Form 20-F
period 2004-12-31
NINETOWNS DIGITAL WORLD TRADE HOLDINGS LTD
filed 2005-06-29
CIK 1285735

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F
UNDER
THE SECURITIES ACT OF 1933

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004. Commission file number: 000-51025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Ninetowns Digital World Trade Holdings Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization )

5th Floor, Union Plaza
20 Chaowai Street, Chaoyang District
Beijing 100020, The People’s Republic of China
telephone: (86 10) 6588-7788
facsimile: (86 10) 6588-2290
e-mail: ir@ninetowns.com
(Address of principal executive offices)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

American Depositary Shares,
each representing one ordinary share, par value HK$0.025 per share

Indicate the number of outstanding shares of each of the Issuer’s class of capital or common stock as of the close of the period covered by this Annual Report: 34,391,834 ordinary shares, par value HK$0.025 per share.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑     No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐     Item 18 ☑

		Page
Item 1.	Identity of Directors, Senior Management and Advisors.	1
Item 2.	Offer Statistics and Expected Timetable.	1
Item 3.	Key Information.	1
Item 4.	Information on the Company.	20
Item 5.	Operating and Financial Review and Prospects.	46
Item 6.	Directors, Senior Management and Employees.	66
Item 7.	Major Shareholders and Related Party Transactions.	78
Item 8.	Financial Information.	82
Item 9.	The Offering and Listing.	83
Item 10.	Additional Information.	84
Item 11.	Quantitative and Qualitative Disclosures About Market Risk.	93
Item 12.	Description of Securities Other than Equity Securities.	93
Item 13.	Defaults, Dividend Arrearages and Delinquencies.	94
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.	94
Item 15.	Controls and Procedures.	94
Item 16A.	Audit Committee Financial Expert.	94
Item 16B.	Code of Ethics.	95
Item 16C.	Principal Accountant Fees and Services.	95
Item 16D.	Exemptions from the Listing Standards for Audit Committee.	95
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.	95
Item 17.	Financial Statements.	96
Item 18.	Financial Statements.	96
Item 19.	Exhibits.	96
EX-2.1 SPECIMEN AMERICAN DEPOSITARY RECEIPT
EX-4.39 TRANSLATION OF SOFTWARE DEVELOPMENT CONTRACT DEC 15, 2004
EX-4.40 TRANSLATION OF SOFTWARE DEVELOPMENT CONTRACT JAN 27, 2005
EX-4.41 TRANSLATION OF SOFTWARE DEVELOPMENT CONTRACT MAR 31, 2005
EX-4.42 SUMMARY OF SALE & PURCHASE AGREEMENT
EX-4.43 SUMMARY OF FORM OF SALE & PURCHASE AGREEMENT
EX-11.1 CODE OF BUSINESS CONDUCT & ETHICS
EX-11.2 CODE OF ETHICS FOR CEO & SENIOR FINANCIAL OFFICERS
EX-12.1 CERTIFICATION OF CEO PURSUANT TO SEC RULE 13A-14(A)
EX-12.2 CERTIFICATION OF CFO PURSUANT TO SEC RULE 13A-14(A)
EX-13.1 CERTIFICATION OF CEO PURSUANT TO SEC RULE 13A-14(B)
EX-13.2 CERTIFICATION OF CFO PURSUANT TO SEC RULE 13A-14(B)
EX-15.1 CONSENT OF DELOITTE TOUCHE TOHMATSU
EX-15.2 CONSENT OF GLOBAL INSIGHT
EX-15.3 CONSENT OF CONYERS DILL & PEARMAN
EX-15.4 CONSENT OF COMMERCE & FINANCE LAW OFFICES

i

Introduction

We and certain selling shareholders of our company completed the initial public offering of 9,600,000 American Depositary Shares, or ADSs, each representing one of our ordinary shares, par value HK$0.025 per share, on December 8, 2004. On December 3, 2004, we listed our ADSs on the Nasdaq National Market, or Nasdaq, under the symbol “NINE.”

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2002, 2003 and 2004, and as of December 31, 2003 and 2004. References to “2002,” “2003,” “2004” and “2005” are, where appropriate, references to the years ended or ending December 31, 2002, 2003, 2004 and 2005, respectively.

Discrepancies in tables between totals and sums of the amounts listed are due to rounding.

References to “China” or the “PRC” are to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau. Facts and statistics in this annual report relating to the enterprise software and related services market, the PRC import/export industry and economic data are derived from various government and research publications.

Forward-looking statements

This annual report contains forward-looking statements that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” or “will,” or the negative of such terms or other comparable terminology. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, among other things, those listed under “Risk factors” as well as those included elsewhere in this annual report.

These forward-looking statements include, but are not limited to, statements relating to:

•	our anticipated capital expenditures and our ability to fund such expenditures;

•	our expectations about growth in demand for our products and services;

•	acquisitions or investments in businesses, products or technologies that are complementary to our own;

•	our ability to adjust to technological change; and

•	our belief about the effects of government regulation on our business.

You should not place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in Item 3 of this annual report, “Key Information – Risk factors.” We undertake no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions the forward-looking events discussed in this annual report might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

ii

Item 1. Identity of Directors, Senior Management and Advisors.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A. Selected financial information and other data

The following table shows selected consolidated financial information and other data for our business. You should read the following information in conjunction with Item 5 of this annual report, “Operating and Financial Review and Prospects.” The statement of operations data and cash flow data for the years ended December 31, 2002, 2003 and 2004, and the balance sheet data as of December 31, 2003 and 2004, are derived from our audited consolidated financial statements and related notes thereto, which are included in this annual report beginning on page F-1. These audited consolidated financial statements and the related notes thereto have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

The statement of operations data for the six-month period from the date we assumed the business of our predecessor, Beijing Ninetowns Technology Group Limited, or Ninetowns Technology, to December 31, 2000 and the balance sheet data as of December 31, 2000 and 2001 are derived from our unaudited consolidated financial statements which have not been included in this annual report. The statement of operations data for the six-month period ended June 30, 2000 and the balance sheet data as of June 30, 2000 of our predecessor, are derived from the unaudited consolidated financial statements of our predecessor prior to our restructuring which have not been included in this annual report.

		For the		For the
		six months ended		six months ended
In thousands, except per share, per ADS and		June 30,		December 31,	For the year ended December 31,
operating data and percentages		2000		2000	2001		2002		2003		2004		2004(1)
		(predecessor)		(successor)
		(unaudited)		(unaudited)

Statement of operations data
Total net revenues:
Enterprise software	RMB	—	RMB	141	RMB	39,120	RMB	93,375	RMB	113,791	RMB	188,720	US$	22,802
Software development services		—		—		—		14,400		19,045		12,723		1,537
Computer hardware sales		7,729		18,984		19,894		258		72		104		12

		7,729		19,125		59,014		108,033		132,908		201,547		24,351

Cost of revenues:
Enterprise software		—		(322)		(443)		(1,115)		(1,532)		(1,528)		(185)
Software development services		—		—		—		(3,534)		(4,939)		(2,970)		(358)
Computer hardware sales		(7,384)		(17,962)		(19,142)		(216)		(48)		(9)		(1)

		(7,384)		(18,284)		(19,585)		(4,865)		(6,519)		(4,507)		(544)

Gross profit		345		841		39,429		103,168		126,389		197,040		23,807
Operating expenses:
Selling expenses		(8)		(1,813)		(14,385)		(13,604)		(13,674)		(15,977)		(1,931)
General and administrative expenses		(6,041)		(3,257)		(7,458)		(10,671)		(20,395)		(35,872)		(4,334)
Research and development expenses		—		(1,750)		(6,285)		(4,108)		(2,691)		(4,819)		(582)
Employee stock-based compensation related to general and administrative expenses		—		—		—		—		(35,000)		—		—
Allowance for doubtful debts		—		(400)		(800)		(1,524)		(1,516)		(700)		(85)

Income (loss) from operations		(5,704)		(6,379)		10,501		73,261		53,113		139,672		16,875
Interest expenses		—		(197)		(571)		—		—		—		—
Interest income		8		75		991		619		1,220		3,768		455
Other income		—		32		5		458		211		1,340		162

		For the		For the
		six months ended		six months ended
In thousands, except per share, per ADS and		June 30,		December 31,	For the year ended December 31,
operating data and percentages		2000		2000	2001		2002		2003		2004		2004(1)
		(predecessor)		(successor)
		(unaudited)		(unaudited)

Income (loss) before income taxes	RMB	(5,696)	RMB	(6,469)	RMB	10,926	RMB	74,338	RMB	54,544	RMB	144,780	US$	17,492
Income taxes		—		—		(386)		(2,061)		(4,116)		(1,823)		(220)

Income (loss) before minority interests		(5,696)		(6,469)		10,540		72,277		50,428		142,957		17,272
Minority interests		—		(565)		(1,047)		(7,299)		(9,239)		(9,006)		(1,088)
Equity in earnings of an affiliate company		—		—		24		79		—		—		—

Net income (loss)		(5,696)		(5,904)		9,517		65,057		41,189		(133,951)		16,184

Net income per share and ADS(2):
Basic						0.43		2.96		1.82		4.96		0.60
Diluted						0.43		2.96		1.82		4.74		0.57
Cash flow data:
Net cash provided by (used in) operating activities		(147)		(2,956)		28,678		58,568		46,412		58,021		7,009
Depreciation and amortization		117		99		1,053		1,126		874		2,120		256
Net cash provided by (used in) investing activities		—		(13,013)		(21,157)		16,029		1,203		(94,156)		(11,376)
Net cash provided by (used in) financing activities		—		35,981		(5,575)		(30,531)		70,250		565,597		68,337

	As of
	June 30,		As of December 31,
	2000		2000		2001		2002		2003		2004		2004(1)
	(predecessor)		(predecessor)
	(unaudited)		(unaudited)

Balance sheet data:
Cash and cash equivalents	RMB	195	RMB	20,207	RMB	5,600	RMB	49,666	RMB	167,531	RMB	696,993	US$	84,212
Trade receivables, net of allowance for doubtful debts, from:
external customers		1,444		1,674		18,598		28,179		31,096		38,190		4,615
related parties		—		—		—		9,000		31,885		30,940		3,738
Term deposits		—		—		24,416		24,832		65,664		150,913		18,234
Total assets		3,135		37,536		86,373		133,287		323,975		1,222,182		147,667
Short-term unearned revenue		—		1,823		41,371		44,420		70,608		97,230		11,748
Total current liabilities		803		43,590		79,636		56,581		94,234		131,130		15,844
Mezzanine equity		—		—		—		—		46,937		—		—
Total shareholders’ equity		2,331		(5,903)		3,613		68,671		165,530		1,090,452		131,751

(1)	For the convenience of the reader, the RMB amounts are expressed in U.S. dollars at the rate of RMB8.2765 to US$1.00, the noon buying rate in effect on December 31, 2004 as quoted by the Federal Reserve Bank of New York.

(2)	On November 9, 2004, our shareholders approved a 4-for-1 share split. All shares and per share data have been restated to give retroactive effect to this share split.

Exchange rate information

Our business is primarily conducted in China and denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at a specific rate solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB8.2765 to US$1.00, the noon buying rate in effect as of December 31, 2004. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Noon Buying Rate
	Period End	Average (1)	Low	High
	(RMB per US$1.00)

2000	8.2774	8.2784	8.2799	8.2768
2001	8.2766	8.2770	8.2786	8.2676
2002	8.2800	8.2770	8.2800	8.2669
2003	8.2767	8.2771	8.2880	8.2765
2004	8.2765	8.2768	8.2774	8.2764
October	8.2766	8.2765	8.2768	8.2765
November	8.2765	8.2765	8.2765	8.2764
December	8.2765	8.2765	8.2767	8.2765
2005
January	8.2765	8.2765	8.2765	8.2765
February	8.2765	8.2765	8.2765	8.2765
March	8.2765	8.2765	8.2765	8.2765
April	8.2765	8.2765	8.2765	8.2765
May	8.2765	8.2765	8.2765	8.2765
June(2)	8.2765	8.2765	8.2765	8.2765

(1)	Annual and monthly averages are calculated using the average of the daily rates during the relevant period.

(2)	For the period to and including June 21, 2005.

B. Capitalization and indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk factors

Risks related to our business

We currently generate substantially all of our total net revenues from either PRC government agencies or in connection with PRC government agency filings, and our failure to maintain a continued working relationship with certain PRC government agencies and, in particular, the PRC Inspections Administration, would result in the reduction or loss of substantially all of our total net revenues.

Sales of our enterprise software and software development services that are either used by the State Administration for Quality Supervision and Inspection and Quarantine of the PRC, or PRC Inspections Administration, or by Beijing iTowNet Cyber Technology Ltd., or iTowNet, the operator of the PRC Inspections Administration’s data exchange platforms and electronic processing systems, have accounted for substantially all of our total net revenues. We expect that, in the future, we will continue to generate substantially all of our total net revenues through sales of enterprise software and software development services that will be used in connection with PRC Inspections Administration filings. Net revenues from sales of enterprise software for PRC Inspections Administration filings accounted for 86.4%, 85.2% and 87.1% of our total net revenues in 2002, 2003 and 2004, respectively. Net revenues from software development services provided to the PRC Inspections Administration and iTowNet accounted for 12.6%, 13.9% and 5.7% of our total net revenues in 2002, 2003 and 2004, respectively.

We cannot assure you that we will be able to maintain our working relationship with the PRC Inspections Administration or other PRC government agencies in connection with new enterprise software or in relation to the continued use of our existing enterprise software. If the PRC Inspections Administration ceases to cooperate with us in researching and developing new enterprise software; ceases to use the electronic infrastructure that we helped develop and build; reduces its spending on, or commitment to, or ceases or slows down the implementation of, the digitization of its processes for data collection and administration; encourages our competitors or alternate means of data collection; or requires us to lower the prices of our products and services; then our market position, revenues and profitability would be materially and adversely affected. Furthermore, such a change in our relationship with the PRC Inspections Administration could result in the loss of what we perceive to be our first mover advantage in developing software products compatible with the systems implemented by the PRC Inspections Administration. The loss of such an advantage would result in slower growth and/or reduced sales, which would require us to increase our research and development and sales and marketing expenditures.

Our revenues would be adversely affected if the PRC Inspections Administration, or any other government agency to which our products relate, develops, endorses or adopts an alternative to our enterprise software.

Our business would be adversely affected if the PRC Inspections Administration, its affiliated company iTowNet or any other government agency or affiliate to which our products relate decides to develop its software and platform internally, endorses software provided by others or permits filings to be made online without independently produced software. In such case, we would not only face enhanced competition, but our software products and services relating to the PRC Inspections Administration, iTowNet or any such government agency or affiliate could become obsolete, which would result in the reduction or loss of substantially all of our revenues.

Our significant shareholders, their related parties and our management personnel have potential conflicts of interest with us, which may result in their taking corporate actions which you may not believe to be in your best interests or in the best interests of our company.

As of May 31, 2005, Shuang Wang, our Chief Executive Officer and a director of our company, or Mr. Wang, and Min Dong, our Senior Vice President of Legal Affairs, Administration and Human Resources and the spouse of Mr. Wang, or Ms. Dong, beneficially own 49.5% of our ordinary shares. In addition, the directors of Jitter Bug Holdings Limited, or Jitter Bug, which is our principal shareholder and beneficially owns 43.1% of our ordinary shares, and the directors of our company are similar. Specifically, Mr. Wang, Mr. Gerry Ka Cheung Wai, who is our Chief Legal Advisor, Company Secretary and one of our directors, or Mr. Wai, and Mr. Kin Fai Ng, who is our Senior Vice President and one of our directors, or Mr. Ng, who comprise three of our nine directors and have significant influence over the management and policies of our company, are also directors of Jitter Bug. Furthermore, Mr. Wai and Mr. Ng are beneficial owners of equity interests in Jitter Bug. Mr. Xiaoguang Ren, our President, or Mr. Ren, and Ms. Dong are also directors of Jitter Bug. Together, Ms. Dong and Messrs. Wang, Wai, Ng and Ren comprise five of the six directors of, and effectively control, Jitter Bug, and these five persons are all executive officers of our company.

Accordingly, Jitter Bug and our management personnel named above will have substantial influence over the management and policies of our company and the outcome of most corporate actions. As a result, Jitter Bug and our management personnel have the power to take corporate actions which other shareholders may not believe are in their best interests or in the best interests of our company. There can be no assurance that Jitter Bug and our management personnel will not cause our company to take such corporate actions. There can also be no assurance that our management personnel will not be influenced in their day-to-day management of our company by their interests in Jitter Bug.

Mr. Wang and Ms. Dong beneficially own 100.0% of Ninetowns Import & Export e-Commerce Co., Ltd., or Import & Export, which in turn owns a 49.0% equity interest in iTowNet. iTowNet is 51.0% owned by the PRC Inspections Administration and is the ultimate user of substantially all the software development services we provide and operates the data exchange platforms that interface between international trade enterprises using our enterprise software and the PRC Inspections Administration’s internal electronic processing systems. iTowNet receives a fee of RMB5 for each submission made over its data exchange platforms. Mr. Wang is a non-executive director and the vice-chairman of the board of directors of iTowNet. Due to their ownership interest in iTowNet and Mr. Wang’s position as a director of iTowNet, the interests of Mr. Wang and Ms. Dong may also differ from those of our other shareholders.

Mr. Ren is also a non-executive director of iTowNet. Mr. Bolin Wu, who is our General Manager, Research and Development and Chief Technology Officer, or Mr. Wu, is the sole supervisor of iTowNet. As the supervisor of iTowNet, Mr. Wu is responsible for overseeing the financial operations of iTowNet, the actions of its board of directors and senior management and their compliance with relevant laws and iTowNet’s charter documents.

We derived RMB13.6 million, RMB515,000 and RMB22.9 million (US$2.8 million), or 12.6%, 0.4% and 11.4% of our total net revenues in 2002, 2003 and 2004, respectively, from iTowNet, which is our related party and a major customer for our software development services. We did not derive any of our total net revenues in 2004 from Beijing Regard Technology Co., Ltd., or Beijing Regard, which is also our related party and another major customer for our software development services. We derived RMB28.8 million (US$3.5 million), or 14.3% of our total net revenues in 2004 from Ninetowns Enke, which is our sole franchisee.

We cannot assure you that our transactions with iTowNet and Beijing Regard would have occurred on their current terms, or at all, had these relationships not existed; nor can there be any assurance as to the effect these relationships will have on our future business dealings with iTowNet and Beijing Regard. See Item 7 of this annual report, “Major Shareholders and Related Party Transactions — Related party transactions.”

Since a significant part of the growth of our total net revenues in 2002, 2003 and 2004 was generated from software development services, a decline in demand for those services or a change in our relationship with the primary purchasers of those services may result in a significant reduction in our total net revenues and our net revenues from the provision of software development services.

We have provided software development services to iTowNet since April 2002. In addition, we provide software development services either directly, or indirectly as a sub-contractor for Beijing Regard, to iTowNet. See Item 7 of this annual report, “Major Shareholders and Related Party Transactions — Related party transactions — Beijing Regard Technology Co., Ltd.” Net revenues from the provision of software development services, either directly to iTowNet or indirectly to iTowNet through Beijing Regard, accounted for approximately 12.6%, 13.9% and 4.8% of our total net revenues, and 94.5%, 97.1% and 75.4% of our net revenues from the provision of software development services, in 2002, 2003 and 2004, respectively. We intend to continue to offer these services to iTowNet and Beijing Regard, but if we are unable to obtain additional software development contracts from iTowNet or from Beijing Regard, we may cease to provide software development services or experience a significant reduction in our total net revenues and our net revenues from the provision of software development services.

A significant portion of our total net revenues are generated by our four largest customers, and the loss of all or part of our net revenues from any of these customers would result in a decline in our total net revenues and a significant increase in our sales and marketing expenditures.

We have distribution agreements with our two authorized distributors and a franchise agreement with our one franchisee who, as a result of their purchases of enterprise software for distribution to end-users, are also three of our largest customers. Our net revenues from sales of our enterprise software from our distributor Guangzhou Panyu Chengchang Trade Development Co., Ltd., a PRC company, or Panyu, were RMB17.3 million, RMB27.6 million and RMB42.8 million (US$5.2 million), which represented 16.0%, 20.7% and 21.3% of our total net revenues for 2002, 2003 and 2004, respectively. Our net revenues from sales of our enterprise software from our distributor Shanghai Xianghua Shipping Consulting Company, a PRC company, or Xianghua, were RMB19.0 million, RMB18.2 million and RMB2.0 million (US$245,000), which represented 17.6%, 13.7% and 1.0% of our total net revenues for 2002, 2003 and 2004, respectively. Our net revenues from sales of our enterprise software from our distributor, Shanghai Tomorrow Technology Development Co., Ltd., a PRC company, or Tomorrow Technology, were RMB3.0 million and RMB32.1 million (US$3.9 million), which represented 2.3% and 15.9% of our total net revenues for 2003 and 2004, respectively. Our net revenues from sales of our enterprise software from our franchisee, Ninetowns Enke, were RMB1.6 million and RMB28.8 million (US$3.5 million) or 1.2% and 14.3% of our total net revenues in 2003 and 2004, respectively. To our knowledge, Panyu, Xianghua, Tomorrow Technology and Ninetowns Enke are not PRC government agencies.

Beijing Regard and iTowNet, which are parties related to our company, have been our two largest customers for software development services. Our net revenues from the provision of software development services to Beijing Regard were RMB18.5 million or 13.9% of our total net revenues in 2003. We did not recognize any net revenues from the provision of software development services to Beijing Regard in 2004. We did not provide software development services to Beijing Regard in 2002. Our net revenues from the provision of software development services to iTowNet were RMB13.6 million, nil and RMB9.6 million (US$1.2 million), or 12.6%, 0.4% and 4.8% of our total net revenues, in 2002, 2003 and 2004, respectively. To our knowledge, iTowNet and Beijing Regard are not PRC government agencies, but iTowNet is 51.0% owned by the PRC Inspections Administration.

In the event one or more of our customers discussed above discontinues their businesses or their dealings with us, and we are unable to find an adequate replacement for such customer in a timely manner, we would suffer a decline in total net revenues and in turn would need to significantly increase our sales and marketing expenditures.

Our trade receivables, which include trade receivables from related parties, are significant and if customers fail to pay amounts owed, our profitability and financial position could decline.

As of December 31, 2004, our trade receivables amounted to approximately RMB69.1 million (US$8.4 million), of which our trade receivables from related parties amounted to RMB30.9 million (US$3.7 million). Our trade receivables as of December 31, 2004 represented approximately 7.2% of our total current assets and our trade receivables from related parties represented approximately 3.2% of our total current assets. As of December 31, 2004, we had an allowance for doubtful debts of approximately RMB4.5 million (US$549,000). If any of our distributors, our franchisee or any of our other customers fails to pay, or delays payment on, all or part of these trade receivables, we would be required to make additional allowances for doubtful debts and our profitability and financial position could decline.

Our existing major shareholders have substantial control over us and could delay or prevent a change in corporate control, which could in turn reduce the market price of your ADSs.

Our executive officers, directors and shareholders with 5.0% or more shareholding of our company and their affiliates beneficially own approximately 60.1% of our outstanding ordinary shares. Such concentration of ownership might have the effect of delaying or preventing a change in control of our company which could in turn reduce the market price of our ADSs and the voting and other rights of our other shareholders.

Our failure to market our customer maintenance services to our existing users could impair our planned revenue growth.

We offer one year of customer maintenance services with our iDeclare.CIQ basic package, and charge a fee of RMB1,500 per licensee for customer maintenance services each year thereafter. However, until September 2003, we did not emphasize the marketing of customer maintenance services because we were focused on building our relationships with our users and we believed that not all of our users and potential users were accustomed to being charged for this type of service. In 2004, we generated approximately RMB23.6 million (US$2.9 million) in customer maintenance service fees from approximately 15,700 users, so that approximately 30.4% of the total number of users due for a maintenance contract renewal in 2004 paid for the renewal.

Our success in marketing customer maintenance services to our users depends in part on whether users require software updates. Software updates can implement modifications to forms, programs and information systems necessary to address changes imposed by the PRC Inspections Administration. Therefore, the desirability and usefulness of our customer maintenance services is dependent in part on changes occurring in government policies. To date, we have not terminated, but rather continue to routinely provide, customer maintenance services to users who have not paid the customer maintenance service fees. If we fail to market our customer maintenance services to, or to collect customer maintenance service fees from, our users in the future, our planned revenue growth could be impaired.

We currently depend on our iDeclare.CIQ product for a substantial majority of our total net revenues and our failure to develop or license additional enterprise software or a decline in demand or our marketing efforts for iDeclare.CIQ could materially reduce our total net revenues.

Sales of iDeclare.CIQ accounted for approximately 86.4%, 85.2% and 87.1% of our total net revenues in 2002, 2003 and 2004, respectively. Any decrease in the demand for or price of iDeclare.CIQ, any increase in competition to iDeclare.CIQ, including but not limited to as a result of the PRC Inspections Administration’s and iTowNet’s endorsement of a comparable product, any failure by our company to develop additional enterprise software, any significant shift in our marketing efforts, any lasting or prolonged interruption that prevents our enterprise software from delivering data to government entities due to system failures or other factors, or any other adverse development specific to iDeclare.CIQ, could materially reduce our total net revenues. Specifically, we intend to focus a substantial amount of our marketing and research and development efforts on our new enterprise software product iProcess.CIQ in the near term. As a result of our marketing focus on iProcess.CIQ, our sales of iDeclare.CIQ could fail to meet our expectations or could decline. In such event, if we fail to successfully launch iProcess.CIQ or if iProcess.CIQ is not accepted by the market, we will experience a decline in our total net revenues.

Competition could reduce our profit margins and revenues.

Companies that have expertise in marketing and providing government-related software products and services may begin to compete with us. There are companies that provide software products and services similar to ours in many other countries. In addition, there are companies in China that provide such products and services to PRC government agencies other than the PRC Inspections Administration. In particular, there are regional software providers in China implementing systems for provincial branches of government agencies such as the Customs General Administration of the PRC, or PRC Customs. Furthermore, we are aware of one other software provider in China, Fujian Ronji Software Development Co., Ltd., or Ronji, that provides enterprise software for PRC Inspections Administration-related filings. We are also aware of several software developers that provide software development services to our customers, in particular to iTowNet. See Item 4 of this annual report, “Information on the Company — Business overview — Competition.” There can be no assurance that other companies will not allocate resources to pursue opportunities relating to the needs of international trade enterprises making government filings in China.

Our potential competitors may have greater marketing, programming, research and development, capital and other resources than we do. These resources could enable our potential competitors to take aggressive action to gain market share. Additionally, we may face competition from companies with established reputations and political relationships with PRC government agencies. If we do not compete effectively or if we experience any pricing pressure from our potential competitors, we may experience loss of market share and reduced profit margins and revenues.

Future acquisitions and investments could divert our management’s attention, which may have an adverse effect on our ability to manage our business and expose us to potential risks.

Selective acquisitions and investments in new businesses form part of our strategy to further expand our business. If we are presented with appropriate opportunities, we may acquire additional complementary companies, products or technologies, or invest in new businesses. Future acquisitions and investments and the subsequent integration of new companies, assets or business ventures would require significant time and attention from our management. The diversion of our management’s attention to integrate such acquisitions or investments and any difficulties encountered in any integration process could have a material adverse effect on our ability to manage our business and expose us to potential risks, including risks associated with the integration of new operations, technologies and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, the inability to generate sufficient revenues to offset the costs and expenses of acquisitions and investments, and potential loss of, or harm to, our relationships with employees, customers and suppliers.

Our business depends substantially on the continuing efforts of our executive officers, and our business may be severely disrupted if we lose their services.

Our success depends substantially on the expertise and experience of our executive officers, who have extensive skills in and knowledge about the international trade industry and the software industry in China. They also have established relationships with our major customers, our suppliers, government regulators and our shareholders. We do not maintain key-man life insurance for any of our executive officers. The loss of services of any or all of our executive officers in the absence of suitable replacements could have a material adverse effect on our operations and future profitability.

In addition, if any of our executive officers joins a competitor or forms a competing company, we may lose customers, suppliers, research and development expertise and employees and our relationship with the

PRC Inspections Administration could be materially and adversely affected. Although all of our executive officers have entered into service agreements with us which contain confidentiality and non-competition provisions, it may be difficult to enforce such provisions in China in light of uncertainties relating to China’s legal system. See “— Risks related to doing business in China — The uncertain legal environment in China could limit the legal protections available to you and could adversely affect our ability to provide our products and services in China.”

Our inability to attract and retain experienced personnel may adversely affect our ability to create enterprise software for international trade enterprises or provide software development services to PRC government agencies.

Our success depends on our ability to attract, retain, train and motivate highly skilled employees, including experienced software engineers, technical personnel and sales and marketing personnel, all of whom are in great demand in China. In particular, we depend on software engineers who have expertise and experience in creating enterprise software for international trade enterprises as well as providing software development services to PRC government agencies. We may not be able to attract or retain the key personnel that we will need to achieve our business objectives. In addition, as we are still a relatively young company and our business has grown rapidly since our establishment, at times our ability to train and integrate new employees into our operations may not meet the growing demands of our business. As the PRC economy continues to develop, demand for personnel with the skills we require to create and distribute our enterprise software will increase, which could raise our costs or make it impracticable for us to hire skilled or experienced personnel. Certain of our senior software engineers, technical officers or staff members are not bound by non-competition agreements and those who are not bound could decide to resign or work for our competitors at any time without any contractual restriction. The departure of any of these personnel could have a material adverse effect on our ability to create enterprise software for international trade enterprises or provide software development services to PRC government agencies.

Without PRC government action, we may not be able to introduce or enhance our enterprise software products, which may restrict our ability to expand our business and revenues.

Our ability to offer enterprise software to international trade enterprises depends on the ability of various PRC government agencies to accept electronic filings from users of our enterprise software. This includes some PRC government agencies permitting electronic filings for the first time and other PRC government agencies which already permit some electronic filings allowing additional types of filings to be made. Factors such as a government agency’s budget, timing, decision-making process, ability to implement our enterprise software, willingness of local offices to implement our enterprise software and other factors beyond our control could constrain our ability to expand our business or increase our revenues.

Our failure to adequately manage our growth and expansion could result in a deterioration in our results of operations and financial condition.

Our historical growth has placed, and such growth and any further growth is likely to continue to place, a significant strain on our managerial, operational, financial and other resources. Our future success will depend, in part, upon the ability of our senior management to manage our growth effectively. Such effective management will require us to implement additional management information systems, to develop further our operating, administrative, financial and accounting systems and controls and to maintain close coordination among our software design, software coding, accounting, finance, marketing, sales and operations organizations. Any failure to implement or improve systems or controls to manage our growth and expansion effectively could result in a deterioration in our results of operations and financial condition.

We often commence work on software development projects based on verbal agreements and if our customers do not pay us for these services our working capital requirements and expenses may increase without a corresponding increase in net revenues, which would adversely affect our profitability.

As we believe is consistent with the practice of other software development companies in China engaged in government-related work, we often commence software development projects based on oral commitments from our customers. We may accrue substantial trade receivables in connection with such projects, because we seldom receive pre-payment or progress payments during the project. As a result, we may need to substantially increase our expenses without assurance that we will be paid for our software development services. Furthermore, we may not recognize any revenue from software development services in any given period because we recognize revenue from such services only when a contract has been signed. For example, we did not recognize any revenue from software development services during the first and second quarters of 2003. If our customers do not pay us, or delay paying us, for our software development services, our working capital requirements and expenses may increase without a corresponding increase in net revenues, which would adversely affect our profitability.

It may be difficult for us to maintain our market position and brand recognition in a rapidly developing market or in the face of competition, which could severely hamper our ability to operate profitably.

We believe that market position and brand recognition are critical to attracting potential customers in the PRC market. In particular, we believe that our sales through indirect channels such as our two distributors and one franchisee rely significantly on our reputation and brand recognition. However, there is no assurance that we can retain our reputation or capitalize on our current leading market share, reputation or brand recognition as our market develops and attracts new competitors. Our failure to promote and enhance our brand name could result in reduced sales or slower growth, each of which may require us to increase spending on marketing or to increase fees to our distributors or our franchisee, which could reduce our profitability.

Programming errors or flaws in our enterprise software or other product defects could decrease market acceptance of our software, which would reduce our revenues and profitability.

Software as complex as our enterprise software frequently contains undetected defects that may be identified at any point in the software’s life. There can be no assurance that, despite repeated testing, defects will not occur in existing or new software. Such defects could result in loss of or delay in receiving revenues, loss of market share, failure to achieve market acceptance, diversion of development resources, injury to our reputation or increased service and warranty costs. Any of the above consequences could adversely impact our business, results of operations and financial condition. Furthermore, our software development services typically involve working with sophisticated software, computing and networking systems. Our failure or inability to meet customer expectations or project milestones in a timely manner could also result in loss of revenues or delay in revenue recognition, loss of market share, failure to achieve market acceptance, injury to reputation and increased costs. Because our customers rely on our products and services for critical trade transactions, any significant defects or errors in our products or services might discourage our customers or potential customers from utilizing our products and services or result in tort or warranty claims. We do not maintain any insurance against product liability or legal claims. Any imposition of liability on us may adversely affect our business and increase our costs, resulting in reduced revenues and profitability.

We may not be able to adequately protect our intellectual property rights and others may claim that we have infringed on their intellectual property rights, which could cause us to be less competitive, may expose us to litigation and may negatively impact our business, results of operations and financial condition.

We rely on a combination of copyrights, trademarks and other methods to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. In addition, there can be no assurance that others will not independently develop substantially equivalent intellectual property. We cannot be certain that the steps we have taken will prevent misappropriations of our technology. From time to time, we may have to resort to litigation or other measures to try to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. We may be unable to enforce our intellectual property rights even through litigation or other measures, particularly in China. See “— Risks related to doing business in China — The uncertain legal environment in China could limit the legal protections available to you and could adversely affect our ability to provide our products and services in China.” In particular, we are aware of an online gaming company in China whose name is substantially similar to our name in Chinese. Although we have registered our trademarks in China, we cannot assure you that such company will not take actions against us for trademark infringement. We have not registered any service marks, trademarks or patents outside of China.

There can be no assurance that infringement or other claims will not be asserted or prosecuted against us in the future or that any past or future assertions or prosecutions will not materially and adversely affect our business, results of operations and financial condition. Any such claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel or require us to develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all. In the event of a successful claim of infringement against us, our revenues may decrease and our expenses to obtain or develop non-infringing technology or to license the infringed or similar technology may increase. In addition, our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis may cause our business, results of operations and financial condition to be negatively affected. See Item 4 of this annual report, “Information on the Company — Business overview —Intellectual property rights.”

We sold some of our enterprise software before they were registered for sale with the Ministry of Information Industry of the PRC, which could expose us to penalties.

We sold our iDeclare.CIQ basic package before it was registered for sale with the Ministry of Information Industry of the PRC, a registration which is required of all PRC software products. We obtained the registration certificate for iDeclare.CIQ in September 2001, 14 months after sales commenced in July 2000 and recorded net revenues from sales of enterprise software of approximately RMB12.6 million in the period prior to issuance of the registration certificate. Our PRC counsel has advised us that the PRC regulations requiring the registration of software prior to its public sale do not set out any specific penalties for the sales of unregistered software products, except that PRC regulators may issue warnings and public censures. Although we were not aware of any warning or public censure related to our pre-registration sales issued by any government entity as of the date of this annual report, our business may be adversely affected if penalties are subsequently imposed by the Ministry of Information Industry of the PRC.

Any reduction of our preferential tax treatment as a PRC high technology enterprise could materially reduce our net income.

All of our principal PRC operating subsidiaries enjoy preferential tax treatment in the form of reduced tax rates or tax holidays provided by the PRC government or its local agencies or bureaus. Beijing New Take Electronic Commerce Limited, or Beijing New Take, and Beijing Ninetowns Times Electronic Commerce Limited, or Ninetowns Times, currently benefit from a 7.5% preferential enterprise income tax, or EIT, rate and are currently exempt from local income tax. Beijing Ninetowns Digital Technology Limited, or Beijing Digital, and Shanghai New Take Digital Technology Co., Ltd., or Shanghai New Take, are currently subject to a 15.0% preferential EIT rate. Beijing Ninetowns Ports Software and Technology Co., Ltd., or Ninetowns Ports, is currently exempt from EIT. As a result of these preferential tax treatments, our effective income tax rate for 2004 was 1.3%. In addition, we also receive from the PRC government a 14.0% value added tax, or VAT, refund on sales of certain registered software. We cannot assure you that we will continue to enjoy this preferential tax treatment in the future, either due to a change in the PRC government’s tax policies or because a subsidiary fails to satisfy the financial and operational criteria necessary to maintain its eligibility for such preferential tax treatment. Any reduction in our preferential tax treatment could materially reduce our net income.

We may be considered a passive foreign investment company, which could lead to additional taxes for U.S. holders of ADSs.

Special U.S. federal income tax rules apply to U.S. holders of shares of a non-U.S. corporation that is classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. The determination of our PFIC status principally depends upon the composition of our assets, including goodwill, and the amount and nature of our income, from time to time. The amount of goodwill will depend in part on the market value of our ADSs or ordinary shares, which may be especially volatile in a technology-related enterprise. We have limited control over these variables. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year.

We do not believe that we were a PFIC for 2004. Although in the past we have operated our business and in the future we intend to operate our business so as to minimize the risk of being classified as a PFIC, there can be no assurance that we will not be a PFIC for 2005 and/or any later years, as PFIC status is re-tested each year and depends on the facts in the relevant year. In particular, fluctuation in the market price of our ADSs or ordinary shares may result in us becoming a PFIC in future years.

Our determination of whether we are a PFIC is not binding on the Internal Revenue Service. If we are treated as a PFIC during any year of a U.S. holder’s holding period with respect to our ADSs or ordinary shares, the U.S. holder will generally be required to treat certain excess distributions and any gain on the sale or other disposition of our ADSs as ordinary income and in some cases an interest charge will also apply, unless the U.S. holder makes a mark-to-market election. For a more detailed description of the tax consequences of the ownership of our ADSs, please see Item 5 of this annual report, “Operating and Financial Review and Prospects — Overview — Description of revenues, cost items and trade receivables — Taxation.”

Risks related to our industry

Our industry is subject to rapid changes in technology and our failure to develop and introduce new enterprise software could reduce our market competitiveness and ability to generate revenues.

Our industry is characterized by rapid technological changes and evolving customer, industry and government standards. Our future success will depend, to a large extent, on our ability to keep pace with technological advances in a timely and cost-effective manner by improving our existing enterprise software or developing new enterprise software that addresses changing customer requirements. Our development of new enterprise software or the enhancement of our existing enterprise software will entail substantial investments in research and development, which we expect to fund with our cash flow from operations and our available cash. Nevertheless, there can be no assurance that our research and development efforts will result in the successful introduction of new enterprise software or the enhancement of our existing enterprise software, nor that any of such new or enhanced enterprise software will be accepted by the market. The emerging nature of our market and its rapid evolution will require us to continually improve the performance, features and reliability of our enterprise software particularly in response to changing market standards, and require us to introduce enterprise software or make enhancements to existing enterprise software as quickly as possible and prior to our competitors. The success of our new enterprise software is dependent on several factors, including differentiation of our enterprise software from products of our competitors and market acceptance. There can be no assurance that we will be successful in developing and marketing new enterprise software that responds to competitive and technological developments and changing customer needs.

Our failure to develop and introduce new enterprise software successfully on a timely basis or to achieve market acceptance could reduce our market competitiveness and ability to generate net revenues. In addition, the widespread adoption of new Internet, networking or telecommunication technologies or standards or other technological changes could require substantial expenditures by us to modify or adapt our products and services. To the extent that a method other than submission by Internet is adopted to enable trusted and secure communications with the PRC Inspections Administration and other trade-related PRC government agencies, sales of our existing and planned enterprise software products will be adversely affected and our enterprise software could be rendered unmarketable or obsolete. Such consequences would have a negative impact on our business, results of operations and financial condition.

Government policies, standards, rules and regulations may force us to implement changes to our existing enterprise software or change how we provide products and services to our customers, which could increase our expenses and decrease our profitability.

The software industry is a new and rapidly evolving industry in China and the regulatory environment has been and continues to be subject to uncertainty. Although the PRC government adopted policies to encourage the development of the PRC electronic government, or e-government, industry through the “Three Digitizations Project,” there can be no assurance that policies and the government’s standards, rules and regulations relating to the e-government software industry, such as the Regulations for the Protection of Computer Software, will not be implemented, interpreted or revised in a manner that may force us to implement changes to our existing enterprise software or change how we provide products and services to our customers, which could increase our expenses and decrease our profitability. See Item 4 of this annual report, “Information on the Company — Business overview — Regulation” for a discussion of the laws and regulations that apply to our company. We cannot accurately predict the circumstances that would cause the PRC government to implement, interpret or revise its policies in such a manner. Nevertheless, the PRC government could adopt measures to more closely regulate the use of the Internet or the software industry in China in order to enhance the government’s control over the Internet or over the content of software being distributed in China.

For example, we may be subject to potential liability for selling software that is subsequently deemed to be illegal by the relevant PRC regulatory authorities for having non-approved technology. These potential liabilities may include fines, product confiscation and criminal sanctions. We cannot assure you that our business, financial condition and results of operations will not be negatively affected by the application of these regulations.

Furthermore, China and the United States may afford different patent protection to software programs. For example, there are jurisdictional variations in the enforcement of patent rights in China because most patent infringement disputes are resolved by courts at the municipal or provincial level or by local administrative authorities for patent affairs, which may be subject to varying local economic and political influences in rendering their decisions. By contrast, all patent disputes in the United States are reviewable by a single federal circuit court, which generally provides greater uniformity to the adjudication of patent disputes. We cannot predict whether the PRC authorities would centralize the enforcement or adjudication of patent rights in the future or how such centralized enforcement or adjudication would affect our rights. If the PRC authorities further de-centralize the regulation of the software industry, or centralize its enforcement or adjudication policy in a way that is detrimental to our company, we may be forced to implement changes to our existing enterprise software or change how we provide products and services to our customers, which could increase our expenses and decrease our profitability.

Risks related to doing business in China

Adverse economic, political, social or legal developments or a decrease in domestic demand in China could result in a reduction in international trade activities involving China, which could in turn reduce the demand for our products and services.

All of our total net revenues have been, and are for the foreseeable future expected to be, derived from the PRC market and substantially all of our operating assets are located in China. Accordingly, our operating results and financial condition are largely subject to economic, political, social and legal developments in China as well as changes in the demand for our enterprise software and software development services by international trade enterprises and PRC government agencies in China. There can be no assurance that such developments will not adversely affect our performance and profitability.

We cannot predict the future direction of the economic reform measures that have been adopted by the PRC government or the effects these measures may have on our business, results of operations or financial position. Many laws and regulations governing economic matters implemented by the PRC government are at an early stage of development and their interpretation and enforcement involve more uncertainties than in most countries belonging to the Organization for Economic Cooperation and Development, or OECD. In addition, the PRC economy differs from the economies of most countries belonging to the OECD. These differences include:

•	economic structure;

•	level of government involvement in the economy;

•	level of development;

•	level of capital reinvestment;

•	control of foreign exchange;

•	methods of allocating resources; and

•	balance of payments position.

As a result of these differences, our business may not develop in the same way or at the same rate as might be expected if the PRC economy were similar to those of other OECD member countries.

In addition, there can be no assurance that any growth in the PRC economy will be steady or that any slowdown will not have a negative effect on our business; that deflation will not reoccur in the PRC economy in the foreseeable future; or that the level of international trade to and from China will not cease to grow at historical rates or even decrease, which could negatively impact demand for our enterprise software. Finally, our results of operations and financial condition could be negatively affected by adverse changes in government monetary policies, import/export polices and regulations, tax regulations or policies and regulations affecting the software industry. Most recently, the PRC government implemented a number of measures, such as raising bank reserves against deposit rates, to place additional limitations on the ability of commercial banks to make loans, in order to slow growth in certain segments of the PRC economy it believed to be overheating. These actions, as well as future actions and policies of the PRC government, could result in a reduction in international trade activities involving China, which could in turn reduce the demand for our products and services.

The uncertain legal environment in China could limit the legal protections available to you and could adversely affect our ability to provide our products and services in China.

We conduct our business entirely through our operating subsidiaries incorporated in China. Our subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters. However, these laws, regulations and legal requirements are relatively new and are evolving rapidly, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to foreign investors and entities, including you and us, such as the right of foreign-invested enterprises to hold licenses and permits such as customs-related business licenses and permits, software licenses and licenses and approvals necessary to provide services to government enterprises. As the PRC legal system matures, changes in its legislation or interpretation of its legislation may adversely affect our ability to provide our products and services in China.

Landlords for some of our leased properties may not possess valid title to their properties and we could be forced to vacate such properties should their title be challenged.

PRC law requires that lessors of properties possess title certificates to the leased properties. We believe we may currently have 34 leases for our offices for which the lessors cannot provide copies of the required title certificates. If there are disputes over the ownership of any of these leased properties, our leases may be deemed invalid by the PRC courts and we may be forced to vacate these properties.

The recurrence of SARS or avian influenza may result in a reduction in business activity in and related to Asia, which could have an adverse effect on our total net revenues, growth and profits.

In early 2003, several economies in Asia, including Hong Kong and China, were affected by the outbreak of Severe Acute Respiratory Syndrome, or SARS. Several confirmed or suspected SARS cases were reported in early 2004 in Beijing and Anhui Province in China. In addition, new lethal outbreaks of avian influenza A (H5N1) infection among poultry were reported by several countries in Asia, including China in June 2004. If there is a recurrence of an outbreak of SARS or avian influenza, it may adversely affect our total net revenues, growth and profits. For instance, a recurrence of SARS, avian influenza or any other epidemic may reduce the level of economic activity in affected areas and negatively impact international trade activities involving China, which could have a negative impact on our business. In addition, health or other government regulations may require temporary closure of our offices, government offices or the offices of our customers, which will severely disrupt our business operations and have a material adverse effect on our total net revenues, growth and profits.

Restrictions on currency exchange may limit our ability to receive and use our revenues to, among other things, pay dividends and make distributions.

Because almost all of our future revenues will be in the form of Renminbi, any future restrictions on currency exchanges may limit our ability to use revenues generated in Renminbi to fund future business activities outside China or to make dividend or other payments in U.S. dollars. There are significant restrictions on the convertibility of the Renminbi, including the restriction that foreign-invested enterprises may only buy, sell and/or remit foreign currencies after providing valid commercial documents at banks authorized to conduct foreign exchange business. In addition, conversion of Renminbi for capital account items, including direct investment and loans, is subject to approval of the State Administration of Foreign Exchange of the PRC, or SAFE, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of the Renminbi, especially with respect to foreign exchange transactions.

The value of our ordinary shares and our ADSs, and the value of your investment in our company, may decrease due to changes in the foreign exchange rate between U.S. dollars and Renminbi.

The value of our ordinary shares and our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and if the Renminbi appreciates against the U.S. dollar at that time, our financial condition and the price of our ordinary shares and our ADSs may be adversely affected. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our ordinary shares or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries in China would be reduced. The value of your investment in our ADSs may fluctuate with the foreign exchange rate between the U.S. dollar and the Renminbi, because the value of our business is largely denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

Risks related to our ADSs and ordinary shares

Your ability to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement, the depositary will not offer you those rights unless the distribution to ADS holders of both the rights and any related securities are either registered under the U.S. Securities Act of 1933, as amended, or the Securities Act, or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

The future sales by our directors, officers and our current shareholders of a substantial number of our ordinary shares could result in the supply of our ADSs in the public market exceeding demand, which in turn could lower the market price of our ADSs.

If our shareholders sell substantial amounts of our ordinary shares or ADSs, including those issued upon the exercise of outstanding options, in the public market, the market price of our ADSs could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Pursuant to the terms of our initial public offering, we and our directors, officers and our pre-IPO shareholders agreed, subject to certain exceptions, not to offer, sell or contract to sell, directly or indirectly, or otherwise dispose of, any of our ADSs, our ordinary shares or any economic interest therein, without the prior written consent of J.P. Morgan Securities Inc. for a period of 180 days following the date of the prospectus related to such initial public offering. Such lock-up period expired on May 31, 2005, and we and our directors, officers and our pre-IPO shareholders have thereafter been able to sell ADSs in the public market, subject to legal restrictions. Mr. Wang, Ms. Dong and Jitter Bug have agreed with certain of our other shareholders to a further restriction on transfer over their ordinary shares after the expiration of the lock-up agreements with the underwriters in our initial public offering. The restrictions of these lock-up arrangements will not apply to any offering or sale of ADSs or other securities by any party who is not subject to such arrangements. If any existing shareholder or shareholders sell a substantial amount of ordinary shares, the supply of our ADSs in the public market may exceed demand, which in turn could lower the market price for our ADSs and thus the value of your investment could be adversely affected.

The market price for our ADSs may be volatile, and the value of your investment in our ADSs may decrease.

The market price for our ADSs may be highly volatile and subject to wide fluctuations in response to the factors set forth elsewhere in this section, as well as:

•	actual or anticipated fluctuations in our quarterly operating results;

•	actual or anticipated fluctuations in the market price of Internet and PRC-related companies;

•	announcements of new products or services by us or our competitors;

•	conditions in the international trade industry; and

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments.

In particular, the performance and fluctuation of the market prices of other PRC technology companies that have listed their securities in the United States may affect the trading and price volatility of our ADSs. Recently, a number of PRC companies have listed their securities, or are preparing to list their securities, in the United States. Some of these securities have experienced significant volatility, including significant price declines in connection with or in the periods following their initial public offerings. The trading performances of these companies’ securities may affect the investor sentiment towards PRC companies listed in the United States in general, which may impact the trading performance of our ADSs. These broad market and industry factors may significantly affect the market price and volatility of our ADSs.

You may not be able to exercise your right to vote.

The SEC generally exempts foreign private issuers such as our company from its proxy solicitation requirements. As a holder of ADSs, you may instruct the depositary of our ADSs to vote the ordinary shares underlying your ADSs, but only if we ask the depositary to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the ordinary shares. However, you may not know about the meeting enough in advance to withdraw the shares. If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you request.

We and the depositary may amend the deposit agreement at any time without your consent, and by doing so may change your rights thereunder in a manner with which you disagree.

We may agree with the depositary to amend the deposit agreement without your consent for any reason. If you continue to hold your ADRs after being notified of such amendment, you will be deemed to have agreed to such amendment. In the event you disagree with any such amendment, your only recourse may be to sell your ADSs.

You may not receive distributions on ordinary shares or any value for them if it is illegal or impractical to make them available to you and these restrictions may reduce the value of your ADSs.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. However, the depositary is not required to do so if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. We have no obligation to register ADSs, ordinary shares, rights or other securities under U.S. securities laws. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may reduce the value of your ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs represented by the ADRs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems it expedient to do so in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We have not adopted any policy regarding the closing of our books relating to our ADSs, nor is there any provision under Cayman Islands or New York law, or the deposit agreement, that would prevent the transferability of ADSs. Under the deposit agreement, however, the depository may close its books for our ADR facility from time to time at its discretion, which may prevent you from transferring your ADSs when you wish to do so.

If our subsidiaries are restricted from paying dividends and other distributions to us, our primary source of funds would decrease.

We are a holding company with no significant assets other than our equity interests in our subsidiaries in China. As a result, we rely on dividends and other distributions paid to us by our subsidiaries in China, including the funds necessary to service any debt we may incur. If our subsidiaries incur debts on their own behalf in the future, the instruments governing the debts may restrict their ability to pay dividends or make other distributions to us, which in turn would limit our ability to pay dividends on our ordinary shares. PRC regulations permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Our subsidiaries in China are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserve funds that are not distributable as cash dividends.

Other than restrictions imposed by PRC law as set forth under Item 8 of this annual report, “Financial Information — Consolidated statements and other financial information — Dividend policy,” our subsidiaries in China are not currently subject to any restriction that would prevent them from paying any dividend or any other form of distribution to us, but there can be no assurance that PRC legal restrictions will not prevent the payment of dividends or distributions in the future and deprive us of our primary source of funds.

You may face difficulties in protecting your interests, and our ability to protect our rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors and actions by minority shareholders are to a large extent governed by the common law of the Cayman Islands. Cayman Islands law in this area may not be as established and may differ from provisions under statutes or judicial precedent in existence in the United States. As a result, our public shareholders may face different considerations in protecting their interests in actions against our management, directors or our controlling shareholder than would shareholders of a corporation incorporated in a jurisdiction of the United States.

The rights of shareholders and the responsibilities of management, members of the board of directors and controlling shareholders under Cayman Islands law, such as in the areas of fiduciary duties, are different from those applicable to a company incorporated in a jurisdiction of the United States. For example, the Cayman Islands courts are unlikely:

•	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•	in original actions brought in the Cayman Islands, to impose liabilities against us based on certain civil liability provisions of U.S. securities laws that are penal in nature.

As a result, our public shareholders may have more difficulty in protecting their interests in connection with actions taken by our management, members of our board of directors or our controlling shareholder than they would as public shareholders of a U.S. company.

Our ability to protect our rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law.

Cayman Islands companies may not have standing to initiate a derivative action in a federal court of the United States. As a result, our ability to protect our interests if we are harmed in a manner that would otherwise enable us to sue in a United States federal court may be limited.

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited because we are incorporated in the Cayman Islands, a substantial portion of our operations are in China and the majority of our directors and officers reside outside of the United States.

We are incorporated in the Cayman Islands, and we conduct substantially all of our operations through our operating subsidiaries in China. Most of our directors and officers reside outside of the United States and substantially all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see Item 10 of this annual report, “Additional Information — Taxation — United States federal income taxation — Enforceability of civil liabilities.”

We may be at risk of securities class action litigation.

In the past, securities class action litigation has been brought against companies following declines in the market price of their securities. If we are faced with such litigation, it could result in substantial costs and a diversion of our management’s attention and resources, which could have a material adverse effect on our business, results of operation, financial condition and the trading price of our ADSs.

We are required to implement additional finance and accounting systems, procedures and controls in the future to satisfy new reporting requirements. Failure to complete the required assessment as to adequacy of our internal control reporting or unavailability of an unqualified report as to the effectiveness of our internal controls over financial reporting provided by our independent registered public accounting firm could lose confidence in the reliability of such controls, which may adversely affect the trading price of our ADSs.

As a public reporting company, we need to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission, including expanded disclosures and accelerated reporting requirements. Compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements may increase our costs and require additional management resources. We have recently been upgrading our existing, and implementing additional, finance and accounting systems, procedures and controls and will need to continue to do so as we grow our business and organization and to satisfy new reporting requirements. If we are unable to complete the required assessment as to the adequacy of our internal control reporting or if our independent registered public accounting firm is unable to provide us with an unqualified report as to the effectiveness of our internal controls over financial reporting, investors could lose confidence in the reliability of our internal controls over financial reporting, which could adversely affect the trading price of our ADSs.

Item 4. Information on the Company.

A. History and development of the company

Our predecessor, Ninetowns Technology, a “share cooperative enterprise” formed under PRC law on March 22, 1995, focused on the research and development of software related to the declaration process, in addition to selling computer hardware and accessories. Through a series of restructuring transactions in 2000, Ixworth Enterprises Limited, or Ixworth, a company incorporated in the British Virgin Islands, acquired 90.0% of the equity interest of Ninetowns Technology. Such 90.0% equity interest acquired by Ixworth was held by New Take Limited and Shielder Limited, both Hong Kong companies, through their respective subsidiaries, Beijing New Take and Ninetowns Times. In September 2003, we issued 21,999,996 ordinary shares to Jitter Bug, the parent company of Ixworth. Jitter Bug simultaneously transferred 100.0% of the equity interest in Ixworth to us. We were incorporated in the Cayman Islands on February 8, 2002 as Ninetowns Digital World Trade Technology Holdings Limited. We changed our name to “Ninetowns Digital World Trade One Technology Holdings Limited” on June 11, 2002 and then to “Ninetowns Digital World Trade Holdings Limited” on April 7, 2003. On November 9, 2004, we effected a 4-for-1 split of our ordinary shares in preparation for our initial public offering. On December 3, 2004, we listed our ADSs on the Nasdaq National Market, under the symbol “NINE.” On December 8, 2004, we completed the initial public offering of our ADSs, each of which represented one ordinary share.

We conduct our business in China through six PRC subsidiaries, namely (i) Beijing New Take, (ii) Beijing Digital, (iii) Ninetowns Times, (iv) Ninetowns Ports, (v) Shanghai New Take, and (vi) Tsingdao Fujin Commerce and Finance Software Limited, or Tsingdao Fujin. On June 30, 2004, we signed definitive agreements to acquire the remaining 10.0% equity interest in Shanghai New Take for a consideration of RMB50,000 from Import & Export. From August to October 2004, we completed a series of reorganization transactions to acquire from our shareholder Value Chain International Limited, or Value Chain, the remaining 10.0% equity interest in Beijing New Take, Beijing Digital, Ninetowns Times, Ninetowns Ports and Shanghai New Take, as well as a 7.0% equity interest in Tsingdao Fujin, in exchange for 2,002,312 ordinary shares and US$5,876,540 in cash.

Our principal executive offices are located at 5th Floor, Union Plaza, 20 Chaowai Street, Chaoyang District, Beijing 100020, People’s Republic of China. Our telephone number in China is (86 10) 6588-7788. We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent for service of process in the United States.

Our capital expenditures for 2002, 2003 and 2004, which totaled approximately RMB1.3 million, RMB2.2 million and RMB52.5 million (US$6.3 million), respectively, consisted primarily of purchases of computers, office equipment and motor vehicles as well as office premises. We anticipate that we will incur capital expenditures in 2005 of approximately RMB10.0 million (US$1.2 million) to purchase computers and software products to support our new software development projects, and approximately RMB40.0 million (US$4.8 million) to acquire office premises and office furniture as part of our effort to reduce office rental expenses in the future. We expect to use our cash flow from operations and our available cash to fund such capital expenditures (including capital expenditures for development of new software products and functions) and to execute our business strategy.

B. Business overview

We are a leading PRC software company that enables enterprises and trade-related PRC government agencies to streamline the import/export process in China; we believe we are a leader in our market based on revenues and market share. We achieve this by leveraging our international trade expertise and our insight into the needs and procedures of trade-related PRC government agencies. To date, we have focused on providing enterprise software for the completion over the Internet of the declaration process. In order to secure our market position, we assisted in designing and building, and continue to help maintain and upgrade, the electronic systems of the PRC Inspections Administration that enable our enterprise software to process electronic declarations over the Internet. We have pioneered the implementation of enterprise software that enables, among other things:

(i)	electronic application to the PRC Inspections Administration for an Origin Certificate;

(ii)	electronic application to the PRC Inspections Administration for goods inspection;

(iii)	electronic transfer of various import/export documents between the local inspection agency branch office where an international trade enterprise is located and the branch office at the discharging port or station through which the relevant goods are being imported into or exported from the PRC; and

(iv)	electronic transfer of documents from the PRC Inspections Administration to PRC Customs.

Our enterprise software consists of standardized, easy-to-install applications that simplify the declaration process for international trade enterprises. Our enterprise software automates and facilitates the processing of the required import/export declarations in a cost-efficient, user-friendly and legally-compliant manner over the Internet, utilizing an electronic infrastructure we helped build that links together numerous branch offices of the PRC Inspections Administration.

Through our software development services, we assist in the development and maintenance of (i) the software systems used to process electronic filings by the PRC Inspections Administration and iTowNet and (ii) the data exchange platforms which serve as the interface between such systems and our enterprise software users. The infrastructure used by the PRC Inspections Administration in the declaration process was developed as a result of the collaborative efforts of our company and the PRC Inspections Administration. We and the PRC Inspections Administration used shared knowledge in connection with the implementation at the PRC Inspections Administration of a PRC e-government initiative widely known as the “Three Digitizations Project.” The “Three Digitizations Project” became particularly active following China’s accession into the World Trade Organization, or WTO, and seeks to enhance the transparency of the administration and improve the internal organization and workflow management of PRC government agencies. The PRC Inspections Administration infrastructure we helped implement includes internal electronic processing systems and data exchange platforms, operated by iTowNet, that interface between international trade enterprises using our enterprise software and the PRC Inspections Administration’s internal electronic processing system. We believe e-government initiatives relating to import/export processes will continue to be an important factor in PRC international trade as China becomes more fully integrated into the WTO.

We believe the market for our enterprise software is large and relatively under-penetrated. The market for our enterprise software relating to the declaration process consists of international trade enterprises in China. According to the PRC Ministry of Commerce, there were approximately 470,000 foreign-invested companies registered to do business in China as of February 29, 2004, many of which engage in importing goods into and exporting goods from China, as well as millions of PRC-based companies which do not have foreign investment but which do engage in importing and exporting. Of these companies, as of December 31, 2004, only approximately 107,000 engaged in electronic import/export declaration processing. We believe approximately 95,000, or approximately 88.8%, of such users use our enterprise software to complete the declaration process with the PRC Inspections Administration.

In 2004, we derived 93.6% of our total net revenues from sales of enterprise software and related customer maintenance services and 6.3% from software development services. Specifically, our enterprise software and related customer maintenance services generated net revenues of RMB93.4 million, RMB113.8 million and RMB188.7 million (US$22.8 million) in 2002, 2003 and 2004, respectively. We believe there were approximately 24,560, 51,860 and 95,000 licensees of our enterprise software registered on their data exchange platforms as of December 31, 2002, 2003 and 2004, respectively.

We intend to increase our revenues by leveraging and strengthening our market reputation, enhancing value for our clients through broader product offerings and improved customer maintenance services,

expanding our client base through increased marketing, maintaining our leadership in technical and industry knowledge and pursuing selective strategic acquisitions and investments.

Advantages of our enterprise software products

Our enterprise software facilitates declaration processing in a cost-efficient and user-friendly manner over the Internet, utilizing data exchange platforms that we helped build. The key advantages of our products are:

Ease of deployment

Our enterprise software consists of standardized programs that can be easily installed onto most computers from a CD-ROM and fully operational in less than 30 minutes. Our enterprise software is broadly applicable to all international trade enterprises seeking to complete the declaration process electronically and does not require customization. We helped build the PRC Inspections Administration’s internal electronic processing systems and the data exchange platforms within the PRC Inspections Administration offices. We have leveraged our experience and expertise with these data exchange platforms, which interface between international trade enterprises and the PRC Inspections Administration’s own internal electronic processing systems, to design enterprise software with optimal compatibility with the PRC Inspections Administration’s systems and internal requirements. We intend to continue to help maintain and upgrade the data exchange platforms. Given our knowledge of such data exchange platforms and our role in continuing to maintain and upgrade such systems, we believe we are in a unique position to provide enterprise software that is easy to deploy, fully integrated and optimally compatible with the PRC Inspections Administration’s systems and internal requirements.

Fast, efficient and accurate transfers

Our enterprise software eliminates the need for the manual preparation and submission of paperwork in the declaration process and can reduce the time required to complete the declaration process from approximately two or more days to as quick as one hour. Our enterprise software enables nearly immediate submission of electronic filings and notice of most submission errors, allowing for fast and accurate submissions. In addition, demands on staff time are reduced and the risk of delayed responses from the PRC Inspections Administration due to delivery failures is minimized because transmissions to and feedback from the PRC Inspections Administration are delivered electronically. Furthermore, since data is submitted in electronic format, there is reduced risk of error and delay related to the PRC Inspections Administration’s inability to read or accurately copy required data. The electronic forms contained in our enterprise software are regularly updated, ensuring that all required information is submitted to the PRC Inspections Administration.

Reduction of costs associated with declaration filings

We believe our enterprise software significantly reduces the costs associated with PRC Inspections Administration filings and that the increased efficiency and accuracy derived from using our enterprise software results in reduced need for staff to complete the declaration process. In addition, there is a reduction in travel expenses traditionally associated with making declarations in person at the PRC Inspections Administration. Furthermore, faster processing can result in reduced transportation time for goods, which is particularly important for perishable goods and reduces an importer’s or exporter’s working capital allocated to inventory.

Convenience of filing anytime and from anywhere over the Internet

Traditionally, an international trade enterprise would send a representative to a PRC Inspections Administration branch office in China during business hours to make a declaration filing. The PRC Inspections Administration branch office would then process and forward the documentation to the PRC Inspections Administration branch office at the port or station through which the relevant goods were being imported into or exported from China. Our enterprise software allows international trade enterprises to make declaration filings with the PRC Inspections Administration electronically over the Internet. Declarations can be made at any time, whether the PRC Inspections Administration’s branch offices are open for business or not, and from anywhere in the world through a computer on which our enterprise software is installed and which is connected to the Internet. In addition, our enterprise software and the electronic systems we helped build allow the PRC Inspections Administration branch office processing the electronic filing to electronically transmit various import/export documents to the PRC Inspections Administration branch office at the relevant import or export port or station. This system increases the efficiency and accuracy of communications between the PRC Inspections Administration’s branch offices and saves time and expense for the PRC Inspections Administration.

User-friendly software

Our user-friendly enterprise software simplifies the declaration process. Our users benefit from an interface that requires very little training and is updated regularly to reflect revisions to the regulations related to the declaration process. Our enterprise software has auto-correction functions that automatically detect errors and suggest corrections. We offer additional software functions that allow our users to expand their software as their business requires. When a user purchases and installs a new software function, new tabs and folders appear in the existing user interface, allowing the addition of the new software function while maintaining a familiar and easy-to-use environment.

Competitive advantages

We believe we have achieved the leading position in our industry, in part, by establishing the competitive strengths described below:

First to market, setting the industry standard

We assisted in designing and building the electronic infrastructure used by the PRC Inspections Administration to accept and process electronic declarations. We believe our enterprise software for PRC Inspections Administration filings is perceived by our customers and others to be the industry standard in our market because:

•	we helped build the PRC Inspections Administration’s system for accepting and processing electronic declarations,

•	our enterprise software is highly reliable,

•	we believe our enterprise software was the first made available for electronic declaration processing with the PRC Inspections Administration,

•	we believe our enterprise software was the first product endorsed by the PRC Inspections Administration for use in such declarations, and

•	our enterprise software is being used by approximately 88.8% of all filers making electronic PRC Inspections Administration declarations.

Based on the foregoing, we believe we are the leading provider of enterprise software to international trade enterprises using the electronic declaration process in China.

Proven ability to establish and maintain collaborative relationships with the PRC Inspections Administration

We believe we were the first company to work with the PRC Inspections Administration to develop enterprise software related to the declaration process. As a result of our long-standing relationship with the PRC Inspections Administration, we have developed a detailed understanding of the PRC Inspections Administration’s and international trade enterprises’ declaration processing and other trade-related requirements. Mr. Wang and Ms. Dong also beneficially own a 49.0% equity interest in iTowNet, which is 51.0% owned by the PRC Inspections Administration and operates the data exchange platforms that interface between international trade enterprises using our enterprise software and the PRC Inspections Administration’s internal electronic processing system. We continue to work closely with the PRC Inspections Administration to refine our enterprise software to reflect changes in the PRC Inspections Administration’s information systems, procedures, rules and regulations and to create new software functions to address additional aspects of the declaration process. We also believe that our solid track record with the PRC Inspections Administration will assist us in establishing collaborative relationships with other PRC government agencies, such as PRC Customs.

Scalable, modular and secure software

The data exchange platform that we built for iTowNet is designed to effectively and efficiently handle a large number of concurrent transactions for a large number of users. We believe such scalability enables the PRC Inspections Administration to adapt to the growing and changing PRC market at minimal cost. Our enterprise software is designed to be modular, which allows our users to easily add functions by installing additional software over the Internet with minimal cost to us. Furthermore, all users must be authenticated as having a licensed copy of our enterprise software and as having a properly registered account with the PRC Inspections Administration in order to conduct electronic transactions over the PRC Inspections Administration’s data exchange platforms, thus making it difficult to use pirated copies of our enterprise software.

Strong market reputation

We believe we have earned a strong market reputation among international trade enterprises in China for fast, user-friendly, efficient, cost-effective and convenient declaration processing over the Internet, as well as for our customer maintenance service. We believe that the endorsement of iDeclare.CIQ by the PRC Inspections Administration and our significant market share have established us as the market leader in our industry. iDeclare.CIQ has been recognized by various PRC agencies and authorities for its quality.

Extensive distribution and support network

Our existing 22 technical support centers are located in major coastal cities in Eastern and Southern China. Through them, we provide coverage, sales and marketing and customer maintenance services to most of the major import/export cities in China. By the end of 2005, we intend to establish an additional seven technical support centers which, together with our existing support centers, our two authorized distributors and one franchisee, will eventually reach all of the major import/export cities in China.

Experienced management team with strong product development capabilities

Our management team has significant experience in the enterprise software business. They have extensive knowledge of international trade enterprises, the inner-workings of the PRC Inspections Administration and the rapidly changing PRC trade-related regulations. In addition, our management has been recognized for its expertise in the information technology industry in China. For example, in March 2002, Mr. Shuang Wang was awarded the Traverse Cup Prize by Software World Magazine jointly with a number of industry magazines in China for his significant contributions to the information technology industry. In March 2003, Mr. Wang was also recognized as one of the “2002 top ten leaders of the PRC software industry in China” by Software World Magazine and China Central TV for his significant contributions to the PRC software industry. We believe our management team’s (i) close relationship with the PRC Inspections Administration, (ii) deep and broad experience with PRC import/export processes, (iii) knowledge of PRC import/export policies and business requirements and (iv) strong product development capabilities provide us with the ability to develop high-quality software to serve the needs of our markets.

Business strategy

Our goal is to create long-term shareholder value and to become the leading software company that enables enterprises and government agencies to streamline their import/export processes in China. We believe China’s rapidly growing import/export activities, continuous import/export policy changes and evolving import/export filing requirements, coupled with the PRC government’s initiative to streamline and use the Internet to carry out various government operations, provide us with significant growth opportunities. We intend to use our cash flow from operations and our available cash to pursue the following strategies:

Leverage and strengthen our market reputation by creating new products

We believe that we have a strong market reputation for enabling international trade enterprises to complete electronic declarations over the Internet efficiently and cost effectively. We intend to expand this brand recognition for PRC Inspections Administration-related products to other PRC trade-related government agencies and trade-related third parties such as banks, insurers and logistics providers. For example, we are in the process of introducing a new product series called iProcess.CIQ, which enables international trade enterprises and their suppliers to submit product quality-related data to the PRC Inspections Administration throughout the production process over the Internet. Such information allows the PRC Inspections Administration to accelerate the approval process and provide better monitoring support. We believe that building a strong brand is an essential element of our sales and marketing strategy because brand recognition allows us to grow our revenues rapidly without incurring significant marketing costs.

Enhance value for existing clients through broader product offerings and improved customer maintenance services

We intend to develop new functions for our existing products to enhance the interaction between our users and the PRC Inspections Administration, other PRC trade-related government agencies and related third parties. For example, we are in the process of developing additional functions to further expand our existing iDeclare.CIQ products, such as applications for permits to import used equipment, paint, food and cosmetic products. In addition, we currently support our existing users through 22 technical support centers, two distributors and one franchisee located in the major coastal cities in Eastern and Southern China. We plan to expand our customer maintenance service capabilities by establishing seven additional technical support centers by the end of 2005.

Expand our client base through increased marketing and broader product offerings

We intend to grow our client base by expanding the use of our distributors and franchisee for marketing throughout China. In addition, we plan to upgrade all of our existing technical support centers to full-service customer relations management centers. The additional technical support centers we intend to establish by the end of 2005 will also function as customer relations management centers, enabling us to reach potential new clients who we previously could not reach with our existing customer maintenance service staff. In addition, we intend to develop new products which will appeal to international trade enterprises that do not currently use our enterprise software. For example, we are developing a series of products for the electronic submission of numerous declarations to PRC Customs.

Maintain leadership in technical and industry knowledge

We intend to continue to invest in our research and development efforts to enhance our existing enterprise software and develop new products that will increase the efficiency and cost-effectiveness of the declaration process and related processes. In addition, we expect to continue to accumulate import/export-related industry knowledge and technical expertise in order to provide software for potential import/export-related processes. Both software technology and the import/export regulatory environment in China are continuously changing and we believe that continuous accumulation of both technical and industry knowledge is crucial in providing the best software for our customers.

Pursue selective strategic acquisitions, investments, joint ventures or collaborative arrangements

We expect that our enterprise software user base will grow with the expected expansion of the PRC export manufacturing sector and the increase in domestic demand for imported goods. In response to this growth in our base of potential users, we intend to pursue strategic acquisitions, investments, joint ventures or other collaborative arrangements that complement our existing enterprise software. Although we currently do not have any definitive plans, we are reviewing selective investments in order to increase the scale of our business and strengthen our position as a leading provider of enterprise software for international trade enterprises.

Products and services

In 2004, we derived 93.6% of our total net revenues from sales of enterprise software and related customer maintenance services and 6.3% of our total net revenues from provision of software development services.

The products and services we offered in 2004 included the following:

Enterprise software

We have four enterprise software products currently available commercially or in trial version: (i) iDeclare.CIQ, (ii) User Message Agent, or UMA, (iii) iMonitor.CGA and (iv) iValue.

iDeclare.CIQ series

Commercially introduced in August 2000, the iDeclare.CIQ series of products enables international trade enterprises to complete the declaration process electronically over the Internet. We initially offered the iDeclare.CIQ basic package, which included two separate software functions, for a one-time license fee of RMB6,800, including one year of customer maintenance services. In September 2001, we started to offer the current iDeclare.CIQ basic package, which includes six separate software functions, for a one-time license fee of RMB4,500, including one year of customer maintenance services. We charge RMB1,500 for each additional year of customer maintenance services. In 2002, 2003 and 2004, we generated RMB93.4 million, RMB113.2 million and RMB175.5 million (US$21.2 million), respectively, of net revenues from sales of the iDeclare.CIQ basic package, which represented substantially all of our net revenues from sales of enterprise software in each of those periods.

A limited number of our iDeclare.CIQ users, substantially all of whom are located in Dongguan, China, do not pay a one-time license fee or annual customer maintenance service fees. Instead, such users pay a fee of RMB20 per declaration filing made using iDeclare.CIQ. Net revenues from sales of enterprise software included RMB13.3 million, RMB23.1 million and RMB24.1 million (US$2.9 million) of such per-use fees, or 14.3%, 20.3% and 12.8% of our net revenues for sales of enterprise software in 2002, 2003 and 2004, respectively.

We offer trial versions of our new software functions to existing users until we commercially launch such software functions. Once commercially launched, these new software functions are not offered as part of the iDeclare.CIQ basic package and a user must pay additional fees in order to use the new software functions.

Our iDeclare.CIQ users include a variety of international trade enterprises operating in a wide range of businesses. They include the PRC branch offices of multinational trading companies that might purchase multiple copies of iDeclare.CIQ, as well as smaller PRC companies focused on niche businesses that might buy only one copy of iDeclare.CIQ. We rely in part on our distributors and our franchisee to sell our iDeclare.CIQ basic package.

iDeclare.CIQ allows users to submit encrypted applications to the PRC Inspections Administration for examination, comment and approval over the Internet. In addition, iDeclare.CIQ is capable of generating electronic documents with information inter-linking ability to efficiently replicate documents required for international trade transactions. Such documents include invoices for export, packaging forms, bills, customs clearing forms and approval forms for special goods. Additional software functions are designed for easy installation and incorporation into the iDeclare.CIQ basic package. When a customer purchases and installs a new module, new tabs and folders appear in the existing user interface, allowing customers to add new software functions while maintaining a familiar and easy-to-use environment.

Currently, iDeclare.CIQ has three main applications: (i) Origin Certificate processing, (ii) declaration processing and (iii) registration and permit processing.

•	The Origin Certificate processing application allows users to apply for and obtain over the Internet an Origin Certificate, which is a required document showing the place of origin of goods imported or exported. iDeclare.CIQ’s Origin Certificate processing application has five software functions that allow an international trade enterprise to obtain Origin Certificates. The different software functions relate to the import/export regulations of different countries and can help an enterprise determine if it qualifies for favorable tariffs between China and a second country. To date, all five software functions have been included in the iDeclare.CIQ basic package.

•	The declaration processing application allows users to declare their imported or exported goods for inspection by the PRC Inspections Administration, which typically involves a general inspection of the goods, the packaging material and the shipping container. To date, the declaration for inspection of goods has been included in the iDeclare.CIQ basic package. A package inspection function and container inspection function are new software functions available only in trial versions; we expect to charge our users a fee to use each of these software functions when they are launched commercially.

•	The registration and permit processing application allows users to register goods to be imported or exported and to apply for a permit for such import/export transaction. This application is currently used when animals, plants or related products are imported or exported. The registration and permit processing application is a new function and is only available in a trial version; we expect to charge our users a fee to use this function when it is launched commercially. See Item 5 of this annual report, “Operating and Financial Review and Prospects — Research and development.”

iDeclare.CIQ transmits all user submissions to the PRC Inspections Administration electronically in an encrypted format over the data exchange platforms operated by iTowNet. iTowNet receives a fee for each submission made over its platforms. Once received by the PRC Inspections Administration, such transmissions are examined and electronically approved or returned to the user for revision.

The table below sets forth the benefits of electronic filings, as compared to paper filings:

Traditional paper-based filing method	iDeclare.CIQ electronic filing method
declaration form filled manually	electronic input minimizes mistakes arising from illegible handwriting
declaration form physically submitted to the PRC Inspections Administration	submission of electronic declaration form reduces cost and time
long waiting time in the process of declaration	no physical queue-up for submission required
incomplete information or mistakes in declaration form cause delay, stress and additional costs	built-in error detection function helps prevent omissions and mistakes

UMA series

Commercially launched in October 2003, the UMA series of enterprise software facilitates effective and secure data transfers:

•	within iTowNet’s data exchange platforms;

•	among PRC Inspections Administration’s internal processing systems; and

•	between PRC government agencies.

We entered into a product sales and service contract with iTowNet in October 2003. Pursuant to such contract, we sold certain UMA software to iTowNet for a one-time license fee of RMB50,000. We also charge RMB15,000 per licensee for each year of customer maintenance services.

In 2004, we recognized RMB13.4 million (US$1.6 million) in net revenues from sales of the UMA series of enterprise software.

iMonitor.CGA series

The iMonitor.CGA series of software and hardware products was commercially introduced in June 2004 and was designed to be installed at the customs clearing gates of PRC Customs branch offices to allow inspection of goods-in-bond. The purpose of an inspection of goods-in-bond is, among other things, to monitor and inspect shipping containers to prevent such shipping containers from passing PRC Customs without paying the required tariffs. After responding to two requests-for-proposals from PRC Customs in 2002 and installing and demonstrating the effectiveness of iMonitor.CGA to PRC Customs officials in 2003, we became one of two vendors to work with the national office of PRC Customs to implement monitoring and inspection enterprise software at the branch offices of PRC Customs and in commercial enterprises. Pursuant to the agreements entered into with the Equipment Supply Center of PRC Customs on December 4, 2002 and November 25, 2003, we agreed to provide six systems of iMonitor.CGA for an aggregate price of RMB600,000 and an additional seven systems of iMonitor.CGA for an aggregate price of approximately RMB700,000, respectively. We also agreed to install iMonitor.CGA, on a trial basis, at five additional PRC Customs offices of which three have already been installed. We expect the price per system of iMonitor.CGA, including software and certain hardware, for example cameras and sensors, to range from RMB100,000 to RMB200,000, and we intend to charge an annual maintenance fee after the first year of installation. We are currently reviewing the appropriate maintenance fee for iMonitor.CGA. The price per system of iMonitor.CGA will be determined through negotiations with our potential customers for such product, which we expect to be mainly trade-related PRC government agencies. To date, we have not recognized any revenues from the sale of iMonitor.CGA.

iMonitor.CGA has two main applications: (i) data collection through container number recognition, and (ii) gate inspection.

•	The container number recognition application allows PRC Customs to manage the thousands of shipping containers that pass through China’s import/export ports daily by using cameras to observe, identify and process identification numbers painted on the exterior of shipping containers.

•	The gate inspection application provides PRC Customs an entire suite of applications, ranging from the container number recognition application described above to the tracking of vehicles and containers. The gate inspection application uses automatic sensors to electronically observe, transmit, process and manage data such as vehicle driver identification, vehicle license plate numbers, shipping container identification codes and shipping container size and weight, as well as the movement of vehicles and containers in the PRC Customs ports. The gate inspection application also verifies the collected information against the information stated in the relevant declaration documents.

iMonitor.CGA interfaces with PRC Customs’ multiple cameras and sensors installed at import/export clearing gates to process the captured images and output the results in an organized and easy-to-manage manner. The main advantage of iMonitor.CGA is its automation of previously manual inspection procedures which significantly reduces the staff costs and time that it would take for information gathering, while increasing accuracy of the information gathered.

iValue series

A trial version of iValue was introduced in March 2004. The purpose of iValue is to provide services that are complementary to a user’s interaction with the PRC Inspections Administration and PRC Customs. Currently, iValue has only one principal application: electronic bill payment. This application allows users to electronically pay PRC Inspections Administration- or PRC Customs-related fees over the Internet via a platform that we operate. This trial product minimizes staff costs associated with in-person payments and delays associated with payments by post. Electronic payments are made as wire transfers directly from a payor’s bank account at a participating bank. Funds are released upon receipt of wire instructions by the participating bank through our iValue platform. As a result, we are not exposed to the credit risk of the payor. iValue also allows integration of payment records into other software and databases.

Since we only introduced iValue in a trial version, we have not marketed iValue to international trade enterprises and we have not yet determined the pricing model for, or recognized any revenues from, this product.

Software development services

We provide software development services to PRC government agencies, their related entities and their third party service providers in order to enhance electronic data exchange, processing and monitoring capabilities. Our software development services consist of the design, development and maintenance of, and upgrades to: (i) the internal software systems used by PRC government agencies and their related entities to process electronic filings made with our enterprise software, and (ii) the data exchange platforms which serve as the interface between such systems and users of our enterprise software.

In 2002, we provided software development services primarily to iTowNet. In 2003, we provided software development services primarily to Beijing Regard in connection with Beijing Regard’s contracts to provide software development services for iTowNet. Under this arrangement, Beijing Regard designs software for iTowNet and subcontracts the software coding work to us. We enter into all contracts with iTowNet and Beijing Regard on an arm’s length basis. See Item 7 of this annual report, “Major Shareholders and Related Party Transactions — Related party transactions.” On January 27, 2005, we entered into a software development contract with the PRC Inspections Administration pursuant to which we contracted to develop an internal Decision & Support System for the PRC Inspections Administration for RMB5.6 million.

We began to recognize revenues from provision of software development services in 2002. We offer our software development services for fees based either on a time-and-materials basis or a fixed-fee basis. We often start work on software development projects based on verbal agreements and do not receive payment until the completion of a particular project. We believe such practice is consistent with the general practice in the government-related software development industry in China.

Technology

Our enterprise software operates on a sophisticated data processing platform called iCSP. iCSP is our proprietary Internet-based services management platform with centralized data exchange capabilities that we have been developing since 1999. Our iCSP platform allows our enterprise software to incorporate the utility and power of the Internet. Our iCSP platform has two components. One component supports Microsoft Windows clients and is a part of our enterprise software. The other component supports a variety of Microsoft, UNIX and Linux servers and is a part of the software that we assisted in developing for iTowNet. We used development tools such as Microsoft.Net and Sun Java2EE to develop our iCSP platform.

The iCSP platform is a modular, scalable and secure client/server architecture, which suits the rapidly changing demands of enterprise users. The following diagram illustrates the basic software architecture of the iCSP platform, which allows for (i) dynamic application management for enterprise users, (ii) seamless data exchange among multiple enterprises and government agencies and (iii) automatic data synchronization.

At the core platform level, the service management system provides various basic system functions, such as downloading of applications, authentication of user licenses and performance of routine system maintenance. The architecture separates data exchange (oDex), data synchronization (oCox) and application logic (oAfx) into different units to maintain flexibility and scalability.

oDex is the data exchange system which supports common data exchange protocols such as EDI, x.12, EBXML and RossetaNet. oDex converts document formats and processes documents based on pre-determined programming rules.

oCox is the data synchronization system which replicates data across different users, systems and institutions.

oAfx is the application library system which contains the various enterprise software functions.

The iCSP platform also has a comprehensive security system which performs security auditing and management to maintain data security and integrity.

Products under development

We usually have numerous new software products and features in development. The process of researching and developing software products and features typically involves steps to: (i) work with the relevant PRC government agency to identify needs and parameters; (ii) begin research and development; (iii) test product or function feasibility; (iv) establish product launch plan and timetable with the PRC government agency; and (v) launch the product or function. The following are examples of new enterprise software and enhancements to our existing products which are currently under development:

iProcess.CIQ

In June 2005, we launched iQS, one component of a new product series called iProcess.CIQ, in certain major cities of the PRC including Ningbo, Qingdao, Dalian, Hangzhou, Jinan, Tianjin and Shanghai. iProcess enables international trade enterprises and their suppliers to submit product quality-related data to the PRC Inspections Administration throughout the production process. iProcess enables manufacturers to submit production-related data over the Internet to the PRC Inspections Administration regarding the nature and quality of the components and materials being used by the manufacturers in creating their products. Such information can be submitted prior to the manufacturers’ exporting their products from the PRC. The PRC Inspections Administration may, but is not required to, use such information to assess the products and determine whether an inspection is necessary prior to such products being exported from the PRC. A determination by the PRC Inspections Administration that an inspection is not required will expedite the declaration process for such products.

Users of our iDeclare.CIQ product series that have paid their annual maintenance fees may share data between the iDeclare.CIQ and iProcess.CIQ product series. This will not only reduce data input requirements for iDeclare.CIQ users, but may also encourage existing iDeclare.CIQ product series users to pay their annual maintenance fees. We expect that introduction of the iProcess.CIQ product series will be the primary focus of our sales and marketing and product development teams in the near term.

Additional iValue modules

We are currently developing additional functions to complement iValue to process status enquiries for a user’s PRC Inspections Administration filings and to allow for enrollment in online courses, such as customs declarer examinations. We expect our research and development of enrollment in online courses functions and our additional process status enquiries functions to be completed by late-2005.

iDeclare.CGA

Similar to the PRC Inspections Administration, PRC Customs has a standardized set of forms used by international trade enterprises and we plan to work with PRC Customs to develop enterprise software that will facilitate electronic filings of such forms. We intend for this enterprise software to enable electronic filings of customs, manifest, bill of lading, export goods receipt and other declarations. In addition, we also plan to work with PRC local tax authorities to develop a product to facilitate electronic filings of tax and ATA Carnet declarations, which are international customs documents that permit duty-free and tax-free temporary import of goods for up to one year. Research and development work on the iDeclare.CGA product commenced in the second quarter of 2004; we cannot predict if or when such efforts will be completed.

Production and hardware design

The principal steps involved in production of our enterprise software are duplicating CDs, printing boxes and related materials such as user manuals, and assembling and shipping our final products. We have a production arrangement with Beijing Zhongxinlian CD Co. Ltd., or Zhongxinlian, under which Zhongxinlian provides substantially all necessary outsourced production services related to our enterprise software. We produce enterprise software packages on an as-necessary basis and keep only a small inventory in our headquarters in Beijing. We have designed the configuration of some data-gathering hardware, for example cameras, for use with iMonitor.CGA although customers may also use their own hardware. The hardware we design is produced by third party vendors.

Seasonality

There is no particular seasonal fluctuation in our sales except that net revenues from sales of our enterprise software in the first quarter are typically lower than in other quarters. This is primarily due to decreased business activities throughout China before, during and after the week-long Chinese New Year holidays, which occur in January or February each year. In addition, net revenues from software development services are typically higher in the third and fourth quarters of each year because our software development contracts are usually signed during that time. However, we cannot predict when our software development contracts will be signed in the future, or if they will be signed at all.

Our future revenues and results of operations may fluctuate significantly due to a combination of factors, including:

•	acceptance of our products and services in China;

•	the strength of our relationships with the PRC Inspections Administration, PRC Customs and other PRC government agencies;

•	our ability to attract and retain users;

•	our ability to develop new software products and services;

•	PRC government regulation of software sales and development; and

•	general economic conditions in China.

Quality

We are committed to delivering enterprise software and services of consistently superior quality to our customers. We believe our commitment to quality and our total quality management system are key elements to our operation as a leading provider of enterprise software to international trade enterprises and trade-related PRC government agencies.

On August 3, 2004, we were awarded the ISO 9001:2000 Quality Management System Recognition Certificate. ISO 9001:2000 is a worldwide quality management system certification program regarding management system standards administered by the International Organization for Standardization. Our

enterprise software has also been endorsed by the PRC Inspections Administration for electronic customs declaration.

Sales and marketing

We have implemented our sales and marketing initiative in three phases. In the first phase, we relied mainly on direct sales of new software products to international trade enterprises. In the second phase, we used authorized distributors to reach additional international trade enterprises. We are currently implementing the third phase of our sales and marketing initiative by helping third parties establish franchises to sell our software products. In addition, we are currently refocusing our direct sales on our new iProcess.CIQ product series. Our intention is to continue to use a focused strategy designed to further enhance our brand name and acquire new customers by recruiting franchisees who will use the “Ninetowns” brand name in the sales and marketing of our enterprise software.

Direct sales and marketing

As of December 31, 2004, we had a sales and marketing force consisting of approximately 360 people, divided into two principal sales regions: the northern and southern regions of China. Each principal sales region is managed by a general manager. Our sales and marketing representatives also perform customer maintenance services.

The market operations center at our principal executive offices in Beijing is responsible for national marketing policies, strategies and budgets. The market operations center is divided into two departments: the corporate communication department and the market operations department.

The corporate communication department is responsible for brand promotion, package design and marketing functions. The market operations department is responsible for the collection of marketing intelligence. In addition to the corporate communication department and the market operations department, we also have salespersons in our 22 technical support centers. We are in the process of upgrading such technical support centers to provide sales and marketing functions in addition to technical support. The salespersons in such centers are responsible for regional marketing strategies, including (i) organizing promotional conferences in which existing and potential clients are introduced to our products, and (ii) participating in national and regional trade shows. On the local level, our salespersons promote our enterprise software products mainly by holding seminars for international trade enterprises, making telephone calls to potential customers and sending promotional materials by mail.

Our annual sales targets are set by our general managers of sales and marketing according to regional sales plans and are reviewed quarterly. We have an incentive-based sales scheme whereby salespersons are rewarded based on achievement of sales targets.

Sales by authorized distributors

We contract with distributors to undertake marketing, distribution and service activities in certain provinces in China where we do not have any offices or where our customer maintenance service capabilities are insufficient to serve and support our international trade enterprise clients. As of December 31, 2004, we had distribution agreements with two authorized distributors: Panyu and Tomorrow Technology, which replaced our former distributor Xianghua. We believe there has been no material or adverse impact on our sales or results of operations as a result of replacing Xianghua with Tomorrow Technology.

Our distribution agreements were entered into in August and September of 2003 and supplemented in April 2004. These agreements have two-year terms and contain minimum sales commitments. Our authorized distributors met their respective minimum sales commitments in each of 2002, 2003 and 2004. Our distributors also provide customer maintenance services to our enterprise software users.

For 2002, 2003 and 2004, net revenues from sales of enterprise software we recognized from our authorized distributors amounted to approximately RMB36.4 million, RMB48.8 million and RMB77.0 million (US$9.3 million), respectively.

Sales by our franchisee

In addition to distributors, we also contract with our franchisee to undertake marketing, distribution and service activities using the “Ninetowns” brand name. As of December 31, 2004, Ninetowns Enke was our sole franchisee. Our franchise agreement was entered into in February 2004 and supplemented in April 2004. This agreement has a two-year term and contains minimum sales commitments. Our franchisee also provides customer maintenance services to our enterprise software users. We intend to focus on establishing new franchisee arrangements in the future.

For 2004, net revenues from the sale of enterprise software generated by our franchisee amounted to approximately RMB28.8 million (US$3.5 million).

Customers

Our customers for sales of enterprise software include our two distributors, Panyu and Tomorrow Technology, our franchisee, Ninetowns Enke, and international trade enterprises that we sell our software to directly. Our users are engaged in a wide variety of import and export activities in China. For 2002, 2003 and 2004, our five largest enterprise software customers, which consisted primarily of our distributors and franchisee, accounted for approximately 38.9%, 44.3% and 56.0%, respectively, of our net revenues from sales of enterprise software.

Our customers for software development services include the PRC Inspections Administration, iTowNet and Beijing Regard. We did not recognize any net revenues from provision of software development services until 2002. iTowNet and Beijing Regard accounted for substantially all of our net revenues for provision of software development services in 2002, 2003 and 2004.

Customer maintenance services

We believe our ability to provide customer maintenance services is one of the key factors to building user loyalty. We offer one year of free customer maintenance services with our iDeclare.CIQ basic package, and charge a fee of RMB1,500 for customer maintenance services each year thereafter.

The customer maintenance services we provide in connection with our software products generally include:

•	help-desk support via telephone, facsimile or e-mail;

•	site visits to carry out maintenance procedures;

•	training for new updates of our enterprise software; and

•	automatic updates of software relating to changes in codes associated with goods, countries and regions and changes to import/export regulations.

Our distributors and franchisee also provide customer maintenance services, including help-desk support via telephone or e-mail, site visits for maintenance procedures and software training.

We also provide customer maintenance services to purchasers of iMonitor.CGA. Such customer maintenance services generally include routine inspections of the system, system and software updates, on-site technical support and maintenance services, consultation services through a toll free phone-line, company website or direct hotline and training of our customer’s staff. We also provide various customer maintenance services to our software development services clients.

We currently have 22 technical support centers in China and intend to establish seven additional sales, marketing and technical support centers by the end of 2005. Each of our technical support centers functions as a call center that responds to calls from customers located in the surrounding areas. As of December 31, 2002, 2003 and 2004, we had 265, 283 and 360 customer service and technical support employees, respectively.

Competition

We believe there are only two enterprise software products, namely our iDeclare.CIQ and “Easy Inspection” offered by Ronji, that have been endorsed by the PRC Inspections Administration. We are not aware of any other products or services which compete with our enterprise software. Therefore, we believe we only have one competitor engaged in providing enterprise software to international trade enterprises for transactions with the PRC Inspections Administration.

We compete with several software developers in bidding for software development projects. In particular, we compete against Beijing Regard, which is a related party of our company and one of our major customers in our software development business, and AXWay Shindao Software (Beijing) Co., Ltd. to provide software development services to iTowNet.

Many other companies may in the future provide software and development services of the type we offer. Companies that have expertise in marketing and providing technical services to government entities may begin to compete with us by further developing their services and increasing their focus on this aspect of their business. There are companies which provide e-government services and enterprise software similar to ours in many other countries. In addition, there are other companies in China which are focusing on providing such services to government agencies in China; in particular, regional providers attempting to implement systems for provincial branches of government agencies such as PRC Customs. Furthermore, there can be no assurance that software, hardware or other companies unrelated to us will not allocate resources to pursue opportunities relating to the needs of international trade enterprises making government filings in China.

We believe that the principal factors upon which we compete are:

•	reputation in the market;

•	understanding of the needs of PRC international trade-related government agencies, such as the PRC Inspections Administration, as well as endorsements from such agencies;

•	the quality of our products and services;

•	responsiveness to the needs of users;

•	installed base of international trade enterprise customers;

•	cost-effectiveness; and

•	distribution network.

We believe that we compete favorably with respect to the above-listed factors.

Intellectual property rights

We rely on a combination of nondisclosure, confidentiality and other contractual arrangements with the PRC Inspections Administration, certain of our directors, employees and customers, as well as PRC privacy and trade secret laws, to protect and limit the distribution of the proprietary software and processes we have developed in connection with our products and services.

As of December 31, 2004, we had registered 21 software copyrights and three trademarks in China. Although we have no registered trademarks outside China, we are in the process of registering certain of our trademarks in the United States and Hong Kong.

If we fail to adequately protect our intellectual property rights or proprietary technology or if we become involved in litigation relating to our intellectual property rights or proprietary technology, our business could be harmed. Any actions we take may not be adequate to protect our rights and other companies may develop technologies that are similar or superior to our proprietary technology.

Although we believe that our products and services do not infringe on the intellectual property rights of others and that we have all rights needed to use the intellectual property employed in our business, it is possible that we could in the future become subject to claims alleging infringement of third party intellectual property rights. Any such claims could subject us to costly litigation and may require us to pay damages and develop non-infringing intellectual property or acquire licenses to the intellectual property that is the subject of the alleged infringement.

We are aware of an online gaming company in China whose Chinese name is substantially similar to ours and which may therefore infringe on our trademark. We are currently considering whether to take action with respect to this potential infringement.

Regulation

Political, legal, economic and social considerations in China

Since 1979, many laws and regulations dealing with economic matters with respect to general foreign investment have been promulgated in China. In 1982, the PRC National People’s Congress amended the PRC Constitution to authorize foreign investments and guarantee the “lawful rights and interests” of foreign investors in China. In 2003, the PRC Constitution was further amended to recognize the right to private property for all PRC citizens. Subsequent legislation has enhanced significantly the protection afforded to foreign and domestic investors and allowed more active control of investors over their private enterprises in China. In the last two decades, the PRC government has introduced substantial economic and legal reforms. However, the legal system of the PRC is still underdeveloped when compared to the systems of the advanced western nations. The implementation and interpretation of existing laws may therefore be uncertain.

Foreign investment policies

According to the Foreign Investment Industry Policy Guidelines promulgated on March 4, 2002, as amended on November 30, 2004, foreign investors are encouraged to invest in the development and manufacturing of software products. No restrictions or prohibition is currently imposed on the foreign ownership of businesses engaged in the development and production of software products in China.

In the opinion of our PRC counsel, Commerce & Finance Law Offices, the ownership structures, businesses and operations of our subsidiaries in China comply with all existing PRC laws, rules and regulations. In addition, our PRC counsel has confirmed that no consent, approval or license, other than those already obtained, is required for such ownership structures, businesses and operations in order for us to comply with existing PRC laws rules and regulations.

Regulation of the software industry

Software copyright

The State Council of the PRC, or the State Council, promulgated the Regulations for the Protection of Computer Software, or the Software Protection Regulations, on December 20, 2001, and such regulations became effective on January 1, 2002. The Software Protection Regulations were promulgated, among other things, to protect the copyright of computer software in China. According to the Software Protection Regulations, computer software that is independently developed and exists in a physical form will be protected. However, such protection does not apply to any ideas, mathematical concepts, processing and operation methods used in the development of software products.

Under the Software Protection Regulations, PRC citizens, legal persons and organizations enjoy copyright protection for computer software they develop, regardless of whether the software has been published. In addition, foreigners or any person without a nationality enjoy copyright protection of computer software they develop, if such computer software was first distributed in China.

Under the Software Protection Regulations, software copyright holders enjoy the rights of publication, authorship, modification, duplication, issuance, lease, transmission on the information network, translation, licensing and transfer. The software copyright comes into being on the day of completion of its development. In the case of software developed by legal persons and other organizations, the protection period is 50 years and ends on the thirty-first day of December of the fiftieth year from the date the software product was first published. However, the Software Protection Regulations will not protect the software if it has never been published within 50 years since the completion of development. A written license contract is required to license the right to use the software copyright and a written assignment contract is required for transfer of any software copyright.

Enforcement actions available under the Software Protection Regulations against infringements of copyright include, among other things, cessation of the infringement, elimination of the effects, apology, compensation for losses and other civil responsibilities. Disputes regarding infringements of software copyright can be mediated. In addition, the parties may apply for arbitration in accordance with the arbitration provision set forth in the copyright contract or the arbitration agreement otherwise entered into between or among the parties. If the parties do not have an arbitration agreement, they can resolve the dispute through the PRC courts.

Software copyright registration

Pursuant to the Copyright Law of the PRC, or the Copyright Law, which was adopted at the 15th Meeting of the Standing Committee of the Seventh National People’s Congress on September 7, 1990 and effective from June 1, 1991, works including computer software developed by PRC citizens, legal persons or other entities without legal personality, whether published or not, are protected under the Copyright Law. On February 20, 2002, the State Copyright Administration of the PRC promulgated the Measures Concerning Registration of Computer Software Copyright Procedures, or the Registration Procedures, to implement the Regulations for the Protection of Computer Software and to promote the development of China’s software industry. The Registration Procedures apply to the registration of software copyrights and software copyright exclusive licensing contracts and assignment contracts. The registrant of a software copyright will be the copyright owner and the natural person, legal person or other organization in whom the software copyright becomes vested through succession, assignment or inheritance.

Pursuant to the Registration Procedures, the software to be registered must (i) have been independently developed or (ii) significantly improve in its function or performance after modification from the original software, with the permission of the original copyright owner. If the software being registered is developed by more than one person, the copyright owners may nominate one person to handle the copyright registration process on behalf of the other copyright owners. If the copyright owners fail to reach an agreement with respect to the registration, any of the copyright owners may apply for registration but the names of the other copyright owners must be recorded on the application.

The parties to a software copyright assignment contract or exclusive licensing contract may apply to the Copyright Protection Center of the PRC, or CPC, for registration of such contracts. In registering a contract, the following materials must be submitted: (1) a completed contract registration form; (2) a copy of the contract; and (3) the applicant’s identification documents.

The CPC will complete its examination of an accepted application within 60 days of the date of acceptance. If an application complies with the requirements of the Software Protection Regulations and the Registration Procedures, a registration will be granted, a corresponding registration certificate will be issued and the registration will be publicly announced.

Software products registration

On October 27, 2000, the Ministry of Information Industry of the PRC, or the MII, issued the Measures Concerning Software Products Administration, to regulate and administer software products and promote the development of the software Industry in China. Pursuant to the Measures Concerning Software Products Administration, all software products operated or sold in China must be duly registered with the relevant authorities.

To produce software products in China, the software production units should meet certain requirements, such as the possession of (i) enterprise legal person status and a scope of operations which includes the computer software business; (ii) a fixed production site; (iii) conditions and technologies for producing software products; and (iv) quality control measures and capabilities for the production of software products. Software developers or producers are allowed to sell their registered software products independently or through agents, or by way of licensing. If the software products are sold through a distribution agent, there must be a contract between the software developer and the agent, and between the agent and its sub-agents, if any, specifying the distribution rights, distribution territory and distribution term as well as the technical services to be provided by the distribution agent. The MII and other relevant departments may carry out supervision and inspection over the development, production, operation and import/export activities of software products in China.

Policies to encourage the development of software and integrated circuit industries

On June 24, 2000, the State Council issued Certain Policies to Encourage the Development of Software and Integrated Circuit Industries, or the Policies, to encourage the development of the software and integrated circuit industries in China and to enhance the international competitiveness of the PRC information technology industry. The Policies encourage the development of the software and integrated circuit industries in China through various methods, including:

(i)	encouraging investment in the software industry and providing or assisting software enterprises to raise capital overseas;

(ii)	providing tax incentives, including a tax rebate for taxpayers who sell self-developed software products, before 2010, the amount of the 17.0% statutory value added tax that exceeds 3.0%, will be refunded immediately when paid. There is a full exemption from the PRC enterprise income tax for two years starting from the first profit-making year of operations and a 50.0%-relief from the PRC enterprise income tax for the following three years for recognized newly established enterprises that are engaged in the software industry. The software enterprises of particular importance pursuant to the state stipulations, which do not enjoy any tax exemption benefit in a given year, will be subject to a reduced enterprise income tax rate of 10.0% in that year. Moreover, software enterprises that import certain equipment for the development of their self-developed software, with limited exemptions, are also entitled to the exemption of import related value-added tax;

(iii)	providing government support, such as government funding in the development of software technology;

(iv)	providing preferential treatment, such as credit facilities with low interest rates to enterprises that export software products;

(v)	taking various strategies to ensure the software industry has sufficient expertise; and

(vi)	implementing measures to enhance intellectual property protection in China.

Regulation of foreign exchange and dividend distribution

Foreign exchange

The principal regulations governing foreign exchange in China are the Foreign Exchange Control Rules (1996), as amended. On June 20, 1996, the People’s Bank of China promulgated the Administration Rules of Settlement, Sale and Payment of Foreign Exchange, or the FX Administration Rules, which became effective on July 1, 1996.

Under the FX Administration Rules, Renminbi is generally freely convertible for trade and service-related foreign exchange transactions, but not for foreign direct investment, foreign loans or issuance of securities outside China unless the prior approval of SAFE is obtained.

Pursuant to the FX Administration Rules, foreign investment enterprises in China generally may purchase foreign exchange without the approval or review of SAFE for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange, subject to a cap approved by SAFE, under current account items. However, the relevant PRC government authorities may limit or eliminate the ability of foreign investment enterprises to purchase and retain foreign currencies in the future. Foreign investment enterprises are permitted to distribute their profits or dividends in foreign currencies out of their foreign exchange accounts or exchange Renminbi for foreign currencies through banks authorized to conduct foreign exchange business.

Dividend distribution

The principal PRC regulations governing the distribution of dividends by our wholly foreign-owned enterprises are (i) The Wholly Foreign-Owned Enterprise Law (1986), as amended in 2000; and (ii) Implementation Regulations under the Wholly Foreign-Owned Enterprise Law (2001).

Under these regulations, wholly foreign-owned enterprises in China may only pay dividends out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10.0% of its after-tax income each year, if any, to fund a reserve fund until the accumulated reserve amounts to 50.0% of its registered capital. It is also required to set aside funds for the employee bonus and welfare fund from its after-tax income each year at percentages determined at its sole discretion. These reserves are not distributable as cash dividends.

Regulation of the import/export industry

The State Administration for Quality Supervision and Inspection and Quarantine of the PRC

In April 2001, the PRC Inspections Administration was established by combining the former State Import and Export Commodity Inspection Quarantine Bureau of the PRC and the State Quality and Technique Supervision Bureau of the PRC, which oversees the inspection work of import and export commodities for the PRC in accordance with the institutional reform plan of the State Council. The PRC Inspections Administration, which is primarily an administrative and law enforcement institution governing, among others, the health quarantine of imported and exported animals and plants, the inspection, appraisal, certification and supervision of imported and exported commodities, has the following responsibilities, among others:

•	executing the inspection and quarantine, appraising and supervising of import and export commodities;

•	implementing the quarantine and supervision for the import and export of animals and plants and the inspection, supervision and administration of the sanitary and food quality;

•	administering health registrations of import and export food products and their production units and external registration for export enterprises; administering the import and export inspection and quarantine marks, import safety licenses, and export quality licenses; and implementing the import and export-related quality authentication and accreditation;

•	administering the issuance of Origin Certificates for commodities and the general certificates of origin;

•	formulating the development plan of technologies for commodity inspection and quarantine; and

•	developing international cooperation and technology exchanges related to commodity inspection and quarantine and carrying out the implementation work relating to technological barriers to trade, as stipulated.

Customs General Administration of the PRC

PRC Customs, General Administration is the highest authority for supervising and administering the customs points for entering into and departing from the PRC and is responsible for customs administration throughout the nation.

The PRC Customs Law is intended to protect PRC sovereignty and interests and to strengthen the administration of customs supervision. In accordance with the PRC Customs Law, PRC Customs, General Administration has primary responsibility for:

•	supervising the entering into and departing from the PRC of transportation tools, goods, luggage, postal items and other articles;

•	collecting customs duties and other taxes and fees;

•	investigating and suppressing smuggling; and

•	preparing customs statistics and conducting other customs affairs.

Import/ Export license system

The import and export license system is an important administrative measure in the international trade regulations of the PRC. Since the early 1990’s, the PRC government has gradually relaxed its control over import activities including abandoning or reducing the range of import licenses, import quotas and import control. Since 1998, the PRC government has removed its control of import licenses and export quotas over a wide range of commodities which previously required import licenses. On December 10, 2001, the State Council issued the Regulations of the People’s Republic of China on Administration of Import and Export, or the Regulations, which apply to the import of goods into China and the export of goods from China, to standardize administration of import and export of goods and to promote the development of foreign trade in China. Pursuant to the Regulations, goods for importation are divided into three categories: (i) prohibited for imports, (ii) restricted for imports, and (iii) free for imports. The lists of prohibited and restricted imports is formulated by the State Council department responsible for foreign trade and economic cooperation after consulting other relevant State Council departments. Restricted imports are further divided into quota-controlled imports, license-controlled imports and tariff- and quota-controlled imports. Import quotas are distributed to quota applicants annually based on specific criteria. Import licenses are issued on a case-by-case basis. Exported goods are also divided into prohibited exports, restricted exports and free exports. The lists of prohibited and restricted exports is formulated by the State Council department responsible for foreign trade and economic cooperation after consulting other relevant State Council departments. Restricted exports are further divided into quota-controlled exports and license-controlled exports. Export quotas are distributed annually and may be distributed through direct allocation, invitation of bids or other methods. Export licenses are issued on a case-by-case basis. Under certain circumstances, the relevant State Council departments may take certain temporary measures to restrict or prohibit certain imports.

Administrative provisions on the Origin Certificate

All exporters may apply for origin certificates in respect of the products to be exported out of China. In compliance with the Implementation Rules of the Place of Origin for Export Goods of the PRC issued on April 1, 1992, which became effective on May 1, 1992, and the Provisions for the Issuance of the Origin Certificate for Export Goods of the PRC (Trial Implementation), which became effective on January 1, 1996, and to strengthen the administration of the issuance of Origin Certificates, the Ministry of Foreign Trade and Economic Cooperation, currently known as the Ministry of Commerce, promulgated the Administrative Provisions of the PRC on Origin Certificate on March 8, 1996, or the Administrative Provisions. The Administrative Provisions are aimed at facilitating the implementation of a national EDI project by the Ministry of Commerce. The Ministry of Commerce made use of the recommended standard form of the Origin Certificate issued by the then State Technology Supervision Administration of the PRC on July 1, 1996, to standardize and regulate the administration, subscription, printing, transportation, record-keeping, issuance, calculation and examination of the Origin Certificate, thus minimizing or eliminating the occurrence of forged or fake Origin Certificates. The new standard form of the Origin Certificate bears a uniform serial number.

Commodity quality inspection and quarantine inspection

Commodity quality inspection

The Law on the People’s Republic of China on Import and Export Commodity Inspection adopted by the Standing Committee of the Seventh National People’s Congress on February 21, 1989, which became effective on August 1, 1989, as amended on April 28, 2002, provides that all imported and exported commodities included in a published inspection list must be inspected in accordance with the relevant compulsory inspection standards or other standards specified by the state inspection authorities prior to export out of China or use or sale in China for imported goods. On October 23, 1992, the State Import and Export Commodities Inspection Bureau, with the approval of the State Council, promulgated the Implementing Provisions for Law of the People’s Republic of China on Import and Export Commodity Inspection, which stipulates particular requirements for the import and export commodity inspection.

Quarantine inspection

The Standing Committee of the PRC National People’s Congress adopted the Import & Export Animals and Plants Quarantine Law on April 1, 1992, which provides the legal basis for the quarantine inspection of animals, plants and other products and the containers and packaging materials used for transporting or packing these items. On December 2, 1996, the State Council issued Implementing Regulations for the Import & Export Animals and Plants Quarantine Law which provides detailed procedures for quarantine inspection of animals, plants and other products. The PRC Inspections Administration is currently responsible for carrying out import and export commodity inspections.

C. Organizational structure

We conduct substantially all of our business through six PRC subsidiaries in China. The following diagram illustrates our subsidiaries, their country of incorporation and the proportion of our ownership of each as of December 31, 2004.

Ninetowns Digital World Trade Holdings Limited (a Cayman Islands company)
100%
Ixworth Enterprises Limited (a British Virgin Islands company)
100%
100%
New Take Limited (a Hong Kong company)
Shielder Limited (a Hong Kong company)
100%
100%
90%
Better Chance International Limited (a British Islands company)
Asia Pacific Logistics Limited (a British Islands company)
90%
10%
10%
Outside China
In China
Beijing New Take Electronic Commerce Limited
Beijing Ninetowns Times Electronic Commerce Limited
80%
20%
Beijing Ninetowns Digital Technology Limited
90%
10%
Shanghai New Take Digital Technology Limited
20%
Beijing Ninetowns Ports Software and Technology Co., Ltd.
80%
70%
Tsingdao Fujin Commerce and Finance Software Limited

For details of the above subsidiaries, see “— History and development of the company.”

D. Property, plant and equipment

Our principal executive offices occupy a total of approximately 1,280 square meters at 5th Floor, Union Plaza, 20 Chaowai Street, Chaoyang District, Beijing 100020 PRC. In addition, we occupy a representative office of approximately 190 square meters at Unit 2501, Worldwide House, 19 Des Voeux Road, Central, Hong Kong. As of May 31, 2005, we have also leased 22 offices in the following cities and municipalities to serve as technical support centers:

	Office space
Location	(in square meters)	Number of employees
Anhui Province
Hefei	58.00	10
Beijing	70.00	7
Fujian Province
Fuzhou	228.89	20
Xiamen	145.87	13
Guangdong Province
Dongguan	718.90	84
Foshan	74.21	10
Huizhou	70.00	5
Shenzhen	156.14	34
Shunde	140.00	12
Zhongshan	54.00	12
Zhuhai	45.00	6
Hebei Province
Shijiazhuang	138.00	11
Heilongjiang Province
Harbin	53.00	6
Jiangsu Province
Nanjing	311.00	56
Liaoning Province
Dalian	79.94	22
Shandong Province
Qingdao	243.75	25
Yantai	59.00	20
Shanghai	214.89	28
Tianjin	52.00	12
Zhejiang Province
Hangzhou	103.00	17
Ningbo	60.00	19
Wenzhou	118.18	18

Total	3,193.77	447

On May 17, 2004, Ninetowns Ports entered into sale and purchase agreements with Guangzhou Yue Fu Real Property Development Co., Ltd., or Guangzhou Yue Fu, pursuant to which Ninetowns Ports acquired from Guangzhou Yue Fu, subject to the receipt of the necessary title certificates, four residential units in the Sing Sun Building in Guangzhou for an aggregate purchase price of approximately RMB2.3 million (US$278,000). We intend to use these residential units as employee housing for our employees in Guangzhou.

On May 20, 2005, Ninetowns Times entered into two sale and purchase agreements with Qingdao De Yi Bai Sing Co., Ltd., or Qingdao De Yi, pursuant to which Ninetowns Times acquired from Qingdao De Yi, subject to the receipt of the necessary title certificates, two commercial units in the Qingdao Bai Sing Building in Qingdao for an aggregate purchase price of approximately RMB2.1 million (US$260,000). We intend to use these commercial units as offices. In May 2005, Ninetowns Times entered into a sale and purchase agreement with Dauphin Science Business Park Construction & Development Co., Ltd. of Beijing Zhongguancun Fengtai Science Park, or Dauphin Science, pursuant to which Ninetowns Times acquired from Dauphin Science, subject to the receipt of the necessary title certificates, an eight-storey building in Fengtai for an aggregate purchase price of approximately RMB14.4 million (US$1.7 million). We intend to use this building as a new research and development center.

Ninetowns Ports also acquired four floors and the naming right of a building under construction in Beijing. See Item 7 of this annual report, “Major Shareholders and Related Party Transactions — Related party transactions — Transaction with Mr. Ko Jin Heng.”

Insurance

The insurance industry in China is still at an early stage of development. We are not required to maintain business liability insurance, and, to our knowledge, other software companies in China do not maintain such insurance. As a result, we do not have business liability insurance coverage, but we do maintain vehicle liability insurance. Moreover, while business disruption insurance is available, we have determined that the risks of disruption and the cost of insurance are such that we do not require it at this time. Any business disruption, litigation or natural disaster might therefore result in substantial costs and diversion of our resources.

We do not maintain key-man life insurance for any member of senior management. We maintain directors and officers insurance for our directors and members of senior management.

Item 5. Operating and Financial Review and Prospects.

Overview

We are a leading PRC software company that enables enterprises and trade-related PRC government agencies to streamline the import/export process in China; we believe we are a leader in our market based on revenues and market share. We achieve this by leveraging our international trade expertise and our insight into the needs and procedures of certain trade-related PRC government agencies. To date, we have focused on providing enterprise software for the completion over the Internet of the declaration process. In order to secure our market position, we assisted in designing and building, and continue to maintain and upgrade, the electronic systems of the PRC Inspections Administration, that enable our enterprise software to process electronic declarations over the Internet.

We generated total net revenues of RMB108.0 million, RMB132.9 million and RMB201.5 million (US$24.4 million) in 2002, 2003 and 2004, respectively. The increase in our total net revenues was due to increased sales of our enterprise software, increased demand for our software development services and the overall growth of the import/export market in China. Our net income in 2002 was RMB65.1 million, decreasing to RMB41.2 million (US$5.0 million) in 2003 due to a stock-based compensation expense of RMB35.0 million (US$4.2 million) in 2003. Our net income in 2004 was RMB134.0 million (US$16.2 million), representing a 225.2% increase from 2003. We believe there were approximately 24,560, 51,860 and 95,000 licensees of our enterprise software registered to effect electronic import/export processing with the PRC Inspections Administration as of December 31, 2002, 2003 and 2004, respectively.

The major factors affecting our results of operations and financial condition include:

Focus on sales of enterprise software and software development services

Our predecessor, Ninetowns Technology, was formed in 1995 to focus on the research and development of software related to the declaration process, in addition to selling computer hardware and accessories. During the first several years of our operations, our net revenues from computer hardware sales constituted almost all of our total net revenues and provided the necessary funding for our development of software related to the declaration process. As we developed, we engaged in three main lines of business: (i) sales of enterprise software, (ii) provision of software development services, and (iii) sales of computer hardware and accessories. Since 2001, we have shifted our business focus from sales of computer hardware and accessories to sales of enterprise software and provision of software development services. Sales of computer hardware and accessories accounted for an insignificant percentage of our total net revenues in 2004 and are expected to be a negligible part of our business in the future. We intend to focus our resources on sales of enterprise software and provision of software development services in the future.

Growth of the import/export industry in China

Our financial results have been, and we expect them to continue to be, affected by the growth of the import/export industry in China. According to Global Insight, the total value of import/export transactions in China reached approximately US$1.2 trillion in 2004, up from approximately US$620.9 billion in 2002 and approximately US$851.6 billion in 2003. As a result of China’s accession into the WTO in 2001, tariffs imposed by China on all imported goods are expected to be reduced and PRC-imposed import quotas and permit requirements are expected to be gradually eliminated. We believe the combination of a rapidly growing PRC economy and China’s accession to the WTO will accelerate the growth of the import/export industry in China, and as a result create additional demand for our products and services.

Increase in number of potential users

The number of users of our enterprise software has increased significantly since we first launched our iDeclare.CIQ software products in August 2000. This increase is partially attributable to the increasing number of PRC international trade enterprises and partially attributable to the increasing demand from such enterprises for more efficient import/export processing methods. We expect an increase in the number of PRC international trade enterprises as the PRC economy continues to expand. We believe this in turn will increase demand for our enterprise software and software development services, as international trade enterprises seek an efficient means of completing the declaration process.

Expanding our user base through franchisees

We believe our user base has substantial growth potential due to the high number of international trade enterprises that possess import/export rights in China. According to the PRC Ministry of Commerce, there were approximately 470,000 foreign-invested companies registered to do business in China as of February 29, 2004. In addition, there are numerous PRC-based companies that possess import/export rights. A key component of our growth strategy is to secure new customers through the efforts of our distributors and franchisee. Currently, we have engaged two distributors and one franchisee to undertake marketing, distribution and service activities in provinces in China where we do not have any offices or where our sales network is insufficient to serve and support our existing users. We intend to engage additional franchisees to expand our marketing and distribution network in the near future.

Description of revenues, cost items and trade receivables

We operate in three lines of business: (i) sales of enterprise software, (ii) software development services, and (iii) sales of computer hardware and accessories. Currently, our total net revenues are primarily derived from our sales of enterprise software. Our net revenues from sales of computer hardware and accessories constituted less than 1.0% of our total net revenues for 2004.

Total net revenues

We generate total net revenues primarily from (i) sales of enterprise software products and fees from customer maintenance services, (ii) fees from software development services, and (iii) sales of computer hardware and accessories.

We derived RMB13.6 million, RMB20.4 million and RMB51.7 million (US$6.2 million), or 12.6%, 15.4% and 25.6% of our total net revenues in 2002, 2003 and 2004, respectively, from our related parties iTowNet and Beijing Regard, which are two of our major customers for software development services, and Ninetowns Enke, which is our sole franchisee.

Our total net revenues are net of business tax and VAT, but include VAT refunds as discussed below. Our sales of enterprise software products and computer hardware and accessories are generally subject to a VAT of 17.0%. Our fees charged for software development services and customer maintenance service for enterprise software products are generally subject to a 5.0% business tax. Pursuant to the laws and regulations of the PRC, three of our subsidiaries in China are entitled to a refund of the 14.0% VAT for certain self-developed software products. We recognize the VAT refunds at the same time we recognize net revenues from sales of enterprise software. VAT refunds are included in our net revenues from sales of enterprise software. In 2004, we recognized RMB17.4 million (US$2.1 million) in VAT refunds. We cannot predict how much our net revenues from sales of our enterprise software or software development services will increase in the future, or if they will increase at all.

Enterprise software. Our net revenues from enterprise software are derived solely from sales of our iDeclare.CIQ basic package and related customer maintenance service fees. We charge users of iDeclare.CIQ a license fee of RMB4,500 per software package, which includes a one-year customer maintenance service period. We also charge RMB1,500 for each additional year of customer maintenance services. Enterprise software revenues and fees from customer maintenance services are recognized ratably over a 12-month period. Enterprise software revenues received or receivable but not yet recognized are accounted for as short-term unearned revenue on our balance sheets. Short-term unearned revenue is reduced proportionately as enterprise software revenues are recognized ratably over the 12-month period.

In addition to direct sales, we also sell our enterprise software to our two distributors and one franchisee for further sale to users. Our per-unit license fee for iDeclare.CIQ charged to our distributors and franchisee is based on our negotiated sales arrangement with the distributor or franchisee, and is less than the RMB4,500 per-unit license fee we receive from direct sales. We also sell iDeclare.CIQ on a fee-per-declaration filing basis to a limited number of users, substantially all of whom are located in Dongguan, China. Our ability to grow our net revenues from sales of enterprise software will depend on (i) the rate of increase in the number of new users of such product, (ii) the market’s acceptance of our planned new software products, (iii) the success of our plans to engage additional franchisees, and (iv) our increased efforts in marketing our customer maintenance services to our users.

Notwithstanding that we intend to charge for such maintenance services, we believe our users and potential customers are not accustomed to being charged for this type of service and it is unclear to us how many of our users will pay for such maintenance services. In 2004, we collected customer maintenance service fees from approximately 15,700 users, representing approximately 30.4% of our users due to renew their maintenance service. We intend to continue to increase our marketing and collection efforts with respect to these customer maintenance service fees. We expect our profit margin from sales of enterprise software to decrease if the VAT refund is eliminated or reduced by the PRC tax authorities. We expect net revenues from per declaration filing fees to increase with our increased sales of enterprise software, but to remain stable as a percentage of our total net revenues.

Software development services. Our net revenues from software development services are derived primarily from contracts related to PRC government agency software development projects, such as our services for the PRC Inspections Administration and the data exchange platforms operated by iTowNet, which is our related party, and our services for Beijing Regard, which is also our related party. As we believe is consistent with the practice of other software development companies in China engaged in government-related work, we often commence work on software development projects based on oral commitments from our customer and sign the contract after the commencement of work. Once a contract has been signed, we begin recognizing net revenues from these projects based on the percentage-of-completion method, in which revenue recognition is based on the man-hours spent and the costs invested in the project. Billing is generally done periodically in accordance with predetermined milestones as established by the contract. We expect net revenues from software development services to increase as we are engaged by additional PRC government agencies, such as PRC Customs, to perform such services, but we cannot predict how much such revenues will grow in the future, or if they will grow at all. As of December 31, 2004, we had incurred RMB6.7 million (US$814,700) of personnel costs and other costs in connection with software development services for which a contract had not been executed.

Computer hardware sales. Until 2002, we derived significant net revenues from sales of personal computers and computer accessories. We recognize net revenues from computer hardware sales when the equipment or accessories are delivered, title has passed to the customer and we have no further obligation to provide services related to the operation of such equipment or accessories. We have shifted our business focus to the sale of enterprise software and the provision of software development services. Although we derived significant net revenues from computer hardware sales in the past, we expect net revenues from this business to represent an insignificant portion of our total net revenues in the future.

Cost of revenues

Our cost of revenues consists principally of costs related to sales of our enterprise software and our provision of software development services.

Enterprise software. Our enterprise software consists of standardized software, the production of which involves minimal cost. We have a production arrangement with Zhongxinlian, under which Zhongxinlian produces the compact discs that contain our software and charges us a fee for such services. We package such compact discs with compact disc holders and ship the packages from our Beijing headquarters to our branch offices, distributors and franchisee. As a result, the cost of revenues for sales of enterprise software consists mainly of outsourcing costs to Zhongxinlian and costs associated with packaging and shipping of software. We expect our cost of revenues from sales of enterprise software to increase as a percentage of our total net revenues because we will be required to recognize additional cost of revenues after we commercially introduce iMonitor.CGA, since the costs associated with iMonitor.CGA as a percentage of net revenues from sales of enterprise software are higher than the costs associated with iDeclare.CIQ.

Software development services. Our cost of software development services is comprised mainly of personnel expenses, office rental expenses and other expenses directly related to our provision of software development services. We record cost of revenues for software development services on a percentage-of-completion method by reference to the man-hours incurred and estimated total project hours. We expect our cost of revenues related to software development services to increase as a percentage of our net revenues from software development services as a result of the requirement for more advanced technologies in new projects. As such, we expect our overall cost of revenues from software development services to increase as we perform more software development services.

Computer hardware sales. Our cost of revenues from computer hardware sales is minimal because (i) we do not manufacture these products, but source them from third party manufacturers, (ii) we maintain minimal inventories of computer hardware and accessories, and (iii) we have a very low volume of sales in this line of business.

Gross profit margin

Our gross profit margin is primarily affected by our net revenues from sales of enterprise software and the cost of revenues for our software development services. For the purpose of calculating our gross profits, costs that are not otherwise specifically allocated are allocated to our costs associated with (i) sales of enterprise software, (ii) software development services, and (iii) sales of computer hardware and accessories, in proportion to the gross profits from these lines of business prior to the allocation of such common costs. We expect our enterprise software gross profit margin to decrease with our expected increase in iMonitor.CGA sales because the costs associated with iMonitor.CGA, as a percentage of net revenues from sales of enterprise software, are higher than the costs associated with iDeclare.CIQ. We expect our software development services gross profit margin to decrease as we invest in more advanced technologies in new software development projects. We do not expect our computer hardware line of business to impact our gross profit as we continue to shift our business focus to our other lines of business.

Operating expenses

Our operating expenses consist of (i) selling expenses, (ii) general and administrative expenses, (iii) research and development expenses, (iv) employee stock-based compensation expenses, and (v) allowance for doubtful debts. We do not allocate operating expenses to individual lines of business when making decisions about allocation of resources or assessing the performance of our lines of business.

Selling expenses. Selling expenses consist primarily of sales, marketing and personnel expenses, customer service expenses, associated rental expenses, marketing and advertising expenses and travel and entertainment expenses for our sales and marketing staff. We expense all selling expenses as they are incurred. We expect our selling expenses to increase as we (i) expand our marketing and advertising campaigns to strengthen brand recognition, (ii) establish seven additional sales, marketing and technical support offices across China by the end of 2005, (iii) increased the salaries of our sales and marketing staff by up to 15.0-20.0% in 2004, and (iv) gradually increased the number of our sales and marketing staff by up to 15.0-20.0% in 2004. However, we expect our selling expenses as a percentage of our total net revenues to decrease as we increase efficiency, achieve economies of scale in our sales efforts and engage additional franchisees in the future.

General and administrative expenses. General and administrative expenses consist primarily of personnel expenses, office rental expenses, general office expenses, travel and entertainment expenses and professional fees. We expense all general and administrative expenses as they are incurred. In 2004, we incurred substantially higher general and administrative expenses than in earlier years as a result of professional fees related to our capital-raising activities. We expect our general and administrative expenses to increase in 2005 as a result of the additional legal, accounting and other requirements applicable to us as a public company in the United States. However, given our high general and administrative expenses in 2004, we expect our general and administrative expenses to decrease as a percentage of our total net revenues in 2005.

Research and development expenses. Research and development expenses consist primarily of research and development personnel expenses and associated rental expenses. We expense research and development expenses as they are incurred. In addition, because technological feasibility for our software products ordinarily occurs right before such products are commercially launched and because costs incurred between technological feasibility and commercial launch are immaterial, such costs are expensed as incurred. We expect our research and development expenses to increase as a result of (i) our investment in the research and development of new enterprise software products, (ii) an increase in the number of research and development personnel, (iii) an expected increase in the salaries of our research and development personnel by a total of approximately 50.0%, and (iv) our investment in software licenses for development tools to increase the productivity of our research and development efforts.

Employee stock-based compensation expenses. On February 22, 2002, our principal shareholder, Jitter Bug, transferred a 6.0% ownership interest in our company, which is currently equal to 1,320,000 ordinary shares, to one former and three current members of our senior management for an aggregate consideration of HK$40. In accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB No. 25, we have accounted for this transaction as a contribution to capital by Jitter Bug with an offsetting charge to stock compensation expenses in an amount determined by the difference between the amount paid for, and the fair value of, the shares transferred. We were a shell company on the date of transfer and accordingly there was little or no value attributable to the interest transferred. On September 27, 2003, Jitter Bug transferred all of its interests in our current PRC operating subsidiaries, which were held by Ixworth, to us. Such transfers resulted in a new measurement date for the interests transferred and accordingly, we recorded a compensation charge of RMB35.0 million (US$4.2 million) in 2003. Such compensation charge has been presented as a separate line-item in our consolidated statements of operations. We do not expect any significant stock-based compensation expenses under APB No. 25 in the foreseeable future.

Allowance for doubtful debts. Allowance for doubtful debts represents the expense we recognize on the estimated credit losses from our regular assessments of the collections and current credit information of our outstanding trade receivables. We expect our allowance for doubtful debts to increase in the future as a result of the increase in our trade receivables from the expected increase in sales of enterprise software and software development services.

As a result of the cumulative effect of the factors described above, we expect in the future our total operating expenses will increase, while our total operating expenses as a percentage of our total net revenues will decrease.

Taxation

Under the current laws of the Cayman Islands and the British Virgin Islands, neither our company nor Ixworth is subject to tax on its income or capital gains. In addition, payment of dividends by either company is not subject to withholding tax in those jurisdictions.

PRC enterprise income tax. Our PRC operating subsidiaries are subject to PRC EIT on their taxable income. Pursuant to PRC tax laws, EIT is generally assessed at the rate of 33.0% of taxable income.

Beijing New Take and Ninetowns Times are afforded favorable tax treatment and were exempt from EIT for the two years ended December 31, 2002, are only subject to a 7.5% EIT for the period from January 1, 2003 to December 31, 2005 and will be subject to a 15.0% EIT beginning January 1, 2006. Beijing Digital, Shanghai New Take and Ninetowns Ports are also afforded favorable tax treatment. Beijing Digital was exempt from EIT for the three years ended July 31, 1998, subject to a 7.5% EIT from August 1, 1998 to July 31, 2001 and has been subject to a 15.0% EIT since August 1, 2001. Shanghai New Take is exempt from EIT from January 1, 2003 to December 31, 2004 and is subject to a 15.0% EIT from January 1, 2005 to December 31, 2007. Ninetowns Ports is exempt from EIT from August 1, 2003 to December 31, 2005. Tsingdao Fujin has not generated any profits and has not applied for tax exemptions or reductions.

Beijing Digital, Ninetowns Times and Ninetowns Ports have qualified as “new and high technology enterprises” and have been granted preferential EIT rates based on such status. Shanghai New Take has also been granted preferential EIT rates based on its status as a software company. Relevant PRC government authorities specify certain financial and operational criteria for a company to comply with in order to maintain its status as a new and high technology enterprise.

PRC business tax. Our PRC operating subsidiaries are also subject to PRC business tax. We primarily pay business tax on our net revenues generated from software development services and customer maintenance services. Our PRC operating subsidiaries generally pay a 5.0% business tax on our net revenues derived from software development services and customer maintenance services and this business tax is deducted from our total net revenues.

Value-added tax. Our PRC operating subsidiaries are also generally subject to a 17.0% VAT on sales of computer hardware and accessories and our enterprise software products. Pursuant to PRC tax regulations, Ninetowns Times, Beijing Digital and Ninetowns Ports are entitled to a 14.0% VAT refund on sales of certain registered self-developed software products. Our net revenues from sales of such enterprise software include VAT refunds in the amount of RMB9.0 million, RMB10.9 million and RMB17.4 million (US$2.1 million) in 2002, 2003 and 2004, respectively.

Upon expiration of these preferential EIT rates and VAT refunds, we will consider available options, if any, in accordance with applicable law, that would enable us to qualify for further tax incentives.

Trade receivables

Our trade receivables from external customers and trade receivables from related parties consist primarily of amounts due from our distributors and franchisee for enterprise software delivered to them and amounts billed but not paid for our software development services. Our trade receivables balance due from related parties was RMB30.9 million (US$3.7 million) in 2004. We expect our trade receivables from external customers and our trade receivables from related parties to continue to increase as we increase our sales of enterprise software through our distributors and franchisee.

Critical accounting policies

The methods, estimates and judgments we use in applying our accounting policies have a significant impact on the results we report in our consolidated financial statements. Some of our accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. We have summarized below our accounting policies that we believe are both important to the portrayal of our financial results and involve the need to make estimates about the effect of matters that are inherently uncertain.

Revenue recognition

We account for the sales of our enterprise software in accordance with American Institute of Certified Public Accountants, or AICPA, Statement of Position (SOP) 97-2, “Software Revenue Recognition.” The application of SOP 97-2 requires judgment, including whether a software arrangement includes multiple elements, and if so, whether vendor-specific objective evidence, or VSOE, of fair value exists for those elements. Our customers receive certain elements of our enterprise software over a period of time, including post-delivery repair and enterprise software maintenance, training, telephone support and nonspecific enhancements of the software on a when-and-if-available basis. As no fair value of these elements can be assessed reliably, we recognize such revenues ratably over the contract period of the software arrangement, which is usually 12 months. Changes to the elements in a software arrangement, the ability to identify VSOE for those elements, and the fair value of the respective elements could all materially impact the amount of earned and unearned revenue. Enterprise software revenues received or receivable but not yet recognized are accounted for as short-term unearned revenue on our balance sheet. Short-term unearned revenue is reduced proportionately as enterprise software revenues are recognized ratably over the 12-month period.

As we believe is consistent with the practice of other software development companies in China engaged in government-related work, we often commence work on software development projects based on oral commitments from our customer and sign the contract after the commencement of work. Once a contract has been signed, we begin recognizing revenues from these projects based on the percentage-of-completion of the contracts, in which revenue recognition is based on the man-hours spent and the costs invested in the projects. Billing is generally done periodically in accordance with predetermined milestones as established by the contract. The determination of percentage-of-completion with reference to man-hours spent and the costs invested in the projects requires our judgment regarding such matters.

Research and development costs

We account for research and development costs in accordance with several accounting pronouncements, including SFAS 2, “Accounting for Research and Development Costs,” and SFAS 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.” SFAS 86 specifies that costs incurred internally in creating a computer software product should be charged to expense when incurred as research and development until technological feasibility has been established for the product. Once technological feasibility is established, all software costs should be capitalized until the product is available for general release to customers. Judgment is required in determining when technological feasibility of a product is established. We have determined that technological feasibility for our products is reached shortly before the products are commercially launched. Costs incurred after technological feasibility is established are not material, and accordingly, we expense all research and development costs when incurred.

Stock-based compensation

Our 2003 Plan and our 2004 Plan allow the grant of share options to our employees and directors. We account for all employee stock-based compensation in accordance with APB No. 25, which requires us to record a compensation charge for the excess of the fair value for the stock at the grant date over the amount an employee must pay to acquire the stock. We determine the fair value of our ordinary shares underlying share options granted under our 2003 Plan based on several factors, including the price of our then-most-recent ordinary share placement.

In addition, our principal shareholder, Jitter Bug, transferred a 6.0% ownership interest in our company to one former and three current members of our senior management for an aggregate consideration of HK$40 in 2002. In accordance with APB No. 25, we have accounted for this transaction as a contribution to capital by Jitter Bug with an offsetting charge to stock compensation expenses in an amount equal to the difference between the amount paid for, and the fair value of, the shares transferred. In September 2003, Jitter Bug transferred all of the interests in our current operating subsidiaries in China, which it held through Ixworth, to us. This corporate restructuring resulted in a new measurement date for the 6.0% interest transferred by Jitter Bug in 2002. We therefore recorded a compensation charge of RMB35.0 million (US$4.2 million) in 2003 for the difference between the amount paid by those executive officers for such 6.0% ownership interest and the fair value of the shares transferred.

We did not record a compensation charge for the options granted to our employees under our 2003 Plan because we determined that the exercise price of the options was not less than the fair value of our ordinary shares as of the grant date. Had different assumptions or criteria been used to determine the fair value of our ordinary shares, materially different amounts of stock-based compensation could have been reported. We similarly did not record a compensation charge for the options granted to our employees under our 2004 Plan because the exercise price of such options was set at the closing price of our ADSs on the Nasdaq National Market on the date of grant.

Trade receivables

We perform ongoing credit evaluations of our customers and adjust credit limits based on payment history and the customer’s current credit-worthiness, as determined by our review of their current credit information. We extend three months of credit to our distributors and franchisee pursuant to our distribution and franchise agreements. However, it takes on average five to six months for our distributors and franchisee, who are also our major customers, to settle their debts to us. Therefore, in some fiscal periods, our trade receivables will increase to an amount which is approximately equal to our total net revenues for such period. We continuously monitor collections and payments from our customers and maintain a 5.0% provision on the period-end balance of the trade receivables for estimated credit losses from our non-government related customers, distributors and franchisee based upon our historical experience. We typically write-off trade receivables that are over 360 days outstanding. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have had in the past. Since we have not experienced any significant payment problems from our government-related customers in the past, we do not maintain any provision for such customers. The trade receivables from iTowNet, which we believe is our only customer that is a PRC government entity or is controlled by a government entity, were approximately 11.6% of our total trade receivables as of December 31, 2004. The trade receivables from our non-government customers were approximately 88.4% of our total trade receivables as of December 31, 2004. Since our trade receivables are concentrated in a relatively small number of customers, a significant change in the liquidity or financial position of any one of these customers could have a material adverse impact on the collectibility of our trade receivables and our future operating results.

A. Operating results

The following table sets forth the results of our operations expressed as a percentage of our total net revenues for the periods indicated. Our historical operating results are not necessarily indicative of the results for any future period.

	Year ended
	December 31,
	2002	2003	2004

Total net revenues:
Enterprise software	86.4%	85.6%	93.6%
Software development services	13.4	14.3	6.3
Computer hardware sales	0.2	0.1	0.1
Cost of revenues:
Enterprise software	1.0	1.2	0.7
Software development services	3.3	3.7	1.5
Computer hardware sales	0.2	—	—
Gross profit	95.5	95.1	97.8
Operating expenses:
Selling expenses	12.6	10.3	7.9
General and administrative expenses	9.9	15.3	17.8
Research and development expenses	3.8	2.0	2.4
Employee stock-based compensation related to general and administrative expenses	—	26.3	—
Allowance for doubtful debts	1.4	1.1	0.4

Income from operations	67.8	40.1	69.3
Interest expenses	—	—	—
Interest income	0.6	0.9	1.9
Other income	0.4	0.1	0.6

Income before income taxes	68.8	41.1	71.8
Income taxes	1.9	3.1	0.9

Income before minority interests	66.9	38.0	70.9
Minority interests	6.7	7.0	4.4

Equity in earnings of an affiliated company	0.1	—	—
Net income	60.3%	31.0%	66.5%

2004 compared to 2003

Total net revenues

We generated total net revenues of RMB201.5 million (US$24.3 million) in 2004, an increase of 51.6% over our total net revenues of RMB132.9 million in 2003. This revenue growth was principally the result of the expansion of our enterprise software business, offset by a reduction in revenues recognized from our work on software development projects in 2004. This reduction is attributable to the fact that a number of software development projects were initiated in 2004 based on oral commitments from our customers but for which the contracts for such projects were not signed until 2005, and therefore net revenues were not recognized until 2005.

Enterprise software. Net revenues from sales of our enterprise software increased by 65.8% to RMB188.7 million (US$22.8 million) in 2004 from RMB113.8 million in 2003, primarily as a result of an increase in the number of users of our enterprise software, which is partially attributable to the increasing number of international trade enterprises operating in China and also attributable to the increasing demand for more efficient import/export processing methods. Our net revenues from enterprise software also increased in 2004 because we began marketing customer maintenance service contracts to our existing users. As a result, in 2004, we collected customer maintenance service fees of RMB23.6 million (US$2.9 million) from approximately 15,700 users whose customer maintenance service contracts were due for renewal in 2004. Of our net revenues from sales of enterprise software, RMB23.1 million and RMB24.1 million (US$2.9 million) were from per declaration filing fees in 2003 and 2004, respectively, representing a year-on-year increase of 4.2%, due to the increased number of declaration filings made by our customers in Dongguan, China, in 2004 compared to 2003. As of December 31, 2004, we believe there were approximately 95,000 licensees of our enterprise software registered to effect electronic import/export processing over the data exchange platforms of iTowNet, an increase of 83.2% from approximately 51,860 of such licensees as of December 31, 2003.

Software development services. Net revenues from our software development services decreased by 33.2% to RMB12.7 million (US$1.5 million) in 2004 from RMB19.0 million in 2003. This reduction is attributable to the fact that a number of software development projects were initiated in 2004 based on oral commitments from our customers but contracts for such projects were not signed until 2005, and therefore net revenues were not recognized until 2005.

Computer hardware sales. Net revenues from computer hardware sales comprised less than 1.0% of our total net revenues as we gradually exited this line of business.

Cost of revenues

Enterprise software. Cost of revenues from sales of enterprise software remained stable at RMB1.5 million (US$185,000) in 2004 as compared to RMB1.5 million in 2003, due to the effects of more stringent cost controls, offset by our higher sales of enterprise software packages in 2004 as compared to 2003.

Software development services. Cost of revenues from software development services decreased by 39.9% to RMB3.0 million (US$358,000) in 2004 from RMB4.9 million in 2003, primarily as a result of our work on software development projects in 2004 based on oral commitments from our customers but contracts for such projects were not signed until 2005, and therefore the cost for such projects were not recognized until 2005. As of December 31, 2004, the Company has capitalized costs related to such projects totaling RMB6.7 million, which represents an increase of 100.0% over the prior year’s balance of nil as of December 31, 2003.

Computer hardware sales. Cost of revenues from computer hardware sales was insignificant in 2004.

Gross profit margin

Enterprise software. Gross profit margin for sales of enterprise software in 2004 remained stable at 99.2% compared to 98.7% in 2003 primarily because our costs of producing our enterprise software are relatively low and did not change between the periods presented.

Software development services. Gross profit margin for software development services in 2004 remained stable at 76.7% compared to 74.1% in 2003, as cost savings realized through use of our existing software technologies were offset by an increase in software development personnel expenses.

Computer hardware sales. Gross profit margin for computer hardware sales increased to 91.3% in 2004 from 33.3% in 2003, primarily due to increased sales of higher-margin products such as computer accessories.

Operating expenses

Operating expenses decreased by 21.7% to RMB57.4 million (US$6.9 million) in 2004 from RMB73.3 million in 2003, primarily as a result of RMB35.0 million in stock-based compensation expenses in 2003, which we did not incur in 2004.

Selling expenses

Selling expenses increased by 16.8% to RMB16.0 million (US$1.9 million) in 2004 from RMB13.7 million in 2003, primarily due to an increase in staff, travel and entertainment expenses related to increased sales, offset by a decrease in commissions and sales incentives paid to our sales and marketing employees. This decrease resulted from our decrease in cash payments to our employees due to our change from a cash-based incentive system to a share option-based incentive system.

General and administrative expenses

General and administrative expenses increased by 75.9% to RMB35.9 million (US$4.3 million) in 2004 from RMB20.4 million in 2003, primarily due to an increase in general personnel expenses, advertising expenses, communication expenses and insurance expenses, in each case associated with the increase in the scale of our operations.

Research and development expenses

Research and development expenses increased by 79.1% to RMB4.8 million (US$582,000) in 2004 from RMB2.7 million in 2003, primarily due to an increase in staff and other expenses related to the research and development of our new products such as a PRC Customs declaration filing system, an electronic payment system and a foreign enterprise ERP system.

Employee stock-based compensation expenses

We incurred RMB35.0 million of stock-based compensation expenses in 2003 due to the transfer of a 6.0% equity interest in our company by Jitter Bug to one former and three current members of our senior management. We did not incur any significant stock-based compensation expense in 2004.

Allowance for doubtful debts

Allowance for doubtful debts decreased by 53.8% to RMB700,000 (US$85,000) in 2004, compared to RMB1.5 million in 2003, as an improved outlook for trade receivables repayment offset a significant increase in our trade receivables.

Interest income

Interest income increased by 208.9% to RMB3.8 million (US$455,000) in 2004 from RMB1.2 million in 2003, primarily due to the increase in our bank balances from the deposit of our net proceeds from our initial public offering in December 2004.

Other income

Other income increased to RMB1.3 million (US$162,300) in 2004 from RMB211,000 in 2003, as a result of our receipt of a RMB1.0 million (US$120,800) government subsidy for research and development work from the Electronic Information Industry Fund of the Ministry of Information Industry of the PRC.

Income taxes

Income taxes decreased by 55.7% to RMB1.8 million (US$220,000) in 2004 from RMB4.1 million in 2003, primarily due to the increasing operations of Ninetowns Ports, which was exempt from enterprise income tax in 2004.

Net income

Net income increased by 225.2% to RMB134.0 million (US$16.2 million) in 2004 from RMB41.2 million in 2003 as a result of the cumulative effect of the factors described above.

2003 compared to 2002

Total net revenues

We generated total net revenues of RMB132.9 million in 2003, an increase of 23.0% over our total net revenues of RMB108.0 million in 2002. This revenue growth was principally the result of the expansion of our enterprise software business, supplemented by growth in our software development business.

Enterprise software. Net revenues from sales of our enterprise software increased by 21.9% to RMB113.8 million in 2003 from RMB93.4 million in 2002, primarily as a result of an increase in the number of users of our enterprise software, which is partially attributable to the increasing number of international trade enterprises operating in China and also attributable to the increasing demand for more efficient import/export processing methods. Our net revenues from enterprise software also increased in 2003 because we began marketing customer maintenance service contracts to our existing users. As a result, in 2003, we generated customer maintenance service fees of RMB11.3 million from approximately 7,500 users whose customer maintenance service contracts were due for renewal in 2003. Of our net revenues from sales of enterprise software, RMB13.3 million and RMB23.1 million were from per declaration filing fees in 2002 and 2003, respectively, representing a year-on-year increase of 73.7%, due to the increased number of declaration filings made in 2003. As of December 31, 2003, there were approximately 51,860 licensees of our enterprise software registered to effect electronic import/export processing over the data exchange platforms of iTowNet, an increase of 111.0% from approximately 24,560 of such licensees as of December 31, 2002.

Software development services. We began recognizing net revenues from software development services in April 2002. Net revenues from our software development services increased by 32.3% to RMB19.0 million in 2003 from RMB14.4 million in 2002, primarily as a result of an increase in the dollar value of software development contracts we obtained from iTowNet and Beijing Regard, which increase was primarily the result of an increase in the scope of declaration process automation projects by the PRC Inspections Administration and the need to improve their data exchange platforms to handle the increased volume of electronic declaration filings.

Computer hardware sales. Net revenues from computer hardware sales decreased by 72.1% to RMB72,000 in 2003 from RMB258,000 in 2002, as we gradually exited this line of business.

Cost of revenues

Enterprise software. Cost of revenues from sales of enterprise software increased by 37.4% to RMB1.5 million in 2003 from RMB1.1 million in 2002, due to the increase in the number of enterprise software packages we sold in 2003 as compared to 2002.

Software development services. Cost of revenues from software development services increased by 39.8% to RMB4.9 million in 2003 from RMB3.5 million in 2002, primarily as a result of the increase in software development personnel expenses associated with our increased activities in this line of business.

Computer hardware sales. Cost of revenues from computer hardware sales decreased substantially to RMB48,000 in 2003 from RMB216,000 in 2002, as a result of the decrease in the number of personal computers and computer accessories we sold.

Gross profit margin

Enterprise software. Gross profit margin for sales of enterprise software in 2003 remained stable at 98.7% compared to 98.8% in 2002 primarily because our costs of producing our enterprise software are relatively low and did not change between the periods presented.

Software development services. Gross profit margin for software development services in 2003 remained stable at 74.1% compared to 75.5% in 2002, as cost savings realized through use of our existing software technologies offset an increase in software development personnel expenses.

Computer hardware sales. Gross profit margin for computer hardware sales increased to 33.3% in 2003 from 16.3% in 2002, primarily due to increased sales of higher-margin products such as computer accessories.

Operating expenses

Operating expenses increased by 145.0% to RMB73.3 million in 2003 from RMB29.9 million in 2002, primarily due to RMB35.0 million of stock-based compensation expenses in 2003 and an increase in general and administrative expenses.

Selling expenses

Selling expenses increased by 0.5% to RMB13.7 million in 2003 from RMB13.6 million in 2002, primarily due to an increase in travel and entertainment expenses related to increased sales, offset by a decrease in commissions and sales incentives paid to our sales and marketing employees. This decrease resulted from our decrease in cash payments to our employees due to our change from a cash-based incentive system to a share option-based incentive system.

General and administrative expenses

General and administrative expenses increased by 91.1% to RMB20.4 million in 2003 from RMB10.7 million in 2002, primarily due to an increase in general personnel expenses, office rental expenses, general office expenses and travel and entertainment expenses in each case associated with the increase in the scale of our operations. The increase was also partially attributable to the expenses related to our capital-raising activities in 2003, which were approximately RMB5.6 million.

Research and development expenses

Research and development expenses decreased by 34.5% to RMB2.7 million in 2003 from RMB4.1 million in 2002, primarily due to the reallocation of expenses related to our research and development personnel to cost of revenues for provision of software development services.

Employee stock-based compensation expenses

We incurred RMB35.0 million of stock-based compensation expenses in 2003 due to the transfer of a 6.0% equity interest in our company by Jitter Bug to one former and three current members of our senior management. We do not expect to incur any significant stock-based compensation expense, as measured under APB No. 25, in the foreseeable future.

Allowance for doubtful debts

Allowance for doubtful debts remained stable at RMB1.5 million for both 2003 and 2002 as an improved outlook for trade receivables repayment offset a significant increase in our trade receivables.

Interest income

Interest income increased by 97.1% to RMB1.2 million in 2003 from RMB619,000 in 2002, primarily due to the increase in our bank balances from our increasing operating income and the deposit of the net proceeds from our capital-raising activities in 2003.

Other income

Other income decreased by 53.9% to RMB211,000 in 2003 from RMB458,000 in 2002, as a result of a decrease in the gain from disposal of inventories of obsolete computer accessories, which is classified as other income, in 2003 compared to 2002.

Income taxes

Income taxes increased by 99.7% to RMB4.1 million in 2003 from RMB2.1 million in 2002, primarily due to the expiration of the EIT exemption periods for Beijing New Take and Ninetowns Times at the end of 2002, and an increase in our total net revenues from 2002 to 2003.

Equity in earnings of an affiliated company

Equity in earnings of an affiliated company decreased to zero in 2003 from RMB79,000 in 2002 due to the disposition of our entire interest in Import & Export in March 2002.

Net income

Net income decreased by 36.7% to RMB41.2 million in 2003 from RMB65.1 million in 2002 as a result of the cumulative effect of the factors described above.

Inflation

Inflation and deflation in China did not have a material impact on our results of operations in the past three years. According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the change in the Consumer Price Index in China, was (0.8%), 1.2% and 3.9% in 2002, 2003 and 2004, respectively.

Foreign currency risk

Substantially all of our revenues and expenses are denominated in Renminbi, but a substantial portion of our cash is kept in U.S. dollars and Hong Kong dollars in reputable financial institutions in Hong Kong and the United States. Although we believe that in general, our exposure to foreign exchange risks should be limited, our cash flows and revenues will be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and if the Renminbi appreciates against the U.S. dollar at that time, our cash flows would be reduced which could materially and adversely affect our business. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our ordinary shares or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries in China would be reduced. In addition, our cash flows and revenues may also be affected by the foreign exchange rate between Renminbi and Hong Kong dollars or U.S. dollars and Hong Kong dollars, as we have certain operating expenses related to our representative office in Hong Kong that are denominated in Hong Kong dollars.

We have experienced minimal foreign exchange gains and losses to date. We do not engage in any hedging activities, and we may in the future experience economic loss as a result of any foreign currency exchange rate fluctuations.

B. Liquidity and capital resources

Our primary sources of liquidity have been net cash provided by operating activities and the net proceeds from our equity offerings. We had no outstanding debt as of December 31, 2004. The following table sets forth the summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2001		2002		2003		2004		2004
	(in millions)
Net cash provided by / (used in) operating activities	RMB	28.7	RMB	58.6	RMB	46.4	RMB	58.0	US$	7.0
Net cash provided by / (used in) investing activities		(21.2)		16.0		1.2		(94.2)		(11.4)
Net cash provided by / (used in) financing activities		(5.6)		(30.5)		70.2		565.6		68.3
Net increase / (decrease) in cash and cash equivalents		1.9		44.1		117.8		529.5		64.0
Cash and cash equivalents, beginning of year/period		3.7		5.6		49.7		167.5		20.2

Cash and cash equivalents, end of year/period	RMB	5.6	RMB	49.7	RMB	167.5	RMB	697.0	US$	84.2

Substantially all of our operations are in China. The ability of our PRC operating subsidiaries to convert Renminbi into U.S. dollars and transfer such U.S. dollars to us is subject to PRC foreign exchange regulations, including the restriction that foreign invested enterprises may only buy, sell and/or remit foreign currencies at banks in the PRC authorized to conduct foreign exchange business after providing valid commercial documents.

Cash flow from operating activities

We generated cash from operating activities of RMB58.0 million (US$7.0 million) in 2004. This was primarily attributable to our cash receipts from sales of enterprise software offset by our placement of RMB85.2 million (US$10.3 million) in term deposits. We generated cash from operating activities of RMB46.4 million in 2003. This was primarily attributable to our cash receipts from sales of enterprise software offset by our placement of RMB40.8 million in term deposits. Our cash provided by operating activities was RMB58.6 million in 2002, which consisted primarily of cash receipts from sales of enterprise software.

Cash flow from investing activities

Investing activities used cash of RMB94.2 million (US$11.4 million) in 2004. This was primarily attributable to our purchase of three floors and the naming rights of a building under construction in Beijing, computer equipment, furniture, fixtures and office equipment and the acquisition of minority interests in our subsidiaries, offset by the repayment of loans by Import & Export. Investing activities provided cash of RMB1.2 million in 2003. This was primarily attributable to our receipt of loan repayments from iTowNet and Import & Export offset by purchases of property, plant and equipment, which primarily consisted of computer equipment, fixtures and office furniture for our representative office in Hong Kong. Cash provided by investing activities was RMB16.0 million in 2002, which was primarily attributable to the repayment of unsecured interest-free loans in the amount of RMB9.0 million from Import & Export in 2002 and also our receipt of RMB7.7 million on the disposal of our interest in Import & Export to Mr. Wang.

Cash flow from financing activities

Financing activities provided cash of RMB565.6 million (US$68.3 million) in 2004. This was comprised primarily of the net proceeds from our initial public offering in December 2004 of RMB531.4 million (US$64.2 million) and approximately US$3.0 million of escrowed net proceeds from our capital-raising activities in 2003, which we received from escrow in September 2004, offset by our repayment of loans to Jitter Bug. Financing activities provided cash of RMB70.2 million in 2003. This was comprised primarily of the net proceeds from our equity offerings in 2003. Our cash used in financing activities was RMB30.5 million in 2002, which was primarily comprised of our repayments of loans to Jitter Bug in the amount of RMB28.4 million.

Capital resources

Our primary source of liquidity is cash flow from operating activities and the net proceeds from our equity offerings. Our cash and cash equivalents primarily consist of cash on hand and bank deposits. As of December 31, 2004, we had RMB697.0 million (US$84.2 million) in cash and cash equivalents. In addition, as of December 31, 2004, we had invested RMB150.9 million (US$18.2 million) in term deposits, which are payable at varying maturities from 3 to 6 months.

We believe that our available cash and cash equivalents and cash provided by operating activities will be sufficient to meet our capital needs for at least the next 12 months. Except for our net cash provided by operating activities, we currently have no plans to seek additional sources of liquidity in the near future. However, we cannot assure you that our business or operations will not change in a manner that would consume our available capital resources more rapidly than anticipated, especially as we continue to evaluate other investment and acquisition opportunities. As of December 31, 2004, we had no lines of credit or other credit facilities.

Capital expenditures

For details of our capital expenditures, see Item 4 of this annual report, “Information on the Company — History and development of the company.”

C. Research and development

Our research and development department works continuously to develop new software products as well as new software functions with additional import/export related applications to complement our existing enterprise software, thereby enhancing value for our users. Our research and development department is divided into the following three sub-departments:

•	Business development department — our business development department is responsible for business strategies and research to identify users’ needs in order to formulate new product designs.

•	Systems development department — our systems development department is responsible for product development in accordance with the designs proposed by the business development department, as well as software testing and quality control.

•	Project management department — our project management department is responsible for the allocation of staff and resources, employee training, product analysis and the registration of new software products with the relevant PRC government authorities.

In the past, we have developed products and services both independently and through cooperation with a variety of database providers, enterprise resource planners, decision support statistical consultants, software integration providers and others. Although we intend to continue to work closely with companies such as Turbolinux China Co., Ltd., Ascential Software (Hong Kong) Ltd., Hyperion Solutions Corporation, Beijing Student Electronic and Core Solutions Limited in product development efforts, we expect the core technology and know-how for future enhancements to our existing and new products will be developed internally and may be supplemented by technology licensed from third parties. See Item 3 of this annual report, “Key Information — Risk factors — Risks related to our business — We may not be able to adequately protect our intellectual property rights and others may claim that we have infringed on their intellectual property rights, which could cause us to be less competitive, may expose us to litigation and may negatively impact our business, results of operations and financial condition.” We have not granted any ownership interest in any of our products to any party that has worked with us in our product development efforts. In the past, we shared ownership in a foreign trade business system software with Jingjiang A-Bin Software Workshop, or A-Bin, and a declaration software system that is not a part of iDeclare.CIQ, with Beijing Regard. We are not selling either software and, to our knowledge, neither A-Bin nor Beijing Regard is currently selling such software.

As of December 31, 2004, we had 164 employees dedicated to research and development, 20 of whom have master’s degrees and two of whom have Ph.D. degrees. Most of our research and development efforts are located in our principal executive offices in Beijing.

Our expenses for research and development activities totaled RMB4.1 million in 2002, RMB2.7 million in 2003 and RMB4.8 million (US$582,000) in 2004.

We believe that timely development of new and enhanced products and services is necessary for us to remain competitive in the marketplace. Accordingly, we intend to continue recruiting and hiring research and development personnel and to make other investments in research and development. We are in the process of establishing two additional research and development centers, one in the eastern region of China and one in the southern region of China, and we expect those research and development centers to be fully functional by early 2006.

D. Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2004 to December 31, 2004 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-balance sheet arrangements

We have no outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

F. Contractual obligations

We have entered into leasing arrangements relating to our office premises. Our contractual obligations regarding these lease arrangements generally consist of rental payments and other charges that are due and payable on a monthly basis during the term of the relevant lease. In general, our lessors have the right to terminate the lease agreements and repossess the leased premises if we fail to make the prescribed payments for two consecutive months, or the expiration of a reasonable period after service of notice for non-payment of rent by the lessors. The following sets forth our commitments under these leases as of December 31, 2004:

	(in thousands)

Less than one year	RMB	2,529
1-3 years		1,162
3-5 years		—
More than 5 years		—

Total	RMB	3,691

As of December 31, 2004, we had no purchase obligations or long-term commitments other than the lease obligations described above.

G. Quantitative and qualitative disclosures about market risks

Interest rate risk

Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash deposited in banks. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. Our future interest income may fluctuate in line with changes in interest rates. However, the risk associated with fluctuating interest rates is principally confined to our cash deposits and, therefore, we believe our exposure to interest rate risk is minimal.

H. Recent issued accounting pronouncements

In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123 (revised 2004), “Share-Based Payment”, or SFAS No.123-R, which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation”. SFAS No. 123-R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Generally, the approach in SFAS No. 123-R is similar to the approach described in SFAS No. 123. However, SFAS No. 123-R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on the grant-date fair values. Pro forma disclosure previously permitted under SFAS No. 123 is no longer an alternative. The new standard, as recently amended, will be effective in the annual reporting period beginning after January 1, 2006. Under SFAS No. 123-R, we can elect the modified prospective or modified retroactive option for transition on the adoption of this new standard. Under the modified retroactive option, prior periods are adjusted on a basis consistent with the pro forma disclosures previously required for those periods by SFAS No. 123. Under the modified prospective option, compensation expense for all unvested stock options must be recognized on or after the required effective date based on the grant-date fair value of those stock options. We have not yet quantified the effect of the future adoption of SFAS No. 123-R on a going forward basis. Prior to the adoption of SFAS No. 123-R, we continued to utilize the accounting method prescribed by APB Opinion No. 25 and have adopted the disclosure requirements of SFAS No. 148 as allowed by SFAS No. 123.

In November 2004, FASB issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4.” This statement amends the guidance in Accounting Research Board, or ARB, No. 43, Chapter 4, “Inventory Pricing” to clarify the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and wasted material (spoilage). This statement requires that those items be recognized as current period charges. In addition, this statement requires that allocation of fixed production overheads to the cost of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect the adoption of this statement to have a material effect on our financial position, cash flows or results of operations.

In March 2004, the Emerging Issues Task Force, or EITF, reached a consensus on Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”. EITF No. 03-01 provides guidance on recording other-than-temporary impairments of cost method investments and requires additional disclosures for those investments. The recognition and measurement guidance in EITF No. 03-01 should be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. The disclosure requirements are effective for fiscal years ending after June 15, 2004 and are required only for annual periods. The adoption of this standard did not have a material impact on our financial position or results of operations.

Item 6. Directors, Senior Management and Employees.

A. Directors and senior management

The following table sets forth the name, age and position of our directors and executive officers:

Name	Age	Position
Tat Man Lee	68	Chairman of the Board
Shuang Wang	42	Director and Chief Executive Officer
Gerry Ka Cheung Wai	54	Director, Chief Legal Advisor and Company Secretary
Kin Fai Ng	61	Director and Senior Vice President
Dachun Zhang	60	Director
Fushan Chen	66	Director
Stephen Jung Tsuei	47	Director
Xiaomin Sun	50	Director
Mark Ming Hsun Lee	34	Director
Xiaoguang Ren	41	President
Tommy Siu Lun Fork	43	Chief Financial Officer
Eric Chen Yu Ho	45	Chief Strategy Officer
Min Dong	42	Senior Vice President, Legal Affairs, Administration and Human Resources
Bolin Wu	39	General Manager, Research and Development and Chief Technology Officer
John Yan Wang	43	Senior Vice President, Business Development

Tat Man Lee has served as our Chairman of the Board since August 2002. Mr. Lee has been an executive director of Henderson Investment Limited since 1972 and a non-executive director of Henderson Land Development Company Limited since 1976. He has also been the chairman of the board of directors of Kin Yip Realty Development Limited since 1991. Mr. Lee also serves as an honorary board member of Nanjing University.

Shuang Wang founded our predecessor, Ninetowns Technology, in 1995 and is now a director and our Chief Executive Officer. From 1992 to 1994, Mr. Wang was the founder and Chief Executive Officer of Ninetowns Technology Co., Ltd., a company engaged in sales of computer hardware in China. From 1989 to 1992, Mr. Wang was the executive deputy general manager of Shenzhen Zhongnong Enterprise Corporation, a company engaged in import and export of agricultural products. In March 2002, Mr. Wang was awarded the Traverse Cup Prize by Software World Magazine and Microelectronic Industry Development and Research jointly with a number of industry magazines in China for Mr. Wang’s outstanding performance in and significant contributions to the information technology industry. In March 2003, Mr. Wang was also recognized as one of the “2002 top ten leaders of the PRC software industry in China” by Software World Magazine jointly with China Central TV for his significant contributions to the software industry. Mr. Wang is also the Chairman of the Board of Beijing New Take, Beijing Digital and Beijing Ninetowns Times; the vice-chairman and a non-executive director of iTowNet; and a director of Jitter Bug, Ixworth, New Take, Shielder and Ninetowns Ports. Mr. Wang holds a bachelor’s degree in science from Beijing Institute of Technology, a master’s degree in optics engineering from Beijing Institute of Technology and an engineering qualification certificate from the Ministry of Agriculture of the PRC.

Gerry Ka Cheung Wai has served as a director since October 2003 and as our Chief Legal Adviser and Company Secretary since 2000. Mr. Wai has been a director of Jitter Bug, Ixworth, New Take and Beijing New Take since 2000. From 2000 to 2001, Mr. Wai was the chairman of Pacific First Technologies Limited, a provider of on-line stock price information. Mr. Wai graduated from the College of Law in England. Mr. Wai is a member of the Law Society in Hong Kong and a member of the Law Society in the United Kingdom. Mr. Wai also holds an admission certificate issued by the Supreme Court of the Republic of Singapore and he is a member of The Singapore Academy of Law.

Kin Fai Ng has served as a director since October 2003 and a senior vice president of our company since 2000. He has also been a director of New Take, Jitter Bug, Ixworth and Beijing New Take since 2000. From 1996 to 1999, Mr. Ng was an executive officer at Baolong Real Estate Development Co., Ltd., a company engaged in property development in China.

Dachun Zhang has served as a director since October 2003. From 2002 to 2003, Mr. Zhang served as an executive director of Yew Sang Hong Holdings Limited, an electrical engineering contractor. Mr. Zhang was the vice president of COSCO Group Limited, a shipping company, the executive deputy chairman and president of COSCO (Hong Kong) Group Limited, chairman of COSCO (Hong Kong) Shipping Company Limited from 1996 to 1999. Mr. Zhang served as an executive director and the president of China Merchants Group Limited, a conglomerate based in China that is engaged in the transportation and harbor operation businesses, from 1998 to 1999 and the chairman of the board of directors of China Merchants Holdings International Company Limited from 1998 to 2000. From 1999 to 2001, Mr. Zhang served as the chairman of the board of directors of China Chengxin Securities Rating Co., Ltd., a company engaged in the credit rating business in China. Mr. Zhang holds a bachelor’s degree in language and literature from Poznan University in Poland, a master’s degree in shipping from the University of Wales in the United Kingdom and the qualification certificate of a senior economist in shipping management conferred by the Ministry of Communications of the PRC.

Fushan Chen has served as a director since October 2003. Mr. Chen, who is presently retired, served as the general manager and the director of the Hong Kong Branch of the China Classification Society, a shipping industry trade organization, from 1995 to 2001. Mr. Chen also served as the deputy director of the Ship Inspection Bureau of the PRC and the vice-chairman of the China Classification Society and the China Classification Association, respectively, from 1989 to 1995. Mr. Chen holds a bachelor’s degree in ship casting from Nanjing Shipping Institute.

Stephen Jung Tsuei has served as a director since October 2003. Mr. Tsuei is presently a managing director of AIG Global Investment Corporation (Asia) Ltd., or AIGGIC, and has served in various positions in AIGGIC since March 1990. Mr. Tsuei has served as a director of President Chain Stores Corp., Primax Electronics Ltd., Universal Scientific Industrial Co., Ltd., Far Eastern Air Transport Corp., Destiny Technology Corp., FAT Venture Capital Co., Ltd., Titan I Venture Capital Co., Ltd., Primax Display Corp., Titan II Venture Capital Co., Ltd., Fat Capital Management Co., Ltd., Skyline Holding International Limited, Macau Aircraft Repair & Conversion Co., EZ Fly Investment, EZ Fly Holding, EZFLY.COM, Exchange Club and as an independent director of Pihsiang Machinery Manufacturing Co. Ltd. From July 1988 to March 1990, Mr. Tsuei was an associate with Lehman Brothers Inc. Mr. Tsuei holds a master’s degree in architecture from Harvard University and another master’s degree in business administration from the MIT Sloan School of Management.

Xiaomin Sun has served as a director since July 2004. Mr. Sun is currently the president of Sanjiu Enterprise Group, or Sanjiu, a pharmaceutical manufacturer, and has served in such position since May 2004. Recently, the China Banking Regulatory Commission issued to financial institutions in China a list of 15 companies and warned the financial institutions to be on alert when making loans to these companies. Sanjiu was included on this list. Mr. Sun was appointed as the president of Sanjiu in May 2004 by the State-Owned Asset Supervision and Administration Commission of the State Council of the PRC to help resolve the financial problems of Sanjiu, which had developed prior to Mr. Sun’s appointment. Mr. Sun also serves from time to time as an arbitrator in the China International Economic and Trade Arbitration Commission. From 1998 to May 2004, Mr. Sun served as chief legal counsel, executive director and vice president of China General Technology (Group) Holdings Ltd., an import and export enterprise based in China. From 1986 to 1998, Mr. Sun served as the General Manager of the Legal Department of China National Technical Import & Export Corporation, a foreign trade corporation based in China. Mr. Sun holds a bachelor’s degree and a master’s degree from the Department of Law of the University of Beijing.

Mark Ming Hsun Lee has served as a director since October 2004. Mr. Lee was the founder, chief executive officer and president of OSA Technologies, Inc., a company engaged in the software business, and has served in such positions since April 2000. Mr. Lee has also served as the senior vice president of Avocent Corp., a provider of computer keyboard, video and mouse switching and network connectivity solutions, since it acquired OSA Technologies, Inc. in April 2004. From the summer of 1991 to April 2000, Mr. Lee served in various positions, including enterprise platform marketing manager, senior information technology architect and engineer, design engineer and software quality assurance engineer for Intel Corporation. Mr. Lee holds a bachelor’s degree in electrical engineering and a master’s degree in electrical engineering and computer science from Massachusetts Institute of Technology. Mr. Lee also holds a master’s degree in business administration from Arizona State University.

Xiaoguang Ren has served as our President since January 2004. From 1995 to December 2003, Mr. Ren served in various positions with our company, including vice president and senior vice president for sales and marketing. Mr. Ren has also been a director of Ixworth and Jitter Bug since February 2000. From 1988 to 1995, Mr. Ren served as the general manager of Beijing University Fangyuen Life Science Co., Ltd. and Tsingtao Minyi High Technology Co., Ltd, both companies engaged in the software development business. Mr. Ren is also a director of iTowNet, New Take, Beijing New Take, Ninetowns Times and Ninetowns Ports, a director and general manager of Beijing Digital and the sole supervisor of Shanghai New Take. Mr. Ren holds a bachelor’s degree in mathematics from Heilongjiang University and a master’s degree in computer science from the Computing Technologies Research Institute of the Chinese Academy of Sciences.

Tommy Siu Lun Fork has served as our Chief Financial Officer since September 2002. Prior to joining our company, Mr. Fork was the Qualified Accountant and Company Secretary of Zheda Lande Scitech Limited, a provider of telecommunications services, from 2001 to 2002. From 1997 to 2001, Mr. Fork was a senior manager of assurance and advisory services of Deloitte Touche Tohmatsu. Mr. Fork holds a bachelor’s degree in Science from The University of Hong Kong and is a Certified Public Accountant in Hong Kong.

Eric Chen Yu Ho has served as our Chief Strategy Officer since March 2004. From July 2002 to March 2004, Mr. Ho served as a private equity investment director for AIGGIC. From September 1999 to July 2002, Mr. Ho was a founder and managing partner of SoftChina Venture Group and from October 1996 to September 1999, Mr. Ho served as the head of research for Capital Securities Corporation in Taiwan. SoftChina Venture Group is a venture capital investment company and Capital Securities Corporation is an investment bank. Prior to joining Capital Securities Corporation, Mr. Ho worked in various investment management positions with Fidelity Investments and Merrill Lynch & Co. in the United States. From December 2000 to March 2004, Mr. Ho served as a director and a member of the compensation committee of OSA Technologies, Inc. Mr. Ho currently serves as a director of Carry International Technology Co. Ltd., a software development company in Taiwan. Mr. Ho received a bachelor’s degree in accounting from National Taipei University and a master’s degree in business administration from the Wharton School of the University of Pennsylvania. Mr. Ho is a Certified Public Accountant and Chartered Financial Analyst in the United States.

Min Dong formed our predecessor, Ninetowns Technology, in 1995 and is now our Senior Vice President of Legal Affairs, Administration and Human Resources. Prior to co-founding Ninetowns Technology in 1995, Ms. Dong served as a lecturer at Central Finance and Economic University in China. Ms. Dong has been a director of Jitter Bug and Ixworth since February 2000. Ms. Dong is also a director of New Take, Shielder, Beijing New Take, Beijing Digital, Ninetowns Ports and Tsingdao Fujin, and a director and the general manager of Ninetowns Times. Ms. Dong is the spouse of Mr. Wang. Ms. Dong holds a bachelor’s degree and a master’s degree in law from China Politics and Law University.

Bolin Wu has served as our General Manager, Research and Development and Chief Technology Officer since 1997. Prior to joining our company in 1997, Mr. Wu was in charge of the software engineering department of Tsingtao Minyi High Technology Co., Ltd., a company engaged in the software development business, from 1995 to 1997 and served as an assistant professor at Shandong Textile Polytechnic Institute and the Automation Faculty of Qingdao University from 1992 to 1995. Mr. Wu currently serves as the sole member of the supervisory board of iTowNet. Mr. Wu holds a bachelor’s degree in application electronics from Hangzhou University of Commerce and a master’s degree in automation and computer science from Shanghai Jiaotong University.

John Yan Wang has served as our Senior Vice President of Business Development since May 2004. Mr. Wang served as an independent consultant for investments to Zhongtian International, a company engaged in the software service business, from May 2003 to May 2004. From May 2002 to April 2003, Mr. Wang was the President of Dawncom Company Limited, an electronics wholesaler. He was the Chief Operating Officer of Beijing Pansky Group, a company engaged in computer system integration and service, from May 2000 to April 2002. From August 1998 to May 2000, Mr. Wang served as the country manager of Novell China, a network software company. He also served as the channel sales and marketing director of Informix China Co., Ltd., a company engaged in the computer database business, from June 1994 to July 1998 and a sales manager of UNISYS China, a company engaged in the computer system business, from January 1990 to June 1994. From July 1986 to December 1989, Mr. Wang served as an engineer in the Ministry of Light Industry in China. Mr. Wang holds a bachelor’s degree in automation control from Shaanxi (Xian) Science and Technology University and a master’s degree in computer network from The Chinese Academy of Sciences.

Effective April 8, 2005, Kenneth Sze Ho Siu resigned from the board of directors and as our Financial Controller.

The business address of each of our directors and executive officers is our principal executive office at 5th Floor, Union Plaza, 20 Chaowai Street, Chaoyang District, Beijing 100020 PRC.

B. Compensation of directors and executive officers

As of December 31, 2004, we do not have any outstanding loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. For 2004, the aggregate amount of compensation paid by us to all of our directors and executive officers was RMB6.3 million (US$756,700).

Our full-time employees in China also participate in a government-mandated multi-employer defined contribution plan pursuant to which pension benefits, medical care, unemployment insurance and other welfare benefits are provided to those employees. The total provision for such employee benefits, corresponding to the full amount of our obligation in connection therewith, was RMB536,000, RMB676,000 and RMB1.4 million (US$163,000) for 2002, 2003 and 2004, respectively.

2003 Plan

Our board of directors adopted the 2003 Plan in November 2003. We have granted share options relating to 2,574,400 ordinary shares under the 2003 Plan, which is the maximum number of share options allowed to be outstanding under the 2003 Plan. A general description of the terms of the 2003 Plan is set forth below.

Plan administration. Our board of directors currently administers the 2003 Plan.

Eligibility. Under the 2003 Plan, share options may be issued to employees and directors of our company or our subsidiaries.

Acceleration of vesting upon general offers or winding up. The 2003 Plan provides for acceleration of vesting upon the occurrence of a general offer or winding up transaction.

•	In the event a general offer is made to all of our shareholders, including a takeover offer, repurchase offer or any similar arrangement, the grantee’s share options will become fully vested and exercisable for 14 days after the date on which such offer becomes or is declared unconditional.

•	In the event an application is made to a court in connection with a proposed compromise or arrangement between us and our creditors or between us and our shareholders, the grantee’s share options will become fully vested and exercisable for 21 days after the date of such application.

•	In the event a notice is given by us to our shareholders to convene a general meeting to approve the voluntary winding-up of our company when we are solvent, the grantee’s share options will become fully vested and exercisable at any time not later than two business days prior to the proposed general meeting.

Share options. Share options under the 2003 Plan are evidenced by an option certificate which contains, among other things, provisions concerning the exercise price and vesting schedule of the share options. The exercise price of all of the options granted under our 2003 Plan is HK$25 per ordinary share, which we believe was the fair market value of our ordinary shares on the grant date of such options. One-fourth of the share options granted under the 2003 Plan become exercisable on each of May 18, 2004, November 18, 2004, November 18, 2005 and November 18, 2006. Generally, share options under the 2003 Plan are terminated if the grantee’s employment is terminated by us, or terminated within 12 months from the date of the grantee’s retirement, disability, change in our corporate structure, expiry of employment contract or termination of employment at the discretion of the board.

Termination of 2003 Plan. Under the 2003 Plan, our board of directors may at any time terminate the 2003 Plan, except that the provisions of the 2003 Plan will remain in respect of share options granted prior to such termination.

On August 13, 2004, Mr. Wang and Ms. Dong entered into a deed of undertaking with AIG Asian Opportunity Fund, L.P., or AOF, and American International Assurance Company (Bermuda) Limited, or AIA, agreeing to (i) procure Value Chain to distribute all of the cash consideration received from the reorganization transaction to Mr. Wang and Ms. Dong, (ii) exercise all of their vested share options under our 2003 Plan for 122,752 ordinary shares and apply the cash from the reorganization transaction to the exercise of such options, (iii) exercise the remaining share options under our 2003 Plan for 368,260 ordinary shares as soon as such options become vested and exercisable and (iv) refrain from transferring, assigning or creating any encumbrance over their share options under our 2003 Plan.

The following table summarizes, as of May 31, 2005, the outstanding options granted under our 2003 Plan to our directors, executive officers and other employers as a group.

	Ordinary Shares	Exercise
	Underlying Options	Price
	Granted	(HK$/Share)	Date of Grant	Date of Expiration
Xiaoguang Ren	302,552	25	November 18, 2003	November 17, 2013
Bolin Wu	245,108	25	November 18, 2003	November 17, 2013
Tommy Siu Lun Fork	222,924	25	November 18, 2003	November 17, 2013
Shuang Wang	174,914	25	November 18, 2003	November 17, 2013
Min Dong	70,592	25	November 18, 2003	November 17, 2013
Kin Fai Ng	27,564	25	November 18, 2003	November 17, 2013
Other employees as a group	1,285,240	25	November 18, 2003	November 17, 2013

2004 Plan

Our 2004 Plan provides for the grant of incentive share options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and employees of our affiliates and subsidiaries. We have granted share options related to 890,000 ordinary shares under the 2004 Plan.

Our board of directors or a committee appointed by our board of directors administers our 2004 Plan. The administrator has the power to determine the terms of the share options, including the exercise price, the number of shares subject to each such award and the circumstances for vesting.

The administrator determines the exercise price of options granted under our 2004 Plan, but with respect to incentive share options, the exercise price must at least be equal to 100.0% of the fair market value of our ordinary shares on the date of grant. The term of an incentive share option may not exceed ten years from the grant date, except that with respect to any participant who owns 10.0% or more of the voting power of all classes of our outstanding stock, the term must not exceed five years from the grant date and the exercise price must equal at least 110.0% of the fair market value on the grant date.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, (i) if termination is due to death or disability, the option will remain exercisable for one year following such termination; (ii) if termination is due to retirement, the option will remain exercisable for six months following such termination; and (iii) if termination is for cause, the option will be forfeited immediately. In all other cases, the option will generally remain exercisable for 30 days following such termination. However, an option generally may not be exercised after the expiration of its term.

Our 2004 Plan generally does not allow for the transfer of options and only the recipient of an option may exercise an award during his or her lifetime.

Our 2004 Plan generally provides that in the event of a “change of control” involving our company, the administrator may arrange for the successor corporation to assume or substitute an equivalent award for each outstanding option. The administrator may in the alternative pay cash or other consideration in exchange for cancellation of the outstanding options.

Our 2004 Plan will automatically terminate in 2014, unless we terminate it sooner. In addition, our board of directors has the authority to amend, alter, suspend, discontinue or terminate the 2004 Plan provided such action does not impair the rights of any participant.

The following table summarizes, as of May 31, 2005, the outstanding options granted under our 2004 Plan to our directors, executive officers and other employers as a group.

	Ordinary Shares
	Underlying Options	Exercise Price
	Granted	(US$/Share)	Date of Grant	Date of Expiration
Xiaoguang Ren	19,286	8.6	February 23, 2005	February 22, 2015
Bolin Wu	35,357	8.6	February 23, 2005	February 22, 2015
Tommy Siu Lun Fork	17,679	8.6	February 23, 2005	February 22, 2015
Shuang Wang	20,893	8.6	February 23, 2005	February 22, 2015
Min Dong	17,679	8.6	February 23, 2005	February 22, 2015
Dachun Zhang	8,036	8.6	February 23, 2005	February 22, 2015
Fushan Chen	8,036	8.6	February 23, 2005	February 22, 2015
Xiaomin Sun	17,679	8.6	February 23, 2005	February 22, 2015
Mark Ming Hsun Lee	17,679	8.6	February 23, 2005	February 22, 2015
Eric Chen Yu Ho	17,679	8.6	February 23, 2005	February 22, 2015
John Yan Wang	17,679	8.6	February 23, 2005	February 22, 2015
Other employees as a group	692,318	8.6	February 23, 2005	February 22, 2015

C. Board practices

Our board of directors consists of 9 members, including four independent directors. Our amended and restated memorandum and articles of association, as currently in effect, provide for a board of directors comprised of not less than two directors. Each of our directors holds office until a successor has been duly elected and appointed, unless the director was appointed by our board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for re-election.

In 2004, our directors met in person or passed resolutions by unanimous written consent six times. Each director attended all the meetings of our board and its committees on which he served after becoming a member of our board.

We have not entered into any service agreement that provides for benefits upon termination of service with any of our directors or executive officers.

Duties of directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Under Cayman Islands law, our directors have a duty of loyalty and must act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duties to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. A shareholder may in certain circumstances have the right to seek damages if a duty owed by our directors is breached.

Board committees

Our board of directors has established an audit committee, a compensation committee and a nominating committee.

Audit committee. Our audit committee currently consists of Dachun Zhang, Xiaomin Sun and Mark Lee. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15) and meet the criteria for independence set forth in Rule 10A-3(b)(1) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and that Mr. Lee has the necessary financial sophistication under Nasdaq Marketplace Rule 4350(d)(2)(A). Our audit committee will be responsible for, among other things:

•	the integrity of our financial statements;

•	the qualifications, independence and performance of our independent auditors;

•	the performance, budget and staffing of our internal audit functions;

•	the review and approval of all related party transactions;

•	our compliance with legal and regulatory requirements;

•	the development and implementation of corporate governance principles, policies, codes of conduct and ethics relating to the operation of our board of directors and its committees as well as our company as a whole;

•	appointing, setting the compensation for, retaining, overseeing and terminating our independent auditors;

•	reviewing and approving the scope and staffing of the independent auditors’ annual audit plan;

•	establishing policies for the hiring of current and former employees of the independent auditors;

•	evaluating the performance of the officers responsible for internal audit functions and making recommendations regarding the responsibilities, retention and termination of such officers;

•	reviewing and approving the critical accounting policies and practices and related-party transactions and off-balance sheet transactions of our company;

•	reviewing our internal controls and disclosure controls and procedures in conjunction with our chief executive officer and chief financial officer;

•	appointing a compliance officer with respect to our corporate governance guidelines and codes of conduct and ethics;

•	meeting annually with management to discuss compliance with our corporate governance guidelines;

•	coordinating the training of directors; and

•	reporting regularly to the board of directors.

Compensation committee. Our current compensation committee consists of Dachun Zhang, Xiaomin Sun and Mark Lee. Our board of directors has determined that all of our compensation committee members are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15). Our compensation committee will be responsible for, among other things:

•	review and approval of the compensation of our executive officers;

•	recommendations with respect to our incentive compensation plans and equity-based plans;

•	approval of awards or material amendment of any employee benefit plan or share option plan;

•	oversight of regulatory compliance with respect to compensation matters; and

•	review and approval of any severance or similar termination payments in excess of US$100,000.

Nominating committee. Our current nominating committee consists of Dachun Zhang, Xiaomin Sun and Mark Lee. Our board of directors has determined that all of our nominating committee members are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15). Our nominating committee will be responsible for, among other things:

•	nomination of director candidates to serve on our board of directors and recommendation of appointees to the committees of the board of directors;

•	recommendations to our board of directors regarding the termination of the directorship of directors;

•	annual evaluation of our board of directors and each of its committees and members;

•	recommendations to our board of directors concerning the appropriate size and needs of our board of directors; and

•	annual review of the compensation of members of the board of directors.

Corporate governance

Our board of directors has adopted a code of ethics for our chief executive officer and senior financial officers and a code of business conduct and ethics, which is applicable to all of our directors, officers and employees. Our code of ethics and code of business conduct and ethics are publicly available on our website. In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to the structure, procedures and committees of our board of directors. The guidelines are not intended to change or interpret any law, or our amended and restated memorandum and articles of association.

D. Employees

As of December 31, 2004, we had 577 full-time employees. Of our employees, 17 were in management, 17 were in finance, 19 were in administration and human resources, 164 were in research and development and 360 were in sales and marketing.

Our employees located in China other than Hong Kong are covered by the retirement schemes defined by PRC local practice and regulations, which are essentially defined contribution schemes. Certain of our employees who are located in Hong Kong have joined the Mandatory Provident Fund Scheme which is also a defined contribution scheme. The amounts we paid to these defined contribution schemes were RMB378,000, RMB436,000 and RMB863,000 (US$104,300) for 2002, 2003 and 2004, respectively. In addition, we are required by law to contribute approximately 9.0% in Beijing and 10.0% in Shanghai of the average salaries of all employees for mandatory medical benefits and approximately 1.5% in Beijing and 2.0% in Shanghai of the salaries of some employees for unemployment benefits. The PRC government is directly responsible for the payments of the benefits to these employees. The amounts contributed amounted to RMB158,000, RMB240,000 and RMB487,000 (US$58,800) for 2002, 2003 and 2004, respectively.

Our future success will depend, in part, on our ability to continue to attract, retain and motivate highly qualified technical and management personnel, for whom competition is intense. Our employees are not covered by any collective bargaining agreement and we have never experienced a work stoppage. We believe we enjoy good relations with our employees.

E. Share ownership

The following table sets forth information known to us with respect to the beneficial ownership of our ordinary shares as of May 31, 2005, taking into account the number of ordinary shares underlying our outstanding options, by each person who is known to us to be the beneficial owner of more than 5.0% of our ordinary shares; each of our directors; each of our named executive officers; and all of our executive officers and directors as a group.

	Ordinary Shares
	Beneficially Owned
Name	Number(1)	Percent(2)
Directors and executive officers(3)
Shuang Wang(4)	17,325,421	49.51%
Min Dong(5)	17,325,421	49.51%
Xiaoguang Ren(6)	15,668,879	44.59%
Kin Fai Ng(7)	15,091,383	43.11%
Gerry Ka Cheung Wai(8)	15,077,603	43.09%
Tat Man Lee(9)	2,087,075	5.96%
Stephen Jung Tsuei(10)	1,497,610	4.28%
Bolin Wu(11)	452,552	1.29%
Tommy Siu Lun Fork(12)	441,460	1.26%
Eric Chen Yu Ho	—	—
Dachun Zhang	—	—
Fushan Chen	—	—
Xiaomin Sun	—	—
Mark Ming Hsun Lee	—	—
John Yan Wang	—	—
All directors and executive officers as a group (15 persons)	21,102,099	60.13%
5% and above shareholders
Jitter Bug Holdings Limited(13)	15,077,603	43.09%
Value Chain International Limited(14)	2,002,312	5.72%
AIG Asian Opportunity Fund, L.P.(15)	1,996,813	5.71%
American International Assurance Company (Bermuda) Limited(16)	1,996,813	5.71%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes those securities for which voting or investment power with respect to the securities is held. All the share numbers have been adjusted to give effect to a 4-for-1 split of our ordinary shares effected on November 9, 2004.

(2)	The number of ordinary shares outstanding used in calculating the percentage for each listed person includes the ordinary shares underlying options held by such persons and exercisable within 60 days of the date of this annual report. Percentage of beneficial ownership is based on 34,991,834 ordinary shares outstanding as of May 31, 2005, including 600,000 ordinary shares that we converted into ADSs in May 2005.

(3)	The address of our current directors and executive officers is c/o Ninetowns Digital World Trade Holdings Limited, 5th Floor, Union Plaza, 20 Chaowai Street, Chaoyang District, Beijing 100020 PRC.

(4)	Includes (i) 174,914 ordinary shares held by Mr. Wang, (ii) 2,002,312 ordinary shares held by Mr. Wang through his ownership of Value Chain, (iii) 70,592 ordinary shares held by Ms. Dong, and (iv) 15,077,603 ordinary shares beneficially held by Mr. Wang through his position as a director of Jitter Bug. Mr. Wang disclaims beneficial ownership of ordinary shares held by Jitter Bug.

(5)	Includes (i) 70,592 ordinary shares held by Ms. Dong, (ii) 2,002,312 ordinary shares held by Ms. Dong through her ownership of Value Chain, (iii) 174,914 ordinary shares held by Mr. Wang and (iv) 15,077,603 ordinary shares beneficially held by Ms. Dong through her position as a director of Jitter Bug. Ms. Dong disclaims beneficial ownership of ordinary shares held by Jitter Bug.

(6)	Includes (i) 440,000 ordinary shares held by Mr. Ren, (ii) 151,276 ordinary shares underlying share options held by Mr. Ren which are currently exercisable or exercisable within 60 days of the date of this annual report and (iii) 15,077,603 ordinary shares beneficially held by Mr. Ren through his position as a director of Jitter Bug. Mr. Ren disclaims beneficial ownership of ordinary shares held by Jitter Bug.

(7)	Includes (i) 13,780 ordinary shares underlying share options held by Mr. Ng which are currently exercisable or exercisable within 60 days of the date of this annual report and (ii) 15,077,603 ordinary shares beneficially held by Mr. Ng through his ownership of Great Towns Holdings Limited, or Great Towns, and Oriental Plan Developments Limited, or Oriental Plan, respectively, and his position as a director of Jitter Bug. Mr. Ng disclaims beneficial ownership of ordinary shares held by Jitter Bug.

(8)	Represents 15,077,603 ordinary shares beneficially held by Mr. Wai through his ownership of Crowther Associates Limited, or Crowther, and Cross China Developments Limited, or Cross China, and through his position as a director of Jitter Bug. Mr. Wai disclaims beneficial ownership of ordinary shares held by Jitter Bug.

(9)	Includes 1,307,075 and 780,000 ordinary shares beneficially held by Mr. Lee through his ownership of Balletta Associates Limited, or Balletta, and Ever Praise Holdings Limited, or Ever Praise, respectively.

(10)	Represents 1,497,610 ordinary shares beneficially held by Mr. Tsuei through his position as a representative of AOF. Mr. Tsuei disclaims beneficial ownership of ordinary shares held by AOF.

(11)	Includes 330,000 ordinary shares held by Mr. Wu and 122,552 ordinary shares underlying share options held by Mr. Wu which are currently exercisable or exercisable within 60 days of the date of this annual report.

(12)	Includes 330,000 ordinary shares held by Mr. Fork and 111,460 ordinary shares underlying share options held by Mr. Fork which are currently exercisable or exercisable within 60 days of the date of this annual report.

(13)	Jitter Bug, is a British Virgin Islands company that is 56.47% owned by Great Towns Holdings Limited, a British Virgin Islands company; 39.63% owned by Admirable Start Limited, a British Virgin Islands company, or Admirable; and 3.90% owned by Superb Limited, a British Virgin Islands company, or Superb. The address of Jitter Bug is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Mr. Wang, Ms. Dong, Mr. Ren, Mr. Ng and Mr. Wai are directors of Jitter Bug as well as directors and/or executive officers of our company.

Great Towns is 55.0% owned by Mr. Kenneth Sze Ho Siu and 45.0% owned by Mr. Kin Fai Ng, two of our directors and executive officers. Superb is 50.0% owned by Mr. Paul Ngai Po Lun and 50.0% owned by Ms. Or Yuen Hung. Ms. Or Yuen Hung is Mr. Paul Ngai Po Lun’s spouse.

Admirable is wholly-owned by Humbug Stripe Holdings Limited, a British Virgin Islands company, or Humbug, which is in turn 18.41% owned by China Invest International Limited, a British Virgin Islands company, or China Invest; 11.84% owned by Crowther, a British Virgin Islands company; 10.62% owned by Oriental Plan, a British Virgin Islands company; 14.78% owned by Dynamic Gold Holdings Limited, a Western Samoa company, or Dynamic Gold; 14.78% owned by Balletta, a British Virgin Islands company; and 29.56% owned by Cross China, a British Virgin Islands company. China Invest is wholly-owned by Valueway Investments Limited. Crowther is wholly-owned by Mr. Wai, who is one of our directors and executive officers and a brother-in-law of Mr. Kenneth Sze Ho Siu, also our former director and executive officer. Oriental Plan is wholly-owned by Mr. Ng, who is one of our directors. Dynamic Gold is wholly-owned by Mr. Lam Kin Chung. Balletta is wholly-owned by Mr. Tat Man Lee, the chairman of our board of directors.

Cross China is wholly-owned by Pea Green Services Limited, which is wholly-owned by One Carat Securities Limited, which in turn is wholly-owned by Pacific First Technologies Corporation, which is wholly-owned by Gold Perfect Investments Limited. Gold Perfect Investments Limited is 30.0% owned by Holdwell Limited; 24.25% owned by Special Collection Ventures Limited; 20.0% owned by Takanara Resources Limited; 20.0% owned by Peachey Technology Limited; 3.75% owned by Meaford Securities Limited; and 2.0% owned by Mr. Woon Tak Wong. Holdwell Limited is wholly-owned by Mr. Wai. Special Collection Ventures Limited is wholly-owned by Ms. Wai Wai Ying, in trust for the benefit of Mr. Wai. Takanara Resources Limited is wholly-owned by Mr. Woon Hing Wong. Mr. Woon Hing Wong and Mr. Woon Tak Wong are brothers. Peachey Technology Limited and Meaford Securities Limited are each wholly-owned by Ms. Loretta Ho Lai Wah, a cousin of Mr. Wai.

(14)	Value Chain is a British Virgin Islands company that is 50.0% owned by Mr. Shuang Wang, who is our Chief Executive Officer and one of our directors, and 50.0% owned by Ms. Min Dong, who is one of our executive officers and the spouse of Mr. Wang. The address of Value Chain is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(15)	Includes (i) 1,497,610 ordinary shares held by AOF and (ii) 499,203 ordinary shares held by AIA. AOF is a limited partnership managed by AIG Asian Opportunity G.P., L.L.C., or AOFGP, whose representative is Mr. Stephen Jung Tsuei, one of our directors. The address of AOFGP is c/o AIG Global Investment Corporation (Asia) Ltd., Suites 3601 & 10-12, One Pacific Place, 88 Queensway, Hong Kong. We understand that AOFGP (in its capacity as general partner for AOF) and AIA make investment decisions independently from each other in accordance with their respective investment mandates and there is no voting agreement between them with regard to our ordinary shares. AOF disclaims beneficial ownership of our ordinary shares owned by AIA. The voting and investment power over our ordinary shares owned by AOF is controlled by its general partner, AOFGP. AOFGP is a subsidiary of AIG Global Investment Corp. (Asia) Ltd, which is indirectly majority-owned by American International Group, Inc., a public company.

(16)	Includes (i) 499,203 ordinary shares held by AIA and (ii) 1,497,610 ordinary shares held by AOF. AIA is an insurance company and its address is American International Building, 29 Richmond Road, Pembroke, Bermuda HM 08, Bermuda. We understand that AIA and AOFGP (in its capacity as general partner for AOF) make investment decisions independently from each other in accordance with their respective investment mandates and there is no voting agreement between them with regard to our ordinary shares. AIA disclaims beneficial ownership of our ordinary shares owned by AOF. AIA is an indirect majority-owned subsidiary of American International Group, Inc., a public company.

No shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7. Major Shareholders and Related Party Transactions.

A. Major shareholders

For the details of our major shareholders, please refer to Item 6. “Directors, Senior Management and Employees — Share Ownership.”

In October 2003, Jitter Bug sold 3,744,000 of our ordinary shares, for an aggregate consideration of HK$93.6 million (which was adjusted based on our financial performance in 2003), to UOB Venture (Shenzhen) Limited, Titan I Venture Capital Co., Ltd., Titan II Venture Capital Co., Ltd., CFM Investments Limited, China Equity Associates L.P., MMFI CAPI Venture Investments Limited and Huitung Investments (BVI) Limited. Upon completion of such transactions, Jitter Bug’s ownership of our ordinary shares decreased from 94.0% to 65.79%. Jitter Bug’s ownership of our ordinary shares further decreased to 43.84% as a result of its sales of our ordinary shares in our initial public offering.

B. Related party transactions

Overview

Ninetowns Technology, our predecessor, commenced business in 1995 as a vendor of computer hardware and accessories with a view to using the proceeds from the sale of such products to fund research and development of enterprise software. We also used the sale of computer hardware and accessories to develop relationships with PRC government agencies, such as the PRC Inspections Administration, that were actively pursuing the digitization of government processes. By late 2000, our research and development efforts resulted in the commercial launch of our first enterprise software, the iDeclare.CIQ basic package.

From 2000 to 2002, we underwent a transitional period in which we completed a number of transactions with certain parties related to our company. This resulted in a corporate reorganization in line with our current business strategy, which is to be an enterprise software provider enabling international trade enterprises and trade-related PRC government agencies to streamline the import/export process in China. These transactions included a number of sales and purchases of equity interests in Import & Export, which holds a 49.0% interest in iTowNet, the company that currently operates the data exchange platforms of the PRC Inspections Administration. Also during this time, each of our company and our affiliated company sold one shell company to our former employees. Our former employees used these shell companies to (i) form our franchisee and (ii) establish one of our major customers and competitors for software development services.

All of these transactions were accounted for as acquisitions or dispositions and resulted in minimal gain or loss to our company. By the end of 2002, we completed our transitional period and emerged as a company that was engaged primarily in the development and sale of enterprise software and related software development services.

You should note in particular that, as described more fully below, (i) some of our officers and directors and their related parties are members of the boards of directors of companies with which we have important business relationships; and (ii) from time to time we have provided loans to, and received loans from, certain parties related to our company.

You should be aware of the relationships and transactions described herein, and that there can be no assurance as to the effect of such relationships and transactions on our company and its business. Our amended and restated articles of association require that all future transactions between our company and our related parties be approved by our audit committee.

Transactions with Mr. Wang and Ms. Dong

Mr. Wang is a director of Import & Export, which is 100.0% beneficially owned by Mr. Wang and Ms. Dong. Import & Export in turn owns a 49.0% equity interest in iTowNet, which is 51.0% owned by the PRC Inspections Administration. iTowNet is the ultimate user of substantially all the software development services we provide and operates the data exchange platforms that interface between international trade enterprises using our enterprise software and the PRC Inspections Administration’s internal electronic processing system. iTowNet receives a fee of RMB5 for each submission made over its platforms.

Pursuant to a right of first refusal agreement dated as of November 2, 2004, among Import & Export, Mr. Wang, Ms. Dong and our company, Import & Export has agreed to sell its 49.0% interest in iTowNet to our company if, at any time while we are required to submit reports to the SEC, Import & Export is allowed to sell such interest to us under relevant PRC law and policy. Our right of first refusal is subject to the statutory right of first refusal of the PRC Inspections Administration to purchase such interest. If we exercise our right of first refusal, we have agreed to purchase the 49.0% interest in iTowNet at a purchase price of US$25.0 million, plus a compounded interest rate of 5.0% per year for each year that Import & Export held the 49.0% interest since August 23, 2001, but deducting any dividend or distribution that Import & Export had previously received or receives in the future from iTowNet. Our audit committee has approved the right of first refusal agreement and will need to approve the exercise of the purchase right granted under the Right of First Refusal Agreement. Based on current PRC laws and practice, and the stated policy of the PRC Inspections Administration, we do not believe the exercise of the purchase right is probable.

Ms. Dong’s sister, Li Dong, was a shareholder and director of Beijing Regard, a company which was our significant customer for software development services in 2003 and competes with us for the provision of software development services to iTowNet and the PRC Inspections Administration. On July 8, 2004, Li Dong disposed of her 3.75% interest in and resigned as a director of Beijing Regard.

Beijing Ninetowns Import & Export e-Commerce Co., Ltd.

Import & Export is currently 72.18% owned by Yadi Yangguang, which is wholly-owned by Ms. Dong and Mr. Wang, and 27.82% owned by Mr. Wang. We made advances to Import & Export on an interest-free basis in the amount of RMB1.2 million (US$145,000) in 2004. We extended such credit so that Import & Export could fund its working capital requirements. We have not made any loans to Import & Export since June 30, 2004 and all amounts borrowed have been fully repaid by Import & Export as of December 31, 2004.

Shenzhen Ninetowns Enke Software Technology Co., Ltd.
(formerly Shenzhen Jinwangge Software Co., Ltd.)

The current shareholders of Jinwangge are Jing Shao and Hongmei Tian. Hongmei Tian was our former employee. In late 2003, we decided to implement a franchise program to expand our sales distribution network and Jing Shao and Hongmei Tian expressed an interest in establishing such a franchisee relationship with us. In order to do so, they needed to establish a technology company in China, which is burdensome, requires substantial paperwork and often involves a long waiting period. Yadi Yangguang, together with the other shareholders of Jinwangge, agreed to sell 100.0% of the equity interest in Jinwangge to Jing Shao and Hongmei Tian in July 2003 for an aggregate consideration of RMB8.0 million. The transfer of such interests was completed in February 2004.

In September 2003, we entered into a franchise agreement with Jinwangge for the distribution of iDeclare.CIQ in the southern region of China. This agreement has a two-year term, contains minimum sales commitments and is renewable upon mutual agreement of the parties within 120 days of expiration. We sell our enterprise software to Jinwangge at a discount pursuant to a negotiated formula. On February 10, 2004, Jinwangge was re-named “Shenzhen Ninetowns Enke Software Technology Co., Ltd.” and is currently 81.25% owned by Jing Shao and 18.75% owned by Hongmei Tian. We entered into a franchise agreement with Ninetowns Enke on February 14, 2004 on terms substantially identical to the terms in the franchise agreement with Jinwangge. Pursuant to the franchise agreement, Ninetowns Enke agreed to a minimum sales commitment of RMB50.0 million for the two years ending February 14, 2006 and a sales discount of RMB1,000 per each iDeclare.CIQ package purchased from our company. On April 22, 2004, we agreed with Ninetowns Enke to amend the franchise agreement to revise certain pricing terms.

We recognized net revenues of approximately RMB28.8 million (US$3.5 million) from sales of our software products to Ninetowns Enke in 2004.

Beijing Regard Technology Co., Ltd.

Certain of the current shareholders of Beijing Regard are our former employees. Beijing Regard is currently 73.75% owned by Shen Sun, 18.75% owned by Hongmei Tian, who also owns 18.75% of Ninetowns Enke, 5.0% owned by Lin Wen and 2.5% owned by Limin Guo. Ms. Dong’s sister, Li Dong, owned a 3.75% interest in Beijing Regard but disposed of her interest on July 8, 2004.

We entered into three software development contracts with Beijing Regard, of which two were dated August 1, 2003 and the third was dated October 20, 2003, in connection with software development services for iTowNet. Under these contracts, Beijing Regard designed and implemented software required by iTowNet and then sub-contracted with us for the coding of the software under these contracts. Beijing Regard agreed to pay us RMB10.0 million, RMB7.5 million and RMB1.0 million, respectively, for our services. We did not recognize net revenues from our provision of software development services to Beijing Regard in 2004.

On March 31, 2005, we also entered into a software development contract with Beijing Regard, pursuant to which we contracted to develop an electronic exporting monitoring system (Phase I) for Beijing Regard for RMB9.0 million.

Beijing iTowNet Cyber Technology Ltd.

iTowNet was established on August 23, 2001 and is currently the operator of the PRC Inspections Administration’s data exchange platforms. iTowNet, a limited liability company organized under the laws of the PRC, is currently 51.0% owned by the PRC Inspections Administration and 49.0% owned by Import & Export. Import & Export is currently 72.18% owned by Yadi Yangguang and 27.82% owned by Mr. Wang. Mr. Wang is a non-executive director and the vice-chairman of the board of directors of iTowNet. Mr. Ren is also a non-executive director and Mr. Wu is the sole supervisor of iTowNet. As the supervisor of iTowNet, Mr. Wu is responsible for overseeing the financial operations of iTowNet, the actions of its board of directors and senior management and their compliance with relevant laws and iTowNet’s charter documents.

We provide, directly and indirectly, software development services to iTowNet to maintain, improve and upgrade the data exchange platforms that we assisted them in building. We charge iTowNet, or their service providers such as Beijing Regard, fees for such services at negotiated rates, which are based on our estimated costs plus certain mark-ups. In 2002, we provided direct software development services to iTowNet and in 2004, we recognized revenues of approximately RMB9.6 million (US$1.2 million) from the provision of software development services to iTowNet.

Under our software development contracts with iTowNet and Beijing Regard, we typically agree to provide, among other services, design, installation, implementation and maintenance of software systems for iTowNet. We also typically provide one-year of free customer maintenance services commencing from the completion date of the project. Users of iDeclare.CIQ submit electronic declarations to the PRC Inspections Administration over the data exchange platforms of iTowNet. iTowNet receives a fee of RMB5 for each submission made over its platforms, including submissions made using our enterprise software.

Transaction with Mr. Ko Jin Heng

Mr. Ko Jin Heng, one of the directors of Jitter Bug, is also a director and the vice chairman of Beijing Heng Fu Plaza Development Co. Ltd, or Beijing Heng Fu. Beijing Heng Fu received a refundable deposit of RMB28.0 million (US$3.4 million) from Ninetowns Ports after entering into a Provisional Sale and Purchase Agreement on June 15, 2004 with Ninetowns Ports and received the remainder of RMB19.3 million (US$2.3 million) on September 14, 2004. After making such payments, Ninetowns Ports acquired the naming rights of a building in Beijing which is being constructed by Beijing Heng Fu. Pursuant to certain sale and purchase agreements dated July 30, 2004, Ninetowns Ports acquired from Beijing Heng Fu, subject to the receipt of the necessary title certificates, three floors of such building. The purchase price for the three floors was approximately 25.0% below its fair market value, as determined by an independent third party. In March 2005, Ninetowns Ports also entered into a sale and purchase agreement with Beijing Heng Fu pursuant to which Ninetowns Ports acquired from Beijing Heng Fu, subject to the receipt of the necessary title certificates, an additional floor in such building for the purchase price of approximately RMB18.6 million (US$2.2 million). Construction of the building is expected to be completed in August 2005.

Related party trade receivables

In connection with the transactions described above, we had trade receivables from related parties amounting to RMB30.9 million (US$3.7 million) or 44.8% of our trade receivables as of December 31, 2004. These receivables consisted primarily of proceeds from sales of enterprise software and fees from software development services.

Board memberships

The following executive officers and directors of our company are also directors of Jitter Bug, which is our principal shareholder: (i) Mr. Wang; (ii) Mr. Ren; (iii) Mr. Gerry Ka Cheung Wai, our Chief Legal Advisor, Company Secretary and one of our directors; (iv) Mr. Kin Fai Ng, our Senior Vice President and one of our directors; and (v) Ms. Dong. Ms. Dong and Messrs. Wang, Ren, Wai and Ng hold five of the six directorships of Jitter Bug.

Mr. Wang and Mr. Ren are two of the five directors of iTowNet. iTowNet is 51.0% owned by the PRC Inspections Administration and 49.0% owned by Import & Export. Import & Export is in turn 100.0% beneficially owned by Mr. Wang and Ms. Dong. Mr. Wu is the sole supervisor of iTowNet.

Reorganization transactions

In August 2004, we completed a reorganization transaction to acquire the remaining 10.0% interest in our subsidiaries Beijing New Take and Ninetowns Times, which were previously owned by Value Chain. Prior to the reorganization transaction, Value Chain indirectly owned a 10.0% minority interest in Beijing New Take and Ninetowns Times through its wholly-owned subsidiaries Better Chance International Ltd., or Better Chance, and Asia Pacific Logistics Ltd., or APL, respectively. Pursuant to a share sale and purchase agreement dated June 30, 2004, entered into among Value Chain, Better Chance, APL and us, we acquired from Value Chain all of its interests in Better Chance and APL by issuing 2,002,312 ordinary shares to Value Chain and paying US$4,140,250 in cash consideration to Value Chain as well as US$1,736,290 in cash to settle shareholder loans between Value Chain and each of Better Chance and APL. We directed Value Chain to transfer its interests in Better Chance and APL to New Take Limited and Shielder Limited, respectively.

On June 30, 2004, Beijing New Take signed definitive agreements with Import & Export to acquire Import & Export’s 10.0% equity interest in Shanghai New Take for a consideration of RMB50,000.

Stock option grants

Please refer to Item 6, “Directors, Senior Management and Employees — Compensation of directors and executive officers.”

C. Interests of experts and counsel

Not applicable.

Item 8. Financial Information.

A. Consolidated statements and other financial information

Please see our consolidated financial statements which are filed as part of this annual report.

Legal proceedings

We are not currently involved in any material litigation and we are not aware of any pending or threatened litigation or similar proceedings which could reasonably be expected, if such litigation or proceeding is decided adversely to us, to have a material adverse effect on our financial condition or results of operations.

Dividend policy

Since our inception, we have not declared or paid a dividend on our ordinary shares. We do not anticipate paying any cash dividend in the foreseeable future. We currently intend to retain future earnings, if any, to finance our operations and the expansion of our business. Payments of dividends by our subsidiaries in China to us are subject to restrictions including the restriction that foreign-invested enterprises may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign exchange business after providing valid commercial documents. We do not expect any of these restrictions to have a material and adverse effect on our ability to receive payments of dividends from our subsidiaries in China. There are no such similar foreign exchange restrictions in the Hong Kong S.A.R., the Cayman Islands or the British Virgin Islands.

We rely on dividends and fees paid to us by our subsidiaries in China to fund our operations. In accordance with current PRC laws and regulations, our PRC subsidiaries that were formed as domestic limited liability companies are required to set aside 10.0% of their after-tax profits for a PRC law-mandated reserve fund and 5-10% of their after-tax profits for a PRC law-mandated welfare fund each year. The actual amount set aside for the welfare fund is determined in accordance with PRC accounting standards and regulations. Each of these subsidiaries can stop contributing to its statutory reserve fund when the aggregate reserved amount in the fund is equal to 50.0% or more of the respective subsidiary’s registered capital, which is the amount of capital set forth in its organizational documents. In contrast, our PRC subsidiaries that were formed as foreign-invested enterprises are required to set aside a portion of their after-tax profits each year, as determined in accordance with PRC accounting standards and regulations, to their reserve funds, bonus and welfare funds for workers and staff members. Under PRC law, we are also required to set aside at least 10.0% of our after-tax net income each year into our reserve fund until the accumulated legal reserve amounts to 50.0% of registered capital. Each of our subsidiaries are further required to maintain a bonus and welfare fund at percentages determined at their sole discretion. The reserve funds and the bonus and welfare funds described above are not distributable as dividends.

Our board of directors has complete discretion as to whether we will distribute dividends in the future. Even if our board of directors determines to distribute dividends, the form, frequency and amount of our dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as the board of directors may deem relevant. Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary to the holders of our ADSs. Cash dividends on our ordinary shares, including those represented by the ADSs, if any, will be paid in U.S. dollars.

B. Significant changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. The Offering and Listing.

A. Offering and listing details

On December 3, 2004, we listed our ADSs, each representing one of our ordinary shares, on the Nasdaq National Market under the symbol “NINE.”

From December 3, 2004 to December 31, 2004, the trading price of our ADSs on Nasdaq ranged from $9.36 to $11.40 per ADS.

The following table provides the high and low trading prices for our ADSs on the Nasdaq National Market for (1) the first quarter in 2005 and (2) each of the months since our initial public offering.

	Sales Price
	High	Low
Quarterly highs and lows
First Quarter 2005	$10.90	$8.08
Monthly highs and lows
December 2004 (from December 3, 2004)	$11.40	$9.36
January 2005	$10.90	$8.10
February 2005	$9.30	$8.08
March 2005	$9.15	$8.19
April 2005	$9.41	$8.58
May 2005	$8.82	$6.90
June 2005 (for the period to and including June 21, 2005)	$7.43	$6.91

B. Plan of distribution

Not applicable.

C. Markets

Our ADSs, each representing one of our ordinary shares, have been listed on the Nasdaq National Market since December 3, 2004 under the symbol “NINE.”

D. Selling shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the issue

Not applicable.

Item 10. Additional Information.

A. Share capital

Not applicable.

B. Memorandum and articles of association

We incorporate by reference into this annual report the description of our amended and restated memorandum of association contained in our registration statement on Form F-1 (Registration No. 333-120184) under “Description of share capital.” Our shareholders adopted our amended and restated memorandum and articles of association on November 9, 2004.

C. Material contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” or elsewhere in this annual report.

D. Exchange controls

The principal regulations governing foreign exchange in China are the Foreign Exchange Control Rules (1996), as amended. On June 20, 1996, the People’s Bank of China promulgated the FX Administration Rules, which became effective on July 1, 1996.

Under the FX Administration Rules, Renminbi is generally freely convertible for trade and service-related foreign exchange transactions, but not for foreign direct investment, foreign loans or issuance of securities outside China unless the prior approval of the SAFE is obtained.

Pursuant to the FX Administration Rules, foreign investment enterprises in China generally may purchase foreign exchange without the approval or review of SAFE for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange, subject to a cap approved by SAFE, under current account items. However, the relevant PRC government authorities may limit or eliminate the ability of foreign investment enterprises to purchase and retain foreign currencies in the future. Foreign investment enterprises are permitted to distribute their profits or dividends in foreign currencies out of their foreign exchange accounts or exchange Renminbi for foreign currencies through banks authorized to conduct foreign exchange business.

E. Taxation

Cayman Islands taxation

The following is a discussion of the material Cayman Islands tax consequences relating to an investment in our ADSs. The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. You will not be subject to Cayman Islands taxation on payments of dividends or upon the repurchase by us of your ordinary shares. In addition, you will not be subject to withholding tax on payments of dividends or distributions, including upon a return of capital, nor will gains derived from the disposal of ordinary shares be subject to Cayman Islands income or corporation tax.

No Cayman Islands stamp duty will be payable by you in respect of the issue or transfer of ordinary shares. However, an instrument transferring title to an ordinary share, if brought to or executed in the Cayman Islands, would be subject to Cayman Islands stamp duty. The Cayman Islands are not party to any double taxation treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

We have, pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, obtained an undertaking from the Governor-in-Council that:

•	no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation applies to us or our operations; and

•	the aforesaid tax or any tax in the nature of estate duty or inheritance tax are not payable on our ordinary shares, debentures or other obligations.

The undertaking that we have obtained is for a period of 20 years from February 26, 2002.

United States federal income taxation

The following is a summary of the material United States federal income tax consequences of the purchase, ownership, and disposition of our ordinary shares or our ADSs. This description does not provide a complete analysis of all potential tax consequences. The information provided below is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations, proposed Treasury Regulations, Internal Revenue Service, or the IRS, published rulings and court decisions, all as of the date hereof. These authorities may change, possibly on a retroactive basis, or the IRS might interpret the existing authorities differently. In either case, the tax consequences of purchasing, owning or disposing of our ordinary shares or our ADSs could differ from those described below.

This description is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of the investor’s particular circumstances, or to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:

•	banks or financial institutions,

•	life insurance companies,

•	tax-exempt organizations,

•	dealers in securities or foreign currencies,

•	traders in securities that elect to apply a mark-to-market method of accounting,

•	persons holding our ordinary shares or our ADSs as part of a position in a “straddle” or as part of a “hedging,” “conversion” or “integrated” transaction for U.S. federal income tax purposes,

•	persons subject to the alternative minimum tax provisions of the Code,

•	persons that have a “functional currency” other than the U.S. dollar, and

•	persons owning or treated as owning 10.0% or more of any class of our stock.

This description generally applies to purchasers of our ordinary shares or our ADSs as capital assets. This description does not consider the effect of any foreign, state, local or other tax laws that may be applicable to particular investors.

Investors considering the purchase of ADSs should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the consequences of U.S. federal estate or gift tax laws, foreign, state, or local laws, and tax treaties.

U.S. holders

As used herein, the term “U.S. Holder” means a beneficial owner of our ordinary shares or our ADSs that is:

•	a citizen or resident of the United States or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes, or if (a) a court within the United States can exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

If a partnership, including for this purpose any entity treated as a partnership for U.S. tax purposes, is a beneficial owner of our ordinary shares or our ADSs, the U.S. tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of our ordinary shares or our ADSs that is a partnership and partners in such partnership should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of our ordinary shares or our ADSs.

For U.S. federal income tax purposes, U.S. Holders of our ADSs will be treated as owners of the underlying shares represented by such ADSs.

If you are not a U.S. Holder, this subsection does not apply to you and you should refer to “Non-U.S. Holders” below.

Taxation of dividends and other distributions on our ordinary shares or our ADSs

Subject to the passive foreign investment company rules discussed below, all distributions to a U.S. Holder with respect to our ordinary shares or our ADSs, other than certain pro rata distributions of our ordinary shares, will be includible in a U.S. Holder’s gross income as ordinary dividend income when actually or constructively received, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits. For this purpose, earnings and profits will be computed under U.S. federal income tax principles. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in the ordinary shares or ADSs, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain.

Dividends paid in Renminbi will be included in your income as a U.S. dollar amount based on the exchange rate in effect on the date that the U.S. Holder receives the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the U.S. Holder does not receive U.S. dollars on the date the dividend is distributed, the U.S. Holder will be required to include either gain or loss in income when the U.S. Holder later exchanges the Renminbi for U.S. dollars. The gain or loss will be equal to the difference between the U.S. dollar value of the amount that the U.S. Holder includes in income when the dividend is received and the amount that the U.S. Holder receives on the exchange of the Renminbi for U.S. dollars. The gain or loss generally will be ordinary income or loss from United States sources. If we distribute as a dividend non-cash property, the U.S. Holder will generally include in income an amount equal to the U.S. dollar equivalent of the fair market value of the property on the date that it is distributed.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our ordinary shares or our ADSs will generally be “passive income”. The dividends will not be eligible for the dividends-received deduction allowed to corporations. Certain dividends received by non-corporate holders before January 1, 2009 may be subject to reduced rates of taxation if our ordinary shares or our ADSs are readily tradable on an established securities market in the U.S. such as The Nasdaq Stock Market and certain holding period and other requirements are met. Dividends paid by us will not qualify for reduced rates if we are a passive foreign investment company in the year in which the dividends are paid or in the preceding taxable year. You should consult your tax advisors regarding the application of these rules to your particular circumstances.

The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for United States holders of ADSs. Such actions could also be inconsistent with the claiming of the reduced rate of tax, described above, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of foreign taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described above, could be affected by actions taken by parties to whom the ADSs are released.

Taxation of disposition of ordinary shares or ADSs

Subject to the passive foreign investment company rules discussed below, a U.S. Holder will recognize taxable gain or loss on any sale or exchange of our ordinary shares or our ADSs equal to the difference between the amount realized for our ordinary shares or our ADSs and the U.S. Holder’s tax basis in our ordinary shares or our ADSs. The gain or loss will be capital gain or loss and will be long term if the U.S. Holder has held our ordinary shares or our ADSs for more than one year. The maximum tax rate on long term capital gain is 15.0% for taxpayers other than corporations, which maximum tax rate will increase under current law to 20.0% for dispositions occurring during taxable years beginning on or after January 1, 2009. The deductibility of capital losses is subject to limitations. Any gain or loss that you recognize will generally be treated as United States source income or loss.

Passive foreign investment company

Special U.S. federal income tax rules apply to U.S. holders of shares of a foreign corporation that is classified as a passive foreign investment company or “PFIC” for U.S. federal income tax purposes. The determination of our PFIC status principally depends upon the composition of our assets, including goodwill, and the amount and nature of our income from time to time. The amount of goodwill will depend in part on the market value of our ADSs or ordinary shares, which may be especially volatile in a technology related enterprise. We have limited control over these variables and accordingly there can be no assurance that we will not be considered a PFIC for any taxable year. To the extent we do have control over these variables, we may take steps to reduce the material and adverse effect PFIC classification may have on our business, financial condition and results of operations.

We do not believe that we were a PFIC for 2004. Although in the past we have operated our business and in the future we intend to operate our business so as to minimize the risk of being classifies as a PFIC, there can be no assurance that we will not be a PFIC for 2005 and/or any later years, as PFIC status is re-tested each year and depends on the facts in the relevant year. In particular, fluctuation in the market price of our ADSs or ordinary shares may result in us becoming a PFIC in future years.

Our determination of whether we are a PFIC is not binding on the Internal Revenue Service. If we are a PFIC in any year in which a U.S. Holder holds our ordinary shares or our ADSs, the U.S. Holder generally will be subject to increased U.S. tax liabilities and reporting requirements on receipt of certain dividends or on a disposition of our ordinary shares or our ADSs in that year and all subsequent years, although a shareholder election to terminate such deemed PFIC status may be made in certain circumstances. U.S. Holders should consult their own tax advisors regarding our status as a PFIC, the consequences of an investment in a PFIC, and the consequences of making a shareholder election to terminate deemed PFIC status if we no longer meet the income or asset test for PFIC status in a subsequent taxable year.

A company is considered a PFIC for any taxable year if either:

•	at least 75.0% of its gross income is passive income, or

•	at least 50.0% of the value of its assets, based on an average of the quarterly values of the assets during a taxable year, is attributable to assets that produce or are held for the production of passive income.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25.0%, by value, of the stock of such corporation.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares or our ADSs, the U.S. Holder will be subject to special tax rules with respect to:

•	any “excess distribution” that the U.S. Holder receives on our ordinary shares or our ADSs and

•	any gain the U.S. Holder realizes from a sale or other disposition, including a pledge, of our ordinary shares or our ADSs,

unless the U.S. Holder makes a “mark-to-market” election as discussed below.

Distributions the U.S. Holder receives in a taxable year that are greater than 125.0% of the average annual distributions the U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for our ordinary shares or our ADSs will be treated as an excess distribution. Under these special tax rules:

•	any excess distribution or gain will be allocated ratably over your holding period for our ordinary shares or our ADSs,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income in the year of the distribution or gain, and

•	the amount allocated to each other year will be subject to tax as ordinary income at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of our ordinary shares or our ADSs cannot be treated as capital, even if the U.S. Holder holds our ordinary shares or our ADSs as capital assets.

A U.S. shareholder of a PFIC may avoid taxation under the excess distribution rules discussed above by making a “qualified electing fund” election to include the U.S. Holder’s share of our income on a current basis. However, a U.S. Holder may make a qualified electing fund election only if the PFIC agrees to furnish the shareholder annually with certain tax information, and we do not presently intend to prepare or provide such information.

Alternatively, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election for stock of a PFIC to elect out of the excess distribution rules discussed above. If a U.S. Holder makes a mark-to-market election for our ordinary shares or our ADSs, the U.S. Holder will include in income each year an amount equal to the excess, if any, of the fair market value of our ordinary shares or our ADSs as of the close of the taxable year over the U.S. Holder’s adjusted basis in such ordinary shares or ADSs. A U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of our ordinary shares or our ADSs over their fair market value as of the close of the taxable year only to the extent of any net mark-to-

market gains on our ordinary shares or our ADSs included in the U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of our ordinary shares or our ADSs, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on our ordinary shares or our ADSs, as well as to any loss realized on the actual sale or disposition of our ordinary shares or our ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares ADSs. A U.S. Holder’s basis in the ordinary shares or ADSs will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us.

The mark-to-market election is available only for stock which is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission or on The Nasdaq Stock Market, or an exchange or market that the U.S. Secretary of the Treasury determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Under the U.S. Treasury regulations, our ADSs or ordinary shares would generally be considered regularly traded if the shares are traded at least 15 days during each calendar quarter of the relevant calendar year in more than de minimis quantities. You should consult your own tax advisors as to whether a mark to market election is available or advisable for your particular circumstances.

A U.S. Holder who holds our ordinary shares or our ADSs in any year in which we are a PFIC would be required to file IRS Form 8621 regarding distributions received on our ordinary shares or our ADSs and any gain realized on the disposition of our ordinary shares or ADSs.

Non-U.S. holders

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on dividends paid by us with respect to our ordinary shares or our ADSs unless the income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States.

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our ordinary shares or our ADSs unless such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States or the Non-U.S. Holder is a natural person who is present in the United States for 183 days or more and certain other conditions exist.

Dividends and gains that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States generally will be subject to tax in the same manner as they would be if the Non-U.S. Holder were a U.S. Holder, except that the passive foreign investment company rules will not apply. Effectively connected dividends and gains received by a corporate Non-U.S. Holder may also be subject to an additional branch profits tax at a 30.0% rate or a lower tax treaty rate.

Information reporting and backup withholding

In general, information reporting requirements will apply to dividends in respect of our ordinary shares or our ADSs or the proceeds received on the sale, exchange or redemption of our ordinary shares or our ADSs paid within the United States (and in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations, and backup withholding tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability provided that the appropriate returns are filed.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payor, under penalties of perjury, on IRS Form W-8BEN.

Enforceability of civil liabilities

We are incorporated in the Cayman Islands because of the following advantages found there relating to:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

(1)	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

(2)	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

A substantial portion of our current operations is conducted in China, and substantially all of our assets are located in China. We also conduct part of our operations in Hong Kong. We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman, our counsel as to Cayman Islands law and Commerce & Finance Law Offices, our counsel as to PRC law have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands or China would:

(1)	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

(2)	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has further advised us that the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment, (ii) such courts did not contravene the rules of natural justice of the Cayman Islands, (iii) such judgment was not obtained by fraud, (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Commerce & Finance Law Offices has advised us further that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions.

F. Dividends and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H. Documents on display

We have previously filed with the Commission our registration statement on Form F-1, as amended and prospectus under the Securities Act of 1933, with respect to our ordinary shares.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the Securities and Exchange Commission. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which close occurs on December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional office of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our financial statements have been prepared in accordance with U.S. GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I. Subsidiary information

For a listing of our subsidiaries, see Item 4 of this annual report, “Information on the Company — Organizational structure.”

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Please refer to Item 5 of this annual report, “Operating and Financial Review and Prospects — Quantitative and qualitative disclosures about market risks.”

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Use of proceeds

The following “Use of Proceeds” information relates to our registration statement on Form F-1 (Registration No. 333-120184), or the Registration Statement, for our initial public offering and sale of 6,400,000 and 3,200,000 American Depositary Shares by our company and the selling shareholders, for an aggregate offering price of US$70.4 million and US$35.2 million, respectively. The Registration Statement was declared effective by the Commission on December 1, 2004.

We received net proceeds of approximately US$64.6 million from our initial public offering (after deducting underwriting discounts and other expenses related to the offering of US$5.7 million). None of the transaction expenses included payments to directors or officers of our company, persons owning 10% or more of our equity securities or our affiliates.

Since December 8, 2004, we have not used the net proceeds from our initial public offering. None of the net proceeds from our initial public offering included payments to directors or officers of our company, persons owning 10% or more of our equity securities or our affiliates.

J.P. Morgan Securities Inc., Citigroup Global Markets Inc., Lehman Brothers Inc. and Jefferies Broadview, a division of Jefferies & Company, Inc. were the underwriters for our initial public offering.

Item 15. Controls and Procedures.

Evaluation of disclosure controls and procedures

Shuang Wang, our Chief Executive Officer, and Tommy Siu Lun Fork, our Chief Financial Officer, have performed an evaluation of our disclosure controls and procedures, as that term is defined in Rules 13a-14(c) and 15d-14(c) of the Exchange Act, within 90 days prior to the date of this annual report and each has concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time period specified by the Securities and Exchange Commission’s rules and regulations.

Changes in internal controls

No significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses, were made as a result of the evaluation.

Item 16A. Audit Committee Financial Expert.

See Item 6 of this annual report, “Directors, Senior Management and Employees — Board practices.”

Item 16B. Code of Ethics.

Our board of directors has adopted a code of ethics for our chief executive officer and senior financial officers and a code of business conduct and ethics, which is applicable to all of our directors, officers and employees. Our code of ethics and code of business conduct and ethics are publicly available on our website at http://www.ninetowns.com/english.index.asp, and such codes are filed as exhibits to this annual report.

Item 16C. Principal Accountant Fees and Services.

The following table sets forth the aggregate fees in connection with certain professional services rendered by Deloitte Touche Tohmatsu, an independent registered public accounting firm, for the periods indicated. We did not pay any tax related or other fees to our principal accountants during the periods indicated.

	For the year ended December 31
	2003		2004		2004
Audit fees(1)	RMB	1,255,000	RMB	7,287,000	US$	880,500
Audit related fees (2)		470,000		—		—

Total	RMB	1,725,000	RMB	7,287,000	US$	880,500

(1) Audit fees are the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountants for their audit and review of our annual financial statements and interim financial statements in connection with the statutory requirement, our equity offerings to investors in 2003 and our initial public offering in 2004.

(2) Audit related fees represent the fees billed for the professional services rendered by our principal accountant for their due diligence work in connection with our equity offerings in 2003.

Audit Committee Pre-Approval Policy and Procedures

Our audit committee will pre-approve all audit and non-audit services provided by our independent public accountant. These services may include audit services, audit-related services, tax services and other services, as described above. On an annual basis, our audit committee will review and approve the audit services to be rendered by our independent public accountant prior to the engagement of the service. Audit services not covered by the annual engagement letter, audit-related services and tax services are estimated to result in an amount of more than US$10,000 require the express approval of our audit committee prior to engagement. Our audit committee may delegate pre-approval authority to one or more members of our audit committee. The decisions of any audit committee member to whom authority is delegated to pre-approve a service shall be presented to the full audit committee at its next scheduled meeting. Our Chief Financial Officer, Tommy Siu Lun Fork is required to report to our audit committee on a quarterly basis regarding the extent of services actually provided and the fees for the services performed.

Item 16D. Exemptions from the Listing Standards for Audit Committee.

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

Item 17. Financial Statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements.

The consolidated financial statements for our company are included at the end of this annual report.

Item 19. Exhibits.

Exhibit Number	Description
1.1*
Amended and Restated Memorandum and Articles of Association of Ninetowns Digital World Trade Holdings Limited (incorporated by reference to Exhibit 3.1 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 18, 2004)

2.1	Specimen American Depositary Receipt of Ninetowns Digital World Trade Holdings Limited
2.2*
Specimen Share Certificate of Ninetowns Digital World Trade Holdings Limited (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.1*
Shareholders’ Agreement dated October 22, 2003 among Jitter Bug Holdings Limited, AIG Asian Opportunity Fund, L.P., American International Assurance Company (Bermuda) Limited, the shareholders of Ninetowns Digital World Trade Holdings Limited (listed on Schedule 1 thereto) and Ninetowns Digital World Trade Holdings Limited (incorporated by reference to Exhibit 4.4 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.2*
Form of Termination Agreement among Ninetowns Digital World Trade Holdings Limited, Jitter Bug Holdings Limited, AIG Asian Opportunity Fund, L.P., American International Assurance Company (Bermuda) Limited and certain other shareholders of Ninetowns Digital World Trade Holdings Limited (incorporated by reference to Exhibit 4.5 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.3*
Form of Lock-up agreement by and among Ninetowns Digital World Trade Holdings Limited and certain of its directors, executive officers and shareholders (incorporated by reference to Exhibit 4.6 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.4*
Employee Share Option Scheme (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.5*
2004 Share Option Plan (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.6*
Service Agreement dated October 8, 2003 between Ninetowns Digital World Trade Holdings Limited and Shuang Wang (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.7*
Service Agreement dated October 8, 2003 between Ninetowns Digital World Trade Holdings Limited and Xiaoguang Ren (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.8*
Service Agreement dated October 8, 2003 between Ninetowns Digital World Trade Holdings Limited and Gerry Ka Cheung Wai (incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

Exhibit Number	Description
4.9*
Service Agreement dated September 30, 2003 between Ninetowns Digital World Trade Holdings Limited and Tommy Siu Lun Fork (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.10*
Service Agreement dated March 31, 2004 between Ninetowns Digital World Trade Holdings Limited and Eric Chen Yu Ho (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.11*
Service Agreement dated October 8, 2003 between Ninetowns Digital World Trade Holdings Limited and Kin Fai Ng (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.12*
Service Agreement dated October 8, 2003 between Ninetowns Digital World Trade Holdings Limited and Min Dong (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.13*
Service Agreement dated October 8, 2003 between Ninetowns Digital World Trade Holdings Limited and Bolin Wu (incorporated by reference to Exhibit 10.11 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.14*
Service Agreement dated November 12, 2004 between Ninetowns Digital World Trade Holdings Limited and John Yan Wang (incorporated by reference to Exhibit 10.36 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 30, 2004)

4.15*
Translation of Form of Software Sales Agreement (incorporated by reference to Exhibit 10.12 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.16*
Translation of Distribution Agreement dated September 3, 2003 between Ninetowns Digital World Trade Holdings Limited and Guangzhou Panyu Chengchang Trade Development Co., Ltd. (incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.17*
Translation of Supplemental Agreement dated April 22, 2004, amending Distribution Agreement dated September 3, 2003 (incorporated by reference to Exhibit 10.14 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.18*
Translation of Distribution Agreement dated August 22, 2003 between Ninetowns Digital World Trade Holdings Limited and Shanghai Tomorrow Technology Development Co., Ltd. (incorporated by reference to Exhibit 10.15 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.19*
Translation of Supplemental Agreement dated April 22, 2004, amending Distribution Agreement dated August 22, 2003 (incorporated by reference to Exhibit 10.16 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.20*
Translation of Franchise Agreement dated February 14, 2004 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd. (incorporated by reference to Exhibit 10.17 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.21*
Translation of Supplemental Agreement dated April 22, 2004, amending Franchise Agreement dated February 14, 2004 (incorporated by reference to Exhibit 10.18 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and

Exhibit Number	Description
Exchange Commission on November 3, 2004)
4.22*
Translation of Union Plaza Lease Agreement dated February 27, 2003 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Digital Technology Limited (incorporated by reference to Exhibit 10.19 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.23*
Translation of Renewal Agreement dated March 11, 2004 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd. (incorporated by reference to Exhibit 10.20 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.24*
Translation of Software Development Contract for iTowNet Customer Service System dated April 2, 2002 between Beijing iTowNet Cyber Technology Ltd. and Beijing New Take Electronic Commerce Limited (incorporated by reference to Exhibit 10.21 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.25*
Translation of Software Development Contract for Online Declaration System dated May 28, 2002 between Beijing iTowNet Cyber Technology Ltd. and Beijing New Take Electronic Commerce Limited (incorporated by reference to Exhibit 10.22 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.26*
Translation of Software Development Contract for iTowNet Platform Tendering and Optimization Project dated August 1, 2003 between Beijing Regard Technology Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd. (incorporated by reference to Exhibit 10.23 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.27*
Translation of Software Development Contract for Inspection and Quarantine “Great Customs Clearance” Project dated August 1, 2003 between Beijing Regard Technology Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd. (incorporated by reference to Exhibit 10.24 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.28*
Translation of iTowNet Electronic Service Platform Technical Service Contract dated December 25, 2003 between Beijing iTowNet Cyber Technology Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd. (incorporated by reference to Exhibit 10.25 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.29*
Translation of UMA Product Sales and Service Contract dated October 8, 2003 between Beijing iTowNet Cyber Technology Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd. (incorporated by reference to Exhibit 10.26 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.30*
Deed of Undertaking dated August 13, 2004 by Shuang Wang and Min Dong to AIG Asian Opportunity Fund, L.P. and American International Assurance Company (Bermuda) Limited (incorporated by reference to Exhibit 10.27 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.31*
Sale and Purchase Agreement dated October 3, 2003 among Ninetowns Digital World Trade Holdings Limited, Jitter Bug Holdings Limited, UOB Venture (Shenzhen) Limited, Titan I Venture Capital Co., Ltd., Titan II Venture Capital Co., Ltd. and CFM Investments Limited — CFM Greater China Fund (incorporated by reference to Exhibit 10.28 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.32*	Sale and Purchase Agreement dated October 8, 2003 among Ninetowns Digital World Trade Holdings Limited, Jitter Bug Holdings Limited, China Equity Associates L.P. and MMFI CAPI

Exhibit Number	Description

Venture Investments Limited (incorporated by reference to Exhibit 10.29 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.33*
Subscription Agreement dated October 8, 2003 between Ninetowns Digital World Trade Holdings Limited and Ever Praise Holdings Limited (incorporated by reference to Exhibit 10.30 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.34*
Share Subscription Agreement dated October 9, 2003 among Ninetowns Digital World Trade Holdings Limited, Jitter Bug Holdings Limited, AIG Asian Opportunity Fund, L.P., American International Assurance Company (Bermuda) Limited, Mr. Shuang Wang and Ms. Min Dong (incorporated by reference to Exhibit 10.31 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.35*
Sale and Purchase Agreement dated October 16, 2003 among Ninetowns Digital World Trade Holdings Limited, Jitter Bug Holdings Limited and Huitung Investments (BVI) Limited (incorporated by reference to Exhibit 10.32 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.36*
Subscription Agreement dated December 11, 2003 among Ninetowns Digital World Trade Holdings Limited, Jitter Bug Holdings Limited, Titan I Venture Capital Co., Ltd, Titan II Venture Capital Co., Ltd. and CFM Investments Limited — CFM Greater China Fund (incorporated by reference to Exhibit 10.33 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.37*
Subscription Agreement dated December 11, 2003 among Ninetowns Digital World Trade Holdings Limited, Jitter Bug Holdings Limited and Ferndale Associates Limited (incorporated by reference to Exhibit 10.34 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.38*
Form of Right of First Refusal Agreement dated as of November 2, 2004 among Ninetowns Digital World Trade Holdings Limited, Ninetowns Import & Export e-Commerce Co., Ltd., Shuang Wang and Min Dong (incorporated by reference to Exhibit 10.35 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.39
Translation of Software Development Contract for an Integrated Origin Certificate Electronic Management System dated December 15, 2004 between Beijing iTowNet Cyber Technology Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.

†4.40
Translation of Software Development Contract for Internal Decision & Support System dated January 27, 2005 between the State Administration for Quality Supervision and Inspection and Quarantine of the PRC and Beijing Ninetowns Ports Software and Technology Co., Ltd.

†4.41
Translation of Software Development Contract for Export Electronic Monitoring Project (Phase I) dated March 31, 2005 between Beijing Regard Technology Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.

4.42
Summary of Sale and Purchase Agreement between Beijing Ninetowns Times Electronic Commerce Limited and Dauphin Science Business Park Construction & Development Co., Ltd. of Beijing Zhongguancun Fengtai Science Park

4.43	Summary of form of the Sale and Purchase Agreement between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Beijing Heng Fu Plaza Development Co., Ltd.
8.1*
Subsidiaries of Ninetowns Digital World Trade Holdings Limited (incorporated by reference to Exhibit 21.1 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

11.1	Code of Business Conduct and Ethics
11.2	Code of Ethics for Chief Executive Officer and Senior Financial Officers
12.1	Certification of Chief Executive Officer pursuant to SEC Rule 13a-14(a)
12.2	Certification of Chief Financial Officer pursuant to SEC Rule 13a-14(a)

Exhibit Number	Description
13.1	Certification of Chief Executive Officer pursuant to SEC Rule 13a-14(b)
13.2	Certification of Chief Financial Officer pursuant to SEC Rule 13a-14(b)
15.1	Consent of Deloitte Touche Tohmatsu
15.2	Consent of Global Insight
15.3	Consent of Conyers Dill & Pearman
15.4	Consent of Commerce & Finance Law Offices

*	Previously filed with the relevant Registration Statement on Form F-1.

†	Certain portions of this Exhibit have been omitted based upon a request for confidential treatment. The omitted portions have been separately submitted to the Securities and Exchange Commission.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf on this 29th day of June, 2005.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED
By:	/s/ Shuang Wang
	Name:	Shuang Wang
	Title:	Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Ninetowns Digital World Trade Holdings Limited:

We have audited the accompanying consolidated balance sheets of Ninetowns Digital World Trade Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2003 and 2004, and the related consolidated statements of operations, shareholders’ equity and cash flows for the three years ended December 31, 2004, all expressed in Renminbi. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2004 and the results of its operations and its cash flows for the three years ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of the reader.

/s/ Deloitte Touche Tohmatsu

Hong Kong
May 20, 2005

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31,
	2003	2004	2004
ASSETS	RMB	RMB	US$
Current assets:
Cash and cash equivalents	167,531	696,993	84,212
Inventories	458	8,123	981
Trade receivables from:
— external customers, less allowance for doubtful accounts of RMB3,840 in 2003 and RMB4,540 in 2004	31,096	38,190	4,615
— related parties, less allowance for doubtful accounts of RMBNil in 2003 and 2004	31,885	30,940	3,738
Prepaid expenses and other current assets	15,020	37,686	4,553
Term deposits	65,664	150,913	18,234
Amount due from a related party	6,989	—	—

Total current assets	318,643	962,845	116,333

Goodwill	1,614	193,570	23,388
Intangible assets	—	10,856	1,312
Property, plant and equipment	3,718	5,259	635
Deposits paid for acquisition of properties	—	49,652	5,999

TOTAL ASSETS	323,975	1,222,182	147,667

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	5,264	19,061	2,303
Short-term unearned revenue	70,608	97,230	11,748
Amounts due to shareholders	3,085	5,360	648
Income taxes payable	4,932	5,465	660
Other taxes payable	10,345	4,014	485

Total current liabilities	94,234	131,130	15,844

Minority interests	17,274	600	72

Commitments (Note 13)

Mezzanine equity:
Redeemable ordinary shares, HK$0.025 par value:
2,964,000 shares in 2003 and Nil in 2004 issued and outstanding (net of stock subscription receivables of RMB24,804 in 2003 and Nil in 2004) (Note 11)	46,937	—	—

Shareholders’ equity:
Ordinary shares of par value HK$0.025:
8,000,000,000 shares authorized; shares issued and outstanding, 22,780,000 shares in 2003 and 34,391,834 shares in 2004 (Note 11)	604	911	110
Additional paid-in capital	55,066	845,730	102,183
Retained earnings	109,860	243,811	29,458

Total shareholders’ equity	165,530	1,090,452	131,751

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	323,975	1,222,182	147,667

See notes to consolidated financial statements.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Year ended December 31,
	2002		2003		2004		2004
	RMB		RMB		RMB		US$
Net revenues:
Enterprise software external customers		93,375		111,882		146,635		17,717
related parties (Note 10)		—		1,909		42,085		5,085
Software development services external customers		790		545		3,130		378
related parties (Note 10)		13,610		18,500		9,593		1,159
Computer hardware sales		258		72		104		12

Total net revenues		108,033		132,908		201,547		24,351

Cost of revenues:
Enterprise software		(1,115)		(1,532)		(1,528)		(185)
Software development services		(3,534)		(4,939)		(2,970)		(358)
Computer hardware sales		(216)		(48)		(9)		(1)

Total cost of revenues		(4,865)		(6,519)		(4,507)		(544)

Gross profit		103,168		126,389		197,040		23,807

Selling expenses		(13,604)		(13,674)		(15,977)		(1,931)
General and administrative expenses		(10,671)		(20,395)		(35,872)		(4,334)
Research and development expenses		(4,108)		(2,691)		(4,819)		(582)
Employee stock-based compensation related to general and administrative expenses		—		(35,000)		—		—
Allowance for doubtful debts		(1,524)		(1,516)		(700)		(85)

Income from operations		73,261		53,113		139,672		16,875
Interest income		619		1,220		3,768		455
Other income		458		211		1,340		162

Income before income taxes		74,338		54,544		144,780		17,492
Income taxes		(2,061)		(4,116)		(1,823)		(220)

Income before minority interests		72,277		50,428		142,957		17,272
Minority interests		(7,299)		(9,239)		(9,006)		(1,088)
Equity in earnings of an affiliated company		79		—		—		—

Net income		65,057		41,189		133,951		16,184

Net income per share:
Basic	RMB	2.96	RMB	1.82	RMB	4.96	US$	0.60
Diluted	RMB	2.96	RMB	1.82	RMB	4.74	US$	0.57

Shares used in computation:
Basic		22,000,000		22,659,048		27,022,057		27,022,057
Diluted		22,000,000		22,659,048		28,279,061		28,279,061

See notes to consolidated financial statements.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands, except share and per share data)

	Ordinary			Additional
	Shares (Note 11)			Paid-In		Retained
	Number	Amount		Capital		Earnings		Total
		RMB		RMB		RMB		RMB
Balance at January 1, 2002	22,000,000		—		—		3,614		3,614
Net income	—		—		—		65,057		65,057

Balance at December 31, 2002	22,000,000		—		—		68,671		68,671
Employee stock-based compensation	—		—		35,000		—		35,000
Transfer on reorganization	—		583		(583)		—		—
Issuance of shares	780,000		21		20,649		—		20,670
Net income	—		—		—		41,189		41,189

Balance at December 31, 2003	22,780,000		604		55,066		109,860		165,530
Issuance of shares on acquisition of 10% minority interest of subsidiaries	2,002,312		53		181,259		—		181,312
Issuance of shares upon the initial public offering, net of offering expenses	6,400,000		169		531,244		—		531,413
Transfer from mezzanine equity upon lapse of put option and issuance of 16 additional shares	2,964,016		79		71,662		—		71,741
Exercise of share options	245,506		6		6,499		—		6,505
Net income	—		—		—		133,951		133,951

Balance at December 31, 2004	34,391,834		911		845,730		243,811		1,090,452

		US$	110	US$	102,183	US$	29,458	US$	131,751

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands except share and per share data)

	Year ended December 31,
	2002	2003	2004	2004
	RMB	RMB	RMB	US$
Operating activities:
Net income	65,057	41,189	133,951	16,184
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	1,126	874	1,315	159
Amortization of intangible assets	—	—	805	97
Loss on disposal of property, plant and equipment	32	—	—	—
Loss on disposal of an affiliated company	103	—	—	—
Allowance for doubtful debts	1,524	1,516	700	85
Minority interests in profit of subsidiaries	7,299	9,239	9,006	1,088
Equity in earnings of an affiliated company	(79)	—	—	—
Employee stock-based compensation	—	35,000	—	—
Changes in operating assets and liabilities:
Inventories	(67)	(313)	(7,665)	(926)
Trade receivables from external customers	(11,105)	(4,433)	(7,794)	(942)
Trade receivables from related parties	(9,000)	(22,885)	945	114
Prepaid expenses and other current assets	(2,424)	(7,953)	(22,666)	(2,739)
Term deposits	(416)	(40,832)	(85,249)	(10,300)
Accounts payable	2,021	(476)	13,849	1,673
Short-term unearned revenue	3,404	26,188	26,622	3,217
Income taxes payable	1,823	2,181	533	64
Other taxes payables	(730)	7,117	(6,331)	(765)

Net cash provided by operating activities	58,568	46,412	58,021	7,009

Investing activities:
Deposits paid for acquisition of properties	—	—	(49,652)	(5,999)
Acquisition of additional interest in subsidiaries	—	—	(48,637)	(5,876)
Purchase of property, plant and equipment	(1,346)	(2,208)	(2,856)	(345)
(Increase) decrease in amounts due from related parties	(228)	3,411	6,989	844
Decrease in amount due from an affiliated company	8,962	—	—	—
Proceeds from sales of an investment in an affiliated company	7,700	—	—	—
Decrease in amounts due from directors	941	—	—	—

Net cash provided by (used in) investing activities	16,029	1,203	(94,156)	(11,376)

Financing activities:
Net proceeds on issue of shares	—	67,607	531,413	64,207
Collection of subscription receivables	—	—	24,804	2,997
Exercise of share options	—	—	6,505	786
Increase in amounts due to shareholders	—	—	5,360	648
Contribution from minority shareholder of a subsidiary	514	—	600	72
(Decrease) increase in cash advance from a shareholder	(28,424)	2,643	(3,085)	(373)
Dividends paid to minority shareholders of a subsidiary	(2,900)	—	—	—
Decrease in amount due to a director	(921)	—	—	—
Increase in amounts due to related parties	1,200	—	—	—

Net cash (used in) provided by financing activities	(30,531)	70,250	565,597	68,337

Net increase in cash and cash equivalents	44,066	117,865	529,462	63,970
Cash and cash equivalents at the beginning of the year	5,600	49,666	167,531	20,242

Cash and cash equivalents at the end of the year	49,666	167,531	696,993	84,212

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS — continued
(In thousands except share and per share data)

	Year ended December 31,
	2002	2003	2004	2004
	RMB	RMB	RMB	US$
Non-cash investing activities:
Consideration for sale of an affiliated company settled through the payable to a director	925	—	—	—

Consideration for acquisition of subsidiaries settled through issuance of shares	—	—	181,312	21,906
Non-cash financing activities:
Issuance of shares to employees for services	—	35,000	—	—

Supplemental cash flow information:
Cash paid during the year for income taxes	76	1,935	1,290	156

See notes to consolidated financial statements.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Ninetowns Digital World Trade Holdings Limited (together with its subsidiaries “Ninetowns” or the “Company”) was incorporated as an exempted company with limited liability in the Cayman Islands on February 8, 2002 under the Companies Law of the Cayman Islands. Ninetowns is principally engaged in the sale of enterprise software and the provision of related after-sales services, the provision of software development services and the sale of computer hardware and accessories, in the People’s Republic of China (the “PRC”).

At the time of its incorporation, all of the outstanding share capital of Ninetowns was held by Jitter Bug Holdings Limited (“Jitter Bug”). Substantially all of its business is conducted in the PRC through four subsidiaries in which the Company indirectly holds a 90% interest and a fifth subsidiary in which its effective interest is 81%, collectively the “operating subsidiaries”. The Company holds its interests in the operating subsidiaries indirectly through Ixworth Enterprises Limited or “Ixworth”, which is wholly owned by Ninetowns and is incorporated in the British Virgin Islands.

Prior to September 27, 2003, Jitter Bug held its interests in the operating subsidiaries through Ixworth. On September 27, 2003, Ninetowns issued 21,999,996 additional shares to Jitter Bug. Jitter Bug simultaneously transferred 100% of the equity interests in Ixworth to the Company. This transaction has been accounted for as a legal reorganization of entities under common control. The accompanying consolidated financial statements have been prepared to reflect the consolidated financial position, results of operations and cash flows of Ninetowns and its subsidiaries for all the years presented in a manner similar to the pooling-of-interests method. All significant intra-Company transactions and balances have been eliminated on consolidation.

During 2004, the Company acquired the 10% minority interest in the operating subsidiaries, making all of them wholly-owned subsidiaries of the Company. See note 3 for details.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

As of December 31, 2004, details of the Company’s subsidiaries are as follows:

Name of entity	Place of incorporation	Principal activities

New Take Limited	Hong Kong	Investment holding

Shielder Limited	Hong Kong	Investment holding

Better Chance International Limited (“Better Chance”)	British Virgin Islands (“BVI”)	Investment holding

Asia Pacific Logistics Limited (“Asia Pacific”)	BVI	Investment holding

Beijing New Take Electronic Commerce Limited (“Beijing New Take”) (note i)	PRC	Sale of enterprise software and provision of related after-sales services, and sale of computer hardware and accessories

Beijing Ninetowns Times Electronic Commerce Limited (“Beijing Ninetowns Times”) (note i)	PRC	Sale of enterprise software and provision of related after-sales services, and sale of computer hardware and accessories

Beijing Ninetowns Digital Technology Limited (“Beijing Ninetowns Digital Technology”)	PRC	Sale of enterprise software and provision of related after-sales services, and sale of computer hardware and accessories and provision of software development services

Beijing Ninetowns Ports Software and Technology Co., Ltd. (“Beijing Ninetowns Ports”)	PRC	Sale of enterprise software and provision of related after-sales services, and sale of computer hardware and accessories and provision of software development services

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

Name of entity	Place of incorporation	Principal activities

Shanghai New Take Digital Technology Limited (“Shanghai New Take”) (note ii)	PRC	Sale of enterprise software and provision of related after-sales services, and sale of computer hardware and accessories and provision of software development services

Tsingdao Fujin Commerce and Finance Software Limited (“Tsingdao Fujin”)	PRC	Not yet commenced operations

Notes:

(i)	These subsidiaries were incorporated as Sino-foreign joint venture limited companies for a term of 25 years.

(ii)	Shanghai New Take was incorporated for a term of 8 years commencing September 13, 2001. The Company initially held a 90% equity interest in Shanghai New Take and on June 30, 2004, the Company acquired the remaining 10% minority interest for a consideration of RMB50.

As of December 31, 2004, all of the subsidiaries are wholly-owned by the Company except Tsingdao Fujin in which the Company holds a 70% equity interest.

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

Basis of presentation - The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

Principle of consolidation - The consolidated financial statements include the financial statements of the Company and its majority-owned subsidiaries. All significant intercompany transactions and balances are eliminated on consolidation. An affiliated company over which the Company has the ability to exert significant influence, but does not have a controlling interest (generally 20% to 50% owned), is accounted for using the equity method. The Company’s share of earnings of the affiliate is included in the accompanying consolidated statements of operations.

Use of Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses in the financial statements and accompanying notes. Actual results could differ from those estimates.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In thousands, except share and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

Cash and cash equivalents - Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

Term deposits - Term deposits consists of deposits placed with financial institutions with original maturity terms of greater than 3 months but less than 1 year.

Inventories - Inventories are stated at the lower of cost or market. Cost is determined by the weighted average method.

Property, plant and equipment - Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. Estimated useful lives of property, plant and equipment are as follows:

Leasehold improvements	shorter of lease term or 5 years
Furniture, fixtures and office equipment	5 years
Computer equipment	5 years
Motor vehicles	5 years

Acquired intangible assets - Acquired intangible assets, which consist primarily of software development contracts, customer lists and relationships and completed technology, are carried at cost, less accumulated amortization. Amortization is calculated on a straight-line basis over the expected useful life of the asset of 2 to 5 years.

Impairment of long-lived assets - Pursuant to Statement of Financial Accounting Standard (“SFAS”) No. 144 “Accounting for the Impairment or Disposal of Long-live Assets”, the Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets.

Goodwill - Beginning in fiscal 2002 with the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill is no longer amortized, but instead tested for impairment at least annually.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In thousands, except share and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

Income taxes - Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carryforwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Mezzanine equity - Ordinary shares issued with a put option, which permits the shareholders to sell back the shares to the Company, are classified as mezzanine equity. The initial amount recorded for these ordinary shares is not adjusted until the exercise of the put option is deemed probable.

Revenue recognition - Revenue from sales of enterprise software and related after sales and maintenance services is generally recognized upon delivery as short-term unearned revenue due to the presence of undelivered elements, including post-delivery repair and maintenance, training, telephone support and in certain instances the rights to receive unspecified enhancements of the software on a when-and-if-available basis. As the Company does not have vendor-specific objective evidence to establish the fair value of the undelivered elements, the Company recognizes revenue earned from such contracts, whether made through direct sales or received from its distributors and franchisee, on a straight-line basis over the contract period, which is typically 12 months. In addition, the Company would only recognize revenue if it has determined that collectibility is reasonably assured.

For certain customers, the Company installs the software at the customer’s place of business and charges the customer a fixed price per use of the software and accordingly the Company recognizes the related revenue when the customer uses the software.

The Company generally recognizes contract revenues generated from the provision of software development services and the related costs on a percentage-of-completion method, and begins recognizing such revenues at the time the contract is signed. Percentage-of-completion is measured principally by the percentage of man-hours incurred to date for each contract to the estimated total hours to be incurred for each contract at completion.

Sales of computer equipment and accessories are recorded when the goods are delivered, title has passed to the customers and the Company has no further obligations to provide services related to the operation of such equipment.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In thousands, except share and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

Pursuant to “Certain Policies to Encourage the Development of Software and Integrated Circuit Industries as New and High Technology Enterprises”, Beijing Ninetowns Times, Beijing Ninetowns Digital Technology and Beijing Ninetowns Ports are entitled to a refund of value-added tax paid at a rate of 14% of the sales value for self-developed software products, which does not include revenues from maintenance services and upgrade rights sold separately. Revenues from sales of software products include the refund of such value-added tax and the refund was RMB8,985, RMB10,867 and RMB17,382 for the years ended December 31, 2002, 2003 and 2004, respectively.

The Company presents sales net of value added tax and business tax incurred, which amount to RMB14,311, RMB20,348 and RMB32,517 for the years ended December 31, 2002, 2003 and 2004, respectively.

Cost of revenue - Cost of revenue includes production and shipping and handling costs for products and programs sold, and direct costs associated with the delivery of software development and maintenance services, including salaries, employee benefits and overhead costs associated with employees providing the related services.

Costs that can be directly associated with a specific anticipated contract to be accounted for under the percentage of completion method are deferred when the Company has evaluated that their recoverability from that contract is probable. Such costs are deferred and presented as work in process in the inventories until the contract is executed, at which point the deferred costs are included in the costs of that contract. Pre-contract costs relating to a specific contract that is subsequently rejected would be expensed immediately.

Research and Development - Research and development expenses include payroll, employee benefits and other headcount-related costs associated with product development. Technological feasibility for the Company’s software products is reached shortly before the products are released to production. Costs incurred after technological feasibility is established are not material, and accordingly, the Company expenses all research and development costs when incurred.

Advertising expenses - Advertising expenses are charged to the consolidated statements of operations in the period incurred. The Company incurred advertising expenses amounting to RMB248, RMB353 and RMB591 for the years ended December 31, 2002, 2003 and 2004, respectively.

Government subsidies - Government subsidies are recognized when received and when all the conditions for their receipt have been met.

Foreign currency translation - The functional currency of the Company is the Renminbi (“RMB”). Transactions in other currencies are recorded in RMB at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into RMB at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in the consolidated statements of operations.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In thousands, except share and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

Translation into United States Dollars - The financial statements of the Company are stated in RMB. The translation of RMB amounts at and for the year ended December 31, 2004 into United States dollar (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB8.2765 to US$1 at December 31, 2004. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.

Foreign currency risk - The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents and term deposits of the Company included aggregate amounts of RMB103,971 and RMB65,024 at December 31, 2003 and RMB134,882 and RMB150,271 at December 31, 2004, respectively, which were denominated in RMB.

The PRC subsidiaries conduct their business substantially in the PRC, and their financial performance and position are measured in terms of RMB. Any devaluation of the RMB against the United States dollar would consequently have an adverse effect on the financial performance and asset values of the Company when measured in terms of United States dollars. The PRC subsidiaries’ products and services are primarily sold and delivered in the PRC for RMB. Thus, their revenues and profits are predominantly denominated in RMB, and will have to be converted by the Company to pay dividends to the Company in Hong Kong or United States dollar. Should the RMB devalue against the Hong Kong or United States dollars, such devaluation could have a material adverse effect on the Company’s profits and the foreign currency equivalent of such profits repatriated by the PRC entities to the Company.

Concentration of credit risk - Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, and accounts receivable. The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

Fair value of financial instruments - The carrying amounts of cash and cash equivalents, term deposits, trade receivables and accounts payable approximate their fair values due to the short-term maturity of these instruments.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In thousands, except share and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

Stock-based compensation - The Company grants stock options to its employees and directors. The Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees”, and its related interpretations which require the Company to record a compensation charge for the excess of the fair value for the stock at the grant date over the amount an employee must pay to acquire the stock. The compensation expense is recognized over the applicable service period, which is usually the vesting period.

On February 22, 2002, prior to the legal reorganization of the entities under common control, Jitter Bug, the then ultimate holding company of the Company, transferred a 6% ownership interest in the Company to certain executive officers for a nominal sum. In accordance with APB No. 25 and its related interpretation, the Company has accounted for this transaction as a contribution to capital by Jitter Bug with the offsetting charge to stock compensation for an amount determined by the difference between the amount paid and the fair value of the shares transferred. On the date of grant, Ninetowns was a shell company and as such, there was no value attributable to the interest transferred. As discussed in Note 1, on September 27, 2003, Jitter Bug transferred all of its interests in the operating subsidiaries to Ninetowns. The equity restructuring of the entities under common control resulted in a new measurement date for the interest transferred to the executive officers and, as such, the Company recorded a compensation charge in the year ended December 31, 2003 of RMB35,000, which was based on the fair value of the equity interests transferred. The fair value was established based on the price of shares sold to independent third parties shortly after the restructuring. The compensation charge has been presented as a separate item in the consolidated statements of operations.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In thousands, except share and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

Had compensation cost for the options granted to employees in 2003 under the Company’s employee share option scheme (the “Plan”) (see Note 12) been determined based on the fair value at the grant date, as prescribed in SFAS No. 123, the Company’s pro forma net income would have been as follows:

	Year ended December 31,
	2003	2004
	RMB	RMB

Net income as reported	41,189	133,951
Add: Stock compensation as reported	—	—
Less: Stock compensation determined using the fair value method	(88)	(484)

Pro forma net income	41,101	133,467

Shares used in computation
Basic	22,659,048	27,022,057

Diluted	22,659,048	28,279,061

Net income per share:
Basic, as reported	1.82	4.96
Basic — pro forma	1.81	4.94
Diluted, as reported	1.82	4.74
Diluted — pro forma	1.81	4.72

The fair value of each option granted and share granted is estimated on the date of grant using the minimum value method, as permitted for non-public companies, with the following assumptions used for grants during the applicable period.

Option grants	2003

Average risk-free rate of return	5%
Weighted average expected option life	9.875 years
Volatility rate	N/A
Dividend yield	0%

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In thousands, except share and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

Comprehensive income - the Company has adopted SFAS No. 130, “Reporting Comprehensive Income”, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. During the years presented, the Company’s comprehensive income represents its net income.

Net income per share - Basic net income per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted net income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised into ordinary shares. Ordinary share equivalents are excluded from the computation of the diluted net income per share in periods when their effect would be anti-dilutive. No options were outstanding as of December 31, 2002. Options to purchase 2,574,400 shares were outstanding as of December 31, 2003, but were not included in the computation of diluted net income per share because the exercise price of the options was greater than the estimated fair value of the ordinary shares, and therefore the effect would be anti-dilutive.

Recently Issued Accounting Pronouncements - In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004) (“SFAS No. 123-R”). “Share-Based Payment”, which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation”. SFAS No. 123-R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Generally, the approach in SFAS No. 123-R is similar to the approach described in SFAS No. 123. However, SFAS No. 123-R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on the grant-date fair values. Pro forma disclosure previously permitted under SFAS No. 123 is no longer an alternative. The new standard, as recently amended, will be effective for the Company in the annual reporting period beginning after January 1, 2006. Under SFAS No. 123-R, the Company could elect the modified prospective or modified retroactive option for transition on the adoption of this new standard. Under the modified retroactive option, prior periods are adjusted on a basis consistent with the pro forma disclosures previously required for those periods by SFAS No. 123. Under the modified prospective option, compensation expense for all unvested stock options must be recognized on or after the required effective date based on the grant-date fair value of those stock options. The Company has not yet quantified the effect of the future adoption of SFAS No. 123-R on a going forward basis. Prior to the adoption of SFAS No. 123-R, the Company will continue to utilize the accounting method prescribed by APB Opinion No. 25 and has adopted the disclosure requirements of SFAS No. 148 as allowed by SFAS No. 123.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In thousands, except share and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”. EITF No. 03-01 provides guidance on recording other-than-temporary impairments of cost method investments and requires additional disclosures for those investments. The recognition and measurement guidance in EITF No. 03-01 should be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. The disclosure requirements are effective for fiscal years ending after June 15, 2004 and are required only for annual periods. The adoption of this standard did not have a material impact on Company’s financial positions or results of operations.

In November 2004, FASB issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4. “This statement amends the guidance in Accounting Research Board (“ARB”) No. 43, Chapter 4, “Inventory Pricing” to clarify the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and wasted material (spoilage). This Statement requires that those items be recognized as current period charges. In addition, this Statement requires that allocation of fixed production overheads to the cost of conversion be based on the normal capacity of the production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect the adoption of this Statement will have a material effect on the Company’s financial position, cash flows or results of operations.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In thousands, except share and per share data)

3.	ACQUISITION

In June of 2004, the Company entered into an agreement with Value Chain International Limited (“Value Chain”), a company beneficially owned by Mr. Wang Shuang and Ms. Dong Min, to acquire the 10% minority interest in the operating subsidiaries held by Value Chain, Better Chance and Asia Pacific. The aggregate purchase price of US$27,806 was determined based on negotiations between the Company’s Board of Directors and the holders of the minority interests. The purchase consideration consists of (i) US$4,140 in cash, (ii) the assumption of loans payable to Value Chain of US$1,736, and (iii) the issuance of 2,002,312 shares of the Company’s common stock valued at US$10.95 per share. In determining the fair value of the shares exchanged, the Company used a market-based approach. In September of 2004, the consideration was fully settled by cash payments of RMB48,637 for items (i) and (ii) and issuance of 2,002,312 shares to Value Chain.

The Company’s purchase price allocation is as follows:

RMB

Net tangible assets acquired	26,280
Intangible assets	11,661
Goodwill	191,956

Total consideration	229,897

Intangible assets related to this acquisition of the 10% minority interest in the operating subsidiaries consisted of RMB279 allocated to software development contracts, RMB6,131 to customer lists and relationships and RMB5,251 to completed technology. Acquired intangibles are amortized over a period of 2 years for software development contracts, 5 years for customer lists and relationships and 5 years for completed technology.

4.	INVENTORIES

	At December 31,
	2003	2004
	RMB	RMB

Inventories consist of the following:
Computer accessories	296	1,332
Software products	135	21
Consumables	27	27
Work in progress	—	6,743

	458	8,123

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In thousands, except share and per share data)

5.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	At December 31,
	2003	2004
	RMB	RMB

Leasehold improvements	2,454	2,690
Furniture, fixtures and office equipment	917	1,822
Computer equipment	2,306	4,020
Motor vehicles	1,101	1,102

Total	6,778	9,634
Less: Accumulated depreciation and amortization	(3,060)	(4,375)

Property, plant and equipment, net	3,718	5,259

6.	INTANGIBLE ASSETS

Acquired intangible assets consist of the following:

	At December 31,
	2003	2004
	RMB	RMB

Software development contracts	—	279
Customer lists and relationships	—	6,131
Completed technology	—	5,251

Total	—	11,661
Less: Accumulated amortization	—	(805)

	—	10,856

7.	OTHER INCOME

	Year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB

Government subsidies	—	—	1,000
Sale of scrapped materials	342	—	—
Others	116	211	340

	458	211	1,340

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In thousands, except share and per share data)

8.	INCOME TAXES

The Company is a tax exempted company incorporated in the Cayman Islands.

No provision for Hong Kong Profits Tax has been made as the subsidiaries incorporated in Hong Kong had no assessable profits earned or derived from Hong Kong during the three years ended December 31, 2002, 2003 and 2004.

The subsidiaries incorporated in the PRC other than Hong Kong are governed by the Income Tax Law of PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “Income Tax Laws”).

Beijing New Take and Beijing Ninetowns Times were awarded the certificate of “New and High Technology Enterprise” by Beijing Municipal Science and Technology Committee on March 30, 2001 and, as such, were exempted from the enterprise income tax for the two years ended December 31, 2002, followed by a 50% tax reduction for the three years ending December 31, 2005 at an income tax rate of 7.5%. Commencing from January 1, 2006, Beijing New Take and Beijing Ninetowns Times will be subject to an enterprise income tax rate of 15%.

Beijing Ninetowns Infrastructure Technology Development Centre, the predecessor of Beijing Ninetowns Digital Technology, was awarded the certificate of “New and High Technology Enterprise” on May 23, 1995 and was exempted from the enterprise income tax for the three years ended July 31, 1998 followed by a 50% tax reduction for the three years ended July 31, 2001 at an income tax rate of 7.5%. Such preferential tax treatment was inherited by Beijing Ninetowns Digital Technology, following its establishment on July 25, 2000. From August 1, 2001, Beijing Ninetowns Digital Technology was subject to an enterprise income tax rate of 15%.

Shanghai New Take was exempted from enterprise income tax for the two years ended December 31, 2004, followed by a 50% tax reduction for the three years ending December 31, 2007 at an income tax rate of 15%. Commencing from January 1, 2008, Shanghai New Take will be subject to an enterprise income tax rate of 33%.

Beijing Ninetowns Ports was awarded the certificate of “New and High Technology Enterprise” and is exempted from the enterprise income tax for the three years ending December 31, 2005.

No deferred taxes have been recorded as there were no taxable temporary differences during the tax exemption period of the PRC subsidiaries.

During the years ended December 31, 2002, 2003 and 2004, if the Company’s subsidiaries in the PRC were neither in the tax holiday period nor had they been specifically allowed special tax concessions, they would have recorded additional income tax expense of RMB10,377, RMB12,988 and RMB23,558, respectively, the Company’s net income would have been decreased by RMB9,337, RMB11,687 and RMB21,973, and basic and diluted net income per share would have been decreased to RMB2.53, RMB1.30 and RMB4.14, and RMB2.53, RMB1.30 and RMB3.96 for the years ended December 31, 2002, 2003 and 2004, respectively.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In thousands, except share and per share data)

8.	INCOME TAXES — continued

A reconciliation between the provision for income tax computed by applying the PRC enterprise income rate of 15% to income before income taxes and the actual provision for income taxes is as follows:

	Year ended December 31,
	2002	2003	2004

PRC enterprise income tax	15.0%	15.0%	15.0%
Expenses not deductible for tax purposes	0.8%	12.3%	3.4%
Income not subject to tax	(1.7%)	(4.9%)	(1.2%)
Tax exemption and tax relief granted to PRC subsidiaries	(12.7%)	(14.7%)	(16.7%)
Others	1.4%	(0.2%)	0.8%

	2.8%	7.5%	1.3%

9.	OTHER TAXES PAYABLE

	At December 31,
	2003	2004
	RMB	RMB

Individual income tax	119	165
Business tax payable	1,272	1,342
Value added taxes payable, net	8,954	2,507

	10,345	4,014

The Company’s subsidiaries in the PRC other than Hong Kong are subject to a 17% value added tax on revenues from sales of hardware to customers and, in addition, are subject to business tax and value added tax at the rates of 5% and 6%, respectively, on service revenues from software development and sales of software, respectively. Value added taxes payable on revenues is equal to an amount net of the value added tax paid on inventory purchases. The Company is also required to withhold PRC individual income tax on employees’ payroll for remittance to the tax authorities.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In thousands, except share and per share data)

10.	RELATED PARTY TRANSACTIONS AND BALANCES

Investment activities:

Ninetowns Import & Export e-Commerce Co., Ltd. (“Ninetowns Import & Export e-Commerce”) was established in the PRC with limited liability and principally trades computer hardware products in the PRC. On March 13, 2002, the Company sold its entire interest of 27.82% in Ninetowns Import & Export e-Commerce, an equity-method affiliate of the Company, to Mr. Wang Shuang, Chief Executive Officer of the Company, for a consideration of RMB8,625, resulting in a loss on disposition of approximately RMB103, which was included in general and administrative expenses.

In September 2002, the Company set up Shenzhen Ninetowns Enke Software Technology Co., Ltd. (formerly known as Shenzhen Jinwangge Software Co., Ltd.) (“Ninetowns Enke”) in the PRC, together with certain members of senior management of the Company and certain independent third parties. The Company contributed RMB4,080 for a 51% equity interest in Ninetowns Enke. In May 2003, the Company disposed of its entire interest in Ninetowns Enke, which had not yet begun operations, at cost to Beijing Yadi Yangguang Technology Development Co., Ltd. (“Beijing Yadi Yangguang”), a company wholly-owned by Mr. Wang Shuang and Ms. Dong Min, a member of the senior management of the Company and the spouse of Mr. Wang Shuang, for a consideration of RMB4,080. No gain or loss was recorded in relation to this disposition.

In June 2004, the Company entered into agreements for the acquisition of office premises for an aggregate consideration of RMB49,652. Certain of these properties are being acquired from Beijing Heng Fu Plaza Development Company Ltd., a company in which Mr. Ko Jin Heng is a director, for a consideration of RMB47,339. Mr. Ko Jin Heng is also a director of Jitter Bug. As of December 31, 2004, the Company had made payments of RMB49,652 with respect to these acquisitions. Since these acquisitions had not been completed and the risk and reward of the ownership of the properties concerned had not been transferred to the Company as of December 31, 2004, the payments of RMB49,652 were presented as deposits paid for acquisition of properties in the consolidated balance sheets.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In thousands, except share and per share data)

10.	RELATED PARTY TRANSACTIONS AND BALANCES — continued

Software development services:

During the years ended December 31, 2002, 2003 and 2004, the Company provided software development services, directly or indirectly, to Beijing iTowNet Cyber Technology Ltd. (“Beijing iTowNet”) in which Mr. Wang Shuang and Ms. Dong Min have beneficial interests. Mr. Ren Xiaoguang, a member of the senior management of the Company, is a non-executive director of Beijing iTowNet. Mr. Wu Bolin, another member of the senior management of the Company, is the sole supervisor of Beijing iTowNet. In 2002, the Company provided software development services to Beijing iTowNet directly and recognized net revenues of RMB13,610 for such services. In 2003, the Company entered into various software development services contracts with Beijing Regard Technology Co., Ltd. (“Beijing Regard”) to provide software development services to Beijing iTowNet as the ultimate user. Beijing Regard is a company established in the PRC by Beijing Yadi Yangguang and certain individuals. In March 2003, Beijing Yadi Yangguan disposed of its 73.75% interest in Beijing Regard to another individual. The Company recognized net revenues of RMB18,500 from such indirect services to Beijing iTowNet in 2003. For the year ended December 31, 2004, RMB3,593 was recognized from direct software development services provided to Beijing iTowNet. The Company also provided platform maintenance services to Beijing iTowNet directly in the year ended December 31, 2004 and recognized net revenues of RMB 6,000 for such services.

Sales of enterprises software:

In September 2003, the Company entered into a distribution agreement with Ninetowns Enke for the distribution of the Company’s enterprise software in the southern region of the PRC. During the years ended December 31, 2003 and 2004, the Company recognized net revenues of RMB1,394 and RMB25,245, respectively, from sales of enterprise software to Ninetowns Enke.

In addition, the Company sold software products to Beijing iTowNet amounting to RMBNil, RMB515 and RMB16,840 in the years ended December 31, 2002, 2003 and 2004, respectively.

Other

In November 2004, the Company entered into an agreement with Mr. Wang Shuang, Ms. Dong Min and Ninetowns Import & Export e-Commerce to the effect that Ninetowns Import & Export e-Commerce would sell its 49% interest in Beijing iTowNet to the Company at the Company’s request if, at any time while the Company’s ordinary shares or ADSs are registered with the SEC, Ninetowns Import & Export e-Commerce is allowed to sell such interest to the Company under the relevant PRC law and the policies of the State Administration for Quality Supervision and Inspection and Quarantine of the PRC (the “PRC Inspections Administration”). The Company’s right under the agreement is subject to the statutory right of first refusal of the PRC Inspections Administration to purchase such interest. The Company has agreed, if exercising its right under the agreement, to purchase the 49% interest in Beijing iTowNet at a purchase price of US$25 million, plus a compounded interest rate of 5% per year for each year that Ninetowns Import & Export e-Commerce held the interest since August 23, 2001, but deducting any dividend or distribution that Ninetowns Import & Export e-Commerce has received or in the future receives from Beijing iTowNet.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In thousands, except share and per share data)

10.	RELATED PARTY TRANSACTIONS AND BALANCES — continued

Related party balances:

As of December 31, 2003, the amount due from a related party of RMB6,989 represented cash advances to Ninetowns Import & Export e-Commerce in which Mr. Wang Shuang and Ms. Dong Min have beneficial interests. The amount due from a related party was unsecured, interest free and was fully repaid during the year ended December 31, 2004.

As of December 31, 2003, the amount due to the Company’s shareholder represented cash advances from Jitter Bug and was fully repaid during the year ended December 31, 2004.

As of December 31, 2004, the amounts due to shareholders represented the net proceeds to certain selling shareholders that had been collected by the Company on behalf of such selling shareholders and remained outstanding.

In addition, trade receivables included amounts of RMB6,955 and RMB16,250 at December 31, 2003 and RMB8,015 and RMBNil at December 31, 2004 receivable from Beijing iTowNet and Beijing Regard, respectively. These receivables relate to revenues generated from the provision of the software development services disclosed above. Trade receivables also included an amount of RMB8,680 and RMB22,925 at December 31, 2003 and 2004 from Ninetowns Enke with respect to the sale of enterprise software disclosed above.

11.	CAPITAL STRUCTURE

The Company has a simple capital structure with one class of ordinary shares.

On February 8, 2002, the Company issued 4 shares for par value of HK$0.025 on incorporation. On September 27, 2003, in connection with a legal reorganization, the Company issued 21,999,996 shares on a pro-rata basis to the shareholders of the Company. The Company has accounted for the issuance of shares in connection with this reorganization as a legal reorganization of entities under common control in a manner similar to a pooling-of-interests and accordingly all shares and per share data have been restated to give retroactive effect to this transaction.

In October 2003, the Company raised capital through the issuance of 780,000 shares in a private placement at a price of HK$25 per share for a total consideration of RMB20,670.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In thousands, except share and per share data)

11.	CAPITAL STRUCTURE — continued

In October and December of 2003, the Company raised additional capital through the issuance of 2,964,000 shares in a private placement at a price of HK$25 per share for a total consideration of RMB71,741 (net of share issue expenses of RMB6,805). In connection with their subscription of ordinary shares, the investors received a put option, which permits them to sell back the shares at the subscription price plus a rate of return of 10% per annum, if the Company does not successfully register its shares by December 31, 2004, in a “qualified initial public offering”. A qualified initial public offering is defined as one in which the price per share will generate an absolute return of at least 35%, if the initial public offering occurs within October 9, 2004, or an internal rate of return of at least 35% per annum from October 9, 2003 (the contract date). The put option period is from January 1, 2005 to June 30, 2005. Stock subscription proceeds of RMB24,804 were outstanding as of December 31, 2003. The amount was fully settled in 2004 and 16 additional ordinary shares were issued in accordance with the terms of the placement. Upon the listing of the Company’s American Depositary Shares (“ADSs”), each representing one ordinary share of the Company, on the Nasdaq National Market in December 2004, the put option lapsed and the mezzanine equity was reclassified to the Company’s shareholders’ equity.

In October and November of 2004, Mr. Wang Shuang and Ms. Dong Min exercised 174,914 and 70,592 stock options, respectively, at an exercise price of HK$25 each.

On November 9, 2004, the Company’s shareholders approved a four-for-one share split. All share and per share data have been restated to give retroactive effect to this stock split.

In December of 2004, the Company offered 6,400,000 ADSs, representing 6,400,000 ordinary shares, at US$11 each to the public, raising proceeds of RMB531,413, net of offering expenses. The Company’s ADSs are quoted on the Nasdaq National Market.

12.	SHARE OPTION PLANS

Under the Plan adopted in November of 2003, the Company may grant options to purchase up to 2,574,400 ordinary shares to employees and directors at prices as determined by the Company’s Board of Directors. The Plan will remain in effect for 10 years starting from the date of adoption.

On November 18, 2003, the Company granted 2,574,400 options to purchase 2,574,400 ordinary shares to certain employees and directors at an exercise price of HK$25 per share, which was determined by the Board of Directors by reference to the subscription price of HK$25 per share for shares issued to independent investors in October and December of 2003. 25% of the options vested and became exercisable on May 18, 2004 while the remaining 75% vest over a three-year period with one-third of such options vesting each year beginning on November 18, 2004. All the options granted, which have not been exercised, will expire on November 17, 2013.

As of December 31, 2004, options to purchase 2,328,894 ordinary shares were outstanding. As of December 31, 2004, no option to purchase ordinary shares was available under the Plan for future grants.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In thousands, except share and per share data)

12.	SHARE OPTION PLANS — continued

A summary of the stock option activity is as follows:

	Ordinary shares
		Weighted
		average
	Number	exercise
	of options	price
		HK$

Granted and outstanding at December 31, 2003	2,574,400	25
Exercised	245,506	25

Outstanding at December 31, 2004	2,328,894	25

The weighted average per share fair value of the options as of the date of grant was HK$25.

Additional information on options outstanding at December 31, 2004 is as follows:

Options outstanding as at
December 31, 2004
Weighted
		average	Weighted
		remaining	average
	Number	contractual	exercise
Range of exercise price	outstanding	life (years)	price
HK$

HK$25	2,328,894	8.875	25

In October of 2004, the Company approved another incentive share option plan for its employees (the “2004 Plan”). The 2004 Plan will remain effective until 2014 unless terminated earlier by the Company.

The maximum number of ordinary shares which may be issued or delivered and as to which awards may be granted under the 2004 Plan is 1,800,000 ordinary shares. The exercise price for a share option must at least be equal to 100% of the fair market value of the Company’s ordinary shares on the date of grant. The term of an incentive share option may not exceed ten years from the grant date, except that with respect to any participant who owns 10% or more of the voting power of all classes of the Company’s outstanding stock, the term must not exceed five years from the grant date and the exercise price must equal at least 110% of the fair market value on the grant date.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In thousands, except share and per share data)

13.	COMMITMENTS

The Company has operating lease agreements principally for its office properties in the PRC. Such leases have remaining terms ranging from 12 to 36 months and are renewable subject to negotiation. Rental expense was RMB3,668, RMB3,714 and RMB4,439 for the years ended 31 December 31, 2002, 2003 and 2004, respectively.

Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2004 were as follows:

RMB

Fiscal year
2005	2,126
2006	1,136
2007	26

Total	3,288

14.	SEGMENT INFORMATION

Description of the Types of Products and Services from which each Reportable Segment Derives its Revenues - As of December 31, 2004, the Company has three reportable segments: the enterprise software segment, the software development services segment and the computer hardware sales segment. The enterprise software segment is engaged in the development, distribution and sale of software products, the provision of customer maintenance services to the end-users and all of the research and development of new enterprise software. The software development services segment is responsible for the development and integration of software in accordance with the customers’ specifications and requirements and subsequent maintenance services. The computer hardware sales segment is engaged in the sales of computer hardware and accessories.

Measurement of Segment Profit and Loss and Segment Assets - The accounting policies underlying the financial information provided for the segments are based on the accounting principles and the relevant financial regulations applicable to enterprises with foreign investment as established by the Ministry of Finance of the PRC (“PRC GAAP”). The principal measurement differences between PRC GAAP and U.S. GAAP as they relate to the Company are the result of differences in the accounting for (i) revenue recognition from sales of enterprise software, and (ii) reclassification of PRC value added tax refund.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In thousands, except share and per share data)

14.	SEGMENT INFORMATION — continued

Factors Management Used to Identify the Company’s Reportable Segments - The Company’s reportable segments offer different products and services. Each reportable segment is the responsibility of a member of the senior management of the Company who has knowledge of product and service specific operational risks and opportunities. None of the operating segments of the Company have been combined for presentational purposes.

Analysis of Reportable Segments (Management Information — PRC GAAP basis)

	Year ended December 31, 2002
		Software
	Enterprise	development	Computer
	software	services	hardware sales	Total
	RMB	RMB	RMB	RMB

Net revenues from external customers	87,090	790	258	88,138
Net revenues from related parties	—	13,610	—	13,610
Segment profit	85,975	10,866	42	96,883

	Year ended December 31, 2003
		Software
	Enterprise	development	Computer
	software	services	hardware sales	Total
	RMB	RMB	RMB	RMB

Net revenues from external customers	108,767	545	72	109,384
Net revenues from related parties	7,739	18,500	—	26,239
Segment profit	114,974	14,106	24	129,104

	Year ended December 31, 2004
		Software
	Enterprise	development	Computer
	software	services	hardware sales	Total
	RMB	RMB	RMB	RMB

Net revenues from external customers	135,885	3,130	104	139,119
Net revenues from related parties	52,277	9,593	—	61,870
Segment profit	186,634	9,753	95	196,482

The Company does not allocate operating expenses to individual segments when making decisions about resources to be allocated to the segment and assessing its performance.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In thousands, except share and per share data)

14.	SEGMENT INFORMATION — continued

Reconciliations of Reportable Segment Totals to Consolidated Totals - The amounts presented for reportable segments reconcile to the consolidated totals as follows:

	Year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB

Net revenues from external customers	88,138	109,384	139,119
U.S. GAAP adjustments:
Unearned income for enterprise software	(2,700)	(7,557)	(1,838)
Reclassification of PRC value added tax refund	8,985	10,672	12,588

Total net revenues from external customers	94,423	112,499	149,869

Net revenues from related parties	13,610	26,239	61,870
U.S. GAAP adjustments:
Unearned income for enterprise software	—	(6,025)	(14,986)
Reclassification of PRC value added tax refund	—	195	4,794

Total net revenues from related parties	13,610	20,409	51,678

Segment profit	96,883	129,104	196,482
U.S. GAAP adjustments:
Unearned income for enterprise software	(2,700)	(13,582)	(16,824)
Reclassification of PRC value added tax refund	8,985	10,867	17,382

Gross profit	103,168	126,389	197,040
Operating expenses	(29,907)	(73,276)	(57,368)

Income from operations	73,261	53,113	139,672
Interest income	619	1,220	3,768
Other income	458	211	1,340

Income before income taxes	74,338	54,544	144,780

Geographical Disclosures -

The Company operates in the PRC. All the identifiable assets of the Company are located in the PRC and the Company does not allocate such assets to individual segments.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In thousands, except share and per share data)

15.	MAJOR CUSTOMERS

Details of the customers accounting for 10% or more of total sales are as follows:

	Year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB

Guangzhou Panyu Chengchang Trade Development Co., Ltd.	16%	21%	20%
Beijing Regard	—	14%	—
Shanghai Xianghua Shipping Consulting Company	18%	14%	1%
Beijing iTowNet	13%	1%	12%
Ninetowns Enke	—	1%	14%
Shanghai Tomorrow Technology Development Co., Ltd.	—	2%	15%

The accounts receivable from the 2 customers with the largest receivable balances represents 26% and 33% of the balance of the accounts at December 31, 2003 and 2004, respectively.

16.	EMPLOYEE BENEFIT PLANS

Employees of the Company located in the PRC other than Hong Kong are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution schemes. The calculation of contributions for these eligible employees is based on 20% of the applicable payroll cost. Certain employees of the Company who are located in Hong Kong have joined the Mandatory Provident Fund (“MPF”) Scheme which is also a defined contribution scheme. The contribution to the MPF Scheme is calculated based on the rules set out in the MPF Ordinance in Hong Kong which is 5% on the relevant income of the employee with a specific ceiling. The expenses paid by the Company to these defined contribution schemes were RMB378, RMB436 and RMB863 for the years ended December 31, 2002, 2003 and 2004, respectively.

In addition, the Company is required by law to contribute approximately 10% and 0.3% of applicable salaries of certain employees for medical and unemployment benefits and workers compensation, respectively. The PRC government is directly responsible for the payments of the benefits to these employees. The amounts contributed were RMB158, RMB240 and RMB487 for the years ended December 31, 2002, 2003 and 2004, respectively.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In thousands, except share and per share data)

17.	DISTRIBUTION OF PROFITS

As stipulated by the relevant laws and regulations applicable to China’s foreign investment enterprises, the Company’s subsidiaries in the PRC other than Hong Kong are required to make appropriations from net income as determined under PRC GAAP to non-distributable reserves which include a general reserve, an enterprise expansion reserve and a staff welfare and bonus reserve. Wholly-owned PRC subsidiaries are not required to make appropriations to the enterprise expansion reserve but appropriations to the general reserve are required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The staff welfare and bonus reserve is determined by the board of directors.

The general reserve is used to offset future extraordinary losses. The subsidiaries may, upon a resolution passed by the stockholders, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employees of the subsidiaries. The enterprise expansion reserve is used for the expansion of the subsidiaries’ operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of retained earnings determined according to Chinese law and may not be distributed. There were no appropriations to reserves by the Company’s subsidiaries in the PRC other than Hong Kong during any of the periods presented. However, as a result of these laws, approximately RMB15,997 and RMB40,950 are not available for distribution as of December 31, 2003 and 2004, respectively.

18.	SUBSEQUENT EVENTS

In February 2005, the Company granted 890,000 options under the 2004 Plan to purchase 890,000 shares to certain employees and directors at an exercise price of US$8.60 per share, which was determined by the Board of Directors by reference to the closing price of the Company’s ADSs as reported by the Nasdaq Stock Market on the date of grant. The options will vest proportionately over a four-year period starting from the date of grant.

Subsequent to December 31, 2004, the Company entered into agreements for the acquisition of office premises for an aggregate consideration of approximately RMB35 million.

* * * * * * * * *

Exhibit Index

Exhibit Number	Description
1.1*
Amended and Restated Memorandum and Articles of Association of Ninetowns Digital World Trade Holdings Limited (incorporated by reference to Exhibit 3.1 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 18, 2004)

2.1	Specimen American Depositary Receipt of Ninetowns Digital World Trade Holdings Limited
2.2*
Specimen Share Certificate of Ninetowns Digital World Trade Holdings Limited (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.1*
Shareholders’ Agreement dated October 22, 2003 among Jitter Bug Holdings Limited, AIG Asian Opportunity Fund, L.P., American International Assurance Company (Bermuda) Limited, the shareholders of Ninetowns Digital World Trade Holdings Limited (listed on Schedule 1 thereto) and Ninetowns Digital World Trade Holdings Limited (incorporated by reference to Exhibit 4.4 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.2*
Form of Termination Agreement among Ninetowns Digital World Trade Holdings Limited, Jitter Bug Holdings Limited, AIG Asian Opportunity Fund, L.P., American International Assurance Company (Bermuda) Limited and certain other shareholders of Ninetowns Digital World Trade Holdings Limited (incorporated by reference to Exhibit 4.5 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.3*
Form of Lock-up agreement by and among Ninetowns Digital World Trade Holdings Limited and certain of its directors, executive officers and shareholders (incorporated by reference to Exhibit 4.6 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.4*
Employee Share Option Scheme (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.5*
2004 Share Option Plan (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.6*
Service Agreement dated October 8, 2003 between Ninetowns Digital World Trade Holdings Limited and Shuang Wang (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.7*
Service Agreement dated October 8, 2003 between Ninetowns Digital World Trade Holdings Limited and Xiaoguang Ren (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.8*
Service Agreement dated October 8, 2003 between Ninetowns Digital World Trade Holdings Limited and Gerry Ka Cheung Wai (incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and

Exhibit Number	Description
Exchange Commission on November 3, 2004)
4.9*
Service Agreement dated September 30, 2003 between Ninetowns Digital World Trade Holdings Limited and Tommy Siu Lun Fork (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.10*
Service Agreement dated March 31, 2004 between Ninetowns Digital World Trade Holdings Limited and Eric Chen Yu Ho (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.11*
Service Agreement dated October 8, 2003 between Ninetowns Digital World Trade Holdings Limited and Kin Fai Ng (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.12*
Service Agreement dated October 8, 2003 between Ninetowns Digital World Trade Holdings Limited and Min Dong (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.13*
Service Agreement dated October 8, 2003 between Ninetowns Digital World Trade Holdings Limited and Bolin Wu (incorporated by reference to Exhibit 10.11 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.14*
Service Agreement dated November 12, 2004 between Ninetowns Digital World Trade Holdings Limited and John Yan Wang (incorporated by reference to Exhibit 10.36 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 30, 2004)

4.15*
Translation of Form of Software Sales Agreement (incorporated by reference to Exhibit 10.12 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.16*
Translation of Distribution Agreement dated September 3, 2003 between Ninetowns Digital World Trade Holdings Limited and Guangzhou Panyu Chengchang Trade Development Co., Ltd. (incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.17*
Translation of Supplemental Agreement dated April 22, 2004, amending Distribution Agreement dated September 3, 2003 (incorporated by reference to Exhibit 10.14 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.18*
Translation of Distribution Agreement dated August 22, 2003 between Ninetowns Digital World Trade Holdings Limited and Shanghai Tomorrow Technology Development Co., Ltd. (incorporated by reference to Exhibit 10.15 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.19*
Translation of Supplemental Agreement dated April 22, 2004, amending Distribution Agreement dated August 22, 2003 (incorporated by reference to Exhibit 10.16 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.20*
Translation of Franchise Agreement dated February 14, 2004 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd. (incorporated by reference to Exhibit 10.17 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.21*	Translation of Supplemental Agreement dated April 22, 2004, amending Franchise Agreement dated February 14, 2004 (incorporated by reference to Exhibit 10.18 from our Registration

Exhibit Number	Description
Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)
4.22*
Translation of Union Plaza Lease Agreement dated February 27, 2003 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Digital Technology Limited (incorporated by reference to Exhibit 10.19 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.23*
Translation of Renewal Agreement dated March 11, 2004 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd. (incorporated by reference to Exhibit 10.20 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.24*
Translation of Software Development Contract for iTowNet Customer Service System dated April 2, 2002 between Beijing iTowNet Cyber Technology Ltd. and Beijing New Take Electronic Commerce Limited (incorporated by reference to Exhibit 10.21 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.25*
Translation of Software Development Contract for Online Declaration System dated May 28, 2002 between Beijing iTowNet Cyber Technology Ltd. and Beijing New Take Electronic Commerce Limited (incorporated by reference to Exhibit 10.22 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.26*
Translation of Software Development Contract for iTowNet Platform Tendering and Optimization Project dated August 1, 2003 between Beijing Regard Technology Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd. (incorporated by reference to Exhibit 10.23 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.27*
Translation of Software Development Contract for Inspection and Quarantine “Great Customs Clearance” Project dated August 1, 2003 between Beijing Regard Technology Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd. (incorporated by reference to Exhibit 10.24 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.28*
Translation of iTowNet Electronic Service Platform Technical Service Contract dated December 25, 2003 between Beijing iTowNet Cyber Technology Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd. (incorporated by reference to Exhibit 10.25 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.29*
Translation of UMA Product Sales and Service Contract dated October 8, 2003 between Beijing iTowNet Cyber Technology Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd. (incorporated by reference to Exhibit 10.26 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.30*
Deed of Undertaking dated August 13, 2004 by Shuang Wang and Min Dong to AIG Asian Opportunity Fund, L.P. and American International Assurance Company (Bermuda) Limited (incorporated by reference to Exhibit 10.27 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.31*
Sale and Purchase Agreement dated October 3, 2003 among Ninetowns Digital World Trade Holdings Limited, Jitter Bug Holdings Limited, UOB Venture (Shenzhen) Limited, Titan I Venture Capital Co., Ltd., Titan II Venture Capital Co., Ltd. and CFM Investments Limited — CFM Greater China Fund (incorporated by reference to Exhibit 10.28 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

Exhibit Number	Description
4.32*
Sale and Purchase Agreement dated October 8, 2003 among Ninetowns Digital World Trade Holdings Limited, Jitter Bug Holdings Limited, China Equity Associates L.P. and MMFI CAPI Venture Investments Limited (incorporated by reference to Exhibit 10.29 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.33*
Subscription Agreement dated October 8, 2003 between Ninetowns Digital World Trade Holdings Limited and Ever Praise Holdings Limited (incorporated by reference to Exhibit 10.30 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.34*
Share Subscription Agreement dated October 9, 2003 among Ninetowns Digital World Trade Holdings Limited, Jitter Bug Holdings Limited, AIG Asian Opportunity Fund, L.P., American International Assurance Company (Bermuda) Limited, Mr. Shuang Wang and Ms. Min Dong (incorporated by reference to Exhibit 10.31 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.35*
Sale and Purchase Agreement dated October 16, 2003 among Ninetowns Digital World Trade Holdings Limited, Jitter Bug Holdings Limited and Huitung Investments (BVI) Limited (incorporated by reference to Exhibit 10.32 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.36*
Subscription Agreement dated December 11, 2003 among Ninetowns Digital World Trade Holdings Limited, Jitter Bug Holdings Limited, Titan I Venture Capital Co., Ltd, Titan II Venture Capital Co., Ltd. and CFM Investments Limited — CFM Greater China Fund (incorporated by reference to Exhibit 10.33 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.37*
Subscription Agreement dated December 11, 2003 among Ninetowns Digital World Trade Holdings Limited, Jitter Bug Holdings Limited and Ferndale Associates Limited (incorporated by reference to Exhibit 10.34 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.38*
Form of Right of First Refusal Agreement dated as of November 2, 2004 among Ninetowns Digital World Trade Holdings Limited, Ninetowns Import & Export e-Commerce Co., Ltd., Shuang Wang and Min Dong (incorporated by reference to Exhibit 10.35 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.39
Translation of Software Development Contract for an Integrated Origin Certificate Electronic Management System dated December 15, 2004 between Beijing iTowNet Cyber Technology Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.

†4.40
Translation of Software Development Contract for Internal Decision & Support System dated January 27, 2005 between the State Administration for Quality Supervision and Inspection and Quarantine of the PRC and Beijing Ninetowns Ports Software and Technology Co., Ltd.

†4.41
Translation of Software Development Contract for Export Electronic Monitoring Project (Phase I) dated March 31, 2005 between Beijing Regard Technology Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.

4.42
Summary of Sale and Purchase Agreement between Beijing Ninetowns Times Electronic Commerce Limited and Dauphin Science Business Park Construction & Development Co., Ltd. of Beijing Zhongguancun Fengtai Science Park

4.43	Summary of form of the Sale and Purchase Agreement between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Beijing Heng Fu Plaza Development Co., Ltd.
8.1*
Subsidiaries of Ninetowns Digital World Trade Holdings Limited (incorporated by reference to Exhibit 21.1 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

11.1	Code of Business Conduct and Ethics
11.2	Code of Ethics for Chief Executive Officer and Senior Financial Officers

Exhibit Number	Description
12.1	Certification of Chief Executive Officer pursuant to SEC Rule 13a-14(a)
12.2	Certification of Chief Financial Officer pursuant to SEC Rule 13a-14(a)
13.1	Certification of Chief Executive Officer pursuant to SEC Rule 13a-14(b)
13.2	Certification of Chief Financial Officer pursuant to SEC Rule 13a-14(b)
15.1	Consent of Deloitte Touche Tohmatsu
15.2	Consent of Global Insight
15.3	Consent of Conyers Dill & Pearman
15.4	Consent of Commerce & Finance Law Offices

*	Previously filed with the relevant Registration Statement on Form F-1.

†	Certain portions of this Exhibit have been omitted based upon a request for confidential treatment. The omitted portions have been separately submitted to the Securities and Exchange Commission.