Form 20-F
period 2005-12-31
NINETOWNS DIGITAL WORLD TRADE HOLDINGS LTD
filed 2006-06-29
CIK 1285735

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 20-F

UNDER

THE SECURITIES ACT OF 1933

_______________________

|_|	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

|X|	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005.

Commission file number: 000-51025

OR

|_|	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

|_|	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________________________.

For the transition period from __________________ to ____________________.

Commission file number ________________________________________________.

Ninetowns Digital World Trade Holdings Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

5th Floor, Union Plaza

20 Chaowai Street, Chaoyang District

Beijing 100020, The People’s Republic of China

telephone: (86 10) 6588-7788

facsimile: (86 10) 6588-2290

e-mail: ir@ninetowns.com

(Address of principal executive offices)

_______________________

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

American Depositary Shares,

each representing one ordinary share, par value HK$0.025 per share

_______________________

Indicate the number of outstanding shares of each of the Issuer’s class of capital or common stock as of the close of the period covered by this Annual Report: 34,991,834 ordinary shares, par value HK$0.025 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  |_|   No |X|

SEC 1852 (12-05)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes |_|   No |X|

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes |X|   No |_|

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  |_|         Accelerated filer |X|        Non-accelerated filer  |_|

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 |_|   Item 18 |X|

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes |_|   No |X|

Table of contents

i

Introduction

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2003, 2004 and 2005, and as of December 31, 2004 and 2005. References to “2003,” “2004,” “2005” and “2006” are, where appropriate, references to the years ended or ending December 31, 2003, 2004, 2005 and 2006, respectively.

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
A.	Selected financial information and other data

The following table shows selected consolidated financial information and other data for our business. You should read the following information in conjunction with Item 5 of this annual report, “Operating and Financial Review and Prospects.” The statement of operations data and cash flow data for the years ended December 31, 2003, 2004 and 2005, and the balance sheet data as of December 31, 2004 and 2005, are derived from our audited consolidated financial statements and related notes thereto, which are included in this annual report beginning on page F-1. These audited consolidated financial statements and the related notes thereto have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

The statement of operations data for 2001 and 2002, and the balance sheet data as of December 31, 2001 and 2002, are derived from our unaudited consolidated financial statements which have not been included in this annual report.

In thousands, except per share, per ADS and	For the year ended December 31,
operating data and percentages	2001	2002	2003	2004	2005	2005(1)

Statement of operations data
Total net revenues:
Enterprise software	RMB 39,120	RMB 93,375	RMB 113,791	RMB 188,720	RMB 203,488	US $25,214
Software development services	—	14,400	19,045	12,723	35,700	4,424
Computer hardware sales	19,894	258	72	104	678	84
	59,014	108,033	132,908	201,547	239,866	29,722

Cost of revenues:
Enterprise software	(443)	(1,115)	(1,532)	(1,528)	(495)	(61)
Software development services	—	(3,534)	(4,939)	(2,970)	(18,192)	(2,254)
Computer hardware sales	(19,142)	(216)	(48)	(9)	(482)	(60)
	(19,585)	(4,865)	(6,519)	(4,507)	(19,169)	(2,375)
Gross profit	39,429	103,168	126,389	197,040	220,697	27,347
Operating expenses:
Selling expenses	(14,385)	(13,604)	(13,674)	(15,977)	(25,752)	(3,191)
General and administrative expenses	(7,458)	(10,671)	(55,395)	(35,872)	(48,778)	(6,044)
Research and development expenses	(6,285)	(4,108)	(2,691)	(4,819)	(11,249)	(1,394)
Allowance for doubtful debts	(800)	(1,524)	(1,516)	(700)	(760)	(94)
Income from operations	10,501	73,261	53,113	139,672	134,158	16,624
Interest expenses	(571)	—	—	—	—	—
Interest income	991	619	1,220	3,768	17,625	2,184
Other income	5	458	211	1,340	447	55

In thousands, except per share, per ADS and	For the year ended December 31,
operating data and percentages	2001	2002	2003	2004	2005	2005(1)

Income before income taxes	RMB 10,926	RMB 74,338	RMB 54,544	RMB 144,780	RMB 152,230	US $18,863
Income taxes	(386)	(2,061)	(4,116)	(1,823)	(626)	(78)
Income before minority interests	10,540	72,277	50,428	142,957	151,604	18,785
Minority interests	(1,047)	(7,299)	(9,239)	(9,006)	—	—
Equity in earnings of an affiliate company	24	79	—	—	—	—
Net income	9,517	65,057	41,189	133,951	151,604	18,785
Net income per share and ADS(2):
Basic	0.43	2.96	1.82	4.96	4.39	0.54
Diluted	0.43	2.96	1.82	4.74	4.25	0.53
Cash flow data:
Net cash provided by operating activities	28,678	58,568	46,412	58,021	90,285	11,187
Depreciation and amortization	1,053	1,126	874	2,120	5,293	655
Net cash provided by/(used in) investing activities	(21,157)	16,029	1,203	(94,156)	(54,764)	(6,785)
Net cash provided by/(used in) financing activities	(5,575)	(30,531)	70,250	565,597	2,044	253

	As of December 31,
	2001	2002	2003	2004	2005	2005(1)

Balance sheet data:
Cash and cash equivalents	RMB 5,600	RMB 49,666	RMB 167,531	RMB 696,993	RMB 731,474	US $ 90,639
Trade receivables, net of allowance for doubtful debts, from:
external customers	18,598	28,179	31,096	38,190	17,459	2,163
related parties	—	9,000	31,885	30,940	29,752	3,687
Term deposits	24,416	24,832	65,664	150,913	207,000	25,650
Total assets	86,373	133,287	323,975	1,222,182	1,345,773	166,758
Short-term unearned revenue	41,371	44,420	70,608	97,230	67,886	8,412
Total current liabilities	79,636	56,581	94,234	131,130	98,808	12,244
Mezzanine equity	—	—	46,937	—	—	—
Total shareholders’ equity	3,613	68,671	165,530	1,090,452	1,246,365	154,440
Number of ordinary shares outstanding	—	—	22,780,000	34,391,834	34,991,834	34,991,834

(1)

For the convenience of the reader, the RMB amounts are expressed in U.S. dollars at the rate of RMB8.0702 to US$1.00, the noon buying rate in effect on December 31, 2005 as quoted by the Federal Reserve Bank of New York.

(2)	On November 9, 2004, our shareholders approved a 4-for-1 share split. All shares and per share data have been restated to give retroactive effect to this share split.

Exchange rate information

Our business is primarily conducted in China and denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at a specific rate solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB8.0702 to US$1.00, the noon buying rate in effect as of December 31, 2005. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

		Noon Buying Rate
	Period End	Average (1)	Low	High
	(RMB per US$1.00)
2000	8.2774	8.2784	8.2799	8.2768
2001	8.2766	8.2770	8.2786	8.2676
2002	8.2800	8.2770	8.2800	8.2669

		Noon Buying Rate
	Period End	Average (1)	Low	High
	(RMB per US$1.00)
2003	8.2767	8.2771	8.2880	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1940	8.0702	8.2765
2006
January	8.0608	8.0654	8.0596	8.0702
February	8.0415	8.0512	8.0415	8.0616
March	8.0167	8.0350	8.0167	8.0505
April	8.0165	8.0143	8.0040	8.0248
May	8.0215	8.0131	8.0005	8.0300
June(2)	7.9997	8.0063	7.9963	8.0225
(1)	Annual and monthly averages are calculated using the average of the daily rates during the relevant period.
(2)	For the period to and including June 23, 2006.
B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

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

Sales of our enterprise software and software development services that are either used by the State Administration for Quality Supervision and Inspection and Quarantine of the PRC, or PRC Inspections Administration, or by Beijing iTowNet Cyber Technology Ltd., or iTowNet, the operator of the PRC Inspections Administration’s data exchange platforms and electronic processing systems, have accounted for substantially all of our total net revenues. We expect that, in the future, we will continue to generate a substantial portion of our total net revenues through sales of enterprise software and software development services that will be used in connection with PRC Inspections Administration filings. Net revenues from sales of enterprise software for PRC Inspections Administration filings accounted for 85.6%, 93.6% and 84.8% of our total net revenues in 2003, 2004 and 2005, respectively. Net revenues from software development services provided to the PRC Inspections Administration and iTowNet accounted for 13.9%, 5.7% and 11.7% of our total net revenues in 2003, 2004 and 2005, respectively.

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

In August 2005, the PRC Inspections Administration selected our company as the winning bidder in connection with the PRC Inspections Administration's request for proposals for the development of a software product that has certain basic functionalities similar to those of iDeclare.CIQ and iProcess.CIQ. The PRC Inspections Administration agreed to pay a one-time fee of RMB3.3 million (US$409,000) to purchase the ownership of the software product that we developed. In February 2006, the PRC Inspections Administration commenced the distribution of the software products that our company developed, free-of-charge to end-users. As certain basic functionalities of the newly developed software products are similar to those of iDeclare.CIQ and iProcess.CIQ, the provision of such software products free-of-charge by the PRC Inspections Administration will likely have a material adverse effect on our results of operations in the short-term and on our future profitability. For example, we sold, together with our franchisees, approximately 1,500 software packages of iDeclare.CIQ during the first quarter of 2006, which is significantly lower than the approximately 8,000 software packages of iDeclare.CIQ sold by our company and our distributors and franchisees during the first quarter of 2005.

We are in the process of diversifying our business focus to include other businesses in addition to the sales of our enterprise software and the provision of software development services. Our new potential business ventures and limited operating history in such potential business ventures may make it difficult for you to evaluate our business, and our limited resources may affect our ability to manage the growth we expect to achieve.

We generated substantially all of our total net revenues from the sales of our enterprise software and the provision of software development services in 2005. Currently, we are in the process of expanding our business focus from the development of software products and the provision of software development services to other potential business ventures. We anticipate that a material portion of our net revenue in the future will be derived from businesses that are not directly related to sales of our enterprise software or the provision of software development services.

We are still in the process of evaluating and market-testing potential business ventures. Accordingly, we have no operating history in respect to such potential business ventures upon which you can evaluate our business and prospects in such area. Furthermore, as part of our operation expansion, we need to continue to develop and improve our staff training, financial and management controls and our reporting systems and procedures. We cannot assure you that we will be able to efficiently or effectively manage or grow our operations, and any failure to do so may limit our future growth and materially adversely our business, financial condition and results of operations.

Our significant shareholders, related parties and management personnel have potential conflicts of interest with us, which may result in their taking corporate actions which you may not believe to be in your best interests or in the best interests of our company.

As of May 31, 2006, Shuang Wang, our Chief Executive Officer and a director of our company, or Mr. Wang, and Min Dong, our Senior Vice President of Legal Affairs, Administration and Human Resources and the spouse of Mr. Wang, or Ms. Dong, beneficially own 17.7% of our ordinary shares. Mr. Wang and Ms. Dong will have substantial influence over the management and policies of our company and the outcome of most corporate actions. In addition, Mr. Yong Ping Duan, or Mr. Duan, and Mr. Gerry Ka Cheung Wai, or Mr. Wai, beneficially owns 12.06% and 7.07% of our ordinary shares and American Depositary Shares, or ADSs, respectively. Mr. Duan and Mr. Wai will have substantial influence over the outcome of most corporate actions. As a result, Mr. Wang, Ms. Dong, Mr. Duan and Mr. Wai have the power to take corporate actions which other shareholders may not believe are in their best interests or in the best interests of our company. There can be no assurance that Mr. Wang, Ms. Dong, Mr. Duan and Mr. Wai will not cause our company to take such corporate actions.

Mr. Wang and Ms. Dong beneficially own 100.0% of Ninetowns Import & Export e-Commerce Co., Ltd., or Import & Export, which in turn owns a 49.0% equity interest in iTowNet. iTowNet is 51.0% owned by the PRC Inspections Administration and is the ultimate user of substantially all the software development services we provide and operates the data exchange platforms that interface between international trade enterprises using our enterprise software and the PRC Inspections Administration’s internal electronic processing systems. iTowNet receives a fee of RMB5 from the end-users for each submission made over its data exchange platforms. Mr. Wang is a non-executive director and the vice-chairman of the board of directors of iTowNet. Due to their ownership interest in iTowNet and Mr. Wang’s position as a director of iTowNet, the interests of Mr. Wang and Ms. Dong may also differ from those of our other shareholders.

Mr. Xiaoguang Ren, who is our President, or Mr. Ren, is also a non-executive director of iTowNet. Mr. Bolin Wu, who is our General Manager, Research and Development and Chief Technology Officer, or Mr. Wu, is the sole supervisor of iTowNet. As the supervisor of iTowNet, Mr. Wu is responsible for overseeing the financial operations of iTowNet, the actions of its board of directors and senior management and their compliance with relevant laws and iTowNet’s charter documents.

We derived RMB515,000, RMB22.9 million and RMB17.3 million (US$2.1 million), or 0.4%, 11.4% and 7.2% of our total net revenues in 2003, 2004 and 2005, respectively, from iTowNet, which is our related party and a major customer for our software development services.

In addition, we derived RMB18.5 million and RMB24.2 million (US$3.0 million), or 13.9% and 10.1%, of our total net revenues in 2003 and 2005, respectively, from eGrid Technology Ltd., or eGrid (formerly known as Beijing Regard Technology Co., Ltd., or Beijing Regard), which is our related party and another major customer for our software development services. We did not derive any of our total net revenues in 2004 from eGrid. We derived RMB1.4 million, RMB25.2 million and RMB47.5 million (US$5.9 million), or 1.0%, 13.4% and 19.8% of our total net revenues in 2003, 2004 and 2005, respectively, from Shenzhen Ninetowns Enke Software Technology Co., Ltd., or Ninetowns Enke, which is also one of our franchisees.

We cannot assure you that our transactions with iTowNet, eGrid and Ninetowns Enke would have occurred on their current terms, or at all, had these relationships not existed; nor can there be any assurance as to the effect these relationships will have on our future business dealings with iTowNet, eGrid and Ninetowns Enke. See Item 7 of this annual report, “Major Shareholders and Related Party Transactions — Related party transactions.”

Since a significant part of the growth of our total net revenues in 2003, 2004 and 2005 was generated from software development services, a decline in demand for those services or a change in our relationship with the primary purchasers of those services may result in a significant reduction in our total net revenues and our net revenues from the provision of software development services.

We have provided software development services to iTowNet since April 2002. In addition, we provide software development services either directly, or indirectly as a sub-contractor for eGrid, to iTowNet. See Item 7 of this annual report, “Major Shareholders and Related Party Transactions — Related party transactions — eGrid Technology Ltd.”. Net revenues from the provision of software development services, either directly to iTowNet or indirectly to iTowNet through eGrid, accounted for approximately 13.9%, 4.8% and 11.7% of our total net revenues, and 97.1%, 75.4% and 78.7% of our net revenues from the provision of software development services, in 2003, 2004 and 2005, respectively. We intend to continue to offer these services to iTowNet and eGrid, but if we are unable to obtain additional software development contracts from iTowNet or from eGrid, we may cease to provide software development services or experience a significant reduction in our total net revenues and our net revenues from the provision of software development services.

A significant portion of our total net revenues are generated by our three largest customers, and the loss of all or part of our net revenues from any of these customers would result in a decline in our total net revenues and a significant increase in our sales and marketing expenditures.

As of May 31, 2006, we have franchise agreements with our three franchisees who, as a result of their purchases of enterprise software for distribution to end-users, are also three of our largest customers. Our distribution agreements with Guangzhou Panyu Chengchang Trade Development Co., Ltd., or Panyu, Shanghai Xianghua Shipping Consulting Company, or Xianghua, and Shanghai Tomorrow Technology Development Co., Ltd., or Tomorrow Technology, were not renewed upon expiration due to our plans to develop our franchisee network. We currently do not have any distributor. Our net revenues from sales of our enterprise software to Beijing Ninetowns Zhi Fang Software Technology Co., Ltd., or Ninetowns Zhi Fang, a new franchisee, were RMB3.3 million (US$409,000), which represented 1.4% of our total net revenues for 2005. Our net revenues from sales of our enterprise software from our existing franchisee, Ninetowns Enke, were RMB1.4 million, RMB25.2 million and RMB47.5 million (US$5.9 million) or 1.0%, 13.4% and 19.8% of our total net revenues in 2003, 2004 and 2005, respectively. In the aggregate, our net revenues from sales of our enterprise software and related services from Panyu, Xianghua and Tomorrow Technology, who were our former distributors, were RMB71.4 million (US$8.9 million), which represented 29.8% of our total net revenues for 2005. To our knowledge, eGrid, Ninetowns Zhi Fang and Ninetowns Enke are not PRC government agencies.

eGrid and iTowNet, which are parties related to our company, have been our two largest customers for software development services. Our net revenues from the provision of software development and other services to eGrid were RMB18.5 million and RMB24.0 million (US$3.0 million) or 13.9% and 10.0% of our total net revenues in 2003 and 2005, respectively. We did not recognize any net revenues from the provision of software development and other services to eGrid in 2004. Our net revenues from the provision of software development services to iTowNet were nil, RMB9.6 million and RMB4.1 million (US$502,000), or nil, 4.8% and 1.7% of our total net revenues, in 2003, 2004 and 2005, respectively. To our knowledge, iTowNet and eGrid are not PRC government agencies, but iTowNet is 51.0% owned by the PRC Inspections Administration.

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

As of December 31, 2005, our trade receivables amounted to approximately RMB47.2 million (US$5.9 million), of which our trade receivables from related parties amounted to RMB29.8 million (US$3.7 million). Our trade receivables as of December 31, 2005 represented approximately 4.6% of our total current assets and our trade receivables from related parties represented approximately 2.9% of our total current assets. As of December 31, 2005, we had an allowance for doubtful debts of approximately RMB5.3 million (US$657,000). If any of our former distributors, our franchisees or any of our other customers fails to pay, or delays payment on, all or part of these trade receivables, we would be required to make additional allowances for doubtful debts and our profitability and financial position could decline.

Our existing major shareholders have substantial control over us and could delay or prevent a change in corporate control, which could in turn reduce the market price of your ADSs.

Our executive officers, directors and shareholders with 5.0% or more shareholding of our company and their affiliates beneficially own approximately 42.75% of our outstanding ordinary shares. Such concentration of ownership might have the effect of delaying or preventing a change in control of our company which could in turn reduce the market price of our ADSs and the voting and other rights of our other shareholders.

Our failure to market our customer maintenance services to our existing users could impair our planned revenue growth.

We offer one year of customer maintenance services with our iDeclare.CIQ basic package, and charge a fee of RMB1,500 per licensee for customer maintenance services each year thereafter. However, until September 2003, we did not emphasize the marketing of customer maintenance services because we were focused on building our relationships with our users and we believed that not all of our users and potential users were accustomed to being charged for this type of service. In 2005, we offered customer maintenance service contracts to approximately 44,600 users, so that approximately 47.0% of the total number of users due for a maintenance contract renewal in 2005 paid for the renewal. In 2005, we recognized approximately RMB33.2 million (US$4.1 million) from provision of customer maintenance services.

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

We currently depend on our iDeclare.CIQ product for a substantial majority of our total net revenues and our failure to develop or license additional enterprise software or a decline in demand for iDeclare.CIQ could materially reduce our total net revenues.

Sales of iDeclare.CIQ accounted for approximately 85.2%, 87.1% and 79.3% of our total net revenues in 2003, 2004 and 2005, respectively. Any decrease in the demand for or price of iDeclare.CIQ, any increase in competition to iDeclare.CIQ, including but not limited to as a result of the PRC Inspections Administration's and iTowNet's endorsement of a comparable product, any failure by our company to develop additional enterprise software, any significant shift in our marketing efforts, any lasting or prolonged interruption that prevents our enterprise software from delivering data to government entities due to system failures or other factors, or any other adverse development specific to iDeclare.CIQ, could materially reduce our total net revenues. In February 2006, the PRC Inspections Administration commenced to promote and distribute a software product, which has certain basic functionalities similar to our iDeclare.CIQ, free-of charge to end-users. As a result of competition from such free software, our sales of iDeclare.CIQ have declined and will likely continue to decline. For example, we sold, together with our franchisees, approximately 1,500 software packages of iDeclare.CIQ during the first quarter of 2006, which is significantly lower than the approximately 8,000 software packages of iDeclare.CIQ sold by our company and our distributors and franchisees during the first quarter of 2005. In the event such decline continues, we expect to experience a significant decline in our total net revenues.

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

Our potential competitors may have greater marketing, programming, research and development, capital and other resources than we do. These resources could enable our potential competitors to take aggressive action to gain market share. Additionally, we may face competition from the free software distributed by the PRC Inspections Administration and from companies with established reputations and political relationships with PRC government agencies. If we do not compete effectively or if we experience any pricing pressure from our potential competitors, we may experience loss of market share and reduced profit margins and revenues.

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

If we grant employee share options and other share-based compensation in the future, our net income could be materially and adversely affected.

We adopted the 2003 Plan and the Amended and Restated 2004 Plan, or the Plans, in November 2003 and December 2005, respectively. As of December 31, 2005, we had granted options under the Plans with the right to purchase a total of 3,464,000 ordinary shares, of which 57,023 unexercised options had been returned to the pool of our ungranted options as a result of resignation from employment by a few former employees.

Until December 31, 2005 we accounted for options granted to our directors and employees in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB 25, and its related interpretations, which require us to recognize compensation expenses for share options we grant where the exercise price is less than the deemed fair value of our ordinary shares on the date of the grant. However, the Financial Accounting Standards Board, or the FASB, has issued Statement No. 123 (Revised 2004), “Share-Based Payments,” or SFAS 123(R), which requires all companies to recognize, as an expense, the fair value of share options and other share-based compensation to employees at the beginning of the first annual or interim period after June 15, 2005. As a result, beginning on January 1, 2006, we account for compensation costs for all share options including share options granted to our directors and employees using a fair-value based method and recognize expenses in our consolidated statement of operations in accordance with the relevant rules under U.S. GAAP, which may have a material and adverse effect on our reported earnings. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plan to us. However, if we reduce the scope of the Plans, we may not be able to attract and retain key personnel, as share options are an important employee recruitment and retention tool. If we grant employee share options or other share-based compensation in the future, our net income could be adversely affected.

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

As we believe is consistent with the practice of other software development companies in China engaged in government-related work, we often commence software development projects based on oral commitments from our customers. We may accrue substantial trade receivables in connection with such projects, because we seldom receive pre-payment or progress payments during the project. As a result, we may need to substantially increase our expenses without assurance that we will be paid for our software development services. Furthermore, we may not recognize any revenue from software development projects in any given period because we recognize revenue from such services only when a contract has been signed. For example, we did not recognize any revenue from software development projects during the first and second quarters of 2003. If our customers do not pay us, or delay paying us, for our software development services, our working capital requirements and expenses may increase without a corresponding increase in net revenues, which would adversely affect our profitability.

It may be difficult for us to maintain our market position and brand recognition in a rapidly developing market or in the face of competition, which could severely hamper our ability to operate profitably.

We believe that market position and brand recognition are critical to attracting potential customers in the PRC market. In particular, we believe that our sales through indirect channels such as our three franchisees rely significantly on our reputation and brand recognition. However, there is no assurance that we can retain our reputation or capitalize on our current leading market share, reputation or brand recognition as our market develops and attracts new competitors. Our failure to promote and enhance our brand name could result in reduced sales or slower growth, each of which may require us to increase spending on marketing or to increase fees to our franchisees, which could reduce our profitability.

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

We rely on a combination of copyrights, trademarks and other methods to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. In addition, there can be no assurance that others will not independently develop substantially equivalent intellectual property. We cannot be certain that the steps we have taken will prevent misappropriations of our technology. From time to time, we may have to resort to litigation or other measures to try to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. We may be unable to enforce our intellectual property rights even through litigation or other measures, particularly in China. See “— Risks related to doing business in China — The uncertain legal environment in China could limit the legal protections available to you and could adversely affect our ability to provide our products and services in China.” In particular, we are aware of an online video game company in China whose name is substantially similar to our name in Chinese. Although we have registered our trademarks in China, we cannot assure you that such company will not take actions against us for trademark infringement. We are in the process of registering our trademark outside of China.

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

All of our principal PRC operating subsidiaries enjoy or entitled to enjoy preferential tax treatment in the form of reduced tax rates or tax holidays provided by the PRC government or its local agencies or bureaus. Beijing New Take Electronic Commerce Limited, or Beijing New Take; Beijing Ninetowns Times Electronic Commerce Limited, or Ninetowns Times; Ninetowns Digital Technology Limited, or Beijing Digital currently benefit from a 15.0% preferential enterprise income tax, or EIT, rate. Beijing Ninetowns Ports Software and Technology Co., Ltd., or Ninetowns Ports, currently benefit from a 7.5% preferential EIT rate. Shanghai New Take Digital Technology Co., Ltd., or Shanghai New Take, currently benefit from a 16.5% preferential EIT rate. Beijing Ninetowns Network and Software Co., Ltd., or Ninetowns Network, and Guangdong Ninetowns Technology Co., Ltd., or Guangdong Ninetowns Technology, are currently entitled to exempt from EIT. As a result of these preferential tax treatments and the fact that a substantial portion of our income before tax is generated by our subsidiaries that are exempt from EIT, our effective income tax rate for 2005 was 0.4%. In addition, we also receive from the PRC government a 14.0% value added tax, or VAT, refund on sales of certain registered software. We cannot assure you that we will continue to enjoy this preferential tax treatment in the future, either due to a change in the PRC government’s tax policies or because a subsidiary fails to satisfy the financial and operational criteria necessary to maintain its eligibility for such preferential tax treatment. Any reduction in our preferential tax treatment could materially reduce our net income.

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

We do not believe that we were a PFIC for 2005. Although in the past we have operated our business and in the future we intend to operate our business so as to minimize the risk of being classified as a PFIC, there can be no assurance that we will not be a PFIC for 2006 and/or any later years, as PFIC status is re-tested each year and depends on the facts in the relevant year. In particular, fluctuation in the market price of our ADSs or ordinary shares may result in us becoming a PFIC in future years.

Our determination of whether we are a PFIC is not binding on the Internal Revenue Service. If we are treated as a PFIC during any year of a U.S. holder’s holding period with respect to our ADSs or ordinary shares, the U.S. holder will generally be required to treat certain excess distributions and any gain on the sale or other disposition of our ADSs as ordinary income and in some cases an interest charge will also apply, unless the U.S. holder makes a mark-to-market election. For a more detailed description of the tax consequences of the ownership of our ADSs, please see Item 10 of this annual report, “Additional Information — Taxation — United States federal income taxation.”

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

In addition, there can be no assurance that any growth in the PRC economy will be steady or that any slowdown will not have a negative effect on our business; that deflation will not reoccur in the PRC economy in the foreseeable future; or that the level of international trade to and from China will not cease to grow at historical rates or even decrease, which could negatively impact demand for our enterprise software. Finally, our results of operations and financial condition could be negatively affected by adverse changes in government monetary policies, import/export polices and regulations, tax regulations or policies and regulations affecting the software industry. In recent years, the PRC government implemented a number of measures, such as raising bank reserves against deposit rates, to place additional limitations on the ability of commercial banks to make loans, in order to slow growth in certain segments of the PRC economy it believed to be overheating. These actions, as well as future actions and policies of the PRC government, could result in a reduction in international trade activities involving China, which could in turn reduce the demand for our products and services.

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

PRC law requires that lessors of properties possess title certificates to the leased properties. We currently have approximately nine leases for properties that we use as employee housing or as our offices for technical support centers in Guangdong Province for which the lessors cannot provide copies of the required title certificates. If there are disputes over the ownership of any of these leased properties, our leases may be deemed invalid by the PRC courts and we may be forced to vacate these properties.

The recurrence of SARS or avian influenza may result in a reduction in business activity in and related to Asia, which could have an adverse effect on our total net revenues, growth and profits.

In early 2003, several economies in Asia, including Hong Kong and China, were affected by the outbreak of Severe Acute Respiratory Syndrome, or SARS. Several confirmed or suspected SARS cases were reported in early 2004 in Beijing and Anhui Province in China. In addition, new lethal outbreaks of avian influenza A (H5N1) infection among poultry were reported by several countries in Asia, including China in 2005. If there is a recurrence of an outbreak of SARS or avian influenza, it may adversely affect our total net revenues, growth and profits. For instance, a recurrence of SARS, avian influenza or any other epidemic may reduce the level of economic activity in affected areas and negatively impact international trade activities involving China, which could have a negative impact on our business. In addition, health or other government regulations may require temporary closure of our offices, government offices or the offices of our customers, which will severely disrupt our business operations and have a material adverse effect on our total net revenues, growth and profits.

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

Recent PRC regulations relating to offshore investment activities by PRC residents may increase our administrative burden and restrict our overseas and cross-border investment activity. If our shareholders who are PRC residents fail to make any required applications and filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC law.

In October 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund – raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which took effect on November 1, 2005. Notice 75 supersedes prior SAFE regulations promulgated in January and April of 2005. Notice 75 requires PRC residents to register with the relevant local SAFE branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them. The term “PRC residents” as used in Notice 75 includes PRC citizens as wells as other persons who habitually reside in the PRC for economic benefit. Such PRC residents are required to complete amended registrations with the relevant SAFE branch upon (i) injection of equity interests or assets of an onshore enterprise into the offshore entity, (ii) subsequent overseas equity financing by such offshore entity, or (iii) any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments, and providing security. PRC residents who have already incorporated or gained control of offshore entities that made onshore investments in the PRC before Notice 75 was promulgated was required to register with the relevant local SAFE branch on or before March 31, 2006. In addition, such PRC residents are required to repatriate into China all of their dividend profits or capital gains from their shareholdings in the offshore entity within 180 days of their receipt of such profits or gains.

The registration and amendment procedures set forth by Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investment or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds or the return of funds upon a capital reduction.

A number of terms and provision in Notice 75 remain unclear. Because of uncertainty over how Notice 75 will be interpreted and implemented, we cannot predict how it will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries' ability to conduct foreign exchange activities, such as remitting dividends and foreign-currency denominated borrowings, may be subject to compliance with Notice 75 requirements by our PRC resident shareholders. Despite our efforts to fully comply with the SAFE regulations, we cannot assure you that we will obtain, or receive waivers from, any necessary approvals or not be found in violation of the SAFE regulations or any other related foreign exchange regulations. In particular, we cannot assure you that we will be able to cause all our present or prospective PRC resident shareholders to comply with all SAFE regulations. A failure by our PRC resident shareholders to comply with Notice 75 or our inability to secure required approvals or registrations may subject us to fines or legal sanctions, limit our subsidiaries' ability to make distributions or pay dividends, restrict our overseas or cross-border investment activities or affect our ownership structure, any of which could affect our business and prospects.

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

Other than restrictions imposed by PRC law as set forth under Item 8 of this annual report, “Financial Information — Consolidated statements and other financial information — Dividend policy,” and except as set forth below our subsidiaries in China are not currently subject to any restriction that would prevent them from paying any dividend or any other form of distribution to us, but there can be no assurance that PRC legal restrictions will not prevent the payment of dividends or distributions in the future and deprive us of our primary source of funds.

Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the statutory general reserve fund, which requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiary and affiliate are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances, restricted portion amounted to approximately RMB499.9 million (US$62.0 million), or 40.1% of our total consolidated net assets as of December 31, 2005.

Even though we currently do not require any such dividends, loans or advances from our PRC subsidiaries, we may in the future require additional cash resources from our PRC subsidiaries due to changes in business conditions, to fund future acquisitions or developments, or merely to declare and pay dividends or distributions to our shareholders, although we currently have no intention to do so.

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

We are required to implement additional finance and accounting systems, procedures and controls in the future to satisfy new reporting requirements. Failure to complete the required assessment as to adequacy of our internal control reporting or unavailability of an unqualified report as to the effectiveness of our internal controls over financial reporting provided by our independent registered public accounting firm could result in the loss of confidence in the reliability of such controls, which may adversely affect the trading price of our ADSs.

As a public reporting company, we need to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission, including expanded disclosures and accelerated reporting requirements. Compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements may increase our costs and require additional management resources. We have recently been upgrading and implementing additional finance and accounting systems, procedures and controls and will need to continue to do so as we grow our business and organization and to satisfy new reporting requirements. If we are unable to complete the required assessment as to the adequacy of our internal control reporting or if our independent registered public accounting firm qualifies its report as to the effectiveness of our internal controls over financial reporting, investors could lose confidence in the reliability of our internal controls over financial reporting, which could adversely affect the trading price of our ADSs.

Item 4.	Information on the Company.
A.	History and development of the company

Our predecessor, Ninetowns Technology, a “share cooperative enterprise” formed under PRC law on March 22, 1995, focused on the research and development of software related to the declaration process, in addition to selling computer hardware and accessories. Through a series of restructuring transactions in 2000, Ixworth Enterprises Limited, or Ixworth, a company incorporated in the British Virgin Islands, acquired 90.0% of the equity interest of Ninetowns Technology. Such 90.0% equity interest acquired by Ixworth was held by New Take Limited, or New Take, and Shielder Limited, or Shielder, both Hong Kong companies, through their respective subsidiaries, Beijing New Take and Ninetowns Times. In September 2003, we issued 21,999,996 ordinary shares to Jitter Bug Holdings Limited, or Jitter Bug, the parent company of Ixworth. Jitter Bug simultaneously transferred 100.0% of the equity interest in Ixworth to us. We were incorporated in the Cayman Islands on February 8, 2002 as Ninetowns Digital World Trade Technology Holdings Limited. We changed our name to “Ninetowns Digital World Trade One Technology Holdings Limited” on June 11, 2002 and then to “Ninetowns Digital World Trade Holdings Limited” on April 7, 2003. On June 30, 2004, we signed definitive agreements to acquire the remaining 10.0% equity interest in Shanghai New Take for a consideration of RMB50,000 from Import & Export. From August to October 2004, we completed a series of reorganization transactions to acquire from our shareholder Value Chain International Limited, or Value Chain, the remaining 10.0% equity interest in Beijing New Take, Beijing Digital, Ninetowns Times, Ninetowns Ports and Shanghai New Take, as well as a 7.0% equity interest in Tsingdao Fujin, in exchange for 2,002,312 ordinary shares and US$5,876,540 in cash. On November 9, 2004, we effected a 4-for-1 split of our ordinary shares in preparation for our initial public offering. On December 3, 2004, we listed our ADSs on the Nasdaq National Market, under the symbol “NINE.” On December 8, 2004, we completed the initial public offering of our ADSs, each of which represented one ordinary share.

We conduct our business in China through eight PRC subsidiaries, namely (i) Beijing New Take, (ii) Beijing Digital, (iii) Ninetowns Times, (iv) Ninetowns Ports, (v) Shanghai New Take, (vi) Tsingdao Fujin Commerce and Finance Software Limited, or Tsingdao Fujin, (vii) Guangdong Ninetowns Technology and (viii) Ninetowns Network.

Ixworth formed Beprecise Investments Limited, or Beprecise, a British Virgin Islands Company, as a wholly-owned subsidiary in 2006.

Our principal executive offices are located at 5th Floor, Union Plaza, 20 Chaowai Street, Chaoyang District, Beijing 100020, People’s Republic of China. Our telephone number in China is (86 10) 6588-7788. We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent for service of process in the United States.

Our capital expenditures for 2003, 2004 and 2005, which totaled approximately RMB2.2 million, RMB52.5 million and RMB31.0 million (US$3.8 million), respectively, consisted primarily of purchases of computers, office equipment and motor vehicles as well as office premises. During 2003, 2004 and 2005, we paid deposits for the acquisition of property, plant and equipment in the amounts of nil, RMB49.7 million and RMB23.4 million (US$2.9 million), respectively. We anticipate that we will incur capital expenditures in 2006 of approximately RMB35.0 million (US$4.3 million) to purchase computers and software products to support our new software development projects, and approximately RMB15.0 million (US$1.9 million) to acquire office premises and office furniture as part of our effort to reduce office rental expenses in the future. We expect to use our cash flow from operations and our available cash to fund such capital expenditures (including capital expenditures for development of new software products and functions) and to execute our business strategy.

B.	Business overview

We are a leading PRC software company that enables enterprises and trade-related PRC government agencies to streamline the import/export process in China; we believe we are a leader in our market based on revenues and market share. We achieve this by leveraging our international trade expertise and our insight into the needs and procedures of trade-related PRC government agencies. To date, we have focused on providing enterprise software and related services for the completion over the Internet of the declaration process. In order to secure our market position, we assisted in designing and building, and continue to help maintain and upgrade, the electronic systems of the PRC Inspections Administration that enable our enterprise software to process electronic declarations over the Internet. We have pioneered the implementation of enterprise software that enables, among other things:

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

Our enterprise software products consists of standardized, easy-to-install applications that simplify the declaration and approval process for international trade enterprises. Our enterprise software automates and facilitates the processing of the required import/export declarations and approvals in a cost-efficient, user-friendly and legally-compliant manner over the Internet, utilizing an electronic infrastructure we helped build that links together numerous branch offices of the PRC Inspections Administration.

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

We believe the market for our enterprise software is large and relatively under-penetrated. The market for our enterprise software relating to the declaration process consists of international trade enterprises in China. According to the PRC Ministry of Commerce, there were approximately 510,000 foreign-invested companies registered to do business in China as of January 31, 2006, many of which engage in importing goods into and exporting goods from China, as well as millions of PRC-based companies which do not have foreign investment but which do engage in importing and exporting. Of these companies, as of December 31, 2005, only approximately 136,000 engaged in electronic import/export declaration processing. We believe approximately 122,000, or approximately 89.7%, of such users use our enterprise software to complete the declaration process with the PRC Inspections Administration.

In August 2005, the PRC Inspections Administration selected our company as the winning bidder in connection with the PRC Inspections Administration's request for proposals for the development of a software product that has certain basic functionalities similar to those of iDeclare.CIQ and iProcess.CIQ. The PRC Inspections Administration agreed to pay a one-time fee of RMB3.3 million (US$409,000) to purchase the ownership of the software product that we developed. The development of such software product was completed in December 2005 and the PRC Inspections Administration commenced to distribute such software products free-of-charge to end-users in February 2006. We believe that the distribution of free software products, while in the long-term would further increase the number of e-filers and in turn increase demand for our enterprise software services, would also have a significant adverse effect on our business, our results of operations and profitability in the short-term. For example, we sold, together with our franchisees, approximately 1,500 software packages of iDeclare.CIQ during the first quarter of 2006, which is significantly lower than the approximately 8,000 software packages of iDeclare.CIQ sold by our company and our distributors and franchisees during the first quarter of 2005.

In 2005, we derived 84.8% of our total net revenues from sales of enterprise software and 14.9% from software development services. Specifically, our enterprise software recognized net revenues of RMB113.8 million, RMB188.7 million and RMB203.5 million (US$25.2 million) in 2003, 2004 and 2005, respectively. We believe there were approximately 51,860, 95,000 and 122,000 licensees of our enterprise software registered on their data exchange platforms as of December 31, 2003, 2004 and 2005, respectively.

We intend to increase our revenues by leveraging and strengthening our market reputation, enhancing value for our clients through broader product offerings and improved customer maintenance services, expanding our client base through increased marketing, maintaining our leadership in technical and industry knowledge and pursuing selective strategic acquisitions and investments. However, given the uncertain impact on our business resulting from the distribution of free software products by the PRC Inspections Administration to end-users, we cannot predict the growth in our revenues, if there are any at all.

Advantages of our enterprise software products

Our enterprise software primarily facilitates declaration processing in a cost-efficient and user-friendly manner over the Internet, utilizing data exchange platforms that we helped build. The key advantages of our products are:

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

Competitive advantages

We believe we have achieved the leading position in our industry, in part, by establishing the competitive strengths described below:

First to market, setting the industry standard

We assisted in designing and building the electronic infrastructure used by the PRC Inspections Administration to accept and process electronic declarations. We believe our enterprise software for PRC Inspections Administration filings is perceived by our customers and others to be the industry standard in our market because:

•	we helped build the PRC Inspections Administration’s system for accepting and processing electronic declarations,
•	our enterprise software is highly reliable,
•	we believe our enterprise software was the first made available for electronic declaration processing with the PRC Inspections Administration,
•	we believe our enterprise software was the first product endorsed by the PRC Inspections Administration for use in such declarations, and
•	our enterprise software is being used by approximately 89.7% of all filers making electronic PRC Inspections Administration declarations.

Based on the foregoing, we believe we are the leading provider of enterprise software to international trade enterprises using the electronic declaration process in China.

Proven ability to establish and maintain collaborative relationships with the PRC Inspections Administration

We believe we were the first company to work with the PRC Inspections Administration to develop enterprise software related to the declaration process. As a result of our long-standing relationship with the PRC Inspections Administration, we have developed a detailed understanding of the PRC Inspections Administration’s and international trade enterprises’ declaration processing and other trade-related requirements. Mr. Wang and Ms. Dong also beneficially own a 49.0% equity interest in iTowNet, which is 51.0% owned by the PRC Inspections Administration and operates the data exchange platforms that interface between international trade enterprises using our enterprise software and the PRC Inspections Administration’s internal electronic processing system. We continue to work closely with the PRC Inspections Administration to refine our enterprise software to reflect changes in the PRC Inspections Administration’s information systems, procedures, rules and regulations and to create new software functions to address additional aspects of the declaration process. For more information regarding our relationship with the PRC Inspections Administration. See Item 3D of this annual report, “Risk factors – Risks related to our business – We currently generate substantially all of our total net revenues from either PRC government agencies or in connection with PRC government agency filings and approval procedures, and our failure to maintain a continued working relationship with certain PRC government agencies and, in particular, the PRC Inspections Administration, would result in the reduction or loss of substantially all of our total net revenues.” We also believe that our solid track record with the PRC Inspections Administration will assist us in establishing collaborative relationships with other PRC government agencies, such as PRC Customs.

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

Extensive distribution and support network

Currently, through our own distribution network and our franchisees, we maintain certain technical support centers, and also cooperate with our franchisees to jointly maintain certain technical support centers, in major coastal cities in Eastern and Southern China. Through them, we provide coverage, sales and marketing and customer maintenance services to most of the major import/export cities in China. By the end of 2006, we intend to have one additional franchisee, which, together with our existing support centers and our three franchisees, will eventually reach all of the major import/export cities in China.

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

Leverage and strengthen our market reputation by creating new products

We believe that we have a strong market reputation for enabling international trade enterprises to complete electronic declarations over the Internet efficiently and cost effectively. We intend to expand this brand recognition for PRC Inspections Administration-related products to other PRC trade-related government agencies and trade-related third parties such as banks, insurers and logistics providers. For example, we launched a new product series called iProcess.CIQ in June 2005, which enables international trade enterprises and their suppliers to submit product quality-related data to the PRC Inspections Administration throughout the production process over the Internet. Such information allows the PRC Inspections Administration to accelerate the approval process and provide better monitoring support. We believe that building a strong brand is an essential element of our sales and marketing strategy because brand recognition allows us to grow our revenues rapidly without incurring significant marketing costs.

Enhance value for existing clients through broader product offerings and improved customer maintenance services

We intend to develop new functions for our existing products to enhance the interaction between our users and the PRC Inspections Administration, other PRC trade-related government agencies and related third parties. For example, we are in the process of developing additional functions to further expand our existing iDeclare.CIQ products, such as applications for permits to import used equipment, paint, food and cosmetic products. In addition, we currently support our existing users jointly with our three franchisees through nine technical support centers operated and maintained by us and 24 technical support centers operated and maintained by our three franchisees located in the major coastal cities in Eastern and Southern China. We plan to expand our customer maintenance service capabilities by engaging at least one additional franchisee by the end of 2006.

Expand our client base through increased marketing and broader product offerings

We intend to grow our client base by expanding the use of our franchisees and our own distribution network for marketing and front-line technical support throughout China. In addition, we plan to upgrade all of our existing technical support centers to full-service customer relations management centers. As a result, we do not intend to engage new distributors in the near future. In addition, we intend to develop new products which will appeal to international trade enterprises that do not currently use our enterprise software. For example, we are developing a series of products for the electronic submission of numerous declarations to PRC Customs.

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

In January 2006, we entered into a non-binding letter of intent in which we agreed to acquire a minority interest in an e-commerce company located in Guangzhou, China, for approximately US$10.0 million. The completion of such investment is subject to the satisfaction of various conditions, including completion of due diligence and other customary closing conditions.

Products and services

In 2005, we derived 84.7% of our total net revenues from sales of enterprise software and 15.0% of our total net revenues from provision of software development services.

The products and services we offered in 2005 included the following:

Enterprise software

We have five enterprise software products currently available commercially or in trial version: (i) iDeclare.CIQ, (ii) iProcess.CIQ, (iii) User Message Agent, or UMA, (iv) iMonitor.CGA and (v) iValue.

iDeclare.CIQ series

Commercially introduced in August 2000, the iDeclare.CIQ series of products enables international trade enterprises to complete the declaration process electronically over the Internet. We initially offered the iDeclare.CIQ basic package, which included two separate software functions, for a one-time license fee of RMB6,800, including one year of customer maintenance services. In September 2001, we started to offer the current iDeclare.CIQ basic package, which includes six separate software functions, for a one-time license fee of RMB4,500, including one year of customer maintenance services. We charge RMB1,500 for each additional year of customer maintenance services. In 2003, 2004 and 2005, we generated RMB113.2 million, RMB175.5 million and RMB186.5 million (US$23.1 million), respectively, of net revenues from sales of the iDeclare.CIQ basic package and related customer maintenance services (including the per declaration fees as described below), which represented a substantial portion of our net revenues from sales of enterprise software in each of those periods.

A limited number of our iDeclare.CIQ users, substantially all of whom are located in Dongguan, China, do not pay a one-time license fee or annual customer maintenance service fees. Instead, such users pay a fee of RMB20 per declaration filing made using iDeclare.CIQ. Net revenues from sales of enterprise software included RMB23.1 million, RMB24.1 million and RMB23.6 million (US$2.9 million) of such per-use fees, or 20.3%, 12.8% and 11.6% of our net revenues for sales of enterprise software in 2003, 2004 and 2005, respectively.

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

The table below sets forth the benefits of electronic filings, as compared to paper filings:

Traditional paper-based filing method	iDeclare.CIQ electronic filing method
declaration form filled manually	electronic input minimizes mistakes arising from illegible handwriting
declaration form physically submitted to the PRC Inspections Administration	submission of electronic declaration form reduces cost and time
long waiting time in the process of declaration	no physical queue-up for submission required
incomplete information or mistakes in declaration	built-in error detection function helps prevent

form cause delay, stress and additional costs	omissions and mistakes

iProcess.CIQ

In June 2005, we launched iQS, one component of a new product series called iProcess.CIQ, in certain major cities of the PRC including Ningbo, Qingdao, Dalian, Hangzhou, Jinan, Tianjin and Shanghai. iProcess.CIQ enables international trade enterprises and their suppliers to submit product quality-related data to the PRC Inspections Administration throughout the production process. In addition, iProcess.CIQ enables manufacturers to submit production-related data over the Internet to the PRC Inspections Administration regarding the nature and quality of the components and materials being used by the manufacturers in creating their products. Such information can be submitted prior to the manufacturers’ exporting their products from the PRC. The PRC Inspections Administration may, but is not required to, use such information to assess the products and determine whether an inspection is necessary prior to such products being exported from the PRC. A determination by the PRC Inspections Administration that an inspection is not required will likely expedite the declaration process for such products.

Furthermore, users of our iDeclare.CIQ product series that have paid their annual maintenance fees may share data between the iDeclare.CIQ and iProcess.CIQ product series. This will not only reduce data input requirements for iDeclare.CIQ users, but may also encourage existing iDeclare.CIQ product series users to pay their annual maintenance fees.

In 2005, we generated RMB3.3 million (US$409,000) of net revenues from sales of the iProcess.CIQ basic package.

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

In 2005, we recognized RMB13.5 million (US$1.7 million) in net revenues from sales of the UMA series of enterprise software and related customer maintenance services.

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

In 2003, we provided software development services primarily to eGrid in connection with eGrid’s contracts to provide software development services for iTowNet. Under this arrangement, eGrid designs software for iTowNet and subcontracts the software coding work to us. We enter into all contracts with iTowNet and eGrid on an arm’s length basis. See Item 7 of this annual report, “Major Shareholders and Related Party Transactions — Related party transactions.” On January 27, 2005, we entered into a software development contract with the PRC Inspections Administration pursuant to which we contracted to develop an internal Decision & Support System for the PRC Inspections Administration for RMB5.6 million.

On February 16, 2006, we entered into a software development contract with the PRC Inspections Administration pursuant to which we contracted to develop an electronic monitoring system for the PRC Inspections Administration for RMB3.3 million (US$409,000).

On August 17, 2005 and November 7, 2005, we entered into two software development contracts with The State Administration of Foreign Exchange, or SAFE. Pursuant to these contracts, we contracted to develop a “high frequency debt and market forecasting system” and an “international income and expenses statistics monitoring system” for SAFE for RMB730,000 and RMB1.12 million, respectively.

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

The iCSP platform is a modular, scalable and secure client/server architecture, which suits the rapidly changing demands of enterprise users. The basic software architecture of the iCSP platform allows for (i) dynamic application management for enterprise users, (ii) seamless data exchange among multiple enterprises and government agencies and (iii) automatic data synchronization.

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

Additional iValue modules

We are currently developing additional functions to complement iValue to process status enquiries for a user’s PRC Inspections Administration filings and to allow for enrollment in online courses, such as customs declarer examinations. We expect our research and development of enrollment in online courses functions and our additional process status enquiries functions to be completed by late 2006.

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

Production and hardware design

The principal steps involved in production of our enterprise software are duplicating CDs, printing boxes and related materials such as user manuals, and assembling and shipping our final products. We have production arrangements with several outside contractors under which they provide all necessary outsourced production services related to our enterprise software. We produce enterprise software packages on an as-necessary basis and keep only a small inventory in our headquarters in Beijing. We have designed the configuration of some data-gathering hardware, for example cameras, for use with

iMonitor.CGA although customers may also use their own hardware. The hardware we design is produced by third party vendors.

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

Sales and marketing

We have implemented our sales and marketing initiative in three phases. In the first phase, we relied mainly on direct sales of new software products to international trade enterprises. In the second phase, we used authorized distributors to reach additional international trade enterprises. We are currently implementing the third phase of our sales and marketing initiative by helping third parties establish franchisee to sell our software products. Our intention is to continue to use a focused strategy designed to further enhance our brand name and acquire new customers by recruiting franchisees, who will use the “Ninetowns” brand name in the sales and marketing of our enterprise software.

Direct sales and marketing

As of December 31, 2005, we had a sales and marketing force consisting of approximately 450 people, divided into two principal sales regions: the northern and southern regions of China. Each principal sales region is managed by a general manager. Our sales and marketing representatives also perform customer maintenance services.

The market operations center at our principal executive offices in Beijing is responsible for national marketing policies, strategies and budgets. The market operations center is divided into two departments: the corporate communication department and the market operations department.

The corporate communication department is responsible for brand promotion, package design and marketing functions. The market operations department is responsible for the collection of marketing intelligence. In addition to the corporate communication department and the market operations department, we also have salespersons in our own nine technical support centers. We are in the process of upgrading such technical support centers to provide sales and marketing functions in addition to technical support. The salespersons in such centers are responsible for regional marketing strategies, including (i) organizing promotional conferences in which existing and potential clients are introduced to our products, and (ii) participating in national and regional trade shows. On the local level, our salespersons promote our enterprise software products mainly by holding seminars for international trade enterprises, making telephone calls to potential customers and sending promotional materials by mail.

Our annual sales targets are set by our general managers of sales and marketing according to regional sales plans and are reviewed quarterly. We have an incentive-based sales scheme whereby salespersons are rewarded based on achievement of sales targets.

Sales by authorized distributors

We had previously contracted with distributors to undertake marketing, distribution and service activities in certain provinces in China where we do not have any offices or where our customer maintenance service capabilities are insufficient to serve and support our international trade enterprise clients. However, it is our current strategy to develop our distribution and technical support network through franchisees. As of December 31, 2005, the distribution agreements with our two authorized distributors: Panyu and Tomorrow Technology, expired and we chose not to renew them due to our plans to develop our franchisee network.

For 2003, 2004 and 2005, net revenues from sales of enterprise software we recognized from our authorized distributors amounted to approximately RMB48.8 million, RMB77.0 million and RMB71.4 million (US$8.9 million), respectively.

Sales by our franchisee

It is our current strategy to expand our franchisee network to undertake marketing, distribution and service activities using the “Ninetowns” brand name. As of December 31, 2005, we had two franchisees, Ninetowns Enke and Ninetowns Zhi Fang. Our franchise agreement with Ninetowns Enke was entered into in February 2004. Pursuant to the franchise agreement, Ninetowns Enke agreed to a minimum sales commitment of RMB50.0 million for the two years ended February 14, 2006 and a sales discount of RMB1,000 per each iDeclare.CIQ package purchased from our company. In addition, Ninetowns Enke also agreed to act as our sales agent to sell after sales maintenance services for our enterprise software to our customers. On April 22, 2004, we agreed with Ninetowns Enke to amend the franchise agreement to revise certain pricing terms. This agreement has a two-year term and contains minimum sales commitments. On May 12, 2006, we entered into a new franchise agreement with Ninetowns Enke for iDeclare.CIQ. This agreement has a two-year term and does not contain any minimum sales commitment. Our franchise agreements with Ninetowns Zhi Fang were entered into in May 2005 for two of our software products, iProcess.CIQ and iDeclare.CIQ. Each of these franchise agreements has a two-year term and does not contain any minimum sales commitment. In January 2006, we engaged Beijing Ninetowns Xin He Software Technology Co., Ltd., or Ninetowns Xin He, as our newest franchisee. The franchise agreement with Ninetowns Xin He has a two-year term and does not contain any minimum sales commitment. Our franchisees provide customer maintenance services to our enterprise software users. We intend to focus on establishing new franchisee arrangements in the future.

For 2004 and 2005, net revenues from the sale of enterprise software generated by our franchisee amounted to approximately RMB25.2 million and RMB50.8 million (US$6.3 million), respectively.

Customers

In 2005, our customers for sales of enterprise software include our two former distributors and our franchisees, and international trade enterprises that we sell our software to directly. Our users are engaged in a wide variety of import and export activities in China. For 2003, 2004 and 2005, our five largest enterprise software customers, which consisted primarily of our distributors and franchisees, accounted for approximately 44.3%, 56.0% and 60.1%, respectively, of our net revenues from sales of enterprise software.

Our customers for software development services include the PRC Inspections Administration, iTowNet and eGrid. We did not recognize any net revenues from provision of software development services until 2002. iTowNet and eGrid accounted for substantially all of our net revenues for provision of software development services in 2003, 2004 and 2005.

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

Our franchisees also provide customer maintenance services, including help-desk support via telephone or e-mail, site visits for maintenance procedures and software training.

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

Each of our technical support centers functions as a call center that responds to calls from customers located in the surrounding areas. As of December 31, 2003, 2004 and 2005, we had 283, 360 and 454 customer service and technical support employees, respectively.

Competition

We believe there are only two enterprise software products, namely our iDeclare.CIQ and “Easy Inspection” offered by Ronji, that have been endorsed by the PRC Inspections Administration. We are not aware of any other products or services which compete with our enterprise software. Therefore, we believe we only have one competitor engaged in providing enterprise software to international trade enterprises for transactions with the PRC Inspections Administration. In addition, we face competition from the PRC Inspections Administration’s free software product.

We compete with several software developers in bidding for software development projects. In particular, we compete against eGrid, which is a related party of our company and one of our major customers in our software development business, to provide software development services to iTowNet.

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

As of December 31, 2005, we had registered 30 software copyrights and three trademarks in China. Although we have no registered trademarks outside China, we are in the process of registering certain of our trademarks in the United States and Hong Kong.

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

We are aware of an online video games company in China whose Chinese name is substantially similar to ours and which may therefore infringe on our trademark.

New Business

We are currently in the process of exploring potential opportunities related to international trade. We commenced market research in the first quarter of 2006 and we are currently evaluating various business models and experimenting with new products. We cannot predict if or when any of such efforts will be completed.

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

New regulation relating to the administration of an office

In April 2006, State Administration of Industry and Commerce, Ministry of Commerce, State General Custom and State Administration of Foreign Exchange jointly promulgated “Implementation Opinion on Certain Issues about Application of Laws on Administration of Approval and Registration for Companies with Foreign Investment”, or the Opinion. According to the Opinion, the registration for companies with foreign investment apply to companies registered under the PRC Company Law, as amended on October 27, 2005 and effective on January 1, 2006, and the Regulations on Administration of Companies, amended on December 18, 2005, except otherwise stipulated by the laws and regulations specifically governing companies with foreign investment. According to the Opinion, the registration of offices established by companies with foreign investment is required to cease. The Opinion also provides that the procedures of variation or renewal for the offices that have been registered will not be carried out. Once the operating term of an office expires, the procedure of “cancellation of registration” will be implemented. If necessary, such company can choose to establish a branch office.

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

Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the statutory general reserve fund, which requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiary and affiliate are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances, restricted portion amounted to approximately RMB499.9 million (US$62.0 million), or 40.1% of our total consolidated net assets as of December 31, 2005.

Even though we currently do not require any such dividends, loans or advances from our PRC subsidiaries, we may in the future require additional cash resources from our PRC subsidiaries due to changes in business conditions, to fund future acquisitions or developments, or merely to declare and pay dividends or distributions to our shareholders, although we currently have no intention to do so.

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

We conduct substantially all of our business through eight PRC subsidiaries in China. The following diagram illustrates our subsidiaries, their country of incorporation and the proportion of our ownership of each as of June 15, 2006.

Ninetowns Digital World Trade Holdings Limited (a Cayman Islands company)
100%
Ixworth Enterprises Limited (a British Virgin Islands company)
100%
100%
100%
New Take Limited (a Hong Kong company)
Beprecise Investments Limited (a British Virgin Islands company)
Shielder Limited (a Hong Kong company)
100%
100%
90%
Better Chance International Limited (a British Virgin Islands company)
Asia Pacific Logistics Limited (a British Virgin Islands company)
90%
10%
10%
Outside China
In China
Beijing New Take Electronic Commerce Limited
Beijing Ninetowns Times Electronic Commerce Limited
10%
80%
20%
30%
Beijing Ninetowns Digital Technology Limited
90%
10%
Shanghai New Take Digital Technology Limited
20%
Beijing Ninetowns Ports Software and Technology Co., Ltd.
80%
70%
Tsingdao Fujin Commerce and Finance Software Limited
90%
Guangdong Ninetowns Technology Co., Ltd.
70%
Beijing Ninetowns Network and Software Co., Ltd.

For details of the above subsidiaries, see “— History and development of the company.”

D.	Property, plant and equipment

Our principal executive offices occupy a total of approximately 2,330 square meters on the 5th, 12th and 17th floors of Union Plaza, 20 Chaowai Street, Chaoyang District, Beijing 100020 PRC. In addition, we occupy a representative office of approximately 200 square meters at Suites 1705-6, 17/F, Two Chinachem Exchange Square, 338 King’s Road, North Point, Hong Kong. As of May 31, 2006, we have also leased facilities in the following cities and municipalities to serve as technical support centers:

Location	Office space (in square meters)	Number of employees
Guangdong Province
Dongguan	1,280.00	38
Guangzhou	305.00	57
Foshan	74.00	9
Huizhou	70.00	5
Shunde	140.00	8
Zhongshan	54.00	8
Zhuhai	45.00	6
Beijing	70.00	2
Shanghai	96.00	22
Total	2,134.00	155

During 2005, we transferred a number of technical support centers to our franchisees in an effort to reduce the number of technical support centers that we operate on our own. We currently support our existing users jointly with our three franchisees through nine technical support centers operated and maintained by us and 24 technical support centers operated and maintained by our three franchisees located in the major coastal cities in Eastern and Southern China.

Ninetowns Ports acquired, subject to the receipt of the necessary title certificates, four residential units in the Sing Sun Building in Guangzhou, with aggregate space of approximately 355 square meters and uses such premises as employee housing for our employees in Guangzhou.

Ninetowns Times owns two commercial units in the Qingdao Bai Sing Building in Qingdao, with aggregate space of approximately 384 square meters and uses such commercial units as offices. Ninetowns Times also acquired, subject to the receipt of the necessary title certificates, an eight-storey building in Fengtai, with aggregate space of approximately 2,207 square meters and uses such building as a call center for our technical support services and also as a research and development center.

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

Overview

We are a leading PRC software company that enables enterprises and trade-related PRC government agencies to streamline the import/export process in China; we believe we are a leader in our market based on revenues and market share. We achieve this by leveraging our international trade expertise and our insight into the needs and procedures of certain trade-related PRC government agencies. To date, we have focused on providing enterprise software and related customer maintenance services for the completion over the Internet of the declaration process. In order to secure our market position, we assisted in designing and building, and continue to maintain and upgrade, the electronic systems of the PRC Inspections Administration, that enable our enterprise software to process electronic declarations over the Internet.

We generated total net revenues of RMB132.9 million, RMB201.5 million and RMB239.9 million (US$29.7 million) in 2003, 2004 and 2005, respectively. The increase in our total net revenues was due to increased sales of our enterprise software and related services, increased demand for our software development services and the overall growth of the import/export market in China. Our net income in 2003, which included a stock-based compensation expense of RMB35.0 million, was RMB41.2 million, increasing to RMB134.0 million in 2004. Our net income in 2005 was RMB151.6 million (US$18.8 million), representing a 13.2% increase from 2004. We believe there were approximately 51,860, 95,000 and 122,000 licensees of our enterprise software registered to effect electronic import/export processing with the PRC Inspections Administration as of December 31, 2003, 2004 and 2005, respectively.

The major factors affecting our results of operations and financial condition include:

Focus on sales of enterprise software and software development services

Our predecessor, Ninetowns Technology, was formed in 1995 to focus on the research and development of software related to the declaration process, in addition to selling computer hardware and accessories. During the first several years of our operations, our net revenues from computer hardware sales constituted almost all of our total net revenues and provided the necessary funding for our development of software related to the declaration process. As we developed, we engaged in three main lines of business: (i) sales of enterprise software and related customer maintenance services, (ii) provision of software development services, and (iii) sales of computer hardware and accessories. Since 2001, we have shifted our business focus from sales of computer hardware and accessories to sales of enterprise software and related customer maintenance services and provision of software development services. Sales of computer hardware and accessories accounted for an insignificant percentage of our total net revenues in 2005 and are expected to be a negligible part of our business in the future. We intend to continue deploying our resources on sales of enterprise software and related customer maintenance services and provision of software development services that enable enterprises and trade-related PRC government agencies to streamline the import/export process in China.

Growth of the import/export industry in China

Our financial results have been, and we expect them to continue to be, affected by the growth of the import/export industry in China. According to Global Insight, the total value of import/export transactions in China reached approximately US$1.4 trillion in 2005, up from approximately US$851.6 billion in 2003 and approximately US$1.2 trillion in 2004. As a result of China’s accession into the WTO in 2001, tariffs imposed by China on all imported goods are expected to be reduced and PRC-imposed import quotas and permit requirements are expected to be gradually eliminated. We believe the combination of a rapidly growing PRC economy and China’s accession to the WTO will accelerate the growth of the import/export industry in China, and as a result create additional demand for our products and services.

Increase in number of potential users

The number of users of our enterprise software has increased significantly since we first launched our iDeclare.CIQ software products in August 2000. This increase is partially attributable to the increasing number of PRC international trade enterprises and partially attributable to the increasing demand from such enterprises for more efficient import/export processing methods. We expect an increase in the number of PRC international trade enterprises as the PRC economy continues to expand. We believe this in turn will increase demand for our enterprise software and related customer maintenance services and software development services, as international trade enterprises seek an efficient means of completing the declaration process.

In August 2005, the PRC Inspections Administration selected our company as the winning bidder in connection with the PRC Inspections Administration's request for proposals for the development of a software product that has certain basic functionalities similar to those of iDeclare.CIQ and iProcess.CIQ. The PRC Inspections Administration agreed to pay a one-time fee of RMB3.3 million (US$409,000) to purchase the ownership of the software product that we developed. In February 2006, the PRC Inspections Administration commenced to distribute such software products free-of-charge to end-users. We believe that the distribution of free software products, while in the long run will likely increase the number of e-filers and hence increase demand for our enterprise software services, would have a significant adverse effect on our total net revenue, our results of operations and profitability in the short-term. For example, we sold, together with our franchisees, approximately 1,500 software packages of iDeclare.CIQ during the first quarter of 2006, which is significantly lower than the approximately 8,000 software packages of iDeclare.CIQ sold by our company and our distributors and franchisees during the first quarter of 2005.

Expanding our user base through franchisees

We believe our user base has substantial growth potential due to the high number of international trade enterprises that possess import/export rights in China. According to the PRC Ministry of Commerce, there were approximately 510,000 foreign-invested companies registered to do business in China as of January 31, 2006. In addition, there are numerous PRC-based companies that possess import/export rights. A key component of our growth strategy is to secure new customers through the efforts of our franchisees and we intend to engage additional franchisees to expand our marketing and distribution network. Currently, we have engaged three franchisees to undertake marketing, distribution and service activities in China.

Description of revenues, cost items and trade receivables

We operate in three lines of business: (i) sales of enterprise software, (ii) software development services, and (iii) sales of computer hardware and accessories. Currently, our total net revenues are primarily derived from our sales of enterprise software. Our net revenues from sales of computer hardware and accessories constituted less than 1.0% of our total net revenues for 2005.

Total net revenues

Currently, we generate total net revenues primarily from (i) sales of enterprise software products and fees from customer maintenance services, (ii) fees from software development services, and (iii) sales of computer hardware and accessories.

We derived RMB20.4 million, RMB51.7 million and RMB89.1 million (US$11.0 million), or 15.4%, 25.6% and 37.1% of our total net revenues in 2003, 2004 and 2005, respectively, from our related parties iTowNet and eGrid, which are two of our major customers for software development services, and Ninetowns Enke, which is one of our franchisees.

Our total net revenues are net of business tax and VAT, but include VAT refunds as discussed below. Our sales of enterprise software products and computer hardware and accessories are generally subject to a VAT of 17.0%. Our fees charged for software development services and customer maintenance service for enterprise software products are generally subject to a 5.0% business tax. Pursuant to the laws and regulations of the PRC, three of our subsidiaries in China are entitled to a refund of the 14.0% VAT for certain self-developed software products. We recognize the VAT refunds at the same time we recognize net revenues from sales of enterprise software. VAT refunds are included in our net revenues from sales of enterprise software. In 2005, we recognized RMB19.8 million (US$2.4 million) in VAT refunds. We cannot predict how much our net revenues from sales of our enterprise software or software development services will increase in the future, or if they will increase at all.

Enterprise software. Our net revenues from enterprise software are derived primarily from sales of our iDeclare.CIQ basic package and related customer maintenance service fees. We charge users of iDeclare.CIQ a license fee of RMB4,500 per software package, which includes a one-year customer maintenance service period. We also charge RMB1,500 for each additional year of customer maintenance services. In June 2005, we launched our iProcess.CIQ basic package and related customer maintenance service. We charge users of iProcess.CIQ on the same terms as those for iDeclare.CIQ. Enterprise software revenues and fees from customer maintenance services are recognized ratably over a 12-month period. Enterprise software revenues received or receivable but not yet recognized are accounted for as short-term unearned revenue on our balance sheets. Short-term unearned revenue is reduced proportionately as enterprise software revenues are recognized ratably over the 12-month period.

In addition to direct sales, we also sold our enterprise software to our distributors and franchisees for further sale to users. As of December 31, 2005, the distribution agreements with our former distributors, Panyu and Tomorrow Technology, expired and we chose not to renew them due to our efforts to develop our franchisee network. In June 2005 and January 2006, we engaged two new franchisees and we currently have three franchisees. Our per-unit license fee for enterprise software products charged to our distributors and franchisee is based on our negotiated sales arrangement with the distributor or franchisee, and is less than the RMB4,500 per-unit license fee we receive from direct sales. We also sell iDeclare.CIQ on a fee-per-declaration filing basis to a limited number of users, substantially all of whom are located in Dongguan, China. Our ability to grow our net revenues from sales of enterprise software will depend on (i) the rate of increase in the number of new users of such product, (ii) the market’s acceptance of our planned new software products, (iii) the success of our plans to engage additional franchisees, and (iv) our increased efforts in marketing our customer maintenance services to our users. It is currently unclear how the distribution of free enterprise software by the PRC Inspections Administration affects our ability to grow our net revenues from sales of enterprise software.

Notwithstanding that we intend to charge for such maintenance services, we believe our users and potential customers are not accustomed to being charged for this type of service and it is unclear to us how many of our users will pay for such maintenance services. In 2005, we collected customer maintenance service fees from approximately 44,600 users, representing approximately 47.0% of our users due to renew their maintenance service. We intend to continue to increase our marketing and collection efforts with respect to these customer maintenance service fees. We expect our profit margin from sales of enterprise software to decrease if the VAT refund is eliminated or reduced by the PRC tax authorities. We expect net revenues from per declaration filing fees to increase with our increased sales of enterprise software, but to remain stable as a percentage of our total net revenues.

Software development services. Our net revenues from software development services are derived primarily from contracts related to PRC government agency software development projects, such as our services for the PRC Inspections Administration and the data exchange platforms operated by iTowNet, which is our related party, and our services for eGrid, which is also our related party. As we believe is consistent with the practice of other software development companies in China engaged in government-related work, we often commence work on software development projects based on oral commitments from our customer and sign the contract after the commencement of work. Once a contract has been signed, we begin recognizing net revenues from these projects based on the percentage-of-completion method, in which revenue recognition is based on the man-hours spent and the costs invested in the project. Billing is generally done periodically in accordance with predetermined milestones as established by the contract. We expect net revenues from software development services to increase as we are engaged by additional PRC government agencies, such as PRC Customs, to perform such services, but we cannot predict how much such revenues will grow in the future, or if they will grow at all.

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

Enterprise software. Our enterprise software consists of standardized software, the production of which involves minimal cost. We have production arrangements with several outside contractors, under which they produce the compact discs that contain our software and charges us a fee for such services. We package such compact discs with compact disc holders and ship the packages from our Beijing headquarters to our branch offices, distributors and franchisee. As a result, the cost of revenues for sales of enterprise software consists mainly of outsourcing costs to those outside contractors and costs associated with packaging and shipping of software. We expect our cost of revenues from sales of enterprise software to increase as a percentage of our total net revenues because we will be required to recognize additional cost of revenues after we commercially introduce iMonitor.CGA, since the costs associated with iMonitor.CGA as a percentage of net revenues from sales of enterprise software are higher than the costs associated with iDeclare.CIQ.

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

Operating expenses

Our operating expenses consist of (i) selling expenses, (ii) general and administrative expenses, (iii) research and development expenses, and (iv) allowance for doubtful debts. We do not allocate operating expenses to individual lines of business when making decisions about allocation of resources or assessing the performance of our lines of business.

Selling expenses. Selling expenses consist primarily of sales, marketing and personnel expenses, customer service expenses, associated rental expenses, marketing and advertising expenses and travel and entertainment expenses for our sales and marketing staff. We expense all selling expenses as they are incurred. As we engage additional franchisees to expand our marketing and distribution network, we expect to significantly decrease the number of our sales and marketing staff. On the other hand, we expect to expand our marketing and advertising campaigns to compete with the free software distributed by the PRC Inspections Administration. In addition, we intend to increase incentive payments to salespersons to promote our enterprise platform products. However, if we decide to engage in a new line of business, we expect to increase the number of our sales and marketing staff to promote that business. As a result of the above, we generally do not expect a significant change in our selling expenses.

General and administrative expenses. General and administrative expenses consist primarily of personnel expenses, office rental expenses, general office expenses, travel and entertainment expenses and professional fees. We expense all general and administrative expenses as they are incurred. In 2005, we incurred substantially higher general and administrative expenses than in earlier years (excluding the impact of stock-based compensation charge of RMB35.0 million in 2003) as a result of increases in (i) professional fees incurred related to our status as a public company, (ii) insurance premiums for directors and officers insurance and (iii) depreciation and amortization charges on fixed assets and intangible assets. We do not expect our general and administrative expenses to increase significantly in 2006.

On February 22, 2002, our former principal shareholder, Jitter Bug, transferred a 6.0% ownership interest in our company, which is currently equal to 1,320,000 ordinary shares, to one former and three current members of our senior management for an aggregate consideration of HK$40. In accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB No. 25, we have accounted for this transaction as a contribution to capital by Jitter Bug with an offsetting charge to stock compensation expenses in an amount determined by the difference between the amount paid for, and the fair value of, the shares transferred. We were a shell company on the date of transfer and accordingly there was little or no value attributable to the interest transferred. On September 27, 2003, Jitter Bug transferred all of its interests in our current PRC operating subsidiaries, which were held by Ixworth, to us. Such transfers resulted in a new measurement date for the interests transferred and accordingly, we recorded a compensation charge of RMB35.0 million in 2003. Such compensation charge has been included in general and administrative expenses. In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123 (revised 2004), “Share-Based Payment”, or SFAS No.123-R, which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation”. SFAS No. 123-R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on the grant-date fair values. Pro forma disclosure previously permitted under SFAS No. 123 is no longer an alternative. The new standard, as recently amended, will be effective in the annual reporting period beginning after January 1, 2006. As a result, we may incur employee stock-based compensation expenses in the future.

Research and development expenses. Research and development expenses consist primarily of research and development personnel expenses and associated rental expenses. We expense research and development expenses as they are incurred. In addition, because technological feasibility for our software products ordinarily occurs right before such products are commercially launched and because costs incurred between technological feasibility and commercial launch are immaterial, such costs are expensed as incurred. We expect our research and development expenses to increase as a result of (i) our investment in the research and development of new enterprise platform products, (ii) an increase in the number of research and development personnel, (iii) an expected increase in our potential new business ventures and (iv) our investment in software licenses for development tools to increase the productivity of our overall research and development efforts.

Allowance for doubtful debts. Allowance for doubtful debts represents the expense we recognize on the estimated credit losses from our regular assessments of the collections and current credit information of our outstanding trade receivables. We expect our allowance for doubtful debts to remain stable in the future as a result of our increased efforts in evaluating the credit risk of our customers.

As a result of the cumulative effect of the factors described above, we expect in the future our total operating expenses will increase.

Taxation

Under the current laws of the Cayman Islands and the British Virgin Islands, neither our company, Ixworth, Better Chance International Limited nor Asia Pacific Logistics Limited is subject to tax on its income or capital gains. In addition, payment of dividends by either company is not subject to withholding tax in those jurisdictions.

PRC enterprise income tax. Our PRC operating subsidiaries are subject to PRC EIT on their taxable income. Pursuant to PRC tax laws, EIT is generally assessed at the rate of 33.0% of taxable income.

Beijing New Take, Ninetowns Times and Beijing Digital are afforded favorable tax treatment and are only subject to a 15.0% EIT. Shanghai New Take and Ninetowns Ports are also afforded favorable tax treatment. Shanghai New Take was exempt from EIT from January 1, 2003 to December 31, 2004 and is subject to a 16.5% EIT from January 1, 2005 to December 31, 2007. Ninetowns Ports was exempt from EIT from August 1, 2003 to December 31, 2005 and is subject to a

7.5% EIT for the period from January 1, 2006 to December 31, 2008. Tsingdao Fujin and Ninetowns Network have not generated any profits and has not applied for tax exemptions or reductions. Guangdong Ninetowns Technology is entitled to exempt from EIT from January 1, 2006 to December 31, 2007. Ninetowns Network is entitled to exempt from EIT from January 1, 2006 to December 31, 2008.

Beijing Digital, Beijing New Take, Ninetowns Times, Ninetowns Ports and Ninetowns Network have qualified as “new and high technology enterprises” and have been granted preferential EIT rates based on such status. Shanghai New Take has also been granted preferential EIT rates based on its status as a software company. Relevant PRC government authorities specify certain financial and operational criteria for a company to comply with in order to maintain its status as a new and high technology enterprise.

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

Value-added tax. Our PRC operating subsidiaries are also generally subject to a 17.0% VAT on sales of computer hardware and accessories and our enterprise software products. Pursuant to PRC tax regulations, Ninetowns Times, Beijing Digital and Ninetowns Ports are entitled to a 14.0% VAT refund on sales of certain registered self-developed software products. Our net revenues from sales of such enterprise software include VAT refunds in the amount of RMB10.9 million, RMB17.4 million and RMB19.8 million (US$2.4 million) in 2003, 2004 and 2005, respectively.

Upon expiration of these preferential EIT rates and VAT refunds, we will consider available options, if any, in accordance with applicable law, that would enable us to qualify for further tax incentives.

Trade receivables

Our trade receivables from external customers and trade receivables from related parties consist primarily of amounts due from our distributors and franchisee for enterprise software delivered to them and amounts billed but not paid for our software development services. Our trade receivables balance due from related parties was RMB29.8 million (US$3.7 million) in 2005.

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

As we believe is consistent with the practice of other software development companies in China engaged in government-related work, we often commence work on software development projects based on oral commitments from our customer and sign the contract after the commencement of work. Once a contract has been signed, we begin recognizing revenues from these projects based on the percentage-of-completion of the contracts, in which revenue recognition is based on the man-hours spent and the costs invested in the projects. Billing is generally done periodically in accordance with predetermined milestones as established by the contract. The determination of percentage-of-completion with reference to man-hours spent and the costs invested in the projects requires significant judgment.

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

Stock-based compensation

Our 2003 Plan and our Amended and Restated 2004 Plan allow the grant of share options to our employees and directors. We account for all employee stock-based compensation in accordance with APB No. 25, which requires us to record a compensation charge for the excess of the fair value for the stock at the grant date over the amount an employee must pay to acquire the stock. We determine the fair value of our ordinary shares underlying share options granted under our 2003 Plan based on several factors, including the price of our then-most-recent ordinary share placement.

In addition, our principal shareholder, Jitter Bug, transferred a 6.0% ownership interest in our company to one former and three current members of our senior management for an aggregate consideration of HK$40 in 2002. In accordance with APB No. 25, we have accounted for this transaction as a contribution to capital by Jitter Bug with an offsetting charge to stock compensation expenses in an amount equal to the difference between the amount paid for, and the fair value of, the shares transferred. In September 2003, Jitter Bug transferred all of the interests in our current operating subsidiaries in China, which it held through Ixworth, to us. This corporate restructuring resulted in a new measurement date for the 6.0% interest transferred by Jitter Bug in 2002. We therefore recorded a compensation charge of RMB35.0 million in 2003 for the difference between the amount paid by those executive officers for such 6.0% ownership interest and the fair value of the shares transferred.

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

Commencing from January 1, 2006, we adopted SFAS No. 123 (revised 2004), “Share-Based Payment”, or SFAS No.123-R, which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation”. SFAS No. 123-R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Generally, the approach in SFAS No. 123-R is similar to the approach described in SFAS No. 123. However, SFAS No. 123-R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on the grant-date fair values. Pro forma disclosure previously permitted under SFAS No. 123 is no longer an alternative.

Trade receivables

We perform ongoing credit evaluations of our customers and adjust credit limits based on payment history and the customer’s current credit-worthiness, as determined by our review of their current credit information. We extended three months of credit to our former distributors and franchisees pursuant to our distribution and franchise agreements. However, it took on average five to six months for our distributors and franchisees, who are also our major customers, to settle their debts to us. Therefore, in some fiscal periods, our trade receivables increased, and may increase in the future, to an amount which is approximately equal to our total net revenues for such period. We continuously monitor collections and payments from our customers and maintain a 5.0% provision on the period-end balance of the trade receivables for estimated credit losses from our non-government related customers, distributors and franchisee based upon our historical experience. We typically write-off trade receivables that are over 360 days outstanding. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have had in the past. Since we have not experienced any significant payment problems from our government-related customers in the past, we do not maintain any provision for such customers. The trade receivables from iTowNet, which we believe is our only customer that is a PRC government entity or is controlled by a government entity, were approximately 17.5% of our total trade receivables as of December 31, 2005. The trade receivables from our non-government customers were approximately 82.5% of our total trade receivables as of December 31, 2005. Since our trade receivables are concentrated in a relatively small number of customers, a significant change in the liquidity or financial position of any one of these customers could have a material adverse impact on the collectibility of our trade receivables and our future operating results.

A.	Operating results

The following table sets forth the results of our operations expressed as a percentage of our total net revenues for the periods indicated. Our historical operating results are not necessarily indicative of the results for any future period.

Year ended December 31,
	2003	2004	2005

Total net revenues:
Enterprise software	85.6%	93.6%	84.8%
Software development services	14.3	6.3	14.9
Computer hardware sales	0.1	0.1	0.3
Cost of revenues:
Enterprise software	1.2	0.7	0.2
Software development services	3.7	1.5	7.6
Computer hardware sales	–	–	0.2
Gross profit	95.1	97.8	92.0
Operating expenses:
Selling expenses	10.3	7.9	10.7
General and administrative expenses	41.6	17.8	20.3
Research and development expenses	2.0	2.4	4.7
Allowance for doubtful debts	1.1	0.4	0.3
Income from operations	40.1	69.3	55.9
Interest expenses	–	–	–
Interest income	0.9	1.9	7.4
Other income	0.1	0.6	0.2
Income before income taxes	41.1	71.8	63.5
Income taxes	3.1	0.9	0.3
Income before minority interests	38.0	70.9	63.2
Minority interests	7.0	4.4	–
Net income	31.0%	66.5%	63.2%

2005 compared to 2004

Total net revenues

We generated total net revenues of RMB239.9 million (US$29.7 million) in 2005, an increase of 19.0% over our total net revenues of RMB201.5 million in 2004. This revenue growth was principally the result of the expansion of both of our enterprise software business and software development business and the recognition of net revenues from sales of enterprise software that were made in 2004.

Enterprise software. Net revenues from sales of our enterprise software increased by 7.8% to RMB203.5 million (US$25.2 million) in 2005 from RMB188.7 million in 2004, primarily as a result of an increase in the number of users of our enterprise software, which is partially attributable to the increasing number of international trade enterprises operating in China and also attributable to the increasing demand for more efficient import/export processing methods. The increase in our net revenues from enterprise software is also attributable to the increase in the number of customer maintenance service contracts sold to our existing users. In 2005, we signed customer maintenance service contracts with approximately 44,600 users whose customer maintenance service contracts were due for renewal in 2005. We recognized net revenues of RMB33.2 million (US$4.1 million) from provision of customer maintenance services in 2005. Of our net revenues from sales of enterprise software, RMB24.1 million and RMB23.6 million (US$2.9 million) were from per declaration filing fees in 2004 and 2005, respectively, representing a year-on-year decrease of 2.1%. As of December 31, 2005, we believe there were approximately 122,000 licensees of our enterprise software registered to effect electronic import/export processing over the data exchange platforms of iTowNet, an increase of 28.4% from approximately 95,000 of such licensees as of December 31, 2004.

Software development services. Net revenues from our software development services increased significantly to RMB35.7 million (US$4.4 million) in 2005 from RMB12.7 million in 2004. This increase is attributable to the fact that a number of software development projects were initiated in 2004 based on oral commitments from our customers but contracts for such projects were not signed until 2005, and therefore net revenues were not recognized until 2005.

Computer hardware sales. Net revenues from computer hardware sales comprised less than 1.0% of our total net revenues as we gradually exited this line of business.

Cost of revenues

Enterprise software. Cost of revenues from sales of enterprise software decreased by 67.6% to RMB495,000 (US$61,000) in 2005 as compared to RMB1.5 million in 2004, due to the effects of more stringent cost controls.

Software development services. Cost of revenues from software development services increased significantly to RMB18.2 million (US$2.3 million) in 2005 from RMB3.0 million in 2004, primarily as a result of our work on software development projects in 2004 based on oral commitments from our customers but contracts for such projects were not signed until 2005, and therefore the cost for such projects were not recognized until 2005. As of December 31, 2005, the Company has capitalized costs related to such projects totaling RMB153,000 (US$19,000), which represents a significant decrease from the prior year’s balance of RMB6.7 million as of December 31, 2004.

Computer hardware sales. Cost of revenues from computer hardware sales was insignificant in 2005.

Gross profit margin

Enterprise software. Gross profit margin for sales of enterprise software in 2005 remained stable at 99.8% compared to 99.2% in 2004 primarily because our costs of producing our enterprise software are relatively low and did not change between the periods presented.

Software development services. Gross profit margin for software development services in 2005 decreased to 49.0% compared to 76.7% in 2004, which is mainly attributable to an increase in software development personnel expenses.

Computer hardware sales. Gross profit margin for computer hardware sales decreased to 28.9% in 2005 from 91.3% in 2004, primarily due to increased sales of lower-margin products such as desktop computers.

Operating expenses

Operating expenses increased by 50.8% to RMB86.5 million (US$10.7 million) in 2005 from RMB57.4 million in 2004, primarily as a result of our efforts to expand our business through increased sales, additional staff and increased research and development.

Selling expenses

Selling expenses increased by 61.2% to RMB25.7 million (US$3.2 million) in 2005 from RMB16.0 million in 2004, primarily due to an increase in advertising, office, rental, staff and travel expenses related to increased sales and the expansion of our distribution network.

General and administrative expenses

General and administrative expenses increased by 36.0% to RMB48.8 million (US$6.0 million) in 2005 from RMB35.9 million in 2004, primarily due to increases in (i) professional fees incurred in relation to compliance requirements applicable to us as a public company in the United States, (ii) depreciation and amortization charges on fixed assets and intangible assets and (iii) general personnel expenses, office expenses, communication expenses, traveling expenses and insurance expenses, in each case associated with the increase in the scale of our operations.

Research and development expenses

Research and development expenses increased by 133.4% to RMB11.2 million (US$1.4 million) in 2005 from RMB4.8 million in 2004, primarily due to an increase in staff costs related to the research and development of our new products such as a PRC Customs declaration filing system and an electronic payment system.

Allowance for doubtful debts

Allowance for doubtful debts remained stable at RMB760,000 (US$94,000) in 2005, compared to RMB700,000 in 2004.

Interest income

Interest income increased by significantly to RMB17.6 million (US$2.2 million) in 2005 from RMB3.8 million in 2004, primarily due to interest income derived from our net proceeds from our initial public offering in December 2004.

Other income

Other income decreased by 66.6% to RMB447,000 (US$55,000) in 2005 from RMB1.3 million in 2004. This was attributable to our receipt of a RMB1.0 million government subsidy for research and development work from the Electronic Information Industry Fund of the Ministry of Information Industry of the PRC in 2004. We did not receive such subsidy in 2005.

Income taxes

Income taxes decreased by 65.7% to RMB626,000 (US$78,000) in 2005 from RMB1.8 million in 2004, primarily due to the increasing operations of Ninetowns Ports, which was exempt from enterprise income tax in 2005.

Net income

Net income increased by 13.2% to RMB151.6 million (US$18.8 million) in 2005 from RMB134.0 million in 2004 as a result of the cumulative effect of the factors described above.

2004 compared to 2003

Total net revenues

We generated total net revenues of RMB201.5 million in 2004, an increase of 51.6% over our total net revenues of RMB132.9 million in 2003. This revenue growth was principally the result of the expansion of our enterprise software business, offset by a reduction in revenues recognized from our work on software development projects in 2004. This reduction is attributable to the fact that a number of software development projects were initiated in 2004 based on oral commitments from our customers but for which the contracts for such projects were not signed until 2005, and therefore net revenues were not recognized until 2005.

Enterprise software. Net revenues from sales of our enterprise software increased by 65.8% to RMB188.7 million in 2004 from RMB113.8 million in 2003, primarily as a result of an increase in the number of users of our enterprise software, which is partially attributable to the increasing number of international trade enterprises operating in China and also attributable to the increasing demand for more efficient import/export processing methods. Our net revenues from enterprise software also increased in 2004 because we began marketing customer maintenance service contracts to our existing users. As a result, in 2004, we collected customer maintenance service fees of RMB23.6 million from approximately 15,700 users whose customer maintenance service contracts were due for renewal in 2004. Of our net revenues from sales of enterprise software, RMB23.1 million and RMB24.1 million were from per declaration filing fees in 2003 and 2004, respectively, representing a year-on-year increase of 4.2%, due to the increased number of declaration filings made by our customers in Dongguan, China, in 2004 compared to 2003. As of December 31, 2004, we believe there were approximately 95,000 licensees of our enterprise software registered to effect electronic import/export processing over the data exchange platforms of iTowNet, an increase of 83.2% from approximately 51,860 of such licensees as of December 31, 2003.

Software development services. Net revenues from our software development services decreased by 33.2% to RMB12.7 million in 2004 from RMB19.0 million in 2003. This reduction is attributable to the fact that a number of software development projects were initiated in 2004 based on oral commitments from our customers but contracts for such projects were not signed until 2005, and therefore net revenues were not recognized until 2005.

Computer hardware sales. Net revenues from computer hardware sales comprised less than 1.0% of our total net revenues as we gradually exited this line of business.

Cost of revenues

Enterprise software. Cost of revenues from sales of enterprise software remained stable at RMB1.5 million in 2004 as compared to RMB1.5 million in 2003, due to the effects of more stringent cost controls, offset by our higher sales of enterprise software packages in 2004 as compared to 2003.

Software development services. Cost of revenues from software development services decreased by 39.9% to RMB3.0 million in 2004 from RMB4.9 million in 2003, primarily as a result of our work on software development projects in 2004 based on oral commitments from our customers but contracts for such projects were not signed until 2005, and therefore the cost for such projects were not recognized until 2005. As of December 31, 2004, the Company has capitalized costs related to such projects totaling RMB6.7 million, which represents an increase of 100.0% over the prior year’s balance of nil as of December 31, 2003.

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

Operating expenses

Operating expenses decreased by 21.7% to RMB57.4 million in 2004 from RMB73.3 million in 2003, primarily as a result of RMB35.0 million in stock-based compensation expenses in 2003, which we did not incur in 2004.

Selling expenses

Selling expenses increased by 16.8% to RMB16.0 million in 2004 from RMB13.7 million in 2003, primarily due to an increase in staff, travel and entertainment expenses related to increased sales, offset by a decrease in commissions and sales incentives paid to our sales and marketing employees. This decrease resulted from our decrease in cash payments to our employees due to our change from a cash-based incentive system to a share option-based incentive system.

General and administrative expenses

General and administrative expenses decreased significantly to RMB35.9 million in 2004 from RMB55.4 million in 2003, primarily due to RMB35.0 million of stock-based compensation expenses in 2003 from the transfer of a 6.0% equity interest in our company by Jitter Bug to one former and three current members of our senior management, offset by an increase in general personnel expenses, advertising expenses, communication expenses and insurance expenses, in each case associated with the increase in the scale of our operations. We did not incur any significant stock-based compensation expense in 2004.

Research and development expenses

Research and development expenses increased by 79.1% to RMB4.8 million in 2004 from RMB2.7 million in 2003, primarily due to an increase in staff and other expenses related to the research and development of our new products such as a PRC Customs declaration filing system, an electronic payment system and a foreign enterprise ERP system.

Allowance for doubtful debts

Allowance for doubtful debts decreased by 53.8% to RMB700,000 in 2004, compared to RMB1.5 million in 2003, as an improved outlook for trade receivables repayment offset a significant increase in our trade receivables.

Interest income

Interest income increased by 208.9% to RMB3.8 million in 2004 from RMB1.2 million in 2003, primarily due to the increase in our bank balances from the deposit of our net proceeds from our initial public offering in December 2004.

Other income

Other income increased to RMB1.3 million in 2004 from RMB211,000 in 2003, as a result of our receipt of a RMB1.0 million government subsidy for research and development work from the Electronic Information Industry Fund of the Ministry of Information Industry of the PRC.

Income taxes

Income taxes decreased by 55.7% to RMB1.8 million in 2004 from RMB4.1 million in 2003, primarily due to the increasing operations of Ninetowns Ports, which was exempt from enterprise income tax in 2004.

Net income

Net income increased by 225.2% to RMB134.0 million in 2004 from RMB41.2 million in 2003 as a result of the cumulative effect of the factors described above.

Inflation

Inflation and deflation in China did not have a material impact on our results of operations in the past three years. According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the change in the Consumer Price Index in China, was 1.2%, 3.9% and 1.8% in 2003, 2004 and 2005, respectively.

Foreign currency risk

Substantially all of our revenues and expenses are denominated in Renminbi, but a certain amount of our cash is kept in U.S. dollars and Hong Kong dollars in reputable financial institutions in Hong Kong and the United States. Although we believe that in general, our exposure to foreign exchange risks should be limited, our cash flows and revenues will be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our ordinary shares or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries in China would be reduced. In addition, our cash flows and revenues may also be affected by the foreign exchange rate between Renminbi and Hong Kong dollars or U.S. dollars and Hong Kong dollars, as we have certain operating expenses related to our representative office in Hong Kong that are denominated in Hong Kong dollars.

We have experienced minimal foreign exchange gains and losses to date. We do not engage in any hedging activities, and we may in the future experience economic loss as a result of any foreign currency exchange rate fluctuations.

B.	Liquidity and capital resources

Our primary sources of liquidity have been net cash provided by operating activities and the net proceeds from our equity offerings. We had no outstanding debt as of December 31, 2005. The following table sets forth the summary of our cash flows for the periods indicated:

For the year ended December 31,
2002	2003	2004	2005	2005
	(in millions)
Net cash provided by operating activities	RMB 58.6	RMB 46.4	RMB 58.0	RMB 90.3	US$11.2
Net cash provided by / (used in) investing activities	16.0	1.2	(94.2)	(54.7)	(6.8)
Net cash provided by / (used in) financing activities	(30.5)	70.2	565.6	2.0	0.3
Effect of exchange rate changes	-	-	-	(3.1)	(0.4)
Net increase in cash and cash equivalents	44.1	117.8	529.5	34.5	4.3
Cash and cash equivalents, beginning of year/period	5.6	49.7	167.5	697.0	86.3
Cash and cash equivalents, end of year/period	RMB 49.7	RMB 167.5	RMB 697.0	RMB731.5	US$90.6

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

Cash flow from operating activities

We provided cash in operating activities of RMB90.3 million (US$11.2 million) in 2005. This was primarily attributable to our cash receipts from sales of enterprise software offset by our placement of RMB56.1 million (US$7.0 million) in term deposits. We generated cash from operating activities of RMB58.0 million in 2004. This was primarily attributable to our cash receipts from sales of enterprise software offset by our placement of RMB85.2 million in term deposits. We generated cash from operating activities of RMB46.4 million in 2003. This was primarily attributable to our cash receipts from sales of enterprise software offset by our placement of RMB40.8 million in term deposits.

Cash flow from investing activities

Cash used in investing activities was RMB54.8 million (US$6.8 million) in 2005. This was primarily attributable to a deposit payment for the acquisition of an additional floor of the building under construction in Beijing and purchases of property, plant and equipment. Investing activities used cash of RMB94.2 million in 2004. This was primarily attributable to our purchase of three floors and the naming rights of a building under construction in Beijing, computer equipment, furniture, fixtures and office equipment and the acquisition of minority interests in our subsidiaries, offset by the repayment of loans by Import & Export. Investing activities provided cash of RMB1.2 million in 2003. This was primarily attributable to our receipt of loan repayments from iTowNet and Import & Export offset by purchases of property, plant and equipment, which primarily consisted of computer equipment, fixtures and office furniture for our representative office in Hong Kong.

Cash flow from financing activities

Financing activities provided cash of RMB2.0 million (US$253,000) in 2005. This was comprised primarily of receipt of proceeds on exercise of stock options by our employees offset by our repayment of outstanding advances from shareholders. Financing activities provided cash of RMB565.6 million in 2004. This was comprised primarily of the net proceeds from our initial public offering in December 2004 of RMB531.4 million and approximately US$3.0 million of escrowed net proceeds from our capital-raising activities in 2003, which we received from escrow in September 2004, offset by our repayment of loans to Jitter Bug. Financing activities provided cash of RMB70.2 million in 2003. This was comprised primarily of the net proceeds from our equity offerings in 2003.

Capital resources

Our primary source of liquidity is cash flow from operating activities and the net proceeds from our equity offerings. Our cash and cash equivalents primarily consist of cash on hand and bank deposits. As of December 31, 2005, we had RMB731.5 million (US$90.6 million) in cash and cash equivalents. In addition, as of December 31, 2005, we had invested RMB207.0 million (US$25.7 million) in term deposits, which are payable at varying maturities from 3 to 6 months.

We believe that our available cash and cash equivalents and cash provided by operating activities will be sufficient to meet our capital needs for at least the next 12 months. Except for our net cash provided by operating activities, we currently have no plans to seek additional sources of liquidity in the near future. However, we cannot assure you that our business or operations will not change in a manner that would consume our available capital resources more rapidly than anticipated, especially as we continue to evaluate other investment and acquisition opportunities. As of December 31, 2005, we had no lines of credit or other credit facilities.

Capital expenditures

For details of our capital expenditures, see Item 4 of this annual report, “Information on the Company – History and development of the company.”

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

In the past, we have developed products and services both independently and through cooperation with a variety of database providers, enterprise resource planners, decision support statistical consultants, software integration providers and others. Although we intend to continue to work closely with outside third parties in product development efforts, we expect the core technology and know-how for future enhancements to our existing and new products will be developed internally and may be supplemented by technology licensed from third parties. See Item 3 of this annual report, “Key Information — Risk factors — Risks related to our business — We may not be able to adequately protect our intellectual property rights and others may claim that we have infringed on their intellectual property rights, which could cause us to be less competitive, may expose us to litigation and may negatively impact our business, results of operations and financial condition.” We have not granted any ownership interest in any of our products to any party that has worked with us in our product development efforts. In the past, we shared ownership in a foreign trade business system software with Jingjiang A-Bin Software Workshop, or A-Bin, and a declaration software system that is not a part of iDeclare.CIQ, with Beijing Regard. We are not selling either software and, to our knowledge, neither A-Bin nor Beijing Regard is currently selling such software.

As of December 31, 2005, we had 307 employees dedicated to research and development, 18 of whom have master’s degrees and two of whom have Ph.D. degrees. Most of our research and development efforts are located in our principal executive offices in Beijing and in our research and development center in Fengtai.

Our expenses for research and development activities totaled RMB2.7 million in 2003, RMB4.8 million in 2004 and RMB11.2 million (US$1.4 million) in 2005.

We believe that timely development of new and enhanced products and services is necessary for us to remain competitive in the marketplace. Accordingly, we intend to continue recruiting and hiring research and development personnel and to make other investments in research and development. We are in the process of establishing two additional research and development centers, one in the eastern region of China and one in the southern region of China, and we expect those research and development centers to be fully functional by the end of 2006.

D.	Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2005 to December 31, 2005 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-balance sheet arrangements

We have no outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

F.	Contractual obligations

We have entered into leasing arrangements relating to our office premises. Our contractual obligations regarding these lease arrangements generally consist of rental payments and other charges that are due and payable on a monthly basis during the term of the relevant lease. In general, our lessors have the right to terminate the lease agreements and repossess the leased premises if we fail to make the prescribed payments for two consecutive months, or the expiration of a reasonable period after service of notice for non-payment of rent by the lessors. The following sets forth our commitments under these leases as of December 31, 2005:

(in thousands)
Less than one year	RMB1,907
1-3 years	279
3-5 years	—
More than 5 years	—
Total	RMB2,186

As of December 31, 2005, we had no purchase obligations or long-term commitments other than the lease obligations described above.

G.	Recent issued accounting pronouncements

In December 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standard, or SFAS, No. 123 (revised 2004), or SFAS No. 123-R). "Share-Based Payment'', which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation''. SFAS No. 123-R supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees''. Generally, the approach in SFAS No. 123-R is similar to the approach described in SFAS No. 123. However, SFAS No. 123-R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on the grant-date fair values. Pro forma disclosure previously permitted under SFAS No. 123 is no longer an alternative. The new standard, as recently amended, will be effective for the Company in the annual reporting period beginning after January 1, 2006. Under SFAS No. 123-R, the Company could elect the modified prospective or modified retroactive option for transition on the adoption of this new standard. Under the modified retroactive option, prior periods are adjusted on a basis consistent with the proforma disclosures previously required for those periods by SFAS No. 123. Under the modified prospective option, compensation expense for all unvested stock options must be recognized on or after the required effective date based on the grant-date fair value of those stock options. The Company would follow the same guidelines in the modified prospective transition method for awards granted subsequent to adoption and those that were granted after it became a public company and not yet vested. Prior to the adoption of SFAS No. 123-R, the Company will continue to utilize the accounting method prescribed by APB Opinion No. 25 and has adopted the disclosure requirements of SFAS No. 148 as allowed by SFAS No. 123.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4'', or SFAS No.151. SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred on or after July 1, 2005. The adoption of this standard did not have a material effect on the Company's financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29'', or SFAS 153, which amends Accounting Principles Board Opinion No. 29, "Accounting for Nonmonetary Transactions'' to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that the adoption of this statement will have a material effect on the Company's financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections'', or SFAS 154, which replaces Accounting Principles Board Opinions No. 20 "Accounting Changes'' and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements - An Amendment of APB Opinion No. 28.'' SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not anticipate that the adoption of this statement will have a material effect on the Company's financial position or results of operations.

In September 2005 the Emerging Issues Task Force, or EITF, published Issue 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty. The Issue addresses the accounting and disclosure requirements of accounting for purchases and sales of inventory with the same counterparty. In certain situations, as discussed further in the Issue, generally accepted accounting principles may require these types of transactions be carried at historical cost of inventory as opposed to the inventory's fair value, and potentially to defer revenue recognition primarily in situations wherein the transactions may not represent a completed revenue earnings cycle. The Issue is applicable for arrangements entered into by entities for interim or annual periods beginning after March 15, 2006, the Company does not anticipate that the adoption of this Issue will have a material effect on the Company's financial position or results of operations.

In March 2005, the FASB issued FASB Interpretation No., or FIN, 47, "Accounting for Conditional Assets Retirement Obligations, an interpretation of SFAS No. 143". FIN 47 clarifies that an entity is required to recognize a liability for legal obligation to perform an asset retirement activity if the fair value can be reasonably estimated even though the timing and/or method of settlement are conditional on a future event. FIN 47 is required to be adopted for annual reporting periods ending after December 15, 2005. The Company does not anticipate that the adoption of this interpretation will have a material impact on the Company's financial position, results of operations or cash flows.

Item 6.	Directors, Senior Management and Employees.
A.	Directors and senior management

The following table sets forth the name, age and position of our directors and executive officers as of May 31, 2006:

Name	Age	Position
Shuang Wang	43	Director and Chief Executive Officer
Kin Fai Ng	61	Director, Senior Vice President and Company Secretar
Dachun Zhang	61	Director
Fushan Chen	67	Director
Xiaomin Sun	51	Director
Mark Ming Hsun Lee	34	Director
Xiaoguang Ren	42	President
Tommy Siu Lun Fork	43	Chief Financial Officer
Eric Chen Yu Ho	46	Chief Strategy Officer
Min Dong	42	Senior Vice President, Legal Affairs, Administration and Human Resources
Bolin Wu	40	General Manager, Research and Development and Chief Technology Officer
John Yan Wang	44	Senior Vice President, Business Development

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

Kin Fai Ng has served as a director since October 2003, a senior vice president of our company since 2000 and our company secretary since June 2006. He has also been a director of New Take, Jitter Bug, Ixworth and Beijing New Take since 2000. From 1996 to 1999, Mr. Ng was an executive officer at Baolong Real Estate Development Co., Ltd., a company engaged in property development in China.

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

Xiaomin Sun has served as a director since July 2004. Mr. Sun is currently the president of Sanjiu Enterprise Group, or Sanjiu, a pharmaceutical manufacturer, and has served in such position since May 2004. Recently, the China Banking Regulatory Commission issued to financial institutions in China a list of 15 companies and warned the financial institutions to be on alert when making loans to these companies. Sanjiu was included on this list. Mr. Sun was appointed as the president of Sanjiu in May 2004 by the State-Owned Asset Supervision and Administration Commission of the State Council of the PRC to help resolve the financial problems of Sanjiu, which had developed prior to Mr. Sun’s appointment. Mr. Sun also serves from time to time as an arbitrator in the China International Economic and Trade Arbitration Commission. From August 2000 to May 2004, Mr. Sun served as vice president of China General Technology (Group) Holdings Ltd., an import and export enterprise based in China. From 1986 to 1998, Mr. Sun served as the General Manager of the Legal Department of China National Technical Import & Export Corporation, a foreign trade corporation based in China. Mr. Sun holds a bachelor’s degree and a master’s degree from the Department of Law of the University of Beijing.

Mark Ming Hsun Lee has served as a director since October 2004. Since June 2006, Mr. Lee was the founder, the chief executive officer, president and a director of DeviceVM Ltd., a company engaged in the software business. Since March 2006, Mr. Lee also served as a director of Dali System Co., Ltd. Mr. Lee was the founder, chief executive officer, president and a director of OSA Technologies, Inc., a company engaged in the software business, and has served in such positions from April 2000 to April 2004. From April 2004 to June 2006, Mr. Lee served as the senior vice president of Avocent Corp., a provider of computer keyboard, video and mouse switching and network connectivity solutions, since it acquired OSA Technologies, Inc. in April 2004. From the summer of 1991 to April 2000, Mr. Lee served in various positions, including enterprise platform marketing manager, senior information technology architect and engineer, design engineer and software quality assurance engineer for Intel Corporation. Mr. Lee holds a bachelor’s degree in electrical engineering and a master’s degree in electrical engineering and computer science from Massachusetts Institute of Technology. Mr. Lee also holds a master’s degree in business administration from Arizona State University.

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

Eric Chen Yu Ho has served as our Chief Strategy Officer since March 2004. From July 2002 to March 2004, Mr. Ho served as a private equity investment director for AIG Investment Corporation. From September 1999 to July 2002, Mr. Ho was a founder and managing partner of SoftChina Venture Group and from October 1996 to September 1999, Mr. Ho served as the head of research for Capital Securities Corporation in Taiwan. SoftChina Venture Group is a venture capital investment company and Capital Securities Corporation is an investment bank. Prior to joining Capital Securities Corporation, Mr. Ho worked in various investment management positions with Fidelity Investments and Merrill Lynch & Co. in the United States. From December 2000 to March 2004, Mr. Ho served as a director and a member of the compensation committee of OSA Technologies, Inc. Mr. Ho currently serves as a director of Carry International Technology Co. Ltd., a software development company in Taiwan. Mr. Ho received a bachelor’s degree in accounting from National Taipei University and a master’s degree in business administration from the Wharton School of the University of Pennsylvania. Mr. Ho is a Certified Public Accountant and Chartered Financial Analyst in the United States.

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

Effective March 1, 2006, Mr. Wai resigned from the board of directors and as our Chief Legal Advisor and Company Secretary. On December 3, 2005 and on December 4, 2005, Tat Man Lee and Stephen Jung Tsuei resigned from the board of directors, respectively.

The business address of each of our directors and executive officers is our principal executive office at 5th Floor, Union Plaza, 20 Chaowai Street, Chaoyang District, Beijing 100020 PRC.

B.	Compensation of directors and executive officers

As of December 31, 2005, we do not have any outstanding loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. For 2005, the aggregate amount of compensation paid by us to all of our directors and executive officers was RMB7.7 million (US$958,000).

Our full-time employees in China also participate in a government-mandated multi-employer defined contribution plan pursuant to which pension benefits, medical care, unemployment insurance and other welfare benefits are provided to those employees. The total provision for such employee benefits, corresponding to the full amount of our obligation in connection therewith, was RMB676,000, RMB1.4 million and RMB4.1 million (US$500,000) for 2003, 2004 and 2005, respectively.

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

The following table summarizes, as of May 31, 2006, the outstanding options granted under our 2003 Plan to our directors, executive officers and other employers as a group.

	Ordinary Shares Underlying Options Granted	Exercise Price (HK$/Share)	Date of Grant	Date of Expiration
Xiaoguang Ren	195,052	25	November 18, 2003	November 17, 2013
Bolin Wu	175,108	25	November 18, 2003	November 17, 2013
Tommy Siu Lun Fork	222,924	25	November 18, 2003	November 17, 2013
Shuang Wang	174,914	25	November 18, 2003	November 17, 2013
Min Dong	70,592	25	November 18, 2003	November 17, 2013
Kin Fai Ng	27,564	25	November 18, 2003	November 17, 2013
Other employees as a group	1,003,069	25	November 18, 2003	November 17, 2013

Amended and Restated 2004 Plan

Our board of directors adopted the Amended and Restated 2004 Plan on October 21, 2005 and our shareholders approved the Amended and Restated 2004 Plan on December 2, 2005. The Amended and Restated 2004 Plan contains certain amendments to the 2004 Plan, including an increase in the aggregate number of ordinary shares that may be issued under the Amended and Restated 2004 Plan from 1.8 million ordinary shares to 4.3 million ordinary shares, an addition of an “ever-green” provision and the ability to grant share appreciation rights, restricted share awards and performance awards.

The Amended and Restated 2004 Plan provides for the grant of incentive share options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and employees of our affiliates and subsidiaries.

Our board of directors or a committee appointed by our board of directors administers our Amended and Restated 2004 Plan. The administrator has the power to determine the terms of the share options,

including the exercise price, the number of shares subject to each such award and the circumstances for vesting.

The administrator determines the exercise price of options granted under our Amended and Restated 2004 Plan, but with respect to incentive share options, the exercise price must at least be equal to 100.0% of the fair market value of our ordinary shares on the date of grant. The term of an incentive share option may not exceed ten years from the grant date, except that with respect to any participant who owns 10.0% or more of the voting power of all classes of our outstanding stock, the term must not exceed five years from the grant date and the exercise price must equal at least 110.0% of the fair market value on the grant date.

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

Our Amended and Restated 2004 Plan generally does not allow for the transfer of options and only the recipient of an option may exercise an award during his or her lifetime.

Our Amended and Restated 2004 Plan generally provides that in the event of a “change of control” involving our company, the administrator may arrange for the successor corporation to assume or substitute an equivalent award for each outstanding option. The administrator may in the alternative pay cash or other consideration in exchange for cancellation of the outstanding options.

Our Amended and Restated 2004 Plan will automatically terminate in 2015, unless we terminate it sooner. In addition, our board of directors has the authority to amend, alter, suspend, discontinue or terminate the Amended and Restated 2004 Plan provided such action does not impair the rights of any participant.

The following table summarizes, as of May 31, 2006, the outstanding options granted under our Amended and Restated 2004 Plan to our directors, executive officers and other employers as a group.

	Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Xiaoguang Ren	19,286	8.6	February 23, 2005	February 22, 2015
Bolin Wu	35,357	8.6	February 23, 2005	February 22, 2015
Tommy Siu Lun Fork	17,679	8.6	February 23, 2005	February 22, 2015
Shuang Wang	20,893	8.6	February 23, 2005	February 22, 2015
Min Dong	17,679	8.6	February 23, 2005	February 22, 2015
Dachun Zhang	8,036	8.6	February 23, 2005	February 22, 2015
Fushan Chen	8,036	8.6	February 23, 2005	February 22, 2015
Xiaomin Sun	17,679	8.6	February 23, 2005	February 22, 2015
Mark Ming Hsun Lee	17,679	8.6	February 23, 2005	February 22, 2015
Eric Chen Yu Ho	17,679	8.6	February 23, 2005	February 22, 2015
John Yan Wang	17,679	8.6	February 23, 2005	February 22, 2015
Other employees as a group	607,709	8.6	February 23, 2005	February 22, 2015

C.	Board practices

Our board of directors consists of six members, including four independent directors. Our amended and restated memorandum and articles of association, as currently in effect, provide for a board of directors comprised of not less than two directors. Each of our directors holds office until a successor has been duly elected and appointed, unless the director was appointed by our board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for re-election.

In 2005, our directors met in person or passed resolutions by unanimous written consent eight times. Each director attended all the meetings of our board and its committees on which he served after becoming a member of our board, except that Mr. Xiaomen Sun was absent in one of the meetings of our board and the audit committee.

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

As of December 31, 2005, we had 880 full-time employees. Of our employees, 17 were in management, 59 were in finance, 43 were in administration and human resources, 307 were in research and development and 454 were in sales and marketing.

Our employees located in China other than Hong Kong are covered by the retirement schemes defined by PRC local practice and regulations, which are essentially defined contribution schemes. Certain of our employees who are located in Hong Kong have joined the Mandatory Provident Fund Scheme which is also a defined contribution scheme. The amounts we paid to these defined contribution schemes were RMB436,000, RMB863,000 and RMB2.6 million (US$320,000) for 2003, 2004 and 2005, respectively. In addition, we are required by law to contribute approximately 9.0% in Beijing, 10.0% in Shanghai and 12% in Guangzhou of the average salaries of all employees for mandatory medical benefits and approximately 1.5% in Beijing and 2.0% in both Shanghai and Guangzhou of the salaries of some employees for unemployment benefits. The PRC government is directly responsible for the payments of the benefits to these employees. The amounts contributed amounted to RMB240,000, RMB487,000 and RMB1.5 million (US$190,000) for 2003, 2004 and 2005, respectively.

Our future success will depend, in part, on our ability to continue to attract, retain and motivate highly qualified technical and management personnel, for whom competition is intense. Our employees are not covered by any collective bargaining agreement and we have never experienced a work stoppage. We believe we enjoy good relations with our employees.

E.	Share ownership

The following table sets forth information known to us with respect to the beneficial ownership of our ordinary shares as of May 31, 2006, taking into account the number of ordinary shares underlying our outstanding options, by each person who is known to us to be the beneficial owner of more than 5.0% of our ordinary shares; each of our directors; each of our named executive officers; and all of our named executive officers and directors as a group.

	Ordinary Shares Beneficially Owned
Name	Number(1)	Percent(2)

Directors and executive officers(3)
Shuang Wang(4)	6,211,514	17.68%

Min Dong(5)	6,211,514	17.68%
Xiaoguang Ren(6)	564,235	1.61%
Kin Fai Ng(7)	655,084	1.87%
Bolin Wu(8)	452,670	1.29%
Tommy Siu Lun Fork(9)	501,612	1.43%
Eric Chen Yu Ho (10)	4,419	*
Xiaomin Sun (11)	4,419	*
Mark Ming Hsun Lee (12)	4,419	*
John Yan Wang (13)	4,419	*
Dachun Zhang (14)	2,009	*
Fushan Chen (15)	2,009	*

All directors and executive officers as a group (12 persons)	8,406,809	23.62%

5% and above shareholders
Yong Ping Duan (16)	4,221,226	12.06%
Gerry Ka Cheung Wai(17)	2,474,383	7.07%
Value Chain International Limited(18)	2,002,312	5.72%
Cross China Developments Limited (19)	1,766,822	5.05%
* Less than 1%
(1)

Beneficial ownership is determined in accordance with the rules of the SEC, and includes those securities for which voting or investment power with respect to the securities is held. All the share numbers have been adjusted to give effect to a 4-for-1 split of our ordinary shares effected on November 9, 2004.

(2)

The number of ordinary shares outstanding used in calculating the percentage for each listed person includes the ordinary shares underlying options held by such persons and exercisable within 60 days of the date of this annual report. Percentage of beneficial ownership is based on 34,991,834 ordinary shares outstanding as of May 31, 2006.

(3)	The address of our current directors and executive officers is c/o Ninetowns Digital World Trade Holdings Limited, 5th Floor, Union Plaza, 20 Chaowai Street, Chaoyang District, Beijing 100020 PRC.
(4)

Includes (i) 4,006,215 ordinary shares held by Mr. Wang, (ii) 2,002,312 ordinary shares held by Mr. Wang through his ownership of Value Chain, (iii) 92,680 ordinary shares underlying share options held by Mr. Wang which are currently exercisable or exercisable within 60 days of the date of this annual report, (iv) 70,592 ordinary shares held by Ms. Dong, and (v) 39,715 ordinary shares underlying share options held by Ms. Dong which are currently exercisable or exercisable within 60 days of the date of this annual report.

(5)

Includes (i) 70,592 ordinary shares held by Ms. Dong, (ii) 39,715 ordinary shares underlying share options held by Ms. Dong which are currently exercisable or exercisable within 60 days of the date of this annual report, (iii) 2,002,312 ordinary shares held by Ms. Dong through her ownership of Value Chain, (iv) 4,006,215 ordinary shares held by Mr. Wang and (v) 92,680 ordinary shares underlying share options held by Mr. Wang which are currently exercisable or exercisable within 60 days of the date of this annual report.

(6)

Includes 440,000 ordinary shares held by Mr. Ren and 124,235 ordinary shares underlying share options held by Mr. Ren which are currently exercisable or exercisable within 60 days of the date of this annual report.

(7)

Includes 634,411 ordinary shares beneficially held by Mr. Ng through his ownership of Oriental Plan Developments Limited, or Oriental Plan, and 20,673 ordinary shares underlying share options held by Mr. Ng which are currently exercisable or exercisable within 60 days of the date of this annual report.

(8)

Includes 330,000 ordinary shares held by Mr. Wu and 122,670 ordinary shares underlying share options held by Mr. Wu which are currently exercisable or exercisable within 60 days of the date of this annual report.

(9)

Includes 330,000 ordinary shares held by Mr. Fork and 171,612 ordinary shares underlying share options held by Mr. Fork which are currently exercisable or exercisable within 60 days of the date of this annual report.

(10)	Represents 4,419 ordinary shares underlying share options held by Mr. Ho which are currently exercisable or exercisable within 60 days of the date of this annual report.
(11)	Represents 4,419 ordinary shares underlying share options held by Mr. Sun which are currently exercisable or exercisable within 60 days of the date of this annual report.
(12)	Represents 4,419 ordinary shares underlying share options held by Mr. Lee which are currently exercisable or exercisable within 60 days of the date of this annual report.

(13)	Represents 4,419 ordinary shares underlying share options held by Mr. Wang which are currently exercisable or exercisable within 60 days of the date of this annual report.
(14)	Represents 2,009 ordinary shares underlying share options held by Mr. Zhang which are currently exercisable or exercisable within 60 days of the date of this annual report.
(15)	Represents 2,009 ordinary shares underlying share options held by Mr. Chen which are currently exercisable or exercisable within 60 days of the date of this annual report.
(16)

Includes (i) 2,726,710 ordinary shares held directly by Mr. Duan, (ii) 1,434,518 ordinary shares beneficially held by Mr. Duan through his position as the president of Enlight Foundation, or Enlight, a non-profit family foundation under the laws of California, and (iii) 59,998 ordinary shares beneficially held by Mr. Duan through his position as the trustee of Y. P. Duan Charitable Remainder Trust, or Charitable Remainder Trust. In 2006, Charitable Remainder Trust was terminated and merged into Enlight, and all of our ordinary shares formerly held by Charitable Remainder Trust are now held by Enlight. The address of Enlight is c/o SY. Lee & Chen, 362 W. Garvey Ave., Monterey Park, CA 91754. Mr. Duan disclaims beneficial ownership of ordinary shares held by Enlight.

(17)

Includes (i) 707,561 ordinary shares beneficially held by Mr. Wai through his ownership of Crowther Associates Limited, or Crowther and (ii) 1,766,822 ordinary shares beneficially held by Mr. Wai through his position as the sole director of each of Cross China Developments Limited, or Cross China, Pea Green Services Limited, or Pea Green, One Carat Securities Limited, or One Carat, Pacific First Technologies Corporation, or Pacific First, and Pacific First Holdings Limited. Mr. Wai disclaims beneficial ownership of ordinary shares held by Cross China, Pea Green, One Carat and Pacific First.

(18)

Value Chain is a British Virgin Islands company that is 50.0% owned by Mr. Wang, who is our Chief Executive Officer and one of our directors, and 50.0% owned by Ms. Dong, who is one of our executive officers and the spouse of Mr. Wang. The address of Value Chain is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(19)

Cross China is wholly-owned by Pea Green, which is wholly-owned by One Carat, which in turn is wholly-owned by Pacific First, which is wholly-owned by Gold Perfect Investments Limited. Gold Perfect Investments Limited is 30.0% owned by Holdwell Limited; 24.25% owned by Special Collection Ventures Limited; 20.0% owned by Takanara Resources Limited; 20.0% owned by Peachey Technology Limited; 3.75% owned by Meaford Securities Limited; and 2.0% owned by Mr. Woon Tak Wong. Holdwell Limited is wholly-owned by Mr. Wai. Special Collection Ventures Limited is wholly-owned by Ms. Wai Wai Ying, in trust for the benefit of Mr. Wai. Takanara Resources Limited is wholly-owned by Mr. Woon Hing Wong. Mr. Woon Hing Wong and Mr. Woon Tak Wong are brothers. Peachey Technology Limited and Meaford Securities Limited are each wholly-owned by Ms. Loretta Ho Lai Wah.

No shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.	Major Shareholders and Related Party Transactions.
A.	Major shareholders

For the details of our major shareholders, please refer to Item 6. “Directors, Senior Management and Employees – Share Ownership.”

In October 2005, AIG Asian Opportunity Fund, L.P., or AOF, and American International Assurance Company (Bermuda) Limited, or AIA, sold 1,497,610 and 499,203 ordinary shares of our company in the form of ADSs, respectively. AOF and AIA do not currently own any ordinary share of our company after such transfer.

On December 1, 2005, Jitter Bug transferred all of its ordinary shares of our company to its shareholders, Great Towns Holdings Limited, Admirable Start Limited and Superb Limited, by way of interim distribution in specie. Jitter Bug does not currently own any ordinary share of our company after such transfer.

In April 2006, Mr. Kin Fai Ng transferred 3,831,301 ordinary shares of our company to Mr. Wang.

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

From 2000 to 2002, we underwent a transitional period in which we completed a number of transactions with certain parties related to our company. This resulted in a corporate reorganization in line with our current business strategy, which is to be a scalable enterprise platform products provider enabling international trade enterprises and trade-related PRC government agencies to streamline the import/export process in China. These transactions included a number of sales and purchases of equity interests in Import & Export, which holds a 49.0% interest in iTowNet, the company that currently operates the data exchange platforms of the PRC Inspections Administration. Also during this time, each of our company and our affiliated company sold one shell company to our former employees. Our former employees used these shell companies to (i) form our franchisee and (ii) establish one of our major customers and competitors for software development services.

All of these transactions were accounted for as acquisitions or dispositions and resulted in minimal gain or loss to our company. By the end of 2002, we completed our transitional period and emerged as a company that was engaged primarily in the development and sale of enterprise software and related software development services.

You should note in particular that, as described more fully below some of our officers, directors and related parties are members of the boards of directors or shareholders of companies with which we have important business relationships.

You should be aware of the relationships and transactions described herein, and that there can be no assurance as to the effect of such relationships and transactions on our company and its business. Our amended and restated articles of association require that all transactions between our company and our related parties be approved by our audit committee.

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

Ms. Dong’s sister, Li Dong, was a shareholder and director of Beijing Regard, a company which was our significant customer for software development services and competes with us for the provision of software development services to iTowNet and the PRC Inspections Administration. Li Dong currently does not own any interest in eGrid and is not a director or officer of eGrid.

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

We provide, directly and indirectly, software development services to iTowNet to maintain, improve and upgrade the data exchange platforms that we assisted them in building. We charge iTowNet, or their service providers such as eGrid, fees for such services at negotiated rates, which are based on our estimated costs plus certain mark-ups.

Under our software development contracts with iTowNet and eGrid, we typically agree to provide, among other services, design, installation, implementation and maintenance of software systems for iTowNet. We also typically provide one-year of free customer maintenance services commencing from the completion date of the project. Users of iDeclare.CIQ submit electronic declarations to the PRC Inspections Administration over the data exchange platforms of iTowNet. iTowNet receives a fee of RMB5 for each submission made over its platforms, including submissions made using our enterprise software.

In 2005, we recognized revenues of approximately RMB4.1 million (US$502,000) from the provision of software development services to iTowNet.

In addition, we sold software products to iTowNet amounting to RMB13.3 million (US$1.6 million) in 2005.

eGrid Technology Ltd. (formerly Beijing Regard Technology Co., Ltd.)

Upon commencement of operations in 2003, eGrid was owned by our former employees: 73.75% by Shen Sun, 18.75% by Hongmei Tian, who also owns 18.75% of Ninetowns Enke, 5.0% by Lin Wen and 2.5% by Limin Guo. Since 2003, we have entered into several software development contracts with eGrid in connection with software development services for iTowNet. Under these contracts, eGrid designed and implemented software required by iTowNet and then sub-contracted with us for the coding of the software under these contracts. In 2005, through a series of reorganization steps, eGrid was re-named and became 100% beneficially owned by Zhonghai Xu, who is also one of our former employees and also one of the owners of Ninetowns Xin He.

On March 31, 2005, we entered into a software development contract with eGrid, pursuant to which we contracted to develop an "export electronic monitoring project (Phase 1)." On June 28, 2005, we also entered into two software development contracts with eGrid pursuant to which we contracted to develop a “waste import electronic monitoring system” and an “electronic business integrated service platform”. eGrid agreed to pay us RMB3.0 million and RMB7.0 million, respectively, for the services provided under those contracts. On August 29, 2005, we entered into a software development contract with eGrid pursuant to which we contracted to develop an “export electronic monitoring project (Phase 2)”.

We recognized net revenues of approximately RMB24.0 million (US$3.0 million) from sales of our software development services to eGrid in 2005.

In addition, we sold software products to eGrid amounting to RMB195,000 (US$24,000) in 2005.

Shenzhen Ninetowns Enke Software Technology Co., Ltd. (formerly Shenzhen Jinwangge Software Co., Ltd.)

In late 2003, we decided to implement a franchise program to expand our sales distribution network and Jing Shao and Hongmei Tian, one of our former employees, expressed an interest in establishing such a franchisee relationship with us. In order to do so, they needed to establish a technology company in China, which is burdensome, requires substantial paperwork and often involves a long waiting period. Yadi Yangguang, together with the other shareholders of Jinwangge, agreed to sell 100.0% of the equity interest in Jinwangge to Jing Shao and Hongmei Tian in July 2003 for an aggregate consideration of RMB8.0 million. The transfer of such interests was completed in February 2004.

In September 2003, we entered into a franchise agreement with Jinwangge for the distribution of iDeclare.CIQ in the southern region of China. This agreement has a two-year term, contains minimum sales commitments and is renewable upon mutual agreement of the parties within 120 days of expiration. We sell our enterprise software to Jinwangge at a discount pursuant to a negotiated formula. On February 10, 2004, Jinwangge was re-named "Shenzhen Ninetowns Enke Software Technology Co., Ltd." and was then 81.25% owned by Jing Shao and 18.75% owned by Hongmei Tian. We entered into a franchise agreement with Ninetowns Enke on February 14, 2004 on terms substantially identical to the terms in the franchise agreement with Jinwangge. Pursuant to the franchise agreement, Ninetowns Enke agreed to a minimum sales commitment of RMB50.0 million for the two years ending February 14, 2006 and a sales discount of RMB1,000 per each iDeclare.CIQ package purchased from our company. In addition, Ninetowns Enke also agreed to act as our sales agent for our enterprise software after sales maintenance services and a sales discount of RMB750 per each maintenance contract sold to customer. On April 22, 2004, we agreed with Ninetowns Enke to amend the franchise agreement to revise certain pricing terms.

In September 2005, Hongmei Tian transferred her interest in Ninetowns Enke to Su Tianjian, also one of our former employees, and Ninetowns Enke is currently 81.25% owned by Jing Shao and 18.75% owned by Su Tianjian. On May12, 2006, we entered into a new franchise agreement with Ninetowns Enke for iDeclare.CIQ. This agreement has a two-year term and does not contain any minimum sales commitment.

We recognized net revenues of approximately RMB47.5 million (US$5.9 million) from sales of our software products to Ninetowns Enke in 2005.

Beijing Ninetowns Zhi Fang Software Technology Co., Ltd.

In line with our current strategy to expand our franchisee network to promote marketing, distribution and service activities using the "Ninetowns" brand name, we engaged Ninetowns Zhi Fang as our franchisee in 2005. We entered into two franchise agreements with Ninetowns Zhi Fang in May 2005 for two of our software products, iProcess.CIQ and iDeclare.CIQ. Each of these agreements has a two-year term and does not contain any minimum sales commitment.

Ninetowns Zhi Fang is currently 80.0% owned by Shanlin Chen and 20.0% owned by Xiwang Liu, one of our former employees. We transferred approximately 150 sales and marketing employees to Ninetowns Zhi Fang for their establishment of the franchise business.

We recognized net revenues of approximately RMB3.3 million (US$409,000) from sales of our software products to Ninetowns Zhi Fang in 2005.

Beijing Ninetowns Xin He Software Technology Co., Ltd.

On May 12, 2006, we entered into a franchise agreement with our third franchisee, Ninetowns Xin He, for sales of iDeclare.CIQ. This agreement has a two-year term and does not contain any minimum sales commitment.

Ninetowns Xin He is currently 80.0% owned by Zhonghai Xu and 20.0% owned by Fan Zhang, both of them are our former employees. We transferred approximately 170 sales and marketing employees to Ninetowns Xin He for their establishment of the franchise business.

Transaction with Mr. Ko Jin Heng

Mr. Ko Jin Heng, one of the directors of Jitter Bug, is also a director and the vice chairman of Beijing Heng Fu Plaza Development Co. Ltd, or Beijing Heng Fu. Jitter Bug was our principal shareholder until December 1, 2005. Beijing Heng Fu received a refundable deposit of RMB28.0 million (US$3.4 million) from Ninetowns Ports after entering into a Provisional Sale and Purchase Agreement on June 15, 2004 with Ninetowns Ports and received the remainder of RMB19.3 million (US$2.3 million) on September 14, 2004. After making such payments, Ninetowns Ports acquired the naming rights of a building in Beijing which is being constructed by Beijing Heng Fu. Pursuant to certain sale and purchase agreements dated July 30, 2004, Ninetowns Ports acquired from Beijing Heng Fu, subject to the receipt of the necessary title certificates, three floors of such building. The purchase price for the three floors was approximately 25.0% below its fair market value, as determined by an independent third party. In March 2005, Ninetowns Ports also entered into a sale and purchase agreement with Beijing Heng Fu pursuant to which Ninetowns Ports acquired from Beijing Heng Fu, subject to the receipt of the necessary title certificates, an additional floor in such building for the purchase price of approximately RMB18.6 million (US$2.2 million). Construction of the building is expected to be completed by the end of 2006.

Related party trade receivables

In connection with the transactions described above, we had trade receivables from related parties amounting to RMB29.8 million (US$3.7 million) or 63.0% of our trade receivables as of December 31, 2005. These receivables consisted primarily of proceeds from sales of enterprise software and fees from software development services.

Board memberships

The following executive officers and directors of our company are also directors of Jitter Bug, which was our principal shareholder until December 1, 2005: (i) Mr. Wang; (ii) Mr. Ren; (iii) Mr. Wai, our former Chief Legal Advisor, Company Secretary and one of our former directors; (iv) Mr. Kin Fai Ng, our Senior Vice President and one of our directors; and (v) Ms. Dong. Ms. Dong and Messrs. Wang, Ren, Wai and Ng hold five of the six directorships of Jitter Bug. Mr. Wai resigned from our board of directors and from his positions as Chief Legal Advisor and Company Secretary in March 2006.

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

The following table provides the high and low trading prices for our ADSs on the Nasdaq National Market for (1) the years of 2004 and 2005, (2) the four quarters in 2005, (3) the first quarter in 2006 and (4) each of the months since December 2005.

	Sales Price
	High	Low
Annual highs and lows
2004 (for the period from December 3, 2004 to and including December 31, 2004)	$14.22	$9.3
2005	$11.48	$4.21
Quarterly highs and lows
First Quarter 2005	$11.48	$7.75
Second Quarter 2005	$9.68	$6.80
Third Quarter 2005	$8.04	$4.76
Fourth Quarter 2005	$6.20	$4.21
First Quarter 2006	$6.98	$4.86
Monthly highs and lows
December 2005	$6.20	$4.99
January 2006	$6.30	$5.10
February 2006	$6.98	$4.86
March 2006	$5.54	$5.05
April 2006	$5.42	$4.93
May 2006	$5.28	$4.85
June 2006 (for the period to and including June 23, 2006)	$5.15	$4.95
B.	Plan of distribution

Not applicable.

C.	Markets

Our ADSs, each representing one of our ordinary shares, have been listed on the Nasdaq National Market since December 3, 2004 under the symbol “NINE.”

D.	Selling shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the issue

Not applicable.

Item 10.	Additional Information.
A.	Share capital

Not applicable.

B.	Memorandum and articles of association

We incorporate by reference into this annual report the description of our amended and restated memorandum of association contained in our registration statement on Form F-1 (Registration No. 333-120184) under “Description of share capital.” Our shareholders adopted our amended and restated memorandum and articles of association on November 9, 2004.

C.	Material contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, "Information on the Company" or elsewhere in this annual report.

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

Cayman Islands taxation

The following is a discussion of the material Cayman Islands tax consequences relating to an investment in our ADSs. The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of ADSs, or ordinary shares.

There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No Cayman Islands stamp duty will be payable by you in respect of transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands are not party to any double taxation treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

We do not believe that we were a PFIC for 2005. Although in the past we have operated our business and in the future we intend to operate our business so as to minimize the risk of being classified as a PFIC, there can be no assurance that we will not be a PFIC for 2006 and/or any later years, as PFIC status is re-tested each year and depends on the facts in the relevant year. In particular, fluctuation in the market price of our ADSs or ordinary shares may result in us becoming a PFIC in future years.

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

Holder is allowed a deduction for the excess, if any, of the adjusted basis of our ordinary shares or our ADSs over their fair market value as of the close of the taxable year only to the extent of any net mark-to-market gains on our ordinary shares or our ADSs included in the U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of our ordinary shares or our ADSs, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on our ordinary shares or our ADSs, as well as to any loss realized on the actual sale or disposition of our ordinary shares or our ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares ADSs. A U.S. Holder’s basis in the ordinary shares or ADSs will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us.

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

I.	Subsidiary information

For a listing of our subsidiaries, see Item 4 of this annual report, "Information on the Company — Organizational structure."

Item 11.	Quantitative and Qualitative Disclosures About Market Risk.

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

Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds.

Use of proceeds

The following "Use of Proceeds" information relates to our registration statement on Form F-1 (Registration No. 333 - 120184), or the Registration Statement, for our initial public offering and sale of 6,400,000 and 3,200,000 American Depositary Shares by our company and the selling shareholders, for an aggregate offering price of US$70.4 million and US$35.2 million, respectively. The Registration Statement was declared effective by the Commission on December 1, 2004.

We received net proceeds of approximately US$64.6 million from our initial public offering (after deducting underwriting discounts and other expenses related to the offering of US$5.7 million). None of the transaction expenses included payments to directors or officers of our company, persons owning 10% or more of our equity securities or our affiliates.

As of May 31, 2006, we have used approximately RMB23.4 million (US$2.9 million) of the net proceeds from our initial public offering for capital expenditure, comprising approximately RMB9.0 million (US$1.1 million) for the expansion of existing facilities and approximately RMB14.4 million (US$1.8 million) for the purchase of real estate for new research and development centers. None of the net proceeds from our initial public offering included payments to directors or officers of our company, persons owning 10% or more of our equity securities or our affiliates.

J.P. Morgan Securities Inc., Citigroup Global Markets Inc., Lehman Brothers Inc. and Jefferies Broadview, a division of Jefferies & Company, Inc. were the underwriters for our initial public offering.

Item 15.	Controls and Procedures.

Evaluation of disclosure controls and procedures

Shuang Wang, our Chief Executive Officer, and Tommy Siu Lun Fork, our Chief Financial Officer, have performed an evaluation of our disclosure controls and procedures, as that term is defined in Rules 13a-14(c) and 15d-14(c) of the Exchange Act, within 90 days prior to the date of this annual report and each has concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time period specified by the Securities and Exchange Commission's rules and forms and is accumulated and communicated to the management on a timely basis.

Changes in internal controls

No significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses, were made as a result of the evaluation.

Item 16A.	Audit Committee Financial Expert.

See Item 6 of this annual report, "Directors, Senior Management and Employees — Board practices."

Item 16B.	Code of Ethics.

Our board of directors has adopted a code of ethics for our chief executive officer and senior financial officers and a code of business conduct and ethics, which is applicable to all of our directors, officers and employees. Our code of ethics and code of business conduct and ethics are publicly available on our website at http://www.ninetowns.com/english, and such codes are filed as exhibits to this annual report.

Item 16C.	Principal Accountant Fees and Services.

The following table sets forth the aggregate fees in connection with certain professional services rendered by Deloitte Touche Tohmatsu, an independent registered public accounting firm, for the periods indicated. We did not pay any tax related or other fees to our principal accountants during the periods indicated.

	For the year ended December 31
	2004	2005	2005
Audit fees(1)	RMB7,287,000	RMB2,463,000	US$300,000
Audit related fees (2)	---	372,000	45,000
Total	RMB7,287,000	RMB2,835,000	US$345,000

(1)

Audit fees are the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountants for their audit of our annual financial statements and review of interim financial information in connection with the statutory requirement and our initial public offering in 2004.

(2)	Audit related fees are the fees billed for professional services rendered in relation to the review of passive foreign investment company analysis.

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
1.1*

Amended and Restated Memorandum and Articles of Association of Ninetowns Digital World Trade Holdings Limited (incorporated by reference to Exhibit 3.1 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 18, 2004)

2.1*

Specimen American Depositary Receipt of Ninetowns Digital World Trade Holdings Limited (incorporated by reference to Exhibit 2.1 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2005)

2.2*

Specimen Share Certificate of Ninetowns Digital World Trade Holdings Limited (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.1*

Shareholders’ Agreement dated October 22, 2003 among Jitter Bug Holdings Limited, AIG Asian Opportunity Fund, L.P., American International Assurance Company (Bermuda) Limited, the shareholders of Ninetowns Digital World Trade Holdings Limited (listed on Schedule 1 thereto) and Ninetowns Digital World Trade Holdings Limited (incorporated by reference to Exhibit 4.4 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.2*

Form of Termination Agreement among Ninetowns Digital World Trade Holdings Limited, Jitter Bug Holdings Limited, AIG Asian Opportunity Fund, L.P., American International Assurance Company (Bermuda) Limited and certain other shareholders of Ninetowns Digital World Trade Holdings Limited (incorporated by reference to Exhibit 4.5 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.3*

Form of Lock-up agreement by and among Ninetowns Digital World Trade Holdings Limited and certain of its directors, executive officers and shareholders (incorporated by reference to Exhibit 4.6 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.4*

Employee Share Option Scheme (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.5	Amended and Restated 2004 Share Option Plan of Ninetowns Digital World Trade Holdings Limited
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
†4.22

Translation of Franchise Agreement relating to “iDeclare.CIQ” software dated May 10, 2006 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software Technology Co., Ltd.

†4.23

Translation of Franchise Agreement relating to “iProcess.CIQ” software dated May 10, 2006 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software Technology Co., Ltd.

†4.24	Translation of Franchise Agreement dated May 12, 2006 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd.
†4.25	Translation of Franchise Agreement dated May 12, 2006 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Xin He Software Technology Co., Ltd.
4.26*

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

4.28	Translation of Renewal Agreement dated March 8, 2006 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.
4.29	Translation of Extension Agreement dated August 9, 2005 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.
4.30	Translation of Renewal Agreement dated March 8, 2006 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.
4.31	Translation of Extension Agreement dated December 23, 2005 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Digital Technology Limited
4.32	Translation of Renewal Agreement dated May 23, 2005 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.
4.33	Translation of Renewal Agreement dated August 30, 2005 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.
4.34*

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

4.37*	Translation of Software Development Contract for Inspection and Quarantine “Great Customs

Exhibit Number	Description

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

4.39*

Translation of UMA Product Sales and Service Contract dated October 8, 2003 between Beijing iTowNet Cyber Technology Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd. (incorporated by reference to Exhibit 10.26 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.40*

Deed of Undertaking dated August 13, 2004 by Shuang Wang and Min Dong to AIG Asian Opportunity Fund, L.P. and American International Assurance Company (Bermuda) Limited (incorporated by reference to Exhibit 10.27 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.41*

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

4.42*

Sale and Purchase Agreement dated October 8, 2003 among Ninetowns Digital World Trade Holdings Limited, Jitter Bug Holdings Limited, China Equity Associates L.P. and MMFI CAPI Venture Investments Limited (incorporated by reference to Exhibit 10.29 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.43*

Subscription Agreement dated October 8, 2003 between Ninetowns Digital World Trade Holdings Limited and Ever Praise Holdings Limited (incorporated by reference to Exhibit 10.30 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.44*

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

4.45*

Sale and Purchase Agreement dated October 16, 2003 among Ninetowns Digital World Trade Holdings Limited, Jitter Bug Holdings Limited and Huitung Investments (BVI) Limited (incorporated by reference to Exhibit 10.32 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.46*

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

4.47*

Subscription Agreement dated December 11, 2003 among Ninetowns Digital World Trade Holdings Limited, Jitter Bug Holdings Limited and Ferndale Associates Limited (incorporated by reference to Exhibit 10.34 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

Exhibit Number	Description
4.48*

Form of Right of First Refusal Agreement dated as of November 2, 2004 among Ninetowns Digital World Trade Holdings Limited, Ninetowns Import & Export e-Commerce Co., Ltd., Shuang Wang and Min Dong (incorporated by reference to Exhibit 10.35 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.49*

Translation of Software Development Contract for an Integrated Origin Certificate Electronic Management System dated December 15, 2004 between Beijing iTowNet Cyber Technology Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd. (incorporated by reference to Exhibit 4.39 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2005)

4.50*

Translation of Software Development Contract for Internal Decision & Support System dated January 27, 2005 between the State Administration for Quality Supervision and Inspection and Quarantine of the PRC and Beijing Ninetowns Ports Software and Technology Co., Ltd. (incorporated by reference to Exhibit 4.40 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2005)

4.51*

Translation of Software Development Contract for Export Electronic Monitoring Project (Phase I) dated March 31, 2005 between Beijing Regard Technology Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd. (incorporated by reference to Exhibit 4.41 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2005)

4.52*

Summary of Sale and Purchase Agreement between Beijing Ninetowns Times Electronic Commerce Limited and Dauphin Science Business Park Construction & Development Co., Ltd. of Beijing Zhongguancun Fengtai Science Park (incorporated by reference to Exhibit 4.42 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2005)

4.53*

Summary of Form of the Sale and Purchase Agreement between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Beijing Heng Fu Plaza Development Co., Ltd. (incorporated by reference to Exhibit 4.43 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2005)

†4.54

Translation of Software Development Contract for Export Electronic Monitoring Project (Phase 2) dated August 29, 2005 between eGrid Technology Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.

4.55

Translation of Software Development Contract for Waste Import Electronic Monitoring System dated June 28, 2005 between Beijing Regard Technology Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.

4.56

Translation of Software Development Contract for Electronic Business Integrated Service Platform dated June 28, 2005 between Beijing Regard Technology Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.

†4.57

Translation of Software Development Contract for Electronic Monitoring System Software Project (Common version for Enterprise) entered into on February 16, 2006 between State Administration for Quality Supervision and Inspection and Quarantine of the PRC and Beijing Ninetowns Ports Software and Technology Co., Ltd.

4.58

Translation of Supplemental Agreement dated February 8, 2006 regarding the Distribution Agreement between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Guangzhou Panyu Chengchang Trade Development Co., Ltd.

8.1	Subsidiaries of Ninetowns Digital World Trade Holdings Limited
11.1*

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2005)

11.2*

Code of Ethics for Chief Executive Officer and Senior Financial Officers (incorporated by reference to Exhibit 11.2 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2005)

12.1	Certification of Chief Executive Officer pursuant to SEC Rule 13a-14(a)
12.2	Certification of Chief Financial Officer pursuant to SEC Rule 13a-14(a)
13.1	Certification of Chief Executive Officer pursuant to SEC Rule 13a-14(b)
13.2	Certification of Chief Financial Officer pursuant to SEC Rule 13a-14(b)
15.1	Consent of Deloitte Touche Tohmatsu
15.2	Consent of Global Insight

Exhibit Number	Description
15.3	Consent of Conyers Dill & Pearman
15.4	Consent of Commerce & Finance Law Offices
*	Previously filed with the relevant Registration Statement on Form F-1 or with the relevant Annual Report on Form 20-F.

†	Certain portions of this Exhibit have been omitted based upon a request for confidential treatment. The omitted portions have been separately submitted to the Securities and Exchange Commission.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf on this 29th day of June, 2006.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

By:/s/ Shuang Wang
Name: Shuang Wang
Title: Chief Executive Officer

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm and Consolidated Financial Statements for the years ended December 31, 2003, 2004 and 2005

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of independent registered public accounting firm	F - 2

Consolidated balance sheets as of December 31, 2004 and 2005	F - 3

Consolidated statements of operations for the years ended

December 31, 2003, 2004 and 2005	F - 4

Consolidated statements of shareholders' equity and comprehensive

income for the years ended December 31, 2003, 2004 and 2005	F - 5

Consolidated statements of cash flows for the years ended December 31, 2003, 2004 and 2005	F - 6

Notes to consolidated financial statements	F - 7

Schedule I - Condensed financial information of registrant	F - 33

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Ninetowns Digital World Trade Holdings Limited:

We have audited the accompanying consolidated balance sheets of Ninetowns Digital World Trade Holdings Limited and its subsidiaries (the "Company") as of December 31, 2004 and 2005 and the related consolidated statements of operations, shareholders' equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2005, all expressed in Renminbi. Our audits also include the financial statement schedule listed in the Index at Schedule I. These consolidated financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and related financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2005 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of the readers.

/s/ Deloitte Touche Tohmatsu

Hong Kong

June 19, 2006

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31,
	2004	2005	2005
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	696,993	731,474	90,639
Inventories	8,123	7,722	957
Trade receivables from:
- external customers, less allowance for doubtful accounts
of RMB4,540 in 2004 and RMB5,300 in 2005	38,190	17,459	2,163
- related parties, less allowance for doubtful
accounts of RMBNil in 2004 and 2005	30,940	29,752	3,687
Prepaid expenses and other current assets	37,686	43,832	5,431
Term deposits	150,913	207,000	25,650
Total current assets	962,845	1,037,239	128,527
Property, plant and equipment, net	5,259	33,484	4,149
Deposits paid for acquisition of property, plant and equipment	49,652	73,040	9,050
Goodwill	193,570	193,570	23,986
Intangible assets, net	10,856	8,440	1,046
TOTAL ASSETS	1,222,182	1,345,773	166,758
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable and accrued expenses	19,061	12,039	1,492
Customers' deposits	-	10,639	1,318
Short-term unearned revenue	97,230	67,886	8,412
Amounts due to shareholders	5,360	-	-
Income tax payable	5,465	5,388	668
Other taxes payable	4,014	2,856	354
Total current liabilities	131,130	98,808	12,244
Minority interests	600	600	74

Commitments (Note 13)

Shareholders' equity:
Ordinary shares of par value HK$0.025 each: 8,000,000,000 shares authorized; 34,391,834 in 2004 and 34,991,834 in 2005 shares issued and outstanding	911	918	114
Additional paid-in capital	845,730	853,127	105,713
Retained earnings	243,811	395,415	48,997
Accumulated other comprehensive loss	-	(3,095)	(384)
Total shareholders' equity	1,090,452	1,246,365	154,440
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,222,182	1,345,773	166,758

The accompanying notes are an integral part of these consolidated financial statements.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Year ended December 31,
	2003	2004	2005	2005
	RMB	RMB	RMB	US$
Net revenues:
Enterprise software
external customers	111,882	146,635	142,534	17,661
related parties (Note 10)	1,909	42,085	60,954	7,553
Software development services
external customers	545	3,130	7,600	942
related parties (Note 10)	18,500	9,593	28,100	3,482
Computer hardware sales	72	104	678	84
Total net revenues	132,908	201,547	239,866	29,722
Cost of revenues:
Enterprise software	(1,532)	(1,528)	(495)	(61)
Software development services	(4,939)	(2,970)	(18,192)	(2,254)
Computer hardware sales	(48)	(9)	(482)	(60)
Total cost of revenues	(6,519)	(4,507)	(19,169)	(2,375)
Gross profit	126,389	197,040	220,697	27,347
Operating expenses:
Selling expenses	(13,674)	(15,977)	(25,752)	(3,191)
General and administrative expenses (including
stock-based compensation of RMB35,000 for
2003, nil for 2004 and 2005)	(55,395)	(35,872)	(48,778)	(6,044)
Research and development expenses	(2,691)	(4,819)	(11,249)	(1,394)
Allowance for doubtful debts	(1,516)	(700)	(760)	(94)
Income from operations	53,113	139,672	134,158	16,624
Interest income	1,220	3,768	17,625	2,184
Other income	211	1,340	447	55
Income before income tax expenses	54,544	144,780	152,230	18,863
Income tax expenses	(4,116)	(1,823)	(626)	(78)
Income after taxes before minority interests	50,428	142,957	151,604	18,785
Minority interests	(9,239)	(9,006)	-	-
Net income	41,189	133,951	151,604	18,785
Net income per share:
Basic	RMB1.82	RMB4.96	RMB4.39	US$0.54
Diluted	RMB1.82	RMB4.74	RMB4.25	US$0.53

Shares used in computation:
Basic	22,659,048	27,022,057	34,539,976	34,539,976
Diluted	22,659,048	28,279,061	35,706,894	35,706,894

The accompanying notes are an integral part of these consolidated financial statements.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

AND COMPREHENSIVE INCOME

(In thousands, except share and per share data)

					Accumulated
			Additional		other
	Ordinary shares		paid-in	Retained	comprehensive		Comprehensive
	Shares	Amount	capital	earnings	loss	Total	income
		RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2003	22,000,000	-	-	68,671	-	68,671
Employee stock-based compensation	-	-	35,000	-	-	35,000
Transfer on reorganization	-	583	(583)	-	-	-
Issuance of shares	780,000	21	20,649	-	-	20,670
Net income and comprehensive income	-	-	-	41,189	-	41,189	41,189

Balance as of December 31, 2003	22,780,000	604	55,066	109,860	-	165,530
Issuance of shares on acquisition of 10%
minority interest of subsidiaries	2,002,312	53	181,259	-	-	181,312
Issuance of shares upon the initial public
offering, net of offering expenses	6,400,000	169	531,244	-	-	531,413
Transfer from mezzanine equity upon lapse of
put option and issuance of 16 additional shares	2,964,016	79	71,662	-	-	71,741
Exercise of share options	245,506	6	6,499	-	-	6,505
Net income and comprehensive income	-	-	-	133,951	-	133,951	133,951

Balance as of December 31, 2004	34,391,834	911	845,730	243,811	-	1,090,452
Issuance of shares for employee share options	600,000	7	7,397	-	-	7,404
Net income	-	-	-	151,604	-	151,604	151,604
Foreign currency translation adjustments	-	-	-	-	(3,095)	(3,095)	(3,095)
Comprehensive Income	-	-	-	-	-	-	148,509
Balance as of December 31, 2005	34,991,834	918	853,127	395,415	(3,095)	1,246,365

		US$114	US$105,713	US$48,997	US$(384)	US$154,440

The accompanying notes are an integral part of these consolidated financial statements.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands except share and per share data)

	Year ended December 31,
	2003	2004	2005	2005
	RMB	RMB	RMB	US$
Operating activities:
Net income	41,189	133,951	151,604	18,785
Adjustments to reconcile net income to net cash
provided by operating activities:
Loss on disposal of property, plant and equipment	-	-	263	33
Depreciation of property, plant and equipment	874	1,315	2,877	356
Amortization of intangible assets	-	805	2,416	299
Allowance for doubtful debts	1,516	700	760	94
Minority interests in profit of subsidiaries	9,239	9,006	-	-
Employee stock-based compensation	35,000	-	-	-
Changes in operating assets and liabilities:
Inventories	(313)	(7,665)	401	50
Trade receivables from external customers	(4,433)	(7,794)	19,971	2,475
Trade receivables from related parties	(22,885)	945	1,188	147
Prepaid expenses and other current assets	(7,953)	(22,666)	(6,146)	(762)
Term deposits	(40,832)	(85,249)	(56,087)	(6,950)
Accounts payable and accrued expenses	(476)	13,849	(7,022)	(870)
Customers' deposits	-	-	10,639	1,318
Short-term unearned revenue	26,188	26,622	(29,344)	(3,636)
Income taxes payable	2,181	533	(77)	(9)
Other taxes payables	7,117	(6,331)	(1,158)	(143)

Net cash provided by operating activities	46,412	58,021	90,285	11,187

Investing activities:
Purchase of property, plant and equipment	(2,208)	(2,856)	(31,376)	(3,887)
Deposits paid for acquisition of property, plant and equipment	-	(49,652)	(23,388)	(2,898)
Acquisition of additional interest in subsidiaries	-	(48,637)	-	-
Decrease in amounts due from related parties	3,411	6,989	-	-

Net cash provided by (used in) investing activities	1,203	(94,156)	(54,764)	(6,785)

Financing activities:
Exercise of share options	-	6,505	7,404	917
Increase (decrease) in amounts due to shareholders	-	5,360	(5,360)	(664)
Net proceeds on issue of shares	67,607	531,413	-	-
Collection of subscription receivables	-	24,804	-	-
Contribution from minority shareholder of a subsidiary	-	600	-	-
Increase (decrease) in cash advance from a shareholder	2,643	(3,085)	-	-

Net cash provided by financing activities	70,250	565,597	2,044	253

Effect of exchange rate changes	-	-	(3,084)	(382)

Net increase in cash and cash equivalents	117,865	529,462	34,481	4,273
Cash and cash equivalents at the beginning of the year	49,666	167,531	696,993	86,366

Cash and cash equivalents at the end of the year	167,531	696,993	731,474	90,639

Non-cash investing activities:
Consideration for acquisition of subsidiaries settled
through issuance of shares	-	181,312	-	-
Non-cash financing activities:
Issuance of shares to employees for services	35,000	-	-	-

Supplemental cash flow information:
Cash paid during the year for income taxes	1,935	1,290	703	87
Interest paid during the year	-	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Ninetowns Digital World Trade Holdings Limited ("Ninetowns") was incorporated as an exempted company with limited liability in the Cayman Islands on February 8, 2002 under the Companies Law of the Cayman Islands.

Ninetowns and its subsidiaries (collectively the "Company") are principally engaged in the sale of enterprise software and the provision of related after-sales services, the provision of software development services and the sale of computer hardware and accessories, in the People's Republic of China (the "PRC").

At the time of its incorporation, all of the outstanding share capital of Ninetowns was held by Jitter Bug Holdings Limited ("Jitter Bug"). Substantially all of its business is conducted in the PRC through four subsidiaries in which the Company indirectly held a 90% interest and a fifth subsidiary in which its effective interest was 81%, collectively the "operating subsidiaries". The Company holds its interests in the operating subsidiaries indirectly through Ixworth Enterprises Limited or "Ixworth", which is wholly owned by Ninetowns and is incorporated in the British Virgin Islands.

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

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

As of December 31, 2005, details of the subsidiaries of Ninetowns are as follows:

	Place of	Date of	Effective
	incorporation/	incorporation/	ownership
Name of entity	establishment	establishment	interest	Principal activities

Asia Pacific Logistics Limited	BVI	October 1, 2003	100%	Investment holding
("Asia Pacific")

Beijing New Take Electronic	PRC	May 22, 2000	100%	Inactive
Commerce Limited ("Beijing
New Take") (note i)

Beijing Ninetowns Digital	PRC	March 22, 1995	100%	Sale of enterprise software
Technology Limited ("Beijing				and provision of related
Ninetowns Digital Technology")				after-sales services, and
				sale of computer hardware
				and accessories and
				provision of software
				development services

Beijing Ninetowns Ports Software	PRC	August 1, 2003	100%	Sale of enterprise software
and Technology Co., Ltd.				and provision of related
("Beijing Ninetowns Ports")				after-sales services, and
				sale of computer hardware
				and accessories and
				provision of software
				development services

Beijing Ninetowns Times	PRC	June 2, 2000	100%	Provision of software
Electronic Commerce Limited				development services
("Beijing Ninetowns
Times") (note i)

Better Chance International Limited	BVI	July 8, 2003	100%	Investment holding
("Better Chance")

Guangdong Ninetowns Technology	PRC	September 26, 2005	100%	Not yet commenced
Co. Ltd. ("Guangdong Ninetowns")				operations

Ixworth Enterprises Limited	British Virgin Islands	December 22, 1999	100%	Investment holding
("BVI")

New Take Limited	Hong Kong	February 25, 1998	100%	Investment holding

Shanghai New Take Digital	PRC	September 13, 2001	100%	Sale of enterprise
Technology Limited				software and
("Shanghai New Take") (note ii)				provision of related
				after-sales services,
				sale of computer and
				hardware and
				accessories and
				provision of software
				development services

Shielder Limited	Hong Kong	February 25, 1998	100%	Investment holding

Tsingdao Fujin Commerce and	PRC	May 26, 2004	70%	Inactive
Finance Software Limited
("Tsingdao Fujin")

Notes:

(i)	These subsidiaries were incorporated as Sino-foreign joint venture limited companies for a term of 25 years.

(ii)

Shanghai New Take was incorporated for a term of 8 years commencing September 13, 2001. The Company initially held a 90% equity interest in Shanghai New Take and on June 30, 2004, the Company acquired the 10% minority interest for a consideration of RMB50.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(In thousands, except share and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

Basis of presentation - The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America ("U.S. GAAP").

Basis of consolidation - The consolidated financial statements include the financial statements of Ninetowns and its majority-owned subsidiaries. All significant intercompany transactions and balances are eliminated on consolidation.

Significant risks and uncertainties - The Company participates in a high-technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company's future financial position, results of operations, or cash flows: advances and trends in new technologies and industry standards; changes in government policies, standards, rules and regulations; competition from other competitors; changes in key suppliers; changes in certain strategic relationships or customer relationships; regulatory or other risks; risks associated with the Company's ability to attract and retain employees necessary to support its growth.

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company's consolidated financial statements include allowance for doubtful account, the useful lives and impairment of property, plant and equipment and of intangible assets, and impairment of goodwill.

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

Property, plant and equipment - Property, plant and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets. Estimated useful lives of property, plant and equipment are as follows:

Buildings	20 years
Leasehold improvements	shorter of lease term or 5 years
Furniture, fixtures and office equipment	5 years
Computer equipment	5 years
Motor vehicles	5 years

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(In thousands, except share and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Acquired intangible assets - Acquired intangible assets, which consist primarily of software development contracts, customer lists and relationships and completed technology, are carried at cost, less accumulated amortization. Amortization is calculated on a straight-line basis over the expected useful life of the assets of 2 to 5 years.

Amortization expenses for the years ended December 31, 2003, 2004 and 2005 were nil, RMB805 and RMB2,416, respectively.

Impairment of long-lived assets - Pursuant to Statement of Financial Accounting Standard ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets", the Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets.

Goodwill - Goodwill represents the excess of the cost of acquisition over the fair value of the identifiable assets and liabilities acquired.

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group completes a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

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

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(In thousands, except share and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

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

For certain customers, the Company installs the software at the customer's place of business and charges the customer a fixed price per use of the software and accordingly the Company recognizes the related revenue when the customer uses the software.

The Company generally recognizes contract revenues generated from the provision of software development services and the related costs on a percentage-of-completion method, and begins recognizing such revenues at the time the contract is signed. Percentage-of-completion is measured principally by the percentage of man-hours incurred to date for each contract to the estimated total hours to be incurred for each contract at completion. Revenue from software development services are also comprised of certain system integrations projects. The Company recognizes revenues for systems integrations upon the receipt of written acceptance from the customer at the time the project is completed, because the Company does not have vendor-specific objective evidence to allow for separating the various components of the systems integration contracts into separate units of accounting. Amounts received from customers before the Company provides the software development services are recorded as customers' deposits on the balance sheet.

Sales of computer equipment and accessories are recorded when the goods are delivered, title has passed to the customers and the Company has no further obligations to provide services related to the operation of such equipment.

Pursuant to "Certain Policies to Encourage the Development of Software and Integrated Circuit Industries as New and High Technology Enterprises", Beijing Ninetowns Times, Beijing Ninetowns Digital Technology and Beijing Ninetowns Ports are entitled to a refund of value-added tax paid at a rate of 14% of the sales value for self-developed software products, which does not include revenues from maintenance services and upgrade rights sold separately. Revenues from sales of software products include the refund of such value-added tax and the refund was RMB10,867, RMB17,382 and RMB19,766 for the years ended December 31, 2003, 2004 and 2005, respectively.

The Company presents sales net of value added tax and business tax incurred, which amount to RMB20,348, RMB32,517 and RMB40,034 for the years ended December 31, 2003, 2004 and 2005, respectively.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(In thousands, except share and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Cost of revenue - Cost of revenue includes production and shipping and handling costs for products and programs sold, and direct costs associated with the delivery of software development and maintenance services, including salaries, employee benefits and overhead costs associated with employees providing the related services.

Costs that can be directly associated with a specific anticipated contract to be accounted for under the percentage-of-completion method are deferred when the Company has evaluated that their recoverability from that contract is probable. Such costs are deferred and presented as work in process in the inventories until the contract is executed, at which point the deferred costs are included in the costs of that contract. Pre-contract costs relating to a specific contract that is subsequently rejected would be expensed immediately.

Research and Development - Research and development expenses include payroll, employee benefits and other headcount-related costs associated with product development. Technological feasibility for the Company's software products is reached shortly before the products are released to production. Costs incurred after technological feasibility is established are not material, and accordingly, the Company expenses all research and development costs when incurred.

Advertising expenses - Advertising expenses are charged to the consolidated statements of operations in the period incurred. The Company incurred advertising expenses amounting to RMB353, RMB591 and RMB1,979 for the years ended December 31, 2003, 2004 and 2005, respectively.

Government subsidies - Government subsidies are recognized when received and when all the conditions for their receipt have been met.

Foreign currency translation - The functional currency of the Company's subsidiaries established in the PRC is Renminbi (“RMB”). Transactions dominated in other currencies are recorded in RMB at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into RMB at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in the income statements.

The functional currency of Ninetowns is United States dollars. The Company has chosen RMB as their reporting currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive loss in the statement of shareholders’ equity.

Total comprehensive income is comprised of net income and foreign currency translation adjustments and amounted to RMB41,189, RMB133,951 and RMB148,509 for the years ended December 31, 2003, 2004 and 2005, respectively.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(In thousands, except share and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Translation into United States Dollars - The financial statements of the Company are stated in RMB. The translation of RMB amounts at and for the year ended December 31, 2005 into United States dollar ("US$") is included solely for the convenience of readers and have been made at the rate of RMB8.0702 to US$1 at December 31, 2005. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.

Foreign currency risk - The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of Renminbi into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents and term deposits of the Company included aggregate amounts of RMB134,882 and RMB150,271 at December 31, 2004 and RMB588,836 and RMB207,000 at December 31, 2005, respectively, which were denominated in RMB.

The PRC subsidiaries conduct their business substantially in the PRC, and their financial performance and position are measured in terms of RMB. Any devaluation of the RMB against the United States dollar would consequently have an adverse effect on the financial performance and asset values of the Company when measured in terms of United States dollar. The PRC subsidiaries' products and services are primarily sold and delivered in the PRC for RMB. Thus, their revenues and profits are predominantly denominated in RMB, and will have to be converted by the Company to pay dividends to the Company in Hong Kong or United States dollars. Should the RMB devalue against the Hong Kong or United States dollar, such devaluation could have a material adverse effect on the Company's profits and the foreign currency equivalent of such profits repatriated by the PRC entities to the Company.

Concentration of credit risk - Financial instruments that potentially expose the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, trade receivables. The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

Fair value of financial instruments - The carrying amounts of cash and cash equivalents, term deposits, trade receivables and accounts payable approximate their fair value due to the short-term nature of these instruments.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(In thousands, except share and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Stock-based compensation - The Company grants stock options to its employees and directors. The Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees", and its related interpretations which require the Company to record a compensation charge for the excess of the fair value for the stock at the grant date over the amount an employee must pay to acquire the stock. The compensation expense is recognized over the applicable service period, which is usually the vesting period.

On February 22, 2002, prior to the legal reorganization of the entities under common control, Jitter Bug, the then ultimate holding company of the Company, transferred a 6% ownership interest in the Company to certain executive officers for a nominal sum. In accordance with APB No. 25 and its related interpretation, the Company has accounted for this transaction as a contribution to capital by Jitter Bug with the offsetting charge to stock compensation for an amount determined by the difference between the amount paid and the fair value of the shares transferred. On the date of grant, Ninetowns was a shell company and as such, there was no value attributable to the interest transferred. As discussed in Note 1, on September 27, 2003, Jitter Bug transferred all of its interests in the operating subsidiaries to Ninetowns. The equity restructuring of the entities under common control resulted in a new measurement date for the interest transferred to the executive officers and, as such, the Company recorded a compensation charge in the year ended December 31, 2003 of RMB35,000, which was based on the fair value of the equity interests transferred. The fair value was established based on the price of shares sold to independent third parties shortly after restructuring.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(In thousands, except share and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Had compensation cost for the options granted to employees in 2003 and 2005 under the Company's employee share option schemes (the "Plan") (see Note 12) been determined based on the fair value at the grant date, as prescribed in SFAS No. 123, the Company's pro forma net income would have been as follows:

	Year ended December 31,
	2003	2004	2005
	RMB	RMB	RMB

Net income as reported	41,189	133,951	151,604
Add: Stock-based compensation as reported	-	-	-
Less: Stock-based compensation determined using the
fair value method	(88)	(484)	(14,616)

Pro forma net income	41,101	133,467	136,988

Shares used in computation
Basic	22,659,048	27,022,057	34,539,976

Diluted	22,659,048	28,279,061	35,706,894

Net income per share:
Basic, as reported	1.82	4.96	4.39
Basic - pro forma	1.81	4.94	3.97
Diluted, as reported	1.82	4.74	4.25
Diluted - pro forma	1.81	4.72	3.84

The fair value of each option granted is estimated on the date of grant using the minimum value method for options granted before Ninetowns became a public company, as permitted for non-public companies, and using the Black-Scholes option pricing model for options granted after Ninetowns became a public company, with the following assumptions used for grants during the applicable period.

	Year 2003	Year 2005
	under	under
	2003 Plan	2004 Plan
Options grants

Average risk-free rate of return	5%	5%
Weighted average expected option life	9.875 years	6.25 years
Volatility rate	N/A	55%
Dividend yield	0%	0%

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(In thousands, except share and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Comprehensive income - The Company has adopted SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. During the years presented, the Company's comprehensive income represents its net income and foreign currency translation adjustments, if any.

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

Recently Issued Accounting Pronouncements - In December 2004, the Financial Accounting Standards Board ("FASB'') issued Statement of Financial Accounting Standard ("SFAS'') No. 123 (revised 2004) ("SFAS No. 123-R''). "Share-Based Payment'', which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation''. SFAS No. 123-R supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees''. Generally, the approach in SFAS No. 123-R is similar to the approach described in SFAS No. 123. However, SFAS No. 123-R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on the grant-date fair values. Pro forma disclosure previously permitted under SFAS No. 123 is no longer an alternative. The new standard, as recently amended, will be effective for the Company in the annual reporting period beginning after January 1, 2006. Under SFAS No. 123-R, the Company could elect the modified prospective or modified retroactive option for transition on the adoption of this new standard. Under the modified retroactive option, prior periods are adjusted on a basis consistent with the proforma disclosures previously required for those periods by SFAS No. 123. Under the modified prospective option, compensation expense for all unvested stock options must be recognized on or after the required effective date based on the grant-date fair value of those stock options. The Company would follow the same guidelines in the modified prospective transition method for awards granted subsequent to adoption and those that were granted after it became a public company and not yet vested. Prior to the adoption of SFAS No. 123-R, the Company has continued to utilize the accounting method prescribed by APB Opinion No. 25 and has adopted the disclosure requirements of SFAS No. 148 as allowed by SFAS No. 123.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(In thousands, except share and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4'' ("SFAS No.151"). SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred on or after July 1, 2005. The adoption of this standard did not have a material effect on the Company's financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29'' ("SFAS 153''), which amends Accounting Principles Board Opinion No. 29, "Accounting for Nonmonetary Transactions'' to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that the adoption of this statement will have a material effect on the Company's financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections'' ("SFAS 154'') which replaces Accounting Principles Board Opinions No. 20 "Accounting Changes'' and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements - An Amendment of APB Opinion No. 28.'' SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not anticipate that the adoption of this statement will have a material effect on the Company's financial position or results of operations.

In September 2005 the Emerging Issues Task Force ("EITF") published Issue 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty. The Issue addresses the accounting and disclosure requirements of accounting for purchases and sales of inventory with the same counterparty. In certain situations, as discussed further in the Issue, generally accepted accounting principles may require these types of transactions be carried at historical cost of inventory as opposed to the inventory's fair value, and potentially to defer revenue recognition primarily in situations wherein the transactions may not represent a completed revenue earnings cycle. The Issue is applicable for arrangements entered into by entities for interim or annual periods beginning after March 15, 2006, the Company does not anticipate that the adoption of this Issue will have a material effect on the Company's financial position or results of operations.

In March 2005, the FASB issued FASB Interpretation No. ("FIN") 47, "Accounting for Conditional Assets Retirement Obligations, an interpretation of SFAS No. 143". FIN 47 clarifies that an entity is required to recognize a liability for legal obligation to perform an asset retirement activity if the fair value can be reasonably estimated even though the timing and/or method of settlement are conditional on a future event. FIN 47 is required to be adopted for annual reporting periods ending after December 15, 2005. The Company does not anticipate that the adoption of this interpretation will have a material impact on the Company's financial position, results of operations or cash flows.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(In thousands, except share and per share data)

3.	ACQUISITION

In June of 2004, the Company entered into an agreement with Value Chain International Limited ("Value Chain"), a company beneficially owned by Mr. Wang Shuang, the Chief Executive Officer of Ninetowns, and Ms. Dong Min, a member of the senior management of Ninetowns and spouse of Mr. Wang Shuang, to acquire the 10% minority interest in the operating subsidiaries held by Value Chain, Better Chance and Asia Pacific. The aggregate purchase price of US$27,806 was determined based on negotiations between the Company's Board of Directors and the holders of the minority interests. The purchase consideration consists of (i) US$4,140 in cash, (ii) the assumption of loans payable to Value Chain of US$1,736, and (iii) the issuance of 2,002,312 shares of the Company's ordinary share valued at US$10.95 per share. In determining the fair value of the shares exchanged, the Company used a market-based approach. In September of 2004, the consideration was fully settled by cash payments of RMB48,637 for items (i) and (ii) and issuance of 2,002,312 shares to Value Chain.

The Company's purchase price allocation is follows:

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

4.	INVENTORIES
	At December 31,
	2004	2005
	RMB	RMB
Inventories consist of the following:

Computer accessories	1,332	2,276
Software products	21	5,277
Consumables	27	16
Work in progress	6,743	153

	8,123	7,722

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(In thousands, except share and per share data)

5.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	At December 31,
	2004	2005
	RMB	RMB
Cost
Buildings	-	18,789
Leasehold improvements	2,690	5,104
Furniture, fixtures and office equipment	1,822	2,798
Computer equipment	4,020	10,250
Motor vehicles	1,102	3,651

Total	9,634	40,592
Less: Accumulated depreciation and
amortization	(4,375)	(7,108)

Property, plant and equipment, net	5,259	33,484

Depreciation and amortization expenses for the years ended December 31, 2003, 2004 and 2005 were RMB874, RMB1,315 and RMB2,877, respectively.

6.	INTANGIBLE ASSETS, NET

Acquired intangible assets, net consist of the following:

	At December 31,
	2004	2005
	RMB	RMB
Cost
Software development contracts	279	279
Customer lists and relationships	6,131	6,131
Completed technology	5,251	5,251

Total	11,661	11,661
Less: Accumulated amortization	(805)	(3,221)

Intangible assets, net	10,856	8,440

For each of the next five years, annual amortization expenses of the software development contracts, customer lists and relationships, and completed technology will be approximately RMB93, RMB1,226 and RMB1,050, respectively.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(In thousands, except share and per share data)

7.	OTHER INCOME
	Year ended December 31,
	2003	2004	2005
	RMB	RMB	RMB

Government subsidies	-	1,000	300
Others	211	340	147

	211	1,340	447

8.	INCOME TAX EXPENSES

The Company is a tax exempted company incorporated in the Cayman Islands.

No provision for Hong Kong Profits Tax has been made as the subsidiaries incorporated in Hong Kong had no assessable profits earned or derived from Hong Kong during the three years ended December 31, 2003, 2004 and 2005.

The subsidiaries incorporated in the PRC other than Hong Kong are governed by the Income Tax Law of PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the "Income Tax Laws").

Beijing New Take and Beijing Ninetowns Times were awarded the certificate of "New and High Technology Enterprise" by Beijing Municipal Science and Technology Committee on March 30, 2001 and, as such, were exempted from the enterprise income tax for the two years ended December 31, 2002, followed by a 50% tax reduction for the three years ended December 31, 2005 at an income tax rate of 7.5%. Commencing from January 1, 2006, Beijing New Take and Beijing Ninetowns Times will be subject to an enterprise income tax rate of 15%.

Beijing Ninetowns Infrastructure Technology Development Centre, the predecessor of Beijing Ninetowns Digital Technology, was awarded the certificate of "New and High Technology Enterprise" on May 23, 1995 and was exempted from the enterprise income tax for the three years ended July 31, 1998 followed by a 50% tax reduction for the three years ended July 31, 2001 at an income tax rate of 7.5%. Such preferential tax treatment was inherited by Beijing Ninetowns Digital Technology, following its establishment on July 25, 2000. From August 1, 2001, Beijing Ninetowns Digital Technology was subject to an enterprise income tax rate of 15%.

Shanghai New Take was exempted from enterprise income tax for the two years ended December 31, 2004, followed by a 50% tax reduction for the three years ending December 31, 2007 at an income tax rate of 15%. Commencing from January 1, 2008, Shanghai New Take will be subject to an enterprise income tax rate of 33%.

Beijing Ninetowns Ports was awarded the certificate of "New and High Technology Enterprise" and is exempted from the enterprise income tax for the three years ended December 31, 2005.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(In thousands, except share and per share data)

8.	INCOME TAX EXPENSES - continued

No deferred taxes have been recorded as there were no significant taxable temporary differences during the tax exemption period of the PRC subsidiaries.

During the years ended December 31, 2003, 2004 and 2005, if the Company's subsidiaries in the PRC were neither in the tax holiday period nor had they been specifically allowed special tax concessions, they would have recorded additional income tax expense of RMB12,988, RMB23,558 and RMB13,519, respectively, the Company's net income would have been decreased by RMB11,687, RMB21,973 and RMB13,519, and basic and diluted net income per share would have been decreased to RMB1.30, RMB4.14 and RMB4.00, and RMB1.30, RMB3.96 and RMB3.87 for the years ended December 31, 2003, 2004 and 2005, respectively.

Reconciliation between the provision for income tax computed by applying the PRC enterprise income rate of 15% to income before income taxes and the actual provision for income taxes is as follows:

	Year ended December 31,
	2003	2004	2005

PRC enterprise income tax	15.0%	15.0%	15.0%
Expenses not deductible for tax purposes	12.3%	3.4%	10.2%
Income not subject to tax	(4.9%)	(1.2%)	(5.9%)
Tax exemption and tax relief granted
to PRC subsidiaries	(14.7%)	(16.7%)	(18.9%)
Others	(0.2%)	0.8%	-
	7.5%	1.3%	0.4%

9.	OTHER TAXES PAYABLE
	At December 31,
	2004	2005
	RMB	RMB

Individual income tax	165	196
Business tax payable	1,342	1,877
Value added taxes payable, net	2,507	783
	4,014	2,856

The Company's subsidiaries in the PRC other than Hong Kong are subject to a 17% value added tax on revenues from sales of hardware to customers and, in addition, are subject to business tax and value added tax at the rates of 5% and 6%, respectively, on service revenues from software development and sales of software, respectively. Value added taxes payable on revenues is equal to an amount net of the value added tax paid on inventory purchases. The Company is also required to withhold PRC individual income tax on employees' payroll for remittance to the tax authorities.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(In thousands, except share and per share data)

10.	RELATED PARTY TRANSACTIONS AND BALANCES

Investment activities:

In September 2002, the Company set up Shenzhen Ninetowns Enke Software Technology Co., Ltd. (formerly known as Shenzhen Jinwangge Software Co., Ltd.) ("Ninetowns Enke") in the PRC, together with certain members of senior management of the Company and certain independent third parties. The Company contributed RMB4,080 for a 51% equity interest in Ninetowns Enke. In May 2003, the Company disposed of its entire interest in Ninetowns Enke, which had not yet begun operations, at cost to Beijing Yadi Yangguang Technology Development Co., Ltd. ("Beijing Yadi Yangguang"), a company wholly owned by Mr. Wang Shuang and Ms. Dong Min, a member of the senior management of the Company and the spouse of Mr. Wang Shuang, for a consideration of RMB4,080. No gain or loss was recorded in relation to this disposition.

In June 2004, the Company entered into agreements for the acquisition of office premises for an aggregate consideration of RMB49,652. Certain of these properties are being acquired from Beijing Heng Fu Plaza Development Company Ltd., a company in which Mr. Ko Jin Heng is a director, for a consideration of RMB47,339. Mr. Ko Jin Heng is also a director of Jitter Bug. In 2005, the Company acquired an additional premise from Beijing Hong Fu Plaza Development Company, Ltd for a consideration of RMB18,617. As of December 31, 2004 and 2005, the Company had paid accumulated amounts of RMB47,339 and RMB65,956, respectively, with respect to these acquisitions. Since these acquisitions had not been completed and the risk and reward of the ownership of the properties concerned had not been transferred to the Company as of December 31, 2004 and 2005, the payments of RMB47,339 and RMB65,956, respectively, were included in deposits paid for acquisition of property, plant and equipment in the consolidated balance sheets.

Software development services:

During the years ended December 31, 2003, 2004 and 2005, the Company provided software development services, directly or indirectly, to Beijing iTowNet Cyber Technology Ltd. ("Beijing iTownNet") in which Mr. Wang Shuang and Ms. Dong Min have beneficial interests. Mr. Ren Xiaoguang, a member of the senior management of the Company, is a non-executive director of Beijing iTowNet. Mr. Wu Bolin, another member of the senior management of the Company, is the sole supervisor of Beijing iTowNet. In 2003, the Company entered into various software development services contracts with eGrid Technology Ltd. ("eGrid") (formerly known as Beijing Regard Technology Co., Ltd.) to provide software development services to Beijing iTowNet as the ultimate user. eGrid is a company established in the PRC by Beijing Yadi Yangguang and certain individuals. In March 2003, Beijing Yadi Yangguan disposed of its 73.75% interest in eGrid to another individual. The Company recognized net revenues of RMB18,500 and RMB22,160 from such indirect services to Beijing iTowNet in 2003 and 2005, respectively. No such services were provided by the Company to Beijing iTowNet in 2004. For the years ended December 31, 2004 and 2005, RMB3,593 and RMB270 were recognized from direct software development services provided to Beijing iTowNet. The Company also provided platform maintenance services to Beijing iTowNet directly and indirectly in the years ended December 31, 2004 and 2005 and recognized net revenues of RMB6,000 and RMB5,670, respectively, from such services.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(In thousands, except share and per share data)

10.	RELATED PARTY TRANSACTIONS AND BALANCES - continued

Sales of enterprises software:

In September 2003, the Company entered into a distribution agreement with Ninetowns Enke for the distribution of the Company's enterprise software in the southern region of the PRC. During the years ended December 31, 2003, 2004 and 2005, the Company recognized net revenues of RMB1,394, RMB25,245 and RMB47,500, respectively, from sales of enterprise software to Ninetowns Enke.

In addition, the Company sold software products to Beijing iTowNet, directly and indirectly, amounting to RMB515, RMB16,840 and RMB13,454 in the years ended December 31, 2003, 2004 and 2005, respectively.

Others:

In November 2004, the Company entered into an agreement with Mr. Wang Shuang, Ms. Dong Min and Ninetowns Import & Export e-Commerce to the effect that Ninetowns Import & Export e-Commerce would sell its 49% interest in Beijing iTowNet to the Company at the Company's request if, at any time while the Company's ordinary shares or ADSs are registered with the SEC, Ninetowns Import & Export e-Commerce is allowed to sell such interest to the Company under the relevant PRC law and the policies of the State Administration for Quality Supervision and Inspection and Quarantine of the PRC (the "PRC Inspections Administration"). The Company's rights under the agreement is subject to the statutory right of first refusal of the PRC Inspections Administration to purchase such interest. The Company has agreed, if exercising its rights under the agreement, to purchase the 49% interest in Beijing iTowNet at a purchase price of US$25 million, plus a compounded interest rate of 5% per year for each year that Ninetowns Import & Export e-Commerce has held the interest since August 23, 2001, but deducting any dividend or distribution that Ninetowns Import & Export e-Commerce has received or in the future receives from Beijing iTowNet.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(In thousands, except share and per share data)

10.	RELATED PARTY TRANSACTIONS AND BALANCES - continued

Related party balances:

As of December 31, 2004, the amounts due to shareholders represented the net proceeds to certain selling shareholders that had been collected by the Company on behalf of such selling shareholders and remained outstanding.

In addition, trade receivables included amounts of RMB8,015 and RMB8,240 at December 31, 2004 and 2005 receivable from Beijing iTowNet, respectively. These receivables relate to revenues generated from the provision of the software development services and sales of enterprise software disclosed above. Trade receivables also included amounts of Nil and RMB3,005 at December 31, 2004 and 2005, respectively, receivable from eGrid, with respect to the provision of software development services and sales of enterprise software disclosed above. Trade receivables also included amounts of RMB22,925 and RMB18,507 at December 31, 2004 and 2005, respectively, from Ninetowns Enke with respect to the sale of enterprise software disclosed above.

The amounts are unsecured, interest free and repayable on demand. The carrying amounts as of December 31, 2005 approximate their fair value.

11.	CAPITAL STRUCTURE

The Company has a simple capital structure with one class of ordinary shares.

On February 8, 2002, the Company issued 4 shares for par value of HK$0.025 on incorporation. On September 27, 2003, in connection with a legal reorganization, the Company issued 21,999,996 shares on a pro-rata basis to the shareholders of the Company. The Company has accounted for the issuance of shares in connection with this reorganization as a legal reorganization of entities under common control in a manner similar to the pooling-of-interests and accordingly all shares and per share data have been restated to give retroactive effect to this transaction.

In October 2003, the Company raised capital through the issuance of 780,000 shares in a private placement at a price of HK$25 per share for a total consideration of RMB20,670.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(In thousands, except share and per share data)

11.	CAPITAL STRUCTURE - continued

In October and December of 2003, the Company raised additional capital through the issuance of 2,964,000 shares in a private placement at a price of HK$25 per share for a total consideration of RMB71,741 (net of share issue expenses of RMB6,805). In connection with their subscription of ordinary shares, the investors received a put option, which permits them to sell back the shares at the subscription price plus a rate of return of 10% per annum, if the Company does not successfully register its shares by December 31, 2004, in a "qualified initial public offering". A qualified initial public offering is defined as one in which the price per share will generate an absolute return of at least 35%, if the initial public offering occurs within October 9, 2004, or an internal rate of return of at least 35% per annum from October 9, 2003 (the contract date). The put option period is from January 1, 2005 to June 30, 2005. Stock subscription proceeds of RMB24,804 were outstanding as of December 31, 2003. The amount was fully settled in 2004 and 16 additional ordinary shares were issued in accordance with the terms of the placement. Upon the listing of the Company's American Depositary Shares ("ADSs"), each representing one ordinary share of the Company, on the Nasdaq National Market in December 2004, the put option lapsed and the mezzanine equity was reclassified to the Company's shareholders' equity.

In October and November of 2004, Mr. Wang Shuang and Ms. Dong Min exercised 174,914 and 70,592 stock options, respectively, at an exercise price of HK$25 each.

On November 9, 2004, the Company's shareholders approved a four-for-one share split. All share and per share data have been restated to give retroactive effect to this stock split.

In December of 2004, the Company offered 6,400,000 ADSs, representing 6,400,000 ordinary shares, at US$11 each to the public, raising proceeds of RMB531,413, net of offering expenses of RMB7,600. The Company's ADSs are quoted on the Nasdaq National Market.

In February 2005, Ninetowns issued 600,000 ordinary shares to its depository bank and received 600,000 American Depositary Shares ("ADSs") for issuance to employees upon their exercise of vested share options. As of December 31, 2005, 284,774 ADSs out of such 600,000 ADSs have been issued to the employees and the remaining 315,226 ADSs continue to be held by Ninetowns for future issuances.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(In thousands, except share and per share data)

12.	SHARE OPTION PLANS

The 2003 Plan

Under the share option plan adopted in November of 2003 (the "2003 Plan"), Ninetowns may grant options to purchase up to 2,574,400 ordinary shares to employees and directors at prices as determined by Ninetowns' Board of Directors. The 2003 Plan will remain in effect for 10 years starting from the date of adoption.

On November 18, 2003, Ninetowns granted 2,574,400 options to purchase 2,574,400 ordinary shares to certain employees and directors at an exercise price of HK$25 per share (equivalent to RMB26), which was determined by the Board of Directors by reference to the subscription price of HK$25 per share for shares issued to independent investors in October and December of 2003. 25% of the options vested and became exercisable on May 18, 2004 while the remaining 75% vest over a three-year period with one-third of such options vesting each year beginning on November 18, 2004. All the options granted, which have not been exercised, will expire on November 17, 2013.

As of December 31, 2004 and 2005, options to purchase 2,328,894 and 2,044,120 ordinary shares were outstanding, respectively. As of December 31, 2004 and 2005, no option to purchase ordinary shares was available under the 2003 Plan for future grants.

The 2004 Plan and the Amended and Restated 2004 Plan

On October 27, 2004, Ninetowns adopted another share option plan (the "2004 Plan") for its employees. Under the 2004 Plan, Ninetowns may grant options to purchase up to 1,800,000 ordinary shares to employees at prices as determined by the Ninetowns' Board of Directors. The 2004 Plan will remain in effect for 10 years starting from the date of adoption.

The board of directors adopted the Amended and Restated 2004 Plan on October 21, 2005 and the shareholders approved the Amended and Restated 2004 Plan on December 2, 2005. The Amended and Restated 2004 Plan contains certain amendments to the 2004 Plan, including an increase in the aggregate number of ordinary shares that may be issued under the Amended and Restated 2004 Plan from 1.8 million ordinary shares to 4.3 million ordinary shares, an addition of an "ever-green" provision and the ability to grant share appreciation rights, restricted share awards and performance awards.

The Amended and Restated 2004 Plan provides for the grant of incentive share options to Ninetowns' employees.

The board of directors or a committee appointed by the board of directors administers the Amended and Restated 2004 Plan. The administrator has the power to determine the terms of the share options, including the exercise price, the number of shares subject to each such award and the circumstances for vesting.

The administrator determines the exercise price of options granted under the Amended and Restated 2004 Plan, but with respect to incentive share options, the exercise price must at least be equal to 100.0% of the fair market value of Ninetowns' ordinary shares on the date of grant. The term of an incentive share option may not exceed ten years from the grant date, except that with respect to any participant who owns 10.0% or more of the voting power of all classes of our outstanding stock, the term must not exceed five years from the grant date and the exercise price must equal at least 110.0% of the fair market value on the grant date.

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

The Amended and Restated 2004 Plan generally does not allow for the transfer of options and only the recipient of an option may exercise an award during his or her lifetime.

The Amended and Restated 2004 Plan generally provides that in the event of a "change of control" involving Ninetowns, the administrator may arrange for the successor corporation to assume or substitute an equivalent award for each outstanding option. The administrator may in the alternative pay cash or other consideration in exchange for cancellation of the outstanding options.

The Amended and Restated 2004 Plan will automatically terminate in 2015, unless Ninetowns terminates it sooner. In addition, the board of directors has the authority to amend, alter, suspend, discontinue or terminate the Amended and Restated 2004 Plan provided such action does not impair the rights of any participant.

On February 23, 2005, Ninetowns granted 890,000 options to purchase 890,000 ordinary shares to certain employees at an exercise price of US$8.6 (equivalent to RMB71) per share, which was determined by the Board of Directors by reference to the closing price of Ninetowns' ADSs as reported by the Nasdaq National Market before the date of grant. 25% of the options shall become vested on each of the first annual anniversary dates after the date of grant. All the options granted, which have not been exercised, will expire on February 22, 2015.

As of December 31, 2005, options to purchase 890,000 ordinary shares were outstanding and 3,410,000 options to purchase ordinary shares were available under the Amended and Restated 2004 Plan for future grants.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(In thousands, except share and per share data)

12.	SHARE OPTION PLANS - continued

A summary of the share option activities is as follows:

		Weighted
	Number	average	RMB
	of options	exercise prices	equivalent

Granted and outstanding at December 31, 2003	2,574,400	HK$25	26
Exercised during the year under the 2003 Plan	(245,506)	HK$25	26

Outstanding at December 31, 2004	2,328,894	HK$25	26
Exercised during the year under the 2003 Plan	(284,774)	HK$25	26
Granted during the year under the Amended and Restated 2004 Plan	890,000	US$8.6	71
Forfeited during the year under the Amended and Restated 2004 Plan	(57,023)	US$8.6	71

Outstanding at December 31, 2005	2,877,097		37

The weighted average fair value per share of the 2003 Plan and the Amended and Restated 2004 Plan as of the date of grant was HK$0.286 and US$4.896, respectively.

The following table summarizes information with respect to share options outstanding on December 31, 2005:

	Options outstanding as at December 31, 2005
		Weighted
		average	Weighted
		remaining	average
	Number	contractual	exercise
Option Plans	outstanding	life (years)	prices

2003 Plan	2,044,120	8.875	HK$25
Amended and Restated 2004 Plan	832,977	9.167	US$8.6
	2,877,097

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(In thousands, except share and per share data)

13.	COMMITMENTS

The Company has operating lease agreements principally for its office properties in the PRC. Such leases have remaining terms ranging from 12 to 36 months and are renewable subject to negotiation. Rental expense was RMB3,714, RMB4,439 and RMB6,581 for the years ended December 31, 2003, 2004 and 2005, respectively.

Future minimum lease payments under non-cancellable operating lease agreements at December 31, 2005 were as follows:

RMB

Fiscal year
2006	1,907
2007	279

Total	2,186

14.	SEGMENT INFORMATION

Description of the Types of Products and Services from which each Reportable Segment Derives its Revenues - As of December 31, 2005, the Company has three reportable segments: the enterprise software segment, the software development services segment and the computer hardware sales segment. The enterprise software segment is engaged in the development, distribution and sale of software products, the provision of customer maintenance services to the end-users and all of the research and development of new enterprise software. The software development services segment is responsible for the development and integration of software in accordance with the customers' specifications and requirements and subsequent maintenance services. The computer hardware sales segment is engaged in the sales of computer hardware and accessories.

Measurement of Segment Profit and Loss and Segment Assets - The accounting policies underlying the financial information provided for the segments are based on the accounting principles and the relevant financial regulations applicable to enterprises with foreign investment as established by the Ministry of Finance of the PRC ("PRC GAAP"). The principal measurement differences between PRC GAAP and U.S. GAAP as they relate to the Company are the result of differences in the accounting for (i) revenue recognition from sales of enterprise software, and (ii) reclassification of PRC value added tax refund.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(In thousands, except share and per share data)

14.	SEGMENT INFORMATION - continued

Factors Management Used to Identify the Company's Reportable Segments - The Company's reportable segments offer different products and services. Each reportable segment is the responsibility of a member of the senior management of the Company who has knowledge of product and service specific operational risks and opportunities. None of the operating segments of the Company have been combined for presentational purposes.

Analysis of Reportable Segments (Management Information - PRC GAAP basis)

	Year ended December 31, 2003
		Software
	Enterprise	development	Computer
	software	services	hardware sales	Total
	RMB	RMB	RMB	RMB

Net revenues from external customers	108,767	545	72	109,384
Net revenues from related parties	7,739	18,500	-	26,239
Segment profit	114,974	14,106	24	129,104

	Year ended December 31, 2004
		Software
	Enterprise	development	Computer
	software	services	hardware sales	Total
	RMB	RMB	RMB	RMB

Net revenues from external customers	135,885	3,130	104	139,119
Net revenues from related parties	52,277	9,593	-	61,870
Segment profit	186,634	9,753	95	196,482

	Year ended December 31, 2005
		Software
	Enterprise	development	Computer
	software	services	hardware sales	Total
	RMB	RMB	RMB	RMB

Net revenues from external customers	109,022	7,600	678	117,300
Net revenues from related parties	39,081	28,100	-	67,181
Segment profit	147,278	17,838	196	165,312

The Company does not allocate operating expenses to individual segments when making decisions about resources to be allocated to the segment and assessing its performance.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(In thousands, except share and per share data)

14.	SEGMENT INFORMATION - continued

Reconciliations of Reportable Segment Totals to Consolidated Totals - The amounts presented for reportable segments reconcile to the consolidated totals as follows:

	Year ended December 31,
	2003	2004	2005
	RMB	RMB	RMB

Net revenues from external customers	109,384	139,119	117,300
U.S. GAAP adjustments:
Unearned income for enterprise software	(7,557)	(1,838)	21,232
Reclassification of PRC value added
tax refund	10,672	12,588	12,280

Total net revenues from external customers	112,499	149,869	150,812

Net revenues from related parties	26,239	61,870	67,181
U.S. GAAP adjustments:
Unearned income for enterprise software	(6,025)	(14,986)	14,387
Reclassification of PRC value added
tax refund	195	4,794	7,486

Total net revenues from related parties	20,409	51,678	89,054

Segment profit	129,104	196,482	165,312
U.S. GAAP adjustments:
Unearned income for enterprise software	(13,582)	(16,824)	35,619
Reclassification of PRC value added
tax refund	10,867	17,382	19,766

Gross profit	126,389	197,040	220,697
Operating expenses	(73,276)	(57,368)	(86,539)

Income from operations	53,113	139,672	134,158
Interest income	1,220	3,768	17,625
Other income	211	1,340	447

Income before income tax expenses	54,544	144,780	152,230

Geographical Disclosures -

The Company operates in the PRC. All the identifiable assets of the Company are located in the PRC and the Company does not allocate such assets to individual segments.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(In thousands, except share and per share data)

15.	MAJOR CUSTOMERS

Details of the customers accounting for 10% or more of total sales are as follows:

	Year ended December 31,
	2003	2004	2005

Guangzhou Panyu Chengchang Trade
Development Co., Ltd.	21%	20%	18%
eGrid	14%	-	10%
Shanghai Xianghua Shipping
Consulting Company	14%	1%	-
Beijing iTowNet	1%	12%	7%
Ninetowns Enke	1%	14%	20%
Shanghai Tomorrow Technology
Development Co., Ltd.	2%	15%	12%

The account receivable from a customer with the largest receivable balance represents 33% and 39% of the balance of the accounts at December 31, 2004 and 2005, respectively.

16.	EMPLOYEE BENEFIT PLANS

Employees of the Company located in the PRC other than Hong Kong are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution schemes. The calculation of contributions for these eligible employees is based on 20% of the applicable payroll cost. Certain employees of the Company who are located in Hong Kong have joined the Mandatory Provident Fund ("MPF") Scheme which is also a defined contribution scheme. The contribution to the MPF Scheme is calculated based on the rules set out in the MPF Ordinance in Hong Kong which is 5% on the relevant income of the employee with a specific ceiling. The expenses paid by the Company to these defined contribution schemes were RMB436, RMB863 and RMB2,566 for the years ended December 31, 2003, 2004 and 2005, respectively.

In addition, the Company is required by law to contribute approximately 10% and 0.3% of applicable salaries of certain employees for medical and unemployment benefits and workers compensation, respectively. The PRC government is directly responsible for the payments of the benefits to these employees. The amounts contributed were RMB240, RMB487 and RMB1,523 for the years ended December 31, 2003, 2004 and 2005, respectively.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(In thousands, except share and per share data)

17.	DISTRIBUTION OF PROFITS

As stipulated by the relevant laws and regulations applicable to China's foreign investment enterprises, Ninetown's subsidiaries in the PRC other than Hong Kong are required to make appropriations from net income as determined under PRC GAAP to non-distributable reserves which include a general reserve, an enterprise expansion reserve and a staff welfare and bonus reserve. Wholly-owned PRC subsidiaries are not required to make appropriations to the enterprise expansion reserve but appropriations to the general reserve are required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The staff welfare and bonus reserve is determined by the board of directors.

The general reserve is used to offset future extraordinary losses. The subsidiaries may, upon a resolution passed by the stockholders, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employees of the subsidiaries. The enterprise expansion reserve is used for the expansion of the subsidiaries' operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of retained earnings determined according to Chinese law and may not be distributed. There were no appropriations to reserves by Ninetown's subsidiaries in the PRC other than Hong Kong during the years ended December 2003 and 2004. RMB28,553 was appropriated to reserves by a subsidiary of Ninetowns during the year ended December 31, 2005. As a result of these laws, approximately RMB40,950 and RMB58,355 are not available for distribution as of December 31, 2004 and 2005, respectively.

As a result of relevant PRC laws and regulations, Ninetowns' PRC subsidiaries are restricted in their abilities to transfer a portion of their net assets to Ninetowns. As of December 31, 2005, the amount of restricted net assets was approximately RMB499,859.

18.	SUBSEQUENT EVENTS

Subsequent to December 31, 2005, the Company approved an acquisition of a non-controlling interest in a business for a consideration of approximately US$10,000.

In February 2006, the PRC Inspections Administration entered into a contract with the Company to purchase the ownership of the software product that the Company developed for a consideration of RMB3,300 (US$409) ; and commenced to distribute such software products free-of-charge to end-users.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

SCHEDULE 1 - CONDENSED FINANCIAL INFORMATION OF REGISTRANT

BALANCE SHEETS

(In thousands, except share and per share data)

	December 31,
	2004	2005	2005
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	561,273	139,142	17,241
Prepaid expenses and other current assets	17,018	348	43
Amounts due from subsidiaries	268,926	674,895	83,628

Total current assets	847,217	814,385	100,912
Investment in a subsidiary	259,874	436,208	54,052
TOTAL ASSETS	1,107,091	1,250,593	154,964

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

Other payables	10,806	3,705	459
Amounts due to subsidiaries	473	523	65
Amounts due to shareholders	5,360	-	-

Total current liabilities	16,639	4,228	524

Shareholders' equity:
Ordinary shares of par value HK$0.025 each:
8,000,000,000 shares authorized; 34,391,834 in 2004 and
34,991,834 in 2005 shares issued and outstanding	911	918	114
Additional paid-in capital	845,730	853,127	105,713
Retained earnings	243,811	395,415	48,997
Accumulated other comprehensive loss	-	(3,095)	(384)

Total shareholders' equity	1,090,452	1,246,365	154,440

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,107,091	1,250,593	154,964

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

SCHEDULE 1 - CONDENSED FINANCIAL INFORMATION OF REGISTRANT (CONTINUED)

STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Year ended December 31,
	2003	2004	2005	2005
	RMB	RMB	RMB	US$

General and administrative expenses	(6,001)	(10,972)	(21,702)	(2,689)
Loss from operations	(6,001)	(10,972)	(21,702)	(2,689)
Interest income	-	604	9,101	1,127
Other income	-	306	411	51
Equity in earnings of subsidiaries	47,190	144,013	163,794	20,296
Net income	41,189	133,951	151,604	18,785

Net income per share
Basic	RMB1.82	RMB4.96	RMB4.39	US$0.54
Diluted	RMB1.82	RMB4.74	RMB4.25	US$0.53

Shares used in computation:
Basic	22,659,048	27,022,057	34,539,976	34,539,976
Diluted	22,659,048	28,279,061	35,706,894	35,706,894

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

SCHEDULE 1 - CONDENSED FINANCIAL INFORMATION OF REGISTRANT (CONTINUED)

STATEMENTS OF SHAREHOLDERS' EQUITY AND

COMPREHENSIVE INCOME

(In thousands, except share and per share data)

					Accumulated
			Additional		other
	Ordinary shares		paid-in	Retained	comprehensive		Comprehensive
	Shares	Amount	capital	earnings	loss	Total	income
		RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2003	22,000,000	-	-	68,671	-	68,671
Employee stock-based compensation	-	-	35,000	-	-	35,000
Transfer on reorganization	-	583	(583)	-	-	-
Issuance of shares	780,000	21	20,649	-	-	20,670
Net income and comprehensive income	-	-	-	41,189	-	41,189	41,189

Balance as of December 31, 2003	22,780,000	604	55,066	109,860	-	165,530
Issuance of shares on acquisition of 10%
minority interest of subsidiaries	2,002,312	53	181,259	-	-	181,312
Issuance of shares upon the initial public
offering, net of offering expenses	6,400,000	169	531,244	-	-	531,413
Transfer from mezzanine equity upon lapse of
put option and issuance of 16 additional shares	2,964,016	79	71,662	-	-	71,741
Exercise of share options	245,506	6	6,499	-	-	6,505
Net income and comprehensive income	-	-	-	133,951	-	133,951	133,951

Balance as of December 31, 2004	34,391,834	911	845,730	243,811	-	1,090,452
Issuance of shares for employee share options	600,000	7	7,397	-	-	7,404
Net income	-	-	-	151,604	-	151,604	151,604
Foreign currency translation adjustments	-	-	-	-	(3,095)	(3,095)	(3,095)
Comprehensive income	-	-	-	-	-	-	(148,509)

Balance as of December 31, 2005	34,991,834	918	853,127	395,415	(3,095)	1,246,365

		US$114	US$105,713	US$48,997	US$(384)	US$154,440

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

SCHEDULE 1 - CONDENSED FINANCIAL INFORMATION OF REGISTRANT (CONTINUED)

STATEMENTS OF CASH FLOWS

(In thousands, except share and per share data)

	Year ended December 31,
	2003	2004	2005	2005
	RMB	RMB	RMB	US$
Operating activities:
Net income	41,189	133,951	151,604	18,785
Adjustments to reconcile net loss to net cash
used in by operating activities:
Equity in earnings of subsidiaries	(47,190)	(144,013)	(163,794)	(20,296)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(147)	(16,871)	16,670	2,066
Accounts payable	-	10,806	(7,101)	(880)
Amounts due to subsidiaries	106	367	50	6

Net cash used in operating activities	(6,042)	(15,760)	(2,571)	(319)
Cash used in investing activity
Amounts due from subsidiaries	(2,051)	(50,563)	(405,969)	(50,305)
Financing activities:
Exercise of share options	-	6,505	7,404	917
Increase (decrease) in amounts due to shareholders	-	5,360	(5,360)	(664)
Net proceeds on issue of shares	67,607	531,413	-	-
Collection of subscription receivables	-	24,804	-	-
Increase (decrease) in cash advance from a shareholder	3,085	(3,085)	-	-

Net cash provided by financing activities	70,692	564,997	2,044	253

Effect of exchange rate changes	-	-	(15,635)	(1,937)

Net increase (decrease) in cash and cash equivalents	62,599	498,674	(422,131)	(52,308)
Cash and cash equivalents at the beginning of
the year	-	62,599	561,273	69,549

Cash and cash equivalents at the end of the year	62,599	561,273	139,142	17,241

Non-cash investing activities:
Consideration for acquisition of subsidiaries settled
through issuance of shares	-	181,312	-	-
Non-cash financing activities:
Issuance of shares to employees for services	35,000	-	-	-

* * * * * * * * *