Form 20-F
period 2006-12-31
NINETOWNS INTERNET TECHNOLOGY GROUP CO LTD
filed 2007-07-16
CIK 1285735

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
_______________________
FORM 20-F
UNDER
 THE SECURITIES ACT OF 1933
_______________________

|_|	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

|X|	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006.
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

Ninetowns Internet Technology Group Company Limited
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

Yes |_|   No |X|

Table of contents

Page

Item 1.	Identity of Directors, Senior Management and Advisors.	1
Item 2.	Offer Statistics and Expected Timetable.	1
Item 3.	Key Information.	1
Item 4.	Information on the Company.	23
Item 5.	Operating and Financial Review and Prospects.	51
Item 6.	Directors, Senior Management and Employees.	69
Item 7.	Major Shareholders and Related Party Transactions.	80
Item 8.	Financial Information.	85
Item 9.	The Offering and Listing.	86
Item 10.	Additional Information.	87
Item 11.	Quantitative and Qualitative Disclosures About Market Risk.	96
Item 12.	Description of Securities Other than Equity Securities.	96
Item 13.	Defaults, Dividend Arrearages and Delinquencies.	96
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.	96
Item 15T.	Controls and Procedures.	97
Item 16A.	Audit Committee Financial Expert.	99
Item 16B.	Code of Ethics.	99
Item 16C.	Principal Accountant Fees and Services.	99
Item 16D.	Exemptions from the Listing Standards for Audit Committee.	99
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	100
Item 17.	Financial Statements.	101
Item 18.	Financial Statements.	101
Item 19.	Exhibits.	101

i

Introduction

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2004, 2005 and 2006, and as of December 31, 2005 and 2006. References to “2004,” “2005,” “2006,” “2007” and “2008”  are, where appropriate, references to the years ended or ending December 31, 2004, 2005, 2006, 2007 and 2008, respectively.

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

These forward-looking statements include, but are not limited to, statements relating to:

·	our anticipated capital expenditures and our ability to fund such expenditures;

·	our expectations about growth in demand for our products and services;

·	acquisitions or investments in businesses, products or technologies that are complementary to our own;

·	our ability to adjust to technological change; and

·	our belief about the effects of government regulation on our business.

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

TOC

Item 1.     Identity of Directors, Senior Management and Advisors.

Not applicable.

Item 2.     Offer Statistics and Expected Timetable.

Not applicable.

Item 3.     Key Information.

A.             Selected financial information and other data

The following table shows selected consolidated financial information and other data for our business. You should read the following information in conjunction with Item 5 of this annual report, “Operating and Financial Review and Prospects.” The statement of operations data and cash flow data for the years ended December 31, 2004, 2005 and 2006, and the balance sheet data as of December 31, 2005 and 2006, are derived from our audited consolidated financial statements and related notes thereto, which are included in this annual report beginning on page F-1. These audited consolidated financial statements and the related notes thereto have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

The statement of operations data for 2002 and 2003, and the balance sheet data as of December 31, 2002 and 2003, are derived from our audited consolidated financial statements which have not been included in this annual report.

In thousands, except per share, per ADS and	For the year ended December 31,
operating data and percentages	2002	2003	2004	2005	2006	2006(1)

Statement of operations data
Total net revenues:
Enterprise software	RMB 93,375	RMB 113,791	RMB 188,720	RMB 203,488	RMB 116,833	US$ 14,971
Software development services	14,400	19,045	12,723	35,700	36,017	4,615
Computer hardware sales	258	72	104	678	398	51
	108,033	132,908	201,547	239,866	153,248	19,637

Cost of revenues:
Enterprise software	(1,115)	(1,532)	(1,528)	(495)	-	-
Software development services	(3,534)	(4,939)	(2,970)	(18,192)	(16,805)	(2,153)
Computer hardware sales	(216)	(48)	(9)	(482)	(134)	(17)
	(4,865)	(6,519)	(4,507)	(19,169)	(16,939)	(2,170)
Gross profit	103,168	126,389	197,040	220,697	136,309	17,467
Operating expenses:
Selling expenses	(13,604)	(13,674)	(15,977)	(25,752)	(13,604)	(1,743)
General and administrative expenses	(12,195)	(56,911)	(36,572)	(49,538)	(65,928)	(8,448)
Research and development expenses	(4,108)	(2,691)	(4,819)	(11,249)	(29,825)	(3,822)
Total operating expenses	(29,907)	(73,276)	(57,368)	(86,539)	(109,357)	(14,013)
Government subsidies	458	211	1,340	447	705	90
Income from operations	73,719	53,324	141,012	134,605	27,657	3,544
Interest income	619	1,220	3,768	17,625	19,302	2,473
Other income	458	211	1,340	447	705	90

TOC

In thousands, except per share, per ADS and	For the years ended December 31,
operating data and percentages	2002	2003	2004	2005	2006	2006(1)

Income before provision for income taxes minority interests and equity in earnings of an affilliate	RMB 74,338	RMB 54,544	RMB 144,780	RMB 152,230	RMB 46,959	US$ 6,017
Provision for income taxes	(2,061)	(4,116)	(1,823)	(626)	(1,031)	(132)
Income before minority interest and equity in earnings of an affiliate	72,277	50,428	142,957	151,604	45,928	5,885
Minority interest	(7,299)	(9,239)	(9,006)	—	-	-
Equity in earnings of an affiliate	79	—	—	—	-	-
Net income	65,057	41,189	133,951	151,604	45,928	5,885
Net income per share and ADS(2):
Basic	2.96	1.82	4.96	4.39	1.31	0.17
Diluted	2.96	1.82	4.74	4.25	1.29	0.17
Cash flow data:
Net cash provided by operating activities	56,984	87,244	143,270	146,372	40,832	5,232
Depreciation and amortization	1,126	874	2,120	5,293	9,137	1,171
Net cash provided by (used in) investing activities	15,613	(39,629)	(179,405)	(110,851)	(176,483)	(22,614)
Net cash provided by (used in) financing activities	(30,531)	70,250	565,597	2,044	6,328	811

	As of December 31,
	2002	2003	2004	2005	2006	2006(1)

Balance sheet data:
Cash and cash equivalents	RMB 49,666	RMB167,531	RMB696,993	RMB731,474	RMB598,648	US$76,709
Trade receivables, net of allowance for doubtful debts, from:
external customers	28,179	31,096	38,190	17,459	17,943	2,299
related parties	9,000	31,885	30,940	29,752	3,963	508
Term deposits	24,832	65,664	150,913	207,000	307,209	39,365
Total assets	133,287	323,975	1,222,182	1,345,773	1,365,289	174,945
Deferred revenue	44,420	70,608	97,230	67,886	26,383	3,381
Total liabilities	56,581	94,234	131,130	98,808	60,309	7,728
Mezzanine equity	—	46,937	—	—	-	-
Total shareholders’ equity	68,671	165,530	1,090,452	1,246,365	1,304,980	167,217
Number of ordinary shares outstanding	—	22,780,000	34,391,834	34,991,834	34,991,834	34,991,834

(1)
For the convenience of the reader, the RMB amounts are expressed in U.S. dollars at the rate of RMB7.8041 to US$1.00, the noon buying rate in effect on December 29, 2006 as quoted by the Federal Reserve Bank of New York.

(2)
On November 9, 2004, our shareholders approved a 4-for-1 share split. All shares and per share data have been restated to give retroactive effect to this share split. One ADS represents one ordinary share.

Exchange rate information

Our business is primarily conducted in China and denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at a specific rate solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.8041 to US$1.00, the noon buying rate in effect as of December 29, 2006. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. In addition, such translations should not be construed to be the amounts that would have been reported under U.S. GAAP. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

TOC

		Noon Buying Rate
	Period End	Average (1)	Low	High
	(RMB per US$1.00)
2002	8.2800	8.2770	8.2800	8.2669
2003	8.2767	8.2771	8.2880	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1940	8.0702	8.2765
2006	7.8041	7.9723	7.8041	8.0702
2007
January	7.7714	7.7876	7.7705	7.8127
February	7.7410	7.7502	7.7410	7.7632
March	7.7232	7.7369	7.7232	7.7454
April	7.7090	7.7247	7.7090	7.7345
May	7.6516	7.6773	7.6463	7.7065
June	7.6120	7.6333	7.6120	7.6680
July(2)	7.5690	7.5908	7.5660	7.6055

(1)	Annual and monthly averages are calculated using the average of the daily rates during the relevant period.

(2)	For the period to and including July 12, 2007.

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

Sales of our enterprise software and software development services that are either used by the State Administration for Quality Supervision and Inspection and Quarantine of the PRC, or PRC Inspections Administration, or by Beijing iTowNet Cyber Technology Ltd., or iTowNet, the operator of the PRC Inspections Administration’s data exchange platforms and electronic processing systems, have accounted for substantially all of our total net revenues. We expect that, in the near future, we will continue to generate a substantial portion of our total net revenues through sales of enterprise software and software development services that will be used in connection with PRC Inspections Administration filings.  Net revenues from sales of enterprise software for PRC Inspections Administration filings accounted for  93.6%, 84.8% and 76.2% of our total net revenues in 2004, 2005 and 2006, respectively. Net revenues from software development services provided, directly or indirectly,  to the PRC Inspections Administration and iTowNet accounted for 5.7%, 11.7% and 10.7% of our total net revenues in 2004, 2005 and 2006, respectively.

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

TOC

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

In August 2005, the PRC Inspections Administration selected our company as the winning bidder in connection with the PRC Inspections Administration’s request for proposals for the development of a software product that has certain basic functionalities similar to those of iDeclare.CIQ and iProcess.CIQ.  The PRC Inspections Administration agreed to pay a one-time fee of RMB3.3 million (US$423,000) to purchase the ownership of the software product that we developed.  In February 2006, the PRC Inspections Administration commenced the distribution of the software products that our company developed, free-of-charge to end-users.  As certain basic functionalities of the newly developed software products are similar to those of iDeclare.CIQ and iProcess.CIQ, the provision of such software products free-of-charge by the PRC Inspections Administration will likely have a material adverse effect on our results of operations in the short-term and on our future profitability. For example, we sold, together with our franchisees, approximately 1,500 and 2,200 software packages of iDeclare.CIQ during the first quarter of 2006 and 2007, respectively, which is significantly lower than the approximately 8,000 software packages of iDeclare.CIQ sold by our company and our former distributors and franchisees during the first quarter of 2005.  In May 2007, the PRC Inspections Administration selected our company as one of the winning bidders in connection with the PRC Inspections Administration’s request for proposals for servicing the free import/export e-filing software provided by the PRC Inspections Administration.

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

We generated substantially all of our total net revenues from the sales of our enterprise software and the provision of software development services in 2006.  Currently, we are in the process of expanding our business focus from the development of software products and the provision of software development services to other potential business ventures.  We anticipate that a material portion of our net revenue in

TOC

the future will be derived from businesses that are not directly related to sales of our enterprise software or the provision of software development services.

We are still in the process of evaluating and market-testing potential business ventures, including potential investments in the business-to-business, or B2B, industry in China. Accordingly, we have no operating history in respect to such potential business ventures upon which you can evaluate our business and prospects in such area. Furthermore, as part of our operation expansion, we need to continue to develop and improve our staff training, financial and management controls and our reporting systems and procedures. We cannot assure you that we will be able to efficiently or effectively manage or grow our operations, and any failure to do so may limit our future growth and materially adversely our business, financial condition and results of operations.

Our significant shareholders, related parties and management personnel have potential conflicts of interest with us, which may result in their taking corporate actions which you may not believe to be in your best interests or in the best interests of our company.

As of May 31, 2007, Shuang Wang, our Chief Executive Officer and a director of our company, or Mr. Wang, and Min Dong, our Senior Vice President of Legal Affairs, Administration and Human Resources and the spouse of Mr. Wang, or Ms. Dong, beneficially own 17.99% of our ordinary shares. Mr. Wang and Ms. Dong will have substantial influence over the management and policies of our company and the outcome of most corporate actions. In addition, Mr. Yong Ping Duan, or Mr. Duan, and Technology Pioneer Corp., or Technology Pioneer, beneficially own 13.26% and 8.77% of our American Depositary Shares, or ADSs, respectively.  Mr. Duan will have substantial influence over the outcome of most corporate actions.  As a result, Mr. Wang, Ms. Dong and Mr. Duan have the power to take corporate actions which other shareholders may not believe are in their best interests or in the best interests of our company. There can be no assurance that Mr. Wang, Ms. Dong and Mr. Duan will not cause our company to take such corporate actions.

Mr. Wang and Ms. Dong beneficially own 100.0% of Ninetowns Import & Export e-Commerce Co., Ltd., or Import & Export, which in turn owns a 49.0% equity interest in iTowNet. iTowNet is 51.0% owned by the PRC Inspections Administration and is the ultimate user of a substantial portion of all the software development services we provide and operates the data exchange platforms that interface between international trade enterprises using our enterprise software and the PRC Inspections Administration’s internal electronic processing systems. iTowNet receives a fee of RMB5 from the end-users for each submission made over its data exchange platforms. Mr. Wang is a non-executive director and the vice-chairman of the board of directors of iTowNet. Due to their ownership interest in iTowNet and Mr. Wang’s position as a director of iTowNet, the interests of Mr. Wang and Ms. Dong may also differ from those of our other shareholders.

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

We derived RMB22.9 million, RMB17.3 million and nil, or 11.4%, 7.2% and nil of our total net revenues in 2004, 2005 and 2006, respectively, from iTowNet, which is our related party and a major customer for our software development services.

In addition, we derived RMB24.2 million and RMB16.4 million (US$2.1 million), or 10.1% and 10.7%, of our total net revenues in 2005 and 2006, respectively, from eGrid Technology Ltd., or eGrid, (formerly

TOC

known as Beijing Regard Technology Co., Ltd., or Beijing Regard), which is our related party and another major customer for our software development services. We did not derive any of our total net revenues in 2004 from eGrid. We derived RMB25.2 million, RMB47.5 million and RMB21.2 million (US$2.7 million), or 13.4%, 19.8% and 13.9% of our total net revenues in 2004, 2005 and 2006, respectively, from Shenzhen Ninetowns Enke Software Technology Co., Ltd., or Ninetowns Enke, which is our related party and also one of our franchisees.

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

Since a significant part of the growth of our total net revenues in 2004, 2005 and 2006 was generated from software development services, a decline in demand for those services or a change in our relationship with the primary purchasers of those services may result in a significant reduction in our total net revenues and our net revenues from the provision of software development services.

We have provided software development services to iTowNet since April 2002. In addition, we provide software development services either directly, or indirectly as a sub-contractor for eGrid, to iTowNet. See Item 7 of this annual report, “Major Shareholders and Related Party Transactions — Related party transactions — eGrid Technology Ltd.”. Net revenues from the provision of software development services, either directly to iTowNet or indirectly to iTowNet through eGrid, accounted for approximately 4.8%, 11.7% and 8.4% of our total net revenues, and 75.4%, 78.7% and 35.9% of our net revenues from the provision of software development services, in 2004, 2005 and 2006, respectively. We intend to continue to offer these services to iTowNet and eGrid, but if we are unable to obtain additional software development contracts from iTowNet or from eGrid, we may cease to provide software development services or experience a significant reduction in our total net revenues and our net revenues from the provision of software development services.

A significant portion of our total net revenues are generated by our major customers, and the loss of all or part of our net revenues from any of these customers would result in a decline in our total net revenues and a significant increase in our sales and marketing expenditures.

As of May 31, 2007, we have franchise agreements with our four franchisees including (i) Beijing Ninetowns Zhi Fang Software Technology Co., Ltd., or Ninetowns Zhi Fang, (ii) Beijing Ninetowns Xin He Software Technology Co., Ltd., or Ninetowns Xin He, (iii) Guangzhou Ninetowns Wang Li Software Co., Ltd., or Ninetowns Wang Li, and (iv) Ninetowns Enke, who as a result of their purchases of enterprise software for distribution to end-users, are also four of our largest customers. We currently do not have any distributor.  Our net revenues from sales of our enterprise software from Ninetowns Zhi Fang  were RMB3.3 million and RMB10.0 million (US$1.3 million), which represented 6.5% of our total net revenues for 2006.  Our net revenues from sales of our enterprise software from Ninetowns Xin He were RMB9.2 million (US$1.2 million), which represented 6.0% of our total net revenues for 2006.  Our net revenues from sales of our enterprise software from Ninetowns Wang Li were RMB0.5 million (US$61,000), which represented 0.3% of our total net revenues for 2006. Our net revenues from sales of our enterprise software from Ninetowns Enke were RMB25.2million, RMB47.5 million and RMB21.2 million (US$2.7 million) or 13.4%, 19.8% and 13.9% of our total net revenues in 2004, 2005 and 2006, respectively.

To our knowledge, none of our franchisees are PRC government agencies.

TOC

eGrid and iTowNet have been our two largest customers for software development services. Our net revenues from the provision of software development and other services to eGrid were RMB24.2 million and RMB16.4 million (US$2.1 million) or 10.0% and 10.7% of our total net revenues in 2005 and 2006, respectively. We did not recognize any net revenues from the provision of software development and other services to eGrid in 2004. Our net revenues from the provision of software development services to iTowNet were RMB9.6 million, RMB4.1million and nil, or 4.8%, 1.7% and nil of our total net revenues, in 2004, 2005 and 2006, respectively. To our knowledge, iTowNet and eGrid are not PRC government agencies, but iTowNet is 51.0% owned by the PRC Inspections Administration.

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

As of December 31, 2006, our trade receivables amounted to approximately RMB21.9 million (US$2.8 million), of which our trade receivables from related parties amounted to RMB4.0 million (US$0.5 million). Our trade receivables as of December 31, 2006 represented approximately 2.2% of our total current assets and our trade receivables from related parties represented approximately 0.4% of our total current assets. As of December 31, 2006, we had an allowance for doubtful debts of approximately RMB1.1 million (US$0.1 million). If any of our franchisees or any of our other customers fails to pay, or delays payment on, all or part of these trade receivables, we would be required to make additional allowances for doubtful debts and our profitability and financial position could decline.

Our existing major shareholders have substantial control over us and could delay or prevent a change in corporate control, which could in turn reduce the market price of your ADSs.

Our executive officers, directors and shareholders with 5.0% or more shareholding of our company and their affiliates beneficially own approximately 46.35% of our outstanding ordinary shares. Such concentration of ownership might have the effect of delaying or preventing a change in control of our company which could in turn reduce the market price of our ADSs and the voting and other rights of our other shareholders.

Our failure to market our customer maintenance services to our existing users could impair our planned revenue growth.

We offer one year of customer maintenance services with our iDeclare.CIQ basic package, and charge a fee of RMB1,500 per licensee for customer maintenance services each year thereafter. However, until September 2003, we did not emphasize the marketing of customer maintenance services because we were focused on building our relationships with our users and we believed that not all of our users and potential users were accustomed to being charged for this type of service. In 2006, we offered customer maintenance service contracts to approximately 29,000 users, so that approximately 23.8% of the total number of users due for a maintenance contract renewal in 2006 paid for the renewal.  In 2006, we recognized approximately RMB41.5 million (US$5.3 million) from provision of customer maintenance services.

Our success in marketing customer maintenance services to our users depends in part on whether users require software updates. Software updates can implement modifications to forms, programs and information systems necessary to address changes imposed by the PRC Inspections Administration.

TOC

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

Sales of iDeclare.CIQ accounted for approximately 87.1%, 79.3% and 70.4% of our total net revenues in 2004, 2005 and 2006, respectively. Any decrease in the demand for or price of iDeclare.CIQ, any increase in competition to iDeclare.CIQ, including but not limited to as a result of the PRC Inspections Administration’s and iTowNet’s endorsement of a comparable product, any failure by our company to develop additional enterprise software, any significant shift in our marketing efforts, any lasting or prolonged interruption that prevents our enterprise software from delivering data to government entities due to system failures or other factors, or any other adverse development specific to iDeclare.CIQ, could materially reduce our total net revenues. In February 2006, the PRC Inspections Administration commenced to promote and distribute a software product, which has certain basic functionalities similar to our iDeclare.CIQ, free-of charge to end-users.  As a result of competition from such free software, our sales of iDeclare.CIQ have declined and will likely continue to decline. For example, we sold, together with our franchisees, approximately 1,500 and 2,200 software packages of iDeclare.CIQ during the first quarter of 2006 and 2007, respectively, which is significantly lower than the approximately 8,000 software packages of iDeclare.CIQ sold by our company and our former distributors and franchisees during the first quarter of 2005. In the event such decline continues, we expect to experience a significant decline in our total net revenues.

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

TOC

Future acquisitions and investments could divert our management’s attention, which may have an adverse effect on our ability to manage our business and expose us to potential risks.

Selective acquisitions and investments in new businesses form part of our strategy to further expand our business. In 2006 and 2007, we made investments in a leading Chinese B2B trade facilitator and a leading Chinese B2B vertical search engine operator, respectively.  In May 2007, we launched our new B2B vertical search platform, tootoo.com.  We plan to utilize these investments in combination with our existing software expertise to further increase our service profile. If we are presented with additional opportunities, we may acquire additional complementary companies, products or technologies, or invest in new businesses. Future acquisitions and investments and the subsequent integration of new companies, assets or business ventures would require significant time and attention from our management. The diversion of our management’s attention to integrate such acquisitions or investments and any difficulties encountered in any integration process could have a material adverse effect on our ability to manage our business and expose us to potential risks, including risks associated with the integration of new operations, technologies and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, the inability to generate sufficient revenues to offset the costs and expenses of acquisitions and investments, and potential loss of, or harm to, our relationships with employees, customers and suppliers.

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

TOC

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

We adopted the 2003 Plan in November 2003, and the Amended and Restated 2004 Plan and the 2006 Share Incentive Plan in October 2005, or collectively, the Plans.  As of December 31, 2006, we had granted options under the Plans with the right to purchase a total of 3,464,000 ordinary shares, of which 165,809 unexercised options had been returned to the pool of our ungranted options as a result of resignation from employment by a few former employees.

Until December 31, 2005 we accounted for options granted to our directors and employees in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB 25, and its related interpretations, which require us to recognize compensation expenses for share options we grant where the exercise price is less than the deemed fair value of our ordinary shares on the date of the grant. However, the Financial Accounting Standards Board, or FASB, has issued Statement No. 123 (Revised 2004), “Share-Based Payments,” or SFAS 123R, which requires all companies to recognize, as an expense, the fair value of share options and other share-based compensation to employees at the beginning of the first annual or interim period after June 15, 2005. As a result, beginning on January 1, 2006, we account for compensation costs for certain share options using a fair-value based method and recognize expenses in our consolidated statement of operations in accordance with the relevant rules under U.S. GAAP, which may have a material and adverse effect on our reported earnings. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plan to us. However, if we reduce the scope of the Plans, we may not be able to attract and retain key personnel, as share options are an important employee recruitment and retention tool. If we grant employee share options or other share-based compensation in the future, our net income could be adversely affected.

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

TOC

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

We believe that market position and brand recognition are critical to attracting potential customers in the PRC market. In particular, we believe that our sales through indirect channels such as our four franchisees rely significantly on our reputation and brand recognition. However, there is no assurance that we can retain our reputation or capitalize on our current leading market share, reputation or brand recognition as our market develops and attracts new competitors. Our failure to promote and enhance our brand name could result in reduced sales or slower growth, each of which may require us to increase spending on marketing or to increase fees to our franchisees, which could reduce our profitability.

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

TOC

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

There can be no assurance that infringement or other claims will not be asserted or prosecuted against us in the future or that any past or future assertions or prosecutions will not materially and adversely affect our business, results of operations and financial condition. Any such claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel or require us to develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all. In the event of a successful claim of infringement against us, our revenues may decrease and our expenses to obtain or develop non-infringing technology or to license the infringed or similar technology may increase. In addition, our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis may cause our business, results of operations and financial condition to be negatively affected. See Item 4 of this annual report, “Information on the Company — Business overview — Intellectual property rights.”

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

TOC

Any reduction of our preferential tax treatment as a PRC high technology enterprise could materially reduce our net income.

All of our principal PRC operating subsidiaries enjoy or are entitled to enjoy preferential tax treatment in the form of reduced tax rates or tax holidays provided by the PRC government or its local agencies or bureaus. Beijing New Take Electronic Commerce Limited, or Beijing New Take; Beijing Ninetowns Times Electronic Commerce Limited, or Ninetowns Times; Ninetowns Digital Technology Limited, or Beijing Digital currently benefit from a 15.0% preferential enterprise income tax, or EIT, rate. Beijing Ninetowns Ports Software and Technology Co., Ltd., or Ninetowns Ports, currently benefit from a 7.5% preferential EIT rate. Shanghai New Take Digital Technology Co., Ltd., or Shanghai New Take, currently benefit from a 16.5% preferential EIT rate. Beijing Ninetowns Network and Software Co., Ltd., or Ninetowns Network, and Guangdong Ninetowns Technology Co., Ltd., or Guangdong Ninetowns Technology, are currently entitled to an exemption from EIT.  As a result of these preferential tax treatments and the recognition of deferred tax assets for deductible temporary differences, our effective income tax rate for 2006 was 2.2%. In addition, we also receive from the PRC government a 14.0% value added tax, or VAT, refund on sales of certain registered software. We cannot assure you that we will continue to enjoy this preferential tax treatment in the future, either due to a change in the PRC government’s tax policies or because a subsidiary fails to satisfy the financial and operational criteria necessary to maintain its eligibility for such preferential tax treatment. Any reduction in our preferential tax treatment could materially reduce our net income.

On March 16, 2007, the 2008 PRC Enterprise Income Tax Law was enacted.  Under the new law, effective on January 1, 2008, the PRC government will adopt an uniform tax rate of 25.0% for all enterprises (including foreign-invested enterprises) and revoke the current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises.  However, the preferential tax rate of 15.0% for “high and new technology enterprises” was strongly supported by the State and current preferential tax treatments for foreign-invested enterprises are expected to be grandfathered for a period of five years following the effective date of the new law.  We believe that our PRC operating subsidiaries will continue to qualify as high and new technology enterprises entitled to the 15% preferential rate, and therefore we will not be adversely affected by the new law.  However, we cannot assure you that we will continue to enjoy this preferential tax treatment in the future, either due to a change in the PRC government’s tax policies or because a subsidiary fails to satisfy the financial and operational criteria necessary to maintain its eligibility for such preferential tax treatment.  Any reduction in our preferential tax treatment could materially reduce our net income.  Additionally, because the PRC State Council has not promulgated detailed rules for the 2008 PRC Tax law, our subsidiaries and operating companies may not qualify as “high and new technology enterprises” and thus may not be entitled to a preferential enterprise income tax rate of 15.0%. Instead, our subsidiaries and operating companies may be subject to the standard rate of 25.0% after the current preferential tax treatment they enjoy expires.  We will seek to apply for “high and new technology enterprise” status for our subsidiaries and operating companies once the detailed rules are made available to us.  In addition, under the 2008 PRC Enterprise Income Tax Law, enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC are considered resident enterprises and will generally be subject to the enterprise income tax at the rate of 25.0% on its global income.  However, the 2008 PRC Enterprise Income Tax Law does not define the term “de facto management bodies.”  Substantially all of our management is currently located in the PRC and if they remain located in the PRC after the effective date of the PRC Enterprise Income Tax Law, we may be considered to be a resident enterprise and therefore may be subject to the enterprise income tax at the rate of 25.0% on our global income in the PRC.

TOC

It is likely that we would be considered a passive foreign investment company for 2006, which could lead to additional taxes for U.S. holders of ADSs.

Special U.S. federal income tax rules apply to U.S. holders of shares of a non-U.S. corporation that is classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. The determination of our PFIC status principally depends upon the composition of our assets, including goodwill, and the amount and nature of our income, from time to time. The amount of goodwill will depend in part on the market value of our ADSs or ordinary shares, which may be especially volatile in a technology-related enterprise. We have limited control over these variables. Accordingly, there can be no assurance that we would not be considered a PFIC for any taxable year.

It is likely that we would be classified as a PFIC for 2006.  As a result, U.S. holders of shares may be subject to United States federal income tax consequences that are less favorable than those that would apply if we were not a PFIC.

For example, gain from the sale of our shares may be ineligible for preferential capital gains rates and may be subject to an interest charge.  Please see Item 5 of this annual report, “Additional Information – Taxation – United States federal income taxation.”

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

TOC

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

TOC

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

We cannot predict the future direction of the economic reform measures that have been adopted by the PRC government or the effects these measures may have on our business, results of operations or financial position. Many laws and regulations governing economic matters implemented by the PRC government are at an early stage of development and their interpretation and enforcement involve more uncertainties than in most countries belonging to the Organization for Economic Cooperation and Development, or OECD. In addition, the PRC economy differs from the economies of most countries belonging to the OECD. These differences include:

·	economic structure;

·	level of government involvement in the economy;

·	level of development;

·	level of capital reinvestment;

·	control of foreign exchange;

·	methods of allocating resources; and

·	balance of payments position.

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

We conduct our business entirely through our operating subsidiaries and variable interest entities incorporated in China. Our subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters. However, these laws, regulations and legal requirements are relatively new and are evolving rapidly, and their interpretation and

TOC

enforcement involve uncertainties. These uncertainties could limit the legal protections available to foreign investors and entities, including you and us, such as the right of foreign-invested enterprises to hold licenses and permits such as customs-related business licenses and permits, software licenses and licenses and approvals necessary to provide services to government enterprises. As the PRC legal system matures, changes in its legislation or interpretation of its legislation may adversely affect our ability to provide our products and services in China.

Landlords for some of our leased properties may not possess valid title to their properties and we could be forced to vacate such properties should their title be challenged.

PRC law requires that lessors of properties possess title certificates to the leased properties. We currently have approximately eight leases for properties that we use as employee housing or as our offices for technical support centers in Guangdong Province for which the lessors cannot provide copies of the required title certificates. If there are disputes over the ownership of any of these leased properties for which the lessors do not possess title certificates, our leases may be deemed invalid by the PRC courts and we may be forced to vacate these properties.

The recurrence of SARS or avian influenza may result in a reduction in business activity in and related to Asia, which could have an adverse effect on our total net revenues, growth and profits.

In early 2003, several economies in Asia, including Hong Kong and China, were affected by the outbreak of Severe Acute Respiratory Syndrome, or SARS. Several confirmed or suspected SARS cases were reported in early 2004 in Beijing and Anhui Province in China. In addition, lethal outbreaks of avian influenza A (H5N1) infection among poultry were reported by several countries in Asia, including China in 2005. In March 2007, a new fatal case of avian influenza was reported in Anhui Province in China.  If there is a recurrence of an outbreak of SARS or avian influenza, it may adversely affect our total net revenues, growth and profits. For instance, a recurrence of SARS, avian influenza or any other epidemic may reduce the level of economic activity in affected areas and negatively impact international trade activities involving China, which could have a negative impact on our business. In addition, health or other government regulations may require temporary closure of our offices, government offices or the offices of our customers, which will severely disrupt our business operations and have a material adverse effect on our total net revenues, growth and profits.

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

TOC

The value of our ordinary shares and our ADSs, and the value of your investment in our company, may decrease due to changes in the foreign exchange rate between U.S. dollars and Renminbi.

The value of our ordinary shares and our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and if the Renminbi appreciates against the U.S. dollar at that time, our financial condition and the price of our ordinary shares and our ADSs may be adversely affected. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our ordinary shares or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries and variable interest entities in China would be reduced.

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

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund – Raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which took effect on November 1, 2005.  Notice 75 supersedes prior SAFE regulations promulgated in January and April of 2005.  Notice 75 requires PRC residents to register with the relevant local SAFE branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them.  The term “PRC residents” as used in Notice 75 includes PRC citizens as wells as other persons who habitually reside in the PRC for economic benefit.  Such PRC residents are required to complete amended registrations with the relevant SAFE branch upon (i) injection of equity interests or assets of an onshore enterprise into the offshore entity, (ii) subsequent overseas equity financing by such offshore entity, or (iii) any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments, and providing security.  PRC residents who have already incorporated or gained control of offshore entities that made onshore investments in the PRC before Notice 75 was promulgated was required to register with the relevant local SAFE branch on or before March 31, 2006.  In addition, such PRC residents are required to repatriate into China all of their dividend profits or capital gains from their shareholdings in the offshore entity within 180 days of their receipt of such profits or gains.

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

A number of terms and provision in Notice 75 remain unclear. Because of uncertainty over how Notice 75 will be interpreted and implemented, we cannot predict how it will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries' or variable interest entities' ability to conduct foreign exchange activities, such as remitting dividends and foreign-currency denominated borrowings, may be subject to compliance with Notice 75 requirements by our PRC resident shareholders. Despite our efforts to fully comply with the SAFE regulations, we cannot assure you that we will obtain, or receive waivers

TOC

from, any necessary approvals or not be found in violation of the SAFE regulations or any other related foreign exchange regulations. In particular, we cannot assure you that we will be able to cause all our present or prospective PRC resident shareholders to comply with all SAFE regulations.  A failure by our PRC resident shareholders to comply with Notice 75 or our inability to secure required approvals or registrations may subject us to fines or legal sanctions, limit our subsidiaries' ability to make distributions or pay dividends, restrict our overseas or cross-border investment activities or affect our ownership structure, any of which could affect our business and prospects.

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

The market price for our ADSs may be highly volatile and subject to wide fluctuations in response to the factors set forth elsewhere in this section, as well as:

·	actual or anticipated fluctuations in our quarterly operating results;

·	actual or anticipated fluctuations in the market price of Internet and PRC-related companies;

·	announcements of new products or services by us or our competitors;

·	conditions in the international trade industry; and

·	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments.

TOC

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

TOC

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

Other than restrictions imposed by PRC law as set forth under Item 8 of this annual report, “Financial Information — Consolidated statements and other financial information — Dividend policy,” and except as set forth below, our subsidiaries in China are not currently subject to any restriction that would prevent them from paying any dividend or any other form of distribution to us, but there can be no assurance that PRC legal restrictions will not prevent the payment of dividends or distributions in the future and deprive us of our primary source of funds.

Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the statutory general reserve fund, which requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances, restricted portion amounted to approximately RMB522.5 million (US$67.0 million), or 40.0% of our total consolidated net assets as of December 31, 2006.

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

TOC

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

The rights of shareholders and the responsibilities of management, members of the board of directors and controlling shareholders under Cayman Islands law, such as in the areas of fiduciary duties, are different from those applicable to a company incorporated in a jurisdiction of the United States. For example, the Cayman Islands courts are unlikely:

·	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

·	in original actions brought in the Cayman Islands, to impose liabilities against us based on certain civil liability provisions of U.S. securities laws that are penal in nature.

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

We are incorporated in the Cayman Islands, and we conduct substantially all of our operations through our operating subsidiaries and variable interest entities in China. Most of our directors and officers reside outside of the United States and substantially all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see Item 10 of this annual report, “Additional Information — Taxation — United States federal income taxation — Enforceability of civil liabilities.”

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

TOC

We are required to implement additional controls and procedures in finance and accounting systems in the future to satisfy new reporting requirements. Failure to complete the required assessment as to the adequacy of our internal control over financial reporting or unavailability of an unqualified report as to the effectiveness of our internal controls over financial reporting provided by our independent registered public accounting firm could result in the loss of confidence in the reliability of such controls, which may adversely affect the trading price of our ADSs.

As a public reporting company, we are required to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission, including expanded disclosures and accelerated reporting requirements. Compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements may increase our costs and require additional management resources. We have recently been upgrading and implementing additional controls and procedures in our finance and accounting systems and will need to continue to do so as we grow our business and organization and to satisfy new reporting requirements.  If we are unable to complete the required assessment as to the adequacy of our internal control over financial reporting or if our independent registered public accounting firm qualifies its report as to the effectiveness of our internal controls over financial reporting, investors could lose confidence in the reliability of our internal controls over financial reporting, which could adversely affect the trading price of our ADSs.

Our management has determined that our internal control over financial reporting as at December 31, 2006 was effective.  However, it is possible that we or our independent registered public accounting firm may identify other significant deficiencies or material weakness in future periods. Such results could cause our investors to lose confidence in the reliability of our internal controls over financial reporting, which could adversely affect the trading price of our ADSs. Furthermore, we anticipate that we will continue to incur increased costs and devote significant management resources to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

Item 4.     Information on the Company.

A.             History and development of the company

Our predecessor, Ninetowns Technology, a “share cooperative enterprise” formed under PRC law on March 22, 1995, focused on the research and development of software related to the declaration process, in addition to selling computer hardware and accessories. Through a series of restructuring transactions in 2000, Ixworth Enterprises Limited, or Ixworth, a company incorporated in the British Virgin Islands, acquired 90.0% of the equity interest of Ninetowns Technology. Such 90.0% equity interest acquired by Ixworth was held by New Take Limited, or New Take, and Shielder Limited, or Shielder, both Hong Kong companies, through their respective subsidiaries, Beijing New Take and Ninetowns Times. In September 2003, we issued 21,999,996 ordinary shares to Jitter Bug Holdings Limited, or Jitter Bug, the parent company of Ixworth. Jitter Bug simultaneously transferred 100.0% of the equity interest in Ixworth to us. We were incorporated in the Cayman Islands on February 8, 2002 as Ninetowns Digital World Trade Technology Holdings Limited. We changed our name to “Ninetowns Digital World Trade One Technology Holdings Limited” on June 11, 2002 and then to “Ninetowns Digital World Trade Holdings Limited” on April 7, 2003. On June 30, 2004, we signed definitive agreements to acquire the remaining 10.0% equity interest in Shanghai New Take for a consideration of RMB50,000 from Import & Export. From August to October 2004, we completed a series of reorganization transactions to acquire from our shareholder Value Chain International Limited, or Value Chain, the remaining 10.0% equity interest in Beijing New Take, Ninetowns Digital, Ninetowns Times, Ninetowns Ports and Shanghai New Take, as well as a 70.0% equity interest in Tsingdao Fujin, in exchange for 2,002,312 ordinary shares and US$5,876,540 in cash.  On November 8, 2006, Tsingdao Fujin terminated its registration with the Qingdao Industry and

TOC

Commercial Administrative Bureau, Shinan Branch.  On November 9, 2004, we effected a 4-for-1 split of our ordinary shares in preparation for our initial public offering. On December 3, 2004, we listed our ADSs on the Nasdaq National Market, under the symbol “NINE.” On December 8, 2004, we completed the initial public offering of our ADSs, each of which represented one ordinary share. Ixworth formed Beprecise Investments Limited, or Beprecise, a British Virgin Islands Company, as a wholly-owned subsidiary in 2006.  On October 19, 2006, our wholly-owned subsidiary, Beprecise, acquired a 16.25% interest in Global Market Group Limited, or Global Market.  On September 15, 2006, we changed our name to “Ninetowns Internet Technology Group Company Limited.”  On April 27, 2007, our wholly-owned subsidiary, Ixworth, acquired a 70% interest in  Ample Spring Holdings Limited, or Ample Spring, a company incorporated in the British Virgin Islands.

We conduct our business in China through seven PRC subsidiaries, namely (i) Beijing New Take, (ii) Ninetowns Digital, (iii) Ninetowns Times, (iv) Ninetowns Ports, (v) Shanghai New Take, (vi) Guangdong Ninetowns Technology and (vii) Ninetowns Network; two variable interest entities, namely (i) Ronghe Tongshang and (ii) Beijing Baichuan Tongda Science and Technology Development Company Ltd., or Baichuan, which we effectively control, through a series of contractual agreements entered into in  2006 and 2007, respectively. For more information, see Item 7 of this annual report “Major Shareholders and Related Party Transactions – Related party transactions—Control over Ronghe Tongshang” and “Major Shareholders and Related Party Transactions – Related party transactions—Control over Baichuan.” Our principal executive offices are located at 5th Floor, Union Plaza, 20 Chaowai Street, Chaoyang District, Beijing 100020, People’s Republic of China. Our telephone number in China is (86 10) 6588-7788. We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent for service of process in the United States.

Our capital expenditures for 2004, 2005 and 2006, which totaled approximately RMB51.5 million, RMB31.4 million and RMB75.9 million (US$9.7 million), respectively, consisted primarily of purchases of property and equipment as well as copyright for software, acquisition of interests in subsidiaries and other investments.  During 2004, 2005 and 2006, we paid deposits for the acquisition of property and equipment in the amounts of RMB49.7 million, RMB23.4 million and RMB0.4 million (US$48,000), respectively.  We anticipate that we will incur capital expenditures in 2007 of approximately RMB30.0 million (US$3.8 million) to purchase equipment and software products to support our new software development projects and development of new potential business ventures, approximately RMB65.0 million (US$8.3 million) to acquire office premises and office furniture as part of our effort to reduce office rental expenses in the future, and approximately RMB125 million (US$16.0 million) for strategic acquisitions and investments. We expect to use our cash flow from operations and our available cash to fund such capital expenditures (including capital expenditures for development of new software products and functions) and to execute our business strategy.

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

TOC

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

We believe the market for our enterprise software is large and relatively under-penetrated. The market for our enterprise software relating to the declaration process consists of international trade enterprises in China. According to the PRC Ministry of Commerce, there were approximately 609,276 foreign-invested companies registered to do business in China as of May 31, 2007, many of which engage in importing goods into and exporting goods from China, as well as millions of PRC-based companies which do not have foreign investment but which do engage in importing and exporting. Of these companies, as of May 31, 2007, only approximately 150,000 engaged in electronic import/export declaration processing. We believe approximately 134,000, or approximately 89.3%, of such users use our enterprise software to complete the declaration process with the PRC Inspections Administration.

In August 2005, the PRC Inspections Administration selected our company as the winning bidder in connection with the PRC Inspections Administration’s request for proposals for the development of a software product that has certain basic functionalities similar to those of iDeclare.CIQ and iProcess.CIQ.  The PRC Inspections Administration agreed to pay a one-time fee of RMB3.3 million (US$423,000) to purchase the ownership of the software product that we developed. The development of such software product was completed in December 2005 and the PRC Inspections Administration commenced to distribute such software products free-of-charge to end-users in February 2006. We believe that the distribution of free software products, while in the long-term would further increase the number of e-filers and in turn increase demand for our enterprise software services, would also have a significant adverse

TOC

effect on our business, our results of operations and profitability in the short-term. For example, we sold, together with our franchisees, approximately 1,500 and 2,200 software packages of iDeclare.CIQ during the first quarter of 2006 and 2007, respectively, which is significantly lower than the approximately 8,000 software packages of iDeclare.CIQ sold by our company and our former distributors and franchisees during the first quarter of 2005.

In 2006, we derived 76.2% of our total net revenues from sales of enterprise software and 23.5% from software development services. Specifically, our enterprise software recognized net revenues of RMB188.7 million, RMB203.5 million and RMB116.8 million (US$15.0 million) in 2004, 2005 and 2006, respectively. We believe there were approximately 95,000, 122,000 and 130,000 licensees of our enterprise software registered on their data exchange platforms as of December 31, 2004, 2005 and 2006, respectively.

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

Ease of deployment

Our enterprise software consists of standardized programs that can be easily installed onto most computers from a CD-ROM or through the Internet and be fully operational in less than 30 minutes. Our enterprise software is broadly applicable to all international trade enterprises seeking to complete the declaration process electronically and does not require customization. We helped build the PRC Inspections Administration’s internal electronic processing systems and the data exchange platforms within the PRC Inspections Administration offices. We have leveraged our experience and expertise with these data exchange platforms, which interface between international trade enterprises and the PRC Inspections Administration’s own internal electronic processing systems, to design enterprise software with optimal compatibility with the PRC Inspections Administration’s systems and internal requirements. We intend to continue to help maintain and upgrade the data exchange platforms. Given our knowledge of such data exchange platforms and our role in continuing to maintain and upgrade such systems, we believe we are in a unique position to provide enterprise software that is easy to deploy, fully integrated and optimally compatible with the PRC Inspections Administration’s systems and internal requirements.

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

TOC

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

User-friendly software

Our user-friendly enterprise software simplifies the declaration process. Our users benefit from an interface that requires very little training and is updated regularly to reflect revisions to the regulations related to the declaration process. Our enterprise software has auto-correction functions that automatically detect errors and suggest corrections. We also offer additional software functions that our users can purchase to expand their software capabilities as their business requires.

Competitive advantages

We believe we have achieved the leading position in our industry, in part, by establishing the competitive strengths described below:

First to market, setting the industry standard

TOC

We assisted in designing and building the electronic infrastructure used by the PRC Inspections Administration to accept and process electronic declarations. We believe our enterprise software for PRC Inspections Administration filings is perceived by our customers and others to be the industry standard in our market because:

·	we helped build the PRC Inspections Administration’s system for accepting and processing electronic declarations,

·	our enterprise software is highly reliable,

·	we believe our enterprise software was the first made available for electronic declaration processing with the PRC Inspections Administration,

·	we believe our enterprise software was the first product endorsed by the PRC Inspections Administration for use in such declarations, and

·	as of May 31, 2007, our enterprise software is being used by approximately 89.3% of all filers making electronic PRC Inspections Administration declarations.

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

TOC

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

Extensive distribution and support network

Currently, through our own distribution network and our franchisees, we maintain four technical support centers, and also cooperate with our franchisees to jointly maintain 43 technical support centers to reach most of the major import/export cities in China.  Through them, we provide coverage, sales and marketing and customer maintenance services to most of the major import/export cities in China.

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

Business strategy

Our primary goal is to create long-term shareholder value and to become the leading software company that enables enterprises and government agencies to streamline their import/export processes in China.  Our new B2B strategy leverages our market intelligence in business-to-government, or B2G, trade processing, by integrating B2B vertical search capabilities into our service profile with pioneering vertical search technology. We believe China’s rapidly growing import/export activities, continuous import/export policy changes and evolving import/export filing requirements, coupled with the PRC government’s initiative to streamline and use the Internet to carry out various government operations, provide us with significant growth opportunities. We intend to use our cash flow from operations and our available cash to pursue the following strategies:

Leverage and strengthen our market reputation by creating new products

TOC

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

Enhance value for existing clients through broader product offerings and improved customer maintenance services

We intend to develop new functions for our existing products to enhance the interaction between our users and the PRC Inspections Administration, other PRC trade-related government agencies and related third parties. For example, we are in the process of developing additional functions to further expand our existing iDeclare.CIQ products, such as applications for permits to import used equipment, paint, food and cosmetic products. In addition, we currently support our existing users jointly with our four franchisees through four technical support centers operated and maintained by us and 43 technical support centers operated and maintained by our four franchisees located in most of the major import/export cities in China.

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

TOC

reviewing selective investments in order to increase the scale of our business and strengthen our position as a leading provider of enterprise software for international trade enterprises.

In connection with our pursuit of selective strategic acquisitions, on October 19, 2006, our indirect wholly-owned subsidiary, Beprecise, acquired a 16.25% interest in Global Market for a consideration of US$5,000,000.  Global Market is a leading Chinese B2B trade facilitator headquartered in Guangzhou.  On April 27, 2007, Ixworth, our wholly-owned subsidiary, acquired a 70% interest in Ample Spring, for a consideration of RMB210 million (US$26.9 million). Ample Spring is a related party of Baichuan, a leading Chinese B2B vertical search engine operator.  In May 2007, our company launched tootoo.com, our new B2B vertical search platform.  By leveraging our B2G expertise with these recent acquisitions and integrating Baichuan's pioneering vertical search technology and supplier ranking system with the in-depth quality validation process offered by our existing software solutions, tootoo.com is positioned to become a leading B2B search and service provider. We plan to continue to seek opportunities to cooperate with other B2B platforms and technology to further increase our service profile.

Products and services

In 2006, we derived 76.2% of our total net revenues from sales of enterprise software and 23.5% of our total net revenues from provision of software development services.

The products and services we offered in 2006 included the following:

Enterprise software

We have five enterprise software products currently available commercially or in trial version: (i) iDeclare.CIQ, (ii) iProcess.CIQ, (iii) User Message Agent, or UMA, (iv) iMonitor.CGA and (v) iValue.

iDeclare.CIQ series

Commercially introduced in August 2000, the iDeclare.CIQ series of products enables international trade enterprises to complete the declaration process electronically over the Internet. We initially offered the iDeclare.CIQ basic package, which included two separate software functions, for a one-time license fee of RMB6,800, including one year of customer maintenance services. In September 2001, we started to offer the current iDeclare.CIQ basic package, which includes six separate software functions, for a one-time license fee of RMB4,500, including one year of basic customer maintenance services.  In September 2006, we also developed Ninetowns Network Quality Supervision Software v1.0, the newest version of software in the iDeclare.CIQ series.  We charge RMB1,500 for each additional year of customer maintenance services, which includes a number of value-added services in addition to the basic maintenance services. In 2004, 2005 and 2006, we generated RMB175.5 million, RMB186.5 million and RMB107.9 million (US$13.8 million), respectively, of net revenues from sales of the iDeclare.CIQ basic package and related customer maintenance services (including the per declaration fees as described below), which represented a substantial portion of our net revenues from sales of enterprise software in each of those periods.

A limited number of our iDeclare.CIQ users, substantially all of whom are located in Guangdong Province, China, do not pay a one-time license fee or annual customer maintenance service fees. Instead, such users pay a fee of RMB20 per declaration filing made using iDeclare.CIQ. Net revenues from sales of enterprise software included RMB24.1 million, RMB23.6 million and RMB21.9 million (US$2.8 million) of such per-use fees, or 12.8%, 9.8% and 18.7% of our net revenues for sales of enterprise software in 2004, 2005 and 2006, respectively.

TOC

We offer trial versions of our new software functions to existing users until we commercially launch such software functions. Once commercially launched, these new software functions are not offered as part of the iDeclare.CIQ basic package and a user must pay additional fees in order to use the new software functions.

Our iDeclare.CIQ product series users include a variety of international trade enterprises operating in a wide range of businesses. They include the PRC branch offices of multinational trading companies that might purchase multiple copies of iDeclare.CIQ, as well as smaller PRC companies focused on niche businesses that might buy only one copy of iDeclare.CIQ. We rely mainly on our franchisees to sell our iDeclare.CIQ product series.

Our iDeclare.CIQ product series allows users to submit encrypted applications to the PRC Inspections Administration for examination, comment and approval over the Internet. In addition, iDeclare.CIQ is capable of generating electronic documents with information inter-linking ability to efficiently replicate documents required for international trade transactions. Such documents include invoices for export, packaging forms, bills, customs clearing forms and approval forms for special goods. Additional software functions are designed for easy installation and incorporation into the iDeclare.CIQ product series. When a customer purchases and installs a new module, new tabs and folders appear in the existing user interface, allowing customers to add new software functions while maintaining a familiar and easy-to-use environment.

Currently, the iDeclare.CIQ product series has three main applications: (i) Origin Certificate processing, (ii) declaration processing and (iii) registration and permit processing.

·
The Origin Certificate processing application allows users to apply for and obtain over the Internet an Origin Certificate, which is a required document showing the place of origin of goods imported or exported. iDeclare.CIQ’s Origin Certificate processing application has five software functions that allow an international trade enterprise to obtain Origin Certificates. The different software functions relate to the import/export regulations of different countries and can help an enterprise determine if it qualifies for favorable tariffs between China and a second country. To date, all five software functions have been included in the iDeclare.CIQ product series.

·
The declaration processing application allows users to declare their imported or exported goods for inspection by the PRC Inspections Administration, which typically involves a general inspection of the goods, the packaging material and the shipping container. To date, the declaration for inspection of goods has been included in the iDeclare.CIQ product series. A package inspection function and container inspection function are new software functions available only in trial versions; we expect to charge our users a fee to use each of these software functions when they are launched commercially.

·
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

Our iDeclare.CIQ product series transmits all user submissions to the PRC Inspections Administration electronically in an encrypted format over the data exchange platforms operated by iTowNet. iTowNet receives a fee for each submission made over its platforms. Once received by the PRC Inspections Administration, such transmissions are examined and electronically approved or returned to the user for revision.

TOC

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

iProcess.CIQ series

In June 2005, we launched iQS, one component of a new product series called iProcess.CIQ, in certain major cities of the PRC including Ningbo, Qingdao, Dalian, Hangzhou, Jinan, Tianjin and Shanghai. Our iProcess.CIQ product series enables international trade enterprises and their suppliers to submit product quality-related data to the PRC Inspections Administration throughout the production process. In addition, Our iProcess.CIQ product series enables manufacturers to submit production-related data over the Internet to the PRC Inspections Administration regarding the nature and quality of the components and materials being used by the manufacturers in creating their products. Such information can be submitted prior to the manufacturers’ exporting their products from the PRC. The PRC Inspections Administration may, but is not required to, use such information to assess the products and determine whether an inspection is necessary prior to such products being exported from the PRC. A determination by the PRC Inspections Administration that an inspection is not required will likely expedite the declaration process for such products.

Furthermore, users of our iDeclare.CIQ product series that have paid their annual maintenance fees may share data between the iDeclare.CIQ and iProcess.CIQ product series. This will not only reduce data input requirements for iDeclare.CIQ users, but may also encourage existing iDeclare.CIQ product series users to pay their annual maintenance fees.

In 2005 and 2006, we generated RMB3.3 million and RMB5.5 million (US$0.7 million), respectively, of net revenues from sales of the iProcess.CIQ product series.

UMA series

Commercially launched in October 2003, the UMA series of enterprise software facilitates effective and secure data transfers:

·	within iTowNet’s data exchange platforms;

·	among PRC Inspections Administration’s internal processing systems; and

·	between PRC government agencies.

We entered into a product sales and service contract with iTowNet in October 2003. Pursuant to such contract, we sold certain UMA software to iTowNet for a one-time license fee of RMB50,000. We also charge RMB15,000 per licensee for each year of customer maintenance services.

In 2005 and 2006, we recognized RMB13.5 million and RMB3.5 million (US$0.4 million), respectively, in net revenues from sales of the UMA series of enterprise software and related customer maintenance services.  We currently do not expect to have significant sales of the UMA series of enterprise software and related services.

TOC

iMonitor.CGA series

The iMonitor.CGA series of software and hardware products was commercially introduced in June 2004 and was designed to be installed at the customs clearing gates of PRC Customs branch offices to allow inspection of goods-in-bond. The purpose of an inspection of goods-in-bond is, among other things, to monitor and inspect shipping containers to prevent such shipping containers from passing PRC Customs without paying the required tariffs. We expect the price per system of iMonitor.CGA, including software and certain hardware, for example cameras and sensors, to range from RMB100,000 to RMB200,000, and we intend to charge an annual maintenance fee after the first year of installation. We have not yet determined the maintenance fee for iMonitor.CGA product series. The price per system of iMonitor.CGA will be determined through negotiations with our potential customers for such product, which we expect to be mainly trade-related PRC government agencies. To date, we have not recognized any significant revenues from the sale of iMonitor.CGA product series.

Our iMonitor.CGA product series has two main applications: (i) data collection through container number recognition, and (ii) gate inspection.

·
The container number recognition application allows PRC Customs to manage the thousands of shipping containers that pass through China’s import/export ports daily by using cameras to observe, identify and process identification numbers painted on the exterior of shipping containers.

·
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

Our iMonitor.CGA series of products interfaces with PRC Customs’ multiple cameras and sensors installed at import/export clearing gates to process the captured images and output the results in an organized and easy-to-manage manner. The main advantage of iMonitor.CGA product series is its automation of previously manual inspection procedures which significantly reduces the staff costs and time that it would take for information gathering, while increasing accuracy of the information gathered.

iValue series

A trial version of iValue product was introduced in March 2004. The purpose of the iValue product series is to provide services that are complementary to a user’s interaction with the PRC Inspections Administration and PRC Customs. Currently, iValue product series has only one principal application: electronic bill payment. This application allows users to electronically pay PRC Inspections Administration- or PRC Customs-related fees over the Internet via a platform that we operate. This trial product minimizes staff costs associated with in-person payments and delays associated with payments by post. Electronic payments are made as wire transfers directly from a payor’s bank account at a participating bank. Funds are released upon receipt of wire instructions by the participating bank through our iValue platform. As a result, we are not exposed to the credit risk of the payor. The iValue product series also allows integration of payment records into other software and databases.

Since we only introduced our iValue product in a trial version, we have not marketed the iValue product to international trade enterprises and we have not yet determined the pricing model for, or recognized any revenues from, this product.

TOC

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

On February 16, 2006 and February 28, 2006, we entered into two software development contracts with the PRC Inspections Administration pursuant to which we contracted to develop an electronic monitoring system and an “import and export hygiene monitoring system” for the PRC Inspections Administration for RMB3.3 million (US$423,000) and RMB1.6 million (US$205,000), respectively.

We offer our software development services on a fixed-fee basis. We often start work on software development projects based on verbal agreements and do not receive payment until the completion of a particular project. We believe such practice is consistent with the general practice in the government-related software development industry in China.

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

TOC

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

Additional iValue modules

We are currently developing additional functions to complement iValue to process status enquiries for a user’s PRC Inspections Administration filings and to allow for enrollment in online courses, such as customs declarer examinations.  We cannot predict if or when such efforts will be completed.

iDeclare.CGA Series

Similar to the PRC Inspections Administration, PRC Customs has a standardized set of forms used by international trade enterprises and we plan to work with PRC Customs to develop enterprise software that will facilitate electronic filings of such forms. We intend for this enterprise software to enable electronic filings of customs, manifest, bill of lading, export goods receipt and other declarations. In addition, we also plan to work with PRC local tax authorities to develop a product to facilitate electronic filings of tax and ATA Carnet declarations, which are international customs documents that permit duty-free and tax-free temporary import of goods for up to one year. Research and development work on the iDeclare.CGA product series commenced in the second quarter of 2004; we cannot predict if or when such efforts will be completed.

Production and hardware design

The principal steps involved in production of our enterprise software are duplicating CDs, printing boxes and related materials such as user manuals, and assembling and shipping our final products. We have production arrangements with several outside contractors under which they provide all necessary outsourced production services related to our enterprise software. We produce enterprise software packages on an as-necessary basis and keep only a small inventory in our headquarters in Beijing. Currently we also distribute some of our enterprise software packages through the Internet. We have designed the configuration of some data-gathering hardware, for example cameras, for use with the iMonitor.CGA product series although customers may also use their own hardware. The hardware we design is produced by third party vendors.

TOC

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

Our future revenues and results of operations may fluctuate significantly due to a combination of factors, including:

·	acceptance of our products and services in China;

·	the strength of our relationships with the PRC Inspections Administration, PRC Customs and other PRC government agencies;

·	our ability to attract and retain users;

·	our ability to develop new software products and services;

·	PRC government regulation of software sales and development; and

·	general economic conditions in China.

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

TOC

Direct sales and marketing

We re-defined our regional markets and changed our business model from direct sales to a regional franchise model.

As of December 31, 2006, we had a sales and marketing force consisting of approximately 130 people, serving mainly the southern regions of China. Our sales and marketing representatives also perform customer maintenance services.

The market operations center at our principal executive offices in Beijing is responsible for national marketing policies, strategies and budgets. The market operations center is divided into two departments: the corporate communication department and the market operations department.

The corporate communication department is responsible for brand promotion, package design and marketing functions. The market operations department is responsible for the collection of marketing intelligence. In addition to the corporate communication department and the market operations department, we also have salespersons in our own four technical support centers. The salespersons in such centers are responsible for regional marketing strategies, including (i) organizing promotional conferences in which existing and potential clients are introduced to our products, and (ii) participating in national and regional trade shows. On the local level, our salespersons promote our enterprise software products mainly by holding seminars for international trade enterprises, making telephone calls to potential customers and sending promotional materials by mail.

Our annual sales targets are set by our general manager of sales and marketing according to regional sales plans and are reviewed quarterly. We have an incentive-based sales scheme whereby salespersons are rewarded based on achievement of sales targets.

Sales by authorized distributors

We had previously contracted with distributors to undertake marketing, distribution and service activities in certain provinces in China where we do not have any offices or where our customer maintenance service capabilities are insufficient to serve and support our international trade enterprise clients. However, it is our current strategy to develop our distribution and technical support network through franchisees. As of December 31, 2005, the distribution agreements with our two former authorized distributors, Panyu Chengchang Trade Development Co., Ltd., or Panyu Chengchang, and Shanghai Tomorrow Technology Development Co., Ltd., or Tomorrow Technology, expired and we chose not to renew them due to our plans to develop our franchisee network.  We currently do not have any distributor.

For 2004, 2005 and 2006, net revenues from sales of enterprise software we recognized from our former authorized distributors amounted to approximately RMB77.0 million, RMB71.4 million and RMB17.0 million (US$2.2 million), respectively.

Sales by our franchisee

It is our current strategy to expand our franchisee network to undertake marketing, distribution and service activities using the “Ninetowns” brand name. As of December 31, 2006, we have four franchisees, Ninetowns Enke, Ninetowns Zhi Fang, Ninetowns Xin He and Ninetowns Wang Li.  Our franchise agreement with Ninetowns Enke was entered into in February 2004. Pursuant to the franchise agreement, Ninetowns Enke agreed to a minimum sales commitment of RMB50.0 million for the two

TOC

years ended February 14, 2006 and a sales discount of RMB1,000 per each iDeclare.CIQ basic package purchased from our company. In addition, Ninetowns Enke also agreed to act as our sales agent to sell after sales maintenance services for our enterprise software to our customers. On April 22, 2004, we agreed with Ninetowns Enke to amend the franchise agreement to revise certain pricing terms. This agreement has a two-year term and contains minimum sales commitments.  On May 12, 2006, we entered into a new franchise agreement with Ninetowns Enke for our iDeclare.CIQ basic package. This agreement has a two-year term and does not contain any minimum sales commitment.  Our franchise agreements with Ninetowns Zhi Fang were entered into in May 2005 for two of our software products, iQs under the iProcess.CIQ series and our iDeclare.CIQ basic package.  Each of these franchise agreements has a two-year term and does not contain any minimum sales commitment.  In January 2006, we engaged Ninetowns Xin He, as a new franchisee. The franchise agreement with Ninetowns Xin He has a two-year term and does not contain any minimum sales commitment. In October 2006, we entered into a franchise agreement with our newest franchisee, Ninetowns Wang Li for our iDeclare.CIQ basic package.  This agreement has a two-year term and does not contain minimum sales commitments.  In December 2006, we entered into new franchise agreements with Ninetowns Enke, Ninetowns Xin He, Ninetowns Zhi Fang and Ninetowns Wang Li for our new software version under the iDeclare.CIQ series, Ninetowns Network Quality Supervision Software v1.0 software, each for two-year terms and without minimum sales commitments.  Our franchisees provide customer maintenance services to our enterprise software users. We intend to focus on establishing new franchisee arrangements in the future.

For 2004, 2005 and 2006, net revenues from the sale of enterprise software generated by our franchisee amounted to approximately RMB25.2 million, RMB50.8 million and RMB40.9 million (US$5.2 million), respectively.

Customers

In 2006, our customers for sales of enterprise software include our two former distributors, and our franchisees, and international trade enterprises that we sell our software to directly. Our users are engaged in a wide variety of import and export activities in China. For 2004, 2005 and 2006, our five largest enterprise software customers, which consisted primarily of our former distributors and franchisees, accounted for approximately 56.0%, 60.1% and 49.1%, respectively, of our net revenues from sales of enterprise software.

Our customers for software development services include the PRC Inspections Administration, iTowNet, eGrid and other third party customers. We did not recognize any net revenues from provision of software development services until 2002. iTowNet and eGrid accounted for substantially all of our net revenues for provision of software development services in 2004 and 2005.  In 2006, net revenues from provision of software development services to iTownet and eGrid accounted for approximately 35.9% of our total software development revenue.

Customer maintenance services

We believe our ability to provide customer maintenance services is one of the key factors to building user loyalty. We offer one year of free customer maintenance services with our iDeclare.CIQ basic package, and charge a fee of RMB1,500 for customer maintenance services each year thereafter.

The customer maintenance services we provide in connection with our software products generally include:

·	help-desk support via telephone, facsimile or e-mail;

TOC

·	site visits to carry out maintenance procedures;

·	training for new updates of our enterprise software; and

·	automatic updates of software relating to changes in codes associated with goods, countries and regions and changes to import/export regulations.

Our franchisees also provide customer maintenance services, including help-desk support via telephone or e-mail, site visits for maintenance procedures and software training.

We also provide customer maintenance services to purchasers of our iMonitor.CGA product series. Such customer maintenance services generally include routine inspections of the system, system and software updates, on-site technical support and maintenance services, consultation services through a toll free phone-line, company website or direct hotline and training of our customer’s staff. We also provide various customer maintenance services to our software development services clients.

Each of our technical support centers functions as a call center that responds to calls from customers located in the surrounding areas. As of December 31, 2004, 2005 and 2006, we had 360, 454 and 128 customer service and technical support employees, respectively.

Competition

We believe there are only two enterprise software products, namely our iDeclare.CIQ product series and “Easy Inspection” offered by Ronji, that have been endorsed by the PRC Inspections Administration. We are not aware of any other products or services which compete with our enterprise software. Therefore, we believe we only have one competitor engaged in providing enterprise software to international trade enterprises for transactions with the PRC Inspections Administration.  In addition, we face competition from the PRC Inspections Administration’s free software product.

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

We believe that the principal factors upon which we compete are:

·	reputation in the market;

·	understanding of the needs of PRC international trade-related government agencies, such as the PRC Inspections Administration, as well as endorsements from such agencies;

·	the quality of our products and services;

TOC

·	responsiveness to the needs of users;

·	installed base of international trade enterprise customers;

·	cost-effectiveness; and

·	distribution network.

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

As of December 31, 2006, we had registered 38 software copyrights and three trademarks in China. Although we have no registered trademarks outside China, we are in the process of registering certain of our trademarks in the United States and Hong Kong.

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

However, we have pursued selective strategic acquisitions.  On October 19, 2006, our indirect wholly-owned subsidiary, Beprecise, acquired a 16.25% interest in Global Market, a leading Chinese B2B trade facilitator headquartered in Guangzhou.  On April 27, 2007, Ixworth, our wholly-owned subsidiary, acquired a 70% interest in Ample Spring, a related party of Baichuan, a leading Chinese B2B vertical search engine operator.  In May 2007, our company launched tootoo.com, our new B2B vertical search platform.  By leveraging our B2G expertise with these recent acquisitions and integrating Baichuan's pioneering vertical search technology and supplier ranking system with the in-depth quality validation process offered by our existing software solutions, tootoo.com is positioned to become a leading B2B

TOC

search and service provider. We plan to continue to seek opportunities to cooperate with other B2B platforms and technology to further increase our service profile.

Regulation

Political, legal, economic and social considerations in China

Since 1979, many laws and regulations dealing with economic matters with respect to general foreign investment have been promulgated in China. In 1982, the PRC National People’s Congress amended the PRC Constitution to authorize foreign investments and guarantee the “lawful rights and interests” of foreign investors in China. In 2004, the PRC Constitution was further amended to recognize the right to private property for all PRC citizens. Subsequent legislation has enhanced significantly the protection afforded to foreign and domestic investors and allowed more active control of investors over their private enterprises in China. In the last two decades, the PRC government has introduced substantial economic and legal reforms. However, the legal system of the PRC is still underdeveloped when compared to the systems of the advanced western nations. The implementation and interpretation of existing laws may therefore be uncertain.

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

New regulation relating to the administration of an office

In April 2006, State Administration of Industry and Commerce, Ministry of Commerce, State General Custom and SAFE jointly promulgated “Implementation Opinion on Certain Issues about Application of Laws on Administration of Approval and Registration for Companies with Foreign Investment”, or the Opinion. According to the Opinion, the registration for companies with foreign investment apply to companies registered under the PRC Company Law, as amended on October 27, 2005 and effective on January 1, 2006, and the Regulations on Administration of Companies, amended on December 18, 2005, except otherwise stipulated by the laws and regulations specifically governing companies with foreign investment. According to the Opinion, the registration of offices established by companies with foreign investment is required to cease. The Opinion also provides that the procedures of variation or renewal for the offices that have been registered will not be carried out. Once the operating term of an office expires, the procedure of “cancellation of registration” will be implemented. If necessary, such company can choose to establish a branch office.

In the opinion of our PRC counsel, Commerce & Finance Law Offices, the ownership structures, businesses and operations of our subsidiaries and variable interest entities in China comply with all existing PRC laws, rules and regulations. In addition, our PRC counsel has confirmed that no consent, approval or license, other than those already obtained, is required for such ownership structures, businesses and operations in order for us to comply with existing PRC laws rules and regulations.

Regulation of the software industry

Software copyright

TOC

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

TOC

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

TOC

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

TOC

Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the statutory general reserve fund, which requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiary and affiliate are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances, restricted portion amounted to approximately RMB522.535 million (US$67.0 million), or 40.0% of our total consolidated net assets as of December 31, 2006.

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

TOC

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

TOC

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

TOC

C.             Organizational structure

We conduct substantially all of our business through seven PRC subsidiaries and two variable interest entities in China. The following diagram illustrates our subsidiaries, their country of incorporation and the proportion of our ownership of each as of May 31, 2007.

Ninetowns Internet Technology Group Company Limited
100%
Ixworth Enterprises Limited (a British Virgin Islands company)
100%
100%
100%
New Take Limited (a Hong Kong company)
Beprecise Investments Limited (a British Virgin Islands company)
Shielder Limited (a Hong Kong company)
100%
Better Chance International Limited (a British Virgin Islands company)
100%
Asia Pacific Logistics Limited (a British Virgin Islands company)
16.25%
Global Market Group Limited (a Cayman Islands company)
90%
10%
10%
90%
Outside China
In China
Beijing New Take Electronic Commerce Limited
Beijing Ninetowns Times Electronic Commerce Limited
80%
Beijing Ninetowns Digital Technology Limited
20%
90%
10%
Shanghai New Take Digital Technology Limited
Through contractual arrangements
41%
Beijing Ninetowns Ports Software and Technology Co., Ltd.
59%
10%
90%
70%
30%
Guangdong Ninetowns Technology Co., Ltd.
Through contractual arrangements
Beijing Ninetowns Network and Software Co., Ltd.
Through contractual arrangements
Beijing Baichuan Tongda Science and Technology Development Co., Ltd.
Beijing Ronghe Tongshang Network Technology Limited

For details of the above subsidiaries and variable interest entities, see “— History and development of the company.”

TOC

D.             Property and equipment

Our principal executive offices occupy a total of approximately 3,170 square meters on the 5th, 12th, 14th and 17th floors of Union Plaza, 20 Chaowai Street and the 20th floor of the Fan Li Building, 22 Chowai Street, Chaoyang District, Beijing 100020 PRC. In addition, we occupy a representative office of approximately 200 square meters at Suites 1705-6, 17/F, Two Chinachem Exchange Square, 338 King’s Road, North Point, Hong Kong. As of May 31, 2007, we have one office which we own and we have also leased 9 locations in the following cities and municipalities to serve as technical support centers and quarters for our technical support staff:

Location	Office space (in square meters)	Number of employees
Guangdong Province
Dongguan	921.69	44
Guangzhou	120.85	57
Beijing	551.65	37
Shanghai	139.00	12
Total	1,733.19	153

During 2005, we transferred a number of technical support centers to our franchisees in an effort to reduce the number of technical support centers that we operate on our own.  We currently support our existing users jointly with our four franchisees through four technical support centers operated and maintained by us and 43 technical support centers operated and maintained by our four franchisees located in most of the major import/export cities in China.

Ninetowns Ports acquired, subject to the receipt of the necessary title certificates, four residential units in the Sing Sun Building in Guangzhou, with aggregate space of approximately 355 square meters and uses such premises as employee housing for our employees in Guangzhou.  During 2006, Ninetowns Ports acquired two commercial units as offices with aggregate space of approximately 340.61 square meters.

Ninetowns Times owns two commercial units in the Qingdao Bai Sing Building in Qingdao, with aggregate space of approximately 384 square meters and uses such commercial units as offices. Ninetowns Times also acquired, subject to the receipt of the necessary title certificates, an eight-storey building in Fengtai, with aggregate space of approximately 2,206.59 square meters and uses such building as a call center for our technical support services and also as a research and development center.

Ninetowns Ports also acquired four floors and the naming right of a building in Beijing.  See Item 7 of this annual report, “Major Shareholders and Related Party Transactions — Related party transactions — Transaction with Mr. Ko Jin Heng.”

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

TOC

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

We generated total net revenues of RMB201.5 million, RMB239.9 million and RMB153.2 million (US$19.6 million) in 2004, 2005 and 2006, respectively. The decrease in our total net revenues was due to the PRC Inspections Administration’s free distribution of products that are similar to our iDeclare.CIQ product series.  Our net income in 2004 was RMB134.0 million increasing to RMB151.6 million in 2005.  Our net income in 2006 was RMB45.9 million (US$5.9 million) representing a 69.7% decrease from 2005.  We believe there were approximately 95,000, 122,000 and 130,000 licensees of our enterprise software registered to effect electronic import/export processing with the PRC Inspections Administration as of December 31, 2004, 2005 and 2006, respectively.

The major factors affecting our results of operations and financial condition include:

Focus on sales of enterprise software and software development services

Our predecessor, Ninetowns Technology, was formed in 1995 to focus on the research and development of software related to the declaration process, in addition to selling computer hardware and accessories. During the first several years of our operations, our net revenues from computer hardware sales constituted almost all of our total net revenues and provided the necessary funding for our development of software related to the declaration process. As we developed, we engaged in three main lines of business: (i) sales of enterprise software and related customer maintenance services, (ii) provision of software development services, and (iii) sales of computer hardware and accessories. Since 2001, we have shifted our business focus from sales of computer hardware and accessories to sales of enterprise software and related customer maintenance services and provision of software development services. Sales of computer hardware and accessories accounted for an insignificant percentage of our total net revenues in 2006 and are expected to be a negligible part of our business in the future.  We intend to continue deploying our resources on sales of enterprise software and related customer maintenance services and provision of software development services that enable enterprises and trade-related PRC government agencies to streamline the import/export process in China.

Growth of the import/export industry in China

Our financial results have been, and we expect them to continue to be, affected by the growth of the import/export industry in China. According to Global Insight, the total value of import/export transactions in China reached approximately US$1.7  trillion in 2006, up from approximately US$1.2 trillion in 2004 and approximately US$1.4 million in 2005. As a result of China’s accession into the WTO in 2001, tariffs imposed by China on all imported goods are expected to be reduced and PRC-imposed import quotas and permit requirements are expected to be gradually eliminated. We believe the combination of a rapidly

TOC

growing PRC economy and China’s accession to the WTO will accelerate the growth of the import/export industry in China, and as a result create additional demand for our products and services.

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

In August 2005, the PRC Inspections Administration selected our company as the winning bidder in connection with the PRC Inspections Administration’s request for proposals for the development of a software product that has certain basic functionalities similar to those of iDeclare.CIQ and iProcess.CIQ product series.  The PRC Inspections Administration agreed to pay a one-time fee of RMB3.3 million (US$423,000) to purchase the ownership of the software product that we developed. In February 2006, the PRC Inspections Administration commenced to distribute such software products free-of-charge to end-users.   We believe that the distribution of free software products, while in the long run will likely increase the number of e-filers and hence increase demand for our enterprise software services, would have a significant adverse effect on our total net revenue, our results of operations and profitability in the short-term. For example, we sold, together with our franchisees, approximately 1,500 and 2,200 software packages of iDeclare.CIQ during the first quarter of 2006 and 2007, respectively, which is significantly lower than the approximately 8,000 software packages of iDeclare.CIQ sold by our company and our former distributors and franchisees during the first quarter of 2005.  In May 2007, the PRC Inspections Administration selected our company as one of the winning bidders in connection with the PRC Inspections Administration’s request for proposals for servicing the free import/export e-filing software provided by the PRC Inspections Administration.

Expanding our user base through franchisees

We believe our user base has substantial growth potential due to the high number of international trade enterprises that possess import/export rights in China. According to the PRC Ministry of Commerce, there were approximately 609,276 foreign-invested companies registered to do business in China as of May 31, 2007. In addition, there are numerous PRC-based companies that possess import/export rights. A key component of our growth strategy is to secure new customers through the efforts of our franchisees and we intend to engage additional franchisees to expand our marketing and distribution network. Currently, we have engaged four franchisees to undertake marketing, distribution and service activities in China.

Description of revenues, cost items and trade receivables

We primarily operate in three lines of business: (i) sales of enterprise software, (ii) software development services, and (iii) sales of computer hardware and accessories. Currently, our total net revenues are primarily derived from our sales of enterprise software. Our net revenues from sales of computer hardware and accessories constituted less than 0.3% of our total net revenues for 2006.  In May 2007, we launched tootoo.com, our new B2B vertical search platform.

TOC

Total net revenues

Currently, we generate total net revenues primarily from (i) sales of enterprise software products and fees from customer maintenance services, (ii) fees from software development services, and (iii) sales of computer hardware and accessories.

We derived RMB51.7 million, RMB89.1million and RMB37.6 million (US$4.8 million), or 25.6%, 37.1% and 24.6% of our total net revenues in 2004, 2005 and 2006, respectively, from our related parties iTowNet and eGrid, which are two of our major customers for software development services, and Ninetowns Enke, which is one of our franchisees.

Our total net revenues are net of business tax and VAT, but include VAT refunds as discussed below. Our sales of enterprise software products and computer hardware and accessories are generally subject to a VAT of 17.0%. Our fees charged for software development services and customer maintenance service for enterprise software products are generally subject to a 5.0% business tax. Pursuant to the laws and regulations of the PRC, three of our subsidiaries in China are entitled to a refund of the 14.0% VAT for certain self-developed software products. We recognize the VAT refunds at the same time we recognize net revenues from sales of enterprise software. VAT refunds are included in our net revenues from sales of enterprise software. In 2006, we recognized RMB10.5 million (US$1.3 million) in VAT refunds. We cannot predict how much our net revenues from sales of our enterprise software or software development services will increase in the future, or if they will increase at all.

Enterprise software. Our net revenues from enterprise software are derived primarily from sales of our iDeclare.CIQ basic package and related customer maintenance service fees. We charge users of our iDeclare.CIQ product series a license fee of RMB4,500 per software package, which includes a one-year basic customer maintenance service period. We also charge RMB1,500 for each additional year of customer maintenance services, which includes a number of value-added services in addition to the basic maintenance services.  We charge users of iProcess.CIQ product series on the same terms as those for iDeclare.CIQ product series. Enterprise software revenues and fees from customer maintenance services are recognized ratably over a 12-month period. Enterprise software revenues received or receivable but not yet recognized are accounted for as deferred revenue on our balance sheets. Deferred revenue is reduced proportionately as enterprise software revenues are recognized ratably over the 12-month period.

In addition to direct sales, we also sold our enterprise software to our former distributors and franchisees for further sale to users. As of December 31, 2005, the distribution agreements with our former distributors, Panyu Chengchang and Tomorrow Technology, expired and we chose not to renew them due to our efforts to develop our franchisee network.  In May 2005, January 2006 and October 2006, we engaged three new franchisees and we currently have four franchisees.  Our per-unit license fee for enterprise software products charged to our former distributors and franchisees is based on our negotiated sales arrangement with the former distributor or franchisee, and is less than the RMB4,500 per-unit license fee we receive from direct sales. We also sell iDeclare.CIQ products on a fee-per-declaration filing basis to a limited number of users, substantially all of whom are located in Guangdong Province, China. Our ability to grow our net revenues from sales of enterprise software will depend on (i) the rate of increase in the number of new users of such product, (ii) the market’s acceptance of our planned new software products, (iii) the success of our plans to engage additional franchisees, and (iv) our increased efforts in marketing our customer maintenance services to our users. It is currently unclear how the distribution of free enterprise software by the PRC Inspections Administration affects our ability to grow our net revenues from sales of enterprise software.

Notwithstanding that we intend to charge for such maintenance services, we believe our users and potential customers are not accustomed to being charged for this type of service and it is unclear to us

TOC

how many of our users will pay for such maintenance services. In 2006, we collected customer maintenance service fees from approximately 29,000 users, representing approximately 23.8% of our users due to renew their maintenance service.  We intend to continue to increase our marketing and collection efforts with respect to these customer maintenance service fees. We expect our profit margin from sales of enterprise software to decrease if the VAT refund is eliminated or reduced by the PRC tax authorities. We expect net revenues from per declaration filing fees to increase with our increased sales of enterprise software, but to remain stable as a percentage of our total net revenues.

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

Enterprise software. Our enterprise software consists of standardized software, the production of which involves minimal cost. We have production arrangements with several outside contractors, under which they produce the compact discs that contain our software and charge us a fee for such services. We package such compact discs with compact disc holders and ship the packages from our Beijing headquarters to our branch offices, former distributors and franchisees. As a result, the cost of revenues for sales of enterprise software consists mainly of outsourcing costs to those outside contractors and costs associated with packaging and shipping of software. Currently, we also distribute our enterprise software procedures through the Internet. We expect our cost of revenues from sales of enterprise software to increase as a percentage of our total net revenues because we will be required to recognize additional cost of revenues after we commercially introduce our iMonitor.CGA product series, since the costs associated with our iMonitor.CGA product seriesas a percentage of net revenues from sales of enterprise software are higher than the costs associated with our iDeclare.CIQ product series.

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

TOC

Computer hardware sales. Our cost of revenues from computer hardware sales is minimal because (i) we do not manufacture these products, but source them from third party manufacturers, (ii) we maintain minimal inventories of computer hardware and accessories, and (iii) we have a very low volume of sales in this line of business.

Gross profit margin

Our gross profit margin is primarily affected by our net revenues from sales of enterprise software and the cost of revenues for our software development services. For the purpose of calculating our gross profits, costs that are not otherwise specifically allocated are allocated to our costs associated with (i) sales of enterprise software, (ii) software development services, and (iii) sales of computer hardware and accessories, in proportion to the gross profits from these lines of business prior to the allocation of such common costs. We expect our enterprise software gross profit margin to decrease with our expected increase in iMonitor.CGA sales because the costs associated with iMonitor.CGA, as a percentage of net revenues from sales of enterprise software, are higher than the costs associated with our iDeclare.CIQ product series. We expect our software development services gross profit margin to decrease as we invest in more advanced technologies in new software development projects. We do not expect our computer hardware line of business to impact our gross profit as we continue to shift our business focus to our other lines of business.

Operating expenses

Our operating expenses consist of (i) selling expenses, (ii) general and administrative expenses and (iii) research and development expenses.  We do not allocate operating expenses to individual lines of business when making decisions about allocation of resources or assessing the performance of our lines of business.  Effective January 1, 2006, the Company adopted SFAS 123R which supercedes APB 25 and recognized stock-based compensation cost on a straight-line basis over the requisite service period, which is the vesting method.

Selling expenses. Selling expenses consist primarily of sales, marketing and personnel expenses, customer service expenses, associated rental expenses, marketing and advertising expenses and travel and entertainment expenses for our sales and marketing staff. We expense all selling expenses as they are incurred. As we engage additional franchisees to expand our marketing and distribution network, we expect to significantly decrease the number of our sales and marketing staff.  This, after netting off the effect of the increase in our stock-based compensation expenses, resulted in a significant decrease in our selling expenses for 2006.  We expect to expand our marketing and advertising campaigns to compete with the free software distributed by the PRC Inspections Administration and we intend to increase incentive payments to salespersons to promote our enterprise platform products.  In addition, if we decide to engage in a new line of business, we expect to increase the number of our sales and marketing staff to promote that business. As a result of the above, we generally expect a gradual increase in our selling expenses.

TOC

General and administrative expenses. General and administrative expenses consist primarily of personnel expenses, office rental expenses, general office expenses, travel and entertainment expenses, professional fees and allowance for doubtful debts. We expense all general and administrative expenses as they are incurred. In 2006, we incurred substantially higher general and administrative expenses than in earlier years (excluding the impact of stock-based compensation charge of RMB35.0 million in 2003) as a result of increases in (i) professional fees incurred related to our status as a public company and our acquisition and investment activities, (ii) depreciation and amortization charges on fixed assets and intangible assets, (iii) increase in stock-based compensation expenses and (iv) increase in the number of employees due to our expansion into the B2B business.  We expect our general and administrative expenses to increase continuously in 2007.

Research and development expenses. Research and development expenses consist primarily of research and development personnel expenses and associated rental expenses. We expense research and development expenses as they are incurred. In addition, because technological feasibility for our software products ordinarily occurs right before such products are commercially launched and because costs incurred between technological feasibility and commercial launch are immaterial, such costs are expensed as incurred. We expect our research and development expenses to increase as a result of (i) our investment in the research and development of new enterprise platform products, (ii) an increase in the number of research and development personnel, (iii) an increase in stock-based compensation expenses, (iv) an expected increase in our potential new business ventures and (v) our investment in software licenses for development tools to increase the productivity of our overall research and development efforts.

As a result of the cumulative effect of the factors described above, we expect in the future our total operating expenses will increase.

Taxation

Under the current laws of the Cayman Islands our company is not subject to tax on its income or capital gains. In addition, payment of dividends by us is not subject to withholding tax in the Cayman Islands.

PRC enterprise income tax. Our PRC operating subsidiaries are subject to PRC EIT on their taxable income. Pursuant to PRC tax laws, EIT is generally assessed at the rate of 33.0% of taxable income.

Beijing New Take, Ninetowns Times and Beijing Digital are afforded favorable tax treatment and are only subject to a 15.0% EIT, Shanghai New Take and Ninetowns Ports are also afforded favorable tax treatment. Shanghai New Take was exempt from EIT from January 1, 2003 to December 31, 2004 and is subject to a 16.5% EIT from January 1, 2005 to December 31, 2007. Ninetowns Ports was exempt from EIT from August 1, 2003 to December 31, 2005 and is subject to a 7.5% EIT for the period from January 1, 2006 to December 31, 2008.  Guangdong Ninetowns Technology is entitled to an exemption from EIT from January 1, 2006 to December 31, 2007. Ninetowns Network is entitled to an exemption from EIT from January 1, 2006 to December 31, 2008.  Ronghe Tongshang and Baichuan are currently subject to a 33% EIT.

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

TOC

revenues derived from software development services and customer maintenance services and this business tax is deducted from our total net revenues.

Value-added tax. Our PRC operating subsidiaries are also generally subject to a 17.0% VAT on sales of computer hardware and accessories and our enterprise software products. Pursuant to PRC tax regulations, Ninetowns Times, Ninetowns Digital and Ninetowns Ports are entitled to a 14.0% VAT refund on sales of certain registered self-developed software products. Our net revenues from sales of such enterprise software include VAT refunds in the amount of RMB17.4 million, RMB19.8 million and RMB10.5 million (US$1.3 million) in 2004, 2005 and 2006, respectively.

Upon expiration of these preferential EIT rates and VAT refunds, we will consider available options, if any, in accordance with applicable law, that would enable us to qualify for further tax incentives.

Trade receivables

Our trade receivables from external customers and trade receivables from related parties consist primarily of amounts due from our franchisees for enterprise software delivered to them and amounts billed but not paid for our software development services. Our trade receivables balance due from related parties was RMB4.0 million (US$0.5 million) as of December 31, 2006.

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

Revenue recognition

We account for the sales of our enterprise software in accordance with American Institute of Certified Public Accountants, or AICPA, Statement of Position (SOP) 97-2, “Software Revenue Recognition.” The application of SOP 97-2 requires judgment, including whether a software arrangement includes multiple elements, and if so, whether vendor-specific objective evidence, or VSOE, of fair value exists for those elements. Our customers receive certain elements of our enterprise software over a period of time, including post-delivery repair and enterprise software maintenance, training, telephone support and nonspecific enhancements of the software on a when-and-if-available basis. As no fair value of these elements can be assessed reliably, we recognize such revenues ratably over the contract period of the software arrangement, which is usually 12 months. Changes to the elements in a software arrangement, the ability to identify VSOE for those elements, and the fair value of the respective elements could all materially impact the amount of earned and unearned revenue. Enterprise software revenues received or receivable but not yet recognized are accounted for as deferred revenue on our balance sheet. Deferred revenue is reduced proportionately as enterprise software revenues are recognized ratably over the 12-month period.

As we believe is consistent with the practice of other software development companies in China engaged in government-related work, we often commence work on software development projects based on oral commitments from our customer and sign the contract after the commencement of work. Once a contract has been signed, we begin recognizing revenues from these projects based on the percentage-of-completion of the contracts, in which revenue recognition is based on the actual hours spent and the

TOC

estimated costs to complete the projects. Billing is generally done periodically in accordance with predetermined milestones as established by the contract. The determination of percentage-of-completion with reference to actual hours spent and the estimated costs to complete the projects requires significant judgment.

Stock-based compensation

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS 123R, using the modified prospective transition method. Under this method, share-based compensation expense recognized beginning January 1, 2006 includes: (a) compensation expense for all share-based compensation awards granted prior to, but not yet vested as of January 1, 2006, based on the fair market value as of the grant date, measured in accordance with the Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” issued by FASB and (b) compensation expense for all share-based compensation awards granted on or subsequent to January 1, 2006, based on grant-date fair vale estimated in accordance with the provisions of SFAS 123R. We recognize share-based compensation costs on a straight-line basis over the requisite service period which is generally the vesting period. For share-based compensation awards that were granted before we became a public company and are not yet vested, the fair value is measured using the minimum value method and we continue to report these options under APB 25.  For options vested prior to January 1, 2006, we accounted for share-based compensation plans in accordance with APB 25.

We recorded a compensation charge of RMB10.3 million for the options granted to our employees under our 2004 Plan.

As we have not granted options to our employees under the 2006 Share Incentive Plan, we do not have compensation charges that are associated with the 2006 Share Incentive Plan to record.

Trade receivables

We perform ongoing credit evaluations of our customers and adjust credit limits based on payment history and the customer’s current credit-worthiness, as determined by our review of their current credit information. We extended three months of credit to our former distributors and franchisees pursuant to

TOC

our distribution and franchise agreements. However, it took on average five to six months for our former distributors and franchisees, who are also our major customers, to settle their debts to us. Therefore, in some fiscal periods, our trade receivables increased, and may increase in the future, to an amount which is approximately equal to our total net revenues for such period. We continuously monitor collections and payments from our customers and maintain a 5.0% provision on the period-end balance of the trade receivables for estimated credit losses from our customers and franchisees based upon our historical experience. We typically write-off trade receivables that are over 360 days outstanding. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have had in the past.  The trade receivables from Ninetowns Enke, iTowNet and eGrid, which are our customers that are related to us, were approximately 18.1% of our total trade receivables as of December 31, 2006. The trade receivables from our customers and franchisees, which are unrelated to us, were approximately 81.9% of our total trade receivables as of December 31, 2006. Since our trade receivables are concentrated in a relatively small number of customers, a significant change in the liquidity or financial position of any one of these customers could have a material adverse impact on the collectibility of our trade receivables and our future operating results.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired.  Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.  We completed a two-step goodwill impairment test for 2004, 2005 and 2006.  The first step compares the fair values of each reporting unit to its carrying amount, including goodwill.  If the fair value of each reporting unit exceeds its carrying amount, goodwill is not impaired and the second step will not be required.  If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill.  The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit.  The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill.  An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.  Based on the Company’s assessment, there was no impairment of goodwill for the years ended December 31, 2004, 2005 and 2006.

A.             Operating results

The following table sets forth the results of our operations expressed as a percentage of our total net revenues for the periods indicated. Our historical operating results are not necessarily indicative of the results for any future period.

	Year ended December 31,
	2004	2005	2006

Total net revenues:
Enterprise software	93.6%	84.8%	76.2%
Software development services	6.3	14.9	23.5
Computer hardware sales	0.1	0.3	0.3
Cost of revenues:
Enterprise software	0.7	0.2	-
Software development services	1.5	7.6	11.0
Computer hardware sales	–	0.2	0.1
Gross profit	97.8	92.0	88.9

TOC

Year Ended December 31,
2004	2005	2006

Operating expenses:
Selling expenses	7.9	10.7	8.9
General and administrative expenses	18.2	20.6	43.0
Research and development expenses	2.4	4.7	19.5
Government subsidies	0.64	0.23	0.5
Income from operations	69.9	56.2	18.0

Interest income	1.9	7.34	12.6
Income before provision for income taxes and minority interest	71.8	63.5	30.6
Provision for income taxes	0.9	0.3	0.6
Income before minority interests	70.9	63.2	30.0
Minority interests	4.4	–
Net income	66.5%	63.2%	30.0%

2006 compared to 2005

Total net revenues

We generated total net revenues of RMB153.2 million (US$19.6 million) in 2006, a decrease of 36.1% over our total net revenues of RMB239.9 million in 2005. This revenue decrease was principally the result of the PRC Inspections Administration’s free distribution of products that are similar to our iDeclare product series.

Enterprise software. Net revenues from sales of our enterprise software decreased by 42.6% to RMB116.8 million (US$15.0 million) in 2006 from RMB203.5 million in 2005, primarily as a result of the PRC Inspections Administration’s free distribution of products that are similar to our iDeclare product series.  The availability of a free software product that has similar functions as iDeclare caused our sales of our iDeclare product series to decline significantly.  In 2006, we signed customer maintenance service contracts with approximately 29,000 users whose customer maintenance service contracts were due for renewal in 2006.  We recognized net revenues of RMB43.4 million (US$5.6 million) from provision of customer maintenance services in 2006. Of our net revenues from sales of enterprise software, RMB23.6 million and RMB21.9 million (US$2.8 million) were from per declaration filing fees in 2005 and 2006, respectively, representing a year-on-year decrease of 7.2%. As of December 31, 2006, we believe there were approximately 130,000 licensees of our enterprise software registered to effect electronic import/export processing over the data exchange platforms of iTowNet, an increase of 6.6% from approximately 122,000 of such licensees as of December 31, 2005.

Software development services. Net revenues from our software development services increased by 0.9% from RMB35.7 million in 2005  to RMB36.0 million (US$4.6 million) in 2006.  In 2006, we did not enter into as many software development contracts as compared to 2005, but we completed some project milestones and recognized revenue for software development contracts signed in 2005.

Computer hardware sales. Net revenues from computer hardware sales comprised less than 0.3% of our total net revenues as we gradually exited this line of business.

Cost of revenues

Enterprise software. Cost of revenues from sales of enterprise software decreased by 100% to nil in 2006 as compared to RMB495,000 in 2005. Since iDeclare is now generally distributed through the Internet, we

TOC

incurred minimal outsourcing costs to outside contractors and costs associated with packaging and shipping of software.

Software development services. Cost of revenues from software development services decreased to RMB16.8 million (US$2.2 million) in 2006 from RMB18.2 million in 2005, primarily as a result of fewer number of software development service contracts signed in 2006.  As of December 31, 2006, the Company did not have capitalized costs related to such projects which represents a decrease of 100% over the prior year’s balance of RMB153,000 as of December 31, 2005.

Computer hardware sales. Cost of revenues from computer hardware sales was insignificant in 2006.

Gross profit margin

Enterprise software. Gross profit margin for sales of enterprise software in 2006 was 100% compared to 99.8% in 2005 primarily because iDeclare is now generally distributed through the Internet and we incurred minimal outsourcing costs to outside contractors and costs associated with packaging and shipping of software.

Software development services. Gross profit margin for software development services in 2006 remained relatively stable at 53.3% compared to 49.0% in 2005.

Computer hardware sales. Gross profit margin for computer hardware sales increased to 66.3% in 2006 from 28.9% in 2005, primarily due to decreased sales of lower-margin products such as desktop computers.

Operating expenses

Operating expenses increased by 26.4% to RMB109.4 million (US$14.0 million) in 2006 from RMB86.5 million in 2005, primarily as a result of our efforts to expand our business through new business models, additional staff, increase in stock-based compensation costs and increased research and development.

Selling expenses

Selling expenses decreased by 47.2% to RMB13.6 million (US$1.7 million) in 2006 from RMB25.7 million in 2005, primarily due to our change in business model from direct sales to franchise sales.

General and administrative expenses

General and administrative expenses increased by 38.3% to RMB67.4 million (US$8.6 million) in 2006 from RMB48.8 million in 2005, primarily due to increases in (i) professional fees incurred in relation to our acquisition and investment activities and compliance requirements applicable to us as a public company in the United States, (ii)  depreciation and amortization charges on fixed assets and intangible assets, (iii) stock-based compensation costs and (iv) general personnel expenses, office expenses, communication expenses, traveling expenses and insurance expenses, in each case associated with the increase in the scale of our operations.

Research and development expenses

Research and development expenses increased significantly by 165.1% to RMB29.8 million (US$3.8 million) in 2006 from RMB11.2 million in 2005, primarily due to an increase in (i) stock-based compensation costs and (ii) staff costs related to the research and development of our new products primarily related to our new B2B business.

TOC

Government subsidies

We received government subsidies of RMB705,000 (US$90,000) in 2006, which represented an increase of 57.8% from RMB 477,000 in 2005, primarily attributable to the receipt of government subsidies for research and development of an electronic platform from the Committee of Zhongguancun Science Park.

Interest income

Interest income increased to RMB19.3 million (US$2.5 million) in 2006 from RMB17.6 million in 2005, primarily due an increase in the amount of our term deposits.

Income taxes

Income taxes increased by 64.7% to RMB1.0 million (US$132,000) in 2006 from RMB626,000 in 2005, as Ninetowns Ports, who is one of our major operating subsidiaries and was exempt from EIT from August 1, 2003 to December 31, 2005, became subject to a 7.5% EIT starting from January 1, 2006.

Net income

Net income decreased significantly by 69.7% to RMB45.9 million (US$5.9 million) in 2006 from RMB151.6 million in 2005 as a result of the cumulative effect of the factors described above.

2005 compared to 2004

Total net revenues

We generated total net revenues of RMB239.9 million in 2005, an increase of 19.0% over our total net revenues of RMB201.5 million in 2004. This revenue growth was principally the result of the expansion of both of our enterprise software business and software development business and the recognition of net revenues from sales of enterprise software that were made in 2004.

Enterprise software. Net revenues from sales of our enterprise software increased by 7.8% to RMB203.5 million in 2005 from RMB188.7 million in 2004, primarily as a result of an increase in the number of users of our enterprise software, which is partially attributable to the increasing number of international trade enterprises operating in China and also attributable to the increasing demand for more efficient import/export processing methods. The increase in our net revenues from enterprise software is also attributable to the increase in the number of customer maintenance service contracts sold to our existing users. In 2005, we signed customer maintenance service contracts with approximately 44,600 users whose customer maintenance service contracts were due for renewal in 2005. We recognized net revenues of RMB33.2 million from provision of customer maintenance services in 2005. Of our net revenues from sales of enterprise software, RMB24.1 million and RMB23.6 million were from per declaration filing fees in 2004 and 2005, respectively, representing a year-on-year decrease of 2.1%. As of December 31, 2005, we believe there were approximately 122,000 licensees of our enterprise software registered to effect electronic import/export processing over the data exchange platforms of iTowNet, an increase of 28.4% from approximately 95,000 of such licensees as of December 31, 2004.

TOC

Software development services. Net revenues from our software development services increased significantly to RMB35.7 million in 2005 from RMB12.7 million in 2004. This increase is attributable to the fact that a number of software development projects were initiated in 2004 based on oral commitments from our customers but contracts for such projects were not signed until 2005, and therefore net revenues were not recognized until 2005.

Computer hardware sales. Net revenues from computer hardware sales comprised less than 1.0% of our total net revenues as we gradually exited this line of business.

Cost of revenues

Enterprise software. Cost of revenues from sales of enterprise software decreased by 67.6% to RMB495,000 in 2005 as compared to RMB1.5 million in 2004, due to the effects of more stringent cost controls.

Software development services. Cost of revenues from software development services increased significantly to RMB18.2 million in 2005 from RMB3.0 million in 2004, primarily as a result of our work on software development projects in 2004 based on oral commitments from our customers but contracts for such projects were not signed until 2005, and therefore the cost for such projects were not recognized until 2005. As of December 31, 2005, the Company has capitalized costs related to such projects totaling RMB153,000 which represents a significant decrease from the prior year’s balance of RMB6.7 million as of December 31, 2004.

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

Operating expenses

Operating expenses increased by 50.8% to RMB86.5 million in 2005 from RMB57.4 million in 2004, primarily as a result of our efforts to expand our business through increased sales, additional staff and increased research and development.

Selling expenses

Selling expenses increased by 61.2% to RMB25.7 million in 2005 from RMB16.0 million in 2004, primarily due to an increase in advertising, office, rental, staff and travel expenses related to increased sales and the expansion of our distribution network.

TOC

General and administrative expenses

General and administrative expenses increased by 36.0% to RMB48.8 million in 2005 from RMB35.9 million in 2004, primarily due to increases in (i) professional fees incurred in relation to compliance requirements applicable to us as a public company in the United States, (ii)  depreciation and amortization charges on fixed assets and intangible assets and (iii) general personnel expenses, office expenses, communication expenses, traveling expenses and insurance expenses, in each case associated with the increase in the scale of our operations.

Research and development expenses

Research and development expenses increased by 133.4% to RMB11.2 million in 2005 from RMB4.8 million in 2004, primarily due to an increase in staff costs related to the research and development of our new products such as a PRC Customs declaration filing system and an electronic payment system.

Government subsidies

Government subsidies decreased by 66.6% to RMB447,000 in 2005 from RMB1.3 million in 2004. This was attributable to our receipt of a RMB1.0 million government subsidy for research and development work from the Electronic Information Industry Fund of the Ministry of Information Industry of the PRC in 2004. We did not receive such subsidy in 2005.

Interest income

Interest income increased by significantly to RMB17.6 million in 2005 from RMB3.8 million in 2004, primarily due to interest income derived from our net proceeds from our initial public offering in December 2004.

Income taxes

Income taxes decreased by 65.7% to RMB626,000 in 2005 from RMB1.8 million in 2004, primarily due to the increasing operations of Ninetowns Ports, which was exempt from enterprise income tax in 2005.

Net income

Net income increased by 13.2% to RMB151.6 million in 2005 from RMB134.0 million in 2004 as a result of the cumulative effect of the factors described above.

Inflation

Inflation and deflation in China did not have a material impact on our results of operations in the past three years. According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the change in the Consumer Price Index in China, was 3.9%, 1.8% and 1.5% in 2004, 2005 and 2006, respectively.

TOC

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

B.           Liquidity and capital resources

Our primary sources of liquidity have been net cash provided by operating activities. We had no outstanding debt as of December 31, 2006.  The following table sets forth the summary of our cash flows for the periods indicated:

	For the years ended December 31,
	2003	2004	2005	2006	2006
	(in millions)
Net cash provided by operating activities	RMB 87.2	RMB 143.3	RMB 146.4	RMB 40.8	US$ 5.2
Net cash used in investing activities	(39.6)	(179.4)	(110.9)	(176.5)	（22.6）
Net cash provided by financing activities	70.2	565.6	2.0	6.3	0.8
Net increase / (decrease) in cash and cash equivalents	117.8	529.5	(34.5)	(132.8)	(17.0)
Cash and cash equivalents, beginning of year	49.7	167.5	697.0	731.5	93.7
Cash and cash equivalents, end of year	RMB 167.5	RMB 697.0	RMB731.5	RMB598.6	US$76.7

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

Cash flow from operating activities

We provided cash from operating activities of RMB40.8 milion (US$5.2 million) in 2006.  This was primarily attributable to our cash receipts from sales of enterprise software and software development services.  We provided cash in operating activities of RMB146.4 million in 2005. This was primarily attributable to our cash receipts from sales of enterprise software and software development services.  We generated cash from operating activities of RMB143.3 million in 2004. This was primarily attributable to our cash receipts from sales of enterprise and software development services.

TOC

Cash flow from investing activities

Cash used in investing activities was RMB176.5 million (US$22.6) million in 2006.  This was primarily attributable to our purchase of property and equipment for our new B2B business and our investment in Global Market, our purchase of intangible assets and increase of term deposits.

Cash used in investing activities was RMB110.9 million in 2005.  This was primarily attributable to a deposit payment for the acquisition of an additional floor of the building under construction in Beijing, our purchases of property and equipment and an increase in our term deposits. Investing activities used cash of RMB179.4 million in 2004. This was primarily attributable to our purchase of three floors and the naming rights of a building under construction in Beijing, computer equipment, furniture, fixtures and office equipment, the acquisition of minority interests in our subsidiaries and increase of term deposits, offset by the repayment of loans by Import & Export.

Cash flow from financing activities

Financing activities generated cash of RMB6.3 million (US$0.8 million), in 2006.  This was comprised primarily of employee’s exercise of their vested share options.  Financing activities provided cash of RMB2.0 million in 2005. This was comprised primarily of receipt of proceeds on exercise of stock options by our employees offset by our repayment of outstanding advances from shareholders. Financing activities provided cash of RMB565.6 million in 2004. This was comprised primarily of the net proceeds from our initial public offering in December 2004 of RMB531.4 million and approximately US$3.0 million of escrowed net proceeds from our capital-raising activities in 2003, which we received from escrow in September 2004, offset by our repayment of loans to Jitter Bug.

Capital resources

Our primary source of liquidity is cash flow from operating activities. Our cash and cash equivalents primarily consist of cash on hand and bank deposits. As of December 31, 2006, we had RMB598.6 million (US$76.7 million) in cash and cash equivalents. In addition, as of December 31, 2006, we had invested RMB307.2 million (US$39.4 million) in term deposits, which are payable at varying maturities from three to six months.

We believe that our available cash and cash equivalents and cash provided by operating activities will be sufficient to meet our capital needs for at least the next 12 months. Except for our net cash provided by operating activities, we currently have no plans to seek additional sources of liquidity in the near future. However, we cannot assure you that our business or operations will not change in a manner that would consume our available capital resources more rapidly than anticipated, especially as we continue to evaluate other investment and acquisition opportunities. As of December 31, 2006, we had no lines of credit or other credit facilities.

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

C.             Research and development

Our research and development department works continuously to develop new software products as well as new software functions with additional import/export related applications to complement our existing enterprise software, thereby enhancing value for our users. Our research and development department is divided into the following three sub-departments:

TOC

·	Business development department— our business development department is responsible for business strategies and research to identify users’ needs in order to formulate new product designs.

·
Systems development department— our systems development department is responsible for product development in accordance with the designs proposed by the business development department, as well as software testing and quality control.

·
Project management department— our project management department is responsible for the allocation of staff and resources, employee training, product analysis and the registration of new software products with the relevant PRC government authorities.

In the past, we have developed products and services both independently and through cooperation with a variety of database providers, enterprise resource planners, decision support statistical consultants, software integration providers and others. Although we intend to continue to work closely with outside third parties in product development efforts, we expect the core technology and know-how for future enhancements to our existing and new products will be developed internally and may be supplemented by technology licensed from third parties. See Item 3 of this annual report, “Key Information — Risk factors — Risks related to our business — We may not be able to adequately protect our intellectual property rights and others may claim that we have infringed on their intellectual property rights, which could cause us to be less competitive, may expose us to litigation and may negatively impact our business, results of operations and financial condition.” We have not granted any ownership interest in any of our products to any party that has worked with us in our product development efforts. In the past, we shared ownership in a foreign trade business system software with Jingjiang A-Bin Software Workshop, or A-Bin, and a declaration software system that is not a part of our iDeclare.CIQ product series, with Beijing Regard. We are not selling either software and, to our knowledge, neither A-Bin nor Beijing Regard is currently selling such software.

As of December 31, 2006, we had 424 employees dedicated to research and development, 22 of whom have master’s degrees and two of whom have Ph.D. degrees. Most of our research and development efforts are located in our principal executive offices in Beijing and in our research and development center in Fengtai.

Our expenses for research and development activities totaled RMB4.8 million in 2004, RMB11.2 million in 2005 and RMB29.8 million (US$3.8 million) in 2006.

We believe that timely development of new and enhanced products and services is necessary for us to remain competitive in the marketplace. Accordingly, we intend to continue recruiting and hiring research and development personnel and to make other investments in research and development. We are in the process of establishing two additional research and development centers, one in the eastern region of China and one in the southern region of China, and we expect those research and development centers to be fully functional by the middle of 2008.

D.             Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2006 to December 31, 2006 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

TOC

E.           Off-balance sheet arrangements

In September 2006, we entered into a subscription agreement with Global Market to subscribe 1,940,000 Series A preferred shares, which represents 16.25% of the fully diluted equity interest in Global Market on an if-converted basis, for a cash consideration of US$5.0 million.  The subscription agreement contains certain put and call options.  The call option gives us a right to acquire a variable number of Global Market's ordinary shares at a nominal price of US$1.00 in the event Global Market's earnings fall below a predetermined level or to receive cash if additional earnings requirements are not met.  The put option gives Global Market a right to repurchase up to 285,000 issued ordinary shares from us at a nominal price of US$1.00 when Global Market's earnings are above a predetermined level.  These put and call options are accounted for as embedded derivatives and because they are not clearly and closely related to the Series A preferred share agreement, they should be bifurcated and marked to market on each balance sheet date.  These embedded derivatives are bundled together and reported as a single, compound embedded derivative instrument.  As of December 31, 2006, the fair value of this bundled derivative instrument was not material because we have only had our investment in Global Market for a short period of time and Global Market’s projected operating results are expected to be within a reasonable range that will not cause a significant change in our investment value.

We do not have other derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts, and we do not engage in trading activities involving non-exchange traded contracts.

F.             Contractual obligations

We have entered into leasing arrangements relating to our office premises and technical support centers. Our contractual obligations regarding these lease arrangements generally consist of rental payments and other charges that are due and payable on a monthly basis during the term of the relevant lease. In general, our lessors have the right to terminate the lease agreements and repossess the leased premises if we fail to make the prescribed payments for two consecutive months, or the expiration of a reasonable period after service of notice for non-payment of rent by the lessors. The following sets forth our commitments under these leases as of December 31, 2006:

(in thousands)
Less than one year	RMB1,959
1-3 years	155
3-5 years	—
More than 5 years	—
Total	RMB2,114

As of December 31, 2006, we had no purchase obligations or long-term commitments other than the lease obligations described above.

G.             Recently issued accounting pronouncements

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140.” SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, to permit fair value re-measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, “Accounting for the Impairment or Disposal of Long-Lived Assets”, to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier application allowed. The Company does not expect the adoption of SFAS No. 155 to have a material impact on its consolidated results of operations and financial condition.

TOC

In June 2006, the FASB ratified the provisions of the Emerging Issue Task Force Issue No. 06-3 “How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement” (“EITF 06-3”), which requires the Company to disclose how it accounts for taxes imposed on and concurrent with a specific revenue-producing transaction. EITF 06-3 will be effective for the Company starting January 1, 2007. The Company does not believe that the application of EITF 06-03 will have a material effect on its financial position, cash flow and results of operations

In July 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that the Company recognize and disclose in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 became effective for the Company on January 1, 2007, with the cumulative effect of the change in accounting principle, if any, recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact of adopting FIN 48 and its impact on its consolidated financial position, results of operations, and cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No.157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly does not require any new fair value measurements. SFAS No.157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating whether the adoption of SFAS No. 157 will have a material effect on its consolidated results of operations and financial position.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115".  SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value.  SFAS No. 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company's choice to use fair value on its earnings.  It also requires entities to display the fair value of those assets and liabilities for which the Company has chosen to use fair value on the face of the balance sheet.  SFAS No. 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007.  The Company is currently evaluating whether the adoption of SFAS No. 159 will have a material effect on its consolidated results of operations and financial position.

Item 6.     Directors, Senior Management and Employees.

A.             Directors and senior management

The following table sets forth the name, age and position of our directors and executive officers as of May 31, 2007:

Name	Age	Position
Shuang Wang	44	Director and Chief Executive Officer
Kin Fai Ng	62	Director, Senior Vice President and Company Secretary
Dachun Zhang	62	Director
Fushan Chen	68	Director
Xiaomin Sun	52	Director
Mark Ming Hsun Lee	35	Director
Xiaoguang Ren	43	President
Tommy Siu Lun Fork	44	Chief Financial Officer

TOC

Name	Age	Position
Min Dong	43	Senior Vice President, Legal Affairs, Administration and Human Resources
Bolin Wu	41	General Manager, Research and Development and Chief Technology Officer
John Yan Wang	45	Senior Vice President, Business Development

Shuang Wang founded our predecessor, Ninetowns Technology, in 1995 and is now a director and our Chief Executive Officer. From 1992 to 1994, Mr. Wang was the founder and Chief Executive Officer of Ninetowns Technology Co., Ltd., a company engaged in sales of computer hardware in China. From 1989 to 1992, Mr. Wang was the executive deputy general manager of Shenzhen Zhongnong Enterprise Corporation, a company engaged in import and export of agricultural products. In March 2002, Mr. Wang was awarded the Traverse Cup Prize by Software World Magazine and Microelectronic Industry Development and Research jointly with a number of industry magazines in China for Mr. Wang’s outstanding performance in and significant contributions to the information technology industry. In March 2003, Mr. Wang was also recognized as one of the “2002 top ten leaders of the PRC software industry in China” by Software World Magazine jointly with China Central TV for his significant contributions to the software industry. Mr. Wang is also the Chairman of the Board of Beijing New Take, Ninetowns Digital and Beijing Ninetowns Times; the vice-chairman and a non-executive director of iTowNet; and a director of Jitter Bug, Ixworth, New Take, Shielder, Ninetowns Ports and Global Market. Mr. Wang holds a bachelor’s degree in science from Beijing Institute of Technology, a master’s degree in optics engineering from Beijing Institute of Technology and an engineering qualification certificate from the Ministry of Agriculture of the PRC.

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

TOC

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

Xiaoguang Ren has served as our President since January 2004. From 1995 to December 2003, Mr. Ren served in various positions with our company, including vice president and senior vice president for sales and marketing. Mr. Ren has also been a director of Ixworth and Jitter Bug since February 2000. From 1988 to 1995, Mr. Ren served as the general manager of Beijing University Fangyuen Life Science Co., Ltd. and Tsingtao Minyi High Technology Co., Ltd, both companies engaged in the software development business. Mr. Ren is also a director of iTowNet, New Take, Beijing New Take, Ninetowns Times and Ninetowns Ports, a director and general manager of Ninetowns Digital and the sole supervisor of Shanghai New Take. Mr. Ren holds a bachelor’s degree in mathematics from Heilongjiang University and a master’s degree in computer science from the Computing Technologies Research Institute of the Chinese Academy of Sciences.

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

Min Dong formed our predecessor, Ninetowns Technology, in 1995 and is now our Senior Vice President of Legal Affairs, Administration and Human Resources. Prior to co-founding Ninetowns Technology in 1995, Ms. Dong served as a lecturer at Central Finance and Economic University in China. Ms. Dong has been a director of Jitter Bug and Ixworth since February 2000. Ms. Dong is also a director of New Take, Shielder, Beijing New Take, Ninetowns Digital, Ninetowns Ports and Tsingdao Fujin, and a director and the

TOC

general manager of Ninetowns Times. Ms. Dong is the spouse of Mr. Wang. Ms. Dong holds a bachelor’s degree and a master’s degree in law from China Politics and Law University.

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

Effective March 16, 2007, Eric Chen Yu Ho resigned as our Chief Strategy Officer.

The business address of each of our directors and executive officers is our principal executive office at 5th Floor, Union Plaza, 20 Chaowai Street, Chaoyang District, Beijing 100020 PRC.

B.             Compensation of directors and executive officers

As of December 31, 2006, we do not have any outstanding loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. For 2006, the aggregate amount of compensation paid by us to all of our directors and executive officers was RMB7.8 million (US$1.0 million).

Our full-time employees in China also participate in a government-mandated multi-employer defined contribution plan pursuant to which pension benefits, medical care, unemployment insurance and other welfare benefits are provided to those employees. The total provision for such employee benefits, corresponding to the full amount of our obligation in connection therewith, was RMB1.4 million, RMB4.1 million and RMB7.5 million (US$1.0 million) for 2004, 2005 and 2006, respectively.

2003 Plan

Our board of directors adopted the 2003 Plan in November 2003. We have granted share options relating to 2,574,400 ordinary shares under the 2003 Plan, which is the maximum number of share options allowed to be outstanding under the 2003 Plan. A general description of the terms of the 2003 Plan is set forth below.

TOC

Plan administration. Our board of directors currently administers the 2003 Plan.

Eligibility. Under the 2003 Plan, share options may be issued to employees and directors of our company or our subsidiaries.

Acceleration of vesting upon general offers or winding up. The 2003 Plan provides for acceleration of vesting upon the occurrence of a general offer or winding up transaction.

·
In the event a general offer is made to all of our shareholders, including a takeover offer, repurchase offer or any similar arrangement, the grantee’s share options will become fully vested and exercisable for 14 days after the date on which such offer becomes or is declared unconditional.

·
In the event an application is made to a court in connection with a proposed compromise or arrangement between us and our creditors or between us and our shareholders, the grantee’s share options will become fully vested and exercisable for 21 days after the date of such application.

·
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

The following table summarizes, as of May 31, 2007, the outstanding options granted under our 2003 Plan to our directors, executive officers and other employees as a group.

TOC

	Ordinary Shares Underlying Options Granted	Exercise Price (HK$/Share)	Date of Grant	Date of Expiration
Xiaoguang Ren	184,552	25	November 18, 2003	November 17, 2013
Bolin Wu	150,617	25	November 18, 2003	November 17, 2013
Tommy Siu Lun Fork	222,924	25	November 18, 2003	November 17, 2013
Shuang Wang	174,914	25	November 18, 2003	November 17, 2013
Min Dong	70,592	25	November 18, 2003	November 17, 2013
Kin Fai Ng	27,564	25	November 18, 2003	November 17, 2013
Other employees as a group	869,465	25	November 18, 2003	November 17, 2013

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

TOC

Our Amended and Restated 2004 Plan will automatically terminate in 2015, unless we terminate it sooner. In addition, our board of directors has the authority to amend, alter, suspend, discontinue or terminate the Amended and Restated 2004 Plan provided such action does not impair the rights of any participant.

The following table summarizes, as of May 31, 2007, the outstanding options granted under our Amended and Restated 2004 Plan to our directors, executive officers and other employers as a group.

	Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Xiaoguang Ren	19,286	8.6	February 23, 2005	February 22, 2015
Bolin Wu	35,357	8.6	February 23, 2005	February 22, 2015
Tommy Siu Lun Fork	17,679	8.6	February 23, 2005	February 22, 2015
Shuang Wang	20,893	8.6	February 23, 2005	February 22, 2015
Min Dong	17,679	8.6	February 23, 2005	February 22, 2015
Dachun Zhang	8,036	8.6	February 23, 2005	February 22, 2015
Fushan Chen	8,036	8.6	February 23, 2005	February 22, 2015
Xiaomin Sun	17,679	8.6	February 23, 2005	February 22, 2015
Mark Ming Hsun Lee	17,679	8.6	February 23, 2005	February 22, 2015
John Yan Wang	17,679	8.6	February 23, 2005	February 22, 2015
Other employees as a group	588,409	8.6	February 23, 2005	February 22, 2015

We plan to grant restricted share awards, subject to certain vesting requirements, under our Amended and Restated 2004 Plan to certain individuals.

2006 Share Incentive Plan

Our board of directors adopted the 2006 Share Incentive 2006 Plan, or 2006 Plan, on October 21, 2005 and our shareholders approved the 2006 Plan on December 2, 2005. The 2006 Plan includes the ability to grant stock options, share appreciation rights, restricted and unrestricted shares and performance awards, or collectively, the Awards.

The 2006 Plan provides for the grant of incentive share options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and employees of our affiliates and subsidiaries.

Our board of directors or a committee appointed by our board of directors administers our 2006 Plan.  The administrator has the power to determine the terms of the share options, including the exercise price, the number of shares subject to each such award and the circumstances for vesting.

The administrator determines the exercise price of options granted under our 2006 Plan, but with respect to incentive share options, the exercise price must be at least equal to 100.0% of the fair market value of our ordinary shares on the date of grant.  The term of an incentive share option may not exceed ten year from the grant date, except that no participant may receive Awards during the life of the 2006 Plan that relate to more than 30.0% of the maximum number of shares that may be issued pursuant to Awards.

TOC

After termination of an employee, director or consultant, he or she may exercise his option for the period of time stated in the option agreement.  Generally, (i) if termination is due to death or disability, the option will remain exercisable for one year following such termination; (ii) if termination is due to retirement, the option will remain exercisable for six months following such termination; and (iii) if termination is for cause, the option will be forfeited immediately.  In all other cases, the option will generally remain exercisable for 30 days following such termination.  However, an option generally may not be exercised after the expiration of its term.

Our 2006 Plan generally does not allow for the transfer of options and only the recipient of an option may exercise an award during his or her lifetime.

Our 2006 Plan generally provides that in the event of a “change in control” involving our Company, the administrator may arrange for the successor corporation to assume or substitute and equivalent award for each outstanding option.  The administrator may in the alternative pay cash or other consideration in exchange for cancellation of the outstanding options.

Our 2006 Plan will automatically terminate in 2015, unless we terminate it sooner.  In addition, our  board of directors has the authority to amend, alter, suspend, discontinue or terminate the 2006 Plan, provided such action does not impair the rights of any participant.

We have not yet granted any Awards under our 2006 Plan.

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

In 2006, our directors met in person or passed resolutions by unanimous written consent 15 times. Each director attended all the meetings of our board and its committees on which he served after becoming a member of our board.

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

TOC

Audit committee. Our audit committee currently consists of Dachun Zhang, Xiaomin Sun and Mark Lee. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15) and meet the criteria for independence set forth in Rule 10A-3(b)(1) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and that Mr. Lee has the necessary financial sophistication under Nasdaq Marketplace Rule 4350(d)(2)(A). Our audit committee will be responsible for, among other things:

·	the integrity of our financial statements;

·	the qualifications, independence and performance of our independent registered public accounting firm;

·	the performance, budget and staffing of our internal audit functions;

·	the review and approval of all related party transactions;

·	our compliance with legal and regulatory requirements;

·
the development and implementation of corporate governance principles, policies, codes of conduct and ethics relating to the operation of our board of directors and its committees as well as our company as a whole;

·	appointing, setting the compensation for, retaining, overseeing and terminating our independent registered public accounting firm;

·	reviewing and approving the scope and staffing of the independent registered public accounting firm's annual audit plan;

·	establishing policies for the hiring of current and former employees of the independent registered public accounting firm;

·	evaluating the performance of the officers responsible for internal audit functions and making recommendations regarding the responsibilities, retention and termination of such officers;

·	reviewing and approving the critical accounting policies and practices and related-party transactions and off-balance sheet transactions of our company;

·	reviewing our internal controls and disclosure controls and procedures in conjunction with our chief executive officer and chief financial officer;

·	appointing a compliance officer with respect to our corporate governance guidelines and codes of conduct and ethics;

·	meeting annually with management to discuss compliance with our corporate governance guidelines;

·	coordinating the training of directors; and

·	reporting regularly to the board of directors.

Compensation committee. Our current compensation committee consists of Dachun Zhang, Xiaomin Sun and Mark Lee. Our board of directors has determined that all of our compensation committee members are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15). Our compensation committee will be responsible for, among other things:

TOC

·	review and approval of the compensation of our executive officers;

·	recommendations with respect to our incentive compensation plans and equity-based plans;

·	approval of awards or material amendment of any employee benefit plan or share option plan;

·	oversight of regulatory compliance with respect to compensation matters; and

·	review and approval of any severance or similar termination payments in excess of US$100,000.

Nominating committee. Our current nominating committee consists of Dachun Zhang, Xiaomin Sun and Mark Lee. Our board of directors has determined that all of our nominating committee members are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15). Our nominating committee will be responsible for, among other things:

·	nomination of director candidates to serve on our board of directors and recommendation of appointees to the committees of the board of directors;

·	recommendations to our board of directors regarding the termination of the directorship of directors;

·	annual evaluation of our board of directors and each of its committees and members;

·	recommendations to our board of directors concerning the appropriate size and needs of our board of directors; and

·	annual review of the compensation of members of the board of directors.

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

D.             Employees

As of December 31, 2006, we had 658 full-time employees. Of our employees, 12 were in management, 26 were in finance, 68 were in administration and human resources, 424 were in research and development and 128 were in sales and marketing.

Our employees located in China other than Hong Kong are covered by the retirement schemes defined by PRC local practice and regulations, which are essentially defined contribution schemes. Certain of our employees who are located in Hong Kong have joined the Mandatory Provident Fund Scheme which is also a defined contribution scheme. The amounts we paid to these defined contribution schemes were RMB863,000, RMB2.6 million and RMB4.6 million (US$0.6 million) for 2004, 2005 and 2006, respectively. In addition, we are required by law to contribute approximately 10.0% in Beijing, 12.0% in Shanghai and 8.0% in Guangzhou of the average salaries of all employees for mandatory medical benefits and approximately 1.5% in Beijing and 2.0% in both Shanghai and Guangzhou of the salaries of some

TOC

employees for unemployment benefits. The PRC government is directly responsible for the payments of the benefits to these employees. The amounts contributed amounted to RMB487,000, RMB1.5 million and RMB2.9 million (US$0.4 million) for 2004, 2005 and 2006, respectively.

Our future success will depend, in part, on our ability to continue to attract, retain and motivate highly qualified technical and management personnel, for whom competition is intense. Our employees are not covered by any collective bargaining agreement and we have never experienced a work stoppage. We believe we enjoy good relations with our employees.

E.             Share ownership

The following table sets forth information known to us with respect to the beneficial ownership of our ordinary shares as of May 31, 2007, taking into account the number of ordinary shares underlying our outstanding options, by each person who is known to us to be the beneficial owner of more than 5.0% of our ordinary shares; each of our directors; each of our named executive officers; and all of our executive officers and directors as a group.

	Ordinary Shares Beneficially Owned
Name	Number(1)	Percent(2)

Directors and executive officers(3)
Shuang Wang(4)	6,343,912	17.99%
Min Dong(5)	6,343,912	17.99%
Xiaoguang Ren(6)	634,195	1.80%
Kin Fai Ng(7)	661,975	1.89%
Bolin Wu(8)	498,296	1.42%
Tommy Siu Lun Fork(9)	561,764	1.59%
Xiaomin Sun (10)	8,840	*%
Mark Ming Hsun Lee (11)	8,840	*%
John Yan Wang (12)	8,840	*%
Dachun Zhang (13)	4,018	*%
Fushan Chen (14)	4,018	*%

All directors and executive officers as a group (11 persons)	8,734,698	24.32%

5% and above shareholders
Yong Ping Duan (15)	4,641,212	13.26%
Technology Pioneer Corp. (16)	3,070,028	8.77%
Value Chain International Limited(17)	2,002,312	5.72%

* Less than 1%
(1)
Beneficial ownership is determined in accordance with the rules of the SEC, and includes those securities for which voting or investment power with respect to the securities is held. All the share numbers have been adjusted to give effect to a 4-for-1 split of our ordinary shares effected on November 9, 2004.

(2)
The number of ordinary shares outstanding used in calculating the percentage for each listed person includes the ordinary shares underlying options held by such persons and exercisable within 60 days of the date of this annual report. Percentage of beneficial ownership is based on 34,991,834 ordinary shares outstanding as of May 31, 2007.

(3)
The address of our current directors and executive officers is c/o Ninetowns Internet Technology Group Company Limited, 5th Floor, Union Plaza, 20 Chaowai Street, Chaoyang District, Beijing 100020 PRC.

(4)
Includes (i) 4,006,215 ordinary shares held by Mr. Wang, (ii) 2,002,312 ordinary shares held by Mr. Wang through his ownership of Value Chain, (iii) 185,361 ordinary shares underlying share options held by Mr. Wang which are currently exercisable or exercisable within 60 days of the date of this annual report, (iv) 70,592

TOC

ordinary shares held by Ms. Dong, and (v) 79,432 ordinary shares underlying share options held by Ms. Dong which are currently exercisable or exercisable within 60 days of the date of this annual report.

(5)
Includes (i) 70,592 ordinary shares held by Ms. Dong, (ii) 79,432 ordinary shares underlying share options held by Ms. Dong which are currently exercisable or exercisable within 60 days of the date of this annual report, (iii)  2,002,312 ordinary shares held by Ms. Dong through her ownership of Value Chain, (iv) 4,006,215 ordinary shares held by Mr. Wang and (v) 185,361 ordinary shares underlying share options held by Mr. Wang which are currently exercisable or exercisable within 60 days of the date of this annual report.

(6)
Includes 440,000 ordinary shares held by Mr. Ren and 194,195 ordinary shares underlying share options held by Mr. Ren which are currently exercisable or exercisable within 60 days of the date of this annual report.

(7)
Includes 634,411 ordinary shares beneficially held by Mr. Ng through his ownership of Oriental Plan Developments Limited, or Oriental Plan, and 27,564 ordinary shares underlying share options held by Mr. Ng which are currently exercisable or exercisable within 60 days of the date of this annual report.

(8)
Includes 330,000 ordinary shares held by Mr. Wu and 168,296 ordinary shares underlying share options held by Mr. Wu which are currently exercisable or exercisable within 60 days of the date of this annual report.

(9)
Includes 330,000 ordinary shares held by Mr. Fork and 231,764 ordinary shares underlying share options held by Mr. Fork which are currently exercisable or exercisable within 60 days of the date of this annual report.

(10)	Represents 8,840 ordinary shares underlying share options held by Mr. Sun which are currently exercisable or exercisable within 60 days of the date of this annual report.

(11)	Represents 8,840 ordinary shares underlying share options held by Mr. Lee which are currently exercisable or exercisable within 60 days of the date of this annual report.

(12)	Represents 8,840 ordinary shares underlying share options held by Mr. Wang which are currently exercisable or exercisable within 60 days of the date of this annual report.

(13)	Represents 4,018 ordinary shares underlying share options held by Mr. Zhang which are currently exercisable or exercisable within 60 days of the date of this annual report.

(14)	Represents 4,018 ordinary shares underlying share options held by Mr. Chen which are currently exercisable or exercisable within 60 days of the date of this annual report.

(15)
Includes 3,146,696 ordinary shares held directly by Mr. Duan and 1,494,516 ordinary shares beneficially held by Mr. Duan through his position as the president of Enlight Foundation, or Enlight, a non-profit family foundation under the laws of California.  Enlight is a California corporation that is owned by Mr. Duan.   The address of Enlight  is c/o SY. Lee & Chen, 362 W. Garvey Ave., Monterey Park, CA 91754.  Mr. Duan disclaims beneficial ownership of ordinary shares held by Enlight.

(16)
Technology Pioneer is a British Virgin Islands company that is 100.0% owned by Mr. Lei Ding.  The address of Technology Pioneer Corp. is No. 16 Ke Yun Road, Zhong Shan Avenue, Guangzhou, The People’s Republic of China, 510655.

(17)
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

TOC

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

TOC

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

In 2006, we did not recognize revenues from the provision of software development services to iTowNet.

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

TOC

On March 31, 2005, we entered into a software development contract with eGrid, pursuant to which we contracted to develop an “export electronic monitoring project (Phase I).”  On June 28, 2005, we also entered into two software development contracts with eGrid pursuant to which we contracted to develop a “waste import electronic monitoring system” and an “electronic business integrated service platform”. eGrid agreed to pay us RMB3.0 million and RMB7.0 million, respectively, for the services provided under those contracts. On August 29, 2005, we entered into a software development contract with eGrid pursuant to which we contracted to develop an “export electronic monitoring project (Phase 2)”.

We recognized net revenues of approximately RMB12.9 (US$1.7 million) from sales of our software development services to eGrid in 2006.

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

In September 2003, we entered into a franchise agreement with Jinwangge for the distribution of iDeclare.CIQ in the southern region of China. This agreement has a two-year term, contains minimum sales commitments and is renewable upon mutual agreement of the parties within 120 days of expiration. We sell our enterprise software to Jinwangge at a discount pursuant to a negotiated formula. On February 10, 2004, Jinwangge was re-named “Shenzhen Ninetowns Enke Software Technology Co., Ltd.” and was then 81.25% owned by Jing Shao and 18.75% owned by Hongmei Tian. We entered into a franchise agreement with Ninetowns Enke on February 14, 2004 on terms substantially identical to the terms in the franchise agreement with Jinwangge. Pursuant to the franchise agreement, Ninetowns Enke agreed to a minimum sales commitment of RMB50.0 million for the two years ending February 14, 2006 and a sales discount of RMB1,000 per each iDeclare.CIQ package purchased from our company. In addition, Ninetowns Enke also agreed to act as our sales agent for our enterprise software after sales maintenance services and a sales discount of RMB750 per each maintenance contract sold to customer. On April 22, 2004, we agreed with Ninetowns Enke to amend the franchise agreement to revise certain pricing terms.

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

We recognized net revenues of approximately RMB21.2 million (US$2.7 million) from sales of our software products to Ninetowns Enke in 2006.

TOC

Transaction with Mr. Ko Jin Heng

Mr. Ko Jin Heng, one of the directors of Jitter Bug, is also a director and the vice chairman of Beijing Heng Fu Plaza Development Co. Ltd, or Beijing Heng Fu. Jitter Bug was our principal shareholder until December 1, 2005. Beijing Heng Fu received a refundable deposit of RMB28.0 million (US$3.4 million) from Ninetowns Ports after entering into a Provisional Sale and Purchase Agreement on June 15, 2004 with Ninetowns Ports and received the remainder of RMB19.3 million (US$2.3 million) on September 14, 2004. After making such payments, Ninetowns Ports acquired the naming rights of a building in Beijing which is being constructed by Beijing Heng Fu. Pursuant to certain sale and purchase agreements dated July 30, 2004, Ninetowns Ports acquired from Beijing Heng Fu, subject to the receipt of the necessary title certificates, three floors of such building. The purchase price for the three floors was approximately 25.0% below its fair market value, as determined by an independent third party. In March 2005, Ninetowns Ports also entered into a sale and purchase agreement with Beijing Heng Fu pursuant to which Ninetowns Ports acquired from Beijing Heng Fu, subject to the receipt of the necessary title certificates, an additional floor in such building for the purchase price of approximately RMB18.6 million (US$2.2 million). Construction of the building was completed at the end of 2006.  We expect to move into the building by the end of 2007.

Control over Ronghe Tongshang

In March 2006, Mr. Wang, Mr. Ren and Ms. Dong established Ronghe Tongshang.  We entered into a series of contractual agreements with Ronghe Tongshang and its current shareholders that provide us with effective control over Ronghe Tongshang.  Tootoo.com is owned by Ronghe Tongshang.  In May 2007, we launched tootoo.com, our new B2B vertical search platform.  We plan to leverage our B2G expertise with our recent acquisitions and contractual relationships to position tootoo.com as a leading B2B search and service provider.

TOC

Control over Baichuan

In April 2007, in connection with our acquisition through our wholly-owned subsidiary, Ixworth, of a 70% interest in Ample Spring, we entered into a series of contractual agreements with Baichuan, Mr. Wang and Mr. Ren, previously shareholders of Baichuan, which provide us with effective control over Baichuan.

Related party trade receivables

In connection with the transactions described above, we had trade receivables from related parties amounting to RMB4.0 million (US$0.5 million) or 18.1% of our trade receivables as of December 31, 2006. These receivables consisted primarily of proceeds from sales of enterprise software and fees from software development services.

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

Dividend policy

Since our inception, we have not declared or paid a dividend on our ordinary shares. We do not anticipate paying any cash dividend in the foreseeable future. We currently intend to retain future earnings, if any, to finance our operations and the expansion of our business. Payments of dividends by our subsidiaries in China to us are subject to restrictions including the restriction that foreign-invested enterprises may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign exchange business after providing valid commercial documents. We do not expect any of these restrictions to have a material and adverse effect on our ability to receive payments of dividends from our subsidiaries in China. There are no such similar foreign exchange restrictions in the Hong Kong, the Cayman Islands or the British Virgin Islands.

TOC

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

The following table provides the high and low trading prices for our ADSs on the Nasdaq National Market for (1) the years of 2005 and 2006, (2) the four quarters in 2005 and 2006 and (3) each of the months since December 2006.

	Sales Price
	High	Low
Annual highs and lows
2005	$11.48	$4.21
2006	$6.98	$4.29
Quarterly highs and lows
First Quarter 2005	$11.48	$7.75
Second Quarter 2005	$9.68	$6.80

TOC

Sales Price
High	Low
Third Quarter 2005	$8.04	$4.76
Fourth Quarter 2005	$6.20	$4.21
First Quarter 2006	$6.98	$4.86
Second Quarter 2006	$5.42	$4.80
Third Quarter 2006	$5.95	$4.42
Fourth Quarter 2006	$5.35	$4.29
Monthly highs and lows
December 2006	$5.35	$4.29
January 2007	$5.26	$4.67
February 2007	$5.10	$4.60
March 2007	$4.70	$3.78
April 2007	$4.56	$3.75
May 2007	$4.36	$3.71
June 2007	$4.14	$3.70
July 2007 (for the period to and including July 16, 2007)	$4.29	$3.74

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

B.             Memorandum and articles of association

We incorporate by reference into this annual report the description of our amended and restated memorandum of association contained in our registration statement on Form F-1(Registration No. 333-120184) under “Description of share capital.”  Our shareholders adopted our amended and restated memorandum and articles of association on September 15, 2006.

C.             Material contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, "Information on the Company" or elsewhere in this annual report.

TOC

D.           Exchange controls

The principal regulations governing foreign exchange in China are the Foreign Exchange Control Rules (1996), as amended. On June 20, 1996, the People’s Bank of China promulgated the FX Administration Rules, which became effective on July 1,1996.

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

We have, pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, obtained an undertaking from the Governor-in-Council that:

·	no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation applies to us or our operations; and

·	the aforesaid tax or any tax in the nature of estate duty or inheritance tax are not payable on our ordinary shares, debentures or other obligations.

The undertaking that we have obtained is for a period of 20 years from February 26, 2002.

United States federal income taxation

Subject to the discussion in passive foreign investment company status, discussed below, the following is a summary of the material United States federal income tax consequences of the purchase, ownership, and disposition of our ordinary shares or our ADSs. This description does not provide a complete analysis

TOC

of all potential tax consequences. The information provided below is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations, proposed Treasury Regulations, Internal Revenue Service, or the IRS, published rulings and court decisions, all as of the date hereof. These authorities may change, possibly on a retroactive basis, or the IRS might interpret the existing authorities differently. In either case, the tax consequences of purchasing, owning or disposing of our ordinary shares or our ADSs could differ from those described below.

This description is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of the investor’s particular circumstances, or to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:

·	banks or financial institutions,

·	life insurance companies,

·	tax-exempt organizations,

·	dealers in securities or foreign currencies,

·	traders in securities that elect to apply a mark-to-market method of accounting,

·	persons holding our ordinary shares or our ADSs as part of a position in a “straddle” or as part of a “hedging,” “conversion” or “integrated” transaction for U.S. federal income tax purposes,

·	persons subject to the alternative minimum tax provisions of the Code,

·	persons that have a “functional currency” other than the U.S. dollar, and

·	persons owning or treated as owning 10.0% or more of any class of our stock.

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

U.S. holders

As used herein, the term “U.S. Holder” means a beneficial owner of our ordinary shares or our ADSs that is:

·	a citizen or resident of the United States or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes;

·	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes organized in or under the laws of the United States or any political subdivision thereof;

·	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

TOC

·
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

Taxation of dividends and other distributions on our ordinary shares or our ADSs

Subject to the discussion in passive foreign investment company status, discussed below, all distributions to a U.S. Holder with respect to our ordinary shares or our ADSs, other than certain pro rata distributions of our ordinary shares, will be includible in a U.S. Holder’s gross income as ordinary dividend income when actually or constructively received, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits. For this purpose, earnings and profits will be computed under U.S. federal income tax principles. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in the ordinary shares or ADSs, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain.

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

TOC

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

Passive foreign investment company

It is likely that we will be classified as a PFIC for 2006. Special U.S. federal income tax rules apply to U.S. holders of shares of a foreign corporation that is classified as a PFIC for U.S. federal income tax purposes. The determination of our PFIC status principally depends upon the composition of our assets, including goodwill, and the amount and nature of our income from time to time. The amount of goodwill will depend in part on the market value of our ADSs or ordinary shares, which may be especially volatile in a technology related enterprise. We have limited control over these variables and accordingly there can be no assurance that we will not be considered a PFIC for any taxable year. To the extent we do have control over these variables, we may take steps to reduce the material and adverse effect PFIC classification may have on our business, financial condition and results of operations.

A company is considered a PFIC for any taxable year if either:

·	at least 75.0% of its gross income is passive income, or

·
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

Although in the past we have avoided classification as a PFIC, PFIC status is re-tested each year and depends heavily upon the facts in the relevant year. In particular, fluctuation in the market price of our ADSs or ordinary shares was one factor in the analysis of our PFIC status in 2006.

Because it is likely that we will be classified as a PFIC for 2006, a U.S. Holder of our ordinary shares or our ADSs will likely be subject to special tax rules with respect to:

·	any “excess distribution” that the U.S. Holder receives on our ordinary shares or our ADSs and

·	any gain the U.S. Holder realizes from a sale or other disposition, including a pledge, of our ordinary shares or our ADSs,

TOC
unless the U.S. Holder makes a “mark-to-market” election as discussed below.

Distributions the U.S. Holder receives in a taxable year that are greater than 125.0% of the average annual distributions the U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for our ordinary shares or our ADSs will be treated as an excess distribution. Under these special tax rules:

·	any excess distribution or gain will be allocated ratably over your holding period for our ordinary shares or our ADSs,

·
the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income in the year of the distribution or gain, and

·
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

TOC

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

Our determination of whether we are a PFIC is not binding on the Internal Revenue Service. If we are a PFIC in any year in which a U.S. Holder holds our ordinary shares or our ADSs, the U.S. Holder generally will be subject to increased U.S. tax liabilities and reporting requirements on receipt of certain dividends or on a disposition of our ordinary shares or our ADSs in that year and all subsequent years. U.S. Holders should consult their own tax advisors regarding our status as a PFIC, the consequences of an investment in a PFIC, and the consequences of making a shareholder election with respect to PFIC status.

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

Enforceability of civil liabilities

We are incorporated in the Cayman Islands because of the following advantages found there relating to:

TOC

·             political and economic stability;

·	an effective judicial system;

·	a favorable tax system;

·	the absence of exchange control or currency restrictions; and

·	the availability of professional and support services.

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

TOC

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

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the Securities and Exchange Commission. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which close occurs on December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Public Reference Room, MS0102, 100 F Street NE, Washington, DC. 20549-2521. and at the regional office of the Securities and Exchange Commission located at 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

TOC

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

We received net proceeds of approximately US$64.6 million from our initial public offering (after deducting underwriting discounts and other expenses related to the offering of US$5.7 million). None of the transaction expenses included payments to directors or officers of our company, persons owning 10.0% or more of our equity securities or our affiliates.

As of May 31, 2007, we have used approximately RMB100 million (US$12.8 million) of the net proceeds from our initial public offering for capital expenditure, comprising approximately RMB46 million (US$5.9 million) for the expansion of existing facilities, approximately RMB15 million (US$1.9 million) for the purchase of real estate for new research and development centers and approximately RMB39 million (US$5.0 million) for strategic investment. None of the net proceeds from our initial public offering included payments to directors or officers of our company, persons owning 10.0% or more of our equity securities or our affiliates.

J.P. Morgan Securities Inc., Citigroup Global Markets Inc., Lehman Brothers Inc. and Jefferies Broadview, a division of Jefferies & Company, Inc. were the underwriters for our initial public offering.

TOC

Item 15T.                                Controls and Procedures.

Evaluation of disclosure controls and procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have performed an evaluation of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act.  Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that such disclosure controls and procedures are effective at the reasonable assurance level to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time period specified by the Securities and Exchange Commission's rules and regulations.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.  Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Internal control over financial reporting includes policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of the consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with appropriate authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation, and may not prevent or detect mis-statements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.  As a result of these assessments, our management has concluded that our internal control over financial reporting was effective as of December 31, 2006 based on the criteria established in Internal Control – Integrated Framework issued by COSO.

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting.  As of December 31, 2006, the company was considered an “accelerated foreign filer” as defined in the rules promulgated by the U.S. Securities and Exchange Commission.  Accordingly, management’s report was not subject to attestation by the company’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting during the fiscal year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

TOC

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

	For the year ended December 31
	2005	2006	2006
Audit fees(1)	RMB2,463,000	RMB3,789,000	US$486,000
Audit related fees	372,000	526,000	67,000
Total	RMB2,835,000	RMB4,315,000	US$535,000
(1)
Audit fees are the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountants for their audit and review of our annual financial statements and interim financial statements in connection with the statutory requirement and our initial public offering in 2004.

Audit Committee Pre-Approval Policy and Procedures

Our audit committee will pre-approve all audit and non-audit services provided by our independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services, as described above. On an annual basis, our audit committee will review and approve the audit services to be rendered by our independent registered public accounting firm prior to the engagement of the service. Audit services not covered by the annual engagement letter, audit-related services and tax services are estimated to result in an amount of more than US$10,000 require the express approval of our audit committee prior to engagement. Our audit committee may delegate pre-approval authority to one or more members of our audit committee. The decisions of any audit committee member to whom authority is delegated to pre-approve a service shall be presented to the full audit committee at its next scheduled meeting. Our Chief Financial Officer, Tommy Siu Lun Fork is required to report to our audit committee on a quarterly basis regarding the extent of services actually provided and the fees for the services performed.

Item 16D.     Exemptions from the Listing Standards for Audit Committee.

None.

TOC

Item 16E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

TOC
PART III

Item 17.     Financial Statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18.    Financial Statements.

The consolidated financial statements for our company are included at the end of this annual report.

Item 19.     Exhibits.

Exhibit Number	Description
1.1*
Amended and Restated Memorandum and Articles of Association of Ninetowns Internet Technology Group Company Limited (incorporated by reference to Exhibit 99.2 from our Form 6-K (File No. 000-51025) filed with Securities and Exchange Commission on October 25, 2006)

2.1*
Specimen American Depositary Receipt of Ninetowns Internet Technology Group Company Limited (incorporated by reference to Exhibit 2.1 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2005)

2.2*
Specimen Share Certificate of Ninetowns Internet Technology Group Company Limited (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.1*
Shareholders’ Agreement dated October 22, 2003 among Jitter Bug Holdings Limited, AIG Asian Opportunity Fund, L.P., American International Assurance Company (Bermuda) Limited, the shareholders of Ninetowns Internet Technology Group Company Limited (listed on Schedule 1 thereto) and Ninetowns Internet Technology Group Company Limited (incorporated by reference to Exhibit 4.4 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.2*
Form of Termination Agreement among Ninetowns Internet Technology Group Company Limited, Jitter Bug Holdings Limited, AIG Asian Opportunity Fund, L.P., American International Assurance Company (Bermuda) Limited and certain other shareholders of Ninetowns Internet Technology Group Company Limited (incorporated by reference to Exhibit 4.5 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.3*
Form of Lock-up agreement by and among Ninetowns Internet Technology Group Company Limited and certain of its directors, executive officers and shareholders (incorporated by reference to Exhibit 4.6 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.4*
Employee Share Option Scheme (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.5*
Amended and Restated 2004 Share Option Plan of Ninetowns Internet Technology Group Company Limited (incorporated by reference to Exhibit 4.5 from our Annual Report on From 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2006.

4.6	2006 Share Incentive Plan of Ninetowns Internet Technology Group Company Limited
4.7*
Service Agreement dated October 8, 2003 between Ninetowns Internet Technology Group Company Limited and Shuang Wang (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.8*	Service Agreement dated October 8, 2003 between Ninetowns Internet Technology Group

TOC

Exhibit Number	Description
Company Limited and Xiaoguang Ren (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)
4.09*
Service Agreement dated September 30, 2003 between Ninetowns Internet Technology Group Company Limited and Tommy Siu Lun Fork (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.10*
Service Agreement dated October 8, 2003 between Ninetowns Internet Technology Group Company Limited and Kin Fai Ng (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.11*
Service Agreement dated October 8, 2003 between Ninetowns Internet Technology Group Company Limited and Min Dong (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.12*
Service Agreement dated October 8, 2003 between Ninetowns Internet Technology Group Company Limited and Bolin Wu (incorporated by reference to Exhibit 10.11 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.13*
Service Agreement dated November 12, 2004 between Ninetowns Internet Technology Group Company Limited and John Yan Wang (incorporated by reference to Exhibit 10.36 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 30, 2004)

4.14*
Translation of Form of Software Sales Agreement (incorporated by reference to Exhibit 10.12 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.15*
Translation of Franchise Agreement dated February 14, 2004 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd. (incorporated by reference to Exhibit 10.17 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.16*
Translation of Supplemental Agreement dated April 22, 2004, amending Franchise Agreement dated February 14, 2004 (incorporated by reference to Exhibit 10.18 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.17*
Translation of Franchise Agreement relating to “iDeclare.CIQ” software dated May 10, 2006 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software and Technology Co., Ltd. (incorporated by reference to Exhibit 4.22 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2006)

4.18*
Translation of Franchise Agreement relating to “iProcess.CIQ” software dated May 10, 2006 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software and Technology Co., Ltd. (incorporated by reference to Exhibit 4.23 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2006)

†4.19
Translation of Franchise Agreement relating to “Ninetowns Network Quality Supervision Software v1.0” software dated December 26, 2006 between Beijing Ninetowns Network and Software Co., Ltd. and Beijing Ninetowns Zhi Fang Software and Technology Co., Ltd.

4.20*
Translation of Franchise Agreement dated May 12, 2006 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.24 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2006)

†4.21	Translation of Franchise Agreement relating to “Ninetowns Network Quality Supervision Software v1.0” software dated December 26, 2006 between Beijing Ninetowns Network and

TOC

Exhibit Number	Description
Software Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd.
4.22*
Translation of Franchise Agreement dated May 12, 2006 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Xin He Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.25 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2006)

†4.23
Translation of Franchise Agreement relating to “Ninetowns Network Quality Supervision Software v1.0” software dated December 26, 2006 between Beijing Ninetowns Network and Software Co., Ltd. and Beijing Ninetowns Xin He Software Technology Co., Ltd.

†4.24
Translation of Franchise Agreement relating to “iDelare v5.0” software dated October 18, 2006 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Guangzhou Ninetowns Wang Li Software Co., Ltd.

†4.25
Translation of Franchise Agreement relating to “Ninetowns Network Quality Supervision Software v1.0” software dated December 26, 2006 between Beijing Ninetowns Network and Software Co., Ltd. and Guangzhou Ninetowns Wang Li Software Co., Ltd.

4.26*
Translation of Union Plaza Lease Agreement dated February 27, 2003 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Digital Technology Limited (incorporated by reference to Exhibit 10.19 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.27*
Translation of Renewal Agreement dated May 23, 2005 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd. (incorporated by reference to Exhibit 4.32 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2006)

4.28*
Translation of Renewal Agreement dated August 30, 2005 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd. (incorporated by reference to Exhibit 4.33 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2006)

4.29*
Translation of Renewal Agreement dated March 8, 2006 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd. (incorporated by reference to Exhibit 4.28 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2006)

4.30	Translation of Renewal Agreement dated September 20, 2006 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.
4.31	Translation of Renewal Agreement dated December 6, 2006 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.
4.32	Translation of Renewal Agreement dated March 20, 2007 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.
4.33*
Translation of Extension Agreement dated August 9, 2005 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd. (incorporated by reference to Exhibit 4.29 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2006)

4.34*
Translation of Renewal Agreement dated March 8, 2006 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd. (incorporated by reference to Exhibit 4.30 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2006)

4.35	Translation of Renewal Agreement dated September 20, 2006 between Beijing Fu Yu Da

TOC

Exhibit Number	Description
Real Estate Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.
4.36	Translation of Renewal Agreement of Extension 1 dated December 21, 2006 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.
4.37	Translation of Renewal Agreement of Extension 1 dated March 20, 2007 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.
4.38*
Translation of Extension Agreement dated December 23, 2005 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Digital Technology Limited (incorporated by reference to Exhibit 4.31 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2006)

4.39	Translation of Renewal Agreement of Extension 2 dated June 6, 2006 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.
4.40	Translation of Renewal Agreement of Extension 2 dated December 18, 2006 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.
4.41	Translation of Renewal Agreement of Extension 2 dated March 20, 2007 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.
4.42	Translation of Renewal Agreement of Extension 3 dated November 27, 2006 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.
4.43	Translation of Renewal Agreement of Extension 3 dated March 20, 2007 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.
4.44	Translation of Renewal Agreement of Extension 4 dated December 15, 2006 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.
4.45	Translation of Renewal Agreement of Extension 4 dated March 20, 2007 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.
4.46*
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

4.48*
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

4.50*	Translation of iTowNet Electronic Service Platform Technical Service Contract dated December 25, 2003 between Beijing iTowNet Cyber Technology Ltd. and Beijing Ninetowns

TOC

Exhibit Number	Description
Ports Software and Technology Co., Ltd. (incorporated by reference to Exhibit 10.25 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)
4.51*
Translation of UMA Product Sales and Service Contract dated October 8, 2003 between Beijing iTowNet Cyber Technology Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd. (incorporated by reference to Exhibit 10.26 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.52*
Deed of Undertaking dated August 13, 2004 by Shuang Wang and Min Dong to AIG Asian Opportunity Fund, L.P. and American International Assurance Company (Bermuda) Limited (incorporated by reference to Exhibit 10.27 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.53*
Sale and Purchase Agreement dated October 3, 2003 among Ninetowns Internet Technology Group Company Limited, Jitter Bug Holdings Limited, UOB Venture (Shenzhen) Limited, Titan I Venture Capital Co., Ltd., Titan II Venture Capital Co., Ltd. and CFM Investments Limited — CFM Greater China Fund (incorporated by reference to Exhibit 10.28 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.54*
Sale and Purchase Agreement dated October 8, 2003 among Ninetowns Internet Technology Group Company Limited, Jitter Bug Holdings Limited, China Equity Associates L.P. and MMFI CAPI Venture Investments Limited (incorporated by reference to Exhibit 10.29 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.55*
Subscription Agreement dated October 8, 2003 between Ninetowns Internet Technology Group Company Limited and Ever Praise Holdings Limited (incorporated by reference to Exhibit 10.30 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.56*
Share Subscription Agreement dated October 9, 2003 among Ninetowns Internet Technology Group Company Limited, Jitter Bug Holdings Limited, AIG Asian Opportunity Fund, L.P., American International Assurance Company (Bermuda) Limited, Mr. Shuang Wang and Ms. Min Dong (incorporated by reference to Exhibit 10.31 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.57*
Sale and Purchase Agreement dated October 16, 2003 among Ninetowns Internet Technology Group Company Limited, Jitter Bug Holdings Limited and Huitung Investments (BVI) Limited (incorporated by reference to Exhibit 10.32 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.58*
Subscription Agreement dated December 11, 2003 among Ninetowns Internet Technology Group Company Limited, Jitter Bug Holdings Limited, Titan I Venture Capital Co., Ltd, Titan II Venture Capital Co., Ltd. and CFM Investments Limited — CFM Greater China Fund (incorporated by reference to Exhibit 10.33 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.59*
Subscription Agreement dated December 11, 2003 among Ninetowns Internet Technology Group Company Limited, Jitter Bug Holdings Limited and Ferndale Associates Limited (incorporated by reference to Exhibit 10.34 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.60*
Form of Right of First Refusal Agreement dated as of November 2, 2004 among Ninetowns Internet Technology Group Company Limited, Ninetowns Import & Export e-Commerce Co., Ltd., Shuang Wang and Min Dong (incorporated by reference to Exhibit 10.35 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

TOC

Exhibit Number	Description
4.61*
Translation of Software Development Contract for an Integrated Origin Certificate Electronic Management System dated December 15, 2004 between Beijing iTowNet Cyber Technology Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd. (incorporated by reference to Exhibit 4.39 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2005)

4.62*
Translation of Software Development Contract for Internal Decision & Support System dated January 27, 2005 between the State Administration for Quality Supervision and Inspection and Quarantine of the PRC and Beijing Ninetowns Ports Software and Technology Co., Ltd. (incorporated by reference to Exhibit 4.40 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2005)

4.63*
Translation of Software Development Contract for Export Electronic Monitoring Project (Phase I) dated March 31, 2005 between Beijing Regard Technology Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd. (incorporated by reference to Exhibit 4.41 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2005)

4.64*
Summary of Sale and Purchase Agreement between Beijing Ninetowns Times Electronic Commerce Limited and Dauphin Science Business Park Construction & Development Co., Ltd. of Beijing Zhongguancun Fengtai Science Park (incorporated by reference to Exhibit 4.42 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2005)

4.65*
Summary of form of the Sale and Purchase Agreement between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Beijing Heng Fu Plaza Development Co., Ltd. (incorporated by reference to Exhibit 4.43 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2005)

4.66*
Translation of Software Development Contract for Export Electronic Monitoring Project (Phase 2) dated August 29, 2005 between eGrid Technology Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd. (incorporated by reference to Exhibit 4.54 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2006)

4.67*
Translation of Software Development Contract for Waste Import Electronic Monitoring dated June 28, 2005 between Beijing Regard Technology Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd. (incorporated by reference to Exhibit 4.55 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2006)

4.68*
Translation of Software Development Contract for Electronic Business Integrated Service Platform dated June 28, 2005 between Beijing Regard Technology Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd. (incorporated by reference to Exhibit 4.56 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2006)

4.69*
Translation of Software Development Contract for Electronic Monitoring System Software Project (Common version for Enterprise) dated August 1, 2005 between State Administration for Quality Supervision and Inspection and Quarantine of the PRC and Beijing Ninetowns Ports Software and Technology Co., Ltd. (incorporated by reference to Exhibit 4.57 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2006)

4.70*
Share and Purchase Agreement dated September 3, 2006, among Ninetowns Digital World Trade Holdings Limited, Beprecise Investments Limited, Global Market Group Limited, Global Market Group (Asia) Limited, Global Market (Guangzhou) Co., Ltd., Pan Weijia and Pan Weinian (incorporated by reference to Exhibit 99.4 from our Form 6-K (File No.000-51025) filed with Securities and Exchange Commission on September 22, 2006)

4.71
Investor’s Rights Agreement dated October 19, 2006, among Beprecise Investments Limited, Global Market Group Limited, Global Market Group (Asia) Limited, Global Market (Guangzhou) Co., Ltd., Pan Weijia and Pan Weinan

4.72	Share and Purchase Agreement dated April 9, 2007, among Ixworth Enterprises Limited, Beijing Ninetowns Network and Software Co., Ltd., Fan Hui Yang, Zhi Sheng Limited, Ample

TOC

Exhibit Number	Description
Spring Holdings Limited, Beijing Baichuan Tongda Science and Technology Development Co., Ltd., Zhou Peiji and Zhou Lijun
4.73	Shareholders Agreement dated April 26, 2007, among Ixworth Enterprises Limited, Fan Hui Yang, Zhi Sheng Limited and Ample Spring Holdings Limited
†4.74
Translation of Software Copyright Assignment Agreement dated November 10, 2006 between Department Service Center of Dongguan Entry-Exit Inspection and Quarantine Bureau and Beijing Ninetowns Ports Software and Technology Co., Ltd.

8.1	Subsidiaries of Ninetowns Internet Technology Group Company Limited
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

12.1	Certification of Chief Executive Officer pursuant to SEC Rule 13a-14(a)
12.2	Certification of Chief Financial Officer pursuant to SEC Rule 13a-14(a)
13.1	Certification of Chief Executive Officer pursuant to SEC Rule 13a-14(b)
13.2	Certification of Chief Financial Officer pursuant to SEC Rule 13a-14(b)
15.1	Consent of Deloitte Touche Tohmatsu CPA Ltd.
15.2	Consent of Global Insight
15.3	Consent of Conyers Dill & Pearman
15.4	Consent of Commerce & Finance Law Offices
*	Previously filed with the relevant Registration Statement on Form F-1, with the relevant Annual Report on Form 20-F or with the relevant Periodic Report on Form 6-K.

†	Certain portions of this Exhibit have been omitted based upon a request for confidential treatment. The omitted portions have been separately submitted to the Securities and Exchange Commission.

TOC

Signatures

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf on this 16th day of July, 2007.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

By: /s/ Shuang Wang
Name: Shuang Wang
Title: Chief Executive Officer

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
(Formerly “Ninetowns Digital World Trade Holdings Limited”)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of independent registered public accounting firm	F - 2
Consolidated balance sheets as of December 31, 2005 and 2006	F - 3
Consolidated statements of operations for the years ended December 31, 2004, 2005 and 2006	F - 4
Consolidated statements of shareholders' equity and comprehensive income for the years ended December 31, 2004, 2005 and 2006	F – 5
Consolidated statements of cash flows for the years ended December 31, 2004, 2005 and 2006	F – 6
Notes to consolidated financial statements	F – 8
Schedule I - Condensed financial information of the parent company	F – 33

TOC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED:

We have audited the accompanying consolidated balance sheets of Ninetowns Internet Technology Group Company Limited (formerly “Ninetowns Digital World Trade Holdings Company Limited”), its subsidiaries, and its variable interest entity (the "Company") as of December 31, 2005 and 2006 and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2006 (expressed in Renminbi), and  the related financial statement schedule included in Schedule I. These consolidated financial statements and the related financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the related financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2006 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, in 2006 the Company changed its method of accounting for stock-based compensation to conform to Statement of Financial Accounting Standard No. 123 (Revised 2004), “Share-based Payment”, effective on January 1, 2006.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of the readers.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Beijing, China
July 12, 2007

TOC

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
(Formerly “Ninetowns Digital World Trade Holdings Limited”)

CONSOLIDATED BALANCE SHEETS
(In thousands, except share-related data)

	December 31,
	2005	2006	2006
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	731,474	598,648	76,709
Term deposits	207,000	307,209	39,365
Trade receivables from customers:
Billed, less allowance for doubtful accounts
of RMB4,851 in 2005 and RMB1,088 in 2006	17,459	17,943	2,299
Unbilled	28,537	25,199	3,229
Trade receivables from related parties	29,752	3,963	508
Inventories	7,722	6,820	874
Prepaid expenses and other current assets	15,295	28,509	3,653
Deferred tax assets	-	1,698	218
Total current assets	1,037,239	989,989	126,855

Property and equipment, net	33,484	46,693	5,983
Deposits paid for acquisition of property and equipment	73,040	73,411	9,407
Investment under cost method	-	38,929	4,988
Acquired intangible assets, net	8,440	22,697	2,908
Goodwill	193,570	193,570	24,804
TOTAL ASSETS	1,345,773	1,365,289	174,945

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued expenses	12,039	14,312	1,833
Customer deposits	10,639	10,321	1,323
Deferred revenue	67,886	26,383	3,381
Income taxes payable	5,388	6,334	812
Other taxes payable	2,856	2,332	299
Total current liabilities	98,808	59,682	7,648

Deferred tax liability	-	627	80
Total liabilities	98,808	60,309	7,728

Minority interest	600	-	-

Commitments and contingencies (Note 15)

Shareholders' equity:
Ordinary shares, par value RMB0.027 (HK$0.025) per share: 8,000,000,000 shares authorized; 34,991,834 shares issued and outstanding in 2005 and 2006	926	926	119
Additional paid-in capital	861,315	871,642	111,689
Retained earnings	395,415	441,343	56,553
Treasury shares, at cost, 315,226 shares and 47,862 shares in 2005 and 2006, respectively	(8,196)	(1,268)	(162)
Accumulated other comprehensive loss	(3,095)	(7,663)	(982)
Total shareholders' equity	1,246,365	1,304,980	167,217
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,345,773	1,365,289	174,945

 See notes to consolidated financial statements.

TOC

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
(Formerly “Ninetowns Digital World Trade Holdings Limited”)

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share-related)

	Years ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Net revenues:
Enterprise software
external customers	146,635	142,534	92,127	11,805
related parties (Note 13)	42,085	60,954	24,706	3,166
Software development services
external customers	3,130	7,600	23,084	2,958
related parties (Note 13)	9,593	28,100	12,933	1,657
Computer hardware sales	104	678	398	51
Total net revenues	201,547	239,866	153,248	19,637
Cost of revenues:
Enterprise software	(1,528)	(495)	-	-
Software development services (including share- based compensation expense of nil in 2004 and 2005, and RMB1,039 in 2006)	(2,970)	(18,192)	(16,805)	(2,153)
Computer hardware sales	(9)	(482)	(134)	(17)
Total cost of revenues	(4,507)	(19,169)	(16,939)	(2,170)
Gross profit	197,040	220,697	136,309	17,467
Operating expenses:
Selling (including share-based compensation expense of nil in 2004 and 2005, and RMB3,371 in 2006)	(15,977)	(25,752)	(13,604)	(1,743)
General and administrative (including share-based compensation expense of nil in 2004 and 2005, and RMB4,074 in 2006)	(36,572)	(49,538)	(65,928)	(8,448)
Research and development (including share-based compensation expense of nil in 2004 and 2005, and RMB1,843 in 2006)	(4,819)	(11,249)	(29,825)	(3,822)
Total operating expenses	(57,368)	(86,539)	(109,357)	(14,013)

Government subsidies	1,340	447	705	90
Income from operations	141,012	134,605	27,657	3,544
Interest income	3,768	17,625	19,302	2,473
Income before provision for income taxes and minority interest	144,780	152,230	46,959	6,017
Provision for income taxes	(1,823)	(626)	(1,031)	(132)
Income before minority interest	142,957	151,604	45,928	5,885
Minority interest	(9,006)	-	-	-
Net income	133,951	151,604	45,928	5,885
Net income per share:
Basic	4.96	4.39	1.32	0.17
Diluted	4.74	4.25	1.30	0.17

Shares used in computation:
Basic	27,022,057	34,539,976	34,773,005	34,773,005
Diluted	28,279,061	35,706,894	35,368,882	35,368,882

See notes to consolidated financial statements.

TOC

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
(Formerly “Ninetowns Digital World Trade Holdings Limited”)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME
(In thousands, except share-related data)

							Accumulated other comprehensive

	Ordinary shares		Additional paid-in	Treasury shares		Retained			Comprehensive
	Shares	Amount	capital	Shares	Amount	earnings	loss	Total	income
		RMB	RMB		RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2004	22,780,000	604	55,066	-	-	109,860	-	165,530
Shares issued for the
acquisition of minority interest	2,002,312	53	181,259	-	-	-	-	181,312
Shares issued upon initial
public offering, net of issuance costs	6,400,000	169	531,244	-	-	-	-	531,413
Expiration of put options and
Issuance of ordinary shares	2,964,016	79	71,662	-	-	-	-	71,741
Exercise of share options	245,506	6	6,499			-	-	6,505
Net income	-	-	-	-	-	133,951	-	133,951	133,951

Balance as of December 31, 2004	34,391,834	911	845,730	-	-	243,811	-	1,090,452
Ordinary shares converted to ADR shares for future exercises of share options	600,000	15	15,585	(600,000)	(15,600)	-	-	-
Issuance of ADR shares for the exercises of employee share options	-	-	-	284,774	7,404	-	-	7,404
Net income	-	-	-	-	-	151,604	-	151,604	151,604
Foreign currency translation adjustments	-	-	-	-	-	-	(3,095)	(3,095)	(3,095)

Balance as of December 31, 2005	34,991,834	926	861,315	(315,226)	(8,196)	395,415	(3,095)	1,246,365
Issuance of ADR shares for the exercises of employee share options	-	-	-	267,364	6,928	-	-	6,928
Employee share-based compensation	-	-	10,327	-	-	-	-	10,327
Net income	-	-	-	-	-	45,928	-	45,928	45,928
Foreign currency translation adjustments	-	-	-	-	-	-	(4,568)	(4,568)	(4,568)
									41,360
Balance as of December 31, 2006	34,991,834	926	871,642	(47,862)	(1,268)	441,343	(7,663)	1,304,980

		US$119	US$111,689		US$(162)	US$56,553	US$(982)	US$167,217

See notes to consolidated financial statements.

TOC

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
 (Formerly “Ninetowns Digital World Trade Holdings Limited”)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	133,951	151,604	45,928	5,885
Adjustments to reconcile net income to net cash
Provided by operating activities:
Loss on disposal of property and equipment	-	263	511	65
Depreciation of property and equipment	1,315	2,877	6,194	794
Amortization of acquired intangible assets	805	2,416	2,943	377
Provision of allowance for doubtful debts	700	760	2,487	319
Bad debt recoveries	-	-	(4,008)	(514)
Minority interests	9,006	-	-	-
Employee share-based compensation	-	-	10,327	1,323
Changes in operating assets and liabilities:
Inventories	(7,665)	401	903	116
Trade receivables from customers	(13,517)	(2,843)	2,854	366
Trade receivables from related parties	945	1,188	27,311	3,500
Prepaid expenses and other current assets	(16,943)	16,668	(12,313)	(1,578)
Accounts payable and accrued expenses	13,849	(7,022)	164	21
Customer deposits	-	10,639	(318)	(41)
Deferred revenue	26,622	(29,344)	(41,503)	(5,318)
Deferred taxes, net	-	-	(1,071)	(137)
Income taxes payable	533	(77)	947	121
Other taxes payables	(6,331)	(1,158)	(524)	(67)

Net cash provided by operating activities	143,270	146,372	40,832	5,232

Cash flows from investing activities:
Increase of term deposits	(85,249)	(56,087)	(100,209)	(12,841)
Cash paid for investment under cost method	-	-	(38,929)	(4,987)
Purchase of property and equipment	(2,856)	(31,376)	(19,774)	(2,534)
Purchase of intangible assets	-	-	(17,200)	(2,204)
Deposits paid for acquisition of property and equipment	(49,652)	(23,388)	(371)	(48)
Acquisition of additional interest in subsidiaries	(48,637)	-	-	-
Payment for amounts due from related parties	6,989	-	-	-

Net cash used in investing activities	(179,405),	(110,851)	(176,483)	(22,614)

Cash flows from financing activities:
Exercise of share options	6,505	7,404	6,928	888
Return of capital to minority shareholder upon dissolution of a subsidiary	-	-	(600)	(77)
Increase (decrease) in amounts due to shareholders	5,360	(5,360)	-	-
Proceeds from issuance of ordinary shares, net of issuance costs	531,413	-	-	-
Collection of share subscription receivables	24,804	-	-	-
Contribution from minority shareholder of a subsidiary	600	-	-	-
Repayment of cash advance from a shareholder	(3,085)	-	-	-

Net cash provided by financing activities	565,597	2,044	6,328	811

Effect of exchange rate changes	-	(3,084)	(3,503)	(449)

TOC

Net increase (decrease) in cash and cash equivalents	529,462	34,481	(132,826)	(17,020)
Cash and cash equivalents at the beginning of the year	167,531	696,993	731,474	93,729

Cash and cash equivalents at the end of the year	696,993	731,474	598,648	76,709

Supplemental non-cash investing activities:
Consideration for acquisition of subsidiaries settled
through issuance of shares	181,312	-	-	-

Supplemental cash flow information:
Cash paid during the year for income taxes	1,290	703	1,156	148

See notes to consolidated financial statements.

TOC

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands, except share and share-related data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Ninetowns Internet Technology Group Company Limited (previously known as “Ninetowns Digital World Trade Holdings Limited”) ("Ninetowns") was incorporated as an exempted limited liability company in the Cayman Islands on February 8, 2002 under the Companies Law of the Cayman Islands. At the time of its incorporation, all of the outstanding ordinary shares of Ninetowns were held by Jitter Bug Holdings Limited ("Jitter Bug"). Substantially all of Ninetown's business is conducted in the People's Republic of China (the "PRC") through its subsidiaries. Ninetowns, its subsidiaries, and its variable interest entity ("VIE") (collectively, the "Company") are principally engaged in the sale of enterprise software, the provision of the related after-sales services, and software development services in the PRC.

As of December 31, 2006, a summary of the subsidiaries and VIE of Ninetowns were as follows:

Name of entity	Place of Incorporation/ Establishment	Effective ownership interest	Principal activities
Subsidiaries:
Ixworth Enterprises Limited ("Ixworth")	British Virgin Islands ("BVI")	100%	Investment holding
Asia Pacific Logistics Limited ("Asia Pacific")	BVI	100%	Investment holding
Better Chance International Limited ("Better Chance")	BVI	100%	Investment holding
Beprecise Investments Limited (“Beprecise”)	BVI	100%	Investment holding
New Take Limited	Hong Kong	100%	Investment holding
Shielder Limited	Hong Kong	100%	Investment holding
Beijing New Take Electronic Commerce Limited ("Beijing New Take") (note i)	PRC	100%	Inactive
Beijing Ninetowns Times Electronic Commerce Limited ("Beijing Ninetowns Times") (note i)	PRC	100%	Provision of software development services
Beijing Ninetowns Digital Technology Limited ("Beijing Ninetowns Digital Technology")	PRC	100%	Sale of enterprise software and provision of the related after-sales services, sale of computer hardware and accessories, and provision of software development services
Beijing Ninetowns Ports Software and Technology Co., Ltd ("Beijing Ninetowns Ports")	PRC	100%	Sale of enterprise software and provision of the related after-sales services, sale of computer hardware and accessories, and provision of software development services
Beijing Ninetowns Network Software Co., Limited (“Beijing Ninetowns Network”)	PRC	100%	Sale of enterprise software and provision of the related after-sales services, and provision of technique consulting services
Guangdong Ninetowns Technology Co., Ltd. ("Guangdong Ninetowns")	PRC	100%	Sale of enterprise software and provision of the related after-sales services, sale of computer hardware and accessories, and provision of software development services

TOC

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands, except share and share-related data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

Name of entity	Place of Incorporation/ Establishment	Effective ownership interest	Principal activities
Shanghai New Take Digital Technology Limited ("Shanghai New Take") (note ii)	PRC	100%	Sale of enterprise software and provision of the related after-sales services, sale of computer hardware and accessories, and provision of software development services

Variable interest entity:
Beijing Ronghe Tongshang Network Technology Limited (“Ronghe Tongshang”)	PRC	100%	Provision of online solution for international trade

(i)	These subsidiaries were incorporated as Sino-foreign joint venture limited companies for a term of 25 years and renewable at the end of the operating period.

(ii)
Shanghai New Take was incorporated for a term of eight years commencing September 13, 2001, renewable at the end of the operating period The Company initially held a 90% equity interest in Shanghai New Take and on June 30, 2004, the Company acquired the 10% minority interest for a consideration of RMB50.

Ixworth is wholly owned by Ninetowns and was incorporated in the British Virgin Islands on December 22, 1999. Ixworth was established for the purpose of holding Ninetowns' investment interests.  Ixworth did not have other business activities during 2004, 2005 and 2006.

Prior to 2004, Ixworth held a 90% interest in each of Beijing New Take, Beijing Ninetowns Time, Beijing Ninetowns Digital Technology and Beijing Ninetowns Ports. During 2004, Ixworth acquired the remaining 10% interest in each of these subsidiaries and they became wholly-owed subsidiaries of Ixworth (Note 3).

PRC regulations prohibit direct foreign ownership of business entities providing internet content, or ICP, services in the PRC such as the business of providing online solution for international trade. In December 2006, Ronghe Tongshang was established in the PRC by three designated equity owners who are PRC citizens and legally own Ronghe Tongshang. Pursuant to a series of contractual arrangements with Ronghe Tongshang, the Company provides exclusive technical consulting and management services to Ronghe Tongshang.  A summary of the major terms of the agreements are as follows:

●	The Company has the sole discretion to determine the amount of the fees it will receive and it intends to transfer substantially all of the economic benefits of Ronghe Tongshang to the Company.
●	The equity owners irrevocably granted the Company the right to make all operating and business decisions for Ronghe Tongshang on behalf of the equity owners;
●	All registered capital owned by the three equity owners were pledged to the Company as a collateral against the service fee payable to the Company;
●
The Company provides guarantees on the execution of all business contracts entered by Ronghe Tongshang in its business operation. Ronghe Tongshang pledges its assets to the Company as a collateral for such guarantee. Through December 31, 2006, Ronghe Tongshang has not yet entered into any business contracts that would require guarantees from the Ninetowns;

TOC

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands, except share and share-related data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

●
The Company may dispose of the collateralized registered capital at its sole discretion without limitation or restriction. The Company has the right and sole discretion to purchase all or part of the registered capital from equity owners when such purchase becomes legally allowable;

●	The equity owners may not dispose of or enter into any other agreements involving the common shares without prior agreement by the Company.

Because the designated equity owners of Ronghe Tongshang do not have the ability to make business and operating decisions for Ronghe Tongshang as a result of assigning their controlling interest to the Company, Ronghe Tongshang met the definition as a VIE in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 46 (Revised), "Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51" ("FIN 46R"). The Company, as the primary beneficiary, consolidates Ronghe Tongshang from its inception.

The following financial statement amounts and balances of Ronghe Tongshang were included in the accompanying consolidated financial statements as of and for the year ended December 31, 2006.

December 31, 2006
RMB
Total assets	396
Total liabilities	(1,000)

Year ended December 31, 2006
RMB
Total revenue	-
Total net loss	(1,604)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

Basis of presentation - The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America ("US GAAP"). All amounts in the accompanying consolidated financial statements and the related notes are expressed in Renminbi ("RMB"). The amounts expressed in United States dollars ("US$") are presented solely for the convenience of the readers and are translated at a rate of RMB7.8041 to US$1, the approximate rate of exchange at December 31, 2006. Such translations should not be construed to be the amounts that would have been reported under US GAAP.

Basis of consolidation - The consolidated financial statements include the financial statements of Ninetowns and its majority-owned subsidiaries and VIE. All significant intercompany transactions and balances are eliminated on consolidation.

TOC

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands, except share and share-related data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES – continued

Use of estimates - The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company's consolidated financial statements include allowance for doubtful accounts, estimated cost to complete in a percentage of completion arrangement, share-based compensation, estimated useful lives and impairment of property and equipment and acquired intangible assets, valuation of inventories, valuation of deferred tax assets, and impairment of goodwill.

Cash and cash equivalents - Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments, which are unrestricted as to withdrawal and use, and have remaining maturities of three months or less when purchased.

Term deposits - Term deposits consist of deposits placed with financial institutions with remaining maturity of greater than three months but less than one year.

Inventories - Inventories are stated at the lower of cost or market price. Cost is determined by the weighted average method.

Accounts receivable and allowance for doubtful accounts - Accounts receivable mainly represents amounts earned and are collectible from customers.  Accounts receivable are stated at the amount the Company expects to collect.  The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make the required payments and uses the specific identification method to record such allowances.  If payments are collected from a customer whose account balance was specifically reserved previously, the recorded allowance against the customer's account receivable is reversed against the provision for bad debts.  Management of the Company considers the following factors when determining the collectibility of accounts receivable:  a customer's credit-worthiness, past collection history, and changes in a customer's payment terms.  If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required.  Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to operating expenses and a credit to allowance for doubtful accounts.  Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to accounts receivable.

Changes in the allowance for doubtful accounts were as follows:

	2005	2006
	RMB	RMB

Balance at January 1,	4,091	4,851
Provision for allowance for doubtful debts	760	2,487
Recovery		(4,008)
Write offs	-	(2,242)

Balance at December 31,	4,851	1,088

TOC

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands, except share and share-related data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES – continued

Property and equipment - Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets. Estimated useful lives of property and equipment are as follows:

Buildings	20 years
Leasehold improvements	shorter of lease term or 5 years
Furniture, fixtures and office equipment	5 years
Computer equipment	5 years
Motor vehicles	5 years

Acquired intangible assets - Acquired intangible assets, which consist primarily of software development contracts, customer lists, relationships and completed technology, are carried at cost, less accumulated amortization. Amortization is calculated on a straight-line basis over the expected useful life of the assets of two to five years. Amortization expenses for the years ended December 31, 2004, 2005 and 2006 were RMB805, RMB2,416 and RMB2,943, respectively.

Impairment of long-lived assets - The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets.

Goodwill - Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group completes a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Based on the Company's assessment, there was no impairment of goodwill for the years ended December 31, 2004, 2005 and 2006.

Investment under cost method – For investment in an investee over which the Company does not have significant influence, the Company carries the investment at cost and recognizes income when receiving dividends from distribution of investee’s earnings. The Company reviews the investment under cost method for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. An impairment loss is recognized in earnings equal to the difference between the investment cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment would then become the new cost basis of the investment. The Company invested in a cost method investment during 2006.  No impairment charges were recorded during 2006.

TOC

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands, except share and share-related data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES – continued

Income taxes - Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Revenue recognition– Revenue is recognized when earned, net of applicable business taxes. Payments received in advance of revenue recognition are recorded as deferred revenue until earned.

Revenue from the sale of enterprise software is recognized when there is evidence of an arrangement, the delivery or service has occurred, the fee is fixed or determinable, and collectibility is probable. As the Company does not have vendor-specific objective evidence to establish the fair values of the undelivered elements, the Company recognizes revenue from sales of enterprise software on a straight-line basis over the service period which is typically 12 months.

For certain customers, the Company installs the software at the customer's place of business and charges the customer a fixed fee based on actual usage of the software. Accordingly, the Company recognizes the related revenue when the customer uses the software.

Revenues from software development services requiring significant production, modification, or customization of the software are recognized over the installation and customization period based on the percentage of completion method as prescribed by Statement of Position No. 81-1, "Accounting for Performance of Construction-Type and Certain Product-Type Contracts".  Percentage-of-completion is measured principally by the percentage of actual hours incurred to date for each contract to the estimated total hours to be incurred for each contact at completion. Revenue from software development services also includes certain system integrations projects. The Company recognizes revenues for systems integrations when a written acceptance from the customer is received after the project is completed.

Sales of computer equipment and accessories are recorded when the goods are delivered, title is passed to the customers and the Company has no further obligations to provide services relating to the operation of such equipment.

The Company reports revenue net of business taxes which amounted to RMB32,517, RMB40,034, and RMB15,802 for the years ended December 31, 2004, 2005 and 2006, respectively. Software revenue includes the benefit of the rebate of value added taxes on the sales of software and software-related services received from the Chinese tax authorities as part of the PRC government’s policy of encouraging of software development in the PRC. Pursuant to certain PRC rules relating to value-added taxes, Beijing Ninetowns Times, Beijing Ninetowns Digital Technology, and Beijing Ninetowns Ports are entitled to a refund of value-added taxes paid at a rate of 14% of the sales value for self-developed software products, excluding revenues from maintenance services and upgrade rights that are sold separately. Revenues from the sales of software products include the refund of such value-added tax which totaled RMB17,382, RMB19,766, and RMB10,500 for the years ended December 31, 2004, 2005 and 2006, respectively.

TOC

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands, except share and share-related data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES – continued

Cost of revenue - Cost of revenue includes production and shipping and handling costs for products sold, and direct costs associated with the delivery of software development and maintenance services, including salaries, employee benefits and overhead costs associated with employees providing the related services. Shipping and handling costs are not billable to customers. Costs that are directly associated with a contract accounted for under percentage-of-completion method are initially deferred and reported as work in process inventory until the related revenue is recognized. Pre-contract costs relating to a contract that is subsequently abandoned are expensed immediately.

Research and Development - Research and development expenses include payroll, employee benefits and other costs associated with product development. Technological feasibility for the Company's software products is reached shortly before the products are released for production. Costs incurred after technological feasibility has historically been immaterial.  Accordingly, the Company expenses all research and development costs when incurred.

Advertising costs - Advertising costs are expensed in the period incurred. The Company incurred advertising costs totaling RMB591, RMB1,979 and RMB2,281 during the years ended December 31, 2004, 2005 and 2006, respectively.

Government subsidies - Government subsidies represent amounts granted by local governments to reward companies that have made contributions in the development of the electronic and software industries as well as those companies that contribute significantly to local taxes.  The Company reports government subsidies as other operating income when it becomes due and receivable and the Company does not have any obligations to repay the amounts received.

Foreign currency translation - The functional currency of the Company's subsidiaries and VIE established in the PRC is the RMB. The functional currency of Ninetowns and its subsidiaries established in countries other than PRC is the US$. Transactions dominated in other currencies are recorded in the applicable functional currencies at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into the applicable functional currencies at rates of exchange in effect at the balance sheet dates. Non-monetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Exchange gains and losses are recorded in the consolidated statements of operations.

The Company has chosen the RMB as its reporting currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive loss in the statement of shareholders’ equity.

Comprehensive income - Comprehensive income includes net income and foreign currency translation adjustments and is reported as a component of consolidated statements of shareholders’ equity.

Foreign currency risk - The RMB is not a freely convertible currency. The State Administration for Foreign Exchange under the authority of the People's Bank of China controls the conversion of the RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents and term deposits of the Company included aggregate amounts of RMB795,836 at December 31, 2005 and RMB830,155 at December 31, 2006 which were denominated in RMB.

TOC

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands, except share and share-related data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Concentration of credit risk - Financial instruments that potentially expose the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, trade receivables, and term deposits. The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality. The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

Fair value of financial instruments - The carrying amounts of cash and cash equivalents, term deposits, trade receivables, and accounts payable approximate their fair value due to the short-term nature of these instruments.

Share-based compensation - The Company grants stock options to its employees and directors. Prior to January 1, 2006, the Company accounted for employee share-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion 25"), and its related interpretations which required the Company to record a compensation charge for the excess of the fair value for the stock at the grant date over the amount an employee must pay to acquire the stock. The compensation expense is recognized over the applicable service period, which is usually the vesting period.

In December 2004, the Financial Accounting Standards Board ("FASB'') issued Statements of Financial Accounting Standard ("SFAS") No. 123R, which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation'' and supersedes APB Opinion No. 25. Effective January 1, 2006, the Company adopted SFAS No.123R and recognized compensation cost on a straight-line basis over the requisite service period which is the vesting period. The Company elected the modified prospective method. Under this method, share-based compensation expense recognized includes: (a) compensation expense for all share-based compensation awards granted prior to, but not yet vested as of January 1, 2006 based on the fair value as of the grant date, and (b) compensation expense for all share-based compensation awards granted on or subsequent to January 1, 2006, based on grant-date fair value.

For share-based compensation awards that were granted prior to January 1, 2006 that are not yet vested and continue to be reported under APB Opinion 25, the following is the Company's pro forma net income that would have been reported if such awards were accounted for under SFAS 123(R):

	Years ended December 31,
	2004	2005	2006
	RMB	RMB	RMB

Net income, as reported	133,951	151,604	45,928
Add: Share-based compensation, as reported	-	-	10,327
Less: Share-based compensation determined using the
fair value method	(484)	(14,616)	(10,384)

Pro forma net income	133,467	136,988	45,871

        F - 16

TOC

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands, except share and share-related data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES – continued

Weighted average shares used in computation
Basic	27,022,057	34,539,976	34,773,005

Diluted	28,279,061	35,706,894	35,368,882

Net income per share:
Basic, as reported	4.96	4.39	1.32
Basic – pro forma	4.94	3.97	1.32
Diluted, as reported	4.74	4.25	1.30
Diluted - pro forma	4.72	3.84	1.30

The fair value of each option granted is estimated on the date of grant using the minimum value method for options granted before Ninetowns became a public company, as permitted for non-public companies, and using the Black-Scholes option pricing model for options granted after Ninetowns became a public company, with the following assumptions used for grants during the years ended December 31, 2004, 2005 and 2006.

	The 2003 Plan	The 2004 Plan
Options grants

Weighed average risk-free rate of return	5%	5%
Weighted average expected option life	9.875 years	6.25 years
Weighted average volatility rate	N/A	55%
Weighted average dividend yield	0%	0%

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

Embedded derivatives - Embedded derivative instruments are bifurcated and accounted for separately from the host instrument as assets or liabilities if they are not clearly and closely related to the host instrument.  Multiple embedded derivatives within the same host instrument that are required to be bifurcated are bundled together and reported as a single, compound embedded derivative instrument.  Embedded derivative instruments that are required to be bifurcated are marked to market on each balance sheet date.  Changes in the fair values between balance sheet dates are reported in the accompanying consolidated statements of operations.

Reclassification - Certain amounts in the 2004 and 2005 consolidated financial statements have been reclassified to conform to the 2006 presentation.

TOC

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands, except share and share-related data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES – continued

Recently Issued Accounting Pronouncements – In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140.” SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, “Accounting for the Impairment or Disposal of Long-Lived Assets”, to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier application allowed. The Company does not expect the adoption of SFAS No. 155 to have a material impact on its consolidated results of operations and financial condition.

In June 2006, the FASB ratified the provisions of the Emerging Issue Task Force Issue No. 06-3 “How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement” (“EITF 06-3”), which requires the Company to disclose how it accounts for taxes imposed on and concurrent with a specific revenue-producing transaction. EITF 06-3 will be effective for the Company starting January 1, 2007. The Company does not believe that the application of EITF 06-03 will have a material effect on its financial position, cash flow and results of operations.

In July 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that the Company recognize and disclose in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 became effective for the Company on January 1, 2007, with the cumulative effect of the change in accounting principle, if any, recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact of adopting FIN 48 and its impact on its consolidated financial position, results of operations, and cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No.157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly does not require any new fair value measurements. SFAS No.157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating whether the adoption of SFAS No. 157 will have a material effect on its consolidated results of operations and financial position.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115".  SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value.  SFAS No. 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company's choice to use fair value on its earnings.  It also requires entities to display the fair value of those assets and liabilities for which the Company has chosen to use fair value on the face of the balance sheet.  SFAS No. 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007.  The Company is currently evaluating whether the adoption of SFAS No. 159 will have a material effect on its consolidated results of operations and financial position.

TOC

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands, except share and share-related data)

3.	ACQUISITION

In June of 2004, the Company acquired the 10% minority interests in Better Chance and Asia Pacific from an affiliated entity. The aggregate purchase price of RMB229,897 (US$27,806) consisted of (i) RMB34,265 (US$4,140) in cash, (ii) the assumption of loans payable to the selling affiliate from the selling affiliate's equity owners of RMB14,368 (US$1,736), and (iii) the issuance of 2,002,312 shares of the Company's ordinary shares with a fair value of RMB90.63 (US$10.95) per share on the commitment date for a total value of RMB181,506 (US$21,930). The Company used a market-based approach to estimate the fair value of the shares issued.

The Company's purchase price was allocated as follows:

RMB

Net tangible assets	26,280
Intangible assets	11,661
Goodwill	191,956

Total consideration	229,897

Intangible assets consisted of RMB279 of software development contracts, RMB6,131 of customer lists and relationships, and RMB5,251 of completed technology. Acquired intangible assets are amortized over the estimated useful lives of two years for software development contracts, five years for customer lists and relationships, and five years for completed technology.

4.	INVENTORIES

Inventories consisted of the following:

	December 31,
	2005	2006
	RMB	RMB

Computer accessories	2,276	5,777
Third party software products	5,277	1,041
Other supplies	16	2
Work in progress	153	-

	7,722	6,820

Inventories were purchased for software development service projects after the requirements for such projects were determined.  No obsolete or impaired inventories were considered necessary because inventories were purchased only for on-going software development service projects where the specific inventory requirements have been agreed to in contracts with the customers and the customers must pay a significant deposit for such projects prior to their inception.  Work in progress represented software development projects that had been initiated but the related contracts between the Company and the customers had not yet been signed.

TOC

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands, except share and share-related data)

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expense and other current assets consisted of the following:

	December 31,
	2005	2006
	RMB	RMB

Prepaid expenses	7,675	10,383
Deposits for exhibition, office rental and utilities	4,550	10,885
Interest receivable for term deposits	1,970	6,602
Value added tax recoverable	1,013	425
Other receivables	87	214
	15,295	28,509

Prepaid expenses primarily consisted of prepaid amounts in connection with the purchase of computer hardware for resale.

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	December 31,
	2005	2006
	RMB	RMB

Buildings	18,789	20,108
Leasehold improvements	5,104	8,244
Furniture, fixtures and office equipment	2,798	3,216
Computer equipment	10,250	23,940
Motor vehicles	3,651	3,746

Total	40,592	59,254
Less: accumulated depreciation and
amortization	(7,108)	(12,561)

Property and equipment, net	33,484	46,693

Depreciation and amortization expenses for the years ended December 31, 2004, 2005 and 2006 were RMB1,315, RMB2,877 and RMB6,194, respectively.

TOC

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands, except share and share-related data)

7.	INVESTMENT UNDER COST METHOD

In September 2006, the Company entered into a subscription agreement with Global Market Group Limited ("Global Market") to subscribe 1,940,000 Series A preferred shares, which represents 16.25% of the fully dilute equity interest in Global Market on an if-converted basis, for a cash consideration of RMB38,929 (US$5,000). Because the Company cannot exercise significant influence, the investment is accounted for under the cost method. Global Market is engaged in the business of Chinese B2B trade facilitator and is headquartered in the Guangdong province, PRC.

The subscription agreement contains put and call options.  The call option gives the Company a right to acquire a variable number of Global Market's ordinary shares at a nominal price of US$1 in the event Global Market's earnings fall below a predetermined level or receive cash if additional earnings requirements are not met.  The put option gives Global Market a right to repurchase up to 285,000 of issued ordinary shares from the Company at a nominal price of US$1 when Global Market's earnings are above a predetermined level.  The put and call options are accounted for as embedded derivatives and because they are not clearly and closely related to the Series A preferred share agreement, they should be bifurcated and marked to market on each balance sheet date.  These embedded derivatives are bundled together and reported as a single, compound embedded derivative instrument.  As of December 31, 2006, the fair value of this bundled derivative instrument was not material because the Company had only had its investment in Global Market for a short period of time and Global Market's projected operating results are expected to be within a reasonable range that will not cause a significant change in the Company's investment value.

8.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consisted of the following:

	December 31,
	2005	2006
	RMB	RMB

Software development contracts	279	279
Customer lists and relationships	6,131	6,131
Completed technology	5,251	5,251
Acquired software	-	17,200
Total	11,661	28,861
Less: accumulated amortization	(3,221)	(6,164)

Acquired intangible assets, net	8,440	22,697

Amortization expenses for the years ended December 31, 2004, 2005, and 2006 were RMB805, RMB2,416, and RMB2,943 respectively.  For each of the next five years through 2011, annual amortization expenses of the acquired intangible assets will be approximately RMB5,716, RMB5,716, RMB4,958, RMB3,440, and RMB2,867, respectively.

TOC

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands, except share and share-related data)

9.	ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses included the following:

	December 31,
	2005	2006
	RMB	RMB

Salary and wages	2,427	4,381
Staff welfare	730	508
Professional fees	2,499	4,283
Accounts payable and office expenses payable	4,771	4,131
Accrued expenses	1,612	1,009
	12,039	14,312

10.	PROVISION FOR INCOME TAXES

Ninetowns is a tax exempted company incorporated in the Cayman Islands. No provision for Hong Kong Profits Tax has been made as the subsidiaries incorporated in Hong Kong had no assessable profits earned or derived from Hong Kong during the three years ended December 31, 2004, 2005 and 2006. The subsidiaries incorporated in the PRC other than Hong Kong are governed by the Income Tax Law of PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the "Income Tax Laws").

Beijing New Take and Beijing Ninetowns Times were awarded the certificate of "New and High Technology Enterprise" by Beijing Municipal Science and Technology Committee on March 30, 2001 and were exempted from the enterprise income tax for the two years ended December 31, 2002, followed by a 50% tax reduction for the three years ended December 31, 2005 at an income tax rate of 7.5%. Commencing from January 1, 2006, Beijing New Take and Beijing Ninetowns Times were subject to an enterprise income tax rate of 15%.

Beijing Ninetowns Digital Technology is qualified as a "New and High Technology Enterprise" and is subject to an enterprise income tax rate of 15%.

Shanghai New Take was exempted from enterprise income tax for the two years ended December 31, 2004, followed by a 50% tax reduction for the three years ending December 31, 2007 at an income tax rate of 16.5%. Commencing on January 1, 2008, Shanghai New Take will be subject to an enterprise income tax rate of 33%.

Beijing Ninetowns Ports was awarded the certificate of "New and High Technology Enterprise" and is exempted from the enterprise income tax for the three years ended December 31, 2005, followed by a 50% tax reduction for the three years ending December 31, 2008 at an income tax rate of 7.5%.

Guangdong Ninetowns has been awarded the certificate of “New and High Technology Enterprise” and is exempted from the enterprise income tax for the two years ending December 31, 2007. Guangdong Ninetowns will be subjected to an enterprise income tax rate of 15% beginning on January 1, 2008.

TOC

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands, except share and share-related data)

10.	PROVISION FOR INCOME TAXES – continued

Beijing Ninetowns Network Software has been awarded the certificate of “New and High Technology Enterprise” and is exempted from the enterprise income tax for the three years ending December 31, 2008, followed by a 50% tax reduction for the three years ending December 31, 2011 at an income tax rate of 7.5%.

Beijing Ronghe Tongshang was newly established in 2006 and does not have any business operations in 2006. Ronghe Tongshang is qualified as a “New and High Technology Enterprise” and is subject to an enterprise income tax rate of 15%.

During the years ended December 31, 2004, 2005 and 2006, if the Company’s subsidiaries in the PRC had not been awarded tax holidays or had special tax concessions, they would have recorded additional provision for income taxes totaling RMB49,635, RMB43,235, and RMB11,251, respectively.  The Company’s net income would have been decreased by RMB46,407, RMB43,235 and RMB11,251. Basic net income per share would have been decreased to RMB3.23, RMB3.14, and RMB0.99, and diluted net income per share would have been decreased to RMB3.10, RMB3.04, and RMB0.97 for the years ended December 31, 2004, 2005, and 2006, respectively.

Provision for income taxes consisted of the following:

	December 31
	2004	2005	2006

Current tax	1,823	626	2,102
Deferred tax	-	-	(1,071)
	1.823	626	1,031

As of December 31, 2006, significant temporary differences between the tax basis and financial statement basis of accounting for assets and liabilities that gave rise to deferred taxes were principally related to the following:

December 31, 2006
RMB
Current deferred tax assets:
Short-term deferred revenue	2,260
Less: valuation allowance	(562)
Current deferred tax assets	1,698

Non-current deferred tax assets (liabilities):
Net operating loss carried forward	4,610
Accelerated depreciation of equipment	(627)
Less: valuation allowance	(4,610)
Non-current deferred tax assets (liabilities)	(627)

TOC

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands, except share and share-related data)

10.	PROVISION FOR INCOME TAXES – continued

The Company has operating loss carried forwards totaling RMB30,652 for the year ended December 31, 2006. Of the amount, net operating loss carried forwards of RMB30,168 from the PRC subsidiaries will expire on various dates from December 31, 2007 to December 31, 2010.  Net operating loss carried forward of RMB484 for the Hong Kong subsidiaries may be carried forward indefinitely.

As of December 31, 2006, a valuation allowance of RMB4,610 was provided against deferred tax assets arising from net operating loss carry-forward and short-term deferred revenue of certain PRC subsidiaries and VIE due to the uncertainty of realization. Adjustment will be made to the valuation allowance if events occur in the future that indicates changes in the amount of deferred tax assets that may be realized.

The Company operates through multiple subsidiaries and a VIE and the valuation allowances are considered separately for each subsidiary and VIE.  The Company does not file consolidated tax returns, therefore, losses and deferred taxes from one subsidiary or VIE may not be used to offset another subsidiary or VIE's earnings or deferred taxes.

Reconciliation between the provision for income taxes computed by applying the PRC statutory income tax rate of 33% to income before income taxes and the actual provision for income taxes is as follows:

	Years ended December 31,
	2004	2005	2006

PRC statutory income tax	33.0%	33.0%	33.0%
Expenses not deductible for tax purposes	3.4%	10.2%	2.9%
Permanent differences	(1.2%)	(5.9%)	(5.1%)
Tax exemption and tax relief granted
to PRC subsidiaries	(34.7%)	(36.9%)	(28.6%)
Others	0.8%	-	-
	1.3%	0.4%	2.2%

11.	OTHER TAXES PAYABLE

	December 31,
	2005	2006
	RMB	RMB

Individual income tax withholding	196	209
Business tax payable	1,877	2,491
Value added taxes payable, net	783	(368)
	2,856	2,332

The Company's subsidiaries in the PRC other than Hong Kong are subject to a 17% value added tax on revenues from the sales of hardware to customers and, in addition, are subject to business taxes and value added taxes at the rates of 5% and 3%, on service revenues from software development and sales of software, respectively. Value added taxes payable for hardware sales is reported net of value added taxes paid for inventory purchases. The Company is also required to withhold PRC individual income taxes on employees' payroll for remittance to the tax authorities.

TOC

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands, except share and share-related data)

12.	NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted income per share for the periods indicated:

	Years ended December 31,
	2004	2005	2006

Numerator used in basic net income per share:
Net income	133,951	151,604	45,928

Shares (denominator):
Weighted average ordinary shares outstanding	27,022,057	34,539,976	34,773,005
Plus: incremental shares from assumed conversion of stock options	1,257,004	1,166,918	595,877
Weighted average ordinary shares outstanding used in computing diluted net income per ordinary share	28,279,061	35,706,894	35,368,882

Net income per ordinary share - basic	4.96	4.39	1.32
Net income per ordinary share - diluted	4.74	4.25	1.30

13.	RELATED PARTY TRANSACTIONS AND BALANCES

Purchase of office spaces

In June 2004, the Company acquired office premises with an aggregate purchase price of RMB47,339 from a company affiliated with a director of Jitter Bug.  In 2005, the Company acquired an additional office space from the same seller for a consideration of RMB18,617. Through December 31, 2006, the Company had paid the full amount of the purchase of RMB65,956.  Because the acquired office spaces was still under construction as of December 31, 2005 and 2006, the amount paid was reported as deposits paid for the acquisition of property and equipment in the accompanying consolidated balance sheets.

Software development services

During the years ended December 31, 2004, 2005 and 2006, the Company provided software development services to Beijing iTowNet Cyber Technology Ltd. ("Beijing iTownNet") in which two of the Company's senior management serve as director and supervisor.

The Company provides software development services to eGrid Technology Ltd. ("eGrid") which in turn provides the services to Beijing iTowNet. The Company recognized net revenues of RMBnil, RMB22,160, and RMB7,263 from services provided indirectly to Beijing iTowNet through eGrid during 2004, 2005 and 2006, respectively. For the years ended December 31, 2004, 2005 and 2006, RMB3,593, RMB270, and RMBnil were recognized from software development services provided directly to Beijing iTowNet. The Company also provided platform maintenance services to Beijing iTowNet directly as well as indirectly through eGrid during the years ended December 31, 2004, 2005 and 2006, and recognized net revenues of RMB6,000, RMB5,670, and RMB5,670, respectively, from such services.

TOC

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands, except share and share-related data)

13.	RELATED PARTY TRANSACTIONS AND BALANCES – continued

Sales of enterprises software:

The Company has an agreement with Shenzhen Ninetowns Enke Software Technology Co., Ltd. ("Ninetowns Enke"), a company owned by two of the Company's senior management, for the distribution of the Company's enterprise software in the southern region of the PRC. During the years ended December 31, 2004, 2005 and 2006, the Company recognized net revenues of RMB25,245, RMB47,500 and RMB21,240, respectively, from the sales of enterprise software to Ninetowns Enke.

The Company sold software products to Beijing iTowNet, directly and indirectly, amounting to RMB16,840, RMB13,454 and RMB3,466 in the years ended December 31, 2004, 2005 and 2006, respectively.

Other:

In November 2004, the Company entered into an option agreement to acquire 49% of ownership interest in Beijing iTowNet exercisable at the Company's option. In the event such purchase becomes permissible under the relevant laws of the PRC and the Company exercises its option, the purchase price will be RMB206,915 (US$25 million) plus an amount calculated at 5% per year compounded annually for the years the selling company held an ownership interest in iTowNet less any dividends or distributions the selling company received during its ownership of Beijing iTowNet.

Related party balances:

Trade receivables at December 31, 2005 and 2006 included RMB21,447 and RMB11,407 from Beijing iTowNet, RMB17,319 and RMB15,739 from eGrid, and  RMB18,507 and RMB1,183 from Ninetowns Enke, respectively. The amounts were unsecured, interest free, and repayable on demand. No allowances for bad debt were recorded against related party receivables at December 31, 2005 and 2006.

14.	SHARE OPTION PLANS

The 2003 Plan

On November 18, 2003, Ninetowns granted 2,574,400 options to certain employees and directors for the purchase of 2,574,400 ordinary shares at an exercise price of RMB26 (HK$25) per share. The options will vest over three years at 25% per year through November 18, 2006. Any option not exercised will expire on November 17, 2013. The 2003 Plan will remain in effect for ten years starting from the date of adoption.

As of December 31, 2005 and 2006, options to purchase 2,044,120 and 1,716,653 ordinary shares were outstanding, respectively. As of December 31, 2005 and 2006, there were no options available under the 2003 Plan for future grants.

The 2004 Plan (as amended)

Under the 2004 Plan, as amended, Ninetowns may grant options to its employees for the purchase of up to 4.3 million ordinary shares at prices to be determined by Ninetowns' Board of Directors.  The 2004 Plan, as amended also permits Ninetowns to grant share appreciation rights, restricted share awards, and performance awards. The Amended and Restated 2004 Plan will automatically terminate in 2015, unless Ninetowns terminates it earlier.

TOC

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands, except share and share-related data)

14.	SHARE OPTION PLANS – continued

The 2004 Plan (as amended) – continued

On February 23, 2005, Ninetowns granted 890,000 options to certain employees to purchase 890,000 ordinary shares at an exercise price of RMB71 (US$8.6) per share which was the closing fair value of Ninetowns' ordinary shares the day before the grant date. The options will vest over four years at 25% per year from the grant date. Any options granted but not exercised will expire on February 22, 2015.

As of December 31, 2005 and 2006, options to purchase 890,000 and 784,294 ordinary shares were outstanding, respectively. As of December 31, 2005 and 2006, 3,410,000 options to purchase ordinary shares were available under the 2004 Plan, as amended, for future grants.

The 2006 Plan

In December 2005, the shareholders of Ninetowns approved the 2006 stock incentive plan (the "2006 Plan") which allows the Company to offer a variety of share-based awards to employees and employees of the Company's affiliates and subsidiaries including share options, restricted shares, and other similar awards. The exercise price must be at least equal to 100% of the fair market value of the ordinary shares on the grant date. The 2006 Plan will be automatically terminated in 2015. At December 31, 2006, the Company had not granted any options or other types of awards under the 2006 Plan.

A summary of the share option activities was as follows:

	Years ended December 31,
	2004		2005		2006
		Weighted		Weighted		Weighted
	Number	Average	Number	average	Number	average
	of options	Exercise price	of options	exercise price	of options	exercise price

Outstanding at beginning of year	2,574,400	26	2,328,894	26	2,877,097	39
Granted	-	-	890,000	71	-	-
Exercised	(245,506)	26	(284,774)	26	(267,364)	26
Cancelled	-	-	(57,023)	71	(108,786)	46
Outstanding at end of year	2,328,894	26	2,877,097	39	2,500,947	40

Exercisable at end of year	398,094	26	1,400,520	26	1,920,366	31

The intrinsic value per share of the 2003 Plan and the 2004 Plan (as amended) as of December 31, 2006 was RMB11.24 and RMBnil, respectively. At December 31, 2006, both the aggregate intrinsic value of options outstanding and options exercisable were approximately RMB19,295.

TOC

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands, except share and share-related data)

14.	SHARE OPTION PLANS – continued

The following table summarizes share options outstanding on December 31, 2006:

	Options outstanding			Options exercisable
		Weighted
		average		Weighted		Weighted
		remaining	Fair value	average		average
	Number	contractual	per share	exercise	Number	exercise
	outstanding	life	at grant date	price	exercisable	price
				(RMB)		(RMB)
Ordinary shares
RMB26 (HK$25)	1,716,653	7.875	RMB0.297 (HK$0.286)	26	1,716,653	26
RMB71 (US$8.6)	784,294	8.167	RMB40.42 (US$4.896)	71	203,713	71

	2,500,947	7.967		40	1,920,366	31

15.	COMMITMENTS AND CONTINGENCIES

Commitments

The Company has operating lease agreements principally for its office properties in the PRC. Such leases have remaining terms ranging from 12 to 24 months and are renewable subject to negotiation. Rental expense was RMB4,439, RMB6,581 and RMB7,552, for the years ended December 31, 2004, 2005 and 2006, respectively.

Future minimum lease payments under non-cancellable operating lease agreements at December 31, 2006 were as follows:

RMB

Year ending December 31:
2007	1,959
2008	155

Total	2,114

TOC

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands, except share and share-related data)

15.	COMMITMENTS AND CONTINGENCIES – continued

Contingencies

On March 16, 2007, the PRC National People’s Congress adopted the 2008 PRC Enterprise Income Tax Law, which will become effective on January 1, 2008. The 2008 PRC Enterprise Income Tax Law imposes a tax rate of 25% on all enterprises, including foreign-invested enterprises, and terminates most of the tax exemptions, reductions, and preferential treatments available under current tax laws and regulations. However, under the 2008 PRC Enterprise Income Tax Law, enterprises that were established before March 16, 2007 and are already enjoying preferential tax treatments will continue to enjoy them (i) for a period of five years from January 1, 2008, in the case of preferential tax rates, or (ii) until the expiration of such term, in the case of preferential tax exemption or reduction for a specified period.

Under the 2008 PRC Enterprise Income Tax Law, companies recognized as “high and new technology enterprises strongly supported by the State” will be entitled to a preferential tax rate of 15%, but the 2008 PRC Enterprise Income Tax Law does not define “high and new technology enterprises strongly supported by the State.” Under the 2008 PRC Enterprise Income Tax Law, each of Ninetowns' subsidiaries will continue to be entitled to the tax preferential treatment they currently enjoy until such treatment expires. However, because the PRC State Council has not promulgated the detailed rules for the 2008 PRC Tax Law, Ninetowns' subsidiaries may not qualify as “high and new technology enterprises strongly supported by the State” and therefore may not be entitled to a preferential enterprise income tax rate after the current preferential tax treatment expires.

16.	SEGMENT INFORMATION

As of December 31, 2006, the Company has three reportable segments: the enterprise software segment, the software development services segment, and the computer hardware sales segment. The enterprise software segment is engaged in the development, distribution and sale of software products, the provision of customer maintenance services to the end-users, and the research and development of new enterprise software. The software development services segment is responsible for the development and integration of software in accordance with the customers' specifications and requirements. The computer hardware sales segment is engaged in the sale of computer hardware and accessories.

The Company's chief operating decision maker is the Chief Executive Officer. Segment information provided to the chief operating decision maker is prepared using the accounting principles and the relevant financial regulations applicable to enterprises with foreign investment as established by the Ministry of Finance in the PRC ("PRC GAAP"). The principal differences between PRC GAAP and US GAAP as they relate to the Company are primarily (i) revenue recognition from the sale of enterprise software, (ii) the classification of PRC value added tax refund, and (iii) the recognition of share-based compensation expenses.

The Company's reportable segments offer different products and services. Each reportable segment is assigned a member of senior management who has knowledge about the products and services, specific operational risks, and opportunities associated with the segment.

TOC

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands, except share and share-related data)

16.	SEGMENT INFORMATION – continued

The following is a summary of financial information relating to each segment expressed under PRC GAAP:

	Year ended December 31, 2004
		Software
	Enterprise	development	Computer
	software	services	hardware sales	Total
	RMB	RMB	RMB	RMB

Net revenues from external customers	135,885	3,130	104	139,119
Net revenues from related parties	52,277	9,593	-	61,870
Gross profit	186,634	9,753	95	196,482

	Year ended December 31, 2005
		Software
	Enterprise	development	Computer
	software	services	hardware sales	Total
	RMB	RMB	RMB	RMB

Net revenues from external customers	109,022	7,600	678	117,300
Net revenues from related parties	39,081	28,100	-	67,181
Gross profit	147,278	17,838	196	165,312

	Year ended December 31, 2006
		Software
	Enterprise	development	Computer
	software	services	hardware sales	Total
	RMB	RMB	RMB	RMB

Net revenues from external customers	73,123	23,084	398	96,605
Net revenues from related parties	11,450	12,933	-	24,383
Gross profit	84,573	20,251	264	105,088

The Company does not allocate operating expenses to individual segments when making decisions about allocating resources to the segments and assessing their performance.

TOC

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands, except share and share-related data)

16.	SEGMENT INFORMATION – continued

The following is a reconciliation of the amounts presented for reportable segments under PRC GAAP to the consolidated totals reported under US GAAP:

	Years ended December 31,
	2004	2005	2006
	RMB	RMB	RMB

Net revenues from external customers under PRC GAAP	139,119	117,300	96,605
U.S. GAAP adjustments:
Differences in the timing of revenue recognition	(1,838)	21,232	11,455
PRC value added tax refund	12,588	12,280	7,549

Total net revenues from external customers under US GAAP	149,869	150,812	115,609

Net revenues from related parties under PRC GAAP	61,870	67,181	24,383
U.S. GAAP adjustments:
Differences in the timing of revenue recognition	(14,986)	14,387	10,304
PRC value added tax refund	4,794	7,486	2,952

Total net revenues from related parties under US GAAP	51,678	89,054	37,639

Gross profit under PRC GAAP	196,482	165,312	105,088
U.S. GAAP adjustments:
Differences in the timing of revenue recognition	(16,824)	35,619	21,759
PRC value added tax refund	17,382	19,766	10,501
Share-based compensation expenses	-	-	(1,039)

Gross profit under US GAAP	197,040	220,697	136,309

Operating expenses	(57,368)	(86,539)	(109,357)
Government subsidies	1,340	447	705
Income from operations	141,012	134,605	27,657
Interest income	3,768	17,625	19,302

Income before income tax expenses	144,780	152,230	46,959

The Company primarily operates in the PRC. All the long-lived assets of the Company are located in the PRC and the Company does not allocate such assets to individual segments.

TOC

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands, except share and share-related data)

17.	MAJOR CUSTOMERS

Details of the customers accounting for 10% or more of net revenue are as follows:

	Years ended December 31,
Customer	2004	2005	2006
A	20%	18%	9%
B	-	10%	11%
C	12%	*	-
D	14%	20%	14%
E	15%	12%	*

* Represents less than 10% of total net revenue.

Trade receivable from one customer totaled 39% and 45% of total trade receivables at December 31, 2005 and 2006, respectively.

18.	EMPLOYEE BENEFIT PLANS

Employees of the Company located in the PRC other than Hong Kong are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution schemes. The calculation of contributions for the eligible employees is based on 20% of the applicable payroll costs. Certain employees of the Company who are located in Hong Kong have joined the Mandatory Provident Fund ("MPF") Scheme which is also a defined contribution scheme. The contribution to the MPF Scheme is calculated based on the rules set out in the MPF Ordinance in Hong Kong which is 5% on the relevant income of the employee with a specific ceiling. The expenses paid by the Company to these defined contribution schemes were RMB863, RMB2,566, and RMB4,587 for the years ended December 31, 2004, 2005, and 2006, respectively.

In addition, the Company is required by law to contribute approximately 10% and 0.3% of applicable salaries of certain employees for medical and unemployment benefits and workers compensation, respectively. The PRC government is directly responsible for the payments of the benefits to these employees. The amounts contributed were RMB487, RMB1,523, and RMB2,889 for the years ended December 31, 2004, 2005, and 2006, respectively.

19.	STATUTORY RESERVES

As stipulated by the relevant laws and regulations applicable to China's foreign investment enterprises, Ninetown's subsidiaries in the PRC other than Hong Kong are required to make appropriations from net income as determined under PRC GAAP to non-distributable reserves which include a general reserve, an enterprise expansion reserve and a staff welfare and bonus reserve. Wholly-owned PRC subsidiaries are not required to make appropriations to the enterprise expansion reserve but appropriations to the general reserve are required to be made at not less than 10% of profit after tax as determined under PRC GAAP. The staff welfare and bonus reserve is determined by the board of directors.

TOC

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands, except share and share-related data)

19.	STATUTORY RESERVES – continued

The general reserve is used to offset future extraordinary losses. The subsidiaries may, upon a resolution of the shareholders, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employees of the subsidiaries. The enterprise expansion reserve is used for the expansion of the subsidiaries' operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of retained earnings determined according to PRC laws and may not be distributed. There were no appropriations to these statutory reserves by Ninetown's subsidiaries in the PRC during 2004 and 2006. RMB28,553 was appropriated to the reserves by Beijing Ninetowns Ports during the year ended December 31, 2005.

20.	RESTRICTED NET ASSETS

Relevant PRC Statutory laws and regulations permit payments of dividends by Ninetown's PRC subsidiaries and VIE from their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the general reserve (Note 19), which requires annual appropriations of 10% of after-tax profit should be set as aside prior to the payment of dividends. As a result of these PRC laws and regulations, the Company's PRC subsidiary and variable interest entity are restricted in their abilities to transfer a portion of their net assets to the Company. As of December 31, 2006, the amount of restricted net assets was approximately RMB522,535.

21.	SUBSEQUENT EVENTS

In April, 2007, the Company entered into a definitive agreement to acquire 70% of the equity interest in Ample Spring Holdings Limited ("Ample Spring") through the purchase of Ample Spring's ordinary shares for approximately RMB209 million (US$27 million) payable in cash.  Ample Spring provides B2B search services. The Company expects to accelerate the development of its B2B business through this acquisition.

TOC
NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

SCHEDULE 1 - CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
BALANCE SHEETS
(In thousands, except share-related data)

	December 31,
	2005	2006	2006
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	139,142	73,589	9,430
Prepaid expenses and other current assets	348	9,041	1,158
Amounts due from a subsidiary	674,895	678,803	86,980

Total current assets	814,385	761,433	97,568
Investment in a subsidiary	436,208	548,403	70,271
TOTAL ASSETS	1,250,593	1,309,836	167,839

 LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Other payables	3,705	4,856	622
Amount due to a subsidiary	523	-	-

Total current liabilities	4,228	4,856	622

Shareholders' equity:
Ordinary shares, par value RMB0.027 (HK$0.025) per share:
8,000,000,000 shares authorized; 34,991,834 shares issued and
outstanding in 2005 and 2006	926	926	119
Additional paid-in capital	861,315	871,642	111,689
Retained earnings	395,415	441,343	56,553
Treasury shares, at cost, 315,226 shares and 47,862 shares in 2005 and 2006, respectively	(8,196)	(1,268)	(162)
Accumulated other comprehensive loss	(3,095)	(7,663)	(982)

Total shareholders' equity	1,246,365	1,304,980	167,217

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,250,593	1,309,836	167,839

TOC

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
SCHEDULE 1 - CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (CONTINUED)
STATEMENTS OF OPERATIONS
(In thousands)

	Years ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$

General and administrative expenses	(10,972)	(21,702)	(20,509)	(2,628)
Loss from operations	(10,972)	(21,702)	(20,509)	(2,628)
Interest income	604	9,101	5,504	705
Other income	306	411	-	-

Loss before equity in earnings of subsidiaries	(10,062)	(12,290)	(15,005)	(1,923)
Equity in earnings of subsidiaries	144,013	163,794	60,933	7,808
Net income	133,951	151,604	45,928	5,885

Net income per share
Basic	4.96	4.39	1.32	0.17
Diluted	4.74	4.25	1.30	0.17

Shares used in computation:
Basic	27,022,057	34,539,976	34,773,005	34,773,005
Diluted	28,279,061	35,706,894	35,368,882	35,368,882

TOC

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
SCHEDULE 1 - CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)
STATEMENTS OF SHAREHOLDERS' EQUITY AND
COMPREHENSIVE INCOME
(In thousands, except share-related data)

							Accumulated other comprehensive

	Ordinary shares		Additional paid-in	Treasury shares		Retained			Comprehensive
	Shares	Amount	capital	Shares	Amount	earnings	loss	Total	income
		RMB	RMB		RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2004	22,780,000	604	55,066	-	-	109,860	-	165,530
Shares issued for the
acquisition of minority interest	2,002,312	53	181,259	-	-	-	-	181,312
Shares issued upon initial
public offering, net of issuance costs	6,400,000	169	531,244	-	-	-	-	531,413
Expiration of put options and
Issuance of ordinary shares	2,964,016	79	71,662	-	-	-	-	71,741
Exercise of share options	245,506	6	6,499			-	-	6,505
Net income	-	-	-	-	-	133,951	-	133,951	133,951

Balance as of December 31, 2004	34,391,834	911	845,730	-	-	243,811	-	1,090,452
Ordinary shares converted to ADR shares for future exercises of share options	600,000	15	15,585	(600,000)	(15,600)	-	-	-
Issuance of ADR shares for the exercises of employee share options	-	-	-	284,774	7,404	-	-	7,404
Net income	-	-	-	-	-	151,604	-	151,604	151,604
Foreign currency translation adjustments	-	-	-	-	-	-	(3,095)	(3,095)	(3,095)

Balance as of December 31, 2005	34,991,834	926	861,315	(315,226)	(8,196)	395,415	(3,095)	1,246,365
Issuance of ADR shares for the exercises of employee share options	-	-	-	267,364	6,928	-	-	6,928
Employee share-based compensation	-	-	10,327	-	-	-	-	10,327
Net income	-	-	-	-	-	45,928	-	45,928	45,928
Foreign currency translation adjustments	-	-	-	-	-	-	(4,568)	(4,568)	(4,568)
									41,360
Balance as of December 31, 2006	34,991,834	926	871,642	(47,862)	(1,268)	441,343	(7,663)	1,304,980

		US$119	US$111,689		US$(162)	US$56,553	US$(982)	US$167,217

TOC

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
SCHEDULE 1 - CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (CONTINUED)
STATEMENTS OF CASH FLOWS
(In thousands)

	Years ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	133,951	151,604	45,928	5,885
Adjustments to reconcile net loss to net cash
used in operating activities:
Equity in earnings of subsidiaries	(144,013)	(163,794)	(60,933)	(7,808)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(16,871)	16,670	(8,889)	(1,139)
Other payables	10,806	(7,101)	1,305	167
Amount due to subsidiary	367	50	(516)	(66)

Net cash used in operating activities	(15,760)	(2,571)	(23,105)	(2,961)

Cash flows from investing activities
Increase in amounts due from subsidiaries	(50,563)	(405,969)	(45,857)	(5,876)
Net cash used in investing activities	(50,563)	(405,969)	(45,857)	(5,876)

Cash flows from financing activities:
Exercise of share options	6,505	7,404	6,928	887
Increase (decrease) in amounts due to shareholders	5,360	(5,360)	-	-
Proceeds from issuance of ordinary shares, net of issuance costs	531,413	-	-	-
Collection of subscription receivables	24,804	-	-	-
Decrease in cash advance from a shareholder	(3,085)	-	-	-

Net cash provided by financing activities	564,997	2,044	6,928	887

Effect of exchange rate changes	-	(15,635)	(3,519)	(451)

Net increase (decrease) in cash and cash equivalents	498,674	(422,131)	(65,553)	(8,399)
Cash and cash equivalents at the beginning of
the year	62,599	561,273	139,142	17,829

Cash and cash equivalents at the end of the year	561,273	139,142	73,589	9,430

TOC
NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

Notes to Schedule I:

Basis of preparation

The parent-company only condensed financial information of Ninetowns is prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that Ninetowns uses the equity method to account for its investments in a subsidiary.

Amounts due from and due to subsidiaries

Amounts due from a subsidiary represented amounts loaned to Ixworth for its investments in the Company's PRC subsidiaries. Amount due to subsidiary of RMB523 at December 31, 2005 represented expenses paid by one of the Company's subsidiaries on behalf of the Company.  Amounts due from a subsidiary are non-interest bearing, uncollateralized and do not have specified payment terms.  Amount due to subsidiary was payable within one year and was repaid during 2006.

* * * * * * * * *