Form 20-F/A
period 2006-12-31
NINETOWNS INTERNET TECHNOLOGY GROUP CO LTD
filed 2007-07-17
CIK 1285735

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
_______________________
FORM 20-F/A
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

Yes |_|   No |X|

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A, or Amendment No. 1, amends our annual report on Form 20-F for the year ended December 31, 2006, which was filed with the Securities and Exchange Commission on July 16, 2007.  This Amendment No. 1 is being filed to correct certain clerical errors appearing in our 20-F.

Except as described above and reflected in this Amendment No.1, no part of the Registrant’s 20-F filed on July 16, 2007 is being amended, and no part of the Form 20-F/A as re-filed in this Amendment No.1 reflects any event occurring after the filing of the Form 20-F and should not be viewed as updating any information contained therein.

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

In thousands, except per share, per ADS and	For the year ended December 31,
operating data and percentages	2002	2003	2004	2005	2006	2006(1)

Statement of operations data
Total net revenues:
Enterprise software	RMB 93,375	RMB 113,791	RMB 188,720	RMB 203,488	RMB 116,833	US$ 14,971
Software development services	14,400	19,045	12,723	35,700	36,017	4,615
Computer hardware sales	258	72	104	678	398	51
	108,033	132,908	201,547	239,866	153,248	19,637

Cost of revenues:
Enterprise software	(1,115)	(1,532)	(1,528)	(495)	-	-
Software development services	(3,534)	(4,939)	(2,970)	(18,192)	(16,805)	(2,153)
Computer hardware sales	(216)	(48)	(9)	(482)	(134)	(17)
	(4,865)	(6,519)	(4,507)	(19,169)	(16,939)	(2,170)
Gross profit	103,168	126,389	197,040	220,697	136,309	17,467
Operating expenses:
Selling expenses	(13,604)	(13,674)	(15,977)	(25,752)	(13,604)	(1,743)
General and administrative expenses	(12,195)	(56,911)	(36,572)	(49,538)	(65,928)	(8,448)
Research and development expenses	(4,108)	(2,691)	(4,819)	(11,249)	(29,825)	(3,822)
Total operating expenses	(29,907)	(73,276)	(57,368)	(86,539)	(109,357)	(14,013)
Government subsidies	458	211	1,340	447	705	90
Income from operations	73,719	53,324	141,012	134,605	27,657	3,544
Interest income	619	1,220	3,768	17,625	19,302	2,473

In thousands, except per share, per ADS and	For the years ended December 31,
operating data and percentages	2002	2003	2004	2005	2006	2006(1)

Income before provision for income taxes minority interests and equity in earnings of an affilliate	RMB 74,338	RMB 54,544	RMB 144,780	RMB 152,230	RMB 46,959	US$ 6,017
Provision for income taxes	(2,061)	(4,116)	(1,823)	(626)	(1,031)	(132)
Income before minority interest and equity in earnings of an affiliate	72,277	50,428	142,957	151,604	45,928	5,885
Minority interest	(7,299)	(9,239)	(9,006)	—	-	-
Equity in earnings of an affiliate	79	—	—	—	-	-
Net income	65,057	41,189	133,951	151,604	45,928	5,885
Net income per share and ADS(2):
Basic	2.96	1.82	4.96	4.39	1.32	0.17
Diluted	2.96	1.82	4.74	4.25	1.30	0.17
Cash flow data:
Net cash provided by operating activities	56,984	87,244	143,270	146,372	40,832	5,232
Depreciation and amortization	1,126	874	2,120	5,293	9,137	1,171
Net cash provided by (used in) investing activities	15,613	(39,629)	(179,405)	(110,851)	(176,483)	(22,614)
Net cash provided by (used in) financing activities	(30,531)	70,250	565,597	2,044	6,328	811

	As of December 31,
	2002	2003	2004	2005	2006	2006(1)

Balance sheet data:
Cash and cash equivalents	RMB 49,666	RMB167,531	RMB696,993	RMB731,474	RMB598,648	US$76,709
Trade receivables, net of allowance for doubtful debts, from:
external customers	28,179	31,096	43,913	45,996	43,142	5,528
related parties	9,000	31,885	30,940	29,752	3,963	508
Term deposits	24,832	65,664	150,913	207,000	307,209	39,365
Total assets	133,287	323,975	1,222,182	1,345,773	1,365,289	174,945
Deferred revenue	44,420	70,608	97,230	67,886	26,383	3,381
Total liabilities	56,581	94,234	131,130	98,808	60,309	7,728
Mezzanine equity	—	46,937	—	—	-	-
Total shareholders’ equity	68,671	165,530	1,090,452	1,246,365	1,304,980	167,217
Number of ordinary shares outstanding	—	22,780,000	34,391,834	34,991,834	34,991,834	34,991,834

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

Our billed receivables, which include trade receivables from related parties, are significant and if customers fail to pay amounts owed, our profitability and financial position could decline.

As of December 31, 2006, our billed receivables amounted to approximately RMB21.9 million (US$2.8 million), of which our trade receivables from related parties amounted to RMB4.0 million (US$0.5 million). Our trade receivables as of December 31, 2006 represented approximately 2.2% of our total current assets and our billed receivables from related parties represented approximately 0.4% of our total current assets. As of December 31, 2006, we had an allowance for doubtful debts of approximately RMB1.1 million (US$0.1 million). If any of our franchisees or any of our other customers fails to pay, or delays payment on, all or part of these receivables, we would be required to make additional allowances for doubtful debts and our profitability and financial position could decline.

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

Any reduction of our preferential tax treatment as a PRC high and new technology enterprise could materially reduce our net income.

All of our principal PRC operating subsidiaries enjoy or are entitled to enjoy preferential tax treatment in the form of reduced tax rates or tax holidays provided by the PRC government or its local agencies or bureaus. Beijing New Take Electronic Commerce Limited, or Beijing New Take; Beijing Ninetowns Times Electronic Commerce Limited, or Ninetowns Times; Ninetowns Digital Technology Limited, or Ninetowns Digital, currently benefit from a 15.0% preferential enterprise income tax, or EIT, rate. Beijing Ninetowns Ports Software and Technology Co., Ltd., or Ninetowns Ports, currently benefit from a 7.5% preferential EIT rate. Shanghai New Take Digital Technology Co., Ltd., or Shanghai New Take, currently benefit from a 16.5% preferential EIT rate. Beijing Ninetowns Network and Software Co., Ltd., or Ninetowns Network, and Guangdong Ninetowns Technology Co., Ltd., or Guangdong Ninetowns Technology, are currently entitled to an exemption from EIT.  Beijing Ronge Tongshang Network Technology Limited, or Ronge Tongshang, which is our variable interest entity, is currently entitled to a 15.0% preferential EIT rate. As a result of these preferential tax treatments and the recognition of deferred tax assets for deductible temporary differences, our effective income tax rate for 2006 was 2.2%. In addition, we also receive from the PRC government a 14.0% value added tax, or VAT, refund on sales of certain registered software. We cannot assure you that we will continue to enjoy this preferential tax treatment in the future, either due to a change in the PRC government’s tax policies or because a subsidiary or variable interest entity fails to satisfy the financial and operational criteria necessary to maintain its eligibility for such preferential tax treatment. Any reduction in our preferential tax treatment could materially reduce our net income.

On March 16, 2007, the 2008 PRC Enterprise Income Tax Law was enacted.  Under the new law, effective on January 1, 2008, the PRC government will adopt an uniform EIT rate of 25.0% for all enterprises (including foreign-invested enterprises) and revoke the current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises.  However, the preferential EIT rate of 15.0% for “high and new technology enterprises” was strongly supported by the State and current preferential tax treatments for foreign-invested high and new technology enterprises are expected to be grandfathered for a period of five years following the effective date of the new law.  We believe that our PRC operating subsidiaries and variable interest entity will continue to qualify as high and new technology enterprises entitled to the 15.0% preferential EIT rate, and therefore we will not be adversely affected by the new law.  However, we cannot assure you that we will continue to enjoy this preferential tax treatment in the future, either due to a change in the PRC government’s tax policies or because a subsidiary or variable interest entity fails to satisfy the financial and operational criteria necessary to maintain its eligibility for such preferential tax treatment.  Any reduction in our preferential tax treatment could materially reduce our net income.  Additionally, because the PRC State Council has not promulgated detailed rules for the 2008 PRC Tax Law, our subsidiaries and variable interest entities may not qualify as “high and new technology enterprises” and thus may not be entitled to a preferential EIT rate of 15.0%. Instead, our subsidiaries and variable interest entities may be subject to the standard EIT rate of 25.0% after the current preferential tax treatment they enjoy expires.  We will seek to apply for “high and new technology enterprise” status for our subsidiaries and variable interest entities once the detailed rules are made available to us.  In addition, under the 2008 PRC Enterprise Income Tax Law, enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC are considered resident enterprises and will generally be subject to the EIT at the rate of 25.0% on its global income.  However, the 2008 PRC Enterprise Income Tax Law does not define the term “de facto management bodies.”  Substantially all of our management is currently located in the PRC and if they remain located in the PRC after the effective date of the PRC Enterprise Income Tax Law, we may be considered to be a resident enterprise and therefore may be subject to the EIT at the rate of 25.0% on our global income in the PRC.

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

D.             Property and equipment

Our principal executive offices occupy a total of approximately 3,170 square meters on the 5th, 12th, 14th and 17th floors of Union Plaza, 20 Chaowai Street and the 20th floor of the Fan Li Building, 22 Chowai Street, Chaoyang District, Beijing 100020 PRC. In addition, we occupy a representative office of approximately 200 square meters at Suites 1705-6, 17/F, Two Chinachem Exchange Square, 338 King’s Road, North Point, Hong Kong. As of May 31, 2007, we have one premise which we own and we have also leased 9 premises in the following cities and municipalities to serve as technical support centers and quarters for our technical support staff:

Location	Office space (in square meters)	Number of employees
Guangdong Province
Dongguan	921.69	44
Guangzhou	120.85	60
Beijing	551.65	37
Shanghai	139.00	12
Total	1,733.19	153

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

Enterprise software. Our enterprise software consists of standardized software, the production of which involves minimal cost. We have production arrangements with several outside contractors, under which they produce the compact discs that contain our software and charge us a fee for such services. We package such compact discs with compact disc holders and ship the packages from our Beijing headquarters to our branch offices, former distributors and franchisees. As a result, the cost of revenues for sales of enterprise software consists mainly of outsourcing costs to those outside contractors and costs associated with packaging and shipping of software. Currently, we also distribute our enterprise software products through the Internet. We expect our cost of revenues from sales of enterprise software to increase as a percentage of our total net revenues because we will be required to recognize additional cost of revenues after we commercially introduce our iMonitor.CGA product series, since the costs associated with our iMonitor.CGA product series as a percentage of net revenues from sales of enterprise software are higher than the costs associated with our iDeclare.CIQ product series.

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

PRC enterprise income tax. Our PRC operating subsidiaries and variable interest entities are subject to PRC EIT on their taxable income. Pursuant to PRC tax laws, EIT is generally assessed at the rate of 33.0% of taxable income.

Beijing New Take, Ninetowns Times and Ninetowns Digital are afforded favorable tax treatment and are only subject to a 15.0% EIT, Shanghai New Take and Ninetowns Ports are also afforded favorable tax treatment. Shanghai New Take was exempt from EIT from January 1, 2003 to December 31, 2004 and is subject to a 16.5% EIT from January 1, 2005 to December 31, 2007. Ninetowns Ports was exempt from EIT from August 1, 2003 to December 31, 2005 and is subject to a 7.5% EIT for the period from January 1, 2006 to December 31, 2008.  Guangdong Ninetowns Technology is entitled to an exemption from EIT from January 1, 2006 to December 31, 2007. Ninetowns Network is entitled to an exemption from EIT from January 1, 2006 to December 31, 2008.  Ronghe Tongshang is currently subject to a 15.0% EIT.

Ninetowns Digital, Beijing New Take, Ninetowns Times, Ninetowns Ports, Ninetowns Network and Ronge Tongshang have qualified as “new and high technology enterprises” and have been granted preferential EIT rates based on such status. Shanghai New Take has also been granted preferential EIT rates based on its status as a software company. Relevant PRC government authorities specify certain financial and operational criteria for a company to comply with in order to maintain its status as a new and high technology enterprise.

Baichman is currently subject to a 33.0% EIT.

PRC business tax. Our PRC operating subsidiaries are also subject to PRC business tax. We primarily pay business tax on our net revenues generated from software development services and customer maintenance services. Our PRC operating subsidiaries and variable interest entities generally pay a 5.0% business tax on our net revenues derived from software development services and customer maintenance services and this business tax is deducted from our total net revenues.

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

Trade receivables

Our trade receivables from external customers and trade receivables from related parties consist primarily of amounts due from our franchisees for enterprise software delivered to them and amounts billed but not paid and amounts unbilled for our software development services. Our trade receivables balance due from related parties was RMB4.0 million (US$0.5 million) as of December 31, 2006.

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

Stock-based compensation

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS 123R, using the modified prospective transition method. Under this method, share-based compensation expense recognized beginning January 1, 2006 includes: (a) compensation expense for all share-based compensation awards granted prior to, but not yet vested as of January 1, 2006, based on the fair market value as of the grant date, measured in accordance with Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” issued by FASB and (b) compensation expense for all share-based compensation awards granted on or subsequent to January 1, 2006, based on grant-date fair value estimated in accordance with the provisions of SFAS 123R. We recognize share-based compensation costs on a straight-line basis over the requisite service period which is generally the vesting period. For share-based compensation awards that were granted before we became a public company and are not yet vested, the fair value is measured using the minimum value method and we continue to report these options under APB 25.  For options vested prior to January 1, 2006, we accounted for share-based compensation plans in accordance with APB 25.

We recorded a compensation charge of RMB10.3 million for the options granted to our employees under our 2004 Plan. As we have not granted options to our employees under the 2006 Share Incentive Plan, we do not have compensation charges that are associated with the 2006 Share Incentive Plan to record.

Trade receivables

We perform ongoing credit evaluations of our customers and adjust credit limits based on payment history and the customer’s current credit-worthiness, as determined by our review of their current credit information. We extended three months of credit to our former distributors and franchisees pursuant to our distribution and franchise agreements. However, it took on average five to six months for our former distributors and franchisees, who are also our major customers, to settle their debts to us. Therefore, in some fiscal periods, our trade receivables increased, and may increase in the future, to an amount which is approximately equal to our total net revenues for such period. We continuously monitor collections and payments from our customers and maintain allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make the required payments and use the specific identification method to record such allowances. We typically write-off billed receivables that are over 360 days outstanding. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have had in the past.  The billed receivables from Ninetowns Enke, iTowNet and eGrid, which are our customers that are related to us, were approximately 18.1% of our total billed receivables as of December 31, 2006. The billed receivables from our customers and franchisees, which are unrelated to us, were approximately 81.9% of our total billed receivables as of December 31, 2006. Since our billed receivables are concentrated in a relatively small number of customers, a significant change in the liquidity or financial position of any one of these customers could have a material adverse impact on the collectibility of our billed receivables and our future operating results.

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

	Year ended December 31,
	2004	2005	2006

Total net revenues:
Enterprise software	93.6%	84.8%	76.2%
Software development services	6.3	14.9	23.5
Computer hardware sales	0.1	0.3	0.3
Cost of revenues:
Enterprise software	0.7	0.2	-
Software development services	1.5	7.6	11.0
Computer hardware sales	–	0.2	0.1
Gross profit	97.8	92.0	88.9

Year Ended December 31,
2004	2005	2006

Operating expenses:
Selling expenses	7.9	10.7	8.9
General and administrative expenses	18.2	20.6	43.0
Research and development expenses	2.4	4.7	19.5
Total operating expenses	28.5	36	71.4
Government subsidies	0.6	0.2	0.5
Income from operations	69.9	56.2	18.0

Interest income	1.9	7.3	12.6
Income before provision for income taxes and minority interest	71.8	63.5	30.6
Provision for income taxes	0.9	0.3	0.6
Income before minority interests	70.9	63.2	30.0
Minority interests	4.4	–
Net income	66.5%	63.2%	30.0%

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

General and administrative expenses

General and administrative expenses increased by 33.1% to RMB65.9 million (US$8.4 million) in 2006 from RMB49.5 million in 2005, primarily due to increases in (i) professional fees incurred in relation to our acquisition and investment activities and compliance requirements applicable to us as a public company in the United States, (ii)  depreciation and amortization charges on fixed assets and intangible assets, (iii) stock-based compensation costs and (iv) general personnel expenses, office expenses, communication expenses, traveling expenses and insurance expenses, in each case associated with the increase in the scale of our operations.

Research and development expenses

Research and development expenses increased significantly by 165.1% to RMB29.8 million (US$3.8 million) in 2006 from RMB11.2 million in 2005, primarily due to an increase in (i) stock-based compensation costs and (ii) staff costs related to the research and development of our new products primarily related to our new B2B business.

General and administrative expenses

General and administrative expenses increased by 35.5% to RMB49.5 million in 2005 from RMB36.6 million in 2004, primarily due to increases in (i) professional fees incurred in relation to compliance requirements applicable to us as a public company in the United States, (ii)  depreciation and amortization charges on fixed assets and intangible assets and (iii) general personnel expenses, office expenses, communication expenses, traveling expenses and insurance expenses, in each case associated with the increase in the scale of our operations.

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

Related party trade receivables

In connection with the transactions described above, we had trade receivables from related parties amounting to RMB4.0 million (US$0.5 million) or 18.1% of our billed receivables as of December 31, 2006. These receivables consisted primarily of proceeds from sales of enterprise software and fees from software development services.

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

	For the year ended December 31
	2005	2006	2006
Audit fees(1)	RMB2,463,000	RMB3,789,000	US$486,000
Audit related fees	372,000	526,000	67,000
Total	RMB2,835,000	RMB4,315,000	US$553,000
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

Signatures

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf on this 17 day of July, 2007.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

By: /s/ Shuang Wang
Name: Shuang Wang
Title: Chief Executive Officer