Form 20-F/A
period 2006-12-31
NINETOWNS INTERNET TECHNOLOGY GROUP CO LTD
filed 2008-06-27
CIK 1285735

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

22nd Floor, No. 1 Tower
Majestic Towers, No. 20 Gong Ti East Road
Chaoyang District Beijing 100020
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

Yes |_|   No |X|

EXPLANATORY NOTE

This Amendment No. 2 on Form 20-F/A, or Amendment No. 2, amends our annual report on Form 20-F for the year ended December 31, 2006, or the Annual Report, filed with the Securities and Exchange Commission on July 16, 2007.  This Amendment No. 2 includes the complete text of each item that was amended by Amendment No. 1 on Form 20-F/A, or Amendment No.1, filed with the Securities and Exchange Commission on July 17, 2007.

Except as described above, this Amendment No. 2 does not revise or update the Annual Report or Amendment No. 1 in any other way.

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

Signatures

The company hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf on this 27th day of June, 2008.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

By: /s/ Shuang Wang
Name: Shuang Wang
Title: Chief Executive Officer