Form 20-F
period 2007-12-31
NINETOWNS INTERNET TECHNOLOGY GROUP CO LTD
filed 2008-07-15
CIK 1285735

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________________

FORM  20-F
(Mark One)

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . ..

For the transition period from ___________________________ to ___________________________

Commission file number___________________________________________________

Ninetowns Internet Technology Group Company Limited
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

22nd Floor, Building No.1,
Capital A Partners, No.20 Gong Ti East Road,
Chaoyang District Beijing 100020,
The People’s Republic of China
(Address of principal executive offices)

Contact Person: Tommy Siu Lun Fork
Chief Financial Officer
Phone: +852-9021-9597
Facsimile: +852-2868-4483
Address: 22nd Floor, Building No. 1, Capital A Partners,
No.20 Gong Ti East Road, Chaoyang District Beijing 100020, China
 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
35,791,834 ordinary shares	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

American Depositary Shares, each representing one ordinary share, par value HK$0.025 per share
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

35,791,834 ordinary shares, par value HK$0.025 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes ☒ No
Note -- Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐                             Accelerated filer ☒                                    Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP  ☒               International Financial Reporting Standards as issued             Other  ☐

by the International Accounting Standards Board  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17 ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
☐ Yes ☐ No

Table of contents

i

TOC

Introduction

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2005, 2006 and 2007, and as of December 31, 2006 and 2007. References to “2005,” “2006,” “2007”, “2008” and “2009” are, where appropriate, references to the years ended or ending December 31, 2005, 2006, 2007, 2008 and 2009, respectively.

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

Item 3.     Key Information.

A.             Selected financial information and other data

The following table shows selected consolidated financial information and other data for our business. You should read the following information in conjunction with Item 5 of this annual report, “Operating and Financial Review and Prospects.” The statement of operations data and cash flow data for the years ended December 31, 2005, 2006 and 2007, and the balance sheet data as of December 31, 2006 and 2007, are derived from our audited consolidated financial statements and related notes thereto, which are included in this annual report beginning on page F-1. These audited consolidated financial statements and the related notes thereto have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

The statement of operations data for 2003 and 2004, and the balance sheet data as of December 31, 2003, 2004 and 2005, are derived from our audited consolidated financial statements which have not been included in this annual report.

In thousands, except per share, per ADS and	For the year ended December 31,
operating data and percentages	2003	2004	2005	2006	2007	2007(1)

Statement of operations data:
Total net revenues:
Enterprise software and related customer maintenance services	RMB113,791	RMB188,720	RMB203,488	RMB116,833	RMB77,327	US$10,601
Software development services	19,045	12,723	35,700	36,017	25,642	3,515
Computer hardware sales	72	104	678	398	-	-
Business-to-business search services	-	-	-	-	489	67
	132,908	201,547	239,866	153,248	103,458	14,183

Cost of revenues:
Enterprise software and related customer maintenance services	(1,532)	(1,528)	(495)	-	-	-
Software development services	(4,939)	(2,970)	(18,192)	(16,805)	(17,748)	(2,433)
Computer hardware	(48)	(9)	(482)	(134)	-	-

TOC

sales
Business-to-business search services	-	-	-	-	(5,109)	(700)
	(6,519)	(4,507)	(19,169)	(16,939)	(22,857)	(3,133)
Gross profit	126,389	197,040	220,697	136,309	80,601	11,050
Operating expenses:
Selling and marketing	(13,674)	(15,977)	(25,752)	(13,604)	(41,086)	(5,633)
General and administrative	(56,911)	(36,572)	(49,538)	(65,928)	(108,729)	(14,905)
Research and development	(2,691)	(4,819)	(11,249)	(29,825)	(32,003)	(4,387)
Provision for impairment of goodwill	-	-	-	-	(193,570)	(26,536)
Total operating expenses	(73,276)	(57,368)	(86,539)	(109,357)	(375,388)	(51,461)
Government subsidies	211	1,340	447	705	1,015	139
Income (loss) from operations	53,324	141,012	134,605	27,657	(293,772)	(40,272)
Interest income	1,220	3,768	17,625	19,302	13,885	1,903
Gains on disposal of securities	-	-	-	-	43,546	5,970

In thousands, except per share, per ADS and	For the years ended December 31,
operating data and percentages	2003	2004	2005	2006	2007	2007(1)

Income (loss) before provision for income taxes and minority interest	RMB54,544	RMB144,780	RMB152,230	RMB46,959	RMB(236,341)	US$(32,399)
Provision for income taxes	(4,116)	(1,823)	(626)	(1,031)	(243)	(33)
Income (loss) before minority interest	50,428	142,957	151,604	45,928	(236,584)	(32,432)
Minority interest	(9,239)	(9,006)	-	-	6,053	830
Net income (loss)	41,189	133,951	151,604	45,928	(230,531)	(31,602)
Net income (loss) per share and ADS(2):
Basic	1.82	4.96	4.39	1.32	(6.59)	(0.90)
Diluted	1.82	4.74	4.25	1.30	(6.59)	(0.90)
Cash flow data:
Net cash provided by operating activities	87,244	143,270	146,372	40,832	(2,941)	(403)
Net cash (used in) provided by investing activities	(39,629)	(179,405)	(110,851)	(176,483)	57,193	7,840
Net cash provided by (used in) financing activities	70,250	565,597	2,044	6,328	1,268	174

TOC

	As of December 31,
	2003	2004	2005	2006	2007	2007(1)

Balance sheet data:
Cash and cash equivalent	RMB167,531	RMB696,993	RMB731,474	RMB598,648	RMB649,863	US$89,088
Restricted cash	-	-	-	-	853	117
Trade receivables, net of allowance for doubtful debts, from:
external customers	31,096	38,190	17,459	18,775	31,096	4,263
related parties	31,885	30,940	29,752	28,330	6,350	871
Term deposits	65,664	150,913	207,000	307,209	26,000	3,564
Total assets	323,975	1,222,182	1,345,773	1,365,289	1,171,180	160,555
Deferred revenue	70,608	97,230	67,886	26,383	32,472	4,452
Total liabilities	94,234	131,130	98,808	60,309	92,793	12,721
Mezzanine equity	46,937	-	-	-	-	-
Total shareholders’ equity	165,530	1,090,452	1,246,365	1,304,980	1,072,904	147,082
Number of ordinary shares outstanding	22,780,000	34,391,834	34,991,834	34,991,834	34,991,834	34,991,834

(1)
For the convenience of the reader, the RMB amounts are expressed in U.S. dollars at the rate of RMB7.2946 to US$1.00, the noon buying rate in effect on December 31, 2007 as quoted by the Federal Reserve Bank of New York.

(2)	On November 9, 2004, our shareholders approved a 4-for-1 share split. All shares and per share data have been restated to give retroactive effect to this share split.

Exchange rate information

Our business is primarily conducted in China and denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at a specific rate solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.2946 to US$1.00, the noon buying rate in effect as of December 31, 2007. We make no representation that any Renminbi amounts could have been, or could be, converted into U.S. dollars at any particular rate, the rates stated below, or at all. In addition, such translations should not be construed to be the amounts that would have been reported under U.S. GAAP. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

TOC

Noon Buying Rate
	Period End	Average (1)	Low	High
		(RMB per US$1.00)
2002	8.2800	8.2770	8.2800	8.2669
2003	8.2767	8.2771	8.2880	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1940	8.0702	8.2765
2006	7.8041	7.9723	7.8041	8.0702
2007	7.2946	7.6072	7.2946	7.8127
2008
January	7.1818	7.2405	7.1818	7.2946
February	7.1115	7.1644	7.1100	7.1973
March	7.0120	7.0722	7.0105	7.1110
April	6.9870	6.9997	6.9840	7.0185
May	6.9400	6.9725	6.9377	7.0000
June	6.8591	6.8993	6.8591	6.9633
July(2)	6.8529	6.8560	6.8529	6.8608

(1)	Annual and monthly averages are calculated using the average of the daily rates during the relevant period.

(2)	For the period to and including July 4, 2008.

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

Sales of our enterprise software and related customer maintenance services and software development services that are either used by the State Administration for Quality Supervision and Inspection and Quarantine of the PRC, or PRC Inspections Administration, or by Beijing iTowNet Cyber Technology Ltd., or iTowNet, which is the operator of the PRC Inspections Administration’s data exchange platforms and electronic processing systems, have accounted for substantially all of our total net revenues. We expect that, in the near future, we will continue to generate a substantial portion of our total net revenues through sales of enterprise software and related customer maintenance services and software development services that will be used in connection with PRC Inspections Administration filings.  Net revenues from sales of enterprise software and related customer maintenance services for PRC Inspections Administration filings accounted for 84.8%, 76.2% and 74.7% of our total net revenues in 2005, 2006 and 2007, respectively. Net revenues from software development services provided, directly or indirectly, to the PRC Inspections Administration and iTowNet accounted for 11.7%, 10.7% and 0.2% of our total net revenues in 2005, 2006 and 2007, respectively.

TOC

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

In August 2005, the PRC Inspections Administration selected our company as the winning bidder in connection with the PRC Inspections Administration’s request for proposals for the development of a software product that has certain basic functionalities similar to those of iDeclare.CIQ and iProcess.CIQ.  The PRC Inspections Administration agreed to pay a one-time fee of RMB3.3 million (US$423,000) to purchase the ownership of the software product that we developed.  In February 2006, the PRC Inspections Administration commenced the distribution of the software products that our company developed, free-of-charge to end-users.  As certain basic functionalities of the newly developed software products are similar to those of iDeclare.CIQ and iProcess.CIQ, the provision of such software products free-of-charge by the PRC Inspections Administration will likely have a material adverse effect on our results of operations in the short-term and on our future profitability. For example, we sold, together with our franchisees, approximately 1,500, 2,200 and 1,000 software packages of iDeclare.CIQ during the first quarter of 2006, 2007 and 2008, respectively, which is significantly lower than the approximately 8,000 software packages of iDeclare.CIQ sold by our company and our former distributors and franchisees during the first quarter of 2005.  In May 2007, the PRC Inspections Administration selected our company as one of the winning bidders in connection with the PRC Inspections Administration’s request for proposals for servicing the free import/export e-filing software provided by the PRC Inspections Administration. In 2008, we believe that the PRC Inspections Administration decreased its efforts to promote its free software and we believe there is uncertainty surrounding the PRC Inspections Administration’s future promotional plans for its free software products.

TOC

We are in the process of diversifying our business focus to include other businesses in addition to the sales of our enterprise software and related customer maintenance services and the provision of software development services.  Our new potential business ventures and limited operating history in such potential business ventures may make it difficult for you to evaluate our business, and our limited resources may affect our ability to manage the growth we expect to achieve.

We generated substantially all of our total net revenues from the sales of our enterprise software and related customer maintenance services, and the provision of software development services in 2007.  Currently, we are in the process of expanding our business focus from the development of software products and the provision of software development services to other potential business ventures.  We anticipate that a material portion of our net revenue in the future will be derived from businesses that are not directly related to sales of our enterprise software and related customer maintenance services or the provision of software development services.

We are still in the process of developing our business-to-business, or B2B, strategy. On April 27, 2007, our wholly-owned subsidiary, Ixworth, acquired a 70.0% interest in Ample Spring Holdings Limited, or Ample Spring, a company incorporated in the British Virgin Islands, as part of the acquisition of Ample Spring, we also acquired 70.0% of the equity interests of Beijing Baichuan Tongda Science and Technology Development Company Ltd., or Baichuan, which is one of our variable interest entities. We launched our new B2B vertical search platform, tootoo.com in May 2007, through which our B2B business and services are offered. We launched the second generation of tootoo.com in June 2007, which features advanced vertical search capabilities plus value-added services for global buyers and suppliers. We do not have a significant operating history in respect to such business upon which you can evaluate our business and prospects in such area. Furthermore, as part of our operation expansion, we need to continue to develop and improve our staff training, financial and management controls and our reporting systems and procedures. We cannot assure you that we will be able to efficiently or effectively manage or grow our operations, and any failure to do so may limit our future growth and materially adversely affect our business, financial condition and results of operations.

Our significant shareholders, related parties and management personnel have potential conflicts of interest with us, which may result in their taking corporate actions which you may not believe to be in your best interests or in the best interests of our company.

As of May 31, 2008, Shuang Wang, our Chief Executive Officer and a director of our company, or Mr. Wang, and Min Dong, our Senior Vice President of Legal Affairs, Administration and Human Resources and the spouse of Mr. Wang, or Ms. Dong, beneficially own 17.62% of our ordinary shares. Mr. Wang and Ms. Dong will have substantial influence over the management and policies of our company and the outcome of most corporate actions. In addition, we understand from publicly available information that Mr. Yong Ping Duan, or Mr. Duan, and Technology Pioneer Corp., or Technology Pioneer, beneficially own 14.72% and 8.58% of our American Depositary Shares, or ADSs, respectively.  Together with Technology Pioneer, Mr. Duan will have substantial influence over the outcome of most corporate actions.  As a result, Mr. Wang, Ms. Dong, Mr. Duan and Technology Pioneer have the power to take corporate actions which other shareholders may not believe are in their best interests or in the best interests of our company. There can be no assurance that Mr. Wang, Ms. Dong, Mr. Duan and Technology Pioneer will not cause our company to take such corporate actions.

TOC

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

We derived RMB17.3 million of our total net revenues in 2005 from iTowNet, which is our related party and a major customer for our software development services. We did not derive any revenue from iTowNet in 2006 and 2007.

In addition, we derived RMB24.2 million, RMB16.4 million and nil, or 10.1%, 10.7% and nil, of our total net revenues in 2005, 2006 and 2007, respectively, from eGrid Technology Ltd., or eGrid, (formerly known as Beijing Regard Technology Co., Ltd., or Beijing Regard), which is our related party and another major customer for our software development services. We derived RMB47.5 million, RMB21.2 million and RMB2.9 million (US$0.4 million), or 19.8%, 13.9% and 2.8% of our total net revenues in 2005, 2006 and 2007, respectively, from Shenzhen Ninetowns Enke Software Technology Co., Ltd., or Ninetowns Enke, which is our related party and also one of our franchisees. We derived RMB0.5 million and RMB6.4 million (US$0.9 million), or 0.3% and 6.2% of our total net revenues in 2006 and 2007, respectively, from Guangzhou Ninetowns Wang Li Software Co., Ltd., or Ninetowns Wang Li, which is our related party and also one of our franchisees.

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

Since a significant part of our total net revenues in 2005 and 2006 was generated from software development services, a decline in demand for those services or a change in our relationship with the primary purchasers of those services results in a significant reduction in our total net revenues and our net revenues from the provision of software development services.

We have provided software development services to iTowNet since April 2002. In addition, we provide software development services either directly, or indirectly as a sub-contractor for eGrid, to iTowNet. See Item 7 of this annual report, “Major Shareholders and Related Party Transactions — Related party transactions — eGrid Technology Ltd.”. Net revenues from the provision of software development services, either directly to iTowNet or indirectly to iTowNet through eGrid, accounted for approximately 11.7%, 8.4% and nil of our total net revenues, and 78.7%, 35.9% and nil of our net revenues from the provision of software development services, in 2005, 2006 and 2007, respectively. We intend to continue to offer these services to iTowNet and eGrid, but if we are unable to obtain new software development contracts from iTowNet or from eGrid, we may cease to provide software development services. For 2007, we experienced a significant reduction in our total net revenues and our net revenues from the provision of software development services.

TOC

A significant portion of our total net revenues are generated by our major customers, and the loss of all or part of our net revenues from any of these customers would result in a decline in our total net revenues and a significant increase in our sales and marketing expenditures.

As of May 31, 2008, we have franchise agreements with our four franchisees including (i) Beijing Ninetowns Zhi Fang Software Technology Co., Ltd., or Ninetowns Zhi Fang, (ii) Beijing Ninetowns Xin He Software Technology Co., Ltd., or Ninetowns Xin He, (iii) Ninetowns Wang Li and (iv) Ninetowns Enke, who as a result of their purchases of enterprise software and related customer maintenance services for distribution to end-users, are also four of our largest customers. We currently do not have any distributor.

▪
Our net revenues from sales of our enterprise software and related customer maintenance services from Ninetowns Zhi Fang  were RMB3.3 million, RMB10.0 million and RMB17.6 million (US$2.4 million), which represented 1.4%, 6.5% and 17.0% of our total net revenues for 2005, 2006 and 2007, respectively.

▪
Our net revenues from sales of our enterprise software and related customer maintenance services from Ninetowns Xin He were RMB9.2 million and RMB23.8 million (US$3.3 million), which represented 6.0% and 23.0% of our total net revenues for 2006 and 2007, respectively.

▪
Our net revenues from sales of our enterprise software and related customer maintenance services from Ninetowns Wang Li were RMB0.5 million and RMB6.4 million (US$0.9 million), which represented 0.3% and 6.2% of our total net revenues for 2006 and 2007, respectively.

▪
Our net revenues from sales of our enterprise software and related customer maintenance services from Ninetowns Enke were RMB47.5 million, RMB21.2 million and RMB2.9 million (US$0.4 million) or 19.8%, 13.9% and 2.8% of our total net revenues in 2005, 2006 and 2007, respectively.

To our knowledge, none of our franchisees are PRC government agencies.

eGrid and iTowNet have been our two largest customers for software development services. Our net revenues from the provision of software development and other services to eGrid were RMB24.2 million, RMB16.4 million and RMB0.2 million (US$31,311) or 10.0%, 10.7% and 0.2% of our total net revenues in 2005, 2006 and 2007, respectively. Our net revenues from the provision of software development services to iTowNet were RMB4.1million, or 1.7%, of our total net revenues in 2005. We did not recognize any net revenues from software development services to iTowNet in 2006 and 2007. To our knowledge, iTowNet and eGrid are not PRC government agencies, but iTowNet is 51.0% owned by the PRC Inspections Administration.

In the event one or more of our customers discussed above discontinues their businesses or their dealings with us, and we are unable to find an adequate replacement for such customer in a timely manner, we would suffer a decline in total net revenues and in turn would need to significantly increase our sales and marketing expenditures.

TOC

Our trade receivables, which include trade receivables from related parties, are significant and if customers fail to pay amounts owed, our profitability and financial position could decline.

As of December 31, 2007, our total trade receivables amounted to approximately RMB37.4 million (US$5.1 million), of which our trade receivables from related parties amounted to RMB6.4 million (US$0.9 million). Our total trade receivables as of December 31, 2007 represented approximately 5.0% of our total current assets. As of December 31, 2007, we had an allowance for doubtful debts of approximately RMB23.3 million (US$3.2 million). If any of our franchisees or any of our other customers fails to pay, or delays payment on, all or part of these receivables, we would be required to make additional allowances for doubtful debts and our profitability and financial position could decline.

Our existing major shareholders have substantial control over us and could delay or prevent a change in corporate control, which could in turn reduce the market price of your ADSs.

Our executive officers, directors and shareholders with 5.0% or more shareholding of our company and their affiliates beneficially own approximately 45.4% of our outstanding ordinary shares. Such concentration of ownership might have the effect of delaying or preventing a change in control of our company which could in turn reduce the market price of our ADSs and the voting and other rights of our other shareholders.

Our failure to market our customer maintenance services to our existing users could impair our planned revenue growth.

We offer one year of customer maintenance services with our iDeclare.CIQ basic package, and charge a fee of RMB1,500 per licensee for customer maintenance services each year thereafter. However, we believe that not all of our users and potential users were accustomed to being charged for this type of service. In 2007, we offered customer maintenance service contracts to approximately 37,700 users, so that approximately 30% of the total number of users due for a maintenance contract renewal in 2007 paid for the renewal.  In 2007, we recognized approximately RMB26.4 million (US$3.6 million) from provision of customer maintenance services.

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

TOC

We currently depend on our iDeclare.CIQ product for a substantial majority of our total net revenues and our failure to develop or license additional enterprise software or a decline in demand for iDeclare.CIQ could materially reduce our total net revenues.

Sales of iDeclare.CIQ and related customer maintenance services accounted for approximately 79.3%, 70.4% and 73.9% of our total net revenues in 2005, 2006 and 2007, respectively. Any of the following events could materially reduce our total net revenues.

▪
Any decrease in the demand for or price of iDeclare.CIQ or any increase in competition to iDeclare.CIQ, including but not limited to as a result of the PRC Inspections Administration’s and iTowNet’s endorsement of a comparable product,

▪	Any failure by our company to develop additional enterprise software, any significant shift in our marketing efforts,

▪	Any lasting or prolonged interruption that prevents our enterprise software from delivering data to government entities due to system failures or other factors, or

▪	Any other adverse development specific to iDeclare.CIQ.

In February 2006, the PRC Inspections Administration promoted and distributed a software product that has certain basic functionalities similar to our iDeclare.CIQ, free-of charge to end-users.  As a result of competition from such free software, our sales of iDeclare.CIQ have declined significantly and will likely continue to decline. For example, we sold, together with our franchisees, approximately 1,000 software packages of iDeclare.CIQ during the first quarter of 2008, which is significantly lower than the approximately 2,200 software packages of iDeclare.CIQ sold by our company and our former distributors and franchisees during the first quarter of 2007. In the event such decline continues, we expect to experience a significant decline in our total net revenues.

Competition could reduce our profit margins and revenues.

Companies that have expertise in marketing and providing government-related software products and services may begin to compete with us. There are companies that provide software products and services similar to ours. In addition, there are companies in China that provide such products and services to PRC government agencies other than the PRC Inspections Administration. In particular, there are regional software providers in China implementing systems for provincial branches of government agencies such as the Customs General Administration of the PRC, or PRC Customs. Furthermore, we are aware of one other software provider in China, Fujian Ronji Software Development Co., Ltd., or Ronji, that provides enterprise software for PRC Inspections Administration-related filings. We are also aware of several software developers that provide software development services to our customers, in particular to iTowNet. See Item 4 of this annual report, “Information on the Company — Business overview — Competition.” There can be no assurance that other companies will not pursue opportunities relating to the needs of international trade enterprises making government filings in China.

There are other companies such as Alibaba.com Limited, or Alibaba, and Global Sources Limited, or Global Sources, that provide B2B services that are similar to ours in China. Although we believe that our “vertical search plus value-added service” model is unique in the China market and differentiates our B2B business from the business of these other companies, there can be no assurance that our current and future competitors will not provide services that are substantially similar to our B2B services.

TOC

Our competitors may have greater marketing, programming, research and development, capital and other resources than we do. These resources could enable our competitors to take aggressive action to gain market share. Additionally, we face competition from the free software distributed by the PRC Inspections Administration and from companies with established reputations and political relationships with PRC government agencies. If we do not compete effectively or if we experience any pricing pressure from our potential competitors, we may experience loss of market share and reduced profit margins and revenues.

Future acquisitions and investments could divert our management’s attention, which may have an adverse effect on our ability to manage our business and expose us to potential risks.

Selective acquisitions and investments in new businesses form a part of our strategy to further expand our business. In 2006, we made an investment in a leading Chinese B2B trade facilitator. In 2007, we made investments in a leading Chinese B2B vertical search engine operator and a leading Chinese B2B food and beverage trade facilitator. Following our acquisition of these businesses under our B2B segment, we launched our new B2B vertical search platform, tootoo.com in May 2007 and we launched the second generation of tootoo.com in June 2007.  We plan to utilize these investments in combination with our existing software expertise to further increase our service profile. If we are presented with additional opportunities, we may acquire additional complementary companies, products or technologies, or invest in new businesses. Future acquisitions and investments and the subsequent integration of new companies, assets or business ventures would require significant time and attention from our management. The diversion of our management’s attention to integrate such acquisitions or investments and any difficulties encountered in any integration process could have a material adverse effect on our ability to manage our business and expose us to potential risks, including risks associated with the integration of new operations, technologies and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, the inability to generate sufficient revenues to offset the costs and expenses of acquisitions and investments, and potential loss of, or harm to, our relationships with employees, customers and suppliers.

Our business depends substantially on the continuing efforts of our executive officers and our business may be severely disrupted if we lose their services.

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

TOC

Our inability to attract and retain experienced personnel may adversely affect our ability to create enterprise software for international trade enterprises or provide software development services to PRC government agencies.

Our success depends on our ability to attract, retain, train and motivate highly skilled employees, including experienced software engineers, technical personnel and sales and marketing personnel, all of whom are in great demand in China. In particular, we depend on software engineers who have expertise and experience in creating enterprise software for international trade enterprises as well as providing software development services to PRC government agencies. We may not be able to attract or retain the key personnel that we will need to achieve our business objectives. In addition, we are developing a new B2B business and at times our ability to find and train new employees who have the requisite B2B business experience may not meet the growing demands of our business. As the PRC economy continues to develop, demand for personnel with the skills that we require will increase, which could raise our costs or make it impracticable for us to hire skilled or experienced personnel. Certain of our senior software engineers, technical officers or staff members are not bound by non-competition agreements and those who are not bound could decide to resign or work for our competitors at any time without any contractual restriction. The departure of any of these personnel could have a material adverse effect on our ability to create enterprise software for international trade enterprises, provide software development services to PRC government agencies or develop our new B2B business.

If we continue to grant employee share options and other share-based compensation in the future, our net income could be materially and adversely affected.

We adopted the 2003 Plan in November 2003, and the Amended and Restated 2004 Plan and the 2006 Share Incentive Plan in October 2005, or collectively, the Plans.  As of December 31, 2007, we had granted options under the Plans with the right to purchase a total of 3,464,000 ordinary shares, of which 587,921 unexercised options had been returned to the pool of our ungranted options as a result of resignation from employment by a few former employees.

Until December 31, 2005, we accounted for options granted to our directors and employees in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB 25, and its related interpretations, which require us to recognize compensation expenses for share options that we grant if the exercise price is less than the deemed fair value of our ordinary shares on the date of the grant. However, the Financial Accounting Standards Board, or FASB, has issued Statement No. 123 (Revised 2004), “Share-Based Payments,” or SFAS 123 (R), which requires all companies to recognize, as an expense, the fair value of share options and other share-based compensation to employees at the beginning of the first annual or interim period after June 15, 2005. As a result, beginning on January 1, 2006, we account for compensation costs for certain share options using a fair-value based method and recognize expenses in our consolidated statement of operations in accordance with the relevant rules under U.S. GAAP, which may have a material and adverse effect on our reported earnings. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plan to us. However, if we reduce the scope of the Plans, we may not be able to attract and retain key personnel, as share options are an important employee recruitment and retention tool. If we grant employee share options or other share-based compensation in the future, our net income could be adversely affected.

TOC

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

Our failure to adequately manage our business expansion could result in a deterioration in our results of operations and financial condition.

Our expansion into new businesses such as our B2B business is likely to continue to place a significant strain on our managerial, operational, financial and other resources. Our future success will depend, in part, upon the ability of our senior management to manage our business expansion effectively. Such effective management will require us to implement additional management information systems, to develop further our operating, administrative, financial and accounting systems and controls and to maintain close coordination among our software design, software coding, accounting, finance, marketing, sales and operations organizations. Any failure to implement or improve systems or controls to manage our business expansion effectively could result in a deterioration in our results of operations and financial condition.

We often commence work on software development projects based on verbal agreements and if our customers do not pay us for these services, our working capital requirements and expenses may increase without a corresponding increase in net revenues, which would adversely affect our profitability.

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

TOC

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

We rely on a combination of copyrights, trademarks and other methods to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. In addition, there can be no assurance that others will not independently develop comparable intellectual property. We cannot be certain that the steps we have taken will prevent misappropriations of our technology. From time to time, we may have to resort to litigation or other measures to try to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. We may be unable to enforce our intellectual property rights even through litigation or other measures, particularly in China. See “— Risks related to doing business in China — The uncertain legal environment in China could limit the legal protections available to you and could adversely affect our ability to provide our products and services in China.” In particular, we are aware of an online video game company in China whose name is substantially similar to our name in Chinese. Although we have registered our trademarks in China, we cannot assure you that such company will not take actions against us for trademark infringement. We have registered our trademark in the United States and we are in the process of registering our other trademarks in the United States and China.

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

TOC

Any reduction of our preferential tax treatment as a PRC high and new technology enterprise could materially reduce our net income.

Awarded the certificate of “New and High Technology Enterprise”, our subsidiaries and variable interests entities incorporated in PRC, such as Beijing Ninetowns Ports Software and Technology Co., Ltd., or Ninetowns Ports, Beijing Ninetowns Network and Software Co., Ltd., or Ninetowns Network, Guangdong Ninetowns Technology Co., Ltd., or Guangdong Ninetowns Technology, Beijing Ronghe Tongshang Network Technology Limited, or Ronghe Tongshang, Beijing New Take Electronic Commerce Limited, or Beijing New Take, Beijing Ninetowns Times Electronic Commerce Limited, or Ninetowns Times, Beijing Ninetowns Digital Technology Limited, or Ninetowns Digital, and Shanghai New Take Digital Technology Co., Ltd., or Shanghai New Take, are subject to preferential tax treatments. In addition, we also receive from the PRC government a 14.0% value added tax, or VAT, refund on sales of certain registered software. We cannot assure you that we will continue to enjoy this preferential tax treatment in the future, either due to a change in the PRC government’s tax policies or because a subsidiary or variable interest entity fails to satisfy the financial and operational criteria necessary to maintain its eligibility for such preferential tax treatment. Any reduction in our preferential tax treatment could materially reduce our net income.

On January 1, 2008, the 2008 PRC Enterprise Income Tax Law became effective, which imposes a uniform EIT rate of 25.0% for all enterprises (including foreign-invested enterprises) and revoked the current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises.  However, the preferential EIT rate of 15.0% for “high and new technology enterprises” strongly supported by the State and current preferential tax treatments for foreign-invested high and new technology enterprises are expected to be grandfathered for a period of five years following the effective date of the new law.  Our subsidiaries and variable interest entity must continue to meet a number of criteria in order to continue to qualify for the preferential tax treatments currently available to them. Moreover, the government could determine at any time to eliminate or reduce the scale of such preferential tax policies.

On April 14, 2008, the Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation promulgated the new Measures for Recognition of High and New Technology Enterprise, which became effective on January 1, 2008. If we fail to comply with the requirements for recognition of high and new technology enterprises, our subsidiaries and variable interest entity may not continue to qualify as “high and new technology enterprises” that are supported by the State. Before the subsidiaries and variable interest entity are re-recognized as “high and new technology enterprises”, we will be subject to a 25.0% EIT for all of our subsidiaries in China, except for Ninetowns Port, Ninetowns Network and Guangdong Ninetowns Technology, which are still in their preferential tax treatment period.

Additionally, under the 2008 PRC Enterprise Income Tax Law, enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC are considered resident enterprises and will generally be subject to the EIT at the rate of 25.0% on its global income.  However, the 2008 PRC Enterprise Income Tax Law does not define the term “de facto management bodies.”  Substantially all of our management is currently located in the PRC and if they remain located in the PRC after the effective date of the PRC Enterprise Income Tax Law, we may be considered to be a resident enterprise and therefore may be subject to the EIT at the rate of 25.0% on our global income in the PRC.

TOC

It is likely that we would be considered a passive foreign investment company for 2007, which could lead to additional taxes for U.S. holders of ADSs.

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

It is likely that we would be classified as a PFIC for 2007.  As a result, U.S. holders of shares may be subject to United States federal income tax consequences that are less favorable than those that would apply if we were not a PFIC.

For example, gain from the sale of our shares may be ineligible for preferential capital gains rates and may be subject to an interest charge.  Please see Item 10 of this annual report, “Additional Information – Taxation – United States federal income taxation.”

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

TOC

Government policies, standards, rules and regulations may force us to implement changes to our existing enterprise software or change how we provide products and services to our customers, which could increase our expenses and decrease our profitability.

The software industry in China and the regulatory environment has been and continues to be subject to uncertainty. Although the PRC government adopted policies to encourage the development of the PRC electronic government, or e-government, industry through the “Three Digitizations Project,” there can be no assurance that policies and the government’s standards, rules and regulations relating to the e-government software industry, such as the Regulations for the Protection of Computer Software, will not be implemented, interpreted or revised in a manner that may force us to implement changes to our existing enterprise software or change how we provide products and services to our customers, which could increase our expenses and decrease our profitability. See Item 4 of this annual report, “Information on the Company — Business overview — Regulation” for a discussion of the laws and regulations that apply to our company. We cannot accurately predict the circumstances that would cause the PRC government to implement, interpret or revise its policies in such a manner. Nevertheless, the PRC government could adopt measures to more closely regulate the use of the Internet or the software industry in China in order to enhance the government’s control over the Internet or over the content of software being distributed in China.

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

TOC

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

TOC

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

PRC law requires that lessors of properties possess title certificates to the leased properties. We currently have approximately eight leases for properties that we use as employee housing or as our offices for technical support centers in Guangdong Province, of which six lessors cannot provide copies of the required title certificates.  If there are disputes over the ownership of any of these leased properties for which the lessors do not possess title certificates, our leases may be deemed invalid by the PRC courts and we may be forced to vacate these properties.

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

TOC

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

TOC

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

A number of terms and provision in Notice 75 remain unclear. Because of uncertainty over how Notice 75 will be interpreted and implemented, we cannot predict how it will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries' or variable interest entities’ ability to conduct foreign exchange activities, such as remitting dividends and foreign-currency denominated borrowings, may be subject to compliance with Notice 75 requirements by our PRC resident shareholders. Despite our efforts to fully comply with the SAFE regulations, we cannot assure you that we will obtain, or receive waivers from, any necessary approvals or not be found in violation of the SAFE regulations or any other related foreign exchange regulations. In particular, we cannot assure you that we will be able to cause all our present or prospective PRC resident shareholders to comply with all SAFE regulations.  A failure by our PRC resident shareholders to comply with Notice 75 or our inability to secure required approvals or registrations may subject us to fines or legal sanctions, limit our subsidiaries' ability to make distributions or pay dividends, restrict our overseas or cross-border investment activities or affect our ownership structure, any of which could affect our business and prospects.

All participants in our existing equity compensation plans who are PRC citizens may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional equity compensation plans for our directors, employees and other parties under PRC law.

On April 6, 2007, the capital account department of SAFE issued the Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Option Plan or Stock Option Plan of An Overseas Listed Company, Hui Zong Fa 2007 No. 78, or Circular 78. It is not clear at this time whether Circular 78 covers only equity compensation plans that provide for the grant of stock options or any type of equity compensation plan, such as a plan which authorizes the grant of restricted share awards. For any plan that is so covered and was adopted by a non-PRC listed company (such as our company) after April 6, 2007, Circular 78 requires all participants who are PRC citizens to register with and obtain approvals from SAFE prior to their participation in the plan. In addition, Circular 78 also requires PRC citizens to register with SAFE and make the necessary applications and filings by July 5, 2007 if they participated in an overseas listed company’s covered equity compensation plan prior to April 6, 2007. We believe that the registration and approval requirements contemplated in Circular 78 will be burdensome and time consuming.

Circular 78 has not yet been made publicly available or formally promulgated by SAFE, but it is our understanding that SAFE has begun enforcing its provisions. Nonetheless, we cannot predict whether it will continue to enforce this circular or adopt additional or different requirements with respect to equity compensation plans. If it is determined that our equity compensation plans are subject to Circular 78, failure to comply with such provisions may subject us and the participants of our equity compensation plans who are PRC citizens to fines and legal sanctions and prevent us from being able to grant equity compensation to our personnel, which is currently a significant component of the compensation of many of our PRC employees. In that case, our business operations may be materially adversely affected.

TOC

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

The market price for our ADSs may be highly volatile and subject to wide fluctuations in response to the factors set forth elsewhere in this section, as well as:

•	actual or anticipated fluctuations in our quarterly or semi-annual operating results;

•	actual or anticipated fluctuations in the market price of Internet and PRC-related companies;

•	announcements of new products or services by us or our competitors;

•	conditions in the international trade industry; and

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments.

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

TOC

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

We are a holding company, and we rely on dividends from our Chinese subsidiaries and servicing, licensing and other fees paid to our Chinese subsidiaries by our Chinese affiliated entities and their subsidiaries, including servicing any debt we may incur. If our subsidiaries incur debts on their own behalf in the future, the instruments governing the debts may restrict their ability to pay dividends or make other distributions to us, which in turn would limit our ability to pay dividends on our ordinary shares. PRC regulations permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Our subsidiaries in China are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserve funds that are not distributable as cash dividends.

Other than restrictions imposed by PRC law as set forth under Item 8 of this annual report, “Financial Information — Consolidated statements and other financial information — Dividend policy,” and except as set forth below, our subsidiaries in China are not currently subject to any restriction that would prevent them from paying any dividend or any other form of distribution to us, but there can be no assurance that PRC legal restrictions will not prevent the payment of dividends or distributions in the future.

Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the statutory general reserve fund, which requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances, restricted portion amounted to approximately 50.41% of our total consolidated net assets as of December 31, 2007.

Even though we currently do not require any such dividends, loans or advances from our PRC subsidiaries, we may in the future require additional cash resources from our PRC subsidiaries due to changes in business conditions, to fund future acquisitions or developments, or merely to declare and pay dividends or distributions to our shareholders, although we currently have no intention to do so.

TOC

Pursuant to the new Chinese Enterprise Income Tax Law, which became effective on January 1, 2008, dividends payable by an foreign invested enterprises, or FIEs, to its foreign investors are subject to a 10% withholding tax, unless the foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have a tax treaty with China. Although the new tax law contemplates the possibility of exemptions from withholding taxes for China-sourced income of FIEs, the Chinese tax authorities have not promulgated any related implementation rules and it remains unclear whether we would be able to obtain exemptions from Chinese withholding taxes for dividends distributed to us by our Chinese subsidiaries.

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

TOC

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

TOC

Our management has determined that our internal control over financial reporting as at December 31, 2007 was not effective. During the audit of 2007 financial statements, our independent registered public accounting firm identified material weaknesses in internal control over financial reporting due to (i) inadequate accounting and finance personnel to be commensurate with the Company’s financial accounting and reporting requirements; and (ii) inadequate communication between the audit committee and the internal audit department which affected the effectiveness of the Company’s monitoring activities and anti-fraud program.  However, it is possible that we or our independent registered public accounting firm may identify other significant deficiencies or material weakness in future periods. Such results could cause our investors to lose confidence in the reliability of our internal controls over financial reporting, which could adversely affect the trading price of our ADSs. Furthermore, we anticipate that we will continue to incur increased costs and devote significant management resources to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

Our ordinary shares or ADSs will be a penny stock which imposes significant restrictions on broker-dealers recommending our securities for purchase.

The SEC's regulations define "penny stock" to include ordinary shares that have a market price of less than $5.00 per share, subject to certain exceptions. These regulations include the following requirements: broker-dealers must deliver, prior to the transaction, a disclosure schedule prepared by the SEC relating to the penny stock market; broker-dealers must disclose the commissions payable to the broker-dealer and its registered representative; broker-dealers must disclose current quotations for the securities; if a broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealers presumed control over the market; and a broker-dealer must furnish its customers with monthly statements disclosing recent price information for all penny stocks held in the customer's account and information on the limited market in penny stocks. Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser's written consent to the transaction prior to sale. If our ordinary shares or ADSs become subject to these penny stock rules, these disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for our securities, if such trading market should ever develop. Accordingly, this may result in a lack of liquidity in our ordinary shares or ADSs, and investors may be unable to sell our securities at prices considered reasonable by them.

Item 4.                 Information on the Company.

A.             History and development of the Company

Our predecessor, Ninetowns Technology, a “share cooperative enterprise” formed under PRC law on March 22, 1995, focused on the research and development of software related to the declaration process, in addition to selling the computer hardware and accessories.

TOC

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

From August to October 2004, we completed a series of reorganization transactions to acquire from our shareholder Value Chain International Limited, or Value Chain, the remaining 10.0% equity interest in Beijing New Take, Ninetowns Digital, Ninetowns Times, Ninetowns Ports and Shanghai New Take, as well as a 70.0% equity interest in Tsingdao Fujin Commerce and Finance Software Limited, or Tsingdao Fujin, in exchange for 2,002,312 ordinary shares and US$5,876,540 in cash.

On November 9, 2004, we effected a 4-for-1 split of our ordinary shares in preparation for our initial public offering. On December 3, 2004, we listed our ADSs on the Nasdaq Global Market, under the symbol “NINE.” On December 8, 2004, we completed the initial public offering of our ADSs, each of which represented one ordinary share.

Ixworth formed Beprecise Investments Limited, or Beprecise, a British Virgin Islands company, as a wholly-owned subsidiary in 2006.

On September 15, 2006, we changed our name to “Ninetowns Internet Technology Group Company Limited.”

On October 19, 2006, our wholly-owned subsidiary, Beprecise, acquired a 16.25% interest in Global Market Group Limited, or Global Market. However, our equity interest in Global Market decreased to 9.9% in March 2008 due to dilution caused by Global Market’s financing activities.

On November 8, 2006, Tsingdao Fujin terminated its registration with the Qingdao Industry and Commercial Administrative Bureau, Shinan Branch.

On April 27, 2007, our wholly-owned subsidiary, Ixworth, acquired a 70.0% interest in Ample Spring, a company incorporated in the British Virgin Islands, as part of the acquisition of Ample Spring, we also acquired 70.0% of the equity interests of Baichuan, which is one of our variable interest entities. On December 14, 2007, we acquired, through our variable interest entity, Ronghe Tongshang, a 19.8% interest in Hangzhou Tophere Info-Tech, Inc., or Hangzhou Tophere, a company incorporated in the PRC for a consideration of RMB4.5 million.

TOC

On May 29, 2007, we established Guangzhou Yuejiu Inspection Services Limited, or Guangzhou Yuejiu, a PRC company with a registered capital of RMB5 million. Guangdong Inspection & Quarantine Technology Center and Guangdong Ninetowns Technology contributed RMB2,550,000 and RMB2,450,000 in exchange for a 51.0% and 49.0% equity interest in Guangzhou Yuejiu, respectively.

On April 2, 2008, we established Beijing Ninetowns Software Co., Ltd., or Ninetowns Software, a PRC company with a registered capital of RMB100 million. Ninetowns Software is wholly-owned by Ninetowns Ports.

We conduct our business in China through seven PRC subsidiaries, namely (i) Beijing New Take, (ii) Ninetowns Digital, (iii) Ninetowns Times, (iv) Ninetowns Ports, (v) Shanghai New Take, (vi) Guangdong Ninetowns Technology and (vii) Ninetowns Network; two variable interest entities, namely (i) Ronghe Tongshang and (ii) Beijing Baichuan Tongda Science and Technology Development Company Ltd., or Baichuan, which we effectively control, through a series of contractual agreements entered into in 2006 and 2007, respectively. For more information, see Item 7 of this annual report “Major Shareholders and Related Party Transactions – Related party transactions—Control over Ronghe Tongshang” and “Major Shareholders and Related Party Transactions – Related party transactions—Control over Baichuan.” Our principal executive offices are located at 22nd Floor, Building No. 1, Capital A Partners, No.20 Gongti East Road, Chaoyang District Beijing 100020, People’s Republic of China. Our telephone number in China is (86 10) 65899922. We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent for service of process in the United States.

Our capital expenditures for 2005, 2006 and 2007, which totaled approximately RMB31.4 million, RMB75.9 million and RMB191.6 million (US$26.3 million), respectively, consisted primarily of purchases of property and equipment as well as copyright for software and acquisition of interests in subsidiaries and other investments. During 2005, 2006 and 2007, we paid deposits for the acquisition of property and equipment in the amounts of RMB23.4 million, RMB0.4 million and RMB34.8 million, respectively.  We anticipate that we will incur capital expenditures in 2008 of approximately RMB10.0 million (US$1.4 million) to purchase equipment and software products to support our new software development projects and development of our B2B business and services and approximately RMB20 million (US$2.7 million) for strategic acquisitions and investments. We expect to use our cash flow from operations and our available cash to fund such capital expenditures (including capital expenditures for development of new software products and functions) and to execute our business strategy.

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

TOC

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

We believe the market for our enterprise software is large and relatively under-penetrated. The market for our enterprise software relating to the declaration process consists of international trade enterprises in China. According to the PRC Ministry of Commerce, there were approximately 644,000 foreign-invested companies registered to do business in China as of May 31, 2008, many of which engage in importing goods into and exporting goods from China, as well as millions of PRC-based companies which do not have foreign investment but which do engage in importing and exporting. Of these companies, as of May 31, 2008, only approximately 157,000 engaged in electronic import/export declaration processing. We believe approximately 140,000, or approximately 89.2%, of such users use our enterprise software to complete the declaration process with the PRC Inspections Administration.

In August 2005, the PRC Inspections Administration selected our company as the winning bidder in connection with the PRC Inspections Administration’s request for proposals for the development of a software product that has certain basic functionalities similar to those of iDeclare.CIQ and iProcess.CIQ.

TOC

The PRC Inspections Administration agreed to pay a one-time fee of RMB3.3 million (US$423,000) to purchase the ownership of the software product that we developed. The development of such software product was completed in December 2005 and the PRC Inspections Administration commenced to distribute such software products free-of-charge to end-users in February 2006. The distribution of free software products had a significant adverse effect on our business, our results of operations and profitability. For example, we sold, together with our franchisees, approximately 1,000 software packages of iDeclare.CIQ during the first quarter of 2008, which is significantly lower than the approximately 2,200 software packages of iDeclare.CIQ sold by our company and our former distributors and franchisees during the first quarter of 2007.

In 2007, we derived 74.7% of our total net revenues from sales of enterprise software and related customer maintenance services and 24.8% from software development services. Specifically, we recognized net revenues from sales of our enterprise software and related customer maintenance services of RMB203.5 million, RMB116.8 million and RMB77.3 million (US$10.6 million) in 2005, 2006 and 2007, respectively. We believe there were approximately 122,000, 130,000 and 138,000 licensees of our enterprise software registered on their data exchange platforms as of December 31, 2005, 2006 and 2007, respectively.

In May 2007, the PRC Inspections Administration selected our company as one of the winning bidders in connection with the PRC Inspections Administration’s request for proposals for servicing the free import/export e-filing software provided by the PRC Inspections Administration. In 2008, we believe that the PRC Inspections Administration decreased its efforts to promote its free software and we believe there is uncertainty surrounding the PRC Inspections Administration’s future promotional plans for its free software. Our financial outlook from maintenance servicing of the free software product has been negatively impacted for the reasons stated above. As a result, we revised the financial performance assumptions of our business-to-government, or B2G division, which incorporates our enterprise software and related customer maintenance services and software development services reporting units, and re-assessed the goodwill in connection with our pre-IPO acquisitions. Accordingly, we recorded an one-time non-cash goodwill impairment charge of RMB193.6 million (US$26.5 million) in the fiscal year 2007.

Our B2B business and services are offered through tootoo.com, our B2B vertical search platform that was launched in May 2007. In June 2007, we launched the second generation of tootoo.com, expanding our users’ access to approximately 15 million products offered by over 8 million global suppliers. In December 2007, we made an investment in a leading Chinese B2B food and beverage trade facilitator.

We intend to increase our revenues primarily by leveraging and strengthening our market reputation, enhancing value for our clients through broader product offerings and improved customer maintenance services, expanding our client base through increased marketing, maintaining our leadership in technical and industry knowledge and pursuing selective strategic acquisitions and investments. We also intend to continue to expand our B2B business and services by leveraging our B2G experience and expertise to become a leading B2B search and service provider. However, given the uncertain impact on our business resulting from the distribution and promotion of free software products by the PRC Inspections Administration to end-users and the uncertainties related to our B2B business, we cannot predict the growth in our revenues, if there are any at all.

TOC

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

TOC

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

Competitive advantages

We believe we have achieved the leading position in our industry, in part, by establishing the competitive strengths described below:

First to market, setting the industry standard

We assisted in designing and building the electronic infrastructure used by the PRC Inspections Administration to accept and process electronic declarations. We believe our enterprise software for PRC Inspections Administration filings is perceived by our customers and others to be the industry standard in our market because:

•	we helped build the PRC Inspections Administration’s system for accepting and processing electronic declarations,

•	our enterprise software is highly reliable,

•	we believe our enterprise software was the first made available for electronic declaration processing with the PRC Inspections Administration,

•	we believe our enterprise software was the first product endorsed by the PRC Inspections Administration for use in such declarations, and

•	as of May 31, 2008, our enterprise software is being used by approximately 89.2% of all filers making electronic PRC Inspections Administration declarations.

TOC

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

Extensive distribution and support network

TOC

Currently, through our own distribution network and our franchisees, we maintain four technical support centers, and also cooperate with our franchisees to jointly maintain 33 technical support centers to reach most of the major import/export cities in China.  Through them, we provide coverage, sales and marketing and customer maintenance services to most of the major import/export cities in China.

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

Business strategy

Our primary goal is to create long-term shareholder value and to become the leading software company that enables enterprises and government agencies to streamline their import/export processes in China.  Our new B2B strategy leverages our market intelligence for B2G services and trade processing by integrating B2B vertical search capabilities into our service profile with pioneering vertical search technology. We believe China’s rapidly growing import/export activities, continuous import/export policy changes and evolving import/export filing requirements, coupled with the PRC government’s initiative to streamline and use the Internet to carry out various government operations, provide us with significant growth opportunities. We intend to use our cash flow from operations and our available cash to pursue the following strategies:

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

Enhance value for existing clients through broader product offerings and improved customer maintenance services

We intend to develop new functions for our existing products to enhance the interaction between our users and the PRC Inspections Administration, other PRC trade-related government agencies and related third parties. For example, we are in the process of developing additional functions to further expand our existing iDeclare.CIQ products, such as applications for permits to import used equipment, paint, food and cosmetic products. In addition, we currently support our existing users jointly with our four franchisees through four technical support centers operated and maintained by us and 33 technical support centers operated and maintained by our four franchisees located in most of the major import/export cities in China.

TOC

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

On April 27, 2007, Ixworth, our wholly owned subsidiary, acquired a 70.0% interest in Ample Spring.  Under this transaction, we paid a consideration of RMB105 million (US$14.4 million) in 2007. Ample Spring is a related party of Baichuan, a leading Chinese B2B vertical search engine operator.  Our company launched our new B2B vertical search platform, tootoo.com in May 2007. By leveraging our B2G expertise with these recent acquisitions and integrating Baichuan's pioneering vertical search technology and supplier ranking system with the in-depth quality validation process offered by our existing software solutions, tootoo.com is positioned to become a leading B2B search and service provider. Our new and improved tootoo.com site features advanced vertical search capabilities for global buyers and suppliers. The second generation of tootoo.com, launched in June 2007, provides users with information on approximately 15 million products offered by over 8 million global suppliers. We plan to continue to seek opportunities to cooperate with other B2B platforms and technology to further increase our service profile. On December 14, 2007, we acquired, through our variable interest entity, Ronghe Tongshang, a 19.8% interest in Hangzhou Tophere, a leading Chinese B2B food and beverage trade facilitator, for a consideration of RMB4.5 million.

TOC

Products and services

In 2007, we derived 74.7% of our total net revenues from sales of enterprise software and related customer maintenance services, 24.8% of our total net revenues from provision of software development services and 0.5% of our total net revenues from provision of B2B search services.

The products and services we offered in 2007 included the following:

Enterprise software

We have five enterprise software products currently available commercially or in trial version: (i) iDeclare.CIQ, (ii) iProcess.CIQ, (iii) User Message Agent, or UMA, and (iv) iQM.

iDeclare.CIQ series

Commercially introduced in August 2000, the iDeclare.CIQ series of products enables international trade enterprises to complete the declaration process electronically over the Internet. We initially offered the iDeclare.CIQ basic package, which included two separate software functions, for a one-time license fee of RMB6,800, including one year of customer maintenance services. In September 2001, we started to offer the current iDeclare.CIQ basic package, which includes six separate software functions, for a one-time license fee of RMB4,500, including one year of basic customer maintenance services.  In September 2006, we also developed Ninetowns Network Quality Supervision Software v1.0, the newest version of software in the iDeclare.CIQ series.  We charge RMB1,500 for each additional year of customer maintenance services, which includes a number of value-added services in addition to the basic maintenance services, such as site visits to carry out maintenance procedures and automatic updates of software relating to changes in codes associated with goods, countries and regions and changes to import/export regulations.  In 2005, 2006 and 2007, we generated RMB186.5 million, RMB107.9 million and RMB76.5 million (US$10.5 million), respectively, of net revenues from sales of the iDeclare.CIQ basic package and related customer maintenance services (including the per declaration fees as described below), which represented a substantial portion of our net revenues from sales of enterprise software in each of those periods.

A limited number of our iDeclare.CIQ users, substantially all of whom are located in Guangdong Province, China, do not pay a one-time license fee or annual customer maintenance service fees. Instead, such users pay a fee of RMB20 per declaration filing made using iDeclare.CIQ. Net revenues from sales of enterprise software included RMB23.6 million, RMB21.9 million and RMB21.7 million (US$3.0 million) of such per-use fees, or 9.8%, 18.7% and 28.1% of our net revenues for sales of enterprise software in 2005, 2006 and 2007, respectively.

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

TOC

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

TOC

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

In 2006 and 2007, we generated RMB5.5 million and RMB0.07 million (US$0.01 million), respectively, of net revenues from sales of the iProcess.CIQ product series.

In 2007, we recorded a non-cash impairment charge of RMB193.6 million (US$26.5 million) due to the negative impact on our financial outlook for maintenance servicing of the free software offered by the Chinese government. We believe that the Chinese government’s decreased efforts to promote its free software have resulted in a corresponding decline in the need for our maintenance services. Additionally, we believe there is some uncertainty surrounding the Chinese government’s future promotional plans for its free software. Our management continues to believe in the long-term potential of our iDeclare. CIQ product series and is committed to the continued development and promotion of this product.

UMA series

Commercially launched in October 2003, the UMA series of enterprise software facilitates effective and secure data transfers:

•	within iTowNet’s data exchange platforms;

•	among PRC Inspections Administration’s internal processing systems; and

TOC

•	between PRC government agencies.

We entered into a product sales and service contract with iTowNet in October 2003. Pursuant to such contract, we sold certain UMA software to iTowNet for a one-time license fee of RMB50,000. We also charge RMB15,000 per licensee for each year of customer maintenance services.

In 2006 and 2007, we recognized RMB3.5 million and RMB228,402 (US$31,311), respectively, in net revenues from sales of the UMA series of enterprise software and related customer maintenance services. We do not plan to continue to offer our UMA series for sale due to the significant decline in net revenues from sales of our UMA series software. We do not expect to have any sales of the UMA series of enterprise software and related services in 2008.

iQM series

Our iQM product series was introduced in 2007. The most recently launched version of our iQM product series is used by international trade enterprises to collect, analyze, monitor, correct and track product quality-related data from the raw material stages to final production. Our iQM product series is also used to provide disqualification alerts and assist with order processing and laboratory management.

Our iQM product series provides the following functions to our enterprise customers: (i) the declaration of electronic supervision data, (ii) enterprise quality management, (iii) a mobile business platform and (iv) statistics and quality analyses. Our iQM product series is a production quality management application that connects enterprises and the electronic supervision system of the PRC Inspections Administration via the Internet. Our product focuses on “live” production procedures at our enterprise customers’ facilities by utilizing real-time data collection and supervision of the main aspects of production procedures, including information regarding management of raw materials, certain production procedures, monitoring of finished goods and storage management, all in accordance with the requirements of the Hazard Analysis Critical Control Point, or HACCP, and ISO 9001 quality management systems.  HACCP is a process control system which identifies where potential hazards may occur in the food production process chain and implements stringent preventative measures. ISO 9001 is one among a series of documents that define certain requirements for quality management system standards. Since all of the data collected using our iQM product series can be transferred directly to the PRC Inspections Administration, our iQM product series significantly improves the efficiency level for governmental inspection of enterprises that use our product and the overall efficiency of the export process.

The quality management product is still relatively new to the market and as yet, we believe that no market leader has emerged in this industry. We believe that our iQM product series is the first of its kind on the market. Currently, our iQM product series is available only in Guangdong province on a trial basis and the available versions of our products are industry-specific, ranging from toys and foods processing, aquatic and livestock breeding and vegetation planting. As of March 31, 2008, we had approximately 800 paying enterprise customers who use our iQM product series.

Software development services

We provide software development services to PRC government agencies, their related entities and their third party service providers in order to enhance electronic data exchange, processing and monitoring capabilities. Our software development services consist of the design, development and maintenance of, and enhancement to: (i) the internal software systems used by PRC government agencies and their related entities to process electronic filings made with our enterprise software, and (ii) the data exchange platforms which serve as the interface between such systems and users of our enterprise software.

TOC

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

On February 16, 2006 and February 28, 2006, we entered into two software development contracts with the PRC Inspections Administration pursuant to which we contracted to develop an electronic monitoring system and an “import and export hygiene monitoring system” for the PRC Inspections Administration for RMB3.3 million (US$423,000) and RMB1.6 million (US$205,000), respectively. On April 26, 2007, we entered into a series of software development contracts with the PRC Inspections Administration pursuant to which we contracted to develop an electronic monitoring system data exchange platform for RMB7.8 million (US$1.1 million).

We generally recognize revenue from software development services based on a percentage of the work that is completed and do not recognize any revenue until a contract is signed with customers.

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

TOC

Seasonality

There is no particular seasonal fluctuation in our sales except that net revenues from sales of our enterprise software in the first quarter are typically lower than in other quarters. This is primarily due to decreased business activities throughout China before, during and after the Chinese New Year holidays, which occur in January or February each year. In addition, net revenues from software development services are typically higher in the third and fourth quarters of each year because our software development contracts are usually signed during that time. However, we cannot predict when our software development contracts will be signed in the future, or if they will be signed at all.

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

Sales and marketing

We have implemented our sales and marketing initiative in three phases. In the first phase, we relied mainly on direct sales of new software products to international trade enterprises. In the second phase, we used authorized distributors to reach additional international trade enterprises. We are currently implementing the third phase of our sales and marketing initiative by helping third parties establish franchisees to sell our software products. Our intention is to continue to use a focused strategy designed to further enhance our brand name and acquire new customers by recruiting franchises, who will use the “Ninetowns” brand name in the sales and marketing of our enterprise software.

TOC

Direct sales and marketing

We re-defined our regional markets and changed our business model from direct sales to a regional franchise model.

As of December 31, 2007, we had a sales and marketing force consisting of approximately 440 people, serving mainly the southern regions of China.  Our sales and marketing representatives also perform customer maintenance services.

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

Sales by authorized distributors

We had previously contracted with distributors to undertake marketing, distribution and service activities in certain provinces in China but the distribution agreements with our two former authorized distributors, expired and we chose not to renew them.  We currently do not have any distributors.

For 2005, 2006 and 2007, net revenues from sales of enterprise software we recognized from our former authorized distributors amounted to approximately RMB71.4 million, RMB17.0 million and nil, respectively.

Sales by our franchisee

It is our current strategy to expand our franchisee network to undertake marketing, distribution and service activities using the “Ninetowns” brand name. As of December 31, 2007, we have four franchisees, Ninetowns Enke, Ninetowns Zhi Fang, Ninetowns Xin He and Ninetowns Wang Li.

▪
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

TOC

▪
Our franchise agreements with Ninetowns Zhi Fang were entered into in May 2005 for two of our software products, iQs under the iProcess.CIQ series and our iDeclare.CIQ basic package.  Each of these franchise agreements has a two-year term and does not contain any minimum sales commitment.

▪	In January 2006, we engaged Ninetowns Xin He, as a franchisee. The franchise agreement with Ninetowns Xin He has a two-year term and does not contain any minimum sales commitment.

▪	In October 2006, we entered into a franchise agreement with Ninetowns Wang Li for our iDeclare.CIQ basic package. This agreement has a two-year term and does not contain minimum sales commitments.

▪
In December 2006, we renewed and revised our franchise agreements with Ninetowns Enke, Ninetowns Xin He, Ninetowns Zhi Fang and Ninetowns Wang Li for our new software version under the iDeclare.CIQ series, Ninetowns Network Quality Supervision Software v1.0 software, each for two-year terms and without minimum sales commitments.  Our franchisees provide customer maintenance services to our enterprise software users. We intend to focus on establishing new franchisee arrangements in the future.

For 2005, 2006 and 2007, net revenues from the sale of enterprise software generated by our franchisee amounted to approximately RMB50.8 million, RMB40.9 million and RMB50.7 million (US$7.0 million), respectively.

Customers

In 2007, our customers for sales of enterprise software and related customer maintenance services include our franchisees and international trade enterprises that we sell our software to directly. Our users are engaged in a wide variety of import and export activities in China. For 2005, 2006 and 2007, our five largest enterprise software customers, which consisted primarily of our former distributors and franchisees, accounted for approximately 60.1%, 49.1% and 65.9%, respectively, of our net revenues from sales of enterprise software and related customer maintenance services.

Our customers for software development services include the PRC Inspections Administration, iTowNet eGrid and other third party customers. iTowNet and eGrid accounted for substantially all of our net revenues for provision of software development services in 2005 and 2006.  In 2007, we did not generate any revenue from provision of software development services to iTownet and eGrid.

TOC

Customer maintenance services

We believe our ability to provide customer maintenance services is one of the key factors to building user loyalty. We offer one year of free customer maintenance services with our iDeclare.CIQ basic package, and charge a fee of RMB1,500 for customer maintenance services each year thereafter.

The free customer maintenance services we provide in connection with our software products generally include:

•	after-sales software maintenance;

•	help-desk via telephone; and

•	non-specific enhancement of the software on a when-and-if-available basis.

The paid customer maintenance services we provide in connection with our software products generally include:

•	site visits to carry out maintenance procedures;

•	support via facsimile and email;

•	updates and enhancement to the software through the Internet and our website;

•	automatic updates of software relating to changes in codes associated with goods, countries and regions and changes to import/export software; and

•	training for new updates to our enterprise software.

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

Each of our technical support centers functions as a call center that responds to calls from customers located in the surrounding areas. As of December 31, 2005, 2006 and 2007, we had 454, 128 and 192 customer service and technical support employees, respectively.

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

TOC

We compete with several software developers in bidding for software development projects. In particular, we compete against eGrid, which is a related party of our company and one of our major customers in our software development business, to provide software development services to iTowNet.

There are other companies such as Alibaba and Global Sources that provide B2B services that are similar to ours in China. Although we believe that our “vertical search plus value-added service” model is unique in the China market and differentiates our B2B business from the business of these other companies, there can be no assurance that our current and future competitors will not provide services that are substantially similar to our B2B services.

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

As of December 31, 2007, we had registered 46 software copyrights and three trademarks in China and one registered trademark for our name “Ninetowns” in the United States. We are in the process of registering certain of our other trademarks in the United States and Hong Kong.

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

TOC

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

New B2B Business

On October 19, 2006, our indirect wholly-owned subsidiary, Beprecise, acquired a 16.25% interest in Global Market, a leading Chinese B2B trade facilitator headquartered in Guangzhou. However, our equity interest in Global Market decreased to 9.9% in March 2008 due to dilution caused by Global Market’s financing activities. On April 27, 2007, Ixworth, our wholly owned subsidiary, acquired a 70.0% interest in Ample Spring, a related party of Baichuan, a leading Chinese B2B vertical search engine operator.  Our company launched our new B2B vertical search platform, tootoo.com in May 2007, through which our B2B business and services are offered.  We launched the second generation of tootoo.com in June 2007, expanding our users’ access to approximately 15 million products offered by over 8 million global suppliers. On December 14, 2007, we acquired a 19.8% interest in Hangzhou Tophere, a leading Chinese business-to-business food and beverage trade facilitator headquartered in Hangzhou.

We launched the second generation of tootoo.com in June 2007, which features advanced vertical search capabilities plus value-added services for global buyers and suppliers. The second generation of tootoo.com provides users with information on approximately 15 million products offered by over 8 million global suppliers and provides leading industry-specific news and information for our users. As part of our value-added services, we offer virtual showrooms for suppliers to display their products.  We also provide total quality sourcing services, or TQS services, through which we provide supplier quality rankings and scores based upon a variety of factors including company profile, business, technology, delivery, quality and manufacture.  We believe that our TQS services are unique in the B2B search engine market and that our focus on such quality-driven vertical search services gives us a competitive advantage over our competitors. We focused on continued development of our B2B business by enhancing our user experiences and site functionality through various efforts, such as optimizing registration and inquiry procedures, providing an online instant message helpdesk system called “Trade Baby”, and improving the functionality of our B2B search system. As a result of our efforts in developing our B2B segment with a focus on quality-driven services, we had approximately 108,000 registered users as of the end of 2007 and approximately 258,000 registered users as of the end of May 2008.

In 2007, we registered two patents for our search technology in the PRC.  In 2008 and 2009, we plan to continue our efforts to provide quality-driven services and improve and upgrade the interaction and functionality of our B2B search services, to enhance and improve our users’ experience through development of real-time online customer services and to optimize the user registration and feedback experience.

In 2009, we plan to focus on sales and marketing of our B2B segment. We currently have an internal network that monitors and analyzes end-Internet traffic of tootoo.com and we plan to use this information to enhance our future sales and marketing strategy.

TOC

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

New regulation relating to the administration of an office

In April 2006, State Administration of Industry and Commerce, Ministry of Commerce, State General Custom and SAFE jointly promulgated “Implementation Opinion on Certain Issues about Application of Laws on Administration of Approval and Registration for Companies with Foreign Investment”, or the Opinion. According to the Opinion, the registration requirements for companies with foreign investment apply to companies registered under the PRC Company Law, as amended on October 27, 2005 and effective on January 1, 2006, and the Regulations on Administration of Companies, amended on December 18, 2005, except otherwise stipulated by the laws and regulations specifically governing companies with foreign investment. According to the Opinion, the registration of offices established by companies with foreign investment is required to cease. The Opinion also provides that the procedures of variation or renewal for the offices that have been registered will not be carried out. Once the operating term of an office expires, the procedure of “cancellation of registration” will be implemented. If necessary, such company can choose to establish a branch office.

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

TOC

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

Software products registration

On October 27, 2000, the MII issued the Measures Concerning Software Products Administration, to regulate and administer software products and promote the development of the software Industry in China. Pursuant to the Measures Concerning Software Products Administration, all software products operated or sold in China must be duly registered with the relevant authorities.

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

TOC

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

TOC

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

Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the statutory general reserve fund, which requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances, restricted portion amounted to approximately RMB540.1 million (US$74.0 million), or 50.3% of our total consolidated net assets as of December 31, 2007.

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

TOC

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

TOC

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

TOC

C.             Organizational structure

We conduct substantially all of our business through seven PRC subsidiaries and two variable interest entities in China. The following diagram illustrates our subsidiaries, their country of incorporation and the proportion of our ownership of each as of May 31, 2008.

TOC

For details of the above subsidiaries and variable interest entities, see “— History and development of the company.”

D.             Property and equipment

Our principal executive offices occupy a total of approximately 7,992 square meters on the 19th-23rd and 25th floor of Building No. 1, Capital A Partners, No. 20 Gongti East Road, Chaoyang District, Beijing 100020 PRC. In addition, we occupy a representative office of approximately 10 square meters at 11F, KaWah Bank Centre, 232 Des Voeux Road, Central, Hong Kong. As of May 31, 2008, we have one premise which we own and we have also leased 10 premises in the following cities and municipalities to serve as technical support centers and quarters for our technical support staff:

Location of Leased Properties	Space (in square meters)	Number of employees
Dongguan	921.69	52
Guangzhou	120.85	27
Beijing	651.65	52
Shanghai	139.00	2
Total	1,733.19	133

During 2005, we transferred a number of technical support centers to our franchisees in an effort to reduce the number of technical support centers that we operate on our own.  We currently support our existing users jointly with our four franchisees through four technical support centers operated and maintained by us and 33 technical support centers operated and maintained by our four franchisees located in most of the major import/export cities in China.

Ninetowns Ports purchased six commercial units in Building No.1, Capital A Partners in Beijing, with an aggregate space of approximately 7,992 square meters and we use such premises as offices.  In addition, Guangdong Ninetowns Technology purchased ten commercial units in the Ling Chuang Building in Guangzhou with an aggregate space of approximately 3,797 square meters and we use such commercial units as offices.

Insurance

We do not maintain business liability insurance and to our knowledge, other software companies in China do not maintain such insurance. We do maintain vehicle liability insurance. While business disruption insurance is available, we have determined that the risks of disruption and the cost of insurance are such that we do not require it at this time. Any business disruption, litigation or natural disaster might therefore result in substantial costs and diversion of our resources.

We do not maintain key-man life insurance for any member of senior management. We maintain directors and officers insurance for our directors and members of senior management.

Item 4A.                      Unresolved Staff Comments

Not applicable.

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

In 2008, we believe that the PRC Inspections Administration decreased its efforts to promote its free software and we believe that there is uncertainty surrounding the PRC Inspections Administration’s future promotional plans for its free software.  As a result, our financial outlook from maintenance servicing of the PRC Inspections Administration’s free software product has been negatively impacted.  In re-assessing our goodwill for 2007, we decided to record a one-time non-cash goodwill impairment charge of RMB193.6 million (US$26.5 million) for our B2G reporting segment.

We are currently in the process of developing our B2B strategy.  We have pursued selective strategic acquisitions.  On October 19, 2006, we acquired a 16.25% interest in Global Market, a leading Chinese B2B trade facilitator headquartered in Guangzhou. Subsequently, our equity interest in Global Market decreased to 9.9% in March 2008 due to dilution caused by Global Market’s financing activities. On April 27, 2007, we acquired a 70.0% interest in Ample Spring, a related party of Baichuan, which is a leading Chinese B2B vertical search engine operator.  We launched our new B2B vertical search platform, tootoo.com in May 2007, through which our B2B business and services are offered.  We launched the second generation of tootoo.com in June 2007, which features advanced vertical search capabilities plus value-added services for global buyers and suppliers. In December 2007, we acquired a 19.8% interest in Hangzhou Tophere, a leading Chinese B2B food and beverage trade facilitator headquartered in Hanghzhou.  By leveraging our B2G expertise with these recent acquisitions and integrating Baichuan's pioneering vertical search technology and supplier ranking system with the in-depth quality validation process offered by our existing software solutions, we believe that tootoo.com is positioned to become a leading B2B search and service provider.

We generated total net revenues of RMB239.9 million, RMB153.2 million and RMB103.5 million (US$14.2 million) in 2005, 2006 and 2007, respectively. The decrease in our total net revenues was due to the continued effects of the PRC Inspections Administration’s free distribution of products that are similar to our iDeclare.CIQ product series in 2006.  Our net income in 2005 was RMB151.6 million decreasing to RMB45.9 million in 2006.  Our net loss in 2007 was RMB230.5 million (US$ 31.6 million) representing a significant decrease from 2006.  The net loss in 2007 was mainly attributable to (i) the one-time non-cash goodwill impairment charge; (ii) the provision for doubtful accounts; and (iii) the increased costs of pursuing our B2B strategy.  We believe there were approximately 122,000, 130,000 and 138,000 licensees of our enterprise software registered to effect electronic import/export processing with the PRC Inspections Administration as of December 31, 2005, 2006 and 2007, respectively.

The major factors affecting our results of operations and financial condition include:

TOC

Focus on sales of enterprise software and related customer maintenance services and software development services

Our predecessor, Ninetowns Technology, was formed in 1995 to focus on the research and development of software related to the declaration process, in addition to selling computer hardware and accessories. During the first several years of our operations, our net revenues from computer hardware sales constituted almost all of our total net revenues and provided the necessary funding for our development of software related to the declaration process. As we developed, we engaged in three main lines of business: (i) sales of enterprise software and related customer maintenance services, (ii) provision of software development services, and (iii) sales of computer hardware and accessories. Since 2001, we have shifted our business focus from sales of computer hardware and accessories to sales of enterprise software and related customer maintenance services and provision of software development services. Sales of computer hardware and accessories accounted for an insignificant percentage of our total net revenues in 2006.  We did not generate any revenue from sales of computer hardware and accessories in 2007 and we expect sales of computer hardware and accessories to be a negligible part of our business in the future as we are gradually exiting from this line of business. We intend to continue deploying our resources on sales of enterprise software and related customer maintenance services and provision of software development services that enable enterprises and trade-related PRC government agencies to streamline the import/export process in China. In addition, we also intend to continue to expand our B2B business and services by leveraging our B2G experience and expertise to become a leading B2B search and service provider.

Growth of the import/export industry in China

Our financial results have been, and we expect them to continue to be, affected by the growth of the import/export industry in China. According to Global Insight, the total value of import/export transactions in China reached approximately US$2.2 trillion in 2007, up from approximately US$1.4 trillion in 2005 and approximately US$1.7 trillion in 2006. As a result of China’s accession into the WTO in 2001, tariffs imposed by China on all imported goods are expected to be reduced and PRC-imposed import quotas and permit requirements are expected to be gradually eliminated. We believe the combination of a rapidly growing PRC economy and China’s accession to the WTO will accelerate the growth of the import/export industry in China, and as a result create additional demand for our products and services.

Change in number of potential users

The number of users of our enterprise software has increased significantly since we first launched our iDeclare.CIQ software products in August 2000. The increase was partially attributable to the increasing number of PRC international trade enterprises and partially attributable to the increasing demand from such enterprises for more efficient import/export processing methods. We expect an increase in the number of PRC international trade enterprises as the PRC economy continues to expand. We believe this in turn will increase demand for our enterprise software and related customer maintenance services and software development services, as international trade enterprises seek an efficient means of completing the declaration process.

However, while the growth rate of our user base has decreased continuously, we believe that we have continued to make sales of our iDeclare.CIQ software packages and related customer maintenance services due to certain benefits offered to our paid customers that are not offered to users of the free software.  Such benefits include the one year customer maintenance service as well as automatic Internet updates and enhancements to our software. In August 2005, the PRC Inspections Administration asked us to develop a software product that has certain basic functionalities similar to those of our iDeclare.CIQ and iProcess.CIQ product series.  The PRC Inspections Administration paid a one-time fee of RMB3.3 million (US$423,000) to purchase the ownership of the software product that we developed. In February 2006, the PRC Inspections Administration commenced to distribute such software products free-of-charge to end-users.  We believe that the distribution of the free software products, while in the long run will likely increase the number of e-filers and hence increase demand for our enterprise software services, will have a significant adverse effect on our total net revenue, our results of operations and profitability in the short-term. For example, we sold, together with our franchisees, approximately 1,000 software packages of iDeclare.CIQ during the first quarter of 2008, which is significantly lower than the approximately 2,200 software packages of iDeclare.CIQ sold by our company and our franchisees during the first quarter of 2007. However, while the growth rate of our user base has decreased significantly, we believe that users continued to purchase our iDeclare.CIQ software packages because of the benefits offered to our paid customers that are not offered to users of the free software.  Such benefits include the one year customer maintenance service as well as automatic Internet updates and upgrades. In May 2007, the PRC Inspections Administration selected our company as one of the winning bidders in connection with the PRC Inspections Administration’s request for proposals for servicing the free import/export e-filing software provided by the PRC Inspections Administration.  However, in 2008, we believe that the PRC Inspections Administration decreased its efforts to promote its free software and we believe there is uncertainty surrounding the PRC Inspections Administration’s future promotional plans for its free software.

TOC

Expanding our user base through franchisees

We believe our user base has substantial growth potential due to the high number of international trade enterprises that possess import/export rights in China. According to the PRC Ministry of Commerce, there were approximately 644,000 foreign-invested companies registered to do business in China as of May 31, 2008. In addition, there are numerous PRC-based companies that possess import/export rights. A key component of our growth strategy is to secure new customers through the efforts of our franchisees and we intend to engage additional franchisees to expand our marketing and distribution network. Currently, we have engaged four franchisees to undertake marketing, distribution and service activities in China.

Description of revenues, cost items and trade receivables

We primarily operate in two segments of business: (i) B2G services and (ii) B2B search services. Our B2G business segment includes sales of enterprise software and related customer maintenance services, software development services and sales of computer hardware and accessories. Currently, our total net revenues are primarily derived from our sales of enterprise software and related customer maintenance services. As we are gradually exiting the computer hardware and accessories industry, we did not generate any revenue from sales of computer hardware and accessories in 2007.  Our B2B business segment includes tootoo.com, our new B2B vertical search platform which was launched in May 2007. We launched the second generation of tootoo.com in June 2007. We believe that our new B2B business will become an important line of business for our company in the future.

Total net revenues

Currently, we generate total net revenues primarily from our B2G segment which includes (i) sales of enterprise software and related customer maintenance services, (ii) fees from software development services, (iii) sales of computer hardware and accessories and from our B2B segment which includes (i) fees from B2B search services.

TOC

We derived RMB89.1million and RMB37.6 million, or 37.1% and 24.6% of our total net revenues in 2005 and 2006, respectively, from our related parties iTowNet and eGrid, which are two of our major customers for software development services, and Ninetowns Enke, which is one of our franchisees. In 2007, we derived RMB9.5 million (US$1.3 million), or 9.2% of our total revenues, from our related parties, TTowNet and eGrid, which are two of our major customers for software development services, and Ninetowns Enke and Ninetowns Wang Li, which are our franchisees.

Our total net revenues are net of business tax and VAT, but include VAT refunds as discussed below. Our sales of enterprise software products and computer hardware and accessories are generally subject to a VAT of 17.0%. Our fees charged for software development services and customer maintenance service for enterprise software products are generally subject to a 5.0% business tax. Pursuant to the laws and regulations of the PRC, four of our subsidiaries in China are entitled to a refund of the 14.0% VAT for certain self-developed software products. We recognize the VAT refunds at the same time we recognize net revenues from sales of enterprise software. VAT refunds are included in our net revenues from sales of enterprise software. In 2007, we recognized RMB4.3 million (US$0.6 million) in VAT refunds. We cannot predict how much our net revenues from sales of our enterprise software and related customer maintenance services or software development services will increase in the future, or if they will increase at all.

Enterprise software and related customer maintenance services. Our net revenues from enterprise software are derived primarily from sales of our iDeclare.CIQ basic package and related customer maintenance service fees. We charge users of our iDeclare.CIQ product series a license fee of RMB4,500 per software package, which includes a one-year basic customer maintenance service period. We also charge RMB1,500 for each additional year of customer maintenance services, which includes a number of value-added services in addition to the basic maintenance services.  We charge users of iProcess.CIQ product series on the same terms as those for iDeclare.CIQ product series. Enterprise software revenues and fees from customer maintenance services are recognized ratably over a 12-month period. Enterprise software revenues received or receivable but not yet recognized are accounted for as deferred revenue on our balance sheets. Deferred revenue is reduced proportionately as enterprise software revenues are recognized ratably over the 12-month period.

As of December 31, 2005, the distribution agreements with our former distributors, Panyu Chengchang and Tomorrow Technology, expired and we chose not to renew them due to our efforts to develop our franchisee network.  We currently sell our enterprise software and provide related customer maintenance services through four franchisees.  Our per-unit license fee for enterprise software products charged to our former distributors and franchisees is based on our negotiated sales arrangement with the former distributor or franchisee, and is less than the RMB4,500 per-unit license fee we receive from direct sales. We also sell iDeclare.CIQ products on a fee-per-declaration filing basis to a limited number of users, substantially all of whom are located in Guangdong Province, China. Our ability to grow our net revenues from sales of enterprise software and related customer maintenance services will depend on (i) the rate of increase in the number of new users of such product, (ii) the market’s acceptance of our planned new software products, (iii) the success of our plans to engage additional franchisees, and (iv) our increased efforts in marketing our customer maintenance services to our users. The distribution of free enterprise software by the PRC Inspections Administration has adversely affected our ability to grow our net revenues from sales of enterprise software and related customer maintenance services.

TOC

Notwithstanding that we intend to charge for such maintenance services, we believe our users and potential customers are not accustomed to being charged for this type of service and it is unclear to us how many of our users will pay for such maintenance services. In 2007, we collected customer maintenance service fees from approximately 37,700 users, representing approximately 30% of our users due to renew their maintenance service.  We intend to continue to increase our marketing and collection efforts with respect to these customer maintenance service fees. We expect our profit margin from sales of enterprise software to decrease if the VAT refund is eliminated or reduced by the PRC tax authorities. We expect net revenues from per declaration filing fees to increase with our increased sales of enterprise software, but to remain stable as a percentage of our total net revenues.

Software development services. Our net revenues from software development services are derived primarily from contracts related to PRC government agency software development projects, such as our services for the PRC Inspections Administration and the data exchange platforms operated by iTowNet and our services for eGrid. As we believe is consistent with the practice of other software development companies in China engaged in government-related work, we often commence work on software development projects based on oral commitments from our customer and sign the contract after the commencement of work. Once a contract has been signed, we begin recognizing net revenues from these projects based on the percentage-of-completion method, in which revenue recognition is based on the percentage of actual hours incurred to date for each contract to the estimated total hours to be incurred for each contract at completion. We expect net revenues from software development services to increase as we are engaged by additional PRC government agencies, such as PRC Customs, to perform such services, but we cannot predict how much such revenues will grow in the future, or if they will grow at all.

Computer hardware sales.  Net revenues from this business currently represents an insignificant portion of our total net revenues and we expect this business to continue to represent an insignificant portion of our total net revenue in the future as we are gradually exiting this line of business.

B2B search services.  Net revenues from this business currently represents an insignificant portion of our total net revenues because we have only introduced our B2B service products in trial versions. We believe that our new B2B business will become an important line of business for our company in the future.

Cost of revenues

Our cost of revenues consists principally of costs related to (i) sales of our enterprise software and related customer maintenance services, (ii) our provision of software development services, and (iii) our provision of B2B search services.

Enterprise software and related customer maintenance services. In 2006, we changed our business model from distributing our software directly to end-users to distributing them through our franchisee network via the Internet. As such, the costs of revenues for our enterprise software reduced significantly as we incurred less production costs, packaging costs and shipment costs. Additionally the franchisees have been providing a majority of our software maintenance services to customers for us. We therefore incurred declining direct costs to provide software maintenance services to customers.

As a result of the above factors, we incurred immaterial cost of revenues for enterprise software and related customers maintenance services and we have not presented separately this amount within our cost of revenues.

TOC

Software development services. Our cost of software development services is comprised mainly of personnel expenses, office rental expenses and other expenses directly related to our provision of software development services. We record cost of revenues for software development services on a percentage-of-completion method by reference to the man-hours incurred and estimated to be incurred for each contract at completion. We expect our cost of revenues related to software development services to increase as a percentage of our net revenues from software development services as a result of the requirement for more advanced technologies in new projects. As such, we expect our overall cost of revenues from software development services to increase as we perform more software development services.

Computer hardware sales. Our cost of revenues from computer hardware sales is minimal because we have a very low volume of sales in this line of business as we are gradually exiting this line of business.

B2B search services.  We are in the process of developing our B2B search platform and have only introduced our B2B service products in trial versions.  Currently, our cost of revenues from B2B search services includes the expenses associated with the operation of our data centers, including depreciation, labor and office rental.  We expect our overall cost of revenues from B2B search services to increase as we continue to pursue our B2B strategy.

Gross profit margin

Our gross profit margin is primarily affected by our net revenues from sales of enterprise software and related customer maintenance services, the cost of revenues for our software development services and the cost of revenues for our B2B search services. We expect our enterprise software and related customer maintenance services gross profit margin to remain stable. We expect our software development services gross profit margin to decrease as we invest in more advanced technologies in new software development projects. We expect our B2B search services gross profit margin to increase as we earn more net revenues from our B2B search services in the future.

Operating expenses

Our operating expenses consist of (i) selling expenses, (ii) general and administrative expenses, (iii) research and development expenses, and (iv) provision (reversal) for doubtful accounts. We do not allocate operating expenses to individual lines of business when making decisions about allocation of resources or assessing the performance of our lines of business.  Effective January 1, 2006, the Company adopted SFAS 123R which supersedes APB 25 and recognized stock-based compensation cost on a straight-line basis over the requisite service period, which is the vesting method.

Selling expenses. Selling expenses consist primarily of sales, marketing and personnel expenses, customer service expenses, associated rental expenses, marketing and advertising expenses and travel and entertainment expenses for our sales and marketing staff. We expense all selling expenses as they are incurred. As we continued to pursue our B2B strategy, we increased the number of our B2B sales and marketing staff and also engaged in more promotional activities.  This led to a significant increase in our selling expenses in 2007.  We expect to expand our marketing and advertising campaigns to compete with the free software distributed by the PRC Inspections Administration and we intend to increase incentive payments to salespersons to promote our enterprise platform products and search platform products.  As a result of the above, we generally expect an increase in our selling expenses for 2008.

TOC

General and administrative expenses. General and administrative expenses consist primarily of personnel expenses, office rental expenses, general office expenses, travel and entertainment expenses and professional fees. We expense all general and administrative expenses as they are incurred. In 2007, we incurred higher general and administrative expenses than in earlier years as a result of increases in (i) professional fees incurred related to our status as a public company and our acquisition and investment activities, (ii) depreciation and amortization charges on fixed assets and intangible assets, (iii) increase in the number of employees due to our expansion into and development of our B2B business.

Research and development expenses. Research and development expenses consist primarily of research and development personnel expenses and associated rental expenses. We expense research and development expenses as they are incurred. In addition, because technological feasibility for our software products ordinarily occurs right before such products are commercially launched and because costs incurred between technological feasibility and commercial launch are immaterial, such costs are expensed as incurred. We generally expect our research and development expenses to increase as a result of (i) our investment in the research and development of new enterprise platform products and search platform products, (ii) an increase in the number of research and development personnel, (iii) an expected increase in our potential new business ventures and (iv) our investment in software licenses for development tools to increase the productivity of our overall research and development efforts.

Provision for doubtful accounts.  We believe that the PRC Inspections Administration decreased its efforts to promote its free software and we believe there is uncertainty surrounding the PRC Inspections Administration’s future promotional plans for its free software.  Accordingly, we made a provision of approximately RMB19.9 million (US$2.7 million) for doubtful accounts against our receivables specifically in relation to our building of certain electronic systems for the PRC Inspections Administration that enable the free software to process electric declarations over the Internet.  This resulted in a significant increase in our provision loss for doubtful accounts for 2007.

As a result of the cumulative effect of the factors described above, we expect in the future our total operating expenses will increase.

Taxation

Under the current laws of the Cayman Islands, our company is not subject to tax on its income or capital gains. In addition, payment of dividends by us is not subject to withholding tax in the Cayman Islands.

PRC enterprise income tax. Our PRC operating subsidiaries and variable interest entities are subject to PRC EIT on their taxable income. Pursuant to PRC tax laws effective January 1, 2008, EIT is generally assessed at the rate of 25.0% of taxable income.

Shanghai New Take was exempt from EIT from January 1, 2003 to December 31, 2004 and was subject to a 16.5% EIT from January 1, 2005 to December 31, 2007, and is currently subject to a 25.0% EIT. Ninetowns Ports was exempt from EIT from August 1, 2003 to December 31, 2005 and is subject to a 7.5% EIT for the period from January 1, 2006 to December 31, 2008.  Guangdong Ninetowns Technology is entitled to an exemption from EIT from January 1, 2006 to December 31, 2007, and is currently subject to a 25.0% EIT. Ninetowns Network is entitled to an exemption from EIT from January 1, 2006 to December 31, 2008.

TOC

Ninetowns Digital, Beijing New Take, Ninetowns Times, Ninetowns Ports and Ninetowns Network were qualified as “new and high technology enterprises” and were granted preferential EIT rates based on such status. Shanghai New Take was granted preferential EIT rates based on its status as a software company. Relevant PRC government authorities specify certain financial and operational criteria for a company to comply with in order to maintain its status as a new and high technology enterprise. Since the promulgation of the new Measures for Recognition of High and New Technology Enterprise effective as of January 1, 2008, Shanghai New Take, Guangdong Ninetowns Technology, Beijing New Take, Ninetowns Times and Ninetowns Digital have been temporarily subject to a 25.0% EIT.

Baichuan, Beijing Ronghe Tongshang Network Technology Limited, or Ronghe Tongshang, and Ninetowns Software are currently subject to a 25.0% EIT.

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

Value-added tax. Our PRC operating subsidiaries are also generally subject to a 17.0% VAT on sales of computer hardware and accessories and our enterprise software products. Pursuant to PRC tax regulations, Ninetowns Network and Ninetowns Ports are entitled to a 14.0% VAT refund on sales of certain registered self-developed software products. Our net revenues from sales of such enterprise software include VAT refunds in the amount of RMB19.8 million, RMB10.5 million and RMB4.3 million (US$0.6 million) in 2005, 2006 and 2007, respectively.

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

Revenue recognition

Our revenue is mainly derived from four primary sources: (i) sale of enterprise software and related services; (ii) software development services; (iii) sale of computer hardware and (iv) B2B search services.

Revenue from the sale of enterprise software and maintenance service is recognized when there is evidence of an arrangement, the delivery or service has occurred, the fee is fixed or determinable, and collectability is probable. As we do not have vendor-specific objective evidence to establish the fair values of the undelivered elements, we recognize revenue from sales of enterprise software and maintenance service on a straight-line basis over the service period which is typically 12 months.

TOC

For certain customers, we install the software at the customer's place of business and charge the customer a fixed fee based on actual usage of the software. Accordingly, we recognize the related revenue when the customer uses the software.

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

Certain revenue from software development services also includes hardware procurement by customer's request. Since we do not have vendor-specific objective evidence to allow for separating various components of such software development service contracts, we recognize such revenues when all components under the contracts are delivered and the project is completed upon the receipt of a written acceptance from the customer.

Sales of computer equipment and accessories are recorded when the goods are delivered, title is passed to the customers and we have no further obligations to provide services relating to the operation of such equipment.

We provide online B2B search services by selling keywords to improve the customers ' rankings in search results on our marketplaces.  Service fees are paid in advance in respect of such services for a specific contracted service period.  All service fees are initially deferred when received and revenue is recognized ratably over the term of the respective service contracts as the services are rendered.

Trade receivables

TOC

We perform ongoing credit evaluations of our customers and adjust credit limits based on payment history and the customer’s current credit-worthiness, as determined by our review of their current credit information. We extended three months of credit to our franchisees pursuant to our franchise agreements. However, it took on average five to six months for our franchisees, who are also our major customers, to settle their debts to us. Therefore, in some fiscal periods, our trade receivables increased, and may increase in the future, to an amount which is approximately equal to our total net revenues for such period. We continuously monitor collections and payments from our customers and maintain allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make the required payments and use the specific identification method to record such allowances. We typically write-off billed receivables that are over 360 days outstanding. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have had in the past.  As of December 31, 2007, all of our billed receivables were from our customers and franchisees. Since our billed receivables are concentrated in a relatively small number of customers, a significant change in the liquidity or financial position of any one of these customers could have a material adverse impact on the collectibility of our billed receivables and our future operating results.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired.  Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.  We completed a two-step goodwill impairment test for 2005, 2006 and 2007. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill.  If the fair value of each reporting unit exceeds its carrying amount, goodwill is not impaired and the second step will not be required.  If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill.  The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit.  The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill.  An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.  Based on the Company’s assessment, there was no impairment of goodwill for the years ended December 31, 2005 and 2006.

In 2007, based on the impairment assessment performed by management, we incurred a total goodwill impairment charge of RMB193.6 million (US$26.5 million).  This impairment charge is related to our enterprise software and related customer maintenance services and software development services. We believe that our financial outlook from maintenance services of the free software offered by the Chinese government has been negatively impacted due to several factors.  First, we believe that the Chinese government's declining promotion of its free software has resulted in a corresponding decline in the need for our maintenance services.  Additionally, we believe that there is uncertainty surrounding the Chinese government's future promotional plans for its free software.  As a result, we decided to revise downward the financial performance projection and assumptions of our enterprise software and related customer maintenance service segment, resulting in a goodwill impairment loss of approximately RMB187.8 million (US$25.7 million) recognized for this segment. We have experienced a slowdown in the demand for our software development services by the Chinese government and therefore, we have also revised downward the financial performance projection and assumptions of this segment of our business, resulting in an impairment loss of approximately RMB5.8 million (US$800,000) recognized for this segment.

TOC

Impairment of Intangible Assets

These assets are included in impairment evaluations when events and circumstances exist that indicate the carrying amount of these assets may not be recoverable. We evaluate our intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would adjust the carrying value of the asset based on the fair value and recognize an impairment loss.

Estimating future cash flows requires that management make judgments as to future cash flows. We believe that most of our software may have a lifespan in the market place of five years and we have a limited operating history. At present, we have no reason to believe that the carrying value of our intangible assets is impaired but we need to constantly review how the market for software is developing.

Useful Life of Intangible Assets

Intangible assets include customer relationships, buyer database, completed technology and purchased software for internal use and are amortized on a straight-line basis over the expected useful life of five years.

Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a certain period, we must include an expense within the tax provision in the statement of operations.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which could materially impact our financial position and results of operations.

As a result of the implementation of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”), we recognized an increase in the liability for unrecognized tax benefits of RMB0.6 million, which was accounted for as a reduction to our January 1, 2007 balance of accumulated deficits.

We have adopted the accounting policy that interest recognized in accordance with paragraph 15 of FIN 48 and penalties recognized in accordance with paragraph 16 of FIN 48 are classified as part of our income taxes. As a result, a total of FIN48 liability of RMB0.8 million included in income tax expense in the income statement for the year ended December 31, 2007.

A.             Operating results

TOC

The following table sets forth the results of our operations expressed as a percentage of our total net revenues for the periods indicated. Our historical operating results are not necessarily indicative of the results for any future period.

	Year ended
	December 31,
	2005	2006	2007

Total net revenues:
Enterprise software and related customer maintenance services	84.80%	76.2%	74.7%
Software development services	14.9%	23.5%	24.8%
Computer hardware sales	0.3%	0.3%	–
B2B search services	–	–	0.5%
Cost of revenues:
Enterprise software and related customer maintenance services	0.2%	–	–
Software development services	7.6%	11.0%	-17.2%
Computer hardware sales	0.2%	0.1%	-
B2B search services	–	–	-4.9%
Gross profit	92%	88.9%	77.9%
Operating expenses:
Selling and marketing	10.7%	8.9%	-39.7%
General and administrative	20.3%	44.0%	-83.4%
Research and development	4.7%	19.5%	-30.9%
Allowance for doubtful debts	0.3%	-1.0%	-21.6%
Provision for impairment of goodwill	–	–	-187.1%
Income from operations	55.9%	17.6%	-284.0%

Interest income	7.4%	12.6%	13.4%
Gains on disposal of securities	–	–	42.1%
Government subsidies	0.2%	0.5%	1.0%
Income before provision for income taxes and minority interest	63.5%	30.6%	-228.4%
Provision for Income taxes	0.3%	0.7%	-0.2%
Income before minority interest	63.20%	30.0%	-228.7%
Minority interest	–	–	5.9%
Net income	63.20%	30.0%	-222.8%

2007 compared to 2006

TOC

Total net revenues

We generated total net revenues of RMB103.5 million (US$14.2 million) in 2007, a decrease of 32.5% over our total net revenues of RMB153.2 million in 2006. This revenue decrease was principally the result of the PRC Inspections Administration’s free distribution of products that are similar to our iDeclare product series.

Enterprise software and related customer maintenance services. Net revenues from sales of our enterprise software and related customer maintenance services decreased by 33.8% to RMB77.3 million (US$10.6 million) in 2007 from RMB116.8 million in 2006, primarily due to the continued effects of the PRC Inspections Administration’s free distribution of products that are similar to our iDeclare product series. The availability of a free software product that has similar functions as iDeclare has caused our sales of our iDeclare product series to decline significantly.  In 2007, Ninetowns Enke, which is one of our franchisees, experienced a significant decline in its sales of our iDeclare products, which resulted in our lower net revenues from sales of iDeclare products. In 2007, we signed customer maintenance service contracts with approximately 37,700 users whose customer maintenance service contracts were due for renewal in 2007.  We recognized net revenues of RMB26.4 million (US$3.6 million) from provision of customer maintenance services in 2007. Of our net revenues from sales of enterprise software and related customer maintenance services, RMB21.9 million and RMB21.7 million (US$3.0 million) were from per declaration filing fees in 2006 and 2007, respectively, representing a year-on-year decrease of 0.9%. As of December 31, 2007, we believe there were approximately 138,000 licensees of our enterprise software registered to effect electronic import/export processing over the data exchange platforms of iTowNet, an increase of 6.2% from approximately 130,000 of such licensees as of December 31, 2006.

Software development services. Net revenues from our software development services decreased by 28.8% from RMB36.0 million in 2006 to RMB25.6 million (US$3.5 million) in 2007.  In 2007, we did not recognize any net revenues from the provision of software development services to iTowNet and eGrid, previously two of our largest customers for software development services. As a result of the significant decline in the need of iTowNet and eGrid for our services, and an increase in competition for software development service contracts from other service providers, we did not enter into as many software development contracts as compared to 2006.

Computer hardware sales. As we are gradually exiting from the computer hardware business, we did not generate any revenue from this line of business in 2007.

B2B search services. Net revenues from our B2B search services was RMB0.5 million (US$0.07 million) in 2007.  This business segment did not exist in 2006.

 Cost of revenues

Enterprise software and related customer maintenance services. Since iDeclare is now generally distributed through the Internet, we incurred minimal outsourcing costs to outside contractors and costs associated with packaging and shipping of software. The cost of revenues consists mainly of direct costs associated with the delivery of customer maintenance services, including salaries, employee benefits and overhead costs associated with employees providing related services.

Software development services. Cost of revenues from software development services increased slightly to RMB17.7 million (US$2.4 million) in 2007 from RMB16.8 million in 2006.  As of December 31, 2006 and 2007, we did not have any capitalized costs related to such projects.

TOC

Computer hardware sales. Cost of revenues from computer hardware sales was insignificant in 2006 and nil in 2007.

B2B search services. Cost of revenues from our B2B search was RMB5.1 million (US$0.7 million) in 2007. This business segment did not exist in 2006.

Gross profit margin

Enterprise software and related customer maintenance services. Gross profit margin for sales of enterprise software and related customer maintenance services was 100% in both 2007 and 2006, primarily because iDeclare is now generally distributed through the Internet and we incurred minimal outsourcing costs to outside contractors and costs associated with packaging and shipping of software.

Software development services. Gross profit margin for software development services decreased to 30.8% in 2007 compared to 53.3% in 2006, for the reasons stated above.

Computer hardware sales. Gross profit margin for computer hardware sales decreased to nil in 2007 from 66.3% in 2006, primarily because we are gradually exiting from the computer hardware business.

B2B search services. Since we only introduced our B2B service products in trial versions, we incurred a gross loss for B2B search services in 2007. This business segment did not exist in 2006.

Operating expenses

Operating expenses increased significantly to RMB375.4 million (US$51.5 million) in 2007 from RMB109.4 million in 2006, primarily as a result of our efforts to develop our new B2B business, increase in staff and increased research and development expenses.

Selling expenses

Selling expenses increased significantly to RMB41.1 million (US$ 5.6 million) in 2007 from RMB13.6 million in 2006, primarily due to increased sales and marketing staff and promotional activities to develop our new B2B business.

General and administrative expenses

General and administrative expenses increased by 28.0% to RMB86.3 million (US$11.8 million) in 2007 from RMB67.4 million in 2006, primarily due to increases in (i) professional fees incurred in relation to our acquisition and investment activities and compliance requirements applicable to us as a public company in the United States, (ii)  depreciation and amortization charges on fixed assets and intangible assets, (iii) general personnel expenses, office expenses, communication expenses, traveling expenses and insurance expenses, in each case associated with the development of our new B2B business.

Research and development expenses

Research and development expenses increased by 7.4% to RMB32.0 million (US$4.4 million) in 2007 from RMB29.8 million in 2006, primarily due to an increase in staff costs related to the research and development of our new products primarily related to our new B2B business.

Provision for doubtful accounts

Provision for doubtful accounts increased significantly to RMB22.4 million (US$3.1 million) in 2007 from RMB1.5 million in 2006. We made a provision based on the uncertainty of collection under certain software development contracts we entered into with the PRC Inspections Administration which relate to the free software that we believe that the PRC Inspections Administration has since decreased its efforts to promote.

TOC

Provision for impairment of goodwill

We recognized a goodwill impairment loss of RMB193.6 million (US$26.5 million) for our B2G reporting unit in 2007, which represented a 100% increase from nil in 2006, because of the uncertainty surrounding the PRC Inspections Administration’s future promotional plans for its free software which would negatively impact our financial outlook from maintenance servicing of the free software.

Government subsidies

We received government subsidies of RMB1.0 million (US$139,000) in 2007, which represented an increase of 44.0% from RMB 705,000 in 2006, primarily attributable to the receipt of government subsidies for research and development of an electronic platform from the Committee of Zhongguancun Science Park.

Interest income

Interest income decreased to RMB13.9 million (US$1.9 million) in 2007 from RMB19.3 million in 2006, primarily due to a decrease in the amount of our term deposits.

Gain on disposal of securities

Gains on disposal of securities increased significantly to RMB43.5 million (US$6.0 million) in 2007 from nil in 2006 because we invested in marketable securities in 2007 and disposed them after a short period of time.

Income taxes

Income taxes decreased by 76.4% to RMB0.2 million (US$33,000) in 2007 from RMB 1.0 million in 2006, as a result of the adoption of FASB Interpretation No.48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No.109.

Net loss

We incurred a net loss of RMB230.5 million (US$31.6 million) in 2007 compared to net income of RMB45.9 million in 2006, as a result of the cumulative effect of the factors described above.

2006 compared to 2005

Total net revenues

We generated total net revenues of RMB153.2 million in 2006, a decrease of 36.1% over our total net revenues of RMB239.9 million in 2005. This revenue decrease was principally the result of the PRC Inspections Administration’s free distribution of products that are similar to our iDeclare product series.

Enterprise software and related customer maintenance services. Net revenues from sales of our enterprise software and related customer maintenance services decreased by 42.6% to RMB116.8 million in 2006 from RMB203.5 million in 2005, primarily as a result of the PRC Inspections Administration’s free distribution of products that are similar to our iDeclare product series.  The availability of a free software product that has similar functions as iDeclare caused our sales of our iDeclare product series to decline significantly.  In 2006, we signed customer maintenance service contracts with approximately 29,000 users whose customer maintenance service contracts were due for renewal in 2006.  We recognized net revenues of RMB43.4 million from provision of customer maintenance services in 2006. Of our net revenues from sales of enterprise software and related customer maintenance services, RMB23.6 million and RMB21.9 million were from per declaration filing fees in 2005 and 2006, respectively, representing a year-on-year decrease of 7.2%. As of December 31, 2006, we believe there were approximately 130,000 licensees of our enterprise software registered to effect electronic import/export processing over the data exchange platforms of iTowNet, an increase of 6.6% from approximately 122,000 of such licensees as of December 31, 2005.

TOC

Software development services. Net revenues from our software development services increased by 0.9% from RMB35.7 million in 2005 to RMB36.0 million in 2006.  In 2006, we did not enter into as many software development contracts as compared to 2005, but we completed some project milestones and recognized revenue for software development contracts signed in 2005.

Computer hardware sales. Net revenues from computer hardware sales comprised less than 0.3% of our total net revenues as we are gradually exiting this line of business.

Cost of revenues

Enterprise software and related customer maintenance services. Cost of revenues from sales of enterprise software decreased by 100% to nil in 2006 as compared to RMB495,000 in 2005. Since iDeclare is now generally distributed through the Internet, we incurred minimal outsourcing costs to outside contractors and costs associated with packaging and shipping of software.

Software development services. Cost of revenues from software development services decreased to RMB16.8 million in 2006 from RMB18.2 million in 2005, primarily as a result of fewer number of software development service contracts signed in 2006.  As of December 31, 2006, the company did not have capitalized costs related to such projects, which represents a decrease of 100% over the prior year’s balance of RMB153,000 as of December 31, 2005.

Computer hardware sales. Cost of revenues from computer hardware sales was insignificant in 2006.

Gross profit margin

Enterprise software and related customer maintenance services. Gross profit margin for sales of enterprise software in 2006 was 100% compared to 99.8% in 2005 primarily because iDeclare is now generally distributed through the Internet and we incurred minimal outsourcing costs to outside contractors and costs associated with packaging and shipping of software.

Software development services. Gross profit margin for software development services in 2006 remained relatively stable at 53.3% compared to 49.0% in 2005.

Computer hardware sales. Gross profit margin for computer hardware sales increased to 66.3% in 2006 from 28.9% in 2005, primarily due to decreased sales of lower-margin products such as desktop computers.

Operating expenses

TOC

Operating expenses increased by 26.4% to RMB109.4 million in 2006 from RMB86.5 million in 2005, primarily as a result of our efforts to expand our business through new business models, additional staff, increase in stock-based compensation costs and increased research and development.

Selling expenses

Selling expenses decreased by 47.2% to RMB13.6 million in 2006 from RMB25.7 million in 2005, primarily due to our change in business model from direct sales to franchise sales.

General and administrative expenses

General and administrative expenses increased by 33.1% to RMB65.9 million in 2006 from RMB49.5 million in 2005, primarily due to increases in (i) professional fees incurred in relation to our acquisition and investment activities and compliance requirements applicable to us as a public company in the United States, (ii)  depreciation and amortization charges on fixed assets and intangible assets, (iii) stock-based compensation costs and (iv) general personnel expenses, office expenses, communication expenses, traveling expenses and insurance expenses, in each case associated with the increase in the scale of our operations.

Research and development expenses

Research and development expenses increased significantly by 165.1% to RMB29.8 million in 2006 from RMB11.2 million in 2005, primarily due to an increase in (i) stock-based compensation costs and (ii) staff costs related to the research and development of our new products primarily related to our new B2B business.

Government subsidies

We received government subsidies of RMB705,000 in 2006, which represented an increase of 57.8% from RMB 477,000 in 2005, primarily attributable to the receipt of government subsidies for research and development of an electronic platform from the Committee of Zhongguancun Science Park.

Interest income

Interest income increased to RMB19.3 million in 2006 from RMB17.6 million in 2005, primarily due to an increase in the amount of our term deposits.

Income taxes

Income taxes increased by 64.7% to RMB1.0 million in 2006 from RMB626,000 in 2005, as Ninetowns Ports, who is one of our major operating subsidiaries and was exempt from EIT from August 1, 2003 to December 31, 2005, became subject to a 7.5% EIT starting from January 1, 2006.

TOC

Net income

Net income decreased significantly by 69.7% to RMB45.9 million in 2006 from RMB151.6 million in 2005 as a result of the cumulative effect of the factors described above.

Inflation

Inflation and deflation in China did not have a material impact on our results of operations in the past three years. According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the change in the Consumer Price Index in China, was 1.8%, 1.5% and 4.8% in 2005, 2006 and 2007, respectively.

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

Financial Reporting

We do not expect to release quarterly earnings information on a quarterly basis in the future.  The Securities and Exchange Commission’s rules and regulations do not require us, as a foreign private issuer, to report quarterly earnings information on a quarterly basis.  Additionally, the Nasdaq Marketplace Rules also do not require companies with securities listed on its exchange to report quarterly earnings information on a quarterly basis.  The Nasdaq Marketplace Rules require us, as a foreign private issuer, to file an interim balance sheet and income statement as of and for the end of our second quarter no later than six months following the end of our second quarter.  We expect to comply with such requirement.

B.           Liquidity and capital resources

Our primary sources of liquidity have been net cash provided by operating activities. We had no outstanding debt as of December 31, 2007.  The following table sets forth the summary of our cash flows for the periods indicated:

For the year ended December 31,
2004	2005	2006	2007

TOC

	(in millions)
Net cash provided by/(used in) operating activities	RMB 143.3	RMB 146.4	RMB 40.8	RMB (2.9)
Net cash (used in)/provided by investing activities	(179.4)	(110.9)	(176.5)	57.2
Net cash provided by financing activities	565.6	2.0	6.3	1.3
Effect of exchange rate changes	-	(3.0)	(3.5)	(4.3)
Net increase / (decrease) in cash and cash equivalents	529.5	34.5	(132.8)	51.2
Cash and cash equivalents, beginning of year/period	167.5	697.0	731.5	598.6
Cash and cash equivalents, end of year	697.0	731.5	598.6	649.9

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

Cash flow from operating activities

We used cash from operating activities of RMB2.9 million (US$0.4 million) in 2007.  This was primarily attributable to the develoment of our new B2B business taking into account of our cash receipts from sales of enterprise software and related customer maintenance services and software development services. We provided cash in operating activities of RMB40.8 million in 2006. This was primarily attributable to our cash receipts from sales of enterprise software and related customer maintenance services and software development services. We generated cash from operating activities of RMB146.4 million in 2005. This was primarily attributable to our cash receipts from sales of enterprise software and related customer maintenance services and software development services.

Cash flow from investing activities

Cash provided by investing activities was RMB57.2 million (US$7.8 million) in 2007.  This was primarily attributable to the re-classification of certain term deposits into cash and cash equivalents, but taking into account cash used in our acquisition of Baichuan, purchase of property and equipment for our new B2B business and investment in marketable securities.

Cash used in investing activities was RMB176.5 million in 2006.  This was primarily attributable to purchase of property and equipment for our new B2B business and our investment in Global Market, our purchase of intangible assets and increase of term deposits.  Cash used in investing activities was RMB110.9 million in 2005. This was primarily attributable to a deposit payment for the acquisition of an additional floor of the building under construction in Beijing, our purchases of property and equipment and an increase in our term deposits.

TOC

Cash flow from financing activities

Financing activities generated cash of RMB1.3 million (US$0.2 million), in 2007.  This was comprised primarily of employees’ exercise of their stock options.  Financing activities provided cash of RMB6.3 million in 2006. This was comprised primarily of employee’s exercise of their vested stock options. Financing activities provided cash of RMB2.0 million in 2005. This was comprised primarily of receipt of proceeds on exercise of stock options by our employees offset by our repayment of outstanding advances from shareholders.

Capital resources

Our primary source of liquidity is cash flow from operating activities. Our cash and cash equivalents primarily consist of cash on hand and bank deposits. As of December 31, 2007, we had RMB649.9 million (US$89.1 million) in cash and cash equivalents. In addition, as of December 31, 2007, we had invested RMB26.0 million (US$3.6 million) in term deposits, which are payable at varying maturities from six months to one year.

We believe that our available cash and cash equivalents and cash provided by operating activities will be sufficient to meet our capital needs for at least the next 12 months. Except for our net cash provided by operating activities, we currently have no plans to seek additional sources of liquidity in the near future. However, we cannot assure you that our business or operations will not change in a manner that would consume our available capital resources more rapidly than anticipated, especially as we continue to evaluate other investment and acquisition opportunities. As of December 31, 2007, we had no lines of credit or other credit facilities.

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

TOC

In the past, we have developed products and services both independently and through cooperation with a variety of database providers, enterprise resource planners, decision support statistical consultants, software integration providers and others. Although we intend to continue to work closely with outside third parties in product development efforts, we expect the core technology and know-how for future enhancements to our existing and new products will be developed internally and may be supplemented by technology licensed from third parties. See Item 3 of this annual report, “Key Information — Risk factors — Risks related to our business — We may not be able to adequately protect our intellectual property rights and others may claim that we have infringed on their intellectual property rights, which could cause us to be less competitive, may expose us to litigation and may negatively impact our business, results of operations and financial condition.” We have not granted any ownership interest in any of our products to any party that has worked with us in our product development efforts. In the past, we shared ownership in a foreign trade business system software with Jingjiang A-Bin Software Workshop, or A-Bin, and a declaration software system that is not a part of our iDeclare.CIQ product series, with eGrid. We are not selling either software and, to our knowledge, neither A-Bin nor eGrid is currently selling such software.

As of December 31, 2007, we had 494 employees dedicated to research and development, 30 of whom have master’s degrees and one of whom has a Ph.D. degree. Most of our research and development efforts are located in our principal executive offices in Beijing and in our research and development center in Fengtai.

Our expenses for research and development activities totaled RMB11.2 million in 2005, RMB29.8 million in 2006 and RMB32.0 million (US$4.4 million) in 2007.

We believe that timely development of new and enhanced products and services is necessary for us to remain competitive in the marketplace. Accordingly, we intend to continue recruiting and hiring research and development personnel and to make other investments in research and development. In 2007, we established a research and development center in the southern region of China.  And, we are in the process of establishing an additional research and development center in the eastern region of China.

Of our 494 employees dedicated to research and development, 199 employees concentrate their efforts to research and development of our B2B business.

D.           Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2007 to December 31, 2007 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.           Off-balance sheet arrangements

In September 2006, we entered into a subscription agreement with Global Market to subscribe 1,940,000 Series A preferred shares, which represents 16.25% of the fully diluted equity interests in Global Market on an as-converted basis, for a cash consideration of US$5.0 million.  The subscription agreement contains certain put and call options.  The call option gives us a right to acquire a variable number of Global Market’s ordinary shares at a nominal price of US$1.00 in the event Global Market’s earnings fall below a predetermined level or to receive cash if additional earnings requirements are not met.  The put option also gives Global Market a right to repurchase up to 285,000 issued ordinary shares from us at a nominal price of US$1.00 if Global Market’s earnings are above a predetermined level.

TOC

In March 2008, Global Market issued and allotted 7,653,846 Series B Preferred Shares to its Series B Preferred Shares investors, after which the Company’s equity interest in Global Market was diluted to 9.90%. The Company and Global Market both waived the call option and put option set out in the Series A Preferred Shares Subscription Agreement and described above.

We do not have other derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts, and we do not engage in trading activities involving non-exchange traded contracts.

F.           Contractual obligations

We have entered into leasing arrangements relating to our office premises and technical support centers. Our contractual obligations regarding these lease arrangements generally consist of rental payments and other charges that are due and payable on a monthly basis during the term of the relevant lease. In general, our lessors have the right to terminate the lease agreements and repossess the leased premises if we fail to make the prescribed payments for two consecutive months, or the expiration of a reasonable period after service of notice for non-payment of rent by the lessors. The following sets forth our commitments under these leases as of December 31, 2007:

(in thousands)
Less than one year	RMB1,158
1-3 years	496
3-5 years	-
More than 5 years	-
Total	RMB 1,654

As of December 31, 2007, we had unrecognized tax benefits pursuant to FIN48 amounting to RMB0.8 million (US$109,670). Since there is a high degree of uncertainty regarding the timing of future cash outflows, we are unable to make reasonable estimates regarding the timing of settlement with the respective tax authority.

G.           Recently issued accounting pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value in US GAAP, and expands disclosures about fair value measurement. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. In February 2008, the FASB issued FASB Staff Position (“FSP”) 157-2, “Effective Date of FASB Statement No. 157”, which delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at the fair value in the financial statements on a recurring basis (at least annually). SFAS No. 157 is effective for fiscal years beginning after July 1, 2008; FSP 157-2 delays the effective date for certain items to July 1, 2009. We are currently assessing the potential impact that adoption of this statement may have on our financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115".  SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value.  SFAS No. 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of our choice to use fair value on our earnings.  It also requires entities to display the fair value of those assets and liabilities for which we have chosen to use fair value on the face of the balance sheet.  SFAS No. 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. We believe there will be no material impact on our financial statements upon adoption of this standard.

TOC

In December 2007, the Financial Accounting Standards Board issued FASB Statement No. 141 (Revised 2007), Business Combinations (“SFAS 141R”). SFAS 141R provides additional guidance on improving the relevance, representational faithfulness, and comparability of the financial information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We have not yet begun the process of assessing the potential impact that the adoption of SFAS No. 141R may have on our consolidated financial position or results of operations.

In December 2007, the Financial Accounting Standards Board issued FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51  (“SFAS 160”). SFAS 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. We have not yet begun the process of assessing the potential impact that the adoption of SFAS No. 160 may have on our consolidated financial position or results of operations.

In March 19, 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” to improve the relevance, comparability, and transparency of financial information provided to investors by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format, cross-referencing within footnotes to enable financial statement users to locate important information, and the disclosure of derivative features that are credit risk-related. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We have not yet begun the process of assessing the potential impact that the adoption of SFAS No. 161 may have on our consolidated financial position or results of operations.

Item 6.                 Directors, Senior Management and Employees.

A.             Directors and senior management

The following table sets forth the name, age and position of our directors and executive officers as of the date of this annual report:

Name	Age	Position
Shuang Wang	45	Director and Chief Executive Officer
Kin Fai Ng	63	Director, Senior Vice President and Company Secretary
Dachun Zhang	63	Director
Fushan Chen	69	Director
Xiaomin Sun	53	Director
Mark Ming Hsun Lee	36	Director
Martin Cheung	39	Director
Xiaoguang Ren	44	President
Tommy Siu Lun Fork	46	Chief Financial Officer
Min Dong	44	Senior Vice President, Legal Affairs, Administration and Human Resources

TOC

Name	Age	Position
Bolin Wu	42	General Manager, Research and Development and Chief Technology Officer

Shuang Wang founded our predecessor, Ninetowns Technology, in 1995 and is now a director and our Chief Executive Officer. From 1992 to 1994, Mr. Wang was the founder and Chief Executive Officer of Ninetowns Technology Co., Ltd., a company engaged in sales of the computer hardware in China. From 1989 to 1992, Mr. Wang was the executive deputy general manager of Shenzhen Zhongnong Enterprise Corporation, a company engaged in import and export of agricultural products. In March 2002, Mr. Wang was awarded the Traverse Cup Prize by Software World Magazine and Microelectronic Industry Development and Research jointly with a number of industry magazines in China for Mr. Wang’s outstanding performance in and significant contributions to the information technology industry. In March 2003, Mr. Wang was also recognized as one of the “2002 top ten leaders of the PRC software industry in China” by Software World Magazine jointly with China Central TV for his significant contributions to the software industry. Mr. Wang is also the Chairman of the Board of Beijing New Take, Ninetowns Digital and Beijing Ninetowns Times; the vice-chairman and a non-executive director of iTowNet; and a director of Jitter Bug, Ixworth, New Take, Shielder, Ninetowns Ports and Global Market. Mr. Wang holds a bachelor’s degree in science from Beijing Institute of Technology, a master’s degree in optics engineering from Beijing Institute of Technology and an engineering qualification certificate from the Ministry of Agriculture of the PRC.

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

TOC

Xiaomin Sun has served as a director since July 2004. Mr. Sun served as the president of Sanjiu Enterprise Group, or Sanjiu, a pharmaceutical manufacturer from May 2004 to November 2007. Mr. Sun served from time to time as an arbitrator in the China International Economic and Trade Arbitration Commission. From August 2000 to May 2004, Mr. Sun served as vice president of China General Technology (Group) Holdings Ltd., an import and export enterprise based in China. From 1986 to 1998, Mr. Sun served as the General Manager of the Legal Department of China National Technical Import & Export Corporation, a foreign trade corporation based in China. Mr. Sun holds a bachelor’s degree and a master’s degree from the Department of Law of the University of Beijing.

Mark Ming Hsun Lee has served as a director since October 2004.  Since June 2006, Mr. Lee was the founder, the chief executive officer, president and a director of DeviceVM Inc., a company engaged in the software business.  Mr. Lee was the founder, chief executive officer, president and a director of OSA Technologies, Inc., a company engaged in the software business, and has served in such positions from April 2000 to April 2004. From April 2004 to June 2006, Mr. Lee served as the senior vice president of Avocent Corp., a provider of computer keyboard, video and mouse switching and network connectivity solutions, since it acquired OSA Technologies, Inc. in April 2004. From the summer of 1991 to April 2000, Mr. Lee served in various positions, including enterprise platform marketing manager, senior information technology architect and engineer, design engineer for Intel Corporation. Mr. Lee holds a bachelor’s degree in electrical engineering and a master’s degree in electrical engineering and computer science from Massachusetts Institute of Technology. Mr. Lee also holds a master’s degree in business administration from Arizona State University.

Martin Cheung has served as a director since June 27, 2008.  Mr. Cheung currently works as the Corporate Development Director of Norstar Automobile Industrial Holding Limited, and has served in such position since June 2008.  He also currently serves as an independent non-executive director of Benefun International Holding Limited and Hong Long Holdings Limited, both of which are companies with securities listed on the Hong Kong Stock Exchange.   Mr. Cheung is a member of the American Institute of Certified Public Accountants and is a Certified Public Accountant of Australia.  From 2005 to 2008, Mr. Cheung was the Corporate Finance Director at Grant Thornton Corporate Finance Limited.  From 2002 to 2005, Mr. Cheung was the Executive Vice President at Japan Asia Securities. From 1994 to 2002, Mr. Cheung was the Vice President of Daiwa Securities. From 1991 to 1994, Mr. Cheung was a senior auditor at Deloitte Touche Tohmatsu.  Mr. Cheung obtained a bachelor’s degree in Social Sciences from the University of Hong Kong in 1991, a master’s degree in Accounting from Curtin University of Technology, in Perth, Australia in 1997 and a master’s of Science degree in Finance (Investment Management) from the Hong Kong University of Science and Technology in 2001.

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

TOC

Min Dong formed our predecessor, Ninetowns Technology, in 1995 and is now our Senior Vice President of Legal Affairs, Administration and Human Resources. Prior to co-founding Ninetowns Technology in 1995, Ms. Dong served as a lecturer at Central Finance and Economic University in China. Ms. Dong has been a director of Jitter Bug and Ixworth since February 2000. Ms. Dong is also a director of New Take, Shielder, Beijing New Take, Ninetowns Digital, Ninetowns Ports and Tsingdao Fujin, and a director and the general manager of Ninetowns Times. Ms. Dong is the spouse of Mr. Wang. Ms. Dong holds a bachelor’s degree and a master’s degree in law from China Politics and Law University.

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

Effective March 16, 2007, Eric Chen Yu Ho resigned as our Chief Strategy Officer and effective May 9, 2008, John Yan Wang resigned as our Senior Vice President of Business Development.

The business address of each of our directors and executive officers is our principal executive office at 22/F, Building No. 1, Capital A Partners, No. 20 Gongti East Road, Chaoyang District Beijing 100020, The People’s Republic of China.

B.             Compensation of directors and executive officers

As of December 31, 2007, we do not have any outstanding loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. For 2007, the aggregate amount of compensation paid by us to all of our directors and executive officers was approximately RMB6.7 million (US$0.9 million).

Our full-time employees in China also participate in a government-mandated multi-employer defined contribution plan pursuant to which pension benefits, medical care, unemployment insurance and other welfare benefits are provided to those employees. The total provision for such employee benefits, corresponding to the full amount of our obligation in connection therewith, was RMB4.1 million, RMB7.5 million and RMB8.2 million (US$1.1 million) for 2005, 2006 and 2007, respectively.

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

TOC

The following table summarizes, as of May 31, 2008, the outstanding options granted under our 2003 Plan to our directors and executive officers.

	Ordinary Shares Underlying Options Granted	Exercise Price (HK$/Shar e)	Date of Grant	Date of Expiration
Xiaoguang Ren	184,552	25	November 18, 2003	November 17, 2013
Bolin Wu	150,617	25	November 18, 2003	November 17, 2013
Tommy Siu Lun Fork	222,924	25	November 18, 2003	November 17, 2013
Shuang Wang	174,914	25	November 18, 2003	November 17, 2013
Min Dong	70,592	25	November 18, 2003	November 17, 2013
Kin Fai Ng	27,564	25	November 18, 2003	November 17, 2013

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

TOC

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

The following table summarizes, as of May 31, 2008, the outstanding options granted under our Amended and Restated 2004 Plan to our directors and executive officers.

	Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Xiaoguang Ren	19,286	8.6	February 23, 2005	February 22, 2015
	22,368	3.03	February 5, 2008	February 4, 2018
Bolin Wu	35,357	8.6	February 23, 2005	February 22, 2015
	39,930	3.03	February 5, 2008	February 4, 2018
Tommy Siu Lun Fork	17,679	8.6	February 23, 2005	February 22, 2015
Shuang Wang	20,893	8.6	February 23, 2005	February 22, 2015
Min Dong	17,679	8.6	February 23, 2005	February 22, 2015
Dachun Zhang	8,036	8.6	February 23, 2005	February 22, 2015
	3,000	3.03	February 5, 2008	February 4, 2018
Fushan Chen	8,036	8.6	February 23, 2005	February 22, 2015
	3,000	3.03	February 5, 2008	February 4, 2018
Xiaomin Sun	17,679	8.6	February 23, 2005	February 22, 2015
	4,500	3.03	February 5, 2008	February 4, 2018
Mark Ming Hsun Lee	17,679	8.6	February 23,	February 22,

TOC

	Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
			2005	2015
	4,500	3.03	February 5, 2008	February 4, 2018
John Yan Wang*	13,259	8.6	February 23, 2005	February 22, 2015

* Mr. John Wang resigned as our senior vice president effective as of May 9, 2008.  Under our Amended and Restated 2004 Plan, Mr. John Wang had 30 days from the effective date of his resignation to exercise his vested options.

The following table summarizes, as of May 31, 2008, the outstanding restricted shares granted under our Amended and Restated 2004 Plan to our directors and executive officers.

	Restricted Shares Granted	Date of Grant	End of Vesting Period
Xiaoguang Ren	66,716	February 5, 2008	February 5, 2012
Bolin Wu	41,982	February 5, 2008	February 5, 2012
Tommy Siu Lun Fork	20,000	February 5, 2008	February 5, 2012
Shuang Wang	30,000	February 5, 2008	February 5, 2012
Min Dong	20,000	February 5, 2008	February 5, 2012

2006 Share Incentive Plan

Our board of directors adopted the 2006 Share Incentive Plan, or 2006 Plan, on October 21, 2005 and our shareholders approved the 2006 Plan on December 2, 2005. The 2006 Plan includes the ability to grant stock options, share appreciation rights, restricted and unrestricted shares and performance awards, or collectively, the Awards.

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

TOC

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

C.             Board practices

Our board of directors consists of seven members, including five independent directors. Our amended and restated memorandum and articles of association, as currently in effect, provide for a board of directors comprised of not less than two directors. Each of our directors holds office until a successor has been duly elected and appointed.

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

Audit committee. Our audit committee currently consists of Dachun Zhang, Xiaomin Sun, Mark Lee and Martin Cheung. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15) and meet the criteria for independence set forth in Rule 10A-3(b)(1) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and that Mr. Cheung has the necessary financial sophistication under Nasdaq Marketplace Rule 4350(d)(2)(A). Our audit committee will be responsible for, among other things:

•	the integrity of our financial statements;

TOC

•	the qualifications, independence and performance of our independent registered public accounting firm;

•	the performance, budget and staffing of our internal audit functions;

•	the review and approval of all related party transactions;

•	our compliance with legal and regulatory requirements;

•
the development and implementation of corporate governance principles, policies, codes of conduct and ethics relating to the operation of our board of directors and its committees as well as our company as a whole;

•	appointing, setting the compensation for, retaining, overseeing and terminating our independent registered public accounting firm;

•	reviewing and approving the scope and staffing of the independent registered public accounting firm’s annual audit plan;

•	establishing policies for the hiring of current and former employees of the independent registered public accounting firm;

•	evaluating the performance of the officers responsible for internal audit functions and making recommendations regarding the responsibilities, retention and termination of such officers;

•	reviewing and approving the critical accounting policies and practices and related-party transactions and off-balance sheet transactions of our company;

•	reviewing our internal controls and disclosure controls and procedures in conjunction with our chief executive officer and chief financial officer;

•	appointing a compliance officer with respect to our corporate governance guidelines and codes of conduct and ethics;

•	meeting annually with management to discuss compliance with our corporate governance guidelines;

•	coordinating the training of directors; and

•	reporting regularly to the board of directors.

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

TOC

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

D.             Employees

As of December 31, 2007, we had 1,031 full-time employees. Of our employees, 12 were in management, 24 were in finance, 61 were in administration and human resources, 494 were in research and development and 440 were in sales and marketing.

Our employees located in China other than Hong Kong are covered by the retirement schemes defined by PRC local practice and regulations, which are essentially defined contribution schemes. Certain of our employees who are located in Hong Kong have joined the Mandatory Provident Fund Scheme which is also a defined contribution scheme. The amounts we paid to these defined contribution schemes were RMB2.6 million, RMB4.6 million and RMB5.0 million (US$0.7 million) for 2005, 2006 and 2007, respectively. In addition, we are required by law to contribute approximately 10.0% in Beijing, 12.0% in Shanghai and 8.0% in Guangzhou of the average salaries of all employees for mandatory medical benefits and approximately 1.5% in Beijing and 2.0% in both Shanghai and Guangzhou of the salaries of some employees for unemployment benefits. The PRC government is directly responsible for the payments of the benefits to these employees. The amounts contributed amounted to RMB1.5 million, RMB2.9 million and RMB3.2 million (US$0.4 million) for 2005, 2006 and 2007, respectively.

TOC

Our future success will depend, in part, on our ability to continue to attract, retain and motivate highly qualified technical and management personnel, for whom competition is intense. Our employees are not covered by any collective bargaining agreement and we have never experienced a work stoppage. We believe we enjoy good relations with our employees.

E.             Share ownership

The following table sets forth information known to us with respect to the beneficial ownership of our ordinary shares as of May 31, 2008, taking into account the number of ordinary shares underlying our outstanding options, by each person who is known to us to be the beneficial owner of more than 5.0% of our ordinary shares; each of our directors; each of our named executive officers; and all of our executive officers and directors as a group.

	Ordinary Shares Beneficially Owned
Name	Number(1)	Percent(2)

Directors and executive officers(3)
Shuang Wang(4)	6,353,553	17.62%
Min Dong(5)	6,353,553	17.62%
Xiaoguang Ren(6)	639,016	1.78%
Kin Fai Ng(7)	661,975	1.85%
Bolin Wu(8)	507,135	1.41%
Tommy Siu Lun Fork(9)	566,183	1.57%
Xiaomin Sun (10)	13,259	*%
Mark Ming Hsun Lee (11)	13,259	*%
John Yan Wang (12)	13,259	*%
Dachun Zhang (13)	6,027	*%
Fushan Chen (14)	6,027	*%

All directors and executive officers as a group (11 persons)	8,779,693	23.89%

5% and above shareholders
Yong Ping Duan (15)	5,267,689	14.72%
Technology Pioneer Corp. (16)	3,070,028	8.58%
Value Chain International Limited(17)	2,002,312	5.59%

* Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC, and includes those securities for which voting or investment power with respect to the securities is held. All the share numbers have been adjusted to give effect to a 4-for-1 split of our ordinary shares effected on November 9, 2004.

(2)
The number of ordinary shares outstanding used in calculating the percentage for each listed person includes the ordinary shares underlying options held by such persons and exercisable within 60 days of the date of this annual report. Percentage of beneficial ownership is based on 35,791,834 ordinary shares outstanding as of May 31, 2008.

(3)
The address of our current directors and executive officers is c/o Ninetowns Internet Technology Group Company Limited, 22/F, Building No. 1, Capital A Partners, No. 20 Gongti East Road, Chaoyang District Beijing 100020, PRC.

TOC

(4)
Includes (i) 4,006,215 ordinary shares held by Mr. Wang, (ii) 2,002,312 ordinary shares held by Mr. Wang through his ownership of Value Chain, (iii) 190,583 ordinary shares underlying share options held by Mr. Wang which are currently exercisable or exercisable within 60 days of the date of this annual report, (iv) 70,592 ordinary shares held by Ms. Dong, and (v) 83,851ordinary shares underlying share options held by Ms. Dong which are currently exercisable or exercisable within 60 days of the date of this annual report.

(5)
Includes (i) 70,592 ordinary shares held by Ms. Dong, (ii) 83,851 ordinary shares underlying share options held by Ms. Dong which are currently exercisable or exercisable within 60 days of the date of this annual report, (iii)  2,002,312 ordinary shares held by Ms. Dong through her ownership of Value Chain, (iv) 4,006,215 ordinary shares held by Mr. Wang and (v) 190,583 ordinary shares underlying share options held by Mr. Wang which are currently exercisable or exercisable within 60 days of the date of this annual report.

(6)
Includes 440,000 ordinary shares held by Mr. Ren and 199,016 ordinary shares underlying share options held by Mr. Ren which are currently exercisable or exercisable within 60 days of the date of this annual report.

(7)
Includes 634,411 ordinary shares beneficially held by Mr. Ng through his ownership of Oriental Plan Developments Limited, or Oriental Plan, and 27,564 ordinary shares underlying share options held by Mr. Ng which are currently exercisable or exercisable within 60 days of the date of this annual report.

(8)
Includes 330,000 ordinary shares held by Mr. Wu and 177,135 ordinary shares underlying share options held by Mr. Wu which are currently exercisable or exercisable within 60 days of the date of this annual report.

(9)
Includes 330,000 ordinary shares held by Mr. Fork and 236,183 ordinary shares underlying share options held by Mr. Fork which are currently exercisable or exercisable within 60 days of the date of this annual report.

(10)	Represents 13,259 ordinary shares underlying share options held by Mr. Sun which are currently exercisable or exercisable within 60 days of the date of this annual report.

(11)	Represents 13,259 ordinary shares underlying share options held by Mr. Lee which are currently exercisable or exercisable within 60 days of the date of this annual report.

(12)
Represents 13,259 ordinary shares underlying share options held by Mr. John Wang which are currently exercisable or exercisable within 60 days of the date of this annual report. Mr. John Wang resigned as our senior vice president effective as of May 9, 2008.  Under our Amended and Restated 2004 Plan, Mr. John Wang had 30 days from the effective date of his resignation to exercise his vested options.

(13)	Represents 6,027 ordinary shares underlying share options held by Mr. Zhang which are currently exercisable or exercisable within 60 days of the date of this annual report.

(14)	Represents 6,027 ordinary shares underlying share options held by Mr. Chen which are currently exercisable or exercisable within 60 days of the date of this annual report.

(15)
Includes 3,267,689 ordinary shares held directly by Mr. Duan and 2,000,000 ordinary shares beneficially held by Mr. Duan through his position as the president of Enlight Foundation, or Enlight, a non-profit family foundation under the laws of California.  Enlight is a California corporation that is owned by Mr. Duan.   The address of Enlight  is c/o SY. Lee & Chen, 362 W. Garvey Ave., Monterey Park, CA 91754.

TOC

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

In April 2006, Mr. Kin Fai Ng transferred 3,831,301 ordinary shares of our company to Mr. Wang.

B.             Related party transactions

Overview

Ninetowns Technology, our predecessor, commenced business in 1995 as a vendor of the computer hardware and accessories with a view to using the proceeds from the sale of such products to fund research and development of enterprise software. We also used the sale of the computer hardware and accessories to develop relationships with PRC government agencies, such as the PRC Inspections Administration, that were actively pursuing the digitization of government processes. By late 2000, our research and development efforts resulted in the commercial launch of our first enterprise software, the iDeclare.CIQ basic package.

From 2000 to 2002, we underwent a transitional period in which we completed a number of transactions with certain parties related to our company. This resulted in a corporate reorganization in line with our then current business strategy, which was to be a scalable enterprise platform products provider enabling international trade enterprises and trade-related PRC government agencies to streamline the import/export process in China. These transactions included a number of sales and purchases of equity interests in Import & Export, which holds a 49.0% interest in iTowNet, the company that currently operates the data exchange platforms of the PRC Inspections Administration. Also during this time, each of our company and our affiliated company sold one shell company to our former employees. Our former employees used these shell companies to (i) form our franchisee and (ii) establish one of our major customers and competitors for software development services.

All of these transactions were accounted for as acquisitions or dispositions and resulted in minimal gain or loss to our company. By the end of 2002, we completed our transitional period and emerged as a company that was engaged primarily in the development and sale of enterprise software and related software development services.

TOC

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

Pursuant to a right of first refusal agreement dated as of November 2, 2004, among Import & Export, Mr. Wang, Ms. Dong and our company, Import & Export has agreed to sell its 49.0% interest in iTowNet to our company if, at any time while we are required to submit reports to the SEC, Import & Export is allowed to sell such interest to us under relevant PRC law and policy. Our right of first refusal is subject to the statutory right of first refusal of the PRC Inspections Administration to purchase such interest. If we exercise our right of first refusal, we have agreed to purchase the 49.0% interest in iTowNet at a purchase price of US$25.0 million, plus a compounded interest rate of 5.0% per year for each year that Import & Export held the 49.0% interest since August 23, 2001, but deducting any dividend or distribution that Import & Export had previously received or receives in the future from iTowNet. Our audit committee approved the right of first refusal agreement and will need to approve the exercise of the purchase right granted under the Right of First Refusal Agreement. Based on current PRC laws and practice, and the stated policy of the PRC Inspections Administration, we do not believe the exercise of the purchase right is probable.

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

TOC

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

In 2007, we did not recognize revenues from the provision of software development services to iTowNet.

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

We did not recognize any revenue from sales of our software development services to eGrid in 2007.

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

In September 2003, we entered into a franchise agreement with Jinwangge for the distribution of iDeclare.CIQ in the southern region of China. This agreement was for a two-year term, contained minimum sales commitments and was renewable upon mutual agreement of the parties within 120 days of expiration. We have sold and continue to sell our enterprise software to Jinwangge at a discount pursuant to a negotiated formula. On February 10, 2004, Jinwangge was re-named “Shenzhen Ninetowns Enke Software Technology Co., Ltd.” and was then 81.25% owned by Jing Shao and 18.75% owned by Hongmei Tian. We entered into a franchise agreement with Ninetowns Enke on February 14, 2004 on terms substantially identical to the terms in the franchise agreement with Jinwangge. Pursuant to the franchise agreement, Ninetowns Enke agreed to a minimum sales commitment of RMB50.0 million for the two years ending February 14, 2006 and a sales discount of RMB1,000 per each iDeclare.CIQ package purchased from our company. In addition, Ninetowns Enke also agreed to act as our sales agent for our enterprise software after sales maintenance services and a sales discount of RMB750 per each maintenance contract sold to customer. On April 22, 2004, we agreed with Ninetowns Enke to amend the franchise agreement to revise certain pricing terms.

TOC

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

We recognized net revenues of approximately RMB2.9 million (US$0.4 million) from sales of our software products to Ninetowns Enke in 2007.

Guangzhou Ninetowns Wang Li Software Co., Ltd.

Zhou Peiji, a 22.1% shareholder of Baichuan, which is one of our variable interest entities, owns 90% of the equity interests of Ninetowns Wang Li.

In October 2006, we entered into a franchise agreement with Ninetowns Wang Li for the distribution of our iDeclare.CIQ basic package. The agreement was for a two-year term and did not contain any minimum sales commitment.  In December 2006, we revised our franchise agreement with Ninetowns Wang Li for our new software version under the iDeclare.CIQ series.  The revised franchise agreement has a two-year term and does not contain any minimum sales commitment.

We recognized net revenues of approximately RMB6.4 million (US$0.9 million) from sales of our software products and related customer maintenance services to Ninetowns Wang Li in 2007.

Control over Ronghe Tongshang

In March 2006, Mr. Wang, Mr. Ren and Ms. Dong established Ronghe Tongshang.  We entered into a series of contractual agreements with Ronghe Tongshang and its current shareholders. Pursuant to these contractual arrangements, we provide exclusive technical consulting and management services to Ronghe Tongshang, which has assigned all of the equity owners' rights and obligations to us, resulting in the equity owners' lacking the ability to make decisions that have a significant effect on Ronghe Tongshang's operations or on our ability to extract profits from the operation of Ronghe Tongshang and assume Ronghe Tongshang's residual benefits. Because we are the sole variable interest holder of Ronghe Tongshang, we are also the primary beneficiary of Ronghe Tongshang. Consistent with the provision of Financial Accounting Standards Board ("FASB") Interpretation No. 46 (Revised), "Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51" ("FIN 46R"), we have consolidated Ronghe Tongshang from its inception.

TOC

Tootoo.com is owned by Ronghe Tongshang.  We launched our new B2B vertical search platform, tootoo.com in May 2007.  We plan to leverage our B2G expertise with our recent acquisitions and contractual relationships to position tootoo.com as a leading B2B search and service provider. We launched the second generation of tootoo.com in June 2007.

Control over Baichuan

In April 2007, in connection with our acquisition through our wholly-owned subsidiary, Ixworth, of a 70.0% interest in Ample Spring, we entered into a series of contractual agreements with Baichuan, Mr. Wang and Mr. Ren, previously shareholders of Baichuan, which provide us with effective control over Baichuan. Under these contractual arrangements, we bear the risk of, and enjoy the rewards from the ownership of Baichuan. Through these contractual agreements, we are the primary beneficiary of Baichuan. Accordingly, under the requirements of FIN46(R), Baichuan has become our variable interest entity and we have consolidated the financial statements of Baichuan.

Related party trade receivables

In connection with the transactions described above, we had net trade receivables from related parties amounting to approximately RMB6.4 million (US$0.9 million) as of December 31, 2007. These receivables consisted primarily of proceeds from sales of enterprise software and fees from software development services.

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

TOC

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

TOC

Item 9.                 The Offering and Listing.

A.             Offering and listing details

On December 3, 2004, we listed our ADSs, each representing one of our ordinary shares, on the Nasdaq Global Market under the symbol “NINE.”

The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for (1) the years of 2006 and 2007, (2) the four quarters in 2006 and 2007 and (3) each of the months since December 2007.

	Sales Price
	High	Low
Annual highs and lows
2006	$6.98	$4.29
2007	$7.20	$2.64
Quarterly highs and lows
First Quarter 2006	$6.98	$4.86
Second Quarter 2006	$5.42	$4.80
Third Quarter 2006	$5.95	$4.42
Fourth Quarter 2006	$5.35	$4.29
First Quarter 2007	$5.26	$3.78
Second Quarter 2007	$4.56	$3.70
Third Quarter 2007	$4.70	$2.64
Fourth Quarter 2007	$7.20	$3.17
Monthly highs and lows
December 2007	$4.17	$3.17
January 2008	$3.30	$2.80
February 2008	$3.11	$2.62
March 2008	$2.72	$2.05
April 2008	$2.40	$2.09
May 2008	$2.73	$2.11
June 2008	$2.65	$2.00
July 2008 (for the period to and including July 4, 2008)	$2.09	$1.80

TOC

B.             Plan of distribution

Not applicable.

C.             Markets

Our ADSs, each representing one of our ordinary shares, have been listed on the Nasdaq Global Market since December 3, 2004 under the symbol “NINE.”

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

TOC

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

TOC

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

TOC

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

Passive foreign investment company

It is likely that we will be classified as a PFIC for 2007.  Special U.S. federal income tax rules apply to U.S. holders of shares of a foreign corporation that is classified as a PFIC for U.S. federal income tax purposes. The determination of our PFIC status principally depends upon the composition of our assets, including goodwill, and the amount and nature of our income from time to time. The amount of goodwill will depend in part on the market value of our ADSs or ordinary shares, which may be especially volatile in a technology related enterprise. We have limited control over these variables and accordingly there can be no assurance that we will not be considered a PFIC for any taxable year. To the extent we do have control over these variables, we may take steps to reduce the material and adverse effect PFIC classification may have on our business, financial condition and results of operations.

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

TOC

We note that if we are considered a PFIC for any taxable year, we will continue to be treated as a PFIC in future years, even if we no longer meet the definitional test of a PFIC.  As a result of our substantial cash position and the decline in the value of our stock, we believe that we may have became a PFIC during the 2006 taxable year, under a literal application of the asset test that looks solely to market value.   As a result, we believe that we may once again qualify as a PFIC for the 2007 taxable year.

Because it is likely that we will be classified as a PFIC for 2007, a U.S. Holder of our ordinary shares or our ADSs will likely be subject to special tax rules with respect to:

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

TOC

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

TOC

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

TOC

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

F.             Dividends and paying agents

Not applicable.

G.             Statement by experts

Not applicable.

H.             Documents on display

We have previously filed with the Securities and Exchange Commission our registration statement on Form F-1, as amended and prospectus under the Securities Act of 1933, with respect to our ordinary shares.

TOC

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

TOC

PART II

Item 13.                 Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.                 Material Modifications to the Rights of Security Holders and Use of Proceeds.

Use of proceeds

The following "Use of Proceeds" information relates to our registration statement on Form F-1 (Registration No. 333 - 120184), or the Registration Statement, for our initial public offering and sale of 6,400,000 and 3,200,000 American Depositary Shares by our company and the selling shareholders, for an aggregate offering price of US$70.4 million and US$35.2 million, respectively. The Registration Statement was declared effective by the Securities and Exchange Commission on December 1, 2004.

As of May 31, 2008, we have used approximately RMB293 million (US$40.2 million) of the net proceeds from our initial public offering for capital expenditure, comprising approximately RMB55 million (US$7.6 million) for the expansion of existing facilities, approximately RMB48 million (US$6.6 million) for the purchase of real estate for new research and development centers and approximately RMB190 million (US$26.0 million) for strategic investment. None of the net proceeds from our initial public offering included payments to directors or officers of our company, persons owning 10.0% or more of our equity securities or our affiliates.

Item 15.                 Controls and Procedures.

Evaluation of disclosure controls and procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have performed an evaluation of the effectiveness of our disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2007.  Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that such disclosure controls and procedures are not effective as of December 31, 2007 at the reasonable assurance level to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time period specified by the Securities and Exchange Commission's rules and regulations due to the material weaknesses in internal control over financial reporting as described below.  Our Chief Executive Officer and Chief Financial Officer also concluded that our disclosure controls and procedures are also not effective as of December 31, 2007 to ensure that information required to be discussed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure due to the material weaknesses in internal control over financial reporting as described below.

Management’s Report on Internal Control over Financial Reporting

TOC

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.  As a result of these assessments, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2007 based on the criteria established in Internal Control – Integrated Framework issued by COSO. The assessment excluded the internal controls over financial reporting relating to Ample Spring and Baichuan because the entities were both acquired on April 27, 2007, as described in note 3 to the Consolidated Financial Statements, and their combined financial statements constitute (2.0) percent and 1.8 percent of net and total assets, respectively, 0.2 percent of revenues, and 6.2 percent of net loss of the consolidated financial statement amounts as of and for the year ended December 31, 2007.

Our management identified the following control deficiencies which constituted material weaknesses:

•	Inadequate accounting and finance personnel to be commensurate with our financial accounting and reporting requirements.

•	Inadequate communication between the Audit Committee and the Internal Audit Department which resulted in the ineffectiveness of our monitoring activities and anti-fraud program.

These deficiencies have a pervasive impact on the financial statements.

TOC

Remediation to Address Material Weaknesses

We have implemented, or plan to implement, the measures described below under the supervision and guidance of our management to remediate the above control deficiencies and to strengthen our internal controls over financial reporting. Key elements of the remediation effort include, but are not limited to, the following initiatives, which have been implemented, or are in the process of implementation, as of the date of filing of this Annual Report:

We plan to establish a communication system between the audit committee and the internal audit department, including regular communication or irregular communication, and to enhance the level of communication and interaction among our management, audit committee, independent auditors and other external advisors.

•	We plan to allocate and transfer further resources to the internal audit department for the purpose of enhancing the internal audit function; and

•
Mr. Martin Ngai Lam Cheung was appointed as an additional independent director and the chairperson of the audit committee effective on June 27, 2008.  Mr. Cheung is an expert in finance and strengthens our accounting and financial reporting resources. Mr. Cheung’s supervision allows us to fully monitor financial accounting standards and to maintain control to appropriately interpret, implement and review the application of existing and new financial accounting standards, reporting requirements and the completeness and accuracy of accounting information.

We plan to recruit additional qualified financial personnel to assure sufficient resources to support our financial reporting function.

This annual report includes a report of the Company’s independent registered public accounting firm regarding internal control over financial reporting which is consistent with management’s assessment.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ninetowns Internet Technology Group Company Limited:

We have audited the internal control over financial reporting of Ninetowns Internet Technology Group Company Limited, its subsidiaries, and its variable interest entities (collectively, the “Company”) as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in the Management's Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Ample Spring Holdings Limited and Beijing Baichuan Tongda Science and Technology Development Co., Ltd., which were both acquired on April 27, 2007, and whose combined financial statements constitute (2.0) percent and 1.8 percent of net and total assets, respectively, 0.2 percent of revenues, and 6.2 percent of net loss of the consolidated financial statement amounts as of and for the year ended December 31, 2007. Accordingly, our audit did not include the internal control over financial reporting at Ample Spring Holdings Limited and Beijing Baichuan Tongda Science and Technology Development Co., Ltd. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

TOC

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment:

1) Inadequate accounting and finance personnel to be commensurate with the Company’s financial accounting and reporting requirements.

2) Inadequate communication between the audit committee and the internal audit department which resulted in the ineffectiveness of the Company’s monitoring activities and anti-fraud program.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2007 of the Company and this report does not affect our report on such financial statements and financial statement schedule.

TOC

In our opinion, because of the effect of the material weaknesses identified above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2007 of the Company and our report dated July 10, 2008 expressed an unqualified opinion on those financial statements and included explanatory paragraphs regarding the financial statements' translation of Renminbi amounts into United States dollar amounts and the adoption of the recognition and measurement methods under Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109”, effective on January 1, 2007 and the change of the method of accounting for stock-based compensation to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), "Share-Based Payment”.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People’s Republic of China
July 10, 2008

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the fiscal year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the year ended December 31
	2006	2007	2007
Audit	RMB3,789,000	RMB6,565,000	US$900,000

TOC

fees(1)
Audit related fees	526,000	530,000	25,000
Total	RMB4,315,000	RMB7,095,000	US$925,000
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

4.6*	2006 Share Incentive Plan of Ninetowns Internet Technology Group Company Limited
4.7*
Service Agreement dated October 8, 2003 between Ninetowns Internet Technology Group Company Limited and Shuang Wang (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

TOC

Exhibit Number	Description
Exchange Commission on November 3, 2004)
4.8*
Service Agreement dated October 8, 2003 between Ninetowns Internet Technology Group Company Limited and Xiaoguang Ren (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.09*
Service Agreement dated September 30, 2003 between Ninetowns Internet Technology Group Company Limited and Tommy Siu Lun Fork (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.10*
Service Agreement dated October 8, 2003 between Ninetowns Internet Technology Group Company Limited and Kin Fai Ng (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.11*
Service Agreement dated October 8, 2003 between Ninetowns Internet Technology Group Company Limited and Min Dong (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.12*
Service Agreement dated October 8, 2003 between Ninetowns Internet Technology Group Company Limited and Bolin Wu (incorporated by reference to Exhibit 10.11 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.13*
Service Agreement dated November 12, 2004 between Ninetowns Internet Technology Group Company Limited and John Yan Wang (incorporated by reference to Exhibit 10.36 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 30, 2004)

4.14*
Translation of Form of Software Sales Agreement (incorporated by reference to Exhibit 10.12 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.15*
Translation of Franchise Agreement dated February 14, 2004 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd. (incorporated by reference to Exhibit 10.17 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.16*
Translation of Supplemental Agreement dated April 22, 2004, amending Franchise Agreement dated February 14, 2004 (incorporated by reference to Exhibit 10.18 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.17*
Translation of Franchise Agreement relating to “iDeclare.CIQ” software dated May 10, 2006 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software and Technology Co., Ltd. (incorporated by reference to Exhibit 4.22 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2006)

4.18*
Translation of Franchise Agreement relating to “iProcess.CIQ” software dated May 10, 2006 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software and Technology Co., Ltd. (incorporated by reference to Exhibit 4.23 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2006)

†4.19*
Translation of Franchise Agreement relating to “Ninetowns Network Quality Supervision Software v1.0” software dated December 26, 2006 between Beijing Ninetowns Network and Software Co., Ltd. and Beijing Ninetowns Zhi Fang Software and Technology Co., Ltd.

4.20*
Translation of Franchise Agreement dated May 12, 2006 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.24 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2006)

TOC

Exhibit Number	Description
†4.21*
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

†4.23*
Translation of Franchise Agreement relating to “Ninetowns Network Quality Supervision Software v1.0” software dated December 26, 2006 between Beijing Ninetowns Network and Software Co., Ltd. and Beijing Ninetowns Xin He Software Technology Co., Ltd.

†4.24*
Translation of Franchise Agreement relating to “iDelare v5.0” software dated October 18, 2006 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Guangzhou Ninetowns Wang Li Software Co., Ltd.

†4.25*
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

4.30*	Translation of Renewal Agreement dated September 20, 2006 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.
4.31*	Translation of Renewal Agreement dated December 6, 2006 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.
4.32*	Translation of Renewal Agreement dated March 20, 2007 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.
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

TOC

Exhibit Number	Description
2006)
4.35*	Translation of Renewal Agreement dated September 20, 2006 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.
4.36*	Translation of Renewal Agreement of Extension 1 dated December 21, 2006 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.
4.37*	Translation of Renewal Agreement of Extension 1 dated March 20, 2007 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.
4.38*
Translation of Extension Agreement dated December 23, 2005 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Digital Technology Limited (incorporated by reference to Exhibit 4.31 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2006)

4.39*	Translation of Renewal Agreement of Extension 2 dated June 6, 2006 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.
4.40*	Translation of Renewal Agreement of Extension 2 dated December 18, 2006 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.
4.41*	Translation of Renewal Agreement of Extension 2 dated March 20, 2007 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.
4.42*	Translation of Renewal Agreement of Extension 3 dated November 27, 2006 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.
4.43*	Translation of Renewal Agreement of Extension 3 dated March 20, 2007 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.
4.44*	Translation of Renewal Agreement of Extension 4 dated December 15, 2006 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.
4.45*	Translation of Renewal Agreement of Extension 4 dated March 20, 2007 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.
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

4.71*
Investor’s Rights Agreement dated October 19, 2006, among Beprecise Investments Limited, Global Market Group Limited, Global Market Group (Asia) Limited, Global Market (Guangzhou) Co., Ltd., Pan Weijia and Pan Weinan

TOC

Exhibit Number	Description
4.72*
Share and Purchase Agreement dated April 9, 2007, among Ixworth Enterprises Limited, Beijing Ninetowns Network and Software Co., Ltd., Fan Hui Yang, Zhi Sheng Limited, Ample Spring Holdings Limited, Beijing Baichuan Tongda Science and Technology Development Co., Ltd., Zhou Peiji and Zhou Lijun

4.73*	Shareholders Agreement dated April 26, 2007, among Ixworth Enterprises Limited, Fan Hui Yang, Zhi Sheng Limited and Ample Spring Holdings Limited
†4.74 *
Translation of Software Copyright Assignment Agreement dated November 10, 2006 between Department Service Center of Dongguan Entry-Exit Inspection and Quarantine Bureau and Beijing Ninetowns Ports Software and Technology Co., Ltd.

4.75
Amendment to Share Purchase and Subscription Agreement dated December 22, 2007, among Ixworth Enterprises Limited, Beijing Ninetowns Network and Software Co., Ltd., Fan Hui Yang, Zhi Sheng Limited, Ample Spring Holdings Limited, Beijing Baichuan Tongda Science and Technology Development Co., Ltd., Zhou Peiji and Zhou Lijun.

4.76
Translation of Pre-sale Contract for Commodity House in Beijing Municipality dated June 25 2007 between Beijing Hengfu Plaza Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.

4.77	Translation of Sale Contract for Commodity House dated September 19, 2007 between Guangzhou Hejing Real Estate Development Co., Ltd. and Guangdong Ninetowns Technology Co., Ltd.
8.1	Subsidiaries of Ninetowns Internet Technology Group Company Limited
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

TOC

Signatures

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf on this 15th day of July, 2008.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

By:	/s/ Shuang Wang
Name: Shuang Wang
Title: Chief Executive Officer

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of independent registered public accounting firm	F – 2

Consolidated balance sheets as of December 31, 2006 and 2007	F – 4

Consolidated statements of operations for the years ended December 31, 2005, 2006 and 2007	F – 6

Consolidated statements of shareholders' equity and comprehensive income for the years ended December 31, 2005, 2006 and 2007	F – 8

Consolidated statements of cash flows for the years ended December 31, 2005, 2006 and 2007	F – 9

Notes to consolidated financial statements	F – 11

Schedule I - Condensed financial information of the parent company	F – 41

INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Shareholders of
Ninetowns Internet Technology Group Company Limited

We have audited the accompanying consolidated balance sheets of Ninetowns Internet Technology Group Company Limited, its subsidiaries and variable interest entities (collectively, the “Company”) as of December 31, 2006 and 2007, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007, and related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

As described in Note 2 to the consolidated financial statements, (1) effective on January 1, 2007, the Company adopted the recognition and measurement methods under Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109”; (2) effective on January 1, 2006, the Company changed its method of accounting for stock-based compensation to conform to Statement of Financial Accounting Standard  No. 123 (revised 2004), "Share-Based Payment".

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of the readers.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 10, 2008 expressed an adverse opinion on the Company’s internal control over financial reporting because of two material weaknesses.

INDEX

Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People's Republic of China
July 10, 2008

INDEX

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	Years Ended December 31,
	2006	2007	2007
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalent	598,648	649,863	89,088
Restricted cash	-	853	117
Short-term investments:
Available-for-sale securities	-	10,962	1,503
Term deposits	307,209	26,000	3,564
Trade receivables from customers
Billed, less allowance for doubtful accounts
of RMB1,088 in 2006 and RMB2,412 in 2007, respectively	17,943	30,222	4,143
Unbilled, less allowance for doubtful accounts of RMB Nil and RMB Nil for 2006 and 2007, respectively	832	874	120
Trade receivables from related parties
Billed, less allowance for doubtful accounts RMB Nil and RMB20,887 in 2006 and 2007, respectively	28,330	6,350	871
Inventories	6,820	7,011	961
Prepaid expenses and other current assets	27,653	17,059	2,339
Deferred tax assets	1,698	1,300	178
Total current assets	989,133	750,494	102,884

Property and equipment, net	46,693	189,777	26,016
Deposits for acquisition of property and equipment	73,411	34,804	4,771
Investment in an affiliate	-	2,450	336
Investments under cost method	38,929	40,786	5,591
Acquired intangible assets, net	22,697	73,851	10,124
Other non-current asset	856	937	128
Goodwill	193,570	78,081	10,705
TOTAL ASSETS	1,365,289	1,171,180	160,555

INDEX

	Years Ended December 31,
	2006	2007	2007
	RMB	RMB	US$

LIABILITIES，MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued expenses	14,312	19,260	2,640
Amount due to an affiliate	-	1,450	199
Advance from customers	10,321	14,461	1,982
Deferred revenue	26,383	32,472	4,452
Income taxes payable	6,334	6,520	894
Other taxes payable	2,332	1,588	218
Unrecognized tax benefits	-	832	114
Total current liabilities	59,682	76,583	10,499

Non-current liabilities
Deferred tax liabilities	627	16,210	2,222
			-
Total liabilities	60,309	92,793	12,721

Minority interests	-	5,483	752
Commitments (Note 17)

Shareholders' equity:
Ordinary shares, par value RMB 0.027(HK$ 0.025) per share: 8,000,000,000 shares authorized; 34,991,834 shares issued and outstanding in 2006 and 2007	926	926	127
Additional paid-in capital	871,642	873,568	119,755
Treasury shares, at cost, 47,862 shares and nil share in 2006 and 2007, respectively	(1,268)	-	-
Retained earnings	394,056	145,345	19,925
Statutory reserve	47,287	64,831	8,888
Accumulated other comprehensive loss	(7,663)	(11,766)	(1,613)
Total shareholders' equity	1,304,980	1,072,904	147,082

TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY	1,365,289	1,171,180	160,555

See notes to consolidated financial statements.

INDEX

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Years Ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
Net revenues:
Enterprise software and related customer maintenance services
external customers	142,534	92,127	67,822	9,298
related parties (Note 15)	60,954	24,706	9,505	1,303
Software development services
external customers	7,600	23,084	25,642	3,515
related parties (Note 15)	28,100	12,933	-	-
Computer hardware sales	678	398	-	-
Business-to-business search services	-	-	489	67
Total net revenues	239,866	153,248	103,458	14,183
Cost of revenues:
Enterprise software and related customer maintenance services	(495)	-	-	-
Software development services (including share-based compensation expense of nil in 2005, RMB1,039 in 2006 and RMB126 in 2007)	(18,192)	(16,805)	(17,748)	(2,433)
Computer hardware sales	(482)	(134)	-	-
Business-to-business search services	-	-	(5,109)	(700)
Total cost of revenues	(19,169)	(16,939)	(22,857)	(3,133)
Gross profit	220,697	136,309	80,601	11,050
Operating expenses:
Selling and marketing (including share-based compensation expense of nil in 2005, RMB3,371 in 2006, and RMB628 in 2007)	(25,752)	(13,604)	(41,086)	(5,633)
General and administrative (including share- based compensation expense of nil in 2005, RMB4,074 in 2006, and RMB1,145 in 2007)	(48,778)	(67,449)	(86,334)	(11,835)
Research and development (including share- based compensation expense of nil in 2005, RMB1,843 in 2006, and RMB27 in 2007)	(11,249)	(29,825)	(32,003)	(4,387)
(Allowance) recovery for doubtful accounts	(760)	1,521	(22,395)	(3,070)
Provision for impairment of goodwill	-	-	(193,570)	(26,536)
Total operating expenses	(86,539)	(109,357)	(375,388)	(51,461)
Government subsidies	447	705	1,015	139
Income (loss) from operations	134,605	27,657	(293,772)	(40,272)
Interest income	17,625	19,302	13,885	1,903
Gain from sales of short-term investments	-	-	43,546	5,970
Income (loss) before provision for income taxes and minority interest	152,230	46,959	(236,341)	(32,399)
Provision for income taxes	(626)	(1,031)	(243)	(33)
Net income (loss) before minority interest	151,604	45,928	(236,584)	(32,432)
Minority interests in loss of subsidiary	-	-	6,053	830
Net income (loss)	151,604	45,928	(230,531)	(31,602)
Net income (loss) per share:
Basic	4.39	1.32	(6.59)	(0.90)

INDEX

Diluted	4.25	1.30	(6.59)	(0.90)
Weighted average shares used in computation:
Basic	34,539,976	34,773,005	34,966,830	34,966,830
Diluted	35,706,894	35,368,882	34,966,830	34,966,830

See notes to consolidated financial statements.

INDEX

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME (LOSS)
(In thousands, except share and per share data)

	Ordinary Shares		Additional Paid-in	Treasury	Shares	Retained	Statutory	Accumu- lated Other Compre-hensive		Compre-hensive
	Shares	Amount	Capital	Shares	Amount	Earnings	Reserve	(Loss) Income	Total	Income
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2005	34,391,834	911	845,730	-	-	200,531	43,280	-	1,090,452	-
Ordinary shares converted to ADR shares for future exercises of share options	600,000	15	15,585	(600,000)	(15,600)	-	-	-	-	-
Issuance of ADR shares for the exercises of employee share options	-	-	-	284,774	7,404	-	-	-	7,404	-
Provision for statutory reserve	-	-	-	-	-	(4,007)	4,007	-	-	-
Net income	-	-	-	-	-	151,604	-	-	151,604	151,604
Foreign currency translation adjustments	-	-	-	-	-	-	-	(3,095)	(3,095)	(3,095)
										148,509

Balance as of December 31, 2005	34,991,834	926	861,315	(315,226)	(8,196)	348,128	47,287	(3,095)	1,246,365	-
Issuance of ADR shares for the exercises of employee share options	-	-	-	267,364	6,928	-	-	-	6,928	-
Employee share options compensation	-	-	10,327	-	-	-	-	-	10,327	-
Net income	-	-	-	-	-	45,928	-	-	45,928	45,928
Foreign currency translation adjustments	-	-	-	-	-	-	-	(4,568)	(4,568)	(4,568)
										41,360

Balance as of December 31, 2006	34,991,834	926	871,642	(47,862)	(1,268)	394,056	47,287	(7,663)	1,304,980	-
Cumulative effect of unrecognized tax benefit on adoption of FIN 48	-	-	-	-	-	(636)	-	-	(636)	-
Issuance of ADR shares for the exercises of employee share options	-	-	-	47,862	1,268	-	-	-	1,268	-
Provision for statutory reserve	-	-	-	-	-	(17,544)	17,544	-	-	-
Net loss	-	-	-	-	-	(230,531)	-	-	(230,531)	(230,531)
Foreign currency translation adjustments								(6,977)	(6,977)	(6,977)
Employee share options compensation	-	-	1,926	-	-	-	-	-	1,926	-
Unrealized gain on available for sale securities	-	-	-	-	-	-	-	2,874	2,874	2,874
										(234,634)
Balance as of December 31, 2007	34,991,834	926	873,568	-	-	145,345	64,831	(11,766)	1,072,904	-

		US$127	US$119,755	US$-	US$-	US$19,925	US$8,888	(US$1,613)	US$147,082

INDEX

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share and per share data)

	Years Ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	151,604	45,928	(230,531)	(31,602)
Adjustments to reconcile net income to net cash
Provided by operating activities:
Loss on disposal of property and equipment	263	511	1,544	212
Depreciation of property and equipment	2,877	6,194	9,867	1,353
Amortization of acquired intangible assets	2,416	2,943	14,466	1,983
Gain from sale of trading securities	-	-	(43,204)	(5,923)
Gain from sale of available for sale securities	-	-	(342)	(47)
Allowance (recovery) for doubtful debts	760	(1,521)	22,395	3,070
Bad debt recoveries	-	-	(2,683)	(368)
Provisions for goodwill impairment			193,570	26,536
Proceeds from sales of trading securities	-	-	94,834	13,001
Purchase of trading securities	-	-	(51,630)	(7,078)
Minority interest in loss of subsidiary	-	-	(6,053)	(830)
Employee share-based compensation	-	10,327	1,926	264
Changes in operating assets and liabilities:
Inventories	401	903	(191)	(26)
Trade receivables from customers	(2,843)	2,854	(15,322)	(2,099)
Trade receivables from related parties	1,188	27,311	-	-
Prepaid expenses and other assets	16,668	(12,313)	11,986	1,643
Accounts payable and accrued expenses	(7,022)	164	(17,518)	2,402
Advance from customers	10,639	(318)	4,140	567
Deferred revenue	(29,344)	(41,503)	6,089	835
Deferred taxes, net	-	(1,071)	(1,125)	154
Income taxes payable	(77)	947	315	43
Other taxes payables	(1,158)	(524)	(744)	(102)

Net cash provided by/(used in) operating activities	146,372	40,832	(2,941)	(403)

Cash flows from investing activities:
Increase in restricted cash	-	-	(853)	(117)
Decrease (Increase) of term deposits	(56,087)	(100,209)	281,209	38,550
Cash paid for investments under cost method	-	(38,929)	(4,500)	(617)
Cash paid for establishment of an affiliate			(2,450)	(336)
Purchases of available-for-sale securities			(10,076)	(1,381)
Proceeds from available for sale securities	-	-	2,330	319
Purchase of property and equipment	(31,376)	(19,774)	(71,782)	(9,840)
Purchase of intangible assets for internal use	-	(17,200)	-	-
Payment for acquisition of property and equipment	(23,388)	(371)	(34,804)	(4,771)
Acquisition of a business, net of cash acquired of RMB 3,119	-	-	(101,881)	(13,967)
				-
Net cash (used in) provided by investing activities	(110,851)	(176,483)	57,193	7,840

Cash flows from financing activities:
Exercise of share options	7,404	6,928	1,268	174
Return of capital to minority shareholder upon dissolution of a subsidiary	-	(600)	-	-
Decrease in amounts due to shareholders	(5,360)	-	-	-

Net cash provided by financing activities	2,044	6,328	1,268	174

Effect of exchange rate changes	(3,084)	(3,503)	(4,305)	(590)

Net increase (decrease) in cash and cash equivalents	34,481	(132,826)	51,125	7,021
Cash and cash equivalents at the beginning of the year	696,993	731,474	598,648	82,067
				-

INDEX

Cash and cash equivalents at the end of the year	731,474	598,648	649,863	89,088

Supplemental non-cash investing activities:
Amount payable for purchase of property and equipment	3,258	477
Supplemental cash flow information:
Cash paid during the year for income taxes	703	1,156	909	125

INDEX
NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In thousands, except share and share-related data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Ninetowns Internet Technology Group Company Limited ("Ninetowns") was incorporated as an exempted limited liability company in the Cayman Islands on February 8, 2002 under the Companies Law of the Cayman Islands. At the time of its incorporation, all of the outstanding ordinary shares of Ninetowns were held by Jitter Bug Holdings Limited ("Jitter Bug"). Substantially all of Ninetown's business is conducted in the People's Republic of China (the "PRC") through its subsidiaries and variable interest entities ("VIE"). Ninetowns, its subsidiaries, and its "VIEs" (collectively, the "Company") are principally engaged in the sale of enterprise software and provision of the related after-sales maintenance services, software development services and in April 2007, the Company acquired a 70% equity interest in a Business to Business ("B2B") search engine operator (see note 3) and started to be engaged in the provision of B2B search services.

As of December 31, 2007, a summary of the subsidiaries and VIEs of Ninetowns was as follows:

Name of entity	Place of Incorporation/ Establishment	Effective ownership interest	Principal activities
Subsidiaries:
Ixworth Enterprises Limited ("Ixworth")	British Virgin Islands ("BVI")	100%	Investment holding
Asia Pacific Logistics Limited ("Asia Pacific")	BVI	100%	Investment holding
Better Chance International Limited ("Better Chance")	BVI	100%	Investment holding
Beprecise Investments Limited (“Beprecise”)	BVI	100%	Investment holding
Ample Spring Holdings Limited (“Ample Spring”)	BVI	70%	Investment holding
New Take Limited	Hong Kong	100%	Investment holding

Shielder Limited	Hong Kong	100%	Investment holding

Beijing New Take Electronic Commerce Limited ("Beijing New Take")	PRC	100%	Inactive

Beijing Ninetowns Times Electronic Commerce Limited ("Beijing Ninetowns Times")	PRC	100%	Provision of software development services

Beijing Ninetowns Digital Technology Limited ("Beijing Ninetowns Digital Technology")	PRC	100%	Sale of enterprise software and provision of the related after-sales services, sale of computer hardware and accessories, and provision of software development services

Beijing Ninetowns Ports Software and Technology Co., Ltd ("Beijing Ninetowns Ports")	PRC	100%	Sale of enterprise software and provision of the related after-sales services, sale of computer hardware and accessories, and provision of software development services

Beijing Ninetowns Network and Software Co., Limited (“Beijing Ninetowns Network”)	PRC	100%	Sale of enterprise software and provision of the related after-sales services, and provision of technique consulting services

Guangdong Ninetowns Technology Co., Ltd. ("Guangdong Ninetowns")	PRC	100%	Sale of enterprise software and provision of the related after-sales services, sale of computer hardware and accessories, and provision of software development services

INDEX
NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In thousands, except share and share-related data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name of entity	Place of Incorporation/ Establishment	Effective ownership interest	Principal activities
Shanghai New Take Digital Technology Limited ("Shanghai New Take")	PRC	100%	Sale of enterprise software and provision of the related after-sales services, sale of computer hardware and accessories, and provision of software development services

Variable interest entities:

Beijing Ronghe Tongshang Network Technology Limited (“Ronghe Tongshang”)	PRC	100%	Provision of online solution for international trade

Beijing Baichuan Tongda Science and Technology Development Co., Ltd. (“Baichuan Tongda”)	PRC	70%	Provision of Internet content services in the areas of B2B

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
●
The Company provides guarantees on the execution of all business contracts entered by Ronghe Tongshang in its business operation. Ronghe Tongshang pledges its assets to the Company as a collateral for such guarantee. Through December 31, 2007, Ronghe Tongshang has not yet entered into any business contracts that would require guarantees from the Ninetowns;

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

Because the above arrangement, which assigned all of the equity owners' rights and obligations to the Company resulting in the equity owners lacking the ability to make decisions that have a significant effect on Ronghe Tongshang's operations and the Company's ability to extract the profits from the operation of Ronghe Tongshang, and assume the Ronghe Tongshang's residual benefits. Because the Company is the sole variable interest holder of Ronghe Tongshang, it is the primary beneficiary of Ronghe Tongshang. Consistent with the provision of Financial Accounting Standards Board ("FASB") Interpretation No. 46 (Revised), "Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51" ("FIN 46R"), the Company consolidates Ronghe Tongshang from its inception.

INDEX
NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In thousands, except share and share-related data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Baichuan Tongda is a PRC company which was established on February 24, 2004 for providing internet content services in the areas of B2B services. The founders of Baichuan Tongda were two PRC citizens ("original shareholders"). In April 2007, as part of the acquisition transaction of Ample Spring and Baichuan Tongda (described in Note 3) , two designated PRC citizens (“70% registered shareholders”) acquired 70% of the registered capital from the original shareholders. Pursuant to a series of contractual arrangements with Baichuan Tongda and the 70% registered shareholders, the Company bears the risk of, and enjoys the reward from the ownership of Baichuan Tongda. A summary of the major terms of the arrangements is as follows:

●	The 70% registered shareholders irrevocably granted the Company the right to make all operating and business decisions for Baichuan Tongda on behalf of the 70% registered shareholders;
●	All registered capital owned by the 70% registered shareholders is pledged to the Company as a collateral against the service fee payable to the Company;
●
The Company may dispose of the collateralized registered capital at its sole discretion without limitation or restriction. The Company has the right and sole discretion to purchase all or part of the registered capital from the 70% registered shareholders when such purchase becomes legally allowable;

●	The 70% registered shareholders may not dispose of or enter into any other agreements involving the shares owned by them without prior agreement by the Company;
●	The Company is engaged by Baichuan Tongda as the exclusive service provider for business and technical support services and is entitled to a fee for the serviced provided;
●	The Company has made an entrustment loan to Baichuan Tongda in the amount of RMB30,000 to finance the operations of Baichuan Tongda.

Through the above arrangements, the Company is the primary beneficiary of Baichuan Tongda. Accordingly, under the requirement of FIN46(R), Baichuan Tongda has become a variable interest entity of the Company and the financial statements of Baichuan Tongda have been consolidated by the Company since the designated 70% registered shareholders acquired the 70% equity interests from the original shareholders.

The following financial information of the above two VIEs was included in the accompanying consolidated financial statements.

	December 31,
		2006	2007
		RMB	RMB
Total assets		396	27,752
Total liabilities		(1,000)	(51,325)

	Years Ended December 31, 2007
	2005	2006	2007
	RMB	RMB	RMB
Total revenue	-	-	274
Total net loss	-	(1,604)	(14,315)

INDEX
NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In thousands, except share and share-related data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

Basis of presentation - The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America ("US GAAP"). All amounts in the accompanying consolidated financial statements and the related notes are expressed in Renminbi ("RMB"). The amounts expressed in United States dollars ("US$") are presented solely for the convenience of the readers and are translated at a rate of RMB7.2946 to US$1, the approximate rate of exchange at December 31, 2007. Such translations should not be construed to be the amounts that would have been reported under US GAAP.

Basis of consolidation - The consolidated financial statements include the financial statements of Ninetowns and its subsidiaries and VIEs. All significant intercompany transactions and balances are eliminated on consolidation.

Use of estimates - The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company's consolidated financial statements include allowance for doubtful accounts, estimated cost to complete in a percentage of completion arrangement, estimated useful lives and impairment of acquired intangible assets and goodwill, valuation allowance for deferred tax assets and purchase price allocation relating to the business acquired.

Cash and cash equivalents - Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments, which are unrestricted as to withdrawal and use, and have remaining maturities of three months or less when purchased.

Restricted cash—The Company’s restricted cash is related to deposits required by certain customers for the software development services provided by the Company.

Term deposits - Term deposits consist of deposits placed with financial institutions with remaining maturity of greater than three months but less than one year.

Short-term investments – Short-term investments are comprised of marketable equity securities, which are classified as trading and available-for-sale. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with realized gains and losses recognized in earnings. The Company purchased and sold trading securities during 2007 but there were no outstanding balances at December 31, 2007. Short-term investments classified as available for sale are stated at fair values. Unrealized gains or losses for available for sale securities from the changes in fair value are recorded into equity account as other comprehensive income (loss). Realized gains or losses for disposal of available for sale securities are directly recorded in the consolidated statement of operations.

The Company reviews investment in available-for-sale securities at the end of each balance sheet date for other-than-temporary declines in fair value below the cost basis based on the specific identification method. If the Company determines a decline in fair value below the cost basis is other-than-temporary, accumulated unrealized loss is accounted for as realized loss and included in earnings. No other-than temporary impairment losses were recorded during the years ended December 31, 2005,  2006 and 2007.

INDEX
NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In thousands, except share and share-related data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Inventories - Inventories are stated at the lower of cost or market price. Cost is determined by the weighted average method. Provision for diminution in value on inventories is made using specific identification method. No inventory provisions were made in 2005, 2006 and 2007.

Accounts receivable and allowance for doubtful accounts - Accounts receivable mainly represents amounts earned and are collectible from customers.  Accounts receivable are stated at the amount the Company expects to collect.  The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make the required payments and uses the specific identification method to record such allowances.  Management of the Company considers the following factors when determining the collectability of accounts receivable:  a customer's credit-worthiness, past collection history, and changes in a customer's payment terms. Allowance for doubtful accounts is made based on aging of accounts receivable and on any specifically identified accounts receivable that may become uncollectible.

Changes in the allowance for doubtful accounts were as follows:

	2006	2007
	RMB	RMB

Balance at January 1,	4,851	1,088
Provision for allowance for doubtful debts	2,487	25,078
Recovery	(4,008)	(2,683)
Write offs	(2,242)	(184)

Balance at December 31,	1,088	23,299

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

Acquired intangible assets - Acquired intangible assets, which consist primarily of customer relationships, buyer database, completed technology and purchased software for internal use, are carried at cost, less accumulated amortization.

Amortization is calculated on a straight-line basis over the expected useful life of the assets of five years. Amortization expenses for the years ended December 31, 2005, 2006 and 2007 were RMB2,416 and RMB2,943 and RMB14,466 respectively.

Impairment of long-lived assets - The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would adjust the carrying value of the asset based on the fair value and

INDEX
NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In thousands, except share and share-related data)
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

recognize an impairment loss. There were no impairment losses in the years ended December 31, 2005, 2006 and 2007.

Goodwill - Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Company completes a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

Management performed the annual goodwill impairment test as of December 31, 2005, 2006 and 2007 and no impairment losses were recorded in 2005 and 2006.  In 2007, based on the impairment assessment performed by management, the Company incurred a total goodwill impairment charge of RMB193,570.  This impairment charge is related to the Company's segments of enterprise software and related customer maintenance service and software development services. The Company's financial outlook from maintenance services of the free software offered by the Chinese government has been negatively impacted due to several factors.  First, the Chinese government's declining promotion of its free software has resulted in a corresponding decline in the need for the Company's maintenance services. Additionally, the Company believes there is uncertainty surrounding the Chinese government's future promotional plans for its free software.  As a result, the Company decided to revise downward the financial performance projection and assumptions of its enterprise software and related customer maintenance service segment, resulting in a goodwill impairment loss of RMB187,770 recognized for this segment. For the software development service segment, the Company has experienced a slowdown in the demand for such services by the government and therefore has also revised downward the financial performance projection and assumptions of this segment, resulting in an impairment loss of RMB5,800 recognized for this segment.

The changes in the carrying amount of goodwill by reporting unit for the years ended December 31, 2006 and 2007 were as follows:

	Enterprise software and related customer maintenance service	Software development services	B2B	Total
	RMB	RMB	RMB	RMB
Balance as of January 1, 2006 and December 31, 2006	187,770	5,800	-	193,570
Goodwill acquired during the year	-	-	78,081	78,081
Goodwill impairment during the year	(187,770)	(5,800)	-	(193,570)
Balance as of December 31, 2007	-	-	78,081	78,081

INDEX
NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In thousands, except share and share-related data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Investments under cost method – For investment in an investee over which the Company does not have significant influence, the Company carries the investment at cost adjusted for other-than-temporary declines in fair value and recognizes income when receiving dividends from distribution of investee’s earnings. The Company reviews the investments under cost method for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. An impairment loss is recognized in earnings equal to the difference between the investment cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment would then become the new cost basis of the investment. No impairment charges were recorded for the years ended December 31, 2005, 2006 and 2007.

Investment in an affiliate - Investment in an affiliate over which the Company exercises significant influence, but not control, are accounted for using the equity method. The Company's share of earnings (losses) of the affiliate is included in the consolidated statements of operations, The Company established its affiliate in 2007 and the affiliate had not commenced its operations at December 31, 2007.

Income taxes - Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for tax credits and net operating losses available for carry-forwards and significant temporary differences. Deferred tax assets and liabilities are classified as current or non-current based upon the classification of the related asset or liability in the financial statements or the expected timing of their reversal if they do not relate to a specific asset or liability. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws and regulations applicable to the Company as enacted by the relevant tax authorities.

On January 1, 2007, the Company adopted FASB Interpretation No.48 (“FIN 48”), Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No.109. Under FIN 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The total amount of unrecognized tax benefits as of the date of adopting FIN 48 was RMB636 and a total FIN48 liability including late payment interest of RMB832 included in income tax expense in the income statement by the end of 2007.  The Company's tax years from 2003 to 2007 are subject to examination by the tax authorities.

Revenue recognition –The Company's revenue is mainly derived from four primary sources: (i) sale of enterprise software and related customer maintenance services; (ii) software development services; (iii) sale of computer hardware and (iv) B2B search services.

Revenue from the sale of enterprise software and related customer maintenance service is recognized when there is evidence of an arrangement, the delivery or service has occurred, the fee is fixed or determinable, and collectability is probable. As the Company does not have vendor-specific objective evidence to establish the fair values of the undelivered elements, the Company recognizes revenue from sales of enterprise software and maintenance service on a straight-line basis over the service period which is typically 12 months.

For certain customers, the Company installs the software at the customer's place of business and charges the customer a fixed fee based on actual usage of the software. Accordingly, the Company recognizes the related revenue when the customer uses the software.

INDEX
NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
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

Certain revenue from software development services also includes hardware procurement under customer's request. Since the Company does not have vendor-specific objective evidence to allow for separating various components of such software development service contracts, the Company recognizes such revenues when all components under the contracts are delivered and the project is completed upon the receipt of a written acceptance from the customer.

Sales of computer equipment and accessories are recorded when the goods are delivered, title is passed to the customers and the Company has no further obligations to provide services relating to the operation of such equipment.

The Company provides online business-to-business search services by selling keywords to improve the customers' rankings in search results on the Company's marketplaces.  Service fees are paid in advance in respect of such services for a specific contracted service period.  All service fees are initially deferred when received and revenue is recognized ratably over the term of the respective service contracts as the services are rendered.

The Company reports revenue net of business taxes. Business taxes included in revenue during 2005, 2006, and 2007 totaled RMB10,375, RMB4,919 and RMB4,402 respectively. Software revenue includes the benefit of the rebate of value added taxes on the sales of software and software-related services received from the Chinese tax authorities as part of the PRC government’s policy of encouraging of software development in the PRC. Pursuant to certain PRC rules relating to value-added taxes, Beijing Ninetowns Times, Beijing Ninetowns Digital Technology, Beijing Ninetowns Ports and Beijing Ninetowns Network are entitled to a refund of value-added taxes paid at a rate of 14% of the sales value for self-developed software products, excluding revenues from maintenance services and upgrade rights that are sold separately. Revenues from the sale of software products include the refund of such value-added tax which totaled RMB19,766, RMB10,500 and RMB4,347 for the years ended December 31, 2005, 2006 and 2007, respectively.

Cost of revenue - Cost of revenue includes production costs for products sold, and direct costs associated with the delivery of software development and maintenance services, including salaries, employee benefits and overhead costs associated with employees providing the related services.

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

Advertising costs - Advertising costs are expensed in the period incurred. The Company incurred advertising costs totaling RMB1,979, RMB2,281 and RMB6,277 during the years ended December 31, 2005, 2006 and 2007, respectively.

Government subsidies - Government subsidies represent amounts granted by local governments to reward companies that have made contributions in the development of the electronic and software industries as

INDEX
NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In thousands, except share and share-related data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

well as those companies that contribute significantly to local taxes.  The Company reports government subsidies when it becomes due and receivable and the Company does not have any obligations to repay the amounts received.

Foreign currency translation - The functional currency of the Company's subsidiaries and VIEs established in the PRC is the RMB. The functional currency of Ninetowns and its subsidiaries established in countries other than PRC is the US$. Transactions dominated in other currencies are recorded in the applicable functional currencies at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into the applicable functional currencies at rates of exchange in effect at the balance sheet dates. Non-monetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Exchange gains and losses are recorded in the consolidated statements of operations.

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

Comprehensive income - Comprehensive income includes net income/(loss), foreign currency translation adjustments and unrealized gain or loss on investment in available-for-sale securities and is reported as a component of consolidated statements of shareholders’ equity.

Foreign currency risk - The RMB is not a freely convertible currency. The State Administration for Foreign Exchange under the authority of the People's Bank of China controls the conversion of the RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents and term deposits of the Company included aggregate amounts of RMB830,155 at December 31, 2006 and RMB637,270 at December 31, 2007 which were denominated in RMB.

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

INDEX
NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
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

For share-based compensation awards that were granted prior to January 1, 2006 that are not yet vested and continue to be reported under APB Opinion 25, the following is the Company's pro forma net income that would have been reported if such awards were accounted for under SFAS 123(R):

Year ended December 31,
2005
RMB

Net income, as reported	151,604
Add: Share-based compensation, as reported	-
Less: Share-based compensation determined using the
fair value method	(14,616)

Pro forma net income	136,988

Weighted average shares used in computation
Basic	34,539,976

Diluted	35,706,894

Net income per share:
Basic, as reported	4.39
Basic - pro forma	3.97
Diluted, as reported	4.25
Diluted - pro forma	3.84

The fair value of each option granted is estimated on the date of grant using the minimum value method for options granted before Ninetowns became a public company, as permitted for non-public companies, and using the Black-Scholes option pricing model for options granted after Ninetowns became a public company. The value of options was estimated on the date of the respective grant using the following weighted average assumptions:

INDEX
NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In thousands, except share and share-related data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

The value of options granted was estimated on the date of grant using the following weighted average assumption:

Options grants

Weighed average risk-free rate of return	5%
Weighted average expected option life	6.25 years
Weighted average volatility rate	55%
Weighted average dividend yield	0%

Net income(loss) per share - Basic net income per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted net income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised into ordinary shares. Ordinary share equivalents are excluded from the computation of the diluted net income per share in periods when their effect would be anti-dilutive.

Reclassification - Certain amounts and balances in the 2005 and 2006 consolidated financial statements have been reclassified to conform to the 2007 presentation.

Recently Issued Accounting Pronouncements –In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value in US GAAP, and expands disclosures about fair value measurement. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. In February 2008, the FASB issued FASB Staff Position (“FSP”) 157-2, “Effective Date of FASB Statement No. 157”, which delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at the fair value in the financial statements on a recurring basis (at least annually). SFAS No. 157 is effective for fiscal years beginning after July 1, 2008; FSP 157-2 delays the effective date for certain items to July 1, 2009. The Company is currently assessing the potential impact that adoption of this statement may have on its financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115".  SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value.  SFAS No. 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company's choice to use fair value on its earnings.  It also requires entities to display the fair value of those assets and liabilities for which the Company has chosen to use fair value on the face of the balance sheet.  SFAS No. 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. The Company believes there will be no material impact on its financial statements upon adoption of this standard.

In December 2007, the Financial Accounting Standards Board issued FASB Statement No. 141 (Revised 2007), Business Combinations (“SFAS 141R”). SFAS 141R provides additional guidance on improving the relevance, representational faithfulness, and comparability of the financial information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company has not yet begun the process of assessing the potential impact the adoption of SFAS No. 141R may have on its consolidated financial position or results of operations.

INDEX
NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In thousands, except share and share-related data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

In December 2007, the Financial Accounting Standards Board issued FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51  (“SFAS 160”). SFAS 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company has not yet begun the process of assessing the potential impact the adoption of SFAS No. 160 may have on its consolidated financial position or results of operations.

In March 19, 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” to improve the relevance, comparability, and transparency of financial information provided to investors by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format,cross-referencing within footnotes to enable financial statement users to locate important information, and the disclosure of derivative features that are credit risk-related. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company has not yet begun the process of assessing the potential impact the adoption of SFAS No. 161 may have on its consolidated financial position or results of operations.

3.	ACQUISITIONS

Acquisition of 70% equity interest in Ample Spring and Baichuan Tongda

In April 2007, the Company acquired a 70% equity interests in both Ample Spring and Baichuan Tongda for the purpose of engaging in B2B search business. Baichuan Tongda is a vertical search engine provider established in February 2004 in the PRC. Ample Spring was set up in January 2007 in BVI by the same shareholders of Baichuan Tongda for the purpose of receiving payments only. Therefore, the acquisitions of 70% equity interest in Ample Spring and in Baichuan Tongda are treated as a single transaction. Total consideration for this single transaction is RMB105,000, which was paid in 2007. Because PRC regulations prohibit direct foreign ownership of business entities providing internet content, or ICP, services in the PRC such as Baichuan Tongda's online B2B search service, the acquisition of 70% equity interest in Baichuan Tongda was actually through contractual arrangements as described in Note 1.

The acquisition is accounted for using purchase method of accounting. The results of operations of Baichuan Tongda have been included in the Company’s consolidated financial statements from the date of acquisition.

INDEX
NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In thousands, except share and share-related data)

3.	ACQUISITIONS - continued

The Company’s purchase price was allocated as follows:

	RMB	Estimated useful life

Current assets	4,592
Non-current assets	6,075
Current liabilities	(20,726)
Non-current liabilities	(17,106)
Intangible assets acquired:
Customer relationship	2,455	5 years
Buyer database	2,044	5 years
Completed technology	61,121	5 years
Goodwill	78,081
Minority interest	(11,536)

Total consideration	105,000

The fair values of the intangible assets were determined using the "cost", "income approach-excess earnings" and "relief from royalty" valuation methods. In performing the purchase price allocation, the Company considered, among other factors, forecasted financial performance of the acquired business, market performance, and the market potential of the acquired business in China. The acquired goodwill is not deductible for tax purposes.

The following unaudited pro forma information summarizes the results of operations for the Company, including the acquisition of a 70% interest in Ample Spring, assuming that the acquisition occurred as of January 1, 2006, and 2007 respectively. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	Years Ended December 31,
	2006	2007
	RMB	RMB
	(Unaudited)	(Unaudited)
Total revenue	158,173	107,908
Net income (loss)	36,717	(238,661)
Net income (loss) per share
- Basic	1.06	(6.83)
- Diluted	1.04	(6.83)

The pro forma results of operations give effect to certain pro forma adjustments, including amortization of acquired intangible assets with definite lives associated with the acquisition.

INDEX
NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In thousands, except share and share-related data)

4.	SHORT-TERM INVESTMENTS

Short-term investments are classified as available-for-sale securities. Available-for-sale securities consisted principally of balanced funds issued by major financial institutes.

	December 31, 2007				December 31, 2006
		Gross	Gross			Gross	Gross
		unrealized	unrealized	Fair		unrealized	unrealized	Fair
	Cost	gains	(losses)	value	Cost	gains	(losses)	value
Balanced	8,088	2,874	-	10,962	-	-	-
Total	8,088	2,874	-	10,962	-	-	-

As of December 31, 2007, the Company realized total gains of RMB43,546 (proceeds from the sale of trading securities of RMB94,834 with an aggregate cost of RMB51,630 and proceeds from the sale of available-for-sale securities of RMB2,330 with an aggregate historical cost of RMB1,988) during the year 2007.

5.	INVENTORIES

Inventories consisted of the following:
	Years Ended December 31,
	2006	2007
	RMB	RMB

Computer accessories	5,777	6,952
Third party software products	1,041	58
Other supplies	2	1
	6,820	7,011

Inventories were purchased for software development service projects after the requirements for such projects were determined.  No provision for obsolete or impaired inventories were considered necessary because inventories were purchased only for on-going software development service projects where the specific inventory requirements have been agreed to in contracts with the customers and certain customers are required to pay a significant deposit for such projects prior to their inception.

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expense and other current assets consisted of the following:

	Years Ended December 31,
	2006	2007
	RMB	RMB
Advance to employees	2,434	4,847
Prepayments	7,093	3,864
Deposits for exhibition, office rental, utilities and purchase of property and equipment	10,885	6,928
Interest receivable for term deposits	6,602	446
Value added tax recoverable	425	451
Other receivables	214	523
	27,653	17,059

7.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	Years Ended December 31,
	2006	2007
	RMB	RMB

Buildings	20,108	158,053
Leasehold improvements	8,244	6,484
Furniture, fixtures and office equipment	3,216	4,998
Computer equipment	23,940	34,384
Motor vehicles	3,746	4,238

Total	59,254	208,157

INDEX
NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In thousands, except share and share-related data)

Less: accumulated depreciation and
amortization	(12,561)	(18,380)

Property and equipment, net	46,693	189,777

Depreciation and amortization expenses for the years ended December 31, 2005, 2006 and 2007 were RMB 2,877, RMB6,194 and RMB9,867, respectively.

8.	INVESTMENT IN AN AFFILIATE

In May 2007, the Company, together with the Technology Center of Guangdong Inspection and Quarantine Bureau, established Guangzhou Yuejiu Inspection Technology Service Co. Ltd. ("Yuejiu") in the PRC for the purpose of providing import and export services in Guangzhou and holds a 49% equity interest in Yuejiu for RMB2,450.  Yuejiu had not commenced its operations at December 31, 2007.

9.	INVESTMENTS UNDER COST METHOD

	Years Ended December 31,
	2006	2007
	RMB	RMB

Global Market	38,929	36,286
Tophere	-	4,500

	38,929	40,786

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

The subscription agreement contains put and call options.  The call option gives the Company a right to acquire a variable number of Global Market's ordinary shares at a nominal price of US$1 in the event Global Market's earnings fall below a predetermined level or receive cash if additional earnings requirements are not met.  The put option gives Global Market a right to repurchase up to 285,000 of issued ordinary shares from the Company at a nominal price of US$1 when Global Market's earnings are above a predetermined level. In 2007, both the Company and Global Market waived these put and call options.

In November 2007, the Company entered into an agreement with Hangzhou Tophere Info-Tech Inc.,("Tophere"), a Chinese business-to-business ("B2B") food and beverage trade facilitator headquartered in Hangzhou, to acquire 19.8% equity interest with a cash consideration of RMB4,500. Because the Company cannot exercise significant influence, the investment is accounted for under the cost method.

INDEX
NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In thousands, except share and share-related data)

10.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consisted of the following:

	Years Ended December 31,
	2006	2007
	RMB	RMB

Customer lists and relationships	6,131	8,586
Completed technology	5,251	66,372
Buyer database	-	2,044
Purchased software for internal use	17,200	17,200
Total	28,582	94,202
Less: accumulated amortization	(5,885)	(20,351)
Acquired intangible assets, net	22,697	73,851

Purchased software for internal use represents the perpetual license of "Dongguan iDeclare Version 1.0 " acquired from the Department Service Center of Dongguan Entry-Exit Inspection and Quarantine Bureau (“Dongguan CIQ”) and is only used internally by the Company.

Amortization expenses for the years ended December 31, 2005, 2006, and 2007 were RMB2,416, RMB2,943, and RMB14,466 respectively.

The following table represents the total estimated amortization of intangible assets for the five succeeding years:

For the Year Ending December 31	Estimated Amortization Expense
2008	RMB18,840
2009	18,081
2010	16,564
2011	15,991
2012	4,375
73,851

11.	ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses included the following:

	Years Ended December 31,
	2006	2007
	RMB	RMB
Accounts payable	2,694	5,408
Office expenses payable	1,437	1,498
Accrued expenses	1,009	4,091
Salary and wages	4,381	4,983
Staff welfare	508	485
Professional fees	4,283	2,795
	14,312	19,260

INDEX
NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In thousands, except share and share-related data)

12.	INCOME TAXES

Ninetowns is a tax exempted company incorporated in the Cayman Islands. No provision for Hong Kong Profits Tax has been made as the subsidiaries incorporated in Hong Kong had no assessable profits earned or derived from Hong Kong during the three years ended December 31, 2005, 2006 and 2007. The subsidiaries incorporated in the PRC other than Hong Kong are governed by the Income Tax Law of PRC. Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the "Income Tax Laws").

The PRC subsidiaries are generally subject to a 25% corporate income tax except for certain entities that still enjoy the tax holidays which were grandfathered by the China new tax law effective January 1, 2008.

On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law (the “New Income Tax Law”), which will become effective as of January 1, 2008 and replaced the existing separate income tax laws for domestic enterprises and foreign-invested enterprises, which are PRC subsidiaries of the Company, by adopting an unified income tax rate of 25% for most enterprises. In accordance with the implementation rules of the New Income Tax Law, the existing preferential tax treatments granted to Beijing New Take, Beijing Ninetowns Times, Beijing Ninetowns Digital Technology, Beijing Ninetowns Ports, Guangdong Ninetowns, Beijing Ninetowns Network Software and Beijing Ronghe Tongshang which each previously qualified as a "New and High Technology Enterprise" entitled them to enjoy tax holidays and tax concessions. Under the New Income Tax Law if they wish to qualify for such a preferential rate for years commencing on or after January 1, 2008, they will need to qualify as a "High and New Technology Enterprise Strongly Supported by the State" under the new rules. Until these subsidiaries and VIEs receive official approval for this new status, they will be subject to the statutory 25% tax rate and therefore have used such rate in the calculation of deferred tax balances.

Furthermore, under the New Income Tax Law, a “resident enterprise” which includes an enterprise established outside of the PRC with management located in the PRC, will be subject to PRC income tax. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed a resident enterprise, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

Under the New EIT law effective from January 1, 2008, the rules for determining whether an entity is resident in the PRC for tax purposes have changed and the determination of residence depends amongst other things on the “place of actual management”. If the Company, or its non-PRC subsidiaries, were to be determined to be PRC resident for tax purposes, it or they, would be subject to tax in the PRC on its worldwide income including the income arising in jurisdictions outside the PRC. The Company is still evaluating its resident status under the new law and related guidance.

Beijing New Take and Beijing Ninetowns Times were awarded the certificate of "New and High Technology Enterprise" by Beijing Municipal Science and Technology Committee on March 30, 2001 and were exempted from the enterprise income tax for the two years ended December 31, 2002, followed by a 50% tax reduction for the three years ended December 31, 2005 at an income tax rate of 7.5%. Commencing from January 1, 2006, Beijing New Take and Beijing Ninetowns Times were subject to an enterprise income tax rate of 15% in 2007,

Beijing Ninetowns Digital Technology is qualified as a "New and High Technology Enterprise" and is subject to an enterprise income tax rate of 15% in 2007.

INDEX
NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In thousands, except share and share-related data)

12.	INCOME TAXES – continued

Shanghai New Take was exempted from enterprise income tax for the two years ended December 31, 2004, followed by a 50% tax reduction for the three years ending December 31, 2007 at an income tax rate of 16.5%.

Beijing Ninetowns Ports was awarded the certificate of "New and High Technology Enterprise" and is exempted from the enterprise income tax for the three years ended December 31, 2005, followed by a 50% tax reduction for 2006 and 2007. Based on the recently issued tax regulation, Beijing Ninetowns Ports will be and subject to income tax rate of 7.5%, 25% in 2008 and 2009, respectively.

Guangdong Ninetowns has been awarded the certificate of “New and High Technology Enterprise” and is exempted from the enterprise income tax for the two years ending December 31, 2007. Based on the recently issued tax regulation, Guangdong Ninetowns will be subject to income tax rates of 12.5%, 12.5%, 12.5% and 25% in 2008, 2009, 2010 and 2011, respectively.

Beijing Ninetowns Network Software has been awarded the certificate of “New and High Technology Enterprise” and is exempted from the enterprise income tax for the three years starting from year 2006. Beijing Ninetowns Network Software is exempted from enterprise income tax for 2006 and 2007. Based on the recently issued tax regulation, Beijing Nintowns Network Software will be subject to income tax rates of nil, 12.5%, 12.5%, 12.5% and 25% in 2008, 2009, 2010, 2011 and 2012, respectively.

Beijing Ronghe Tongshang was qualified as a “New and High Technology Enterprise” and is exempt from the enterprise income tax in 2007.

Baichuan Tongda was acquired in April 2007 and subject to an income tax rate of 33% in 2007.

During the years ended December 31, 2005, 2006 and 2007, if the Company’s subsidiaries in the PRC had not been awarded tax holidays or had special tax concessions, they would have recorded additional provision for income taxes totaling RMB43,235, RMB11,251 and RMB23,501, respectively, and the Company’s net income would have been decreased by same amount accordingly. Basic net income or loss per share would have been changed to RMB3.14, RMB0.99 and RMB(7.26), and diluted net income or loss per share would have been changed to RMB3.04, RMB0.97 and RMB(7.26), for the years ended December 31, 2005, 2006, and 2007, respectively.

Provision for income taxes consisted of the following:

	Years Ended December 31
	2005	2006	2007
	RMB	RMB	RMB
Current tax	626	2,102	1,367
Deferred tax	-	(1,071)	(1,124)
	626	1,031	243

As of December 31, 2007, significant temporary differences between the tax basis and financial statement basis of accounting for assets and liabilities that gave rise to deferred taxes were principally related to the following:

INDEX
NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In thousands, except share and share-related data)

12.	INCOME TAXES – continued

	Years Ended December 31
	2006	2007
	RMB	RMB
Current deferred tax assets
Short-term deferred revenue (B2G)	2,260	1,300
Short-term deferred revenue (B2B)	-	62
Less: valuation allowance	(562)	(62)
Current deferred tax assets	1,698	1,300

Non-current deferred tax assets
Net operating loss carried forward	4,610	7,186
Less: valuation allowance	(4,610)	(7,186)
Non-current deferred tax assets	-	-

Non-current deferred tax liabilities
Accelerated depreciation of equipment	(627)	(1,992)
Amortization of intangible assets	-	(14,218)
Non-current deferred tax liabilities	(627)	(16,210)

The Company has operating loss carried forwards totaling RMB28,889 for the year ended December 31, 2007, the amount of which was all from the PRC subsidiaries and will expire on various dates from December 31, 2008 to December 31, 2012.

As of December 31, 2007, a valuation allowance of RMB7,186 was provided against deferred tax assets arising from net operating loss carry-forward, short-term deferred revenue of certain PRC subsidiaries and VIE due to the uncertainty of realization. Adjustment will be made to the valuation allowance if events occur in the future that indicates changes in the amount of deferred tax assets that may be realized.

The Company operates through multiple subsidiaries and VIEs and the valuation allowances are considered separately for each subsidiary and VIE.  The Company does not file consolidated tax returns, therefore, losses and deferred taxes from one subsidiary or VIE may not be used to offset another subsidiary or VIE's earnings or deferred taxes.

If the Company were to be non-resident for PRC tax purposes, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the cases of dividends paid by PRC subsidiaries the withholding tax would be 10% and in the case of a subsidiary 25% or more directly owned by the resident in the Hong Kong SAR, the withholding tax would be 5%.

Aggregate undistributed earnings of the Company’s subsidiaries, VIEs and its VIEs’ located in the PRC that are available for distribution to the Company of approximately 540,079 at December 31, 2007 are considered to be indefinitely reinvested under APB opinion No. 23, and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. The Chinese tax authorities have also clarified that distribution made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

INDEX
NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In thousands, except share and share-related data)

12.	INCOME TAXES – continued

Due to the changes in the new tax law, the Company’s deferred tax balances were calculated based on the newly enacted tax rate to be effective January 1, 2008. The impact on the deferred taxes resulting from the rate change as of January 1, 2008 is an adjustment to the net deferred tax liabilities of $578, representing an increase in deferred tax liabilities and a decrease in deferred tax benefit. The Company also recorded higher deferred tax assets for certain of its PRC subsidiaries at the 25% rate but because of full valuation allowance on these PRC subsidiaries, the change in statutory tax rate has resulted in no net effect to current year’s income tax provision for these entities.

Reconciliation between the provision for (benefit of) income taxes computed by applying the PRC statutory income tax rate of 33% to income (loss) before income taxes and the actual provision for income taxes is as follows:

	Years Ended December 31,
	2005	2006	2007

PRC statutory income tax	33.0%	33.0%	(33.0%)
Expenses not deductible for tax purposes	10.2%	2.9%	5.6%
Permanent differences	(5.9%)	(5.1%)	9.5%
Tax exemption and tax relief granted
to PRC subsidiaries	(36.9%)	(28.6%)	17.9%
Effect on deferred taxes due to changes in tax rates under the new law for certain subsidiaries	-	-	(0.1%)
	0.4%	2.2%	(0.1%)

Effective on January 1, 2007, the Company adopted the provisions of FIN 48.

The total amount of unrecognized tax benefits as of the date of adoption was RMB636. As a result of the implementation of FIN 48, the Company recognized a RMB636 increase in retained earnings for unrecognized tax benefits. As of December 31, 2007, the Company recorded an additional RMB196 for unrecognized tax benefits. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . .. . . . . .636
Additions based on tax positions related to the current year . . . . . . . . . 196
Balance at December 31, 2007 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . 832

The Company does not anticipate any significant change within 12 months of this reporting date of its uncertain tax positions.

INDEX
NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In thousands, except share and share-related data)

13.	OTHER TAXES PAYABLE

	Years Ended December 31,

	2006	2007

	RMB	RMB

Individual income tax withheld	209	605
Business tax payable	2,491	1,628
Value added taxes payable, net	(368)	(645)
	2,332	1,588

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

14.	NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted income per share for the periods indicated:

	Years ended December 31,
	2005	2006	2007

Numerator used in basic net income per share:
Net income (loss)	151,604	45,928	(230,531)

Shares (denominator):
Weighted average ordinary shares outstanding	34,539,976	34,773,005	34,966,830
Plus: incremental shares from assumed conversion of stock options	1,166,918	595,877	-
Weighted average ordinary shares outstanding used in computing diluted net income (loss) per ordinary share	35,706,894	35,368,882	34,966,830

Net income (loss) per ordinary share - basic	4.39	1.32	(6.59)
Net income (loss) per ordinary share-diluted	4.25	1.30	(6.59)

As of December 31, 2006 and 2007, the Company had 1,716,653 and nil ordinary shares equivalents outstanding that could have potentially diluted basic income (loss) per share in the future, but which were excluded in the computation of diluted income (loss) per share in the years presented, as their effect would have been anti-dilutive.

INDEX
NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In thousands, except share and share-related data)

15.	RELATED PARTY TRANSACTIONS AND BALANCES

Purchase of office spaces

In June 2004, the Company acquired office premises from a company affiliated with a director of Jitter Bug.  In 2005, 2006 and 2007, the Company acquired an additional office space from the same seller and paid for the full amount of RMB18,617, RMB47,339 and RMB47,487, respectively. As of December 31, 2007, the building was completed and the amount paid was reported as property in the accompanying consolidated balance sheets.

Software development services

During the years ended December 31, 2005, 2006 and 2007, the Company provided software development services to Beijing iTowNet Cyber Technology Ltd. ("Beijing iTownNet") in which two of the Company's senior management serve as director and supervisor.

The Company provides software development services to eGrid Technology Ltd. ("eGrid") which in turn provides the services to Beijing iTowNet. The Company recognized net revenues of RMB22,160, RMB7,263 and RMB nil from services provided indirectly to Beijing iTowNet through eGrid during 2005, 2006 and 2007, respectively. For the years ended December 31, 2005, 2006 and 2007, RMB270, RMB nil, and RMB nil were recognized from software development services provided directly to Beijing iTowNet. The Company also provided platform maintenance services to Beijing iTowNet directly as well as indirectly through eGrid during the years ended December 31, 2005 and 2006, and recognized net revenues of RMB5,670 and RMB5,670, respectively, from such services. The Company did not provide such maintenance services to Beijing iTowNet in 2007.

Sales of enterprises software and related customer maintenance service:

The Company has an agreement with Shenzhen Ninetowns Enke Software Technology Co., Ltd. ("Ninetowns Enke"), a company owned by two of the Company's senior management, for the distribution of the Company's enterprise software in the southern region of the PRC. During the years ended December 31, 2005, 2006 and 2007, the Company recognized net revenues of RMB47,500, RMB21,240 and RMB2,937 , respectively, from the sales of enterprise software and related customer maintenance service to Ninetowns Enke.

The Company signed an agreement with Guangzhou Wangli Software Co., Ltd. ("Guangzhou Wangli "), a company owned by a minority shareholder of one of the Company's VIEs, for the distribution of the Company's enterprise software in the PRC. During the years ended December 31, 2006 and 2007, the Company recognized net revenues of RMB475 and RMB6,348, respectively, from the sales of enterprise software and related customer maintenance services to Guangzhou Wangli.

The Company sold software products to Beijing iTowNet, directly and indirectly, amounting to RMB13,454, RMB3,466 and RMB229 in the years ended December 31, 2005, 2006 and 2007, respectively.

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

INDEX
NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In thousands, except share and share-related data)

15.	RELATED PARTY TRANSACTIONS AND BALANCES - continued

Related party balances:

Trade receivables at December 31, 2006 and 2007 included RMB2,780 and nil from eGrid, and  RMB1,183 and RMB546 from Ninetowns Enke, and RMB1,485 and RMB 5,804 from Guangzhou Wangli respectively. The amounts were unsecured, interest free, and repayable on demand.

As of December 31, 2006 and 2007, amount due to an affiliate, Guangzhou Yuejiu, are nil and RMB1,450, respectively. The amount is unsecured, interest free and is expected to be collected within one year.

16.	SHARE OPTION PLANS

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

As of December 31, 2006 and 2007, options to purchase 1,716,653 and 1,398,751 ordinary shares were outstanding, respectively. As of December 31, 2006 and 2007, there were no options available under the 2003 Plan for future grants.

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

As of December 31, 2006 and 2007, options to purchase 784,294 and 632,222 ordinary shares were outstanding, respectively. As of December 31, 2006 and 2007, 3,410,000 options to purchase ordinary shares were available under the 2004 Plan, as amended, for future grants.

The 2006 Plan

In December 2005, the shareholders of Ninetowns approved the 2006 stock incentive plan (the "2006 Plan") which allows the Company to offer a variety of share-based awards to employees and employees of the Company's affiliates and subsidiaries including share options, restricted shares, and other similar awards. The exercise price must be at least equal to 100% of the fair market value of the ordinary shares on the grant date. The 2006 Plan will be automatically terminated in 2015. At December 31, 2007, the Company had not granted any options or other types of awards under the 2006 Plan.

A summary of the share option activities was as follows:

INDEX
NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In thousands, except share and share-related data)

16.	SHARE OPTION PLANS - continued

	Years ended December 31,
	2005		2006		2007
	Number of options	Weighted Average Exercise price	Number of options	Weighted Average Exercise price	Number of options	Weighted Average Exercise price

Outstanding at beginning of year	2,328,894	26	2,877,097	39	2,500,947	40
Granted	890,000	71	-	-	-
Exercised	(284,774)	26	(267,364)	26	(47,862)	26
Cancelled	(57,023)	71	(108,786)	46	(422,112)	39
Outstanding at end of year	2,877,097	39	2,500,947	40	2,030,973	40

Exercisable at end of year	1,400,520	26	1,920,366	31	1,872,918	37

The total intrinsic value of options exercised during the years ended December 31, 2005, 2006, and 2007 was RMB8.2 million, RMB3.6 million, and RMB0.6 million, respectively. At December 31, 2007, both the aggregate intrinsic value of options outstanding and options exercisable were RMB nil.

Options outstanding			Options exercisable
	Weighted
	average		Weighted		Weighted
	remaining	Fair value	average		average
Number	contractual	per share	exercise	Number	exercise
outstanding	life	at grant date	price	exercisable	price
			(RMB)		(RMB)

1,398,751	5.875	RMB0.297 (HK$0.286)	26	1,398,751	26
632,222	7.167	RMB40.42 (US$4.896)	71	474,167	71

2,030,973	6.277		40	1,872,918	37

As of December 31, 2007, the unrecognized share-based compensation cost amounted to RMB1,796 and is expected to be recognized over a weighted-average vesting period of 1.25 years.

The amount of stock-based compensation attributable to cost of revenues, sales and marketing, general and administrative expenses, and research and development is included in those line items in the accompanying consolidated statements of operations. Stock-based compensation expense related to stock options is as follows:

INDEX
NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In thousands, except share and share-related data)

16.	SHARE OPTION PLANS - continued

	Years Ended
	December 31,
	2005	2006	2007
Cost of revenues	-	1,039	126
Sales and marketing	-	3,371	628
General and administrative	-	4,074	1,145
Research and development	-	1,843	27
Total stock-based compensation expense	-	10,327	1,926

17.	COMMITMENTS

The Company has operating lease agreements principally for its office properties in the PRC. Such leases have remaining terms ranging from 12 to 24 months and are renewable subject to negotiation. Rental expense was RMB6,581, RMB7,552 and RMB11,699, for the years ended December 31, 2005, 2006 and 2007, respectively.

Future minimum lease payments under non-cancellable operating lease agreements at December 31, 2007 were as follows:

RMB

Year ending December 31:
2008	1,158
2009 and afterwards	496

Total	1,654

The Company has entered into franchise agreements to undertake marketing, distribution and service activities.  Under such agreements, the Company is obligated to provide advertising, training and telephone support associated with the software license and products.  The Company did not have any significant outstanding obligation and commitment at December 31, 2007.

At December 31, 2007, the Company is committed to inject further capital of RMB102.5 million into Ample Spring, a 70%-owned subsidiary of the Company no later than one year after the establishment of a wholly foreign-owned enterprise in the PRC ("WFOE") and the execution of an exclusive business cooperation agreement between this WFOE and Baichuan Tongda.

18.	SEGMENT INFORMATION

Before 2007, the Company had three operating segments: enterprise software segment, software development services segment, and computer hardware sales segment. The enterprise software segment is engaged in the development, distribution and sale of software products, the provision of customer maintenance services to end-users, and the research and development of new enterprise software.  The software development services segment is responsible for the development and integration of software in accordance with the customers' specifications and requirements.  The computer hardware sales segment is engaged in the sale of computer hardware and accessories. These three segments are all under the Company's business to government ("B2G") division.

INDEX
NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In thousands, except share and share-related data)

18.	SEGMENT INFORMATION - continued

In the second quarter of 2007, the Company completed the acquisition of Ample Spring and Baichuan Tongda, a vertical search engine services provider and formally launched the Company's B2B search services and services platform, tootoo.com.  As a result, the Company has a new operating segment, i.e., B2B, which provides online business-to-business search services by selling keywords to improve the customers' rankings in search results on the Company's marketplaces.

The Company follows the provisions of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

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

INDEX
NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In thousands, except share and share-related data)

18.	SEGMENT INFORMATION - continued

The following is a summary of financial information relating to each segment expressed under PRC GAAP:

	Year Ended December 31, 2005
	Enterprise software and related customer maintenance service	Software development services	Computer hardware sales	Total
	RMB	RMB	RMB	RMB
Net revenues from external customers	109,022	7,600	678	117,300
Net revenues from related parties	39,081	28,100	-	67,181
Gross profit	147,278	17,838	196	165,312

	Year Ended December 31, 2006
	Enterprise software and related customer maintenance service	Software development services	Computer hardware sales	Total
		Software
	RMB	RMB	RMB	RMB
Net revenues from external customers	73,123	23,084	398	96,605
Net revenues from related parties	11,450	12,933	-	24,383
Gross profit	84,573	20,251	264	105,088

	Year Ended December 31, 2006

	Enterprise software and related customer maintenance service	Software development services	Computer hardware sales	B2B	Total
	RMB	RMB	RMB	RMB	RMB

Net revenues from external customers	52,481	25,642	-	489	78,612
Net revenues from related parties	8,241	-	-	-	8,241
Gross profit (loss)	60,848	7,894	-	(4,620)	64,122

The Company does not allocate operating expenses to individual segments when making decisions about allocating resources to the segments and assessing their performance.

INDEX
NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In thousands, except share and share-related data)

18.	SEGMENT INFORMATION - continued

The following is a reconciliation of the amounts presented for reportable segments under PRC GAAP to the consolidated totals reported under US GAAP:

	Years Ended December 31,
	2005	2006	2007
	RMB	RMB	RMB

Net revenues from external customers under PRC GAAP	117,300	96,605	78,612
U.S. GAAP adjustments:
Differences in the timing of revenue recognition	21,232	11,455	11,346
PRC value added tax refund	12,280	7,549	3,995

Total net revenues from external customers under US GAAP	150,812	115,609	93,953

Net revenues from related parties under PRC GAAP	67,181	24,383	8,241
U.S. GAAP adjustments:
Differences in the timing of revenue recognition	14,387	10,304	912
PRC value added tax refund	7,486	2,952	352

Total net revenues from related parties under US GAAP	89,054	37,639	9,505

Gross profit under PRC GAAP	165,312	105,088	64,122
U.S. GAAP adjustments:
Differences in the timing of revenue recognition	35,619	21,759	12,258
PRC value added tax refund	19,766	10,501	4,347
Share-based compensation expenses	-	(1,039)	(126)

Gross profit under US GAAP	220,697	136,309	80,601

Operating expenses	(86,539)	(109,357)	(375,388)
Government subsidies	447	705	1,015
Income (loss) from operations	134,605	27,657	(293,772)
Interest income	17,625	19,302	13,885
Gains on disposal of available-for-sale securities	-	-	43,546
Income (loss) before income tax expenses	152,230	46,959	(236,341)

The Company primarily operates in the PRC. All the long-lived assets of the Company are located in the PRC and the Company does not allocate such assets to individual segments.

INDEX
NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In thousands, except share and share-related data)

19.	MAJOR CUSTOMERS

Details of the customers accounting for 10% or more of net revenue are as follows:

Years ended December 31,
Customer	2005	2006	2007
A	18%	9%	*
B	10%	11%	*
C	*	*	17%
D	*	*	23%
E	20%	14%	*
F	12%	*	*

* Represents less than 10% of total net revenue.

20.	EMPLOYEE BENEFIT PLANS

Employees of the Company located in the PRC other than Hong Kong are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution schemes. The calculation of contributions for the eligible employees is based on 20% of the applicable payroll costs. Certain employees of the Company who are located in Hong Kong have joined the Mandatory Provident Fund ("MPF") Scheme which is also a defined contribution scheme. The contribution to the MPF Scheme is calculated based on the rules set out in the MPF Ordinance in Hong Kong which is 5% on the relevant income of the employee with a specific ceiling. The expenses paid by the Company to these defined contribution schemes were RMB2,566, RMB4,587, and RMB5,029 for the years ended December 31, 2005, 2006, and 2007, respectively.

In addition, the Company is required by law to contribute approximately 10%, 1.5%, and 1.3% of applicable salaries of certain employees for medical and unemployment benefits and workers compensation, respectively. The PRC government is directly responsible for the payments of the benefits to these employees. The amounts contributed were RMB1,523, RMB2,889, and RMB3,219 for the years ended December 31, 2005, 2006, and 2007, respectively.

21.	CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

As stipulated by the relevant law and regulations in the PRC, the Company’s subsidiary and variable interest entity in the PRC are required to maintain non-distributable statutory surplus reserve. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of profit after taxes as reported in these entities’ statutory financial statements prepared under PRC GAAP. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the general reserve is accumulated to 50% of these entities registered capital, these entities can choose not to provide more reserves. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and an increase in registered capital of these entities. Amounts contributed to the statutory reserve were RMB47,287 and RMB64,831 as of December 31, 2006 and 2007, respectively.

INDEX
NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In thousands, except share and share-related data)

21.	CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION - continued

The general reserve is used to offset future extraordinary losses. The subsidiaries may, upon a resolution of the shareholders, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employees of the subsidiaries. The enterprise expansion reserve is used for the expansion of the subsidiaries' operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of retained earnings determined according to PRC laws and may not be distributed. RMB28,553 was appropriated to the reserves by Beijing Ninetowns Ports during the year ended December 31, 2005. According to the decision made by the board of directors in January 2007, RMB18,734 was appropriated from retained earnings to the statutory reserves by Ninetown's subsidiaries in the PRC; RMB17,544 were appropriated from current year’s net income to statutory reserves by Ninetown's subsidiaries in the PRC.

Relevant PRC Statutory laws and regulations permit payments of dividends by Ninetown's PRC subsidiaries and VIEs only from their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the general reserve, which requires annual appropriations of 10% of after-tax profit should be set as aside prior to the payment of dividends. As a result of these PRC laws and regulations, the Company's PRC subsidiary and VIEs are restricted in their abilities to transfer funds to the Company in the form of dividends, loans or advances. Total restricted net assets of the Company's consolidated PRC subsidiaries and VIEs were RMB522,535 and RMB540,079 in 2006 and 2007, respectively.

22.	SUBSEQUENT EVENTS

Subsequent to December 31, 2007, Guangzhou YueJiu has been in the process of liquidation.

INDEX

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

SCHEDULE 1 - CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
BALANCE SHEETS
(In thousands, except share and per share data)

	Years Ended December 31,
	2006	2007	2007
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	73,589	33,354	4,572
Prepaid expenses and other current assets	9,041	5,754	789
Amounts due from subsidiaries	678,803	652,181	89,406

Total current assets	761,433	691,289	94,767
Investments in subsidiaries	548,403	385,162	52,801
TOTAL ASSETS	1,309,836	1,076,451	147,568

LIABILITIES AND SHAREHOLDERS' EQUITY

Other payables	4,856	3,443	472
Amounts due to subsidiaries	-	104	14

Total current liabilities	4,856	3,547	486

Shareholders' equity:
Ordinary shares, par value RMB0.027 (HK$0.025) per share:
8,000,000,000 shares authorized; 34,991,834 shares issued and outstanding in 2006 and 2007	926	926	127
Additional paid-in capital	871,642	873,568	119,755
Retained earnings	441,343	210,176	28,813
Treasury shares, at cost, 47,862 shares and 47,862 shares and nil share	(1,268)	-	-
Accumulated other comprehensive loss	(7,663)	(11,766)	(1,613)

Total shareholders' equity	1,304,980	1,072,904	147,082

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,309,836	1,076,451	147,568

INDEX

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
SCHEDULE 1 - CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (CONTINUED)
STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Years ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$

General and administrative expenses	(21,702)	(20,509)	(21,682)	(2,972)
Loss from operations	(21,702)	(20,509)	(21,682)	(2,972)
Interest income	9,101	5,504	2,334	320
Other income	411	-

Loss before equity in earnings of subsidiaries	(12,290)	(15,005)	(19,348)	(2,652)
Equity in earnings of subsidiaries	163,794	60,933	(211,183)	(28,950)
Net income (loss)	151,604	45,928	(230,531)	(31,602)

Net income (loss) per share
Basic	4.39	1.32	(6.59)	(0.90)
Diluted	4.25	1.30	(6.59)	(0.90)

Shares used in computation:
Basic	34,539,976	34,773,005	34,966,830	34,966,830
Diluted	35,706,894	35,368,882	34,966,830	34,966,830

INDEX

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
SCHEDULE 1 - CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)
STATEMENTS OF SHAREHOLDERS' EQUITY AND
COMPREHENSIVE INCOME
(In thousands, except share and per share data)

	Ordinary shares		Additional paid-in	Treasury shares		Retained	Accumulated other compre-hensive		Compre-hensive
	Shares	Amount	capital	Shares	Amount	earnings	loss	Total	income
		RMB	RMB		RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2005	34,391,834	911	845,730	-	-	243,811	-	1,090,452	-
Ordinary shares converted to ADR shares for future exercises of share options	600,000	15	15,585	(600,000)	(15,600)	-	-	-	-
Issurance of ADR shares for the exercise of employee share options	-	-	-	284,774	7,404	-	-	7,404	-
Net income	-	-	-	-	-	151,604	-	151,604	151,604
Foreign currency translation adjustments	-	-	-			-	(3,095)	(3,095)	(3,095)
	-	-	-	-	-	-	-	-	148,509

Balance as of December 31, 2005	34,991,834	926	861,315	(315,226)	(8,196)	395,415	(3,095)	1,246,365	-
Issurance of ADR shares for the exercise of employee share options	-	-	-	267,364	6,928	-	-	6,928	-
Employee share options compensation cost	-	-	10,327	-	-	-	-	10,327	-
Net income	-	-	-	-	-	45,928	-	45,928	45,928
Foreign currency translation adjustments	-	-	-	-	-	-	(4,568)	(4,568)	(4,568)
									41,360

Balance as of December 31, 2006	34,991,834	926	871,642	(47,862)	(1,268)	441,343	(7,663)	1,304,980	-
Cumulative effect of unrecognized tax benefit on adoption of FIN 48	-	-	-	-	-	(636)	-	(636)	-
Issurance of ADR shares for the exercise of employee share options	-	-	-	47,862	1,268	-	-	1,268	-
Net income/(loss)	-	-	-	-	-	(230,531)	-	(230,531)	(230,531)
Foreign currency translation adjustments	-	-	-	-	-	-	(6,977)	(6,977)	(6,977)
Employee share options compensation cost	-	-	1,926	-	-	-	-	1,926	-
Unrealized gain on available-for-sale securities	-	-	-	-	-	-	2,874	2,874	2,874
	-	-	-	-	-	-	-	-	(234,634)
Balance as of December 31, 2007	34,991,834	926	873,568	-	-	210,176	(11,766)	1,072,904
		US$127	US$119,755	US$ -	US$ -	US$28,813	US$(1,613)	US$147,082

INDEX

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

SCHEDULE 1 - CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (CONTINUED)
STATEMENTS OF CASH FLOWS
(In thousands, except share and per share data)

	Years ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income (loss)	151,604	45,928	(230,531)	(31,602)
Adjustments to reconcile net loss to net cash
used in operating activities:
Equity in earnings of subsidiaries	(163,794)	(60,933)	211,183	28,950
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	16,670	(8,889)	2,673	366
Other payables	(7,101)	1,305	(1,084)	(149)
Amounts due to subsidiaries	50	(516)	104	14

Net cash used in operating activities	(2,571)	(23,105)	(17,655)	(2,421)

Cash flows from investing activities
Increase in amounts due from subsidiaries	(405,969)	(45,857)	(19,462)	(2,668)
Net cash used in investing activities	(405,969)	(45,857)	(19,462)	(2,668)

Cash flows from financing activities:
Exercise of share options	7,404	6,928	1,268	174
Decrease in amounts due to shareholders	(5,360)	-	-	-

Net cash provided by financing activities	2,044	6,928	1,268	174

Effect of exchange rate changes	(15,635)	(3,519)	(4,386)	(601)

Net decrease in cash and cash equivalents	(422,131)	(65,553)	(40,235)	(5,516)
Cash and cash equivalents at the beginning of
the year	561,273	139,142	73,589	10,088

Cash and cash equivalents at the end of the year	139,142	73,589	33,354	4,572

INDEX

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

Notes to Schedule I:

Basis of preparation

The parent-company only condensed financial information of Ninetowns is prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that Ninetowns uses the equity method to account for its investments in subsidiaries.

Amounts due from and due to subsidiaries

Amounts due from subsidiaries represented amounts loaned to Ixworth for its investments in the Company's PRC subsidiaries. Amounts due from subsidiaries are non-interest bearing, unsecured and do not have specified payment terms.  Amounts due to subsidiaries were payable within one year and was repaid during 2007.

* * * * * * * * *