Form 20-F/A
period 2007-12-31
NINETOWNS INTERNET TECHNOLOGY GROUP CO LTD
filed 2008-07-16
CIK 1285735

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________________

FORM  20-F/A
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
☐ Yes ☐ No

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A, or Amendment No. 1, amends our annual report on Form 20-F for the year ended December 31, 2007, which was filed with the Securities and Exchange Commission on July 15, 2008.  This Amendment No. 1 is being filed to correct certain clerical errors appearing in our 20-F.

Except as described above and reflected in this Amendment No.1, no part of the Registrant’s 20-F filed on July 15, 2008 is being amended, and no part of the Form 20-F/A as re-filed in this Amendment No.1 reflects any event occurring after the filing of the Form 20-F and should not be viewed as updating any information contained therein.

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

Signatures

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf on this 16th day of July, 2008.

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

INDEX

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share and per share data)

	Years Ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income (loss)	151,604	45,928	(230,531)	(31,602)
Adjustments to reconcile net income to net cash
provided by operating activities:
Loss on disposal of property and equipment	263	511	1,544	212
Depreciation of property and equipment	2,877	6,194	9,867	1,353
Amortization of acquired intangible assets	2,416	2,943	14,466	1,983
Gain from sale of trading securities	-	-	(43,204)	(5,923)
Gain from sale of available for sale securities	-	-	(342)	(47)
Allowance (recovery) for doubtful debts	760	(1,521)	22,395	3,070
Provisions for goodwill impairment			193,570	26,536
Proceeds from sales of trading securities	-	-	94,834	13,001
Purchase of trading securities	-	-	(51,630)	(7,078)
Minority interest in loss of subsidiary	-	-	(6,053)	(830)
Employee share-based compensation	-	10,327	1,926	264
Changes in operating assets and liabilities:
Inventories	401	903	(191)	(26)
Trade receivables from customers	(2,843)	2,854	(15,312)	(2,099)
Trade receivables from related parties	1,188	27,311	2,577	353
Prepaid expenses and other assets	16,668	(12,313)	11,986	1,643
Accounts payable and accrued expenses	(7,022)	164	(17,518)	(2,402)
Advance from customers	10,639	(318)	4,140	567
Deferred revenue	(29,344)	(41,503)	6,089	835
Deferred taxes, net	-	(1,071)	(1,125)	(154)
Income taxes payable	(77)	947	315	43
Other taxes payables	(1,158)	(524)	(744)	(102)

Net cash provided by (used in) operating activities	146,372	40,832	(2,941)	(403)

Cash flows from investing activities:
Increase in restricted cash	-	-	(853)	(117)
Decrease (Increase) of term deposits	(56,087)	(100,209)	281,209	38,550
Cash paid for investments under cost method	-	(38,929)	(4,500)	(617)
Cash paid for establishment of an affiliate			(2,450)	(336)
Purchases of available-for-sale securities			(10,076)	(1,381)
Proceeds from sales of available-for-sale securities	-	-	2,330	319
Purchase of property and equipment	(31,376)	(19,774)	(71,782)	(9,840)
Purchase of intangible assets for internal use	-	(17,200)	-	-
Payment for acquisition of property and equipment	(23,388)	(371)	(34,804)	(4,771)
Acquisition of a business, net of cash acquired of RMB 3,119	-	-	(101,881)	(13,967)
				-
Net cash (used in) provided by investing activities	(110,851)	(176,483)	57,193	7,840

Cash flows from financing activities:
Exercise of share options	7,404	6,928	1,268	174
Return of capital to minority shareholder upon dissolution of a subsidiary	-	(600)	-	-
Decrease in amounts due to shareholders	(5,360)	-	-	-

Net cash provided by financing activities	2,044	6,328	1,268	174

Effect of exchange rate changes	(3,084)	(3,503)	(4,305)	(590)

Net increase (decrease) in cash and cash equivalents	34,481	(132,826)	51,215	7,021
Cash and cash equivalents at the beginning of the year	696,993	731,474	598,648	82,067
				-

INDEX

Cash and cash equivalents at the end of the year	731,474	598,648	649,863	89,088

Supplemental non-cash investing activities:
Amount payable for purchase of property and equipment			3,258	477
Supplemental cash flow information:
Cash paid during the year for income taxes	703	1,156	909	125

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

PRC regulations prohibit direct foreign ownership of business entities providing internet content, or ICP, services in the PRC such as the business of providing online solution for international trade. In December 2006, Ronghe Tongshang was established in the PRC by three designated equity owners who are PRC citizens and legally own Ronghe Tongshang. Pursuant to a series of contractual arrangements with Ronghe Tongshang, the Company provides exclusive technical consulting and management services to Ronghe Tongshang.  A summary of the major terms of the agreements are as follows:

●	The Company has the sole discretion to determine the amount of the fees it will receive and it intends to transfer substantially all of the economic benefits of Ronghe Tongshang to the Company;
●	The equity owners irrevocably granted the Company the right to make all operating and business decisions for Ronghe Tongshang on behalf of the equity owners;
●	All registered capital owned by the three equity owners were pledged to the Company as a collateral against the service fee payable to the Company;
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

Balance at January 1, 2007	636
Additions based on tax positions related to the current year	196
Balance at December 31, 2007	832

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

INDEX

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

SCHEDULE 1 - CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
BALANCE SHEETS
(In thousands, except share and per share data)

	Years Ended December 31,
	2006	2007	2007
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	73,589	33,354	4,572
Prepaid expenses and other current assets	9,041	5,754	789
Amounts due from subsidiaries	678,803	652,181	89,406

Total current assets	761,433	691,289	94,767
Investments in subsidiaries	548,403	385,162	52,801
TOTAL ASSETS	1,309,836	1,076,451	147,568

LIABILITIES AND SHAREHOLDERS' EQUITY

Other payables	4,856	3,443	472
Amounts due to subsidiaries	-	104	14

Total current liabilities	4,856	3,547	486

Shareholders' equity:
Ordinary shares, par value RMB0.027 (HK$0.025) per share:
8,000,000,000 shares authorized; 34,991,834 shares issued and outstanding in 2006 and 2007	926	926	127
Additional paid-in capital	871,642	873,568	119,755
Retained earnings	441,343	210,176	28,813
Treasury shares, at cost, 47,862 shares and nil share in 2006 and 2007 respectively	(1,268)	-	-
Accumulated other comprehensive loss	(7,663)	(11,766)	(1,613)

Total shareholders' equity	1,304,980	1,072,904	147,082

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,309,836	1,076,451	147,568

INDEX

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
SCHEDULE 1 - CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (CONTINUED)
STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Years ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$

General and administrative expenses	(21,702)	(20,509)	(21,682)	(2,972)
Loss from operations	(21,702)	(20,509)	(21,682)	(2,972)
Interest income	9,101	5,504	2,334	320
Other income	411	-	-	-

Loss before equity in earnings of subsidiaries	(12,190)	(15,005)	(19,348)	(2,652)
Equity in earnings of subsidiaries	163,794	60,933	(211,183)	(28,950)
Net income (loss)	151,604	45,928	(230,531)	(31,602)

Net income (loss) per share
Basic	4.39	1.32	(6.59)	(0.90)
Diluted	4.25	1.30	(6.59)	(0.90)

Shares used in computation:
Basic	34,539,976	34,773,005	34,966,830	34,966,830
Diluted	35,706,894	35,368,882	34,966,830	34,966,830

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

Amounts due from and due to subsidiaries

Amounts due from subsidiaries represented amounts loaned to Ixworth for its investments in the Company's PRC subsidiaries. Amounts due from subsidiaries are non-interest bearing, unsecured and do not have specified payment terms.  Amounts due to subsidiaries were payable within one year.

* * * * * * * * *