Form 20-F
period 2008-12-31
NINETOWNS INTERNET TECHNOLOGY GROUP CO LTD
filed 2009-06-24
CIK 1285735

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                      to
Commission file number 000-51025
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
☐ Yes ☑ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes ☑ No
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☑ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17 ☑ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☑ No
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
☐ Yes ☐ No

Page

Item 1. Identity of Directors, Senior Management and Advisors	1

Item 2. Offer Statistics and Expected Timetable	1

Item 3. Key Information	1

Item 4. Information on the Company	29

Item 4A. Unresolved Staff Comments	56

Item 5. Operating and Financial Review and Prospects	56

Item 6. Directors, Senior Management and Employees	77

Item 7. Major Shareholders and Related Party Transactions	88

Item 8. Financial Information	91

Item 9. The Offering and Listing	92

Item 10. Additional Information	94

Item 11. Quantitative and Qualitative Disclosures About Market Risk	102

Item 12. Description of Securities Other than Equity Securities	102

Item 13. Defaults, Dividend Arrearages and Delinquencies	103

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	103

Item 15. Controls and Procedures	103

Item 16A. Audit Committee Financial Expert	105

Item 16B. Code of Ethics	105

Item 16C. Principal Accountant Fees and Services	105

Item 16D. Exemptions from the Listing Standards for Audit Committee	106

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	106

Item 16F. Change in Registrant’s Certifying Accountant	106

Item 16G. Corporate Governance	106

Item 17. Financial Statements	107

Item 18. Financial Statements	107

Item 19. Exhibits	107

Exhibit 4.78
Exhibit 4.79
Exhibit 4.80
Exhibit 4.81
Exhibit 4.82
Exhibit 4.83
Exhibit 4.84
Exhibit 4.85
Exhibit 4.86
Exhibit 4.87
Exhibit 8.1
Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 13.2
Exhibit 15.1
Exhibit 15.2
Exhibit 15.3

i

Introduction
This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2006, 2007 and 2008, and as of December 31, 2007 and 2008. References to “2006,” “2007,” “2008”, “2009” and “2010” are, where appropriate, references to the years ended or ending December 31, 2006, 2007, 2008, 2009 and 2010, respectively.
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
You should not place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in Item 3 of this annual report, “Key Information — Risk factors.” We undertake no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions the forward-looking events discussed in this annual report might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

ii

Item 1. Identity of Directors, Senior Management and Advisors.
Not applicable.
Item 2. Offer Statistics and Expected Timetable.
Not applicable.
Item 3. Key Information.
A. Selected financial data
The following table shows selected consolidated financial information and other data for our business. You should read the following information in conjunction with Item 5 of this annual report, “Operating and Financial Review and Prospects.” The statement of operations data and cash flow data for the years ended December 31, 2006, 2007 and 2008, and the balance sheet data as of December 31, 2007 and 2008, are derived from our audited consolidated financial statements and related notes thereto, which are included in this annual report beginning on page F-1. These audited consolidated financial statements and the related notes thereto have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.
The statement of operations data for 2004 and 2005, and the balance sheet data as of December 31, 2004, 2005 and 2006, are derived from our audited consolidated financial statements which have not been included in this annual report.

In thousands, except per share, per ADS	For the years ended December 31,
and operating data and percentages	2004	2005	2006	2007	2008	2008(1)
	RMB	RMB	RMB	RMB	RMB	US$

Statement of operations data:
Total net revenues:
Enterprise software and related customer maintenance services	188,720	203,488	116,833	77,327	84,965	12,454
Software development services	12,723	35,700	36,017	25,642	19,458	2,852
Computer hardware sales	104	678	398	—	—	—
Business-to-business search services	—	—	—	489	2,496	366
Other	—	—	—	—	94	14

	201,547	239,866	153,248	103,458	107,013	15,686

Cost of revenues:
Enterprise software and related customer maintenance services	(1,528)	(495)	—	—	—	—
Software development services	(2,970)	(18,192)	(16,805)	(17,748)	(12,423)	(1,821)
Computer hardware sales	(9)	(482)	(134)	—	—	—
Business-to-business search services	—	—	—	(5,109)	(19,707)	(2,889)
Other	—	—	—	—	(76)	(11)

	(4,507)	(19,169)	(16,939)	(22,857)	(32,206)	(4,721)

In thousands, except per share, per ADS	For the years ended December 31,
and operating data and percentages	2004	2005	2006	2007	2008	2008(1)
	RMB	RMB	RMB	RMB	RMB	US$

Gross profit	197,040	220,697	136,309	80,601	74,807	10,965

Operating expenses:
Selling and marketing	(15,977)	(25,752)	(13,604)	(41,086)	(30,338)	(4,447)
General and administrative	(36,572)	(49,538)	(65,928)	(108,729)	(98,517)	(14,440)
Research and development	(4,819)	(11,249)	(29,825)	(32,003)	(27,699)	(4,060)
Impairment of property and equipment	—	—	—	—	(4,339)	(636)
Impairment of intangible assets	—	—	—	—	(43,747)	(6,412)
Impairment of goodwill	—	—	—	(193,570)	(78,081)	(11,445)

Total operating expenses	(57,368)	(86,539)	(109,357)	(375,388)	(282,721)	(41,440)
Government subsidies	1,340	447	705	1,015	—	—

Income (loss) from operations	141,012	134,605	27,657	(293,772)	(207,914)	(30,475)
Interest income	3,768	17,625	19,302	13,885	7,026	1,030
Gain from sales of short-term investments	—	—	—	43,546	9,866	1,446
Gain from disposal of investment under cost method	—	—	—	—	2,187	321
Other income	—	—	—	—	358	52

Income (loss) before provision for income tax and minority interests	144,780	152,230	46,959	(236,341)	(188,477)	(27,626)
Income tax (expense) benefit	(1,823)	(626)	(1,031)	(243)	13,382	1,961

Income (loss) before minority interests	142,957	151,604	45,928	(236,584)	(175,095)	(25,665)
Minority interests	(9,006)	—	—	6,053	5,483	804

Net income (loss)	133,951	151,604	45,928	(230,531)	(169,612)	(24,861)

Net income (loss) per share and ADS:
Basic	4.96	4.39	1.32	(6.59)	(4.85)	(0.71)

Diluted	4.74	4.25	1.30	(6.59)	(4.85)	(0.71)

Cash flow data:
Net cash provided by (used in) operating activities	143,270	146,372	40,832	(2,941)	(24,015)	(3,521)
Net cash (used in) provided by investing activities	(179,405)	(110,851)	(176,483)	57,193	(47,232)	(6,922)
Net cash provided by financing activities	565,597	2,044	6,328	1,268	—	—

	As of December 31,
	2004	2005	2006	2007	2008	2008(1)
	RMB	RMB	RMB	RMB	RMB	US$

Balance sheet data:
Cash and cash equivalent	696,993	731,474	598,648	649,863	576,642	84,521
Restricted cash	—	—	—	853	670	98
Trade receivables, net of allowance for doubtful accounts, from:
external customers	38,190	17,459	18,775	31,096	27,938	4,095
related parties	30,940	29,752	28,330	6,350	6,005	880
Term deposits	150,913	207,000	307,209	26,000	28,000	4,104
Total assets	1,222,182	1,345,773	1,365,289	1,171,180	953,325	139,732
Deferred revenue	97,230	67,886	26,383	32,472	21,392	3,136
Total liabilities	131,130	98,808	60,309	92,793	53,145	7,790
Total shareholders’ equity	1,090,452	1,246,365	1,304,980	1,072,904	900,180	131,942
Number of ordinary shares outstanding (2)	34,391,834	34,991,834	34,991,834	34,991,834	35,791,834	35,791,834

(1)	For the convenience of the reader, RMB amounts are expressed in U.S. dollars at the rate of RMB6.8225 to US$1.00, the noon buying rate in effect on December 31, 2008 as quoted by the Federal Reserve Bank of New York.

(2)	In 2008, 800,000 of the Company’s ordinary shares were converted into American Depositary Shares to facilitate our employees’ cashless exercise of vested stock options. Stock options for 6,186 ordinary shares were exercised in 2008.

Exchange rate information
Our business is primarily conducted in China and denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at a specific rate solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8225 to US$1.00, the noon buying rate in effect as of December 31, 2008. We make no representation that any Renminbi amounts could have been, or could be, converted into U.S. dollars at any particular rate, the rates stated below, or at all. In addition, such translations should not be construed to be the amounts that would have been reported under U.S. GAAP. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.
The following table sets forth information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the noon buying rate in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

	Noon Buying Rate
	Period End	Average (1)	Low	High
	(RMB per US$1.00)

2003	8.2767	8.2771	8.2880	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1936	8.2765	8.0702
2006	7.8041	7.9723	8.0702	7.8041
2007	7.2946	7.6058	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009
January	6.8392	6.8360	6.8403	6.8225
February	6.8395	6.8363	6.8470	6.8241
March	6.8329	6.8360	6.8438	6.8240
April	6.8180	6.8304	6.8361	6.8180
May	6.8278	6.8235	6.8326	6.8176
June(2)	6.8352	6.8328	6.8371	6.8264

(1)	Annual and monthly averages are calculated using the average of the daily rates during the relevant period.

(2)	For the period to and including June 12, 2009.

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
Sales of our enterprise software and related customer maintenance services and software development services that are either used by the State Administration for Quality Supervision and Inspection and Quarantine of the PRC, or the PRC Inspections Administration, or by regional PRC inspection and quarantine bureaus, have accounted for substantially all of our total net revenues. We expect that, in the near future, we will continue to generate a substantial portion of our total net revenues through (i) sales of enterprise software and related customer maintenance services and (ii) software development services that will be used in connection with the PRC Inspections Administration filings. Net revenues from sales of enterprise software and related customer maintenance services for PRC Inspections Administration filings accounted for 76.2%, 74.7% and 79.4% of our total net revenues in 2006, 2007 and 2008, respectively.
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
For example, Beijing iTowNet Cyber Technology Ltd., or iTowNet, has developed its own platform for providing software development services and now provides software development services directly to its customers, such as the PRC Inspections Administration, that are similar to the software development services that we provide to our customers. As a result, iTowNet became one of our competitors in our software development services business. Due to the fact that iTowNet is majority owned by the PRC Inspections Administration, our software development services relating to the PRC Inspections Administration could become obsolete, which would result in the reduction or loss of substantially all of our revenues from that business.

Our revenues would be adversely affected if the PRC Inspections Administration, or any other government agency to which our products relate, develops, endorses or adopts an alternative to our enterprise software.
Our business would be adversely affected if the PRC Inspections Administration or any other government agency or affiliate to which our products relate decides to develop its software and platform internally, endorses software provided by others or permits filings to be made online without independently produced software. In such case, we would not only face enhanced competition, but our software products and services relating to the PRC Inspections Administration or any such government agency or affiliate could become obsolete, which would result in the reduction or loss of substantially all of our revenues.
In August 2005, the PRC Inspections Administration selected our company as the winning bidder in connection with the PRC Inspections Administration’s request for proposals for the development of a software product that has certain basic functionalities similar to those of iDeclare.CIQ and iProcess.CIQ. The PRC Inspections Administration agreed to pay a one-time fee of RMB3.3 million to purchase the ownership of the software product that we developed. In February 2006, the PRC Inspections Administration commenced the distribution of the software products that our company developed, free-of-charge to end-users. As certain basic functionalities of the newly developed software products are similar to those of iDeclare.CIQ and iProcess.CIQ, the provision of such software products free-of-charge by the PRC Inspections Administration has a material adverse effect on our results of operations and on our future profitability. For example, we sold, together with our franchisees, approximately 2,200, 1,000 and 400 software packages of iDeclare.CIQ during the first quarter of 2007, 2008 and 2009, respectively, which is significantly lower than the approximately 8,000 software packages of iDeclare.CIQ sold by our company and our former distributors and franchisees during the first quarter of 2005. In May 2007, the PRC Inspections Administration selected our company as one of the winning bidders in connection with the PRC Inspections Administration’s request for proposals for servicing the free import/export e-filing software provided by the PRC Inspections Administration. We believe that the PRC Inspections Administration decreased its efforts to promote its free software and we believe there is uncertainty surrounding the PRC Inspections Administration’s future promotional plans for its free software products.
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
We generated substantially all of our total net revenues from the sales of our enterprise software and related customer maintenance services, and the provision of software development services in 2008. Currently, we are in the process of expanding our business focus from the development of software products and the provision of software development services to other potential business ventures. We anticipate that a material portion of our net revenue in the future will be derived from businesses that are not directly related to sales of our enterprise software and related customer maintenance services or the provision of software development services.
From 2006 to 2008, we focused on developing our business-to-business, or B2B, business and strategy. We pursued selective strategic acquisitions and investments in companies such as Global Market Group Ltd., or Global Market, Ample Spring Holdings Limited, or Ample Spring (a related party of Beijing Baichuan Tongda Science and Technology Development Company Ltd., or Baichuan, which is one of our variable interest entities, or VIEs), and Hangzhou Tophere InfoTech Inc., or Hangzhou Tophere. We launched our new B2B vertical search platform, tootoo.com in May 2007 through which we offered our B2B business and services. In March 2009, we announced our decision to wind down our B2B business.

In the second half of 2009, we aim to expand our research and development initiatives to include opportunities in the business-to-consumer, or B2C business. Our B2C business is under development and we may not successfully introduce it as one of our primary businesses. We do not have a significant operating history in respect to such new B2C business upon which you can evaluate our business and prospects. Furthermore, as part of our operation and expansion, we need to continue to develop and improve our staff training, financial and management controls and our reporting systems and procedures. We cannot assure you that we will be able to efficiently or effectively manage or grow our new businesses, and any failure to do so may limit our future growth and materially and adversely affect our business, financial condition and results of operations.
Our significant shareholders, related parties and management personnel have potential conflicts of interest with us, which may result in their taking corporate actions which you may not believe to be in your best interests or in the best interests of our company.
As of May 31, 2009, Shuang Wang, our Chief Executive Officer and a director of our company, or Mr. Wang, and Min Dong, our Senior Vice President of Legal Affairs, Administration and Human Resources and the spouse of Mr. Wang, or Ms. Dong, beneficially own 17.67% of our ordinary shares. Mr. Wang and Ms. Dong will have substantial influence over the management and policies of our company and the outcome of most corporate actions. In addition, we understand from publicly available information that Mr. Yong Ping Duan, or Mr. Duan, and Technology Pioneer Corp., or Technology Pioneer, beneficially own 19.76% and 8.58% of our American Depositary Shares, or ADSs, respectively. Mr. Duan and Technology Pioneer will also have substantial influence over the outcome of most corporate actions. As a result, Mr. Wang, Ms. Dong, Mr. Duan and Technology Pioneer have the power to take corporate actions which other shareholders may not believe are in their best interests or in the best interests of our company. There can be no assurance that Mr. Wang, Ms. Dong, Mr. Duan and Technology Pioneer will not cause our company to take such corporate actions.
Mr. Wang and Ms. Dong beneficially own 100.0% of Ninetowns Import & Export e-Commerce Co., Ltd., or Import & Export, which in turn owns a 49.0% equity interest in iTowNet, the operator of the PRC Inspections Administration’s data exchange platforms and electronic processing system. iTowNet is 51.0% owned by the PRC Inspections Administration and operates the data exchange platforms that interface between international trade enterprises using our enterprise software and the PRC Inspections Administration’s internal electronic processing systems. iTowNet receives a fee of RMB5 from the end-users for each submission made over its data exchange platforms. Mr. Wang is a non-executive director and the vice-chairman of the board of directors of iTowNet. Due to their ownership interest in iTowNet and Mr. Wang’s position as a director of iTowNet, the interests of Mr. Wang and Ms. Dong may also differ from those of our other shareholders.
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
iTowNet has developed its own platform for providing software development services and now provides software development services directly to its customers, such as the PRC Inspections Administration, that are similar to the software development services that we provide to our customers. As a result, iTowNet became one of our competitors in our software development services business. Due to the fact that iTowNet is majority owned by the PRC Inspections Administration, our software development services relating to the PRC Inspections Administration could become obsolete, which would result in the reduction or loss of substantially all of our revenues from that business.

We derived RMB21.2 million,RMB2.9 million and RMB2.5 million (US$0.4 million), or 13.9%, 2.8% and 2.3% of our total net revenues in 2006, 2007 and 2008, respectively, from Shenzhen Ninetowns Enke Software Technology Co., Ltd., or Ninetowns Enke, which is our related party and also one of our franchisees. We derived RMB0.5 million, RMB6.4 million and RMB12.0 million (US$1.8 million), or 0.3%, 6.2% and 11.2% of our total net revenues in 2006, 2007 and 2008, respectively, from Guangzhou Ninetowns Wang Li Software Co., Ltd., or Ninetowns Wang Li, which is our related party and also one of our franchisees.
We cannot assure you that our transactions with Ninetowns Enke and Ninetowns Wang Li would have occurred on their current terms, or at all, had these relationships not existed; nor can there be any assurance as to the effect these relationships will have on our future business dealings with Ninetowns Enke and Ninetowns Wang Li. See Item 7 of this annual report, “Major Shareholders and Related Party Transactions — Related party transactions.”
Since a significant part of our total net revenues prior to 2007 was generated from software development services, a decline in demand for those services starting in 2007 resulted in a significant reduction in our net revenues from the provision of software development services and our total net revenues.
We have provided software development services to iTowNet since April 2002. In addition, we provide software development services either directly, or indirectly as a sub-contractor for eGrid Technology Ltd., or eGrid, to iTowNet. Net revenues from the provision of software development services, either directly to iTowNet or indirectly to iTowNet through eGrid, accounted for approximately 8.4% of our total net revenues and 35.9% of our net revenues from the provision of software development services in 2006. We did not derive any revenue from iTowNet and eGrid in 2007 and 2008. We cannot assure you that we can obtain any new software development contract from iTowNet or from eGrid. As a result, we experienced a significant decline in our net revenues from the provision of software development services starting in 2007 and expect such decline to continue over time due to decreasing demand for such services.
A significant portion of our total net revenues are generated by our major customers, and the loss of all or part of our net revenues from any of these customers would result in a decline in our total net revenues and a significant increase in our sales and marketing expenditures.
As of May 31, 2009, we have franchise agreements with our four franchisees including (i) Beijing Ninetowns Zhi Fang Software Technology Co., Ltd., or Ninetowns Zhi Fang, (ii) Beijing Ninetowns Xin He Software Technology Co., Ltd., or Ninetowns Xin He, (iii) Ninetowns Wang Li and (iv) Ninetowns Enke, who as a result of their purchases of enterprise software and related customer maintenance services for distribution to end-users, are also four of our largest customers. We currently do not have any distributor.
•	Our net revenues from sales of our enterprise software and related customer maintenance services from Ninetowns Zhi Fang were RMB10.0 million, RMB17.6 million and RMB18.5 million (US$2.7 million), which represented 6.5%, 17.0% and 17.3% of our total net revenues for 2006, 2007 and 2008, respectively.
•	Our net revenues from sales of our enterprise software and related customer maintenance services from Ninetowns Xin He were RMB9.2 million, RMB23.8 million and RMB21.3 million (US$3.1 million), which represented 6.0%, 23.0% and 19.9% of our total net revenues for 2006, 2007 and 2008, respectively.
•	Our net revenues from sales of our enterprise software and related customer maintenance services from Ninetowns Wang Li were RMB0.5 million, RMB6.4 million and RMB12.0 million (US$1.8 million), which represented 0.3%, 6.2% and 11.2% of our total net revenues for 2006, 2007 and 2008, respectively.
•	Our net revenues from sales of our enterprise software and related customer maintenance services from Ninetowns Enke were RMB21.2 million, RMB2.9 million and RMB2.5 million (US$0.4 million) or 13.9%, 2.8% and 2.3% of our total net revenues in 2006, 2007 and 2008, respectively.

To our knowledge, none of our franchisees are PRC government agencies.
eGrid and iTowNet have historically been our two largest customers for software development services. However, starting in 2007, we experienced a decline in our revenues from eGrid and iTowNet for software development services. Our net revenues from the provision of software development and other services to eGrid were RMB16.4 million, RMB0.2 million and nil or 10.7%, 0.2% and nil of our total net revenues in 2006, 2007 and 2008, respectively. We did not recognize any net revenues from software development services to iTowNet in 2006, 2007 and 2008. To our knowledge, iTowNet and eGrid are not PRC government agencies, but iTowNet is 51.0% owned by the PRC Inspections Administration.
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
As of December 31, 2008, our total net trade receivables amounted to approximately RMB33.9 million (US$5.0 million), of which our net trade receivables from related parties amounted to RMB6.0 million (US$0.9 million). Our total net trade receivables as of December 31, 2008 represented approximately 5.2% of our total current assets. As of December 31, 2008, we had an allowance for doubtful debts of approximately RMB5.3 million (US$0.8 million). We have written off trade receivables of RMB20.9 million (US$3.1 million) identified as uncollectible against corresponding allowances as of December 31, 2008. If any of our franchisees or any of our other customers fails to pay, or delays payment on, all or part of these receivables, we would be required to make additional allowances for doubtful debts and our profitability and financial position could be affected.
Our existing major shareholders have substantial control over us and could delay or prevent a change in corporate control, which could in turn reduce the market price of your ADSs.
Our executive officers, directors and shareholders with 5.0% or more shareholding of our company and their affiliates beneficially own approximately 56.1% of our outstanding ordinary shares. Such concentration of ownership might have the effect of delaying or preventing a change in control of our company which could in turn reduce the market price of our ADSs and the voting and other rights of our other shareholders.
Our failure to market our customer maintenance services to our existing users could impair our planned revenue growth.
We offer one year of customer maintenance services with our iDeclare.CIQ basic package, and charge a fee of RMB1,500 per licensee for customer maintenance services each year thereafter. In 2008, we offered customer maintenance service contracts to approximately 40,500 users, so that approximately 29% of the total number of users due for a maintenance contract renewal in 2008 paid for the renewal. However, we believe that not all of our users and potential users were accustomed to being charged for this type of service. In 2008, we recognized approximately RMB45.1 million (US$6.6 million) from the provision of customer maintenance services.

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
Sales of iDeclare.CIQ and related customer maintenance services accounted for approximately 70.4%, 73.9% and 79.4% of our total net revenues in 2006, 2007 and 2008, respectively. Any of the following events could materially reduce our total net revenues.
•	Any decrease in the demand for or price of iDeclare.CIQ or any increase in competition to iDeclare.CIQ, including but not limited to as a result of the PRC Inspections Administration’s and iTowNet’s endorsement of a comparable product,
•	Any failure by our company to develop additional enterprise software, any significant shift in our marketing efforts,
•	Any lasting or prolonged interruption that prevents our enterprise software from delivering data to government entities due to system failures or other factors,
•	Any other adverse development specific to iDeclare.CIQ, or
•	Continued slowdown of China’s economy.
In February 2006, the PRC Inspections Administration promoted and distributed a software product that has certain basic functionalities similar to our iDeclare.CIQ, free-of-charge to end-users. As a result of competition from such free software, our sales of iDeclare.CIQ have declined significantly and will likely continue to decline. Additionally, as a result of the slowdown in China’s economy caused in part by the recent global crisis in the financial services and credit markets, our sales of iDeclare.CIQ have also been negatively impacted. See Item 3D of this annual report, “Risk factors — Risks related to our business — we may be adversely affected by the slowdown of China’s economy caused in part by the recent global crisis in the financial services and credit markets.” For example, we sold, together with our franchisees, approximately 400 software packages of iDeclare.CIQ during the first quarter of 2009, which is significantly lower than the approximately 1,000 software packages of iDeclare.CIQ sold by our company and our franchisees during the first quarter of 2008. In the event such decline continues, we expect to experience a significant decline in our total net revenues.

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
Selective acquisitions and investments in new businesses form a part of our strategy to further expand our business. In 2006, we made an investment in a leading Chinese B2B trade facilitator. In 2007, we made investments in a leading Chinese B2B vertical search engine operator and a leading Chinese B2B food and beverage trade facilitator. Following our acquisition of these businesses as a part of our B2B strategy, we launched our new B2B vertical search platform, tootoo.com in May 2007 and we launched the second generation of tootoo.com in June 2007. In March 2009, we announced our decision to wind down our B2B business. In the second half of 2009, we aim to expand our research and development initiatives to include exploration of opportunities in the B2C business. We are exploring potential expansion of our business to include a B2C e-commerce platform, specifically in the food products and services industries. Our B2C business is under development and we may not successfully introduce it as one of our primary businesses.
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

We may be adversely affected by the slowdown of China’s economy caused in part by the recent global crisis in the financial services and credit markets.
We rely substantially on the international trade enterprises that use our enterprise software and related customer maintenance services in connection with the PRC Inspections Administration filings made by such international trade enterprises. China’s economic growth experienced a slowdown after the second quarter of 2007, when the quarterly growth rate of China’s gross domestic product reached 11.9%. We believe that a number of factors contributed to this slowdown, including appreciation of the Renminbi, which has adversely affected China’s exports, and tightening macroeconomic measures and monetary policies adopted by the PRC government aimed at preventing overheating of China’s economy and controlling inflation. We believe that the slowdown was further exacerbated by the recent global crisis in the financial services and credit markets, which in recent months has resulted in extreme volatility and dislocation of the global capital markets. In the first quarter of 2009, the growth rate of China’s gross domestic product decreased to 6.1%, and the closing of the Shanghai Stock Exchange Composite Index dropped from a high of 6,092 reached on October 16, 2007 to 2721.28 on June 1, 2009.
It is uncertain how long the global crisis in the financial services and credit markets will continue and how much adverse impact it will have on the global economy in general and the economies in China. If our customers’ import/export businesses are adversely affected or our customers choose other less expensive or free software applications, our business may be adversely affected.
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
Our success depends on our ability to attract, retain, train and motivate highly skilled employees, including experienced software engineers, technical personnel and sales and marketing personnel, all of whom are in great demand in China. In particular, we depend on software engineers who have expertise and experience in creating enterprise software for international trade enterprises as well as providing software development services to PRC government agencies. We may not be able to attract or retain the key personnel that we will need to achieve our business objectives. At times our ability to find and train new employees who have the requisite business experience may not meet the growing demands of our business. As the PRC economy continues to develop, demand for personnel with the skills that we require will increase, which could raise our costs or make it impracticable for us to hire skilled or experienced personnel. Certain of our senior software engineers, technical officers or staff members are not bound by non-competition agreements and those who are not bound could decide to resign or work for our competitors at any time without any contractual restriction. The departure of any of these personnel could have a material adverse effect on our ability to create enterprise software for international trade enterprises, provide software development services to PRC government agencies or develop and expand our business.

If we continue to grant employee share options and other share-based compensation in the future, our net income could be materially and adversely affected.
We have the 2003 Plan, the Amended and Restated 2004 Plan, and the 2006 Share Incentive Plan, or collectively, the Plans. As of December 31, 2008, we granted options under the Plans with the right to purchase a total of 3,839,169 ordinary shares and we granted 401,686 restricted shares, of which 874,328 unexercised options and 21,126 unvested restricted shares had been returned to the pool of our share-based awards as a result of resignation from employment by a few former employees.
Until December 31, 2005, we accounted for options granted to our directors and employees in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB 25, and its related interpretations, which required us to recognize compensation expenses for share options that we grant if the exercise price is less than the deemed fair value of our ordinary shares on the date of the grant. However, the Financial Accounting Standards Board, or FASB, issued Statement No. 123 (Revised 2004), “Share-Based Payments,” or SFAS 123 (R), which requires all companies to recognize, as an expense, the fair value of share options and other share-based compensation to employees at the beginning of the first annual or interim period after June 15, 2005. As a result, beginning on January 1, 2006, we account for compensation costs for certain share options using a fair-value based method and recognize expenses in our consolidated statement of operations in accordance with the relevant rules under U.S. GAAP, which may have a material and adverse effect on our reported earnings. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plan to us. However, if we reduce the scope of the Plans, we may not be able to attract and retain key personnel, as share options are an important employee recruitment and retention tool. If we grant employee share options or other share-based compensation in the future, our net income could be adversely affected.
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
Our plans for expansion into new business opportunities is likely to continue to place a significant strain on our managerial, operational, financial and other resources. Our future success will depend, in part, upon the ability of our senior management to manage our business expansion effectively. Such effective management will require us to implement additional management information systems, to develop further our operating, administrative, financial and accounting systems and controls and to maintain close coordination among our software design, software coding, accounting, finance, marketing, sales and operations organizations. Any failure to implement or improve systems or controls to manage our business expansion effectively could result in a deterioration in our results of operations and financial condition.

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
We rely on a combination of copyrights, trademarks and other methods to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. In addition, there can be no assurance that others will not independently develop comparable intellectual property. We cannot be certain that the steps we have taken will prevent misappropriations of our technology. From time to time, we may have to resort to litigation or other measures to try to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. We may be unable to enforce our intellectual property rights even through litigation or other measures, particularly in China. See “— Risks related to doing business in China — The uncertain legal environment in China could limit the legal protections available to you and could adversely affect our ability to provide our products and services in China.” In particular, we are aware of an online video game company in China whose name is substantially similar to our name in Chinese. We cannot assure you that such company will not take actions against us for trademark infringement. We have registered our trademark in the United States and we are in the process of registering our other trademarks in China under the food and beverage categories.
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
We receive from the PRC government a 14.0% rebate for value added tax on sales of software and software-related services, or VAT rebate. We cannot assure you that we will continue to enjoy this preferential tax treatment in the future, either due to a change in the PRC government’s tax policies or because a subsidiary or VIE fails to satisfy the financial and operational criteria necessary to maintain its eligibility for such preferential tax treatment. Any reduction in our preferential tax treatment could materially reduce our net income.
On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law, or the New EIT Law, which went into effective on January 1, 2008. The New EIT Law imposes a unified income tax rate of 25.0% for domestic and foreign enterprises. High and New Technology Enterprise will enjoy a favorable tax rate of 15%. The New EIT Law also provides a five-year transitional period for those entities established before March 16, 2007, which enjoy a favorable income tax rate less than 25.0% under the previous income tax laws, to gradually change their rates to 25.0%. In addition, the New EIT Law provides grandfather treatment for enterprises which were qualified as “High and New Technology Enterprises” under the previous income tax laws and were established before March 16, 2007, if they continue to meet the criteria for High and New Technology Enterprises after January 1, 2008.

Under the New EIT Law, if the PRC subsidiaries and VIEs wish to qualify for a preferential rate for years commencing on or after January 1, 2008, they will need to qualify as a “High and New Technology Enterprise Strongly Supported by the State” under the new rules. Until the PRC subsidiaries and VIEs receive official approval for this new status, they will be subject to the statutory 25% tax rate. As the New EIT Law and its implementation rules only recently went into effect, there are uncertainties on their future interpretation and implementation.
Furthermore, under the New EIT Law, a “resident enterprise” which includes an enterprise established outside of the PRC with “de facto management bodies” located in the PRC, will be subject to PRC income tax. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed a resident enterprise, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.
On April 14, 2008, the Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation promulgated the new Measures for Recognition of High and New Technology Enterprise, which became effective on January 1, 2008. If we fail to comply with the requirements for recognition of high and new technology enterprises, our subsidiaries and VIEs may not continue to qualify as “high and new technology enterprises” that are supported by the PRC government. Before the subsidiaries and VIEs are re-recognized as “high and new technology enterprises”, we will be subject to a 25.0% income tax rate for all of our subsidiaries in China, except for Guangdong Ninetowns Technology Co., Ltd., or Guangdong Ninetowns Technology, which was re-recognized as a “high and new technology enterprise” on December 29, 2008 with validity for a three-year period and therefore enjoys a preferential income tax rate of 15.0%.
There are significant uncertainties under the New EIT Law, which became effective on January 1, 2008, regarding our PRC enterprise income tax liabilities, such as tax on dividends paid to us by our PRC subsidiaries. The New EIT Law also contains uncertainties regarding possible PRC withholding tax on dividends we pay to our shareholders outside of China and gains realized from the transfer of our shares by our shareholders outside of China.
We are a holding company incorporated in the Cayman Islands, which indirectly holds, through New Take Limited., or New Take and Shielder Limited., or Shielder, which are Hong Kong companies, our equity interest in our PRC subsidiaries. The New EIT Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, will normally be subject to PRC withholding tax at a rate of 10.0%, unless there are applicable treaties that reduce such rate. Under a special arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5.0% if a Hong Kong resident enterprise owns over 25.0% of the PRC company distributing the dividends. As New Take and Shielder, are Hong Kong companies and own 90.0% of Beijing New Take Electronic Commerce Limited, or Beijing New Take and Beijing Ninetowns Times Electronic Commerce Limited, or Ninetowns Times, respectively, dividends that Beijing New Take and Ninetowns Times pay New Take and Shielder, respectively, will be subject to a withholding tax at the rate of 5.0%, provided that New Take and Shielder and our company are not considered to be PRC tax resident enterprises. Furthermore, according to the Circular regarding the Implementation of Dividend-related Provisions in the Tax Treaty issued by the State Administration of Taxation on February 22, 2009, if the main purpose of an offshore arrangement is to obtain a preferential tax treatment, the PRC tax authorities have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entity. As New Take and Shielder are intermediate holding companies and not engaged in any commercial activities in Hong Kong, the tax authorities may regard the main purpose of New Take and Shielder as obtaining a lower withholding tax rate of 5.0%. As a result, the tax authorities could levy a higher withholding tax rate to dividends received by New Take and Shielder from Beijing New Take and Ninetowns Times.

Furthermore, the implementation rules of the New EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is unclear how “domicile” will be interpreted. It may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we and New Take and Shielder are considered as PRC tax resident enterprises for tax purposes, any dividend we pay to our shareholders outside of China or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs will be regarded as China-sourced income and as a result be subject to PRC withholding tax at a rate of up to 10.0%.
Additionally, under the New EIT Law, enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC are considered resident enterprises and will generally be subject to the EIT at the rate of 25.0% on its global income. However, the New EIT Law does not define the term “de facto management bodies.” Substantially all of our management is currently located in the PRC and if they remain located in the PRC after the effective date of the New EIT Law, we may be considered to be a resident enterprise and therefore may be subject to the EIT at the rate of 25.0% on our global income in the PRC.
It is likely that we would be considered a passive foreign investment company for 2008, which could lead to additional taxes for U.S. holders of ADSs.
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
It is likely that we would be classified as a PFIC for 2008. As a result, U.S. holders of shares may be subject to United States federal income tax consequences that are less favorable than those that would apply if we were not a PFIC.
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
We conduct our business entirely through our operating subsidiaries and VIEs incorporated in China. Our subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters. However, these laws, regulations and legal requirements are relatively new and are evolving rapidly, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to foreign investors and entities, including you and us, such as the right of foreign-invested enterprises to hold licenses and permits such as customs-related business licenses and permits, software licenses and licenses and approvals necessary to provide services to government enterprises. As the PRC legal system matures, changes in its legislation or interpretation of its legislation may adversely affect our ability to provide our products and services in China.
If the PRC government determines that the VIE structure for operating our business does not comply with PRC government restrictions on foreign investment in the telecommunications industry, we could face severe penalties.
Various regulations in China currently restrict or prevent foreign-invested entities from engaging in the telecommunications services, including Internet-related businesses such as B2B and B2C e-commerce. Because of these restrictions, our B2B operations in the PRC have been conducted through our VIEs, Beijing Ronghe Tongshang Network Technology Limited, or Ronghe Tongshang and Baichuan, both of which are PRC companies which are effectively controlled by our subsidiary, Beijing Ninetowns Network and Software Co., Ltd., or Ninetowns Network, through a series of contractual arrangements.
A circular issued by Ministry of Industry and Information Technology (formerly the Ministry of Information Industry), or MIIT in July 2006, or the MIIT circular, reiterated the regulations on foreign investment in the telecommunications businesses. Under this circular, a domestic company that holds a license for the provision of Internet information service, or an ICP license, or a license to conduct any value-added telecommunications business in China, is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses in China.
Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local ICP license holder or its shareholders. The circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to a lack of interpretative materials from the regulators, it is uncertain whether MIIT would consider our corporate structures and contractual arrangements as a kind of foreign investment in telecommunication services. Therefore, it is unclear what impact this circular will have on us or the other Chinese Internet companies that have adopted the same or similar corporate structures and contractual arrangements as ours.

In the opinion of our PRC counsel, (i) the ownership structure and the business and operation model of each of Ninetowns Network and our VIEs are in compliance with applicable PRC laws and regulations in all material aspects, and (ii) each contract that Ninetowns Network entered into with our VIEs and their shareholders is valid and binding, and will not result in any violation of PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the MIIT circular discussed above. Accordingly, we cannot assure you that the PRC regulatory authorities will ultimately take a view that is consistent with the opinion of our PRC counsel.
If we are found to be in violation of any existing or future PRC laws or regulations, including the MIIT circular, the relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income, revoking Ronghe Tongshang’s or Baichuan’s business or operating licenses, requiring us to restructure the relevant ownership structure or operations, and requiring us to discontinue all or any portion of our related operations. Any of these actions could cause significant disruption to our business operations.
Ninetowns Network’s contractual arrangements with Ronghe Tongshang and Baichuan and their shareholders may not be as effective in providing control over them and such shareholders may have potential conflicts of interest with us.
We do not have ownership interest in our VIEs and we conduct substantially all of our B2B operations through contractual arrangements that Ninetowns Network entered into with Ronghe Tongshang and Baichuan and their shareholders. Such contractual arrangements are designed to provide us with effective control over our VIEs. We depend on our VIEs to hold and maintain certain licenses necessary for our B2B businesses. Our VIEs also own all of the necessary intellectual properties, facilities, employees and other assets relating to the operation of our B2B business.
Contractual arrangements may not be as effective in providing us with control over our VIEs as direct ownership. If we had direct ownership of our VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. Due to our VIE structure, we have to rely on contractual rights to effect control and management of our VIEs, which exposes us to the risk of potential breach of contract by the shareholders of our VIEs. In addition, as both of our VIEs are jointly owned by their shareholders, it may be difficult for us to change our corporate structure if such shareholders refuse to cooperate with us.
The shareholders of our VIEs may breach, or cause our VIEs to breach, the contracts for a number of reasons. For example, their interests as shareholders of our VIEs and the interests of our company may conflict and we may fail to resolve such conflicts; the shareholders may believe that breaching the contracts will lead to greater economic benefit for them; or the shareholders may otherwise act in bad faith. If any of the foregoing were to happen, we may have to rely on legal or arbitral proceedings to enforce our contractual rights, including specific performance or injunctive relief, and claiming damages. Such arbitral and legal proceedings may cost us substantial financial and other resources, and result in disruption of our business, and we cannot assure you that the outcome will be in our favor.
In addition, as all of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce these contractual arrangements. Furthermore, these contracts may not be enforceable in China if PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be materially and adversely affected.

The laws and regulations governing the telecommunications industry in China are evolving and subject to future changes. We may fail to obtain or maintain all applicable permits and approvals.
The telecommunications industry in China is highly regulated by the PRC government. Various regulatory authorities of the PRC central government, such as the State Council, the MIIT, the General Administration of Press and Publication, the Ministry of Culture and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the telecommunications industry.
We are required to obtain applicable permits, approvals from or registration with different regulatory authorities in order to operate our websites. If we fail to maintain any of our permits, approvals or registrations or to apply for permits, approvals or registrations on a timely basis, we may be subject to various penalties, including fines and the discontinuation or restriction of our operations.
As the telecommunications industry is at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that arise. In addition, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the telecommunications industry. We cannot assure you that we will be able to obtain timely, or at all, required licenses or any other new license required in the future. We cannot assure you that we will not be found in violation of any current PRC laws or regulations should their interpretations change, or that we will not be found in violation of any future PRC laws or regulations.
Landlords for some of our leased properties may not possess valid title to their properties and we could be forced to vacate such properties should their title be challenged.
PRC law requires that lessors of properties possess title certificates to the leased properties. We currently have approximately four leases for properties that we use as employee housing or as our offices for technical support centers in Guangdong Province, China. None of the lessors can provide copies of their title certificates to us. If there are disputes over the ownership of any of these leased properties for which the lessors do not possess title certificates, our leases may be deemed invalid by the PRC courts and we may be forced to vacate these properties.
The recurrence of SARS, H5N1 influenza, or avian influenza, or H1N1 influenza, or swine flu, may result in a reduction in business activity in and related to Asia, which could have an adverse effect on our total net revenues, growth and profits.
In early 2003, several economies in Asia, including Hong Kong and China, were affected by the outbreak of Severe Acute Respiratory Syndrome, or SARS. Several confirmed or suspected SARS cases were reported in early 2004 in Beijing and Anhui Province in China. In addition, lethal outbreaks of avian influenza infection among poultry were reported by several countries in Asia, including China in 2005. In March 2007, February 2008, and early 2009, several fatal cases of avian influenza were reported in various provinces across China. In April 2009, lethal outbreaks of swine flu were reported by several economies around the world, including Hong Kong and various provinces across China. If there is a recurrence of an outbreak of SARS, avian influenza or swine flu, it may adversely affect our total net revenues, growth and profits. For instance, a recurrence of SARS, avian influenza, swine flu or any other epidemic may reduce the level of economic activity in affected areas and negatively impact international trade activities involving China, which could have a negative impact on our business. In addition, health or other government regulations may require temporary closure of our offices, government offices or the offices of our customers, which will severely disrupt our business operations and have a material adverse effect on our total net revenues, growth and profits.

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
The value of our ordinary shares and our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and if the Renminbi appreciates against the U.S. dollar at that time, our financial condition and the price of our ordinary shares and our ADSs may be adversely affected. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our ordinary shares or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries and VIEs in China would be reduced.
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
In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund — Raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which took effect on November 1, 2005. Notice 75 supersedes prior SAFE regulations promulgated in January and April of 2005. Notice 75 requires PRC residents to register with the relevant local SAFE branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them. The term “PRC residents” as used in Notice 75 includes PRC citizens as wells as other persons who habitually reside in the PRC for economic benefit. Such PRC residents are required to complete amended registrations with the relevant SAFE branch upon (i) injection of equity interests or assets of an onshore enterprise into the offshore entity, (ii) subsequent overseas equity financing by such offshore entity, or (iii) any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments, and providing security. PRC residents who have already incorporated or gained control of offshore entities that made onshore investments in the PRC before Notice 75 was promulgated was required to register with the relevant local SAFE branch on or before March 31, 2006. In addition, such PRC residents are required to repatriate into China all of their dividend profits or capital gains from their shareholdings in the offshore entity within 180 days of their receipt of such profits or gains.

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
A number of terms and provision in Notice 75 remain unclear. Because of uncertainty over how Notice 75 will be interpreted and implemented, we cannot predict how it will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries’ or VIEs’ ability to conduct foreign exchange activities, such as remitting dividends and foreign-currency denominated borrowings, may be subject to compliance with Notice 75 requirements by our PRC resident shareholders. Despite our efforts to fully comply with the SAFE regulations, we cannot assure you that we will obtain, or receive waivers from, any necessary approvals or not be found in violation of the SAFE regulations or any other related foreign exchange regulations. In particular, we cannot assure you that we will be able to cause all our present or prospective PRC resident shareholders to comply with all SAFE regulations. A failure by our PRC resident shareholders to comply with Notice 75 or our inability to secure required approvals or registrations may subject us to fines or legal sanctions, limit our subsidiaries’ ability to make distributions or pay dividends, restrict our overseas or cross-border investment activities or affect our ownership structure, any of which could affect our business and prospects.
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
In particular, the performance and fluctuation of the market prices of other PRC technology companies that have listed their securities in the United States may affect the trading and price volatility of our ADSs. In recent years, a number of PRC companies have listed their securities, or are preparing to list their securities, in the United States. Some of these securities have experienced significant volatility, including significant price declines in connection with or in the periods following their initial public offerings. The trading performances of these companies’ securities may affect the investor sentiment towards PRC companies listed in the United States in general, which may impact the trading performance of our ADSs. These broad market and industry factors may significantly affect the market price and volatility of our ADSs.

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
We have not adopted any policy regarding the closing of our books relating to our ADSs, nor is there any provision under Cayman Islands law or New York law, or the deposit agreement, that would prevent the transferability of ADSs. Under the deposit agreement, however, the depository may close its books for our ADR facility from time to time at its discretion, which may prevent you from transferring your ADSs when you wish to do so.

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
Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the statutory general reserve fund, which requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends until the cumulative amount of such reserves reaches 50% of its registered capital. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances, restricted portion amounted to approximately 60.1% of our total consolidated net assets as of December 31, 2008.
Even though we currently do not require any such dividends, loans or advances from our PRC subsidiaries, we may in the future require additional cash resources from our PRC subsidiaries due to changes in business conditions, to fund future acquisitions or developments, or merely to declare and pay dividends or distributions to our shareholders, although we currently have no intention to do so.
Pursuant to the New EIT Law, which went into effect on January 1, 2008, dividends payable by a foreign invested enterprises, or FIEs, to its foreign investors are subject to a 10% withholding tax, unless the foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have a tax treaty with China. Although the New EIT Law contemplates the possibility of exemptions from withholding taxes for China-sourced income of FIEs, the Chinese tax authorities have not promulgated any related implementation rules and it remains unclear whether we would be able to obtain exemptions from Chinese withholding taxes for dividends distributed to us by our Chinese subsidiaries.
You may face difficulties in protecting your interests, and our ability to protect our rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law.
Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors and actions by minority shareholders are to a large extent governed by the common law of the Cayman Islands. Cayman Islands law in this area may not be as established and may differ from provisions under statutes or judicial precedent in existence in the United States. As a result, our public shareholders may face different considerations in protecting their interests in actions against our management, directors or our controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction of the United States.

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
As a result, our public shareholders may have more difficulty in protecting their interests in connection with actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a U.S. company.
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
We are incorporated in the Cayman Islands, and we conduct substantially all of our operations through our operating subsidiaries and VIEs in China. Most of our directors and officers reside outside of the United States and substantially all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see Item 10 of this annual report, “Additional Information — Taxation — United States federal income taxation — Enforceability of civil liabilities.”
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

We are required to implement additional controls and procedures in finance and accounting systems to satisfy U.S. reporting requirements. Failure to complete the required assessment as to the adequacy of our internal control over financial reporting or unavailability of an unqualified report as to the effectiveness of our internal controls over financial reporting provided by our independent registered public accounting firm could result in the loss of confidence in the reliability of such controls, which may adversely affect the trading price of our ADSs.
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
Our management has determined that our internal control over financial reporting as at December 31, 2008 was effective. During the audit of our 2008 financial statements, our independent registered public accounting firm did not identify any material weaknesses. However, it is possible that we or our independent registered public accounting firm may identify other significant deficiencies or material weakness in future periods. Such results could cause our investors to lose confidence in the reliability of our internal controls over financial reporting, which could adversely affect the trading price of our ADSs. Furthermore, we anticipate that we will continue to incur increased costs and devote significant management resources to comply with Section 404 of the Sarbanes-Oxley Act of 2002.
Our ordinary shares or ADSs may be deemed as penny stock, which imposes significant restrictions on broker-dealers recommending our securities for purchase.
The SEC’s regulations define “penny stock” to include securities that have a market price of less than US$5.00 per share, subject to certain exceptions. These regulations include the following requirements: broker-dealers must deliver, prior to the transaction, a disclosure schedule prepared by the SEC relating to the penny stock market; broker-dealers must disclose the commissions payable to the broker-dealer and its registered representative; broker-dealers must disclose current quotations for the securities; if a broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealers presumed control over the market; and a broker-dealer must furnish its customers with monthly statements disclosing recent price information for all penny stocks held in the customer’s account and information on the limited market in penny stocks. Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser’s written consent to the transaction prior to sale. If our ordinary shares or ADSs become subject to these penny stock rules, these disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for our securities, if such trading market should ever develop. Accordingly, this may result in a lack of liquidity in our ordinary shares or ADSs, and investors may be unable to sell our securities at prices considered reasonable by them.

Item 4. Information on the Company.
A. History and development of the Company
Our predecessor, Beijing Ninetowns Technology Group Limited, or Ninetowns Technology, a “share cooperative enterprise” formed under PRC law on March 22, 1995, focused on the research and development of software related to the declaration process, in addition to selling the computer hardware and accessories.
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
On September 15, 2006, we changed our name to “Ninetowns Internet Technology Group Company Limited.”
On April 2, 2008, we established Beijing Ninetowns Software Co., Ltd., or Ninetowns Software, a PRC company with a registered capital of RMB100 million. Ninetowns Software is wholly-owned by Beijing Ninetowns Ports Software and Technology Co., Ltd., or Ninetowns Ports.
On May 23, 2008, we established Dongguan Ninetowns Software Technology Co., Ltd., or Dongguan Ninetowns, a PRC company with a registered capital of RMB5 million. Ninetowns Ports and Ninetowns Network contributed RMB2 million and RMB3 million in exchange for a 40% and 60% equity interest in Dongguan Ninetowns, respectively.
On January 12, 2009, we formed NineKitchens e-Catering Services Holdings Limited, a British Virgin Islands company, which changed its name to Nine Masters (China) E-Catering Services Holdings Company Limited, or Nine Masters, on February 2, 2009. Nine Masters is wholly-owned by Ixworth Enterprises Limited., or Ixworth.
On February 6, 2009, we formed Ninetowns Organic Agricultural Holdings Limited, or Organic Agricultural, a British Virgin Islands company. Organic Agricultural is wholly-owned by Ixworth.
On February 19, 2009, Guangzhou Yuejiu Inspection Services Limited terminated its registration with Administration of Industry & Commerce of Guangzhou City.
On February 26, 2009, we established Beijing Ninetowns Sky Eco-agriculture Co., Ltd., or Sky Eco-agriculture, a PRC company with a registered capital of RMB50 million. Sky Eco-agriculture is wholly owned by Ronghe Tongshang.
On March 13, 2009, we acquired a 100% equity interest through Shanghai New Take Digital Technology Co., Ltd., or Shanghai New Take, in Shanghai Meihuilong Catering Services Co., Ltd., or Meihuilong, for a consideration of RMB100,000. Shanghai New Take transferred all equity interest in Meihuilong to Ninetowns Software on May 7, 2009 for a consideration of RMB0.5 million. Shanghai New Take’s business license expired on May 10, 2009, and we are in the process of terminating its registration with the relevant governmental authorities.

On May 5, 2009, we established Guangdong Nine Masters E-Catering Management Co., Ltd., or Guangdong Nine Masters, a PRC company with a registered capital of RMB50 million. Guangdong Nine Masters is wholly-owned by Ninetowns Software.
We conduct our business in China through ten PRC subsidiaries, namely (i) Beijing New Take, (ii) Beijing Ninetowns Digital Technology Limited, or Ninetowns Digital, (iii) Ninetowns Times, (iv) Ninetowns Ports, (v) Meihuilong, (vi) Guangdong Ninetowns Technology, (vii) Ninetowns Network, (viii) Dongguan Ninetowns, (ix) Ninetowns Software and (x) Guangdong Nine Masters; and two VIEs, namely (i) Ronghe Tongshang and (ii) Baichuan, which we effectively control, through a series of contractual agreements entered into in 2006, 2007 and 2009. Our principal executive offices are located at 22nd Floor, Building No. 1, Capital A Partners, No.20 Gongti East Road, Chaoyang District Beijing 100020, People’s Republic of China. Our telephone number in China is (86 10) 65899922. We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent for service of process in the United States.
Our capital expenditures for 2006, 2007 and 2008, which totaled approximately RMB75.9 million, RMB191.6 million and RMB55.7 million (US$8.2 million), respectively, consisted primarily of purchases of property and equipment as well as copyright for software and acquisition of interests in subsidiaries and other investments. During 2006 and 2007, we paid deposits for the acquisition of property and equipment in the amounts of RMB0.4 million and RMB34.8 million respectively. We did not pay any deposit for the acquisition of property and equipment in 2008. We anticipate that we will incur capital expenditures in 2009 of approximately RMB10 million (US$1.5 million) to purchase equipment and software products to support our new software development projects and development of our new business initiatives and services and approximately RMB20 million (US$3 million) for strategic acquisitions and investments. We expect to use our cash flow from operations and our available cash to fund such capital expenditures (including capital expenditures for development of new software products and functions) and to execute our business strategy.
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
Through our software development services, we assist in the development and maintenance of (i) the software systems used to process electronic filings by the PRC Inspections Administration and (ii) the data exchange platforms which serve as the interface between such systems and our enterprise software users. The infrastructure used by the PRC Inspections Administration in the declaration process was developed as a result of the collaborative efforts of our company and the PRC Inspections Administration. We and the PRC Inspections Administration used shared knowledge in connection with the implementation at the PRC Inspections Administration of a PRC e-government initiative widely known as the “Three Digitizations Project.” The “Three Digitizations Project” became particularly active following China’s accession into the World Trade Organization, or WTO, and seeks to enhance the transparency of the administration and improve the internal organization and workflow management of PRC government agencies. The PRC Inspections Administration infrastructure we helped implement includes internal electronic processing systems and data exchange platforms, operated by iTowNet, that interface between international trade enterprises using our enterprise software and the PRC Inspections Administration’s internal electronic processing system. We believe e-government initiatives relating to import/export processes will continue to be an important factor in PRC international trade as China becomes more fully integrated into the WTO.
We believe the market for our enterprise software is large and relatively under-penetrated. The market for our enterprise software relating to the declaration process consists of international trade enterprises in China. According to the PRC Ministry of Commerce, there were approximately 666,000 foreign-invested companies registered to do business in China as of April 30, 2009, many of which engage in importing goods into and exporting goods from China, as well as millions of PRC-based companies which do not have foreign investment but which do engage in importing and exporting. Of these companies, as of April 30, 2009, only approximately 160,000 engaged in electronic import/export declaration processing. We believe approximately 141,000, or approximately 88.1%, of such users use our enterprise software to complete the declaration process with the PRC Inspections Administration.
In August 2005, the PRC Inspections Administration selected our company as the winning bidder in connection with the PRC Inspections Administration’s request for proposals for the development of a software product that has certain basic functionalities similar to those of iDeclare.CIQ and iProcess.CIQ. The PRC Inspections Administration agreed to pay a one-time fee of RMB3.3 million to purchase the ownership of the software product that we developed. The development of such software product was completed in December 2005 and the PRC Inspections Administration commenced to distribute such software products free-of-charge to end-users in February 2006. The distribution of free software products had a significant adverse effect on our business, our results of operations and profitability. For example, we sold, together with our franchisees, approximately 400 software packages of iDeclare.CIQ during the first quarter of 2009, which is significantly lower than the approximately 2,200, and 1,000 software packages of iDeclare.CIQ sold by our company and franchisees during the first quarter of 2007 and 2008, respectively.
In 2007 and 2008, we derived 74.7% and 79.4% of our total net revenues from sales of enterprise software and related customer maintenance services and 24.8% and 18.2% from software development services. Specifically, we recognized net revenues from sales of our enterprise software and related customer maintenance services of RMB116.8 million, RMB77.3 million and RMB85.0 million (US$12.5 million) in 2006, 2007 and 2008, respectively. We believe there were approximately 130,000, 138,000 and 140,900 licensees of our enterprise software registered on their data exchange platforms as of December 31, 2006, 2007 and 2008, respectively.

In May 2007, the PRC Inspections Administration selected our company as one of the winning bidders in connection with the PRC Inspections Administration’s request for proposals for servicing the free import/export e-filing software provided by the PRC Inspections Administration. In 2008, we believe that the PRC Inspections Administration decreased its efforts to promote its free software and we believe there is uncertainty surrounding the PRC Inspections Administration’s future promotional plans for its free software. Our financial outlook from maintenance servicing of the free software product has been negatively impacted for the reasons stated above. As a result, we revised the financial performance assumptions of our business-to-government, or B2G division, which incorporates our enterprise software and related customer maintenance services and software development services reporting units, and re-assessed the goodwill in connection with our pre-IPO acquisitions. Accordingly, we recorded an one-time non-cash goodwill impairment charge of RMB193.6 million in the fiscal year 2007.
Our B2B business and services have been offered through tootoo.com, our B2B vertical search platform that was launched in May 2007. In June 2007, we launched the second generation of tootoo.com. In March 2009, we announced our decision to wind down our B2B business. In conjunction with the winding down of our B2B business, we revised our estimate of future cash flows in our annual impairment test. As a result, the fair value of our long-lived assets and goodwill was significantly reduced and we recognized an impairment charge of RMB48.1 million (US$7.0 million) against our long-lived assets and an impairment of RMB78.1 million (US$11.4 million) against our goodwill related to our B2B business in fiscal year 2008.
In the second half of 2009, we aim to expand our research and development initiatives to include opportunities in the B2C business. We are exploring potential expansion of our business to include a B2C e-commerce platform, specifically in the food products and services industries. Our B2C business is under development and we may not successfully introduce it as one of our primary businesses.
We plan to leverage our existing quality control related expertise and experience to develop and expand our business offerings as future opportunities present themselves. Specifically, we believe our expertise and experience in B2G software development, quality control and e-service solutions, along with the infrastructure developed in the course of our B2B expansion, such as our online search technology, quality risk control algorithm and our quality-driven supplier evaluation system, are tools that give us a unique advantage in the e-commerce and service industries.
We intend to increase our revenues primarily by leveraging and strengthening our market reputation, enhancing value for our clients through broader product offerings and improved customer maintenance services, expanding our client base through increased marketing, maintaining our leadership in technical and industry knowledge and pursuing selective strategic acquisitions and investments. However, given the uncertain impact on our business resulting from the distribution and promotion of free software products by the PRC Inspections Administration to end-users and the uncertainties related to expansion into new businesses, we cannot predict the growth in our revenues, if there are any at all.

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
Reduction of costs associated with declaration filings
We believe our enterprise software significantly reduces the costs associated with the PRC Inspections Administration filings and that the increased efficiency and accuracy derived from using our enterprise software results in reduced need for staff to complete the declaration process. In addition, there is a reduction in travel expenses traditionally associated with making declarations in person at the PRC Inspections Administration. Furthermore, faster processing can result in reduced transportation time for goods, which is particularly important for perishable goods and reduces an importer’s or exporter’s working capital allocated to inventory.
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
•	we helped build the PRC Inspections Administration’s system for accepting and processing electronic declarations,
•	our enterprise software is highly reliable,
•	we believe our enterprise software was the first made available for electronic declaration processing with the PRC Inspections Administration,
•	we believe our enterprise software was the first product endorsed by the PRC Inspections Administration for use in such declarations, and
•	as of April 30, 2009, our enterprise software is being used by approximately 88.1% of all filers making electronic PRC Inspections Administration declarations.
Based on the foregoing, we believe we are the leading provider of enterprise software to international trade enterprises using the electronic declaration process in China.
Proven ability to establish and maintain collaborative relationships with the PRC Inspections Administration
We believe we were the first company to work with the PRC Inspections Administration to develop enterprise software related to the declaration process. As a result of our long-standing relationship with the PRC Inspections Administration, we have developed a detailed understanding of the PRC Inspections Administration’s and international trade enterprises’ declaration processing and other trade-related requirements. We continue to work closely with the PRC Inspections Administration to refine our enterprise software to reflect changes in the PRC Inspections Administration’s information systems, procedures, rules and regulations and to create new software functions to address additional aspects of the declaration process. For more information regarding our relationship with the PRC Inspections Administration. See Item 3D of this annual report, “Risk factors — Risks related to our business — We currently generate substantially all of our total net revenues from either PRC government agencies or in connection with PRC government agency filings, and our failure to maintain a continued working relationship with certain PRC government agencies and, in particular, the PRC Inspections Administration, would result in the reduction or loss of substantially all of our total net revenues.” We also believe that our solid track record with the PRC Inspections Administration will assist us in establishing collaborative relationships with other PRC government agencies, such as PRC Customs.

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
Extensive distribution and support network
Currently, through our own sales team and our franchisees, we maintain four technical support centers, and also cooperate with our franchisees to jointly maintain 44 technical support centers to reach most of the major import/export cities in China. Through them, we provide coverage, sales and marketing and customer maintenance services to most of the major import/export cities in China.
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

Business strategy
Our primary goal is to create long-term shareholder value and to become the leading software company that enables enterprises and government agencies to streamline their import/export processes in China. In the second half of 2009, we aim to expand our research and development initiatives to include opportunities in the B2C business. We are exploring potential expansion of our business to include a B2C e-commerce platform, specifically in the food products and services industries. Our B2C business is under development and we may not successfully introduce it as one of our primary businesses. We believe China’s rapidly growing import/export activities, continuous import/export policy changes and evolving import/export filing requirements, coupled with the PRC government’s initiative to streamline and use the Internet to carry out various government operations, provide us with significant growth opportunities. We intend to use our cash flow from operations and our available cash to pursue the following strategies:
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
Enhance value for existing clients through broader product offerings and improved customer maintenance services
We intend to develop new functions for our existing products to enhance the interaction between our users and the PRC Inspections Administration, other PRC trade-related government agencies and related third parties. For example, we are in the process of developing additional functions to further expand our existing iDeclare.CIQ products, such as applications for permits to import used equipment, paint, food and cosmetic products. In addition, we currently support our existing users jointly with our four franchisees through four technical support centers operated and maintained by us and 40 technical support centers operated and maintained by our four franchisees located in most of the major import/export cities in China.
Expand our client base through increased marketing and broader product offerings
We intend to grow our client base by expanding the use of our franchisees and our own distribution network for marketing and front-line technical support throughout China. In addition, we plan to upgrade all of our existing technical support centers to full-service customer relations management centers. As a result, we do not intend to engage new distributors in the near future. In addition, we intend to develop new products and services which will appeal to international trade enterprises that do not currently use our enterprise software.
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
In March 2009, we announced our decision to wind down our B2B business. In the second half of 2009, we aim to expand our research and development initiatives to include opportunities in the B2C business. We are exploring potential expansion of our business to include a B2C e-commerce platform, specifically in the food products and services industries. Our B2C business is under development and we may not successfully introduce it as one of our primary businesses.
We plan to leverage our existing quality control related expertise and experience to develop and expand our business offerings as future opportunities present themselves. Specifically, we believe our expertise and experience in B2G software development, quality control and e-service solutions, along with the infrastructure developed in the course of our B2B expansion, such as our online search technology, quality risk control algorithm and our quality-driven supplier evaluation system, are tools that give us a unique advantage in the e-commerce and service industries.
Products and services
In 2007 and 2008, we derived 74.7% and 79.4% of our total net revenues from sales of enterprise software and related customer maintenance services, 24.8% and 18.2% of our total net revenues from provision of software development services and 0.5% and 2.3% of our total net revenues from provision of B2B search services.
The products and services we offered in 2008 included the following:
Enterprise software
We have three enterprise software products currently available commercially or in trial version: (i) iDeclare.CIQ, (ii) iProcess.CIQ, and (iii) iQM.
iDeclare.CIQ series
Commercially introduced in August 2000, the iDeclare.CIQ series of products enables international trade enterprises to complete the declaration process electronically over the Internet. We initially offered the iDeclare.CIQ basic package, which included two separate software functions, for a one-time license fee of RMB6,800, including one year of customer maintenance services. In September 2001, we started to offer the current iDeclare.CIQ basic package, which includes six separate software functions, for a one-time license fee of RMB4,500, including one year of basic customer maintenance services. In September 2006, we also developed Ninetowns Network Quality Supervision Software v1.0, the newest version of software in the iDeclare.CIQ series. We charge RMB1,500 for each additional year of customer maintenance services, which includes a number of value-added services in addition to the basic maintenance services, such as site visits to carry out maintenance procedures and automatic updates of software relating to changes in codes associated with goods, countries and regions and changes to import/export regulations. In 2006, 2007 and 2008, we generated RMB107.9 million, RMB76.5 million and RMB79.5 million (US$11.6 million), respectively, of net revenues from sales of the iDeclare.CIQ basic package and related customer maintenance services (including the per transaction fees as described below), which represented a substantial portion of our net revenues from sales of enterprise software in each of those periods.

Prior to 2008, we provided a Pay-Per Transaction option to our customers in Dongguan. In 2008, we expanded the Pay-Per Transaction option to various customers in other areas, who did not want to pay the annual maintenance fees. Net revenues from sales of enterprise software included RMB21.9 million, RMB21.7 million and RMB27.0 million (US$4.0 million) of such per-use fees, 18.7%, 28.1% and 31.8% of our net revenues for sales of enterprise software in 2006, 2007 and 2008, respectively.
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
In 2006, 2007 and 2008, we generated RMB5.5 million, RMB0.07 million and nil, respectively, of net revenues from sales of the iProcess.CIQ product series.
In 2007, we recorded a non-cash impairment charge of RMB193.6 million due to the negative impact on our financial outlook for maintenance servicing of the free software offered by the Chinese government. We believe that the Chinese government’s decreased efforts to promote its free software have resulted in a corresponding decline in the need for our maintenance services. Additionally, we believe there is some uncertainty surrounding the Chinese government’s future promotional plans for its free software. Our management continues to believe in the long-term potential of our iDeclare.CIQ product series and is committed to the continued development and promotion of this product.

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
The quality management product is still relatively new to the market and as yet, we believe that no market leader has emerged in this industry. We believe that our iQM product series is the first of its kind on the market. Currently, our iQM product series is available only in Guangdong Province, China on a trial basis and the available versions of our products are industry-specific, ranging from toys and foods processing, aquatic and livestock breeding and vegetation planting. We recognized RMB0.5 million and RMB5.5 million (US$0.8 million) in net revenues from sales of iQM and related software maintenance services in 2007 and 2008, respectively. As of March 31, 2009, we had approximately 1,100 paying enterprise customers who use our iQM product series.
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

On February 16, 2006 and February 28, 2006, we entered into two software development contracts with the PRC Inspections Administration pursuant to which we contracted to develop an electronic monitoring system and an “import and export hygiene monitoring system” for the PRC Inspections Administration for RMB3.3 million and RMB1.6 million respectively. On April 26, 2007, we entered into a series of software development contracts with the PRC Inspections Administration pursuant to which we contracted to develop an electronic monitoring system data exchange platform for RMB7.8 million.
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

iDeclare.CGA Series
Similar to the PRC Inspections Administration, the PRC Customs has a standardized set of forms used by international trade enterprises and we plan to work with the PRC Customs to develop enterprise software that will facilitate electronic filings of such forms. We intend for this enterprise software to enable electronic filings of customs, manifest, bill of lading, export goods receipt and other declarations. In addition, we also plan to work with PRC local tax authorities to develop a product to facilitate electronic filings of tax and ATA Carnet declarations, which are international customs documents that permit duty-free and tax-free temporary import of goods for up to one year. Research and development work on the iDeclare.CGA product series commenced in 2004. In 2008, we decided to discontinue our promotion of customs related software development due to a change in demand for our iDeclare.CGA product series by the PRC Customs.
New Initiatives
We plan to leverage our existing quality control related expertise and experience to develop and expand our business offerings as future opportunities present themselves. Specifically, we believe our expertise and experience in B2G software development, quality control and e-service solutions, along with the infrastructure developed in the course of our B2B expansion, such as our online search technology, quality risk control algorithm and our quality-driven supplier evaluation system, are tools that give us a unique advantage in the e-commerce and service industries.
In October 2008, we acquired land use rights from the Beijing Municipal Bureau of Land and Resources Economic-Technological Development Area Branch pursuant to which we plan to develop, among other things, technological research centers.
Production and hardware design
In the past, the principal steps involved in production of our enterprise software are duplicating CDs, printing boxes and related materials such as user manuals, and assembling and shipping our final products. We had production arrangements with several outside contractors under which they provide all necessary outsourced production services related to our enterprise software. Currently, we generally distribute our iDeclare enterprise software through the Internet and therefore incur minimal outsourcing costs and costs associated with packaging and shipping of software.
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
Our future revenues and results of operations may fluctuate significantly due to a combination of factors, including:
•	acceptance of our products and services in China;
•	the strength of our relationships with the PRC Inspections Administration, the PRC Customs and other PRC government agencies;

•	our ability to attract and retain users;
•	our ability to develop new software products and services;
•	PRC government regulation of software sales and development; and
•	general economic conditions in China.
Quality
We are committed to delivering enterprise software and services of consistently superior quality to our customers. We believe our commitment to quality and our total quality management system are key elements to our operation as a leading provider of enterprise software to international trade enterprises and trade-related PRC government agencies.
On August 3, 2004, we were awarded the ISO 9001:2000 Quality Management System Recognition Certificate. ISO 9001:2000 is a worldwide quality management system certification program regarding management system standards administered by the International Organization for Standardization. The certificate is renewable every three years and our current certificate is valid until July 25, 2010. Our enterprise software has also been endorsed by the PRC Inspections Administration for electronic customs declaration.
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
As of December 31, 2008, we had a sales and marketing force consisting of approximately 49 people, serving mainly the southern regions of China for our enterprise software. Our sales and marketing representatives also perform customer maintenance services.
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
For 2006, net revenues from sales of enterprise software we recognized from our former authorized distributors amounted to approximately RMB17.0 million. We did not recognize any revenue from sales from our former authorized distributors in 2007 and 2008. We do not expect to recognize any revenue from sales from our former distributors for 2009.
Sales by our franchisees
It is our current strategy to expand our franchisee network to undertake marketing, distribution and service activities using the “Ninetowns” brand name. As of December 31, 2008, we have four franchisees, Ninetowns Enke, Ninetowns Zhi Fang, Ninetowns Xin He and Ninetowns Wang Li.
•	Our franchise relationship with Ninetowns Enke began in February 2004. Ninetowns Enke is also our sales agent for sale of after sales maintenance services for our enterprise software to our customers. In August 2008, we entered into new franchise agreements with Ninetowns Enke for two of our software products, iQs under the iProcess.CIQ series and iDeclare.CIQ basic package. Each of these franchise agreements expires December 31, 2009 and does not contain any minimum sales commitment.
•	Our relationship with Ninetowns Zhi Fang began in 2005. In August 2008, we entered into new franchise agreements with Ninetowns Zhi Fang for iQs and iDeclare.CIQ basic package. Each of these franchise agreements expires on December 31, 2009 and does not contain any minimum sales commitment.
•	Our relationship with Ninetowns Xin He began in 2006. In August 2008, we entered into new franchise agreements with Ninetowns Xin He for iQs and iDeclare.CIQ basic package. Each of the franchise agreements with Ninetowns Xin He expires on December 31, 2009 and does not contain any minimum sales commitment.
•	Our relationship with Ninetowns Wang Li began in 2006. In August 2008, we entered into new franchise agreements with Ninetowns Wang Li for iQs and iDeclare.CIQ basic package. Each of these franchise agreements with Ninetowns Wang Li expires on December 31, 2009 and does not contain any minimum sales commitment.
•	Our franchisees provide customer maintenance services to our enterprise software users. We intend to focus on establishing new franchisee arrangements in the future.

For 2006, 2007 and 2008, net revenues from the sale of enterprise software and related customer maintenance services generated by our franchisees amounted to approximately RMB40.9 million, RMB50.7 million and RMB54.3 million (US$8.0 million), respectively.
Customers
In 2008, our customers for sales of enterprise software and related customer maintenance services include our franchisees and international trade enterprises that we sell our software to directly. Our users are engaged in a wide variety of import and export activities in China. For 2006, 2007 and 2008, our four largest enterprise software customers, which consisted primarily of our distributors and franchisees, accounted for approximately 49.1%, 65.9% and 63.8%, respectively, of our net revenues from sales of enterprise software and related customer maintenance services.
Our customers for software development services include the PRC Inspections Administration, iTowNet, eGrid and other third party customers. iTowNet and eGrid accounted for substantially all of our net revenues for provision of software development services in 2006. In 2007 and 2008, we did not generate any revenue from provision of software development services to iTowNet and eGrid.
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
Each of our technical support centers functions as a call center that responds to calls from customers located in the surrounding areas. As of December 31, 2006, 2007 and 2008, we had together with our four franchisees, 128, 192 and 155 customer service and technical support personnel, respectively.
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
We compete with several software developers in bidding for software development projects. In particular, we compete against eGrid, which is a related party of our company and historically, one of our major customers in our software development business, to provide software development services to iTowNet. iTowNet has developed its own platform for providing software development services and now provides software development services directly to its customers, such as the PRC Inspections Administration, that are similar to the software development services that we provide to our customers. As a result, iTowNet became one of our competitors in our software development services business.
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
As of December 31, 2008, we had registered 46 software copyrights and 12 trademarks in China and one registered trademark for our name “Ninetowns” in the United States. We are in the process of registering certain of our other trademarks in Hong Kong.
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
Winding Down of B2B Business and Focus on Business Opportunities
On October 19, 2006, our indirect wholly-owned subsidiary, Beprecise Investments Limited., or Beprecise, acquired a 16.25% interest in Global Market, a leading Chinese B2B trade facilitator headquartered in Guangzhou. However, our equity interest in Global Market decreased to 9.9% in March 2008 due to dilution caused by Global Market’s financing activities. In November 2008, Global Market re-purchased approximately 300,000 of its series A shares from us for approximately US$1.1 million which resulted in a net gain for us of approximately RMB2.2 million (US$300,000). On April 27, 2007, Ixworth, our wholly owned subsidiary, acquired a 70.0% interest in Ample Spring, a related party of Baichuan, a leading Chinese B2B vertical search engine operator. We launched our new B2B vertical search platform, tootoo.com in May 2007, through which we offered our B2B business and services. We launched the second generation of tootoo.com in June 2007. On December 14, 2007, we acquired a 19.8% interest in Hangzhou Tophere, a leading Chinese business-to-business food and beverage trade facilitator headquartered in Hangzhou.
Throughout 2007, 2008 and the first fiscal quarter of 2009, we focused our efforts on developing our B2B business. However, in March 2009, we announced our decision to wind down our B2B business. This decision was made in light of the recent major changes in the global economic environment and is expected to enable Ninetowns to better manage its investments for long-term growth.
We plan to leverage our existing quality control related expertise and experience to develop and expand our business offerings as future opportunities present themselves. Specifically, we believe our expertise and experience in B2G software development, quality control and e-service solutions, along with the infrastructure developed in the course of our B2B expansion, such as our online search technology, quality risk control algorithm and our quality-driven supplier evaluation system, are tools that give us a unique advantage in the e-commerce and service industries.

In 2007, we registered two patents for our search technology in the PRC. In 2008, we registered two patents, one for our search technology and the other for containing sealing by means of our one-time lead sealing patented technology. In 2009 and 2010, we plan to continue our efforts to provide quality-driven services and improve and upgrade the interaction and functionality of our B2C services.
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
Foreign investment policies
According to the Foreign Investment Industry Policy Guidelines promulgated on March 4, 2002, as amended on November 30, 2004 and on October 31, 2007, foreign investors are encouraged to invest in the development and manufacturing of software products. No restrictions or prohibition is currently imposed on the foreign ownership of businesses engaged in the development and production of software products in China.
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
In the opinion of our PRC counsel, Commerce & Finance Law Offices, the ownership structures, businesses and operations of our subsidiaries and VIEs in China comply with applicable PRC laws in all material aspects, rules and regulations. In addition, our PRC counsel has confirmed that no consent, approval or license, other than those already obtained, is required for such ownership structures, businesses and operations in order for us to comply with existing PRC laws rules and regulations.

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
Software copyright registration
Pursuant to the Copyright Law of the PRC, or the Copyright Law, which was adopted at the 15th Meeting of the Standing Committee of the Seventh National People’s Congress on September 7, 1990 and effective from June 1, 1991 as amended on October 27, 2001, works including computer software developed by PRC citizens, legal persons or other entities without legal personality, whether published or not, are protected under the Copyright Law. On February 20, 2002, the State Copyright Administration of the PRC promulgated the Measures Concerning Registration of Computer Software Copyright Procedures, or the Registration Procedures, to implement the Regulations for the Protection of Computer Software and to promote the development of China’s software industry. The Registration Procedures apply to the registration of software copyrights and software copyright exclusive licensing contracts and assignment contracts. The registrant of a software copyright will be the copyright owner and the natural person, legal person or other organization in whom the software copyright becomes vested through succession, assignment or inheritance.

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
The parties to a software copyright assignment contract or exclusive licensing contract may apply to the Copyright Protection Center of the PRC, or the CPC, for registration of such contracts. In registering a contract, the following materials must be submitted: (1) a completed contract registration form; (2) a copy of the contract; and (3) the applicant’s identification documents.
The CPC will complete its examination of an accepted application within 60 days of the date of acceptance. If an application complies with the requirements of the Software Protection Regulations and the Registration Procedures, a registration will be granted, a corresponding registration certificate will be issued and the registration will be publicly announced.
Software products registration
On March 1, 2009, the MIIT issued the new Measures Concerning Software Products Administration, which became effective on April 10, 2009, to regulate and administer software products and promote the development of the software industry in China.
Pursuant to the new Measures Concerning Software Products Administration, software products are required to be registered and filed with the MIIT or the provincial software industry authorities. Before the provincial software industry authorities issue software products registration numbers and software products registration certificates to the applicants, the application materials should be filed with the MIIT and the software products should be announced without objection for a seven-day period. To produce software products in China, the software production units should have the copyright of the software or are licensed to produce such software products. If the software products are sold through a distribution agent, there must be a contract between the software developer and the agent, and between the agent and its sub-agents, if any, specifying the distribution rights, distribution territory and distribution terms as well as the technical services to be provided by the distribution agent. The MIIT and other relevant departments may carry out supervision and inspection over the development, production, operation and import/export activities of software products in China.
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
(i)	encouraging investment in the software industry and providing or assisting software enterprises to raise capital overseas;

(ii)	providing tax incentives, including a tax rebate for taxpayers who sell self-developed software products, before 2010, the amount of the 17.0% statutory value added tax that exceeds 3.0%, will be refunded immediately when paid. There is a full exemption from the PRC enterprise income tax, or EIT, for two years starting from the first profit-making year of operations and a 50.0%-relief from the PRC EIT for the following three years for recognized newly established enterprises that are engaged in the software industry. The software enterprises of particular importance pursuant to the state stipulations, which do not enjoy any tax exemption benefit in a given year, will be subject to a reduced EIT rate of 10.0% in that year. Moreover, software enterprises that import certain equipment for the development of their self-developed software, with limited exemptions, are also entitled to the exemption of import related value-added tax;
(iii)	providing government support, such as government funding in the development of software technology;
(iv)	providing preferential treatment, such as credit facilities with low interest rates to enterprises that export software products;

(v)	taking various strategies to ensure the software industry has sufficient expertise; and

(vi)	implementing measures to enhance intellectual property protection in China.
Regulation of foreign exchange and dividend distribution
Foreign exchange
The principal regulations governing foreign exchange in China are the Foreign Exchange Control Rules (1996), as amended in 1997 and 2008. On June 20, 1996, the People’s Bank of China promulgated the Administration Rules of Settlement, Sale and Payment of Foreign Exchange, or the FX Administration Rules, which became effective on July 1, 1996.
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
Dividend distribution
The principal PRC regulations governing the distribution of dividends by our wholly foreign-owned enterprises are (i) The Wholly Foreign-Owned Enterprise Law (1986), as amended in 2000; and (ii) Implementation Regulations under the Wholly Foreign-Owned Enterprise Law (2001); and (iii) the Company Law (1993), as amended in 2005.

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
Restricted net assets
Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the statutory general reserve fund, which requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances. The restricted portion of their net assets amounted to approximately RMB541.0 million (US$79.3 million), or 60.1% of our total consolidated net assets as of December 31, 2008.
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

Customs General Administration of the PRC
The PRC Customs, General Administration is the highest authority for supervising and administering the customs points for entering into and departing from the PRC and is responsible for customs administration throughout the nation.
The PRC Customs Law is intended to protect PRC sovereignty and interests and to strengthen the administration of customs supervision. In accordance with the PRC Customs Law, the PRC Customs, General Administration has primary responsibility for:
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

Administrative provisions on the Origin Certificate
All exporters may apply for origin certificates in respect of the products to be exported out of China. In compliance with the Regulations of the People’s Republic of China on Origin of Imported and Exported Goods issued on September 3, 2004, which became effective on January 1, 2005, and the Provisions for the Issuance of the Origin Certificate for Export Goods of the PRC (Trial Implementation), which became effective on January 1, 1996, and to strengthen the administration of the issuance of Origin Certificates, the Ministry of Foreign Trade and Economic Cooperation, currently known as the Ministry of Commerce, promulgated the Administrative Provisions of the PRC on Origin Certificate on March 8, 1996, or the Administrative Provisions. The Administrative Provisions are aimed at facilitating the implementation of a national EDI project by the Ministry of Commerce. The Ministry of Commerce made use of the recommended standard form of the Origin Certificate issued by the then State Technology Supervision Administration of the PRC on July 1, 1996, to standardize and regulate the administration, subscription, printing, transportation, record-keeping, issuance, calculation and examination of the Origin Certificate, thus minimizing or eliminating the occurrence of forged or fake Origin Certificates. The new standard form of the Origin Certificate bears a uniform serial number.
Commodity quality inspection and quarantine inspection
Commodity quality inspection
The Law on the People’s Republic of China on Import and Export Commodity Inspection adopted by the Standing Committee of the Seventh National People’s Congress on February 21, 1989, which became effective on August 1, 1989, as amended on April 28, 2002, provides that all imported and exported commodities included in a published inspection list must be inspected in accordance with the relevant compulsory inspection standards or other standards specified by the state inspection authorities prior to export out of China or use or sale in China for imported goods. On August 31, 2005, the State Council promulgated the Implementing Provisions for the Law of the People’s Republic of China on Import and Export Commodity Inspection, which became effective on December 1, 2005 and stipulates particular requirements for the import and export commodity inspection.
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

C. Organizational structure
We conduct substantially all of our business through ten PRC subsidiaries and two VIEs in China. The following diagram illustrates our subsidiaries, their country of incorporation and the proportion of our ownership of each as of May 31, 2009.

For details of the above subsidiaries and VIEs, see “— History and development of the company.”
D. Property, plants and equipment
Our principal executive offices occupy a total of approximately 7,992 square meters on the 19th to 23rd and 25th floors of Building No. 1, Capital A Partners, No. 20 Gongti East Road, Chaoyang District, Beijing 100020 PRC. In addition, we occupy a representative office of approximately 10 square meters at 11F, KaWah Bank Centre, 232 Des Voeux Road, Central, Hong Kong. As of May 31, 2009, we have two premises that we own and we have also leased four premises in the following cities and municipalities to serve as technical support centers and quarters for our technical support staff:

	Space	Number of
Location of Leased Properties	(in square meters)	employees
Dongguan	364.85	28
Guangzhou	120.85	27
Beijing	328.74	37
Shanghai	139.00	2
Total	953.44	94
Further, on October 30, 2008, Ninetowns Software and the Beijing Municipal Bureau of Land Resources Economic-Technological Development Area Branch entered into a land grant contract and a supplemental agreement, pursuant to which Ninetowns Software acquired land use rights for 58,526.58 square meters of land located in Lu Dong District, Beijing Economic-Technological Development Area. As of May 31, 2009, Ninetowns Software has not yet received the State-Owned Land Use Right Certificate.
We currently support our existing users jointly with our four franchisees through four technical support centers operated and maintained by us and 40 technical support centers operated and maintained by our four franchisees located in most of the major import/export cities in China.
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
Item 4A. Unresolved Staff Comments.
Not applicable.
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

From 2006 to 2008, we were in the process of developing our B2B business and strategy. We pursued selective strategic acquisitions and investments in companies such as Global Market, Ample Spring (a related party of Baichuan) and Hangzhou Tophere. We launched our new B2B vertical search platform, tootoo.com in May 2007, through which we offered our B2B business and services. In March 2009, we announced our decision to wind down our B2B business. In conjunction with the winding down of the B2B business, we revised the estimate of future cash flows used in our annual impairment test. As a result, the fair value of our long-lived assets and goodwill was significantly reduced and we recorded a one-time non-cash impairment charge of approximately RMB126.2 million (US$18.5 million) in 2008 against our long-lived assets and goodwill related to our B2B business. We do not expect this non-cash impairment charge to have an adverse impact on our current cash position, current cash flows from operating activities, or future cash expenditures.
We generated total net revenues of RMB153.2 million, RMB103.5 million and RMB107.0 million (US$15.7 million) in 2006, 2007 and 2008, respectively. The increase in our total net revenues in 2008 was primarily due to increased sales from our iQM product series and the popularity of Pay-Per Transaction pricing terms, but off-set by the significant decline in iDeclare.CIQ software package sales. Our advertising and marketing expansion efforts also increased our B2B revenues. Our net income in 2006 was RMB45.9 million, decreasing to a net loss of RMB230.5 million in 2007 and a net loss of RMB169.6 million (US$24.9 million) in 2008. The net loss in 2008 was mainly attributable to (i) impairment of goodwill and long-lived assets, (ii) the increased costs of pursuing our B2B strategy in 2008, and (iii) increased depreciation and amortization expenses. We believe there were approximately 130,000, 138,000 and 140,900 licensees of our enterprise software registered to effect electronic import/export processing with the PRC Inspections Administration as of December 31, 2006, 2007 and 2008, respectively.
The major factors affecting our results of operations and financial condition include:
Focus on sales of enterprise software and related customer maintenance services
Historically, we engaged in three main lines of business: (i) sales of enterprise software and related customer maintenance services, (ii) provision of software development services, and (iii) B2B search services. In March 2009, we announced our decision to wind down our B2B business. Furthermore, the provision of software development services has become a less significant line of business over time. We intend to continue deploying our resources on sales of enterprise software and related customer maintenance services that enable enterprises and trade-related PRC government agencies to streamline the import/export process in China. In addition, we also intend to leverage our existing expertise in quality control and e-service solutions to explore and develop other business opportunities.
Slowdown of the import/export industry in China
Our financial results have been, and we expect them to continue to be, affected by the import/export industry in China. The growth of China’s import/export volume experienced a slowdown in 2008, falling from over 20% each year for the prior six consecutive years to 17.8% in 2008. China’s import/export volume for the first quarter of 2009 decreased by 24.9% compared to the first quarter of 2008. We believe that a number of factors have contributed to this slowdown, including appreciation of the Renminbi and tightening macroeconomic measures and monetary policies adopted by the PRC government aimed at preventing overheating of China’s economy and controlling inflation. We believe that the slowdown was further exacerbated by the recent global crisis in the financial services and credit markets, which in recent months has resulted in extreme volatility and dislocation of the global capital markets. However, we believe China’s import/export volume will continue to grow and create additional demand for our products and services.

Change in number of potential users
In February 2006, the PRC Inspections Administration commenced the distribution of the software products that our company developed, free-of-charge to end-users. As certain basic functions of the free software are similar to those of iDeclare.CIQ and iProcess.CIQ, the provision of such software products free-of-charge by the PRC Inspections Administration has a material adverse effect on our results of operations and on our future profitability.
Although the number of users of our enterprise software has increased significantly since we first launched our iDeclare.CIQ software products in August 2000, the growth of the number of potential users has declined significantly in recent years. The initial increase was partially attributable to the increasing number of PRC international trade enterprises and partially attributable to the increasing demand from such enterprises for more efficient import/export processing methods. The recent decrease was due to the PRC Inspections Administration’s distribution of its free software. We expect an increase in the number of PRC international trade enterprises as the PRC economy continues to expand over time, but such increase may also be slowed significantly by the recent global financial crisis. We believe the long term growth of the import/export market will increase demand for our enterprise software and related customer maintenance services and software development services, as international trade enterprises seek an efficient means of completing the declaration process.
While the growth rate of our user base has decreased continuously, we believe that we have continued to make sales of our iDeclare.CIQ software packages and related customer maintenance services due to certain benefits offered to our paid customers that are not offered to users of the free software. The PRC Inspections Administration’s distribution of free software products, while in the long run will likely increase the number of e-filers and hence increase demand for our enterprise software services, has had a significant adverse effect on our total net revenue, our results of operations and profitability in the short-term. For example, we sold, together with our franchisees, approximately 400 software packages of iDeclare.CIQ during the first quarter of 2009, which is significantly lower than the approximately 1,000 software packages of iDeclare.CIQ sold by our company and our franchisees during the first quarter of 2008. In 2008, we believe that the PRC Inspections Administration decreased its efforts to promote its free software and we believe there is uncertainty surrounding the PRC Inspections Administration’s future promotional plans for its free software. Additionally, the slowdown in China’s economy caused in part by the recent global crisis in the financial services and credit markets has also negatively impacted our sales of iDeclare.CIQ software packages.
Expanding our user base through franchisees
We believe our user base has substantial growth potential due to the high number of international trade enterprises that possess import/export rights in China. According to the PRC Ministry of Commerce, there were approximately 666,000 foreign-invested companies registered to do business in China as of April 30, 2009. In addition, there are numerous PRC-based companies that possess import/export rights. A key component of our growth strategy is to secure new customers through the efforts of our franchisees and we intend to engage additional franchisees to expand our marketing and distribution network. Currently, we have engaged four franchisees to undertake marketing, distribution and service activities in China.

Description of revenues, cost items and trade receivables
We primarily operate in two business segments: (i) B2G services and (ii) B2B search services. Our B2G business segment includes sales of enterprise software and related customer maintenance services and software development services. Currently, our total net revenues are primarily derived from our sales of enterprise software and related customer maintenance services. We decided to wind down our B2B business in March 2009, so we do not expect to generate significant revenue from our B2B segment after March 2009.
Total net revenues
Currently, we generate total net revenues primarily from our B2G segment which includes (i) sales of enterprise software and related customer maintenance services and (ii) fees from software development services. We also generated an insignificant amount of total net revenues from fees from B2B search services.
Except for VAT rebates from the Chinese tax authorities as part of the PRC government’s policy of encouraging software development in the PRC, we report total net revenue net of business taxes. Our sales of enterprise software products and computer hardware and accessories are generally subject to a VAT of 17.0%. Our fees charged for software development services and customer maintenance service for enterprise software products are generally subject to a 5.0% business tax. Pursuant to the laws and regulations of the PRC, four of our subsidiaries in China are entitled to a 14.0% VAT rebate for certain self-developed software products. We recognize the VAT rebates at the same time we recognize net revenues from sales of enterprise software. VAT rebates are included in our net revenues from sales of enterprise software. In 2008, we recognized RMB2.9 million (US$0.4 million) in VAT rebates. We cannot predict how much our net revenues from sales of our enterprise software and related customer maintenance services or software development services will increase in the future, or if they will increase at all.
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
We currently sell our enterprise software and provide related customer maintenance services through four franchisees. Our per-unit license fee for enterprise software products charged to our franchisees is based on our negotiated sales arrangement with the franchisee, and is less than the RMB4,500 per-unit license fee we receive from direct sales. We also sell iDeclare.CIQ products on a Pay-Per Transaction basis to a limited number of users, substantially all of whom are located in Guangdong Province, China. In 2008, we offered the Pay-Per Transaction option to various customers in areas outside of Guangdong Province. Our ability to grow our net revenues from sales of enterprise software and related customer maintenance services will depend on (i) the rate of increase in the number of new users of such product, (ii) the market’s acceptance of our planned new software products, (iii) the success of our plans to engage additional franchisees, and (iv) our increased efforts in marketing our customer maintenance services to our users. The distribution of free enterprise software by the PRC Inspections Administration has adversely affected our ability to grow our net revenues from sales of enterprise software and related customer maintenance services.

Notwithstanding that we charge for such maintenance services, we believe our users and potential customers are not accustomed to being charged for this type of service and it is unclear to us how many of our users will pay for such maintenance services. In 2008, we collected customer maintenance service fees from approximately 40,500 users, representing approximately 29% of our users due to the renewal of their maintenance service agreements. We intend to continue to increase our marketing and collection efforts with respect to these customer maintenance service fees. We expect our profit margin from sales of enterprise software to decrease if the VAT rebate is eliminated or reduced by the PRC tax authorities. We expect net revenues from Pay-Per Transaction fees to increase with our increased sales of enterprise software, but to remain stable as a percentage of our total net revenues.
Software development services. Our net revenues from software development services are derived primarily from contracts related to PRC government agency software development projects, such as our services for the PRC Inspections Administration. As we believe is consistent with the practice of other software development companies in China engaged in government-related work, we often commence work on software development projects based on oral commitments from our customer and sign the contract after the commencement of work. Once a contract has been signed, we begin recognizing net revenues from these projects based on the percentage-of-completion method, in which revenue recognition is based on the percentage of actual hours incurred to date for each contract to the estimated total hours to be incurred for each contract at completion. We experienced a significant decline in our net revenues from the provision of software development services starting in 2007 and we expect such decline to continue over time due to decreasing demand for such services and an increase in competition for software development service contracts from other service providers. For example, iTowNet has developed its own platform for providing software development services and now provides software development services directly to its customers, such as the PRC Inspections Administration, that are similar to the software development services that we provide to our customers.
B2B search services. Net revenues from this business currently represents an insignificant portion of our total net revenues because we have only introduced our B2B service products in trial versions. We expect this business to continue to represent an insignificant portion of our total net revenue in the future as we are winding down this business.
Cost of revenues
Our cost of revenues consists principally of costs related to (i) sales of our enterprise software and related customer maintenance services, (ii) our provision of software development services, and (iii) our provision of B2B search services.
Enterprise software and related customer maintenance services. In 2006, we changed our business model from distributing our software directly to end-users to distributing them through our franchisee network via the Internet. As such, the costs of revenues for our enterprise software were reduced significantly as we incurred less production costs, packaging costs and shipment costs. Additionally the franchisees have been providing a majority of our software maintenance services to customers for us. We therefore incurred declining direct costs to provide software maintenance services to customers.
As a result of the above factors, cost of revenues for enterprise software and related customers maintenance services was immaterial.

Software development services. Our cost of software development services is comprised mainly of personnel expenses, office rental expenses and other expenses directly related to our provision of software development services. We record cost of revenues for software development services on a percentage-of-completion method by reference to the man-hours incurred and estimated to be incurred for each contract at completion. We expect our cost of revenues related to software development services to decrease in line with a decrease in the demand for our services.
B2B search services. We only introduced our B2B service products in trial versions and are in the process of winding down this business. Our cost of revenues from B2B search services in 2008 includes the expenses associated with the operation of our data centers, including depreciation, labor and office rental. We expect our overall cost of revenues from B2B search services to decrease as we eventually exit our B2B business.
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
Operating expenses
Our operating expenses consist of (i) selling expenses, (ii) general and administrative expenses, (iii) research and development expenses, and (iv) (allowance for) recovery of doubtful accounts. We do not allocate operating expenses to individual lines of business when making decisions about allocation of resources or assessing the performance of our lines of business. Effective January 1, 2006, the Company adopted SFAS 123R which supersedes APB 25 and recognized stock-based compensation cost on a straight-line basis over the requisite service period, which is the vesting method.
Selling expenses. Selling expenses consist primarily of sales, marketing and personnel expenses, customer service expenses, associated rental expenses, marketing and advertising expenses and travel and entertainment expenses for our sales and marketing staff. We expense all selling expenses as they are incurred. We expect to expand our marketing and advertising campaigns to promote our new B2C business, specifically in the food products and services industries. However, we are winding down our B2B business and expect future selling expenses for our B2B business to decrease significantly. As a result of the above, we generally expect a decrease in our selling expenses for 2009.
General and administrative expenses. General and administrative expenses consist primarily of personnel expenses, office rental expenses, general office expenses, travel and entertainment expenses and professional fees. We expense all general and administrative expenses as they are incurred. In 2008, we incurred higher general and administrative expenses than in earlier years as a result of increases in (i) share-based compensation charges (ii) depreciation and amortization charges on fixed assets and intangible assets, and (iii) compensation costs incurred from staff reduction.

Research and development expenses. Research and development expenses consist primarily of research and development personnel expenses and associated rental expenses. We expense research and development expenses as they are incurred. In addition, because technological feasibility for our software products ordinarily occurs right before such products are commercially launched and because costs incurred between technological feasibility and commercial launch are immaterial, such costs are expensed as incurred. We generally expect our research and development expenses to increase as a result of (i) our investment in the research and development of new enterprise platform products and search platform products, (ii) an increase in the number of research and development personnel, (iii) an expected increase in our potential new business ventures and (iv) our investment in software licenses for development tools to increase the productivity of our overall research and development efforts. However, research and development expenses decreased in 2008. This decrease was mainly attributable to the reduction in our employees and rental and utility expenses, which resulted from our relocation to our newly acquired building. For 2009, we expect to incur additional research and development expenses as we shift our focus from B2B to B2C and expand our research and development initiatives to include other service offerings. Specifically, we are exploring the potential expansion of our business by leveraging our experience in B2G quality control and e-service solutions, along with existing infrastructure from our B2B business. We have focused our research and development initiatives to include B2C offerings, specifically in the food products and services industries. Our B2C business is under development and we may not successfully introduce it as one of our primary businesses.
Provision for doubtful accounts. In 2007, we believe that the PRC Inspections Administration decreased its efforts to promote its free software and we believe there is uncertainty surrounding the PRC Inspections Administration’s future promotional plans for its free software. Accordingly, we made a provision of approximately RMB19.9 million for doubtful accounts against our receivables specifically in relation to our building of certain electronic systems for the PRC Inspections Administration that enable the free software to process electric declarations over the Internet. In 2008, we wrote off these trade receivables against the allowance for doubtful accounts. In addition, in 2008 we made a further provision of RMB2.9 million (US$0.4 million) based on aging analysis of trade receivables, customers’ credit-worthiness, past collection history, and changes in a customer’s payment terms.
As a result of the cumulative effect of the factors described above, we expect in the future our total operating expenses will increase.
Taxation
Under the current laws of the Cayman Islands, our company is not subject to tax on its income or capital gains. In addition, payment of dividends by us is not subject to withholding tax in the Cayman Islands.
PRC EIT. Our PRC operating subsidiaries and VIEs are subject to PRC EIT on their taxable income. Pursuant to PRC tax laws effective January 1, 2008, EIT is generally assessed at the rate of 25.0% of taxable income.
Shanghai New Take was subject to a 16.5% EIT from January 1, 2005 to December 31, 2007 and is currently subject to a 25.0% EIT. Ninetowns Ports was subject to a 7.5% EIT for the period from January 1, 2006 to December 31, 2007 and is currently subject to a 25.0% EIT. Guangdong Ninetowns Technology was entitled to an exemption from EIT from January 1, 2006 to December 31, 2007 and is currently subject to a 7.5% EIT. Ninetowns Network was entitled to an exemption from EIT from January 1, 2006 to December 31, 2007 and is currently subject to a 25.0% EIT.
Ninetowns Digital, Beijing New Take, Ninetowns Times, Ninetowns Ports and Ninetowns Network were qualified as “High and New technology enterprises” and were granted preferential EIT rates based on such status. Shanghai New Take was granted preferential EIT rates based on its status as a software company. Relevant PRC government authorities specify certain financial and operational criteria for a company to comply with in order to maintain its status as a High and New technology enterprise. Since the promulgation of the new Measures for Recognition of High and New Technology Enterprise effective as of January 1, 2008, Shanghai New Take, Ninetowns Ports, Beijing New Take, Ninetowns Times, Ninetowns Digital and Ninetowns Network have been temporarily subject to a 25.0% EIT.

Baichuan, Ronghe Tongshang, Ninetowns Software and Dongguan Software are currently subject to a 25.0% EIT.
PRC business tax. Our PRC operating subsidiaries are also subject to PRC business tax. We primarily pay business tax on our net revenues generated from software development services and customer maintenance services. Our PRC operating subsidiaries and VIEs generally pay a 5.0% business tax on our net revenues derived from software development services and customer maintenance services and this business tax is deducted from our total net revenues.
Value-added tax. Our PRC operating subsidiaries are also generally subject to a VAT of 17.0% on sales of enterprise software products. Pursuant to PRC tax regulations, Ninetowns Network and Ninetowns Ports are entitled to a 14.0% VAT rebate on sales of certain registered self-developed software products. Our net revenues from sales of such enterprise software include VAT rebates in the amount of RMB10.5 million, RMB4.3 million and RMB2.9 million (US$0.4 million) in 2006, 2007 and 2008, respectively.
Upon expiration of these preferential EIT rates and VAT rebates, we will consider available options, if any, in accordance with applicable law, that would enable us to qualify for further tax incentives.
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
Revenue recognition
Our revenue is mainly derived from three primary sources: (i) sale of enterprise software and related services; (ii) software development services; and (iii) B2B search services.
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
For certain customers, we install the software at the customer’s place of business and charge the customer a fixed fee based on actual usage of the software. Accordingly, we recognize the related revenue when the customer uses the software. The cost to install the software has historically been insignificant.
Revenues from software development services requiring significant production, modification, or customization of the software are recognized over the installation and customization period based on the percentage of completion method as prescribed by Statement of Position No. 81-1, “Accounting for Performance of Construction-Type and Certain Product-Type Contracts”. Percentage-of-completion is measured principally by the percentage of actual hours incurred to date for each contract to the estimated total hours to be incurred for each contract at completion.
Certain revenue from software development services also includes hardware procurement by customer’s request. Since we do not have vendor-specific objective evidence to allow for separating various components of such software development service contracts, we recognize such revenues when all components under the contracts are delivered and the project is completed upon the receipt of a written acceptance from the customer.

We provided online B2B search services by selling keywords to improve the customers ‘ rankings in search results on our marketplaces. Service fees are paid in advance in respect of such services for a specific contracted service period. All service fees are initially deferred when received and revenue is recognized ratably over the term of the respective service contracts as the services are rendered.
Trade receivables
We perform ongoing credit evaluations of our customers and adjust credit limits based on payment history and the customer’s current credit-worthiness, as determined by our review of their current credit information. We extended three months of credit to our franchisees pursuant to our franchise agreements. However, it took on average five to six months for our franchisees, who are also our major customers, to settle their debts to us. Therefore, in some fiscal periods, our trade receivables increased, and may increase in the future, to an amount which is approximately equal to our total net revenues for such period. We continuously monitor collections and payments from our customers and maintain allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make the required payments and use the specific identification method to record such allowances. We write off such trade receivables and specific allowances in one year if circumstances are not improved. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have had in the past. As of December 31, 2008, all of our billed receivables were from our customers and franchisees. Since our billed receivables are concentrated in a relatively small number of customers, a significant change in the liquidity or financial position of any one of these customers could have a material adverse impact on the collectibility of our billed receivables and our future operating results.
Goodwill
Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. We completed a two-step goodwill impairment test for 2006, 2007 and 2008. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Based on the management’s assessment, there was no impairment of goodwill for the year ended December 31, 2006.
In 2007, based on the impairment assessment performed by management, we recognized a total goodwill impairment charge of RMB193.6 million related to our enterprise software and related customer maintenance services and software development services.
In 2008, based on the impairment assessment performed by management, we recognized goodwill impairment of RMB78.1 million (US$11.4 million) related to our B2B business.

Impairment of Long-lived Assets
We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would adjust the carrying value of the asset based on the fair value and recognize an impairment loss. Fair value is estimated using expected discounted future cash flows. Impairment losses recognized in the year ended December 31, 2008 totaled RMB48.1 million (US$7.0 million) related to our B2B business.
Useful Life of Intangible Assets
Intangible assets include customer relationships, buyer database, completed technology, and purchased software for internal use and land use rights. Intangible assets are amortized on a straight-line basis over the expected useful life of five years, except land use rights which have an expected useful life of fifty years.
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
We have adopted the accounting policy that interest recognized in accordance with paragraph 15 of FIN 48 and penalties recognized in accordance with paragraph 16 of FIN 48 are classified as part of our income taxes. As a result, a total FIN48 liability of RMB0.8 million and RMB0.3 million (US$43,000) was included in income tax expense in the income statement for the years ended December 31, 2007 and 2008, respectively.

A. Operating results
The following table sets forth the results of our operations expressed as a percentage of our total net revenues for the periods indicated. Our historical operating results are not necessarily indicative of the results for any future period.

	Years Ended December 31,
	2006	2007	2008

Total net revenues:
Enterprise software and related customer maintenance services	76.2%	74.7%	79.4%
Software development services	23.5%	24.8%	18.2%
Computer hardware sales	0.3%	—	—
B2B search services	—	0.5%	2.3%
Other	—	—	0.1%
Cost of revenues:
Enterprise software and related customer maintenance services	—	—	—
Software development services	-11.0%	-17.2%	-11.6%
Computer hardware sales	-0.1%	—	—
B2B search services	—	-4.9%	-18.4%
Other	—	—	-0.1%
Gross profit	88.9%	77.9%	69.9%
Operating expenses:
Selling and marketing	-8.9%	-39.7%	-28.3%
General and administrative	-44.0%	-83.4%	-89.4%
Research and development	-19.5%	-30.9%	-25.9%
Allowance for doubtful accounts	1.0%	-21.6%	-2.7%
Impairment of property and equipment	—	—	-4.1%
Impairment of intangible assets	—	—	-40.9%
Impairment of goodwill	—	-187.1%	-73.0%
Income (loss) from operations	17.6%	-284.0%	-194.3%

Interest income	12.6%	13.4%	6.6%
Gains from sales of short-term investments	—	42.1%	9.2%
Gains from disposal of investments under cost method	—	—	2.0%
Government subsidies	0.5%	1.0%	—
Other income	—	—	0.3%
Income (loss) before income tax and minority interests	30.6%	-228.4%	-176.1%
Income (expense) tax benefit	-0.7%	-0.2%	12.5%
Income (loss) before minority interests	30.0%	-228.7%	-163.6%
Minority interests	—	5.9%	5.1%
Net income (loss)	30.0%	-222.8%	-158.5%

2008 compared to 2007
Total net revenues
We generated total net revenues of RMB107.0 million (US$15.7 million) in 2008, an increase of 3.4% over our total net revenues of RMB103.5 million in 2007. This revenue increase was principally due to increased sales from the iQM product series and the popularity of Pay-Per Transaction pricing terms that helped us to retain existing client and continues to attract potential new users, but off-set by the significant decline in iDeclare.CIQ software package sales in 2008.
Enterprise software and related customer maintenance services. Net revenues from sales of our enterprise software and related customer maintenance services increased by 9.9% to RMB85.0 million (US$12.5 million) in 2008 from RMB77.3 million in 2007, primarily due to increased sales from the iQM product series and the popularity of Pay-Per Transaction pricing terms, but off-set by the significant decline in iDeclare.CIQ software package sales in 2008. In 2008, we signed customer maintenance service contracts with approximately 40,500 users whose customer maintenance service contracts were due for renewal in 2008. We recognized net revenues of RMB39.9 million (US$5.8 million) from sales of our enterprise software in 2008. We recognized net revenues of RMB45.1 million (US$6.6 million) from provision of customer maintenance services in 2008. Of our net revenues from sales of enterprise software and related customer maintenance services, RMB0.5 million and RMB5.5 million (US$0.8 million) were from sales of the iQM product series and related software maintenance services in 2007 and 2008, respectively, representing a year-on-year increase of 1,000.0%. In addition, RMB21.9 million, RMB21.7 million and RMB27.0 million (US$4.0 million) were from the Pay-Per Transaction filing fees in 2006, 2007 and 2008, respectively, representing a year-on-year increase of 24.4%. However, we sold, together with our franchisees, approximately 2,900 software packages of iDeclare.CIQ in 2008, which is significantly lower than the approximately 8,400 software packages of iDeclare.CIQ sold by our company and our franchisees in 2007, representing a year-on-year decrease of 65.5%.
Software development services. Net revenues from our software development services decreased by 24.1% from RMB25.6 million in 2007 to RMB19.5 million (US$2.9 million) in 2008. In 2008, we did not recognize any net revenues from the provision of software development services to iTowNet and eGrid, previously two of our largest customers for software development services. iTowNet has developed its own platform for providing software development services and now provides software development services directly to its customers, such as the PRC Inspections Administration, that are similar to the software development services that we provide to our customers. As a result of the significant decline in demand by iTowNet and eGrid for our services, and an increase in competition for software development service contracts from other service providers, we did not enter into as many software development contracts in 2008, as compared to 2007.
B2B search services. Net revenues from our B2B search services was RMB0.5 million and RMB2.5 million (US$0.4 million) in 2007 and 2008, respectively. This business segment did not exist in 2006 and we are in the process of winding down this business.
Cost of revenues
Enterprise software and related customer maintenance services. The cost of revenues consists mainly of direct costs associated with the delivery of customer maintenance services, including salaries, employee benefits and overhead costs associated with employees providing related services. Since iDeclare is now generally distributed through the Internet, we incurred minimal outsourcing costs to outside contractors and costs associated with packaging and shipping of software. Additionally, the franchisees have been providing a majority of our software maintenance services to customers for us since 2006. Cost of revenues from enterprise software and related customer maintenance services were insignificant in 2006, 2007 and 2008.
Software development services. Cost of revenues from software development services decreased to RMB12.4 million (US$1.8 million) in 2008 from RMB17.7 million in 2007. As of December 31, 2006, 2007 and 2008, we did not have any capitalized costs related to such projects.
B2B search services. Cost of revenues from our B2B search was RMB5.1 million and RMB19.7 million (US$2.9 million) in 2007 and 2008, respectively. The substantial increase from 2007 to 2008 was primarily due to the increase of the expenses associated with the operation of our data centers, including depreciation and labor expenses. This business segment did not exist in 2006 and we are in the process of winding down this business.

Gross profit margin
Enterprise software and related customer maintenance services. Gross profit margin for sales of enterprise software and related customer maintenance services was close to 100% in 2006, 2007 and 2008, mainly because iDeclare has been generally distributed through the Internet since 2006 and we incurred minimal outsourcing costs to outside contractors and costs associated with packaging and shipping of software. Additionally, the franchisees have been providing a majority of our software maintenance services to customers for us since 2006 and we incurred minimal direct costs associated with the delivery of customer maintenance services.
Software development services. Gross profit margin for software development services increased to 36.2% in 2008 compared to 30.8% in 2007, for the reasons stated above.
B2B search services. Since we only introduced our B2B service products in trial versions, we incurred a gross loss for B2B search services in 2007 and 2008. This business segment did not exist in 2006. We are in the process of winding down this business.
Operating expenses
Operating expenses decreased significantly to RMB282.7 million (US$41.4 million) in 2008 from RMB375.4 million in 2007, primarily due to a smaller impairment loss and a lower provision for doubtful accounts recognized in 2008.
Selling expenses
Selling expenses decreased significantly to RMB30.3 million (US$4.4 million) in 2008 from RMB41.1 million in 2007, primarily due to the reduced advertising and marketing activities associated with the B2B business and a reduction in the number of sales and marketing employees in our B2B business.
General and administrative expenses
General and administrative expenses increased by 11.0% to RMB95.6 million (US$14.0 million) in 2008 from RMB86.3 million in 2007, primarily due to increases in (i) compensation costs incurred from staff reduction, (ii) depreciation and amortization charges on fixed assets and intangible assets, and (iii) share-based compensation charges.
Research and development expenses
Research and development expenses decreased by 13.0% to RMB27.7 million (US$4.1 million) in 2008 from RMB32.0 million in 2007, primarily due to a reduction in the number of research and development employees and rental and utility expenses, which was a result of our relocation to our newly acquired building.
Provision for doubtful accounts
Provision for doubtful accounts decreased significantly to RMB2.9 million (US$0.4 million) in 2008 from RMB22.4 million in 2007. In 2007, we made a provision based on the uncertainty of collection of amounts due under certain software development contracts we entered into with the PRC Inspections Administration, which relate to the free software. We believe that the PRC Inspections Administration has since decreased its efforts to promote its free software.
Impairment of long-lived assets
In March 2009, we announced our decision to wind down our B2B business. In conjunction with the winding down of our B2B business, we revised the estimate of future cash flows used in evaluating the fair value of long-lived assets using the discounted cash flow method. As a result, the fair value of our long-lived assets was significantly reduced and we recognized an impairment loss of RMB48.1 million (US$7.0 million) in 2008 against our long-lived assets related to our B2B business. We did not recognize any impairment for our long-lived assets in 2007.

Impairment of goodwill
The subsequent winding down of our B2B business in March 2009 also affected the estimate of future cash flows in our annual goodwill impairment test. As a result, the fair value of goodwill was reduced significantly and we recognized a goodwill impairment of RMB78.1 million (US$11.4 million) for our B2B reporting unit in 2008, representing a significantly lower impairment compared to the goodwill impairment of RMB193.6 million for our B2G reporting unit in 2007.
Government subsidies
We did not receive any government subsidy in 2008 compared to the RMB1.0 million subsidy that we received in 2007.
Interest income
Interest income decreased to RMB7.0 million (US$1.0 million) in 2008 from RMB13.9 million in 2007, primarily due to a decrease in the amount of our term deposits.
Gain from disposal of short-term investments
Gain from disposal of short-term investments decreased significantly to RMB9.9 million (US$1.4 million) in 2008 from RMB43.5 million in 2007 because we reduced our short-term investing activities due to the increased volatility in the PRC securities market.
Gain from disposal of investment under cost method
In 2008, we entered into a share repurchase agreement with Global Market, under which Global Market repurchased 309,468 Series A preferred shares from us for a cash consideration of RMB7.7 million (US$1.1 million). We recognized a gain of RMB 2.2 million (US$0.3 million) upon the disposal of such Series A preferred shares.
Income taxes
Income tax benefit in 2008 was RMB13.4 million (US$2.0 million), compared to income tax expense of RMB0.2 million in 2007. In 2008, we wrote off certain deferred tax liabilities in connection with the impairment of long-lived assets.
Net loss
We incurred a net loss of RMB169.6 million (US$24.9 million) in 2008 compared to a net loss of RMB230.5 million in 2007, as a result of the cumulative effect of the factors described above.
2007 compared to 2006

Total net revenues
We generated total net revenues of RMB103.5 million (US$14.2 million) in 2007, a decrease of 32.5% over our total net revenues of RMB153.2 million in 2006. This revenue decrease was principally the result of the PRC Inspections Administration’s free distribution of products that are similar to our iDeclare product series.
Enterprise software and related customer maintenance services. Net revenues from sales of our enterprise software and related customer maintenance services decreased by 33.8% to RMB77.3 million in 2007 from RMB116.8 million in 2006, primarily due to the continued effects of the PRC Inspections Administration’s free distribution of products that are similar to our iDeclare product series. The availability of a free software product that has similar functions as iDeclare has caused our sales of our iDeclare product series to decline significantly. In 2007, Ninetowns Enke, which is one of our franchisees, experienced a significant decline in its sales of our iDeclare products, which resulted in our lower net revenues from sales of iDeclare products. In 2007, we signed customer maintenance service contracts with approximately 37,700 users whose customer maintenance service contracts were due for renewal in 2007. We recognized net revenues of RMB26.4 million (US$3.6 million) from provision of customer maintenance services in 2007. Of our net revenues from sales of enterprise software and related customer maintenance services, RMB21.9 million and RMB21.7 million were from per transaction filing fees in 2006 and 2007, respectively, representing a year-on-year decrease of 0.9%. As of December 31, 2007, we believe there were approximately 138,000 licensees of our enterprise software registered to effect electronic import/export processing over the data exchange platforms of iTowNet, an increase of 6.2% from approximately 130,000 of such licensees as of December 31, 2006.

Software development services. Net revenues from our software development services decreased by 28.8% from RMB36.0 million in 2006 to RMB25.6 million in 2007. In 2007, we did not recognize any net revenues from the provision of software development services to iTowNet and eGrid, previously two of our largest customers for software development services. As a result of the significant decline in the need of iTowNet and eGrid for our services, and an increase in competition for software development service contracts from other service providers, we did not enter into as many software development contracts as compared to 2006.
Computer hardware sales. As we are gradually exiting from the computer hardware business, we did not generate any revenue from this line of business in 2007.
B2B search services. Net revenues from our B2B search services was RMB0.5 million in 2007. This business segment did not exist in 2006.
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
Software development services. Cost of revenues from software development services increased slightly to RMB17.7 million in 2007 from RMB16.8 million in 2006. As of December 31, 2006 and 2007, we did not have any capitalized costs related to such projects.
Computer hardware sales. Cost of revenues from computer hardware sales was insignificant in 2006 and nil in 2007.
B2B search services. Cost of revenues from our B2B search was RMB5.1 million in 2007. This business segment did not exist in 2006.
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
Operating expenses
Operating expenses increased significantly to RMB375.4 million in 2007 from RMB109.4 million in 2006, primarily as a result of our efforts to develop our B2B business, increase in staff and increased research and development expenses.

Selling expenses
Selling expenses increased significantly to RMB41.1 million in 2007 from RMB13.6 million in 2006, primarily due to increased sales and marketing staff and promotional activities to develop our B2B business.
General and administrative expenses
General and administrative expenses increased by 28.0% to RMB86.3 million in 2007 from RMB67.4 million in 2006, primarily due to increases in (i) professional fees incurred in relation to our acquisition and investment activities and compliance requirements applicable to us as a public company in the United States, (ii) depreciation and amortization charges on fixed assets and intangible assets, (iii) general personnel expenses, office expenses, communication expenses, traveling expenses and insurance expenses, in each case associated with the development of our B2B business.
Research and development expenses
Research and development expenses increased by 7.4% to RMB32.0 million in 2007 from RMB29.8 million in 2006, primarily due to an increase in staff costs related to the research and development of our new products primarily related to our B2B business.
Provision for doubtful accounts
Provision for doubtful accounts increased significantly to RMB22.4 million in 2007 from RMB1.5 million in 2006. We made a provision based on the uncertainty of collection of amounts due under certain software development contracts we entered into with the PRC Inspections Administration which relate to the free software that we believe that the PRC Inspections Administration has since decreased its efforts to promote.
Provision for impairment of goodwill
We recognized goodwill impairment loss of RMB193.6 million for our B2G reporting unit in 2007, which represented a 100% increase from nil in 2006, because of the uncertainty surrounding the PRC Inspections Administration’s future promotional plans for its free software which we believe would negatively impact our financial outlook from maintenance servicing of the free software.
Government subsidies
We received government subsidies of RMB1.0 million in 2007, which represented an increase of 44.0% from RMB 705,000 in 2006, primarily attributable to the receipt of government subsidies for research and development of an electronic platform from the Committee of Zhongguancun Science Park.
Interest income
Interest income decreased to RMB13.9 million in 2007 from RMB19.3 million in 2006, primarily due to a decrease in the amount of our term deposits.
Gain on disposal of securities
Gains on disposal of securities increased significantly to RMB43.5 million in 2007 from nil in 2006 because we invested in marketable securities in 2007 and disposed them after a short period of time.

Income taxes
Income taxes decreased by 76.4% to RMB0.2 million in 2007 from RMB 1.0 million in 2006, as a result of the adoption of FASB Interpretation No.48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No.109.
Net loss
We incurred a net loss of RMB230.5 million in 2007 compared to net income of RMB45.9 million in 2006, as a result of the cumulative effect of the factors described above.
Inflation
Inflation and deflation in China did not have a material impact on our results of operations in the past three years. According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the change in the Consumer Price Index in China, was 1.5%, 4.8% and 5.9% in 2006, 2007 and 2008, respectively.
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

B. Liquidity and capital resources
Our primary sources of liquidity have been net cash provided by operating activities. We had no outstanding debt as of December 31, 2008. The following table sets forth the summary of our cash flows for the periods indicated:

	For the years ended December 31,
	2005	2006	2007	2008
	RMB	RMB	RMB	RMB
	(in millions)
Net cash provided by/(used in) operating activities	146.4	40.8	(2.9)	(24.0)
Net cash (used in)/provided by investing activities	(110.9)	(176.5)	57.2	(47.2)
Net cash provided by financing activities	2.0	6.3	1.3	—
Effect of exchange rate changes	(3.0)	(3.5)	(4.3)	(2.0)
Net increase / (decrease) in cash and cash equivalents	34.5	(132.8)	51.2	(73.2)
Cash and cash equivalents, beginning of year	697.0	731.5	598.6	649.9

Cash and cash equivalents, end of year	731.5	598.6	649.9	576.6

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
Cash flow from operating activities
We used cash in operating activities of RMB24.0 million (US$3.5 million) in 2008. This was primarily attributable to our increased costs in pursuing our B2B strategy in 2008. We used cash in operating activities of RMB2.9 million in 2007. This was primarily attributable to the development of our B2B business taking into account of our cash receipts from sales of enterprise software and related customer maintenance services and software development services. We provided cash from operating activities of RMB40.8 million in 2006. This was primarily attributable to our cash receipts from sales of enterprise software and related customer maintenance services and software development services.
Cash flow from investing activities
Cash used in investing activities was RMB47.2 million (US$6.9 million) in 2008. This was primarily attributable to purchase of property and equipment and purchase of land use rights from Yizhuang Substation of the PRC Country Resources Bureau for RMB30.2 million (US$4.4 million). The land use rights have a contractual useful life of fifty years.
Cash provided by investing activities was RMB57.2 million in 2007. This was primarily attributable to the re-classification of certain term deposits into cash and cash equivalents, but taking into account cash used in our acquisition of Baichuan, purchase of property and equipment for developing our B2B business and investment in marketable securities.
Cash used in investing activities was RMB176.5 million in 2006. This was primarily attributable to purchase of property and equipment for starting up our B2B business and our investment in Global Market, our purchase of intangible assets and increase of term deposits.

Cash flow from financing activities
We did not generate cash from financing activities in 2008. Financing activities generated cash of RMB6.3 million and RMB1.3 million in 2006 and 2007, respectively. This was comprised primarily of employees’ exercise of their stock options.
Capital resources
Our primary source of liquidity is cash flow from operating activities. Our cash and cash equivalents primarily consist of cash on hand and bank deposits. As of December 31, 2008, we had RMB576.6 million (US$84.5 million) in cash and cash equivalents. In addition, as of December 31, 2008, we had invested RMB28.0 million (US$4.1 million) in term deposits, which are payable at varying maturities from six months to one year.
We believe that our available cash and cash equivalents will be sufficient to meet our capital needs for at least the next 12 months. Except for our net cash provided by operating activities, we currently have no plans to seek additional sources of liquidity in the near future. However, we cannot assure you that our business or operations will not change in a manner that would consume our available capital resources more rapidly than anticipated, especially as we continue to evaluate other investment and acquisition opportunities. As of December 31, 2008, we had no lines of credit or other credit facilities.
Capital expenditures
For details of our capital expenditures, see Item 4 of this annual report, “Information on the Company — History and development of the company.”
C. Research and development, patents and licenses, etc.
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
As of December 31, 2008, we had 302 employees dedicated to research and development, 48 of whom have master’s degrees and one of whom has a Ph.D. degree. Most of our research and development efforts are located in our principal executive offices in Beijing.
Our expenses for research and development activities totaled RMB29.8 million in 2006, RMB32.0 million in 2007 and RMB27.7 million (US$4.1 million) in 2008.
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
Of our 302 employees dedicated to research and development, 48 employees concentrate their efforts to research and development of our B2B business and 254 employees on development of our new B2C business.
D. Trend information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2008 to December 31, 2008 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Off-balance sheet arrangements
We do not have derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts, and we do not engage in trading activities involving non-exchange traded contracts.
F. Tabular disclosure of contractual obligations
We have entered into leasing arrangements relating to our office premises and technical support centers. Our contractual obligations regarding these lease arrangements generally consist of rental payments and other charges that are due and payable on a monthly basis during the term of the relevant lease. In general, our lessors have the right to terminate the lease agreements and repossess the leased premises if we fail to make the prescribed payments for two consecutive months, or the expiration of a reasonable period after service of notice for non-payment of rent by the lessors. The following sets forth our commitments under these leases as of December 31, 2008:

	(in thousands)
Less than one year	RMB	1,560
1-3 years		100
3-5 years		—
More than 5 years		—

Total	RMB	1,660

As of December 31, 2008, we had unrecognized tax benefits pursuant to FIN48 amounting to RMB0.3 million (US$43,288). Since there is a high degree of uncertainty regarding the timing of future cash outflows, we are unable to make reasonable estimates regarding the timing of settlement with the respective tax authority.
G. Safe harbor
In December 2007, the FASB issued FASB Statement No. 141 (Revised 2007), Business Combinations (“SFAS 141R”). SFAS 141R provides additional guidance on improving the relevance, representational faithfulness, and comparability of the financial information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Management is in the process of assessing the potential impact the adoption of SFAS 141R may have on the Company’s consolidated financial position and results of operations.
In December 2007, the FASB issued FASB Statement No. 160, Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 (“SFAS 160”). SFAS 160 amends ARB No. 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. Management is in the process of assessing the potential impact the adoption of SFAS 160 may have on the consolidated financial position and results of operations.
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”) to improve the relevance, comparability, and transparency of financial information provided to investors by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format, cross-referencing within footnotes to enable financial statement users to locate important information, and the disclosure of derivative features that are credit risk-related. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. Management believes there will be no material impact on the consolidated financial position or results of operations upon adoption of this standard.
In April 2008, the FASB issued FSP FAS 142-3, Determination of the Useful Life of Intangible Assets. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, Goodwill and Other Intangible Assets. This FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset in this FSP shall be applied prospectively to intangible assets acquired after the effective date. Management has not yet begun the process of assessing the potential impact the adoption of FSP FAS 142-3 may have on the consolidated financial position or results of operations.
In June 2008, the FASB issued Emerging Issues Task Force No. 07-5 “Determining Whether an Instrument (or Embedded Feature) is indexed to an Entity’s Own Stock” (“EITF 07-5”). SFAS 133, Accounting for Derivative Instruments and Hedging Activities, (“SFAS 133”) specifies that a contract (that would otherwise meet the definition of a derivative under SFAS 133) issued or held by the reporting entity that is both indexed to its own stock and classified in stockholders’ equity in its statement of financial position should not be considered a derivative financial instrument for purposes of applying SFAS 133. EITF 07-5 provides guidance for determining whether an equity-linked financial instrument (or an embedded feature) is indexed to an entity’s own stock, using a two-step approach. First, the instrument’s contingent exercise provisions, if any, must be evaluated, followed by an evaluation of the instrument’s settlement provisions. The guidance in EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Management believes there will be no material impact on the consolidated financial position or results of operations.

In December 2008, the FASB issued FSP FAS 132(R)-1: Employers’ Disclosures about Postretirement Benefit Plan Assets. This FSP amends SFAS 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The disclosures about plan assets required by this FSP shall be provided for fiscal years ending after December 15, 2009. Upon initial application, the provisions of this FSP are not required for earlier periods that are presented for comparative purposes. Earlier application of the provisions of this FSP is permitted. Management has not yet begun the process of assessing the potential impact the adoption of FAS 132(R)-1 may have on the consolidated financial position or results of operations.
Item 6. Directors, Senior Management and Employees.
A. Directors and senior management
The following table sets forth the name, age and position of our directors and executive officers as of the date of this annual report:

Name	Age	Position
Shuang Wang	46	Director and Chief Executive Officer
Kin Fai Ng	64	Director, Senior Vice President and Company Secretary
Dachun Zhang	64	Director
Fushan Chen	70	Director
Mark Ming Hsun Lee	37	Director
Martin Cheung	40	Director
Xiaoguang Ren	45	President
Tommy Siu Lun Fork	47	Chief Financial Officer
Min Dong	45	Senior Vice President, Legal Affairs, Administration and Human Resources
Bolin Wu	43	General Manager, Research and Development and Chief Technology Officer
Shuang Wang founded our predecessor, Ninetowns Technology, in 1995 and is now a director and our Chief Executive Officer. From 1992 to 1994, Mr. Wang was the founder and Chief Executive Officer of Ninetowns Technology Co., Ltd., a company engaged in sales of computer hardware in China. From 1989 to 1992, Mr. Wang was the executive deputy general manager of Shenzhen Zhongnong Enterprise Corporation, a company engaged in the import and export of agricultural products. In March 2002, Mr. Wang was awarded the Traverse Cup Prize by Software World Magazine and Microelectronic Industry Development and Research jointly with a number of industry magazines in China for Mr. Wang’s outstanding performance in and significant contributions to the information technology industry. In March 2003, Mr. Wang was also recognized as one of the “2002 top ten leaders of the PRC software industry in China” by Software World Magazine jointly with China Central TV for his significant contributions to the software industry. Mr. Wang is also the Chairman of the Board of Beijing New Take, Ninetowns Digital and Beijing Ninetowns Times; the vice-chairman and a non-executive director of iTowNet; and a director of Jitter Bug, Ixworth, New Take, Shielder, Ninetowns Ports and Global Market. Mr. Wang holds a bachelor’s degree in science from Beijing Institute of Technology, a master’s degree in optics engineering from Beijing Institute of Technology and an engineering qualification certificate from the Ministry of Agriculture of the PRC.

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
Mark Ming Hsun Lee has served as a director since October 2004. Since June 2006, Mr. Lee was the founder, the chief executive officer, president and a director of DeviceVM Inc., a company engaged in the software business. Mr. Lee was the founder, chief executive officer, president and a director of OSA Technologies, Inc., a company engaged in the software business, and served in such positions from April 2000 to April 2004. From April 2004 to June 2006, Mr. Lee served as the senior vice president of Avocent Corp., a provider of computer keyboard, video and mouse switching and network connectivity solutions, since it acquired OSA Technologies, Inc. in April 2004. From the summer of 1991 to April 2000, Mr. Lee served in various positions, including enterprise platform marketing manager, senior information technology architect and engineer, design engineer for Intel Corporation. Mr. Lee holds a bachelor’s degree in electrical engineering and a master’s degree in electrical engineering and computer science from Massachusetts Institute of Technology. Mr. Lee also holds a master’s degree in business administration from Arizona State University.
Martin Cheung has served as a director since June 2008. Mr. Cheung currently works as the Corporate Development Director of Profound Heavy Industrial Holding Limited. He also currently serves as an independent non-executive director of Benefun International Holding Limited and Hong Long Holdings Limited, both of which are companies with securities listed on the Hong Kong Stock Exchange. Mr. Cheung is a member of the American Institute of Certified Public Accountants and is a Certified Public Accountant of Australia. From 2005 to 2008, Mr. Cheung was the Corporate Finance Director at Grant Thornton Corporate Finance Limited. From 2002 to 2005, Mr. Cheung was an Executive Vice President at Japan Asia Securities. From 1994 to 2002, Mr. Cheung was a Vice President of Daiwa Securities. From 1991 to 1994, Mr. Cheung was a senior auditor at Deloitte Touche Tohmatsu. Mr. Cheung obtained a bachelor’s degree in Social Sciences from the University of Hong Kong in 1991, a master’s degree in Accounting from Curtin University of Technology, in Perth, Australia in 1997 and a master’s of Science degree in Finance (Investment Management) from the Hong Kong University of Science and Technology in 2001.

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
Tommy Siu Lun Fork has served as our Chief Financial Officer since September 2002. He also currently serves as the Company Secretary of China Renji Medical Group Ltd., a company with securities listed on the Hong Kong Stock Exchange. Prior to joining our company, Mr. Fork was the Qualified Accountant and Company Secretary of Zheda Lande Scitech Limited, a provider of telecommunications services, from 2001 to 2002. From 1997 to 2001, Mr. Fork was a senior manager of assurance and advisory services of Deloitte Touche Tohmatsu. Mr. Fork holds a bachelor’s degree in Science from The University of Hong Kong and is a Certified Public Accountant in Hong Kong.
Min Dong formed our predecessor, Ninetowns Technology, in 1995 and is now our Senior Vice President of Legal Affairs, Administration and Human Resources. Prior to co-founding Ninetowns Technology in 1995, Ms. Dong served as a lecturer at Central Finance and Economic University in China. Ms. Dong has been a director of Jitter Bug and Ixworth since February 2000. Ms. Dong is also a director of New Take, Shielder, Beijing New Take, Ninetowns Digital, Ninetowns Ports and Tsingdao Fujin, and a director and the general manager of Ninetowns Times. Ms. Dong is the spouse of Mr. Wang. Ms. Dong holds a bachelor’s degree and a master’s degree in law from China Politics and Law University. Ms. Dong expects to receive an executive master of business administration degree from Peking University in July 2009.
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
Effective September 12, 2008, Xiaomin Sun resigned as our director.
The business address of each of our directors and executive officers is our principal executive office at 22/F, Building No. 1, Capital A Partners, No. 20 Gongti East Road, Chaoyang District Beijing 100020, The People’s Republic of China.
B. Compensation
As of December 31, 2008, we do not have any outstanding loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. For 2008, the aggregate amount of compensation paid by us to all of our directors and executive officers was approximately RMB6.0 million (US$0.9 million).

Our full-time employees in China also participate in a government-mandated multi-employer defined contribution plan pursuant to which pension benefits, medical care, unemployment insurance and other welfare benefits are provided to those employees. The total provision for such employee benefits, corresponding to the full amount of our obligation in connection therewith, was RMB7.5 million, RMB8.2 million and RMB8.2 million (US$1.2 million) for 2006, 2007 and 2008, respectively.
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

The following table summarizes, as of May 31, 2009, the outstanding options granted under our 2003 Plan to our directors and executive officers.

	Ordinary Shares
	Underlying Options	Exercise Price
	Granted	(HK$/Share)	Date of Grant	Date of Expiration
Xiaoguang Ren	184,552	25	November 18, 2003	November 17, 2013
Bolin Wu	150,617	25	November 18, 2003	November 17, 2013
Tommy Siu Lun Fork	222,924	25	November 18, 2003	November 17, 2013
Shuang Wang	174,914	25	November 18, 2003	November 17, 2013
Min Dong	70,592	25	November 18, 2003	November 17, 2013
Kin Fai Ng	27,564	25	November 18, 2003	November 17, 2013
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
The administrator determines the exercise price of options granted under our Amended and Restated 2004 Plan, but with respect to incentive share options, the exercise price must at least be equal to 100.0% of the fair market value of our ordinary shares on the date of grant. The term of an incentive share option may not exceed ten years from the grant date, except that with respect to any participant who owns 10.0% or more of the voting power of all classes of our outstanding stock, the term must not exceed five years from the grant date and the exercise price must equal at least 110.0% of the fair market value on the grant date. The administrator has the authority, in its sole discretion, to waive any restrictions or limitations under the Amended and Restated 2004 Plan.

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
The following table summarizes, as of May 31, 2009, the outstanding options granted under our Amended and Restated 2004 Plan to our directors and executive officers.

	Ordinary
	Shares
	Underlying	Exercise
	Options	Price		Date of
	Granted	(US$/Share)	Date of Grant	Expiration
Xiaoguang Ren	19,286	8.6	February 23, 2005	February 22, 2015
	22,368	3.03	February 5, 2008	February 4, 2018
Bolin Wu	35,357	8.6	February 23, 2005	February 22, 2015
	39,930	3.03	February 5, 2008	February 4, 2018
Tommy Siu Lun Fork	17,679	8.6	February 23, 2005	February 22, 2015
Shuang Wang	20,893	8.6	February 23, 2005	February 22, 2015
Min Dong	17,679	8.6	February 23, 2005	February 22, 2015
Dachun Zhang	8,036	8.6	February 23, 2005	February 22, 2015
	3,000	3.03	February 5, 2008	February 4, 2018
Fushan Chen	8,036	8.6	February 23, 2005	February 22, 2015
	3,000	3.03	February 5, 2008	February 4, 2018
Mark Ming Hsun Lee	17,679	8.6	February 23, 2005	February 22, 2015
	4,500	3.03	February 5, 2008	February 4, 2018
Kin Fai Ng	12,000	3.03	February 5, 2008	February 4, 2018

The following table summarizes, as of May 31, 2009, the outstanding restricted shares granted under our Amended and Restated 2004 Plan to our directors and executive officers.

	Restricted Shares		End of Vesting
	Granted	Date of Grant	Period
Xiaoguang Ren	66,716	February 5, 2008	February 5, 2012
Bolin Wu	41,982	February 5, 2008	February 5, 2012
Tommy Siu Lun Fork	20,000	February 5, 2008	February 5, 2012
Shuang Wang	30,000	February 5, 2008	February 5, 2012
Min Dong	20,000	February 5, 2008	February 5, 2012
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
Board committees
Our board of directors has established an audit committee, a compensation committee, a nominating committee and an investment committee.
Audit committee. Our audit committee currently consists of Dachun Zhang, Mark Lee and Martin Cheung. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15) and meet the criteria for independence set forth in Rule 10A-3(b)(1) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and that Mr. Cheung has the necessary financial sophistication under Nasdaq Marketplace Rule 4350(d)(2)(A). Our audit committee is responsible for, among other things:
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
Compensation committee. Our current compensation committee consists of Dachun Zhang, Fushan Chen and Mark Lee. Our board of directors has determined that all of our compensation committee members are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15). Our compensation committee is responsible for, among other things:
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
Nominating committee. Our current nominating committee consists of Dachun Zhang, Fushan Chen and Mark Lee. Our board of directors has determined that all of our nominating committee members are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15). Our nominating committee is responsible for, among other things:
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

Investment committee. Our current investment committee is responsible for managing our securities trading account which was established in December 2008. Our investment committee consists of Shuang Wang, Xiaoguang Ren, Kin Fai Ng and Tommy Siu Lun Fork. Our investment committee is responsible for, among other things:
•	directing and managing investments in the listed securities of public companies in the United States, Europe and Asia; and
•	reporting performance and results of investments to the board of directors.
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
D. Employees
As of December 31, 2008, we had 419 full-time employees. Of our employees, 10 were in management, 25 were in finance, 33 were in administration and human resources, 302 were in research and development and 49 were in sales and marketing.
Our employees located in China other than Hong Kong are covered by the retirement schemes defined by PRC local practice and regulations, which are essentially defined contribution schemes. Certain of our employees who are located in Hong Kong have joined the Mandatory Provident Fund Scheme which is also a defined contribution scheme. The amounts we paid to these defined contribution schemes were RMB4.6 million, RMB5.0 million and RMB4.9 million (US$0.7 million) for 2006, 2007 and 2008, respectively. In addition, we are required by law to contribute approximately 10.0% in Beijing, 12.0% in Shanghai and 8.0% in Guangzhou of the average salaries of all employees for mandatory medical benefits and approximately 1% in Beijing and 2.0% in both Shanghai and Guangzhou of the salaries of some employees for unemployment benefits. The PRC government is directly responsible for the payments of the benefits to these employees. The amounts contributed amounted to RMB2.9 million, RMB3.2 million and RMB3.3 million (US$0.5 million) for 2006, 2007 and 2008, respectively.
Our future success will depend, in part, on our ability to continue to attract, retain and motivate highly qualified technical and management personnel, for whom competition is intense. Our employees are not covered by any collective bargaining agreement and we have never experienced a work stoppage. We believe we enjoy good relations with our employees.

E. Share ownership
The following table sets forth information known to us with respect to the beneficial ownership of our ordinary shares as of May 31, 2009, taking into account the number of ordinary shares underlying our outstanding options, by each person who is known to us to be the beneficial owner of more than 5.0% of our ordinary shares; each of our directors; each of our named executive officers; and all of our executive officers and directors as a group.

	Ordinary Shares
	Beneficially Owned
Name	Number(1)	Percent(2)

Directors and executive officers(3)
Shuang Wang(4)	6,375,697	17.67%
Min Dong(5)	6,375,697	17.67%
Xiaoguang Ren(6)	666,109	1.85%
Kin Fai Ng(7)	664,975	1.86%
Bolin Wu(8)	536,453	1.49%
Tommy Siu Lun Fork(9)	575,603	1.60%
Mark Ming Hsun Lee(10)	18,804	* %
Dachun Zhang(11)	8,786	* %
Fushan Chen(12)	8,786	* %

All directors and executive officers as a group (9 persons)	8,855,213	24.07%

5% and above shareholders
Yong Ping Duan(13)	7,072,327	19.76%
Technology Pioneer Corp.(14)	3,070,028	8.58%
Value Chain International Limited(15)	2,002,312	5.59%

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes those securities for which voting or investment power with respect to the securities is held.

(2)	The number of ordinary shares outstanding used in calculating the percentage for each listed person includes the ordinary shares underlying options held by such persons and exercisable within 60 days of the date of this annual report. Percentage of beneficial ownership is based on 35,791,834 ordinary shares outstanding as of May 31, 2009. In 2008, 800,000 of the Company’s ordinary shares were converted into American Depositary Shares to facilitate our employees’ cashless exercise of vested stock options. Stock options for 6,186 ordinary shares were exercised in 2008.

(3)	The address of our current directors and executive officers is c/o Ninetowns Internet Technology Group Company Limited, 22/F, Building No. 1, Capital A Partners, No. 20 Gongti East Road, Chaoyang District Beijing 100020, PRC.

(4)	Includes (i) 4,013,715 ordinary shares held by Mr. Wang, (ii) 2,002,312 ordinary shares held by Mr. Wang through his ownership of Value Chain, (iii) 195,807 ordinary shares underlying share options held by Mr. Wang which are currently exercisable or exercisable within 60 days of the date of this annual report, (iv) 75,592 ordinary shares held by Ms. Dong, and (v) 88,271 ordinary shares underlying share options held by Ms. Dong which are currently exercisable or exercisable within 60 days of the date of this annual report.

(5)	Includes (i) 75,592 ordinary shares held by Ms. Dong, (ii) 88,271 ordinary shares underlying share options held by Ms. Dong which are currently exercisable or exercisable within 60 days of the date of this annual report, (iii) 2,002,312 ordinary shares held by Ms. Dong through her ownership of Value Chain, (iv) 4,013,715 ordinary shares held by Mr. Wang and (v) 195,807 ordinary shares underlying share options held by Mr. Wang which are currently exercisable or exercisable within 60 days of the date of this annual report.

(6)	Includes 456,679 ordinary shares held by Mr. Ren and 209,430 ordinary shares underlying share options held by Mr. Ren which are currently exercisable or exercisable within 60 days of the date of this annual report.

(7)	Includes 634,411 ordinary shares beneficially held by Mr. Ng through his ownership of Oriental Plan Developments Limited, or Oriental Plan, and 30,564 ordinary shares underlying share options held by Mr. Ng which are currently exercisable or exercisable within 60 days of the date of this annual report.

(8)	Includes 340,496 ordinary shares held by Mr. Wu and 195,957 ordinary shares underlying share options held by Mr. Wu which are currently exercisable or exercisable within 60 days of the date of this annual report.

(9)	Includes 335,000 ordinary shares held by Mr. Fork and 240,603 ordinary shares underlying share options held by Mr. Fork which are currently exercisable or exercisable within 60 days of the date of this annual report.

(10)	Represents 18,804 ordinary shares underlying share options held by Mr. Lee which are currently exercisable or exercisable within 60 days of the date of this annual report.

(11)	Represents 8,786 ordinary shares underlying share options held by Mr. Zhang which are currently exercisable or exercisable within 60 days of the date of this annual report.

(12)	Represents 8,786 ordinary shares underlying share options held by Mr. Chen which are currently exercisable or exercisable within 60 days of the date of this annual report.

(13)	Includes 5,072,308 ordinary shares held directly by Mr. Duan and 2,000,019 ordinary shares beneficially held by Mr. Duan through his position as the president of Enlight Foundation, or Enlight, a non-profit family foundation under the laws of California. Enlight is a California corporation that is owned by Mr. Duan. The address of Enlight is c/o SY. Lee & Chen, 362 W. Garvey Ave., Monterey Park, CA 91754.

(14)	Technology Pioneer is a British Virgin Islands company that is 100.0% owned by Mr. Lei Ding. The address of Technology Pioneer Corp. is No. 16 Ke Yun Road, Zhong Shan Avenue, Guangzhou, The People’s Republic of China, 510655.

(15)	Value Chain is a British Virgin Islands company that is 50.0% owned by Mr. Wang, who is our Chief Executive Officer and one of our directors, and 50.0% owned by Ms. Dong, who is one of our executive officers and the spouse of Mr. Wang. The address of Value Chain is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
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
In April 2006, Mr. Kin Fai Ng transferred 3,831,301 ordinary shares of our company to Mr. Wang.

B. Related party transactions
Overview
You should note that, as described more fully below some of our officers, directors and related parties are members of the boards of directors or shareholders of companies with which we have important business relationships.
You should be aware of the relationships and transactions described herein, and that there can be no assurance as to the effect of such relationships and transactions on our company and its business. Our amended and restated articles of association require that all future transactions between our company and our related parties be approved by our audit committee.
Transactions with Mr. Wang and Ms. Dong
Mr. Wang is a director of Import & Export, which is 100.0% beneficially owned by Mr. Wang and Ms. Dong. Import & Export in turn owns a 49.0% equity interest in iTowNet, which is 51.0% owned by the PRC Inspections Administration. iTowNet operates the data exchange platforms that interface between international trade enterprises using our enterprise software and the PRC Inspections Administration’s internal electronic processing system. iTowNet receives a fee of RMB5 for each submission made over its platforms.
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
Beijing iTowNet Cyber Technology Ltd.
iTowNet was established on August 23, 2001 and is currently the operator of the PRC Inspections Administration’s data exchange platforms. iTowNet, a limited liability company organized under the laws of the PRC, is currently 51.0% owned by the PRC Inspections Administration and 49.0% owned by Import & Export. Import & Export is currently 72.18% owned by Yadi Yangguang and 27.82% owned by Mr. Wang. Yadi Yangguang is 100.0% beneficially owned by Mr. Wang and Ms. Dong. Mr. Wang is a non-executive director and the vice-chairman of the board of directors of iTowNet. As the supervisor of iTowNet, Mr. Wu is responsible for overseeing the financial operations of iTowNet, the actions of its board of directors and senior management and their compliance with relevant laws and iTowNet’s charter documents.
We have historically provided, directly and indirectly, software development services to iTowNet to maintain, improve and upgrade the data exchange platforms that we assisted them in building. We charge iTowNet, or their service providers such as eGrid, fees for such services at negotiated rates, which are based on our estimated costs plus certain mark-ups.
iTowNet has developed its own platform for providing software development services and now provides software development services directly to its customers, such as the PRC Inspections Administration, that are similar to the software development services that we provide to our customers. As a result, iTowNet became one of our competitors in our software development services business.

In 2007 and 2008, we did not enter into any software development contracts with iTowNet and we did not derive any revenue from the provision of software development services to iTowNet.
Mr. Wang and Ms. Dong, through Import and Export, have not and do not currently receive any income, fee or economic benefit from iTowNet.
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
As of September 2005, Ninetowns Enke has been 81.25% owned by Jing Shao and 18.75% owned by Su Tianjian, one of our former employees. On August 1, 2008, we entered into a new franchise agreement with Ninetowns Enke for iDeclare.CIQ. This agreement has an 18 month term and does not contain any minimum sales commitment. In addition, Ninetowns Enke agreed to act as our sales agent for our enterprise software after sales maintenance services and a sales discount of 50%.
We recognized net revenues of approximately RMB2.5 million (US$0.4 million) from sales of our related customer maintenance services to Ninetowns Enke in 2008.
Guangzhou Ninetowns Wang Li Software Co., Ltd.
Zhou Peiji, a 22.1% shareholder of Baichuan, which is one of our VIEs, owns 90% of the equity interests of Ninetowns Wang Li.
In December 2006, we revised our franchise agreement with Ninetowns Wang Li for our new software version under the iDeclare.CIQ series. On August 1, 2008, we entered into a new franchise agreement with Ninetowns Wang Li for iDeclare.CIQ. This agreement has an 18 month term and does not contain any minimum sales commitment. In addition, Ninetowns Wang Li agreed to act as our sales agent for our enterprise software after sales maintenance services and a sales discount of 50% of total maintenance revenue.
We recognized net revenues of approximately RMB12.0 million (US$1.8 million) from sales of our software products and related customer maintenance services to Ninetowns Wang Li in 2008.
Related party trade receivables
In connection with the transactions described above, we had net trade receivables from related parties amounting to approximately RMB6.0 million (US$0.9 million) as of December 31, 2008. These receivables consisted primarily of proceeds from sales of enterprise software and related customer maintenance services.
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
The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for (1) the years of 2004 (from December 3, 2004), 2005, 2006, 2007 and 2008, (2) the four quarters in 2007 and 2008 and (3) each of the months since December 2008.

	Sales Price
	High		Low

Annual highs and lows
2004 (from December 3, 2004)	US$	14.22	US$	9.30
2005	US$	11.48	US$	4.21
2006	US$	6.98	US$	4.29
2007	US$	7.20	US$	2.64
2008	US$	3.30	US$	0.82
Quarterly highs and lows
First Quarter 2007	US$	5.26	US$	3.78
Second Quarter 2007	US$	4.56	US$	3.70
Third Quarter 2007	US$	4.70	US$	2.64
Fourth Quarter 2007	US$	7.20	US$	3.17
First Quarter 2008	US$	3.30	US$	2.05
Second Quarter 2008	US$	2.73	US$	2.00
Third Quarter 2008	US$	2.46	US$	1.37
Fourth Quarter 2008	US$	1.81	US$	0.82
Monthly highs and lows
December 2008	US$	1.28	US$	0.82
January 2009	US$	1.25	US$	0.86
February 2009	US$	1.25	US$	1.02
March 2009	US$	1.19	US$	0.96
April 2009	US$	1.24	US$	0.95
May 2009	US$	1.72	US$	1.05
June 2009 (for the period to and including June 12, 2009)	US$	1.80	US$	1.31

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
Passive foreign investment company
It is likely that we will be classified as a PFIC for 2008. Special U.S. federal income tax rules apply to U.S. holders of shares of a foreign corporation that is classified as a PFIC for U.S. federal income tax purposes. The determination of our PFIC status principally depends upon the composition of our assets, including goodwill, and the amount and nature of our income from time to time. The amount of goodwill will depend in part on the market value of our ADSs or ordinary shares, which may be especially volatile in a technology related enterprise. We have limited control over these variables and accordingly there can be no assurance that we will not be considered a PFIC for any taxable year. To the extent we do have control over these variables, we may take steps to reduce the material and adverse effect PFIC classification may have on our business, financial condition and results of operations.
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
We note that if we are considered a PFIC for any taxable year, we will continue to be treated as a PFIC in future years, even if we no longer meet the definitional test of a PFIC. As a result of our substantial cash position and the decline in the value of our stock, we believe that we may have became a PFIC during the 2006 taxable year, under a literal application of the asset test that looks solely to market value. As a result, we believe that we would continue to be treated as a PFIC in all taxable years thereafter, including the 2008 taxable year.
Because it is likely that we will be classified as a PFIC for 2008, a U.S. Holder of our ordinary shares or our ADSs will likely be subject to special tax rules with respect to:
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
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
Use of proceeds
The following “Use of Proceeds” information relates to our registration statement on Form F-1 (Registration No. 333 — 120184), or the Registration Statement, for our initial public offering and sale of 6,400,000 and 3,200,000 American Depositary Shares by our company and the selling shareholders, for an aggregate offering price of US$70.4 million and US$35.2 million, respectively. The Registration Statement was declared effective by the Securities and Exchange Commission on December 1, 2004.
As of May 31, 2009, we have used approximately RMB336 million (US$49.2 million) of the net proceeds from our initial public offering for capital expenditure, comprising approximately RMB65.0 million (US$9.5 million) for the expansion of existing facilities, approximately RMB78.0 million (US$11.5 million) for the purchase of real estate for new research and development centers and approximately RMB193.0 million (US$28.3 million) for strategic investment. None of the net proceeds from our initial public offering included payments to directors or officers of our company, persons owning 10.0% or more of our equity securities or our affiliates.
Item 15. Controls and Procedures.
Disclosure controls and procedures
Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have performed an evaluation of the effectiveness of our disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2008. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that such disclosure controls and procedures are effective as of December 31, 2008 at the reasonable assurance level to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time period specified by the Securities and Exchange Commission’s rules and regulations. Our Chief Executive Officer and Chief Financial Officer also concluded that our disclosure controls and procedures are also effective as of December 31, 2008 to ensure that information required to be discussed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding any required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Internal control over financial reporting includes policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of the consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the company are being made only in accordance with appropriate authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the consolidated financial statements.
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
Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. As a result of these assessments, our management has concluded that our internal control over financial reporting was effective as of December 31, 2008 based on the criteria established in Internal Control - Integrated Framework issued by COSO.
During 2008, we have implemented certain measures described below to address and remediate our previously identified material weaknesses.
•	We streamlined the financial reporting procedures, and redesigned detailed checklists, including a conversion checklists, consolidation checklists and disclosure procedure checklists, to facilitate the financial reporting process.
•	Mr. Martin Ngai Lam Cheung was appointed as an additional independent director and the chairperson of our audit committee effective as of June 27, 2008, which strengthened our accounting and financial reporting resources. He has assisted us with monitoring financial accounting standards to maintain control to appropriately interpret, implement and review the application of existing and new financial accounting standards, reporting requirements and the completeness and accuracy of accounting information.
•	The audit committee established a working plan to centralize the audit committee’s functions and guided the routine work of our internal audit department. Our audit committee and our internal audit department communicated regularly and frequently.
•	We engaged an outside consulting firm to enhance the internal audit function, which has enabled us to focus more of our resources on implementing our internal audit work.
GHP Horwath, P.C. an independent registered public accounting firm, has audited the consolidated financial statements included in this annual report on Form 20-F and, as part of the audit, has issued a report, included herein on pages F-1 and F-2, on the effectiveness of our internal control over financial reporting.
Changes in Internal Control over Financial Reporting
As disclosed in our annual report on Form 20-F for the year ended December 31, 2007, our management identified several areas of our internal control relating to financial reporting matters that required improvement. The areas identified were:
•	Inadequate accounting and finance personnel to be commensurate with our financial accounting and reporting requirements.
•	Inadequate communication between the Audit Committee and the Internal Audit Department which resulted in the ineffectiveness of our monitoring activities and anti-fraud program.

During the year ended December 31, 2008, as described in greater detail above, we enhanced our internal control policies and procedures based on the Internal Control — Integrated Framework issued by COSO. Most of these changes were related to the improvement of our financial reporting and internal control procedures and we have continued to improve and upgrade our internal control over financial reporting based on our needs and changes in the business environment.
As required by Rule 13a-15(d), under the Exchange Act, our management, including our Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered since the last report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on this evaluation, except as described above, it has been determined that there has been no change during the period covered by this annual report that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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
Item 16C. Principal Accountant Fees and Services.
On November 4, 2008, Deloitte Touche Tohmatsu CPA, Ltd. resigned as our independent registered public accounting firm. On the same date, GHP Horwath, P.C. was appointed by our board of directors as our independent registered public accounting firm for the fiscal year ending December 31, 2008.
The following table sets forth the aggregate fees in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA, Ltd. and GHP Horwath, P.C., both are independent registered public accounting firms, for the periods indicated. We did not pay any tax related or other fees to our principal accountants during the periods indicated.

	For the year ended December 31
	2007	2008	2008
Audit fees(1)	RMB6,565,000	RMB3,957,050	US$	580,000
Audit related fees(2)	RMB 530,000	—		—

Total	RMB7,095,000	RMB3,957,050	US$	580,000

(1)	Audit fees consist of fees billed for the annual audit of our consolidated financial statements. Audit fees also include fees for services that are normally provided by the independent registered public accounting firm in connection with statutory regulatory filings or engagements.

(2)	Audit related fees consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements.

Audit Committee Pre-Approval Policy and Procedures
Our audit committee will pre-approve all audit and non-audit services provided by our independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services, as described above. On an annual basis, our audit committee will review and approve the audit services to be rendered by our independent registered public accounting firm prior to the engagement of the service. Audit services not covered by the annual engagement letter, audit-related services and tax services that are estimated to result in an amount of more than US$10,000 require the express approval of our audit committee prior to engagement. Our audit committee may delegate pre-approval authority to one or more members of our audit committee. The decisions of any audit committee member to whom authority is delegated to pre-approve a service shall be presented to the full audit committee at its next scheduled meeting. Our Chief Financial Officer, Tommy Siu Lun Fork is required to report to our audit committee on a quarterly basis regarding the extent of services actually provided and the fees for the services performed.
Item 16D. Exemptions from the Listing Standards for Audit Committee.
None.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
Not applicable.
Item 16F. Change in Registrant’s Certifying Accountant.
According to the Instructions to Item 16F of Form 20-F, this Item is not applicable to us until our Annual Report on Form 20-F for the year ending December 31, 2009.
Item 16G. Corporate Governance.
We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our ADSs are listed on the Nasdaq Global Market, we are subject to Nasdaq corporate governance requirements. Nasdaq Marketplace Rule 4350(a)(1) permits foreign private issuers like us to follow “home country practice” with respect to certain corporate governance matters. We are committed to a high standard of corporate governance. As such, we endeavor to comply with most of the Nasdaq corporate governance practices and believe that we are currently in compliance with the NASDAQ corporate governance practices.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Ninetowns Internet Technology Group Company Limited
We have audited the accompanying consolidated balance sheet of Ninetowns Internet Technology Group Company Limited and subsidiaries (the “Company”) as of December 31, 2008, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows and financial statement schedule for the year then ended. We also have audited the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. In our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects the information set forth therein. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
/s/ GHP HORWATH, P.C.
Denver, Colorado
June 22, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To: The Board of Directors and Shareholders of
Ninetowns Internet Technology Group Company Limited
We have audited the accompanying consolidated balance sheet of Ninetowns Internet Technology Group Company Limited, its subsidiaries and variable interest entities (collectively, the “Company”) as of December 31, 2007, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the two years in the period ended December 31, 2007, and related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2007, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.
As described in Note 2 to the consolidated financial statements, effective on January 1, 2007, the Company adopted the recognition and measurement methods under Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109”.
Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People’s Republic of China
July 10, 2008

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	Years Ended December 31,
	2007	2008	2008
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	649,863	576,642	84,521
Restricted cash	853	670	98
Short-term investments:
Available-for-sale securities	10,962	10,024	1,469
Term deposits	26,000	28,000	4,104
Trade receivables from customers:
Billed, less allowance for doubtful accounts of RMB2,412 in 2007 and RMB5,028 in 2008, respectively	30,222	27,166	3,982
Unbilled	874	772	113
Trade receivables from related parties:
Billed, less allowance for doubtful accounts RMB20,887 and RMB265 in 2007 and 2008, respectively	6,350	6,005	880
Inventories	7,011	1,367	200
Prepaid expenses and other current assets	17,059	6,987	1,024
Deferred tax assets	1,300	132	19

Total current assets	750,494	657,765	96,410

Property and equipment, net	189,777	213,181	31,247
Deposits for acquisition of property and equipment	34,804	—	—
Investment in an affiliate	2,450	—	—
Investments under cost method	40,786	40,293	5,906
Acquired intangible assets, net	73,851	41,269	6,049
Other non-current assets	937	817	120
Goodwill	78,081	—	—

TOTAL ASSETS	1,171,180	953,325	139,732

(continued)

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONSOLIDATED BALANCE SHEETS (continued)
(In thousands, except share and per share data)

	Years Ended December 31,
	2007	2008	2008
	RMB	RMB	US$
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	19,260	13,516	1,981
Amount due to an affiliate	1,450	—	—
Advance from customers	14,461	8,310	1,218
Deferred revenue	32,472	21,392	3,136
Income taxes payable	6,520	6,190	907
Other taxes payable	1,588	1,635	240
Unrecognized tax benefits	832	295	43

Total current liabilities	76,583	51,338	7,525

Non-current liabilities:
Deferred tax liabilities	16,210	1,807	265

Total liabilities	92,793	53,145	7,790

Minority interests	5,483	—	—

Commitments

Shareholders’ equity:
Ordinary shares, par value RMB0.027(HK$0.025) per share: 8,000,000,000 shares authorized; 34,991,834 shares issued and outstanding in 2007 and 34,998,020 shares issued and outstanding in 2008, respectively	926	926	136
Additional paid-in capital	873,568	880,581	129,070
Retained earnings (accumulated deficit)	145,345	(25,172)	(3,690)
Statutory reserve	64,831	65,736	9,635
Accumulated other comprehensive loss	(11,766)	(21,891)	(3,209)

Total shareholders’ equity	1,072,904	900,180	131,942

TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY	1,171,180	953,325	139,732

See notes to consolidated financial statements.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Years Ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Net revenues:
Enterprise software and related customer maintenance services:
external customers	92,127	67,822	70,514	10,336
related parties (Note 14)	24,706	9,505	14,451	2,118
Software development services:
external customers	23,084	25,642	19,458	2,852
related parties (Note 14)	12,933	—	—	—
Computer hardware sales	398	—	—	—
Business-to-business search services	—	489	2,496	366
Other	—	—	94	14

Total net revenues	153,248	103,458	107,013	15,686

Cost of revenues:
Enterprise software and related customer maintenance services	—	—	—	—
Software development services (including share-based compensation expense of RMB1,039 in 2006, RMB126 in 2007 and RMB287 in 2008)	(16,805)	(17,748)	(12,423)	(1,821)
Computer hardware sales	(134)	—	—	—
Business-to-business search services	—	(5,109)	(19,707)	(2,889)
Other	—	—	(76)	(11)

Total cost of revenues	(16,939)	(22,857)	(32,206)	(4,721)

Gross profit	136,309	80,601	74,807	10,965

Operating expenses:
Selling and marketing (including share-based compensation expense of RMB3,371 in 2006, RMB628 in 2007 and RMB1,633 in 2008)	(13,604)	(41,086)	(30,338)	(4,447)
General and administrative (including share-based compensation expense of RMB4,074 in 2006, RMB1,145 in 2007 and RMB3,789 in 2008)	(67,449)	(86,334)	(95,636)	(14,018)
Research and development (including share-based compensation expense of RMB1,843 in 2006, RMB27 in 2007 and RMB1,162 in 2008)	(29,825)	(32,003)	(27,699)	(4,060)
Recovery of (allowance for) doubtful accounts, net	1,521	(22,395)	(2,881)	(422)
Impairment of property and equipment	—	—	(4,339)	(636)
Impairment of acquired intangible assets	—	—	(43,747)	(6,412)
Impairment of goodwill	—	(193,570)	(78,081)	(11,445)

Total operating expenses	(109,357)	(375,388)	(282,721)	(41,440)

(continued)

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS (continued)
(In thousands, except share and per share data)

	Years Ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Government subsidies	705	1,015	—	—

Income (loss) from operations	27,657	(293,772)	(207,914)	(30,475)
Interest income	19,302	13,885	7,026	1,030
Gain from sales of short-term investments	—	43,546	9,866	1,446
Gain from disposal of investment under cost method	—	—	2,187	321

Other income	—	—	358	52

Income (loss) before income tax and minority interests	46,959	(236,341)	(188,477)	(27,626)
Income tax (expense) benefit	(1,031)	(243)	13,382	1,961

Income (loss) before minority interests	45,928	(236,584)	(175,095)	(25,665)
Minority interests in loss of variable interest entities	—	6,053	5,483	804

Net income (loss)	45,928	(230,531)	(169,612)	(24,861)

Net income (loss) per share:
Basic	1.32	(6.59)	(4.85)	(0.71)

Diluted	1.30	(6.59)	(4.85)	(0.71)

Weighted average shares used in computation:
Basic	34,773,005	34,966,830	34,997,505	34,997,505

Diluted	35,368,882	34,966,830	34,997,505	34,997,505

See notes to consolidated financial statements.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME (LOSS)
(In thousands, except share and per share data)

													Accumulated
									Retained				Other			Comprehen-
				Additional					Earnings				Comprehensive			sive
	Ordinary shares			Paid-in		Treasury Shares			(Accumulated	Statutory			(Loss)			(Loss)
	Shares	Amount		Capital		Shares	Amount		Deficit)	Reserve			Income	Total		Income
		RMB		RMB			RMB		RMB	RMB			RMB	RMB		RMB
Balance as of January 1, 2006	34,991,834		926		861,315	(315,226)	(8,196)		348,128		47,287		(3,095)		1,246,365	—
Issuance of ADR shares for the exercises of employee share options	—		—		—	267,364	6,928		—		—		—		6,928	—
Employee share options compensation	—		—		10,327	—	—		—		—		—		10,327	—
Net income	—		—		—	—	—		45,928		—		—		45,928	45,928
Foreign currency translation adjustments	—		—		—	—	—		—		—		(4,568)		(4,568)	(4,568)

																41,360

Balance as of December 31, 2006	34,991,834		926		871,642	(47,862)	(1,268)		394,056		47,287		(7,663)		1,304,980	—
Cumulative effect of unrecognized tax benefit on adoption of FIN 48	—		—		—	—	—		(636)		—		—		(636)	—
Issuance of ADR shares for the exercises of employee share options	—		—		—	47,862	1,268		—		—		—		1,268	—
Provision for statutory reserve	—		—		—	—	—		(17,544)		17,544		—		—	—
Net loss	—		—		—	—	—		(230,531)		—		—		(230,531)	(230,531)
Foreign currency translation adjustments	—		—		—	—	—		—		—		(6,977)		(6,977)	(6,977)
Employee share options compensation	—		—		1,926	—	—		—		—		—		1,926	—
Unrealized gain on available-for-sale securities	—		—		—	—	—		—		—		2,874		2,874	2,874

																(234,634)

Balance as of December 31, 2007	34,991,834		926		873,568	—	—		145,345		64,831		(11,766)		1,072,904	—
Issuance of ADR shares for the exercises of employee share options	6,186		—		142	—	—		—		—		—		142	—
Provision for statutory reserve	—		—		—	—	—		(905)		905		—		—	—
Net loss	—		—		—	—	—		(169,612)		—		—		(169,612)	(169,612)
Foreign currency translation adjustments	—		—		—	—	—		—		—		(7,000)		(7,000)	(7,000)
Employee share options compensation	—		—		6,871	—	—		—		—		—		6,871	—
Unrealized loss on available-for-sale securities	—		—		—	—	—		—		—		(3,125)		(3,125)	(3,125)

																(179,737)

Balance as of December 31, 2008	34,998,020		926		880,581	—	—		(25,172)		65,736		(21,891)		900,180

		US$	136	US$	129,070	—	—	US$	(3,690)	US$	9,635	US$	(3,209)	US$	131,942

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share and per share data)

	Years Ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income (loss)	45,928	(230,531)	(169,612)	(24,861)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Loss on disposal of property and equipment	511	1,544	2,406	352
Depreciation of property and equipment	6,194	9,867	17,922	2,627
Amortization of other non-current assets	—	—	103	15
Amortization of acquired intangible assets	2,943	14,466	18,991	2,784
Gain from sale of trading securities	—	(43,204)	(9,866)	(1,446)
Gain from sale of available-for-sale securities	—	(342)	—	—
Gain from disposal of investment under cost method	—	—	(2,187)	(321)
Allowance (recovery) for doubtful accounts	(1,521)	22,395	2,881	422
Goodwill impairment	—	193,570	78,081	11,445
Property and equipment impairment	—	—	4,339	636
Intangible assets impairment	—	—	43,747	6,412
Proceeds from sales of trading securities	—	94,834	27,516	4,033
Purchase of trading securities	—	(51,630)	(17,650)	(2,587)
Minority interests in loss of variable interest entities	—	(6,053)	(5,483)	(804)
Employee share-based compensation	10,327	1,926	6,871	1,007
Changes in operating assets and liabilities:
Trade receivables from customers	2,854	(15,312)	277	41
Trade receivables from related parties	27,311	2,577	346	51
Inventories	903	(191)	5,644	827
Prepaid expenses and other current assets	(12,313)	11,986	9,739	1,427
Accounts payable and accrued expenses	164	(17,518)	(6,794)	(996)
Advance from customers	(318)	4,140	(6,150)	(901)
Deferred revenue	(41,503)	6,089	(11,080)	(1,624)
Income taxes payable	947	315	(868)	(127)
Other taxes payable	(524)	(744)	47	7
Deferred taxes, net	(1,071)	(1,125)	(13,235)	(1,940)

Net cash provided by (used in) operating activities	40,832	(2,941)	(24,015)	(3,521)

Cash flows from investing activities:
(Increase)/ decrease in restricted cash	—	(853)	183	27
Decrease/ (increase) of term deposits	(100,209)	281,209	(2,000)	(293)
Cash paid for investments under cost method	(38,929)	(4,500)	(7,085)	(1,038)
Cash paid for establishment of an affiliate	—	(2,450)	—	—
Purchases of available-for-sale securities	—	(10,076)	(5,061)	(742)
Proceeds from sale of available-for-sale securities	—	2,330	—	—
Purchase of property and equipment	(19,774)	(71,782)	(13,397)	(1,964)
Purchase of intangible assets	(17,200)	—	(30,156)	(4,420)
Deposits paid for acquisition of property and equipment	(371)	(34,804)	—	—
Acquisition of a business, net of cash acquired of RMB 3,119	—	(101,881)	—	—
Proceeds from disposal of investments under cost method	—	—	7,714	1,131
Proceeds from liquidation of an affiliate	—	—	2,450	359
Return of deposit for acquisition of property and equipment	—	—	120	18

Net cash (used in) provided by investing activities	(176,483)	57,193	(47,232)	(6,922)

(continued)

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(In thousands, except share and per share data)

	Years Ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Exercise of share options	6,928	1,268	—	—
Return of capital to minority shareholder upon dissolution of a subsidiary	(600)	—	—	—
Net cash provided by financing activities	6,328	1,268	—	—

Effect of exchange rate changes on cash	(3,503)	(4,305)	(1,974)	(289)

Net (decrease) increase in cash and cash equivalents	(132,826)	51,215	(73,221)	(10,732)
Cash and cash equivalents at the beginning of the year	731,474	598,648	649,863	95,253

Cash and cash equivalents at the end of the year	598,648	649,863	576,642	84,521

Supplemental disclosure of non-cash investing activities:
Account payable for purchase of property and equipment	—	3,258	—	—

Supplemental cash flow information:
Cash paid during the year for income taxes	1,156	909	780	114

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In thousands, except share and share-related data)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES
Ninetowns Internet Technology Group Company Limited (“Ninetowns”) was incorporated in the Cayman Islands as an exempted limited liability company on February 8, 2002 under the Companies Law of the Cayman Islands. At the time of its incorporation, all of the outstanding ordinary shares of Ninetowns were held by Jitter Bug Holdings Limited (“Jitter Bug”). Substantially all of Ninetowns’ business is conducted in the People’s Republic of China (the “PRC”) through its subsidiaries and variable interest entities (“VIEs”). Ninetowns, its subsidiaries, and its “VIEs” (collectively, the “Company”) are principally engaged in (i) the sale of enterprise software and provision of the related after-sales maintenance services, (ii) software development services and (iii) in April 2007, the Company acquired a 70% equity interest in a Business-to-Business (“B2B”) search engine operator and started to be engaged in the provision of B2B search services.
As of December 31, 2008, a summary of the subsidiaries and VIEs of Ninetowns was as follows:

	Place of
	incorporation/	Effective
Name of entity	establishment	ownership interest	Principal activities

Subsidiaries:

Ixworth Enterprises Limited (“Ixworth”)	British Virgin Islands (“BVI”)	100%	Investment holding

Asia Pacific Logistics Limited (“Asia Pacific”)	BVI	100%	Investment holding

Better Chance International Limited (“Better Chance”)	BVI	100%	Investment holding

Beprecise Investments Limited (“Beprecise”)	BVI	100%	Investment holding

Ample Spring Holdings Limited (“Ample Spring”)	BVI	70%	Investment holding

New Take Limited	Hong Kong	100%	Investment holding

Shielder Limited	Hong Kong	100%	Investment holding

Beijing New Take Electronic Commerce Limited (“Beijing New Take”)	PRC	100%	Inactive

Beijing Ninetowns Times Electronic Commerce Limited (“Beijing Ninetowns Times”)	PRC	100%	Inactive

Beijing Ninetowns Digital Technology Limited (“Beijing Ninetowns Digital Technology”)	PRC	100%	Sale of enterprise software and provision of the related after-sales services, and provision of software development services

Beijing Ninetowns Ports Software and Technology Co., Ltd (“Beijing Ninetowns Ports”)	PRC	100%	Sale of enterprise software and provision of the related after-sales services, and provision of software development services

Beijing Ninetowns Network and Software Co., Limited (“Beijing Ninetowns Network”)	PRC	100%	Sale of enterprise software and provision of the related after-sales services, and provision of technique consulting services

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In thousands, except share and share-related data)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

	Place of
	incorporation/	Effective
Name of entity	establishment	ownership interest	Principal activities

Guangdong Ninetowns Technology Co., Ltd. (“Guangdong Ninetowns”)	PRC	100%	Sale of enterprise software and provision of the related after-sales services, and provision of software development services

Shanghai New Take Digital Technology Limited (“Shanghai New Take”)	PRC	100%	Sale of enterprise software and provision of the related after-sales services, and provision of software development services

Beijing Ninetowns Software Co., Ltd. (“Beijing Software”) (i)	PRC	100%	Inactive

Dongguan Ninetowns Software Co., Ltd. (“Dongguan Software”) (ii)	PRC	100%	Provision of enterprise software services

Variable interest entities:

Beijing Ronghe Tongshang Network Technology Limited (“Ronghe Tongshang”)	PRC	100%	Provision of online solutions for international trade

Beijing Baichuan Tongda Science and Technology Development Co., Ltd. (“Baichuan Tongda”)	PRC	70%	Provision of Internet content services in the areas of B2B

(i)	Beijing Software, a wholly-owned subsidiary of the Company, was incorporated with a term of fifteen years commencing on April 2, 2008, renewable at the end of the operating period.

(ii)	Dongguan Software, a wholly-owned subsidiary of the Company, was incorporated on May 23, 2008.
PRC regulations prohibit direct foreign ownership of business entities that provide internet content, or ICP, services in the PRC, such as the business of providing online solutions for international trade. In December 2006, Ronghe Tongshang was established in the PRC by three designated equity owners who are PRC citizens and legally own Ronghe Tongshang. Pursuant to a series of contractual arrangements with Ronghe Tongshang, the Company provides exclusive technical consulting and management services to Ronghe Tongshang. A summary of the major terms of the agreements are as follows:
•	The Company has the sole discretion to determine the amount of the fees it will receive and it intends to transfer substantially all of the economic benefits of Ronghe Tongshang to the Company;
•	The Company provides guarantees on the execution of all business contracts entered by Ronghe Tongshang in its business operation. Ronghe Tongshang pledges its assets to the Company as collateral for such guarantee. Through December 31, 2008, Ronghe Tongshang has not yet entered into any business contracts that would require guarantees from the Company;
•	The Company may dispose of the collateralized registered capital at its sole discretion without limitation or restriction. The Company has the right and sole discretion to purchase all or part of the registered capital from equity owners when such purchase becomes legally allowable;
•	The equity owners may not dispose of or enter into any other agreements involving the common shares without prior agreement by the Company.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In thousands, except share and share-related data)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued
In 2008, the Company entered into a series of agreements with Beijing Guochuangwanwei Information Technology Limited Company (“Guochuang”), under which the Company, through Guochuang, increased the registered capital of Ronghe Tongshang through an entrusted loan of RMB60,000 to Guochuang. The three original shareholders of Ronghe Tongshang, also entered into agreements with Guochuang whereby Guochuang became the sole shareholder of Ronghe Tongshang. Guochuang’s interest in Ronghe Tongshang has been pledged to the Company as collateral for the entrusted loan. Guochuang acts as the nominee shareholder and has contractually agreed not to make any decision regarding Ronghe Tongshang’s operations and business without the Company’s consent. In addition, the Company is obliged to absorb the expected losses and is entitled to receive the expected residual returns of Ronghe Tongshang.
The above arrangements assigned all of the equity owners’ rights and obligations to the Company, resulting in (i) the equity owners lacking the ability to make decisions that have a significant effect on Ronghe Tongshang’s operations, and (ii) the Company’s ability to extract the profits from the operations of Ronghe Tongshang, and to assume Ronghe Tongshang’s residual benefits. Because the Company is the sole variable interest holder of Ronghe Tongshang, it is the primary beneficiary of Ronghe Tongshang. Consistent with the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (Revised), “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51” (“FIN 46R”), the Company consolidates results and financial positions of Ronghe Tongshang from inception.
Baichuan Tongda is a PRC company that was established on February 24, 2004 for providing internet content services in the areas of B2B services. The founders of Baichuan Tongda were two PRC citizens (“original shareholders”). In April 2007, as a part of the acquisition transaction of Ample Spring and Baichuan Tongda, two designated PRC citizens (“70% registered shareholders”) acquired 70% of the registered capital from the original shareholders. Pursuant to a series of contractual arrangements with Baichuan Tongda and the 70% registered shareholders, the Company bears the risk of, and enjoys the rewards from the ownership of Baichuan Tongda. A summary of the major terms of the arrangements is as follows:
•	The 70% registered shareholders irrevocably granted the Company the right to make all operating and business decisions for Baichuan Tongda on behalf of the 70% registered shareholders;
•	All registered capital owned by the 70% registered shareholders is pledged to the Company as collateral against service fees payable to the Company;
•	The Company may dispose of the collateralized registered capital at its sole discretion without limitation or restriction. The Company has the right and sole discretion to purchase all or part of the registered capital from the 70% registered shareholders when such purchase becomes legally permitted;
•	The 70% registered shareholders may not dispose of or enter into any other agreement involving the shares owned by them without prior agreement by the Company;
•	The Company is engaged by Baichuan Tongda as the exclusive service provider for business and technical support services and is entitled to receive a fee for the services provided;
•	The Company has made an entrusted loan to Baichuan Tongda in the amount of RMB40,000 to finance the operations of Baichuan Tongda.
Through the above arrangements, the Company is the primary beneficiary of Baichuan Tongda. Accordingly, under the requirement of FIN46(R), Baichuan Tongda is a variable interest entity of the Company and the financial statements of Baichuan Tongda have been consolidated by the Company since the designated 70% registered shareholders acquired the 70% equity interests from the original shareholders.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In thousands, except share and share-related data)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued
The following financial information of the above two VIEs was included in the accompanying consolidated financial statements.

	Years Ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Total assets	396	27,752	74,423
Total liabilities (consisting primarily of other current liabilities)	(1,000)	(51,325)	(51,461)

Total net revenues	—	274	1,100
Total net income/(loss)	(1,604)	(14,315)	(12,465)
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES
Basis of presentation — The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”). All amounts in the accompanying consolidated financial statements and the related notes are expressed in Renminbi (“RMB”). The amounts expressed in United States dollars (“US$”) are presented solely for the convenience of the readers and are translated at a rate of RMB6.8225 to US$1, the approximate rate of exchange at December 31, 2008. Such translations should not be construed to be the amounts that would have been reported under US GAAP.
Basis of consolidation — The consolidated financial statements include the financial statements of Ninetowns and its subsidiaries and VIEs. All significant intercompany transactions and balances are eliminated on consolidation.
Use of estimates — The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include the allowance for doubtful accounts, estimated costs to complete in a percentage of completion arrangement, estimated useful lives and impairment of acquired intangible assets and goodwill, valuation allowance for deferred tax assets and purchase price allocation relating to businesses acquired.
Cash and cash equivalents — Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments, which are unrestricted as to withdrawal and use, and have remaining maturities of three months or less when purchased.
Restricted cash — The Company’s restricted cash is related to deposits required by certain customers for the software development services provided by the Company.
Term deposits — Term deposits consist of deposits placed with financial institutions with remaining maturities of greater than three months but less than one year.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In thousands, except share and share-related data)
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
Short-term investments — Short-term investments are comprised of marketable equity securities, which are classified as trading and available-for-sale. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with realized gains and losses recognized in earnings. The Company purchased and sold trading securities during 2008 but there were no outstanding balances at December 31, 2008. Short-term investments classified as available for sale are stated at fair values. Unrealized gains or losses on available-for-sale securities from the changes in fair value are recorded in equity as other comprehensive income (loss). Realized gains or losses, based upon the specific identification method, on the disposal of available-for-sale securities are directly recorded in the consolidated statement of operations.
The Company reviews investments in available-for-sale securities as of each balance sheet date for other-than-temporary declines in fair value below the cost basis. If the Company determines that a decline in fair value below the cost basis is other-than-temporary, accumulated unrealized loss is accounted for as realized loss and included in earnings. No other-than-temporary impairment losses were recorded during the years ended December 31, 2006, 2007 and 2008.
Inventories — Inventories are stated at the lower of cost or market price. Cost is determined by the weighted average method. Provision for diminution in value on inventories is made using the specific identification method. No inventory provisions were made in 2006, 2007 and 2008.
Trade receivables and allowance for doubtful accounts — Trade receivables mainly represents amounts earned and collectible from customers. The Company provides an allowance for doubtful accounts based on its aging analysis of trade receivables, customers’ credit-worthiness, past collection history, and changes in a customer’s payment terms. The Company also provides specific allowance if there is strong evidence that indicates the trade receivables are uncollectible, and writes off such trade receivables and specific allowance in one year if circumstances are not improved. Trade receivables stated in the balance sheet are net of such allowance.
Changes in the allowance for doubtful accounts were as follows:

	2006	2007	2008
	RMB	RMB	RMB
Balance at January 1,	4,851	1,088	23,299
Provision for allowance for doubtful debts	2,487	25,078	3,702
Recovery	(4,008)	(2,683)	(821)
Write offs	(2,242)	(184)	(20,887)

Balance at December 31,	1,088	23,299	5,293

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In thousands, except share and share-related data)
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
Property and equipment — Property and equipment are recorded at cost less accumulated depreciation, amortization and provision for impairment loss. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets. Estimated useful lives of property and equipment are as follows:

Buildings	20 years
Leasehold improvements	shorter of lease term or 5 years
Furniture, fixtures and office equipment	5 years
Computer equipment	5 years
Motor vehicles	5 years
Acquired intangible assets — Acquired intangible assets, which consist primarily of customer relationships, buyer database, completed technology, purchased software for internal use and land use right, are carried at cost, less accumulated amortization and provision for impairment loss.
Amortization is calculated on a straight-line basis over the expected useful life of the assets of five years, except for the land use right which is amortized over fifty years. Amortization expenses for the years ended December 31, 2006, 2007 and 2008 were RMB2,943 and RMB14,466 and RMB18,991, respectively.
Impairment of long-lived assets — The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would adjust the carrying value of the asset based on the fair value and recognize an impairment loss. Fair value is estimated using expected discounted future cash flows. Impairment losses recognized in the years ended December 31, 2006, 2007 and 2008 were RMB nil, RMB nil and RMB48,086, respectively.
Goodwill — Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Company completes a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. Fair value is principally estimated using expected discounted future cash flows. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In thousands, except share and share-related data)
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
Management performed the annual goodwill impairment test as of December 31, 2006, 2007 and 2008 and no impairment loss was recorded in 2006. In 2007 and 2008, based on the impairment assessment performed by management, the Company recorded a goodwill impairment charge of RMB193,570 and RMB78,081, respectively. The impairment charge in 2007 related to the Company’s enterprise software and related customer maintenance service, and software development services segments. The Company’s financial outlook from maintenance services for the free software offered by the Chinese government was negatively impacted due to several factors. First, the Chinese government’s declining promotion of its free software resulted in a corresponding decline in the need for the Company’s maintenance services. Additionally, the Company believes there was uncertainty surrounding the Chinese government’s future promotional plans for its free software. As a result, the Company decided to revise downward the financial performance projections and assumptions of its enterprise software and related customer maintenance service segment, resulting in a goodwill impairment loss of RMB187,770 for this segment in 2007. For the software development services segment, the Company experienced a slowdown in the demand for such services by the government and therefore also revised downward the financial performance projections and assumptions, resulting in an impairment loss of RMB5,800 for this segment in 2007. The impairment charge in 2008 is related to the Company’s B2B services segment. Given the continuing deterioration of the global economic environment and international trade conditions, the Company thoroughly reviewed its overall B2B strategy and announced the decision to wind down the B2B services in March 2009. In conjunction with the winding down of the B2B business, the Company revised the estimate of future cash flows in the Company’s annual goodwill impairment test, which resulted in a significant reduction of fair value of goodwill. Therefore the Company recognized a goodwill impairment loss of RMB78,081.
The changes in the carrying amount of goodwill by reporting unit for the years ended December 31, 2007 and 2008 were as follows:

	Enterprise software	Software
	and related customer	development
	maintenance service	services	B2B	Total
	RMB	RMB	RMB	RMB
Balance as of January 1, 2007	187,770	5,800	—	193,570
Goodwill acquired during the year	—	—	78,081	78,081
Goodwill impairment during the year	(187,770)	(5,800)	—	(193,570)

Balance as of December 31, 2007	—	—	78,081	78,081
Goodwill impairment during the year	—	—	(78,081)	(78,081)

Balance as of December 31, 2008	—	—	—	—

Investments under cost method — For investment in an investee over which the Company does not have significant influence, the Company carries the investment at cost adjusted for other-than-temporary declines in fair value, and recognizes income when receiving dividends from distributions of the investee’s earnings. The Company reviews its investments under cost method for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. An impairment loss is recognized in earnings equal to the difference between the investment cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. No impairment charge was recorded for the years ended December 31, 2006, 2007 and 2008.
Investment in an affiliate — Investments in an affiliate over which the Company exercises significant influence, but not control, are accounted for using the equity method. The Company’s share of earnings (losses) of the affiliate is included in the consolidated statements of operations. The Company established an affiliate in 2007 and liquidated the same affiliate in 2008.
Income taxes — Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for tax credits and net operating losses available for carry-forward and significant temporary differences. Deferred tax assets and liabilities are classified as current or non-current based upon the classification of the related asset or liability in the financial statements or the expected timing of their reversal if they do not relate to a specific asset or liability. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws and regulations applicable to the Company as enacted by the relevant tax authorities.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In thousands, except share and share-related data)
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
On January 1, 2007, the Company adopted FASB Interpretation No.48 (“FIN 48”), Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No.109. Under FIN 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company recognizes interest and penalties related to uncertain tax benefits as a component of income tax expense. The Company’s tax years from 2003 to 2008 are subject to examination by the tax authorities.
Revenue recognition — The Company’s revenue is derived from four primary sources: (i) sale of enterprise software and related customer maintenance services; (ii) software development services; (iii) sale of computer hardware and (iv) B2B search services.
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
For certain customers, the Company installs the software at the customer’s place of business and charges the customer a fixed fee based on actual usage of the software. Accordingly, the Company recognizes the related revenue when the customer uses the software. The cost to install the software has historically been insignificant.
Revenues from software development services requiring significant production, modification, or customization of the software are recognized over the installation and customization period based on the percentage of completion method as prescribed by Statement of Position No. 81-1, “Accounting for Performance-of-Construction-Type and Certain Product-Type Contracts”. Percentage-of-completion is measured principally by the percentage of actual hours incurred to date for each contract to the estimated total hours to be incurred for each contact at completion.
Certain revenue from software development services also includes hardware procurement under customer’s request. Since the Company does not have vendor-specific objective evidence to allow for separating various components of such software development service contracts, the Company recognizes such revenues when all components under the contracts are delivered and the project is completed upon the receipt of a written acceptance from the customer.
Sales of computer equipment and accessories are recorded when the goods are delivered, title is passed to the customers and the Company has no further obligations to provide services relating to the operation of such equipment.
The Company provides online business-to-business search services by selling keywords to improve the customers’ rankings in search results on the Company’s marketplaces. Service fees are paid in advance in respect of such services for a specific contracted service period. All service fees are initially deferred when received and revenue is recognized ratably over the term of the respective service contracts as the services are rendered.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In thousands, except share and share-related data)
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
With the exception of rebates of value added tax on sales of software and related maintenance services (“VAT rebate”) received from the Chinese tax authorities as part of the PRC government’s policy of encouraging software development in the PRC, the Company reports revenue net of business tax. VAT rebate was RMB10,500, RMB4,347 and RMB2,910 during 2006, 2007 and 2008, respectively. Pursuant to certain PRC rules relating to value-added tax, Beijing Ninetowns Times, Beijing Ninetowns Digital Technology, Beijing Ninetowns Ports and Beijing Ninetowns Network are entitled to a rebate of value-added tax paid, at a rate of 14% of the sales value for self-developed software products, excluding revenues from maintenance services and upgrade rights that are sold separately.
Cost of revenue — Cost of revenue includes procurement costs for products sold, and direct costs associated with the delivery of software development and maintenance services and B2B search services, including salaries, employee benefits and overhead costs associated with employees providing the related services.
Research and Development — Research and development expenses include payroll, employee benefits and other costs associated with product development. Technological feasibility for the Company’s software products is reached shortly before the products are released for production. Cost incurred after technological feasibility has historically been immaterial. Accordingly, the Company expenses all research and development costs when incurred.
Advertising costs — Advertising costs are expensed in the period incurred. The Company incurred advertising costs totaling RMB2,281, RMB6,277 and RMB8,298 during the years ended December 31, 2006, 2007 and 2008, respectively.
Government subsidies — Government subsidies represent amounts granted by local governments to reward companies that have made contributions in the development of the electronic and software industries as well as companies that contribute significantly to local taxes. The Company reports government subsidies when it becomes due and receivable and the Company does not believe that it has any obligation to repay the amounts received.
Foreign currency translation — The functional currency of the Company’s subsidiaries and VIEs established in the PRC is RMB. The functional currency of Ninetowns and its subsidiaries established in countries other than the PRC is the US dollar. Transactions denominated in other currencies are recorded in the applicable functional currencies at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into the applicable functional currencies at rates of exchange in effect at the balance sheet dates. Non-monetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Exchange gains and losses are recorded in the consolidated statements of operations.
The Company has chosen RMB as its reporting currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive loss in the statement of shareholders’ equity.
Comprehensive income — Comprehensive income includes net income/(loss), foreign currency translation adjustments and unrealized gain or loss on investments in available-for-sale securities and is reported as a component of consolidated shareholders’ equity.
Foreign currency risk — RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of the RMB into foreign currencies. The value of the RMB is subject to changes in PRC government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. RMB balances in cash and cash equivalents and term deposits of the Company included RMB637,270 at December 31, 2007 and RMB494,615 at December 31, 2008.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In thousands, except share and share-related data)
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
Concentration of credit risk — Financial instruments that potentially expose the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, trade receivables, and term deposits. The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality. The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.
Fair value measurement — Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standard (“SFAS”) No. 157, “ Fair Value Measurements’’ for its financial assets and liabilities. In February 2008, the FASB staff issued FASB Staff Position (“FSP”) No. 157-2 “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”). FSP FAS 157-2 delayed the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The provisions of FSP FAS 157-2 are effective for the Company’s fiscal year beginning January 1, 2009, and are not expected to have a significant impact on the Company. The carrying amounts of cash and cash equivalents, available-for-sale securities, term deposits, trade receivables, and accounts payable approximate their fair value due to the short-term nature of these instruments.
SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 also establishes the fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.
Level 1 Inputs
Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 Inputs
Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3 Inputs
Level 3 inputs are unobservable inputs that shall be used to measure fair value to the extent that observable inputs are not available for the asset or liability.
The initial adoption on SFAS 157 had no material impact on the Company’s consolidated financial position or results of operations.
Share-based compensation — Effective January 1, 2006, the Company adopted SFAS 123R, “Accounting for Stock-Based Compensation” and recognizes compensation cost on a straight-line basis over the requisite service period which is the vesting period. The Company elected the modified prospective method. Under this method, share-based compensation expense recognized includes: (a) compensation expense for all share-based compensation awards granted prior to, but not yet vested as of January 1, 2006 based on the fair value as of the grant date, and (b) compensation expense for all share-based compensation awards granted on or subsequent to January 1, 2006, based on grant-date fair value.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In thousands, except share and share-related data)
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
Net income (loss) per share — Basic net income per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted net income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised into ordinary shares. Ordinary share equivalents are excluded from the computation of the diluted net income per share in periods when their effect would be anti-dilutive.
Recently Issued Accounting Pronouncements — In December 2007, the FASB issued FASB Statement No. 141 (Revised 2007), Business Combinations (“SFAS 141R”). SFAS 141R provides additional guidance on improving the relevance, representational faithfulness, and comparability of the financial information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Management is in the process of assessing the potential impact the adoption of SFAS 141R may have on the Company’s consolidated financial position and results of operations.
In December 2007, the FASB issued FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 (“SFAS 160”). SFAS 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. Management is in the process of assessing the potential impact the adoption of SFAS 160 may have on the consolidated financial position and results of operations.
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”) to improve the relevance, comparability, and transparency of financial information provided to investors by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format, cross-referencing within footnotes to enable financial statement users to locate important information, and the disclosure of derivative features that are credit risk-related. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. Management believes there will be no material impact on the consolidated financial position or results of operations upon adoption of this standard.
In April 2008, the FASB issued FSP FAS 142-3, Determination of the Useful Life of Intangible Assets. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, Goodwill and Other Intangible Assets. This FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset in this FSP shall be applied prospectively to intangible assets acquired after the effective date. Management has not yet begun the process of assessing the potential impact the adoption of FSP FAS 142-3 may have on the consolidated financial position or results of operations.
In June 2008, the FASB issued Emerging Issues Task Force No. 07-5 “Determining Whether an Instrument (or Embedded Feature) is indexed to an Entity’s Own Stock” (“EITF 07-5”). SFAS 133, Accounting for Derivative Instruments and Hedging Activities, (“SFAS 133”) specifies that a contract (that would otherwise meet the definition of a derivative under SFAS 133) issued or held by the reporting entity that is both indexed to its own stock and classified in stockholders’ equity in its statement of financial position should not be considered a derivative financial instrument for purposes of applying SFAS 133. EITF 07-5 provides guidance for determining whether an equity-linked financial instrument (or an embedded feature) is indexed to an entity’s own stock, using a two-step approach. First, the instrument’s contingent exercise provisions, if any, must be evaluated, followed by an evaluation of the instrument’s settlement provisions.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In thousands, except share and share-related data)
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
The guidance in EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Management believes there will be no material impact on the consolidated financial position or results of operations.
In December 2008, the FASB issued FSP FAS 132(R)-1: Employers’ Disclosures about Postretirement Benefit Plan Assets. This FSP amends SFAS 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The disclosures about plan assets required by this FSP shall be provided for fiscal years ending after December 15, 2009. Upon initial application, the provisions of this FSP are not required for earlier periods that are presented for comparative purposes. Earlier application of the provisions of this FSP is permitted. Management has not yet begun the process of assessing the potential impact the adoption of FAS 132(R)-1 may have on the consolidated financial position or results of operations.
3.	SHORT-TERM INVESTMENTS
Short-term investments are classified as available-for-sale securities. Available-for-sale securities consisted principally of balanced funds issued by major financial institutions.
The following table provides additional information concerning the Company’s available for-sale securities:

	December 31, 2007 (RMB)				December 31, 2008 (RMB)
		Gross	Gross			Gross	Gross
		unrealized	unrealized	Fair		unrealized	unrealized	Fair
	Cost	gains	losses	value	Cost	gains	losses	value

Balanced funds	8,088	2,874	—	10,962	13,149	—	(3,125)	10,024

Total	8,088	2,874	—	10,962	13,149	—	(3,125)	10,024

The Company recorded realized gains of RMB43,546 (proceeds from the sale of trading securities of RMB94,834 with an aggregate cost of RMB51,630 and proceeds from the sale of available-for-sale securities of RMB2,330 with an aggregated historical cost of RMB1,988) and RMB9,866 (proceeds from the sale of trading securities of RMB27,516 with an aggregate cost of RMB17,650) for the years ended December 31, 2007 and 2008, respectively.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In thousands, except share and share-related data)
3.	SHORT-TERM INVESTMENTS — continued
The summary of available-for-sale securities measured and recorded at fair value on a recurring basis as of December 31, 2008 is as follows:

		Fair Value Measurements at Reporting Date Using
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
Description	2008	(Level 1)	(Level 2)	(Level 3)
	(RMB)	(RMB)	(RMB)	(RMB)
Balanced funds	10,024	10,024	—	—

Total	10,024	10,024	—	—

4.	INVENTORIES
Inventories consisted of the following:

	December 31,
	2007	2008
	RMB	RMB

Computer accessories	6,952	1,302
Third party software products	58	—
Other supplies	1	65

	7,011	1,367

Inventories were purchased for software development service projects after the requirements for such projects were determined. No provision for obsolete or impaired inventories was considered necessary because inventories were purchased only for on-going software development service projects where the specific inventory requirements have been agreed to in contracts with the customers, and certain customers are required to pay a significant deposit for such projects prior to their inception.
5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS
Prepaid expenses and other current assets consisted of the following:

	December 31,
	2007	2008
	RMB	RMB

Advances to employees	4,847	2,277
Prepaid expenses	3,864	3,482
Deposits for exhibitions, office rental, utilities	6,928	325
Interest receivable for term deposits	446	571
Value added tax recoverable	451	75
Other receivables	523	257

	17,059	6,987

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In thousands, except share and share-related data)
6.	PROPERTY AND EQUIPMENT, NET
Property and equipment, net consisted of the following:

	December 31,
	2007	2008
	RMB	RMB

Buildings	158,053	193,814
Leasehold improvements	6,484	6,512
Furniture, fixtures and office equipment	4,998	5,096
Computer equipment	34,384	32,336
Motor vehicles	4,238	7,012

Total	208,157	244,770
Less: accumulated depreciation and amortization	(18,380)	(31,589)

Property and equipment, net	189,777	213,181

In March 2009, the Company announced the decision to wind down the B2B services. In conjunction with the winding down of the B2B business, the Company revised the estimate of future cash flows used in evaluating the fair value of long-lived assets using the discounted cash flow method. As a result, the fair value of long-lived assets is significantly reduced and the Company recognized an impairment loss of RMB4,339 in 2008 against computer equipment related to the B2B business.
Depreciation and amortization expenses for the years ended December 31, 2006, 2007 and 2008 were RMB6,194, RMB9,867 and RMB17,922, respectively.
7.	INVESTMENT IN AN AFFILIATE
In May 2007, the Company, together with the Technology Center of Guangdong Inspection and Quarantine Bureau, established Guangzhou Yuejiu Inspection Technology Service Co. Ltd. (“Yuejiu”) in the PRC for the purpose of providing import and export services in Guangzhou. The Company held a 49% equity interest in Yuejiu and paid RMB2,450 for this equity interest. Yuejiu was liquidated in 2008, and the Company’s investment of RMB2,450 was returned in 2008.
8.	INVESTMENTS UNDER COST METHOD

	December 31,
	2007	2008
	RMB	RMB

Global Market	36,286	28,708
Tophere	4,500	4,500
GCL	—	7,085

	40,786	40,293

In September 2006, the Company entered into a subscription agreement with Global Market Group Limited (“Global Market”) to acquire 1,940,000 Series A preferred shares, which represented 16.25% of the equity interest in Global Market on an as-converted basis for cash consideration of RMB38,929 (US$5,000). The Company’s Chief Executive Officer is a director of Global Market. Because the Company cannot exercise significant influence over Global Market, the investment is accounted for under the cost method.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In thousands, except share and share-related data)
8.	INVESTMENTS UNDER COST METHOD — continued
The original subscription agreement contained put and call options. The call option gave the Company the right to acquire a certain number of Global Market’s ordinary shares at a nominal price of US$1 in the event Global Market’s earnings fell below a predetermined level, or to receive cash if additional earnings requirements were not met. The put option gave Global Market the right to repurchase up to 285,000 ordinary shares from the Company at a nominal price of US$1 if Global Market’s earnings were above a predetermined level.
In March 2008, Global Market issued and allotted 7,653,846 Series B Preferred Shares to certain investors, after which the Company’s equity interest in Global Market was diluted to 9.90%. The Company and Global Market both waived the put and call options set out in the original Series A preferred shares subscription agreement.
In 2008, the Company entered into a share repurchase agreement with Global Market, under which Global Market repurchased 309,468 Series A preferred shares from the Company for a cash consideration of RMB 7,725 (US$1,112) and the Company’s equity interest in Global Market was further diluted to 9.03%. The Company recognized a gain of RMB 2,187 (US$321) upon the disposal of the Series A preferred shares.
In November 2007, the Company entered into an agreement with Hangzhou Tophere Info-Tech Inc. (“Tophere”), a Chinese B2B food and beverage trade facilitator headquartered in Hangzhou, to acquire a 19.8% equity interest for a cash consideration of RMB4,500. Because the Company cannot exercise significant influence over Tophere, the investment is accounted for under the cost method.
In June 2008, the Company entered into an investment agreement with Pearl Ever Group Limited (“Pearl Ever”), under which the Company, through Pearl Ever, invested RMB 7,085 (US$ 1,000) into GCL Silicon Technology Holdings Inc. (“GCL”) for a 0.06% interest in GCL’s equity. Because the Company cannot exercise significant influence over GCL, the investment is accounted for under the cost method.
9.	ACQUIRED INTANGIBLE ASSETS, NET
Acquired intangible assets, net consisted of the following:

	December 31,
	2007	2008
	RMB	RMB

Customer lists and relationships	8,586	6,131
Completed technology	66,372	5,251
Buyer database	2,044	—
Purchased software for internal use	17,200	17,200
Land use right	—	30,156

Total	94,202	58,738
Less: Accumulated amortization	(20,351)	(17,469)

Acquired intangible assets, net	73,851	41,269

In October 2008, the Company acquired a land use right from Yizhuang Substation of the PRC Country Resources Bureau for RMB 30,156. The land use right has a contractual useful life of 50 years.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In thousands, except share and share-related data)
9.	ACQUIRED INTANGIBLE ASSETS, NET — continued
In March 2009, the Company announced the decision to wind down the B2B services. In conjunction with the winding down of the B2B business, the Company revised the estimate of future cash flows used in evaluating the fair value of long-lived assets using the discounted cash flow method. As a result, the fair value of long-lived assets is significantly reduced and the Company recognized an impairment loss of RMB43,747 in 2008 against customer lists and relationships, completed technology and buyer database related to the B2B business.
Amortization expenses for the years ended December 31, 2006, 2007, and 2008 were RMB2,943, RMB14,466, and RMB18,991, respectively.
The following table represents the total estimated amortization of intangible assets for the next five years:

For the Year Ending December 31	Estimated Amortization Expense
RMB

2009	5,561
2010	4,043
2011	3,470
2012	603
2013	603

14,280

10.	ACCOUNTS PAYABLE AND ACCRUED EXPENSES
Accounts payable and accrued expenses consisted the following:

	December 31,
	2007	2008
	RMB	RMB

Salary and wages	4,983	3,274
Professional fees	2,795	1,117
Accounts payable and other payables	5,408	3,008
Office expenses payable	1,498	1,015
Accrued expenses	4,091	5,100
Staff welfare	485	2

	19,260	13,516

11.	INCOME TAXES
Ninetowns is a tax exempted company incorporated in the Cayman Islands. No provision for Hong Kong Profits Tax has been made as the subsidiaries incorporated in Hong Kong had no assessable profits earned or derived from Hong Kong during the years ended December 31, 2006, 2007 and 2008. The subsidiaries incorporated in the PRC other than Hong Kong are governed by the Income Tax Law of the PRC. Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “Income Tax Laws”).

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In thousands, except share and share-related data)
11.	INCOME TAXES — continued
On March 16, 2007, the National People’s Congress adopted the 2008 PRC Enterprise Income Tax Law (the “New Income Tax Law”), which went into effective on January 1, 2008. The New Income Tax Law imposes a unified income tax rate of 25% for domestic and foreign enterprises. New and High Technology Enterprise will enjoy a favorable tax rate of 15%. The New Income Tax Law also provides a five-year transitional period for those entities established before March 16, 2007, which enjoy a favorable income tax rate less than 25% under the previous income tax laws, to gradually change their rates to 25%. In addition, the New Income Tax Law provides grandfather treatment for enterprises which were qualified as “New Technology Enterprises” under the previous income tax laws and were established before March 16, 2007, if they continue to meet the criteria for New and High Technology Enterprises after January 1, 2008. The grandfather provision allows these enterprises to continue to enjoy their unexpired tax holiday provided by the previous income tax laws and rules.
Under the New Income Tax Law, if the PRC subsidiaries and VIEs wish to qualify for a preferential rate for years commencing on or after January 1, 2008, they will need to qualify as a “High and New Technology Enterprise Strongly Supported by the State” under the new rules. Until the PRC subsidiaries and VIEs receive official approval for this new status, they will be subject to the statutory 25% tax rate. As the New Income Tax Law and its implementation rules only recently went into effect, there are uncertainties on their future interpretation and implementation. Furthermore, under the New Income Tax Law a “resident enterprise”, which includes an enterprise established outside of the PRC with management located in the PRC, will be subject to the PRC income tax. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed a resident enterprise, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.
Beijing New Take, Beijing Ninetowns Times and Beijing Ninetowns Digital Technology were awarded the certificate of “New and High Technology Enterprise” and were at an income tax rate of 15% for each of the two years ended December 31, 2007. In 2008, Beijing New Take, Beijing Ninetowns Times and Beijing Ninetowns Digital Technology were subject to an enterprise income tax rate of 25%.
Shanghai New Take was awarded the certificate of “New and High Technology Enterprise” and was at an income tax rate of 16.5% for each of the two years ended December 31, 2007. In 2008, Shanghai New Take was subject to an enterprise income tax rate of 25%.
Beijing Ninetowns Ports was awarded the certificate of “New and High Technology Enterprise” and was at an income tax rate of 7.5% for each of the two years ended December 31, 2007. In 2008, Beijing Ninetowns Ports was subject to an enterprise income tax rate of 25%.
Guangdong Ninetowns was awarded the certificate of “New and High Technology Enterprise” and was exempted from the enterprise income tax for each of the two years ended December 31, 2007. In 2008, Guangdong Ninetowns was under the grandfather treatment and enjoyed the unexpired tax holiday with a rate of 7.5%.
Beijing Ninetowns Network Software and Beijing Ronghe Tongshang were awarded the certificate of “New and High Technology Enterprise” and were exempted from the enterprise income tax for each of the two years ended December 31, 2007. In 2008, Beijing Ninetowns Network Software and Beijing Ronghe Tongshang were subject to an enterprise income tax rate of 25%.
Baichuan Tongda was acquired in April 2007 and was subject to an income tax rate of 33% and 25% in 2007 and 2008, respectively.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In thousands, except share and share-related data)
11.	INCOME TAXES — continued
Beijing Software and Dongguan Software were established in 2008 and were subject to an income tax rate of 25% in 2008.
During the years ended December 31, 2006, 2007 and 2008, if the Company’s subsidiaries in the PRC had not been awarded tax holidays or had special tax concessions, they would have recorded an additional provision for income taxes totaling RMB11,251, RMB23,501 and RMB nil, respectively. Basic net income or loss per share would have been changed to RMB0.99, RMB(7.26) and RMB(4.85), and diluted net income or loss per share would have been changed to RMB0.97, RMB(7.26) and RMB(4.85), for the years ended December 31, 2006, 2007, and 2008, respectively.
Income tax expense (benefit) consisted of the following:

	Years Ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Current tax	2,102	1,367	(147)
Deferred tax	(1,071)	(1,124)	(13,235)

	1,031	243	(13,382)

As of December 31, 2007 and 2008, significant temporary differences between the tax basis and financial statement basis of accounting for assets and liabilities that gave rise to deferred taxes were principally related to the following:

	December 31,
	2007	2008
	RMB	RMB
Current deferred tax assets (liabilities)
Short-term deferred revenue (B2G)	1,300	4,811
Short-term deferred revenue (B2B)	62	101
Less: valuation allowances	(62)	(4,780)

Current deferred tax assets	1,300	132

Non-current deferred tax assets
Net operating losses carry forwards	7,186	7,801
Less: valuation allowances	(7,186)	(7,801)

Non-current deferred tax assets	—	—

Non-current deferred tax liabilities
Accelerated depreciation of property and equipment	(1,992)	(1,807)
Amortization of intangible assets	(14,218)	—

Non-current deferred tax liabilities	(16,210)	(1,807)

The Company has operating loss carry forwards totaling RMB28,889 and RMB31,203 as of December 31, 2007 and 2008 respectively, all of which were from PRC subsidiaries and will expire on various dates between December 31, 2012 and December 31, 2013.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In thousands, except share and share-related data)
11.	INCOME TAXES — continued
As of December 31, 2007 and 2008, a valuation allowance was provided against deferred tax assets arising from net operating loss carry-forwards, and short-term deferred revenue of certain PRC subsidiaries and VIEs due to the uncertainty of realization. Adjustment will be made to the valuation allowance if events occur in the future that indicate changes in the amount of deferred tax assets that may be realized.
The Company operates through multiple subsidiaries and VIEs and the valuation allowances are considered separately for each subsidiary and VIE. The Company does not file consolidated tax returns, therefore, losses and deferred taxes from one subsidiary or VIE may not be used to offset another subsidiary’s or VIE’s earnings or deferred taxes.
If the Company were to be a non-resident for PRC tax purposes, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries the withholding tax would be 10% and in the case of a subsidiary 25% or more directly owned by residents in the Hong Kong Special Administrative Region, the withholding tax would be 5%.
Aggregate undistributed earnings of the Company’s subsidiaries and its VIEs’ located in the PRC that are available for distribution to the Company of approximately RMB540,100 and RMB541,000 at December 31, 2007 and 2008 are considered to be indefinitely reinvested under APB opinion No. 23, and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. The Chinese tax authorities have also clarified that distribution made out of pre-January 1, 2008 retained earnings will not be subject to the withholding tax.
Due to the changes in the New Income Tax Law, the Company’s deferred tax balances were calculated based on the newly enacted tax rate effective January 1, 2008. The impact on the deferred taxes resulting from the rate change as of January 1, 2008 is an adjustment to the net deferred tax liabilities of RMB578, representing an increase in deferred tax liabilities and a decrease in deferred tax benefit. The Company also recorded higher deferred tax assets for certain of its PRC subsidiaries at the 25% rate but because of full valuation allowance on these PRC subsidiaries, the change in statutory tax rate has resulted in no net effect to the current year’s income tax provision for these entities.
Reconciliation between income tax expense (benefit) computed by applying the PRC statutory income tax rate of 25% to income (loss) before income taxes and the actual provision for income taxes is as follows:

	Years Ended December 31,
	2006	2007	2008

PRC statutory income tax	33.0%	(33.0%)	(25.0%)
Expenses not deductible for tax purposes	2.9%	5.6%	6.1%
Permanent differences	(5.1%)	9.5%	10.9%
Tax exemption and tax relief granted to PRC subsidiaries	(28.6%)	17.9%	1.9%
Effect on deferred taxes due to changes in tax rates under the new law for certain subsidiaries	—	(0.1%)	(1.1%)

	2.2%	(0.1%)	(7.1%)

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In thousands, except share and share-related data)
11.	INCOME TAXES — continued
On January 1, 2007 the Company adopted the provisions of FIN 48. The total amount of unrecognized tax benefits as of the date of adoption was RMB636. As a result of the implementation of FIN48, the Company recognized a RMB636 increase in retained earnings for unrecognized tax benefits in 2007. As of December 31, 2007, the Company recorded an additional RMB196 for unrecognized tax benefits. As of December 31, 2008, the Company recorded an additional RMB151 and a reversal of RMB688 for unrecognized tax benefits. Interest and penalties recognized in the statement of operations and current liabilities was not significant in 2007 and 2008. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

RMB
Balance at January 1, 2007	636
Additions based on tax positions related to the current year	196

Balance at December 31, 2007	832
Additions based on tax positions related to the current year	151
Reversal based on tax positions related to the current year	(688)

Balance at December 31, 2008	295

The Company does not anticipate any significant change within 12 months of this reporting date to its uncertain tax positions.
12.	OTHER TAXES PAYABLE

	December 31,
	2007	2008
	RMB	RMB
Individual income tax withholding	605	196
Business tax payable	1,628	863
Value added taxes payable (recoverable), net	(645)	(302)
Property tax	—	878

	1,588	1,635

The Company’s subsidiaries in the PRC, other than Hong Kong, are subject to a 17% value added tax on revenues from the sales of hardware to customers and, in addition, are subject to business taxes and value added taxes at the rates of 5% and 3%, on service revenues from software development and sales of software, respectively. Value added taxes payable for hardware sales is reported net of value added taxes paid for inventory purchases. The Company is also required to withhold PRC individual income taxes on employees’ payroll for remittance to the tax authorities. In addition, in October 2008, the Company purchased a land use right resulting in a property tax liability thereon.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In thousands, except share and share-related data)
13.	NET INCOME (LOSS) PER SHARE
The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	Years Ended December 31,
	2006	2007	2008
	RMB	RMB	RMB

Numerator used in basic net income (loss) per share:
Net income (loss)	45,928	(230,531)	(169,612)

Shares (denominator):
Weighted average ordinary shares outstanding	34,773,005	34,966,830	34,997,505
Plus: incremental shares from assumed conversion of stock options	595,877	—	—

Weighted average ordinary shares outstanding used in computing diluted net income (loss) per ordinary share	35,368,882	34,966,830	34,997,505

Net income (loss) per ordinary share — basic	1.32	(6.59)	(4.85)

Net income (loss) per ordinary share — diluted	1.30	(6.59)	(4.85)

The Company had 924,528 and 2,185,830 ordinary share equivalents outstanding, that could potentially dilute basic income (loss) per share in the future, which were excluded in the computation of diluted income (loss) per share in 2007 and 2008, respectively, as their effect would have been anti-dilutive.
14.	RELATED PARTY TRANSACTIONS AND BALANCES
Purchase of office space
In June 2004, the Company acquired office premises from a company affiliated with a director of Jitter Bug Holdings Limited, which was then a substantial shareholder of the Company. In 2006 and 2007, the Company acquired additional office space from the same seller and paid RMB47,339 and RMB47,487, respectively. As of December 31, 2007, the building was completed and the amount paid was reported in property and equipment in the accompanying consolidated balance sheets.
Software development services
During the year ended December 31, 2006, the Company provided software development services to Beijing iTowNet Cyber Technology Ltd. (“Beijing iTowNet”) in which two members of the Company’s senior management serve as director and supervisor. The Company did not provide such services to Beijing iTowNet in 2007 and 2008.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In thousands, except share and share-related data)
14.	RELATED PARTY TRANSACTIONS AND BALANCES — continued
The Company provided software development services to eGrid Technology Ltd. (“eGrid”) which in turn provided the services to Beijing iTowNet. The Company recognized net revenues of RMB7,263 from services provided indirectly to Beijing iTowNet through eGrid during 2006. The Company also provided platform maintenance services to Beijing iTowNet directly as well as indirectly through eGrid during the year ended December 31, 2006, and recognized net revenues of RMB5,670 from such services. The Company did not provide platform maintenance services to Beijing iTowNet in 2007 and 2008.
Sales of enterprises software and related customer maintenance service:
The Company has an agreement with Shenzhen Ninetowns Enke Software Technology Co., Ltd. (“Ninetowns Enke”), a company owned by the Company’s former employee, for the distribution of the Company’s enterprise software in the southern region of the PRC. During the years ended December 31, 2006, 2007 and 2008, the Company recognized net revenues of RMB21,240, RMB2,937 and RMB2,475, respectively, from the sales of enterprise software and related customer maintenance service to Ninetowns Enke.
The Company signed an agreement with Guangzhou Wangli Software Co., Ltd. (“Guangzhou Wangli”), a company owned by a minority shareholder of one of the Company’s VIEs, for the distribution of the Company’s enterprise software in the PRC. During the years ended December 31, 2007 and 2008, the Company recognized net revenues of RMB6,348 and RMB11,976, respectively, from the sales of enterprise software and related customer maintenance services to Guangzhou Wangli.
The Company sold software products to Beijing iTowNet, directly and indirectly, amounting to RMB3,466 and RMB229 in the years ended December 31, 2006 and 2007, respectively. The Company did not sell software products to Beijing iTowNet in 2008.
Other:
In November 2004, the Company entered into an option agreement to acquire a 49% ownership interest in Beijing iTowNet, exercisable at the Company’s option. In the event the purchase becomes permissible under the relevant laws of the PRC and the Company exercises its option, the purchase price will be RMB206,915 (US$25 million) plus an amount calculated at 5% per year compounded annually for the years the selling company held an ownership interest in iTowNet less any dividends or distributions the selling company received during its ownership of Beijing iTowNet.
Related party balances:
As of December 31, 2007 and 2008, trade receivables from related parties in respect of sales of enterprises software and related customer maintenance services and software development services were RMB6,350 and RMB6,005, respectively. For allowance for doubtful accounts related to related party receivables, the Company adopted the same accounting policies that were applied to trade receivables due from customers.
As of December 31, 2007, amount due to an affiliate, Guangzhou Yuejiu, was RMB1,450. In 2008, Guangzhou Yuejiu was liquidated and the amount was repaid.
15.	SHARE OPTION PLANS
The 2003 Plan
The Company’s 2003 Plan (the “2003 Plan”) allows the Company to issue options to employees and directors to acquire 2,574,400 of the Company’s ordinary shares. The 2003 Plan will remain in effect for ten years starting from the date of adoption.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In thousands, except share and share-related data)
15.	SHARE OPTION PLANS — continued
As of December 31, 2007 and 2008, options to purchase 1,398,751 and 1,338,753 ordinary shares were outstanding, respectively, under the 2003 Plan. As of December 31, 2007 and 2008, there were 357,001 and 383,955 options, respectively, available under the 2003 Plan for future grants.
The 2004 Plan (as amended)
Under the Amended and Restated 2004 Plan (the “2004 Plan, as amended”), the Company may grant options to its employees that are exercisable for up to 4.3 million ordinary shares at prices to be determined by the Company’s Board of Directors. The 2004 Plan, as amended also permits the Company to grant share appreciation rights, restricted share awards, and performance awards. The 2004 Plan will automatically terminate in 2015 unless the Company terminates it earlier.
On February 23, 2005, Ninetowns granted options to certain employees to purchase 890,000 ordinary shares at an exercise price of RMB71 (US$8.6) per ordinary share, which was the closing fair market value of the Company’s ordinary shares on the day before the grant date. The options will vest over four years at 25% per year from the grant date. Any options granted but not exercised will expire on February 22, 2015.
On February 5, 2008, Ninetowns granted options to certain employees to purchase 374,769 ordinary shares at an exercise price of RMB22 (US$3.03) per ordinary share, which was the closing fair market value of the Company’s ordinary shares on the day before the grant date. The options will vest over four years at 25% per year from the grant date. Any options granted but not exercised will expire on February 4, 2018.
As of December 31, 2007 and 2008, options to purchase 632,222 and 774,396 ordinary shares were outstanding, respectively.
The fair value of the option awards is estimated on the respective dates of grant using a dividend adjusted Black — Scholes pricing model that uses the assumptions noted in the following table.

Options grants	2005 Grant	2008 Grant

Weighed average risk-free rate of interest	5%	3.89%
Weighted average expected option life (years)	6.25 years	6.25 years
Weighted average volatility rate	55%	53%
Weighted average dividend yield	0%	0%
The risk-free rate of interest is based on the market yield of China Sovereign Bond Denominated in USD with maturity nearest to the expected term as of the valuation date. No dividend is expected to be paid in the future. The expected life of the option is derived using the mid-point method, which is calculated as the period between the grant date and the expected exercise date.
On February 5, 2008, Ninetowns granted 401,685 nonvested shares to certain employees. The nonvested shares will vest over four years at 25% per year from the grant date. As of December 31, 2008, 380,559 nonvested shares were outstanding.
As of December 31, 2007 and 2008, 3,640,920 and 3,145,045 share-based instruments were available under the 2004 Plan, as amended, for future grants.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In thousands, except share and share-related data)
15.	SHARE OPTION PLANS — continued
The 2006 Plan
In December 2005, the Company’s shareholders approved the 2006 stock incentive plan (the “2006 Plan”) which allows the Company to offer a variety of share-based awards to employees and employees of the Company’s affiliates and subsidiaries including share options, restricted shares, and other similar awards. The exercise price must be at least equal to 100% of the fair market value of the ordinary shares on the grant date. The 2006 Plan will be automatically terminated in 2015. At December 31, 2008, the Company had not granted any options or other types of awards under the 2006 Plan.
A summary of the share options and nonvested shares activities is as follows:

	Years Ended December 31,
	2006		2007		2008
		Weighted		Weighted		Weighted
	Number	Average	Number	average	Number	average
	of	Exercise	of	exercise	of	exercise
Share options	options	price	options	price	options	price
		RMB		RMB		RMB
Outstanding at beginning of year	2,877,097	39	2,500,947	40	2,030,973	40
Granted	—	—	—	—	374,769	22
Exercised	(267,364)	26	(47,862)	26	(6,186)	26
Cancelled	(108,786)	46	(422,112)	39	(286,407)	50

Outstanding at end of year	2,500,947	40	2,030,973	40	2,113,149	36

Exercisable at end of year	1,920,366	31	1,872,918	37	1,711,666	36

		Weighted-Average
		Grant-Date
Nonvested Shares	Shares	Fair Value
		RMB
Nonvested at January 1, 2008	—	—
Granted	401,685	2.95
Vested	—	—
Forfeited	(21,126)	2.95

Nonvested at December 31, 2008	380,559	2.95

The total intrinsic value of options exercised during the years ended December 31, 2006, 2007, and 2008 was RMB3.6 million, RMB0.6 million, and RMB nil, respectively. As of December 31, 2008, the aggregate intrinsic value of both options outstanding and options exercisable was RMB nil.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In thousands, except share and share-related data)
15.	SHARE OPTION PLANS — continued

Options outstanding			Options exercisable
	Weighted
	average		Weighted		Weighted
	remaining	Fair value	average		average
Number	contractual	per share	exercise	Number	exercise
outstanding	life	at grant date	price	exercisable	price
			(RMB)		(RMB)

1,338,753	4.875	RMB0.297(HK$0.286)	26	1,338,753	26
496,967	6.167	RMB40.42 (US$4.896)	71	372,913	71
277,429	9.099	RMB11.63 (US$1.619)	22	—	—

2,113,149	5.733		36	1,711,666	36

As of December 31, 2008, the unrecognized share-based compensation cost related to options was approximately RMB2,150 and is expected to be recognized over a weighted-average vesting period of 2.80 years. As of December 31, 2008, the unrecognized share-based compensation cost related to nonvested share-based compensation arrangements was approximately RMB3,802 and is expected to be recognized over a weighted-average vesting period of 3.08 years.
The amounts of share-based compensation attributable to cost of revenues, sales and marketing, general and administrative expenses, and research and development included in those line items in the consolidated statements of operations are as follows:

	Year Ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Cost of revenues	1,039	126	287
Sales and marketing	3,371	628	1,633
General and administrative	4,074	1,145	3,789
Research and development	1,843	27	1,162

Total share-based compensation expense	10,327	1,926	6,871

In 2008, 800,000 of the Company’s ordinary shares were reserved for future share option exercises, of which 6,186 shares were issued during the year.
16.	COMMITMENTS
The Company has operating lease agreements principally for its office properties in the PRC. The leases have remaining terms ranging from 12 to 24 months and are renewable subject to negotiation. Rental expense was RMB7,552, RMB11,699 and RMB7,955, for the years ended December 31, 2006, 2007 and 2008, respectively.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In thousands, except share and share-related data)
16.	COMMITMENTS — continued
Future minimum lease payments under non-cancellable operating lease agreements at December 31, 2008 are as follows:

RMB

Year ending December 31:
2009	1,560
2010	100

Total	1,660

The Company has entered into franchise agreements to undertake marketing, distribution and service activities. Under these agreements, the Company is obligated to provide advertising, training and telephone support associated with its software licenses and products. The Company did not have any significant outstanding obligation and commitment at December 31, 2008.
17.	SEGMENT INFORMATION
Before 2007, the Company had three operating segments: enterprise software segment, software development services segment, and computer hardware sales segment. The enterprise software segment is engaged in the development, distribution and sale of software products, the provision of customer maintenance services to end-users, and the research and development of new enterprise software. The software development services segment is responsible for the development and integration of software in accordance with the customers’ specifications and requirements. The computer hardware sales segment is engaged in the sale of computer hardware and accessories. These three segments are all under the Company’s business to government (“B2G”) division.
In the second quarter of 2007, the Company completed the acquisition of Ample Spring and Baichuan Tongda, a vertical search engine services provider, and formally launched the Company’s B2B search services and services platform, tootoo.com. As a result, the Company added a new operating segment, (i.e., B2B), which provides online business-to-business search services by selling keywords to improve the customers’ rankings in search results on the Company’s marketplaces.
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
The Company’s chief operating decision maker is the Chief Executive Officer. Segment information provided to the chief operating decision maker is prepared using the accounting principles and the relevant financial regulations applicable to enterprises with foreign investment as established by the Ministry of Finance in the PRC (“PRC GAAP”). The principal differences between the PRC GAAP and US GAAP as they relate to the Company are primarily (i) revenue recognition from the sale of enterprise software, (ii) the classification of the PRC value added tax refund, and (iii) the recognition of share-based compensation expenses.
The Company’s reportable segments offer different products and services. Each reportable segment is assigned a member of senior management who has knowledge about the products and services, specific operational risks, and opportunities associated with the segment.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In thousands, except share and share-related data)
17.	SEGMENT INFORMATION — continued
The following is a summary of financial information relating to each segment expressed under PRC GAAP:

	Year Ended December 31, 2006
	Enterprise software	Software
	and related customer	development	Computer
	maintenance service	services	hardware sales	Total
	RMB	RMB	RMB	RMB

Net revenues from external customers	73,123	23,084	398	96,605
Net revenues from related parties	11,450	12,933	—	24,383

Gross profit	84,573	20,251	264	105,088

	Year Ended December 31, 2007
	Enterprise software	Software	Computer
	and related customer	development	hardware
	maintenance service	services	sales	B2B	Total
	RMB	RMB	RMB	RMB	RMB

Net revenues from external customers	52,481	25,642	—	489	78,612
Net revenues from related parties	8,241	—	—	—	8,241

Gross profit (loss)	60,848	7,894	—	(4,620)	64,122

	Year ended December 31, 2008
	Enterprise software	Software
	and related customer	development		All
	maintenance service	services	B2B	other	Total
	RMB	RMB	RMB	RMB	RMB

Net revenues from external customers	67,315	19,458	2,496	94	89,363
Net revenues from related parties	14,387	—	—	—	14,387

Gross profit (loss)	82,024	7,035	(17,211)	18	71,866

The Company does not allocate operating expenses to individual segments when making decisions about allocating resources to the segments and assessing their performance.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In thousands, except share and share-related data)
17.	SEGMENT INFORMATION — continued
The following is a reconciliation of the amounts presented for reportable segments under PRC GAAP to the consolidated totals reported under US GAAP:

	Years Ended December 31,
	2006	2007	2008
	RMB	RMB	RMB

Net revenues from external customers under PRC GAAP	96,605	78,612	89,363
U.S. GAAP adjustments:
Differences in the timing of revenue recognition	11,455	11,346	353
PRC value added tax refund	7,549	3,995	2,846

Total net revenues from external customers under US GAAP	115,609	93,953	92,562

Net revenues from related parties under PRC GAAP	24,383	8,241	14,387
U.S. GAAP adjustments:
Differences in the timing of revenue recognition	10,304	912	—
PRC value added tax refund	2,952	352	64

Total net revenues from related parties under US GAAP	37,639	9,505	14,451

Gross profit under PRC GAAP	105,088	64,122	71,866
U.S. GAAP adjustments:
Differences in the timing of revenue recognition	21,759	12,258	353
PRC value added tax refund	10,501	4,347	2,910
Share-based compensation expenses	(1,039)	(126)	(322)

Gross profit under US GAAP	136,309	80,601	74,807

Operating expenses	(109,357)	(375,388)	(282,721)
Government subsidies	705	1,015	—

Income (loss) from operations	27,657	(293,772)	(207,914)
Interest income	19,302	13,885	7,026
Gains on disposal of available-for-sale securities	—	43,546	9,866
Gains from disposal of investment under cost method	—	—	2,187
Other income	—	—	358

Income (loss) before income tax expense	46,959	(236,341)	(188,477)

The Company does not allocate assets to individual segments when making decisions about allocating resources to the segments and assessing their performance.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In thousands, except share and share-related data)
18.	MAJOR CUSTOMERS
Details of customers accounting for 10% or more of net revenues are as follows:

	Years Ended December 31,
Customer	2006	2007	2008
A	11%	*	*
B	*	17%	13%
C	*	23%	21%
D	14%	*	*

*	Represents less than 10% of total net revenue.
19.	EMPLOYEE BENEFIT PLANS
Employees of the Company located in the PRC other than Hong Kong are covered by the retirement plans defined by local practice and regulations, which are essentially defined contribution schemes. The calculation of contributions for the eligible employees is based on 20% of the applicable payroll costs. Certain employees of the Company who are located in Hong Kong have joined the Mandatory Provident Fund (“MPF”) Scheme which is also a defined contribution scheme. The contribution to the MPF Scheme is calculated based on the rules set out in the MPF Ordinance in Hong Kong which is 5% of the relevant income of the employee with a specific ceiling. The expenses recorded by the Company related to these defined contribution schemes were RMB4,587, RMB5,029, and RMB4,884 for the years ended December 31, 2006, 2007, and 2008, respectively.
In addition, the Company is required by law to contribute approximately 10%, 1%, and 1.1% of applicable salaries of certain employees for medical, unemployment benefits, and workers compensation, respectively. The PRC government is directly responsible for the payments of the benefits to these employees. The amounts contributed were RMB2,889, RMB3,219, and RMB3,299 for the years ended December 31, 2006, 2007, and 2008, respectively.
20.	CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION
As stipulated by the relevant laws and regulations in the PRC, the Company’s subsidiaries and VIEs in the PRC are required to maintain a non-distributable statutory surplus reserve. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of profit after taxes as reported in these entities’ statutory financial statements prepared under PRC GAAP. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the general reserve is accumulated to 50% of these entities registered capital, these entities can choose not to provide additional reserves. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and an increase in the registered capital of these entities. Amounts contributed to the statutory reserve were RMB64,831 and RMB65,736 as of December 31, 2007 and 2008, respectively.
The general reserve is used to offset future extraordinary losses. The subsidiaries may, upon a resolution of the shareholders, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employees of the subsidiaries. The enterprise expansion reserve is used for the expansion of the subsidiaries’ operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of retained earnings determined according to PRC laws and may not be distributed. According to the decision made by the Board of Directors in January 2007, RMB18,734 was appropriated from retained earnings to the statutory reserves by Ninetown’s subsidiaries in the PRC. RMB17,544 and RMB905 were appropriated from net income to statutory reserves by Ninetown’s subsidiaries in the PRC for the years ended December 31, 2007 and 2008 respectively.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In thousands, except share and share-related data)
20.	CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION — continued
Relevant PRC Statutory laws and regulations permit payments of dividends by Ninetown’s PRC subsidiaries and VIEs only from their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the general reserve requires annual appropriations of 10% of after-tax profit to be set as aside prior to the payment of dividends. As a result of these PRC laws and regulations, the Company’s PRC subsidiary and VIEs are restricted in their abilities to transfer funds to the Company in the form of dividends, loans or advances. Total restricted net assets of the Company’s consolidated PRC subsidiaries and VIEs were RMB540,079 and RMB540,984 in 2007 and 2008.
21.	SUBSEQUENT EVENTS
In March 2009, in consideration of the continuing deterioration of the global economic environment and international trade conditions, the Company thoroughly reviewed its overall B2B strategy and announced the decision to wind down the B2B services.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
BALANCE SHEETS
(In thousands, except share and per share data)

	Years Ended December 31,
	2007	2008	2008
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	33,354	104,704	15,346
Prepaid expenses and other current assets	5,754	818	120
Amounts due from subsidiaries	652,181	525,631	77,044

Total current assets	691,289	631,153	92,510
Investments in subsidiaries	385,162	281,367	41,241

TOTAL ASSETS	1,076,451	912,520	133,751

LIABILITIES AND SHAREHOLDERS’ EQUITY

Other payables	3,443	4,614	676
Amounts due to subsidiaries	104	7,726	1,133

Total current liabilities	3,547	12,340	1,809

Shareholders’ equity:
Ordinary shares, par value RMB0.027 (HK$0.025) per share:
8,000,000,000 shares authorized; 34,991,834 shares issued and outstanding in 2007 and 34,998,020 shares issued and outstanding in 2008, respectively	926	926	136
Additional paid-in capital	873,568	880,581	129,070
Retained earnings	210,176	40,564	5,945
Accumulated other comprehensive loss	(11,766)	(21,891)	(3,209)

Total shareholders’ equity	1,072,904	900,180	131,942

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,076,451	912,520	133,751

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (CONTINUED)
STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Years Ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$

Selling and marketing expenses	—	—	(2,654)	(389)
General and administrative expenses	(20,509)	(21,682)	(27,030)	(3,962)

Loss from operations	(20,509)	(21,682)	(29,684)	(4,351)
Interest income	5,504	2,334	364	53
Loss before equity in earnings of subsidiaries	(15,005)	(19,348)	(29,320)	(4,298)
Equity in earnings (losses) of subsidiaries	60,933	(211,183)	(140,292)	(20,563)

Net income (loss)	45,928	(230,531)	(169,612)	(24,861)

Net income (loss) per share
Basic	1.32	(6.59)	(4.85)	(0.71)

Diluted	1.30	(6.59)	(4.85)	(0.71)

Weighted average shares used in computation:
Basic	34,773,005	34,966,830	34,997,505	34,997,505

Diluted	35,368,882	34,966,830	34,997,505	34,997,505

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)
STATEMENTS OF SHAREHOLDERS’ EQUITY AND
COMPREHENSIVE INCOME (LOSS)
(In thousands, except share and per share data)

											Accumulated
								Retained			other			Comprehen-
				Additional				Earnings			comprehensive			sive
	Ordinary shares			paid-in		Treasury	Shares	(accumulated			(loss)			(loss)
	Shares	Amount		Capital		Shares	Amount	deficit)			Income	Total		Income
		RMB		RMB			RMB	RMB			RMB	RMB		RMB
Balance as of January 1, 2006	34,991,834		926		861,315	(315,226)	(8,196)		395,415		(3,095)		1,246,365	—
Issuance of ADR shares for the exercise of employee share options	—		—		—	267,364	6,928		—		—		6,928	—
Employee share options compensation	—		—		10,327	—	—		—		—		10,327	—
Net income	—		—		—	—	—		45,928		—		45,928	45,928
Foreign currency translation adjustments	—		—		—	—	—		—		(4,568)		(4,568)	(4,568)

														41,360

Balance as of December 31, 2006	34,991,834		926		871,642	(47,862)	(1,268)		441,343		(7,663)		1,304,980	—
Cumulative effect of unrecognized tax benefit on adoption of FIN 48	—		—		—	—	—		(636)		—		(636)	—
Issuance of ADR shares for the exercise of employee share options	—		—		—	47,862	1,268		—		—		1,268	—
Net income/(loss)	—		—		—	—	—		(230,531)		—		(230,531)	(230,531)
Foreign currency translation adjustments	—		—		—	—	—		—		(6,977)		(6,977)	(6,977)
Employee share options compensation	—		—		1,926	—	—		—		—		1,926	—
Unrealized gain on available-for-sale securities	—		—		—	—	—		—		2,874		2,874	2,874

														(234,634)

Balance as of December 31, 2007	34,991,834		926		873,568	—	—		210,176		(11,766)		1,072,904	—
Issuance of ADR shares for the exercise of employee share options	6,186		—		142	—	—		—		—		142	—
Net loss	—		—		—	—	—		(169,612)		—		(169,612)	(169,612)
Foreign currency translation adjustments	—		—		—	—	—		—		(7,000)		(7,000)	(7,000)
Employee share options compensation	—		—		6,871	—	—		—		—		6,871	—
Unrealized loss on available-for-sale securities	—		—		—	—	—		—		(3,125)		(3,125)	(3,125)

														(179,737)

Balance as of December 31, 2008	34,998,020		926		880,581	—	—		40,564		(21,891)		900,180

		US$	136	US$	129,070	—	—	US$	5,945	US$	(3,209)	US$	131,942

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (CONTINUED)
STATEMENTS OF CASH FLOWS
(In thousands, except share and per share data)

	Years Ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	45,928	(230,531)	(169,612)	(24,861)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity in earnings of subsidiaries	(60,933)	211,183	140,292	20,563
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(8,889)	2,673	6,406	939
Other payables	1,305	(1,084)	1,508	221
Amounts due to subsidiaries	(516)	104	7,628	1,118

Net cash used in operating activities	(23,105)	(17,655)	(13,778)	(2,020)

Cash flows from investing activities:
(Increase) decrease in amounts due from subsidiaries	(45,857)	(19,462)	88,580	12,983

Net cash (used in) provided by investing activities	(45,857)	(19,462)	88,580	12,983
Cash flows from financing activities:
Exercise of share options	6,928	1,268	—	—

Net cash provided by financing activities	6,928	1,268	—	—

Effect of exchange rate changes on cash	(3,519)	(4,386)	(3,452)	(506)

Net (decrease) increase in cash and cash equivalents	(65,553)	(40,235)	71,350	10,457
Cash and cash equivalents at the beginning of the year	139,142	73,589	33,354	4,889

Cash and cash equivalents at the end of the year	73,589	33,354	104,704	15,346

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
Notes to Schedule I:
Basis of preparation
The parent-company only condensed financial information of Ninetowns is prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that Ninetowns uses the equity method to account for its investments in subsidiaries.
Amounts due from and due to subsidiaries
Amounts due from subsidiaries represents amounts loaned to subsidiaries for their investments in the Company’s PRC subsidiaries. Amounts due from subsidiaries are non-interest bearing, unsecured and do not have specified payment terms. Amounts due to subsidiaries are payable within one year.
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

Exhibit
Number	Description
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

4.39*	Translation of Renewal Agreement of Extension 2 dated June 6, 2006 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.
4.40*	Translation of Renewal Agreement of Extension 2 dated December 18, 2006 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.
4.41*	Translation of Renewal Agreement of Extension 2 dated March 20, 2007 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.
4.42*	Translation of Renewal Agreement of Extension 3 dated November 27, 2006 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.
4.43*	Translation of Renewal Agreement of Extension 3 dated March 20, 2007 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.

Exhibit
Number	Description
4.44*	Translation of Renewal Agreement of Extension 4 dated December 15, 2006 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.
4.45*	Translation of Renewal Agreement of Extension 4 dated March 20, 2007 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.
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

Exhibit
Number		Description
4.68	*
Translation of Software Development Contract for Electronic Business Integrated Service Platform dated June 28, 2005 between Beijing Regard Technology Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd. (incorporated by reference to Exhibit 4.56 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2006)

4.69	*
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

4.70	*
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

4.71	*
Investor’s Rights Agreement dated October 19, 2006, among Beprecise Investments Limited, Global Market Group Limited, Global Market Group (Asia) Limited, Global Market (Guangzhou) Co., Ltd., Pan Weijia and Pan Weinan

4.72	*
Share and Purchase Agreement dated April 9, 2007, among Ixworth Enterprises Limited, Beijing Ninetowns Network and Software Co., Ltd., Fan Hui Yang, Zhi Sheng Limited, Ample Spring Holdings Limited, Beijing Baichuan Tongda Science and Technology Development Co., Ltd., Zhou Peiji and Zhou Lijun

4.73	*	Shareholders Agreement dated April 26, 2007, among Ixworth Enterprises Limited, Fan Hui Yang, Zhi Sheng Limited and Ample Spring Holdings Limited
†4.74	*
Translation of Software Copyright Assignment Agreement dated November 10, 2006 between Department Service Center of Dongguan Entry-Exit Inspection and Quarantine Bureau and Beijing Ninetowns Ports Software and Technology Co., Ltd.

4.75	*
Amendment to Share Purchase and Subscription Agreement dated December 22, 2007, among Ixworth Enterprises Limited, Beijing Ninetowns Network and Software Co., Ltd., Fan Hui Yang, Zhi Sheng Limited, Ample Spring Holdings Limited, Beijing Baichuan Tongda Science and Technology Development Co., Ltd., Zhou Peiji and Zhou Lijun.

4.76	*
Translation of Pre-sale Contract for Commodity House in Beijing Municipality dated June 25 2007 between Beijing Hengfu Plaza Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.

4.77	*	Translation of Sale Contract for Commodity House dated September 19, 2007 between Guangzhou Hejing Real Estate Development Co., Ltd. and Guangdong Ninetowns Technology Co., Ltd.
4.78
Translation of Construction Land Use Right Grant Contract dated October 30, 2008 between Beijing Ninetowns Software Co., Ltd. and Beijing Land Resource Bureau, Economic Technological Development Area Branch

4.79
Translation of Supplemental Agreement to Construction Land Use Right Grant Contract dated October 30, 2008 between Beijing Ninetowns Software Co., Ltd. and Beijing Land Resource Bureau, Economic Technological Development Area Branch

†4.80
Translation of Franchise Agreement relating to “Ninetowns Network Quality Supervision Software v1.0” software dated August 1, 2008 between Beijing Ninetowns Network and Software Co., Ltd. and Beijing Ninetowns Zhi Fang Software and Technology Co., Ltd.

†4.81
Translation of Franchise Agreement relating to “Ninetowns Network Quality Supervision Software v1.0” software dated August 1, 2008 between Beijing Ninetowns Network and Software Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd.

†4.82
Translation of Franchise Agreement relating to “Ninetowns Network Quality Supervision Software v1.0” software dated August 1, 2008 between Beijing Ninetowns Network and Software Co., Ltd. and Beijing Ninetowns Xin He Software Technology Co., Ltd.

†4.83
Translation of Franchise Agreement relating to “Ninetowns Network Quality Supervision Software v1.0” software dated August 1, 2008 between Beijing Ninetowns Network and Software Co., Ltd. and Guangzhou Ninetowns Wang Li Software Co., Ltd.

†4.84
Translation of Franchise Agreement relating to “iDeclare V5.0” software dated August 1, 2008 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software and Technology Co., Ltd.

†4.85
Translation of Franchise Agreement relating to “iDeclare V5.0” software dated August 1, 2008 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd.

Exhibit
Number		Description
†4.86
Translation of Franchise Agreement relating to “iDeclare V5.0” software dated August 1, 2008 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Xin He Software Technology Co., Ltd.

†4.87
Translation of Franchise Agreement relating to “iDeclare V5.0” software dated August 1, 2008 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Guangzhou Ninetowns Wang Li Software Co., Ltd.

8.1		Subsidiaries of Ninetowns Internet Technology Group Company Limited
11.1	*
Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2005)

11.2	*
Code of Ethics for Chief Executive Officer and Senior Financial Officers (incorporated by reference to Exhibit 11.2 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2005)

12.1		Certification of Chief Executive Officer pursuant to SEC Rule 13a-14(a)
12.2		Certification of Chief Financial Officer pursuant to SEC Rule 13a-14(a)
13.1		Certification of Chief Executive Officer pursuant to SEC Rule 13a-14(b)
13.2		Certification of Chief Financial Officer pursuant to SEC Rule 13a-14(b)
15.1		Consent of GHP Horwath, P.C.
15.2		Consent of Conyers Dill & Pearman
15.3		Consent of Commerce & Finance Law Offices

*	Previously filed with the relevant Registration Statement on Form F-1, with the relevant Annual Report on Form 20-F or with the relevant Periodic Report on Form 6-K.

†	Certain portions of this Exhibit have been omitted based upon a request for confidential treatment. The omitted portions have been separately submitted to the Securities and Exchange Commission.

Signatures
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf on this 24th day of June, 2009.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
By:	/s/ Shuang Wang
	Name:	Shuang Wang
	Title:	Chief Executive Officer