Form 20-F
period 2009-12-31
NINETOWNS INTERNET TECHNOLOGY GROUP CO LTD
filed 2010-06-30
CIK 1285735

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued	Other ☐
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
☐ Yes ☐ No

Page

Item 1. Identity of Directors, Senior Management and Advisors	1

Item 2. Offer Statistics and Expected Timetable	1

Item 3. Key Information	1

Item 4. Information on the Company	29

Item 4A. Unresolved Staff Comments	55

Item 5. Operating and Financial Review and Prospects	56

Item 6. Directors, Senior Management and Employees	75

Item 7. Major Shareholders and Related Party Transactions	87

Item 8. Financial Information	89

Item 9. The Offering and Listing	90

Item 10. Additional Information	92

Item 11. Quantitative and Qualitative Disclosures About Market Risk	101

Item 12. Description of Securities Other than Equity Securities	101

Item 13. Defaults, Dividend Arrearages and Delinquencies	102

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	102

Item 15. Controls and Procedures	102

Item 16A. Audit Committee Financial Expert	103

Item 16B. Code of Ethics	104

Item 16C. Principal Accountant Fees and Services	104

Item 16D. Exemptions from the Listing Standards for Audit Committee	104

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	104

Item 16F. Change in Registrant’s Certifying Accountant	105

Item 16G. Corporate Governance	106

Item 17. Financial Statements	107

Item 18. Financial Statements	107

Item 19. Exhibits	107

Exhibit 4.88
Exhibit 4.89
Exhibit 4.90
Exhibit 4.91
Exhibit 4.92
Exhibit 4.93
Exhibit 4.94
Exhibit 4.95
Exhibit 4.96
Exhibit 4.97
Exhibit 8.1
Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 13.2
Exhibit 15.1
Exhibit 15.2
Exhibit 15.3
Exhibit 15.4

i

Introduction
This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2007, 2008 and 2009, and as of December 31, 2008 and 2009. References to “2007,” “2008,” “2009”, “2010” and “2011” are, where appropriate, references to the years ended or ending December 31, 2007, 2008, 2009, 2010 and 2011, respectively.
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
Item 2. Offer Statistics and Expected Timetable.
Not applicable.
Item 3. Key Information.
A. Selected financial data
The following table shows selected consolidated financial information and other data for our business. You should read the following information in conjunction with Item 5 of this annual report, “Operating and Financial Review and Prospects.” The statement of operations data and cash flow data for the years ended December 31, 2007, 2008 and 2009, and the balance sheet data as of December 31, 2008 and 2009, are derived from our audited consolidated financial statements and related notes thereto, which are included in this annual report beginning on page F-1. These audited consolidated financial statements and the related notes thereto have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.
The statement of operations data for 2005 and 2006, and the balance sheet data as of December 31, 2005, 2006 and 2007, are derived from our audited consolidated financial statements which have not been included in this annual report.

In thousands, except per share and	For the years ended December 31,
per ADS data	2005	2006	2007	2008	2009	2009(1)
	RMB	RMB	RMB	RMB	RMB	US$

Statement of operations data:
Total net revenues:
Enterprise software and related customer maintenance services	203,488	116,833	77,327	84,965	58,387	8,554
Software development services	35,700	36,017	25,642	19,458	17,363	2,544
Computer hardware sales	678	398	—	—	—	—
Food sales and services	—	—	—	94	18,004	2,637

	239,866	153,248	102,969	104,517	93,754	13,735

Cost of revenues:
Enterprise software and related customer maintenance services	(495)	—	—	—	—	—
Software development services	(18,192)	(16,805)	(17,748)	(12,423)	(11,552)	(1,692)
Computer hardware sales	(482)	(134)	—	—	—	—
Food sales and services	—	—	—	(76)	(17,046)	(2,498)

	(19,169)	(16,939)	(17,748)	(12,499)	(28,598)	(4,190)

In thousands, except per share and	For the years ended December 31,
per ADS data	2005	2006	2007	2008	2009	2009(1)
	RMB	RMB	RMB	RMB	RMB	US$

Gross profit	220,697	136,309	85,221	92,018	65,156	9,545
Operating expenses:
Selling and marketing	(25,752)	(13,604)	(32,379)	(21,942)	(17,369)	(2,546)
General and administrative	(49,538)	(65,928)	(73,636)	(75,523)	(62,877)	(9,212)
Research and development	(11,249)	(29,825)	(25,026)	(18,566)	(17,373)	(2,545)
Allowance for doubtful accounts, net	—	—	(22,395)	(2,881)	(26,259)	(3,847)

In thousands, except per share and	For the years ended December 31,
per ADS data	2005	2006	2007	2008	2009	2009(1)
	RMB	RMB	RMB	RMB	RMB	US$

Impairment of goodwill	—	—	(193,570)	—	—	—

Total operating expenses	(86,539)	(109,357)	(347,006)	(118,912)	(123,878)	(18,150)
Government subsidies	447	705	1,015	—	—	—

Income (loss) from operations	134,605	27,657	(260,770)	(26,894)	(58,722)	(8,605)
Interest income	17,625	19,302	13,885	7,026	4,280	627
Gain on sales of short-term investments	—	—	43,546	9,866	35,474	5,196
Change in fair value of marketable options	—	—	—	—	27,684	4,056
Gain from disposal of investment under cost method	—	—	—	2,187	—	—
Other income	—	—	—	358	3,974	582

Income (loss) before income tax and non-controlling interests	152,230	46,959	(203,339)	(7,457)	12,690	1,856
Income tax expense	(626)	(1,031)	(3,130)	(836)	(4,100)	(601)

Income (loss) from continuing operations before non-controlling interests	151,604	45,928	(206,469)	(8,293)	8,590	1,255

Loss from discontinued operations, net of tax	—	—	(30,115)	(166,802)	(7,347)	(1,076)

Net income (loss)	151,604	45,928	(236,584)	(175,095)	1,243	179

Attributable to non-controlling interests-discontinued operations	—	—	6,053	5,483	89	13

Attributable to the Company	151,604	45,928	(230,531)	(169,612)	1,332	192

Income (loss) from continuing operations per share:
Basic	4.39	1.32	(5.90)	(0.24)	0.25	0.04

Diluted	4.25	1.30	(5.90)	(0.24)	0.25	0.04

Income (loss) from discontinued operations per share:
Basic	—	—	(0.69)	(4.61)	(0.21)	(0.03)

Diluted	—	—	(0.69)	(4.61)	(0.21)	(0.03)

Income (loss) per share and ADS:
Basic	4.39	1.32	(6.59)	(4.85)	0.04	0.01

Diluted	4.25	1.30	(6.59)	(4.85)	0.04	0.01

Cash flow data:
Net cash provided by (used in) operating activities	146,372	40,832	(2,941)	(33,881)	(26,478)	(3,879)
Net cash (used in) provided by investing activities	(110,851)	(176,483)	57,193	(37,366)	(76,858)	(11,260)
Net cash provided by financing activities	2,044	6,328	1,268	—	—	—

In thousands, except share,	As of December 31,
per share and per ADS data	2005	2006	2007	2008	2009	2009(1)
	RMB	RMB	RMB	RMB	RMB	US$

Balance sheet data:
Cash and cash equivalent	731,474	598,648	649,863	576,642	473,448	69,361
Restricted cash	—	—	853	670	790	116
Trade receivables, net of allowance for doubtful accounts, from:
external customers	17,459	18,775	31,096	27,938	12,452	1,824
related parties	29,752	28,330	6,350	6,005	5,669	830
Term deposits	207,000	307,209	26,000	28,000	25,000	3,663
Total assets	1,345,773	1,365,289	1,171,180	953,325	979,591	143,511
Deferred revenue	67,886	26,383	32,472	21,392	10,453	1,531
Total liabilities	98,808	60,309	92,793	53,145	57,255	8,388
Total equity of the Company	1,246,365	1,304,980	1,072,904	900,180	922,425	135,136
Number of ordinary shares outstanding (2)	34,991,834	34,991,834	34,991,834	35,791,834	35,791,834	35,791,834

(1)	For the convenience of the reader, RMB amounts are expressed in U.S. dollars at the rate of RMB6.8259 to US$1.00, the noon buying rate in effect on December 31, 2009 as quoted by the Federal Reserve Bank of New York.

(2)	In 2008, 800,000 of the Company’s ordinary shares were converted into American Depositary Shares to facilitate our employees’ cashless exercise of vested stock options and non-vested shares. Stock options for 6,186 ordinary shares were exercised in 2008. 120,536 previously non-vested shares became vested in 2009.

(3)	Certain reclassifications of previous reported amounts have been made to conform to the current period presentation. These reclassifications are primarily due to the presentation of discontinued business-to-business operations.
Exchange rate information
Our business is primarily conducted in China and denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at a specific rate solely for the convenience of the reader. The translation of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8259 to US$1.00, the noon buying rate in effect as of December 31, 2009. We make no representation that any Renminbi amounts could have been, or could be, converted into U.S. dollars at any particular rate, the rates stated below, or at all. In addition, such translations should not be construed to be the amounts that would have been reported under U.S. GAAP. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.
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

	Noon Buying Rate
	Period End	Average (1)	Low	High
	(RMB per US$1.00)

2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1936	8.2765	8.0702
2006	7.8041	7.9723	8.0702	7.8041
2007	7.2946	7.6058	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010
January	6.8268	6.8269	6.8295	6.8258
February	6.8258	6.8285	6.8330	6.8258
March	6.8258	6.8262	6.8254	6.827
April	6.8247	6.8256	6.8229	6.8275
May	6.8305	6.8275	6.8245	6.831
June(2)	6.8267	6.8298	6.8267	6.8323

(1)	Annual and monthly averages are calculated using the average of the daily rates during the relevant period.

(2)	For the period to and including June 18, 2010.

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
Sales of our enterprise software and related customer maintenance services and software development services that are either used by the State Administration for Quality Supervision and Inspection and Quarantine of the PRC, or the PRC Inspections Administration, or by regional PRC inspection and quarantine bureaus, have accounted for substantially all of our total net revenues. We expect that, in the near future, we will continue to generate a substantial portion of our total net revenues through (i) sales of enterprise software and related customer maintenance services and (ii) software development services that will be used in connection with the PRC Inspections Administration filings. Net revenues from sales of enterprise software and related customer maintenance services for PRC Inspections Administration filings accounted for 75.1%, 81.3% and 62.3% of our total net revenues in 2007, 2008 and 2009, respectively.
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
In August 2005, the PRC Inspections Administration selected our company as the winning bidder in connection with the PRC Inspections Administration’s request for proposals for the development of a software product that has certain basic functionalities similar to those of iDeclare.CIQ and iProcess.CIQ. The PRC Inspections Administration agreed to pay a one-time fee of RMB3.3 million to purchase the ownership of the software product that we developed. In February 2006, the PRC Inspections Administration commenced the distribution of the software products that our company developed, free-of-charge to end-users. As certain basic functionalities of the newly developed software products are similar to those of iDeclare.CIQ and iProcess.CIQ, the provision of such software products free-of-charge by the PRC Inspections Administration has had a material adverse effect on our results of operations and on our future profitability. For example, we sold, together with our franchisees, approximately 2,200, 1,000, 400 and 210 software packages of iDeclare.CIQ during the first quarter of 2007, 2008, 2009 and 2010, respectively.
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
We generated a significant portion of our total net revenues from the sales of our enterprise software and related customer maintenance services, and the provision of software development services in 2009. Currently, we are in the process of expanding our business focus from the development of software products and the provision of software development services to other potential business ventures. Such expansion includes selective investment and acquisition opportunities in various industries, including real estate, consumer goods, healthcare and retail businesses. We anticipate that a material portion of our net revenue in the future will be derived from businesses that are not directly related to sales of our enterprise software and related customer maintenance services or the provision of software development services.
From 2006 to 2008, we focused on developing our business-to-business, or B2B, business and strategy. We launched our new B2B vertical search platform, tootoo.com in May 2007 through which we offered our B2B business and services. In March 2009, we announced our decision to wind down our B2B business in light of the recent major changes in the global economic environment.

In 2009, we expanded our research and development initiatives to focus on the development of our business-to-consumer, or B2C, e-commerce platform. In April 2010, we began offering our B2C e-commerce food and household products platform through our web portal, www.tootoo.cn, on a trial basis in the Beijing metropolitan area. In addition, we focused on guaranteeing delivery of fresh produce from our warehouses directly to our customers located in a particular residential community in Beijing.
As our B2C business is currently under development, we may not successfully introduce it as one of our primary businesses. We do not have a significant operating history with respect to our B2C business upon which you can evaluate our business and prospects. Furthermore, as part of our operation and expansion, we need to continue to develop and improve our staff training, financial and management controls and our reporting systems and procedures. We cannot assure you that we will be able to efficiently or effectively manage or grow our new businesses, and any failure to do so may limit our future growth and materially and adversely affect our business, financial condition and results of operations.
Our significant shareholders, related parties and management personnel have potential conflicts of interest with us, which may result in their taking corporate actions which you may not believe to be in your best interests or in the best interests of our company.
As of May 31, 2010, Shuang Wang, our Chief Executive Officer and a director of our company, or Mr. Wang, and Min Dong, our Senior Vice President of Legal Affairs, Administration and Human Resources and the spouse of Mr. Wang, or Ms. Dong, beneficially own 18.01% of our ordinary shares. Mr. Wang and Ms. Dong will have substantial influence over the management and policies of our company and the outcome of most corporate actions. In addition, we understand from publicly available information that Mr. Yong Ping Duan, or Mr. Duan, and Technology Pioneer Corp., or Technology Pioneer, beneficially own 19.76% and 8.58% of our American Depositary Shares, or ADSs, respectively. Mr. Duan and Technology Pioneer will also have substantial influence over the outcome of most corporate actions. As a result, Mr. Wang, Ms. Dong, Mr. Duan and Technology Pioneer have the power to take corporate actions which other shareholders may not believe are in their best interests or in the best interests of our company. There can be no assurance that Mr. Wang, Ms. Dong, Mr. Duan and Technology Pioneer will not cause our company to take such corporate actions.
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

We derived RMB2.9 million, RMB2.5 million and RMB2.3 million (US$0.3 million), or 2.8%, 2.4% and 2.4% of our total net revenues in 2007, 2008 and 2009, respectively, from Shenzhen Ninetowns Enke Software Technology Co., Ltd., or Ninetowns Enke, which is our related party and also one of our franchisees. We derived RMB6.4 million, RMB12.0 million and RMB9.3 million (US$1.4 million), or 6.2%, 11.5% and 9.9% of our total net revenues in 2007, 2008 and 2009, respectively, from Guangzhou Ninetowns Wang Li Software Co., Ltd., or Ninetowns Wang Li, which is our related party and also one of our franchisees.
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
We have provided software development services to iTowNet since April 2002. In addition, we provide software development services either directly, or indirectly as a sub-contractor for eGrid Technology Ltd., or eGrid, to iTowNet. Net revenues from the provision of software development services, either directly to iTowNet or indirectly to iTowNet through eGrid, accounted for approximately 8.4% of our total net revenues and 35.9% of our net revenues from the provision of software development services in 2006. However, we did not derive any revenue from iTowNet and eGrid in 2007 and 2008 and only derived RMB0.4 million from iTowNet in 2009. As a result, we expect the demand for our software development services to decline over time.
A significant portion of our total net revenues are generated by our major customers, and the loss of all or part of our net revenues from any of these customers would result in a decline in our total net revenues and a significant increase in our sales and marketing expenditures.
As of May 31, 2010, we have franchise agreements with our four franchisees including (i) Beijing Ninetowns Zhi Fang Software Technology Co., Ltd., or Ninetowns Zhi Fang, (ii) Beijing Ninetowns Xin He Software Technology Co., Ltd., or Ninetowns Xin He, (iii) Ninetowns Wang Li and (iv) Ninetowns Enke, who as a result of their purchases of enterprise software and related customer maintenance services for distribution to end-users, are also four of our largest customers. We currently do not have any distributor.
•	Our net revenues from sales of our enterprise software and related customer maintenance services from Ninetowns Zhi Fang were RMB17.6 million, RMB18.5 million and RMB16.9 million (US$2.5 million), which represented 17.1%, 17.7% and 18.1% of our total net revenues for 2007, 2008 and 2009, respectively.
•	Our net revenues from sales of our enterprise software and related customer maintenance services from Ninetowns Xin He were RMB23.8 million, RMB21.3 million and RMB17.4 million (US$2.6 million), which represented 23.1%, 20.3% and 18.6% of our total net revenues for 2007, 2008 and 2009, respectively.

•	Our net revenues from sales of our enterprise software and related customer maintenance services from Ninetowns Wang Li were RMB6.4 million, RMB12.0 million and RMB9.3 million (US$1.4 million), which represented 6.2%, 11.5% and 9.9% of our total net revenues for 2007, 2008 and 2009, respectively.
•	Our net revenues from sales of our enterprise software and related customer maintenance services from Ninetowns Enke were RMB2.9 million, RMB2.5 million and RMB2.3 million (US$0.3 million) or 2.8%, 2.4% and 2.4% of our total net revenues in 2007, 2008 and 2009, respectively.
To our knowledge, none of our franchisees are PRC government agencies.
eGrid and iTowNet have historically been our two largest customers for software development services, but revenues from eGrid and iTownet have been insignificant since 2007. To our knowledge, iTowNet and eGrid are not PRC government agencies, but iTowNet is 51.0% owned by the PRC Inspections Administration.
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
As of December 31, 2009, our total net trade receivables amounted to approximately RMB18.1 million (US$2.7 million), of which our net trade receivables from related parties amounted to RMB5.7 million (US$0.8 million). Our total net trade receivables as of December 31, 2009 represented approximately 2.6% of our total current assets. As of December 31, 2009, we had an allowance for doubtful debts of approximately RMB31.4 million (US$4.6 million). We have written off trade receivables of RMB0.3 million (US$38,269) identified as uncollectible against corresponding allowances as of December 31, 2009. If any of our franchisees or any of our other customers fails to pay, or delays payment on, all or part of these receivables, we would be required to make additional allowances for doubtful debts and our profitability and financial position could be affected.
Our existing major shareholders have substantial control over us and could delay or prevent a change in corporate control, which could in turn reduce the market price of your ADSs.
Our executive officers, directors and shareholders with 5.0% or more shareholding of our company and their affiliates beneficially own approximately 53.5% of our outstanding ordinary shares. Such concentration of ownership might have the effect of delaying or preventing a change in control of our company which could in turn reduce the market price of our ADSs and the voting and other rights of our other shareholders.
Our failure to market our customer maintenance services to our existing users could impair our planned revenue growth.
We offer one year of customer maintenance services with our iDeclare.CIQ basic package, and charge a fee of RMB1,500 per licensee for customer maintenance services each year thereafter. In 2009, we offered customer maintenance service contracts to approximately 18,400 users, so that approximately 13.1% of the total number of users due for a maintenance contract renewal in 2009 paid for the renewal. However, we believe that not all of our users and potential users were accustomed to being charged for this type of service. In 2009, we recognized approximately RMB51.4 million (US$7.5 million) from the provision of customer maintenance services, including the fees we collected from the Pay-Per-Transaction users.

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
Sales of iDeclare.CIQ and related customer maintenance services accounted for approximately 75.1%, 81.3% and 62.3% of our total net revenues in 2007, 2008 and 2009, respectively. Any of the following events could materially reduce our total net revenues.
•	any decrease in the demand for or price of iDeclare.CIQ or any increase in competition to iDeclare.CIQ, including but not limited to as a result of the PRC Inspections Administration’s and iTowNet’s endorsement of a comparable product,
•	any failure by our company to develop additional enterprise software, any significant shift in our marketing efforts,
•	any lasting or prolonged interruption that prevents our enterprise software from delivering data to government entities due to system failures or other factors,
•	any other adverse development specific to iDeclare.CIQ, or
•	a significant slowdown of China’s economy.
In February 2006, the PRC Inspections Administration promoted and distributed a software product that has certain basic functionalities similar to our iDeclare.CIQ, free-of-charge to end-users. As a result of competition from such free software, our sales of iDeclare.CIQ have declined significantly and will likely continue to decline. Additionally, as a result of the slowdown in China’s economy caused in part by the recent global crisis in the financial services and credit markets, our sales of iDeclare.CIQ have also been negatively impacted. See Item 3D of this annual report, “Risk factors — Risks related to our business — we may be adversely affected by the slowdown of China’s economy caused in part by the recent global crisis in the financial services and credit markets.” For example, we sold, together with our franchisees, approximately 210 software packages of iDeclare.CIQ during the first quarter of 2010, which is significantly lower than the approximately 1,000 and 400 software packages of iDeclare.CIQ sold by our company and our franchisees during the first quarter of 2008 and 2009, respectively.

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
In 2009, we expanded our research and development initiatives to focus on the development of our B2C e-commerce platform. In April 2010, we began initially offering our B2C e-commerce food and household products platform through our web portal, www.tootoo.cn, on a trial basis in the Beijing metropolitan area.
If we are presented with additional opportunities, we may acquire additional complementary companies, products or technologies, or invest in new businesses. We plan to pursue selective investment and acquisition opportunities in various industries, including real estate, consumer goods, healthcare and retail businesses. Future acquisitions and investments and the subsequent integration of new companies, assets or business ventures would require significant time and attention from our management. The diversion of our management’s attention to integrate such acquisitions or investments and any difficulties encountered in any integration process could have a material adverse effect on our ability to manage our business and expose us to potential risks, including risks associated with the integration of new operations, technologies and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, the inability to generate sufficient revenues to offset the costs and expenses of acquisitions and investments, and potential loss of, or harm to, our relationships with employees, customers and suppliers.
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
We have the 2003 Plan, the Amended and Restated 2004 Plan, and the 2006 Share Incentive Plan, or collectively, the Plans. As of December 31, 2009, we granted options under the Plans with the right to purchase a total of 5,208,969 ordinary shares and we granted 460,383 non-vested shares, of which 1,036,966 unexercised options and 41,591 unvested non-vested shares had been returned to the pool of our share-based awards as a result of resignation from employment by a few former employees.
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
We receive from the PRC government a 14.0% rebate for value added tax on sales of software and software-related services, or VAT rebate. For our B2C business, the revenue from our self-grown goods is exempt from VAT. We cannot assure you that we will continue to enjoy this preferential tax treatment in the future, either due to a change in the PRC government’s tax policies or because a subsidiary or variable interest entities, or VIE, fails to satisfy the financial and operational criteria necessary to maintain its eligibility for such preferential tax treatment. Any reduction in our preferential tax treatment could materially reduce our net income.
On March 16, 2007, the National People’s Congress adopted the 2008 PRC Enterprise Income Tax Law (the “New Income Tax Law”), which went into effect on January 1, 2008. The New Income Tax Law imposes a unified income tax rate of 25% for domestic and foreign enterprises. New and High Technology Enterprise will enjoy a favorable tax rate of 15%. The New Income Tax Law also provides a five-year transitional period for those enterprises established before March 16, 2007, which enjoy a favorable income tax rate less than 25% under the previous income tax laws, to gradually change their rates to 25%. In addition, the New Income Tax Law provides grandfather treatment for enterprises which were qualified as “New and High Technology Enterprises” under the previous income tax laws and were established before March 16, 2007, if they continue to meet the criteria for New and High Technology Enterprises after January 1, 2008.

The New and High Technology Enterprise status allows qualifying enterprises to be eligible for a preferential 15% tax rate for three years. At the conclusion of the three year period, the qualifying enterprise has the option to renew its New and High Technology Enterprise status for an additional three years if such enterprise’s business operations continue to qualify for New and High Technology Enterprise status. At the conclusion of the renewed period, the enterprise would have to go through a new application process to renew its New and High Technology Enterprise status. As of December 2009, we received certifications of New and High Technology Enterprise status for Beijing Ninetowns Ports Software and Technology Co., Ltd., or Ninetowns Ports, and Guangdong Ninetowns Technology Co., Ltd., or Guangdong Ninetowns, which qualify them for the preferential 15% tax rate for tax year 2009.
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
There are significant uncertainties under the New Enterprise Income Tax Law, or the New EIT Law, which became effective on January 1, 2008, regarding our PRC enterprise income tax liabilities, such as tax on dividends paid to us by our PRC subsidiaries. The New EIT Law also contains uncertainties regarding possible PRC withholding tax on dividends we pay to our shareholders outside of China and gains realized from the transfer of our shares by our shareholders outside of China.
We are a holding company incorporated in the Cayman Islands, which indirectly holds, through New Take Limited., or New Take and Shielder Limited., or Shielder, which are Hong Kong companies, our equity interest in our PRC subsidiaries. The New EIT Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, will normally be subject to PRC withholding tax at a rate of 10.0%, unless there are applicable treaties that reduce such rate. Under a special arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5.0% if a Hong Kong resident enterprise owns over 25.0% of the PRC company distributing the dividends. As New Take and Shielder, are Hong Kong companies and own 90.0% of Beijing New Take Electronic Commerce Limited, or Beijing New Take, and Beijing Ninetowns Times Electronic Commerce Limited, or Ninetowns Times, respectively, dividends that Beijing New Take and Ninetowns Times pay New Take and Shielder, respectively, will be subject to a withholding tax at the rate of 5.0%, provided that New Take and Shielder and our company are not considered to be PRC tax resident enterprises. Furthermore, according to the Circular regarding the Implementation of Dividend-related Provisions in the Tax Treaty issued by the State Administration of Taxation on February 22, 2009, if the main purpose of an offshore arrangement is to obtain a preferential tax treatment, the PRC tax authorities have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entity. As New Take and Shielder are intermediate holding companies and not engaged in any commercial activities in Hong Kong, the tax authorities may regard the main purpose of New Take and Shielder as obtaining a lower withholding tax rate of 5.0%. As a result, the tax authorities could levy a higher withholding tax rate to dividends received by New Take and Shielder from Beijing New Take and Ninetowns Times.

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
The Chinese tax authorities have clarified that distributions made out of pre-January 1, 2008 retained earnings will not be subject to the withholding tax. Current tax expense for the year ended December 31, 2009 includes an estimated withholding tax related to dividends in excess of pre-January 1, 2008 retained earnings paid by our Chinese subsidiaries to our overseas holding companies.
Additionally, under the New EIT Law, enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC are considered resident enterprises and will generally be subject to the enterprise income tax, or EIT, at the rate of 25.0% on its global income. However, the New Income Tax Law does not define the term “de facto management bodies.” Certain members of our board of directors and our management are currently located in the PRC and if they remain located in the PRC after the effective date of the New EIT Law, we may be considered to be a resident enterprise and therefore may be subject to the EIT at the rate of 25.0% on our global income in the PRC.
Changes in PRC policies on dividend distribution may materially and adversely affect our business and results of operations and dividends payable by us to our foreign investors.
Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income signed on August 21, 2006, or the Hong Kong Tax Treaty, a company incorporated in Hong Kong, such as our subsidiaries New Take and Shielder, will be subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiaries if it holds a 25% or more interest in that particular PRC subsidiary at the time of the distribution, or 10% if it holds less than a 25% interest in that subsidiary. In addition, the PRC State Administration of Taxation promulgated the Administrative Measures for Non-resident Enterprises to Enjoy Treatments under Tax Treaties (for Trial Implementation) on October 27, 2009, or Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-the-form” principle to determine whether or not to grant tax treaty benefits. It is unclear at this early stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiary. It is possible however, that under Circular 601, our subsidiaries New Take and Shielder would not be considered as the “beneficial owner” of any such dividends, and that such dividends would as a result be subject to income tax withholding at the rate of 10% rather than the favorable 5% rate applicable under the Hong Kong Tax Treaty.
If our currently available tax benefits relating to the withholding income tax on the dividends received from New Take and Shielder become unavailable as a result of the changes in the tax arrangement between the PRC and Hong Kong as mentioned above or for any other reason, our financial condition and results of operations could be adversely affected.

It is likely that we would be considered a passive foreign investment company for 2009, which could lead to additional taxes for U.S. holders of ADSs.
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
It is likely that we would be classified as a PFIC for 2009. As a result, U.S. holders of shares may be subject to United States federal income tax consequences that are less favorable than those that would apply if we were not a PFIC.
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
We conduct our business entirely through our operating subsidiaries and certain VIEs incorporated in China. Our subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters. However, these laws, regulations and legal requirements are relatively new and are evolving rapidly, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to foreign investors and entities, including you and us, such as the right of foreign-invested enterprises to hold licenses and permits such as customs-related business licenses and permits, software licenses and licenses and approvals necessary to provide services to government enterprises. As the PRC legal system matures, changes in its legislation or interpretation of its legislation may adversely affect our ability to provide our products and services in China.

If the PRC government determines that the VIE structure for operating our business does not comply with PRC government restrictions on foreign investment in the telecommunications industry, we could face severe penalties.
Various regulations in China currently restrict or prevent foreign-invested entities from engaging in the telecommunications services, including Internet-related businesses such as B2B and B2C e-commerce. Because of these restrictions, our B2B operations in the PRC have been conducted through our VIEs, Beijing Ronghe Tongshang Network Technology Limited, or Ronghe Tongshang, and Beijing Baichuan Tongda Science and Technology Development Co., Ltd., or Baichuan, both of which are PRC companies which are effectively controlled by our subsidiary, Beijing Ninetowns Suitable Estate Co., Ltd., formerly known as Beijing Ninetowns Network and Software Co., Ltd., or Ninetowns Suitable Estate, through a series of contractual arrangements.
A circular issued by Ministry of Industry and Information Technology (formerly the Ministry of Information Industry), or MIIT, in July 2006, or the MIIT circular, reiterated the regulations on foreign investment in the telecommunications businesses. Under this circular, a domestic company that holds a license for the provision of Internet information service, or an ICP license, or a license to conduct any value-added telecommunications business in China, is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses in China.
Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local ICP license holder or its shareholders. The circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to a lack of interpretative materials from the regulators, it is uncertain whether MIIT would consider our corporate structures and contractual arrangements as a kind of foreign investment in telecommunications services. Therefore, it is unclear what impact this circular will have on us or the other Chinese Internet companies that have adopted the same or similar corporate structures and contractual arrangements as ours.
In the opinion of our PRC counsel, (i) the ownership structure and the business and operation model of each of Ninetowns Network and our VIEs are in compliance with applicable PRC laws and regulations in all material aspects, and (ii) each contract that Ninetowns Suitable Estate entered into with our VIEs and their shareholders is valid and binding, and will not result in any violation of PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the MIIT circular discussed above. Accordingly, we cannot assure you that the PRC regulatory authorities will ultimately take a view that is consistent with the opinion of our PRC counsel.
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
We do not have ownership interest in our VIEs and we conduct substantially all of our B2B and B2C e-commerce operations through contractual arrangements that Ninetowns Suitable Estate entered into with Ronghe Tongshang and Baichuan and their shareholders. Such contractual arrangements are designed to provide us with effective control over our VIEs. We depend on our VIEs to hold and maintain certain licenses necessary for our B2B and B2C e-commerce businesses. Our VIEs also own all of the necessary intellectual properties, facilities, employees and other assets relating to the operation of our B2B and B2C e-commerce business.
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
PRC law requires that lessors of properties possess title certificates to the leased properties. We currently have approximately three leases for properties that we use as employee housing or as our offices for technical support centers in Guangdong Province, China. None of the lessors can provide copies of their title certificates to us. If there are disputes over the ownership of any of these leased properties for which the lessors do not possess title certificates, our leases may be deemed invalid by the PRC courts and we may be forced to vacate these properties.
The recurrence of SARS, H5N1 influenza, or avian influenza, or H1N1 influenza, or swine flu, may result in a reduction in business activity in and related to Asia, which could have an adverse effect on our total net revenues, growth and profits.
In early 2003, several economies in Asia, including Hong Kong and China, were affected by the outbreak of Severe Acute Respiratory Syndrome, or SARS. Several confirmed or suspected SARS cases were reported in early 2004 in Beijing and Anhui Province in China. In addition, lethal outbreaks of avian influenza infection among poultry were reported by several countries in Asia, including China in 2005. In March 2007, February 2008, and early 2009, several fatal cases of avian influenza were reported in various provinces across China. In April 2009, lethal outbreaks of swine flu were reported by several economies around the world, including Hong Kong and various provinces across China. In early June 2009, the World Health Organization declared the outbreak to be a pandemic, while noting that most of the illnesses were of moderate severity. The PRC Ministry of Health has reported several hundred deaths caused by the swine flu. If there is a recurrence of an outbreak of SARS, avian influenza or swine flu, it may adversely affect our total net revenues, growth and profits. For instance, a recurrence of SARS, avian influenza, swine flu or any other epidemic may reduce the level of economic activity in affected areas and negatively impact international trade activities involving China, which could have a negative impact on our business. In addition, health or other government regulations may require temporary closure of our offices, government offices or the offices of our customers, which will severely disrupt our business operations and have a material adverse effect on our total net revenues, growth and profits.

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
Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the statutory general reserve fund, which requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends until the cumulative amount of such reserves reaches 50% of its registered capital. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances. Restricted portion amounted to approximately 59.7% of our total consolidated net assets as of December 31, 2009.
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
As a public reporting company, we are required to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission, including expanded disclosures and accelerated reporting requirements. Compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements may increase our costs and require additional management resources. We have recently upgraded and implemented additional controls and procedures in our finance and accounting systems and will need to continue to do so as we grow our business and organization and to satisfy new reporting requirements. If we are unable to complete the required assessment as to the adequacy of our internal control over financial reporting or if our independent registered public accounting firm qualifies its report as to the effectiveness of our internal controls over financial reporting, investors could lose confidence in the reliability of our internal controls over financial reporting, which could adversely affect the trading price of our ADSs.
Our management has determined that our internal control over financial reporting as at December 31, 2009 was effective. During the audit of our 2009 financial statements, our independent registered public accounting firm did not identify any material weaknesses. However, it is possible that we or our independent registered public accounting firm may identify other significant deficiencies or material weakness in future periods. Such results could cause our investors to lose confidence in the reliability of our internal controls over financial reporting, which could adversely affect the trading price of our ADSs. Furthermore, we anticipate that we will continue to incur increased costs and devote significant management resources to comply with Section 404 of the Sarbanes-Oxley Act of 2002.
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

We may be required to vacate our principal office as a result of a third-party lawsuit against the developer of our principle office.
We signed a Pre-sale Contract for Commodity House in Beijing Municipality with Beijing Hengfu Square Development Company Limited, or Hengfu, to purchase a total 7,992 square meters in Baifu International Tower, or Baifu Tower, which is where our principal office is located. As of June 26, 2010, we have not obtained the ownership certificate of our principal office as a result of a third-party lawsuit against Baifu Tower’s developer.
We were recently notified that Hengfu was sued by an un-related third party for Hengfu’s alleged failure to pay certain debts owed to such third party. We believe that in January 2010, the Beijing First Intermediate People’s Court, or the Court, promulgated a public order to seize Baifu Tower. As a result of such lawsuit and seizure, the Court may require us to vacate our principal office so that the Court can sell Baifu Tower. Even though we believe that the likelihood of the Court’s sale of Baifu Tower is remote, we may have to relocate our principal office if the Court does sell Baifu Tower, which may affect our business.
Item 4. Information on the Company.
A. History and development of the Company
Our predecessor, Beijing Ninetowns Technology Group Limited, or Ninetowns Technology, a “share cooperative enterprise” formed under PRC law on March 22, 1995, focused on the research and development of software related to the declaration process, in addition to selling the computer hardware and accessories.
We were incorporated in the Cayman Islands on February 8, 2002 as Ninetowns Digital World Trade Technology Holdings Limited. We changed our name to “Ninetowns Digital World Trade One Technology Holdings Limited” on June 14, 2002 and then to “Ninetowns Digital World Trade Holdings Limited” on April 7, 2003.
On November 9, 2004, we effected a 4-for-1 split of our ordinary shares in preparation for our initial public offering. On December 3, 2004, we listed our ADSs on the Nasdaq Global Market, under the symbol “NINE.” On December 8, 2004, we completed the initial public offering of our ADSs, each of which represented one ordinary share.
On September 27, 2006, we changed our name to “Ninetowns Internet Technology Group Company Limited.”
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
On January 12, 2009, we formed NineKitchens e-Catering Services Holdings Limited, a British Virgin Islands company, which changed its name to Nine Masters (China) E-Catering Services Holdings Company Limited on February 2, 2009, and subsequently changed its name to Ninetowns Land Group Limited, or Ninetowns Land, on February 5, 2010. Ninetowns Land is wholly-owned by Ixworth Enterprises Limited., or Ixworth.

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
On March 13, 2009, we acquired a 100% equity interest through Shanghai New Take Digital Technology Co., Ltd., or Shanghai New Take, in Shanghai Meihuilong Catering Services Co., Ltd., or Meihuilong, for a consideration of RMB100,000. Shanghai New Take transferred all equity interest in Meihuilong to Ninetowns Software on May 7, 2009 for a consideration of RMB0.5 million. We terminated Shanghai New Take’s registration with the relevant governmental authorities and liquidated Shanghai New Take in January 2010.
On May 5, 2009, we established Guangdong Nine Masters E-Catering Management Co., Ltd., or Guangdong Nine Masters, a PRC company with a registered capital of RMB50 million. Guangdong Nine Masters is wholly-owned by Ninetowns Software. We are in the process of terminating its registration with the relevant governmental authorities.
On June 9, 2009, we established Shanghai Tootoo Eco-agriculture Co., Ltd, or Tootoo Eco-agriculture, a PRC company with a registered capital of RMB5 million. Shanghai Tootoo is wholly-owned by Sky Eco-agriculture.
On April 11, 2010, we changed the name of Beijing Ninetowns Network and Software Co., Ltd. to “Beijing Ninetowns Suitable Estate Co., Ltd.”.
On January 5, 2010, we formed China Genotown Development Holding Limited, or Genotown, a British Virgin Islands company. Genotown is wholly owned by Ninetowns Land.
We conduct our business in China through ten PRC subsidiaries, namely (i) Beijing New Take, (ii) Beijing Ninetowns Digital Technology Limited, or Ninetowns Digital, (iii) Ninetowns Times, (iv) Ninetowns Ports, (v) Meihuilong, (vi) Guangdong Ninetowns, (vii) Ninetowns Suitable Estate, (viii) Dongguan Ninetowns, (ix) Ninetowns Software and (x) Guangdong Nine Masters; and two VIEs, namely (i) Ronghe Tongshang and (ii) Baichuan, which we effectively control, through a series of contractual agreements entered into in 2006, 2007 and 2009. Our principal executive offices are located at 22nd Floor, Building No. 1, Capital A Partners, No.20 Gongti East Road, Chaoyang District Beijing 100020, People’s Republic of China. Our telephone number in China is (86 10) 65899922. We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent for service of process in the United States.
Our capital expenditures for 2007, 2008 and 2009, which totaled approximately RMB191.6 million, RMB55.7 million and RMB 10.8 million (US$1.6 million), respectively, consisted primarily of purchase of property and equipment, as well as acquisition of interests in subsidiaries and other investments. During 2007 and 2008, we paid deposits for the acquisition of property and equipment in the amounts of RMB34.8 million and nil respectively. We paid deposits of RMB4.8 million (US$0.7 million) for the acquisition of property and equipment in 2009. We anticipate that we will incur capital expenditures in 2010 of approximately RMB6.8 million (US$1.0 million) to purchase equipment and software products to support our new software development projects and development of our new business initiatives and services. We expect to use our cash flow from operations and our available cash to fund such capital expenditures to execute our business strategy.

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
Our enterprise software products consist of standardized, easy-to-install applications that simplify the declaration and approval process for international trade enterprises. Our enterprise software automates and facilitates the processing of the required import/export declarations and approvals in a cost-efficient, user-friendly and legally-compliant manner over the Internet, utilizing an electronic infrastructure we helped build that links together numerous branch offices of the PRC Inspections Administration.
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
The market for our enterprise software relating to the declaration process consists of international trade enterprises in China. According to the PRC Ministry of Commerce, approximately 691,000 foreign-invested companies were approved to do business in China as of April 30, 2010, many of which engage in importing goods into and exporting goods from China, as well as millions of PRC-based companies which do not have foreign investment but which do engage in importing and exporting. Of these companies, as of April 30, 2010, only approximately 162,000 engaged in electronic import/export declaration processing. We believe approximately 143,000, or approximately 88.3%, of such users use our enterprise software to complete the declaration process with the PRC Inspections Administration.

In August 2005, the PRC Inspections Administration selected our company as the winning bidder in connection with the PRC Inspections Administration’s request for proposals for the development of a software product that has certain basic functionalities similar to those of iDeclare.CIQ and iProcess.CIQ. The PRC Inspections Administration agreed to pay a one-time fee of RMB3.3 million to purchase the ownership of the software product that we developed. The development of such software product was completed in December 2005 and the PRC Inspections Administration commenced to distribute such software products free-of-charge to end-users in February 2006. The distribution of free software products had a significant adverse effect on our business, our results of operations and profitability. For example, we sold, together with our franchisees, approximately 210 software packages of iDeclare.CIQ during the first quarter of 2010, which is significantly lower than the approximately 1,000 and 400 software packages of iDeclare.CIQ sold by our company and franchisees during the first quarter of 2008 and 2009, respectively.
In May 2007, the PRC Inspections Administration selected our company as one of the winning bidders in connection with the PRC Inspections Administration’s request for proposals for servicing the free import/export e-filing software provided by the PRC Inspections Administration. In 2008, we believe that the PRC Inspections Administration decreased its efforts to promote its free software and we believe there is uncertainty surrounding the PRC Inspections Administration’s future promotional plans for its free software. Our financial outlook from maintenance servicing of the free software product has been negatively impacted for the reasons stated above. As a result, we revised the financial performance assumptions of our business-to-government, or B2G division, which incorporates our enterprise software and related customer maintenance services and software development services reporting units, and re-assessed the goodwill in connection with our pre-IPO acquisitions. Accordingly, we recorded a one-time non-cash goodwill impairment charge of RMB193.6 million in the fiscal year 2007.
In 2008 and 2009, we derived 81.3% and 62.3% of our total net revenues from sales of enterprise software and related customer maintenance services and 18.6% and 18.5% from software development services. Specifically, we recognized net revenues from sales of our enterprise software and related customer maintenance services of RMB77.3 million, RMB85.0 million and RMB 58.4 million (US$8.6 million) in 2007, 2008 and 2009, respectively. We believe there were approximately 138,000, 140,900 and 142,300 licensees of our enterprise software registered on their data exchange platforms as of December 31, 2007, 2008 and 2009, respectively.
In 2009, we expanded our research and development initiatives to focus on development of our B2C e-commerce platform. In April 2010, we began offering our B2C organic food and other household products platform through our web portal, www.tootoo.cn, on a trial basis in the Beijing metropolitan area. In addition, we focused on guaranteeing delivery of fresh produce from our warehouses directly to our customers located in a particular residential community in Beijing. As our B2C business is currently in a trial stage, it is uncertain whether we will successfully establish it as one of our primary businesses.
We will be offering our “guaranteed fresh” delivery services to a particular residential community in Beijing. We utilize carefully planned delivery routes and various state-of-the-art refrigeration equipment and specially equipped vehicles to achieve “Unbroken Cold Chain Logistics” for our fresh food delivery service. We are able to efficiently control product storage and movement at a low cost through the use of our proprietary product tracking system, warehouse management system and delivery data management system, all of which are supported by advanced information technology.

In 2010, we aim to continue our efforts in expanding B2C food initiatives by enhancing our competitive advantages and upgrading our products and services. We plan to leverage our existing quality control related expertise and experience to expand our product offerings as future opportunities present themselves. Specifically, we believe our “Unbroken Cold Chain Logistics” could give us a unique advantage in the e-commerce and service industries due to the superb quality of our products and services. We also plan to pursue selective investment and acquisition opportunities in various industries including real estate, consumer goods, healthcare and retail businesses. We intend to increase our revenues primarily by leveraging and strengthening our market reputation, enhancing value for our clients through broader product offerings and improved customer services, expanding our client base through increased marketing, maintaining our leadership in technical and industry knowledge and pursuing selective strategic acquisitions and investments. However, given the uncertain impact on our business resulting from the distribution and promotion of free software products by the PRC Inspections Administration to end-users and the uncertainties related to expansion into new businesses, we cannot predict the growth in our revenues, if there are any at all.
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
•	we helped build the PRC Inspections Administration’s system for accepting and processing electronic declarations,

•	our enterprise software is highly reliable,
•	we believe our enterprise software was the first made available for electronic declaration processing with the PRC Inspections Administration,
•	we believe our enterprise software was the first product endorsed by the PRC Inspections Administration for use in such declarations, and
•	as of April 30, 2010, our enterprise software is being used by approximately 88.3% of all filers making electronic PRC Inspections Administration declarations.
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
Extensive distribution and support network
Currently, through our own sales team and our franchisees, we maintain three technical support centers, and also cooperate with our franchisees to jointly maintain 43 technical support centers to reach most of the major import/export cities in China. Through them, we provide coverage, sales and marketing and customer maintenance services to most of the major import/export cities in China.
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
Business strategy
While we regularly review and refine our strategic initiatives for our B2G business, we will continue our effort in expanding our B2C food initiative through the development of our B2C e-commerce platform. As our B2C business is currently in a trial stage, it is uncertain whether we will successfully establish it as one of our primary businesses. We will be offering our “guaranteed fresh” delivery services to the selected residential community in Beijing. We utilize carefully planned delivery routes and various state-of-the-art refrigeration equipment and specially equipped vehicles to achieve “Unbroken Cold Chain Logistics” for our fresh food delivery service. We are able to efficiently control product storage and movement at a low cost through the use of our warehouse management system and delivery data management system, all of which are supported by our self-designed internal system. We believe China’s rapidly growing e-commerce market will provide us with significant growth opportunities. We intend to use our cash flow from operations and our available cash to pursue the following strategies:
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
With respect to the new B2C business, we will focus on the establishment of market reputation and expansion of market penetration by providing high quality products and services.

Enhance value for existing clients through broader product offerings and improved customer maintenance services
We intend to develop new functions for our existing products to enhance the interaction between our users and the PRC Inspections Administration, other PRC trade-related government agencies and related third parties. For example, we are in the process of developing additional functions to further expand our existing iDeclare.CIQ products, such as applications for permits to import used equipment, paint, food and cosmetic products. In addition, we currently support our existing users jointly with our four franchisees through three technical support centers operated and maintained by us and 40 technical support centers operated and maintained by our four franchisees located in most of the major import/export cities in China.
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
In 2009, we expanded our research and development initiatives to focus on development of our B2C e-commerce platform and in 2010, we plan to continue expanding our efforts in our B2C food initiatives by enhancing our competitive advantages and upgrading our products and services.
We also plan to pursue selective investment and acquisition opportunities in various industries including real estate, consumer goods, healthcare and retail businesses.

Products and services
In 2008 and 2009, we derived 81.3% and 62.3% of our total net revenues from sales of enterprise software and related customer maintenance services, 18.6% and 18.5% of our total net revenues from provision of software development services.
The products and services we offered in 2009 included the following:
Enterprise software
We sold two enterprise software products: (i) iDeclare.CIQ and (ii) iQM.
iDeclare.CIQ series
Commercially introduced in August 2000, the iDeclare.CIQ series of products enables international trade enterprises to complete the declaration process electronically over the Internet. We initially offered the iDeclare.CIQ basic package, which included two separate software functions, for a one-time license fee of RMB6,800, including one year of customer maintenance services. In September 2001, we started to offer the current iDeclare.CIQ basic package, which includes six separate software functions, for a one-time license fee of RMB4,500, including one year of basic customer maintenance services. In September 2006, we also developed Ninetowns Network Quality Supervision Software v1.0, the newest version of software in the iDeclare.CIQ series. We charge RMB1,500 for each additional year of customer maintenance services, which includes a number of value-added services in addition to the basic maintenance services, such as site visits to carry out maintenance procedures and automatic updates of software relating to changes in codes associated with goods, countries and regions and changes to import/export regulations. In 2007, 2008 and 2009, we generated RMB76.5 million, RMB79.5 million and RMB 57.8 million (US$8.5 million), respectively, of net revenues from sales of the iDeclare.CIQ basic package and related customer maintenance services (including the per transaction fees as described below), which represented a substantial portion of our net revenues from sales of enterprise software in each of those periods.
Prior to 2008, we provided a Pay-Per-Transaction option to our customers in Dongguan. In 2008, we expanded the Pay-Per-Transaction option to various customers in other areas, who did not want to pay the annual maintenance fees. Net revenues from sales of enterprise software included RMB21.7 million, RMB27.0 million and RMB 28.7 million (US$4.2 million) of such per-use fees, representing 28.1%, 31.8% and 49.1% of our net revenues for sales of enterprise software in 2007, 2008 and 2009, respectively.
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
Currently, our iQM product series is available only in Guangdong Province, China on a trial basis and the available versions of our products are industry-specific, ranging from toys and food processing, aquatic and livestock breeding and vegetation planting. We recognized RMB5.5 million and RMB0.6 million (US$81,000) in net revenues from sales of iQM and related software maintenance services in 2008 and 2009, respectively. As of March 31, 2010, we had approximately 1,000 enterprise customers who use our iQM product series. In the short term, we do not expect any significant change in net revenue from sale of iQM and will maintain services to existing customers.
iProcess CIQ Series
In 2007, we generated an insignificant amount of revenue from the iProcess CIQ Series and did not generate revenue from such product in 2008 and 2009.
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

Products under development
B2C Business
In April 2010, we began offering our platform of B2C organic food and other household products through our web portal, www.tootoo.cn, on a trial basis in the Beijing metropolitan area. Our B2C business is currently in a trial stage, which means it is uncertain whether we will successfully establish it as one of our primary businesses.
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
As of December 31, 2009, we had a sales and marketing force consisting of approximately 40 people, serving mainly the southern regions of China for our enterprise software. Our sales and marketing representatives also perform customer maintenance services.
Our annual sales targets are set by our general manager of sales and marketing according to regional sales plans and are reviewed quarterly. We have an incentive-based sales scheme whereby salespersons are rewarded based on achievement of sales targets.
Sales by our franchisees
It is our current strategy to expand our franchisee network to undertake marketing, distribution and service activities using the “Ninetowns” brand name. As of December 31, 2009, we have four franchisees, Ninetowns Enke, Ninetowns Zhi Fang, Ninetowns Xin He and Ninetowns Wang Li.
•	Our franchise relationship with Ninetowns Enke began in February 2004. Ninetowns Enke is also our sales agent for sale of after sales maintenance services for our enterprise software to our customers. In June 2009, we entered into a new franchise agreement with Ninetowns Enke for our software product, iQs under the iProcess.CIQ series. In October 2009, we entered into a new franchise agreement with Ninetowns Enke for our software product, iDeclare.CIQ basic package. Each of these franchise agreements expires on December 31, 2010 and does not contain any minimum sales commitment.
•	Our relationship with Ninetowns Zhi Fang began in 2005. In June 2009, we entered into a new franchise agreement with Ninetowns Zhi Fang for our software product, iQs under the iProcess.CIQ series. In October 2009, we entered into a new franchise agreement with Ninetowns Zhi Fang for our software product, iDeclare.CIQ basic package. Each of these franchise agreements expires on December 31, 2010 and does not contain any minimum sales commitment.

•	Our relationship with Ninetowns Xin He began in 2006. In June 2009, we entered into a new franchise agreement with Ninetowns Xin He for our software product, iQs under the iProcess.CIQ series. In October 2009, we entered into a new franchise agreement with Ninetowns Xin He for our software product, iDeclare.CIQ basic package. Each of the franchise agreements with Ninetowns Xin He expires on December 31, 2010 and does not contain any minimum sales commitment.
•	Our relationship with Ninetowns Wang Li began in 2006. In June 2009, we entered into a new franchise agreement with Ninetowns Wang Li for our software product, iQs under the iProcess.CIQ series. In October 2009, we entered into a new franchise agreement with Ninetowns Wang Li for our software product, iDeclare.CIQ basic package. Each of these franchise agreements with Ninetowns Wang Li expires on December 31, 2010 and does not contain any minimum sales commitment.
•	Our franchisees provide customer maintenance services to our enterprise software users. We intend to focus on establishing new franchisee arrangements in the future.
For 2007, 2008 and 2009, net revenues from the sale of enterprise software and related customer maintenance services generated by our franchisees amounted to approximately RMB50.7 million, RMB54.3 million and RMB 45.9 million (US$6.7 million), respectively.
Customers
In 2009, our customers for sales of enterprise software and related customer maintenance services include our franchisees and international trade enterprises that we sell our software to directly. Our users are engaged in a wide variety of import and export activities in China. For 2007, 2008 and 2009, our four largest enterprise software customers, which consisted of our franchisees, accounted for approximately 65.9%, 63.8% and 78.6%, respectively, of our net revenues from sales of enterprise software and related customer maintenance services.
Our customers for software development services include the PRC Inspections Administration, iTowNet, eGrid and other third party customers. iTowNet and eGrid accounted for substantially all of our net revenues for provision of software development services in 2006. In 2007, 2008 and 2009, we did not generate any revenue from provision of software development services to eGrid. In 2007, 2008 and 2009, we generated nil, nil, and RMB 0.4 million (US$51,275) from provision of software development services to iTowNet.
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
Each of our technical support centers functions as a call center that responds to calls from customers located in the surrounding areas. As of December 31, 2007, 2008 and 2009, we had together with our four franchisees, 192, 155 and 133 customer service and technical support personnel, respectively.
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
As of December 31, 2009, we had registered 50 software copyrights and 17 trademarks in China and one registered trademark for our name “Ninetowns” in the United States. We are in the process of registering certain of our other trademarks in Hong Kong.
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
Winding Down of B2B Business and Focus on Business Opportunities
On October 19, 2006, our indirect wholly-owned subsidiary, Beprecise Investments Limited, or Beprecise, acquired a 16.25% interest in Global Market Group Limited, or Global Market, a leading Chinese B2B trade facilitator headquartered in Guangzhou. However, our equity interest in Global Market decreased to 9.9% in March 2008 due to dilution caused by Global Market’s financing activities. In November 2008, Global Market re-purchased approximately 300,000 of its series A shares from us for approximately US$1.1 million which resulted in a net gain for us of approximately RMB2.2 million and a further decrease of our equity interest in Global Market to 9.03%. In June 2010, we entered into a share purchase agreement with Global Market, under which the Global Market and Shanghai International Growth Investment Limited purchased 24,714,225 Series A preferred shares from us for a cash consideration of RMB26.4 million (US$3.9 million). Our equity interest in Global Market was further reduced to 3.55%. On April 27, 2007, Ixworth, our wholly owned subsidiary, acquired a 70.0% interest in Ample Spring Holdings Limited, a related party of Baichuan, a leading Chinese B2B vertical search engine operator. We launched our new B2B vertical search platform, tootoo.com in May 2007, through which we offered our B2B business and services. We launched the second generation of tootoo.com in June 2007. On December 14, 2007, we acquired a 19.8% interest in Hangzhou Tophere Info-Tech Inc, a leading Chinese business-to-business food and beverage trade facilitator headquartered in Hangzhou.

Throughout 2007, 2008 and the first fiscal quarter of 2009, we focused our efforts on developing our B2B business. However, in March 2009, we announced our decision to wind down our B2B business. This decision was made in light of the recent major changes in the global economic environment and is expected to enable Ninetowns to better manage its investments for long-term growth.
We plan to leverage our existing quality control related expertise and experience to develop and expand our business offerings as future opportunities present themselves. Specifically, we believe our expertise and experience in B2G software development, quality control and e-service solutions, along with the infrastructure developed in the course of our B2B expansion, such as our online search technology, quality risk control algorithm and our quality-driven supplier evaluation system, are tools that give us a unique advantage in the e-commerce and service industries. We also plan to pursue selective investment and acquisition opportunities in various industries including real estate, consumer goods, healthcare and retail businesses.
In 2010 and 2011, we will continue our efforts in our B2C food initiatives by enhancing our competitive advantages and upgrading our products and services.
Regulation
Regulation relating to the food safety
On February 28, 2009, the National People’s Congress issued the Food Safety Law of the People’s Republic of China, or the Food Safety Law, to assure food safety and safeguard people’s health and life, which became effective from June 1, 2009. On July 20, 2009, the State Council promulgated the Regulation on the Implementation of the Food Safety Law, or the Regulation, and the Regulation became effective on the same day. According to the Food Safety Law and the Regulation, the State implements a licensing system for food production and trading, any organization or individual engaged in food production or trading activities shall obtain the food production license or food distribution license.
Under the Food Safety Law, any food producer or trader engaged in food production or trading activities without a license, shall have any and all illegal benefits confiscated by the relevant authorities and be subjected to a fine up to 10 times the total value of the commodity.
Regulation relating to Road Transport
On April 30, 2004, the State Council promulgated the Regulation on Road Transport, or the Regulation. According to the Regulation, the State implements a licensing system for road transport, any organization or individual engaged in goods road transport shall obtain the road transport operating license.
Under the Regulation, any road transport operator engaged in road transport activities without a license, shall have operation suspended, any and all illegal benefits confiscated, be subjected to a fine and shall face criminal charges if their acts constitute crimes.
Regulation relating to the Internet Information Service
On September 25, 2000, the State Council promulgated the Regulation on Internet Information Services of the People’s Republic of China, or the Regulation, which became effected on the same day. According to the regulation, Internet information service is divided into two categories: profitable Internet information service and non-profitable Internet information service, and the State established a licensing system for profitable Internet information service and a filing system for non-profitable Internet information service. Under the Regulation, any organization or individual engaged in profitable Internet information service shall obtain a license for value-added telecommunication services, or the Service License (ICP license).

Under the Regulation, those who violate the Regulation by providing profitable Internet information service without obtaining the Service License or by providing service not contained in the Service License shall be ordered to redress their violations and their illegal income be confiscated. A penalty shall be imposed. In a serious case, the website shall be ordered to close.
Regulation relating to the Animal Epidemic Prevention
On January 1, 1998, the National People’s Congress issued the Law of The People’s Republic of China on Animal Epidemic Prevention, or the Law, amended on August 30, 2007, which became effected in January 1, 2008. On January 21, 2010, the Ministry of Agriculture promulgated the measures on examining the requirements for animal epidemic prevention, or the Measures, which became effected on May 1, 2010. In accordance with the Law and the Measures, any organization or individual engaged in raising animals shall obtain a certificate of animal epidemic prevention.
Under the Law, those who violate the Law by raising animals without obtaining the certificate of animal epidemic prevention shall be ordered to redress their violations and be subjected to a fine.
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
(i)	encouraging investment in the software industry and providing or assisting software enterprises to raise capital overseas;
(ii)	providing tax incentives, including a tax rebate for taxpayers who sell self-developed software products, before 2010, the amount of the 17.0% statutory value added tax that exceeds 3.0%, will be refunded immediately when paid. There is a full exemption from the PRC enterprise income tax, or EIT, for two years starting from the first profit-making year of operations and a 50.0% relief from the PRC EIT for the following three years for recognized newly established enterprises that are engaged in the software industry. The software enterprises of particular importance pursuant to the state stipulations, which do not enjoy any tax exemption benefit in a given year, will be subject to a reduced EIT rate of 10.0% in that year. Moreover, software enterprises that import certain equipment for the development of their self-developed software, with limited exemptions, are also entitled to the exemption of import related value-added tax;
(iii)	providing government support, such as government funding in the development of software technology;
(iv)	providing preferential treatment, such as credit facilities with low interest rates to enterprises that export software products;

(v)	taking various strategies to ensure the software industry has sufficient expertise; and

(vi)	implementing measures to enhance intellectual property protection in China.
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
Restricted net assets
Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the statutory general reserve fund, which requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances. The restricted portion of their net assets amounted to approximately RMB 550.3 million (US$80.6 million), or 59.7% of our total consolidated net assets as of December 31, 2009.
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

C. Organizational structure
We conduct substantially all of our business through ten PRC subsidiaries and two VIEs in China. The following diagram illustrates our subsidiaries, their country of incorporation and the proportion of our ownership of each as of May 31, 2010.
For details of the above subsidiaries and VIEs, see “— History and development of the company.”

D. Property, plants and equipment
Our principal executive offices occupy a total of approximately 7,992 square meters on the 19th to 23rd and 25th floors of Building No. 1, Capital A Partners, No. 20 Gongti East Road, Chaoyang District, Beijing 100020, PRC (the “Principal Office”). In addition, we occupy a representative office of approximately 10 square meters at 11F, KaWah Bank Centre, 232 Des Voeux Road, Central, Hong Kong. As of May 31, 2010, we have two premises that we own and we have also leased three premises in the following cities and municipalities to serve as technical support centers and quarters for our technical support staff:

	Space	Number of
Location of Leased Properties	(in square meters)	employees
Guangzhou	120.85	40
Beijing	328.74	24
Shanghai	139.00	6

Total	588.59	70

We also leased a premise with approximately 4,300 square meters in Beijing to serve as our warehouse for our fresh delivery services for our B2C business.
We also leased a land with approximately 70,320 square meters in Beijing to serve as the farm for self-grown goods for our B2C business.
We have not obtained the ownership certificate for the Principal Office due to an ongoing lawsuit filed against the building developer by an un-related third party.
Further, on October 30, 2008, Ninetowns Software and the Beijing Municipal Bureau of Land Resources Economic-Technological Development Area Branch entered into a land grant contract and a supplemental agreement, pursuant to which Ninetowns Software acquired land use rights for 58,526.58 square meters of land located in Lu Dong District, Beijing Economic-Technological Development Area. In May 2010, Ninetowns Software acquired the project’s construction land use layout permit and obtained the land use right certificate.
We currently support our existing users jointly with our four franchisees through three technical support centers operated and maintained by us, and 40 technical support centers operated and maintained by our four franchisees located in most of the major import/export cities in China.
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

Item 5. Operating and Financial Review and Prospects.
Overview
We are a leading provider of online solutions for international trade, with our key services in automating import/export e-filings. We achieve this by leveraging our international trade expertise and our insight into the needs and procedures of certain trade-related PRC government agencies. To date, we have focused on providing enterprise software and related customer maintenance services for the completion over the Internet of the declaration process. In order to secure our market position, we assisted in designing and building, and continue to maintain and upgrade, the electronic systems of the PRC Inspections Administration, that enable our enterprise software to process electronic declarations over the Internet. We believe there were approximately 138,000, 140,900 and 142,300 licensees of our enterprise software registered to effect electronic import/export processing with the PRC Inspections Administration as of December 31, 2007, 2008 and 2009, respectively.
We generated total net revenues of RMB103.0 million, RMB104.5 million and RMB93.8 million (US$13.7 million) in 2007, 2008 and 2009, respectively. The decrease in our total net revenues in 2009 was primarily due to decreased sales from our iDeclare.CIQ software package sales and services and iQM product series. Our net loss attributable to the Company in 2007 was RMB230.5 million, decreasing to RMB169.6 million in 2008. Our net income attributable to the Company in 2009 was RMB 1.3 million (US$0.2 million). The net income attributable to the Company in 2009 was mainly due to (i) the increased revenue from our B2C business, and (ii) increased income from our investment activities.
We periodically invest our excess cash in highly liquid equity securities. In addition, from time to time we write call and put options through listed exchange as part of our investment strategy. Our investment committee approves the investment policy covering the investment parameters to be followed with the primary goals being the safety of principal and maintaining the liquidity of funds. As of December 31, 2009, we held equity securities with a total value of approximately RMB51.2 million (US$7.5 million), which we purchased from China’s A-Share stock exchanges. We also made investments in the U.S. capital markets through investments in equity securities and call and put options. As of December 31, 2009, we held equity securities with a total value of approximately RMB120.0 million (US$17.6 million) that we purchased from the securities markets in the United States. In 2009, we recognized approximately RMB63.2 million (US$9.3 million) from our investment activities.
The major factors affecting our results of operations and financial condition include:
Focus on sales of enterprise software and related customer maintenance service
In 2009, we engaged in three main lines of business: (i) sales of enterprise software and related customer maintenance services, (ii) provision of software development services, (iii) B2C e-Grocery services. Furthermore, the provision of software development services has become a less significant line of business over time. We intend to continue deploying our resources on sales of enterprise software and related customer maintenance services and on our B2C e-grocery services. In addition, we also intend to leverage our existing expertise in quality control and e-service solutions to explore and develop other business opportunities.
Slowdown of the import/export industry in China
Our financial results have been, and we expect them to continue to be, affected by the import/export industry in China. The growth of China’s import/export volume experienced a slowdown in 2008 and 2009, falling from over 20% each year for the prior six consecutive years to 17.8% and -13.9% in 2008 and 2009, respectively. We believe that a number of factors have contributed to this slowdown, including macroeconomic measures and monetary policies adopted by the PRC government and the global financial crisis. However, China’s import/export volume for the first quarter of 2010 increased by 44.1% compared to the first quarter of 2009. We believe China’s import/export volume will continue to grow and create additional demand for our products and services.

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
Although the number of users of our enterprise software has increased significantly since we first launched our iDeclare.CIQ software products in August 2000, the growth in the number of potential users has declined significantly in recent years. The initial increase was partially attributable to the increasing number of PRC international trade enterprises and partially attributable to the increasing demand from such enterprises for more efficient import/export processing methods. The recent decrease was due to the PRC Inspections Administration’s distribution of its free software. We expect an increase in the number of PRC international trade enterprises as the PRC economy continues to expand over time, but such increase may also be slowed significantly by the recent global financial crisis. We believe the long term growth of the import/export market will increase demand for our enterprise software and related customer maintenance services and software development services, as international trade enterprises seek an efficient means of completing the declaration process.
While the growth rate of our user base has decreased continuously, we believe that we have continued to make sales of our iDeclare.CIQ software packages and related customer maintenance services due to certain benefits offered to our paid customers that are not offered to users of the free software. The PRC Inspections Administration’s distribution of free software products, while in the long run will likely increase the number of e-filers and hence increase demand for our enterprise software services, has had a significant adverse effect on our total net revenue, our results of operations and profitability in the short-term. For example, we sold, together with our franchisees, approximately 400 software packages of iDeclare.CIQ during the first quarter of 2010, which is similar to the number of software packages of iDeclare.CIQ sold by our company and our franchisees during the first quarter of 2009. Since 2008, we believe that the PRC Inspections Administration decreased its efforts to promote its free software and we believe there is uncertainty surrounding the PRC Inspections Administration’s future promotional plans for its free software. Additionally, the slowdown in China’s economy caused in part by the recent global crisis in the financial services and credit markets has also negatively impacted our sales of iDeclare.CIQ software packages.
Expanding our user base through franchisees
We believe our user base has substantial growth potential due to the high number of international trade enterprises that possess import/export rights in China. According to the PRC Ministry of Commerce, approximately 691,000 foreign-invested companies were approved to do business in China as of April 30, 2010. In addition, there are numerous PRC-based companies that possess import/export rights. A key component of our growth strategy is to secure new customers through the efforts of our franchisees and we intend to engage additional franchisees to expand our marketing and distribution network. Currently, we have engaged four franchisees to undertake marketing, distribution and service activities in China.

Description of revenues, cost items and trade receivables
At December 31, 2009, we primarily operate in two business segments: (i) B2G services and (ii) B2C services. Our B2G business segment includes sales of enterprise software and related customer maintenance services and software development services. Currently, our total net revenues are primarily derived from our sales of enterprise software and related customer maintenance services.
Total net revenues
Currently, we generate total net revenues primarily from our B2G segment which includes (i) sales of enterprise software and related customer maintenance services and (ii) fees from software development services, and our new B2C business.
Except for VAT rebates from the Chinese tax authorities as part of the PRC government’s policy of encouraging software development in the PRC, we report total net revenue net of business taxes. Our sales of enterprise software products and computer hardware and accessories are generally subject to a VAT of 17.0%. Our fees charged for software development services and customer maintenance service for enterprise software products are generally subject to a 5.0% business tax. Pursuant to the laws and regulations of the PRC, four of our subsidiaries in China are entitled to a 14.0% VAT rebate for certain self-developed software products. We recognize the VAT rebates at the same time we recognize net revenues from sales of enterprise software. VAT rebates are included in our net revenues from sales of enterprise software. In 2009, we recognized RMB 0.9 million (US$0.1 million) in VAT rebates. We cannot predict how much our net revenues from sales of our enterprise software and related customer maintenance services or software development services will increase in the future, or if they will increase at all.
Enterprise software and related customer maintenance services: Our net revenues from enterprise software are derived primarily from sales of our iDeclare.CIQ basic package and related customer maintenance service fees. We charge users of our iDeclare.CIQ product series a license fee of RMB4,500 per software package, which includes a one-year basic customer maintenance service period. We also charge RMB1,500 for each additional year of customer maintenance services, which includes a number of value-added services in addition to the basic maintenance services. Enterprise software revenues and fees from customer maintenance services are recognized ratably over a 12-month period. Enterprise software revenues received or receivable but not yet recognized are accounted for as deferred revenue on our balance sheets. Deferred revenue is reduced proportionately as enterprise software revenues are recognized ratably over the 12-month period.
We currently sell our enterprise software and provide related customer maintenance services through four franchisees. Our per-unit license fee for enterprise software products charged to our franchisees is based on our negotiated sales arrangement with the franchisee, and is less than the RMB4,500 per-unit license fee we receive from direct sales. We also sell iDeclare.CIQ products on a Pay-Per-Transaction basis to various users. Our ability to grow our net revenues from sales of enterprise software and related customer maintenance services will depend on (i) the rate of increase in the number of new users of such product, (ii) the market’s acceptance of our planned new software products, (iii) the success of our plans to engage additional franchisees, and (iv) our increased efforts in marketing our customer maintenance services to our users. The distribution of free enterprise software by the PRC Inspections Administration has adversely affected our ability to grow our net revenues from sales of enterprise software and related customer maintenance services.

Notwithstanding that we charge for such maintenance services, we believe our users and potential customers are not accustomed to being charged for this type of service and it is uncertain how many of our users will pay for such maintenance services. In 2009, we collected customer maintenance service fees from approximately 18,300 users, representing approximately 13% of our users due to the renewal of their maintenance service agreements. We intend to continue to increase our marketing and collection efforts with respect to these customer maintenance service fees. We expect our profit margin from sales of enterprise software to decrease if the VAT rebate is eliminated or reduced by the PRC tax authorities.
Software development services: Our net revenues from software development services are derived primarily from contracts related to PRC government agency software development projects, such as our services for the PRC Inspections Administration. As we believe is consistent with the practice of other software development companies in China engaged in government-related work, we often commence work on software development projects based on oral commitments from our customer and sign the contract after the commencement of work. Once a contract has been signed, we begin recognizing net revenues from these projects based on the percentage-of-completion method, in which revenue recognition is based on the percentage of actual hours incurred to date for each contract to the estimated total hours to be incurred for each contract at completion. We experienced a significant decline in our net revenues from the provision of software development services starting in 2007 and we expect such decline to continue over time due to decreasing demand for such services and an increase in competition for software development service contracts from other service providers. For example, iTowNet has developed its own platform for providing software development services and now provides software development services directly to its customers, such as the PRC Inspections Administration, that are similar to the software development services that we provide to our customers.
B2C services: During the first half of 2009, we launched a portal site, www.tootoo.cn, to serve as an e-grocery platform targeting Chinese consumers primarily in Beijing and Shanghai metropolitan areas. This platform is designed as an online grocery store, with offerings of organic products and other fresh and natural products, as well as delivery services direct from farm to table. We established partnerships with two local Beijing organic farms, Beijing Qingpuyuan Farm Land and Huaixiang Organic Farm Land, to assist us with upholding and maintaining quality control standards for product sourcing. In addition, in order to attract potential customers to this e-grocery platform as well as to promote the tootoo.cn branding, we organized and participated in various events such as mother and baby health seminars, organic farm field trips, and various food-related events. Throughout the second half of 2009 and in the early part of 2010, we made significant progress on our online grocery retail initiative. In April 2010, the online retail platform www.tootoo.cn underwent a complete upgrade, with the addition of new features including a convenient online payment service and a more diverse offering of organic products, fresh vegetables, fruits, and household goods and consumer products. tootoo.cn currently carries over 3,000 products in 16 different categories. Furthermore, we established our first warehouse with approximately 4,300 square meters, functionally divided into an ordinary temperature warehouse, refrigerated / frozen warehouse, processing workshop, office and other functional facilities.
We believe we are the first retailer in Beijing to offer guaranteed home deliveries of fresh produce and groceries. We believe that the market for online shopping in China is large and growing quickly. While the e-Grocery market represents a small and nascent segment of the broader ecommerce industry, we are very optimistic about the future prospects of this market in China and are confident that our unique positioning, diversified offering and high quality services will enable us to create long-term shareholder value.
Cost of revenues
Our cost of revenues consists principally of costs related to (i) sales of our enterprise software and related customer maintenance services, (ii) our provision of software development services, (iii) our provision of B2C e-Grocery services.

Enterprise software and related customer maintenance services: We distribute our software directly to end-users to distributing them through our franchisee network via the Internet. As such, the costs of revenues for our enterprise software is minimal because of low production costs, packaging costs and shipment costs. Additionally the franchisees have been providing a majority of our software maintenance services to customers for us. We therefore incurred declining direct costs to provide software maintenance services to customers.
As a result of the above factors, cost of revenues for enterprise software and related customers maintenance services was immaterial.
Software development services: Our cost of software development services is comprised mainly of personnel expenses, office rental expenses and other expenses directly related to our provision of software development services. We record cost of revenues for software development services on a percentage-of-completion method by reference to the man-hours incurred and estimated to be incurred for each contract at completion. We expect our cost of revenues related to software development services to decrease in line with a decrease in the demand for our services.
B2C services: Our costs of B2C services consist primarily of procurement costs for products sold, and direct costs associated with food related products and services, including salaries, employee benefits and overhead costs associated with employees providing the related services.
Gross profit margin
Our gross profit margin is primarily affected by our net revenues from sales of enterprise software and related customer maintenance services, the cost of revenues for our software development services and B2C services. We expect our enterprise software and related customer maintenance services gross profit margin to remain stable. We expect our software development services gross profit margin to decrease as we invest in more advanced technologies in new software development projects.
Operating expenses
Our operating expenses consist of (i) selling expenses, (ii) general and administrative expenses, (iii) research and development expenses, and (iv) (allowance for) recovery of doubtful accounts. We do not allocate operating expenses to individual lines of business when making decisions about allocation of resources or assessing the performance of our lines of business. We recognize stock-based compensation cost on a straight-line basis over the requisite service period, which is the vesting period.
Selling expenses: Selling expenses consist primarily of sales, marketing and personnel expenses, customer service expenses, associated rental expenses, marketing and advertising expenses and travel and entertainment expenses for our sales and marketing staff. We expense all selling expenses as they are incurred. We expect to expand our marketing and advertising campaigns to promote our new B2C business, specifically in the food products and services industries.
General and administrative expenses: General and administrative expenses consist primarily of personnel expenses, office rental expenses, general office expenses, travel and entertainment expenses and professional fees. We expense all general and administrative expenses as they are incurred. In 2009, we incurred lower general and administrative expenses than in earlier years as a result of the implementation of our “cost reduction” program which led to decreases in office expense, entertainment, communication expense and travel expense.

Research and development expenses: Research and development expenses consist primarily of research and development personnel expenses and associated rental expenses. We expense research and development expenses as they are incurred. In addition, because technological feasibility for our software products ordinarily occurs right before such products are commercially launched and because costs incurred between technological feasibility and commercial launch are immaterial, such costs are expensed as incurred. We generally expect our research and development expenses to increase as a result of (i) our investment in the research and development of new enterprise platform products, (ii) an increase in the number of research and development personnel, (iii) an expected increase in our potential new business ventures and (iv) our investment in software licenses for development tools to increase the productivity of our overall research and development efforts. However, research and development expenses decreased in 2009. This decrease was mainly attributable to the reduction in our headcount and depreciation expenses associated with disposed fixed assets. For 2010, we expect to incur additional research and development expenses as we shift our focus to B2C and expand our research and development initiatives to include other service offerings. Specifically, we are exploring the potential expansion of our business by leveraging our experience in B2G quality control and e-service solutions. We have focused our research and development initiatives to include our B2C offerings through our e-commerce platform, tootoo.cn. As our B2C business is under development, we may not successfully introduce it as one of our primary businesses.
Provision for doubtful accounts: In 2007, we believe that the PRC Inspections Administration decreased its efforts to promote its free software and we believe there is uncertainty surrounding the PRC Inspections Administration’s future promotional plans for its free software. Accordingly, we made a provision of approximately RMB19.9 million for doubtful accounts against our receivables specifically in relation to our building of certain electronic systems for the PRC Inspections Administration that enable the free software to process electric declarations over the Internet. In 2008, we wrote off these trade receivables against the allowance for doubtful accounts. In addition, in 2008 we made a further provision of RMB2.9 million based on aging analysis of trade receivables, customers’ credit-worthiness, past collection history, and changes in a customer’s payment terms. In 2009, a RMB26.3 million (US$3.8 million) provision for bad debts were made in light of the significant increase of the risk of collection such receivables.
As a result of the cumulative effect of the factors described above, we expect that in the future our total operating expenses will decrease.
Taxation
Under the current laws of the Cayman Islands, our company is not subject to tax on its income or capital gains. In addition, payment of dividends by us is not subject to withholding tax in the Cayman Islands.
PRC EIT: Our PRC operating subsidiaries and VIEs are subject to PRC EIT on their taxable income. Pursuant to PRC tax laws effective January 1, 2008, EIT is generally assessed at the rate of 25.0% of taxable income.
Ninetowns Ports was subject to a 7.5% EIT in 2007, 25% EIT in 2008 and 15% EIT in 2009. Guangdong Ninetowns Technology was entitled to an exemption in 2007, was subject to 7.5% EIT in 2008 and 15% EIT in 2009. Ninetowns Network was entitled to an exemption from EIT from January 1, 2006 to December 31, 2007 and was subject to a 25% EIT in 2008 and 2009.

Ninetowns Digital, Beijing New Take, Ninetowns Times, Ninetowns Ports and Ninetowns Network were qualified as “High and New technology enterprises” and were granted preferential EIT rates based on such status. Shanghai New Take was granted preferential EIT rates based on its status as a software company. Relevant PRC government authorities specify certain financial and operational criteria for a company to comply with in order to maintain its status as a High and New technology enterprise. Since the promulgation of the new Measures for Recognition of High and New Technology Enterprise effective as of January 1, 2008, Beijing New Take, Ninetowns Times, Ninetowns Digital and Ninetowns Network have been temporarily subject to a 25.0% EIT.
Baichuan, Ronghe Tongshang, Ninetowns Software, Dongguan Software, Guangdong Nine Masters, Sky Eco-agriculture, SH Meihuilong, and Tootoo Eco-agriculture were subject to a 25.0% EIT in 2009.
PRC business tax: Our PRC operating subsidiaries are also subject to PRC business tax. We primarily pay business tax on our net revenues generated from software development services and customer maintenance services. Our PRC operating subsidiaries and VIEs generally pay a 5.0% business tax on our net revenues derived from software development services and customer maintenance services and this business tax is deducted from our total net revenues.
Value-added tax: Our PRC operating subsidiaries are also generally subject to a VAT of 17.0% on sales of enterprise software products. Pursuant to PRC tax regulations, Ninetowns Network and Ninetowns Ports are entitled to a 14.0% VAT rebate on sales of certain registered self-developed software products. Our net revenues from sales of such enterprise software include VAT rebates in the amount of RMB4.3 million, RMB2.9 million and RMB 0.9 million (US$0.1 million) in 2007, 2008 and 2009, respectively. After we became a general VAT taxpayer in May 2010, except for self-grown products which are exempted from VAT, other goods are subject to VAT rates of 13% and 17%.
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
Revenue recognition
Currently, our revenue is mainly derived from the following sources: (i) sale of enterprise software and related services; (ii) software development services, and (iii) B2C services.
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

Revenues from software development services requiring significant production, modification, or customization of the software are recognized over the installation and customization period based on the percentage of completion method. Percentage-of-completion is measured principally by the percentage of actual hours incurred to date for each contract to the estimated total hours to be incurred for each contract at completion.
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
In general, B2C revenues are generally recognized upon delivery and revenues from catering services are generally recognized when the catering services are provided.
Trade receivables
We perform ongoing credit evaluations of our customers and adjust credit limits based on payment history and the customer’s current credit-worthiness, as determined by our review of their current credit information. In some fiscal periods, our trade receivables increased, and may increase in the future, to an amount which is approximately equal to our total net revenues for such period. We continuously monitor collections and payments from our customers and maintain allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make the required payments and use the specific identification method to record such allowances. We write off such trade receivables and specific allowances in one year if circumstances are not improved. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have had in the past. As of December 31, 2009, all of our billed receivables were from our customers and franchisees. Since our billed receivables are concentrated in a relatively small number of customers, a significant change in the liquidity or financial position of any one of these customers could have a material adverse impact on the collectability of our billed receivables and our future operating results.
Goodwill
Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. We completed a two-step goodwill impairment test for 2007. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.
In 2007, based on the impairment assessment performed by management, we recognized a total goodwill impairment charge of RMB193.6 million related to our enterprise software and related customer maintenance services and software development services. We also recorded in 2008 a total goodwill impairment charge of RMB78.1 million relating to our B2B business, and this impairment charge was included in net loss from discontinued operations. No goodwill impairment losses were recorded in the year ended December 31, 2009.

Impairment of Long-lived Assets
We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would adjust the carrying value of the asset based on the fair value and recognize an impairment loss. Fair value is estimated using expected discounted future cash flows. We recorded in 2008 a total long-lived assets impairment charge of RMB48.1 million relating to our B2B business, and this impairment charge was included in net loss from discontinued operations. No long-lived assets impairment losses were recorded in the year ended December 31, 2009.
Useful Life of Intangible Assets
Intangible assets include customer relationships, buyer database, completed technology, and purchased software for internal use and land use rights. Intangible assets are amortized on a straight-line basis over the expected useful life of five years, except land use rights which have an expected useful life of fifty years.
Share-based Compensation
The Company recognizes share-based compensation cost on a straight-line basis over the requisite service period, which is generally the vesting period, and measures the cost of employee services received in exchange for share-based compensation at the grant date fair value of the awards.
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
Since January 1, 2007, we are also required to evaluate our tax positions to determine whether we have any unrecognized tax benefits resulting from the differences between positions taken on our tax returns and benefits measured and recognized in our financial statements. Significant management adjustment is required in this process. Interests and penalties as a result of income tax filings are classified as part of our income taxes.

A. Operating results
The following table sets forth the results of our operations expressed as a percentage of our total net revenues for the periods indicated. Our historical operating results are not necessarily indicative of the results for any future period.

	Years ended
	December 31,
	2007	2008	2009
Total net revenues:
Enterprise software and related customer maintenance services	75.1%	81.3%	62.3%
Software development services	24.9%	18.6%	18.5%
Food sales and services	—	0.1%	19.2%
Cost of revenues:
Enterprise software and related customer maintenance services	—	—	—
Software development services	-17.2%	-11.9%	-12.3%
Food sales and services	—	-0.1%	-18.2%
Gross profit	82.8%	88.0%	69.5%
Operating expenses:
Selling and marketing	-31.4%	-21.0%	-18.5%
General and administrative	-71.5%	-72.3%	-67.1%
Research and development	-24.3%	-17.8%	-18.5%
Allowance for doubtful accounts	-21.7%	-2.8%	-28.0%
Impairment of goodwill	-188.0%	—	—
Government subsidies	1.0%	—	—
Loss from operations	-253.3%	-25.7%	-62.6%
Interest income	13.5%	6.7%	4.6%
Gain on sales of short-term investments	42.3%	9.4%	37.8%
Change in fair value of marketable options	—	—	29.5%
Gains from disposal of investments under cost method	—	2.1%	—
Other income	—	0.3%	4.2%
Net (loss) income from continuing operations before income tax and non-controlling interests	-197.3%	-7.1%	13.5%
Income tax expense	-3.0%	-0.8%	-4.4%
Net (loss) income from continuing operations	-200.5%	-7.9%	9.1%
Net loss from discontinued operations	-23.4%	-154.3%	-7.7%
Net (loss) income attributable to the Company	-223.9%	-162.2%	1.4%
2009 compared to 2008
Total net revenues
We generated total net revenues of RMB93.8 million (US$13.7 million) in 2009, an decrease of 10.3% over our total net revenues of RMB104.5 million in 2008. This revenue decrease was principally due to decreased sales from the iDeclare.CIQ series.

Enterprise software and related customer maintenance services. Net revenues from sales of our enterprise software and related customer maintenance services decreased by 31.3% to RMB58.4 million (US$8.6 million) in 2009 from RMB85.0 million in 2008, primarily due to decreased sales from our iDeclare.CIQ software package and iQM product series. In 2009, we signed customer maintenance service contracts with approximately 18,300 users whose customer maintenance service contracts were due for renewal in 2009. We recognized net revenues of RMB7.0 million (US$1.0 million) from sales of our enterprise software in 2009. We recognized net revenues of RMB51.4 million (US$7.5 million) from provision of customer maintenance services in 2009, including fees collected from Pay-Per-Transaction users. Of our net revenues from sales of enterprise software and related customer maintenance services of, RMB5.5 million and RMB 0.6 million (US$81,733) were from sales of the iQM product series and related software maintenance services in 2008 and 2009, respectively, representing a year-on-year decrease of 89.1%. In addition, RMB27.0 million and RMB 28.7 million (US$4.2 million) were from the Pay-Per Transaction filing fees in 2008 and 2009, respectively, representing a year-on-year increase of 6.3% from 2008 to 2009. We sold approximately 1,500 software packages of iDeclare.CIQ in 2009, which is significantly lower than the approximately 2,900 software packages of iDeclare.CIQ sold in 2008, representing a year-on-year decrease of 48.3%.
Software development services. Net revenues from our software development services decreased by 10.8% from RMB19.5 million in 2008 to RMB17.4 million (US$2.5 million) in 2009 because the number of hardware support and maintenance contracts entered into by Guangdong Ninetowns and the Administration for Quality Supervision and Inspection and Quarantine of Guangdong in 2009 decreased significantly compared to 2008.
B2C services. Net revenues from our B2C services was RMB18.0 million (US$2.6 million) in 2009 compared to nil in 2008. This is a new business.
Cost of revenues
Enterprise software and related customer maintenance services. The cost of revenues consists mainly of direct costs associated with the delivery of customer maintenance services, including salaries, employee benefits and overhead costs associated with employees providing related services. Since iDeclare is now generally distributed through the Internet, we incurred minimal outsourcing costs to outside contractors and costs associated with packaging and shipping of software. The franchisees provide a majority of our software maintenance services to our customers for us. Cost of revenues from enterprise software and related customer maintenance services were insignificant in 2008 and 2009.
Software development services. Cost of revenues from software development services decreased to RMB11.6 million (US$1.7 million) in 2009 from RMB12.4 million in 2008. As of December 31, 2009, we did not have any capitalized costs related to such projects.
B2C services. Cost of revenues from our B2C services was RMB17.0 million (US$2.5 million) in 2009 compared to nil in 2008. This is a new business.
Gross profit margin
Enterprise software and related customer maintenance services. Gross profit margin for sales of enterprise software and related customer maintenance services was close to 100% in 2007, 2008 and 2009 mainly because iDeclare has been generally distributed through the Internet since 2006 and we incurred minimal outsourcing costs to outside contractors and costs associated with packaging and shipping of software. Additionally, the franchisees have been providing most of the software maintenance services to customers and we incurred minimal direct costs associated with the delivery of customer maintenance services.
Software development services. Gross profit margin for software development services decreased to 33.5% in 2009 compared to 36.2% in 2008, for the reasons stated above.
B2C services. Gross profit margin was 5.3% for our B2C services in 2009.

Operating expenses
Operating expenses increased to RMB123.9 million (US$18.2 million) in 2009 from RMB118.9 million in 2008, primarily due to the increase in provision for doubtful accounts.
Selling expenses
Selling expenses decreased to RMB17.4 million (US$2.5 million) in 2009 from RMB21.9 million in 2008, primarily due to the reduction in our headcount, entertainment and travel expenses as a result of our “cost reduction” program implemented in 2009.
General and administrative expenses
General and administrative expenses decreased by 16.7% to RMB62.9 million (US$9.2 million) in 2009 from RMB75.5 million in 2008, primarily due to decrease in (i) legal and professional fees, (ii) share based compensation charges, and (iii) office expenses as a result of our “cost reduction” program implemented in 2009.
Research and development expenses
Research and development expenses decreased by 6.5% to RMB17.4 million (US$2.5 million) in 2009 from RMB18.6 million in 2008, primarily due to the reduction in headcount, depreciation expenses associated with disposal of fixed assets, as well as expense declines in rental, utilities, communication and travel expenses.
Provision for doubtful accounts
Provision for doubtful accounts increased to RMB26.3 million (US$3.8 million) in 2009 from RMB2.9 million in 2008, primarily due to the increased collection risk arising from the significant increase in the aging of our accounts receivable balances as a result of the longer repayment period by our customers.
Government subsidies
We did not receive any government subsidy in 2008 or 2009.
Interest income
Interest income decreased to RMB4.3 million (US$0.6 million) in 2009 from RMB7.0 million in 2008, primarily due to a decrease in the amount of our term deposits.
Gain on sales of short-term investments
Gain on sales of short-term investments increased to RMB35.5 million (US$5.2 million) in 2009 from RMB9.9 million in 2008 due to increased investments in marketable securities.
Change in fair value of marketable options
Change in fair value of marketable options was RMB27.7 million (US$4.1 million) in 2009 compared to nil in 2008, which is primarily due to our new investment activities of call and put options.
Income taxes
Income tax expense in 2009 increased to RMB4.1 million (US$0.6 million) in 2009 from RMB0.8 million in 2008 due to a provision for withholding tax on dividends paid by our Chinese subsidiaries to our overseas holding companies.

Net income from continuing operations
Income from continuing operations in 2009 was RMB8.6 million (US$1.3 million), compared to loss of RMB8.3 million in 2008, as a result of the cumulative effect of the factors described above.
Net loss from discontinued operations
Loss from discontinued operations in 2009 was RMB7.3 million (US$1.1 million), compared to loss of RMB161.3 million in 2008. The decrease in loss from discontinued operations was primarily due to the impairment of long-lived assets and goodwill in 2008.
Net income attributable to the Company
We recognized net income attributable to the Company of RMB1.3 million (US$0.2 million) in 2009 compared to a net loss attributable to the Company of RMB169.6 million in 2008, as a result of the cumulative effect of the factors described above.
2008 compared to 2007
Total net revenues
We generated total net revenues of RMB104.5 million (US$15.3 million) in 2008, an increase of 1.5% over our total net revenues of RMB103.0 million in 2007. This revenue increase was principally due to increased sales from the iQM product series and the popularity of Pay-Per Transaction pricing terms that helped us to retain existing clients and to attract potential new users, off-set by the significant decline in iDeclare.CIQ software package sales in 2008.
Enterprise software and related customer maintenance services. Net revenues from sales of our enterprise software and related customer maintenance services increased by 10.0% to RMB85.0 million (US$12.5 million) in 2008 from RMB77.3 million in 2007, primarily due to increased sales from the iQM product series and the popularity of Pay-Per Transaction pricing terms, off-set by the significant decline in iDeclare.CIQ software package sales in 2008. In 2008, we signed customer maintenance service contracts with approximately 40,500 users whose customer maintenance service contracts were due for renewal in 2008. We recognized net revenues of RMB39.9 million (US$5.8 million) from sales of our enterprise software in 2008. We recognized net revenues of RMB45.1 million (US$6.6 million) from the provision of customer maintenance services in 2008. Of our net revenues from sales of enterprise software and related customer maintenance services, RMB0.5 million and RMB5.5 million (US$0.8 million) were from sales of the iQM product series and related software maintenance services in 2007 and 2008, respectively, representing a year-on-year increase of 1,000.0%. In addition, RMB21.7 million and RMB27.0 million (US$4.0 million) were from the Pay-Per Transaction filing fees in 2007 and 2008, respectively, representing a year-on-year increase of 24.4%. However, we sold approximately 2,900 software packages of iDeclare.CIQ in 2008, which is significantly lower than the approximately 8,400 software packages of iDeclare.CIQ sold in 2007, representing a year-on-year decrease of 65.5%.
Software development services. Net revenues from our software development services decreased by 23.8% from RMB25.6 million in 2007 to RMB19.5 million (US$2.9 million) in 2008. In 2008, we did not recognize any net revenues from the provision of software development services to iTowNet and eGrid, previously two of our largest customers for software development services. iTowNet has developed its own platform for providing software development services and now provides software development services directly to its customers, such as the PRC Inspections Administration, that are similar to the software development services that we provide to our customers. As a result of the significant decline in demand by iTowNet and eGrid for our services, and an increase in competition for software development service contracts from other service providers, we did not enter into as many software development contracts in 2008, as compared to 2007.
Cost of revenues
Enterprise software and related customer maintenance services. The cost of revenues consists mainly of direct costs associated with the delivery of customer maintenance services, including salaries, employee benefits and overhead costs associated with employees providing related services. Since iDeclare is now generally distributed through the Internet, we incurred minimal outsourcing costs to outside contractors and costs associated with packaging and shipping of software. Additionally, the franchisees have been providing most of the software maintenance services to customers since 2006. Cost of revenues from enterprise software and related customer maintenance services were insignificant in 2006, 2007 and 2008.

Software development services. Cost of revenues from software development services decreased to RMB12.4 million (US$1.8 million) in 2008 from RMB17.7 million in 2007. As of December 31, 2006, 2007 and 2008, we did not have any capitalized costs related to such projects.
Gross profit margin
Enterprise software and related customer maintenance services. Gross profit margin for sales of enterprise software and related customer maintenance services was close to 100% in 2006, 2007 and 2008, mainly because iDeclare has been generally distributed through the Internet since 2006 and we incurred minimal outsourcing costs to outside contractors and costs associated with packaging and shipping of software. Additionally, the franchisees have been providing a majority of the software maintenance services to customers since 2006 and we incurred minimal direct costs associated with the delivery of customer maintenance services.
Software development services. Gross profit margin for software development services increased to 36.2% in 2008 compared to 30.8% in 2007, for the reasons stated above.
Operating expenses
Operating expenses decreased significantly to RMB118.9 million (US$17.4 million) in 2008 from RMB347.0 million in 2007, primarily due to an occurrence of an impairment loss from our B2G reporting unit in 2007 and a lower provision for doubtful accounts recognized in 2008.
Selling expenses
Selling expenses decreased significantly to RMB21.9 million (US$3.2 million) in 2008 from RMB32.4 million in 2007. This decrease was primarily due to the reduction in our (i) office and travel expenses as a result of our “cost reduction” program implemented in 2008, and (ii) rental and utility expenses as a result of our relocation to our self-owned premises.
General and administrative expenses
General and administrative expenses increased by 2.6% to RMB75.5 million (US$11.1 million) in 2008 from RMB73.6 million in 2007, primarily due to increases in (i) compensation costs incurred from staff reduction, (ii) depreciation charges on newly acquired fixed assets and (iii) share-based compensation charges.
Research and development expenses
Research and development expenses decreased by 25.6% to RMB18.6 million (US$2.7 million) in 2008 from RMB25.0 million in 2007, primarily due to a reduction in the number of research and development employees and rental and utility expenses, which was a result of our relocation to our newly acquired building.
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
Impairment of goodwill
The goodwill impairment was RMB193.6 million for our B2G reporting unit in 2007.

Government subsidies
We did not receive any government subsidy in 2008 compared to the RMB1.0 million in subsidies that we received in 2007.
Interest income
Interest income decreased to RMB7.0 million (US$1.0 million) in 2008 from RMB13.9 million in 2007, primarily due to a decrease in the amount of our term deposits.
Gain on sales of short-term investments
Gain on sales of short-term investments decreased significantly to RMB9.9 million (US$1.4 million) in 2008 from RMB43.5 million in 2007 because we reduced our short-term investing activities due to the increased volatility in the PRC securities market.
Gain from disposal of investment under cost method
In 2008, we entered into a share repurchase agreement with Global Market, under which Global Market repurchased 309,468 Series A preferred shares from us for a cash consideration of RMB7.7 million (US$1.1 million). We recognized a gain of RMB 2.2 million (US$0.3 million) upon the disposal of such Series A preferred shares.
Income taxes
Income tax expense in 2008 was RMB0.8 million (US$0.1 million), compared to RMB3.1 million in 2007. In 2008, we incurred certain deferred tax liabilities in connection with the timing differences resulting from the accelerated depreciation of certain property and equipment.
Loss from continuing operations
Loss from continuing operations amounted to RMB8.3 million (US$1.2 million) in 2008 as compared to RMB206.5 million in 2007. The decrease in loss was a result of the cumulative effect of the factors described above.
Loss from discontinued operations
Loss from discontinued operations amounted to RMB161.3 million (US$23.6 million) in 2008 as compared to RMB24.1 million in 2007. The increase in loss from discontinued operations in 2008 was mainly due to the impairment loss of long-lived assets and goodwill of our B2B reporting unit.
Net loss attributable to the Company
We incurred a net loss attributable to the Company of RMB169.6 million (US$24.9 million) in 2008 compared to RMB230.5 million in 2007, as a result of the cumulative effect of the factors described above.
Inflation
Inflation and deflation in China did not have a material impact on our results of operations in the past three years. According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the change in the Consumer Price Index in China, was 4.8%, 5.9% and -0.7% in 2007, 2008 and 2009, respectively.
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
B. Liquidity and capital resources
Our primary sources of liquidity is from our cash account. We had no outstanding debt as of December 31, 2009. The following table sets forth the summary of our cash flows for the periods indicated:

	For the years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
	(in millions)

Net cash used in operating activities	(2.9)	(33.9)	(26.5)

Net cash provided by/(used in) investing activities	57.2	(37.4)	(76.8)
Net cash provided by financing activities	1.3	—	—
Effect of exchange rate changes	(4.3)	(2.0)	0.1
Net increase/(decrease) in cash and cash equivalents	51.3	(73.3)	(103.2)

Cash and cash equivalents, beginning of year	598.6	649.9	576.6

Cash and cash equivalents, end of year	649.9	576.6	473.4

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
Cash flow from operating activities
Cash used in operating activities was RMB26.5 million (US$3.9 million) in 2009. This was primarily attributable to increased costs in pursuing our B2C strategy in 2009. Cash used in operating activities was RMB33.9 million in 2008. Cash used in operating activities was RMB2.9 million in 2007.

Cash flow from investing activities
Cash used in investing activities was RMB76.8 million (US$11.3 million) in 2009. This was primarily attributable to purchases of marketable securities.
Cash used in investing activities was RMB37.4 million in 2008. This was primarily attributable to purchases of property and equipment and the purchase of land use rights from Yizhuang Substation of the PRC Country Resources Bureau for RMB30.2 million. The land use rights have a contractual useful life of fifty years.
Cash provided by investing activities was RMB57.2 million in 2007. This was primarily attributable to the re-classification of certain term deposits into cash and cash equivalents, but taking into account cash used in our acquisition of Baichuan.
Cash flow from financing activities
We did not generate cash from financing activities in 2009. Financing activities generated cash of nil and RMB1.3 million in 2008 and 2007. This was comprised primarily of proceeds from employees’ exercise of their stock options.
Capital resources
To better manage our assets for long-term growth, we periodically invest our excess cash in highly liquid equity securities. In addition, from time to time we write call and put options through listed exchange as part of our investment strategy. Our investment committee approves the investment policy covering the investment parameters to be followed with the primary goals being the safety of principal and maintaining the liquidity of funds. Short-term investments are comprised of marketable equity securities, which are classified as trading and available-for-sale. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with realized gains and losses recognized in earnings. Short-term investments classified as available for sale are stated at fair values. Unrealized gains or losses on available-for-sale securities from the changes in fair value are recorded in equity as other comprehensive income (loss). Realized gains or losses, based upon the specific identification method, on the disposal of available-for-sale securities are recorded in the consolidated statement of operations. Liabilities for certain call options of RMB6.1 million (US$0.9 million) and put option of RMB5.8 million (US$0.8 million) were included in liabilities at December 31, 2009.
Our primary source of liquidity is cash flow from operating activities. Our cash and cash equivalents primarily consist of cash on hand and bank deposits. As of December 31, 2009, we had RMB473.4 million (US$69.4 million) in cash and cash equivalents. In addition, as of December 31, 2009, we had invested RMB25.0 million (US$3.7 million) in term deposits, which are payable at varying maturities from six months to one year.
We believe that our available cash and cash equivalents will be sufficient to meet our capital needs for at least the next 12 months. Except for our net cash provided by operating activities, we currently have no plans to seek additional sources of liquidity in the near future. However, we cannot assure you that our business or operations will not change in a manner that would consume our available capital resources more rapidly than anticipated, especially as we continue to evaluate other investment and acquisition opportunities. As of December 31, 2009, we had no lines of credit or other credit facilities.
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
As of December 31, 2009, we had 250 employees dedicated to research and development, 30 of whom have master’s degrees and one of whom has a Ph.D. degree. Most of our research and development efforts are located in our principal executive offices in Beijing.
Our expenses for research and development activities totaled RMB25.0 million in 2007, RMB18.6 million in 2008 and RMB 17.4 million (US$2.5 million) in 2009.
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
Of our 250 employees dedicated to research and development, 4 employees concentrate their efforts on the research and development of our new B2C business.
D. Trend information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2009 to December 31, 2009 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-balance sheet arrangements
We are exposed to equity price risk as a result of its investment in equity securities and equity derivatives. Equity price risk results from changes in the level or volatility of equity prices, which affect the value of equity securities, or instruments that derive their value from such securities. We attempt to mitigate our exposure to such risks by not limiting our investment in any one security or index.
F. Tabular disclosure of contractual obligations
We have entered into leasing arrangements relating to our office premises, technical support centers and farm for self-grown goods for our B2C business. Our contractual obligations regarding these lease arrangements generally consist of rental payments and other charges that are due and payable on a monthly basis during the term of the relevant lease. In general, our lessors have the right to terminate the lease agreements and repossess the leased premises if we fail to make the prescribed payments for two consecutive months, or the expiration of a reasonable period after service of notice for non-payment of rent by the lessors. The following sets forth our commitments under these leases as of December 31, 2009:

	(in thousands)
Less than one year	RMB	2,309
1-3 years		1,680
3-5 years		1,217
More than 5 years		3,158

Total	RMB	8,364

As of December 31, 2009, we had unrecognized tax benefits amounting to RMB5.1 million (US$0.8 million). Since there is a high degree of uncertainty regarding the timing of future cash outflows, we are unable to make reasonable estimates regarding the timing of settlement with the respective tax authority.
G. Recent Accounting Pronouncements
In June 2009, the Financial Accounting Standards Board (“FASB”) issued revised guidance on the accounting for transfers of financial assets. The revised guidance requires more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to the transferred financial assets. It eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures. This guidance will be effective for the Company on January 1, 2010 and is not expected to have any impact on the Company’s consolidated financial statements.
In June 2009, the FASB issued revised guidance on the consolidation of variable interest entities (“VIEs”). The revised guidance requires an analysis to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity. Additionally, the revised guidance requires an ongoing reassessment and eliminates the quantitative approach previously required for determining whether an entity is the primary beneficiary. This guidance will be effective for the Company on January 1, 2010 and is not expected to have a material impact on the Company’s consolidated financial statements.

In October 2009, the FASB issued new guidance on revenue recognition for arrangements with multiple deliverables and certain revenue arrangements that include software elements. By providing another alternative for determining the selling price of deliverables, the guidance for arrangements with multiple deliverables will allow companies to allocate arrangement consideration in multiple deliverable arrangements in a manner that better reflects the transaction’s economics and will often result in earlier revenue recognition. The new guidance modifies the fair value requirements of previous guidance by allowing “best estimate of selling price” in addition to vendor-specific objective evidence (“VSOE”) and other vendor objective evidence (“VOE”, now referred to as “TPE” standing for third-party evidence) for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted under the new guidance. The new guidance for certain revenue arrangements that include software elements removes non-software components of tangible products and certain software components of tangible products from the scope of existing software revenue guidance, resulting in the recognition of revenue similar to that for other tangible products. The new guidance is effective for fiscal years beginning on or after June 15, 2010. However, companies may be able to adopt as early as interim periods ended September 30, 2009. The guidance may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangements or retrospectively. The Company has not early adopted the new guidance and is currently evaluating the impact on its consolidated financial statements of adopting this guidance.
In December 2009, the FASB issued revised guidance on Consolidations — Improvements to Financial Reporting by Enterprises Involved with VIEs, which became effective for the Company on November 15, 2009. The amendments in this guidance replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity, with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity, that most significantly impact the entity’s economic performance and has (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. An approach that is expected to be primarily qualitative will be more effective for identifying which reporting entity has a controlling financial interest in a variable interest entity. The amendments in this guidance also require additional disclosures about a reporting entity’s involvement in variable interest entities, which will enhance the information provided to users of financial statements. The Company believes there will be no material impact on its consolidated financial statements upon adoption of this standard.
In December 2007, the FASB issued new accounting guidance that defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. It also establishes the appropriate income statement presentation and classification for joint operating activities and payments between participants, as well as the sufficiency of the disclosures related to those arrangements. This new accounting guidance was effective for the Company on January 1, 2009, and its adoption did not have a significant impact on its consolidated financial statements.
In June 2009, the Financial Accounting Standards Board (“FASB”) approved its Accounting Standards Codification or Codification as the single source of authoritative United States accounting and reporting standards applicable for all nongovernmental entities, with the exception of the SEC and its staff. The Codification, which changes the referencing of financial standards, is effective for interim or annual financial periods ending after September 15, 2009. Therefore, beginning in the third quarter of fiscal year 2009, all references made to US GAAP use the new Codification numbering system prescribed by the FASB. As the Codification did change and alter existing US GAAP, it did not have any impact on the Company’s consolidated financial statements.
Effective January 1, 2009, the Company adopted an authoritative pronouncement issued by the FASB regarding non-controlling interests in consolidated financial statements. The pronouncement improves the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report non-controlling interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, the pronouncement eliminates the diversity that currently exists in accounting for transactions between an entity and non-controlling interests by requiring they be treated as equity transaction. The pronouncement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. Furthermore, disclosure of the amounts of consolidated net income attributable to the parent and to the non-controlling interest is required on the face of the financial statements. The pronouncement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of the pronouncement required retroactive application of the presentation and disclosure requirements of the standard to all periods presented. The adoption did not impact the consolidated financial statements presented herein, except for the presentation and disclosure requirements affecting all periods presented including:
(a)	the non-controlling interest has been reclassified to equity,
(b)	consolidated net income or loss has been adjusted to include the net income or loss attributable to the non-controlling interest,
(c)	consolidated comprehensive income or loss has been adjusted to include the comprehensive income or loss attributable to the non-controlling interest, and
(d)	for each reporting period the Company must present a reconciliation at the beginning and end of the period of the carrying amount of total equity and equity attributable to the Company and the non-controlling interest.
Accordingly, after adoption, non-controlling interests (approximately negative RMB88,655 and RMB nil at December 31, 2009 and December 31, 2008, respectively) are classified as equity, a change from its previous classification between liabilities and stockholders’ equity. Losses attributable to non-controlling interest (approximately RMB88,655, RMB5.5 million and RMB6.1 million for 2009, 2008 and 2007, respectively) are included in net income (loss), although such losses continue to be deducted to measure earnings (loss) per share.
Item 6. Directors, Senior Management and Employees.
A. Directors and senior management
The following table sets forth the name, age and position of our directors and executive officers as of the date of this annual report:

Name	Age	Position
Shuang Wang	47	Director and Chief Executive Officer
Kin Fai Ng	65	Director, Senior Vice President and Company Secretary
Dachun Zhang	65	Director
Fushan Chen	71	Director
Mark Ming Hsun Lee	38	Director
Martin Cheung	41	Director
Xiaoguang Ren	46	President
Tommy Siu Lun Fork	48	Chief Financial Officer
Min Dong	46	Senior Vice President, Legal Affairs, Administration and Human Resources
Bolin Wu	44	General Manager, Research and Development and Chief Technology Officer

Shuang Wang founded our predecessor, Ninetowns Technology, in 1995 and is now a director and our Chief Executive Officer. From 1992 to 1994, Mr. Wang was the founder and Chief Executive Officer of Ninetowns Technology Co., Ltd., a company engaged in sales of computer hardware in China. From 1989 to 1992, Mr. Wang was the executive deputy general manager of Shenzhen Zhongnong Enterprise Corporation, a company engaged in the import and export of agricultural products. In March 2002, Mr. Wang was awarded the Traverse Cup Prize by Software World Magazine and Microelectronic Industry Development and Research jointly with a number of industry magazines in China for Mr. Wang’s outstanding performance in and significant contributions to the information technology industry. In March 2003, Mr. Wang was also recognized as one of the “2002 top ten leaders of the PRC software industry in China” by Software World Magazine jointly with China Central TV for his significant contributions to the software industry. Mr. Wang is also the chairman of the board of directors of Beijing New Take, Ninetowns Digital and Beijing Ninetowns Times; the vice-chairman and a non-executive director of iTowNet; and a director of Jitter Bug, Ixworth, New Take, Shielder, Ninetowns Ports and Global Market. Mr. Wang holds a bachelor’s degree in science from Beijing Institute of Technology, a master’s degree in optics engineering from Beijing Institute of Technology and an engineering qualification certificate from the Ministry of Agriculture of the PRC.
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

Martin Cheung has served as a director since June 2008. Mr. Cheung currently works as the Corporate Development Director of Profound Heavy Industrial Holding Limited. He also currently serves as an independent non-executive director of China Environmental Resources Group Limited (formerly called Benefun International Holding Limited) and Hong Long Holdings Limited, both of which are companies with securities listed on the Hong Kong Stock Exchange. Mr. Cheung is a member of the American Institute of Certified Public Accountants and is a Certified Public Accountant of Australia. From 2005 to 2008, Mr. Cheung was the Corporate Finance Director at Grant Thornton Corporate Finance Limited. From 2002 to 2005, Mr. Cheung was an Executive Vice President at Japan Asia Securities. From 1994 to 2002, Mr. Cheung was a Vice President of Daiwa Securities. From 1991 to 1994, Mr. Cheung was a senior auditor at Deloitte Touche Tohmatsu. Mr. Cheung obtained a bachelor’s degree in Social Sciences from the University of Hong Kong in 1991, a master’s of Science degree in Accounting from Curtin University of Technology, in Perth, Australia in 1997 and a master’s of Science degree in Finance (Investment Management) from the Hong Kong University of Science and Technology in 2001.
Xiaoguang Ren has served as our President since January 2004. From 1995 to December 2003, Mr. Ren served in various positions with our company, including vice president and senior vice president for sales and marketing. Mr. Ren has also been a director of Ixworth and Jitter Bug since February 2000. From 1988 to 1995, Mr. Ren served as the general manager of Beijing University Fangyuen Life Science Co., Ltd. and Tsingtao Minyi High Technology Co., Ltd, both companies engaged in the software development business. Mr. Ren is also a director of iTowNet, New Take, Beijing New Take, Ninetowns Times and Ninetowns Ports, a director and general manager of Ninetowns Digital and the sole supervisor of Shanghai New Take. Mr. Ren holds a bachelor’s degree in mathematics from Heilongjiang University and a master’s degree in computer science from the Computing Technologies Research Institute of the Chinese Academy of Sciences. Mr. Ren received an executive master of business administration degree from Peking University in January 2010.
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
Min Dong formed our predecessor, Ninetowns Technology, in 1995 and is now our Senior Vice President of Legal Affairs, Administration and Human Resources. Prior to co-founding Ninetowns Technology in 1995, Ms. Dong served as a lecturer at Central Finance and Economic University in China. Ms. Dong has been a director of Jitter Bug and Ixworth since February 2000. Ms. Dong is also a director of New Take, Shielder, Beijing New Take, Ninetowns Digital and Ninetowns Ports, and a director and the general manager of Ninetowns Times. Ms. Dong is the spouse of Mr. Wang. Ms. Dong holds a bachelor’s degree and a master’s degree in law from China Politics and Law University. Ms. Dong received an executive master of business administration degree from Peking University in July 2009.
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
B. Compensation
As of December 31, 2009, we do not have any outstanding loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. For 2009, the aggregate amount of compensation paid by us to all of our directors and executive officers was approximately RMB5.6 million (US$0.8 million).
Our full-time employees in China also participate in a government-mandated multi-employer defined contribution plan pursuant to which pension benefits, medical care, unemployment insurance and other welfare benefits are provided to those employees. The total provision for such employee benefits, corresponding to the full amount of our obligation in connection therewith, was RMB8.2 million, RMB8.2 million and RMB5.6 million (US$0.8 million) for 2007, 2008 and 2009, respectively.
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
The following table summarizes, as of May 31, 2010, the outstanding options granted under our 2003 Plan to our directors and executive officers.

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
The following table summarizes, as of May 31, 2010, the outstanding options granted under our Amended and Restated 2004 Plan to our directors and executive officers.

	Ordinary Shares
	Underlying	Exercise Price
	Options Granted	(US$/Share)	Date of Grant	Date of Expiration
Xiaoguang Ren	19,286	8.60	February 23, 2005	February 22, 2015
	22,368	3.03	February 5, 2008	February 4, 2018
	220,000	1.40	July 16, 2009	July 15, 2019
	70,000	1.60	February 10, 2010	February 9, 2020
Bolin Wu	35,357	8.60	February 23, 2005	February 22, 2015
	39,930	3.03	February 5, 2008	February 4, 2018
	110,000	1.40	July 16, 2009	July 15, 2019
	70,000	1.60	February 10, 2010	February 9, 2020
Tommy Siu Lun Fork	17,679	8.60	February 23, 2005	February 22, 2015
	220,000	1.40	July 16, 2009	July 15, 2019
	70,000	1.60	February 10, 2010	February 9, 2020
Shuang Wang	20,893	8.60	February 23, 2005	February 22, 2015
	330,000	1.40	July 16, 2009	July 15, 2019
	70,000	1.60	February 10, 2010	February 9, 2020
Min Dong	17,679	8.60	February 23, 2005	February 22, 2015
	110,000	1.40	July 16, 2009	July 15, 2019
	70,000	1.60	February 10, 2010	February 9, 2020

	Ordinary Shares
	Underlying	Exercise Price
	Options Granted	(US$/Share)	Date of Grant	Date of Expiration
Dachun Zhang	8,036	8.60	February 23, 2005	February 22, 2015
	3,000	3.03	February 5, 2008	February 4, 2018
	11,250	1.40	July 16, 2009	July 15, 2019
	30,000	1.60	February 10, 2010	February 9, 2020
Fushan Chen	8,036	8.60	February 23, 2005	February 22, 2015
	3,000	3.03	February 5, 2008	February 4, 2018
	11,250	1.40	July 16, 2009	July 15, 2019
	30,000	1.60	February 10, 2010	February 9, 2020
Mark Ming Hsun Lee	17,679	8.60	February 23, 2005	February 22, 2015
	4,500	3.03	February 5, 2008	February 4, 2018
	15,000	1.40	July 16, 2009	July 15, 2019
	30,000	1.60	February 10, 2010	February 9, 2020
Kin Fai Ng	12,000	3.03	February 5, 2008	February 4, 2018
	90,000	1.40	July 16, 2009	July 15, 2019
	30,000	1.60	February 10, 2010	February 9, 2020
Martin Cheung	30,000	1.40	July 16, 2009	July 15, 2019
	30,000	1.60	February 10, 2010	February 9, 2020
The following table summarizes, as of May 31, 2010, the outstanding non-vested shares granted under our Amended and Restated 2004 Plan to our directors and executive officers.

	Non-vested Shares		End of Vesting
	Granted	Date of Grant	Period
Xiaoguang Ren	60,037	February 5, 2008	February 5, 2012
	585,771	February 10, 2010	February 10, 2011
Bolin Wu	41,709	February 5, 2008	February 5, 2012
Tommy Siu Lun Fork	20,000	February 5, 2008	February 5, 2012
Shuang Wang	30,000	February 5, 2008	February 5, 2012
Min Dong	20,000	February 5, 2008	February 5, 2012
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
The following table summarizes, as of May 31, 2010, the outstanding non-vested shares granted under our 2006 Plan to our directors and executive officers.

	Non-vested Shares		End of Vesting
	Granted	Date of Grant	Period
Xiaoguang Ren	840,000	February 10, 2010	February 10, 2011
Bolin Wu	439,912	February 10, 2010	February 10, 2011
Tommy Siu Lun Fork	41,000	February 10, 2010	February 10, 2011
Shuang Wang	41,000	February 10, 2010	February 10, 2011
Min Dong	41,000	February 10, 2010	February 10, 2011
Kin Fai Ng	41,000	February 10, 2010	February 10, 2011
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
D. Employees
As of December 31, 2009, we had 336 full-time employees. Of our employees, 10 were in management, 17 were in finance, 19 were in administration and human resources, 250 were in research and development and 40 were in sales and marketing.

Our employees located in China other than Hong Kong are covered by the retirement schemes defined by PRC local practice and regulations, which are essentially defined contribution schemes. Certain of our employees who are located in Hong Kong have joined the Mandatory Provident Fund Scheme which is also a defined contribution scheme. The amounts we paid to these defined contribution schemes were RMB5.0 million, RMB4.9 million and RMB3.5 million (US$0.5 million) for 2007, 2008 and 2009, respectively. In addition, we are required by law to contribute approximately 10% in Beijing, 12% in Shanghai and 8% in Guangzhou of the average salaries of all employees for mandatory medical benefits and approximately 1% in Beijing and 2% in both Shanghai and Guangzhou of the salaries of some employees for unemployment benefits. The PRC government is directly responsible for the payments of the benefits to these employees. The amounts contributed amounted to RMB3.2 million, RMB3.3 million and RMB2.1 million (US$0.3 million) for 2007, 2008 and 2009, respectively.
Our future success will depend, in part, on our ability to continue to attract, retain and motivate highly qualified technical and management personnel, for whom competition is intense. Our employees are not covered by any collective bargaining agreement and we have never experienced a work stoppage. We believe we enjoy good relations with our employees.
E. Share ownership
The following table sets forth information known to us with respect to the beneficial ownership of our ordinary shares as of May 31, 2010, taking into account the number of ordinary shares underlying our outstanding options, by each person who is known to us to be the beneficial owner of more than 5.0% of our ordinary shares; each of our directors; each of our named executive officers; and all of our executive officers and directors as a group.

	Ordinary Shares
	Beneficially Owned
Name	Number(1)	Percent(2)

Directors and executive officers(3)
Shuang Wang(4)	6,518,697	18.01%
Min Dong(5)	6,518,697	18.01%
Xiaoguang Ren(6)	1,093,144	3.03%
Kin Fai Ng(7)	700,725	1.95%
Bolin Wu(8)	694,135	1.93%
Tommy Siu Lun Fork(9)	645,853	1.79%
Mark Ming Hsun Lee(10)	23,679	* %
Dachun Zhang(11)	12,349	* %
Fushan Chen(12)	12,349	* %
Martin Cheung(13)	7,500	* %

All directors and executive officers as a group (10 persons)	9,708,431	26.17%

5% and above shareholders
Yong Ping Duan(14)	7,072,327	19.76%
Technology Pioneer Corp.(15)	3,070,028	8.58%
Value Chain International Limited(16)	2,002,312	5.59%

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes those securities for which voting or investment power with respect to the securities is held.

(2)	The number of ordinary shares outstanding used in calculating the percentage for each listed person includes the ordinary shares underlying options held by such persons and exercisable within 60 days of the date of this annual report. Percentage of beneficial ownership is based on 35,791,834 ordinary shares outstanding as of May 31, 2010. In 2008, 800,000 of the Company’s ordinary shares were converted into American Depositary Shares to facilitate our employees’ cashless exercise of vested stock options and non-vested shares. Stock options for 6,186 ordinary shares were exercised in 2008. 120,536 previously non-vested shares became vested in 2009.

(3)	The address of our current directors and executive officers is c/o Ninetowns Internet Technology Group Company Limited, 22/F, Building No. 1, Capital A Partners, No. 20 Gongti East Road, Chaoyang District Beijing 100020, PRC.

(4)	Includes (i) 4,031,465 ordinary shares held by Mr. Wang, (ii) 2,002,312 ordinary shares held by Mr. Wang through his ownership of Value Chain, (iii) 278,307 ordinary shares underlying share options held by Mr. Wang which are currently exercisable or exercisable within 60 days of the date of this annual report, (iv) 90,842 ordinary shares held by Ms. Dong, and (v) 115,771 ordinary shares underlying share options held by Ms. Dong which are currently exercisable or exercisable within 60 days of the date of this annual report.

(5)	Includes (i) 90,842 ordinary shares held by Ms. Dong, (ii) 115,771 ordinary shares underlying share options held by Ms. Dong which are currently exercisable or exercisable within 60 days of the date of this annual report, (iii) 2,002,312 ordinary shares held by Ms. Dong through her ownership of Value Chain, (iv) 4,031,465 ordinary shares held by Mr. Wang and (v) 278,307 ordinary shares underlying share options held by Mr. Wang which are currently exercisable or exercisable within 60 days of the date of this annual report.

(6)	Includes 823,122 ordinary shares held by Mr. Ren and 270,022 ordinary shares underlying share options held by Mr. Ren which are currently exercisable or exercisable within 60 days of the date of this annual report.

(7)	Includes 10,250 ordinary shares held by Mr. Ng and 634,411 ordinary shares beneficially held by Mr. Ng through his ownership of Oriental Plan Developments Limited, or Oriental Plan, and 56,064 ordinary shares underlying share options held by Mr. Ng which are currently exercisable or exercisable within 60 days of the date of this annual report.

(8)	Includes 460,696 ordinary shares held by Mr. Wu and 233,439 ordinary shares underlying share options held by Mr. Wu which are currently exercisable or exercisable within 60 days of the date of this annual report.

(9)	Includes 350,250 ordinary shares held by Mr. Fork and 295,603 ordinary shares underlying share options held by Mr. Fork which are currently exercisable or exercisable within 60 days of the date of this annual report.

(10)	Represents 23,679 ordinary shares underlying share options held by Mr. Lee which are currently exercisable or exercisable within 60 days of the date of this annual report.

(11)	Represents 12,349 ordinary shares underlying share options held by Mr. Zhang which are currently exercisable or exercisable within 60 days of the date of this annual report.

(12)	Represents 12,349 ordinary shares underlying share options held by Mr. Chen which are currently exercisable or exercisable within 60 days of the date of this annual report.

(13)	Represents 7,500 ordinary shares underlying share options held by Mr. Cheung which are currently exercisable or exercisable within 60 days of the date of this annual report.

(14)	Includes 5,072,308 ordinary shares held directly by Mr. Duan and 2,000,019 ordinary shares beneficially held by Mr. Duan through his position as the president of Enlight Foundation, or Enlight, a non-profit family foundation under the laws of California. Enlight is a California corporation that is owned by Mr. Duan. The address of Enlight is c/o SY. Lee & Chen, 362 W. Garvey Ave., Monterey Park, CA 91754.

(15)	Technology Pioneer is a British Virgin Islands company that is 100.0% owned by Mr. Lei Ding. The address of Technology Pioneer Corp. is No. 16 Ke Yun Road, Zhong Shan Avenue, Guangzhou, The People’s Republic of China, 510655.

(16)	Value Chain is a British Virgin Islands company that is 50.0% owned by Mr. Wang, who is our Chief Executive Officer and one of our directors, and 50.0% owned by Ms. Dong, who is one of our executive officers and the spouse of Mr. Wang. The address of Value Chain is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

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
In 2007 and 2008, we did not enter into any software development contracts with iTowNet and we did not derive any revenue from the provision of software development services to iTowNet. In 2009, we derived RMB0.4 million revenue from the provision of software development services to iTowNet.
Mr. Wang and Ms. Dong, through Import and Export, have not and do not currently receive any income, fee or economic benefit from iTowNet.
Shenzhen Ninetowns Enke Software Technology Co., Ltd.
(formerly Shenzhen Jinwangge Software Co., Ltd.)
In late 2003, we decided to implement a franchise program to expand our sales distribution network and Mr. Jing Shao and Mr. Hongmei Tian, one of our former employees, expressed an interest in establishing such a franchisee relationship with us. In order to do so, they needed to establish a technology company in China, which is burdensome, requires substantial paperwork and often involves a long waiting period. Yadi Yangguang, together with the other shareholders of Jinwangge, agreed to sell 100.0% of the equity interest in Jinwangge to Mr. Jing Shao and Mr. Hongmei Tian in July 2003 for an aggregate consideration of RMB8.0 million. The transfer of such interests was completed in February 2004.
As of September 2005, Ninetowns Enke has been 81.25% owned by Mr. Jing Shao and 18.75% owned by Mr. Su Tianjian, one of our former employees. On June 1, 2009, we entered into a new franchise agreement with Ninetowns Enke for iDeclare.CIQ. This agreement has a 19 month term and does not contain any minimum sales commitment. In addition, Ninetowns Enke agreed to act as our sales agent for our enterprise software after sales maintenance services and a sales discount of 22.23%.
We recognized net revenues of approximately RMB2.3 million (US$0.3 million) from sales of our customer maintenance services to Ninetowns Enke in 2009.

Guangzhou Ninetowns Wang Li Software Co., Ltd.
Mr. Zhou Peiji, a 22.1% shareholder of Baichuan, which is one of our VIEs, owns 90% of the equity interests of Ninetowns Wang Li.
In December 2006, we revised our franchise agreement with Ninetowns Wang Li for our new software version under the iDeclare.CIQ series. On June 1, 2009, we entered into a new franchise agreement with Ninetowns Wang Li for iDeclare.CIQ. This agreement has a 19 month term and does not contain any minimum sales commitment. In addition, Ninetowns Wang Li agreed to act as our sales agent for our enterprise software after sales maintenance services and a sales discount of 22.23% of total maintenance revenue.
We recognized net revenues of approximately RMB9.3 million (US$1.4 million) from sales of our software products and related customer maintenance services to Ninetowns Wang Li in 2009.
Related party trade receivables
In connection with the transactions described above, we had net trade receivables from related parties amounting to approximately RMB5.7 million (US$0.8 million) as of December 31, 2009. These receivables consisted primarily of proceeds from sales of enterprise software and related customer maintenance services.
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

The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for (1) the years of 2005, 2006, 2007, 2008 and 2009, (2) the four quarters in 2008 and 2009 and (3) each of the months since December 2009.

	Sales Price
	High		Low

Annual highs and lows
2005	US$	11.48	US$	4.21
2006	US$	6.98	US$	4.29
2007	US$	7.20	US$	2.64
2008	US$	3.30	US$	0.82
2009	US$	2.20	US$	0.86

Quarterly highs and lows
First Quarter 2008	US$	3.30	US$	2.05
Second Quarter 2008	US$	2.73	US$	2.00
Third Quarter 2008	US$	2.46	US$	1.37
Fourth Quarter 2008	US$	1.81	US$	0.82
First Quarter 2009	US$	1.25	US$	0.86
Second Quarter 2009	US$	1.80	US$	0.95
Third Quarter 2009	US$	1.85	US$	1.25
Fourth Quarter 2009	US$	2.20	US$	1.36

Monthly highs and lows
December 2009	US$	1.80	US$	1.36
January 2010	US$	1.90	US$	1.50
February 2010	US$	1.69	US$	1.52
March 2010	US$	1.7	US$	1.46
April 2010	US$	1.85	US$	1.52
May 2010	US$	1.79	US$	1.46
June 2010 (for the period to and including June 23, 2010)	US$	1.65	US$	1.40
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

Passive foreign investment company
It is likely that we will be classified as a PFIC for 2009. Special U.S. federal income tax rules apply to U.S. holders of shares of a foreign corporation that is classified as a PFIC for U.S. federal income tax purposes. The determination of our PFIC status principally depends upon the composition of our assets, including goodwill, and the amount and nature of our income from time to time. The amount of goodwill will depend in part on the market value of our ADSs or ordinary shares, which may be especially volatile in a technology related enterprise. We have limited control over these variables and accordingly there can be no assurance that we will not be considered a PFIC for any taxable year. To the extent we do have control over these variables, we may take steps to reduce the material and adverse effect PFIC classification may have on our business, financial condition and results of operations.
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
We note that if we are considered a PFIC for any taxable year, we will continue to be treated as a PFIC in for any subsequent taxable year with respect to any United States investors who held stock in such PFIC year, even if we no longer meet the definitional test of a PFIC. As a result of our substantial cash position and the decline in the value of our stock, we believe that we may have became a PFIC during the 2006 taxable year, under a literal application of the asset test that looks solely to market value and continued PFIC status in the 2007 and 2008 years. As a result, we believe that we would continue to be treated as a PFIC in all taxable years thereafter for any United States Investors, including the 2009 taxable year.
Because it is likely that we will be classified as a PFIC for 2009, a U.S. Holder of our ordinary shares or our ADSs will likely be subject to special tax rules with respect to:
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
A substantial portion of our current operations is conducted in China, and a majority of our assets are located in China. We also conduct part of our operations in Hong Kong. We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.
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
We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the Securities and Exchange Commission. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which close occurs on December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Public Reference Room, 100 F Street NE, Washington, DC. 20549 and at the regional office of the Securities and Exchange Commission located at 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
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
As of May 31, 2010, we have used approximately RMB402 million (US$59 million) of the net proceeds from our initial public offering for capital expenditure, comprising approximately RMB72 million (US$10.5 million) for the expansion of existing facilities, approximately RMB78 million (US$11.4 million) for the purchase of real estate for new research and development centers and approximately RMB252 million (US$37 million) for strategic investment. None of the net proceeds from our initial public offering included payments to directors or officers of our company, persons owning 10.0% or more of our equity securities or our affiliates.
Item 15. Controls and Procedures.
Disclosure controls and procedures
Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have performed an evaluation of the effectiveness of our disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2009. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that such disclosure controls and procedures are effective as of December 31, 2009 at the reasonable assurance level to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time period specified by the Securities and Exchange Commission’s rules and regulations. Our Chief Executive Officer and Chief Financial Officer also concluded that our disclosure controls and procedures are also effective as of December 31, 2009 to ensure that information required to be discussed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding any required disclosure.

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
Our management with the participation and under the supervision of our Chief Executive Officer and our Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2009 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Management excluded from this assessment, the business that we acquired in 2009, because it was not possible to conduct an assessment of the business’s internal control over financial reporting in the period between the consummation date and the date of management’s assessment. With respect to excluding this company, we are required to (1) formally note that management is excluding this acquired business from management’s report on internal control over financial reporting; (2) clearly identify the acquired business excluded and have indicated the significance of the acquired business in our company’s consolidated financial statements; and (3) disclose material changes, if any, to our internal control over financial reporting due to the acquisition of the is business. As a result of these assessments, our management has concluded that our internal control over financial reporting was effective as of December 31, 2009 based on the criteria established in Internal Control — Integrated Framework issued by COSO. We have excluded Meihuilong, our PRC subsidiary, from our assessment of internal control over financial reporting as of December 31, 2009 because this company was acquired on March 13, 2009 and qualified under current SEC regulation for exclusion from our assessment of internal control over financial reporting. Meihuilong’s financial statements comprises approximately 15%, 2% and less than 1% of total revenue, loss from operations and total assets, respectively, included in the consolidated financial statements of the Company as of December 31, 2009.
GHP Horwath, P.C. an independent registered public accounting firm, has audited the consolidated financial statements included in this annual report on Form 20-F and, as part of the audit, has issued an attestation report, included herein on pages F-2 and F-3, on the effectiveness of our internal control over financial reporting.
Changes in Internal Control over Financial Reporting
We have continued to improve and upgrade our internal control over financial reporting based on our needs and changes in the business environment. We believe that there is no change in our internal control over financial reporting that occurred during the period covered by the annual report that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.
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
Item 16C. Principal Accountant Fees and Services.
On August 27, 2009, GHP Horwath, P.C. was appointed by our board of directors as our independent registered public accounting firm for the fiscal year ending December 31, 2009.
The following table sets forth the aggregate fees in connection with certain professional services rendered by GHP Horwath, P.C., for the periods indicated. We did not pay any tax related or other fees to GHP Horwath, P.C. during the periods indicated.

	For the year ended December 31
	2008	2009	2009
Audit fees(1)	RMB3,957,050	RMB3,959,022	US$	580,000
Audit related fees(2)	—	—		—

Total	RMB3,957,050	RMB3,959,022	US$	580,000

(1)	Audit fees consist of fees billed for the annual audit of our consolidated financial statements. Audit fees also include fees for services that are normally provided by the independent registered public accounting firm in connection with statutory regulatory filings or engagements.

(2)	Audit related fees consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements.
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

Item 16F. Change in Registrant’s Certifying Accountant.
(a) Resignation by Former Principal Accountant
On November 4, 2008, Deloitte Touche Tohmatsu CPA, Ltd., or Deloitte, resigned as our independent registered public accounting firm.
The decision to change independent registered public accounting firm was recommended by our board of directors and approved by our audit committee on November 4, 2008. We reported the change in independent registered public accounting firm on Form 6-K furnished to the SEC on November 7, 2008.
The audit report of Deloitte on our consolidated financial statements for the fiscal year ended December 31, 2007 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of authoritative pronouncement issued by the Financial Accounting Standards Board regarding accounting for uncertainty in income taxes and an explanatory paragraph relating to the convenience translation of Renminbi amounts into United States dollar amounts in the financial statements) did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.
During the fiscal year ended December 31, 2007 and in the subsequent interim period ended November 4, 2008, we did not have any disagreement with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused them to make reference to the subject matter of the disagreement in their report on the consolidated financial statements for such year and for such period.
During the fiscal year ended December 31, 2007 and through November 4, 2008, there were no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F, except that the audit report of Deloitte on the effectiveness of our internal control over financial reporting as of December 31, 2007 contained an adverse opinion because of two material weaknesses. These material weaknesses are described in more detail in our Annual Report on Form 20-F for the fiscal year ended December 31, 2007. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F. Our Audit Committee discussed the reportable events with Deloitte and we authorized Deloitte to respond fully to inquiries of the successor accountant concerning the reportable events pursuant to Item 16F(a)(1)(v) of Regulation S-K.
We provided a copy of this disclosure to Deloitte and requested that Deloitte furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from Deloitte addressed to the SEC, dated June 30, 2010, is filed as Exhibit 15.4.
(b) Engagement of New Principal Accountant
On November 4, 2008, we appointed GHP Horwath, P.C., or GHP Horwath, as our independent registered public accounting firm. During the fiscal year ended December 31, 2007 and through November 4, 2008, neither we nor anyone on our behalf consulted GHP Horwath regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, nor has GHP Horwath provided to us a written report or oral advice that GHP Horwath concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement” with Deloitte, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a “reportable event,” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

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
†4.74*
Translation of Software Copyright Assignment Agreement dated November 10, 2006 between Department Service Center of Dongguan Entry-Exit Inspection and Quarantine Bureau and Beijing Ninetowns Ports Software and Technology Co., Ltd.

4.75*
Amendment to Share Purchase and Subscription Agreement dated December 22, 2007, among Ixworth Enterprises Limited, Beijing Ninetowns Network and Software Co., Ltd., Fan Hui Yang, Zhi Sheng Limited, Ample Spring Holdings Limited, Beijing Baichuan Tongda Science and Technology Development Co., Ltd., Zhou Peiji and Zhou Lijun.

4.76*
Translation of Pre-sale Contract for Commodity House in Beijing Municipality dated June 25, 2007 between Beijing Hengfu Plaza Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.

4.77*	Translation of Sale Contract for Commodity House dated September 19, 2007 between Guangzhou Hejing Real Estate Development Co., Ltd. and Guangdong Ninetowns Technology Co., Ltd.
4.78*
Translation of Construction Land Use Right Grant Contract dated October 30, 2008 between Beijing Ninetowns Software Co., Ltd. and Beijing Land Resource Bureau, Economic Technological Development Area Branch

4.79*
Translation of Supplemental Agreement to Construction Land Use Right Grant Contract dated October 30, 2008 between Beijing Ninetowns Software Co., Ltd. and Beijing Land Resource Bureau, Economic Technological Development Area Branch

†4.80*
Translation of Franchise Agreement relating to “Ninetowns Network Quality Supervision Software v1.0” software dated August 1, 2008 between Beijing Ninetowns Network and Software Co., Ltd. and Beijing Ninetowns Zhi Fang Software and Technology Co., Ltd.

†4.81*
Translation of Franchise Agreement relating to “Ninetowns Network Quality Supervision Software v1.0” software dated August 1, 2008 between Beijing Ninetowns Network and Software Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd.

†4.82*
Translation of Franchise Agreement relating to “Ninetowns Network Quality Supervision Software v1.0” software dated August 1, 2008 between Beijing Ninetowns Network and Software Co., Ltd. and Beijing Ninetowns Xin He Software Technology Co., Ltd.

†4.83*
Translation of Franchise Agreement relating to “Ninetowns Network Quality Supervision Software v1.0” software dated August 1, 2008 between Beijing Ninetowns Network and Software Co., Ltd. and Guangzhou Ninetowns Wang Li Software Co., Ltd.

†4.84*
Translation of Franchise Agreement relating to “iDeclare V5.0” software dated August 1, 2008 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software and Technology Co., Ltd.

Exhibit
Number		Description
†4.85	*
Translation of Franchise Agreement relating to “iDeclare V5.0” software dated August 1, 2008 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd.

†4.86	*
Translation of Franchise Agreement relating to “iDeclare V5.0” software dated August 1, 2008 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Xin He Software Technology Co., Ltd.

†4.87	*
Translation of Franchise Agreement relating to “iDeclare V5.0” software dated August 1, 2008 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Guangzhou Ninetowns Wang Li Software Co., Ltd.

†4.88
Translation of Franchise Agreement relating to “Ninetowns Network Quality Supervision Software v1.0” software dated June 1, 2009 between Beijing Ninetowns Network and Software Co., Ltd. and Beijing Ninetowns Zhi Fang Software and Technology Co., Ltd.

†4.89
Translation of Franchise Agreement relating to “Ninetowns Network Quality Supervision Software v1.0” software dated June 1, 2009 between Beijing Ninetowns Network and Software Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd.

†4.90
Translation of Franchise Agreement relating to “Ninetowns Network Quality Supervision Software v1.0” software dated June 1, 2009 between Beijing Ninetowns Network and Software Co., Ltd. and Beijing Ninetowns Xin He Software Technology Co., Ltd.

†4.91
Translation of Franchise Agreement relating to “Ninetowns Network Quality Supervision Software v1.0” software dated June 1, 2009 between Beijing Ninetowns Network and Software Co., Ltd. and Guangzhou Ninetowns Wang Li Software Co., Ltd.

†4.92
Translation of Franchise Agreement relating to “iDeclare V5.0” software dated October 1, 2009 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software and Technology Co., Ltd.

†4.93
Translation of Franchise Agreement relating to “iDeclare V5.0” software dated October 1, 2009 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd.

†4.94
Translation of Franchise Agreement relating to “iDeclare V5.0” software dated October 1, 2009 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Xin He Software Technology Co., Ltd.

†4.95
Translation of Franchise Agreement relating to “iDeclare V5.0” software dated October 1, 2009 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Guangzhou Ninetowns Wang Li Software Co., Ltd.

4.96		Translation of Lease Agreement relating to warehouse lease dated January 25, 2010 between Beijing Ninetowns Sky Eco-agriculture Co., Ltd. and Beijing Shunfeng Runlin Technology and Trade Co., Ltd.
4.97		Translation of Sublease Agreement relating to land sublease dated June 29, 2010, between Beijing Ninetowns Sky Eco-Agriculture Co., Ltd. and Beijing Huaixiang Xiandai Agriculture Technology Co., Ltd.
8.1		Subsidiaries of Ninetowns Internet Technology Group Company Limited
11.1	*
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

12.1		Certification of Chief Executive Officer pursuant to SEC Rule 13a-14(a)
12.2		Certification of Chief Financial Officer pursuant to SEC Rule 13a-14(a)
13.1		Certification of Chief Executive Officer pursuant to SEC Rule 13a-14(b)
13.2		Certification of Chief Financial Officer pursuant to SEC Rule 13a-14(b)
15.1		Consent of GHP Horwath, P.C.
15.2		Consent of Conyers Dill & Pearman
15.3		Consent of Commerce & Finance Law Offices
15.4		Consent of Deloitte Touche Tohmatsu CPA, Ltd.

*	Previously filed with the relevant Registration Statement on Form F-1, with the relevant Annual Report on Form 20-F or with the relevant Periodic Report on Form 6-K.

†	Certain portions of this Exhibit have been omitted based upon a request for confidential treatment. The omitted portions have been separately submitted to the Securities and Exchange Commission.

Signatures
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf on this 30th day of June, 2010.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

By:	/s/ Shuang Wang
Name: Shuang Wang
Title: Chief Executive Officer

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Ninetowns Internet Technology Group Company Limited
We have audited the accompanying consolidated balance sheets of Ninetowns Internet Technology Group Company Limited and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2009, and the financial statement schedule for the years ended December 31, 2009 and 2008. We also have audited the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audits of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
As indicated in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15 of the Company’s December 31, 2009 annual report on Form 20-F, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include a business acquisition during 2009 because it was not possible to conduct an assessment of the acquired business’s internal control over financial reporting in the period between the consummation date and the date of management’s assessment. The business comprises approximately 15%, 2% and less than 1% of total revenue, loss from operations and total assets, respectively, included in the consolidated financial statements of the Company as of December 31, 2009. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of the acquired business.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. In our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

As discussed in Note 2 to the consolidated financial statements, during 2009 the provisions of new accounting standards relating to non-controlling interests were adopted.
We have also audited the adjustments to the 2007 consolidated financial statements to retrospectively apply the change in accounting for discontinued operations, as described in Note 3, and the change in presentation and disclosure requirements for the adoption of accounting guidance related to non-controlling interest in 2009, as described in Note 2. Our procedures included (1) obtaining the Company’s underlying accounting analysis, comparing the discontinued operations and non-controlling interest presented to such analysis, (2) comparing previously reported amounts to the previously issued financial statements for such year, and (3) testing the mathematical accuracy of the presentation. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2007 consolidated financial statements of the Company other than with respect to the retrospective adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2007 consolidated financial statements taken as a whole.
/s/ GHP HORWATH, P.C.
Denver, Colorado
June 30, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To: The Board of Directors and Shareholders of
Ninetowns Internet Technology Group Company Limited
We have audited, before the effects of the retrospective adjustments for the discontinued operations discussed in Note 3 and the retrospective application of the authoritative pronouncement issued by the Financial Accounting Standards Board (“FASB”) regarding the noncontrolling interests discussed in Note 2 to the consolidated financial statements, the accompanying consolidated statements of operations, comprehensive income, changes in equity, and cash flows of Ninetowns Internet Technology Group Company Limited, its subsidiaries and variable interest entities (collectively, the “Company”) for the year ended December 31, 2007 (the 2007 consolidated financial statements before the effects of the retrospective adjustments discussed in Note 3 to the consolidated financial statements are not presented herein), and related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements, before the effects of the retrospective adjustments for the discontinued operations discussed in Note 3 and the retrospective application of the authoritative pronouncement issued by the FASB regarding the noncontrolling interests discussed in Note 2 to the consolidated financial statements, present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.
We were not engaged to audit, review, or apply any procedures to the retrospective adjustments for the discontinued operations discussed in Note 3 and the retrospective application of the authoritative pronouncement issued by the FASB regarding the noncontrolling interests discussed in Note 2 to the consolidated financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.
Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People’s Republic of China
July 10, 2008

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	As of December 31,
	2008	2009	2009
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	576,642	473,448	69,361
Restricted cash	670	790	116
Short-term investments:
Trading securities	—	917	134
Available-for-sale securities	10,024	170,309	24,950
Term deposits	28,000	25,000	3,663
Trade receivables from customers:
Billed, less allowance for doubtful accounts of RMB5,028 in 2008 and RMB24,806 in 2009, respectively	27,166	11,944	1,750
Unbilled	772	508	74
Trade receivables from related parties:
Billed, less allowance for doubtful accounts RMB265 and RMB6,610 in 2008 and 2009, respectively	6,005	5,469	801
Unbilled	—	200	29
Inventories	1,367	2,403	352
Prepaid expenses and other current assets	6,987	6,046	886
Deferred tax assets	132	1,008	148

Total current assets	657,765	698,042	102,264

Property and equipment, net	213,181	204,788	30,002
Investments under cost method	40,293	40,237	5,895
Acquired intangible assets, net	41,269	35,709	5,231
Other non-current assets	817	815	119

TOTAL ASSETS	953,325	979,591	143,511

(continued)

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONSOLIDATED BALANCE SHEETS (continued)
(In thousands, except share and per share data)

	As of December 31,
	2008	2009	2009
	RMB	RMB	US$
LIABILITIES AND EQUITY
Current liabilities:
Option liabilities	—	11,854	1,737
Accounts payable and accrued expenses	13,516	11,369	1,666
Advance from customers	8,310	10,476	1,534
Deferred revenue	21,392	10,453	1,531
Income taxes payable	6,190	6,577	964
Other taxes payable	1,635	672	98
Unrecognized tax benefits	295	375	55

Total current liabilities	51,338	51,776	7,585

Non-current liabilities:
Deferred tax liabilities	1,807	713	105
Unrecognized tax benefits	—	4,766	698

Total liabilities	53,145	57,255	8,388

Equity:
Shareholders’ equity of the Company
Ordinary shares, par value RMB0.027(HK$0.025) per share: 8,000,000,000 shares authorized; 34,998,020 shares issued and outstanding in 2008 and 35,118,556 shares issued and outstanding in 2009, respectively	926	929	136
Additional paid-in capital	880,581	885,045	129,660
Accumulated deficit	(25,172)	(33,163)	(4,858)
Statutory reserve	65,736	75,059	10,996
Accumulated other comprehensive loss	(21,891)	(5,445)	(798)

Total shareholders’ equity of the Company	900,180	922,425	135,136

Non-controlling interest	—	(89)	(13)

Total equity	900,180	922,336	135,123

TOTAL LIABILITIES AND EQUITY	953,325	979,591	143,511

See notes to consolidated financial statements.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Years Ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Net revenues:
Enterprise software and related customer maintenance services:
external customers	67,822	70,514	46,846	6,863
related parties (Note 15)	9,505	14,451	11,541	1,691
Software development services:
external customers	25,642	19,458	17,013	2,493
related parties (Note 15)	—	—	350	51
Food sales and services	—	94	18,004	2,637

Total net revenues	102,969	104,517	93,754	13,735

Cost of revenues:
Enterprise software and related customer maintenance services	—	—	—	—
Software development services (including share-based compensation expense of RMB126 in 2007, RMB287 in 2008 and RMB51 in 2009)	(17,748)	(12,423)	(11,552)	(1,692)
Food sales and services	—	(76)	(17,046)	(2,498)

Total cost of revenues	(17,748)	(12,499)	(28,598)	(4,190)

Gross profit	85,221	92,018	65,156	9,545

Operating expenses:
Selling and marketing (including share-based compensation expense of RMB628 in 2007, RMB1,633 in 2008 and RMB787 in 2009)	(32,379)	(21,942)	(17,369)	(2,546)
General and administrative (including share-based compensation expense of RMB1,145 in 2007, RMB3,789 in 2008 and RMB3,297 in 2009)	(73,636)	(75,523)	(62,877)	(9,212)
Research and development (including share-based compensation expense of RMB27 in 2007, RMB1,162 in 2008 and RMB332 in 2009)	(25,026)	(18,566)	(17,373)	(2,545)
Allowance for doubtful accounts, net	(22,395)	(2,881)	(26,259)	(3,847)
Impairment of goodwill	(193,570)	—	—	—

Total operating expenses	(347,006)	(118,912)	(123,878)	(18,150)

(continued)

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS (continued)
(In thousands, except share and per share data)

	Years Ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Government subsidies	1,015	—	—	—

Loss from operations	(260,770)	(26,894)	(58,722)	(8,605)
Interest income	13,885	7,026	4,280	627
Gain on sales of short-term investments	43,546	9,866	35,474	5,196
Change in fair value of marketable options	—	—	27,684	4,056
Gain from disposal of investment under cost method	—	2,187	—	—
Other income	—	358	3,974	582

(Loss) income before income tax and non-controlling interests	(203,339)	(7,457)	12,690	1,856
Income tax expense	(3,130)	(836)	(4,100)	(601)

(Loss) income from continuing operations before non-controlling interests	(206,469)	(8,293)	8,590	1,255

Loss from discontinued operations, net of tax	(30,115)	(166,802)	(7,347)	(1,076)

Net (loss) income	(236,584)	(175,095)	1,243	179

Attributable to non-controlling interest - discontinued operations	6,053	5,483	89	13

Attributable to the Company	(230,531)	(169,612)	1,332	192

(Loss) income from continuing operations per share:
Basic	(5.90)	(0.24)	0.25	0.04

Diluted	(5.90)	(0.24)	0.25	0.04

Loss from discontinued operations per share:
Basic	(0.69)	(4.61)	(0.21)	(0.03)

Diluted	(0.69)	(4.61)	(0.21)	(0.03)

(Loss) income attributable to the Company per share:
Basic	(6.59)	(4.85)	0.04	0.01

Diluted	(6.59)	(4.85)	0.04	0.01

Weighted average shares used in computation:
Basic	34,966,830	34,997,505	35,100,194	35,100,194
Diluted	34,966,830	34,997,505	35,100,194	35,100,194
See notes to consolidated financial statements.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands, except share and per share data)

	Years Ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Net (loss) income	(236,584)	(175,095)	1,243	179
Foreign currency translation loss	(6,977)	(4,126)	(5)	(1)
Unrealized gain (loss) on available-for-sale securities	2,874	(5,999)	16,451	2,410

Comprehensive (loss) income	(240,687)	(185,220)	17,689	2,588
Less: comprehensive loss attributable to the non-controlling interest	6,053	5,483	89	13

Comprehensive (loss) income attributable to the Company	(234,634)	(179,737)	17,778	2,601

See notes to consolidated financial statements.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except share and per share data)

	SHAREHOLDERS’ EQUITY OF THE COMPANY
						Retained		Accumulated
			Additional			Earnings		Other	Non-
	Ordinary Shares		Paid-in	Treasury Shares		(Accumulated	Statutory	Comprehensive	Controlling
	Shares	Amount	Capital	Shares	Amount	Deficit)	Reserve	(Loss) Income	Interest	Total
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2007	34,991,834	926	871,642	(47,862)	(1,268)	394,056	47,287	(7,663)	—	1,304,980
Cumulative effect of unrecognized tax benefit on adoption of ASC740	—	—	—	—	—	(636)	—	—	—	(636)
Issuance of ADR shares for the exercises of employee share options	—	—	—	47,862	1,268	—	—	—	—	1,268
Provision for statutory reserve	—	—	—	—	—	(17,544)	17,544	—	—	—
Non-controlling interest upon acquisition of VIE	—	—	—	—	—	—	—	—	11,536	11,536
Net loss	—	—	—	—	—	(230,531)	—	—	(6,053)	(236,584)
Foreign currency translation adjustments	—	—	—	—	—	—	—	(6,977)	—	(6,977)
Employee share options compensation	—	—	1,926	—	—	—	—	—	—	1,926
Unrealized gain on available-for-sale securities	—	—	—	—	—	—	—	2,874	—	2,874

Balance as of December 31, 2007	34,991,834	926	873,568	—	—	145,345	64,831	(11,766)	5,483	1,078,387
Issuance of ADR shares for the exercises of employee share options	6,186	—	142	—	—	—	—	—	—	142
Provision for statutory reserve	—	—	—	—	—	(905)	905	—	—	—
Net loss	—	—	—	—	—	(169,612)	—	—	(5,483)	(175,095)
Foreign currency translation adjustments	—	—	—	—	—	—	—	(4,126)	—	(4,126)
Employee share options compensation	—	—	6,871	—	—	—	—	—	—	6,871
Unrealized loss on available-for-sale securities	—	—	—	—	—	—	—	(5,999)	—	(5,999)

Balance as of December 31, 2008	34,998,020	926	880,581	—	—	(25,172)	65,736	(21,891)	—	900,180
Issuance of ADR shares under employee stock compensation	120,536	3	(3)	—	—	—	—	—	—	—
Provision for statutory reserve	—	—	—	—	—	(9,323)	9,323	—	—	—
Net income (loss)	—	—	—	—	—	1,332	—	—	(89)	1,243
Foreign currency translation adjustments	—	—	—	—	—	—	—	(5)	—	(5)
Employee share options compensation	—	—	4,467	—	—	—	—	—	—	4,467
Unrealized gain on available-for-sale securities (net of tax)	—	—	—	—	—	—	—	16,451	—	16,451

Balance as of December 31, 2009	35,118,556	929	885,045	—	—	(33,163)	75,059	(5,445)	(89)	922,336

		US$136	US$129,660	—	—	(US$4,858)	US$10,996	(US$798)	(US$13)	US$135,123

See notes to consolidated financial statements.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share and per share data)

	Years Ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net (loss) income	(236,584)	(175,095)	1,243	179
Adjustments to reconcile (loss) income to net cash provided by (used in) operating activities:
Loss on disposal of property and equipment	1,544	2,406	1,291	190
Depreciation of property and equipment	9,867	17,922	16,916	2,479
Amortization of other non-current assets	—	103	116	18
Amortization of acquired intangible assets	14,466	18,991	5,560	816
Gain from sale of trading securities	(43,204)	(9,866)	(6,881)	(1,008)
Gain from sale of available-for-sale securities	(342)	—	(14,461)	(2,118)
Gain from disposal of investment under cost method	—	(2,187)	—	—
Gain from sales of property	—	—	(633)	(93)
Allowance for doubtful accounts	22,395	2,881	27,020	3,958
Goodwill impairment	193,570	78,081	—	—
Property and equipment impairment	—	4,339	—	—
Intangible assets impairment	—	43,747	—	—
Proceeds from sales of trading securities	94,834	—	—	—
Purchase of trading securities	(51,630)	—	—	—
Employee share-based compensation	1,926	6,871	4,467	654
Gain from short sale of stock options	—	—	(41,810)	(6,125)
Changes in operating assets and liabilities:
Trade receivables from customers	(15,312)	277	(10,973)	(1,608)
Trade receivables from related parties	2,577	346	535	78
Inventories	(191)	5,644	(1,036)	(152)
Prepaid expenses and other current assets	11,986	9,739	821	120
Accounts payable and accrued expenses	(17,518)	(6,794)	(2,180)	(319)
Advance from customers	4,140	(6,150)	2,166	318
Deferred revenue	6,089	(11,080)	(10,939)	(1,603)
Income taxes payable	315	(868)	5,232	766
Other taxes payable	(744)	47	(963)	(141)
Deferred taxes, net	(1,125)	(13,235)	(1,969)	(288)

Net cash used in operating activities	(2,941)	(33,881)	(26,478)	(3,879)

Cash flows from investing activities:
(Increase) decrease in restricted cash	(853)	183	(120)	(18)
Decrease (increase) of term deposits	281,209	(2,000)	3,000	439
Cash paid for investments under cost method	(4,500)	(7,085)	—	—
Cash paid for establishment of an affiliate	(2,450)	—	—	—
Proceeds from sales of trading securities	—	27,516	20,126	2,949
Purchase of trading securities	—	(17,650)	(14,162)	(2,075)
Purchases of available-for-sale securities	(10,076)	(5,061)	(306,648)	(44,924)
Proceeds from sale of available-for-sale securities	2,330	—	177,179	25,957
Proceeds from short sale of options	—	—	73,508	10,769
Cover short or assignment of option liabilities	—	—	(19,835)	(2,907)
Purchase of property and equipment	(71,782)	(13,397)	(5,976)	(875)
Proceeds from sale of property	—	—	872	128
Purchase of intangible assets	—	(30,156)	—	—
Deposits paid for acquisition of property and equipment	(34,804)	—	(4,802)	(703)
Acquisition of a business, net of cash acquired of RMB 3,119	(101,881)	—	—	—
Proceeds from disposal of investments under cost method	—	7,714	—	—
Proceeds from liquidation of an affiliate	—	2,450	—	—
Return of deposit for acquisition of property and equipment	—	120	—	—

Net cash provided by (used in) investing activities	57,193	(37,366)	(76,858)	(11,260)

(continued)

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(In thousands, except share and per share data)

	Years Ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Exercise of share options	1,268	—	—	—

Net cash provided by financing activities	1,268	—	—	—

Effect of exchange rate changes on cash	(4,305)	(1,974)	142	21

Net increase (decrease) in cash and cash equivalents	51,215	(73,221)	(103,194)	(15,118)
Cash and cash equivalents at the beginning of the year	598,648	649,863	576,642	84,479

Cash and cash equivalents at the end of the year	649,863	576,642	473,448	69,361

Supplemental disclosure of non-cash investing activities:
Account payable for purchase of property and equipment	3,258	—	—	—

Other receivable for sale of property and equipment	—	—	642	94
Supplemental cash flow information:
Cash paid during the year for income taxes	909	780	881	129

See notes to consolidated financial statements.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands, except share and per share data)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Ninetowns Internet Technology Group Company Limited (“Ninetowns”) was incorporated in the Cayman Islands as an exempted limited liability company on February 8, 2002 under the Companies Law of the Cayman Islands. At the time of its incorporation, all of the outstanding ordinary shares of Ninetowns were held by Jitter Bug Holdings Limited (“Jitter Bug”). Substantially all of Ninetowns’ business is conducted in the People’s Republic of China (the “PRC”) through its subsidiaries and variable interest entities (“VIEs”). Ninetowns, its subsidiaries, and its “VIEs” (collectively, the “Company”) are principally engaged in (i) the sale of enterprise software and provision of the related after-sales maintenance services, (ii) software development services, (iii) from April 2007 to March 2009, Business to Business (“B2B”) search engine operations and the provision of B2B search services, and (iv) beginning in the first half of 2009, the provision of food sales and services targeting Chinese consumers.

As of December 31, 2009, a summary of the subsidiaries and VIEs of Ninetowns was as follows:

	Place of
	incorporation/	Effective
Name of entity	establishment	ownership interest	Principal activities

Subsidiaries:

Ixworth Enterprises Limited (“Ixworth”)	British Virgin Islands (“BVI”)	100%	Investment holding

Asia Pacific Logistics Limited (“Asia Pacific”)	BVI	100%	Investment holding

Better Chance International Limited (“Better Chance”)	BVI	100%	Investment holding

Beprecise Investments Limited (“Beprecise”)	BVI	100%	Investment holding

Ample Spring Holdings Limited (“Ample Spring”)	BVI	70%	Inactive

New Take Limited	Hong Kong	100%	Investment holding

Shielder Limited	Hong Kong	100%	Investment holding

Nine Masters (China) E-Catering Services Holdings Company Limited (“Nine Masters E-C”) (i)	BVI	100%	Inactive

Ninetowns Organic Agricultural Holdings Limited (“OFD Holding”) (ii)	BVI	100%	Inactive

Beijing New Take Electronic Commerce Limited (“Beijing New Take”)	PRC	100%	Inactive

Beijing Ninetowns Times Electronic Commerce Limited (“Beijing Ninetowns Times”)	PRC	100%	Inactive

Beijing Ninetowns Digital Technology Limited (“Beijing Ninetowns Digital Technology”)	PRC	100%	Inactive

Beijing Ninetowns Ports Software and Technology Co., Ltd (“Beijing Ninetowns Ports”)	PRC	100%	Sale of enterprise software and provision of the related after-sales services, and provision of software development services

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 (continued)
(In thousands, except share and per share data)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES-continued

	Place of
	Incorporation/	Effective
Name of entity	Establishment	ownership interest	Principal activities

Beijing Ninetowns Network and Software Co., Limited (“Beijing Ninetowns Network”)	PRC	100%	Sale of enterprise software and provision of the related after-sales services, and provision of technique consulting services

Guangdong Ninetowns Technology Co., Ltd. (“Guangdong Ninetowns”)	PRC	100%	Sale of enterprise software and provision of the related after-sales services, and provision of software development services

Beijing Ninetowns Software Co., Ltd. (“Beijing Software”)	PRC	100%	Inactive

Dongguan Ninetowns Software Co., Ltd. (“Dongguan Software”)	PRC	100%	Provision of enterprise software services

Guangdong Nine Masters E-Catering Management Co., Ltd (“Guangdong Nine Masters”) (iii)	PRC	100%	Inactive

Shanghai Nine Masters Meihuilong Catering Management Co., Ltd. (“Shanghai Meihuilong”) (iv)	PRC	100%	Provision of e-catering services

Variable interest entities:

Beijing Ronghe Tongshang Network Technology Limited (“Ronghe Tongshang”)	PRC	100%	Inactive

Beijing Ninetowns Sky Eco-agriculture Co., Ltd. (“Beijing Sky”) (v)	PRC	100%	Sale of dietary products, daily necessities, home appliances and crop cultivation.

Shanghai Tootoo Eco-agriculture Co., Ltd. (“Shanghai Tootoo”) (vi)	PRC	100%	Cultivation and sales of crops and technical consultation and services related to agricultural sales

Beijing Baichuan Tongda Science and Technology Development Co., Ltd. (“Baichuan Tongda”)	PRC	70%	Inactive

(i)	Nine Masters E-C, a wholly-owned subsidiary of the Company, was incorporated on January 12, 2009.

(ii)	OFD Holding, a wholly-owned subsidiary of the Company, was incorporated on February 6, 2009.

(iii)	Guangdong Nine Masters, a wholly-owned subsidiary of the Company, was incorporated on May 5, 2009.

(iv)	In 2009, we acquired a 100% equity interest in Shanghai Meihuilong for a consideration of RMB 100. The business acquisition was insignificant for financial reporting purposes.

(v)	Beijing Sky, a wholly-owned subsidiary of Ronghe Tongshang, was incorporated on February 26, 2009.

(vi)	Shanghai Tootoo, a wholly-owned subsidiary of Beijing Sky , was incorporated on June 9, 2009.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 (continued)
(In thousands, except share and per share data)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES-continued

PRC regulations prohibit direct foreign ownership of business entities that provide internet content, or ICP, services in the PRC, such as the business of providing online solutions for international trade. In December 2006, Ronghe Tongshang was established in the PRC by three designated equity owners who are PRC citizens and legally own Ronghe Tongshang. Pursuant to a series of contractual arrangements with Ronghe Tongshang, the Company provides exclusive technical consulting and management services to Ronghe Tongshang. A summary of the major terms of the agreements are as follows:
•	The Company has the sole discretion to determine the amount of the fees it will receive and it intends to transfer substantially all of the economic benefits of Ronghe Tongshang to the Company;

•	The Company provides guarantees on the execution of all business contracts entered by Ronghe Tongshang in its business operation. Ronghe Tongshang pledges its assets to the Company as collateral for such guarantees. Through December 31, 2009, Ronghe Tongshang has not yet entered into any business contracts that would require guarantees from the Company;

•	The Company may dispose of the collateralized registered capital at its sole discretion without limitation or restriction. The Company has the right and sole discretion to purchase all or part of the registered capital from equity owners when such purchase becomes legally allowable;

•	The equity owners may not dispose of or enter into any other agreements involving the common shares without prior agreement by the Company.
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

In 2009, Guochuang entered into a series of agreements with two designated PRC citizens, by which the entrusted loan of RMB60,000 was transferred from Guangchuang to these two owners (“New Owners”). The New Owners became the shareholders of Ronghe Tongshang and their interests in Ronghe Tongshang have been pledged to the Company as collateral for the entrusted loan. The New Owners act as the nominee shareholders and have contractually agreed not to make any decision regarding Ronghe Tongshang’s operations and business without the Company’s consent. In addition, the Company is obliged to absorb the expected losses and is entitled to receive the expected residual returns of Ronghe Tongshang.

The above arrangements assigned all of the equity owners’ rights and obligations to the Company, resulting in (i) the equity owners lacking the ability to make decisions that have a significant effect on Ronghe Tongshang’s operations, and (ii) the Company’s ability to extract the profits from the operations of Ronghe Tongshang, and to assume Ronghe Tongshang’s residual benefits. Because the Company is the sole variable interest holder of Ronghe Tongshang, it is the primary beneficiary of Ronghe Tongshang. Accordingly, the Company has consolidated the results of Ronghe Tongshang since its inception.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 (continued)
(In thousands, except share and per share data)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES-continued

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
Through the above arrangements, the Company is the primary beneficiary of Baichuan Tongda. Accordingly, Baichuan Tongda is a variable interest entity of the Company and the financial statements of Baichuan Tongda have been consolidated by the Company since the designated 70% registered shareholders acquired the 70% equity interests from the original shareholders.

In March, 2009, the Company discontinued its B2B business conducted through its VIEs (Note 3). Financial positions and operating results for VIEs are summarized below:

	As of December 31,
	2008	2009
	RMB	RMB
Total assets	70,061	57,202
Total liabilities (consisting primarily of other current liabilities)	(1,407)	(2,776)

	Years Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Total net revenues	274	1,100	4,136
Total net loss	(14,315)	(16,803)	(9,038)
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

Basis of presentation - The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”). All amounts in the accompanying consolidated financial statements and the related notes are expressed in Renminbi (“RMB”). The amounts expressed in United States dollars (“US$”) are presented solely for the convenience of the readers and are translated at a rate of RMB6.8259 to US$1, the approximate rate of exchange at December 31, 2009. Such translations should not be construed to be the amounts that would have been reported under US GAAP.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 (continued)
(In thousands, except share and per share data)
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES-continued

Certain amounts in the 2007 and 2008 financial statements and the related notes have been retrospectively adjusted to reflect the effect of discontinued operations as described in Note 3.

Basis of consolidation - The consolidated financial statements include the financial statements of Ninetowns and its subsidiaries and VIEs. All significant intercompany transactions and balances are eliminated on consolidation.

Use of estimates - The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include the allowance for doubtful accounts, estimated costs to complete in a percentage of completion arrangement, estimated useful lives and impairment of acquired intangible assets and goodwill, valuation allowance for deferred tax assets, fair values of derivatives and purchase price allocations relating to businesses acquired.

Cash and cash equivalents - Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments, which are unrestricted as to withdrawal and use, and have remaining maturities of three months or less when purchased.

Restricted cash - The Company’s restricted cash is related to deposits required by certain customers for the software development services provided by the Company.

Term deposits - Term deposits consist of deposits placed with financial institutions with remaining maturities of greater than three months but less than one year.

Short-term investments - To enable the Company to better manage its assets for long-term growth, the Company periodically invests its excess cash in highly liquid equity securities. In addition, from time to time the Company may write call and put options through listed exchange as part of its investment strategy. The Company’s investment committee approves the investment policy covering the investment parameters to be followed with the primary goals being the safety of principal and maintaining the liquidity of funds. Short-term investments are comprised of marketable equity securities, which are classified as trading and available-for-sale. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with realized gains and losses recognized in earnings. Short-term investments classified as available for sale are stated at fair values. Unrealized gains or losses on available-for-sale securities from the changes in fair value are recorded in equity as other comprehensive income (loss). Realized gains or losses, based upon the specific identification method, on the disposal of available-for-sale securities are recorded in the consolidated statement of operations.

The Company reviews investments in available-for-sale securities as of each balance sheet date for other-than-temporary declines in fair value. If the Company determines that a decline in fair value is other-than-temporary (OTTI), accumulated unrealized loss is accounted for as realized loss and included in earnings. No other-than-temporary impairment losses were recorded during the years ended December 31, 2007 and 2008. The Company recorded an OTTI loss of RMB1,683 in 2009.

Derivative financial instruments consisting of written call and put options (option liabilities) are initially recorded at fair value and are re-valued at each reporting date, with changes in fair value included in earnings.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 (continued)
(In thousands, except share and per share data)
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES-continued

Inventories - Inventories are stated at the lower of cost or market price. Cost is determined by the first in first out method. Provision for diminution in value on inventories is made using the specific identification method. No inventory provisions were made in 2007, 2008 and 2009.

Trade receivables and allowance for doubtful accounts - Trade receivables mainly represents amounts earned and collectible from customers. The Company provides an allowance for doubtful accounts based on its aging analysis of trade receivables, customers’ credit-worthiness, past collection history, and changes in a customer’s payment terms. The Company also provides a specific allowance if there is strong evidence that indicates the trade receivables are uncollectible, and writes off such trade receivables and specific allowance within one year if circumstances are not improved. Trade receivables stated in the consolidated balance sheet are net of such allowance.

Changes in the allowance for doubtful accounts were as follows for the years ended December 31, 2007, 2008 and 2009:

	2007	2008	2009
	RMB	RMB	RMB
Balance at January 1,	1,088	23,299	5,293
Provision for allowance for doubtful debts	25,078	3,702	26,385
Recovery	(2,683)	(821)	—
Write offs	(184)	(20,887)	(262)

Balance at December 31,	23,299	5,293	31,416

Property and equipment - Property and equipment are recorded at cost less accumulated depreciation, amortization and provision for impairment loss. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets. Estimated useful lives of property and equipment are as follows:

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

Amortization is calculated on a straight-line basis over the expected useful life of the assets of five years, except for the land use right which is amortized over fifty years. Amortization expenses for the years ended December 31, 2007, 2008 and 2009 were RMB14,466, RMB18,991 and RMB5,560 respectively.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 (continued)
(In thousands, except share and per share data)
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES-continued

Impairment of long-lived assets - The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would adjust the carrying value of the asset based on the fair value and recognize an impairment loss. Fair value is estimated using expected discounted future cash flows. Impairment losses recognized in the years ended December 31, 2007, 2008 and 2009 were RMB nil, RMB48,086 and RMB nil, respectively. The impairment charge of RMB48,086 in 2008 is related to the Company’s now-discontinued B2B services segment.

Impairment of goodwill - Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Company completes a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. Fair value is principally estimated using expected discounted future cash flows. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

Management performed the annual goodwill impairment test as of December 31, 2007 and 2008. In 2007 and 2008, based on the impairment assessment performed by management, the Company recorded a goodwill impairment charge of RMB193,570 and RMB78,081, respectively. The impairment charge in 2007 related to the Company’s enterprise software and related customer maintenance service, and software development services segments. The Company’s financial outlook from maintenance services for the free software offered by the Chinese government was negatively impacted due to several factors. First, the Chinese government’s declining promotion of its free software resulted in a corresponding decline in the need for the Company’s maintenance services. Additionally, the Company believes there was uncertainty surrounding the Chinese government’s future promotional plans for its free software. As a result, the Company decided to revise downward the financial performance projections and assumptions of its enterprise software and related customer maintenance service segment, resulting in a goodwill impairment loss of RMB187,770 for this segment in 2007. For the software development services segment, the Company experienced a slowdown in the demand for such services by the government and therefore also revised downward the financial performance projections and assumptions, resulting in an impairment loss of RMB5,800 for this segment in 2007. The impairment charge of RMB78,081 in 2008 is related to the Company’s now-discontinued B2B services segment.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 (continued)
(In thousands, except share and per share data)
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES-continued

The changes in the carrying amount of goodwill by reporting unit for the years ended December 31, 2007 and 2008 were as follows:

	Enterprise software	Software
	and related customer	development
	maintenance services	services	B2B services	Total
	RMB	RMB	RMB	RMB
Balance as of January 1, 2007	187,770	5,800	—	193,570
Goodwill acquired during the year	—	—	78,081	78,081
Goodwill impairment during the year	(187,770)	(5,800)	—	(193,570)

Balance as of December 31, 2007	—	—	78,081	78,081
Goodwill impairment during the year	—	—	(78,081)	(78,081)

Balance as of December 31, 2008	—	—	—	—

Investments under cost method - For investment in an investee over which the Company does not have significant influence, the Company carries the investment at cost adjusted for other-than-temporary declines in fair value, and recognizes income when receiving dividends from distributions of the investee’s earnings. The Company reviews its investments under cost method for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. An impairment loss is recognized in earnings equal to the difference between the investment cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. No impairment charge was recorded for the years ended December 31, 2007, 2008 and 2009.

Income taxes - Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for tax credits and net operating losses available for carry-forward and significant temporary differences. Deferred tax assets and liabilities are classified as current or non-current based upon the classification of the related asset or liability in the financial statements or the expected timing of their reversal if they do not relate to a specific asset or liability. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws and regulations applicable to the Company as enacted by the relevant tax authorities.

On January 1, 2007, the Company adopted new accounting guidance related to uncertainty in income taxes. The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, new guidance was provided on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company recognizes interest and penalties related to uncertain tax benefits as a component of income tax expense. The Company’s tax years from 2003 to 2009 are subject to examination by the tax authorities.

Revenue recognition - The Company’s revenue is derived from three primary sources: (i) sale of enterprise software and related customer maintenance services; (ii) software development services; (iii) food sales and catering services.

Revenue from the sale of enterprise software and related customer maintenance service is recognized when there is evidence of an arrangement, the delivery or service has occurred, the fee is fixed or determinable, and collectability is probable. As the Company does not have vendor-specific objective evidence to establish the fair values of the undelivered elements, the Company recognizes revenue from sales of enterprise software and maintenance service on a straight-line basis over the service period which is typically no more than 12 months.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 (continued)
(In thousands, except share and per share data)
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES-continued

For certain customers, the Company installs the software at the customer’s place of business and charges the customer a fixed fee based on actual usage of the software. Accordingly, the Company recognizes the related revenue when the customer uses the software. The cost to install the software has historically been insignificant.

Revenues from software development services requiring significant production, modification, or customization of the software are recognized over the installation and customization period based on the percentage of completion method, which is measured principally by the percentage of actual hours incurred to date for each contract to the estimated total hours to be incurred for each contact at completion.

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

Revenues from food sales are generally recognized upon delivery and revenues from catering services are generally recognized when the catering services are provided.

With the exception of rebates of value added tax on sales of software and related maintenance services (“VAT rebate”) received from the Chinese tax authorities as part of the PRC government’s policy of encouraging software development in the PRC, the Company reports revenue net of business tax. The VAT rebate was RMB4,347, RMB2,910 and RMB853 during 2007, 2008 and 2009, respectively. Pursuant to certain PRC rules relating to value-added tax, Beijing Ninetowns Times, Beijing Ninetowns Digital Technology, Beijing Ninetowns Ports and Beijing Ninetowns Network are entitled to a rebate of value-added tax paid, at a rate of 14% of the sales value for self-developed software products, excluding revenues from maintenance services and upgrade rights that are sold separately.

Cost of revenue - Cost of revenue includes procurement costs for products sold, and direct costs associated with the delivery of software development and maintenance services, and food related products and services, including salaries, employee benefits and overhead costs associated with employees providing the related services.

Research and development costs - Research and development expenses include payroll, employee benefits and other costs associated with product development. Technological feasibility for the Company’s software products is reached shortly before the products are released for production. Cost incurred after technological feasibility has historically been immaterial. Accordingly, the Company expenses all research and development costs when incurred.

Advertising costs - Advertising costs are expensed in the period incurred. The Company incurred advertising costs totaling RMB6,277, RMB8,298 and RMB1,580 during the years ended December 31, 2007, 2008 and 2009, respectively.

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
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 (continued)
(In thousands, except share and per share data)
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES-continued

Foreign currency translation - The functional currency of the Company’s subsidiaries and VIEs established in the PRC is RMB. The functional currency of Ninetowns and its subsidiaries established in countries other than the PRC is the US dollar. Transactions denominated in other currencies are recorded in the applicable functional currencies at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into the applicable functional currencies at rates of exchange in effect at the balance sheet dates. Non-monetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Exchange gains and losses are recorded in the consolidated statements of operations.

The Company has chosen RMB as its reporting currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income/loss in the statement of shareholders’ equity.

Comprehensive income - Comprehensive income includes net income/loss, foreign currency translation adjustments and unrealized gain or loss on investments in available-for-sale securities.

Foreign currency risk - RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of the RMB into foreign currencies. The value of the RMB is subject to changes in PRC government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. RMB balances in cash and cash equivalents and term deposits of the Company included RMB494,615 at December 31, 2008 and RMB356,977 at December 31, 2009.

Equity price risk -The Company is exposed to equity price risk as a result of its investments in equity securities and written options. Equity price risk results from changes in the level or volatility of equity prices, which affect the value of equity securities, or instruments that derive their value from such securities. The Company attempts to mitigate its exposure to such risks by not limiting its investment to any one security or index.

Concentration of credit risk - Financial instruments that potentially expose the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, trade receivables, and term deposits. The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality. Short-term investments are traded through highly rated equity security brokers. The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

Fair value measurement - Effective January 1, 2008 and 2009, the Company adopted new accounting guidance related to fair value measurements for its financial and nonfinancial assets and liabilities. The guidance adopted on January 1, 2009, did not have a significant impact on the Company. Short-term investments and option liabilities are stated at fair value. The carrying value of all other financial instruments approximates their fair value due to the short-term nature of these instruments.

The guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. It also establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 (continued)
(In thousands, except share and per share data)
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES-continued

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

Share-based compensation - The Company recognizes compensation cost on a straight-line basis over the requisite service period, which is generally the vesting period, and measures the cost of employee services received in exchange for stock based compensation at the grant date fair value of the awards.

Net income/loss per share - Basic net income/loss per share is computed by dividing net income/loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted net income/loss per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised into ordinary shares. Ordinary share equivalents are excluded from the computation of the diluted net income/loss per share in periods when their effect would be anti-dilutive.

Recently issued accounting pronouncements - In June 2009, the Financial Accounting Standards Board (“FASB”) issued revised guidance on the accounting for transfers of financial assets. The revised guidance requires more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to the transferred financial assets. It eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures. This guidance will be effective for the Company on January 1, 2010 and is not expected to have any impact on the Company’s consolidated financial statements.

In June 2009, the FASB issued revised guidance on the consolidation of VIEs. The revised guidance requires an analysis to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity. Additionally, the revised guidance requires an ongoing reassessment and eliminates the quantitative approach previously required for determining whether an entity is the primary beneficiary. This guidance will be effective for the Company on January 1, 2010 and is not expected to have a material impact on the Company’s consolidated financial statements.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 (continued)
(In thousands, except share and per share data)
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES-continued

In October 2009, the FASB issued new guidance on revenue recognition for arrangements with multiple deliverables and certain revenue arrangements that include software elements. By providing another alternative for determining the selling price of deliverables, the guidance for arrangements with multiple deliverables will allow companies to allocate arrangement consideration in multiple deliverable arrangements in a manner that better reflects the transaction’s economics and will often result in earlier revenue recognition. The new guidance modifies the fair value requirements of previous guidance by allowing “best estimate of selling price” in addition to vendor-specific objective evidence (“VSOE”) and other vendor objective evidence (“VOE”, now referred to as “TPE” standing for third-party evidence) for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted under the new guidance. The new guidance for certain revenue arrangements that include software elements removes non-software components of tangible products and certain software components of tangible products from the scope of existing software revenue guidance, resulting in the recognition of revenue similar to that for other tangible products. The new guidance is effective for fiscal years beginning on or after June 15, 2010. However, companies may be able to adopt as early as interim periods ended September 30, 2009. The guidance may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangements or retrospectively. The Company has not early adopted the new guidance and is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In December 2009, the FASB issued revised guidance on Consolidations — Improvements to Financial Reporting by Enterprises Involved with VIEs which is effective for the Company on November 15, 2009. The amendments in this guidance replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity, with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity, that most significantly impact the entity’s economic performance and has (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. An approach that is expected to be primarily qualitative will be more effective for identifying which reporting entity has a controlling financial interest in a variable interest entity. The amendments in this guidance also require additional disclosures about a reporting entity’s involvement in variable interest entities, which will enhance the information provided to users of financial statements. The Company believes there will be no material impact on its consolidated financial statements upon adoption of this standard.

In December 2007, the FASB issued new accounting guidance that defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. It also establishes the appropriate income statement presentation and classification for joint operating activities and payments between participants, as well as the sufficiency of the disclosures related to those arrangements. This new accounting guidance was effective for the Company on January 1, 2009, and its adoption did not have a significant impact on its consolidated financial statements.

In June 2009, the Financial Accounting Standards Board (“FASB”) approved its Accounting Standards Codification or Codification as the single source of authoritative United States accounting and reporting standards applicable for all nongovernmental entities, with the exception of the SEC and its staff. The Codification, which changes the referencing of financial standards, is effective for interim or annual financial periods ending after September 15, 2009. Therefore, beginning in the third quarter of fiscal year 2009, all references made to US GAAP use the new Codification numbering system prescribed by the FASB. As the Codification did change and alter existing US GAAP, it did not have any impact on the Company’s consolidated financial statements.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 (continued)
(In thousands, except share and per share data)
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES-continued

Effective January 1, 2009, the Company adopted an authoritative pronouncement issued by the FASB regarding non-controlling interests in consolidated financial statements. The pronouncement improves the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report non-controlling interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, the pronouncement eliminates the diversity that currently exists in accounting for transactions between an entity and non-controlling interests by requiring they be treated as equity transaction. The pronouncement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. Furthermore, disclosure of the amounts of consolidated net income attributable to the parent and to the non-controlling interest is required on the face of the financial statements. The pronouncement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of the pronouncement required retroactive application of the presentation and disclosure requirements of the standard to all periods presented. The adoption did not impact the consolidated financial statements presented herein, except for the presentation and disclosure requirements affecting all periods presented including:

(a)	the non-controlling interest has been reclassified to equity,

(b)	consolidated net income or loss has been adjusted to include the net income or loss attributable to the non-controlling interest,

(c)	consolidated comprehensive income or loss has been adjusted to include the comprehensive income or loss attributable to the non-controlling interest and

(d)
for each reporting period the Company must present a reconciliation at the beginning and end of the period of the carrying amount of total equity and equity attributable to the Company and the non-controlling interest.

Accordingly, after adoption, non-controlling interests (approximately negative RMB89 and RMB nil at December 31, 2009 and December 31, 2008, respectively) are classified as equity, a change from its previous classification between liabilities and stockholders’ equity. Losses attributable to non-controlling interest (approximately RMB89, RMB5,483 and RMB6,053 for 2009, 2008 and 2007, respectively) are included in net income (loss), although such losses continue to be deducted to measure earnings (loss) per share.

3.	DISCONTINUED OPERATIONS

On March 20, 2009, the Company announced that it has undertaken a thorough review of its overall B2B strategy for international trade and decided to discontinue its tootoo.com business. This decision was made in light of the major changes in the global economic environment. Tootoo.com was originally developed as a B2B search and service provider for suppliers and buyers engaged in international trade.

As a result of this decision, the Company recognized a one-time non-cash impairment charge of approximately RMB115 million against its long-lived assets and goodwill in 2008.

Summarized operating results from discontinued operations included in the Company’s consolidated statements of operations were as follows:

	Years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Net revenues	489	2,496	880

Loss before income taxes	(33,002)	(181,020)	(7,347)
Income tax benefit	2,887	14,218	—

Loss from discontinued operations, net of tax	(30,115)	(166,802)	(7,347)
Non-controlling interest in discontinued operations	6,053	5,483	89

Loss from discontinued operations attributable to the Company	(24,062)	(161,319)	(7,258)

Loss per share from discontinued operations -basic	(0.69)	(4.61)	(0.21)

Loss per share from discontinued operations -diluted	(0.69)	(4.61)	(0.21)

4.	SHORT-TERM INVESTMENTS

Short-term investments include trading securities and available-for-sale securities. Trading securities consist of investments in marketable equity securities with the intention of selling them in the short term. Available-for-sale securities consist principally of equity securities and balanced funds without a contractual expiration date issued by major financial institutions.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 (continued)
(In thousands, except share and per share data)
4.	SHORT-TERM INVESTMENTS-continued

The following table provides additional information concerning the Company’s trading securities and available-for-sale securities:

Trading securities:

	December 31, 2008 (RMB)				December 31, 2009 (RMB)
		Gross	Gross			Gross	Gross
		realized	realized	Fair		realized	realized	Fair
	Cost	gains	losses	value	Cost	gains	losses	value
Trading securities	—	—	—	—	917	—	—	917

Total	—	—	—	—	917	—	—	917

Available-for-sale securities:

	December 31, 2008 (RMB)				December 31, 2009 (RMB)
		Gross	Gross			Gross	Gross	Other-than
		unrealized	unrealized	Fair		unrealized	unrealized	-temporary	Fair
	Cost	gains	losses	value	Cost	gains	losses	impairment	value
Available-for-sale securities	13,149	—	(3,125)	10,024	158,674	13,488	(170)	(1,683)	170,309

Total	13,149	—	(3,125)	10,024	158,674	13,488	(170)	(1,683)	170,309

At December 31, 2009, one of the Company’s available-for-sale securities had an unrealized loss of approximately RMB1,853. This security relates to a fund that invests in natural gas related projects and represents approximately 4% of total investments. Although the Company had the ability to hold this security (and has the ability to hold all of its available-for-sale securities for a long-term period), the Company sold this security in January 2010 and realized a loss of RMB1,683. Therefore, management determined it appropriate to classify a portion of unrealized loss as an OTTI as of December 31, 2009. The Company assesses all of its available-for-sale securities and has determined that no other OTTIs are present at December 31, 2009.

Proceeds, gross realized gains and gross realized losses on securities classified as available for sale for each of the years ended December 31, 2007, 2008 and 2009 are as follows:

	Years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Proceeds	2,330	—	177,179
Gross realized gains	342	—	27,823
Gross realized losses	—	—	(13,362)

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 (continued)
(In thousands, except share and per share data)
4.	SHORT-TERM INVESTMENTS-continued
The summary of trading and available-for-sale securities measured and recorded at fair value on a recurring basis as of December 31, 2009 is as follows:

		Fair Value Measurements at Reporting Date Using
		Quoted Prices in	Significant Other	Significant
		Active Markets	Observable	Unobservable
	December 31,	for Identical	Inputs	Inputs
Description	2009	Assets (Level 1)	(Level 2)	(Level 3)
	(RMB)	(RMB)	(RMB)	(RMB)
Available-for-sale securities	170,309	170,309	—	—
Trading securities	917	917	—	—

Total	171,226	171,226	—	—

5.	INVENTORIES
Inventories consisted of the following:

	December 31,
	2008	2009
	RMB	RMB
Computer accessories	1,302	1,107
Food products and related consumables	65	1,296

	1,367	2,403

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS
Prepaid expenses and other current assets consisted of the following:

	December 31,
	2008	2009
	RMB	RMB
Advances to employees	2,277	1,242
Prepaid expenses	3,482	2,089
Deposits for office rental, utilities	325	1,094
Interest receivable for term deposits	571	242
Value added tax recoverable	75	268
Other receivables	257	1,111

	6,987	6,046

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 (continued)
(In thousands, except share and per share data)
7.	PROPERTY AND EQUIPMENT, NET
Property and equipment, net consisted of the following:

	December 31,
	2008	2009
	RMB	RMB
Buildings	193,814	197,452
Leasehold improvements	6,512	7,885
Furniture, fixtures and office equipment	5,096	5,774
Computer equipment	32,336	30,600
Motor vehicles	7,012	7,859

Total	244,770	249,570
Less: accumulated depreciation and amortization	(31,589)	(44,782)

Property and equipment, net	213,181	204,788

In March 2009, the Company announced the decision to wind down the B2B services. In conjunction with the winding down of the B2B business, the Company revised the estimate of future cash flows used in evaluating the fair value of long-lived assets using the discounted cash flow method. As a result, the fair value of long-lived assets was significantly reduced and the Company recognized an impairment loss of RMB4,339 in 2008 against computer equipment related to the now-discontinued B2B business.
Depreciation and amortization expenses for the years ended December 31, 2007, 2008 and 2009 were RMB9,867, RMB17,922, and RMB 16,916, respectively.
8.	INVESTMENTS UNDER COST METHOD

	December 31,
	2008	2009
	RMB	RMB
Global Market	28,708	28,663
Tophere	4,500	4,500
GCL	7,085	7,074

	40,293	40,237

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

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 (continued)
(In thousands, except share and per share data)
8.	INVESTMENTS UNDER COST METHOD-continued
In March 2008, Global Market issued and allotted 7,653,846 Series B Preferred Shares to certain investors, after which the Company’s equity interest in Global Market was diluted to 9.90%. The Company and Global Market both waived the put and call options set out in the original Series A preferred shares subscription agreement.
In 2008, the Company entered into a share repurchase agreement with Global Market, under which Global Market repurchased 309,468 Series A preferred shares from the Company for a cash consideration of RMB 7,725 (US$1,112) and the Company’s equity interest in Global Market was further reduced to 9.03%. The Company recognized a gain of RMB 2,187 (US$321) upon the disposal of the Series A preferred shares.
In 2009, Global Market made a stock split that each share of US$0.001 in the share capital be subdivided into twenty-five shares of US$0.00004 each. After the split, the Company’s share remains 9.03%.
In June 2010, Global Market paid a cash payment of special dividends to the holders of its ordinary shares, Series A preferred shares and Series B preferred shares. The Company received dividends of RMB6,164 (US$903).
In June 2010, the Company entered into a share purchase agreement with Global Market, under which Global Market and Shanghai International Growth Investment Limited purchased 24,714,225 Series A preferred shares from the Company for a cash consideration of RMB26,448 (US$3,875). The Company’s equity interest in Global Market was further reduced to 3.55%.
In November 2007, the Company entered into an agreement with Hangzhou Tophere Info-Tech Inc. (“Tophere”), a Chinese B2B food and beverage trade facilitator headquartered in Hangzhou, to acquire a 19.8% equity interest for a cash consideration of RMB4,500. Because the Company cannot exercise significant influence over Tophere, the investment is accounted for under the cost method.
In June 2008, the Company entered into an investment agreement with Pearl Ever Group Limited (“Pearl Ever”), under which the Company, through Pearl Ever, invested RMB7,085 (US$1,000) into GCL Silicon Technology Holdings Inc. (“GCL”) for a 0.06% interest in GCL’s equity. Because the Company cannot exercise significant influence over GCL, the investment is accounted for under the cost method.
In May 2010, the Company sold part of the investment in GCL, and received RMB7,626, (US$1,117).

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 (continued)
(In thousands, except share and per share data)
9.	ACQUIRED INTANGIBLE ASSETS, NET
Acquired intangible assets, net consisted of the following:

	December 31,
	2008	2009
	RMB	RMB
Customer lists and relationships	6,131	6,131
Completed technology	5,251	5,251
Purchased software for internal use	17,200	17,200
Land use right	30,156	30,156

Total	58,738	58,738
Less: Accumulated amortization	(17,469)	(23,029)

Acquired intangible assets, net	41,269	35,709

In October 2008, the Company acquired a land use right from Yizhuang Substation of the PRC Country Resources Bureau for RMB 30,156. The land use right has a contractual useful life of 50 years.
In March 2009, the Company announced the decision to wind down the B2B services. In conjunction with the winding down of the B2B business, the Company revised the estimate of future cash flows used in evaluating the fair value of long-lived assets using the discounted cash flow method. As a result, the fair value of long-lived assets was significantly reduced and the Company recognized an impairment loss of RMB43,747 in 2008 against customer lists and relationships, completed technology and other acquired intangible assets related to the now discontinued B2B business.
Amortization expenses for the years ended December 31, 2007, 2008, and 2009 were RMB14,466, RMB18,991, and RMB5,560, respectively.
The following table represents the total estimated amortization of intangible assets for the next five years:

For the Year Ending December 31	Estimated Amortization Expense
RMB
2010	4,043
2011	3,470
2012	603
2013	603
2014	603

9,322

10.	OPTION LIABILITIES
The Company writes call and put options through listed exchanges. When the Company writes an option, an amount equal to the premium received by the Company is recorded as a liability and is subsequently adjusted to the current fair value of the option written. Premiums received from writing options that expired are treated by the Company on the expiration date as realized gains from investments. If a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether the Company has realized a gain or loss. If a put option is exercised, the premium is deducted from the total purchase price in determining the cost of the underlying security. The Company, as the option writer of an option, bears the market risk of an unfavorable change in the price of the security underlying the written options. At December 31, 2009, option liabilities included liabilities for call options of RMB6,054 and put options of RMB5,800.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 (continued)
(In thousands, except share and per share data)
11.	ACCOUNTS PAYABLE AND ACCRUED EXPENSES
Accounts payable and accrued expenses consisted the following:

	December 31,
	2008	2009
	RMB	RMB
Salary and wages	3,274	2,449
Professional fees	1,117	87
Accounts payable and other payables	3,008	5,565
Office expenses payable	1,015	1,088
Accrued expenses	5,102	2,180

	13,516	11,369

12.	INCOME TAXES
Ninetowns is a tax exempted company incorporated in the Cayman Islands. No provision for Hong Kong Profits Tax has been made as the subsidiaries incorporated in Hong Kong had no assessable profits earned or derived from Hong Kong during the years ended December 31, 2007, 2008 and 2009. The subsidiaries incorporated in the PRC other than Hong Kong are governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “Income Tax Laws”).
On March 16, 2007, the National People’s Congress adopted the 2008 PRC Enterprise Income Tax Law (the “New Income Tax Law”), which went into effective on January 1, 2008. The New Income Tax Law imposes a unified income tax rate of 25% for domestic and foreign enterprises. New and High Technology Enterprise will enjoy a favorable tax rate of 15%. The New Income Tax Law also provides a five-year transitional period for those entities established before March 16, 2007, which enjoy a favorable income tax rate less than 25% under the previous income tax laws, to gradually change their rates to 25%. In addition, the New Income Tax Law provides grandfather treatment for enterprises which were qualified as “New and High Technology Enterprises” under the previous income tax laws and were established before March 16, 2007, if they continue to meet the criteria for New and High Technology Enterprises after January 1, 2008. The grandfather provision allows these enterprises to continue to enjoy their unexpired tax holiday provided by the previous income tax laws and rules.
The New and High Technology Enterprises status allows qualifying entities to be eligible for a 15% tax rate for three years. At the conclusion of the three year period, the qualifying enterprise has the option to renew its New and High Technology Enterprises status for an additional three years through a simplified application process if such enterprise’s business operations continue to qualify for New and High Technology Enterprises status. After the first six years, the enterprise would have to go through a new application process in order to renew its New and High Technology Enterprises status.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 (continued)
(In thousands, except share and per share data)
12.	INCOME TAXES-continued
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
Beijing New Take, Beijing Ninetowns Times and Beijing Ninetowns Digital Technology were awarded the certificate of “New and High Technology Enterprise” and were at an income tax rate of 15% for the year ended December 31, 2007. In 2008 and 2009, Beijing New Take, Beijing Ninetowns Times and Beijing Ninetowns Digital Technology were subject to an enterprise income tax rate of 25%.
Beijing Ninetowns Ports was awarded the certificate of “New and High Technology Enterprise” and was at an income tax rate of 7.5% for the year ended December 31, 2007. In 2008, Beijing Ninetowns Ports was at an income tax rate of 25% and in 2009 was at an income tax rate of 15%.
Guangdong Ninetowns was awarded the certificate of “New and High Technology Enterprise” and was exempted from the enterprise income tax for the year ended December 31, 2007. In 2008, Guangdong Ninetowns was under the grandfather treatment and enjoyed the unexpired tax holiday with a rate of 7.5%. In 2009, Guangdong Ninetowns was subject to a preferential enterprise income tax rate of 15%.
Beijing Ninetowns Network Software and Beijing Ronghe Tongshang were awarded the certificate of “New and High Technology Enterprise” and were exempted from enterprise income tax for the year ended December 31, 2007. In 2008 and 2009, Beijing Ninetowns Network Software and Beijing Ronghe Tongshang were subject to an enterprise income tax rate of 25%.
Baichuan Tongda was acquired in April 2007 and was subject to an income tax rate of 33%, 25% and 25% in 2007, 2008 and 2009, respectively.
Beijing Software and Dongguan Software were established in 2008 and were subject to an income tax rate of 25% in 2008 and 2009.
Beijing Sky, Shanghai Meihuilong, Shanghai Tootoo, and Guangdong Nine Masters were established in 2009 and were subject to an income tax rate of 25% in 2009.
During the years ended December 31, 2007, 2008 and 2009, if the Company’s subsidiaries in the PRC had not been awarded tax holidays or had special tax concessions, they would have recorded an additional provision for income taxes totaling RMB23,501, RMB nil and RMB501, respectively. Basic net income (loss) per share would have been changed to RMB(7.26), RMB(4.85) and RMB0.02 and diluted net income (loss) per share would have been changed to RMB(7.26), RMB(4.85) and RMB0.02, for the years ended December 31, 2007, 2008, and 2009, respectively.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 (continued)
(In thousands, except share and per share data)
12.	INCOME TAXES-continued
Income tax expense (benefit) consisted of the following:

	Years Ended December 31
	2007	2008	2009
	RMB	RMB	RMB
Current tax	1,367	(147)	6,070
Deferred tax	1,763	983	(1,970)

	3,130	836	4,100

As of December 31, 2008 and 2009, significant temporary differences between the tax basis and financial statement basis of accounting for assets and liabilities that gave rise to deferred taxes were principally related to the following:

	December 31
	2008	2009
	RMB	RMB
Current deferred tax assets (liabilities)
Short-term deferred revenue (B2G)	4,811	1,463
Allowance for doubtful accounts	—	6,596
Less: valuation allowances	(4,679)	(7,051)

Current deferred tax assets	132	1,008

Non-current deferred tax assets
Net operating losses carry forwards	7,801	8,105
Less: valuation allowances	(7,801)	(8,105)

Non-current deferred tax assets	—	—

Non-current deferred tax liabilities
Accelerated depreciation of property and equipment	(1,807)	(713)

Non-current deferred tax liabilities	(1,807)	(713)

The Company has operating loss carry forwards totaling RMB31,203 and RMB32,825 as of December 31, 2008 and 2009 respectively, all of which were from PRC subsidiaries and will expire on various dates between December 31, 2013 and December 31, 2014.
As of December 31, 2008 and 2009, a valuation allowance was provided against deferred tax assets arising from net operating loss carry-forwards, and short-term deferred revenue of certain PRC subsidiaries and VIEs due to the uncertainty of realization. Adjustment will be made to the valuation allowance if events occur in the future that indicate changes in the amount of deferred tax assets that may be realized.
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

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 (continued)
(In thousands, except share and per share data)
12.	INCOME TAXES-continued
Aggregate undistributed earnings of the Company’s subsidiaries and its VIEs’ located in the PRC that are available for distribution to the Company of approximately RMB541,000 and RMB550,000 at December 31, 2008 and 2009 are considered to be indefinitely reinvested, and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. The Chinese tax authorities have clarified that distributions made out of pre-January 1, 2008 retained earnings will not be subject to the withholding tax. Current tax expense for the year ended December 31, 2009 includes estimated withholding tax related to dividends in excess of pre-January 1, 2008 retained earnings paid by Chinese subsidiaries to overseas holding companies.
A reconciliation between income tax expense (benefit) computed by applying the PRC statutory income tax rate of 25% to income (loss) before income taxes and the actual provision for income taxes is as follows:

	Years Ended December 31,
	2007	2008	2009
PRC statutory income tax	(33.0%)	(25.0%)	25.0%
Expenses not deductible for tax purposes	6.4%	18.2%	21.9%
Provision for withholding tax on inter-company distributions	—	—	37.5%
Permanent differences	11.1%	12.0%	(32.6%)
Tax exemption and tax relief granted to PRC subsidiaries	15.5%	(9.7%)	(4.0%)
Effect on deferred taxes due to changes in tax rates under the new law for certain subsidiaries	(1.5%)	(6.7%)	(15.5%)

	(1.5%)	(11.2%)	32.3%

A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

RMB
Balance at January 1, 2008	832
Additions based on tax positions related to the current year	151
Reversal based on tax positions related to the current year	(688)

Balance at December 31, 2008	295
Additions based on tax positions related to the current year	4,989
Reversal based on tax positions related to the current year	(143)

Balance at December 31, 2009	5,141

The Company does not anticipate any significant change within 12 months of this reporting date to its uncertain tax positions. Interest and penalties recognized in the statement of operations and current liabilities was not significant in 2007, 2008 and 2009.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 (continued)
(In thousands, except share and per share data)
13.	OTHER TAXES PAYABLE

	December 31,
	2008	2009
	RMB	RMB
Individual income tax withholding	196	144
Business tax payable	863	1,231
Value added taxes payable (recoverable), net	(302)	(703)
Property tax	878	—

	1,635	672

The Company’s subsidiaries in the PRC, other than Hong Kong, are subject to a 17% value added tax on revenues from the sales of hardware to customers and, in addition, are subject to business taxes and value added taxes at the rates of 5% and 3%, on service revenues from software development and sales of software, respectively. Value added taxes payable for hardware sales is reported net of value added taxes paid for inventory purchases. There is no VAT on food sales and services. The Company is also required to withhold PRC individual income taxes on employees’ payroll for remittance to the tax authorities. In addition, in October 2008, the Company purchased a land use right resulting in a property tax liability thereon.
14.	NET (LOSS) INCOME PER SHARE
The following table sets forth the computation of basic and diluted (loss) income per share for the periods indicated:

	Years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Numerator used in basic (loss) income per share:
(Loss) income from continuing operations before non-controlling interests	(206,469)	(8,293)	8,590
Loss from discontinued operations attributable to the Company	(24,062)	(161,319)	(7,258)
(Loss) income attributable to the Company	(230,531)	(169,612)	1,332

Shares (denominator):
Weighted average ordinary shares outstanding	34,966,830	34,997,505	35,100,194
Plus: incremental shares from assumed conversion of stock options	—	—	—

Weighted average ordinary shares outstanding used in computing diluted (loss) income per ordinary share	34,966,830	34,997,505	35,100,194

(Loss) income from continuing operations per share — basic	(5.90)	(0.24)	0.25

(Loss) income from continuing operations per share — diluted	(5.90)	(0.24)	0.25

Loss from discontinued operations per share — basic	(0.69)	(4.61)	(0.21)

Loss from discontinued operations per share — diluted	(0.69)	(4.61)	(0.21)

(Loss) income attributable to the Company per share — basic	(6.59)	(4.85)	0.04

(Loss) income attributable to the Company per share — diluted	(6.59)	(4.85)	0.04

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 (continued)
(In thousands, except share and per share data)
14.	NET (LOSS) INCOME PER SHARE-continued
American Depository Receipts held by the Company to facilitate cashless exercises of vested employee stock options and non-vested shares for 673,278 and 793,814 ordinary shares have been excluded from shares issued and outstanding as of December 31, 2009 and 2008, respectively.
The Company had 924,528, 2,185,830 and 3,320,311 ordinary share equivalents outstanding, that could potentially dilute basic income (loss) per share in the future, which were excluded in the computation of diluted (loss) income per share in 2007, 2008 and 2009, respectively, as their effect would have been anti-dilutive.
15.	RELATED PARTY TRANSACTIONS AND BALANCES
Sales of enterprises software and related customer maintenance service:
The Company has an agreement with Shenzhen Ninetowns Enke Software Technology Co., Ltd. (“Ninetowns Enke”), a company owned by the Company’s former employee, for the distribution of the Company’s enterprise software in the southern region of the PRC. During the years ended December 31, 2007, 2008 and 2009, the Company recognized net revenues of RMB2,937, RMB2,475 and RMB2,268, respectively, from the sales of enterprise software and related customer maintenance service to Ninetowns Enke.
The Company signed an agreement with Guangzhou Wangli Software Co., Ltd. (“Guangzhou Wangli”), a company owned by a minority shareholder of one of the Company’s VIEs, for the distribution of the Company’s enterprise software in the PRC. During the years ended December 31, 2007, 2008 and 2009, the Company recognized net revenues of RMB6,348, RMB11,976 and RMB9,273, respectively, from the sales of enterprise software and related customer maintenance services to Guangzhou Wangli.
The Company sold software products to Beijing iTowNet Cyber Technology Ltd. (“Beijing iTowNet”) in which two members of the Company’s senior management serve as director and supervisor, directly and indirectly, amounting to RMB229 in the year ended December 31, 2007. The Company did not sell software products to Beijing iTowNet in 2008. In 2009, the Company provided software development services to Beijing iTowNet and recognized net revenue of RMB350.
Other:
In November 2004, the Company entered into an option agreement to acquire a 49% ownership interest in Beijing iTowNet, exercisable at the Company’s option. In the event the purchase becomes permissible under the relevant laws of the PRC and the Company exercises its option, the purchase price will be RMB206,915 (US$25 million) plus an amount calculated at 5% per year compounded annually for the years the selling company held an ownership interest in Beijing iTowNet less any dividends or distributions the selling company received during its ownership of Beijing iTowNet.
Related party balances:
As of December 31, 2008 and 2009, trade receivables from related parties in respect of sales of enterprises software and related customer maintenance services and software development services were RMB6,005 and RMB5,669, respectively. The Company adopted the same accounting policies that were applied to trade receivables due from customers for the allowance for doubtful accounts related to related party receivables.
At January 1, 2008, RMB1,450 was due to an affiliate, Guangzhou Yuejiu. In 2008, Guangzhou Yuejiu was liquidated and the amount was repaid.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 (continued)
(In thousands, except share and per share data)
16.	SHARE OPTION PLANS
The 2003 Plan
The Company’s 2003 Plan (the “2003 Plan”) allows the Company to issue options to employees and directors to acquire 2,574,400 of the Company’s ordinary shares. The 2003 Plan will remain in effect for ten years starting from the date of adoption.
As of December 31, 2008 and 2009, options to purchase 1,338,753 and 1,276,449 ordinary shares were outstanding, respectively, under the 2003 Plan. As of December 31, 2008 and 2009, there were 383,955 and 446,259 options, respectively, available under the 2003 Plan for future grants.
The 2004 Plan (as amended)
Under the Amended and Restated 2004 Plan (the “2004 Plan, as amended”), the Company may grant options to its employees that are exercisable for up to 4.3 million ordinary shares at prices to be determined by the Company’s Board of Directors. The 2004 Plan, as amended, also permits the Company to grant share appreciation rights, restricted share awards, and performance awards. The 2004 Plan, as amended, will automatically terminate in ten years from grant date unless the Company terminates it earlier.
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
On July 16, 2009, Ninetowns granted options to certain employees to purchase 1,369,800 ordinary shares at an exercise price of RMB10 (US$1.4) per ordinary share, which was the average closing fair market value of the Company’s ordinary shares for the month before the grant date. The options will vest over four years at 25% per year from the grant date. Any options granted but not exercised will expire on July 15, 2019.
As of December 31, 2008 and 2009, options to purchase 774,396 and 2,043,862 ordinary shares were outstanding, respectively.
The fair value of the option awards is estimated on the respective dates of grant using a dividend adjusted Black — Scholes pricing model that uses the assumptions noted in the following table.

Options grants	2005 Grant	2008 Grant	2009 Grant

Weighed average risk-free rate of interest	5%	3.89%	2.9%
Weighted average expected option life (years)	6.25 years	6.25 years	6.25 years
Weighted average volatility rate	55%	53%	61%
Weighted average dividend yield	0%	0%	0%
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

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 (continued)
(In thousands, except share and per share data)
16.	SHARE OPTION PLANS-continued
On February 5, 2008, Ninetowns granted 401,685 nonvested shares to certain employees. The nonvested shares will vest over four years at 25% per year from the grant date.
On July 16, 2009, Ninetowns granted 58,698 nonvested shares to certain employees. 25% of the nonvested shares will vest on the grant date and the remaining will vest over three years at 25% per year from the grant date. As of December 31, 2008 and 2009, 380,559 and 298,256 nonvested shares were outstanding.
As of December 31, 2008 and 2009, 3,145,045 and 1,837,346 share-based instruments were available under the 2004 Plan, as amended, for future grants.
The 2006 Plan
In December 2005, the Company’s shareholders approved the 2006 stock incentive plan (the “2006 Plan”) which allows the Company to offer a variety of share-based awards to employees and employees of the Company’s affiliates and subsidiaries including share options, restricted shares, and other similar awards. The exercise price must be at least equal to 100% of the fair market value of the ordinary shares on the grant date. The 2006 Plan will be automatically terminated in 2015. At December 31, 2009, the Company had not granted any options or other types of awards under the 2006 Plan.
A summary of the share options and nonvested shares activities is as follows:

	Years ended December 31,
	2007		2008		2009
		Weighted		Weighted		Weighted
	Number	Average	Number	average	Number	average
	of	Exercise	of	exercise	of	exercise
Share options	options	price	options	price	options	price
		RMB		RMB		RMB
Outstanding at beginning of year	2,500,947	40	2,030,973	40	2,113,149	36
Granted	—	—	374,769	22	1,369,800	22
Exercised	(47,862)	26	(6,186)	26	—	—
Cancelled	(422,112)	39	(286,407)	50	(162,638)	34

Outstanding at end of year	2,030,973	40	2,113,149	36	3,320,311	25

Exercisable at end of year	1,872,918	37	1,711,666	36	1,790,239	37

		Weighted-average
		grant-date
Nonvested Shares	Shares	fair value
		RMB
Nonvested at January 1, 2009	380,559	20.97
Granted	58,698	10.59
Vested	(120,536)	19.71
Forfeited	(20,465)	20.97

Nonvested at December 31, 2009	298,256	19.44

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 (continued)
(In thousands, except share and per share data)
16.	SHARE OPTION PLANS-continued
The total intrinsic value of options exercised during the years ended December 31, 2007, 2008, and 2009 was RMB0.6 million, RMB nil, and RMB nil, respectively. As of December 31, 2009, the aggregate intrinsic value of both options outstanding and options exercisable was RMB nil.
The outstanding options as of December 31, 2009 have the following characteristics:

Options outstanding			Options exercisable
	Weighted
	average		Weighted		Weighted
	remaining	Fair value	average		average
Number	contractual	per share	exercise	Number	exercise
outstanding	life	at grant date	price	exercisable	price
			(RMB)		(RMB)
1,276,449	3.875	RMB0.297 (HK$0.286)	26	1,276,449	26
460,936	5.167	RMB40.42 (US$4.896)	71	460,936	71
213,126	8.099	RMB11.63 (US$1.619)	22	52,854	22
1,369,800	9.496	RMB6.49 (US$0.947)	10

3,320,311	6.644		25	1,790,239	37

As of December 31, 2009, the unrecognized share-based compensation cost related to options was approximately RMB6,026 and is expected to be recognized over a weighted average vesting period of 2.5 years. As of December 31, 2009, the unrecognized share-based compensation cost related to nonvested share-based compensation arrangements was approximately RMB2,028 and is expected to be recognized over a weighted-average vesting period of 2.2 years.
The amounts of share-based compensation attributable to cost of revenues, sales and marketing, general and administrative expenses, and research and development included in those line items in the consolidated statements of operations are as follows:

	Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Cost of revenues	126	287	51
Sales and marketing	628	1,633	787
General and administrative	1,145	3,789	3,297
Research and development	27	1,162	332

Total share-based compensation expense	1,926	6,871	4,467

In 2009, 673,278 of the Company’s ordinary shares were reserved for future share option exercises.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 (continued)
(In thousands, except share and per share data)
17.	COMMITMENTS
The Company has operating lease agreements principally for its office properties in the PRC. The leases have remaining terms ranging from 12 to 24 months and are renewable subject to negotiation. Rental expense was RMB11,699, RMB7,955 and RMB7,056, for the years ended December 31, 2007, 2008 and 2009, respectively.
Future minimum lease payments under non-cancellable operating lease agreements at December 31, 2008 are as follows:

RMB

Year ending December 31
2010	2,309
2011	1,004

Total	3,313

The Company has entered into franchise agreements to undertake marketing, distribution and service activities. Under these agreements, the Company is obligated to provide advertising, training and telephone support associated with its software licenses and products. The Company did not have any significant outstanding obligation and commitment at December 31, 2009.
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
In the second quarter of 2007, the Company completed the acquisition of Ample Spring and Baichuan Tongda, a vertical search engine services provider, and formally launched the Company’s B2B search services and services platform, tootoo.com. As a result, the Company added a new operating segment, (i.e., B2B), which provided online B2B search services by selling keywords to improve the customers’ rankings in search results on the Company’s marketplaces. In March 2009, the Company’s B2B segment was discontinued. Also, in 2009 the Company launched its food sales and services business targeting Chinese consumers.
For financial reporting purposes, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the Chief Executive Officer. Segment information provided to the chief operating decision maker is prepared using the accounting principles and the relevant financial regulations applicable to enterprises with foreign investment as established by the Ministry of Finance in the PRC (“PRC GAAP”). The principal differences between the PRC GAAP and US GAAP as they relate to the Company are primarily (i) revenue recognition from the sale of enterprise software, (ii) the classification of the PRC value added tax refund, and (iii) the recognition of share-based compensation expenses.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 (continued)
(In thousands, except share and per share data)
18.	SEGMENT INFORMATION-continued
The Company’s reportable segments offer different products and services. Each reportable segment is assigned a member of senior management who has knowledge about the products and services, specific operational risks, and opportunities associated with the segment.
The following is a summary of financial information relating to each segment expressed under PRC GAAP:

	Year Ended December 31, 2007
	Enterprise software	Software
	and related customer	development
	maintenance services	services	Total
	RMB	RMB	RMB

Net revenues from external customers	52,481	25,642	78,123
Net revenues from related parties	8,241	—	8,241

Gross profit	60,848	7,894	68,742

	Year ended December 31, 2008
	Enterprise software and	Software
	related customer	development
	maintenance services	services	Other	Total
	RMB	RMB	RMB	RMB

Net revenues from external customers	67,315	19,458	94	86,867
Net revenues from related parties	14,387	—	—	14,387

Gross profit	82,024	7,035	18	89,077

	Year ended December 31, 2009
	Enterprise software and	Software	Food
	related customer	development	related
	maintenance services	services	business	Total
	RMB	RMB	RMB	RMB

Net revenues from external customers	38,472	17,013	18,004	73,489
Net revenues from related parties	9,482	350	—	9,832

Gross profit	48,005	5,811	958	54,774

The Company does not allocate operating expenses to individual segments when making decisions about allocating resources to the segments and assessing their performance.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 (continued)
(In thousands, except share and per share data)
18.	SEGMENT INFORMATION-continued
The following is a reconciliation of the amounts presented for reportable segments under PRC GAAP to the consolidated totals reported under US GAAP:

	Years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB

Net revenues from external customers under PRC GAAP	78,123	86,867	73,489
U.S. GAAP adjustments:
Differences in the timing of revenue recognition	11,346	353	7,763
PRC value added tax refund	3,995	2,846	611

Total net revenues from external customers under US GAAP	93,464	90,066	81,863

Net revenues from related parties under PRC GAAP	8,241	14,387	9,832
U.S. GAAP adjustments:
Differences in the timing of revenue recognition	912	—	1,817
PRC value added tax refund	352	64	242

Total net revenues from related parties under US GAAP	9,505	14,451	11,891

Gross profit under PRC GAAP	68,742	89,042	54,774
U.S. GAAP adjustments:
Differences in the timing of revenue recognition	12,258	353	9,580
PRC value added tax refund	4,347	2,910	853
Share-based compensation expenses	(126)	(287)	(51)

Gross profit under US GAAP	85,221	92,018	65,156

Operating expenses	(347,006)	(118,912)	(123,878)
Government subsidies	1,015	—	—

Loss from operations	(260,770)	(26,894)	(58,722)
Interest income	13,885	7,026	4,280
Gain on sales of marketable equity securities	43,546	9,866	35,474
Gain on fair value change of stock option short sales	—	—	27,684
Gains from disposal of investment under cost method	—	2,187	—
Other income	—	358	3,974

(Loss) income before income tax expense	(203,339)	(7,457)	12,690

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 (continued)
(In thousands, except share and per share data)
18.	SEGMENT INFORMATION-continued
The Company does not allocate assets to individual segments when making decisions about allocating resources to the segments and assessing their performance.
19.	MAJOR CUSTOMERS
Details of customers accounting for 10% or more of net revenues are as follows:

	Years ended December 31,
Customer	2007	2008	2009
A	17%	18%	18%
B	23%	20%	19%
20.	EMPLOYEE BENEFIT PLANS
Employees of the Company located in the PRC other than Hong Kong are covered by the retirement plans defined by local practice and regulations, which are essentially defined contribution schemes. The calculation of contributions for the eligible employees is based on 20% of the applicable payroll costs. Certain employees of the Company who are located in Hong Kong have joined the Mandatory Provident Fund (“MPF”) Scheme which is also a defined contribution scheme. The contribution to the MPF Scheme is calculated based on the rules set out in the MPF Ordinance in Hong Kong which is 5% of the relevant income of the employee with a specific ceiling. The expenses recorded by the Company related to these defined contribution schemes were RMB5,029, RMB4,884, and RMB3,549 for the years ended December 31, 2007, 2008, and 2009, respectively.
In addition, the Company is required by law to contribute approximately 10%, 1%, and 1.1% of applicable salaries of certain employees for medical, unemployment benefits, and workers compensation, respectively. The PRC government is directly responsible for the payments of the benefits to these employees. The amounts contributed were RMB3,219, RMB3,299, and RMB2,075 for the years ended December 31, 2007, 2008, and 2009, respectively.
21.	CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION
As stipulated by the relevant laws and regulations in the PRC, the Company’s subsidiaries and VIEs in the PRC are required to maintain a non-distributable statutory surplus reserve. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of profit after taxes as reported in these entities’ statutory financial statements prepared under PRC GAAP. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the general reserve is accumulated to 50% of these entities registered capital, these entities can choose not to provide additional reserves. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and an increase in the registered capital of these entities. Amounts contributed to the statutory reserve were RMB65,736 and RMB75,059 as of December 31, 2008 and 2009, respectively.
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

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 (continued)
(In thousands, except share and per share data)
21.	CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION-continued
RMB905 and RMB9,323 were appropriated from net income to statutory reserves by Ninetown’s subsidiaries in the PRC for the years ended December 31, 2008 and 2009 respectively.
Relevant PRC Statutory laws and regulations permit payments of dividends by Ninetown’s PRC subsidiaries and VIEs only from their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the general reserve requires annual appropriations of 10% of after-tax profit to be set as aside prior to the payment of dividends. As a result of these PRC laws and regulations, the Company’s PRC subsidiary and VIEs are restricted in their abilities to transfer funds to the Company in the form of dividends, loans or advances. Total restricted net assets of the Company’s consolidated PRC subsidiaries and VIEs were RMB540,984 and RMB550,307 as of December 31, 2008 and 2009, respectively.
22.	SUBSEQUENT EVENTS
On February 10, 2010, the Company granted 976,500 options and 585,771 restricted shares under the 2004 Plan, as amended, as well as 2,213,824 restricted shares under the 2006 Plan.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
BALANCE SHEETS
(In thousands, except share and per share data)

	Years Ended December 31,
	2008	2009	2009
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	104,704	134,828	19,752
Investment in available-for-sale securities	—	120,032	17,585
Prepaid expenses and other current assets	818	561	82
Amounts due from subsidiaries	525,631	427,335	62,605

Total current assets	631,153	682,756	100,024
Investments in subsidiaries	281,367	251,732	36,879

TOTAL ASSETS	912,520	934,488	136,903

LIABILITIES AND SHAREHOLDERS’ EQUITY

Option liabilities	—	11,854	1,737
Other payables	4,614	111	17
Amounts due to subsidiaries	7,726	98	13

Total current liabilities	12,340	12,063	1,767

Shareholders’ equity:
Ordinary shares, par value RMB0.027 (HK$0.025) per share:
8,000,000,000 shares authorized; 34,998,020 shares issued and outstanding in 2008 and 35,118,556 shares issued and outstanding in 2009, respectively	926	929	136
Additional paid-in capital	880,581	885,045	129,660
Retained earnings	40,564	41,896	6,138
Accumulated other comprehensive loss	(21,891)	(5,445)	(798)

Total shareholders’ equity	900,180	922,425	135,136

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	912,520	934,488	136,903

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (CONTINUED)
STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Years Ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$

Selling and marketing expenses	—	(2,654)	—	—
General and administrative expenses	(21,682)	(27,030)	(16,506)	(2,420)

Loss from operations	(21,682)	(29,684)	(16,506)	(2,420)
Interest income	2,334	364	15	2
Gain on sales of short-term investments	—	—	28,587	4,188
Change in fair value of marketable options	—	—	27,684	4,056
Other income	—	—	1,804	264

(Loss) income before equity in earnings of subsidiaries	(19,348)	(29,320)	41,584	6,090
Equity in losses of subsidiaries	(211,183)	(140,292)	(40,252)	(5,898)

Net (loss) income	(230,531)	(169,612)	1,332	192

Net (loss) income per share
Basic	(6.59)	(4.85)	0.04	0.01
Diluted	(6.59)	(4.85)	0.04	0.01

Weighted average shares used in computation:
Basic	34,966,830	34,997,505	35,100,194	35,100,194
Diluted	34,966,830	34,997,505	35,100,194	35,100,194

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (CONTINUED)
STATEMENT OF COMPREHENSIVE INCOME
(In thousands, except share and per share data)

	Years Ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Net (loss) income	(230,531)	(169,612)	1,332	192
Foreign currency translation loss	(6,977)	(4,126)	(5)	(1)
Unrealized gain (loss) on available-for-sale securities	2,874	(5,999)	16,451	2,410

Comprehensive (loss) income	(234,634)	(179,737)	17,778	2,601

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)
STATEMENTS OF CHANGES IN EQUITY
(In thousands, except share and per share data)

							Accumulated
						Retained	Other
			Additional			Earnings	Comprehensive
	Ordinary shares		Paid-in	Treasury Shares		(Accumulated	(loss)
	Shares	Amount	Capital	Shares	Amount	Deficit)	Income	Total
		RMB	RMB		RMB	RMB	RMB	RMB
Balance as of January 1, 2007	34,991,834	926	871,642	(47,862)	(1,268)	441,343	(7,663)	1,304,980
Cumulative effect of unrecognized tax benefit on adoption of ASC740	—	—	—	—	—	(636)	—	(636)
Issuance of ADR shares for the exercise of employee share options	—	—	—	47,862	1,268	—	—	1,268
Net loss	—	—	—	—	—	(230,531)	—	(230,531)
Foreign currency translation adjustments	—	—	—	—	—	—	(6,977)	(6,977)
Employee share options compensation	—	—	1,926	—	—	—	—	1,926
Unrealized gain on available-for-sale securities	—	—	—	—	—	—	2,874	2,874

Balance as of December 31, 2007	34,991,834	926	873,568	—	—	210,176	(11,766)	1,072,904
Issuance of ADR shares for the exercise of employee share options	6,186	—	142	—	—	—	—	142
Net loss	—	—	—	—	—	(169,612)	—	(169,612)
Foreign currency translation adjustments	—	—	—	—	—	—	(7,000)	(7,000)
Employee share options compensation	—	—	6,871	—	—	—	—	6,871
Unrealized loss on available-for-sale securities	—	—	—	—	—	—	(3,125)	(3,125)

Balance as of December 31, 2008	34,998,020	926	880,581	—	—	40,564	(21,891)	900,180
Issuance of ADR shares for the exercise of employee share options	120,536	3	(3)	—	—	—	—	—
Net income	—	—	—	—	—	1,332	—	1,332
Foreign currency translation adjustments	—	—	—	—	—	—	(5)	(5)
Employee share options compensation	—	—	4,467	—	—	—	—	4,467
Unrealized loss on available-for-sale securities (net of tax)	—	—	—	—	—	—	16,451	16,451

Balance as of December 31, 2009	35,118,556	929	885,045	—	—	41,896	(5,445)	922,425

		US$136	US$129,660	—	—	US$6,138	(US$798)	US$135,136

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (CONTINUED)
STATEMENTS OF CASH FLOWS
(In thousands, except share and per share data)

	Years Ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net (loss) income	(230,531)	(169,612)	1,332	192
Adjustments to reconcile net loss to net cash used in operating activities:
Equity in earnings of subsidiaries	211,183	140,292	40,252	5,897
Changes in operating assets and liabilities:
Gain from sale of available for sale securities	—	—	(14,461)	(2,118)
Prepaid expenses and other current assets	2,673	6,406	256	38
Other payables	(1,084)	1,508	(4,499)	(659)
Amounts due to subsidiaries	104	7,628	(7,622)	(1,116)
Gain from option liabilities	—	—	(41,810)	(6,125)

Net cash used in operating activities	(17,655)	(13,778)	(26,552)	(3,891)

Cash flows from investing activities:
Purchase of available-for-sale securities	—	—	(271,568)	(39,784)
Proceeds from sales of available-for-sale securities	—	—	177,179	25,957
Proceeds from short sale of options	—	—	73,508	10,769
Cover short or assignment of option liabilities	—	—	(19,835)	(2,907)
(Increase) decrease in amounts due from subsidiaries	(19,462)	88,580	97,548	14,291

Net cash (used in) provided by investing activities	(19,462)	88,580	56,832	8,326
Cash flows from financing activities:
Exercise of share options	1,268	—	—	—

Net cash provided by financing activities	1,268	—	—	—

Effect of exchange rate changes on cash	(4,386)	(3,452)	(156)	(22)

Net (decrease) increase in cash and cash equivalents	(40,235)	71,350	30,124	4,413
Cash and cash equivalents at the beginning of the year	73,589	33,354	104,704	15,339

Cash and cash equivalents at the end of the year	33,354	104,704	134,828	19,752

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (CONTINUED)
Notes to Schedule I:
Basis of preparation
The parent-company condensed financial information of Ninetowns is prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that Ninetowns uses the equity method to account for its investments in subsidiaries.
Amounts due from and due to subsidiaries
Amounts due from subsidiaries represents amounts loaned to subsidiaries for their investments in the Company’s PRC subsidiaries. Amounts due from subsidiaries are non-interest bearing, unsecured and do not have specified payment terms. Amounts due to subsidiaries are payable within one year.
* * * * * * * * *