Form 20-F/A
period 2009-12-31
NINETOWNS INTERNET TECHNOLOGY GROUP CO LTD
filed 2010-08-06
CIK 1285735

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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
Date of event requiring this shell company report _______
For the transition period from                      to
Commission file number ________
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
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

Item 11 Quantitative and Qualitative Disclosures About Market Risk
Item 12. Description of Securities Other than Equity Securities
Item 19. Exhibits
Signatures
Exhibit 4.89
Exhibit 4.91
Exhibit 4.93
Exhibit 4.95
Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 13.2

EXPLANATORY NOTE
This Amendment No. 1 on Form 20-F/A, or Amendment No. 1, amends our annual report on Form 20-F for the year ended December 31, 2009, which was filed with the Securities and Exchange Commission on June 30, 2010. This Amendment No. 1 is being filed to correct certain clerical errors appearing in our 20-F.
Except as described above and reflected in this Amendment No.1, no part of the Registrant’s 20-F filed on June 30, 2010 is being amended, and no part of the Form 20-F/A as re-filed in this Amendment No.1 reflects any event occurring after the filing of the Form 20-F and should not be viewed as updating any information contained therein.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.
Interest rate risk
Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash deposited in banks. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. Our future interest income may fluctuate in line with changes in interest rates. However, the risk associated with fluctuating interest rates is principally confined to our cash deposits and therefore, we believe our exposure to interest rate risk is minimal.
Foreign Exchange Risk
We are exposed to the risk of foreign currency exchange rate fluctuation. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.
We conduct substantially all of our operations through our PRC operating companies, and their financial performance and position are measured in terms of Renminbi. To the extent we hold assets denominated in U.S. dollars through our PRC entities, any further appreciation of the Renminbi against the U.S. dollar could result in a charge to our income statement and a reduction in the RMB value of our U.S. dollar denominated assets.
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
Inflation
According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was 4.8% in 2007, 5.9% in 2008 and (-0.7)% in 2009. It is widely speculated that the change in Consumer Price Index in China would be significant in 2010. For example, the change for the first quarter of 2010 was 2.2%. We have not in the past been materially affected by any such inflation, but we do not know whether we will not be affected in the future.

Item 12. Description of Securities Other than Equity Securities.
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.
D. American Depositary Shares

D3. Fees and Charges Payable by ADR Holders
The following table shows the fees and charges that a holder of our ADRs may have to pay to the depositary, either directly or indirectly:

Category
(as defined by SEC)	Depositary Actions	Associated Fee
(a) Depositing or substituting the underlying shares	Each person to whom ADRs are issued against deposits of Shares, including deposits and issuances in respect of:
•     Share distributions, stock split, rights, merger
•     Exchange of securities or any other transaction or event or other distribution affecting the ADSs or the Deposited Securities
US$5.00 for each 100 ADSs (or portion thereof) evidenced by the new ADRs delivered

(b) Receiving or distributing dividends	Distribution of dividends	US$0.02 or less per ADS (or portion thereof)

(c) Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	US$5.00 for each 100 ADSs (or portion thereof)

(d) Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities	US$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs surrendered

(e) Transferring, splitting or grouping receipts;	Transfers, combining or grouping of depositary receipts	US$1.50 per ADR or ADSs for transfers made

(f) General depositary services, particularly those charged on an annual basis.
•     Other services performed by the depositary in administering the ADRs
•     Provide information about the depositary’s right, if any, to collect fees and charges by offsetting them against dividends received and deposited securities
US$0.02 per ADS (or portion thereof) not more than once each calendar year and payable at the sole discretion of the depositary by billing Holders or by deducting such charge from one or more cash dividends or other cash distributions

(g) Expenses of the depositary	Expenses incurred on behalf of Holders in connection with
•     Compliance with foreign exchange control regulations or any law or regulation relating to foreign investment
•     The depositary’s or its custodian’s compliance with applicable law, rule or regulation
•     Stock transfer or other taxes and other governmental charges
•     Cable, telex, facsimile transmission/delivery
•     Expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency)
•     Any other charge payable by depositary or its agents
Expenses payable at the sole discretion of the depositary by billing Holders or by deducting charges from one or more cash dividends or other cash distributions.

D4. Fees and Other Payment Made by the Depositary to the Registrant
The following table shows the fees and other direct and indirect payments made by the depositary to us:

Category of Expenses	Amount Reimbursed for Fiscal Year Ended December 31, 2009

- *Broker reimbursements	US$10,702

*	Broker reimbursements are fees payable to Broadridge and other service providers for the distribution of hard copy material to beneficial ADR holders in the Depositary Trust Company. Corporate material includes information related to shareholders’ meetings and related voting instruction cards. These fees are SEC approved.
In addition, the depositary has agreed to waive US$100,000 annually for routine program maintenance.
Item 19. Exhibits.
The following exhibits are furnished along with annual report or are incorporated by reference as indicated.

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

Exhibit
Number	Description
4.6*	2006 Share Incentive Plan of Ninetowns Internet Technology Group Company Limited
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

Exhibit
Number	Description
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

Exhibit
Number	Description
4.73*	Shareholders Agreement dated April 26, 2007, among Ixworth Enterprises Limited, Fan Hui Yang, Zhi Sheng Limited and Ample Spring Holdings Limited
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

†4.85*
Translation of Franchise Agreement relating to “iDeclare V5.0” software dated August 1, 2008 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd.

†4.86*
Translation of Franchise Agreement relating to “iDeclare V5.0” software dated August 1, 2008 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Xin He Software Technology Co., Ltd.

†4.87*
Translation of Franchise Agreement relating to “iDeclare V5.0” software dated August 1, 2008 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Guangzhou Ninetowns Wang Li Software Co., Ltd.

†4.88*
Translation of Franchise Agreement relating to “Ninetowns Network Quality Supervision Software v1.0” software dated June 1, 2009 between Beijing Ninetowns Network and Software Co., Ltd. and Beijing Ninetowns Zhi Fang Software and Technology Co., Ltd.

4.89#
Translation of Franchise Agreement relating to “Ninetowns Network Quality Supervision Software v1.0” software dated June 1, 2009 between Beijing Ninetowns Network and Software Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd.

†4.90*
Translation of Franchise Agreement relating to “Ninetowns Network Quality Supervision Software v1.0” software dated June 1, 2009 between Beijing Ninetowns Network and Software Co., Ltd. and Beijing Ninetowns Xin He Software Technology Co., Ltd.

4.91#
Translation of Franchise Agreement relating to “Ninetowns Network Quality Supervision Software v1.0” software dated June 1, 2009 between Beijing Ninetowns Network and Software Co., Ltd. and Guangzhou Ninetowns Wang Li Software Co., Ltd.

Exhibit
Number		Description
†4.92*
Translation of Franchise Agreement relating to “iDeclare V5.0” software dated October 1, 2009 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software and Technology Co., Ltd.

4.93	#
Translation of Franchise Agreement relating to “iDeclare V5.0” software dated October 1, 2009 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd.

†4.94*
Translation of Franchise Agreement relating to “iDeclare V5.0” software dated October 1, 2009 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Xin He Software Technology Co., Ltd.

4.95	#
Translation of Franchise Agreement relating to “iDeclare V5.0” software dated October 1, 2009 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Guangzhou Ninetowns Wang Li Software Co., Ltd.

4.96*		Translation of Lease Agreement relating to warehouse lease dated January 25, 2010 between Beijing Ninetowns Sky Eco-agriculture Co., Ltd. and Beijing Shunfeng Runlin Technology and Trade Co., Ltd.
4.97*		Translation of Sublease Agreement relating to land sublease dated June 29, 2010, between Beijing Ninetowns Sky Eco-Agriculture Co., Ltd. and Beijing Huaixiang Xiandai Agriculture Technology Co., Ltd.
8.1*		Subsidiaries of Ninetowns Internet Technology Group Company Limited
11.1	*
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

12.1		Certification of Chief Executive Officer pursuant to SEC Rule 13a-14(a)
12.2		Certification of Chief Financial Officer pursuant to SEC Rule 13a-14(a)
13.1		Certification of Chief Executive Officer pursuant to SEC Rule 13a-14(b)
13.2		Certification of Chief Financial Officer pursuant to SEC Rule 13a-14(b)
15.1*		Consent of GHP Horwath, P.C.
15.2*		Consent of Conyers Dill & Pearman
15.3*		Consent of Commerce & Finance Law Offices
15.4*		Consent of Deloitte Touche Tohmatsu CPA, Ltd.

*	Previously filed with the relevant Registration Statement on Form F-1, with the relevant Annual Report on Form 20-F or with the relevant Periodic Report on Form 6-K.

†	Certain portions of this Exhibit have been omitted based upon a request for confidential treatment. The omitted portions have been separately submitted to the Securities and Exchange Commission.

#	This Exhibit, which was previously filed is replaced by the Exhibit furnished along with this Amendment No.1.

Signatures
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf on August 6, 2010.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
By:	/s/ Shuang Wang
	Name:	Shuang Wang
	Title:	Chief Executive Officer