Form 20-F
period 2010-12-31
NINETOWNS INTERNET TECHNOLOGY GROUP CO LTD
filed 2011-06-30
CIK 1285735

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________
For the transition period from                      to
Commission file number: 000-51025
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
No.20 Gong Ti East Road, Chaoyang District Beijing 100020, China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

ordinary shares, par value HK$0.025 per share	Nasdaq Global Market
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 35,791,834 ordinary shares, par value HK$0.025 per share as of December 31, 2010
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☑ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☑ No
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

Page

INTRODUCTION

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

PART 1

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	1

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	1

ITEM 3. KEY INFORMATION	1

ITEM 4. INFORMATION ON THE COMPANY	27

ITEM 4A. UNRESOLVED STAFF COMMENTS	56

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	57

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	74

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	86

ITEM 8. FINANCIAL INFORMATION	87

ITEM 9. THE OFFERING AND LISTING	88

ITEM 10. ADDITIONAL INFORMATION	89

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	98

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	98

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	101

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	101

ITEM 15. CONTROLS AND PROCEDURES	101

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	102

ITEM 16B. CODE OF ETHICS	102

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	102

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE	103

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	103

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	103

ITEM 16G. CORPORATE GOVERNANCE	103

PART III

ITEM 17. FINANCIAL STATEMENTS	104

ITEM 18. FINANCIAL STATEMENTS	104

ITEM 19. EXHIBITS	104

SIGNAUTRE

Exhibit 4.48
Exhibit 4.49
Exhibit 4.50
Exhibit 4.51
Exhibit 4.52
Exhibit 4.53
Exhibit 4.54
Exhibit 4.55
Exhibit 4.56
Exhibit 4.57
Exhibit 4.58
Exhibit 4.59
Exhibit 4.60
Exhibit 4.61
Exhibit 4.62
Exhibit 4.63
Exhibit 4.64
Exhibit 4.65
Exhibit 4.66
Exhibit 4.67
Exhibit 4.68
Exhibit 4.69
Exhibit 8.1
Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 13.2
Exhibit 15.1
Exhibit 15.2
Exhibit 15.3

Introduction
This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2008, 2009 and 2010, and as of December 31, 2009 and 2010. References to “2008,” “2009”, “2010” “2011” and “2012” are, where appropriate, references to the years ended or ending December 31, 2008, 2009, 2010, 2011 and 2012, respectively.
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
Cautionary Note Regarding Forward-looking Statements
This annual report contains forward-looking statements that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” or “will,” or the negative of such terms or other comparable terminology. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, among other things, those listed under “Risk factors” beginning on page 4 of this annual report as well as those included elsewhere in this annual report.
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
You should not place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in Item 3 of this annual report, “Key Information — Risk factors.” The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions the forward-looking events discussed in this annual report might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

Item 1.	Identity of Directors, Senior Management and Advisors.
Not applicable.

Item 2.	Offer Statistics and Expected Timetable.
Not applicable.

Item 3.	Key Information.
A. Selected financial data
The following table shows selected consolidated financial information and other data for our business. You should read the following information in conjunction with our financial statements and the accompanying notes and Item 5 of this annual report, “Operating and Financial Review and Prospects.” The statement of operations data and cash flow data for the years ended December 31, 2008, 2009 and 2010, and the balance sheet data as of December 31, 2009 and 2010, are derived from our audited consolidated financial statements and related notes thereto, which are included in this annual report beginning on page F-1. These audited consolidated financial statements and the related notes thereto have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. generally accepted accounting principals, or U.S. GAAP.
The statement of operations data for 2006 and 2007, and the balance sheet data as of December 31, 2006, 2007 and 2008, are derived from our audited consolidated financial statements which have not been included in this annual report.

In thousands, except per share	For the years ended December 31,
and per ADS data	2006	2007	2008	2009	2010	2010(1)
	RMB	RMB	RMB	RMB	RMB	US$
Selected statement of operations data:
Total net revenues:
Enterprise software and related customer maintenance services	116,833	77,327	84,965	58,387	49,650	7,522
Software development services	36,017	25,642	19,458	17,363	23,809	3,607
Computer hardware sales	398	—	—	—	—	—
Food sales and services	—	—	94	3,889	5,448	825

	153,248	102,969	104,517	79,639	78,907	11,954

Cost of revenues:
Enterprise software and related customer maintenance services	—	—	—	—	—	—
Software development services	(16,805)	(17,748)	(12,423)	(11,552)	(10,144)	(1,537)
Computer hardware sales	(134)	—	—	—	—	—
Food sales and services	—	—	(76)	(6,308)	(6,910)	(1,047)

	(16,939)	(17,748)	(12,499)	(17,860)	(17,054)	(2,584)

Gross profit	136,309	85,221	92,018	61,779	61,853	9,370
Operating expenses:
Selling and marketing	(13,604)	(32,379)	(21,942)	(13,771)	(16,663)	(2,525)
General and administrative	(65,928)	(73,636)	(75,523)	(62,030)	(89,531)	(13,565)
Research and development	(29,825)	(25,026)	(18,566)	(17,373)	(15,695)	(2,378)
Allowance for doubtful accounts, net	—	(22,395)	(2,881)	(26,204)	(2,585)	(392)

In thousands, except per share	For the years ended December 31,
and per ADS data	2006	2007	2008	2009	2010	2010(1)
	RMB	RMB	RMB	RMB	RMB	US$
Impairment of goodwill	—	(193,570)	—	—	—	—

Total operating expenses	(109,357)	(347,006)	(118,912)	(119,378)	(124,474)	(18,860)
Government subsidies	705	1,015	—	—	—	—

Income (loss) from operations	27,657	(260,770)	(26,894)	(57,599)	(62,621)	(9,490)
Interest income	19,302	13,885	7,026	4,274	3,686	558
Gain on sales of short-term investments	—	43,546	9,866	35,474	65,146	9,871
Change in fair value of marketable options	—	—	—	27,684	(18,211)	(2,759)
Gain from disposal of investment under cost method	—	—	2,187	—	18,317	2,775
Other income	—	—	358	3,911	7,284	1,104

Income (loss) before income tax and non-controlling interests	46,959	(203,339)	(7,457)	13,744	13,601	2,059
Income tax expense	(1,031)	(3,130)	(836)	(4,100)	(878)	(133)

Income (loss) from continuing operations before non-controlling interests	45,928	(206,469)	(8,293)	9,644	12,723	1,926

Loss from discontinued operations, net of tax	—	(30,115)	(166,802)	(8,401)	(398)	(60)

Net income (loss)	45,928	(236,584)	(175,095)	1,243	12,325	1,866

Attributable to non-controlling interests-discontinued operations	—	6,053	5,483	89	—	—

Attributable to the Company	45,928	(230,531)	(169,612)	1,332	12,325	1,866

Net income (loss) from operations per share
Basic	0.80	(7.46)	(0.77)	(1.64)	(1.75)	(0.27)

Diluted	0.78	(7.46)	(0.77)	(1.64)	(1.68)	(0.25)

Income (loss) from continuing operations per share:
Basic	1.32	(5.90)	(0.24)	0.28	0.35	0.05

Diluted	1.30	(5.90)	(0.24)	0.28	0.34	0.05

Income (loss) from discontinued operations per share:
Basic	—	(0.69)	(4.61)	(0.24)	(0.01)	*

Diluted	—	(0.69)	(4.61)	(0.24)	(0.01)	*

Income (loss) per share and ADS:
Basic	1.32	(6.59)	(4.85)	0.04	0.34	0.05

Diluted	1.30	(6.59)	(4.85)	0.04	0.33	0.05

Selected cash flow data:
Net cash provided by (used in) operating activities	40,832	(2,941)	(33,881)	(26,478)	8,854	1,341
Net cash (used in) provided by investing activities	(176,483)	57,193	(37,366)	(76,858)	21,761	3,298
Net cash provided by financing activities	6,328	1,268	—	—	—	—

In thousands, except share, per	As of December 31,
share and per ADS data	2006	2007	2008	2009	2010	2010(1)
	RMB	RMB	RMB	RMB	RMB	US$

Selected balance sheet data:
Cash and cash equivalent	598,648	649,863	576,642	473,448	500,618	75,851
Restricted cash	—	853	670	790	245	37
Trade receivables, net of allowance for doubtful accounts	47,105	37,446	33,943	18,121	2,042	310
Term deposits	307,209	26,000	28,000	25,000	8,154	1,235
Total assets	1,365,289	1,171,180	953,325	979,591	989,584	149,936
Deferred revenue	26,383	32,472	21,392	10,453	10,699	1,621
Total liabilities	60,309	92,793	53,145	57,255	40,759	6,175
Net Assets	1,304,980	1,078,387	900,180	922,336	948,825	143,761
Total equity of the Company	1,304,980	1,072,904	900,180	922,425	948,825	143,761
Number of ordinary shares outstanding	34,991,834	34,991,834	35,791,834	35,791,834	35,791,834	35,791,834

*	less than US$0.01

(1)	For the convenience of the reader, RMB amounts are expressed in U.S. dollars at the rate of RMB6.60 to US$1.00, the noon buying rate in effect on December 31, 2010 as quoted by the Federal Reserve Bank of New York.

(2)	1,624,276 previously non-vested shares became vested in 2010.

(3)	Certain reclassifications of previous reported amounts have been made to conform to the current period presentation. These reclassifications are primarily due to the presentation of discontinued business-to-business operations and the discontinued catering business.
Exchange rate information
Our business is primarily conducted in China and denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at a specific rate solely for the convenience of the reader. The translation of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.60 to US$1.00, the noon buying rate in effect as of December 31, 2010. We make no representation that any Renminbi amounts could have been, or could be, converted into U.S. dollars at any particular rate, the rates stated below, or at all. In addition, such translations should not be construed to be the amounts that would have been reported under U.S. GAAP. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.
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

	Noon Buying Rate
	Period End	Average (1)	Low	High
	(RMB per US$1.00)

2005	8.0702	8.1936	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April	6.4900	6.5267	6.5477	6.4900
May	6.4920	6.4965	6.5073	6.4913
June (2)	6.4700	6.4785	6.4830	6.4700

(1)	Annual and monthly averages are calculated using the average of the exchange rates on the last day of each month during the relevant period.

(2)	For the period to and including June 17, 2011.

B. Capitalization and indebtedness
Not applicable.
C. Reasons for the offer and use of proceeds
Not applicable.
D. Risk factors
You should carefully consider the risks described below in evaluating our business. If any of the following risks were to occur, our business, results of operations and financial condition could be harmed. In that case, you might lose all or part of your investment in our American depositary shares. You should also refer to the other information set forth in this annual report, including our consolidated financial statements and the related notes and the section entitled “Operating and Financial Review and Prospects.”
Risks related to our business
We currently generate a majority of our total net revenues from either PRC government agencies or in connection with PRC government agency filings, and our failure to maintain a continued working relationship with certain PRC government agencies and, in particular, the PRC Inspections Administration, would result in the reduction or loss of substantially all of our total net revenues.
Sales of our enterprise software and related customer maintenance services and software development services that are either used by the State Administration for Quality Supervision and Inspection and Quarantine of the PRC, or the PRC Inspections Administration, or by regional PRC inspection and quarantine bureaus, have accounted for substantially all of our total net revenues. In the near future, we expect to generate a substantial portion of our total net revenues through (i) sales of enterprise software and related customer maintenance services and (ii) software development services that are used in connection with the PRC Inspections Administration filings. Net revenues from sales of enterprise software and related customer maintenance services for PRC Inspections Administration filings accounted for 81.3%, 73.3% and 62.9% of our total net revenues in 2008, 2009 and 2010, respectively.
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
We generated a significant portion of our total net revenues from the sales of our enterprise software and related customer maintenance services, and the provision of software development services in 2010. Currently, we are in the process of expanding our business focus from the development of software products and the provision of software development services to other potential business ventures, such as consumer goods and real estate. We anticipate that a material portion of our net revenue in the future will be derived from businesses that are not directly related to sales of our enterprise software and related customer maintenance services or the provision of software development services.
From 2006 to 2008, we focused on developing our business-to-business, or B2B, business and strategy. We launched our new B2B vertical search platform, tootoo.com in May 2007 through which we offered our B2B business and services. In March 2009, we announced our decision to wind down our B2B business in light of the recent major changes in the global economic environment.
In 2009, we expanded our research and development initiatives to focus on the development of our business-to-consumer, or B2C, e-commerce platform. In April 2010, we began offering our B2C e-commerce food and household products platform through our web portal. In addition, we focused on guaranteeing delivery of fresh produce from our warehouses directly to our customers located in a particular residential community in Beijing.
In April 2011, we expanded our business to focus on a new strategic initiative to invest in real estate development. We acquired land use rights for undeveloped land in Huainan and Dalian, China. We plan to develop mixed-use real estate projects on such properties.

As our B2C food related and real estate investment businesses are currently under development, we may not successfully introduce either of them as one of our primary businesses. We do not have a significant operating history with respect to our B2C food related business and our real estate development business upon which you can evaluate our business and prospects. Furthermore, as part of our operation and expansion, we need to continue to develop and improve our staff training, financial and management controls and our reporting systems and procedures. We cannot assure you that we will be able to efficiently or effectively manage or grow our new businesses, and any failure to do so may limit our future growth and materially and adversely affect our business, financial condition and results of operations.
Our significant shareholders, related parties and management personnel have potential conflicts of interest with us, which may result in their taking corporate actions which you may not believe to be in your best interests or in the best interests of our company.
As of May 31, 2011, Shuang Wang, our Chief Executive Officer and a director of our company, or Mr. Wang, and Min Dong, our Senior Vice President of Legal Affairs, Administration and Human Resources and the spouse of Mr. Wang, or Ms. Dong, beneficially own 17.13% of our ordinary shares. Mr. Wang and Ms. Dong will have substantial influence over the management and policies of our company and the outcome of most corporate actions. In addition, we understand from publicly available information that Mr. Yong Ping Duan, or Mr. Duan, and Technology Pioneer Corp., or Technology Pioneer, beneficially own 18.23% and 7.91% of our American Depositary Shares, or ADSs, respectively. Mr. Duan and Technology Pioneer will also have substantial influence over the outcome of most corporate actions. As a result, Mr. Wang, Ms. Dong, Mr. Duan and Technology Pioneer have the power to take corporate actions which other shareholders may not believe are in their best interests or in the best interests of our company. There can be no assurance that Mr. Wang, Ms. Dong, Mr. Duan and Technology Pioneer will not cause our company to take such corporate actions.
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
As of May 31, 2011, we have franchise agreements with our four franchisees including (i) Beijing Ninetowns Zhi Fang Software Technology Co., Ltd., or Ninetowns Zhi Fang, (ii) Beijing Ninetowns Xin He Software Technology Co., Ltd., or Ninetowns Xin He, (iii) Guangzhon Ninetowns Wang Li Software Co., Ltd., or Ninetowns Wang Li and (iv) Shenzhen Ninetowns Enke Software Technology Co., Ltd., or Ninetowns Enke, who as a result of their purchases of enterprise software and related customer maintenance services for distribution to end-users, are also four of our largest customers. We currently do not have any distributor.
•	Our net revenues from sales of our enterprise software and related customer maintenance services from Ninetowns Zhi Fang were approximately RMB18.5 million, RMB16.9 million and RMB16.8 million (US$2.5 million), which represented 17.7%, 20.7% and 21.0% of our total net revenues for 2008, 2009 and 2010, respectively.

•	Our net revenues from sales of our enterprise software and related customer maintenance services from Ninetowns Xin He were approximately RMB21.3 million, RMB17.4 million and RMB9.6 million (US$1.5 million), which represented 20.3%, 21.7% and 12.0% of our total net revenues for 2008, 2009 and 2010, respectively.
•	Our net revenues from sales of our enterprise software and related customer maintenance services from Ninetowns Wang Li were approximately RMB12.0 million, RMB9.3 million and RMB7.6 million (US$1.2 million), which represented 11.5%, 11.6% and 9.5% of our total net revenues for 2008, 2009 and 2010, respectively.
•	Our net revenues from sales of our enterprise software and related customer maintenance services from Ninetowns Enke were approximately RMB2.5 million, RMB2.3 million and RMB1.5 million (US$0.2 million) or 2.4%, 2.8% and 1.9% of our total net revenues in 2008, 2009 and 2010, respectively.
To our knowledge, none of our franchisees are PRC government agencies.
In the event one or more of our customers discussed above discontinues their businesses or their dealings with us, and we are unable to find an adequate replacement for such customer in a timely manner, we would suffer a decline in total net revenues and in turn would need to significantly increase our sales and marketing expenditures. Our trade receivables are significant and if customers fail to pay amounts owed, our profitability and financial position could decline.
As of December 31, 2010, our total net trade receivables amounted to approximately RMB2.0 million (US$0.3 million), which represented approximately 0.3% of our total current assets. As of December 31, 2010, we had an allowance for doubtful debts of approximately RMB34.0 million (US$5.2 million). If any of our franchisees or any of our other customers fails to pay, or delays payment on, all or part of these receivables, we would be required to make additional allowances for doubtful debts and our profitability and financial position could be affected.
In June 2011, we entered into certain debt repayment agreements with Ninetowns Zhi Fang, Ninetowns Xi He and Ninetowns Wang Li, or the Debt Repayment Agreements, pursuant to which:
•	We waived certain due and unpaid receivables from Ninetowns Zhi Fang in the amount of RMB8.77 million (US$1.32 million). Ninetowns Zhi Fang agreed to pay certain other due and unpaid receivables in the amount of RMB3.4 million (US$515,000) to us by December 31, 2012, with 50% of such amount due by December 31, 2011 and the remaining 50% due by December 31, 2012.
•	We waived certain due and unpaid receivables from Ninetowns Xin He in the amount of RMB6.46 million (US$979,000). Ninetowns Xin He agreed to pay certain other outstanding due and unpaid receivable in the amount of RMB3.6 million (US$545,000) to us by December 31, 2012, with 50% of such amount due by December 31, 2011 and the remaining 50% due by December 31, 2012.
•	We waived certain due and unpaid receivables from Ninetowns Wang Li in the amount of RMB7.55 million (US$1.14 million). Ninetowns Wang Li agreed to pay certain other outstanding due and unpaid receivable in the amount of RMB2.5 million (US$379,000) to us by December 31, 2012, with 50% of such amount due by December 31, 2011 and the remaining 50% due by December 31, 2012.
The receivables we waived pursuant to the Debt Repayment Agreements had been fully provided for in our bad debt allowance in our financial statements.
Our existing major shareholders have substantial control over us and could delay or prevent a change in corporate control, which could in turn reduce the market price of your ADSs.
Our executive officers, directors and shareholders with 5.0% or more shareholding of our company and their affiliates beneficially own approximately 53.94% of our outstanding ordinary shares. Such concentration of ownership might have the effect of delaying or preventing a change in control of our company which could in turn reduce the market price of our ADSs and the voting and other rights of our other shareholders.
Our failure to market our customer maintenance services to our existing users could impair our planned revenue growth.
We offer one year of customer maintenance services with our iDeclare.CIQ basic package, and charge a fee of RMB1,500 per licensee for customer maintenance services each year thereafter. In 2010, we offered customer maintenance service contracts to approximately 16,700 users, so that approximately 11.7% of the total number of users due for a maintenance contract renewal in 2010 paid for the renewal. However, we believe that not all of our users and potential users were accustomed to being charged for this type of service. In 2010, we recognized approximately RMB45.0 million (US$6.8 million) from the provision of customer maintenance services, including the fees we collected from the Pay-Per-Transaction users.

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
Sales of iDeclare.CIQ and related customer maintenance services accounted for approximately 81.3%, 73.3% and 62.9% of our total net revenues in 2008, 2009 and 2010, respectively. Any of the following events could materially reduce our total net revenues.
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
In February 2006, the PRC Inspections Administration promoted and distributed a software product that has certain basic functionalities similar to our iDeclare.CIQ, free-of-charge to end-users. In 2010, the number of small and medium size export enterprises operating in China continued to decrease despite the continued growth of China’s economy. Small and medium size export enterprises are our primary target customers for iDeclare.CIQ. The decrease in the number of small and medium size export enterprises coupled with competition from the free software caused our sales of iDeclare.CIQ to continue to decline significantly. We sold, together with our franchisees, approximately 2,900, 1,460 and 1,140 software packages of iDeclare.CIQ during the year of 2008, 2009 and 2010, respectively.
A significant portion of our profits are derived from non-operating income. We cannot guarantee the sustainability of our non-operating income and our financial conditions may be adversely affected if our non-operating income decreases.
We received a significant amount of income from our investment activities in 2010, including trading publicly-listed securities in China’s A-Share stock markets and investment in equity securities and call and put options in the U.S. capital markets. We generated approximately RMB9.9 million, RMB35.5 million and RMB65.1 million (US$9.9 million) of gains on sales of short term investments in 2008, 2009, 2010, respectively. We do not have professional investment expertise or employ professional investment personnel. The success of our investments depends on the factors that are not entirely within our control, including the performances and volatility of stock markets in China and U.S. Therefore, we cannot guarantee the sustainability of our gains on sales of short term investments. Should we lose money in our investment activities, our financial conditions may be significantly and adversely affected.

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
In 2009, we expanded our research and development initiatives to focus on the development of our B2C e-commerce platform. In April 2010, we began initially offering our B2C e-commerce food and household products platform through our web portal, www.tootoo.cn. In April 2011, we acquired certain land use rights in China and we intend to develop real estate projects in Huainan and Dalian, China.
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
Our success depends on our ability to attract, retain, train and motivate highly skilled employees, including experienced software engineers, technical personnel and sales and marketing personnel, all of whom are in great demand in China. In particular, we depend on software engineers who have expertise and experience in creating enterprise software for international trade enterprises as well as providing software development services to PRC government agencies. We also need to hire additional employees who are experienced in the B2C food related and real estate development businesses. We may not be able to attract or retain the key personnel that we need to achieve our business objectives. At times our ability to find and train new employees who have the requisite business experience may not meet the growing demands of our business. As the PRC economy continues to develop, demand for personnel with the skills that we require is expected to increase, which could raise our costs or make it impracticable for us to hire skilled or experienced personnel. Certain of our senior software engineers, technical officers or staff members are not bound by non-competition agreements and those who are not bound could decide to resign or work for our competitors at any time without any contractual restriction. The departure of any of these personnel could have a material adverse effect on our ability to create enterprise software for international trade enterprises, provide software development services to PRC government agencies or develop and expand our business.
If we continue to grant employee share options and other share-based compensation in the future, our net income could be materially and adversely affected.
We have the 2003 Plan, the Amended and Restated 2004 Plan, and the 2006 Share Incentive Plan, or collectively, the Plans. As of December 31, 2010, we granted options under the Plans with the right to purchase a total of 6,185,469 ordinary shares and we granted 3,259,979 non-vested shares, of which 1,209,305 unexercised options and 43,978 unvested non-vested shares had been returned to the pool of our share-based awards as a result of resignation from employment by former employees.
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
Our failure to adequately manage our business expansion could result in deterioration in our results of operations and financial condition.
Our plans for expansion into new business opportunities are likely to continue to place a significant strain on our managerial, operational, financial and other resources. Our future success depends, in part, upon the ability of our senior management to manage our business expansion effectively. Such effective management requires us to implement additional management information systems, to develop further our operating, administrative, financial and accounting systems and controls and to maintain close coordination among our software design, software coding, accounting, finance, marketing, sales and operations organizations. Any failure to implement or improve systems or controls to manage our business expansion effectively could result in a deterioration in our results of operations and financial condition.

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
We receive from the PRC government a 14.0% rebate for value added tax on sales of software and software-related services, or VAT rebate. For our B2C food related business, the revenue from our self-grown goods is exempt from VAT. We cannot assure you that we will continue to enjoy this preferential tax treatment in the future, either due to a change in the PRC government’s tax policies or because a subsidiary or variable interest entity, or VIE, fails to satisfy the financial and operational criteria necessary to maintain its eligibility for such preferential tax treatment. Any reduction in our preferential tax treatment could materially reduce our net income.
On March 16, 2007, the National People’s Congress adopted the 2008 PRC Enterprise Income Tax Law, or the New Income Tax Law, which went into effect on January 1, 2008. The New Income Tax Law imposes a unified income tax rate of 25% for domestic and foreign enterprises. New and High Technology Enterprise will enjoy a favorable tax rate of 15%. The New Income Tax Law also provides a five-year transitional period for those enterprises established before March 16, 2007, which enjoy a favorable income tax rate less than 25% under the previous income tax laws, to gradually change their rates to 25%. In addition, the New Income Tax Law provides grandfather treatment for enterprises which were qualified as “New and High Technology Enterprises” under the previous income tax laws and were established before March 16, 2007, if they continue to meet the criteria for New and High Technology Enterprises after January 1, 2008.
The New and High Technology Enterprise status allows qualifying enterprises to be eligible for a preferential 15% tax rate for three years. At the conclusion of the three year period, the qualifying enterprise has the option to renew its New and High Technology Enterprise status for an additional three years if such enterprise’s business operations continue to qualify for New and High Technology Enterprise status. At the conclusion of the renewed period, the enterprise would have to go through a new application process to renew its New and High Technology Enterprise status. As of December 2010, we received certifications of New and High Technology Enterprise status for Beijing Ninetowns Ports Software and Technology Co., Ltd., or Ninetowns Ports, and Guangdong Ninetowns Technology Co., Ltd., or Guangdong Ninetowns, which qualify them for the preferential 15% tax rate for tax year 2010.
Under the New Income Tax Law, if the PRC subsidiaries and the VIE wish to qualify for a preferential rate for years commencing on or after January 1, 2008, they need to qualify as a “High and New Technology Enterprise Strongly Supported by the State” under the new rules. Until the PRC subsidiaries and the VIE receive official approval for this new status, they are subject to the statutory 25% tax rate. As the New Income Tax Law and its implementation rules only recently went into effect, there are uncertainties on their future interpretation and implementation.
Furthermore, under the New Income Tax Law, a “resident enterprise”, which includes an enterprise established outside of the PRC with management located in the PRC, is subject to PRC income tax. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed a resident enterprise, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

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
We are a holding company incorporated in the Cayman Islands, which indirectly holds, through New Take Limited., or New Take and Shielder Limited., or Shielder, which are Hong Kong companies, our equity interest in our PRC subsidiaries. The New EIT Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, is normally subject to PRC withholding tax at a rate of 10.0%, unless there are applicable treaties that reduce such rate. Under a special arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5.0% if a Hong Kong resident enterprise owns over 25.0% of the PRC company distributing the dividends. As New Take and Shielder, are Hong Kong companies and own 90.0% of Beijing New Take Electronic Commerce Limited, or Beijing New Take, and Beijing Ninetowns Times Electronic Commerce Limited, or Ninetowns Times, respectively, dividends that Beijing New Take and Ninetowns Times pay New Take and Shielder, respectively, are subject to a withholding tax at the rate of 5.0%, provided that New Take and Shielder and our company are not considered to be PRC tax resident enterprises. Furthermore, according to the Circular regarding the Implementation of Dividend-related Provisions in the Tax Treaty issued by the State Administration of Taxation on February 22, 2009, if the main purpose of an offshore arrangement is to obtain a preferential tax treatment, the PRC tax authorities have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entity. As New Take and Shielder are intermediate holding companies and not engaged in any commercial activities in Hong Kong, the tax authorities may regard the main purpose of New Take and Shielder as obtaining a lower withholding tax rate of 5.0%. As a result, the tax authorities could levy a higher withholding tax rate to dividends received by New Take and Shielder from Beijing New Take and Ninetowns Times.
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
The Chinese tax authorities have clarified that distributions made out of pre-January 1, 2008 retained earnings is not subject to the withholding tax. Tax expense for the year ended December 31, 2009 includes an estimated withholding tax related to dividends in excess of pre-January 1, 2008 retained earnings paid by our Chinese subsidiaries to our overseas holding companies.
Additionally, under the New EIT Law, enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC are considered resident enterprises and is generally subject to the enterprise income tax, or EIT, at the rate of 25.0% on its global income. However, the New Income Tax Law does not define the term “de facto management bodies.” Under the implementation rules to the Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and other assets of an enterprise. In addition, the tax circular mentioned above details that certain Chinese-invested enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Certain members of our board of directors and our management are currently located in the PRC and if they remain located in the PRC after the effective date of the New EIT Law, we may be considered to be a resident enterprise and therefore may be subject to the EIT at the rate of 25.0% on our global income in the PRC.

Changes in PRC policies on dividend distribution may materially and adversely affect our business and results of operations and dividends payable by us to our foreign investors.
Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income signed on August 21, 2006, or the Hong Kong Tax Treaty, a company incorporated in Hong Kong, such as our subsidiaries New Take and Shielder, are subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiaries if it holds a 25% or more interest in that particular PRC subsidiary at the time of the distribution, or 10% if it holds less than a 25% interest in that subsidiary. In addition, the PRC State Administration of Taxation promulgated the Administrative Measures for Non-resident Enterprises to Enjoy Treatments under Tax Treaties (for Trial Implementation) on October 27, 2009, or Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-the-form” principle to determine whether or not to grant tax treaty benefits. It is unclear at this early stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiary. It is possible however, that under Circular 601, our subsidiaries New Take and Shielder would not be considered as the “beneficial owner” of any such dividends, and that such dividends would as a result be subject to income tax withholding at the rate of 10% rather than the favorable 5% rate applicable under the Hong Kong Tax Treaty.
If our currently available tax benefits relating to the withholding income tax on the dividends received from New Take and Shielder become unavailable as a result of the changes in the tax arrangement between the PRC and Hong Kong as mentioned above or for any other reason, our financial condition and results of operations could be adversely affected.
It is likely that we would be considered a passive foreign investment company for 2010, which could lead to additional taxes for U.S. holders of ADSs.
Special U.S. federal income tax rules apply to U.S. holders of shares of a non-U.S. corporation that is classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. The determination of our PFIC status principally depends upon the composition of our assets, including goodwill, and the amount and nature of our income, from time to time. The amount of goodwill depends in part on the market value of our ADSs or ordinary shares, which may be especially volatile in a technology-related enterprise. We have limited control over these variables. Accordingly, there can be no assurance that we would not be considered a PFIC for any taxable year.
It is likely that we would be classified as a PFIC for 2010. As a result, U.S. holders of shares may be subject to United States federal income tax consequences that are less favorable than those that would apply if we were not a PFIC.
For example, gain from the sale of our shares may be ineligible for preferential capital gains rates and may be subject to an interest charge. Please see Item 10 of this annual report, “Additional Information — Taxation — United States federal income taxation.”
The success of our B2C food related business depends on our ability to identify and respond to constantly changing consumer preferences.
The e-commerce and retail industries are subject to changing consumer preferences. Consequently, we must stay abreast of emerging lifestyles and consumer trends, and anticipate trends that appeal to existing and potential customers. Shifts in consumer preferences or eating habits away from organic food products may materially affect our business if we do not adjust our product offerings promptly and appropriately. In addition, our continued success depends, in general, on the economic conditions, disposable income and consumer confidence in the areas in which we sell our products, all of which can affect discretionary consumer spending. Adverse changes in these factors would reduce our total net revenues from our B2C food related business and limit our pricing, which will reduce our profitability.

We may fail to obtain, or may experience material delays in obtaining or renewing, necessary qualification certificates and government approvals for our real estate development operations, which will adversely affect our business.
The real estate industry in China is highly regulated. Real estate developers in China must abide by various laws and regulations, including implementation rules promulgated by local governments to enforce these laws and regulations. As a precondition to engaging in real estate development in China, a property developer must obtain a qualification certificate and renew it on an annual basis unless the rules and regulations allow for a longer renewal period. According to the current PRC regulations on qualification of property developers, a newly established property developer must first apply for a provisional qualification certificate with a one-year validity, which can be extended for a maximum of two years. If the newly established property developer fails to commence a property development project within the one-year period when the provisional qualification certificate is in effect, it will not be allowed to extend its provisional qualification certificate. More established property developers must also apply for renewal of their qualification certificates on an annual basis. It is mandatory under government regulations that developers fulfill all statutory requirements before obtaining or renewing their qualification certificates. We may not be able to obtain the qualification certificates in a timely manner, or at all, as and when they become due to expire. If we do not possess valid qualification certificates, the government may refuse to issue pre-sale and other permits necessary for our property development business. In addition, the government may impose a penalty on us and our project companies for failure to comply with the relevant licensing requirements. If we are unable to meet the relevant requirements, and therefore are unable to obtain or renew the qualification certificates or pass the annual verification, our future business and financial condition could be materially and adversely affected.
We develop our real estate projects through project companies. These project companies must also hold valid qualification certificates to be able to conduct their businesses. As of June 15, 2011, Beijing Ninetowns Software Co., Ltd., or Ninetowns Software, has obtained the Provisional Qualification Certificate; and Beijing Ninetowns Suitable Estate Co., Ltd., Huainan Ninetowns Suitable Estate Co., Ltd., Huainan Huacheng Estate Co., Ltd. and Dalian Aviation Changzheng Technology Development Co., Ltd. are in the progress of applying for qualification certificates. We cannot assure you that our project companies will be able to obtain, extend or renew the qualification certificates. If our project companies do not possess valid qualification certificates, the PRC Government may refuse to issue pre-sale and other permits necessary for our property development business. In addition, the PRC Government may impose a penalty on us and our project companies for failure to comply with the licensing requirements. The occurrence of any of the above events may have a material adverse effect on our future business, financial condition and operating results.
Before commencing, and during the course of, the development of a project, we also need to apply for various licenses, permits, certificates and approvals, including land use rights certificates, construction site planning permits, construction work planning permits, construction permits, pre-sale permits and completion acceptance certificates. We need to satisfy various requirements to obtain these certificates and permits. To date, we are still in the process of applying for these certificates and permits, and we cannot guarantee that we will not encounter serious delays or difficulties in this process. In the event that we fail to obtain the necessary certificates and permits for any of our projects, or a serious delay occurs, we may not be able to maintain our development schedule and our future business and cash flows may be adversely affected. We may also be forced to forfeit land to the government if we fail to comply with statutory development deadlines imposed under land grants or the terms of the land use rights grant contracts.
We may be required to vacate our principal offices as a result of a third-party lawsuit against the developer of our principal offices.
We signed a Pre-sale Contract for Commodity House in Beijing Municipality with Beijing Hengfu Square Development Company Limited, or Hengfu, to purchase a total of 7,992 square meters in Capital A Partners, which is where our principal offices are located. As of June 26, 2011, we have not obtained the ownership certificate of our principal offices as a result of a third-party lawsuit against Capital A Partners’ developer.
We were recently notified that Hengfu was sued by an un-related third party for Hengfu’s alleged failure to pay certain debts owed to such third party. We understand that in January 2010, the Beijing First Intermediate People’s Court, or the Court, promulgated a public order to seize Capital A Partners. As a result of such lawsuit and seizure, the Court may require us to vacate our principal offices so that the Court can order the sale of Capital A Partners. Even though we believe that the likelihood of the Court’s sale of Capital A Partners is remote, we may have to relocate our principal offices if the Court does sell Capital A Partners, which may affect our business.
Risks related to our industry
The software industry is subject to rapid changes in technology and our failure to develop and introduce new enterprise software could reduce our market competitiveness and ability to generate revenues.
The software industry is characterized by rapid technological changes and evolving customer, industry and government standards. Our future success depends, to a large extent, on our ability to keep pace with technological advances in a timely and cost-effective manner by improving our existing enterprise software or developing new enterprise software that addresses changing customer requirements. Our development of new enterprise software or the enhancement of our existing enterprise software entails substantial investments in research and development, which we expect to fund with our cash flow from operations and our available cash. Nevertheless, there can be no assurance that our research and development efforts will result in the successful introduction of new enterprise software or the enhancement of our existing enterprise software, nor that any of such new or enhanced enterprise software will be accepted by the market. The success of our new enterprise software is dependent on several factors, including differentiation of our enterprise software from products of our competitors and market acceptance. There can be no assurance that we will be successful in developing and marketing new enterprise software that responds to competitive and technological developments and changing customer needs.
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
The PRC real estate market is volatile as it continues to evolve. We operate subject to the risks associated with the PRC real estate industry. We cannot guarantee that our real estate business will generate significant total net revenues or be profitable.
The real estate market in the PRC is subject to social, political, economic, legal and other factors as it continues to evolve. The lack of a mature and active secondary market for private properties and the limited amount of mortgage loans available to individuals are examples of factors that inhibit demand for residential properties. We believe that the real estate development business depends on the growth of the urban middle and upper middle classes in the PRC. A significant downturn in the PRC economy could adversely affect such demand, as well as the demand for the retail, office and residential properties we plan to develop.
The PRC property market is volatile and may experience undersupply or oversupply and property price fluctuations. The central and local governments frequently adjust monetary and other economic policies to prevent and curtail the overheating of the economy. Such policies may lead to changes in market conditions, including price instability and imbalance of supply and demand in respect of office, residential, retail, entertainment and cultural properties.

The process of acquiring development and land use rights and developing land involves significant risks as we may be required to commit material financial and managerial resources in acquiring such rights and in constructing the property development infrastructure, which generally takes several years, before the property development project generates any revenue. Similarly, we may pre-sell or sell developed properties at below expected sales prices and may experience delays in selling developed properties due to, among other things, the supply and demand of comparable properties and the cyclical nature of the property industry in the PRC. We may need to delay or change the structure of property developments after we have begun to explore them and may lose deposits paid to participate in the land tender process or fail to recover expenses and construction costs already incurred. We may even be required to pay penalties and/or compensation to the government authorities and purchasers as a result.
Furthermore, any of our anticipated development projects may become unprofitable if we incur additional construction and other development costs due to increases in interest rates or material, labor or other costs over and above the market price at which we are able to sell our property projects and pass on such cost increases to our customers. We may fail to complete the construction of a property on schedule or at all, due to a variety of factors including shortages of materials, equipments, technical skills and labor, adverse weather conditions, natural disasters, labor disputes, disputes with contractors, accidents, changes in the PRC government’s policies, changes in market conditions and delays in obtaining the requisite licenses, permits and approvals from the relevant authorities, which may adversely affect our ability to generate total net revenues or the profitability of our real estate business.
There is fierce competition among real estate developers for land and property. If we fail to compete effectively against our competitors, our future business and financial position may be adversely affected. A large number of property developers including overseas and leading Hong Kong property developers have been undertaking property development and investment projects in the PRC for many years. As we grow our business lines to include real estate development business, we may compete with large real estate developers for the acquisition of land and property investment opportunities.
In April 2004, the PRC Government imposed a six-month moratorium on conversion of agricultural land into construction land for non-agricultural purposes to help reduce land supply and thereby prevent overheating of the PRC property market. In June 2004, the PRC Government issued further policies with the objective of reducing the number of property projects that involve redevelopment or relocation of existing residents. In March 2005, the PRC Government issued a regulation to help stabilize housing prices and to reinforce the administration of land supply. In November 2009, the PRC Government circulated a supplement to the Catalogue of Construction Project Restricted and Prohibited of 2006 version, which sets forth a ceiling for the size of land that may be granted by a local government. In March 2010, the PRC government carried out policies to reinforce the control and supervision over the land supply and in September of the same year, the PRC government issued another policy to propel the enforcement of the policy of March 2010. These policies contributed to an increase in competition for land among real estate developers.
Competition among property developers may result in increased costs for acquiring land for development, increased costs for raw materials, shortages of skilled contractors, oversupply of properties, decrease in property prices in certain parts of the PRC, a slowdown in the rate at which new property developments will be approved and/or reviewed by the relevant government authorities and increases in administrative costs for hiring or retaining qualified personnel, any of which may adversely affect our business and financial position. Our competitors will likely have greater financial resources than are available to us, as well as greater economies of scale and broader brand recognition and may therefore be in a better position than us in acquiring land. If we fail to compete effectively as our competitors, our future business and financial position may be adversely affected.
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
We conduct our business entirely through our operating subsidiaries and certain VIE incorporated in China. Our subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters. However, these laws, regulations and legal requirements are relatively new and are evolving rapidly, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to foreign investors and entities, including you and us, such as the right of foreign-invested enterprises to hold licenses and permits such as customs-related business licenses and permits, software licenses and licenses and approvals necessary to provide services to government enterprises. As the PRC legal system matures, changes in its legislation or interpretation of its legislation may adversely affect our ability to provide our products and services in China.

If the PRC government determines that the VIE structure for operating our business does not comply with PRC government restrictions on foreign investment in the telecommunications industry, we could face severe penalties.
Various regulations in China currently restrict or prevent foreign-invested entities from engaging in the telecommunications services, including Internet-related businesses such as B2B and B2C e-commerce. Because of these restrictions, our B2B operations in the PRC have been conducted through our VIE, Beijing Ronghe Tongshang Network Technology Limited, or Ronghe Tongshang, which is a PRC company that is effectively controlled by our subsidiary, Beijing Ninetowns Suitable Estate Co., Ltd., formerly known as Beijing Ninetowns Network and Software Co., Ltd., or Ninetowns Suitable Estate, through a series of contractual arrangements.
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
In the opinion of our PRC counsel, Commerce & Finance Law Offices, (i) the ownership structure and the business and operation model of each of Ninetowns Suitable Estate and our VIE are in compliance with applicable PRC laws and regulations in all material aspects, and (ii) each contract that Ninetowns Suitable Estate entered into with our VIE and its shareholders is valid and binding, and will not result in any violation of PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the MIIT circular discussed above. Accordingly, we cannot assure you that the PRC regulatory authorities will ultimately take a view that is consistent with the opinion of our PRC counsel.
If we are found to be in violation of any existing or future PRC laws or regulations, including the MIIT circular, the relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income, revoking Ronghe Tongshang’s business or operating licenses, requiring us to restructure the relevant ownership structure or operations, and requiring us to discontinue all or any portion of our related operations. Any of these actions could cause significant disruption to our business operations.
Ninetowns Suitable Estate’s contractual arrangements with Ronghe Tongshang and its shareholders may not be as effective in providing control over them and such shareholders may have potential conflicts of interest with us.
We do not have ownership interest in our VIE and we conduct substantially all of our B2C e-commerce operations through contractual arrangements that Ninetowns Suitable Estate entered into with Ronghe Tongshang and its shareholders. Such contractual arrangements are designed to provide us with effective control over our VIE. We depend on our VIE to hold and maintain certain licenses necessary for our B2C e-commerce businesses. Our VIE also owns all of the necessary intellectual properties, facilities, employees and other assets relating to the operation of our B2C e-commerce business.

Contractual arrangements may not be as effective in providing us with control over our VIE as direct ownership. If we had direct ownership of our VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIE, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. Due to our VIE structure, we have to rely on contractual rights to effect control and management of our VIE, which exposes us to the risk of potential breach of contract by the shareholders of our VIE. In addition, as our VIE is jointly owned by its shareholders, it may be difficult for us to change our corporate structure if such shareholders refuse to cooperate with us.
The shareholders of our VIE may breach, or cause our VIE to breach, the contracts for a number of reasons. For example, their interests as shareholders of our VIE and the interests of our company may conflict and we may fail to resolve such conflicts; the shareholders may believe that breaching the contracts will lead to greater economic benefit for them; or the shareholders may otherwise act in bad faith. If any of the foregoing were to happen, we may have to rely on legal or arbitral proceedings to enforce our contractual rights, including specific performance or injunctive relief, and claiming damages. Such arbitral and legal proceedings may cost us substantial financial and other resources, and result in disruption of our business, and we cannot assure you that the outcome will be in our favor.
In addition, as all of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce these contractual arrangements. Furthermore, these contracts may not be enforceable in China if PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our VIE, and our ability to conduct our business may be materially and adversely affected.
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
As the telecommunications industry is at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that arise. In addition, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the telecommunications industry. We cannot assure you that we could obtain timely, or at all, required licenses or any other new license required in the future. We cannot assure you that we will not be found in violation of any current PRC laws or regulations should their interpretations change, or that we will not be found in violation of any future PRC laws or regulations.
Landlords for some of our leased properties may not possess valid title to their properties and we could be forced to vacate such properties should their title be challenged.
PRC law requires that lessors of properties possess title certificates to the leased properties. We currently have approximately two leases for properties that we use as employee housing or as our offices for technical support centers in Guangdong Province, China. None of the lessors can provide copies of their title certificates to us. If there are disputes over the ownership of any of these leased properties for which the lessors do not possess title certificates, our leases may be deemed invalid by the PRC courts and we may be forced to vacate these properties.

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
The value of our ordinary shares and our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and if the Renminbi appreciates against the U.S. dollar at that time, our financial condition and the price of our ordinary shares and our ADSs may be adversely affected. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our ordinary shares or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries and VIE in China would be reduced.
The value of your investment in our ADSs may fluctuate with the foreign exchange rate between the U.S. dollar and the Renminbi, because the value of our business is largely denominated in Renminbi, while our ADSs are traded in U.S. dollars.

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
A number of terms and provision in Notice 75 remain unclear. Because of uncertainty over how Notice 75 will be interpreted and implemented, we cannot predict how it will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries’ or VIE’s ability to conduct foreign exchange activities, such as remitting dividends and foreign-currency denominated borrowings, may be subject to compliance with Notice 75 requirements by our PRC resident shareholders. Despite our efforts to fully comply with the SAFE regulations, we cannot assure you that we will obtain, or receive waivers from, any necessary approvals or not be found in violation of the SAFE regulations or any other related foreign exchange regulations. In particular, we cannot assure you that we will be able to cause all our present or prospective PRC resident shareholders to comply with all SAFE regulations. A failure by our PRC resident shareholders to comply with Notice 75 or our inability to secure required approvals or registrations may subject us to fines or legal sanctions, limit our subsidiaries’ ability to make distributions or pay dividends, restrict our overseas or cross-border investment activities or affect our ownership structure, any of which could affect our business and prospects.
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
Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the statutory general reserve fund, which requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends until the cumulative amount of such reserves reaches 50% of its registered capital. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances. The restricted portion amounted to approximately 58.4% of our total consolidated net assets as of December 31, 2010.
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
The rights of shareholders and the responsibilities of management, members of the board of directors and controlling shareholders under Cayman Islands law, such as in the areas of fiduciary duties, are different from those applicable to a company incorporated in a jurisdiction of the United States. For example, the Cayman Islands courts are unlikely:
•	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and
•	in original actions brought in the Cayman Islands, to impose liabilities against us based on certain civil liability provisions of U.S. securities laws.
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
We are incorporated in the Cayman Islands, and we conduct substantially all of our operations through our operating subsidiaries and VIE in China. Most of our directors and officers reside outside of the United States and substantially all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see Item 10 of this annual report, “Additional Information — Taxation — United States federal income taxation — Enforceability of civil liabilities.”
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
We are required to implement additional controls and procedures in finance and accounting systems to satisfy U.S. reporting requirements. Failure to complete the required assessment as to the adequacy of our internal control over financial reporting could result in the loss of confidence in the reliability of such controls, which may adversely affect the trading price of our ADSs.
As a public reporting company, we are required to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission, including expanded disclosures and accelerated reporting requirements. Compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements may increase our costs and require additional management resources. We have recently upgraded and implemented additional controls and procedures in our finance and accounting systems and will need to continue to do so as we grow our business and organization and to satisfy new reporting requirements. If we are unable to complete the required assessment as to the adequacy of our internal control over financial reporting, investors could lose confidence in the reliability of our internal controls over financial reporting, which could adversely affect the trading price of our ADSs.
Our management has determined that our internal control over financial reporting as at December 31, 2010 was effective. However, it is possible that we or our independent registered public accounting firm may identify other significant deficiencies or material weakness in future periods. Such results could cause our investors to lose confidence in the reliability of our internal controls over financial reporting, which could adversely affect the trading price of our ADSs. Furthermore, we anticipate that we will continue to incur increased costs and devote significant management resources to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

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
On May 23, 2008, we established Dongguan Ninetowns Software Technology Co., Ltd., or Dongguan Ninetowns, a PRC company with a registered capital of RMB5 million. Ninetowns Ports and Ninetowns Suitable Estate contributed RMB2 million and RMB3 million in exchange for a 40% and 60% equity interest in Dongguan Ninetowns, respectively.
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
On May 5, 2009, we established Guangdong Nine Masters E-Catering Management Co., Ltd., or Guangdong Nine Masters, a PRC company with a registered capital of RMB50 million. Guangdong Nine Masters is wholly-owned by Ninetowns Software. We terminated its registration with the relevant governmental authorities in September 2010.
On June 9, 2009, we established Shanghai Tootoo Eco-agriculture Co., Ltd, or Shanghai Tootoo, a PRC company with a registered capital of RMB5 million. Shanghai Tootoo is wholly-owned by Sky Eco-agriculture.
On January 5, 2010, we formed China Genotown Development Holding Limited, or Genotown, a British Virgin Islands company. Genotown is wholly owned by Ninetowns Land.
On April 11, 2010, we changed the name of Beijing Ninetowns Network and Software Co., Ltd. to “Beijing Ninetowns Suitable Estate Co., Ltd.”
On August 2, 2010, we terminated a series of contractual agreements which were entered into with Beijing Baichuan Tongda Science and Technology Development Co., Ltd., or Baichuan, in 2007, and Baichuan is no longer our VIE.
On February 24, 2011, Ninetowns Ports acquired 70% of the equity interest in Dalian Aviation Changzheng Technology Development Co., Ltd., or Dalian Changzheng, a limited liability company originally established by Aviation Wanyuan Industry Co., Ltd., or Aviation Wanyuan, in China for RMB117 million (US$18 million). Dalian Changzheng will be included in the consolidated financial statements of the Company in the fiscal year ending December 31, 2011.
On April 11, 2011, Dalian Changzheng acquired the land use right for 20,973 square meters of undeveloped land in Dalian High and New Technology Industry Park from the Dalian Land Resource Bureau for RMB280 million (US$43 million), of which Ninetowns Ports contributed approximately RMB153 million ($23.5 million) and Aviation Wanyuan contributed approximately RMB127 million (US$19.5 million).
On March 10, 2011, we dissolved Shanghai Tootoo.
On March 16, 2011, Huainan Ninetowns Suitable Estate Co., Ltd., or Huainan Suitable Estate, a PRC company with a registered capital of RMB10 million was established. Huainan Suitable Estate is wholly-owned by Beijing Ninetowns Ports.
On March 30, 2011, Huainan Huacheng Estate Co., Ltd., or Huainan Huacheng, a PRC company with a registered capital of RMB8 million was established. Huainan Huacheng is wholly-owned by Huainan Suitable Estate.
On April 7, 2011, Huainan Huacheng acquired the land use right for 141,000 square meters of undeveloped land in Huainan, Anhui Province, China from the Huainan Land Resource Bureau. The total consideration was approximately RMB258 million (US$39 million). Ninetowns intends to develop a mixed-use real estate project tentatively named “Smarter Town” on the land.

On April 22, 2011, Beijing Ronghe Zhihui Network Software Services Co., Ltd., or Beijing Ronghe Zhihui, a PRC company with a registered capital of RMB50 million was established. Beijing Ronghe Zhihui is wholly-owned by Ninetowns Suitable Estate.
In June 2011, we entered into certain debt repayment agreements with Ninetowns Zhi Fang, Ninetowns Xi He and Ninetowns Wang Li, or the Debt Repayment Agreements pursuant to which:
•	We waived certain due and unpaid receivables from Ninetowns Zhi Fang in the amount of RMB8.77 million (US$1.32 million). Ninetowns Zhi Fang agreed to pay certain other due and unpaid receivables in the amount of RMB3.4 million (US$515,000) to us by December 31, 2012, with 50% of such amount due by December 31, 2011 and the remaining 50% due by December 31, 2012.
•	We waived certain due and unpaid receivables from Ninetowns Xin He in the amount of RMB6.46 million (US$979,000). Ninetowns Xin He agreed to pay certain other outstanding due and unpaid receivable in the amount of RMB3.6 million (US$545,000) to us by December 31, 2012, with 50% of such amount due by December 31, 2011 and the remaining 50% due by December 31, 2012.
•	We waived certain due and unpaid receivables from Ninetowns Wang Li in the amount of RMB7.55 million (US$1.14 million). Ninetowns Wang Li agreed to pay certain other outstanding due and unpaid receivable in the amount of RMB2.5 million (US$379,000) to us by December 31, 2012, with 50% of such amount due by December 31, 2011 and the remaining 50% due by December 31, 2012.
The receivables we waived pursuant to the Debt Repayment Agreements had been fully provided in our bad debt allowance in our financial statements.
We conduct our business in China through eleven PRC subsidiaries, namely (i) Beijing New Take, (ii) Ninetowns Times, (iii) Ninetowns Ports, (iv) Guangdong Ninetowns, (v) Ninetowns Suitable Estate, (vi) Dongguan Ninetowns, (vii) Ninetowns Software, (viii) Dalian Changzheng, (ix) Huainan Suitable Estate, (x) Huainan Huacheng Estate, (xi) Beijing Ronghe Zhihui and one VIE, namely Ronghe Tongshang, which we effectively control, through a series of contractual agreements entered into in 2006, 2007 and 2009.
Our principal executive offices are located at 22nd Floor, Building No. 1, Capital A Partners, No. 20 Gongti East Road, Chaoyang District Beijing 100020, People’s Republic of China. Our telephone number in China is (86 10) 65899922. We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent for service of process in the United States.
Our capital expenditures for 2008, 2009 and 2010, which totaled approximately RMB55.7 million, RMB10.8 million and RMB4.9 million (US$0.7 million), respectively, consisted primarily of purchase of property and equipment, as well as acquisition of interests in subsidiaries and other investments. We paid deposits of RMB4.8 million and RMB2.1 million (approximately US$0.3 million) for the acquisition of property and equipment in 2009 and 2010, respectively. We expect to incur capital expenditures in 2011 of approximately RMB3.0 million (US$0.5 million) to purchase equipment and software products to support our new software development projects and development of our new business initiatives and services. We expect to use our cash flow from operations and our available cash to fund such capital expenditures to execute our business strategy.

B. Business overview
Enterprise software and related maintenance services and software development
We are a leading PRC software company that enables enterprises and trade-related PRC government agencies to streamline the import/export process in China; we believe we are a leader in our market based on revenues and market share. We achieve this by leveraging our international trade expertise and our insight into the needs and procedures of trade-related PRC government agencies. To date, we have focused on providing enterprise software and related services for the completion over the Internet of the declaration process. In order to secure our market position, we assisted in designing and building, and continue to help maintain and upgrade, the electronic systems of the PRC Inspections Administration that enable our enterprise software to process electronic declarations over the Internet. We have pioneered the implementation of enterprise software that enables, among other things:
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
The market for our enterprise software relating to the declaration process consists of international trade enterprises in China. According to the PRC Ministry of Commerce, approximately 719,000 foreign-invested companies were approved to do business in China as of April 30, 2011, many of which engage in importing goods into and exporting goods from China, as well as millions of PRC-based companies which do not have foreign investment but which do engage in importing and exporting. Of these companies, in April 30, 2011, only approximately 171,000 engaged in electronic import/export declaration processing. We believe approximately 144,000, or approximately 84.2%, of such users use our enterprise software to complete the declaration process with the PRC Inspections Administration.
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

In May 2007, the PRC Inspections Administration selected our company as one of the winning bidders in connection with the PRC Inspections Administration’s request for proposals for servicing the free import/export e-filing software provided by the PRC Inspections Administration. In 2008, we believe that the PRC Inspections Administration decreased its efforts to promote its free software and we believe there is uncertainty surrounding the PRC Inspections Administration’s future promotional plans for its free software. Our financial outlook from maintenance servicing of the free software product has been negatively impacted for the reasons stated above. As a result, we revised the financial performance assumptions of our business-to-government, or B2G division, which incorporates our enterprise software and related customer maintenance services and software development services reporting units, and re-assessed the goodwill in connection with our pre-IPO acquisitions. Accordingly, we recorded a one-time non-cash goodwill impairment charge of RMB 193.6 million in the fiscal year 2007.
In 2009 and 2010, we derived 73.3% and 62.9% of our total net revenues from sales of enterprise software and related customer maintenance services and 21.9% and 30.2% from software development services. Specifically, we recognized net revenues from sales of our enterprise software and related customer maintenance services of RMB85.0 million, RMB58.4 million and RMB49.7 million (US$7.5 million) in 2008, 2009 and 2010, respectively. We believe there were approximately 140,900, 142,300 and 143,500 licensees of our enterprise software registered on their data exchange platforms as of December 31, 2008, 2009 and 2010, respectively.
B2C e-commerce
In 2009, we expanded our research and development initiatives to focus on development of our B2C e-commerce platform. In April 2010, we began offering our B2C organic food and other household products platform through our web portal, www.tootoo.cn. In addition, we focused on guaranteeing delivery of fresh produce from our warehouses directly to our customers located in a number of residential Communities in Beijing. As our B2C food related business is still under development, it is uncertain whether we will successfully establish it as one of our primary businesses.
We have been offering our “guaranteed fresh” delivery services to a number of residential communities in Beijing. We utilize carefully planned delivery routes and various state-of-the-art refrigeration equipment and specially equipped vehicles to achieve “Unbroken Cold Chain Logistics” for our fresh food delivery service. We are able to efficiently control product storage and movement at a low cost through the use of our proprietary product tracking system, warehouse management system and delivery data management system, all of which are supported by advanced information technology.
Real estate development
In April 2011, we expanded our business to focus on a new strategic initiative to invest in real estate development.
We acquired the land use rights for a plot of undeveloped land located in Huainan, Anhui province of China, which consists of approximately 141,000 square meters. The purchase price was RMB1,830 per square meter, or approximately RMB258 million (US$39 million) in total. We intend to develop a mixed-use real estate project tentatively named “Smarter Town” on such land. We also intend to (i) design, develop, construct, market and sell certain retail and residential units, (ii) design and construct an “Internet of Things” exhibition park, and (iii) design and construct a community hospital on such land.
We also acquired land use rights for two plots of undeveloped land located in Dalian, Liaoning province of China through Dalian Changzheng, our 70% owned newly formed subsidiary, which consists of approximately 20,973 square meters. The purchase price was RMB13,350 per square meter, or approximately RMB280 million (US$43 million) in total. We intend to develop mixed-use real estate projects on such properties.

In 2011, we aim to continue our efforts in expanding our B2C food related business by enhancing our competitive advantages and upgrading our products and services. We plan to leverage our existing quality control related expertise and experience to expand our product offerings as future opportunities present themselves. Specifically, we believe our “Unbroken Cold Chain Logistics” could give us a unique advantage in the e-commerce and service industries due to the superb quality of our products and services. We also intend to participate in additional real estate development projects that involve three product models (i) intelligent residential communities, (ii) smarter senior living communities and (iii) e-commerce bio-system industrial parks, primarily in third-tier and fourth-tier cities in China. We intend to increase our revenues primarily by leveraging and strengthening our market reputation, enhancing value for our clients through broader product offerings and improved customer services, expanding our client base through increased marketing, maintaining our leadership in technical and industry knowledge and pursuing selective strategic acquisitions and investments. However, given the uncertain impact on our business resulting from the distribution and promotion of free software products by the PRC Inspections Administration to end-users and the uncertainties related to expansion into new businesses, we cannot predict the growth in our revenues, if there are any at all.
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
Competitive advantages
We believe we have achieved a leading position in the software industry in China, in part, by establishing the competitive strengths described below:
First to market, setting the industry standard
We assisted in designing and building the electronic infrastructure used by the PRC Inspections Administration to accept and process electronic declarations. We believe our enterprise software for PRC Inspections Administration filings is perceived by our customers and others to be the industry standard in our market because:
•	we helped build the PRC Inspections Administration’s system for accepting and processing electronic declarations,
•	our enterprise software is highly reliable,
•	we believe our enterprise software was the first made available for electronic declaration processing with the PRC Inspections Administration,
•	we believe our enterprise software was the first product endorsed by the PRC Inspections Administration for use in such declarations, and
•	We believe our enterprise software is being used by a significant number of filers making electronic PRC Inspections Administration declarations.
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
Experienced management team with strong product development capabilities
Our management team has significant experience in the enterprise software business. They have extensive knowledge of international trade enterprises, the inner-workings of the PRC Inspections Administration and the rapidly changing PRC trade- related regulations. In addition, our management has been recognized for its expertise in the information technology industry in China. We believe our management team’s (i) close relationship with the PRC Inspections Administration, (ii) deep and broad experience with PRC import/export processes, (iii) knowledge of PRC import/export policies and business requirements and (iv) strong product development capabilities provide us with the ability to develop high-quality software to serve the needs of our markets.

Business strategy
While we regularly review and refine our strategic initiatives for our B2G business, we expect to continue our effort in expanding our B2C food initiative through the development of our B2C e-commerce platform and exploring our real estate development initiative through the development of the real estate projects in Dalian and Huainan. As our B2C food related business and real estate business are at the initial stage, it is uncertain whether we will successfully establish either of them as one of our primary businesses. We have been offering our “guaranteed fresh” delivery services to selected residential community in Beijing. We utilize carefully planned delivery routes and various state-of-the-art refrigeration equipment and specially equipped vehicles to achieve “Unbroken Cold Chain Logistics” for our fresh food delivery service. We are able to efficiently control product storage and movement at a low cost through the use of our warehouse management system and delivery data management system, all of which are supported by our self-designed internal system. We believe China’s rapidly growing e-commerce market will provide us with significant growth opportunities. We also intend to participate in additional real estate development projects that involve three product models (i) intelligent residential communities, (ii) smarter senior living communities and (iii) e-commerce bio-system industrial parks, primarily in third-tier and fourth-tier cities in China. We intend to use our cash flow from operations and our available cash to pursue the following strategies:
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
With respect to our B2C food related business, we expect to focus on the establishment of market reputation and expansion of market penetration by providing high quality products and services.
With respect to our real estate development business, we expect to leverage our experience in the Internet of Things industry in China and our capacity in software and technology development to build our brand as a real estate developer for three types of projects (i) intelligent residential communities, (ii) smarter senior living communities and (iii) e-commerce bio-system industrial parks through focusing on the development of our existing real estate projects and exploring new development opportunities in the future.
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
Expand our client base through increased marketing and broader product offerings
We intend to grow our client base by expanding the use of our franchisees and our own distribution network for marketing and front-line technical support throughout China. In addition, we plan to upgrade all of our existing technical support centers to full- service customer relations management centers. As a result, we do not intend to engage new distributors in the near future. In addition, we intend to develop new products and services which will appeal to international trade enterprises that do not currently use our enterprise software.

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
In 2009, we expanded our research and development initiatives to focus on development of our B2C e-commerce platform and in 2010 we continued expanding our efforts in our B2C food initiatives by enhancing our competitive advantages and upgrading our products and services.
In 2010, we acquired land use rights for certain properties in Huainan and Dalian, China, on which we plan to develop mixed-use real estate projects. We plan to leverage our expertise and experience in the Internet of Things industry in China and integrate this technology into developing mixed-use large-scale real estate projects.
Products and services
In 2009 and 2010, we derived 73.3% and 62.9% of our total net revenues from sales of enterprise software and related customer maintenance services, 21.9% and 30.2% of our total net revenues from the provision of software development services.
The products and services we offered in 2010 included the following:
Enterprise software
We sold two enterprise software products: (i) iDeclare.CIQ and (ii) iQM.
iDeclare.CIQ series
Commercially introduced in August 2000, the iDeclare.CIQ series of products enables international trade enterprises to complete the declaration process electronically over the Internet. We initially offered the iDeclare.CIQ basic package, which included two separate software functions, for a one-time license fee of RMB6,800, including one year of customer maintenance services. In September 2001, we started to offer the current iDeclare.CIQ basic package, which includes six separate software functions, for a one-time license fee of RMB4,500, including one year of basic customer maintenance services. In September 2006, we also developed Ninetowns Network Quality Supervision Software v1.0, the newest version of software in the iDeclare.CIQ series. We charge RMB1,500 for each additional year of customer maintenance services, which includes a number of value-added services in addition to the basic maintenance services, such as site visits to carry out maintenance procedures and automatic updates of software relating to changes in codes associated with goods, countries and regions and changes to import/export regulations. In 2008, 2009 and 2010, we generated RMB79.5 million, RMB57.8 million, and RMB49.6 million (US$7.5 million), respectively, of net revenues from sales of the iDeclare.CIQ basic package and related customer maintenance services (including the per transaction fees as described below), which represented a substantial portion of our net revenues from sales of enterprise software in each of those periods.

Prior to 2008, we provided a Pay-Per-Transaction option to our customers in Dongguan. In 2008, we expanded the Pay-Per Transaction option to various customers in other areas, who did not want to pay the annual maintenance fees. Net revenues from sales of enterprise software included RMB27.0 million, RMB28.7 million, and RMB30.9 million (US$4.7 million) of such per use fees, representing 31.8%, 49.1% and 62.3% of our net revenues for sales of enterprise software in 2008, 2009 and 2010, respectively.
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
Currently, our iQM product series is available only in Guangdong Province, China on a trial basis and the available versions of our products are industry-specific, ranging from toys and food processing, aquatic and livestock breeding and vegetation planting. We recognized RMB5.5 million, RMB0.6 million and RMB0.1 million (US$15,152) in net revenues from sales of iQM and related software maintenance services in 2008, 2009 and 2010, respectively. As of March 31, 2011, we had approximately 1,000 enterprise customers who use our iQM product series. In the short term, we do not expect any significant change in net revenue from sale of iQM and will maintain services to existing customers.
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
Businesses under development
B2C food related Business
In April 2010, we began offering our platform of B2C organic food and other household products through our web portal, www.tootoo.cn. Our B2C food related business is still under development, which means it is uncertain whether we will successfully establish it as one of our primary businesses.
Real Estate Development Business
In April 2011, we expanded our business to focus on a new strategic initiative to invest in real estate development. We acquired land use rights for undeveloped land in Huainan and Dalian, China. We plan to develop mixed-use real estate projects on these properties.
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

On August 3, 2004, we were awarded the ISO 9001:2000 Quality Management System Recognition Certificate. ISO 9001:2000 is a worldwide quality management system certification program regarding management system standards administered by the International Organization for Standardization. The certificate is renewable every three years and our current certificate is valid until July 22, 2013. Our enterprise software has also been endorsed by the PRC Inspections Administration for electronic customs declaration.
Sales and marketing
We have implemented our sales and marketing initiative in three phases. In the first phase, we relied mainly on direct sales of new software products to international trade enterprises. In the second phase, we used authorized distributors to reach additional international trade enterprises. In the third phase, we helped third parties establish franchisees to sell our software products. Our intention is to continue to use a focused strategy designed to further enhance our brand name and acquire new customers by recruiting franchises, who will use the “Ninetowns” brand name in the sales and marketing of our enterprise software.
Direct sales and marketing
We re-defined our regional markets and changed our business model from direct sales to a regional franchise model.
As of December 31, 2010, we had a sales and marketing force consisting of approximately 30 people, serving mainly the southern regions of China for our enterprise software. Our sales and marketing representatives also perform customer maintenance services.
Our annual sales targets are set by our general manager of sales and marketing according to regional sales plans and are reviewed quarterly. We have an incentive-based sales scheme whereby salespersons are rewarded based on achievement of sales targets.
Sales by our franchisees
It is our current strategy to expand our franchisee network to undertake marketing, distribution and service activities using the “Ninetowns” brand name. As of December 31, 2010, we have four franchisees, Ninetowns Enke, Ninetowns Zhi Fang, Ninetowns Xin He and Ninetowns Wang Li.
•	Our franchise relationship with Ninetowns Enke began in February 2004. Ninetowns Enke is also our sales agent for sale of after sales maintenance services for our enterprise software to our customers. In April 2010, we entered into a new franchise agreement with Ninetowns Enke for our software product, iQs under the iProcess.CIQ series. Our franchise agreement with Ninetowns Enke for iQs expired on December 31, 2010 and was renewed for a one year term until December 31, 2011. Our agreement with Ninetowns Enke does not contain any minimum sales commitment. In October 2010, we entered into a new franchise agreement with Ninetowns Enke for our software product, iDeclare.CIQ basic package. Our franchise agreement with Ninetowns Enke for iDeclare.CIQ expires on December 31, 2011 and does not contain any minimum sales commitment.
•	Our relationship with Ninetowns Zhi Fang began in 2005. In April 2010, we entered into new franchise agreements with Ninetowns Zhi Fang and its affiliate, Beijing Ninetowns Zhi Fang Software Technology Co., Ltd. Shanghai Branch, or Ninetowns Zhi Fang Shanghai Branch, for our software product, iQs under the iProcess.CIQ series. Our franchise agreements with Ninetowns Zhi Fang and Ninetowns Zhi Fang Shanghai Branch for iQs expired on December 31, 2010 and were renewed for one year terms until December 31, 2011. Our agreements with Ninetowns Zhi Fang and Ninetowns Zhi Fang Shanghai Branch do not contain any minimum sales commitment. In October 2010, we entered into new franchise agreements with Ninetowns Zhi Fang and Ninetowns Zhi Fang Shanghai Branch, for our software product, iDeclare.CIQ basic package. Our franchise agreements with Ninetowns Enke and Ninetowns Zhi Fang Shanghai Branch for iDeclare.CIQ expire on December 31, 2011 and do not contain any minimum sales commitment.

•	Our relationship with Ninetowns Xin He began in 2006. In April 2010, we entered into a new franchise agreement with Ninetowns Xin He for our software product, iQs under the iProcess.CIQ series. Our franchise agreement with Ninetowns Xin He for iQs expired on December 31, 2010 and was renewed for a one year term until December 31, 2011. Our agreement with Ninetowns Xin He does not contain any minimum sales commitment. In October 2010, we entered into a new franchise agreement with Ninetowns Xin He for our software product, iDeclare.CIQ basic package. Our franchise agreement with Ninetowns Enke for iDeclare.CIQ expires on December 31, 2011 and does not contain any minimum sales commitment.
•	Our relationship with Ninetowns Wang Li began in 2006. In April 2010, we entered into a new franchise agreement with Ninetowns Wang Li for our software product, iQs under the iProcess.CIQ series. Our franchise agreement with Ninetowns Wang Li for iQs expired on December 31, 2010 and was renewed for a one year term until December 31, 2011. Our agreement with Ninetowns Wang Li does not contain any minimum sales commitment. In October 2010, we entered into a new franchise agreement with Ninetowns Wang Li for our software product, iDeclare.CIQ basic package. Our franchise agreement with Ninetowns Wang Li for iDeclare.CIQ expires on December 31, 2011 and does not contain any minimum sales commitment.
•	Our franchisees provide customer maintenance services to our enterprise software users. We intend to focus on establishing new franchisee arrangements in the future.
For 2008, 2009, and 2010 net revenues from the sale of enterprise software and related customer maintenance services generated by our franchisees amounted to approximately RMB54.3 million, RMB 45.9 million, and RMB35.4 million (US$5.4 million), respectively.
In June 2011, we entered into certain debt repayment agreements with Ninetowns Zhi Fang, Ninetowns Xi He and Ninetowns Wang Li, or the Debt Repayment Agreements, pursuant to which:
•	We waived certain due and unpaid receivables from Ninetowns Zhi Fang in the amount of RMB8.77 million (US$1.30 million). Ninetowns Zhi Fang agreed to pay certain other due and unpaid receivables in the amount of RMB3.4 million (US$515,000) to us by December 31, 2012, with 50% of such amount due by December 31, 2011 and the remaining 50% due by December 31, 2012.
•	We waived certain due and unpaid receivables from Ninetowns Xin He in the amount of RMB6.46 million (US$979,000). Ninetowns Xin He agreed to pay certain other outstanding due and unpaid receivable in the amount of RMB3.6 million (US$545,000) to us by December 31, 2012, with 50% of such amount due by December 31, 2011 and the remaining 50% due by December 31, 2012.
•	We waived certain due and unpaid receivables from Ninetowns Wang Li in the amount of RMB7.55 million (US$1.14 million). Ninetowns Wang Li agreed to pay certain other outstanding due and unpaid receivable in the amount of RMB2.5 million (US$379,000) to us by December 31, 2012, with 50% of such amount due by December 31, 2011 and the remaining 50% due by December 31, 2012.
The receivables we waived pursuant to the Debt Repayment Agreements had been fully provided in our bad debt allowance in our financial statements.

Customers
In 2010, our customers for sales of enterprise software and related customer maintenance services include our franchisees and international trade enterprises that we sell our software to directly. Our users are engaged in a wide variety of import and export activities in China. For 2008, 2009 and 2010, our four largest enterprise software customers, which consisted of our franchisees, accounted for approximately 63.8%, 77.5% and 71.3%, respectively, of our net revenues from sales of enterprise software and related customer maintenance services.
Our customers for software development services include the PRC Inspections Administration and other third party customers.
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
Each of our technical support centers functions as a call center that responds to calls from customers located in the surrounding areas. As of December 31, 2008, 2009 and 2010, we had together with our four franchisees, 155, 133 and 124 customer service and technical support personnel, respectively.
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
As of December 31, 2010, we had registered 45 software copyrights and 22 trademarks in China and one registered trademark for our name “Ninetowns” in the United States. We are in the process of registering certain of our other trademarks in Hong Kong.
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
From 2007 through the first fiscal quarter of 2009, we focused our efforts on developing our B2B business. However, in March 2009, we announced our decision to wind down our B2B business. This decision was made in light of the recent major changes in the global economic environment and is expected to enable Ninetowns to better manage its investments for long-term growth.
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
In 2011 and 2012, we expect to continue our efforts in our B2C food business and our real estate development business by enhancing our competitive advantages and upgrading our products and services.
Regulation
Regulation relating to food safety
On February 28, 2009, the National People’s Congress issued the Food Safety Law of the People’s Republic of China, or the Food Safety Law, to assure food safety and safeguard people’s health and life, which became effective from June 1, 2009. On July 20, 2009, the State Council promulgated the Regulation on the Implementation of the Food Safety Law, or the Regulation, and the Regulation became effective on the same day. According to the Food Safety Law and the Regulation, the State implements a licensing system for food production and trading, any organization or individual engaged in food production or trading activities shall obtain the food production license or food distribution license.
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

Regulation relating to the Internet Information Service
On September 25, 2000, the State Council promulgated the Regulation on Internet Information Services of the People’s Republic of China, or the Regulation, as amended on January 8, 2011. According to the regulation, Internet information service is divided into two categories: profitable Internet information service and non-profitable Internet information service, and the State established a licensing system for profitable Internet information service and a filing system for non-profitable Internet information service. Under the Regulation, any organization or individual engaged in profitable Internet information service shall obtain a license for value-added telecommunication services, or the Service License (ICP license).
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
Regulation relating to the Real Estate Industry
Establishment of a Real Estate Development Enterprise
Pursuant to the PRC Urban Real Estate Law, or the Urban Real Estate Law, promulgated by the Standing Committee of NPC, which became effective on January 1, 1995 and was revised on August 30, 2007 and August 27, 2009, a “real estate developer” refers to an enterprise which engages in the development and sale of real estate for profit-making purposes. Under the Regulations on Administration of Development of Urban Real Estate, or the Development Regulations, promulgated by the State Council on July 20, 1998, an enterprise engaging in real estate development must satisfy the following requirements in addition to other enterprise establishment conditions provided in the relevant laws and administrative regulations:
•	its registered capital must be RMB1 million or more; and
•	it must have four or more full-time professional real estate/construction technicians and two or more full-time accounting officers, each of whom must hold the relevant qualification certificate. The authorities at provincial level, autonomous region level or municipalities under the direct administration of central PRC governments may impose more stringent requirements regarding the registered capital and professional qualifications of real estate enterprises.
To establish a real estate development enterprise, the developer must apply for registration with the department of industry and commerce administration of the PRC Government at or above the county level, which should, in examining the application for the registration, seek the views of the real estate development authority at the relevant level. The developer must also report its establishment to the department of real estate development in the location of its registration within 30 days of receipt of its business license.
A foreign investor intending to engage in real estate development may establish an equity joint venture, a contractual cooperative joint venture or a wholly foreign owned enterprise in accordance with the PRC laws and regulations regarding foreign-invested enterprises. However, a foreign investor is only allowed to establish an equity joint venture or contractual cooperative joint venture for the development of a whole land lot.

On May 25, 2009, the State Council issued the Notice on Adjusting Capital Ratio of Fixed Asset Investment Projects, which sets out the minimum capital ratio for ordinary residential property development projects and social security housing development projects as 20%, and the minimum capital ratio for other property development projects as 30%.
Qualification of a Real Estate Developer
Under the Provisions on Administration of Qualifications of Real Estate Developers, or the Provisions on Administration of Qualifications, promulgated by the Ministry of Construction on March 29, 2000, a real estate developer must apply for registration of its qualifications. An enterprise may not engage in property development without a qualification classification certificate for real estate development. The Ministry of Construction is in charge of monitoring the qualifications of all real estate developers within the PRC, and local real estate development authorities at or above the county level are in charge of monitoring the qualifications of local real estate developers. Under the Provisions on Administration of Qualifications, real estate developers are divided into four classes:
•	Class 1 qualification is subject to preliminary examination by the construction authorities at the provincial level and the final approval of the Ministry of Construction. A Class 1 real estate developer is not restricted as to the scale of its real estate projects and may undertake a real estate development anywhere in the country.
•	Class 2, 3 or 4 qualifications and provisional qualifications are regulated by the construction authorities at the provincial level and may be subject to delegation to lower level governmental authorities. A real estate developer of the Class 2 qualification or lower may undertake a project with a GFA of less than 250,000 square meters, detailed business scope of the developer of the Class 2 qualification or lower is determined by the construction authorities at the provincial level.
Under the Provisions on Administration of Qualifications, the real estate development authorities will examine applications for registration of qualifications submitted by real estate developers by mainly considering their registered capital and financial condition, the length of time they have conducted real estate development business, the professional personnel they employ, the performance and operating results from their past real estate operations and their quality control systems. A real estate developer that passes the qualification examination will be issued a qualification certificate of the relevant class by the qualification examination authority. A developer of any qualification classification may only engage in the development and sale of real estate within its approved scope of business and may not engage in business which is limited to another higher classification. The real estate development authorities perform annual inspections of qualified developers. Developers who fail to meet the qualification requirements or which operate in breach of the requirements may have their qualification classification certificates degraded or revoked.
For a newly established real estate developer, which passes the qualification examination, the real estate development authority will issue a provisional qualification certificate within 30 days of receipt by the authority of the relevant application for filing. The provisional qualification certificate will be effective for one year from its date of issuance and may be extended for not more than two additional years with the approval of the real estate development authority. The real estate developer must apply to the real estate development authority within one month before the expiration of its provisional qualification certificate for a formal qualification classification certificate. Any failure to obtain the required provisional or formal qualification certificate may result in a fine ranging from RMB50,000 to RMB100,000 and, if such failure is not rectified, the developer’s qualification certificate or business license will be revoked.

Acquisition of Land Use Rights
Under the Foreign Investment Catalog, foreign investments are restricted in the development of a whole land lot, construction, operation or transacting in the secondary real estate market, or acting as real estate intermediaries or agents of high-quality hotels, houses, premium office buildings, international conference centers and large theme parks in China; and foreign investments are permitted in other real estate developments. According to the Interim Provision on Approving Foreign Investment Project promulgated by NDRC in October 2004, approval of NDRC is required for foreign investment projects with total investment of US$100 million or more within the category of encouraged or permitted foreign investments and those with total investment of US$50 million or more within the category of foreign investments subject to restrictions. Other foreign investments in China will require only local approval. Specifically, the local authorities may examine and approve foreign investment projects with total investment less than US$100 million within the category of encouraged or permitted foreign investments and those with total investment less than US$50 million within the category of foreign investment subject to restrictions.
Under the Interim Regulations of the People’s Republic of China on Grant and Assignment of the Use Right of State-owned Urban Land, or the Interim Regulations on Grant and Assignment, promulgated by the State Council in May 1990, China adopted a system to grant and assign the rights to use state-owned land. A land user must pay a land premium to the state as consideration for the grant of the right to use a land site within a specified period of time, and the land user may assign, lease out, mortgage or otherwise commercially exploit the land use rights within the terms of use. Under the Urban Real Estate Law and the Interim Regulations on Grant and Assignment, the land administration authority at the city or county level may enter into a land grant contract with the land user to provide for the grant of land use rights. The land user must pay the land premium as provided by the land grant contract. After payment in full of the land premium, the land user may register the land use rights for a site intended for real estate development. Land use rights may be obtained through grant, except for land intended for purposes subject to premium-free allocation by the PRC government pursuant to the PRC laws and regulations. Government-allocated land is not allowed to be transferred unless the transfer is approved by the relevant PRC Government authorities and the land premium as determined by the relevant PRC Government authorities has been paid.
When carrying out the feasibility study for a property project, the construction entity or the developer must make a preliminary application for construction on the relevant site to the relevant land administration authorities in accordance with the Measures for Administration of Examination and Approval for Construction Land promulgated by the Ministry of Land and Resources in March 1999 and the Measures for Administration of Preliminary Examination of Construction Project Land promulgated by the Ministry of Land and Resources in July 2001, as amended in October 2004 and November 2008. After receiving the preliminary application, the land administration authorities will carry out preliminary examinations of various aspects of the construction project in compliance with the overall zoning plans and land supply policy of the government, and will issue a preliminary approval in respect of the project site if its examination proves satisfactory. The land administration authorities at the relevant city or county will sign a land grant contract with the land user and issue an approval to the construction entity or the developer.
Under the Urban Real Estate Law, those who have obtained the land use rights by assignment must develop the land in accordance with the use and period of commencement as prescribed by the contract for the land-use right assignment. According to the Measures on the Disposal of Idle Land promulgated by the Ministry of Land and Resources on April 28, 1999, a parcel of land can be defined as idle land under any of the following circumstances:
•	after obtaining the land-use rights, the development and construction of the land has not begun within the time limit for commencement of the development as stipulated without the consent of the people’s government the originally approved the use of the land;

•	the land grant contract or the approval for construction does not prescribe the date of starting the development and construction, and the development and construction of the land has not begun at the expiry of one year from the day when the land grant contract became effective or when the land authorities issued the approval letter;

•	the development and construction of the land has begun, but the area developed and constructed is less than one third of the total area to be developed and the invested amount is less than 25% of the total amount of investment, and development and construction has been continuously suspended for one year without approval; or

•	other circumstances prescribed by laws and regulations.

County-level municipal administrative authorities may, with regard to an identified piece of idle land, give notice to the land user and issue a proposal on disposing the idle land, including, but not limited to, extending the time period for development and construction (provided that it is no longer than one year), changing the use of the land, arranging for temporary use and ascertaining the new land user by competitive bidding, public auction or listing-for-sale. The county-level land administrative authorities may, after the original review and approval authority has approved the proposal, arrange for the implementation of the proposal. With respect to any land obtained by assignment and within the scope of city planning, if the construction work has not yet started after one year from the granting of the relevant approvals, a fine for idle land at 20% of the assignment price may be imposed on the land user. If the construction work has not begun after two years have elapsed, the right to use the land can be taken back by the state without any compensation. However, the above sanctions may not apply if the delay in commencement of construction is caused by force majeure or acts of government or indispensable preliminary work before commencement of construction.
On September 8, 2007, the MLR promulgated the Notice on Strengthening the Handling of Idle Land. This Notice provides the principles of dealing with idle land. The Grant of State-owned Land Use Right can only be transferred after the payment of compensation for land, settlement and completion of the land development at an earlier stage. The notice also prescribes that the State-owned Land Use Right Certificate shall not be issued before the land grant premium for acquisition of land has been paid in full, nor be issued separately according to the ratio of payment of land grant premium.
On January 3, 2008, the State Council issued a Notice on Promoting the Economic Use of Land with respect to the collection of additional land premium, establishment of a land utilization priority planning scheme and the formulation of a system for assessing the optimal use of land and other measures. The notice calls for the full and effective use of existing construction land and the preservation of farm land. The notice also emphasized the enforcement of the current rules on assessing idle land fees at a rate equal to 20% of the land premium for any land left idle for over one year but less than two years. The notice also establishes an additional land premium surcharges on idle land and authorizes the Ministry of Land and Resources to formulate regulations to implement such surcharges. The notice further urges financial institutions to exercise caution when they process loan applications from property developers that have failed to commence construction, to complete development of at least one-third of the land area or to invest at least 25% of the total investment within one year of the construction date provided in the land grant contract. The notice indicated that the relevant governmental authorities will formulate and issue additional rules and regulations on these matters.
The Ministry of Land and Resources issued a Notice on Restricting the Administration of Construction Land and Promoting the Use of Approved Land in August 2009, which reiterates the above rules on idle land.
Political, legal, economic and social considerations in China
Since 1979, many laws and regulations dealing with economic matters with respect to general foreign investment have been promulgated in China. In 1982, the PRC National People’s Congress amended the PRC Constitution to authorize foreign investments and guarantee the “lawful rights and interests” of foreign investors in China. In 2004, the PRC Constitution was further amended to recognize the right to private property for all PRC citizens. Subsequent legislation has enhanced significantly the protection afforded to foreign and domestic investors and allowed more active control of investors over their private enterprises in China. In the last two decades, the PRC government has introduced substantial economic and legal reforms. However, the legal system of the PRC is still underdeveloped when compared to the systems of advanced western nations. The implementation and interpretation of existing laws may therefore be uncertain.
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
In the opinion of our PRC counsel, Commerce & Finance Law Offices, the ownership structures, businesses and operations of our subsidiaries and VIE in China comply with applicable PRC laws, rules and regulations in all material aspects. In addition, our PRC counsel has confirmed that no consent, approval or license, other than those already obtained, is required for such ownership structures, businesses and operations in order for us to comply with existing PRC laws rules and regulations.
Regulation of the software industry
Software copyright
The State Council of the PRC, or the State Council, promulgated the Regulations for the Protection of Computer Software, or the Software Protection Regulations, on December 20, 2001, and such regulations became effective on January 1, 2002 as amended on January 8, 2011. The Software Protection Regulations were promulgated, among other things, to protect the copyright of computer software in China. According to the Software Protection Regulations, computer software that is independently developed and exists in a physical form will be protected. However, such protection does not apply to any ideas, mathematical concepts, processing and operation methods used in the development of software products.
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

Software copyright registration
Pursuant to the Copyright Law of the PRC, or the Copyright Law, which was adopted at the 15th Meeting of the Standing Committee of the Seventh National People’s Congress on September 7, 1990 and effective from June 1, 1991 as amended on February 26, 2010, works including computer software developed by PRC citizens, legal persons or other entities without legal personality, whether published or not, are protected under the Copyright Law. On February 20, 2002, the State Copyright Administration of the PRC promulgated the Measures Concerning Registration of Computer Software Copyright Procedures, or the Registration Procedures, to implement the Regulations for the Protection of Computer Software and to promote the development of China’s software industry. The Registration Procedures apply to the registration of software copyrights and software copyright exclusive licensing contracts and assignment contracts. The registrant of a software copyright will be the copyright owner and the natural person, legal person or other organization in whom the software copyright becomes vested through succession, assignment or inheritance.
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
Restricted net assets
Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the statutory general reserve fund, which requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances. The restricted portion of their net assets amounted to approximately RMB552.9 million (US$83.8 million), or 58.4% of our total consolidated net assets as of December 31, 2010.
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
Import/ Export license system
The import and export license system is an important administrative measure in the international trade regulations of the PRC. Since the early 1990’s, the PRC government has gradually relaxed its control over import activities including abandoning or reducing the range of import licenses, import quotas and import control. Since 1998, the PRC government has removed its control of import licenses and export quotas over a wide range of commodities which previously required import licenses. On December 10, 2001, the State Council issued the Regulations of the People’s Republic of China on Administration of Import and Export, or the Regulations, which apply to the import of goods into China and the export of goods from China, to standardize administration of import and export of goods and to promote the development of foreign trade in China. Pursuant to the Regulations, goods for importation are divided into three categories: (i) prohibited for imports, (ii) restricted for imports, and (iii) free for imports. The lists of prohibited and restricted imports are formulated by the State Council department responsible for foreign trade and economic cooperation after consulting other relevant State Council departments. Restricted imports are further divided into quota-controlled imports, license-controlled imports and tariff- and quota-controlled imports. Import quotas are distributed to quota applicants annually based on specific criteria. Import licenses are issued on a case-by-case basis. Exported goods are also divided into prohibited exports, restricted exports and free exports. The lists of prohibited and restricted exports are formulated by the State Council department responsible for foreign trade and economic cooperation after consulting other relevant State Council departments. Restricted exports are further divided into quota-controlled exports and license-controlled exports. Export quotas are distributed annually and may be distributed through direct allocation, invitation of bids or other methods. Export licenses are issued on a case-by-case basis. Under certain circumstances, the relevant State Council departments may take certain temporary measures to restrict or prohibit certain imports.
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

A. Organizational structure
We conduct substantially all of our business through eleven PRC subsidiaries and one VIE in China. The following diagram illustrates our subsidiaries, their country of incorporation and the proportion of our ownership of each as of May 31, 2011.
Ninetowns Internet Technology Group Company Limited (a Cayman company) 100% Ixworth Enterprises Limited (a BVI company) 100% 100% 100% 100% 70% 100% New Take Limited (a HK company) Ample Spring Holdings Limited (a BVI company) Shielder Limited (a HK company) Beprecise Investments Limited (a BVI company) Ninetowns Organic Agricultural Holdings Limited (a BVI company) Ninetowns Land Group Limited (a BVI company) 100% 100% 90% 100% 90% China Genotown Development Holding Limited (a BVI company) 3.55% Global Market Group Limited (a Cayman company) Asia Pacific Logistics Limited (a BVI company) Better Chance International Limited (a BVI company) In China Outside China 10% 10% 10% Beijing Ninetowns Times Electronic Commerce Limited Beijing New Take Electronic Commerce Limited 59% 30% 100% Beijing Ninetowns Suitable Estate Co., Ltd. 70% Guangdong Ninetowns Technology Co., Ltd. Beijing Ninetowns Sky Eco-agriculture Co., Ltd. Beijing Ninetowns Ports Software and Technology Co., Ltd. Beijing Ninetowns Software Co., Ltd. Beijing Ronghe Tongshang Network Technology Limited 41% 90% 100% 40% 60% Contracts 100% 70% 19.8% Dongguan Ninetowns Software Technology Co., Ltd. Huainan Ninetowns Suitable Estate Co., Ltd. Dalian Aviation Changzheng Technology Development Co., Ltd. Hangzhou Tophere Info-Tech Inc. 100% 100% Huainan Huacheng Estate Co., Ltd. Beijing Ronghe Zhihui Network Software Services Co., Ltd.
For details of the above subsidiaries and VIE, see “— History and development of the company.”

D. Property, plants and equipment
Our principal executive offices occupy a total of approximately 7,992 square meters on the 19th to 23rd and 25th floors of Building No. 1, Capital A Partners, No. 20 Gongti East Road, Chaoyang District, Beijing 100020, PRC, or the Principal Office. In addition, we occupy a representative office of approximately 10 square meters at 11F, KaWah Bank Centre, 232 Des Voeux Road, Central, Hong Kong. As of May 31, 2011, we have two premises that we own and we have also leased two premises in the following cities and municipalities to serve as technical support centers and quarters for our technical support staff:

	Space	Number of
Location of Leased Properties	(in square meters)	employees
Guangzhou	120.85	23
Beijing	328.74	24

Total	449.59	47

We also lease premises with approximately 4,300 square meters in Beijing to serve as our warehouse for our fresh delivery B2C food related business.
We also lease approximately 70,320 square meters of land in Beijing on which we farm the products for our B2C food related business.
We have not obtained the ownership certificate for our principal offices due to an ongoing lawsuit filed against the building developer by an un-related third party.
Further, on October 30, 2008, Ninetowns Suitable Estate and the Beijing Municipal Bureau of Land Resources Economic-Technological Development Area Branch entered into a land grant contract and a supplemental agreement, pursuant to which Ninetowns Suitable Estate acquired land use rights for 58,526.58 square meters of land located in Lu Dong District, Beijing Economic Technological Development Area. In May 2010, Ninetowns Suitable Estate acquired the project’s construction land use layout permit and obtained the land use right certificate.
We currently support our existing users jointly with our four franchisees through three technical support centers operated and maintained by us, and 40 technical support centers operated and maintained by our four franchisees located in most of the major import/export cities in China.
In 2011, we acquired the land use rights for a plot of undeveloped land located in Huainan, Anhui province of China, which consists of approximately 141,000 square meters. We also acquired land use rights for two plots of undeveloped land located in Dalian, Liaoning province of China through Dalian Changzheng, our 70% owned newly formed subsidiary, which consists of approximately 20,973 square meters.
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
The following discussion and analysis should be read in conjunction with our consolidated financial statements, the notes to those financial statements and other financial data that appear elsewhere in this annual report. In addition to historical information, the following discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in “Risk Factors” and elsewhere in this report. Our consolidated financial statements are prepared in conformity with U.S. GAAP.
Overview
We are a leading provider of online solutions for international trade, with our key services in automating import/export e-filings. We achieve this by leveraging our international trade expertise and our insight into the needs and procedures of certain trade- related PRC government agencies. To date, we have focused on providing enterprise software and related customer maintenance services for the completion over the Internet of the declaration process. In order to secure our market position, we assisted in designing and building, and continue to maintain and upgrade, the electronic systems of the PRC Inspections Administration, that enable our enterprise software to process electronic declarations over the Internet. We believe there were approximately 140,900, 142,300 and 143,500 licensees of our enterprise software registered to effect electronic import/export processing with the PRC Inspections Administration as of December 31, 2008, 2009 and 2010, respectively. We also engage in the sales of B2C organic food and other household products through our web portal, www.tootoo.cn. We intend to expand our business to invest in real estate development. We acquired land use rights for undeveloped land in Huainan and Dalian, China, to develop mixed-use real estate projects. Our B2C and real estate development businesses are under development.
We generated total net revenues of approximately RMB 104.5 million, RMB79.6 million and RMB78.9 million (US$12.0 million) in 2008, 2009 and 2010, respectively. The total net revenue in 2010 was generally the same as our total net revenue in 2009 because the increase in sales from software development services was offset by the decrease in net revenues from enterprise software and related customer maintenance services. Our net loss attributable to the Company in 2008 was RMB169.6 million. Our net income attributable to the Company in 2009 and 2010 was RMB 1.3 million and RMB 12.3 million (US$1.9 million), respectively. The increase of the net income attributable to the Company in 2010 was mainly due to our gain on disposal of investments under the cost method and the reduction in income tax expenses.
We periodically invest our excess cash in highly liquid equity securities. In addition, from time to time we write call and put options through listed exchange as part of our investment strategy. Our investment committee approves the investment policy covering the investment parameters to be followed with the primary goals being the safety of principal and maintaining the liquidity of funds. As of December 31, 2010, we held equity securities with a total value of approximately RMB43.3 million (US$6.5 million), which we purchased from China’s A-Share stock market. We also made investments in the U.S. capital markets through investments in equity securities and call and put options. As of December 31, 2010, we held equity securities with a total value of approximately RMB188.6 million (US$28.6 million) that we purchased from the securities markets in the United States. In 2010, we recognized approximately RMB46.9 million (US$7.1 million) gain from our equity securities investment activities.
In 2010, we sold a portion of our equity holdings in Global Market, and all of our equity holdings in GCL Silicon Technology Holdings Inc., or GCL. In 2010, we recognized approximately RMB18.3 million (US$2.8 million) of gains from such investments.

The major factors affecting our results of operations and financial condition include:
Focus on sales of enterprise software and related customer maintenance service
In 2010, we engaged in three main lines of business: (i) sales of enterprise software and related customer maintenance services, (ii) provision of software development services, and (iii) B2C food related business. We intend to continue deploying our resources on sales of enterprise software and related customer maintenance services and on our B2C food related business. In addition, we also intend to leverage our existing expertise in quality control and e-service solutions to explore and develop other business opportunities.
Expansion to New Business and Continuance of Investment Activities
In April 2011, we expanded our business to focus on a new strategic initiative to invest in real estate development. We also expect to continue our investment activities in China’s A-Share stock market and U.S. capital markets.
Status of the import/export industry in China
Our financial results have been, and we expect them to continue to be, affected by the import/export industry in China. In 2010, China’s total import and export volume increased by 34.7%; however, the number of small and medium size enterprises, who are our targeted potential users, continued to decrease. We believe that a number of factors have contributed to such decrease, including macroeconomic measures and monetary policies adopted by the PRC government and the global financial crisis.
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
Although the number of users of our enterprise software has increased significantly since we first launched our iDeclare.CIQ software products in August 2000, the growth in the number of potential users has declined significantly in recent years. The initial increase was partially attributable to the increasing number of PRC international trade enterprises and partially attributable to the increasing demand from such enterprises for more efficient import/export processing methods. The recent decrease was due to the PRC Inspections Administration’s distribution of its free software. We expect an increase in the number of PRC international trade enterprises as the PRC economy continues to expand over time, but such increase may have been slowed significantly by the 2008 global financial crisis. We believe the long term growth of the import/export market will increase demand for our enterprise software and related customer maintenance services and software development services, as international trade enterprises seek an efficient means of completing the declaration process.
While the growth rate of our user base has decreased continuously, we believe that we have continued to make sales of our iDeclare.CIQ software packages and related customer maintenance services due to certain benefits offered to our paid customers that are not offered to users of the free software. The PRC Inspections Administration’s distribution of free software products, while in the long run will likely increase the number of e-filers and hence increase demand for our enterprise software services, has had a significant adverse effect on our total net revenue, our results of operations and profitability in the short-term. Since 2008, we believe that the PRC Inspections Administration decreased its efforts to promote its free software and we believe there is uncertainty surrounding the PRC Inspections Administration’s future promotional plans for its free software. Our sales of iDeclare.CIQ declined significantly from 2008 to 2010, and we expect such sales to remain generally the same in 2011.
Expanding our user base through franchisees
We believe our user base has substantial growth potential due to the high number of international trade enterprises that possess import/export rights in China. According to the PRC Ministry of Commerce, approximately 719,052 foreign-invested companies were approved to do business in China as of April 30, 2011. In addition, there are numerous PRC-based companies that possess import/export rights. A key component of our growth strategy is to secure new customers through the efforts of our franchisees and we intend to engage additional franchisees to expand our marketing and distribution network. Currently, we have engaged four franchisees to undertake marketing, distribution and service activities in China.

Description of revenues, cost items and trade receivables
At December 31, 2010, we primarily operate in three business segments: (i) enterprise software and related customer maintenance services, (ii) software development services and (iii) B2C food related business. Currently, our total net revenues are primarily derived from our sales of enterprise software and related customer maintenance services.
Total net revenues
Currently, we generate total net revenues primarily from our B2G segment which includes (i) sales of enterprise software and related customer maintenance services and (ii) fees from software development services, and our new B2C food related business.
Except for VAT rebates from the Chinese tax authorities as part of the PRC government’s policy of encouraging software development in the PRC, we report total net revenue net of business tax. Our sales of enterprise software products and computer hardware and accessories are generally subject to a VAT of 17.0%. Our fees charged for software development services and customer maintenance service for enterprise software products are generally subject to a 5.0% business tax. Pursuant to the laws and regulations of the PRC, two of our subsidiaries in China are entitled to a 14.0% VAT rebate for certain self-developed software products. We recognize the VAT rebates at the same time we recognize net revenues from sales of enterprise software. VAT rebates are included in our net revenues from sales of enterprise software. In 2010, we recognized RMB0.5 million (US$80,000) in VAT rebates. We cannot predict how much our net revenues from sales of our enterprise software and related customer maintenance services or software development services will increase in the future, or if they will increase at all.
Enterprise software and related customer maintenance services: Our net revenues from enterprise software are derived primarily from sales of our iDeclare.CIQ basic package and related customer maintenance service fees. We charge users of our iDeclare.CIQ product series a fee of RMB4,500 per bundled software package, which includes a one-year basic customer maintenance service period. We also charge RMB1,500 for each additional year of customer maintenance services, which includes a number of value-added services in addition to the basic maintenance services. Enterprise software revenues and fees from customer maintenance services are recognized ratably over a 12-month period. Enterprise software revenues received or receivable but not yet recognized are accounted for as deferred revenue on our balance sheets. Deferred revenue is reduced proportionately as enterprise software revenues are recognized ratably over the 12-month period.
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
Notwithstanding that we charge for such maintenance services, we believe our users and potential customers are not accustomed to being charged for this type of service and it is uncertain how many of our users will pay for such maintenance services. In 2010, we collected customer maintenance service fees from approximately 16,700 users, representing approximately 12% of our users due to the renewal of their maintenance service agreements. We intend to continue to increase our marketing and collection efforts with respect to these customer maintenance service fees.

Software development services: Our net revenues from software development services are derived primarily from contracts related to PRC government agency software development projects, such as our services for the PRC Inspections Administration. As we believe is consistent with the practice of other software development companies in China engaged in government-related work, we often commence work on software development projects based on oral commitments from our customer and sign the contract after the commencement of work. Once a contract has been signed, we begin recognizing net revenues from these projects based on the percentage-of-completion method, in which revenue recognition is based on the percentage of actual hours incurred to date for each contract to the estimated total hours to be incurred for each contract at completion. Compared to 2009, more sales from contracts entered into in previous years with respect to software development services that also includes hardware procurement were completed and accepted by customer in 2010. As we recognize such sales as revenue when all components under the contracts are delivered and the project is complete upon the receipt of a written acceptance by customer, the revenue recognized in 2010 is significantly higher than 2009.
B2C food related business: During the first half of 2009, we launched a portal site, www.tootoo.cn, to serve as an e-grocery platform targeting Chinese consumers primarily in Beijing metropolitan areas. This platform is designed as an online grocery store, with offerings of organic products and other fresh and natural products, as well as delivery services direct from farm to table. We established partnerships with two local Beijing organic farms, Beijing Qingpuyuan Farm Land and Huaixiang Organic Farm Land, to assist us with upholding and maintaining quality control standards for product sourcing. In addition, in order to attract potential customers to this e-grocery platform as well as to promote the tootoo.cn branding, we organized and participated in various events such as mother and baby health seminars, organic farm field trips, and various food-related events. Throughout the second half of 2009 and in the early part of 2010, we made significant progress on our online grocery retail initiative. In April 2010, the online retail platform www.tootoo.cn underwent a complete upgrade, with the addition of new features including a convenient online payment service and a more diverse offering of organic products, fresh vegetables, fruits, and household goods and consumer products. tootoo.cn currently carries over 3,000 products in 16 different categories. Furthermore, we established our first warehouse with approximately 4,300 square meters, functionally divided into an ordinary temperature warehouse, refrigerated / frozen warehouse, processing workshop, office and other functional facilities.
We believe we are the first retailer in Beijing to offer home deliveries of guaranteed fresh produce and groceries. We believe that the market for online shopping in China is large and growing quickly. While the e-Grocery market represents a small and nascent segment of the broader e-commerce industry, we are very optimistic about the future prospects of this market in China and are confident that our unique positioning, diversified offering and high quality services will enable us to create long-term shareholder value.
Cost of revenues
Our cost of revenues consists principally of costs related to (i) sales of our enterprise software and related customer maintenance services, (ii) our provision of software development services, and (iii) our provision of B2C food related business.
Enterprise software and related customer maintenance services: We distribute our software directly to end-users to distributing them through our franchisee network via the Internet. As such, the costs of revenues for our enterprise software are minimal because of low production costs, packaging costs and shipment costs. Additionally the franchisees have been providing a majority of our software maintenance services to customers for us. We therefore incurred declining direct costs to provide software maintenance services to customers.

As a result of the above factors, cost of revenues for enterprise software and related customer maintenance services was immaterial.
Software development services: Our cost of software development services is comprised mainly of personnel expenses, office rental expenses and other expenses directly related to our provision of software development services. We record cost of revenues for software development services on the percentage-of-completion method by reference to the man-hours incurred and estimated to be incurred for each contract at completion.
B2C food related business: Our costs of B2C food related business consist primarily of procurement costs for products sold, and direct costs associated with food related products and services, including salaries, employee benefits and overhead costs associated with employees providing the related services.
Gross profit margin
Our gross profit margin is primarily affected by our net revenues from sales of enterprise software and related customer maintenance services, the cost of revenues for our software development services and B2C food related business. We expect our enterprise software and related customer maintenance services gross profit margin and our software development services gross profit margin to remain stable.
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
Selling expenses: Selling expenses consist primarily of sales, marketing and personnel expenses, customer service expenses, associated rental expenses, marketing and advertising expenses and travel and entertainment expenses for our sales and marketing staff. We expense all selling expenses as they are incurred. We expect to expand our marketing and advertising campaigns to promote our new B2C food related business, specifically in the food products and services industries.
General and administrative expenses: General and administrative expenses consist primarily of personnel expenses, office rental expenses, general office expenses, travel and entertainment expenses and professional fees. We expense all general and administrative expenses as they are incurred. In 2010, we incurred higher general and administrative expenses than in earlier years as a result of the increase of salaries, bonuses and the stock compensation cost related to the share options and non-vested shares granted in 2010.
Research and development expenses: Research and development expenses consist primarily of research and development personnel expenses and associated rental expenses. We expense research and development expenses as they are incurred. In addition, because technological feasibility for our software products ordinarily occurs right before such products are commercially launched and because costs incurred between technological feasibility and commercial launch are immaterial, such costs are expensed as incurred. We generally expect our research and development expenses to increase as a result of (i) our investment in the research and development of new enterprise platform products, (ii) an increase in the number of research and development personnel, (iii) an expected increase in our potential new business ventures and (iv) our investment in software licenses for development tools to increase the productivity of our overall research and development efforts. However, research and development expenses decreased in 2010. This decrease was mainly attributable to a reduction in consultancy fee and traveling expenses. For 2011, we expect to incur additional research and development expenses as we shift our focus to B2C food related business and expand our research and development initiatives to include other service offerings. Specifically, we are exploring the potential expansion of our business by leveraging our experience in B2G quality control and e-service solutions. We have focused our research and development initiatives to include our B2C offerings through our e-commerce platform, tootoo.cn. As our B2C food related business is still under development, we may not successfully introduce it as one of our primary businesses.

Provision for doubtful accounts: In 2008, we wrote off these trade receivables against the allowance for doubtful accounts. In addition, in 2008 we made a further provision of RMB2.9 million based on aging analysis of trade receivables, customers’ credit-worthiness, past collection history, and changes in a customer’s payment terms. In 2009, a RMB26.3 million (US$3.8 million) provision for bad debts were made in light of the significant increase of the risk of collection such receivables. In 2010, we made further provision of RMB2.6 million (US$0.4 million) in accordance with our bad debts provision policy.
As a result of the cumulative effect of the factors described above, we expect that in the future our total operating expenses will remain stable.
Taxation
Under the current laws of the Cayman Islands, our company is not subject to tax on its income or capital gains. In addition, payment of dividends by us is not subject to withholding tax in the Cayman Islands.
PRC EIT: Our PRC operating subsidiaries and VIE are subject to PRC EIT on their taxable income. Pursuant to PRC tax laws effective January 1, 2008, EIT is generally assessed at the rate of 25.0% of taxable income.
Ninetowns Ports was subject to a 25% EIT in 2008, 15% EIT in 2009 and 15% EIT in 2010. Guangdong Ninetowns Technology was subject to 7.5% EIT in 2008, 15% EIT in 2009 and 15% EIT in 2010. Ninetowns Suitable Estate was subject to a 25% EIT in 2008, 2009 and 2010.
Beijing New Take, Ninetowns Times and Ninetowns Ports and Ninetowns Suitable Estate were qualified as “High and New technology enterprises” and were granted preferential EIT rates based on such status. Relevant PRC government authorities specify certain financial and operational criteria for a company to comply with in order to maintain its status as a High and New technology enterprise. Since the promulgation of the new Measures for Recognition of High and New Technology Enterprise effective as of January 1, 2008, Beijing New Take and Ninetowns Times have been temporarily subject to a 25.0% EIT.
Ronghe Tongshang, Ninetowns Software, Dongguan Software, Beijing Sky and Shanghai Tootoo were subject to a 25.0% EIT in 2009 and 2010.
PRC business tax: Our PRC operating subsidiaries are also subject to PRC business tax. We primarily pay business tax on our net revenues generated from software development services and customer maintenance services. Our PRC operating subsidiaries and VIE generally pay a 5.0% business tax on our net revenues derived from software development services and customer maintenance services and this business tax is deducted from our total net revenues.
Value-added tax: Our PRC operating subsidiaries are also generally subject to a VAT of 17.0% on sales of enterprise software products. Pursuant to PRC tax regulations, Ninetowns Suitable Estate and Ninetowns Ports are entitled to a 14.0% VAT rebate on sales of certain registered self-developed software products. Our net revenues from sales of such enterprise software include VAT rebates in the amount of RMB2.9 million, RMB0.9 million, and RMB0.5 million (US$80,000) in 2008, 2009 and 2010, respectively. Except for products harvested from our own farms, which are exempted from VAT, sales of goods and other products through our B2C food related business are generally subject to VAT at 13% and 17%.
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
Revenue recognition
Currently, our revenue is mainly derived from the following sources: (i) sale of enterprise software and related services; (ii) software development services, and (iii) B2C food related business.
Revenue from the sale of enterprise software and maintenance service is recognized when there is evidence of an arrangement, the delivery or service has occurred, the fee is fixed or determinable, and collectability is probable. As we do not have vendor- specific objective evidence to establish the fair values of the undelivered elements, we recognize revenue from sales of enterprise software and maintenance service on a straight-line basis over the service period which is typically 12 months.
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
In general, B2C revenues from food sales are generally recognized upon delivery. Through September 2010, revenues from catering services were generally recognized when the catering services were provided.
Trade receivables
We perform ongoing credit evaluations of our customers and adjust credit limits based on payment history and the customer’s current credit-worthiness, as determined by our review of their current credit information. In some fiscal periods, our trade receivables increased, and may increase in the future. We continuously monitor collections and payments from our customers and maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make the required payments and use the specific identification method to record such allowances. We write off such trade receivables and specific allowances in one year if circumstances are not improved. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have had in the past. As of December 31, 2010, all of our billed receivables were from our customers and franchisees. Since our billed receivables are concentrated in a relatively small number of customers, a significant change in the liquidity or financial position of any one of these customers could have a material adverse impact on the collectability of our billed receivables and our future operating results.
In June 2011, we entered into certain debt repayment agreements with Ninetowns Zhi Fang, Ninetowns Xi He and Ninetowns Wang Li, or the Debt Repayment Agreements, pursuant to which:
•	We waived certain due and unpaid receivables from Ninetowns Zhi Fang in the amount of RMB8.77 million (US$1.32 million). Ninetowns Zhi Fang agreed to pay certain other due and unpaid receivables in the amount of RMB3.4 million (US$515,000) to us by December 31, 2012, with 50% of such amount due by December 31, 2011 and the remaining 50% due by December 31, 2012.

•	We waived certain due and unpaid receivables from Ninetowns Xin He in the amount of RMB6.46 million (US$979,000). Ninetowns Xin He agreed to pay certain other outstanding due and unpaid receivable in the amount of RMB3.6 million (US$545,000) to us by December 31, 2012, with 50% of such amount due by December 31, 2011 and the remaining 50% due by December 31, 2012.

•	We waived certain due and unpaid receivables from Ninetowns Wang Li in the amount of RMB7.55 million (US$1.14 million). Ninetowns Wang Li agreed to pay certain other outstanding due and unpaid receivable in the amount of RMB2.5 million (US$379,000) to us by December 31, 2012, with 50% of such amount due by December 31, 2011 and the remaining 50% due by December 31, 2012.
The receivables we waived pursuant to the Debt Repayment Agreements had been fully provided in our bad debt allowance in our financial statements.

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

	Years ended
	December 31,
	2008	2009	2010
Total net revenues:
Enterprise software and related customer maintenance services	81.3%	73.3%	62.9%
Software development services	18.6%	21.8%	30.2%
Food sales and services	0.1%	4.9%	6.9%
Cost of revenues:
Enterprise software and related customer maintenance services	—	—	—
Software development services	-11.9%	-14.5%	-12.9%
Food sales and services	-0.1%	-7.9%	-8.8%
Gross profit	88.0%	77.6%	78.4%
Operating expenses:
Selling and marketing	-21.0%	-17.3%	-21.1%
General and administrative	-72.3%	-77.9%	-113.5%

	Years ended
	December 31,
	2008	2009	2010
Research and development	-17.8%	-21.8%	-19.9%
Allowance for doubtful accounts	-2.8%	-32.9%	-3.3%
Loss from operations	-25.7%	-72.3%	-79.4%
Interest income	6.7%	5.4%	4.7%
Gain on sales of short-term investments	9.4%	44.5%	82.6%
Change in fair value of marketable options	—	34.8%	-23.1%
Gains from disposal of investments under cost method	2.1%	—	23.2%
Other income	0.3%	4.9%	9.2%
Net (loss) income from continuing operations before income tax and non-controlling interests	-7.1%	17.3%	17.2%
Income tax expense	-0.8%	-5.1%	-1.1%
Net (loss) income from continuing operations	-7.9%	12.1%	16.1%
Net (loss) from discontinued operations	-154.3%	-10.4%	-0.5%
Net (loss) income attributable to the Company	-162.2%	1.7%	15.6%
2010 compared to 2009
Total net revenues
We generated total net revenues of approximately RMB78.9 million (US$12.0 million) in 2010, which is generally the same as our total net revenues of approximately RMB79.6 million in 2009. Total net revenues remained the same because the increased sales from software development services were offset by decreased sales from the iDeclare.CIQ series and related customer maintenance services.
Enterprise software and related customer maintenance services. Net revenues from sales of our enterprise software and related customer maintenance services decreased by approximately 15% to RMB49.7 million (US$7.5 million) in 2010 from RMB58.4 million in 2009, primarily due to decreased sales of our iDeclare.CIQ software package and iQM product series. In 2010, we signed customer maintenance service contracts with approximately 16,700 users whose customer maintenance service contracts were due for renewal in 2010. We recognized net revenues of RMB4.7 million (US$0.7 million) from sales of our enterprise software in 2010. We recognized net revenues of RMB45.0 million (US$6.8 million) from provision of customer maintenance services in 2010, including fees collected from Pay-Per-Transaction users. Of our net revenues from sales of enterprise software and related customer maintenance services, RMB0.6 million and RMB0.1 million (US$15,152) were from sales of the iQM product series and related software maintenance services in 2009 and 2010, respectively, representing a year-on-year decrease of 83.3%. In addition, RMB28.7 million and RMB30.9 million (US$4.7 million) were from the Pay-Per Transaction filing fees in 2009 and 2010, respectively, representing a year-on-year increase of 7.7% from 2009 to 2010. Therefore, in 2010, 62.2% of our revenue generated from sales of enterprise software and related customer maintenance services were from Pay-Per Transaction users. We sold approximately 1,140 software packages of iDeclare.CIQ in 2010, which is lower than the approximately 1,500 software packages of iDeclare.CIQ sold in 2009, representing a year-on-year decrease of 24.0%.
Software development services. Net revenues from our software development services increased by 37.1% from RMB17.4 million in 2009 to RMB23.8 million (US$3.6 million) in 2010. Compared to 2009, more sales from contracts entered into in previous years with respect to software development services that also included hardware procurement were completed and accepted by customers in 2010. As we recognize such sales when all components under the contracts are delivered and the project is complete upon the receipt of a written acceptance by customer, the revenue recognized in 2010 is significantly higher than in 2009.
Food sales and services. Net revenues from our B2C food sales and services increased by 38.5% from RMB3.9 million in 2009 to RMB5.4 million (US$0.8 million) in 2010 due to additional marketing efforts and development of this business.

Cost of revenues
Enterprise software and related customer maintenance services. The cost of revenues consists mainly of direct costs associated with the delivery of customer maintenance services, including salaries, employee benefits and overhead costs associated with employees providing related services. Since iDeclare is now generally distributed through the Internet, we incurred minimal outsourcing costs to outside contractors and costs associated with packaging and shipping of software. The franchisees provide a majority of our software maintenance services to our customers for us. Cost of revenues from enterprise software and related customer maintenance services were insignificant in 2009 and 2010.
Software development services. Cost of revenues from software development services decreased to RMB10.1 million (US$1.5 million) in 2010 from RMB11.6 million in 2009. As of December 31, 2010, we did not have any capitalized costs related to such projects.
Food sales and services. Cost of revenues for our B2C food sales and services was RMB6.9 million (US$1.0 million) in 2010, which is generally the same as RMB6.3 million in 2009.
Gross profit margin
Enterprise software and related customer maintenance services. Gross profit margin for sales of enterprise software and related customer maintenance services was close to 100% in 2008, 2009 and 2010 mainly because iDeclare has been generally distributed through the Internet since 2006 and we incurred minimal outsourcing costs to outside contractors and costs associated with packaging and shipping of software. Additionally, the franchisees have been providing most of the software maintenance services to customers and we incurred minimal direct costs associated with the delivery of customer maintenance services.
Software development services. Gross profit margin for software development services increased to 57.4% in 2010 compared to 33.5% in 2009, for the reasons stated above.
Food sales and services. We incurred negative margin of 26.8% for our B2C food sales and services in 2010 compared to a negative margin of 62.2% in 2009. Although B2C food sales and services were still not profitable in 2010, there were fewer sales promotions that resulted in negative margins in 2010 compared to in 2009.
Operating expenses
Operating expenses increased to RMB124.5 million (US$18.9 million) in 2010 from RMB119.4 million in 2009, primarily due to the increase in salaries, bonus and the share-based compensation cost related to the share options and non-vested shares granted in 2010, partially offset by the decrease in the provision for doubtful accounts.
Selling expenses
Selling expenses increased to RMB16.7 million (US$2.5 million) in 2010 from RMB13.8 million in 2009, primarily due to the increase in (i) salaries and bonus of sales and marketing staff, and (ii) rental expense and transportation expense in the organic food business in 2010.
General and administrative expenses
General and administrative expenses increased by 44.3% to RMB89.5 million (US$13.6 million) in 2010 from RMB62.0 million in 2009, primarily due to increases in (i) salaries and bonus of management and administrative staff and (ii) share-based compensation charges relating to the share options and non-vested shares granted to our director, executive officers and certain employees in 2010.

Research and development expenses
Research and development expenses decreased by 9.7% to RMB15.7 million (US$2.4 million) in 2010 from RMB17.4 million in 2009, primarily due to the reduction in consultancy fees and travel expenses as a result of a decrease in outsourcing projects in 2010.
Provision for doubtful accounts
Provision for doubtful accounts decreased to RMB2.6 million (US$0.4 million) in 2010 from RMB26.2 million in 2009, primarily due to the large reserves taken in 2009 coupled with the Company’s effort to collect all current period sales.
Interest income
Interest income decreased to RMB3.7 million (US$0.6 million) in 2010 from RMB4.3 million in 2009, primarily due to a decrease in the average balances of our term deposits.
Gain on sales of short-term investments
Gain on sales of short-term investments increased to RMB65.1 million (US$9.9 million) in 2010 from RMB35.5 million in 2009 due to increased investments in marketable securities and the positive performance of our investments in 2010.
Change in fair value of marketable options
The decrease in the fair value of marketable options was RMB18.2 million (US$2.8 million) in 2010 compared to an increase of RMB27.7 million in 2009. We held different portfolios of marketable options in 2009 and 2010.
Gain from disposal of investment under the cost method
Gain from disposal of investment under the cost method was RMB18.3 million (US$2.8 million) in 2010, which is primarily due to the sale of a portion of our investment in Global Market, as well as the sale of our entire investment in GCL. There was no disposal in 2009.
Income taxes
Income tax expense in 2010 decreased to RMB0.9 million (US$0.1 million) in 2010 from RMB4.1 million in 2009 due to a provision for withholding tax on dividends paid by our Chinese subsidiaries to our overseas holding companies in 2009. There was no provision for withholding tax in 2010.
Income from continuing operations
Income from continuing operations in 2010 was RMB12.8 million (US$1.9 million), compared to RMB9.6 million in 2009, as a result of the cumulative effect of the factors described above.
Loss from discontinued operations
Loss from discontinued operations in 2010 was RMB0.4 million (US$0.1 million), compared to a loss of RMB8.4 million in 2009. In 2009, we wound down our B2B business, and in 2010 we sold our catering business.
Net income attributable to the Company
We recognized net income attributable to the Company of RMB12.3 million (US$1.9 million) in 2010 compared to a net loss attributable to the Company of RMB1.3 million in 2009, as a result of the cumulative effect of the factors described above.

2009 compared to 2008
Total net revenues
We generated total net revenues of RMB79.6 million (US$11.7 million) in 2009, a decrease of 23.8% over our total net revenues of RMB104.5 million in 2008. This revenue decrease was principally due to decreased sales from the iDeclare.CIQ series.
Enterprise software and related customer maintenance services. Net revenues from sales of our enterprise software and related customer maintenance services decreased by 31.3% to RMB58.4 million (US$8.6 million) in 2009 from RMB85.0 million in 2008, primarily due to decreased sales from our iDeclare.CIQ software package and iQM product series. In 2009, we signed customer maintenance service contracts with approximately 18,300 users whose customer maintenance service contracts were due for renewal in 2009. We recognized net revenues of RMB7.0 million (US$1.0 million) from sales of our enterprise software in 2009. We recognized net revenues of RMB51.4 million (US$7.5 million) from provision of customer maintenance services in 2009, including fees collected from Pay-Per-Transaction users. Of our net revenues from sales of enterprise software and related customer maintenance services of, RMB5.5 million and RMB0.6 million (US$81,733) were from sales of the iQM product series and related software maintenance services in 2008 and 2009, respectively, representing a year-on-year decrease of 89.1%. In addition, RMB27.0 million and RMB28.7 million (US$4.2 million) were from the Pay-Per Transaction filing fees in 2008 and 2009, respectively, representing a year-on-year increase of 6.3% from 2008 to 2009. We sold approximately 1,500 software packages of iDeclare.CIQ in 2009, which is significantly lower than the approximately 2,900 software packages of iDeclare.CIQ sold in 2008, representing a year-on-year decrease of 48.3%.
Software development services. Net revenues from our software development services decreased by 10.8% from RMB19.5 million in 2008 to RMB17.4 million (US$2.5 million) in 2009 because the number of hardware procurement contracts entered into by Guangdong Ninetowns and the Administration for Quality Supervision and Inspection and Quarantine of Guangdong in 2009 decreased significantly compared to 2008.
Food sales and services. Net revenues from our B2C food sales and services was RMB3.9 million (US$0.6 million) in 2009 compared to nil in 2008. This is a new business.
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
Food sales and services. Cost of revenues from our B2C food sales and services was RMB6.3 million (US$0.9 million) in 2009 compared to nil in 2008. This is a new business.
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
Food sales and services. B2C food sales and services were commenced in 2009. Since the B2C food related business was in trial stage, it was not profitable and had a negative gross margin of 62.2%.
Operating expenses
Operating expenses increased to RMB119.4 million (US$17.5 million) in 2009 from RMB118.9 million in 2008, primarily due to the increase in provision for doubtful accounts.
Selling expenses
Selling expenses decreased to RMB13.8 million (US$2.0 million) in 2009 from RMB21.9 million in 2008, primarily due to the reduction in our headcount, entertainment and travel expenses as a result of our “cost reduction” program implemented in 2009.
General and administrative expenses
General and administrative expenses decreased by 17.9% to RMB62.0 million (US$9.1 million) in 2009 from RMB75.5 million in 2008, primarily due to decrease in (i) legal and professional fees, (ii) share based compensation charges, and (iii) office expenses as a result of our “cost reduction” program implemented in 2009.
Research and development expenses
Research and development expenses decreased by 6.4% to RMB17.4 million (US$2.5 million) in 2009 from RMB18.6 million in 2008, primarily due to the reduction in headcount, depreciation expenses associated with disposal of fixed assets, as well as expense declines in rental, utilities, communication and travel expenses.
Provision for doubtful accounts
Provision for doubtful accounts increased to RMB26.2 million (US$3.8 million) in 2009 from RMB2.9 million in 2008, primarily due to the increased collection risk arising from the significant increase in the aging of our accounts receivable balances as a result of the longer repayment period by our customers.
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
Net income from continuing operations
Income from continuing operations in 2009 was RMB9.6 million (US$1.4 million), compared to a loss of RMB8.3 million in 2008, as a result of the cumulative effect of the factors described above.
Net loss from discontinued operations
Loss from discontinued operations in 2009 was RMB8.4 million (US$1.2 million), compared to a loss of RMB166.8 million in 2008. The decrease in loss from discontinued operations was primarily due to the impairment of long-lived assets and goodwill in 2008.
Net income attributable to the Company
We recognized net income attributable to the Company of RMB1.3 million (US$0.2 million) in 2009 compared to a net loss attributable to the Company of RMB169.6 million in 2008, as a result of the cumulative effect of the factors described above.
Inflation
Inflation and deflation in China did not have a material impact on our results of operations in the past three years. According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the change in the Consumer Price Index in China, was 5.9%, -0.7% and 3.3% in 2008, 2009, and 2010, respectively.
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

B. Liquidity and capital resources
Our primary sources of liquidity are from our cash account. We had no outstanding debt as of December 31, 2010. The following table sets forth the summary of our cash flows for the periods indicated:

	For the years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
	(in millions)
Net cash (used in) provided by operating activities	(33.9)	(26.5)	8.9

Net cash (used in) provided by investing activities	(37.4)	(76.8)	21.8
Net cash provided by financing activities	—	—	—
Effect of exchange rate changes	(2.0)	0.1	(3.5)
Net (decrease) increase in cash and cash equivalents	(73.3)	(103.2)	27.2

Cash and cash equivalents, beginning of year	649.9	576.6	473.4

Cash and cash equivalents, end of year	576.6	473.4	500.6

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
Cash flow from operating activities
Cash provided by operating activities was RMB8.9 million (US$1.3 million) in 2010. This was primarily attributable to improved collections of accounts receivable and longer payment cycle to vendors, offset by the decrease in advance received from customers and by the increase in other receivable from outstanding balances related to the disposal of our e-catering business. Cash used in operating activities was RMB33.9 million and RMB26.5 million in 2008 and 2009, respectively.
Cash flow from investing activities
Cash provided by investing activities was RMB21.8 million (US$3.3 million) in 2010. This was primarily attributable to proceeds from the sale of available-for-sale securities, short sales of options, as well as proceeds from the disposal of investments under cost method.
Cash used in investing activities was RMB76.8 million in 2009. This was primarily attributable to purchases of marketable securities.
Cash used in investing activities was RMB37.4 million in 2008. This was primarily attributable to purchases of property and equipment and the purchase of land use rights from Yizhuang Substation of the PRC Country Resources Bureau for RMB30.2 million. The land use rights have a contractual useful life of fifty years.

Cash flow from financing activities
We did not generate cash from financing activities in 2010, 2009 and 2008.
Capital resources
To better manage our assets for long-term growth, we periodically invest our excess cash in highly liquid equity securities. In addition, from time to time we write call and put options through listed exchange as part of our investment strategy. Our investment committee approves the investment policy covering the investment parameters to be followed with the primary goals being the safety of principal and maintaining the liquidity of funds. Short-term investments are comprised of marketable equity securities, which are classified as trading and available-for-sale. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with realized gains and losses recognized in earnings. Short-term investments classified as available for sale are stated at fair values. Unrealized gains or losses on available-for-sale securities from the changes in fair value are recorded in equity as other comprehensive income (loss). Realized gains or losses, based upon the specific identification method, on the disposal of available-for-sale securities are recorded in the consolidated statement of operations. Liabilities for certain call options of RMB2.1 million (US$0.3 million) and put option of RMB2.5 million (US$0.4 million) were included in liabilities at December 31, 2010.
Our primary source of liquidity is cash flow from operating activities. Our cash and cash equivalents primarily consist of cash on hand and bank deposits. As of December 31, 2010, we had RMB500.6 million (US$75.9 million) in cash and cash equivalents. In addition, as of December 31, 2010, we had invested RMB8.2 million (US$1.2 million) in term deposits, which are payable at varying maturities from six months to one year.
We believe that our available cash and cash equivalents will be sufficient to meet our capital needs for at least the next 12 months. Except for our net cash provided by operating activities, we may seek additional sources of liquidity in the near future for our businesses, especially our real estate development business. We have not entered into any definitive agreement for such financing. However, we cannot assure you that our business or operations will not change in a manner that would consume our available capital resources more rapidly than anticipated, especially as we continue to evaluate other investment and acquisition opportunities. As of December 31, 2010, we had no lines of credit or other credit facilities.
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
As of December 31, 2010, we had 215 employees dedicated to research and development, 28 of whom have master’s degrees and one of whom has a Ph.D. degree. Most of our research and development efforts are located in our principal executive offices in Beijing.
Our expenses for research and development activities totaled RMB18.6 million in 2008, RMB17.4 million in 2009 and RMB15.7 million (US$2.4 million) in 2010.
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
Of our 215 employees dedicated to research and development, 9 employees concentrate their efforts on the research and development of our new B2C food related business.
D. Trend information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2010 to December 31, 2010 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Off-balance sheet arrangements
We are exposed to equity price risk as a result of investment in equity securities and equity derivatives. Equity price risk results from changes in the level or volatility of equity prices, which affect the value of equity securities, or instruments that derive their value from such securities. We attempt to mitigate our exposure to such risks by not limiting our investment to any one security or index.

F. Tabular disclosure of contractual obligations
We have entered into leasing arrangements relating to our office premises, technical support centers and farm for self-grown products for our B2C food related business. Our contractual obligations regarding these lease arrangements generally consist of rental payments and other charges that are due and payable on a monthly basis during the term of the relevant lease. In general, our lessors have the right to terminate the lease agreements and repossess the leased premises if we fail to make the prescribed payments for two consecutive months, or the expiration of a reasonable period after service of notice for non-payment of rent by the lessors. The following sets forth our commitments under these leases as of December 31, 2010:

	(in thousands)
Less than one year	RMB	2,379
1-3 years		1,316
3-5 years		543
More than 5 years		1,816

Total	RMB	6,054

As of December 31, 2010, we had unrecognized tax benefits amounting to RMB5.4 million (US$0.8 million). Since there is a high degree of uncertainty regarding the timing of future cash outflows, we are unable to make reasonable estimates regarding the timing of settlement with the respective tax authority.
G. Recent Accounting Pronouncements
In October 2009, the Financial Accounting Standards Board, or FASB issued amendments to address the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Vendors often provide multiple products or services to their customers. Those deliverables often are provided at different points in time or over different time periods. ASC 605-25, Revenue Recognition—Multiple-Element Arrangements, establishes the accounting and reporting guidance for arrangements under which the vendor will perform multiple revenue-generating activities. Specifically, it addresses how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. These amendments are not expected to have a material impact on the Company’s financial condition or results of operations. The amendments are effective prospectively for revenue arrangements entered into or materially modified in fiscal years that began on or after June 15, 2010.
Item 6. Directors, Senior Management and Employees.
A. Directors and senior management
The following table sets forth the name, age and position of our directors and executive officers as of the date of this annual report:

Name	Age	Position
Shuang Wang	48	Director and Chief Executive Officer
Kin Fai Ng	66	Director, Senior Vice President and Company Secretary
Dachun Zhang	66	Director
Fushan Chen	72	Director
Mark Ming Hsun Lee	39	Director
Martin Cheung	42	Director
Xiaoguang Ren	47	President
Tommy Siu Lun Fork	49	Chief Financial Officer
Min Dong	47	Senior Vice President, Legal Affairs, Administration and Human Resources
Bolin Wu	45	General Manager, Research and Development and Chief Technology Officer

Shuang Wang founded our predecessor, Ninetowns Technology, in 1995 and has served as a director and our Chief Executive Officer since 1995. From 1992 to 1994, Mr. Wang was the founder and Chief Executive Officer of Ninetowns Technology Co., Ltd., a company engaged in sales of computer hardware in China. From 1989 to 1992, Mr. Wang was the executive deputy general manager of Shenzhen Zhongnong Enterprise Corporation, a company engaged in the import and export of agricultural products. In March 2002, Mr. Wang was awarded the Traverse Cup Prize by Software World Magazine and Microelectronic Industry Development and Research jointly with a number of industry magazines in China for Mr. Wang’s outstanding performance in and significant contributions to the information technology industry. In March 2003, Mr. Wang was also recognized as one of the “2002 top ten leaders of the PRC software industry in China” by Software World Magazine jointly with China Central TV for his significant contributions to the software industry. Mr. Wang is also the chairman of the board of directors of Beijing New Take, Ninetowns Digital, Beijing Ninetowns Times and Dalian Changzheng; the vice-chairman and a non-executive director of iTowNet; and a director of Jitter Bug, Ixworth, New Take, Shielder, Ninetowns Ports. Mr. Wang holds a bachelor’s degree in science from Beijing Institute of Technology, a master’s degree in optics engineering from Beijing Institute of Technology and an engineering qualification certificate from the Ministry of Agriculture of the PRC.
Kin Fai Ng has served as a director since October 2003, a senior vice president of our company since 2000 and our company secretary since June 2006. He has also been a director of New Take, Jitter Bug, Ixworth and Beijing New Take since 2000. He is also the chairman of the board of directors of Huainan Suitable Estate, Huainan Huacheng Estate and Beijing Ronghe Zhihui. From 1996 to 1999, Mr. Ng was an executive officer at Baolong Real Estate Development Co., Ltd., a company engaged in property development in China.
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
Tommy Siu Lun Fork has served as our Chief Financial Officer since September 2002. He also currently serves as the Vice President of China Renji Medical Group Ltd., a company with securities listed on the Hong Kong Stock Exchange. Prior to joining our company, Mr. Fork was the Qualified Accountant and Company Secretary of Zheda Lande Scitech Limited, a provider of telecommunications services, from 2001 to 2002. From 1997 to 2001, Mr. Fork was a senior manager of assurance and advisory services of Deloitte Touche Tohmatsu. Mr. Fork holds a bachelor’s degree in Science from The University of Hong Kong and is a Certified Public Accountant in Hong Kong.
Min Dong formed our predecessor, Ninetowns Technology, in 1995 and is now our Senior Vice President of Legal Affairs, Administration and Human Resources. Prior to co-founding Ninetowns Technology in 1995, Ms. Dong served as a lecturer at Central Finance and Economic University in China. Ms. Dong has been a director of Jitter Bug and Ixworth since February 2000. Ms. Dong is also a director of New Take, Shielder, Beijing New Take, Ninetowns Digital, Ninetowns Ports and Dalian Changzheng, and a director and the general manager of Ninetowns Times. Ms. Dong is the spouse of Mr. Wang. Ms. Dong holds a bachelor’s degree and a master’s degree in law from China Politics and Law University. Ms. Dong received an executive master of business administration degree from Peking University in July 2009.
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
B. Compensation
As of December 31, 2010, we do not have any outstanding loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. For 2010, the aggregate amount of compensation paid by us to all of our directors and executive officers was approximately RMB7.8 million (US$1.2 million).

Our PRC subsidiary as well as our consolidated entity and its subsidiaries are required by law to make contributions based on each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. The aggregate amount of such contributions we made with respect to our directors and executive officers for the year ended December 31, 2010 was RMB0.2 million (US$30,000). We have no service contracts with any of our directors providing for benefits upon termination of employment.
We have entered into service agreements with each of our executive officers. We may terminate an executive officer’s service for cause at any time without notice, for certain acts of the officer, including, but not limited to, gross negligence or willful misconduct in relation to service to us, grave misconduct that is detrimental to the interests or reputation of us, or a conviction of a crime. We have not entered into any service agreement that provides for benefits upon termination of service with any of our directors or executive officers.
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

The following table summarizes, as of May 31, 2011, the outstanding options granted under our 2003 Plan to our directors and executive officers.

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
The following table summarizes, as of May 31, 2011, the outstanding options granted under our Amended and Restated 2004 Plan to our directors and executive officers.

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

The following table summarizes, as of May 31, 2011, the outstanding non-vested shares granted under our Amended and Restated 2004 Plan to our directors and executive officers.

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
The following table summarizes, as of May 31, 2011, the outstanding non-vested shares granted under our 2006 Plan to our directors and executive officers.

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
Audit committee. Our audit committee currently consists of Dachun Zhang, Mark Lee and Martin Cheung. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15) and meet the criteria for independence set forth in Rule 10A-3(b)(1) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and that Mr. Cheung has the necessary financial sophistication under Nasdaq Marketplace Rule 4350(d)(2)(A) and is qualified as an audit committee financial expert, as defined in Item 16A of Form 20-F. Our audit committee is responsible for, among other things:
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
Corporate governance
Our board of directors has adopted a code of ethics for our chief executive officer and senior financial officers and a code of business conduct and ethics, which is applicable to all of our directors, officers and employees. Our code of ethics and code of business conduct and ethics are publicly available on our website at http://www.ninetowns.com/english, and such codes are filed as exhibits to our annual report on Form 20-F filed with Securities and Exchange Commission on June 29, 2005. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this annual report. In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to the structure, procedures and committees of our board of directors. The guidelines are not intended to change or interpret any law, or our amended and restated memorandum and articles of association.
D. Employees
As of December 31, 2010, we had 299 full-time employees. Of our employees, 10 were in management, 15 were in finance, 20 were in administration and human resources, 215 were in research and development and 39 were in sales and marketing. We had 419 and 336 full-time employees as of December 31, 2008 and 2009, respectively.
Our employees located in China other than Hong Kong are covered by the retirement schemes defined by PRC local practice and regulations, which are essentially defined contribution schemes. Certain of our employees who are located in Hong Kong have joined the Mandatory Provident Fund Scheme which is also a defined contribution scheme. The amounts we paid to these defined contribution schemes were RMB4.9 million, RMB3.5 million and RMB3.2 million (US$0.5 million) for 2008, 2009 and 2010, respectively. In addition, we are required by law to contribute approximately 10% in Beijing, 8% in Guangzhou of the average salaries of all employees for mandatory medical benefits and approximately 1% in Beijing and 2% in Guangzhou of the salaries of some employees for unemployment benefits. The PRC government is directly responsible for the payments of the benefits to these employees. The amounts contributed amounted to RMB3.3 million, RMB2.1 million and RMB1.8 million (US$0.3 million) for 2008, 2009 and 2010, respectively.

Our future success will depend, in part, on our ability to continue to attract, retain and motivate highly qualified technical and management personnel, for whom competition is intense. Our employees are not covered by any collective bargaining agreement and we have never experienced a work stoppage. We believe we enjoy good relations with our employees
E. Share ownership
The following table sets forth information known to us with respect to the beneficial ownership of our ordinary shares as of May 31, 2011, taking into account the number of ordinary shares underlying our outstanding options, by each person who is known to us to be the beneficial owner of more than 5.0% of our ordinary shares; each of our directors; each of our named executive officers; and all of our executive officers and directors as a group.

	Ordinary Shares
	Beneficially Owned
Name	Number(1)	Percent(2)

Directors and executive officers(3)
Shuang Wang(4)	6,737,697	17.13%
Min Dong(5)	6,737,697	17.13%
Xiaoguang Ren(6)	2,257,243	5.77%
Kin Fai Ng(7)	774,725	1.99%
Bolin Wu(8)	1,089,547	2.79%
Tommy Siu Lun Fork(9)	754,103	1.93%
Mark Ming Hsun Lee(10)	*	* %
Dachun Zhang(11)	*	* %
Fushan Chen(12)	*	* %
Martin Cheung(13)	*	* %

All directors and executive officers as a group (10 persons)	11,911,169	29.39%

5% and above shareholders
Yong Ping Duan(14)	7,072,327	18.23%
Technology Pioneer Corp.(15)	3,070,028	7.91%
Value Chain International Limited(16)	2,002,312	5.16%

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes those securities for which voting or investment power with respect to the securities is held.

(2)	The number of ordinary shares outstanding used in calculating the percentage for each listed person includes the ordinary shares underlying options held by such persons and exercisable within 60 days of the date of this annual report. Percentage of beneficial ownership is based on 38,791,834 ordinary shares outstanding as of May 31, 2011. In 2008, 800,000 of the Company’s ordinary shares were converted into American Depositary Shares to facilitate our employees’ cashless exercise of vested stock options and non-vested shares. Stock options for 120,536 ordinary shares were exercised in 2009. 1,624,276 previously non-vested shares became vested in 2010.

(3)	The address of our current directors and executive officers is c/o Ninetowns Internet Technology Group Company Limited, 22/F, Building No. 1, Capital A Partners, No. 20 Gongti East Road, Chaoyang District Beijing 100020, PRC.

(4)	Includes (i) 4,069,715 ordinary shares held by Mr. Wang, (ii) 2,002,312 ordinary shares held by Mr. Wang through his ownership of Value Chain, (iii) 378,307 ordinary shares underlying share options held by Mr. Wang which are currently exercisable or exercisable within 60 days of the date of this annual report, (iv) 126,592 ordinary shares held by Ms. Dong, and (v) 160,771 ordinary shares underlying share options held by Ms. Dong which are currently exercisable or exercisable within 60 days of the date of this annual report.

(5)	Includes (i) 126,592 ordinary shares held by Ms. Dong, (ii) 160,771 ordinary shares underlying share options held by Ms. Dong which are currently exercisable or exercisable within 60 days of the date of this annual report, (iii) 2,002,312 ordinary shares held by Ms. Dong through her ownership of Value Chain, (iv) 4,069,715 ordinary shares held by Mr. Wang and (v) 378,307 ordinary shares underlying share options held by Mr. Wang which are currently exercisable or exercisable within 60 days of the date of this annual report.

(6)	Includes 1,909,129 ordinary shares held by Mr. Ren and 348,114 ordinary shares underlying share options held by Mr. Ren which are currently exercisable or exercisable within 60 days of the date of this annual report.

(7)	Includes 51,250 ordinary shares held by Mr. Ng and 634,411 ordinary shares beneficially held by Mr. Ng through his ownership of Oriental Plan Developments Limited, or Oriental Plan, and 89,064 ordinary shares underlying share options held by Mr. Ng which are currently exercisable or exercisable within 60 days of the date of this annual report.

(8)	Includes 801,126 ordinary shares held by Mr. Wu and 288,422 ordinary shares underlying share options held by Mr. Wu which are currently exercisable or exercisable within 60 days of the date of this annual report.

(9)	Includes 386,000 ordinary shares held by Mr. Fork and 368,103 ordinary shares underlying share options held by Mr. Fork which are currently exercisable or exercisable within 60 days of the date of this annual report.

(10)	Represents 36,054 ordinary shares underlying share options held by Mr. Lee which are currently exercisable or exercisable within 60 days of the date of this annual report.

(11)	Represents 23,411 ordinary shares underlying share options held by Mr. Zhang which are currently exercisable or exercisable within 60 days of the date of this annual report.

(12)	Represents 23,411 ordinary shares underlying share options held by Mr. Chen which are currently exercisable or exercisable within 60 days of the date of this annual report.

(13)	Represents 22,500 ordinary shares underlying share options held by Mr. Cheung which are currently exercisable or exercisable within 60 days of the date of this annual report.

(14)	Includes 5,072,308 ordinary shares held directly by Mr. Duan and 2,000,019 ordinary shares beneficially held by Mr. Duan through his position as the president of Enlight Foundation, or Enlight, a non-profit family foundation under the laws of California. Enlight is a California corporation that is owned by Mr. Duan. The address of Enlight is c/o SY. Lee & Chen, 362 W. Garvey Ave., Monterey Park, CA 91754.

(15)	Technology Pioneer is a British Virgin Islands company that is 100.0% owned by Mr. Lei Ding. The address of Technology Pioneer Corp. is No. 16 Ke Yun Road, Zhong Shan Avenue, Guangzhou, The People’s Republic of China, 510655.

(16)	Value Chain is a British Virgin Islands company that is 50.0% owned by Mr. Wang, who is our Chief Executive Officer and one of our directors, and 50.0% owned by Ms. Dong, who is one of our executive officers and the spouse of Mr. Wang. The address of Value Chain is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

No shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
For the details of our Plans, please refer to Item 6.B “Directors, Senior Management and Employees — Compensation.”
Item 7. Major Shareholders and Related Party Transactions.
A. Major shareholders
For the details of our major shareholders, please refer to Item 6. “Directors, Senior Management and Employees — Share Ownership.”
Except for the information furnished by our shareholders in Schedule 13Ds and Schedule 13Gs, there is no significant change in the percentage ownership held by any major shareholders during the past three years.
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
We rely on dividends and fees paid to us by our subsidiaries in China to fund our operations. In accordance with current PRC laws and regulations, our PRC subsidiaries that were formed as domestic limited liability companies are required to set aside 10.0% of their after-tax profits for a PRC law-mandated reserve fund and 5-10% of their after-tax profits for a PRC law- mandated welfare fund each year. The actual amount set aside for the welfare fund is determined in accordance with PRC accounting standards and regulations. Each of these subsidiaries can stop contributing to its statutory reserve fund when the aggregate reserved amount in the fund is equal to 50.0% or more of the respective subsidiary’s registered capital, which is the amount of capital set forth in its organizational documents. In contrast, our PRC subsidiaries that were formed as foreign- invested enterprises are required to set aside a portion of their after-tax profits each year, as determined in accordance with PRC accounting standards and regulations, to their reserve funds, bonus and welfare funds for workers and staff members. Under PRC law, we are also required to set aside at least 10.0% of our after-tax net income each year into our reserve fund until the accumulated legal reserve amounts to 50.0% of registered capital. Each of our subsidiaries are further required to maintain a bonus and welfare fund at percentages determined at their sole discretion. The reserve funds and the bonus and welfare funds described above are not distributable as dividends. Our board of directors has complete discretion as to whether we will distribute dividends in the future. Even if our board of directors determines to distribute dividends, the form, frequency and amount of our dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as the board of directors may deem relevant. Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary to the holders of our ADSs. Cash dividends on our ordinary shares, including those represented by the ADSs, if any, will be paid in U.S. dollars.

B. Significant changes
We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.
Item 9. The Offering and Listing.
A. Offering and listing details
On December 3, 2004, we listed our ADSs, each representing one ordinary share, on the Nasdaq Global Market under the symbol “NINE.”
The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for (1) the years of 2006, 2007, 2008, 2009 and 2010, (2) the four quarters in 2009 and 2010 and (3) each of the months since December 2010.

	Sales Price
	High		Low

Annual highs and lows

2006	US$	6.98	US$	4.29
2007	US$	7.20	US$	2.64
2008	US$	3.30	US$	0.82
2009	US$	2.20	US$	0.86
2010	US$	1.90	US$	1.30

Quarterly highs and lows
First Quarter 2009	US$	1.25	US$	0.86
Second Quarter 2009	US$	1.80	US$	0.95
Third Quarter 2009	US$	1.85	US$	1.25
Fourth Quarter 2009	US$	2.20	US$	1.36
First Quarter 2010	US$	1.90	US$	1.46
Second Quarter 2010	US$	1.85	US$	1.40
Third Quarter 2010	US$	1.65	US$	1.30
Fourth Quarter 2010	US$	1.63	US$	1.31

Monthly highs and lows
December 2010	US$	1.62	US$	1.35
January 2011	US$	1.55	US$	1.41
February 2011	US$	1.44	US$	1.35
March 2011	US$	1.41	US$	1.36
April 2011	US$	1.55	US$	1.37
May 2011	US$	1.45	US$	1.30
June 2011 (for the period to and including June 24, 2011)	US$	1.42	US$	1.38

B. Plan of distribution
Not applicable.
C. Markets
Our ADSs, each representing one ordinary share have been listed on the Nasdaq Global Market since December 3, 2004 under the symbol “NINE.”
D. Selling shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the issue
Not applicable.
Item 10. Additional Information.
A. Share capital
Not applicable.
B. Memorandum and articles of association
We incorporate by reference into this annual report the description of our Amended and Restated Memorandum and Articles of Association contained in Exhibit 99.2 to our Form 6-K (File No. 000-51025) filed with Securities and Exchange Commission on October 25, 2006.
C. Material contracts
We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” or elsewhere in this annual report.
D. Exchange control
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
We have, pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, obtained an undertaking from the Governor-in-Council that:
•	no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation applies to us or our operations; and
•	the aforesaid tax or any tax in the nature of estate duty or inheritance tax is not payable on our ordinary shares, debentures or other obligations.
The undertaking that we have obtained is for a period of 20 years from February 26, 2002.
PRC enterprise income tax
On March 16, 2007, the National People’s Congress adopted the New Income Tax Law, which went into effect on January 1, 2008. The New Income Tax Law imposes a unified income tax rate of 25% for domestic and foreign enterprises. New and High Technology Enterprise will enjoy a favorable tax rate of 15%. The New Income Tax Law also provides a five-year transitional period for those enterprises established before March 16, 2007, which enjoy a favorable income tax rate less than 25% under the previous income tax laws, to gradually change their rates to 25%. In addition, the New Income Tax Law provides grandfather treatment for enterprises which were qualified as “New and High Technology Enterprises” under the previous income tax laws and were established before March 16, 2007, if they continue to meet the criteria for New and High Technology Enterprises after January 1, 2008.
The New and High Technology Enterprise status allows qualifying enterprises to be eligible for a preferential 15% tax rate for three years. At the conclusion of the three year period, the qualifying enterprise has the option to renew its New and High Technology Enterprise status for an additional three years if such enterprise’s business operations continue to qualify for New and High Technology Enterprise status. At the conclusion of the renewed period, the enterprise would have to go through a new application process to renew its New and High Technology Enterprise status. As of December 2010, we received certifications of New and High Technology Enterprise status for Beijing Ninetowns Ports Software and Technology Co., Ltd., or Ninetowns Ports, and Guangdong Ninetowns Technology Co., Ltd., or Guangdong Ninetowns, which qualify them for the preferential 15% tax rate for tax year 2010.
Under the New Income Tax Law, if the PRC subsidiaries and the VIE wish to qualify for a preferential rate for years commencing on or after January 1, 2008, they will need to qualify as a “High and New Technology Enterprise Strongly Supported by the State” under the new rules. Until the PRC subsidiaries and the VIE receive official approval for this new status, they will be subject to the statutory 25% tax rate.
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
Passive foreign investment company
It is likely that we will be classified as a PFIC for 2010. Special U.S. federal income tax rules apply to U.S. holders of shares of a foreign corporation that is classified as a PFIC for U.S. federal income tax purposes. The determination of our PFIC status principally depends upon the composition of our assets, including goodwill, and the amount and nature of our income from time to time. The amount of goodwill will depend in part on the market value of our ADSs or ordinary shares, which may be especially volatile in a technology related enterprise. We have limited control over these variables and accordingly there can be no assurance that we will not be considered a PFIC for any taxable year. To the extent we do have control over these variables, we may take steps to reduce the material and adverse effect PFIC classification may have on our business, financial condition and results of operations.
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
We note that if we are considered a PFIC for any taxable year, we will continue to be treated as a PFIC in for any subsequent taxable year with respect to any United States investors who held stock in such PFIC year, even if we no longer meet the definitional test of a PFIC. As a result of our substantial cash position and the decline in the value of our stock, we believe that we may have became a PFIC during the 2006 taxable year and continued PFIC status in the subsequent years including the 2010 taxable year, under a literal application of the asset test that looks solely to market value. As a result, we believe that we would continue to be treated as a PFIC in all taxable years thereafter for any United States Investors who held shares during such period.
Because it is likely that we will be classified as a PFIC for 2010, a U.S. Holder of our ordinary shares or our ADSs will likely be subject to special tax rules with respect to:
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
Conyers Dill & Pearman has further advised us that the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment, (ii) such courts did not contravene the rules of natural justice of the Cayman Islands, (iii) such judgment was not obtained by fraud, (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.
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
Inflation
According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was 5.9% in 2008, -0.7% in 2009 and 3.3% in 2010. It is widely speculated that the change in Consumer Price Index in China would be significant in 2011. For example, the change for the first quarter of 2011 was 5.0%. We have not in the past been materially affected by any such inflation, but we do not know whether we will be affected in the future.
Item 12. Description of Securities Other than Equity Securities.
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.

D. American Depositary Shares
D3. Fees and Charges Payable by ADR Holders
The following table shows the fees and charges that a holder of our ADRs may have to pay to the depositary, either directly or indirectly:

Category
(as defined by SEC)	Depositary Actions	Associated Fee
(a) Depositing or substituting the underlying shares	Each person to whom ADRs are issued against deposits of Shares, including deposits and issuances in respect of:	US$5.00 for each 100 ADSs (or portion thereof) evidenced by the new ADRs delivered

• Share distributions, stock split, rights, merger

• Exchange of securities or any other transaction or event or other distribution affecting the ADSs or the Deposited Securities

(b) Receiving or distributing dividends	Distribution of dividends	US$0.02 or less per ADS (or portion thereof)

(c) Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	US$5.00 for each 100 ADSs (or portion thereof)

(d) Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities	US$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs surrendered

(e) Transferring, splitting or grouping receipts;	Transfers, combining or grouping of depositary receipts	US$1.50 per ADR or ADSs for transfers made

(f) General depositary services, particularly those charged on an annual basis.	• Other services performed by the depositary in administering the ADRs	US$0.02 per ADS (or portion thereof) not more than once each calendar year and payable at the sole discretion of the depositary by billing Holders or by deducting such charge from one or more cash dividends or other cash distributions

• Provide information about the depositary’s right, if any, to collect fees and charges by offsetting them against dividends received and deposited securities

(g) Expenses of the depositary	Expenses incurred on behalf of Holders in connection with	Expenses payable at the sole discretion of the depositary by billing Holders or by deducting charges from one or more cash dividends or other cash distributions.

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

Category of Expenses	Amount Reimbursed for Fiscal Year Ended December 31, 2010

- *Broker reimbursements	US$	4,325

*	Broker reimbursements are fees payable to Broadridge and other service providers for the distribution of hard copy material to beneficial ADR holders in the Depositary Trust Company. Corporate material includes information related to shareholders’ meetings and related voting instruction cards. These fees are SEC approved.
In addition, the depositary has agreed to waive US$100,000 annually for routine program maintenance.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies.
None.
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
As of May 31, 2011, we have used approximately RMB455 million (US$69.1 million) of the net proceeds from our initial public offering for capital expenditure, comprising approximately RMB75 million (US$11.4 million) for the expansion of existing facilities, approximately RMB78 million (US$11.8 million) for the purchase of real estate for new research and development centers, approximately RMB302 million (US$45.9 million) for strategic investment. None of the net proceeds from our initial public offering included payments to directors or officers of our company, persons owning 10.0% or more of our equity securities or our affiliates.
Item 15. Controls and Procedures.
Disclosure controls and procedures
Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have performed an evaluation of the effectiveness of our disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2010. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that such disclosure controls and procedures are effective as of December 31, 2010 at the reasonable assurance level to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time period specified by the Securities and Exchange Commission’s rules and regulations. Our Chief Executive Officer and Chief Financial Officer also concluded that our disclosure controls and procedures are also effective as of December 31, 2010 to ensure that information required to be discussed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding any required disclosure.
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
Our management with the participation and under the supervision of our Chief Executive Officer and our Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2010 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. As a result of these assessments, our management has concluded that our internal control over financial reporting was effective as of December 31, 2010.
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
This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.
Item 16A. Audit Committee Financial Expert.
See Item 6 of this annual report, “Directors, Senior Management and Employees — Board practices.”
Item 16B. Code of Ethics.
Our board of directors has adopted a code of ethics for our Chief Executive Officer and senior financial officers and a code of business conduct and ethics, which is applicable to all of our directors, officers and employees. Our code of ethics and code of business conduct and ethics are publicly available on our website at http://www.ninetowns.com/english, and such codes such codes are filed as exhibits to our annual report on Form 20-F filed with Securities and Exchange Commission on June 29, 2005. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this annual report. We hereby undertake to provide to any person without charge, a copy of our code of ethics within ten working days after we receive such person’s written request address to our board of directors at the address on the cover page of this annual report.
Item 16C. Principal Accountant Fees and Services.
GHP Horwath, P.C. was our independent registered public accounting firm for the fiscal years ended December 31, 2010 and 2009.

The following table sets forth the aggregate fees in connection with certain professional services rendered by GHP Horwath, P.C., for the periods indicated. We did not pay any tax related or other fees to GHP Horwath, P.C. during the periods indicated.

	For the year ended December 31
	2009		2010		2010
Audit fees(1)	RMB	3,959,022	RMB	2,970,000	US$	450,000
Audit related fees(2)		—		—		—

Total	RMB	3,959,022	RMB	2,970,000	US$	450,000

(1)	Audit fees consist of fees billed for the annual audit of our consolidated financial statements. Audit fees also include fees for services that are normally provided by the independent registered public accounting firm in connection with statutory regulatory filings or engagements.

(2)	Audit related fees consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements.
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
None.
Item 16F. Change in Registrant’s Certifying Accountant.
None.
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
1.1*
Amended and Restated Memorandum and Articles of Association of Ninetowns Internet Technology Group Company Limited (incorporated by reference to Exhibit 99.2 from our Form 6-K (File No. 000-51025) filed with Securities and Exchange Commission on October 25, 2006)

2.1*
Specimen American Depositary Receipt of Ninetowns Internet Technology Group Company Limited (incorporated by reference to Exhibit 2.1 from our Annual Report on Form 20-F (Registration No. 000- 51025) filed with Securities and Exchange Commission on June 29, 2005)

2.2*
Specimen Share Certificate of Ninetowns Internet Technology Group Company Limited (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.1*
Shareholders’ Agreement dated October 22, 2003 among Jitter Bug Holdings Limited, AIG Asian Opportunity Fund, L.P., American International Assurance Company (Bermuda) Limited, the shareholders of Ninetowns Internet Technology Group Company Limited (listed on Schedule 1 thereto) and Ninetowns Internet Technology Group Company Limited (incorporated by reference to Exhibit 4.4 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.2*
Form of Termination Agreement among Ninetowns Internet Technology Group Company Limited, Jitter Bug Holdings Limited, AIG Asian Opportunity Fund, L.P., American International Assurance Company (Bermuda) Limited and certain other shareholders of Ninetowns Internet Technology Group Company Limited (incorporated by reference to Exhibit 4.5 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.3*
Form of Lock-up agreement by and among Ninetowns Internet Technology Group Company Limited and certain of its directors, executive officers and shareholders (incorporated by reference to Exhibit 4.6 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.4*
Employee Share Option Scheme (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.5*
Amended and Restated 2004 Share Option Plan of Ninetowns Internet Technology Group Company Limited (incorporated by reference to Exhibit 4.5 from our Annual Report on From 20-F (Registration No. 000- 51025) filed with Securities and Exchange Commission on June 29, 2006)

4.6*
2006 Share Incentive Plan of Ninetowns Internet Technology Group Company Limited (incorporated by reference to Exhibit 4.6 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on July 16, 2007)

4.7*
Translation of Form of Software Sales Agreement (incorporated by reference to Exhibit 10.12 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

Exhibit
Number	Description
4.8*
Deed of Undertaking dated August 13, 2004 by Shuang Wang and Min Dong to AIG Asian Opportunity Fund, L.P. and American International Assurance Company (Bermuda) Limited (incorporated by reference to Exhibit 10.27 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.9*
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
4.18*
Summary of form of the Sale and Purchase Agreement between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Beijing Heng Fu Plaza Development Co., Ltd. (incorporated by reference to Exhibit 4.43 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2005)

4.19*
Translation of Software Development Contract for Electronic Monitoring System Software Project (Common version for Enterprise) dated August 1, 2005 between State Administration for Quality Supervision and Inspection and Quarantine of the PRC and Beijing Ninetowns Ports Software and Technology Co., Ltd. (incorporated by reference to Exhibit 4.57 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2006)

4.20*
Share and Purchase Agreement dated September 3, 2006, among Ninetowns Digital World Trade Holdings Limited, Beprecise Investments Limited, Global Market Group Limited, Global Market Group (Asia) Limited, Global Market (Guangzhou) Co., Ltd., Pan Weijia and Pan Weinian (incorporated by reference to Exhibit 99.4 from our Form 6-K (File No.000-51025) filed with Securities and Exchange Commission on September 22, 2006)

4.21*
Investor’s Rights Agreement dated October 19, 2006, among Beprecise Investments Limited, Global Market Group Limited, Global Market Group (Asia) Limited, Global Market (Guangzhou) Co., Ltd., Pan Weijia and Pan Weinan (incorporated by reference to Exhibit 4.71 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on July 16, 2007)

4.22*
Share and Purchase Agreement dated April 9, 2007, among Ixworth Enterprises Limited, Beijing Ninetowns Network and Software Co., Ltd., Fan Hui Yang, Zhi Sheng Limited, Ample Spring Holdings Limited, Beijing Baichuan Tongda Science and Technology Development Co., Ltd., Zhou Peiji and Zhou Lijun (incorporated by reference to Exhibit 4.72 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on July 16, 2007)

4.23*
Shareholders Agreement dated April 26, 2007, among Ixworth Enterprises Limited, Fan Hui Yang, Zhi Sheng Limited and Ample Spring Holdings Limited (incorporated by reference to Exhibit 4.73 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on July 16, 2007)

†4.24*
Translation of Software Copyright Assignment Agreement dated November 10, 2006 between Department Service Center of Dongguan Entry-Exit Inspection and Quarantine Bureau and Beijing Ninetowns Ports Software and Technology Co., Ltd. (incorporated by reference to Exhibit 4.74 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on July 16, 2007)

4.25*
Amendment to Share Purchase and Subscription Agreement dated December 22, 2007, among Ixworth Enterprises Limited, Beijing Ninetowns Network and Software Co., Ltd., Fan Hui Yang, Zhi Sheng Limited, Ample Spring Holdings Limited, Beijing Baichuan Tongda Science and Technology Development Co., Ltd., Zhou Peiji and Zhou Lijun (incorporated by reference to Exhibit 4.75 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on July 15, 2008)

4.26*
Translation of Pre-sale Contract for Commodity House in Beijing Municipality dated June 25, 2007 between Beijing Hengfu Plaza Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd. (incorporated by reference to Exhibit 4.76 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on July 15, 2008)

4.27*
Translation of Sale Contract for Commodity House dated September 19, 2007 between Guangzhou Hejing Real Estate Development Co., Ltd. and Guangdong Ninetowns Technology Co., Ltd. (incorporated by reference to Exhibit 4.77 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on July 15, 2008)

Exhibit
Number	Description
4.28*
Translation of Construction Land Use Right Grant Contract dated October 30, 2008 between Beijing Ninetowns Software Co., Ltd. and Beijing Land Resource Bureau, Economic Technological Development Area Branch (incorporated by reference to Exhibit 4.78 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 24, 2009)

4.29*
Translation of Supplemental Agreement to Construction Land Use Right Grant Contract dated October 30, 2008 between Beijing Ninetowns Software Co., Ltd. and Beijing Land Resource Bureau, Economic Technological Development Area Branch (incorporated by reference to Exhibit 4.79 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 24, 2009)

†4.30*
Translation of Franchise Agreement relating to “Ninetowns Network Quality Supervision Software v1.0” software dated August 1, 2008 between Beijing Ninetowns Network and Software Co., Ltd. and Beijing Ninetowns Zhi Fang Software and Technology Co., Ltd. (incorporated by reference to Exhibit 4.80 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 24, 2009)

†4.31*
Translation of Franchise Agreement relating to “Ninetowns Network Quality Supervision Software v1.0” software dated August 1, 2008 between Beijing Ninetowns Network and Software Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.81 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 24, 2009)

†4.32*
Translation of Franchise Agreement relating to “Ninetowns Network Quality Supervision Software v1.0” software dated August 1, 2008 between Beijing Ninetowns Network and Software Co., Ltd. and Beijing Ninetowns Xin He Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.82 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 24, 2009)

†4.33*
Translation of Franchise Agreement relating to “Ninetowns Network Quality Supervision Software v1.0” software dated August 1, 2008 between Beijing Ninetowns Network and Software Co., Ltd. and Guangzhou Ninetowns Wang Li Software Co., Ltd. (incorporated by reference to Exhibit 4.83 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 24, 2009)

†4.34*
Translation of Franchise Agreement relating to “iDeclare V5.0” software dated August 1, 2008 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software and Technology Co., Ltd. (incorporated by reference to Exhibit 4.84 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 24, 2009)

†4.35*
Translation of Franchise Agreement relating to “iDeclare V5.0” software dated August 1, 2008 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.85 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 24, 2009)

†4.36*
Translation of Franchise Agreement relating to “iDeclare V5.0” software dated August 1, 2008 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Xin He Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.86 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 24, 2009)

†4.37*
Translation of Franchise Agreement relating to “iDeclare V5.0” software dated August 1, 2008 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Guangzhou Ninetowns Wang Li Software Co., Ltd. (incorporated by reference to Exhibit 4.87 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 24, 2009)

Exhibit
Number	Description
†4.38*
Translation of Franchise Agreement relating to “Ninetowns Network Quality Supervision Software v1.0” software dated June 1, 2009 between Beijing Ninetowns Network and Software Co., Ltd. and Beijing Ninetowns Zhi Fang Software and Technology Co., Ltd. (incorporated by reference to Exhibit 4.88 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 30, 2010)

4.39#
Translation of Franchise Agreement relating to “Ninetowns Network Quality Supervision Software v1.0” software dated June 1, 2009 between Beijing Ninetowns Network and Software Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.89 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 30, 2010)

†4.40*
Translation of Franchise Agreement relating to “Ninetowns Network Quality Supervision Software v1.0” software dated June 1, 2009 between Beijing Ninetowns Network and Software Co., Ltd. and Beijing Ninetowns Xin He Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.90 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 30, 2010)

4.41#
Translation of Franchise Agreement relating to “Ninetowns Network Quality Supervision Software v1.0” software dated June 1, 2009 between Beijing Ninetowns Network and Software Co., Ltd. and Guangzhou Ninetowns Wang Li Software Co., Ltd. (incorporated by reference to Exhibit 4.91 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 30, 2010)

†4.42*
Translation of Franchise Agreement relating to “iDeclare V5.0” software dated October 1, 2009 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software and Technology Co., Ltd. (incorporated by reference to Exhibit 4.92 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 30, 2010)

4.43#
Translation of Franchise Agreement relating to “iDeclare V5.0” software dated October 1, 2009 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.93 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 30, 2010)

†4.44*
Translation of Franchise Agreement relating to “iDeclare V5.0” software dated October 1, 2009 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Xin He Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.94 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 30, 2010)

4.45#
Translation of Franchise Agreement relating to “iDeclare V5.0” software dated October 1, 2009 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Guangzhou Ninetowns Wang Li Software Co., Ltd. (incorporated by reference to Exhibit 4.95 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 30, 2010)

4.46*
Translation of Lease Agreement relating to warehouse lease dated January 25, 2010 between Beijing Ninetowns Sky Eco-agriculture Co., Ltd. and Beijing Shunfeng Runlin Technology and Trade Co., Ltd. (incorporated by reference to Exhibit 4.96 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 30, 2010)

4.47*
Translation of Sublease Agreement relating to land sublease dated June 29, 2010, between Beijing Ninetowns Sky Eco-Agriculture Co., Ltd. and Beijing Huaixiang Xiandai Agriculture Technology Co., Ltd. (incorporated by reference to Exhibit 4.97 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 30, 2010)

†4.48
Translation of Franchise Agreement relating to “iQs” software dated April 1, 2010 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software and Technology Co., Ltd.

Exhibit
Number	Description
†4.49
Translation of Franchise Agreement relating to “iQs” software dated April 1, 2010 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software Technology Co., Ltd. Shanghai Branch

†4.50
Translation of Franchise Agreement relating to “iQs” software dated April 1, 2010 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd.

†4.51
Translation of Franchise Agreement relating to “iQs” software dated April 1, 2010 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Xin He Software Technology Co., Ltd.

†4.52	Translation of Franchise Agreement relating to “iQs” software dated April 1, 2010 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Guangzhou Ninetowns Wang Li Software Co., Ltd.
†4.53
Translation of Franchise Agreement relating to “iDeclare V5.0” software dated October 1, 2010 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software and Technology Co., Ltd.

†4.54
Translation of Franchise Agreement relating to “iDeclare V5.0” software dated October 1, 2010 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software Technology Co., Ltd. Shanghai Branch

†4.55
Translation of Franchise Agreement relating to “iDeclare V5.0” software dated October 1, 2010 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd.

†4.56
Translation of Franchise Agreement relating to “iDeclare V5.0” software dated October 1, 2010 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Xin He Software Technology Co., Ltd.

†4.57
Translation of Franchise Agreement relating to “iDeclare V5.0” software dated October 1, 2010 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Guangzhou Ninetowns Wang Li Software Co., Ltd.

†4.58
Translation of Franchise Agreement relating to “iQs” software dated January 1, 2011 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software and Technology Co., Ltd.

†4.59
Translation of Franchise Agreement relating to “iQs” software dated January 1, 2011 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software Technology Co., Ltd. Shanghai Branch

†4.60
Translation of Franchise Agreement relating to “iQs” software dated January 1, 2011 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd.

†4.61
Translation of Franchise Agreement relating to “iQs” software dated January 1, 2011 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Xin He Software Technology Co., Ltd.

†4.62	Translation of Franchise Agreement relating to “iQs” software dated January 1, 2011 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Guangzhou Ninetowns Wang Li Software Co., Ltd.
4.63
Translation of Dalian Aviation Research and Testing Center Project Cooperation Agreement dated January 25, 2011 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Aviation Wanyuan Industry Co., Ltd.

4.64	Translation of State-owned Construction Land Use Right Grant Contract dated April 7, 2011 between Huainan Municipal Bureau of Land and Resources and Huainan Huacheng Estate Co., Ltd.
4.65
Translation of State-owned Construction Land Use Right Grant Contract (Parcel 10) dated April 29, 2011 between Dalian Municipal Bureau of Land and Resources and Dalian Aviation Changzheng Technology Development Co., Ltd.

Exhibit
Number	Description
4.66
Translation of State-owned Construction Land Use Right Grant Contract (Parcel 11) dated April 29, 2011 between Dalian Municipal Bureau of Land and Resources and Dalian Aviation Changzheng Technology Development Co., Ltd.

4.67	Translation of Debt Repayment Agreement dated June 22, 2011 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Xin He Software Technology Co., Ltd.
4.68	Translation of Debt Repayment Agreement dated June 22, 2011 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software Technology Co., Ltd.
4.69	Translation of Debt Repayment Agreement dated June 22, 2011 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Guangzhou Ninetowns Wang Li Software Co., Ltd.
8.1	Subsidiaries of Ninetowns Internet Technology Group Company Limited
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

12.1	Certification of principal executive officer pursuant to SEC Rule 13a-14(a)
12.2	Certification of principal financial officer pursuant to SEC Rule 13a-14(a)
13.1	Certification of principal executive officer pursuant to SEC Rule 13a-14(b)
13.2	Certification of principal financial officer pursuant to SEC Rule 13a-14(b)
15.1	Consent of GHP Horwath, P.C.
15.2	Consent of Conyers Dill & Pearman
15.3	Consent of Commerce & Finance Law Offices

*	Previously filed with the relevant Registration Statement on Form F-1, with the relevant Annual Report on Form 20-F or with the relevant Periodic Report on Form 6-K.

†	Certain portions of this Exhibit have been omitted based upon a request for confidential treatment. The omitted portions have been separately submitted to the Securities and Exchange Commission.

#	This Exhibit, which was previously filed is replaced by the Exhibit furnished along with this annual report.

Signatures
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
By:	/s/Shuang Wang
	Name:	Shuang Wang
	Title:	Chief Executive Officer
Date: June 30, 2011

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Ninetowns Internet Technology Group Company Limited
We have audited the accompanying consolidated balance sheets of Ninetowns Internet Technology Group Company Limited and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows and the financial statement schedule for each of the three years in the period ended December 31, 2010. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. In our opinion, the related financial statement schedule, when considered in relation to the basic financial statement taken as a whole, presents fairly in all material respects, the information set forth therein.
/s/ GHP HORWATH, P.C.
Denver, Colorado
June 30, 2011

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	As of December 31,
	2009	2010	2010
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	473,448	500,618	75,851
Restricted cash	790	245	37
Short-term investments:
Trading securities	917	523	79
Available-for-sale securities	170,309	231,339	35,051
Term deposits	25,000	8,154	1,235
Trade receivables:
Billed, less allowance for doubtful accounts of RMB31,416 in 2009 and RMB34,001 in 2010	17,413	1,488	226
Unbilled	708	554	84
Inventories	2,403	2,161	327
Prepaid expenses and other current assets	6,046	7,503	1,137
Deferred tax assets	1,008	794	120

Total current assets	698,042	753,379	114,147
Property and equipment, net	204,788	188,481	28,558
Investments under cost method	40,237	15,481	2,346
Acquired intangible assets, net	35,709	31,666	4,798
Other non-current assets	815	577	87

TOTAL ASSETS	979,591	989,584	149,936

(continued)

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONSOLIDATED BALANCE SHEETS (continued)
(In thousands, except share and per share data)

	As of December 31,
	2009	2010	2010
	RMB	RMB	US$
LIABILITIES AND EQUITY
Current liabilities:
Option liabilities	11,854	4,560	690
Accounts payable and accrued expenses	11,369	12,552	1,902
Advance from customers	10,476	5,919	897
Deferred revenue	10,453	10,699	1,621
Income taxes payable	6,577	316	48
Other taxes payable	672	984	149
Unrecognized tax liabilities	375	621	94

Total current liabilities	51,776	35,651	5,401

Non-current liabilities:
Deferred tax liabilities	713	342	52
Unrecognized tax liabilities	4,766	4,766	722

Total liabilities	57,255	40,759	6,175

Equity:
Shareholder’s equity of the Company
Ordinary shares, par value RMB0.027(HK$0.025) per share:
8,000,000,000 shares authorized; 35,118,556 shares issued and outstanding in 2009 and 36,742,832 shares issued and outstanding in 2010, respectively	929	965	146
Additional paid-in capital	885,045	916,719	138,897
Accumulated deficit	(33,163)	(23,414)	(3,548)
Statutory reserve	75,059	77,635	11,763
Accumulated other comprehensive loss	(5,445)	(23,080)	(3,497)

Total equity of the Company	922,425	948,825	143,761

Non-controlling interest	(89)	—	—

Total equity	922,336	948,825	143,761

TOTAL LIABILITIES AND EQUITY	979,591	989,584	149,936

See notes to consolidated financial statements.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Years Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Net revenues:
Enterprise software and related maintenance services	84,965	58,387	49,650	7,522
Software development services	19,458	17,363	23,809	3,607
Food sales and services	94	3,889	5,448	825

Total net revenues	104,517	79,639	78,907	11,954

Cost of revenues:
Enterprise software and related maintenance services	—	—	—	—
Software development services (including share-based compensation expense of RMB287 in 2008, RMB51 in 2009 and RMB8 in 2010)	(12,423)	(11,552)	(10,144)	(1,537)
Food sales and services	(76)	(6,308)	(6,910)	(1,047)

Total cost of revenues	(12,499)	(17,860)	(17,054)	(2,584)

Gross profit	92,018	61,779	61,853	9,370

Operating expenses:
Selling and marketing (including share-based compensation expense of RMB1,633 in 2008, RMB787 in 2009 and RMB607 in 2010)	(21,942)	(13,771)	(16,663)	(2,525)
General and administrative (including share-based compensation expense of RMB3,789 in 2008, RMB3,297 in 2009 and RMB26,741 in 2010)	(75,523)	(62,030)	(89,531)	(13,565)
Research and development (including share-based compensation expense of RMB1,162 in 2008, RMB332 in 2009 and RMB4,354 in 2010)	(18,566)	(17,373)	(15,695)	(2,378)
Allowance for doubtful accounts, net	(2,881)	(26,204)	(2,585)	(392)

Total operating expenses	(118,912)	(119,378)	(124,474)	(18,860)

(continued)

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS (continued)
(In thousands, except share and per share data)

	Years Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Loss from operations	(26,894)	(57,599)	(62,621)	(9,490)
Interest income	7,026	4,274	3,686	558
Gain on sales of short-term investments	9,866	35,474	65,146	9,871
Change in fair value of marketable options	—	27,684	(18,211)	(2,759)
Gain on disposal of investments under cost method	2,187	—	18,317	2,775
Other income	358	3,911	7,284	1,104

(Loss) income before income tax and non-controlling interest	(7,457)	13,744	13,601	2,059
Income tax expense	(836)	(4,100)	(878)	(133)

(Loss) income from continuing operations before non-controlling interest	(8,293)	9,644	12,723	1,926

Discontinued operations:
Loss from discontinued operations, including loss on disposal of discontinued operations of RMB nil in 2008, RMB nil in 2009 and RMB1,808 in 2010	(181,020)	(8,401)	(398)	(60)
Income tax	14,218	—	—	—

Loss from discontinued operations, net of tax	(166,802)	(8,401)	(398)	(60)

Net (loss) income	(175,095)	1,243	12,325	1,866

Attributable to non-controlling interest -discontinued operations	5,483	89	—	—

Attributable to the Company	(169,612)	1,332	12,325	1,866

(continued)

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS (continued)
(In thousands, except share and per share data)

	Years Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
(Loss) income from continuing operations per share:
Basic	(0.24)	0.28	0.35	0.05

Diluted	(0.24)	0.28	0.34	0.05

Loss from discontinued operations per share:
Basic	(4.61)	(0.24)	(0.01)	*

Diluted	(4.61)	(0.24)	(0.01)	*

(Loss) income attributable to the Company per share:
Basic	(4.85)	0.04	0.34	0.05

Diluted	(4.85)	0.04	0.33	0.05

Weighted average shares used in computation:
Basic	34,997,505	35,100,194	35,800,428	35,800,428
Diluted	34,997,505	35,100,194	37,291,534	37,291,534

*	less than $0.01
See notes to consolidated financial statements.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands, except share and per share data)

	Years Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Net (loss) income	(175,095)	1,243	12,325	1,866
Foreign currency translation loss	(4,126)	(5)	(10,572)	(1,602)
Unrealized (loss) gain on available-for-sale securities	(5,999)	16,451	(7,063)	(1,070)

Comprehensive (loss) income	(185,220)	17,689	(5,310)	(806)
Less: comprehensive income attributable to the non-controlling interest	5,483	89	—	—

Comprehensive (loss) income attributable to the Company	(179,737)	17,778	(5,310)	(806)

See notes to consolidated financial statements.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except share and per share data)

				Retained		Accumulated
			Additional	Earnings		Other	Non-
	Ordinary Shares		Paid-in	(Accumulated	Statutory	Comprehensive	Controlling
	Shares	Amount	Capital	Deficit)	Reserve	(Loss) Income	Interest	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2008	34,991,834	926	873,568	145,345	64,831	(11,766)	5,483	1,078,387
Issuance of ADR shares for the exercises of employee share options	6,186	—	142	—	—	—	—	142
Provision for statutory reserve	—	—	—	(905)	905	—	—	—
Net loss	—	—	—	(169,612)	—	—	(5,483)	(175,095)
Foreign currency translation adjustments	—	—	—	—	—	(4,126)	—	(4,126)
Employee share options compensation	—	—	6,871	—	—	—	—	6,871
Unrealized loss on available-for-sale securities	—	—	—	—	—	(5,999)	—	(5,999)

Balance as of December 31, 2008	34,998,020	926	880,581	(25,172)	65,736	(21,891)	—	900,180
Issuance of ADR shares for the exercises of employee share options	120,536	3	(3)	—	—	—	—	—
Provision for statutory reserve	—	—	—	(9,323)	9,323	—	—	—
Net income (loss)	—	—	—	1,332	—	—	(89)	1,243
Foreign currency translation adjustments	—	—	—	—	—	(5)	—	(5)
Employee share options compensation	—	—	4,467	—	—	—	—	4,467
Unrealized gain on available-for-sale securities	—	—	—	—	—	16,451	—	16,451

Balance as of December 31, 2009	35,118,556	929	885,045	(33,163)	75,059	(5,445)	(89)	922,336
Issuance of ADR shares for employee stock compensation	1,624,276	36	(36)	—	—	—	—	—
Provision for statutory reserve	—	—	—	(2,576)	2,576	—	—	—
Sale of non-controlling interest	—	—	—	—	—	—	89	89
Net income	—	—	—	12,325	—	—	—	12,325
Foreign currency translation adjustments	—	—	—	—	—	(10,572)	—	(10,572)
Employee share options compensation	—	—	31,710	—	—	—	—	31,710
Unrealized loss on available-for-sale securities	—	—	—	—	—	(7,063)	—	(7,063)

Balance as of December 31, 2010	36,742,832	965	916,719	(23,414)	77,635	(23,080)	—	948,825

		US$146	US$138,897	(US$3,548)	US$11,763	(US$3,497)	—	US$143,761

See notes to consolidated financial statements.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share and per share data)

	Years Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net (loss) income	(175,095)	1,243	12,325	1,866
Adjustments to reconcile (loss) income to net cash (used in) provided by operating activities:
Loss on disposal of property and equipment	2,406	1,291	1,055	160
Depreciation of property and equipment	17,922	16,916	17,321	2,624
Amortization of other non-current assets	103	116	102	15
Amortization of acquired intangible assets	18,991	5,560	4,043	613
Gain on sale of trading securities	(9,866)	(6,881)	(4,012)	(608)
(Gain) loss on sale of available-for-sale securities	—	(14,461)	1,656	251
Gain on disposal of investments under cost method	(2,187)	—	(18,317)	(2,775)
Gain on sales of property	—	(633)	(24)	(4)
Allowance for doubtful accounts	2,881	27,020	2,585	392
Goodwill impairment	78,081	—	—	—
Property and equipment impairment	4,339	—	—	—
Intangible assets impairment	43,747	—	—	—
Loss on disposal of subsidiary	—	—	2,028	307
Employee share-based compensation	6,871	4,467	31,710	4,805
Gain from short sale of stock options	—	(41,810)	(45,988)	(6,968)
Changes in operating assets and liabilities:
Trade receivables	623	(10,438)	7,251	1,099
Inventories	5,644	(1,036)	124	19
Prepaid expenses and other current assets	9,739	821	52	8
Accounts payable and accrued expenses	(6,794)	(2,180)	6,325	958
Advance from customers	(6,150)	2,166	(4,309)	(653)
Deferred revenue	(11,080)	(10,939)	650	99
Income taxes payable	(868)	5,232	(6,015)	(911)
Other taxes payable	47	(963)	450	68
Deferred taxes, net	(13,235)	(1,969)	(158)	(24)

Net cash (used in) provided by operating activities	(33,881)	(26,478)	8,854	1,341

Cash flows from investing activities:
Decrease (increase) in restricted cash	183	(120)	545	82
(Increase) decrease of term deposits	(2,000)	3,000	16,846	2,552
Cash paid for investments under cost method	(7,085)	—	—	—
Proceeds from sales of trading securities	27,516	20,126	38,490	5,833
Purchase of trading securities	(17,650)	(14,162)	(34,083)	(5,164)
Purchases of available-for-sale securities	(5,061)	(306,648)	(248,058)	(37,585)
Proceeds from sale of available-for-sale securities	—	177,179	173,693	26,317
Proceeds from short sale of options	—	73,508	37,594	5,696
Cover short or assignment of option liabilities	—	(19,835)	(931)	(141)
Purchase of property and equipment	(13,397)	(5,976)	(2,798)	(424)
Proceeds from sale of property	—	872	77	12
Purchase of intangible assets	(30,156)	—	—	—
Deposits paid for acquisition of property and equipment	—	(4,802)	(2,098)	(318)
Dividends received on investment	—	—	6,134	930
Proceeds from disposal of investments under cost method	7,714	—	36,301	5,500
Proceeds from liquidation of an affiliate	2,450	—	—	—
Proceeds from disposal of subsidiaries	—	—	2,699	409
Cash disposed of on sale of subsidiaries	—	—	(2,650)	(401)
Return of deposit for acquisition of property and equipment	120	—	—	—

Net cash (used in) provided by investing activities	(37,366)	(76,858)	21,761	3,298

(continued)

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(In thousands, except share and per share data)

	Years Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Net cash provided by financing activities	—	—	—	—

Effect of exchange rate changes on cash	(1,974)	142	(3,445)	(522)

Net (decrease) increase in cash and cash equivalents	(73,221)	(103,194)	27,170	4,117
Cash and cash equivalents at the beginning of the year	649,863	576,642	473,448	71,734

Cash and cash equivalents at the end of the year	576,642	473,448	500,618	75,851

Supplemental disclosure of non-cash investing activities:
Other receivable for sale of property and equipment	—	642	—	—
Supplemental cash flow information:
Cash paid during the year for income taxes	780	881	1,820	276

See notes to consolidated financial statements.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In thousands, except share and per share data)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES
Ninetowns Internet Technology Group Company Limited (“Ninetowns”) was incorporated in the Cayman Islands as an exempted limited liability company on February 8, 2002 under the Companies Law of the Cayman Islands. Substantially all of Ninetowns’ business is conducted in the People’s Republic of China (the “PRC”) through its subsidiaries and variable interest entity (“VIE”). Ninetowns, its subsidiaries, and its VIE (collectively, the “Company”) are principally engaged in (i) the sale of enterprise software and provision of the related after-sales maintenance services, (ii) software development services, (iii) from April 2007 to March 2009, Business to Business (“B2B”) search engine operations and the provision of B2B search services, and (iv) beginning in the first half of 2009, the provision of food sales and services targeting Chinese consumers.
As of December 31, 2010, a summary of the subsidiaries and VIE of Ninetowns was as follows:

	Place of
	incorporation/	Effective
Name of entity	establishment	ownership interest	Principal activities
Subsidiaries:
Ixworth Enterprises Limited	British Virgin Islands (“BVI”)	100%	Investment holding
Asia Pacific Logistics Limited	BVI	100%	Investment holding
Better Chance International Limited	BVI	100%	Investment holding
Beprecise Investments Limited	BVI	100%	Investment holding
Ample Spring Holdings Limited	BVI	70%	Inactive
New Take Limited	Hong Kong	100%	Investment holding
Shielder Limited	Hong Kong	100%	Investment holding
Ninetowns Land Group Limited (“Ninetowns Land”) (i)	BVI	100%	Inactive
China Genotown Development Holding Limited (“Genotown”) (ii)	BVI	100%	Inactive
Ninetowns Organic Agricultural Holdings Limited	BVI	100%	Inactive
Beijing New Take Electronic Commerce Limited (“Beijing New Take”)	PRC	100%	Inactive
Beijing Ninetowns Times Electronic Commerce Limited (“Beijing Ninetowns Times”)	PRC	100%	Inactive
Beijing Ninetowns Ports Software and Technology Co., Ltd (“Beijing Ninetowns Ports”)	PRC	100%	Sale of enterprise software and provision of the related after-sales services, and provision of software development services

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 (continued)
(In thousands, except share and per share data)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES-continued

	Place of
	Incorporation/	Effective
Name of entity	Establishment	ownership interest	Principal activities
Beijing Ninetowns Suitable Estate Co., Limited (“Ninetowns Suitable Estate”) (iii)	PRC	100%	Sale of enterprise software and provision of the related after-sales services, and provision of technique consulting services
Guangdong Ninetowns Technology Co., Ltd. (“Guangdong Ninetowns”)	PRC	100%	Sale of enterprise software and provision of the related after-sales services, and provision of software development services
Beijing Ninetowns Software Co., Ltd. (“Beijing Software”)	PRC	100%	Inactive
Dongguan Ninetowns Software Co., Ltd. (“Dongguan Software”)	PRC	100%	Provision of enterprise software services
VIE and its subsidiaries:
Beijing Ronghe Tongshang Network Technology Limited (“Ronghe Tongshang”)	PRC	100%	Investment holding
Beijing Ninetowns Sky Eco-agriculture Co., Ltd. (“Beijing Sky”) (a wholly-owned subsidiary of Ronghe Tongshang)	PRC	100%	Sale of dietary products, daily necessities, home appliances and crop cultivation
Shanghai Tootoo Eco-agriculture Co., Ltd. (“Shanghai Tootoo”) (a wholly-owned subsidiary of Beijing Sky)	PRC	100%	Cultivation and sales of crops and technical consultation and services related to agricultural sales

(i)	Ninetowns Land, formerly knowns as Nine Masters (China) E-Catering Services Holdings Company Limited, changed its name on February 5, 2010.

(ii)	Genotown, a wholly-owned subsidiary of the Company, was incorporated on January 5, 2010.

(iii)	Ninetowns Suitable Estate, formerly known as Beijing Ninetowns Network and Software Co., Ltd., changed its name on April 21, 2010.

(iv)	Beijing Ninetowns Digital Technology Limited, a wholly-owned subsidiary of the Company, was dissolved on November 15, 2010.

(v)	Guangdong Nine Masters E-Catering Management Co., Ltd., a wholly-owned subsidiary of the Company, was dissolved on September 9, 2010.

(vi)	Shanghai Nine Masters Meihuilong Catering Management Co., Ltd. (“Shanghai Meihuilong”), a wholly-owned subsidiary of the Company, was sold on September 27, 2010 (Note 3).

(vii)	Beijing Baichuan Tongda Science and Technology Development Co., Ltd. (“Baichuan Tongda”), a former VIE of the Company, was terminated on August 3, 2010.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 (continued)
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
Through March, 2009, the Company conducted its B2B business through Ronghe Tongshang and Baichuan Tongda, also a VIE of the Company. In conjunction with the Company’s overall strategy to exit the B2B business, the underlying contractual relationship with Baichuan Tongda was terminated in August 2010 (Note 3).

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 (continued)
(In thousands, except share and per share data)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES-continued
Financial positions and operating results for VIE are summarized below:

	As of December 31,
	2009	2010
	RMB	RMB
Total assets	57,202	37,098
Total liabilities (consisting primarily of other current liabilities)	(2,776)	(2,668)

	Years Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Total net revenues	1,100	4,136	5,448
Total net loss	(16,803)	(9,038)	(14,542)
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES
Basis of presentation - The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”). All amounts in the accompanying consolidated financial statements and the related notes are expressed in Renminbi (“RMB”). The amounts expressed in United States dollars (“US$”) are presented solely for the convenience of the readers and are translated at a rate of RMB6.60 to US$1, the approximate rate of exchange at December 31, 2010. Such translations should not be construed to be the amounts that would have been reported under US GAAP.
Certain amounts in the 2008 and 2009 financial statements and the related notes have been retrospectively adjusted to reflect the effect of discontinued operations as described in Note 3.
Basis of consolidation - The consolidated financial statements include the financial statements of Ninetowns and its subsidiaries and VIE. All significant intercompany transactions and balances are eliminated on consolidation.
Use of estimates - The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include the allowance for doubtful accounts, estimated costs to complete in a percentage of completion arrangement, estimated useful lives and impairment of acquired intangible assets, valuation allowance for deferred tax assets and fair values of derivatives.
Cash and cash equivalents - Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments, which are unrestricted as to withdrawal and use, and have remaining maturities of three months or less when purchased.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 (continued)
(In thousands, except share and per share data)
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES-continued
Restricted cash -The Company’s restricted cash is related to deposits required by certain customers for software development services provided by the Company.
Term deposits - Term deposits consist of deposits placed with financial institutions with remaining maturities of greater than three months but less than one year.
Short-term investments - To enable the Company to better manage its assets for long-term growth, the Company periodically invests its excess cash in highly liquid equity securities. In addition, from time to time the Company may write call and put options through listed exchanges as part of its investment strategy. The Company’s investment committee approves the investment policy covering the investment parameters to be followed with the primary goals being the safety of principal and maintaining the liquidity of funds. Short-term investments are comprised of marketable equity securities, which are classified as trading and available-for-sale. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with realized and unrealized gains and losses recognized in earnings. Short-term investments classified as available for sale are stated at fair values. Unrealized gains or losses on available-for-sale securities from the changes in fair value are recorded in equity as other comprehensive income (loss). Realized gains or losses, based upon the specific identification method, on the disposal of available-for-sale securities are recorded in earnings.
The Company reviews investments in available-for-sale securities as of each balance sheet date for other-than-temporary declines in fair value. If the Company determines that a decline in fair value is other-than-temporary (OTTI), accumulated unrealized loss is accounted for as realized loss and included in earnings. The Company recorded an OTTI loss of RMB1,683 in 2009. No OTTI losses were recorded during the years ended December 31, 2008 and 2010.
Derivative financial instruments, consisting of written call and put options (option liabilities), are initially recorded at fair value and are re-valued at each reporting date, with changes in fair value included in earnings.
Inventories - Inventories, consisting of computer accessories, food products and related consumables, are stated at the lower of cost or market price. Cost is determined by the first in first out method. Provision for diminution in value on inventories is made using the specific identification method. No inventory provisions were made in 2008, 2009 and 2010.
Trade receivables and allowance for doubtful accounts - Trade receivables mainly represents amounts earned and collectible from customers. The Company provides an allowance for doubtful accounts based on its aging analysis of trade receivables, customers’ credit-worthiness, past collection history, and changes in customers’ payment terms. The Company also provides a specific allowance if there is strong evidence that indicates the trade receivables are uncollectible, and writes off such trade receivables and specific allowance within one year if circumstances are not improved. Trade receivables in the consolidated balance sheet are net of such allowance.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 (continued)
(In thousands, except share and per share data)
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES-continued
Changes in the allowance for doubtful accounts were as follows for the years ended December 31, 2008, 2009 and 2010:

	2008	2009	2010
	RMB	RMB	RMB
Balance at January 1,	23,299	5,293	31,416
Provision for allowance for doubtful debts	3,702	26,385	2,585
Recovery	(821)	—	—
Write offs	(20,887)	(262)	—

Balance at December 31,	5,293	31,416	34,001

Property and equipment - Property and equipment are recorded at cost less accumulated depreciation, amortization and provision for impairment loss. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets. Estimated useful lives of property and equipment are as follows:

Buildings	20 years
Agricultural equipment	10 years
Leasehold improvements	shorter of lease term or 5 years
Furniture, fixtures and office equipment	5 years
Computer equipment	5 years
Motor vehicles	5 years
Acquired intangible assets - Acquired intangible assets, which consist primarily of customer relationships, buyer database, completed technology, purchased software for internal use and land use right, are carried at cost, less accumulated amortization and provision for impairment loss.
Amortization is calculated on a straight-line basis over the expected useful life of the assets of five years, except for the land use right which is amortized over fifty years. Amortization expenses for the years ended December 31, 2008, 2009 and 2010 were RMB18,991, RMB5,560 and RMB4,043, respectively.
Impairment of long-lived assets - The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company adjusts the carrying value of the asset based on the fair value and recognizes an impairment loss. Fair value is estimated using expected discounted future cash flows. Impairment losses recognized in the years ended December 31, 2008, 2009 and 2010 were RMB48,086, RMB nil and RMB nil, respectively. The impairment charge of RMB48,086 in 2008 is related to the Company’s discontinued B2B services segment.
Investments under cost method - For investment in an investee over which the Company does not have significant influence, the Company carries the investment at cost adjusted for other-than-temporary declines in fair value, and recognizes income when receiving dividends from distributions of the investee’s earnings. The Company reviews its investments under cost method for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. An impairment loss is

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 (continued)
(In thousands, except share and per share data)
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES-continued
recognized in earnings equal to the difference between the investment cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. No impairment charge was recorded for the years ended December 31, 2008, 2009 and 2010.
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
The Company recognizes the impact of an uncertain income tax position on the income tax return at the largest amount that is more likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. The Company recognizes interest and penalties related to uncertain tax benefits as a component of income tax expense. The Company’s tax years from 2003 to 2010 are subject to examination by the tax authorities.
Revenue recognition - The Company’s revenue is derived from three primary sources: (i) sale of enterprise software and related customer maintenance services; (ii) software development services; (iii) food sales and, through September 2010, catering services.
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
Revenues from food sales are generally recognized upon delivery and through September, 2010, revenues from catering services were generally recognized when the catering services were provided.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 (continued)
(In thousands, except share and per share data)
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES-continued
With the exception of rebates of value added tax on sales of software and related maintenance services (“VAT rebate”) received from the Chinese tax authorities as part of the PRC government’s policy of encouraging software development in the PRC, the Company reports revenue net of business tax. The VAT rebate was RMB2,910, RMB853 and RMB482 during 2008, 2009 and 2010, respectively. Pursuant to certain PRC rules relating to value-added tax, Beijing Ninetowns Ports and Beijing Ninetowns Suitable Estate are entitled to a rebate of value-added tax paid, at a rate of 14% of the sales value for self-developed software products, excluding revenues from maintenance services and upgrade rights that are sold separately.
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
Advertising costs - Advertising costs are expensed in the period incurred. The Company incurred advertising costs totaling RMB8,298, RMB1,580 and RMB1,886 during the years ended December 31, 2008, 2009 and 2010, respectively.
Foreign currency translation - The functional currency of the Company’s subsidiaries and VIE established in the PRC is RMB. The functional currency of Ninetowns and its subsidiaries established in countries other than the PRC is the US dollar. Transactions denominated in other currencies are recorded in the applicable functional currencies at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into the applicable functional currencies at rates of exchange in effect at the balance sheet dates. Non-monetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Exchange gains and losses are recorded in the consolidated statements of operations.
The Company has chosen RMB as its reporting currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchanges rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income/loss in the statement of changes in equity.
Comprehensive income - Comprehensive income includes net income/loss, foreign currency translation adjustments and unrealized gain or loss on investments in available-for-sale securities.
Fair value measurement - Short-term investments and option liabilities are stated at fair value. The carrying value of all other financial instruments approximates their fair value due to the short-term nature of these instruments.
Accounting Standards Codification (“ASC”) 820 defines fair value, establishes a framework for measuring fair value, and provides disclosure requirements about fair value measurements. It also establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 (continued)
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
Net income/loss per share - Basic net income/loss per share is computed by dividing net income/loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted net income/loss per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised. Ordinary share equivalents are excluded from the computation of the diluted net income/loss per share in periods when their effect would be anti-dilutive.
Recently issued accounting pronouncements - In October 2009, the Financial Accounting Standards Board issued amendments to address the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Vendors often provide multiple products or services to their customers. Those deliverables often are provided at different points in time or over different time periods. ASC 605-25, Revenue Recognition—Multiple-Element Arrangements, establishes the accounting and reporting guidance for arrangements under which the vendor will perform multiple revenue-generating activities. Specifically, it addresses how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. These amendments are not expected to have a material impact on the Company’s financial condition or results of operations. The amendments are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010.
3.	DISCONTINUED OPERATIONS
In March 2009, the Company announced that it had undertaken a thorough review of its overall B2B strategy for international trade and decided to discontinue its tootoo.com business. This decision was made in light of the major changes in the global economic environment. Tootoo.com was originally developed as a B2B search and service provider for suppliers and buyers engaged in international trade.
In August 2010, the Company sold Shanghai Meihuilong, its wholly-owned subsidiary, that provided catering services to institutional customers. Management believes that the sale allows the Company to optimize its food related segment resources to focus on the development of the e-grocery food business, which targets individual consumers.
In August 2010, the Company terminated its contractual relationships with Baichuan Tongda, its former VIE, and in connection therewith, received cash of approximately RMB1,500 (US$227).

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 (continued)
(In thousands, except share and per share data)
3.	DISCONTINUED OPERATIONS-continued
Summarized operating results from discontinued operations included in the Company’s consolidated statements of operations are as follows:

	Years Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB

Net revenues	2,496	14,995	19,271

(Loss) income before income taxes	(181,020)	(8,401)	1,410
Loss from disposal of the discontinued component	—	—	(1,808)
Income tax benefit	14,218	—	—

Loss from discontinued operations, net of tax	(166,802)	(8,401)	(398)
Non-controlling interest in discontinued operations	5,483	89	—

Loss from discontinued operations	(161,319)	(8,312)	(398)

Loss per share from discontinued operations -basic	(4.61)	(0.24)	(0.01)

Loss per share from discontinued operations -diluted	(4.61)	(0.24)	(0.01)

4.	SHORT-TERM INVESTMENTS
Short-term investments include trading securities and available-for-sale securities. Trading securities consist of investments in marketable equity securities with the intention of selling them in the short term. Available-for-sale securities consist principally of equity securities and balanced funds without a contractual expiration date issued by major financial institutions.
The following table provides additional information concerning the Company’s trading securities and available-for-sale securities:
Trading securities:

	December 31, 2009 (RMB)				December 31, 2010 (RMB)
		Gross	Gross			Gross	Gross
		realized	realized	Fair		realized	realized	Fair
	Cost	gains	losses	value	Cost	gains	losses	value
Trading securities	917	—	—	917	523	—	—	523

Total	917	—	—	917	523	—	—	523

Available-for-sale securities:

	December 31, 2009 (RMB)					December 31, 2010 (RMB)
		Gross	Gross	Other-than			Gross	Gross	Other-than
		unrealized	unrealized	-temporary	Fair		unrealized	unrealized	-temporary	Fair
	Cost	gains	losses	impairment	value	Cost	gains	losses	impairment	value
Available-for-sale securities	158,674	13,488	(171)	(1,682)	170,309	226,452	6,372	(1,485)	—	231,339

Total	158,674	13,488	(171)	(1,682)	170,309	226,452	6,372	(1,485)	—	231,339

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 (continued)
(In thousands, except share and per share data)
4.	SHORT-TERM INVESTMENTS-continued
Proceeds, gross realized gains and gross realized losses on securities classified as available for sale for the years ended December 31, 2008, 2009 and 2010 are as follows:

	Years Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Proceeds	—	177,179	173,693
Gross realized gains	—	27,823	1,866
Gross realized losses	—	(13,362)	(3,522)
The summary of trading and available-for-sale securities measured and recorded at fair value on a recurring basis as of December 31, 2010 is as follows:

		Fair Value Measurements at Reporting Date Using
		Quoted Prices in	Significant Other	Significant
		Active Markets	Observable	Unobservable
	December 31,	for Identical	Inputs	Inputs
	2010	Assets (Level 1)	(Level 2)	(Level 3)
Description	(RMB)	(RMB)	(RMB)	(RMB)
Available-for-sale securities	231,339	231,339	—	—
Trading securities	523	523	—	—

Total	231,862	231,862	—	—

5.	INVENTORIES
Inventories consisted of the following:

	December 31,
	2009	2010
	RMB	RMB

Computer accessories	1,107	1,411
Food products and related consumables	1,296	750

	2,403	2,161

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 (continued)
(In thousands, except share and per share data)
6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS
Prepaid expenses and other current assets consisted of the following:

	December 31,
	2009	2010
	RMB	RMB

Advances to employees	1,242	785
Prepaid expenses	2,089	1,333
Deposits for office rental, utilities	1,094	1,011
Interest receivable for term deposits	242	30
Value added tax recoverable	268	164
Other receivables	1,111	4,180

	6,046	7,503

7.	PROPERTY AND EQUIPMENT, NET
Property and equipment, net consisted of the following:

	December 31,
	2009	2010
	RMB	RMB

Buildings	197,452	196,409
Leasehold improvements	7,885	6,926
Furniture, fixtures and office equipment	5,774	4,278
Computer equipment	30,600	30,227
Motor vehicles	7,859	7,586
Agricultural equipment	—	3,678

Total	249,570	249,104
Less: accumulated depreciation and amortization	(44,782)	(60,623)

Property and equipment, net	204,788	188,481

Depreciation and amortization expenses for the years ended December 31, 2008, 2009 and 2010 were RMB17,922, RMB16,916, and RMB17,316, respectively.
8.	INVESTMENTS UNDER COST METHOD

	December 31,
	2009	2010
	RMB	RMB

Global Market	28,663	10,981
Tophere	4,500	4,500
GCL	7,074	—

	40,237	15,481

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
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 (continued)
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
In 2008, the Company entered into a share repurchase agreement with Global Market, under which Global Market repurchased 309,468 Series A preferred shares from the Company for a cash consideration of RMB7,725 (US$1,112) and the Company’s equity interest in Global Market was further reduced to 9.03%. The Company recognized a gain of RMB2,187 (US$321) upon the disposal of the Series A preferred shares in 2008.
In 2009, Global Market completed a stock split whereby each share of US$0.001 in the share capital was subdivided into twenty-five shares of US$0.00004 each. After the split, the Company’s equity interest continued to be 9.03%.
In June 2010, Global Market declared a cash payment of special dividends to the holders of its ordinary shares, Series A preferred shares and Series B preferred shares. The Company received dividends of RMB6,164 (US$934), which is included in the gain on disposal of investments under cost method in the statement of operations.
In June 2010, the Company entered into a share purchase agreement with Global Market, under which Global Market and Shanghai International Growth Investment Limited purchased 24,714,225 Series A preferred shares from the Company for a cash consideration of RMB26,448 (US$3,875). The Company recognized a gain of RMB9,186 (US$1,392) on the disposal of the series A preferred shares in 2010. The Company’s equity interest in Global Market was further reduced to 3.55%.
In November 2007, the Company entered into an agreement with Hangzhou Tophere Info-Tech Inc. (“Tophere”), a Chinese B2B food and beverage trade facilitator headquartered in Hangzhou, to acquire a 19.8% equity interest for a cash consideration of RMB4,500. Because the Company cannot exercise significant influence over Tophere, the investment is accounted for under the cost method.
In June 2008, the Company entered into an investment agreement with Pearl Ever Group Limited (“Pearl Ever”), under which the Company, through Pearl Ever, invested RMB7,085 (US$1,000) into GCL Silicon Technology Holdings Inc. (“GCL”) for a 0.06% interest in GCL’s equity. Because the Company could not exercise significant influence over GCL, the investment was accounted for under the cost method.
In May 2010, the Company sold part of the investment in GCL, and received RMB7,626 (US$1,117). In September 2010, the Company sold the rest of the investment in GCL, and received RMB2,306 (US$349). The Company recorded a gain of approximately RMB2,967 (US$450) on the disposal.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 (continued)
(In thousands, except share and per share data)
9.	ACQUIRED INTANGIBLE ASSETS, NET
Acquired intangible assets, net consisted of the following:

	December 31,
	2009	2010
	RMB	RMB

Customer lists and relationships	6,131	6,131
Completed technology	5,251	5,251
Purchased software for internal use	17,200	17,200
Land use right	30,156	30,156

Total	58,738	58,738
Less: Accumulated amortization	(23,029)	(27,072)

Acquired intangible assets, net	35,709	31,666

In October 2008, the Company acquired a land use right from Yizhuang Substation of the PRC Country Resources Bureau for RMB30,156. The land use right has a contractual useful life of 50 years.
Amortization expenses for the years ended December 31, 2008, 2009, and 2010 were RMB18,991, RMB5,560, and RMB4,043, respectively.
The following table represents the total estimated amortization of intangible assets for the next five years:

For the Year Ending December 31	Estimated Amortization Expense
RMB
2011	3,470
2012	603
2013	603
2014	603
2015	603

5,882

10.	OPTION LIABILITIES
The Company writes call and put options through listed exchanges. When the Company writes an option, an amount equal to the premium received by the Company is recorded as a liability and is subsequently adjusted to the current fair value of the option written. Premiums received from writing options that expired are treated by the Company on the expiration date as realized gains from investments. If a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether the Company has realized a gain or loss. If a put option is exercised, the premium is deducted from the total purchase price in determining the cost of the underlying security. The Company, as the option writer of an option, bears the market risk of an unfavorable change in the price of the security underlying the written options. At December 31, 2010, option liabilities included liabilities for call options of RMB2,104 and put options of RMB2,456.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 (continued)
(In thousands, except share and per share data)
11.	ACCOUNTS PAYABLE AND ACCRUED EXPENSES
Accounts payable and accrued expenses consisted of the following:

	December 31,
	2009	2010
	RMB	RMB
Accounts payable and other payables	5,565	4,602
Salary and wages	2,449	4,064
Professional fees	87	982
Office expenses payable	1,088	1,045
Accrued expenses	2,180	1,859

	11,369	12,552

12.	INCOME TAXES
Ninetowns is a tax exempted company incorporated in the Cayman Islands. No provision for Hong Kong Profits Tax has been made as the subsidiaries incorporated in Hong Kong had no assessable profits earned or derived from Hong Kong during the years ended December 31, 2008, 2009 and 2010. The subsidiaries incorporated in the PRC other than Hong Kong are governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “Income Tax Laws”).
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
Under the New Income Tax Law, if the PRC subsidiaries and VIE wish to qualify for a preferential rate for years commencing on or after January 1, 2008, they will need to qualify as a “High and New Technology Enterprise Strongly Supported by the State”. Until the PRC subsidiaries and VIE receive official approval for this new status, they will be subject to the statutory 25% tax rate. Furthermore, under the New Income Tax Law a “resident enterprise”, which includes an enterprise established outside of the PRC with management located in the PRC, will be subject to PRC income tax. If the PRC tax authorities determine that the Company and its subsidiaries registered outside the PRC should be deemed a resident enterprise under the new tax law, the Company and its subsidiaries registered outside the PRC will be subject to PRC income tax at a rate of 25%.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 (continued)
(In thousands, except share and per share data)
12.	INCOME TAXES-continued
In 2008, 2009 and 2010, Beijing New Take, Beijing Ninetowns Times, Ninetowns Suitable Estate, Ronghe Tongshang, Beijing Software, Beijing Sky, Shanghai Tootoo and Dongguan Software were subject to an enterprise income tax rate of 25%.
Beijing Ninetowns Ports was awarded the certificate of “New and High Technology Enterprise” and was taxed at an income tax rate of 15% for the years ended December 31, 2009 and 2010. In 2008, Beijing Ninetowns Ports was taxed at an income tax rate of 25%.
Guangdong Ninetowns was awarded the certificate of “New and High Technology Enterprise” and was taxed at an income tax rate of 15% for the years ended December 31, 2009 and 2010. In 2008, Guangdong Ninetowns was under the grandfather treatment and enjoyed its unexpired tax holiday with a rate of 7.5%.
During the years ended December 31, 2008, 2009 and 2010, if the Company’s subsidiaries in the PRC had not been awarded tax holidays or had special tax concessions, they would have recorded an additional provision for income taxes totaling RMB nil, RMB501 and RMB838, respectively. Basic net income (loss) per share would have been changed to RMB(4.85), RMB0.02 and RMB0.32, and diluted net income (loss) per share would have been changed to RMB(4.85), RMB0.02 and RMB0.31 for the years ended December 31, 2008, 2009, and 2010, respectively.
Income tax expense consisted of the following:

	Years Ended December 31
	2008	2009	2010
Current tax	(147)	6,070	1,036
Deferred tax	983	(1,970)	(158)

	836	4,100	878

As of December 31, 2009 and 2010, significant temporary differences between the tax basis and financial statement basis of accounting for assets and liabilities that gave rise to deferred taxes were principally related to the following:

	December 31
	2009	2010
	RMB	RMB
Current deferred tax assets (liabilities)
Short-term deferred revenue (B2G)	1,463	1,879
Less: valuation allowances	(455)	(1,085)

Current deferred tax assets	1,008	794

Non-current deferred tax assets
Net operating loss carry forwards	8,105	8,767
Less: valuation allowances	(8,105)	(8,767)

Non-current deferred tax assets	—	—

Non-current deferred tax liabilities
Accelerated depreciation of property and equipment	(713)	(342)

Non-current deferred tax liabilities	(713)	(342)

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 (continued)
(In thousands, except share and per share data)
12.	INCOME TAXES-continued
The Company has operating loss carry forwards totaling RMB32,825 and RMB35,787 as of December 31, 2009 and 2010, respectively, all of which were from PRC subsidiaries and will expire on December 31, 2014 and December 31, 2015.
As of December 31, 2009 and 2010, a valuation allowance was provided against deferred tax assets arising from net operating loss carry-forwards, and short-term deferred revenue of certain PRC subsidiaries and VIE due to the uncertainty of realization. Adjustment will be made to the valuation allowance if events occur in the future that indicate changes in the amount of deferred tax assets that may be realized.
The Company operates through multiple subsidiaries and VIE and the valuation allowances are considered separately for each subsidiary and VIE. The Company does not file consolidated tax returns, therefore, losses and deferred taxes from one subsidiary or VIE may not be used to offset another subsidiary’s or VIE’s earnings or deferred taxes.
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
Aggregate undistributed earnings of the Company’s subsidiaries and its VIE’s located in the PRC that are available for distribution to the Company of approximately RMB550,000 and RMB552,883 at December 31, 2009 and 2010 are considered to be indefinitely reinvested, and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. The Chinese tax authorities have clarified that distributions made out of pre-January 1, 2008 retained earnings will not be subject to the withholding tax.
A reconciliation between income tax expense (benefit) computed by applying the PRC statutory income tax rate of 25% to income (loss) before income taxes and the actual provision for income taxes is as follows:

	Years Ended December 31,
	2008	2009	2010

PRC statutory income tax	(25.0%)	25.0%	25.0%
Expenses not deductible for tax purposes	18.2%	20.2%	18.1%
Provision for withholding tax on inter-company distributions	—	34.6%	—
Permanent differences	12.0%	(30.1%)	(32.1%)
Tax exemption and tax relief granted to PRC subsidiaries	(9.7%)	(5.7%)	(1.0%)
Effect on deferred taxes due to changes in tax rates under the new law for certain subsidiaries	(6.7%)	(14.3%)	(3.5%)

	(11.2%)	29.8%	6.5%

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 (continued)
(In thousands, except share and per share data)
12.	INCOME TAXES-continued
A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

RMB
Balance at January 1, 2009	295
Additions based on tax positions related to the current year	4,989
Reversal based on tax positions related to the current year	(143)

Balance at December 31, 2009	5,141
Additions based on tax position related to the current year	246
Reversal based on tax positions related to the current year	—

Balance at December 31, 2010	5,387

The Company does not anticipate any significant change within 12 months of this reporting date to its uncertain tax positions. Interest and penalties recognized in the statement of operations and current liabilities were not significant in 2008, 2009 and 2010.
13.	OTHER TAXES PAYABLE

	December 31,
	2009	2010
	RMB	RMB
Individual income tax withholding	144	127
Business tax payable	1,231	1,540
Value added taxes payable (recoverable), net	(703)	(708)
Property tax	—	25

	672	984

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

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 (continued)
(In thousands, except share and per share data)
14.	NET (LOSS) INCOME PER SHARE
The following table sets forth the computation of basic and diluted (loss) income per share for the periods indicated:

	Years Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB

Numerator used in basic (loss) income per share:
(Loss) income from continuing operations before non-controlling interest	(8,293)	9,644	12,723
Loss from discontinued operations attributable to the Company	(161,319)	(8,312)	(398)

Net (loss) income attributable to the Company	(169,612)	1,332	12,325

Shares (denominator):
Weighted average ordinary shares outstanding	34,997,505	35,100,194	35,800,428
Plus: incremental shares from assumed conversion of stock options	—	—	1,491,106

Weighted average ordinary shares outstanding used in computing diluted (loss) income per ordinary share	34,997,505	35,100,194	37,291,534

(Loss) income from continuing operations per share - basic	(0.24)	0.28	0.35

(Loss) income from continuing operations per share - diluted	(0.24)	0.28	0.34

Loss from discontinued operations per share - basic	(4.61)	(0.24)	(0.01)

Loss from discontinued operations per share -diluted	(4.61)	(0.24)	(0.01)

Net (loss) income attributable to the Company per share - basic	(4.85)	0.04	0.34

Net (loss) income attributable to the Company per share - diluted	(4.85)	0.04	0.33

American Depository Receipts held by the Company to facilitate cashless exercises of vested employee stock options and non-vested shares for 673,278 ordinary shares have been excluded from shares issued and outstanding as of December 31, 2009. There were no such shares excluded as of December 31, 2010.
The Company had 2,185,830, 3,320,311 and 5,595,664 ordinary share equivalents outstanding, that could potentially dilute basic income (loss) per share in the future, which were excluded in the computation of diluted (loss) income per share in 2008, 2009 and 2010, respectively, as their effect would have been anti-dilutive.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 (continued)
(In thousands, except share and per share data)
15.	RELATED PARTY TRANSACTIONS AND BALANCES
Sales of enterprise software and related customer maintenance service:
The Company has an agreement with Shenzhen Ninetowns Enke Software Technology Co., Ltd. (“Ninetowns Enke”), a company owned by the Company’s former employee, for the distribution of the Company’s enterprise software in the southern region of the PRC. During the years ended December 31, 2008, 2009 and 2010, the Company recognized net revenues of RMB2,475, RMB2,268 and RMB1,491, respectively, from the sales of enterprise software and related customer maintenance service to Ninetowns Enke.
The Company signed an agreement with Guangzhou Wangli Software Co., Ltd. (“Guangzhou Wangli”), a company owned by a minority shareholder of Baichuan Tongda, the Company’s former VIE, for the distribution of the Company’s enterprise software in the PRC. During the years ended December 31, 2008, 2009 and 2010, the Company recognized net revenues of RMB11,976, RMB9,273 and RMB7,557, respectively, from the sales of enterprise software and related customer maintenance services to Guangzhou Wangli.
Revenue generated from Ninetowns Enke and Guangzhou Wangli was previously classified as related party revenue. As the owner of Ninetowns Enke has not been employed by the Company since July 2003, and as the VIE relationship with Baichuan Tongda was terminated, these transactions have been reclassified to third party revenues.
In 2009, the Company provided software development services of RMB350 to Beijing iTowNet Cyber Technology Ltd. (“Beijing iTowNet”) in which two members of the Company’s senior management serve as director and supervisor, directly and indirectly. The Company did not sell software products to Beijing iTowNet in 2008 and 2010.
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
As of December 31, 2009 and 2010, options to purchase 1,276,449 and 1,229,010 ordinary shares were outstanding, respectively, under the 2003 Plan. As of December 31, 2009 and 2010, there were 446,259 and 493,698 options, respectively, available under the 2003 Plan for future grants.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 (continued)
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
On February 10, 2010, Ninetowns granted options to certain employees to purchase 976,500 ordinary shares at an exercise price of RMB11 (US$1.6) per ordinary share, which was the average closing fair market value of the Company’s ordinary shares for the month before the grant date. The options will vest over four years at 25% per year from the grant date. Any options granted but not exercised will expire on February 10, 2020.
As of December 31, 2009 and 2010, options to purchase 2,043,862 and 2,895,462 ordinary shares were outstanding, respectively.
The fair value of the option awards is estimated on the respective dates of grant using a dividend adjusted Black — Scholes pricing model that uses the assumptions noted in the following table.

	2008	2009	2010
Options grants	Grant	Grant	Grant

Weighed average risk-free rate of return	3.89%	2.90%	3.15%
Weighted average expected option life	6.25 years	6.25 years	6.25 years
Weighted average volatility rate	53%	61%	63%
Weighted average dividend yield	0%	0%	0%
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
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 (continued)
(In thousands, except share and per share data)
16.	SHARE OPTION PLANS-continued
On July 16, 2009, Ninetowns granted 58,698 nonvested shares to certain employees, 25% of which vested on the grant date and the remaining will vest over three years at 25% per year from the grant date.
On February 10, 2010, Ninetowns granted 585,771 nonvested shares to certain employees. that will vest over one year at 25% per three month period from the grant date. As of December 31, 2009 and 2010, 298,256 and 340,302 nonvested shares were outstanding.
As of December 31, 2009 and 2010, 1,837,346 and 402,361 share-based instruments were available under the 2004 Plan, as amended, for future grants.
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
On February 10, 2010, Ninetowns granted 2,213,824 nonvested shares to certain employees. 1,443,912 nonvested shares will vest over one year at 25% per three month period from the grant date, and 769,912 nonvested shares will vest over four years at 25% per year from the grant date.
As of December 31, 2009 and 2010, nil and 1,130,890 nonvested shares were outstanding.
A summary of the share options and nonvested shares activities is as follows:

	Years Ended December 31,
	2008		2009		2010
		Weighted		Weighted		Weighted
	Number	Average	Number	average	Number	average
	of	Exercise	of	exercise	of	Exercise
Share options	options	price	options	price	options	price
		RMB		RMB		RMB
Outstanding at beginning of year	2,030,973	40	2,113,149	36	3,320,311	25
Granted	374,769	22	1,369,800	22	976,500	11
Exercised	(6,186)	26	—	—	—	—
Cancelled	(286,407)	50	(162,638)	34	(172,339)	18

Outstanding at end of year	2,113,149	36	3,320,311	25	4,124,472	22

Exercisable at end of year	1,711,666	36	1,790,239	37	2,125,918	33

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 (continued)
(In thousands, except share and per share data)
16.	SHARE OPTION PLANS-continued

		Weighted-average
		grant-date
Nonvested Shares	Shares	fair value
		RMB
Nonvested at January 1, 2010	298,256	19
Granted	2,799,595	11
Vested	(1,624,276)	12
Forfeited	(2,383)	21

Nonvested at December 31, 2010	1,471,192	12

The total intrinsic value of options exercised during each of the years ended December 31, 2008, 2009, and 2010 was RMB nil. As of December 31, 2010, the aggregate intrinsic value of both options outstanding and options exercisable was RMB2.
The outstanding options as of December 31, 2010 have the following characteristics:

Options outstanding			Options exercisable
	Weighted
	average		Weighted		Weighted
	remaining	Fair value	average		average
Number	contractual	per share	exercise	Number	exercise
outstanding	life	at grant date	price	exercisable	price
			(RMB)		(RMB)
1,229,010	2.875	RMB0.297 (HK$0.286)	26	1,229,010	26
453,936	4.167	RMB40.42 (US$4.896)	71	453,936	71
211,326	7.099	RMB11.63 (US$1.619)	22	106,522	22
1,345,800	8.496	RMB6.49 (US$0.947)	10	336,450	10
884,400	10.083	RMB6.72 (US$0.991)	11	—	—

4,124,472	7		22	2,125,918	33

As of December 31, 2010, the unrecognized share-based compensation cost related to options was approximately RMB4,742 and is expected to be recognized over a weighted average vesting period of 2.8 years. As of December 31, 2010, the unrecognized share-based compensation cost related to nonvested share-based compensation arrangements was approximately RMB5,402 and is expected to be recognized over a weighted-average vesting period of 2.6 years.
The amounts of share-based compensation attributable to cost of revenues, sales and marketing, general and administrative expenses, and research and development included in those line items in the consolidated statements of operations are as follows:

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 (continued)
(In thousands, except share and per share data)
16.	SHARE OPTION PLANS-continued

	Year Ended
	December 31,
	2008	2009	2010
	RMB	RMB	RMB
Cost of revenues	287	51	8
Sales and marketing	1,633	787	607
General and administrative	3,789	3,297	26,741
Research and development	1,162	332	4,354

Total share-based compensation expense	6,871	4,467	31,710

17.	COMMITMENTS
The Company has operating lease agreements principally for its office properties in the PRC. The leases have remaining terms ranging from 12 to 24 months and are renewable subject to negotiation. Rental expense was RMB7,955, RMB7,056 and RMB3,867, for the years ended December 31, 2008, 2009 and 2010, respectively.
Future minimum lease payments under non-cancellable operating lease agreements at December 31, 2010 are as follows:

Year ending December 31,	RMB
2011	2,379
2012	953

Total	3,332

The Company has entered into franchise agreements to undertake marketing, distribution and service activities. Under these agreements, the Company is obligated to provide advertising, training and telephone support associated with its software licenses and products. The Company did not have any significant outstanding obligations or commitments at December 31, 2010.
18.	SEGMENT INFORMATION
The Company has three operating segments: enterprise software and related maintenance services segment, software development services segment, and food related business. The enterprise software and related maintenance services segment is engaged in the development, distribution and sale of software products, the provision of customer maintenance services to end-users, and the research and development of new enterprise software. The software development services segment is responsible for the development and integration of software in accordance with the customers’ specifications and requirements. The food related business consists of food sales and services and targets Chinese consumers.
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
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 (continued)
(In thousands, except share and per share data)
18.	SEGMENT INFORMATION-continued
The Company’s reportable segments offer different products and services. Each reportable segment is assigned a member of senior management who has knowledge about the products and services, specific operational risks, and opportunities associated with the segment.
The following is a summary of financial information relating to each segment expressed under PRC GAAP:

	Year Ended December 31, 2008
	Enterprise software and	Software	Food
	related customer	development	related
	maintenance services	services	business	Total
	RMB	RMB	RMB	RMB

Net revenues	81,702	19,458	94	101,254

Gross profit	82,024	7,035	18	89,077

	Year Ended December 31, 2009
	Enterprise software and	Software	Food
	related customer	Development	related
	maintenance services	services	business	Total
	RMB	RMB	RMB	RMB

Net revenues	47,954	17,363	3,889	69,206

Gross profit (loss)	48,005	5,811	(2,419)	51,397

	Year Ended December 31, 2010
	Enterprise software and	Software	Food
	related customer	Development	related
	maintenance services	services	business	Total
	RMB	RMB	RMB	RMB

Net revenues	45,448	23,809	5,448	74,705

Gross profit (loss)	45,448	13,673	(1,462)	57,659

The Company does not allocate operating expenses to individual segments when making decisions about allocating resources to the segments and assessing their performance.
The following is a reconciliation of the amounts presented for reportable segments under PRC GAAP to the consolidated totals reported under US GAAP:

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 (continued)
(In thousands, except share and per share data)
18.	SEGMENT INFORMATION-continued

	Years Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB

Net revenues under PRC GAAP	101,254	69,206	75,442
U.S. GAAP adjustments:
Differences in the timing of revenue recognition	353	9,580	2,983
PRC value added tax refund	2,910	853	482

Total net revenues under US GAAP	104,517	79,639	78,907

Gross profit under PRC GAAP	89,042	51,397	57,659
U.S. GAAP adjustments:
Differences in the timing of revenue recognition	353	9,580	2,983
PRC value added tax refund	2,910	853	1,219
Share-based compensation expenses	(287)	(51)	(8)

Gross profit under US GAAP	92,018	61,779	61,853

Operating expenses	(118,912)	(119,378)	(124,474)

Loss from operations	(26,894)	(57,599)	(62,621)
Interest income	7,026	4,274	3,686
Gain on sales of marketable equity securities	9,866	35,474	65,146
Gain on fair value change of stock option short sales	—	27,684	(18,211)
Gains from disposal of investment under cost method	2,187	—	18,317
Other income	358	3,911	7,284

(Loss) income before income tax expense	(7,457)	13,744	13,601

The Company does not allocate assets to individual segments when making decisions about allocating resources to the segments and assessing their performance.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 (continued)
(In thousands, except share and per share data)
19.	CONCENTRATIONS AND RISKS
Customers Concentrations
Details of customers accounting for 10% or more of net revenues are as follows:

Years Ended December 31,
Customer	2008	2009	2010
A	18%	21%	21%
B	20%	22%	12%
Foreign currency risk - RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of the RMB into foreign currencies. The value of the RMB is subject to changes in PRC government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. RMB balances in cash and cash equivalents and term deposits of the Company included RMB356,977 at December 31, 2009 and RMB377,924 at December 31, 2010.
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
Employees of the Company located in the PRC other than Hong Kong are covered by the retirement plans defined by local practice and regulations, which are essentially defined contribution schemes. The calculation of contributions for the eligible employees is based on 20% of the applicable payroll costs. Certain employees of the Company who are located in Hong Kong have joined the Mandatory Provident Fund (“MPF”) Scheme which is also a defined contribution scheme. The contribution to the MPF Scheme is calculated based on the rules set out in the MPF Ordinance in Hong Kong which is 5% of the relevant income of the employee with a specific ceiling. The expenses recorded by the Company related to these defined contribution schemes were RMB4,884, RMB3,549, and RMB3,249 for the years ended December 31, 2008, 2009, and 2010, respectively.
In addition, the Company is required by law to contribute approximately 10%, 1%, and 1.1% of applicable salaries of certain employees for medical, unemployment benefits, and workers compensation, respectively. The PRC government is directly responsible for the payments of the benefits to these employees. The amounts contributed were RMB3,299, RMB2,075, and RMB1,797 for the years ended December 31, 2008, 2009 and 2010, respectively.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 (continued)
(In thousands, except share and per share data)
21.	CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION
As stipulated by the relevant laws and regulations in the PRC, the Company’s subsidiaries and VIE in the PRC are required to maintain a non-distributable statutory reserve. Appropriations to the statutory reserve are required to be made at not less than 10% of profit after taxes as reported in these entities’ statutory financial statements prepared under PRC GAAP. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the statutory reserve is accumulated to 50% of these entities registered capital, these entities can choose not to provide additional reserves. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and an increase in the registered capital of these entities. Amounts contributed to the statutory reserve were RMB75,059 and RMB77,635 as of December 31, 2009 and 2010, respectively.
RMB9,323 and RMB2,576 were appropriated from net income to statutory reserves by Ninetown’s subsidiaries in the PRC for the years ended December 31, 2009 and 2010, respectively.
Relevant PRC Statutory laws and regulations permit payments of dividends by Ninetown’s PRC subsidiaries and VIE only from their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the statutory reserve requires annual appropriations of 10% of after-tax profit to be set as aside prior to the payment of dividends. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries and VIE are restricted in their abilities to transfer funds to the Company in the form of dividends, loans or advances. Total restricted net assets of the Company’s consolidated PRC subsidiaries and VIE were RMB550,307 and RMB552,883 as of December 31, 2009 and 2010, respectively.
22.	SUBSEQUENT EVENTS
On February 24, 2011, Beijing Ninetowns Ports acquired 70% of the equity interests in Dalian Aviation Changzheng Technology Development Co., Ltd. (“Dalian Changzheng”), a limited liability company originally established by Aviation Wanyuan Industry Co., Ltd. (“Aviation Wanyuan”) in China for RMB117,000 (US$18,000). Dalian Changzheng will be included in the consolidated financial statements of the Company in the year 2011.
On April 11, 2011, Dalian Changzheng acquired the land use right for 20,973 square meters of undeveloped land in Dalian High and New Technology Industry Park from the Dalian Land Resource Bureau for RMB280,000 (US$43,000), of which Ninetowns Ports contributed approximately RMB153,000 ($23,500) and Aviation Wanyuan contributed approximately RMB127,000 (US$19,500).
On March 10, 2011, Shanghai Tootoo was dissolved.
On March 16, 2011, Huainan Ninetowns Suitable Estate Co., Ltd. (“Huainan Suitable Estate”), a PRC company with a registered capital of RMB10,000, was established. Huainan Suitable Estate is wholly-owned by Beijing Ninetowns Ports.
On March 30, 2011, Huainan Huacheng Estate Co., Ltd., (“Huainan Huacheng”), a PRC company with a registered capital of RMB8,000, was established. Huainan Huacheng is wholly-owned by Huainan Suitable Estate.
On April 7, 201, Huainan Huacheng acquired the land use right for 141,000 square meters of undeveloped land in Huainan, Anhui Province, China, from the Huainan Land Resource Bureau. The total consideration was approximately RMB258,000 (US$39,000), of which approximately RMB129,000 (US$19,500) had been paid.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 (continued)
(In thousands, except share and per share data)
22.	SUBSEQUENT EVENTS-continued
On April 22, 2011, Beijing Ronghe Zhihui Network Software Services Co., Ltd. (“Beijing Ronghe Zhihui”), a PRC company with a registered capital of RMB50,000 was established. Beijing Ronghe Zhihui is wholly-owned by Ninetowns Suitable Estate.
In June 2011, we entered into debt repayment agreements with certain customers. Such agreements provide for the waiver of approximately RMB23 million (US$3.48 million) of unpaid receivables, for the repayment of approximately RMB4.75 (US$719,697) million of unpaid receivables by December 31, 2011, and the repayment of approximately RMB4.75 (US$719,697) million of unpaid receivables by December 31, 2012. 100% of these balances are included in the Company’s allowance for doubtful accounts as of December 31, 2010.

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
BALANCE SHEETS
(In thousands, except share and per share data)

	As of December 31,
	2009	2010	2010
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	134,828	117,692	17,832
Investment in available-for-sale securities	120,032	188,621	28,579
Prepaid expenses and other current assets	561	590	89
Amounts due from subsidiaries	427,335	375,906	56,955

Total current assets	682,756	682,809	103,455
Investments in subsidiaries	251,732	278,580	42,209

TOTAL ASSETS	934,488	961,389	145,664

LIABILITIES AND SHAREHOLDERS’ EQUITY

Option liabilities	11,854	4,560	691
Other payables	111	2,052	311
Amounts due to subsidiaries	98	5,952	901

Total current liabilities	12,063	12,564	1,903

Shareholders’ equity:
Ordinary shares, par value RMB0.027 (HK$0.025) per share:
8,000,000,000 shares authorized; 35,118,556 shares issued and outstanding in 2009 and 36,742,832 shares issued and outstanding in 2010, respectively	929	965	146
Additional paid-in capital	885,045	916,719	138,897
Retained earnings	41,896	54,221	8,215
Accumulated other comprehensive loss	(5,445)	(23,080)	(3,497)

Total shareholders’ equity	922,425	948,825	143,761

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	934,488	961,389	145,664

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (CONTINUED)
STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Years Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$

Selling and marketing expenses	(2,654)	—	—	—
General and administrative expenses	(27,030)	(16,506)	(17,064)	(2,586)

Loss from operations	(29,684)	(16,506)	(17,064)	(2,586)
Interest income	364	15	2	—
Gain on sales of short-term investments	—	28,587	59,452	9,007
Change in fair value of marketable options	—	27,684	(18,211)	(2,759)
Other income	—	1,804	1,979	300

(Loss) income before equity in earnings of subsidiaries	(29,320)	41,584	26,158	3,962
Equity in losses of subsidiaries	(140,292)	(40,252)	(13,833)	(2,096)

Net (loss) income	(169,612)	1,332	12,325	1,866

Net (loss) income per share
Basic	(4.85)	0.04	0.34	0.05
Diluted	(4.85)	0.04	0.33	0.05

Weighted average shares used in computation:
Basic	34,997,505	35,100,194	35,800,428	35,800,428
Diluted	34,997,505	35,100,194	37,291,534	37,291,534

SCHEDULE I —CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (CONTINUED)
STATEMENT OF COMPREHENSIVE INCOME
(In thousands, except share and per share data)

	Years Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Net (loss) income	(169,612)	1,332	12,325	1,866
Foreign currency translation loss	(4,126)	(5)	(10,572)	(1,602)
Unrealized (loss) gain on available-for-sale securities	(5,999)	16,451	(7,063)	(1,070)

Comprehensive (loss) income	(179,737)	17,778	(5,310)	(806)

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)
STATEMENTS OF CHANGES IN EQUITY
(In thousands, except share and per share data)

									Accumulated
						Retained			Other
				Additional		Earnings			Comprehensive
	Ordinary shares			Paid-in		(Accumulated			(loss)
	Shares	Amount		Capital		Deficit)			Income	Total
		RMB		RMB		RMB			RMB	RMB
Balance as of January 1, 2008	34,991,834		926		873,568		210,176		(11,766)		1,072,904
Issuance of ADR shares for the exercise of employee share options	6,186		—		142		—		—		142
Net loss	—		—		—		(169,612)		—		(169,612)
Foreign currency translation adjustments	—		—		—		—		(7,000)		(7,000)
Employee share options compensation	—		—		6,871		—		—		6,871
Unrealized loss on available-for-sale securities	—		—		—		—		(3,125)		(3,125)

Balance as of December 31, 2008	34,998,020		926		880,581		40,564		(21,891)		900,180
Issuance of ADR shares for the exercise of employee share options	120,536		3		(3)		—		—		—
Net income	—		—		—		1,332		—		1,332
Foreign currency translation adjustments	—		—		—		—		(5)		(5)
Employee share options compensation	—		—		4,467		—		—		4,467
Unrealized gain on available-for-sale securities	—		—		—		—		16,451		16,451

Balance as of December 31, 2009	35,118,556		929		885,045		41,896		(5,445)		922,425
Issuance of ADR shares for the exercise of employee share options	1,624,276		36		(36)		—		—		—
Net income	—		—		—		12,325		—		12,325
Foreign currency translation adjustments	—		—		—		—		(10,572)		(10,572)
Employee share options compensation	—		—		31,710		—		—		31,710
Unrealized loss on available-for-sale securities	—		—		—		—		(7,063)		(7,063)

Balance as of December 31, 2010	36,742,832		965		916,719		54,221		(23,080)		948,825

		US$	146	US$	138,897	US$	8,215	US$	(3,497)	US$	143,761

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (CONTINUED)
STATEMENTS OF CASH FLOWS
(In thousands, except share and per share data)

	Years Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net (loss) income	(169,612)	1,332	12,325	1,866
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Equity in earnings of subsidiaries	140,292	40,252	13,833	2,096
Gain from short sale of stock options	—	(41,810)	(43,788)	(6,634)
(Gain) loss from sale of available for sale securities	—	(14,461)	2,823	429
Changes in operating assets and liabilities:

Prepaid expenses and other current assets	6,406	256	(48)	(7)
Other payables	1,508	(4,499)	1,993	302
Amounts due to subsidiaries	7,628	(7,622)	5,998	910

Net cash used in operating activities	(13,778)	(26,552)	(6,864)	(1,038)

Cash flows from investing activities:
Purchase of available-for-sale securities	—	(271,568)	(231,132)	(35,019)
Proceeds from sales of available-for-sale securities	—	177,179	151,440	22,946
Proceeds from short sale of options	—	73,508	37,594	5,696
Cover short or assignment of option liabilities	—	(19,835)	(931)	(142)
Decrease in amounts due from subsidiaries	88,580	97,548	37,954	5,751

Net cash provided by (used in) investing activities	88,580	56,832	(5,075)	(768)
Cash flows from financing activities:

Net cash provided by financing activities	—	—	—	—

Effect of exchange rate changes on cash	(3,452)	(156)	(5,197)	(790)

Net increase (decrease) in cash and cash equivalents	71,350	30,124	(17,136)	(2,596)
Cash and cash equivalents at the beginning of the year	33,354	104,704	134,828	20,428

Cash and cash equivalents at the end of the year	104,704	134,828	117,692	17,832

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