Form 20-F
period 2011-12-31
NINETOWNS INTERNET TECHNOLOGY GROUP CO LTD
filed 2012-04-27
CIK 1285735

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

22nd Floor, Building No.1

Capital A Partners, No. 20 Gong Ti East Road

Chaoyang District Beijing 100020

The People’s Republic of China

(Address of principal executive offices)

Tommy Siu Lun Fork

Chief Financial Officer

Phone: +852-9021-9597

Facsimile: +852-2868-4483

Address: 22nd Floor, Building No.1, Capital A Partners,

No. 20 Gong Ti East Road, Chaoyang District Beijing 100020, China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, or ADSs, every ADS representing one ordinary share, par value HK$0.025 per share	NASDAQ Global Market LLC (NASDAQ Global Market)*
Ordinary shares, par value HK$0.025 per share	NASDAQ Global Market LLC (NASDAQ Global Market)*

*	Not for trading, but only in connection with the listing on the Nasdaq Global Market of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 38,791,834 ordinary shares, par value HK$0.025 per share as of December 31, 2011

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2009, 2010 and 2011, and as of December 31, 2010 and 2011. References to “2009,” “2010”, “2011”, “2012” and “2013” are, where appropriate, references to the years ended or ending December 31, 2009, 2010, 2011, 2012 and 2013, respectively.

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

Cautionary Note Regarding Forward-looking Statements

This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “will,” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

•	our anticipated capital expenditures and our ability to fund such expenditures;

•	our expectations about growth in demand for our products and services;

•	acquisitions or investments in businesses, products or technologies that are complementary to our own;

•	our ability to adjust to technological change; and

•	our belief about the effects of government regulation on our business.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in Item 3.D “Key Information – Risk Factors” and other sections in this annual report.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I

Item 1. Identity of Directors, Senior Management and Advisors.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A. Selected financial data

The following table shows selected consolidated financial information and other data for our business. You should read the following information in conjunction with our financial statements and the accompanying notes and Item 5 of this annual report, “Operating and Financial Review and Prospects.” The statement of operations data and cash flow data for the years ended December 31, 2009, 2010 and 2011, and the balance sheet data as of December 31, 2010 and 2011, are derived from our audited consolidated financial statements and related notes thereto, which are included in this annual report beginning on page F-1. These audited consolidated financial statements and the related notes thereto have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. generally accepted accounting principals, or U.S. GAAP.

The statement of operations data for 2007 and 2008, and the balance sheet data as of December 31, 2007, 2008 and 2009, are derived from our audited consolidated financial statements which have not been included in this annual report.

In thousands, except per share and per ADS data	For the years ended December 31,
	2007	2008	2009	2010	2011	2011 (1)
	RMB	RMB	RMB	RMB	RMB	US$
Selected statement of operations data:
Total net revenues:
Enterprise software and related customer maintenance services	77,327	84,965	58,387	49,650	61,014	9,694
Software development services	25,642	19,458	17,363	23,809	5,963	947
Food sales and services	—	94	3,889	5,448	8,239	1,309

	102,969	104,517	79,639	78,907	75,216	11,950

Cost of revenues:
Enterprise software and related customer maintenance services	—	—	—	—	—	—
Software development services	(17,748)	(12,423)	(11,552)	(10,144)	(2,281)	(362)
Food sales and services	—	(76)	(6,308)	(6,910)	(8,452)	(1,343)

	(17,748)	(12,499)	(17,860)	(17,054)	(10,733)	(1,705)

Gross profit	85,221	92,018	61,779	61,853	64,483	10,245
Operating expenses:
Selling and marketing	(32,379)	(21,942)	(13,771)	(16,663)	(22,493)	(3,574)
General and administrative	(73,636)	(75,523)	(62,030)	(89,531)	(79,354)	(12,608)
Research and development	(25,026)	(18,566)	(17,373)	(15,695)	(11,042)	(1,754)
Allowance for doubtful accounts, net	(22,395)	(2,881)	(26,204)	(2,585)	6,841	1,087

In thousands, except per share and per ADS data	For the years ended December 31,
	2007	2008	2009	2010	2011	2011(1)
	RMB	RMB	RMB	RMB	RMB	US$
Impairment of goodwill	(193,570)	—	—	—	—	—

Total operating expenses	(347,006)	(118,912)	(119,378)	(124,474)	(106,048)	(16,849)
Government subsidies	1,015	—	—	—	—	—

Loss from operations	(260,770)	(26,894)	(57,599)	(62,621)	(41,565)	(6,604)
Interest income	13,885	7,026	4,274	3,686	1,922	305
Gain on sales of short-term investments	43,546	9,866	35,474	65,146	32,689	5,194
Change in fair value of marketable options	—	—	27,684	(18,211)	7,252	1,152
Gain (loss) on investment under cost method	—	2,187	—	12,153	(3,373)	(536)
Income from equity method of investments	—	—	—	—	1,639	260
Other income	—	358	3,911	13,448	5,994	952

(Loss) income before income tax and non-controlling interests	(203,339)	(7,457)	13,744	13,601	4,558	723
Income tax expense	(3,130)	(836)	(4,100)	(878)	(1,048)	(167)

(Loss) income from continuing operations before non-controlling interests	(206,469)	(8,293)	9,644	12,723	3,510	556

Loss from discontinued operations, net of tax	(30,115)	(166,802)	(8,401)	(398)	—	—

Net (loss) income	(236,584)	(175,095)	1,243	12,325	3,510	556

Attributable to non-controlling interests-discontinued operations	6,053	5,483	89	—	15	2

Attributable to the Company	(230,531)	(169,612)	1,332	12,325	3,525	558

(Loss) income from continuing operations per share:
Basic	(5.90)	(0.24)	0.28	0.35	0.09	0.01

Diluted	(5.90)	(0.24)	0.28	0.34	0.09	0.01

Loss from discontinued operations per share:
Basic	(0.69)	(4.61)	(0.24)	(0.01)	—	—

Diluted	(0.69)	(4.61)	(0.24)	(0.01)	—	—

(Loss) income per share and ADS:
Basic	(6.59)	(4.85)	0.04	0.34	0.09	0.01

Diluted	(6.59)	(4.85)	0.04	0.33	0.09	0.01

Selected cash flow data:
Net cash (used in) provided by operating activities	(2,941)	(33,881)	(26,478)	8,853	(62,994)	(10,009)
Net cash provided by (used in) investing activities	57,193	(37,366)	(76,858)	21,762	(224,784)	(35,715)
Net cash provided by financing activities	1,268	—	—	—	49,523	7,869

In thousands, except share, per share and per ADS data	As of December 31,
	2007	2008	2009	2010	2011	2011(1)
	RMB	RMB	RMB	RMB	RMB	US$
Selected balance sheet data:
Cash and cash equivalents	649,863	576,642	473,448	500,618	257,345	40,888
Restricted cash	853	670	790	245	88	14
Short-term investments:
Trading securities	—	—	917	523	708	112
Available-for-sale securities	10,962	10,024	170,309	231,339	245,090	38,941
Trade receivables, net of allowance for doubtful accounts	37,446	33,943	18,121	2,042	3,921	623

Term deposits	26,000	28,000	25,000	8,154	5,088	808
Real estate property under development	—	—	—	—	305,469	48,534
Investments under equity method	—	—	—	—	230,579	36,635
Total assets	1,171,180	953,325	979,591	989,584	1,282,124	203,709
Deferred revenue	32,472	21,392	10,453	10,699	14,332	2,277
Deferred subsidies	—	—	—	—	240,240	38,170
Total liabilities	92,793	53,145	57,255	40,759	296,720	47,143
Net assets	1,078,387	900,180	922,336	948,825	985,404	156,566
Total equity of the Company	1,072,904	900,180	922,336	948,825	985,404	156,566
Number of ordinary shares outstanding	34,991,834	35,791,834	35,791,834	35,791,834	38,791,834	38,791,834

(i)	For the convenience of the reader, RMB amounts are expressed in U.S. dollars at the rate of RMB6.2939 to US$1.00, the noon buying rate in effect on December 31, 2011 as quoted by the Federal Reserve Bank of New York.

(ii)	In 2011, 3,000,000 of the Company’s ordinary shares were converted into American Depositary Shares to facilitate our employees’ cashless exercise of vested stock options and non-vested shares. 795,329 previously non-vested shares became vested in 2011.

(iii)	Certain reclassifications of previous reported amounts have been made to conform to the current period presentation. These reclassifications are primarily due to the presentation of (i) discontinued business-to-business operations and the discontinued catering business; and (ii) dividends received from investments under cost method.

Exchange Rate Information

Our business is primarily conducted in China and a substantial majority of our revenues are denominated in Renminbi. For all dates and periods through December 31, 2008, the exchange rates are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise indicated, conversions of RMB into U.S. dollars in this annual report are based on the exchange rate, as of December 31, 2011, which was RMB6.2939 to US$1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Noon Buying Rate
	Period End	Average (1)	Low	High
	(RMB per US$1.00)
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
Most recent Six Months
October 2011	6.3547	6.3708	6.3825	6.3547
November 2011	6.3765	6.3564	6.3829	6.3400
December 2011	6.2939	6.3482	6.3733	6.2939
January 2012	6.3080	6.3119	6.3330	6.2940
February 2012	6.2935	6.2997	6.3120	6.2935
March 2012	6.2975	6.3125	6.3315	6.2975
April 2012 (through April 20)	6.3080	6.3052	6.3150	6.2975

(1)	Annual averages are calculated by averaging the exchange rates on the last business day of each month. Monthly averages are calculated using the average of the daily rates during the relevant period.

On April 20, 2012, the exchange rate set forth in the H. 10 statistical release of the Federal Reserve Board was RMB6.3080 to US$1.00.

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

Sales of our enterprise software and related customer maintenance services and software development services that are either used by the State Administration for Quality Supervision and Inspection and Quarantine of the PRC, or the PRC Inspections Administration, or by regional PRC inspection and quarantine bureaus, have accounted for substantially all of our total net revenues. In the near future, we expect to generate a substantial portion of our total net revenues through (i) sales of enterprise software and related customer maintenance services and (ii) software development services that are used in connection with the PRC Inspections Administration filings. Net revenues from sales of enterprise software and related customer maintenance services for PRC Inspections Administration filings accounted for 73.3%, 62.9% and 81.1% of our total net revenues in 2009, 2010 and 2011, respectively.

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

In August 2005, the PRC Inspections Administration selected our company as the winning bidder in connection with the PRC Inspections Administration’s request for proposals for the development of a software product that has certain basic functionalities similar to those of iDeclare.CIQ and iProcess.CIQ. The PRC Inspections Administration agreed to pay a one-time fee of RMB3.3 million to purchase the ownership of the software product that we developed. In February 2006, the PRC Inspections Administration commenced the distribution of the software products that our company developed, free-of-charge to end-users. As certain basic functionalities of the newly developed software products are similar to those of iDeclare.CIQ and iProcess.CIQ, the provision of such software products free-of-charge by the PRC Inspections Administration has had a material adverse effect on our results of operations.

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

We generated a significant portion of our total net revenues from the sales of our enterprise software and related customer maintenance services, and the provision of software development services in 2011. Currently, we are in the process of expanding our business focus from the development of software products and the provision of software development services to other potential business ventures, such as consumer goods and real estate. We anticipate that a material portion of our net revenue in the future will be derived from businesses that are not directly related to sales of our enterprise software and related customer maintenance services or the provision of software development services.

From 2006 to 2008, we focused on developing our business-to-business, or B2B, business and strategy. We launched our new B2B vertical search platform, tootoo.com in May 2007 through which we offered our B2B business and services. In March 2009, we announced our decision to wind down our B2B business in light of the recent major changes in the global economic environment.

In 2009, we expanded our research and development initiatives to focus on the development of our business-to-consumer, or B2C, e- commerce platform. In April 2010, we began offering our B2C e-commerce food and household products platform through our web portal. In addition, we focused on guaranteeing delivery of fresh produce from our warehouses directly to our customers located in a particular residential community in Beijing.

In April 2011, we expanded our business to focus on a new strategic initiative to invest in real estate development. We acquired land use rights for undeveloped land in Huainan, Dalian and Binzhou, China. We plan to develop mixed-use real estate projects on such properties.

In January 2012, we changed the construction planning of approximately 58,530 square meters land located in Lu Dong District, Beijing Economic Technological Development Area, or Yizhuang, from construction of self-use offices to development of mixed-use real estate projects for sale or rent. We acquired the land use rights of Yizhuang in 2008.

In June 2011, we entered into a series of agreements with respect to certain financing arrangements for the “Smarter Town” project to be developed by Huainan Huacheng Estate Co., Ltd., or Huainan Huacheng, our wholly-owned indirect subsidiary. Such agreements were terminated on February 9, 2012. We will continue the development of the “Smarter Town” project and may seek other alternative financing options in the future. As our B2C food related and real estate investment businesses are currently under development, we may not successfully introduce either of them as one of our primary businesses. We do not have a significant operating history with respect to our B2C food related business and our real estate development business upon which you can evaluate our business and prospects. Furthermore, as part of our operation and expansion, we need to continue to develop and improve our staff training, financial and management controls and our reporting systems and procedures. We cannot assure you that we will be able to efficiently or effectively manage or grow our new businesses, and any failure to do so may limit our future growth and materially and adversely affect our business, financial condition and results of operations.

Our significant shareholders, related parties and management personnel have potential conflicts of interest with us, which may result in their taking corporate actions which you may not believe to be in your best interests or in the best interests of our company.

As of April 20, 2012, Shuang Wang, our Chief Executive Officer and a director of our company, or Mr. Wang, and Min Dong, our Senior Vice President of Legal Affairs, Administration and Human Resources and the spouse of Mr. Wang, or Ms. Dong, beneficially own 17.24% of our ordinary shares. Mr. Wang and Ms. Dong will have substantial influence over the management and policies of our company and the outcome of most corporate actions. In addition, we understand from publicly available information that Mr. Yong Ping Duan, or Mr. Duan, and Technology Pioneer Corp., or Technology Pioneer, beneficially own 18.23% and 7.91% of our American Depositary Shares, or ADSs, respectively. Mr. Duan and Technology Pioneer will also have substantial influence over the outcome of most corporate actions. As a result, Mr. Wang, Ms. Dong, Mr. Duan and Technology Pioneer have the power to take corporate actions which other shareholders may not believe are in their best interests or in the best interests of our company. There can be no assurance that Mr. Wang, Ms. Dong, Mr. Duan and Technology Pioneer will not cause our company to take such corporate actions.

Mr. Wang and Ms. Dong beneficially own 100.0% of Ninetowns Import & Export e-Commerce Co., Ltd., or Import & Export, which in turn owns a 49.0% equity interest in iTowNet, the operator of the PRC Inspections Administration’s data exchange platforms and electronic processing system. iTowNet is 51.0% owned by the PRC Inspections Administration and operates the data exchange platforms that interface between international trade enterprises using our enterprise software and the PRC Inspections Administration’s internal electronic processing systems. iTowNet receives a fee of RMB5 from the end-users for each submission made over its data exchange platforms. Mr. Wang is a non-executive director and the vice-chairman of the board of directors of iTowNet. Due to their ownership interest in iTowNet and Mr. Wang’s position as a director of iTowNet, the interests of Mr. Wang and Ms. Dong may also differ from those of our other shareholders. Mr. Xiaoguang Ren, who is our President, or Mr. Ren, is also a non- executive director of iTowNet. Mr. Bolin Wu, who is our General Manager, Research and Development and Chief Technology Officer, or Mr. Wu, is the sole supervisor of iTowNet. As the supervisor of iTowNet, Mr. Wu is responsible for overseeing the financial operations of iTowNet, the actions of its board of directors and senior management and their compliance with relevant laws and iTowNet’s charter documents.

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

As of April 20, 2012, we have franchise agreements with our four franchisees including (i) Beijing Ninetowns Zhi Fang Software Technology Co., Ltd., or Ninetowns Zhi Fang, (ii) Beijing Ninetowns Xin He Software Technology Co., Ltd., or Ninetowns Xin He, (iii) Guangzhou Ninetowns Wang Li Software Co., Ltd., or Ninetowns Wang Li and (iv) Shenzhen Ninetowns Enke Software Technology Co., Ltd., or Ninetowns Enke, who as a result of their purchases of enterprise software and related customer maintenance services for distribution to end-users, are also four of our largest customers. We currently do not have any distributor.

•

Our net revenues from sales of our enterprise software and related customer maintenance services from Ninetowns Zhi Fang were approximately RMB16.9 million, RMB16.8 million and RMB25.3 million (US$4.0 million), which represented 20.7%, 21.0% and 33.7% of our total net revenues for 2009, 2010 and 2011, respectively.

•

Our net revenues from sales of our enterprise software and related customer maintenance services from Ninetowns Xin He were approximately RMB17.4 million, RMB9.6 million and RMB12.3 million (US$2.0 million) , which represented 21.7%, 12.0% and 16.4% of our total net revenues for 2009, 2010 and 2011, respectively.

•

Our net revenues from sales of our enterprise software and related customer maintenance services from Ninetowns Wang Li were approximately RMB9.3 million, RMB7.6 million and RMB8.6 million (US$1.4 million), which represented 11.6%, 9.5% and 11.4% of our total net revenues for 2009, 2010 and 2011, respectively.

•

Our net revenues from sales of our enterprise software and related customer maintenance services from Ninetowns Enke were approximately RMB2.3 million, RMB1.5 million and RMB1.7 million (US$0.3 million) or 2.8%, 1.9% and 2.2% of our total net revenues in 2009, 2010 and 2011, respectively.

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

As of December 31, 2011, our total net trade receivables amounted to approximately RMB3.9 million (US$0.6 million), which represented approximately 0.7% of our total current assets. As of December 31, 2011, we had an allowance for doubtful debts of approximately RMB4.4 million (US$0.7 million). If any of our franchisees or any of our other customers fails to pay, or delays payment on, all or part of these receivables, we would be required to make additional allowances for doubtful debts and our profitability and financial position could be affected.

In June 2011, we entered into certain debt repayment agreements with Ninetowns Zhi Fang, Ninetowns Xin He and Ninetowns Wang Li, or the Debt Repayment Agreements, pursuant to which:

•

We waived certain due and unpaid receivables from Ninetowns Zhi Fang in the amount of RMB8.77 million (US$1.32 million). Ninetowns Zhi Fang agreed to pay certain other due and unpaid receivables in the amount of RMB3.4 million (US$515,000) to us by December 31, 2012, with 50% of such amount due by December 31, 2011 and the remaining 50% due by December 31, 2012.

•

We waived certain due and unpaid receivables from Ninetowns Xin He in the amount of RMB6.46 million (US$979,000). Ninetowns Xin He agreed to pay certain other outstanding due and unpaid receivables in the amount of RMB3.6 million (US$545,000) to us by December 31, 2012, with 50% of such amount due by December 31, 2011 and the remaining 50% due by December 31, 2012.

•

We waived certain due and unpaid receivables from Ninetowns Wang Li in the amount of RMB7.55 million (US$1.14 million). Ninetowns Wang Li agreed to pay certain other outstanding due and unpaid receivables in the amount of RMB2.5 million (US$379,000) to us by December 31, 2012, with 50% of such amount due by December 31, 2011 and the remaining 50% due by December 31, 2012.

The receivables we waived pursuant to the Debt Repayment Agreements had been fully provided for in our bad debt allowance in our financial statements. As of April 20, 2012, we believe that Ninetowns Zhi Fang, Ninetowns Xin He and Ninetowns Wang Li have materially complied with the terms of the Debt Repayment Agreements.

Our existing major shareholders have substantial control over us and could delay or prevent a change in corporate control, which could in turn reduce the market price of your ADSs.

Our executive officers, directors and shareholders with 5.0% or more shareholding of our company and their affiliates beneficially own approximately 55.16% of our outstanding ordinary shares. Such concentration of ownership might have the effect of delaying or preventing a change in control of our company which could in turn reduce the market price of our ADSs and the voting and other rights of our other shareholders.

Our failure to market our customer maintenance services to our existing users could impair our planned revenue growth.

We offer one year of customer maintenance services with our iDeclare.CIQ basic package, and charge a fee of RMB1,500 per licensee for customer maintenance services each year thereafter. In 2011, we offered customer maintenance service contracts to approximately 18,700 users, so that approximately 13% of the total number of users due for a maintenance contract renewal in 2011 paid for the renewal. However, we believe that not all of our users and potential users were accustomed to being charged for this type of service. In 2011, we recognized approximately RMB56.0 million (US$8.9 million) from the provision of customer maintenance services, including the fees we collected from the Pay-Per-Transaction users.

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

Sales of iDeclare.CIQ and related customer maintenance services accounted for approximately 73.3%, 62.9% and 81.1% of our total net revenues in 2009, 2010 and 2011, respectively. Any of the following events could materially reduce our total net revenues.

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

A substantial portion of our profits are derived from non-operating income. We cannot guarantee the sustainability of our non- operating income and our financial conditions may be adversely affected if our non-operating income decreases.

We received a substantial amount of income from our investment activities in 2011, including investment in publicly-listed securities in China’s A-Share stock markets and equity securities and call and put options in the U.S. capital markets. We generated approximately RMB35.5 million, RMB65.1 million and RMB32.7 million (US$5.2 million) of gains on sales of short term investments in 2009, 2010, 2011, respectively. We do not have professional investment expertise or employ professional investment personnel. The success of our investments depends on factors that are not entirely within our control, including the performances and volatility of stock markets in China and U.S. Therefore, we cannot guarantee the sustainability of our gains on sales of short term investments. Should we lose money in our investment activities, our financial conditions may be significantly and adversely affected.

Competition could reduce our profit margins and revenues.

Companies that have expertise in marketing and providing government-related software products and services may begin to compete with us. There are companies that provide software products and services similar to ours. In addition, there are companies in China that provide such products and services to PRC government agencies other than the PRC Inspections Administration. In particular, there are regional software providers in China implementing systems for provincial branches of government agencies such as the Customs General Administration of the PRC, or PRC Customs. Furthermore, we are aware of one other software provider in China, Fujian Rongji Software Development Co., Ltd., or Rongji, that provides enterprise software for PRC Inspections Administration-related filings. We are also aware of several software developers that provide software development services to our customers, in particular to iTowNet. See Item 4 of this annual report, “Information on the Company — Business overview — Competition.” There can be no assurance that other companies will not pursue opportunities relating to the needs of international trade enterprises making government filings in China. Our competitors may have greater marketing, programming, research and development, capital and other resources than we do. These resources could enable our competitors to take aggressive action to gain market share. Additionally, we face competition from the free software distributed by the PRC Inspections Administration and from companies with established reputations and political relationships with PRC government agencies. If we do not compete effectively or if we experience any pricing pressure from our potential competitors, we may experience loss of market share and reduced profit margins and revenues.

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

In 2011, we acquired certain land use rights in China and we intend to develop real estate projects in Huainan, Dalian, Binzhou and Beijing, China.

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

We have the 2003 Plan, the Amended and Restated 2004 Plan, and the 2006 Share Incentive Plan, or collectively, the Plans. As of December 31, 2011, we granted options under the Plans with the right to purchase a total of 6,185,469 ordinary shares and we granted 3,259,979 non-vested shares, of which 1,634,491 unexercised options and 50,102 unvested non-vested shares had been returned to the pool of our share-based awards as a result of resignation from employment by former employees.

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

The New and High Technology Enterprise status allows qualifying enterprises to be eligible for a preferential 15% tax rate for three years. At the conclusion of the three year period, the qualifying enterprise has the option to renew its New and High Technology Enterprise status for an additional three years if such enterprise’s business operations continue to qualify for New and High Technology Enterprise status. At the conclusion of the renewed period, the enterprise would have to go through a new application process to renew its New and High Technology Enterprise status. As of December 2011, we received certifications of New and High Technology Enterprise status for Beijing Ninetowns Ports Software and Technology Co., Ltd., or Ninetowns Ports, and Guangdong Ninetowns Technology Co., Ltd., or Guangdong Ninetowns, which qualify them for the preferential 15% tax rate for tax year 2011.

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

We face uncertainty from the Circular on Strengthening the Administration of Enterprise Income Tax on Non-PRC Resident Enterprise’ Share Transfers (“SAT Circular No. 698”) issued by the PRC State Administration of Taxation, effective as of January 1, 2008

Pursuant to SAT Circular No. 698, except for the purchase and sale of equity through a public securities market, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and the overseas holding company is located in a tax jurisdiction that has an effective tax rate less than 12.5% or does not tax foreign income of its residents, the non-resident enterprise, being the transferor, must report this Indirect Transfer to the appropriate tax authority of the PRC resident enterprise. Using a “substance over form” approach, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such as

Indirect Transfer may be subject to PRC tax at a rate of up to 10%. SAT Circular No. 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

There is uncertainty as to the application of SAT Circular No. 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the PRC tax authorities have jurisdiction to request information from a wide range of foreign entities having no direct contact with China. Moreover, the PRC tax authorities have not promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions, and the process and format of the reporting of an Indirect Transfer to the appropriate tax authority of the relevant PRC resident enterprise remain unclear. In addition, there are no formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. SAT Circular No. 698 may be determined by the tax authorities to be applicable to transactions in which non-resident investors were involved, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we may become at risk of being taxed under SAT Circular No. 698 and may be required to expend valuable resources to comply with SAT Circular No. 698 or to establish that we should not be taxed under SAT Circular No. 698, which may have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Changes in PRC policies on dividend distribution may materially and adversely affect our business and results of operations and dividends payable by us to our foreign investors.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income signed on August 21, 2006, or the Hong Kong Tax Treaty, a company incorporated in Hong Kong, such as our subsidiaries New Take and Shielder, are subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiaries if it holds a 25% or more interest in that particular PRC subsidiary at the time of the distribution, or 10% if it holds less than a 25% interest in that subsidiary. In addition, the PRC State Administration of Taxation promulgated the Administrative Measures for Non-resident Enterprises to Enjoy Treatments under Tax Treaties (for Trial Implementation) on October 27, 2009, or Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant tax treaty benefits. It is unclear at this early stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiary. It is possible however, that under Circular 601, our subsidiaries New Take and Shielder would not be considered as the “beneficial owner” of any such dividends, and that such dividends would as a result be subject to income tax withholding at the rate of 10% rather than the favorable 5% rate applicable under the Hong Kong Tax Treaty.

If our currently available tax benefits relating to the withholding income tax on the dividends received from New Take and Shielder become unavailable as a result of the changes in the tax arrangement between the PRC and Hong Kong as mentioned above or for any other reason, our financial condition and results of operations could be adversely affected.

We may have to constrain our business activities to avoid being deemed an investment company under the U.S. Investment Company Act of 1940.

The United States Investment Company Act of 1940, or the 1940 Act, provides generally that a company is an investment company that is required to register as such under the 1940 Act and comply with its regulations if: (i) the company is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities; or (ii) more than 40% of the value of the company’s total assets is represented by investment securities as defined therein. The 1940 Act contains substantive regulations with respect to investment companies, including restrictions on their capital structure, operations, transactions with affiliates and other matters that would be incompatible with our operations. We may therefore have to incur significant costs and management time to avoid investment company status and may suffer other adverse consequences if we are deemed to be an investment company under the 1940 Act.

A substantial portion of our assets may or are likely to be considered investment securities for purposes of the 1940 Act. These assets include fixed time deposits and short- and long-term investments. Although we believe that we do not currently fall within the definition of an investment company under the 1940 Act, we may not be able to conduct or significantly expand our business activities in relation to these types of assets in the future, and there is no assurance that we will not be deemed an investment company under the 1940 Act in the future.

It is likely that we are considered a passive foreign investment company for 2011, which could lead to additional taxes for U.S. holders of ADSs.

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

It is likely that we are classified as a PFIC for 2011. As a result, U.S. holders of shares may be subject to United States federal income tax consequences that are less favorable than those that would apply if we were not a PFIC.

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

We may fail to obtain, or may experience material delays in obtaining or renewing, necessary qualification certificates and government approvals for our real estate development operations, which would adversely affect our business.

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

We develop our real estate projects through project companies. These project companies must also hold valid qualification certificates to be able to conduct their businesses. As of April 20, 2012, Beijing Ninetowns Software Co., Ltd., or Ninetowns Software, Huainan Huacheng, Dalian Aviation Changzheng Technology Development Co., Ltd., or Dalian Changzheng and Binzhou Ruichen Real Estate Development Co., Ltd., or Binzhou Ruichen, have obtained the Provisional Qualification Certificate. We cannot assure you that our project companies will be able to obtain, extend or renew the qualification certificates. If our project companies do not possess valid qualification certificates, the PRC Government may refuse to issue pre-sale and other permits necessary for our property development business. In addition, the PRC Government may impose a penalty on us and our project companies for failure to comply with the licensing requirements. The occurrence of any of the above events may have a material adverse effect on our future business, financial condition and operating results.

Before commencing, and during the course of, the development of a project, we also need to apply for various licenses, permits, certificates and approvals, including land use rights certificates, construction site planning permits, construction work planning permits, construction permits, pre-sale permits and completion acceptance certificates. We need to satisfy various requirements to obtain these certificates and permits. As of April 20, 2012, Ninetowns Software has obtained the land use rights certificate, construction site planning permit for Yizhuang; Huainan Huacheng has obtained the land use rights certificate for the “Smarter Town” project in Huainan; Dalian Changzheng has obtained the land use rights certificate and construction site planning permit for both Phrase I and Phase II of the project in Dalian, and obtained the construction work planning permit for Phrase I; Binzhou Ruichen has obtained the land use rights certificates for approximately 57,027 square meters of the project in Binzhou. To date, we are still in the process of applying for other certificates and permits, and we cannot guarantee that we will not encounter serious delays or difficulties in this process. In the event that we fail to obtain the necessary certificates and permits for any of our projects, or a serious delay occurs, we may not be able to maintain our development schedule and our future business and cash flows may be adversely affected. We may also be forced to forfeit land to the government if we fail to comply with statutory development deadlines imposed under land grants or the terms of the land use rights grant contracts.

It is difficult to evaluate our results of operations and future prospects due to our limited operating history in the real estate development industry.

We expanded our business to focus on investment in real estate development in 2011, initially in Huainan, Dalian, Binzhou and Beijing, China. Accordingly, we have a limited operating history in the real estate development industry from which you can evaluate our business and future prospects. We may not be able to continue our growth at rates similar to those at which we have recently grown, if at all, because, among other reasons, we may not be able to maintain the current level of business operations or to expand our business operations into other geographic regions in future periods. As a result, our historical operating results may not provide a meaningful basis for evaluating our business, results of operations and financial condition. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance.

Our joint ventures could result in unforeseen expenses or disruptive effects on our business.

In 2011, we formed several joint ventures with our partners and we may continue to pursue joint venture opportunities. Any joint venture that we pursue may be accompanied by a number of risks. We may not be in a position to exercise sole decision-making authority regarding the joint ventures. We may not be able to control the quality of products produced by the joint venture. Depending on the terms of the joint venture agreement, we may need the consent of our joint venture partner(s) for the joint venture to take certain actions, such as the payment of distributions. In addition, our joint venture partners and the joint venture themselves may hold different views or have different interests from ours, and therefore may compete in the same market with us, in which case our interest and future development may be materially adversely affected.

We rely on third-party contractors.

Substantially all of our real estate project construction and related work are outsourced to third-party contractors. We are exposed to risks that the performance of our contractors may not meet our standards or specifications. Negligence or poor work quality by contractors may result in defects in our buildings or residential units, which could in turn cause us to suffer financial losses, harm our reputation or expose us to third-party claims. We work with multiple contractors on different projects and we cannot guarantee that we can effectively monitor their work at all times. Although our construction and other contracts contain provisions designed to protect us, we may be unable to successfully enforce these rights and, even if we are able to successfully enforce these rights, the third-party contractor may not have sufficient financial resources to compensate us. Moreover, the contractors may undertake projects from other property developers, engage in risky undertakings or encounter financial or other difficulties, such as supply shortages, labor disputes or work accidents, which may cause delays in the completion of our property projects or increases our costs.

We may be required to vacate our principal offices as a result of a third party lawsuit against the developer of our principal offices.

We signed a Pre-sale Contract for Commodity House in Beijing Municipality with Beijing Hengfu Square Development Company Limited, or Hengfu, to purchase a total of 7,992 square meters in Capital A Partners, which is where our principal offices are located. As of April 20, 2012, we have not obtained the ownership certificate of our principal offices as a result of a third-party lawsuit against Capital A Partners’ developer.

We were notified that Hengfu was sued by an unrelated third party for Hengfu’s alleged failure to pay certain debts owed to such third party. We understand that in January 2010, the Beijing First Intermediate People’s Court, or the Court, promulgated a public order to seize Capital A Partners. As a result of such lawsuit and seizure, the Court may require us to vacate our principal offices so that the Court can order the sale of Capital A Partners. Even though we believe that the likelihood of the Court’s sale of Capital A Partners is remote, we may have to relocate our principal offices if the Court does sell Capital A Partners, which may affect our business.

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

The PRC real estate market is volatile as it continues to evolve. We operate subject to the risks associated with the PRC real estate industry. We cannot guarantee that our real estate development business will generate significant total net revenues or be profitable.

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

Furthermore, any of our anticipated development projects may become unprofitable if we incur additional construction and other development costs due to increases in interest rates or material, labor or other costs over and above the market price at which we are able to sell our property projects and pass on such cost increases to our customers. We may fail to complete the construction of a property on schedule or at all, due to a variety of factors including shortages of materials, equipments, technical skills and labor, adverse weather conditions, natural disasters, labor disputes, disputes with contractors, accidents, changes in the PRC government’s policies, changes in market conditions and delays in obtaining the requisite licenses, permits and approvals from the relevant authorities, which may adversely affect our ability to generate total net revenues or the profitability of our real estate development business.

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

PRC law requires that lessors of properties possess title certificates to the leased properties. We currently have two leases for properties that we use as employee housing in Guangdong Province, China. None of the lessors can provide copies of their title certificates to us. If there are disputes over the ownership of any of these leased properties for which the lessors do not possess title certificates, our leases may be deemed invalid by the PRC courts and we may be forced to vacate these properties.

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

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund — Raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which took effect on November 1, 2005. Notice 75 supersedes prior SAFE regulations promulgated in January and April of 2005. Notice 75 requires PRC residents to register with the relevant local SAFE branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them. The term “PRC residents” as used in Notice 75 includes PRC citizens as wells as other persons who habitually reside in the PRC for economic benefit. Such PRC residents are required to complete amended registrations with the relevant SAFE branch upon (i) injection of equity interests or assets of an onshore enterprise into the offshore entity, (ii) subsequent overseas equity financing by such offshore entity, or (iii) any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long term equity or debt investments, and providing security. PRC residents who have already incorporated or gained control of offshore entities that made onshore investments in the PRC before Notice 75 was promulgated was required to register with the relevant local SAFE branch on or before March 31, 2006. In addition, such PRC residents are required to repatriate into China all of their dividend profits or capital gains from their shareholdings in the offshore entity within 180 days of their receipt of such profits or gains.

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

A number of terms and provision in Notice 75 remain unclear. Because of uncertainty over how Notice 75 will be interpreted and implemented, we cannot predict how it will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries’ or VIE’s ability to conduct foreign exchange activities, such as remitting dividends and foreign- currency denominated borrowings, may be subject to compliance with Notice 75 requirements by our PRC resident shareholders. Despite our efforts to fully comply with the SAFE regulations, we cannot assure you that we will obtain, or receive waivers from, any necessary approvals or not be found in violation of the SAFE regulations or any other related foreign exchange regulations. In particular, we cannot assure you that we will be able to cause all our present or prospective PRC resident shareholders to comply with all SAFE regulations. A failure by our PRC resident shareholders to comply with Notice 75 or our inability to secure required approvals or registrations may subject us to fines or legal sanctions, limit our subsidiaries’ ability to make distributions or pay dividends, restrict our overseas or cross-border investment activities or affect our ownership structure, any of which could affect our business and prospects.

All participants in our existing equity compensation plans who are PRC citizens may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional equity compensation plans for our directors, employees and other parties under PRC law.

In December 2006, the PBOC promulgated the Administrative Measures for Individual Foreign Exchange, which set forth the requirements for foreign exchange transactions by PRC individuals under either current accounts or capital accounts. In January 2007, SAFE issued the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly listed company. On March 28, 2007, SAFE promulgated the Processing Guidance on Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas-Listed Companies Hui Zong Fa [2007] No. 78, Circular 78. On 20 February 2012, SAFE issued a new Circular on Domestic Individuals’ Participation in Share-based Incentive Plans of overseas Listed Companies (Hui Fa [2012] No. 7), or Circular 7, to replace Circular 78. Under Circular 7, PRC citizens who participate in share-based incentive plans of an overseas publicly listed company are required, through a qualified PRC domestic agent or PRC subsidiary of such overseas publicly listed company, to register with the SAFE and complete certain other procedures. We believe that the registration and approval requirements contemplated in Circular 7 will be burdensome and time consuming.

If it is determined that our equity compensation plans are subject to Circular 7, failure to comply with such provisions may subject us and the participants of our equity compensation plans who are PRC citizens to fines and legal sanctions and prevent us from being able to grant equity compensation to our personnel, which is currently a significant component of the compensation of many of our PRC employees. In that case, our business operations may be materially adversely affected.

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

Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the statutory general reserve fund, which requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends until the cumulative amount of such reserves reaches 50% of its registered capital. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances. The restricted portion amounted to approximately 59.2% of our total consolidated net assets as of December 31, 2011.

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

As a public reporting company, we are required to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission, including expanded disclosures and accelerated reporting requirements. Compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements may increase our costs and require additional management resources. We have been continuously upgrading and implementing additional controls and procedures in our finance and accounting systems and will need to continue to do so as we grow our business and organization and to satisfy new reporting requirements. If we are unable to complete the required assessment as to the adequacy of our internal control over financial reporting, investors could lose confidence in the reliability of our internal controls over financial reporting, which could adversely affect the trading price of our ADSs.

Our management has determined that our internal control over financial reporting as at December 31, 2011 was effective. However, it is possible that we or our independent registered public accounting firm may identify other significant deficiencies or material weakness in future periods. Such results could cause our investors to lose confidence in the reliability of our internal controls over financial reporting, which could adversely affect the trading price of our ADSs. Furthermore, we anticipate that we will continue to incur increased costs and devote significant management resources to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

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

On September 27, 2006, we changed our name to “Ninetowns Internet Technology Group Company Limited.”

In December 2010, Ninetowns Suitable Estate acquired a 29.7% interest in Shouchuang Caifu Gengyin (Tianjin) Equity Investment Fund Limited Partnership.

On February 24, 2011, Ninetowns Ports acquired 70% of the equity interest in Dalian Changzheng, a limited liability company originally established by Aviation Wanyuan Industry Co., Ltd., or Aviation Wanyuan, in China for RMB 117 million (US$18 million). Dalian Changzheng has been included in the consolidated financial statements of the Company in the fiscal year ended December 31, 2011.

On March 10, 2011, we dissolved Shanghai Tootoo.

On March 16, 2011, Huainan Ninetowns Suitable Estate Co., Ltd., or Huainan Suitable Estate, a PRC company with a registered capital of RMB10 million was established by Ninetowns Ports. On June 28, 2011, in relation to the “2011 Zhongcheng Trust Huainan Investment Trust Plan”, or the Investment Trust Plan, Zhongcheng Trust Co., Ltd., or Zhongcheng entered into a capital increase agreement, or the Capital Increase Agreement, with Ninetowns Ports and Huainan Suitable Estate. Zhongcheng and Ninetowns Ports agreed to increase the registered capital of Huainan Suitable Estate by RMB90 million, from RMB10 million to RMB100 million. After the capital increase in July 2011, 10% of Huainan Suitable Estate’s total registered capital was held by Ninetowns Ports and 90% was held by Zhongcheng.

On March 30, 2011, Huainan Huacheng, a PRC company with a registered capital of RMB8 million was established. Huainan Huacheng is wholly-owned by Huainan Suitable Estate. In September 2011, Huainan Suitable Estate increased the registered capital of Huainan Huacheng from RMB8 millilon to RMB20 million. In November 2011, Huainan Huacheng transferred RMB80 million from additional paid in capital to registered capital, thus the registered capital increased from RMB20 million to RMB100 million.

On April 7, 2011, Huainan Huacheng acquired the land use rights for approximately 141,000 square meters of undeveloped land in Huainan, Anhui Province, China from the Huainan Land Resource Bureau. The total consideration was approximately RMB258 million (US$39 million). Ninetowns intends to develop a mixed-use real estate project tentatively named “Smarter Town” on such land.

On April 11, 2011, Dalian Changzheng acquired the land use rights for approximately 20,970 square meters of undeveloped land in Dalian High and New Technology Industry Park from the Dalian Land Resource Bureau for RMB280 million (US$43 million), of which Ninetowns Ports contributed approximately RMB 153 million ($23.5 million) and Aviation Wanyuan contributed approximately RMB 127 million (US$19.5 million).

On April 22, 2011, Beijing Ronghe Zhihui Network Software Services Co., Ltd., or Beijing Ronghe Zhihui, a PRC company with a registered capital of RMB50 million was established. Beijing Ronghe Zhihui is wholly-owned by Ninetowns Suitable Estate.

On August 5, 2011, Beijing Ronghe Tongshang Electronic Business Co., Ltd., or Ronghe Tongshang Electronic, a PRC company with a registered capital of RMB10 million was established. Ronghe Tongshang Electronic is wholly-owned by Ronghe Tongshang.

On August 30, 2011, Beijing Sky acquired 100% of the equity interest in Beijing Huaixiang Modern Agriculture Technology Co., Ltd., or Huaixiang Modern Agriculture, a limited liability company originally established on November 8, 2004 in China with a registered capital of RMB1 million, for RMB2.2 million.

On September 29, 2011, we established Shouchuang Caifu Ninetowns (Tianjin) Equity Investment Fund Partnership (Limited Partnership), or Shouchuang Caifu Ninetowns, a PRC limited partnership, with Shouchuang Huaxia (Tianjin) Equity Investment Fund Management Co., Ltd., or Shouchuang Huaxia and Shouchuang Gengyin. Beijing Ronghe Zhihui contributed RMB53 million in exchange for a 72.60% equity interest in Shouchuang Caifu Ninetowns.

On December 20, 2011, Shouchuang Caifu Ninetowns acquired 99% of the equity interest in Binzhou Ruichen, a limited liability company originally established on September 8, 2009 in China with a registered capital of RMB10 million, for RMB9.9 million.

In January 2012, we changed the construction planning of Yizhuang to mixed-use real estate project development. We acquired the land use rights of Yizhuang in 2008 and Yizhuang was originally approved for office construction for self-use.

On March 28, 2012, as a result of the termination of the Investment Trust Plan, Zhongcheng transferred 90% equity interest in Huainan Suitable Estate to Ninetowns Ports and Huainan Suitable Estate became a wholly owned subsidiary of Ninetowns Ports.

In June 2011, we entered into certain debt repayment agreements with Ninetowns Zhi Fang, Ninetowns Xin He and Ninetowns Wang Li, or the Debt Repayment Agreements pursuant to which:

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

The receivables we waived pursuant to the Debt Repayment Agreements had been fully provided in our bad debt allowance in our financial statements. As of April 20, 2012, we believe that Ninetowns Zhi Fang, Ninetowns Xin He and Ninetowns Wang Li have materially complied with the terms of the Debt Repayment Agreements.

We conduct our business in China through our eleven PRC subsidiaries. As of April 20, 2012, our PRC subsidiaries include (i) Beijing New Take, (ii) Ninetowns Times, (iii) Ninetowns Ports, (iv) Guangdong Ninetowns, (v) Ninetowns Suitable Estate, (vi) Dongguan Ninetowns, (vii) Ninetowns Software, (viii) Dalian Changzheng, (ix) Beijing Ronghe Zhihui, (x) Huainan Suitable Estate and (xi) Huainan Huacheng. We also have equity investments in (a) Shouchuang Caifu Gengyin, (b) Shouchuang Caifu Ninetowns and (c) Binzhou Ruichen. Furthermore, we effectively control our VIE, Ronghe Tongshang, through a series of contractual agreements entered into in 2006, 2007 and 2009.

Our principal executive offices are located at 22nd Floor, Building No. 1, Capital A Partners, No. 20 Gongti East Road, Chaoyang District Beijing 100020, People’s Republic of China. Our telephone number in China is (86 10) 65899922. We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent for service of process in the United States.

Our capital expenditures for 2009, 2010 and 2011, which totaled approximately RMB10.8 million, RMB4.9 million and RMB6.5 million (US$1.0 million), respectively, consisted primarily of purchases of property and equipment, as well as other fixed assets. We paid deposits of RMB2.1 million and RMB2.6 million (approximately US$0.4 million) for the acquisition of property and equipment in 2010 and 2011, respectively. We expect to incur capital expenditures in 2012 of approximately RMB2.8 million (US$0.4 million) to purchase equipment and software products to support our new software development projects and development of our new business initiatives and services. We expect to use our cash flow from operations and our available cash to fund such capital expenditures to execute our business strategy.

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

In 2010 and 2011, we derived 62.9% and 81.3% of our total net revenues from sales of enterprise software and related customer maintenance services and 30.2% and 8.0% from software development services. Specifically, we recognized net revenues from sales of our enterprise software and related customer maintenance services of RMB58.4 million, RMB49.7 million and RMB61.0 million (US$7.9 million) in 2009, 2010 and 2011, respectively. We believe there were approximately 142,300, 143,500 and 145,100 licensees of our enterprise software as of December 31, 2009, 2010 and 2011, respectively.

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

We have been offering our “guaranteed fresh” delivery services to a number of residential communities in Beijing. We utilize carefully planned delivery routes and various state-of-the-art refrigeration equipment and specially equipped vehicles to achieve “Unbroken Cold Chain Logistics” for our fresh food delivery service. We are able to efficiently control product storage and movement at a low cost through the use of our proprietary product tracking system, warehouse management system and delivery data management system, all of which are supported by advanced information technology. In 2011, we achieved an increase in revenue and number of orders, which further affirms the market potential for our organic food and other household products. The positive market reception was encouraging and we expect to focus on future developing this business.

Real estate development

In April 2011, we expanded our business to focus on a new strategic initiative to invest in real estate development.

We acquired the land use rights for a plot of undeveloped land located in Huainan, Anhui province of China, which consists of approximately 141,000 square meters. The purchase price was RMB1,830 per square meter, or approximately RMB258 million (US$39 million) in total. We intend to develop a mixed-use real estate project tentatively named “Smarter Town” on such land. We also intend to (i) design, develop, construct, market and sell certain retail and residential units, (ii) design and construct an “Internet of Things” exhibition park, and (iii) design and construct a community hospital on such land. In June 2011, our subsidiaries entered into a series of agreements with respect to certain financing arrangements for the “Smarter Town” project to be developed by Huainan Huacheng.

We also acquired land use rights for two plots of undeveloped land located in Dalian, Liaoning province of China through Dalian Changzheng, our 70%-owned subsidiary. The two plots consist of approximately 20,790 square meters. The purchase price was RMB13,350 per square meter, or approximately RMB280 million (US$43 million) in total. We commenced the first phase of a mix-use development project on this site in December 2011.

In June 2011, in order to finance the costs and expenses related to the “Smarter Town” project, Zhongcheng organized and offered the Investment Trust Plan. Pursuant to the terms of the Investment Trust Plan, Zhongcheng issued (i) 150,000,000 preferred trust units for RMB150 million to certain investors and (ii) 160,000,000 ordinary trust units to Ninetowns Ports, a wholly-owned indirect subsidiary of the Company, in exchange for the assignment of certain creditor’s rights for RMB160 million in Huainan Huacheng. To inject the funds raised under the Investment Trust Plan to Huainan Huacheng, the project company of the “Smarter Town” project, Zhongcheng and Ninetowns Ports entered into a capital increase agreement pursuant to which Zhongcheng made a capital investment of RMB150 million to Huainan Suitable Estate, a wholly-owned subsidiary of Ninetowns Ports and the sole shareholder of Huainan Huacheng. As a result of such investment, Zhongcheng obtained 90% equity interest of Huainan Suitable Estate. The funds injected to Huainan Suitable Estate were later injected to Huainan Huacheng through a capital increase by Huainan Suitable Estate.

In February 2012, Ninetowns Ports proposed to terminate the Investment Trust Plan due to the delay in the development schedule of the “Smarter Town” project. The proposed termination of the Investment Trust Plan was approved on the meeting of the investors who subscribed the preferred trust units of the Investment Trust Plan and Ninetowns Ports held on February 3, 2012. As a result of such termination, Zhongcheng transferred the equity interest that it held in Huainan Suitable Estate to Ninetowns Ports for no consideration. In addition, Huainan Huacheng repaid the debt of RMB160 million plus interest of approximately RMB13 million to Zhongcheng. We will continue the development of the “Smarter Town” project and may seek other alternative financing options in the future.

In 2011, we entered into a partnership with Shouchuang Huaxia and Shouchuang Gengyin to invest in the development of a residential real estate project located in Binzhou, Shandong Province, China. Ninetowns Suitable Estate holds 29.7% interest in Shouchuang Gengyin. On December 20, 2011, Shouchuang Caifu Ninetowns acquired 99% of the equity interest in Binzhou Ruichen, a limited liability company originally established on September 8, 2009 in China with a registered capital of RMB10 million, for RMB9.9 million.

In January 2012, we changed the construction planning of Yizhuang to mixed-use real estate project development. We acquired the land use rights of Yizhuang in 2008 and Yizhuang was originally approved for office construction for self-use.

In 2012, we aim to continue our efforts in expanding our B2C food related business by enhancing our competitive advantages and upgrading our products and services. We plan to leverage our existing quality control related expertise and experience to expand our product offerings as future opportunities present themselves. Specifically, we believe our “Unbroken Cold Chain Logistics” could give us a unique advantage in the e-commerce and service industries due to the superb quality of our products and services. We also intend to participate in real estate development projects that involve three product models (i) intelligent residential communities, (ii) smarter senior living communities and (iii) e-commerce bio-system industrial parks, primarily in third-tier and fourth-tier cities in China. We expect to focus on the development projects that we have acquired and also explore other real estate related opportunities, for instance, by cooperating with local governments and real estate investment funds. We intend to increase our revenues primarily by leveraging and strengthening our market reputation, enhancing value for our clients through broader product offerings and improved customer services, expanding our client base through increased marketing, maintaining our leadership in technical and industry knowledge and pursuing selective strategic acquisitions, collaborations and investments. However, given the uncertain impact on our business resulting from the distribution and promotion of free software products by the PRC Inspections Administration to end-users and the uncertainties related to expansion into new businesses, we cannot predict the growth in our revenues, if there are any at all.

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

Products and services

In 2010 and 2011, we derived 62.9% and 81.3% of our total net revenues from sales of enterprise software and related customer maintenance services, 30.2% and 8.0% of our total net revenues from the provision of software development services.

The products and services we offered in 2011 included the following:

Enterprise software

We sell two enterprise software products: (i) iDeclare.CIQ and (ii) iQM.

iDeclare.CIQ series

Commercially introduced in August 2000, the iDeclare.CIQ series of products enables international trade enterprises to complete the declaration process electronically over the Internet. We initially offered the iDeclare.CIQ basic package, which included two separate software functions, for a one-time license fee of RMB6,800, including one year of customer maintenance services. In September 2001, we started to offer the current iDeclare.CIQ basic package, which includes six separate software functions, for a one-time license fee of RMB4,500, including one year of basic customer maintenance services. In September 2006, we also developed Ninetowns Network Quality Supervision Software v1.0, the newest version of software in the iDeclare.CIQ series. We charge RMB1,500 for each additional year of customer maintenance services, which includes a number of value-added services in addition to the basic maintenance services, such as site visits to carry out maintenance procedures and automatic updates of software relating to changes in codes associated with goods, countries and regions and changes to import/export regulations. In 2009, 2010 and 2011, we generated RMB57.8 million, RMB49.6 million and RMB61.0 million (US$9.7 million), respectively, of net revenues from sales of the iDeclare.CIQ basic package and related customer maintenance services (including the per transaction fees as described below), which represented a substantial portion of our net revenues from sales of enterprise software in each of those periods.

We also provide a Pay-Per-Transaction option to our customers who do not want to pay the annual maintenance fees. Net revenues from sales of enterprise software included RMB28.7 million, RMB30.9 million and RMB38.8 million (US$6.2 million) of such per use fees, representing 49.1%, 62.3% and 63.6% of our net revenues for sales of enterprise software in 2009, 2010 and 2011, respectively.

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

The table below sets forth the benefits of electronic filings, as compared to paper filings:

Traditional paper-based filing method	iDeclare.CIQ electronic filing method

declaration form filled manually	electronic input minimizes mistakes arising from illegible handwriting

declaration form physically submitted to the PRC Inspections	submission of electronic declaration form reduces cost and

Administration	time

long waiting time in the process of declaration	no physical queue-up for submission required

incomplete information or mistakes in declaration form cause delay, stress and additional costs	built-in error detection function helps prevent omissions and mistakes

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

Currently, our iQM product series is available only in Guangdong Province, China on a trial basis and the available versions of our products are industry-specific, ranging from toys and food processing, aquatic and livestock breeding and vegetation planting. We recognized RMB0.6 million, RMB0.1 million and RMB10,769.2 (US$1,711) in net revenues from sales of iQM and related software maintenance services in 2009, 2010 and 2011, respectively. In the short term, we do not expect any significant change in net revenue from sale of iQM and will maintain services to existing customers.

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

Businesses under development

B2C food related Business

In April 2010, we began offering B2C organic food and other household products through our web portal, www.tootoo.cn. Our B2C food related business is still under development, which means it is uncertain whether we will successfully establish it as one of our primary businesses.

Real Estate Development Business

In April 2011, we expanded our business to focus on real estate development. We acquired land use rights for undeveloped land in Huainan, Dalian, Binzhou and Beijing, China. We plan to develop mix-use and residential use real estate projects on these properties.

We acquired the land use rights for a plot of undeveloped land of approximately 141,000 square meters located in Huainan, which is located in the Anhui province of China. We intend to develop a mixed-use real estate project tentatively named “Smarter Town” on such land. We also intend to (i) design, develop, construct, market and sell certain retail and residential units, (ii) design and construct an “Internet of Things” exhibition park, and (iii) design and construct a community hospital on such land. We are still in the process of construction planning of our Huainan project.

Dalian Changzheng, a company in which Ninetowns Ports is a 70% shareholder, acquired land use rights for two pieces of undeveloped land located in Dalian High and New Technology Industry Park. Collectively, the two pieces of land consist of approximately 20,970 square meters. We commerced the first phase of a mix-use development project on this site in December 2011. The two pieces of land are permitted for commercial and residential use. The commercial land use rights and the residential land use rights will expire in 40 years and 70 years, respectively. Phase I of our Dalian project involves land of approximately 14,810 square meters with a gross floor area, or GFA, of approximately 76,390 square meters, on which we plan to construct office buildings and residential buildings. The construction work of Phase I started in December 2011. Phase II of our Dalian project involves land of approximately 6,161 square meters with a GFA of approximately 30,191 square meters. We are still in the process of the construction planning of Phase II.

Shouchuang Caifu Ninetowns acquired 99% of the equity interest in Binzhou Ruichen, a limited liability company established in Binzhou, Shandong Province, China. Binzhou Ruichen intends to acquire land use rights for a piece of land consisting of approximately 79,140 square meters for residential use located in Binzhou, Shandong Province, China. The land use rights will expire in 70 years. The funding of the Binzhou project will be mainly secured by the Binzhou Ruichen through commercial bank loans. Shouchuang Caifu Ninetowns has the right, but not the obligation, to provide further funding to the Project Company. We are still in the process of construction planning of our Binzhou project.

In January 2012, we changed the construction planning of Yizhuang to mixed-use real estate development. We plan to construct offices and R&D centers with a GFA of up to 101,816 square meters in Yizhuang.

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

Our future revenues and results of operations may fluctuate significantly due to a combination of factors, including:

•	acceptance of our products and services in China;

•	the strength of our relationships with the PRC Inspections Administration, the PRC Customs and other PRC government agencies;

•	our ability to attract and retain users;

•	our ability to develop new software products and services;

•	PRC government regulation of software sales, development, e-commerce and real estate; and

•	general economic conditions in China.

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

As of December 31, 2011, we had a sales and marketing force consisting of approximately 28 people, serving mainly the southern regions of China for our enterprise software. Our sales and marketing representatives also perform customer maintenance services.

Our annual sales targets are set by our general manager of sales and marketing according to regional sales plans and are reviewed quarterly. We have an incentive-based sales scheme whereby salespersons are rewarded based on achievement of sales targets.

Sales by our franchisees

It is our current strategy to expand our franchisee network to undertake marketing, distribution and service activities using the “Ninetowns” brand name. As of December 31, 2011, we have four franchisees, Ninetowns Enke, Ninetowns Zhi Fang, Ninetowns Xin He and Ninetowns Wang Li.

•

Our franchise relationship with Ninetowns Enke began in February 2004. Ninetowns Enke is also our sales agent for sale of after sales maintenance services for our enterprise software to our customers. In January 2012, we entered into a new franchise agreement with Ninetowns Enke for our software product, iQs under the iProcess.CIQ series. Our franchise agreement with Ninetowns Enke for iQs expires on December 31, 2012 and does not contain any minimum sales commitment. In January 2012, we also entered into a new franchise agreement with Ninetowns Enke for our software product, iDeclare.CIQ basic package. Our franchise agreement with Ninetowns Enke for iDeclare.CIQ expires on December 31, 2012 and does not contain any minimum sales commitment.

•

Our relationship with Ninetowns Zhi Fang began in 2005. In January 2012, we entered into new franchise agreements with Ninetowns Zhi Fang and its affiliate, Beijing Ninetowns Zhi Fang Software Technology Co., Ltd. Shanghai Branch, or Ninetowns Zhi Fang Shanghai Branch, for our software product, iQs under the iProcess.CIQ series. Our franchise agreements with Ninetowns Zhi Fang and Ninetowns Zhi Fang Shanghai Branch for iQs expire on December 31, 2012 and do not contain any minimum sales commitment. In January 2012, we also entered into new franchise agreements with Ninetowns Zhi Fang and Ninetowns Zhi Fang Shanghai Branch, for our software product, iDeclare.CIQ basic package. Our franchise agreements with Ninetowns Zhi Fang and Ninetowns Zhi Fang Shanghai Branch for iDeclare.CIQ expire on December 31, 2012 and do not contain any minimum sales commitment.

•

Our relationship with Ninetowns Xin He began in 2006. In January 2012, we entered into a new franchise agreement with Ninetowns Xin He for our software product, iQs under the iProcess.CIQ series. Our franchise agreement with Ninetowns Xin He for iQs expires on December 31, 2012 and does not contain any minimum sales commitment. In January 2012, we also entered into a new franchise agreement with Ninetowns Xin He for our software product, iDeclare.CIQ basic package. Our franchise agreement with Ninetowns Xin He for iDeclare.CIQ expires on December 31, 2012 and does not contain any minimum sales commitment.

•

Our relationship with Ninetowns Wang Li began in 2006. In January 2012, we entered into a new franchise agreement with Ninetowns Wang Li for our software product, iQs under the iProcess.CIQ series. Our franchise agreement with Ninetowns Wang Li for iQs expires on December 31, 2012 and does not contain any minimum sales commitment. In January 2012, also we entered into a new franchise agreement with Ninetowns Wang Li for our software product, iDeclare.CIQ basic package. Our franchise agreement with Ninetowns Wang Li for iDeclare.CIQ expires on December 31, 2012 and does not contain any minimum sales commitment.

•	Our franchisees provide customer maintenance services to our enterprise software users. We intend to focus on establishing new franchisee arrangements in the future.

For 2009, 2010, and 2011 net revenues from the sale of enterprise software and related customer maintenance services generated by our franchisees amounted to approximately RMB 45.9 million, RMB35.4 million and RMB47.9 million (US$7.6 million), respectively.

In June 2011, we entered into certain debt repayment agreements with Ninetowns Zhi Fang, Ninetowns Xin He and Ninetowns Wang Li, or the Debt Repayment Agreements, pursuant to which:

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

The receivables we waived pursuant to the Debt Repayment Agreements had been fully provided in our bad debt allowance in our financial statements. As of April 20, 2012, we believe that Ninetowns Zhi Fang, Ninetowns Xin He and Ninetowns Wang Li have materially complied with the terms of the Debt Repayment Agreements.

Customers

In 2011, our customers for sales of enterprise software and related customer maintenance services include our franchisees and international trade enterprises that we sell our software to directly. Our users are engaged in a wide variety of import and export activities in China. For 2009, 2010 and 2011, our four largest enterprise software customers, which consisted of our franchisees, accounted for approximately 77.5%, 71.3% and 78.5%, respectively, of our net revenues from sales of enterprise software and related customer maintenance services.

Our customers for software development services include the PRC Inspections Administration and other third party customers.

Most of our customers for B2C e-commerce business are individuals and a small number of B2C e-commerce customers are companies.

Customer maintenance services for enterprise software

We believe our ability to provide customer maintenance services is one of the key factors to building user loyalty. We offer one year of free customer maintenance services with our iDeclare.CIQ basic package, and charge a fee of RMB 1,500 for customer maintenance services each year thereafter.

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

Each of our technical support centers functions as a call center that responds to calls from customers located in the surrounding areas. As of December 31, 2009, 2010 and 2011, we had together with our four franchisees, 133, 124 and 102 customer service and technical support personnel, respectively.

Competition

We believe there are only two enterprise software products, namely our iDeclare.CIQ product series and “Easy Inspection” offered by Rongji, that have been endorsed by the PRC Inspections Administration. We are not aware of any other products or services which compete with our enterprise software. Therefore, we believe we only have one competitor engaged in providing enterprise software to international trade enterprises for transactions with the PRC Inspections Administration. In addition, we face competition from the PRC Inspections Administration’s free software product.

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

As of December 31, 2011, we had registered 46 software copyrights and 22 trademarks in China and one registered trademark for our name “Ninetowns” in the United States. We have abandoned our plan for application for registering trademarks in Hong Kong.

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

Acquisition of Land Use Rights

Under the Foreign Investment Catalog, foreign investments are restricted in the development of a whole land lot, construction, operation or transacting in the secondary real estate market, or acting as real estate intermediaries or agents of high-quality hotels, houses, premium office buildings, international conference centers and large theme parks in China; and foreign investments are permitted in other real estate developments. According to the Interim Provision on Approving Foreign Investment Project promulgated by NDRC in October 2004, approval of NDRC is required for foreign investment projects with total investment of US$ 100 million or more within the category of encouraged or permitted foreign investments and those with total investment of US$50 million or more within the category of foreign investments subject to restrictions. Other foreign investments in China will require only local approval. Specifically, the local authorities may examine and approve foreign investment projects with total investment less than US$ 100 million within the category of encouraged or permitted foreign investments and those with total investment less than US$50 million within the category of foreign investment subject to restrictions.

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

On September 8, 2007, the MLR promulgated the Notice on Strengthening the Handling of Idle Land. This Notice provides the principles of dealing with idle land. The Grant of State-owned Land Use Right can only be transferred after the payment of compensation for land, settlement and completion of the land development at an earlier stage. The notice also prescribes that the State- owned Land Use Right Certificate shall not be issued before the land grant premium for acquisition of land has been paid in full, nor be issued separately according to the ratio of payment of land grant premium.

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

In the opinion of our PRC counsel, Commerce & Finance Law Offices, the ownership structures, businesses and operations of our subsidiaries and VIE in China comply with applicable PRC laws, rules and regulations in all material aspects. In addition, our PRC counsel has confirmed that no consent, approval or license, other than those already obtained, is required for such present ownership structures, businesses and operations in order for us to comply with existing PRC laws rules and regulations.

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

Under these regulations, wholly foreign-owned enterprises in China may only pay dividends out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10.0% of its after-tax income each year, if any, to fund a reserve fund until the accumulated reserve amounts to 50.0% of its registered capital. It is also required to set aside funds for the employee bonus and welfare fund from its after- tax income each year at percentages determined at its sole discretion. These reserves are not distributable as cash dividends.

Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the statutory general reserve fund, which requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances. The restricted portion of their net assets amounted to approximately RMB553.7 million (US$88.0 million), or 59.2% of our total consolidated net assets as of December 31, 2011.

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

Import/ Export license system

The import and export license system is an important administrative measure in the international trade regulations of the PRC. Since the early 1990’s, the PRC government has gradually relaxed its control over import activities including abandoning or reducing the range of import licenses, import quotas and import control. Since 1998, the PRC government has removed its control of import licenses and export quotas over a wide range of commodities which previously required import licenses. On December 10, 2001, the State Council issued the Regulations of the People’s Republic of China on Administration of Import and Export, or the Regulations, which apply to the import of goods into China and the export of goods from China, to standardize administration of import and export of goods and to promote the development of foreign trade in China. Pursuant to the Regulations, goods for importation are divided into three categories: (i) prohibited for imports, (ii) restricted for imports, and (iii) free for imports. The lists of prohibited and restricted imports are formulated by the State Council department responsible for foreign trade and economic cooperation after consulting other relevant State Council departments. Restricted imports are further divided into quota-controlled imports, license- controlled imports and tariff- and quota-controlled imports. Import quotas are distributed to quota applicants annually based on specific criteria. Import licenses are issued on a case-by-case basis. Exported goods are also divided into prohibited exports, restricted exports and free exports. The lists of prohibited and restricted exports are formulated by the State Council department responsible for foreign trade and economic cooperation after consulting other relevant State Council departments. Restricted exports are further divided into quota-controlled exports and license-controlled exports. Export quotas are distributed annually and may be distributed through direct allocation, invitation of bids or other methods. Export licenses are issued on a case-by-case basis. Under certain circumstances, the relevant State Council departments may take certain temporary measures to restrict or prohibit certain imports.

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

Regulation on Stock Incentive Plan

On December 25, 2006, the People’s Bank of China promulgated the Administrative Measures for Individual Foreign Exchange. On January 5, 2007, SAFE issued the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rule, which, among other things, specifies approval requirements for a PRC citizen’s participation in employee stock ownership plans or stock option plans of an overseas publicly-listed company. On February 15, 2012, SAFE issued the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or the Stock Incentive Plan Rules, which terminated the Processing Guidance on Foreign Exchange Administration of Domestic Individuals Participating in the Employee Stock Ownership Plans or Stock Option Plans of Overseas-Listed Companies issued by SAFE on March 28, 2007. According to the Stock Incentive Plan Rules, if “domestic individuals” (both PRC residents and non-PRC residents who reside in the PRC for a continuous period of not less than one year, excluding foreign diplomatic personnel and representatives of international organizations) participate in any stock incentive plan of an overseas listed company, a qualified PRC domestic agent, which could be a PRC subsidiary of such overseas listed company, or a domestic agent selected by a PRC subsidiary, shall, among other things, file, on behalf of such individual, an application with SAFE to register such stock incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock purchase or stock option exercise. Such PRC individuals’ foreign exchange income received from the sale of stocks and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in the PRC opened and managed by the PRC domestic agent before distribution to such individuals.

C. Organizational structure

We conduct substantially all of our business through eleven PRC subsidiaries, three investments under equity method and one VIE in China. The following diagram illustrates our subsidiaries, their country of incorporation and the proportion of our ownership of each as of April 20, 2012.

For details of the above subsidiaries and VIE, see “— History and development of the company.”

D. Property, plant and equipment

Our principal executive offices occupy a total of approximately 7,992 square meters on the 19th to 23rd and 25th floors of Building No.1, Capital A Partners, No. 20 Gongti East Road, Chaoyang District, Beijing 100020, PRC, or the Principal Office. We have not obtained the ownership certificate for our principal offices due to an ongoing lawsuit filed against the building developer by an un-related third party. We also own an office building located at No. 38, Huicai Road, Tianhe District, Guangdong, PRC of a total of approximately 3,095 square meters.

We occupy a leased representative office of approximately 10 square meters at 1 1F, KaWah Bank Centre, 232 Des Voeux Road, Central, Hong Kong.

We lease premises with approximately 4,300 square meters in Beijing to serve as our warehouse for our fresh delivery B2C food related business. Such lease will expire on February 29, 2013.

We also lease approximately 703,200 square meters of land in Beijing on which we farm the products for our B2C food related business. Such lease will expire on September 15, 2022.

We and our four franchisees currently jointly provide services to the users of our enterprise software through three technical support centers, with one located in Beijing and two located in Guangzhou. The service centers in Beijing and Guangzhou are operated and maintained by us whereas all other 41 technical support centers are operated and maintained by our four franchisees, located in major import/export cities in China.

On October 30, 2008, Ninetowns Suitable Estate and the Beijing Municipal Bureau of Land Resources Economic Technological Development Area Branch entered into a land grant contract and a supplemental agreement, pursuant to which Ninetowns Suitable Estate acquired land use rights for 58,526.58 square meters of land located in Lu Dong District, Beijing Economic Technological Development Area, or Yizhuang. In May 2010, Ninetowns Suitable Estate acquired the project’s construction land use layout permit and obtained the land use right certificate. In January 2012, we obtained the approval to change the construction planning of Yizhuang to mixed-use real estate project development.

In 2011, we acquired the land use rights for a plot of undeveloped land located in Huainan, Anhui province of China, which consists of approximately 141,000 square meters. We also acquired land use rights for two plots of undeveloped land located in Dalian, Liaoning province of China through Dalian Changzheng, our 70%-owned subsidiary. The two plots consist of approximately 20,970 square meters. Shouchuang Caifu Ninetowns, a limited partnership among Ninetowns Ronghe Zhihui, Shouchuang Huaxia and Shouchuang Gengyin acquired 99% of the equity interest in Binzhou Ruichen, which intends to acquire a piece of land consisting of approximately 79,140 square meters for residential use located in Binzhou, Shandong Province of China. As of April 20, 2012, Binzhou Ruichen has obtained land use rights certificates of approximately 57,027 square meters of the Binzhou project.

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

Item 5. Operating and Financial Review and Prospects.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — D. Risk Factors” or in other parts of this annual report on Form 20-F.

A. Operating Results

Overview

We are a leading provider of online solutions for international trade, with our key services in automating import/export e-filings. We achieve this by leveraging our international trade expertise and our insight into the needs and procedures of certain trade- related PRC government agencies. To date, we have focused on providing enterprise software and related customer maintenance services for the completion over the Internet of the declaration process. In order to secure our market position, we assisted in designing and building, and continue to maintain and upgrade, the electronic systems of the PRC Inspections Administration, that enable our enterprise software to process electronic declarations over the Internet. We believe there were approximately 142,300, 143,500 and 145,100 licensees of our enterprise software registered to effect electronic import/export processing with the PRC Inspections Administration as of December 31, 2009, 2010 and 2011, respectively. We also engage in the sales of B2C organic food and other household products through our web portal, www.tootoo.cn. We intend to expand our business to invest in real estate development. We acquired land use rights for undeveloped land in Huainan, Dalian and Binzhou, China, to develop mixed-use real estate projects. We also changed the construction planning of the land of Yizhuang to develop mixed-use real estate projects. Our B2C and real estate development businesses are under development.

We generated total net revenues of approximately RMB79.6 million, RMB78.9 million and RMB75.2 million (US$12.0 million) in 2009, 2010 and 2011, respectively. Our total net revenues in 2011 was generally the same as our total net revenues in 2010 because the decrease in sales from software development services in 2011 was offset by the increase in net revenues from enterprise software and related customer maintenance services and B2C food related business during the same year. Our net income attributable to the Company in 2009, 2010 and 2011 was RMB1.3 million, RMB12.3 million and RMB3.5 million (US$0.6 million), respectively. The decrease in net income attributable to the Company in 2011 was mainly due to lower gains from our equity securities investment activities and loss on investments under the cost method.

We periodically invest our excess cash in highly liquid equity securities. In addition, from time to time we write call and put options through listed exchange as part of our investment strategy. Our investment committee approves the investment policy covering the investment parameters to be followed with the primary goals being the safety of principal and maintaining the liquidity of funds. As of December 31, 2011, we held equity securities with a total value of approximately RMB20.3 million (US$3.2 million), which we purchased from China’s A-Share stock market. We also made investments in the U.S. capital markets through investments in equity securities and call and put options. As of December 31, 2011, we held equity securities with a total value of approximately RMB225.5 million (US$35.8 million) that we purchased from the securities markets in the United States. In 2011, we recognized approximately RMB39.9 million (US$6.3 million) in gains from our equity securities investment activities.

In 2011, we recognized an impairment loss of RMB3.4 million (US$0.5 million) due to losses reported by Hangzhou Tophere Info-Tech Inc., or Tophere, one of our investments under cost method.

Factors affecting our results of operations and financial condition:

Focus on sales of enterprise software and related customer maintenance service

In 2011, we engaged in four main lines of business: (i) sales of enterprise software and related customer maintenance services, (ii) provision of software development services, (iii) B2C food related business and (iv) real estate development business. We intend to continue deploying our resources on sales of enterprise software and related customer maintenance services and on our B2C food related business and real estate development business. In addition, we also intend to leverage our existing expertise in quality control and e-service solutions to explore and develop other business opportunities.

Expansion to new business and continuance of investment activities

In April 2011, we expanded our business to focus on a new strategic initiative to invest in real estate development. We also expect to continue our investment activities in China’s A-Share stock market and U.S. capital markets.

Status of the import/export industry in China

Our financial results have been, and we expect them to continue to be, affected by the import/export industry in China. In 2011, China’s total import and export volume increased by 22.5% compared to 2010 and we believe the number of the import and export transaction consummated also significantly increased compared to 2010 .We expect China’s import/export volume and number of the transaction consummated to increase steadily in 2012 and lead to a corresponding increase in the demand for our products and services in 2012 compared to the demand in 2011. We believe the increase in demand will increase our revenues on our services provided to Pay-Per-Transaction users.

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

While the growth rate of our user base has decreased continuously, we believe that we have continued to make sales of our iDeclare.CIQ software packages and related customer maintenance services due to certain benefits offered to our paid customers that are not offered to users of the free software. The PRC Inspections Administration’s distribution of free software products, while in the long run will likely increase the number of e-filers and hence increase demand for our enterprise software services, has had a significant adverse effect on our total net revenue, our results of operations and profitability in the short-term. Since 2008, we believe that the PRC Inspections Administration decreased its efforts to promote its free software and we believe there is uncertainty surrounding the PRC Inspections Administration’s future promotional plans for its free software. Our sales of iDeclare.CIQ declined significantly from 2009 to 2010, but increased from 2010 to 2011 primarily because we increased our marketing efforts in 2011, such as value-added services to maintain existing customers and attract new customers.

Expanding our user base through franchisees

We believe our user base has substantial growth potential due to the high number of international trade enterprises that possess import/export rights in China. According to the PRC Ministry of Commerce, approximately 741,565 foreign-invested companies were approved to do business in China as of February 29, 2012. In addition, there are numerous PRC-based companies that possess import/export rights. A key component of our growth strategy is to secure new customers through the efforts of our franchisees and we intend to engage additional franchisees to expand our marketing and distribution network. Currently, we have engaged four franchisees to undertake marketing, distribution and service activities in China.

Description of statements of operations items

At December 31, 2011, we primarily operate in four business segments: (i) enterprise software and related customer maintenance services, (ii) software development services, (iii) B2C food related business and (iv) real estate development business. Currently, our total net revenues are primarily derived from our sales of enterprise software and related customer maintenance services.

Total net revenues

Currently, we generate total net revenues primarily from our B2G segment which includes (i) sales of enterprise software and related customer maintenance services and (ii) fees from software development services, and our new B2C food related business.

Except for VAT rebates from the Chinese tax authorities as part of the PRC government’s policy of encouraging software development in the PRC, we report total net revenue net of business tax. Our sales of enterprise software products and computer hardware and accessories are generally subject to a VAT of 17.0%. Our fees charged for software development services and customer maintenance service for enterprise software products are generally subject to a 5.0% business tax. Pursuant to the laws and regulations of the PRC, two of our subsidiaries in China are entitled to a 14.0% VAT rebate for certain self-developed software products. We recognize the VAT rebates at the same time we recognize net revenues from sales of enterprise software. VAT rebates are included in our net revenues from sales of enterprise software. In 2011, we recognized RMB0.6 million (US$91,000) in VAT rebates. We cannot predict how much our net revenues from sales of our enterprise software and related customer maintenance services or software development services will increase in the future, or if they will increase at all.

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

We currently sell our enterprise software and provide related customer maintenance services through four franchisees. Our per-unit license fee for enterprise software products charged to our franchisees is based on our negotiated sales arrangement with the franchisee, and is less than the RMB4,500 per-unit license fee we receive from direct sales. We also sell iDeclare.CIQ products on a Pay-Per-Transaction basis to various users. Our ability to grow our net revenues from sales of enterprise software and related customer maintenance services will depend on (i) the rate of increase in the number of new users of such product, (ii) the number of the export/import transactions consummated by our Pay-Per-Transaction users, (iii) the market’s acceptance of our planned new software products, (iv) the success of our plans to engage additional franchisees, and (v) our increased efforts in marketing our customer maintenance services to our users. The distribution of free enterprise software by the PRC Inspections Administration has adversely affected our ability to grow our net revenues from sales of enterprise software and related customer maintenance services.

Notwithstanding that we charge for such maintenance services, we believe our users and potential customers are not accustomed to being charged for this type of service and it is uncertain how many of our users will pay for such maintenance services. In 2011, we collected customer maintenance service fees from approximately 18,700 users, representing approximately 13% of our users due to the renewal of their maintenance service agreements. We intend to continue to increase our marketing and collection efforts with respect to these customer maintenance service fees.

Software development services: Our net revenues from software development services are derived primarily from contracts related to PRC government agency software development projects, such as our services for the PRC Inspections Administration. As we believe is consistent with the practice of other software development companies in China engaged in government-related work, we often commence work on software development projects based on oral commitments from our customer and sign the contract after the commencement of work. Once a contract has been signed, we begin recognizing net revenues from these projects based on the percentage-of-completion method, in which revenue recognition is based on the percentage of actual hours incurred to date for each contract to the estimated total hours to be incurred for each contract at completion. Compared to 2010, fewer contracts with respect to software development services were entered into, completed and accepted by customer in 2011 and the work that was completed and accepted in 2011 carried lower service fees compared to our work completed and accepted in 2010. As we recognize such sales as revenue when all components under the contracts are delivered and the project is complete upon the receipt of written acceptance by customer, the revenue recognized in 2011 is significantly lower than 2010.

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

Real estate development business: In 2011, we acquired land use rights for undeveloped land in Huainan, Dalian and Binzhou, China. We plan to develop mixed-use real estate projects on such properties. In June 2011, we entered into a series of agreements with respect to certain financing arrangements for the “Smarter Town” project to be developed by Huainan Huacheng. Such arrangements were terminated on February 9, 2012. We also changed the construction planning of the land of Yizhuang to develop mixed-use real estate projects. Our real estate projects are all under progress and we have not generated any revenue from our real estate development business.

Cost of revenues

Our cost of revenues consists principally of costs related to (i) sales of our enterprise software and related customer maintenance services, (ii) our provision of software development services, and (iii) our provision of B2C food related business.

Enterprise software and related customer maintenance services: We distribute our software directly to end-users by distributing to them through our franchisee network via the Internet. As such, the costs of revenues for our enterprise software are minimal because of low production costs, packaging costs and shipment costs. Additionally the franchisees have been providing a majority of our software maintenance services to customers for us. We therefore incurred declining direct costs to provide software maintenance services to customers.

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

General and administrative expenses: General and administrative expenses consist primarily of personnel expenses, office rental expenses, general office expenses, travel and entertainment expenses and professional fees. We expense all general and administrative expenses as they are incurred. In 2011, we incurred lower general and administrative expenses than in 2010 because we did not grant any share option or non-vested share in 2011.

Research and development expenses: Research and development expenses consist primarily of research and development personnel expenses. We expense research and development expenses as they are incurred. In addition, because technological feasibility for our software products ordinarily occurs right before such products are commercially launched and because costs incurred between technological feasibility and commercial launch are immaterial, such costs are expensed as incurred. We generally expect our research and development expenses to increase as a result of (i) our investment in the research and development of new enterprise platform products, (ii) an increase in the number of research and development personnel, (iii) an expected increase in our potential new business ventures and (iv) our investment in software licenses for development tools to increase the productivity of our overall research and development efforts. However, research and development expenses decreased in 2011 because of a reduction in research and development personnel head count. Specifically, we are exploring the potential expansion of our business by leveraging our experience in B2G quality control and e-service solutions. We have focused our research and development initiatives to include our B2C offerings through our e-commerce platform, tootoo.cn. As our B2C food related business is still under development, we may not successfully introduce it as one of our primary businesses.

Allowance for doubtful accounts: In 2009, a RMB26.3 million provision for bad debts were made in light of the significant increase of the risk of collection such receivables. In 2010, we made a further provision of RMB2.6 million in accordance with our bad debts provision policy. In 2011, in conjunction with the Debt Repayment Agreements with three of our franchisees, and pursuant to which approximately RMB22.78 million of accounts receivable were written off, we reduced our bad debt provision by RMB6.8 million (US1.1 million), which represents payments received on accounts receivables that had previously been included in our bad debts provision.

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

Ninetowns Ports and Guangdong Ninetowns were both subject to 15% EIT in each of 2009, 2010 and 2011.

Ninetowns Ports and Guangdong Ninetowns were qualified as “High and New technology enterprises” and were granted preferential EIT rates based on such status. Relevant PRC government authorities specify certain financial and operational criteria for a company to comply with in order to maintain its status as a High and New technology enterprise. Since the promulgation of the new Measures for Recognition of High and New Technology Enterprise effective as of January 1, 2008, Ninetowns Ports and Guangdong Ninetowns have been subject to a 15% EIT.

Ninetowns Suitable Estate, Ronghe Tongshang, Ninetowns Software, Dongguan Software, Beijing Sky, Ronghe Zhihui and Ronghe Dianzi were subject to a 25.0% EIT in 2010 and 2011.

Dalian Changzheng was qualified as a software company 2011 and was granted preferential EIT rates based on such status. Dalian Changzheng is subject to 0% EIT for 2011 and 2012 and 12.5% EIT for 2013, 2014 and 2015.

Huaixiang Modern Agriculture is subject to a 25.0% EIT each year based on a deemed income equal to 4% of its annual total income of such year as determined by the tax authority.

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

Value-added tax: Our PRC operating subsidiaries are also generally subject to a VAT of 17.0% on sales of enterprise software products. Pursuant to PRC tax regulations, Ninetowns Ports is entitled to a 14.0% VAT rebate on sales of certain registered self-developed software products. Our net revenues from sales of such enterprise software include VAT rebates in the amount of RMB0.9 million, RMB0.5 million, and RMB0.6 million (US$91,000) in 2009, 2010 and 2011, respectively. Except for products harvested from our own farms, which are exempted from VAT, sales of goods and other products through our B2C food related business are generally subject to VAT at 13% and 17%.

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

Certain revenue from software development services also includes hardware procurement by customer’s request. Since we do not have vendor-specific objective evidence to allow for separating various components of such software development service contracts, we recognize such revenues when all components under the contracts are delivered and the project is completed upon the receipt of written acceptance from the customer.

In general, B2C revenues from food sales are generally recognized upon delivery.

Trade receivables

We perform ongoing credit evaluations of our customers and adjust credit limits based on payment history and the customer’s current credit-worthiness, as determined by our review of their current credit information. In some fiscal periods, our trade receivables increased, and may increase in the future. We continuously monitor collections and payments from our customers and maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make the required payments and use the specific identification method to record such allowances. We write off such trade receivables and specific allowances in one year if circumstances are not improved. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have had in the past. As of December 31, 2011, all of our billed receivables were from our customers and franchisees. Since our billed receivables are concentrated in a relatively small number of customers, a significant change in the liquidity or financial position of any one of these customers could have a material adverse impact on the collectability of our billed receivables and our future operating results.

In June 2011, we entered into certain debt repayment agreements with Ninetowns Zhi Fang, Ninetowns Xin He and Ninetowns Wang Li, or the Debt Repayment Agreements, pursuant to which:

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

The receivables we waived pursuant to the Debt Repayment Agreements had been fully provided in our bad debt allowance in our financial statements. As of April 20, 2012, we believe that Ninetowns Zhi Fang, Ninetowns Xin He and Ninetowns Wang Li have materially complied with the terms of the Debt Repayment Agreements.

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

Consolidation of Affiliated Entities

PRC law currently restricts foreign ownership of telecommunications services, including Internet-related businesses such as B2C e-commerce in China. To comply with these legal requirements, we conduct our B2C operations in the PRC through our VIE, Ronghe Tongshang, which is a PRC company that is effectively controlled by our subsidiary, Ninetowns Suitable Estate, through a series of contractual arrangements. As a result of these contractual arrangements, we believe that we have the ability to effectively control Ronghe Tongshang. As we are deemed to have the power to direct the economic activities that are most significant to Ronghe Tongshang and the right to obtain substantially all of the economic benefits and obligation to fund substantially all of the losses, we are considered to be the primary beneficiary of our VIE, and therefore we consolidated the results in our consolidated financial statements under U.S. GAAP. Any changes in or otherwise interpretation of PRC laws and regulations that affect our ability to control Ronghe Tongshang might preclude us from consolidating such results in the future.

A. Operating results

The following table sets forth the results of our operations expressed as a percentage of our total net revenues for the periods indicated. Our historical operating results are not necessarily indicative of the results for any future period.

	Years ended December 31,
	2009	2010	2011
Total net revenues:
Enterprise software and related customer maintenance services	73.3%	62.9%	81.1%
Software development services	21.8%	30.2%	7.9%
Food sales and services	4.9%	6.9%	11.0%
Cost of revenues:
Enterprise software and related customer maintenance services	—	—	—
Software development services	-14.5%	-12.9%	-3.0%
Food sales and services	-7.9%	-8.8%	-11.2%
Gross profit	77.6%	78.4%	85.7%
Operating expenses:
Selling and marketing	-17.3%	-21.1%	-29.9%
General and administrative	-77.9%	-113.5%	-105.5%
Research and development	-21.8%	-19.9%	-14.7%
Allowance for doubtful accounts	-32.9%	-3.3%	9.1%
Loss from operations	-72.3%	-79.4%	-55.3%
Interest income	5.4%	4.7%	2.6%
Gain on sales of short-term investments	44.5%	82.6%	43.5%
Change in fair value of marketable options	34.8%	-23.1%	9.6%
Gains from disposal of investments under cost method	—	23.2%	-4.5%
Income (loss) from equity method investments	—	—	2.2%
Other income	4.9%	9.2%	8.0%
Net (loss) income from continuing operations before income tax and non-controlling interests	17.3%	17.2%	6.1%
Income tax expense	-5.1%	-1.1%	-1.4%
Net (loss) income from continuing operations	12.1%	16.1%	4.7%
Net (loss) from discontinued operations	-10.4%	-0.5%	-0.0%
Net (loss) income attributable to the Company	1.7%	15.6%	4.7%

2011 compared to 2010

Total net revenues

We generated total net revenues of approximately RMB75.2 million (US$12.0 million) in 2011, a decrease of 4.7% over our total net revenues of approximately RMB78.9 million in 2010. This revenue decrease was principally because fewer software development service contracts were completed in 2011.

Enterprise software and related customer maintenance services. Net revenues from sales of our enterprise software and related customer maintenance services increased by approximately 22.9% to RMB61.0 million (US$9.7 million) in 2011 from RMB49.7 million in 2010, primarily due to increased sales of our iDeclare.CIQ software package and related maintenance services and the increased volume of the services we provided to our Pay-Per-Transaction users. In 2011, we signed customer maintenance service contracts with approximately 18,700 users whose customer maintenance service contracts were due for renewal in 2011. We recognized net revenues of RMB5.0 million (US$0.8 million) from sales of our enterprise software in 2011. We recognized net revenues of RMB56.0 million (US$8.9 million) from the provision of customer maintenance services in 2011, including fees collected from Pay-Per-Transaction users. Of our net revenues from sales of enterprise software and related customer maintenance services, RMB86,160.1 and RMB10,769.2 (US$1,711) were from sales of the iQM product series and related software maintenance services in 2010 and 2011, respectively, representing a year-on-year decrease of 87.5%. In addition, RMB30.9 million and RMB38.8 million (US$6.2 million) were from the Pay-Per Transaction filing fees in 2010 and 2011, respectively, representing a year-on-year increase of 25.4% from 2010 to 2011. In 2011, 63.6% of our revenue generated from sales of enterprise software and related customer maintenance services were from Pay-Per Transaction users. We sold approximately 1,641 software packages of iDeclare.CIQ in 2011, which is higher than the approximately 1,140 software packages of iDeclare.CIQ sold in 2010, representing a year-on-year increase of 43.9%.

Software development services. Net revenues from our software development services decreased by 75% from RMB23.8 million in 2010 to RMB6.0 million (US$0.9 million) in 2011. Compared to 2010, fewer software development contracts with respect to software development services were entered into, completed and accepted by customers in 2011 and the work that was completed and accepted in 2011 carried lower service fees compared to our work completed and accepted in 2010. As we recognize revenues when all components under the contracts are delivered and the project is complete upon the receipt of written acceptance by customers in 2011, revenue recognized in 2011 is significantly lower than in 2010.

Food sales and services. Net revenues from our B2C food sales and services increased by 51.9% from RMB5.4 million in 2010 to RMB8.2 million (US$1.3 million) in 2011 due to increased sales related to heightened marketing efforts and the allocation of additional resources to the development of this business.

Cost of revenues

Enterprise software and related customer maintenance services. The cost of revenues consists mainly of direct costs associated with the delivery of customer maintenance services, including salaries, employee benefits and overhead costs associated with employees providing related services. Since iDeclare is now generally distributed through the Internet, we incurred minimal outsourcing costs to outside contractors and costs associated with packaging and shipping of software. The franchisees provide a majority of our software maintenance services to our customers for us. Cost of revenues from enterprise software and related customer maintenance services were insignificant in 2010 and 2011.

Software development services. Cost of revenues from software development services decreased to RMB2.3 million (US$0.4 million) in 2011 from RMB10.1 million in 2010 due to fewer software development projects in 2011 and we incurred lower costs for the contracts that were completed and accepted in 2011. As of December 31, 2011, we did not have any capitalized costs related to such projects.

Food sales and services. Cost of revenues for our B2C food sales and services was RMB8.5 million (US$1.3 million) in 2011 compared to RMB6.9 million in 2010 due to the increased volume and selection of products sold through our B2C food sales and services.

Gross profit margin

Enterprise software and related customer maintenance services. Gross profit margin for sales of enterprise software and related customer maintenance services was close to 100% in 2009, 2010 and 2011 mainly because iDeclare.CIQ has been generally distributed through the Internet since 2006 and we incurred minimal outsourcing costs to outside contractors and costs associated with packaging and shipping of software. Additionally, the franchisees have been providing most of the software maintenance services to customers and we incurred minimal direct costs associated with the delivery of customer maintenance services.

Software development services. Gross profit margin for software development services increased to 61.7% in 2011 compared to 57.4% in 2010, mainly because we incurred lower costs for the contracts completed and accepted by customers in 2011.

Food sales and services. We incurred negative margin of 2.6% for our B2C food sales and services in 2011 compared to a negative margin of 26.8% in 2010. Although B2C food sales and services were still not profitable in 2011, lower purchase costs and introduction of new products with higher profit margins resulted in margin improvement in 2011 compared to 2010.

Operating expenses

Operating expenses decreased to RMB106.0 million (US$16.8 million) in 2011 from RMB124.5 million in 2010, primarily due to decreased share-based compensation and the decrease in allowance for doubtful accounts.

Selling expenses

Selling expenses increased to RMB22.5 million (US$3.6 million) in 2011 from RMB16.7 million in 2010, primarily due to the increase in (i) salaries and bonus in the organic food business, and (ii) advertising and exhibition expense in the organic food business in 2011.

General and administrative expenses

General and administrative expenses decreased by 11.6% to RMB79.4 million (US$12.6 million) in 2011 from RMB89.5 million in 2010, primarily due to decreased share-based compensation expenses relating to share options and non-vested shares granted to our director, executive officers and certain employees in prior years.

Research and development expenses

Research and development expenses decreased by 29.6% to RMB11.0 million (US$1.8 million) in 2011 from RMB15.7 million in 2010, primarily due to a general decrease in research and development personnel headcount.

Allowance for doubtful accounts

Allowance for doubtful accounts was credited with RMB6.8 million (US$1.1 million) because of payments received on accounts receivable that had previously been included in our bad debt provisions. Pursuant to Debt Repayment Agreements with three of our franchisees, approximately RMB22.78 million of accounts receivable were written off. In addition, the Company focused its efforts to collect all current period sales.

Interest income

Interest income decreased to RMB1.9 million (US$0.3 million) in 2011 from RMB3.7 million in 2010, primarily due to a decrease in the average balances of our term deposits.

Gain on sales of short-term investments

Gain on sales of short-term investments decreased to RMB32.7 million (US$5.2 million) in 2011 from RMB65.1 million in 2010 because the performance of the securities products that we invested in was weaker in 2011 compared to 2010.

Change in fair value of marketable options

In 2011, the gain in the fair value of marketable options was RMB7.3 million (US$1.2 million), compared to a loss of RMB18.2 million in 2010, which is primarily due to the increase of the fair market value of the portfolios of marketable options we held in 2011. We held different portfolios of marketable options in 2010 and 2011.

Gain (loss) on investments under cost method

Loss on investments under the cost method was RMB3.4 million (US$0.5 million) in 2011, which is due to an impairment loss on Tophere. In 2010, gain on investments under cost method was primarily due to the sale of a portion of our investment in Global Market Group Limited, or Global Market, as well as the sale of our entire investment in GCL Silicon Technology Holdings Inc, or GCL.

Income from equity method investments

Income from equity method investments was RMB1.6 million (US$0.3 million) in 2011, which resulted from the inclusion of net income of Huainan Huacheng and Huainan Suitable Estate, which are the Company’s equity method investees. There were no equity method investments in 2010.

Income taxes

Income tax expense in 2011 increased to RMB1.0 million (US$0.2 million) in 2011 from RMB0.9 million in 2010 due to the decrease of deferred income tax assets as a result of obtaining tax bureau approval to defer service revenue for tax purposes.

Income from continuing operations

Income from continuing operations in 2011 was RMB3.5 million (US$0.6 million), compared to RMB12.8 million in 2010, as a result of the cumulative effect of the factors described above.

Loss from discontinued operations

In 2010 we sold our catering business and recorded a loss of RMB0.4 million.

Net income attributable to the Company

We recognized net income attributable to the Company of RMB3.5 million (US$0.6 million) in 2011 compared to net income attributable to the Company of RMB12.3 million in 2010, as a result of the cumulative effect of the factors described above.

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

Enterprise software and related customer maintenance services. Net revenues from sales of our enterprise software and related customer maintenance services decreased by approximately 15% to RMB49.7 million (US$7.5 million) in 2010 from RMB58.4 million in 2009, primarily due to decreased sales of our iDeclare.CIQ software package and iQM product series]. In 2010, we signed customer maintenance service contracts with approximately 16,700 users whose customer maintenance service contracts were due for renewal in 2010. We recognized net revenues of RMB4.7 million (US$0.7 million) from sales of our enterprise software in 2010. We recognized net revenues of RMB45.0 million (US$6.8 million) from provision of customer maintenance services in 2010, including fees collected from Pay-Per-Transaction users. Of our net revenues from sales of enterprise software and related customer maintenance services, RMB0.6 million and RMB0.1 million (US$15,152) were from sales of the iQM product series and related software maintenance services in 2009 and 2010, respectively, representing a year-on-year decrease of 83.3%. In addition, RMB28.7 million and RMB30.9 million (US$4.7 million) were from the Pay-Per Transaction filing fees in 2009 and 2010, respectively, representing a year-on-year increase of 7.7% from 2009 to 2010. Therefore, in 2010, 62.2% of our revenue generated from sales of enterprise software and related customer maintenance services were from Pay-Per Transaction users. We sold approximately 1,140 software packages of iDeclare.CIQ in 2010, which is lower than the approximately 1,500 software packages of iDeclare.CIQ sold in 2009, representing a year-on-year decrease of 24.0%.

Software development services. Net revenues from our software development services increased by 37.1% from RMB17.4 million in 2009 to RMB23.8 million (US$3.6 million) in 2010. Compared to 2009, more sales from contracts entered into in previous years with respect to software development services that also included hardware procurement were completed and accepted by customers in 2010. As we recognize such sales when all components under the contracts are delivered and the project is complete upon the receipt of written acceptance by customer, the revenue recognized in 2010 is significantly higher than in 2009.

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

Software development services. Cost of revenues from software development services decreased to RMB 10.1 million (US$1.5 million) in 2010 from RMB11.6 million in 2009. As of December 31, 2011, we did not have any capitalized costs related to such projects.

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

Operating expenses

Operating expenses increased to RMB124.5 million (US$18.9 million) in 2010 from RMB119.4 million in 2009, primarily due to the increase in salaries, bonus and the share-based compensation cost related to the share options and non-vested shares granted in 2010, partially offset by the decrease in the allowance for doubtful accounts.

Selling expenses

Selling expenses increased to RMB 16.7 million (US$2.5 million) in 2010 from RMB 13.8 million in 2009, primarily due to the increase in (i) salaries and bonus of sales and marketing staff, and (ii) rental expense and transportation expense in the organic food business in 2010.

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

Research and development expenses

Research and development expenses decreased by 9.7% to RMB 15.7 million (US$2.4 million) in 2010 from RMB 17.4 million in 2009, primarily due to the reduction in consultancy fees and travel expenses as a result of a decrease in outsourcing projects in 2010.

Allowance for doubtful accounts

Allowance for doubtful accounts decreased to RMB2.6 million (US$0.4 million) in 2010 from RMB26.2 million in 2009, primarily due to the large reserves taken in 2009 coupled with the Company’s effort to collect all current period sales.

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

Change in fair value of marketable options

The decrease in the fair value of marketable options was RMB 18.2 million (US$2.8 million) in 2010 compared to an increase of RMB27.7 million in 2009. We held different portfolios of marketable options in 2009 and 2010.

Gain on investments under the cost method

Gain on investments under the cost method was RMB 12.2 million (US$1.8 million) in 2010, which is primarily due to the sale of a portion of our investment in Global Market, as well as the sale of our entire investment in GCL. There was no gain in 2009.

Income taxes

Income tax expense in 2010 decreased to RMB0.9 million (US$0.1 million) in 2010 from RMB4.1 million in 2009 due to a provision for withholding tax on dividends paid by our Chinese subsidiaries to our overseas holding companies in 2009. There was no provision for withholding tax in 2010.

Income from continuing operations

Income from continuing operations in 2010 was RMB 12.8 million (US$1.9 million), compared to RMB9.6 million in 2009, as a result of the cumulative effect of the factors described above.

Loss from discontinued operations

Loss from discontinued operations in 2010 was RMB0.4 million (US$0.1 million), compared to a loss of RMB8.4 million in 2009. In 2009, we wound down our B2B business, and in 2010 we sold our catering business.

Net income attributable to the Company

We recognized net income attributable to the Company of RMB 12.3 million (US$1.9 million) in 2010 compared to a net loss attributable to the Company of RMB 1.3 million in 2009, as a result of the cumulative effect of the factors described above.

B. Liquidity and capital resources

Our primary sources of liquidity are from our cash account. We had no outstanding debt as of December 31, 2011. The following table sets forth the summary of our cash flows for the periods indicated:

	For the years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
		(in millions)
Net cash (used in) provided by operating activities	(26.5)	8.9	(63.0)
Net cash (used in) provided by investing activities	(76.8)	21.8	(224.8)
Net cash provided by financing activities	—	—	49.5
Effect of exchange rate changes	0.1	(3.5)	(5.0)
Net (decrease) increase in cash and cash equivalents	(103.2)	27.2	(243.3)
Cash and cash equivalents, beginning of year	576.6	473.4	500.6

Cash and cash equivalents, end of year	473.4	500.6	257.3

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

Cash flow from operating activities

Cash used in operating activities was RMB63.0 million (US$10.0 million) in 2011. This was primarily attributable to payments for investments in real estate projects offset by the RMB240 million (US$72.9 million) government subsidies that we received in 2011. Cash used in operating activities was RMB26.5 million in 2009, and cash provided by operating activities was RMB8.9 million in 2010.

Cash flow from investing activities

Cash used in investing activities was RMB224.8 million (US$35.7 million) in 2011. This was primarily attributable to investments in our real estate development business through investments in our equity investees.

Cash provided by investing activities was RMB21.8 million in 2010. This was primarily attributable to proceeds from the sale of available-for-sale securities, short sales of options, as well as proceeds from the disposal of investments under cost method.

Cash used in investing activities was RMB76.8 million in 2009. This was primarily attributable to the purchase of marketable securities.

Cash flow from financing activities

Cash provided by financing activities was RMB49.5 million (US$7.9 million) in 2011. This was primarily attributable to the cash contributed to Dalian Changzheng by a non-controlling shareholder, Aviation Wanyuan. We did not generate cash from financing activities in 2010 and 2009.

Capital resources

To better manage our assets for long-term growth, we periodically invest our excess cash in highly liquid equity securities. In addition, from time to time we write call and put options through listed exchange as part of our investment strategy. Our investment committee approves the investment policy covering the investment parameters to be followed with the primary goals being the safety of principal and maintaining the liquidity of funds. Short-term investments are comprised of marketable equity securities, which are classified as trading and available-for-sale. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with realized gains and losses recognized in earnings. Short-term investments classified as available for sale are stated at fair values. Unrealized gains or losses on available-for-sale securities from the changes in fair value are recorded in equity as other comprehensive income (loss). Realized gains or losses, based upon the specific identification method, on the disposal of available-for-sale securities are recorded in the consolidated statement of operations. Liabilities for certain call options of RMB4.9 million (US$0.8 million) and put option of RMB3.0 million (US$0.5 million) were included in liabilities at December 31, 2011.

Our primary source of liquidity is cash flow from operating activities. Our cash and cash equivalents primarily consist of cash on hand and bank deposits. As of December 31, 2011, we had RMB257.3 million (US$40.9 million) in cash and cash equivalents. In addition, as of December 31, 2011, we had invested RMB5.1 million (US$0.8 million) in term deposits, which are payable at varying maturities from six months to one year.

We believe that our available cash and cash equivalents will be sufficient to meet our capital needs for our businesses, except for our real estate development business for at least the next 12 months. Except for our net cash provided by operating activities, we have arranged additional sources of financing for our real estate development business. Binzhou Ruichen borrowed RMB28 million from Beijing Wanglian Jiye Software Technology Co., Ltd., who borrowed such funds from Shouchuang Caifu Ninetowns through an entrustment loan arrangement, or the Entrustment Loan. In the future we may seek additional external financing for our businesses, especially our real estate development business. We have not entered into any definitive agreement for such financing except the Entrustment Loan. However, we cannot assure you that our business or operations will not change in a manner that would consume our available capital resources more rapidly than anticipated, especially as we continue to evaluate other investment and acquisition opportunities. As of December 31, 2011, we had no lines of credit or other credit facilities other than the Entrustment Loan.

Capital expenditures

For details of our capital expenditures, see Item 4 of this annual report, “Information on the Company — History and development of the company.”

Restrictions on Cash Transfers to Us

To fund any cash requirements we may have from time to time, we may need to rely on dividends, loans or advances made to us by our PRC subsidiaries. We conduct our B2C operations in the PRC through Ronghe Tongshang, which is a PRC company that is effectively controlled by our subsidiary, Ninetowns Suitable Estate, through a series of contractual arrangements. As Ronghe Tongshang is not owned by Ninetowns Suitable Estate, it is not able to make dividend payments to Ninetowns Suitable Estate. Instead, Ninetowns Suitable Estate has entered into contractual arrangements with Ronghe Tongshang to provide services to Ronghe Tongshang in return for cash payments. In order for us to receive any dividends, loans or advances from our PRC subsidiaries, or to distribute any dividends to our shareholders and ADS holders, we will need to rely on these payments made from Ronghe Tongshang to Ninetowns Suitable Estate. Depending on the nature of services provided by Ninetowns Suitable Estate to Ronghe Tongshang certain of these payments are subject to PRC taxes, including business taxes and value-added tax, which effectively reduce the amount that Ninetowns Suitable Estate receives from Ronghe Tongshang. In addition, the PRC government could impose restrictions on such payments or change the tax rates applicable to such payments.

Regulations in the PRC currently permit payment of dividends of a PRC company, such as our PRC subsidiaries, only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount reaches 50% of its registered capital. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and Ronghe Tongshang are restricted in their ability to transfer net assets to us in terms of cash dividends, loans or advances. Such restrictions amounted to approximately RMB550.3 million, RMB552.9 million and RMB553.7 million (US$88.0 million) as of December 31, 2009, 2010 and 2011, respectively. These reserves are not distributable as cash dividends, or as loans or advances. Ronghe Tongshang may also allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to us. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Furthermore, under regulations of the SAFE, the Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

We do not expect any of such restrictions or taxes to have a material impact on our ability to meet our cash obligations.

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

As of December 31, 2011, we had 137 employees dedicated to research and development, 20 of whom have master’s degrees and one of whom has a Ph.D. degree. Most of our research and development efforts are located in our principal executive offices in Beijing.

Our expenses for research and development activities totaled RMB17.4 million in 2009, RMB 15.7 million in 2010 and RMB11.0 million (US$1.8 million) in 2011.

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

Of our 137 employees dedicated to research and development, 8 employees concentrate their efforts on the research and development of our B2C food related business.

D. Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2011 to December 31, 2011 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular disclosure of contractual obligations

We have entered into leasing arrangements relating to our office premises, technical support centers and farm for self-grown products for our B2C food related business. Our contractual obligations regarding these lease arrangements generally consist of rental payments and other charges that are due and payable on a monthly basis during the term of the relevant lease. In general, our lessors have the right to terminate the lease agreements and repossess the leased premises if we fail to make the prescribed payments for two consecutive months, or the expiration of a reasonable period after service of notice for non-payment of rent by the lessors. The following sets forth our commitments under these leases as of December 31, 2011:

(in thousands)
Less than one year	RMB 2,453
1-3 years	663
3-5 years	565
More than 5 years	1,695
Total	RMB 5,376

As of December 31, 2011, we had unrecognized tax benefits amounting to RMB5.6 million (US$0.9 million). Since there is a high degree of uncertainty regarding the timing of future cash outflows, we are unable to make reasonable estimates regarding the timing of settlement with the respective tax authority.

Pursuant to the terms of the creditor’s rights assignment agreement among Zhongcheng, Ninetowns Ports and Huainan Huacheng dated June 28, 2011, as of December 31, 2011, Huainan Huacheng owed Zhongcheng RMB11 million for interest payments.

On February 3, 2012, the Investment Trust Plan was terminated due to the delay in the development schedule of the “Smarter Town” project. As a result of such termination, Zhongcheng transferred the equity interest it held in Huainan Suitable Estate to Ninetowns Ports for no consideration. In addition, Huainan Huacheng repaid the debt of RMB160 million plus interest of approximately RMB13 million to Zhongcheng.

G. Safe Harbor

This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “will,” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

•	our anticipated capital expenditures and our ability to fund such expenditures;

•	our expectations about growth in demand for our products and services;

•	acquisitions or investments in businesses, products or technologies that are complementary to our own;

•	our ability to adjust to technological change; and

•	our belief about the effects of government regulation on our business.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in Item 3.D “Key Information – Risk Factors” and other sections in this annual report.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Item 6. Directors, Senior Management and Employees.

A. Directors and senior management

The following table sets forth the name, age and position of our directors and executive officers as of the date of this annual report:

Name	Age	Position
Shuang Wang	49	Director and Chief Executive Officer
Kin Fai Ng	67	Director, Senior Vice President and Company Secretary
Dachun Zhang	67	Director
Fushan Chen	73	Director
Mark Ming Hsun Lee	40	Director
Martin Cheung	43	Director
Xiaoguang Ren	48	President
Tommy Siu Lun Fork	49	Chief Financial Officer
Min Dong	48	Senior Vice President, Legal Affairs, Administration and Human Resources
Bolin Wu	46	General Manager, Research and Development and Chief Technology Officer

Shuang Wang founded our predecessor, Ninetowns Technology, in 1995 and has served as a director and our Chief Executive Officer since 1995. From 1992 to 1994, Mr. Wang was the founder and Chief Executive Officer of Ninetowns Technology Co., Ltd., a company engaged in sales of computer hardware in China. From 1989 to 1992, Mr. Wang was the executive deputy general manager of Shenzhen Zhongnong Enterprise Corporation, a company engaged in the import and export of agricultural products. In March 2002, Mr. Wang was awarded the Traverse Cup Prize by Software World Magazine and Microelectronic Industry Development and Research jointly with a number of industry magazines in China for Mr. Wang’s outstanding performance in and significant contributions to the information technology industry. In March 2003, Mr. Wang was also recognized as one of the “2002 top ten leaders of the PRC software industry in China” by Software World Magazine jointly with China Central TV for his significant contributions to the software industry. Mr. Wang is also the chairman of the board of directors of Beijing New Take, Ninetowns Internet, Beijing Ninetowns Times and Dalian Changzheng; the vice-chairman and a non-

executive director of iTowNet; and a director of Jitter Bug, Ixworth, New Take, Shielder, Ninetowns Ports. Mr. Wang holds a bachelor’s degree in science from Beijing Institute of Technology, a master’s degree in optics engineering from Beijing Institute of Technology and an engineering qualification certificate from the Ministry of Agriculture of the PRC.

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

Xiaoguang Ren has served as our President since January 2004. From 1995 to December 2003, Mr. Ren served in various positions with our company, including vice president and senior vice president for sales and marketing. Mr. Ren has also been a director of Ixworth and Jitter Bug since February 2000. From 1988 to 1995, Mr. Ren served as the general manager of Beijing University Fangyuen Life Science Co., Ltd. and Tsingtao Minyi High Technology Co., Ltd, both companies engaged in the software development business. Mr. Ren is also a director of iTowNet, New Take, Beijing New Take, Ninetowns Times and Ninetowns Ports, a director and general manager of Ninetowns Internet and the sole supervisor of Shanghai New Take. Mr. Ren holds a bachelor’s degree in mathematics from Heilongjiang University and a master’s degree in computer science from the Computing Technologies Research Institute of the Chinese Academy of Sciences. Mr. Ren received an executive master of business administration degree from Peking University in January 2010.

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

Min Dong formed our predecessor, Ninetowns Technology, in 1995 and is now our Senior Vice President of Legal Affairs, Administration and Human Resources. Prior to co-founding Ninetowns Technology in 1995, Ms. Dong served as a lecturer at Central Finance and Economic University in China. Ms. Dong has been a director of Jitter Bug and Ixworth since February 2000. Ms. Dong is also a director of New Take, Shielder, Beijing New Take, Ninetowns Internet, Ninetowns Ports and Dalian Changzheng, and a director and the general manager of Ninetowns Times. Ms. Dong is the spouse of Mr. Wang. Ms. Dong holds a bachelor’s degree and a master’s degree in law from China Politics and Law University. Ms. Dong received an executive master of business administration degree from Peking University in July 2009.

Bolin Wu has served as our General Manager, Research and Development and Chief Technology Officer since 1997. Prior to joining our company in 1997, Mr. Wu was in charge of the software engineering department of Tsingtao Minyi High Technology Co., Ltd., a company engaged in the software development business, from 1995 to 1997 and served as an assistant professor at Shandong Textile Polytechnic Institute and the Automation Faculty of Qingdao University from 1992 to 1995. Mr. Wu currently serves as the sole member of the supervisory board of iTowNet. He is also the chairman of the board of directors of Huaixiang Modern Agriculture. Mr. Wu holds a bachelor’s degree in application electronics from Hangzhou University of Commerce and a master’s degree in automation and computer science from Shanghai Jiaotong University.

The business address of each of our directors and executive officers is our principal executive office at 22/F, Building No.1, Capital A Partners, No. 20 Gongti East Road, Chaoyang District Beijing 100020, The People’s Republic of China.

B. Compensation

As of December 31, 2011, we do not have any outstanding loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. For 2011, the aggregate amount of compensation paid by us to all of our directors and executive officers was approximately RMB7.6 million (US$1.2 million).

Our PRC subsidiary as well as our consolidated entity and its subsidiaries are required by law to make contributions based on each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. The aggregate amount of such contributions we made with respect to our directors and executive officers for the year ended December 31, 2011 was RMB0.2 million (US$32,000). We have no service contracts with any of our directors providing for benefits upon termination of employment.

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

The following table summarizes, as of April 20, 2012, the outstanding options granted under our 2003 Plan to our directors and executive officers.

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

The following table summarizes, as of April 20, 2012, the outstanding options granted under our Amended and Restated 2004 Plan to our directors and executive officers.

	Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Xiaoguang Ren	19,286 22,368 220,000 70,000	8.60 3.03 1.40 1.60	February 23, 2005 February 5, 2008 July 16, 2009 February 10, 2010	February 22, 2015 February 4, 2018 July 15, 2019 February 9, 2020
Bolin Wu	35,357 39,930 110,000 70,000	8.60 3.03 1.40 1.60	February 23, 2005 February 5, 2008 July 16, 2009 February 10, 2010	February 22, 2015 February 4, 2018 July 15, 2019 February 9, 2020
Tommy Siu Lun Fork	17,679 220,000 70,000	8.60 1.40 1.60	February 23, 2005 July 16, 2009 February 10, 2010	February 22, 2015 July 15, 2019 February 9, 2020
Shuang Wang	20,893 330,000 70,000	8.60 1.40 1.60	February 23, 2005 July 16, 2009 February 10, 2010	February 22, 2015 July 15, 2019 February 9, 2020
Min Dong	17,679 110,000 70,000	8.60 1.40 1.60	February 23, 2005 July 16, 2009 February 10, 2010	February 22, 2015 July 15, 2019 February 9, 2020
Dachun Zhang	8,036 3,000 11,250 30,000	8.60 3.03 1.40 1.60	February 23, 2005 February 5, 2008 July 16, 2009 February 10, 2010	February 22, 2015 February 4, 2018 July 15, 2019 February 9, 2020
Fushan Chen	8,036 3,000 11,250 30,000	8.60 3.03 1.40 1.60	February 23, 2005 February 5, 2008 July 16, 2009 February 10, 2010	February 22, 2015 February 4, 2018 July 15, 2019 February 9, 2020
Mark Ming Hsun Lee	17,679 4,500 15,000 30,000	8.60 3.03 1.40 1.60	February 23, 2005 February 5, 2008 July 16, 2009 February 10, 2010	February 22, 2015 February 4, 2018 July 15, 2019 February 9, 2020
Kin Fai Ng	12,000 90,000 30,000	3.03 1.40 1.60	February 5, 2008 July 16, 2009 February 10, 2010	February 4, 2018 July 15, 2019 February 9, 2020
Martin Cheung	30,000 30,000	1.40 1.60	July 16, 2009 February 10, 2010	July 15, 2019 February 9, 2020

The following table summarizes, as of April 20, 2012, the outstanding non-vested shares granted under our Amended and Restated 2004 Plan to our directors and executive officers.

	Non-vested Shares Granted	Date of Grant	End of Vesting Period
Xiaoguang Ren	60,037 585,771	February 5, 2008 February 10, 2010	February 5, 2012 February 10, 2011
Bolin Wu	41,709	February 5, 2008	February 5, 2012
Tommy Siu Lun Fork	20,000	February 5, 2008	February 5, 2012
Shuang Wang	30,000	February 5, 2008	February 5, 2012
Min Dong	20,000	February 5, 2008	February 5, 2012

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

The following table summarizes, as of April 20, 2012, the non-vested shares granted under our 2006 Plan to our directors and executive officers.

	Non-vested Shares Granted	Date of Grant	End of Vesting Period
Xiaoguang Ren	840,000	February 10, 2010	February 10, 2011
Bolin Wu	439,912	February 10, 2010	February 10, 2011
Tommy Siu Lun Fork	41,000	February 10, 2010	February 10, 2011
Shuang Wang	41,000	February 10, 2010	February 10, 2011
Min Dong	41,000	February 10, 2010	February 10, 2011
Kin Fai Ng	41,000	February 10, 2010	February 10, 2011

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

Audit committee. Our audit committee currently consists of Dachun Zhang, Mark Lee and Martin Cheung. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200 (a)(15) and meet the criteria for independence set forth in Rule 10A-3(b)(1) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and that Mr. Cheung has the necessary financial sophistication under Nasdaq Marketplace Rule 4350(d)(2)(A) and is qualified as an audit committee financial expert, as defined in Item 16A of Form 20-F. Our audit committee is responsible for, among other things:

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

D. Employees

As of December 31, 2011, we had 509 full-time employees. Of our employees, 14 were in management, 14 were in finance, 18 were in administration and human resources. In addition, we also had 463 other employees, of which 179 were in B2G business, 214 were in B2C business and 70 were in real estate development business. We had 336 and 299 full-time employees as of December 31, 2009 and 2010, respectively.

Our employees located in China other than Hong Kong are covered by the retirement schemes defined by PRC local practice and regulations, which are essentially defined contribution schemes. Certain of our employees who are located in Hong Kong have joined the Mandatory Provident Fund Scheme which is also a defined contribution scheme. The amounts we paid to these defined contribution schemes were RMB3.5 million, RMB3.2 million and RMB3.4 million (US$0.5 million) for 2009, 2010 and 2011, respectively. In addition, we are required by law to contribute approximately 10% in Beijing, 8% in Guangzhou of the average salaries of all employees for mandatory medical benefits and approximately 1% in Beijing and 2% in Guangzhou of the salaries of some employees for unemployment benefits. The PRC government is directly responsible for the payments of the benefits to these employees. The amounts contributed amounted to RMB2.1 million, RMB1.8 million and RMB2.1 million (US$0.3 million) for 2009, 2010 and 2011, respectively.

Our future success will depend, in part, on our ability to continue to attract, retain and motivate highly qualified technical and management personnel, for whom competition is intense. Our employees are not covered by any collective bargaining agreement and we have never experienced a work stoppage. We believe we enjoy good relations with our employees

E. Share ownership

The following table sets forth information known to us with respect to the beneficial ownership of our ordinary shares as of April 20, 2012, taking into account the number of ordinary shares underlying our outstanding options, by each person who is known to us to be the beneficial owner of more than 5.0% of our ordinary shares; each of our directors; each of our named executive officers; and all of our executive officers and directors as a group.

	Ordinary Shares Beneficially Owned
Name	Number(1)	Percent(2)
Directors and executive officers(3)
Shuang Wang(4)	6,785,197	17.24%
Min Dong(5)	6,785,197	17.24%
Xiaoguang Ren(6)	2,297,014	5.87%

	Ordinary Shares Beneficially Owned
Name	Number(1)	Percent(2)
Kin Fai Ng(7)	785,225	2.02%
Bolin Wu(8)	1,127,525	2.88%
Tommy Siu Lun Fork(9)	776,603	1.98%
Mark Ming Hsun Lee(10)	*	* %
Dachun Zhang(11)	*	* %
Fushan Chen(12)	*	* %
Martin Cheung(13)	*	* %

All directors and executive officers as a group (10 persons)	12,294,521	30.23%

5% and above shareholders
Yong Ping Duan(14)	7,072,327	18.23%
Technology Pioneer Corp.(15)	3,070,028	7.91%
Value Chain International Limited(16)	2,002,312	5.16%

*	Less than 1%
(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes those securities for which voting or investment power with respect to the securities is held.
(2)	The number of ordinary shares outstanding used in calculating the percentage for each listed person includes the ordinary shares underlying options held by such persons and exercisable within 60 days of March 31, 2012. Percentage of beneficial ownership is based on 38,791,834 ordinary shares outstanding as of March 31, 2012. In 2011, 3,000,000 of the Company’s ordinary shares were converted into American Depositary Shares to facilitate our employees’ cashless exercise of vested stock options and non-vested shares. No Stock options were exercised in 2011. 795,329 previously non-vested shares became vested in 2011.
(3)	The address of our current directors and executive officers is c/o Ninetowns Internet Technology Group Company Limited, 22/F, Building No. 1, Capital A Partners, No. 20 Gongti East Road, Chaoyang District Beijing 100020, PRC.
(4)	Includes (i) 4,006,215 ordinary shares held by Mr. Wang, (ii) 2,002,312 ordinary shares held by Mr. Wang through his ownership of Value Chain, (iii) 71,000 American depositary shares received by Mr. Wang as a result of the vesting of previously unvested shares, (iv) 395,807 ordinary shares underlying share options held by Mr. Wang which are currently exercisable or exercisable within 60 days of March 31, 2012, (v) 70,592 ordinary shares held by Ms. Dong, (vi) 61,000 American depositary shares received by Ms. Dong as a result of the vesting of previously unvested shares, and (vii) 178,271 ordinary shares underlying share options held by Ms. Dong which are currently exercisable or exercisable within 60 days of March 31, 2012.
(5)	Includes (i) 70,592 ordinary shares held by Ms. Dong, (ii) 178,271 ordinary shares underlying share options held by Ms. Dong which are currently exercisable or exercisable within 60 days of March 31, 2012, (iii) 61,000 American depositary shares received by Ms. Dong as a result of the vesting of previously unvested shares, (iv) 2,002,312 ordinary shares held by Ms. Dong through her ownership of Value Chain, (v) 4,006,215 ordinary shares held by Mr. Wang, (vi) 71,000 American depositary shares received by Mr. Wang as a result of the vesting of previously unvested shares, and (vii) 395,807 ordinary shares underlying share options held by Mr. Wang which are currently exercisable or exercisable within 60 days of March 31, 2012.
(6)	Includes (i) 440,000 ordinary shares held by Mr. Ren, (ii) 1,485,808 American depositary shares received by Mr. Ren as a result of the vesting of previously unvested shares, and (iii) 371,206 ordinary shares underlying share options held by Mr. Ren which are currently exercisable or exercisable within 60 days of March 31, 2012.

(7)	Includes (i)10,250 ordinary shares held by Mr. Ng, (ii) 41,000 American depositary shares received by Mr, Ng as a result of the vesting of previously unvested shares, (iii) 634,411 ordinary shares beneficially held by Mr. Ng through his ownership of Oriental Plan Developments Limited, or Oriental Plan, and (iv) 99,564 ordinary shares underlying share options held by Mr. Ng which are currently exercisable or exercisable within 60 days of March 31, 2012.
(8)	Includes (i) 330,000 ordinary shares held by Mr. Wu , (ii) 481,621 American depositary shares received by Mr, Wu as a result of the vesting of previously unvested shares, and (iii) 315,904 ordinary shares underlying share options held by Mr. Wu which are currently exercisable or exercisable within 60 days of March 31, 2012.
(9)	Includes (i)330,000 ordinary shares held by Mr. Fork, (ii) 61,000 American depositary shares received by Mr, Fork as a result of the vesting of previously unvested shares, and (iii) 385,603 ordinary shares underlying share options held by Mr. Fork which are currently exercisable or exercisable within 60 days of March 31, 2012.
(10)	Represents 44,679 ordinary shares underlying share options held by Mr. Lee which are currently exercisable or exercisable within 60 days of March 31, 2012.
(11)	Represents 31,661 ordinary shares underlying share options held by Mr. Zhang which are currently exercisable or exercisable within 60 days of March 31, 2012.
(12)	Represents 31,661 ordinary shares underlying share options held by Mr. Chen which are currently exercisable or exercisable within 60 days of March 31, 2012.
(13)	Represents 30,000 ordinary shares underlying share options held by Mr. Cheung which are currently exercisable or exercisable within 60 days of March 31, 2012.
(14)	Includes 5,072,308 ordinary shares held directly by Mr. Duan and 2,000,019 ordinary shares beneficially held by Mr. Duan through his position as the president of Enlight Foundation, or Enlight, a non-profit family foundation under the laws of California. Enlight is a California corporation that is owned by Mr. Duan. The address of Enlight is c/o SY. Lee & Chen, 362 W. Garvey Ave., Monterey Park, CA 91754.
(15)	Technology Pioneer is a British Virgin Islands company that is 100.0% owned by Mr. Lei Ding. The address of Technology Pioneer Corp. is No. 16 Ke Yun Road, Zhong Shan Avenue, Guangzhou, The People’s Republic of China, 510655.
(16)	Value Chain is a British Virgin Islands company that is 50.0% owned by Mr. Wang, who is our Chief Executive Officer and one of our directors, and 50.0% owned by Ms. Dong, who is one of our executive officers and the spouse of Mr. Wang. The address of Value Chain is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

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

Related parties balances

As of December 31, 2011, the amounts due from related parties of RMB1.2 million, represents mainly advances from Ninetowns Ports to Huainan Huacheng. These advances are non-interest bearing and due on demand.

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

Dividend policy

Since our inception, we have not declared or paid a dividend on our ordinary shares. We do not anticipate paying any cash dividend in the foreseeable future. We currently intend to retain future earnings, if any, to finance our operations and the expansion of our business. Payments of dividends by our subsidiaries in China to us are subject to restrictions including the restriction that foreign- invested enterprises may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign exchange business after providing valid commercial documents. We do not expect any of these restrictions to have a material and adverse effect on our ability to receive payments of dividends from our subsidiaries in China. There are no such similar foreign exchange restrictions in the Hong Kong, the Cayman Islands or the British Virgin Islands.

We rely on dividends and fees paid to us by our subsidiaries in China to fund our operations. In accordance with current PRC laws and regulations, our PRC subsidiaries that were formed as domestic limited liability companies are required to set aside 10.0% of their after-tax profits for a PRC law-mandated reserve fund and 5-10% of their after-tax profits for a PRC law- mandated welfare fund each year. The actual amount set aside for the welfare fund is determined in accordance with PRC accounting standards and regulations. Each of these subsidiaries can stop contributing to its statutory reserve fund when the aggregate reserved amount in the fund is equal to 50.0% or more of the respective subsidiary’s registered capital, which is the amount of capital set forth in its organizational documents. In contrast, our PRC subsidiaries that were formed as foreign- invested enterprises are required to set aside a portion of their after-tax profits each year, as determined in accordance with PRC accounting standards and regulations, to their reserve funds, bonus and welfare funds for workers and staff members. Under PRC law, we are also required to set aside at least 10.0% of our after- tax net income each year into our reserve fund until the accumulated legal reserve amounts to 50.0% of registered capital. Each of our subsidiaries are further required to maintain a bonus and welfare fund at percentages determined at their sole discretion. The reserve funds and the bonus and welfare funds described above are not distributable as dividends. Our board of directors has complete discretion as to whether we will distribute dividends in the future. Even if our board of directors determines to distribute dividends, the form, frequency and amount of our dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as the board of directors may deem relevant. Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary to the holders of our ADSs. Cash dividends on our ordinary shares, including those represented by the ADSs, if any, will be paid in U.S. dollars.

B. Significant changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. The Offering and Listing.

A. Offering and listing details

On December 3, 2004, we listed our ADSs, each representing one ordinary share, on the Nasdaq Global Market under the symbol “NINE.”

The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for the periods shown.

	Sales Price
	High		Low
Annual highs and lows

2007	US$	7.20	US$	2.64
2008	US$	3.30	US$	0.82
2009	US$	2.20	US$	0.86
2010	US$	1.90	US$	1.30
2011	US$	1.55	US$	1.15

Quarterly highs and lows
First Quarter 2010	US$	1.90	US$	1.46
Second Quarter 2010	US$	1.85	US$	1.40
Third Quarter 2010	US$	1.65	US$	1.30
Fourth Quarter 2010	US$	1.63	US$	1.31
First Quarter 2011	US$	1.55	US$	1.35
Second Quarter 2011	US$	1.55	US$	1.30
Third Quarter 2011	US$	1.46	US$	1.15
Fourth Quarter 2011	US$	1.40	US$	1.24

Monthly highs and lows
December 2011	US$	1.35	US$	1.25
January 2012	US$	1.40	US$	1.26
February 2012	US$	1.35	US$	1.25
March 2012	US$	1.34	US$	1.21
April 2012 (for the period to and including April 20, 2012)	US$	1.46	US$	1.20

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

E. Taxation

Cayman Islands taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of ADSs, or ordinary shares.

There are no other taxes levied by the Government of the Cayman Islands that are likely to be material to us except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No Cayman Islands stamp duty will be payable by you in respect of transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands are not party to any double taxation treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

British Virgin Islands taxation

Our BVI subsidiaries are not subject to British Virgin Islands tax on income or capital gains. Payment of dividends is not subject to withholding tax in the British Virgin Islands.

Hong Kong taxation

New Take and Shielder, our wholly-owned subsidiaries, are not subject to Hong Kong profits tax on foreign-sourced dividends and capital gains. As an entity incorporated in Hong Kong, each of New Take and Shielder was subject to 16.5% income tax for the year ended December 31, 2011 on its taxable income generated from operations in Hong Kong. Payment of dividends is not subject to withholding tax in Hong Kong.

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

The New and High Technology Enterprise status allows qualifying enterprises to be eligible for a preferential 15% tax rate for three years. At the conclusion of the three year period, the qualifying enterprise has the option to renew its New and High Technology Enterprise status for an additional three years if such enterprise’s business operations continue to qualify for New and High Technology Enterprise status. At the conclusion of the renewed period, the enterprise would have to go through a new application process to renew its New and High Technology Enterprise status. As of December 2011, we received certifications of New and High Technology Enterprise status for Ninetowns Ports and Guangdong Ninetowns, which qualify them for the preferential 15% tax rate for tax year 2011.

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

United States Federal Income Tax Consequences

The following discussion describes the material United States federal income tax consequences of the ownership and disposition of our ordinary shares and ADSs as of the date hereof. The discussion is applicable only to United States Holders (as defined below) who hold our ordinary shares or ADSs as “capital assets,” as defined in Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). As used herein, the term “United States Holder” means a beneficial owner of an ordinary share or ADS that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

If a partnership (or other entity taxable as a partnership for United States federal income tax purposes) holds our ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partnership or a partner in such partnership that holds our ordinary shares or ADSs, you should consult your tax advisors.

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our ordinary shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our voting stock;

•	a partnership or other pass-through entity for United States federal income tax purposes;

•	a United States expatriate and certain former citizens or long-term residents of the United States; or

•	a person whose “functional currency” is not the United States dollar.

The discussion below is based upon the provisions of the Code and regulations, administrative rulings and judicial decisions thereunder, all as of the date hereof, which are subject to differing interpretations or change (possibly with retroactive effect) so as to result in United States federal income tax consequences different from those discussed below. We can provide no assurance that the tax considerations contained in this summary will not be challenged by the Internal Revenue Service or will be sustained by a court if so challenged.

The United States Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security (for example, pre-releasing ADSs to persons that do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the creditability of any PRC taxes and the availability of the reduced tax rate for any dividends received by certain non-corporate United States Holders, including individual United States Holders, could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our company if, as a result of such actions, the holders of ADSs are not properly treated as beneficial owners of underlying ordinary shares.

This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-United States tax laws. You should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

ADSs

If you hold ADSs, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs for United States federal income tax purposes. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of any cash distributions on the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate United States Holders, dividends received in taxable years beginning before January 1, 2013 may be subject to reduced rates of taxation provided that (a) our ordinary shares (or ADSs backed by such shares) are readily tradable on an established securities market in the United States or, in the event we are deemed to be a PRC “resident enterprise” under the PRC tax law, we are eligible for the benefits of the income tax treaty between the United States and the PRC (the “US-PRC Treaty”), (b) we are not a passive foreign investment company (as discussed below under “—Passive Foreign Investment Company”) for either the taxable year in which the dividend is paid or the preceding taxable year, and (c) certain holding period requirements are met. For purposes of clause (a) above, United States Treasury Department guidance indicates that our ADSs, but not our ordinary shares, are traded on an established securities market in the United States. Thus, we believe that dividends we pay on our ordinary shares that are represented by ADSs, but not on our ordinary shares that are not so represented, may qualify for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

Subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid to you with respect to our ordinary shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing eligibility for the benefits of the income tax treaty and the foreign tax credit are complex. Accordingly, you are urged to consult your tax advisors regarding the application of these rules in light of your particular circumstances.

Taxation of Dispositions

Subject to the discussion under “—Passive Foreign Investment Company” below, you will recognize taxable gain or loss on any sale, exchange or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Such gain or loss will generally be capital gain or loss. Capital gains are generally subject to United States federal income tax at the same rate as ordinary income, except that non-corporate United States Holders who have held their ADSs or ordinary shares for more than one year may be eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Any gain or loss recognized by you will generally be treated as United States source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the US-PRC Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a United States Holder that is eligible for the benefits of the US-PRC Treaty may treat the gain as PRC source income for foreign tax credit purposes. You are urged to consult your tax advisors regarding the creditability of any such PRC tax under your particular circumstances.

Passive foreign investment company

It is likely that we will be classified as a PFIC for 2011. Special U.S. federal income tax rules apply to U.S. holders of shares of a foreign corporation that is classified as a PFIC for U.S. federal income tax purposes. The determination of our PFIC status principally depends upon the composition of our assets, including goodwill, and the amount and nature of our income from time to time. The amount of goodwill will depend in part on the market value of our ADSs or ordinary shares, which may be especially volatile in a technology related enterprise. We have limited control over these variables and accordingly there can be no assurance that we will not be considered a PFIC for any taxable year. To the extent we do have control over these variables, we may take steps to reduce the material and adverse effect PFIC classification may have on our business, financial condition and results of operations.

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

We note that if we are considered a PFIC for any taxable year, we will continue to be treated as a PFIC in for any subsequent taxable year with respect to any United States investors who held stock in such PFIC year, even if we no longer meet the definitional test of a PFIC. As a result of our substantial cash position and the decline in the value of our stock, we believe that we may have became a PFIC during the 2006 taxable year and continued PFIC status in the subsequent years including the 2011 taxable year, under a literal application of the asset test that looks solely to market value. As a result, we believe that we would continue to be treated as a PFIC in all taxable years thereafter for any United States Investors who held shares during such period.

Because it is likely that we will be classified as a PFIC for 2011, a U.S. Holder of our ordinary shares or our ADSs will likely be subject to special tax rules with respect to:

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

Inflation

According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was -0.7% in 2009, 3.3% in 2010 and 5.4% in 2011. It is widely speculated that the change in Consumer Price Index in China will be significant in 2012. We have not in the past been materially affected by inflation, but we do not know whether we will be affected in the future.

Item 12. Descriptio n of Securities Other than Equity Securities.

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

D4. Fees and Other Payment Made by the Depositary to the Registrant

The following table shows the fees and other direct and indirect payments made by the depositary to us:

Category of Expenses	Amount Reimbursed for Fiscal Year Ended December 31, 2011

—*Broker reimbursements	US$-

*	Broker reimbursements are fees payable to Broadridge and other service providers for the distribution of hard copy material to beneficial ADR holders in the Depositary Trust Company. Corporate material includes information related to shareholders’ meetings and related voting instruction cards. These fees are SEC approved.

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

As of March 31, 2012, we have used approximately RMB472 million (US$75.0 million) of the net proceeds from our initial public offering for capital expenditure, comprising approximately RMB80 million (US$12.7 million) for the expansion of existing facilities, approximately RMB78 million (US$12.4 million) for the purchase of real estate for new research and development centers, approximately RMB314 million (US$49.9 million) for strategic investment. None of the net proceeds from our initial public offering included payments to directors or officers of our company, persons owning 10.0% or more of our equity securities or our affiliates.

Item 15. Controls and Procedures.

Evaluation of disclosure controls and procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2011 in ensuring that that information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding any required disclosure.

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

Our management with the participation and under the supervision of our Chief Executive Officer and our Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2011 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. As a result of these assessments, our management has concluded that our internal control over financial reporting was effective as of December 31, 2011.

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

Item 16. A. Audit Committee Financial Expert.

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

Item 16C. Principal Accountant Fees and Services.

GHP Horwath, P.C. was our independent registered public accounting firm for the fiscal years ended December 31, 2011, 2010 and 2009.

The following table sets forth the aggregate fees in connection with certain professional services rendered by GHP Horwath, P.C., for the periods indicated. We did not pay any tax related or other fees to GHP Horwath, P.C. during the periods indicated.

	For the year ended December 31
	2010	2011	2012
Audit fees(1)	RMB 2,970,000	RMB 3,272,828	US$	520,000
Audit related fees(2)	—
Total	RMB 2,970,000	RMB 3,272,828	US$	520,000

(1)	Audit fees consist of fees billed for the annual audit of our consolidated financial statements. Audit fees also include fees for services that are normally provided by the independent registered public accounting firm in connection with statutory regulatory filings or engagements.

(2)	Audit related fees consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements.

Audit Committee Pre-Approval Policy and Procedures

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services, as described above. On an annual basis, our audit committee will review and approve the audit services to be rendered by our independent registered public accounting firm prior to the engagement of the service. Audit services not covered by the annual engagement letter, audit-related services and tax services that are estimated to result in an amount of more than US$10,000 require the express approval of our audit committee prior to engagement. Our audit committee may delegate pre-approval authority to one or more members of our audit committee. The decisions of any audit committee member to whom authority is delegated to pre-approve a service shall be presented to the full audit committee at its next scheduled meeting. Our Chief Financial Officer, Tommy Siu Lun Fork is required to report to our audit committee on a quarterly basis regarding the extent of services actually provided and the fees for the services performed.

Item 16D. Exemptions from the Listing Standards for Audit Committee.

Not applicable.

Item  16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance.

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our ADSs are listed on the Nasdaq Global Market, we are subject to Nasdaq corporate governance requirements. Nasdaq Marketplace Rule 4350(a)(1) permits foreign private issuers like us to follow “home country practice” with respect to certain corporate governance matters. We are committed to a high standard of corporate governance. We believe that we are currently in compliance with the NASDAQ Marketplace Rules.

PART III

Item 17. Financial Statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements.

The consolidated financial statements for our company are included at the end of this annual report.

Item 19. Exhibits.

Exhibit Number	Description

1.1*	Amended and Restated Memorandum and Articles of Association of Ninetowns Internet Technology Group Company Limited (incorporated by reference to Exhibit 99.2 from our Form 6-K (File No. 000-51025) filed with Securities and Exchange Commission on October 25, 2006)

2.1*	Specimen American Depositary Receipt of Ninetowns Internet Technology Group Company Limited (incorporated by reference to Exhibit 2.1 from our Annual Report on Form 20-F (Registration No. 000- 51025) filed with Securities and Exchange Commission on June 29, 2005)

2.2*	Specimen Share Certificate of Ninetowns Internet Technology Group Company Limited (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.1*	Shareholders’ Agreement dated October 22, 2003 among Jitter Bug Holdings Limited, AIG Asian Opportunity Fund, L.P., American International Assurance Company (Bermuda) Limited, the shareholders of Ninetowns Internet Technology Group Company Limited (listed on Schedule 1 thereto) and Ninetowns Internet Technology Group Company Limited (incorporated by reference to Exhibit 4.4 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.2*	Form of Termination Agreement among Ninetowns Internet Technology Group Company Limited, Jitter Bug Holdings Limited, AIG Asian Opportunity Fund, L.P., American International Assurance Company (Bermuda) Limited and certain other shareholders of Ninetowns Internet Technology Group Company Limited (incorporated by reference to Exhibit 4.5 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.3*	Form of Lock-up agreement by and among Ninetowns Internet Technology Group Company Limited and certain of its directors, executive officers and shareholders (incorporated by reference to Exhibit 4.6 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.4*	Employee Share Option Scheme (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.5*	Amended and Restated 2004 Share Option Plan of Ninetowns Internet Technology Group Company Limited (incorporated by reference to Exhibit 4.5 from our Annual Report on From 20-F (Registration No. 000- 51025) filed with Securities and Exchange Commission on June 29, 2006)

4.6*	2006 Share Incentive Plan of Ninetowns Internet Technology Group Company Limited (incorporated by reference to Exhibit 4.6 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on July 16, 2007)

4.7*	Translation of Form of Software Sales Agreement (incorporated by reference to Exhibit 10.12 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.8*	Deed of Undertaking dated August 13, 2004 by Shuang Wang and Min Dong to AIG Asian Opportunity Fund, L.P. and American International Assurance Company (Bermuda) Limited (incorporated by reference to Exhibit 10.27 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.9*	Sale and Purchase Agreement dated October 3, 2003 among Ninetowns Internet Technology Group Company Limited, Jitter Bug Holdings Limited, UOB Venture (Shenzhen) Limited, Titan I Venture Capital Co., Ltd., Titan II Venture Capital Co., Ltd. and CFM Investments Limited — CFM Greater China Fund (incorporated by reference to Exhibit 10.28 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.10*	Sale and Purchase Agreement dated October 8, 2003 among Ninetowns Internet Technology Group Company Limited, Jitter Bug Holdings Limited, China Equity Associates L.P. and MMFI CAPI Venture Investments Limited (incorporated by reference to Exhibit 10.29 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.11*	Subscription Agreement dated October 8, 2003 between Ninetowns Internet Technology Group Company Limited and Ever Praise Holdings Limited (incorporated by reference to Exhibit 10.30 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.12*	Share Subscription Agreement dated October 9, 2003 among Ninetowns Internet Technology Group Company Limited, Jitter Bug Holdings Limited, AIG Asian Opportunity Fund, L.P., American International Assurance Company (Bermuda) Limited, Mr. Shuang Wang and Ms. Min Dong (incorporated by reference to Exhibit 10.31 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.13*	Sale and Purchase Agreement dated October 16, 2003 among Ninetowns Internet Technology Group Company Limited, Jitter Bug Holdings Limited and Huitung Investments (BVI) Limited (incorporated by reference to Exhibit 10.32 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.14*	Subscription Agreement dated December 11, 2003 among Ninetowns Internet Technology Group Company Limited, Jitter Bug Holdings Limited, Titan I Venture Capital Co., Ltd, Titan II Venture Capital Co., Ltd. and CFM Investments Limited — CFM Greater China Fund (incorporated by reference to Exhibit 10.33 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.15*	Subscription Agreement dated December 11, 2003 among Ninetowns Internet Technology Group Company Limited, Jitter Bug Holdings Limited and Ferndale Associates Limited (incorporated by reference to Exhibit 10.34 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.16*	Form of Right of First Refusal Agreement dated as of November 2, 2004 among Ninetowns Internet Technology Group Company Limited, Ninetowns Import & Export e-Commerce Co., Ltd., Shuang Wang and Min Dong (incorporated by reference to Exhibit 10.35 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.17*	Summary of Sale and Purchase Agreement between Beijing Ninetowns Times Electronic Commerce Limited and Dauphin Science Business Park Construction & Development Co., Ltd. of Beijing Zhongguancun Fengtai Science Park (incorporated by reference to Exhibit 4.42 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2005)

4.18*	Summary of form of the Sale and Purchase Agreement between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Heng Fu Plaza Development Co., Ltd. (incorporated by reference to Exhibit 4.43 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2005)

4.19*	Translation of Software Development Contract for Electronic Monitoring System Software Project (Common version for Enterprise) dated August 1, 2005 between State Administration for Quality Supervision and Inspection and Quarantine of the PRC and Ninetowns Ports Software and Technology Co., Ltd. (incorporated by reference to Exhibit 4.57 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2006)

4.20*	Share and Purchase Agreement dated September 3, 2006, among Ninetowns Digital World Trade Holdings Limited, Beprecise Investments Limited, Global Market Group Limited, Global Market Group (Asia) Limited, Global Market (Guangzhou) Co., Ltd., Pan Weijia and Pan Weinian (incorporated by reference to Exhibit 99.4 from our Form 6-K (File No.000-51025) filed with Securities and Exchange Commission on September 22, 2006)

4.21*	Investor’s Rights Agreement dated October 19, 2006, among Beprecise Investments Limited, Global Market Group Limited, Global Market Group (Asia) Limited, Global Market (Guangzhou) Co., Ltd., Pan Weijia and Pan Weinan (incorporated by reference to Exhibit 4.71 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on July 16, 2007)

4.22*	Share and Purchase Agreement dated April 9, 2007, among Ixworth Enterprises Limited, Beijing Ninetowns Network and Software Co., Ltd., Fan Hui Yang, Zhi Sheng Limited, Ample Spring Holdings Limited, Beijing Baichuan Tongda Science and Technology Development Co., Ltd., Zhou Peiji and Zhou Lijun (incorporated by reference to Exhibit 4.72 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on July 16, 2007)

4.23*	Shareholders Agreement dated April 26, 2007, among Ixworth Enterprises Limited, Fan Hui Yang, Zhi Sheng Limited and Ample Spring Holdings Limited (incorporated by reference to Exhibit 4.73 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on July 16, 2007)

†4.24*	Translation of Software Copyright Assignment Agreement dated November 10, 2006 between Department Service Center of Dongguan Entry-Exit Inspection and Quarantine Bureau and Ninetowns Ports Software and Technology Co., Ltd. (incorporated by reference to Exhibit 4.74 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on July 16, 2007)

4.25*	Amendment to Share Purchase and Subscription Agreement dated December 22, 2007, among Ixworth Enterprises Limited, Beijing Ninetowns Network and Software Co., Ltd., Fan Hui Yang, Zhi Sheng Limited, Ample Spring Holdings Limited, Beijing Baichuan Tongda Science and Technology Development Co., Ltd., Zhou Peiji and Zhou Lijun (incorporated by reference to Exhibit 4.75 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on July 15, 2008)

4.26*	Translation of Pre-sale Contract for Commodity House in Beijing Municipality dated June 25, 2007 between Beijing Hengfu Plaza Development Co., Ltd. and Ninetowns Ports Software and Technology Co., Ltd. (incorporated by reference to Exhibit 4.76 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on July 15, 2008)

4.27*	Translation of Sale Contract for Commodity House dated September 19, 2007 between Guangzhou Hejing Real Estate Development Co., Ltd. and Guangdong Ninetowns Technology Co., Ltd. (incorporated by reference to Exhibit 4.77 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on July 15, 2008)

4.28*	Translation of Construction Land Use Right Grant Contract dated October 30, 2008 between Beijing Ninetowns Software Co., Ltd. and Beijing Land Resource Bureau, Economic Technological Development Area Branch (incorporated by reference to Exhibit 4.78 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 24, 2009)

4.29*	Translation of Supplemental Agreement to Construction Land Use Right Grant Contract dated October 30, 2008 between Beijing Ninetowns Software Co., Ltd. and Beijing Land Resource Bureau, Economic Technological Development Area Branch (incorporated by reference to Exhibit 4.79 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 24, 2009)

†4.30*	Translation of Franchise Agreement relating to “Ninetowns Network Quality Supervision Software v1.0” software dated August 1, 2008 between Beijing Ninetowns Network and Software Co., Ltd. and Beijing Ninetowns Zhi Fang Software and Technology Co., Ltd. (incorporated by reference to Exhibit 4.80 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 24, 2009)

†4.31*	Translation of Franchise Agreement relating to “Ninetowns Network Quality Supervision Software v1.0” software dated August 1, 2008 between Beijing Ninetowns Network and Software Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.81 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 24, 2009)

†4.32*	Translation of Franchise Agreement relating to “Ninetowns Network Quality Supervision Software v1.0” software dated August 1, 2008 between Beijing Ninetowns Network and Software Co., Ltd. and Beijing Ninetowns Xin He Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.82 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 24, 2009)

†4.33*	Translation of Franchise Agreement relating to “Ninetowns Network Quality Supervision Software v1.0” software dated August 1, 2008 between Beijing Ninetowns Network and Software Co., Ltd. and Guangzhou Ninetowns Wang Li Software Co., Ltd. (incorporated by reference to Exhibit 4.83 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 24, 2009)

†4.34*	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated August 1, 2008 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software and Technology Co., Ltd. (incorporated by reference to Exhibit 4.84 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 24, 2009)

†4.35*	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated August 1, 2008 between Ninetowns Ports Software and Technology Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.85 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 24, 2009)

†4.36*	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated August 1, 2008 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Xin He Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.86 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 24, 2009)

†4.37*	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated August 1, 2008 between Ninetowns Ports Software and Technology Co., Ltd. and Guangzhou Ninetowns Wang Li Software Co., Ltd. (incorporated by reference to Exhibit 4.87 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 24, 2009)

†4.38*	Translation of Franchise Agreement relating to “Ninetowns Network Quality Supervision Software v1.0” software dated June 1, 2009 between Beijing Ninetowns Network and Software Co., Ltd. and Beijing Ninetowns Zhi Fang Software and Technology Co., Ltd. (incorporated by reference to Exhibit 4.88 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 30, 2010)

4.39#	Translation of Franchise Agreement relating to “Ninetowns Network Quality Supervision Software v1.0” software dated June 1, 2009 between Beijing Ninetowns Network and Software Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.89 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 30, 2010)

†4.40*	Translation of Franchise Agreement relating to “Ninetowns Network Quality Supervision Software v1.0” software dated June 1, 2009 between Beijing Ninetowns Network and Software Co., Ltd. and Beijing Ninetowns Xin He Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.90 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 30, 2010)

4.41#	Translation of Franchise Agreement relating to “Ninetowns Network Quality Supervision Software v1.0” software dated June 1, 2009 between Beijing Ninetowns Network and Software Co., Ltd. and Guangzhou Ninetowns Wang Li Software Co., Ltd. (incorporated by reference to Exhibit 4.91 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 30, 2010)

†4.42*	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated October 1, 2009 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software and Technology Co., Ltd. (incorporated by reference to Exhibit 4.92 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 30, 2010)

4.43#	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated October 1, 2009 between Ninetowns Ports Software and Technology Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.93 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 30, 2010)

†4.44*	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated October 1, 2009 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Xin He Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.94 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 30, 2010)

4.45#	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated October 1, 2009 between Ninetowns Ports Software and Technology Co., Ltd. and Guangzhou Ninetowns Wang Li Software Co., Ltd. (incorporated by reference to Exhibit 4.95 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 30, 2010)

4.46*	Translation of Lease Agreement relating to warehouse lease dated January 25, 2010 between Beijing Ninetowns Sky Eco-agriculture Co., Ltd. and Beijing Shunfeng Runlin Technology and Trade Co., Ltd. (incorporated by reference to Exhibit 4.96 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 30, 2010)

4.47*	Translation of Sublease Agreement relating to land sublease dated June 29, 2010, between Beijing Ninetowns Sky Eco-Agriculture Co., Ltd. and Beijing Huaixiang Xiandai Agriculture Technology Co., Ltd. (incorporated by reference to Exhibit 4.97 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 30, 2010)

†4.48*	Translation of Franchise Agreement relating to “iQs” software dated April 1, 2010 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software and Technology Co., Ltd.

†4.49*	Translation of Franchise Agreement relating to “iQs” software dated April 1, 2010 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software Technology Co., Ltd. Shanghai Branch

†4.50*	Translation of Franchise Agreement relating to “iQs” software dated April 1, 2010 between Ninetowns Ports Software and Technology Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd.

†4.51*	Translation of Franchise Agreement relating to “iQs” software dated April 1, 2010 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Xin He Software Technology Co., Ltd.

†4.52*	Translation of Franchise Agreement relating to “iQs” software dated April 1, 2010 between Ninetowns Ports Software and Technology Co., Ltd. and Guangzhou Ninetowns Wang Li Software Co., Ltd.

†4.53*	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated October 1, 2010 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software and Technology Co., Ltd.

†4.54*	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated October 1, 2010 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software Technology Co., Ltd. Shanghai Branch

†4.55*	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated October 1, 2010 between Ninetowns Ports Software and Technology Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd.

†4.56*	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated October 1, 2010 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Xin He Software Technology Co., Ltd.

†4.57*	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated October 1, 2010 between Ninetowns Ports Software and Technology Co., Ltd. and Guangzhou Ninetowns Wang Li Software Co., Ltd.

†4.58*	Translation of Franchise Agreement relating to “iQs” software dated January 1, 2011 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software and Technology Co., Ltd.

†4.59*	Translation of Franchise Agreement relating to “iQs” software dated January 1, 2011 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software Technology Co., Ltd. Shanghai Branch

†4.60*	Translation of Franchise Agreement relating to “iQs” software dated January 1, 2011 between Ninetowns Ports Software and Technology Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd.

†4.61*	Translation of Franchise Agreement relating to “iQs” software dated January 1, 2011 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Xin He Software Technology Co., Ltd.

†4.62*	Translation of Franchise Agreement relating to “iQs” software dated January 1, 2011 between Ninetowns Ports Software and Technology Co., Ltd. and Guangzhou Ninetowns Wang Li Software Co., Ltd.

4.63*	Translation of Dalian Aviation Research and Testing Center Project Cooperation Agreement dated January 25, 2011 between Ninetowns Ports Software and Technology Co., Ltd. and Aviation Wanyuan Industry Co., Ltd.

4.64*	Translation of State-owned Construction Land Use Right Grant Contract dated April 7, 2011 between Huainan Municipal Bureau of Land and Resources and Huainan Huacheng Estate Co., Ltd.

4.65*	Translation of State-owned Construction Land Use Right Grant Contract (Parcel 10) dated April 29, 2011 between Dalian Municipal Bureau of Land and Resources and Dalian Aviation Changzheng Technology Development Co., Ltd.

4.66*	Translation of State-owned Construction Land Use Right Grant Contract (Parcel 11) dated April 29, 2011 between Dalian Municipal Bureau of Land and Resources and Dalian Aviation Changzheng Technology Development Co., Ltd.

4.67*	Translation of Debt Repayment Agreement dated June 22, 2011 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Xin He Software Technology Co., Ltd.

4.68*	Translation of Debt Repayment Agreement dated June 22, 2011 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software Technology Co., Ltd.

4.69*	Translation of Debt Repayment Agreement dated June 22, 2011 between Ninetowns Ports Software and Technology Co., Ltd. and Guangzhou Ninetowns Wang Li Software Co., Ltd.

†4.70	Translation of Franchise Agreement relating to “iQs” software dated January 1, 2012 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software and Technology Co., Ltd.

†4.71	Translation of Franchise Agreement relating to “iQs” software dated January 1, 2012 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software Technology Co., Ltd. Shanghai Branch

†4.72	Translation of Franchise Agreement relating to “iQs” software dated January 1, 2012 between Ninetowns Ports Software and Technology Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd.

†4.73	Translation of Franchise Agreement relating to “iQs” software dated January 1, 2012 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Xin He Software Technology Co., Ltd.

†4.74	Translation of Franchise Agreement relating to “iQs” software dated January 1, 2012between Ninetowns Ports Software and Technology Co., Ltd. and Guangzhou Ninetowns Wang Li Software Co., Ltd.

†4.75	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated January 1, 2012 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software and Technology Co., Ltd.

†4.76	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated January 1, 2012 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software Technology Co., Ltd. Shanghai Branch

†4.77	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated January 1, 2012 between Ninetowns Ports Software and Technology Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd.

†4.78	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated January 1, 2012 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Xin He Software Technology Co., Ltd.

†4.79	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated January 1, 2012 between Ninetowns Ports Software and Technology Co., Ltd. and Guangzhou Ninetowns Wang Li Software Co., Ltd.

†4.80	Translation of Trust Agreement dated June 28, 2011 between Ninetowns Ports Software and Technology Co., Ltd. and Zhongcheng Trust Co., Ltd.

†4.81	Translation of Creditor’s Rights Assignment Agreement dated June 28, 2011 among Ninetowns Ports Software and Technology Co., Ltd., Zhongcheng Trust Co., Ltd. and Huainan Huacheng Estate Co., Ltd.

†4.82	Translation of Capital Increase Agreement dated June 28, 2011 among Huainan Ninetowns Suitable Estate Co., Ltd., Zhongcheng Trust Co., Ltd. and Ninetowns Ports Software and Technology Co., Ltd.

†4.83	Translation of Cooperation Agreement for Shouchuang Caifu Ninetowns (Tianjin) Equity Investment Fund Partnership (Limited Liability Partnership) dated October 21, 2011 among Shouchuang Huaxia (Tianjin) Equity Investment Fund Partnership (Limited Liability Partnership), Shouchuang Caifu Gengyin (Tianjin) Equity Investment Fund Partnership (Limited Liability Partnership) and Beijing Ronghe Zhihui Network Software Services Co., Ltd.

†4.84	Translation of Supplemental Agreement to Three Parties Partnership Agreement dated October 21, 2011 among Shouchuang Huaxia (Tianjin) Equity Investment Fund Partnership (Limited Liability Partnership), Shouchuang Caifu Gengyin (Tianjin) Equity Investment Fund Partnership (Limited Liability Partnership) and Beijing Ronghe Zhihui Network Software Services Co., Ltd.

†4.85	Translation of First Beneficiary General Meeting Resolutions of 2011 Zhongcheng Trust Huainan Ninetowns Investment Portfolio Trust Scheme dated February 3, 2012 by Zhongcheng Trust Co., Ltd.

†4.86	Translation of Supplemental Agreement to Creditor’s Rights Assignment Agreement dated February 3, 2012 among Ninetowns Ports Software and Technology Co., Ltd., Zhongcheng Trust Co., Ltd. and Huainan Huacheng Estate Co., Ltd.

†4.87	Translation of Equity Transfer Agreement dated March 19, 2012 between Zhongcheng Trust Co., Ltd. and Ninetowns Ports Software and Technology Co., Ltd.

†4.88	Translation of Supplemental Agreement to Equity Transfer Agreement dated March 19, 2012 between Zhongcheng Trust Co., Ltd. and Ninetowns Ports Software and Technology Co., Ltd.

8.1	Subsidiaries of Ninetowns Internet Technology Group Company Limited

11.1*	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2005)

11.2*	Code of Ethics for Chief Executive Officer and Senior Financial Officers (incorporated by reference to Exhibit 11.2 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2005)

12.1	Certification of principal executive officer pursuant to SEC Rule 13a-14(a)

12.2	Certification of principal financial officer pursuant to SEC Rule 13a-14(a)

13.1	Certification of principal executive officer pursuant to SEC Rule 13a-14(b)

13.2	Certification of principal financial officer pursuant to SEC Rule 13a-14(b)

15.1	Consent of GHP Horwath, P.C.

15.2	Consent of Commerce & Finance Law Offices

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed with the relevant Registration Statement on Form F-1, with the relevant Annual Report on Form 20-F or with the relevant Periodic Report on Form 6-K.
†	Certain portions of this Exhibit have been omitted based upon a request for confidential treatment. The omitted portions have been separately submitted to the Securities and Exchange Commission.
#	This Exhibit, which was previously filed is replaced by the Exhibit furnished along with this annual report.
**	XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.XBRL.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

By:	/s/ Shuang Wang
Name: Shuang Wang
Title: Chief Executive Officer

Date: April 27, 2012

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Ninetowns Internet Technology Group Company Limited

We have audited the accompanying consolidated balance sheets of Ninetowns Internet Technology Group Company Limited and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows and the financial statement schedule for each of the three years in the period ended December 31, 2011. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In our opinion, the related financial statement schedule, when considered in relation to the basic financial statement taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ GHP HORWATH, P.C.

Denver, Colorado

April 27, 2012

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	As of December 31,
	2010	2011	2011
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	500,618	257,345	40,888
Restricted cash	245	88	14
Short-term investments
Trading securities	523	708	112
Available-for-sale securities	231,339	245,090	38,941
Term deposits	8,154	5,088	808
Trade receivables:
Billed, less allowance for doubtful accounts of RMB34,001 in 2010 and RMB4,378 in 2011	1,488	2,449	389
Unbilled	554	1,472	234
Inventories	2,161	3,146	500
Amounts due from related parties	—	1,248	198
Prepaid expenses and other current assets	7,503	8,561	1,360
Deferred tax assets	794	311	50

Total current assets	753,379	525,506	83,494

Real estate property under development	—	305,469	48,534
Property and equipment, net	188,481	179,265	28,483
Investments under cost method	15,481	11,590	1,841
Investments under equity method	—	230,579	36,635
Acquired intangible assets, net	31,666	29,258	4,649
Other non-current assets	577	457	73

TOTAL ASSETS	989,584	1,282,124	203,709

(continued)

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(In thousands, except share and per share data)

	As of December 31,
	2010	2011	2011
	RMB	RMB	US$

LIABILITIES AND EQUITY

Current liabilities:
Option liabilities	4,560	7,932	1,260
Accounts payable and accrued expenses	12,552	16,442	2,612
Advances from customers	5,919	9,951	1,581
Deferred revenue	10,699	14,332	2,277
Income taxes payable	316	640	102
Other taxes payable	984	1,537	244
Unrecognized tax liabilities	621	829	132

Total current liabilities	35,651	51,663	8,208

Non-current liabilities:
Deferred subsidies	—	240,240	38,170
Deferred tax liabilities	342	51	8
Unrecognized tax liabilities	4,766	4,766	757

Total liabilities	40,759	296,720	47,143

Equity:
Shareholders’ equity of the Company
Ordinary shares, par value RMB0.027(HK$0.025) per share: 8,000,000,000 shares authorized; 36,742,832 shares issued and outstanding in 2010 and 37,538,161 shares issued and outstanding in 2011, respectively	965	982	156
Additional paid-in capital	916,719	923,829	146,782
Accumulated deficit	(23,414)	(20,732)	(3,294)
Statutory reserve	77,635	78,478	12,469
Accumulated other comprehensive loss	(23,080)	(47,137)	(7,489)

Total equity of the Company	948,825	935,420	148,624

Non-controlling interest	—	49,984	7,942

Total equity	948,825	985,404	156,566

TOTAL LIABILITIES AND EQUITY	989,584	1,282,124	203,709

See notes to consolidated financial statements.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Years Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$

Net revenues:
Enterprise software and related maintenance services	58,387	49,650	61,014	9,694
Software development services	17,363	23,809	5,963	947
Food sales and services	3,889	5,448	8,239	1,309

Total net revenues	79,639	78,907	75,216	11,950

Cost of revenues:
Enterprise software and related maintenance services	—	—	—	—
Software development services (including share-based compensation expense of RMB51 in 2009, RMB8 in 2010 and RMB21 in 2011)	(11,552)	(10,144)	(2,281)	(362)
Food sales and services	(6,308)	(6,910)	(8,452)	(1,343)

Total cost of revenues	(17,860)	(17,054)	(10,733)	(1,705)

Gross profit	61,779	61,853	64,483	10,245

Operating expenses:
Selling and marketing (including share-based compensation expense of RMB787 in 2009, RMB607 in 2010 and RMB347 in 2011)	(13,771)	(16,663)	(22,493)	(3,574)
General and administrative (including share-based compensation expense of RMB3,297 in 2009, RMB26,741 in 2010 and RMB4,127 in 2011)	(62,030)	(89,531)	(79,354)	(12,608)
Research and development (including share-based compensation expense of RMB332 in 2009, RMB4,354 in 2010 and RMB2,632 in 2011)	(17,373)	(15,695)	(11,042)	(1,754)
Allowance for doubtful accounts, net	(26,204)	(2,585)	6,841	1,087

Total operating expenses	(119,378)	(124,474)	(106,048)	(16,849)

(continued)

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS (continued)

(In thousands, except share and per share data)

	Years Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Loss from operations	(57,599)	(62,621)	(41,565)	(6,604)
Interest income	4,274	3,686	1,922	305
Gain on sales of short-term investments	35,474	65,146	32,689	5,194
Change in fair value of marketable options	27,684	(18,211)	7,252	1,152
Gain (loss) on investment under cost method	—	12,153	(3,373)	(536)
Income from equity method investments	—	—	1,639	260
Other income	3,911	13,448	5,994	952

Income before income tax and non-controlling interest	13,744	13,601	4,558	723

Income tax expense	(4,100)	(878)	(1,048)	(167)

Income from continuing operations before non-controlling interest	9,644	12,723	3,510	556

Discontinued operations:
Loss from discontinued operations, including loss on disposal of discontinued operations of RMB nil in 2009 and RMB1,808 in 2010	(8,401)	(398)	—	—
Income tax	—	—	—	—

Loss from discontinued operations, net of tax	(8,401)	(398)	—	—

Net income	1,243	12,325	3,510	556

Net loss attributable to non-controlling interest	89	—	15	2

Net income attributable to the Company	1,332	12,325	3,525	558

Income from continuing operations per share:
Basic	0.28	0.35	0.09	0.01

Diluted	0.28	0.34	0.09	0.01

Loss from discontinued operations per share:
Basic	(0.24)	(0.01)	—	—

Diluted	(0.24)	(0.01)	—	—

Income attributable to the Company per share:
Basic	0.04	0.34	0.09	0.01

Diluted	0.04	0.33	0.09	0.01

Weighted average number of shares used in computation:
Basic	35,100,194	35,800,428	37,443,657	37,443,657
Diluted	35,100,194	37,291,534	40,465,449	40,465,449

See notes to consolidated financial statements.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands, except share and per share data)

	Years Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Net income	1,243	12,325	3,510	556
Foreign currency translation loss	(5)	(10,572)	(15,004)	(2,384)
Unrealized gain (loss) on available-for-sale securities	16,451	(7,063)	(9,053)	(1,438)

Comprehensive income (loss)	17,689	(5,310)	(20,547)	(3,266)

Less: comprehensive (loss) attributable to the non-controlling interest	(89)	—	(15)	(2)

Comprehensive income (loss) attributable to the Company	17,778	(5,310)	(20,532)	(3,264)

See notes to consolidated financial statements.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands, except share and per share data)

				Retained Earnings (Accumulated		Accumulated Other Comprehensive
			Additional Paid-in				Non- Controlling Interest
	Ordinary Shares				Statutory
	Shares	Amount	Capital	Deficit)	Reserve	(Loss) Income		Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2009	34,998,020	926	880,581	(25,172)	65,736	(21,891)	—	900,180
Issuance of ADR shares for the exercises of employee share options	120,536	3	(3)	—	—	—	—	—
Provision for statutory reserve	—	—	—	(9,323)	9,323	—	—	—
Net income (loss)	—	—	—	1,332	—	—	(89)	1,243
Foreign currency translation adjustments	—	—	—	—	—	(5)	—	(5)
Employee share options compensation	—	—	4,467	—	—	—	—	4,467
Unrealized gain on available-for-sale securities	—	—	—	—	—	16,451	—	16,451

Balance as of December 31, 2009	35,118,556	929	885,045	(33,163)	75,059	(5,445)	(89)	922,336
Issuance of ADR shares for the exercises of employee share options	1,624,276	36	(36)	—	—	—	—	—
Provision for statutory reserve	—	—	—	(2,576)	2,576	—	—	—
Sale of non-controlling interest	—	—	—	—	—	—	89	89
Net income	—	—	—	12,325	—	—	—	12,325
Foreign currency translation adjustments	—	—	—	—	—	(10,572)	—	(10,572)
Employee share options compensation	—	—	31,710	—	—	—	—	31,710
Unrealized loss on available-for-sale securities	—	—	—	—	—	(7,063)	—	(7,063)

Balance as of December 31, 2010	36,742,832	965	916,719	(23,414)	77,635	(23,080)	—	948,825
Issuance of ADR shares for the exercises of employee share options	795,329	17	(17)	—	—	—	—	—
Capital invested in Dalian Changzheng	—	—	—	—	—	—	49,999	49,999
Provision for statutory reserve	—	—	—	(843)	843	—	—	—
Net income (loss)	—	—	—	3,525	—	—	(15)	3,510
Foreign currency translation adjustments	—	—	—	—	—	(15,004)	—	(15,004)
Employee share options compensation	—	—	7,127	—	—	—	—	7,127
Unrealized loss on available-for-sale securities	—	—	—	—	—	(9,053)	—	(9,053)

Balance as of December 31, 2011	37,538,161	982	923,829	(20,732)	78,478	(47,137)	49,984	985,404

		US$156	US$146,782	(US$3,294)	US$12,469	(US$7,489)	US$7,942	US$156,566

See notes to consolidated financial statements.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except share and per share data)

	Years Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	1,243	12,325	3,510	556
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Loss on disposal of property and equipment	658	1,031	38	6
Depreciation of property and equipment	16,916	17,321	16,541	2,628
Amortization of other non-current assets	116	102	122	19
Amortization of acquired intangible assets	5,560	4,043	3,503	557
Gain on sale of trading securities	(6,881)	(4,012)	(698)	(111)
Loss on the change in fair value of trading securities	—	—	1,173	186
(Gain) loss on sale of available-for-sale securities	(14,461)	1,656	(39)	(6)
Gain on investment under cost method	—	(18,317)	(920)	(146)
Impairment recognized on investments under cost method	—	—	3,373	536
Income from equity method investment	—	—	(1,639)	(260)
Allowance for doubtful accounts	27,020	2,585	(6,842)	(1,087)
Loss on disposal of subsidiary	—	2,028	—	—
Employee share-based compensation	4,467	31,710	7,127	1,132
Gain from short sale of stock options	(41,810)	(45,988)	(37,942)	(6,029)
Changes in operating assets and liabilities:
Trade receivables	(10,438)	7,251	4,963	789
Amounts due from related parties	—	—	(1,248)	(198)
Inventories	(1,036)	124	(986)	(157)
Real estate property under development	—	—	(305,469)	(48,534)
Prepaid expenses and other current assets	821	52	(441)	(70)
Accounts payable and accrued expenses	(2,180)	6,325	4,312	685
Advance from customers	2,166	(4,309)	4,032	641
Deferred revenue and deferred subsidies	(10,939)	650	243,257	38,650
Income taxes payable	5,232	(6,015)	533	85
Other taxes payable	(963)	450	553	88
Deferred taxes, net	(1,969)	(158)	193	31

Net cash (used in) provided by operating activities	(26,478)	8,854	(62,994)	(10,009)

Cash flows from investing activities:
(Increase) decrease in restricted cash	(120)	545	157	25
Decrease in term deposits	3,000	16,846	3,066	487
Payments to acquire investments	—	—	(228,940)	(36,375)
Cash paid for business acquisition, net of cash acquired	—	—	(2,200)	(350)
Proceeds from sale of trading securities	20,126	38,490	47,175	7,495
Purchase of trading securities	(14,162)	(34,083)	(47,835)	(7,600)
Purchases of available-for-sale securities	(306,648)	(248,058)	(334,560)	(53,156)
Proceeds from sale of available-for-sale securities	177,179	173,693	302,171	48,010
Proceeds from options	53,673	36,663	41,613	6,612
Purchase of property and equipment	(10,778)	(4,896)	(6,489)	(1,031)
Proceeds from sale of property and equipment	872	77	138	22
Dividends received on investment	—	6,134	920	146
Proceeds from disposal of investments under cost method	—	36,301	—	—
Proceeds from disposal of subsidiaries	—	2,699	—	—
Cash disposed of on sale of subsidiaries	—	(2,650)	—	—

Net cash (used in) provided by investing activities	(76,858)	21,761	(224,784)	(35,715)

(continued)

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(In thousands, except share and per share data)

	Years Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Capital contributed by non-controlling interest			49,523	7,869

Net cash provided by financing activities	—	—	49,523	7,869

Effect of exchange rate changes on cash	142	(3,445)	(5,018)	(797)

Net (decrease) increase in cash and cash equivalents	(103,194)	27,170	(243,273)	(38,652)
Cash and cash equivalents at the beginning of the year	576,642	473,448	500,618	79,540
				—

Cash and cash equivalents at the end of the year	473,448	500,618	257,345	40,888

Supplemental disclosure of non-cash investing activities:
Other receivable for sale of property and equipment	642	—	—	—

Supplemental cash flow information:
Cash paid during the year for income taxes	881	1,820	326	52

See notes to consolidated financial statements.

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Ninetowns Internet Technology Group Company Limited (“Ninetowns”) was incorporated in the Cayman Islands as an exempted limited liability company on February 8, 2002 under the Companies Law of the Cayman Islands. Substantially all of Ninetowns’ business is conducted in the People’s Republic of China (the “PRC”) through its subsidiaries and variable interest entity (“VIE”). Ninetowns, its subsidiaries, and its VIE (collectively, the “Company”) are principally engaged in (i) the sale of enterprise software and the provision of the related after-sales maintenance services, (ii) software development services, (iii) from April 2007 to March 2009, Business to Business (“B2B”) search engine operations and the provision of B2B search services, (iv) beginning in the first half of 2009, food sales and services targeting Chinese consumers, and (v) beginning in the first half of 2011, real estate development.

As of December 31, 2011, a summary of the subsidiaries and VIE of Ninetowns was as follows:

Name of entity	Place of incorporation/ establishment	Effective ownership interest	Principal activities
Subsidiaries:

Ixworth Enterprises Limited	British Virgin Islands (“BVI”)	100%	Investment holding

Asia Pacific Logistics Limited	BVI	100%	Investment holding

Better Chance International Limited	BVI	100%	Investment holding

Beprecise Investments Limited	BVI	100%	Investment holding

Ample Spring Holdings Limited	BVI	70%	Inactive

New Take Limited	Hong Kong	100%	Investment holding

Shielder Limited	Hong Kong	100%	Investment holding

Ninetowns Land Group Limited (“Ninetowns Land”)	BVI	100%	Inactive

China Genotown Development Holding Limited (“Genotown”)	BVI	100%	Inactive

Ninetowns Organic Agricultural Holdings Limited	BVI	100%	Inactive

Beijing New Take Electronic Commerce Limited (“Beijing New Take”)	PRC	100%	Inactive

Beijing Ninetowns Times Electronic Commerce Limited (“Beijing Ninetowns Times”)	PRC	100%	Inactive

Beijing Ninetowns Ports Software and Technology Co., Ltd (“Beijing Ninetowns Ports”)	PRC	100%	Sale of enterprise software and provision of the related after-sales services, and provision of software development services

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES-continued

Name of entity	Place of incorporation/ establishment	Effective ownership interest	Principal activities

Beijing Ninetowns Suitable Estate Co., Limited (“Ninetowns Suitable Estate”)	PRC	100%	Sale of enterprise software and provision of the related after-sales services, and provision of technical consulting services

Guangdong Ninetowns Technology Co., Ltd. (“Guangdong Ninetowns”)	PRC	100%	Sale of enterprise software and provision of the related after-sales services, and provision of software development services

Beijing Ninetowns Software Co., Ltd. (“Beijing Software”)	PRC	100%	Inactive

Dongguan Ninetowns Software Co., Ltd. (“Dongguan Software”)	PRC	100%	Provision of enterprise software services

Dalian Aviation Changzheng Technology Development Co., Ltd. (“Dalian Changzheng”) (i)	PRC	70%	Real estate development

Beijing Ronghe Zhihui Network Software Services Co., Ltd. (“Beijing Ronghe Zhihui”) (ii)	PRC	100%	Sale of enterprise software, provision of technical development services, and provision of technical consulting services

VIE and its subsidiaries:

Beijing Ronghe Tongshang Network Technology Limited (“Ronghe Tongshang”)	PRC	100%	Investment holding

Beijing Ninetowns Sky Eco-agriculture Co., Ltd. (“Beijing Sky”) (a wholly-owned subsidiary of Ronghe Tongshang)	PRC	100%	Sale of dietary products, daily necessities, home appliances and crop cultivation

Beijing Huaixiang Modern Agriculture Technology Co., Ltd., (“Huaixiang Modern Agriculture”) (a wholly-owned subsidiary of Beijing Sky) (iii)	PRC	100%	Crop and seedling cultivation, agricultural technology development, technical services and consulting, landscape design, sale of fresh fruits and vegetables

Beijing Ronghe Tongshang Electronic Business Co., Ltd. (“Beijing Ronghe Dianzi”) (a wholly-owned subsidiary of Ronghe Tongshang) (iv)	PRC	100%	Cultivation and sale of crops and technical consultation and services related to agricultural sales

(i)	Dalian Changzheng was incorporated by Beijing Ninetowns Ports and a third party on February 24, 2011. Dalian Changzheng is owned 70% by Beijing Ninetowns Ports and 30% by the third party.
(ii)	Beijing Ronghe Zhihui, a wholly-owned subsidiary of the Company, was incorporated on April 22, 2011.
(iii)	Huaixiang Modern Agriculture, a wholly-owned subsidiary of the VIE, was purchased on August 30, 2011.
(iv)	Beijing Ronghe Dianzi, a wholly-owned subsidiary of the VIE, was incorporated on August 5, 2011.

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

Through December 31, 2011, Ronghe Tongshang has not yet entered into any business contracts that would require guarantees from the Company.

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

Through March, 2009, the Company conducted its B2B business through Ronghe Tongshang and Beijing Baichuan Tongda Science and Technology Development Co., Ltd., (“Baichuan Tongda”), also a VIE of the Company. In conjunction with the Company’s overall strategy to exit the B2B business, the underlying contractual relationship with Baichuan Tongda was terminated in August 2010 (Note 3).

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES-continued

Financial positions and operating results for the VIE are summarized below:

	As of December 31,
	2010	2011
	RMB	RMB
Total assets	37,098	29,975
Total liabilities (consisting primarily of other current liabilities)	(2,668)	(11,279)

	Years Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Total net revenues	4,136	5,448	8,239
Total net loss	(9,038)	(14,542)	(19,048)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

Basis of presentation - The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”). All amounts in the accompanying consolidated financial statements and the related notes are expressed in Renminbi (“RMB”). The amounts expressed in United States dollars (“US$”) are presented solely for the convenience of the readers and are translated at a rate of RMB6.2939 to US$1, the approximate rate of exchange at December 31, 2011. Such translations should not be construed to be the amounts that would have been reported under US GAAP.

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

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES-continued

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

The Company reviews investments in available-for-sale securities as of each balance sheet date for other-than-temporary declines in fair value. If the Company determines that a decline in fair value is other-than-temporary (OTTI), accumulated unrealized loss is accounted for as realized loss and included in earnings. The Company recorded an OTTI loss of RMB1,683 in 2009. No OTTI losses were recorded during the years ended December 31, 2010 and 2011.

Derivative financial instruments, consisting of written call and put options (option liabilities), are initially recorded at fair value and are re-valued at each reporting date, with changes in fair value included in earnings.

Term deposits consist of deposits placed with financial institutions with remaining maturities of greater than three months but less than one year.

Inventories - Inventories, consisting of computer accessories, food products and related consumables, are stated at the lower of cost or market price. Cost is determined by the first in first out method. Provision for diminution in value on inventories is made using the specific identification method. No inventory provisions were made in 2009, 2010 and 2011.

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

Changes in the allowance for doubtful accounts were as follows for the years ended December 31, 2009, 2010 and 2011:

	2009	2010	2011
	RMB	RMB	RMB
Balance at January 1,	5,293	31,416	34,001
Allowance for doubtful debts	26,385	2,585	—
Recovery of accounts previously allowed	—	—	(6,841)
Write offs	(262)	—	(22,782)

Balance at December 31,	31,416	34,001	4,378

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES-continued

Real estate property under development - The Company capitalizes the planning, entitlement, construction, development and interest costs associated with its various real estate projects. Costs that are not capitalized are expensed as incurred. A real estate development project is substantially complete upon the cessation of construction and development activities.

In 2011, the Company capitalized RMB305,469 of costs related to its real estate projects and expensed RMB230 of costs.

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

Amortization is calculated on a straight-line basis over the expected useful life of the assets of five years, except for the land use right which is amortized over fifty years. Amortization expenses for the years ended December 31, 2009, 2010 and 2011 were RMB5,560, RMB4,043 and RMB3,503, respectively.

Impairment of long-lived assets - The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company adjusts the carrying value of the asset based on the fair value and recognizes an impairment loss. Fair value is estimated using expected discounted future cash flows. No impairment charge was recorded for the years ended December 31, 2009, 2010, 2011.

Investments under cost method - For investment in an investee over which the Company does not have significant influence, the Company carries the investment at cost adjusted for other-than-temporary declines in fair value, and recognizes income when receiving dividends from distributions of the investee’s earnings. The Company reviews its investments under cost method for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. An impairment loss is recognized in earnings equal to the difference between the investment cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. No impairment charge was recorded for the years ended December 31, 2009 and 2010. Impairment loss recognized in the year ended December 31, 2011 was RMB3,373.

Investments under equity method - Investments in unconsolidated companies, limited partnerships and trusts in which the Company has significant influence but less than a controlling interest, or is not the primary beneficiary, are accounted for under the equity method of accounting and, accordingly, are adjusted for capital contributions, distributions and the Company’s equity in net earnings or loss of the entity.

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES-continued

Deferred subsidies - The receipt of government grants relating to software and system development projects are initially recorded as deferred subsidies. Upon the completion of the projects, the government grants are recognized as either other income or as an offset to research and development expenses.

In 2011, Dalian Changzheng received a grant of RMB240,240 from the government of China.

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

The Company recognizes the impact of an uncertain income tax position on the income tax return at the largest amount that is more likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. The Company recognizes interest and penalties related to uncertain tax benefits as a component of income tax expense. The Company’s tax years from 2003 to 2011 are subject to examination by the tax authorities.

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

Revenues from food sales are generally recognized upon delivery and through September 2010, revenues from catering services were generally recognized when the catering services were provided.

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES-continued

With the exception of rebates of value added tax on sales of software and related maintenance services (“VAT rebate”) received from the Chinese tax authorities as part of the PRC government’s policy of encouraging software development in the PRC, the Company reports revenue net of business tax. The VAT rebate was RMB853, RMB482 and RMB573 during 2009, 2010 and 2011, respectively. Pursuant to certain PRC rules relating to value-added tax, Beijing Ninetowns Ports is entitled to a rebate of value-added tax paid, at a rate of 14% of the sales value for self-developed software products, excluding revenues from maintenance services and upgrade rights that are sold separately.

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

Advertising costs - Advertising costs are expensed in the period incurred. The Company incurred advertising costs totaling RMB1,580, RMB1,886 and RMB2,475 during the years ended December 31, 2009, 2010 and 2011, respectively.

Foreign currency translation - The functional currency of the Company’s subsidiaries and VIE established in the PRC is the RMB. The functional currency of Ninetowns and its subsidiaries established in countries other than the PRC is the US dollar. Transactions denominated in other currencies are recorded in the applicable functional currencies at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into the applicable functional currencies at rates of exchange in effect at the balance sheet dates. Non-monetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Exchange gains and losses are recorded in the consolidated statements of operations.

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

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES-continued

Level 2 Inputs

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 Inputs

Level 3 inputs are unobservable inputs that are used to measure fair value to the extent that observable inputs are not available for the asset or liability.

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

Reclassifications - Certain reclassification adjustments have been made to conform the Company’s historical reported balances to the current period presentation. The adjustments were primarily to reclassify dividends received from gain on investments under cost method to other income.

Recently issued accounting pronouncements - In May 2011, the FASB issued guidance on fair value measurement and disclosure requirements under U.S. GAAP and International Financial Reporting Standards (“IFRS”). The amendments in this update result in common fair value measurement and disclosure requirements under both U.S. GAAP and IFRS. Consequently, the amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments in this update may change the application of the requirements of fair value measurement. This guidance will become effective for interim and annual periods beginning after December 15, 2011. The Company is still evaluating the impact that adoption of this guidance will have on its financial statements.

In June 2011, the FASB issued ASU 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income,” which improves the comparability, consistency and transparency of financial reporting and increases the prominence of items reported in other comprehensive income. This ASU is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2011 although early adoption is permitted. In December 2011, the FASB issued ASU 2011-12 “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05,” which defers certain aspects of ASU 2011-05 related to the presentation of reclassification adjustments. The adoption of the revised guidance on January 1, 2012 is not expected to have a material impact on the Company’s consolidated financial statements.

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

3.	DISCONTINUED OPERATIONS-continued

In August 2010, the Company terminated its contractual relationships with Baichuan Tongda, its former VIE, and in connection therewith, received cash of approximately RMB1,500 (US$227).

Summarized 2009 and 2010 operating results from discontinued operations included in the Company’s consolidated statements of operations are as follows:

	Years Ended December 31,
	2009	2010
	RMB	RMB

Net revenues	14,995	19,271

(Loss) income before income taxes	(8,401)	1,410
Loss from disposal of the discontinued component	—	(1,808)
Income tax benefit	—	—

Loss from discontinued operations, net of tax	(8,401)	(398)
Non-controlling interest in discontinued operations	89	—

Loss from discontinued operations	(8,312)	(398)

Loss per share from discontinued operations - basic	(0.24)	(0.01)

Loss per share from discontinued operations - diluted	(0.24)	(0.01)

4.	SHORT-TERM INVESTMENTS

Short-term investments include trading securities and available-for-sale securities. Trading securities consist of investments in marketable equity securities with the intention of selling them in the short term. Available-for-sale securities consist principally of equity securities and balanced funds without a contractual expiration date issued by major financial institutions.

Term deposits consist of deposits placed with financial institutions with remaining maturities of greater than three months but less than one year. As of December 31, 2010 and 2011, term deposits are RMB8,154 and RMB5,088.

The following table provides additional information concerning the Company’s trading securities and available-for-sale securities:

Trading securities:

	December 31, 2010 (RMB)				December 31, 2011 (RMB)
	Cost	Gross realized gains	Gross realized losses	Fair value	Cost	Gross realized gains	Gross realized losses	Fair value
Trading securities	523	—	—	523	1,880	—	(1,172)	708

Total	523	—	—	523	1,880	—	(1,172)	708

4.	SHORT-TERM INVESTMENTS-continued

Available-for-sale securities:

	December 31, 2010 (RMB)					December 31, 2011 (RMB)
	Cost	Gross unrealized gains	Gross unrealized losses	Other-than- temporary impairment	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Other-than- temporary impairment	Fair value
Equity securities	182,383	6,372	(134)	—	188,621	221,953	13,329	(9,795)	—	225,487
Mutual funds	44,069	—	(1,351)	—	42,718	27,178	—	(7,575)	—	19,603

Total	226,452	6,372	(1,485)	—	231,339	249,131	13,329	(17,370)	—	245,090

Information pertaining to securities with gross unrealized losses at December 31, 2011 and 2010 aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	(11,140)	(11,140)	(11,140)	(11,140)
	Less than twelve months		Twelve months or more
December 31, 2011	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Equity securities	49,009	(8,146)	1,324	(1,649)
Mutual funds	9,486	(2,994)	10,117	(4,581)

Total	58,495	(11,140)	11,441	(6,230)

	(11,140)	(11,140)	(11,140)	(11,140)
	Less than twelve months		Twelve months or more
December 31, 2010	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Equity securities	23,920	(134)	—	—
Mutual funds	14,313	(747)	28,405	(604)

Total	38,233	(881)	28,405	(604)

The Company’s assessment that it has the ability to continue to hold impaired investment securities along with its evaluation of their future performance provide the basis for it to conclude that its impaired securities are not other-than-temporarily impaired. In assessing whether it is more likely than not that the Company will be required to sell any impaired security before its anticipated recovery, which may be at their maturity, it considers the significance of each investment, the amount of impairment, as well as the Company’s liquidity position and the impact on the Company’s capital position. As a result of its analyses, the Company determined at December 31, 2011 and 2010, that the unrealized losses on its securities portfolio on which impairments had not been recognized are temporary.

4.	SHORT-TERM INVESTMENTS-continued

Proceeds, gross realized gains and gross realized losses on securities classified as available-for-sale for the years ended December 31, 2009, 2010 and 2011 are as follows:

	Years Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Proceeds	177,179	173,693	302,171
Gross realized gains	27,823	1,866	302
Gross realized losses	(13,362)	(3,522)	(263)

The summary of trading and available-for-sale securities measured and recorded at fair value on a recurring basis as of December 31, 2011 is as follows:

		Fair Value Measurements at Reporting Date Using
Description	December 31, 2011 (RMB)	Quoted Prices in Active Markets for Identical Assets (Level 1) (RMB)	Significant Other Observable Inputs (Level 2) (RMB)	Significant Unobservable Inputs (Level 3) (RMB)
Available-for-sale securities	245,090	245,090	—	—
Trading securities	708	708	—	—

Total	245,798	245,798	—	—

5.	INVENTORIES

Inventories consisted of the following:

	December 31,
	2010	2011
	RMB	RMB

Computer accessories	1,411	1,475
Food products and related consumables	750	1,671

	2,161	3,146

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	December 31,
	2010	2011
	RMB	RMB

Advances to employees	785	1,526
Prepaid expenses	1,333	2,118
Deposits for office rental, utilities	1,011	998
Interest receivable for term deposits	30	81
Value added tax recoverable	164	699
Other receivables	4,180	3,139

	7,503	8,561

7.	REAL ESTATE PROPERTY UNDER DEVELOPMENT

Real estate under development assets of RMB305,469 is comprised of land costs of RMB291,956 and land development costs of RMB13,513 at December 31, 2011.

On February 24, 2011, Dalian Changzheng was incorporated in the PRC. Beijing Nientowns Ports owns 70% of Dalian Changzheng, and its total capital contribution is RMB117 million, of which RMB35 million was paid as of December 31, 2011. An additional contribution of RMB82.67 million is expected to be paid on May 26, 2013.

Dalian Changzheng acquired the land use rights for two tracts of undeveloped land permitted for commercial and residential use and located in Dalian High and New Technology Industry Park in Dalian, Liaoning Province, China on April 29, 2011. The two tracts of land were purchased for a total consideration, including acquisition costs, of approximately RMB292 million (US$46 million). The commercial land use rights and the residential land use rights will expire in 40 years and 70 years, respectively.

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	December 31,
	2010	2011
	RMB	RMB

Buildings	196,409	198,450
Leasehold improvements	6,926	7,930
Furniture, fixtures and office equipment	4,278	5,405
Computer equipment	30,227	29,106
Motor vehicles	7,586	8,318
Agricultural equipment	3,678	5,195

Total	249,104	254,404
Less: accumulated depreciation and amortization	(60,623)	(75,139)

Property and equipment, net	188,481	179,265

Depreciation and amortization expenses for the years ended December 31, 2009, 2010 and 2011 were RMB16,916, RMB17,316, and RMB16,541, respectively.

9.	INVESTMENTS UNDER COST METHOD

	December 31,
	2010	2011
	RMB	RMB

Global Market	10,981	10,463
Tophere	4,500	1,127

	15,481	11,590

At December 31, 2010 and 2011, the Company owned 16,049,075 shares, or 3.55%, of Global Market Group Limited (“Global Market”) Series A preferred shares.

Because the Company cannot exercise significant influence over Global Market, the investment is accounted for under the cost method.

In June 2010, the Company sold 24,714,225 Series A preferred shares for cash consideration of RMB26,448 (US$3,875). The Company recognized a gain of RMB9,186 (US$1,392) on the disposal of the Series A preferred shares in 2010.

In June 2010, Global Market declared a cash payment of special dividends to the holders of its ordinary shares, Series A preferred shares and Series B preferred shares. The Company received dividends of RMB6,164 (US$934), which is included in other income in the consolidated statement of operations.

In November 2011, The Company received dividends of RMB920 (US$146), which is included in other income in the consolidated statement of operations.

In November 2007, the Company entered into an agreement with Hangzhou Tophere Info-Tech Inc. (“Tophere”), a Chinese B2B food and beverage trade facilitator headquartered in Hangzhou, to acquire its 19.8% equity interest for a cash consideration of RMB4,500. Because the Company cannot exercise significant influence over Tophere, the investment is accounted for under the cost method.

In 2011, an impairment loss of RMB3,373 was recognized due to losses reported by Tophere.

On January 1, 2010, the Company also had a cost investment in GCL Silicon Technology Holdings Inc. (“GCL”) of RMB7,074 (US$1,036).In May 2010, the Company sold part of the investment, and received RMB7,626 (US$1,117). In September 2010, the Company sold the rest of the investment, and received RMB2,306 (US$349). The Company recorded a gain of approximately RMB2,967 (US$450) on the disposal.

10.	INVESTMENTS UNDER EQUITY METHOD

The Investment Trust Plan and Huainan Ninetowns:

In April 2011, the Company acquired the land use rights for a plot of undeveloped land permitted for mixed-use and located in Huainan, Anhui province of China. The purchase price was approximately RMB258 million (US$39 million) in total of which RMB140 million was paid during the year ended December 31, 2011. The Company intends to develop a mixed-use real estate project tentatively named “Smarter Town” on the land, and also intends to (i) design, develop, construct, market and sell certain retail and residential units, (ii) design and construct an “Internet of Things” exhibition park, and (iii) design and construct a community hospital on such land. The mixed-use land use rights will expire in 40 years and 70 years.

10.	INVESTMENTS UNDER EQUITY METHOD-continued

In June 2011, the Company, through its subsidiaries, entered into a series of agreements with respect to certain financing arrangements for the “Smarter Town” project to be developed by Huainan Huacheng Estate Co. Ltd. (“Huainan Huacheng”), the project company. Pursuant to such agreements, Zhongcheng Trust Co., Ltd. (“Zhongcheng”) organized and offered the “2011 Zhongcheng Trust Huainan Ninetowns Investment Trust Plan” (“the Investment Trust Plan”). Pursuant to the terms of the Investment Trust Plan, Zhongcheng issued (i) 150,000,000 preferred trust units for RMB150 million to certain investors and (ii) 160,000,000 ordinary trust units to Beijing Ninetowns Ports, a wholly-owned indirect subsidiary of the Company, in exchange for the assignment by Beijing Ninetowns Ports of certain creditor’s rights for RMB160 million in Huainan Huacheng. To inject the funds raised under the Investment Trust Plan to Huainan Huacheng, Zhongcheng and Beijing Ninetowns Ports entered into a capital increase agreement pursuant to which Zhongcheng made a capital investment of RMB150 million to Huainan Ninetowns Suitable Estate Co., Ltd. (“Huainan Ninetowns”), a wholly-owned subsidiary of Beijing Ninetowns Ports and the sole shareholder of Huainan Huacheng. As a result of the capital investment, Zhongcheng and Beijing Ninetowns Ports owned 90% and 10% equity interest, respectively, of Huainan Ninetowns at December 31, 2011. The funds injected to Huainan Ninetowns were injected to Huainan Huacheng through a capital increase by Huainan Ninetowns in December 2011.

In February 2012, Beijing Ninetowns Ports proposed to terminate the Investment Trust Plan due to the delay in the development schedule of the “Smarter Town” project. The termination of the Investment Trust Plan was approved at a meeting of the investors who subscribed for the preferred trust units of the Investment Trust Plan and Beijing Ninetowns Ports. As a result of the termination, Zhongcheng transferred the 90% equity interest it held in Huainan Ninetowns to Beijing Ninetowns Ports for no consideration. In addition, Huainan Huacheng repaid the debt of RMB160 million plus interest of approximately RMB13 million to Zhongcheng. The Company intends to continue the development of the “Smarter Town” project and may seek other alternative financing options in the future.

Although the Company through Beijing Ninetowns Ports owned 51.6% of the Investment Trust Plan at December 31, 2011, the non-controlling interest retained veto rights and accordingly the Investment Trust Plan was not consolidated and was instead accounted for using the equity method of accounting. Interest expense related to the Investment Trust Plan during the year ended December 31, 2011 was RMB11 million.

Shouchuang Caifu Ninetowns and Shouchuang Caifu Gengyin:

On October 21, 2011, Beijing Ronghe Zhihui entered into a partnership agreement with Shouchuang Huaxia (Tianjin) Equity Investment Fund Management Co., Ltd. (“Shouchuang Huaxia”) and Shouchuang Caifu Gengyin (Tianjin) Equity Investment Fund Limited Partnership (“Shouchuang Caifu Gengyin”). Pursuant to the partnership agreement, Beijing Ronghe Zhihui and Shouchuang Caifu Gengyin, as the limited partners, and Shouchuang Huaxia, as the general partner, established Shouchuang Caifu Ninetowns (Tianjin) Equity Investment Fund Limited Partnership (“Shouchuang Caifu Ninetowns”), as a limited partnership based in Tianjin, China.

Shouchuang Caifu Ninetowns’s initial capital is expected to be RMB110 million. Through December 31, 2011, Shouchuang Caifu Gengyin and Shouchuang Huaxia each contributed RMB10 million and Beijing Ronghe Zhihui, who is expected to contribute a total of RMB90 million, contributed RMB53 million. The remaining balance of Beijing Ronghe Zhihui’s capital contribution of RMB37 million, which is at Beijing Ronghe Zhihui’s option, is expected to be contributed by October 31, 2013.

As of December 31, 2011, Ninetowns Suitable Estate had contributed RMB5.94 million of a total commitment of RMB29.7 million for a 29.7% interest in Shouchuang Caifu Gengyin.

As of December 31, 2011, the Company had a 72.60% direct interest in Shouchuang Caifu Ninetowns and a 4.07% indirect interest in Shouchuang Caifu Ninetowns. As a limited partner, the Company is using the equity method of accounting to account for its investment in Shouchuang Caifu Ninetowns.

On December 21, 2011, Shouchuang Caifu Ninetowns acquired 99% of the equity interests of Binzhou Ruichen Real Estate Development Co., Ltd. (“Binzhou Ruichen”), a limited liability company established in Binzhou, Shandong Province, China. As of December 31, 2011, Binzhou Ruichen owns the land use rights for a plot of undeveloped land permitted for residential use and located in Binzhou. The residential land use rights will expire in 70 years.

10.	INVESTMENTS UNDER EQUITY METHOD-continued

The Company’s investments in and equity in the earnings of its equity method investees is as follows for the year ended December 31, 2011:

	The Investment Trust Plan	Huainan Ninetowns	Shouchuang Caifu Ninetowns	Shouchuang Caifu Gengyin	Total
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Investment balance at January 1, 2011	—	—	—	—	—
Investment contributions	160,000	10,000	53,000	5,940	228,940
Equity earnings	1,475	164	—	—	1,639

Investment balance at December 31, 2011	161,475	10,164	53,000	5,940	230,579

At December 31, 2011, there are no significant differences between the carrying amounts of the Company’s equity investments and the underlying equity in the investees’ net assets.

11.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consisted of the following:

	December 31,
	2010	2011
	RMB	RMB

Customer lists and relationships	6,131	6,131
Completed technology	5,251	5,251
Purchased software for internal use	17,200	17,200
Land use right	30,156	31,251

Total	58,738	59,833
Less: Accumulated amortization	(27,072)	(30,575)

Acquired intangible assets, net	31,666	29,258

In October 2008, the Company acquired a land use right from Yizhuang Substation of the PRC Country Resources Bureau for RMB30,156. The land use right has a contractual useful life of 50 years.

In January 2012, the Company changed the construction planning of Yizhuang to development of mixed-use real estate projects and reclassified the land use right to real estate property under development.

Amortization expenses for the years ended December 31, 2009, 2010, and 2011 were RMB5,560, RMB4,043, and RMB3,503, respectively.

11.	ACQUIRED INTANGIBLE ASSETS, NET-continued

The following table represents the total estimated amortization of intangible assets for the next five years:

For the Year Ending December 31	Estimated Amortization Expense
RMB
2012	703
2013	703
2014	703
2015	703
2016	703

3,515

12.	OPTION LIABILITIES

The Company writes call and put options through listed exchanges. When the Company writes an option, an amount equal to the premium received by the Company is recorded as a liability and is subsequently adjusted to the current fair value of the option written. Premiums received from writing options that expired are treated by the Company on the expiration date as realized gains from investments. If a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether the Company has realized a gain or loss. If a put option is exercised, the premium is deducted from the total purchase price in determining the cost of the underlying security. The Company, as the option writer of an option, bears the market risk of an unfavorable change in the price of the security underlying the written options. At December 31, 2011, option liabilities included liabilities for call options of RMB4,913 and put options of RMB3,019.

13.	ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following:

	December 31,
	2010	2011
	RMB	RMB
Accounts payable and other payables	6,629	8,514
Salary and wages	4,064	7,896
Accrued expenses	1,859	32

	12,552	16,442

14.	INCOME TAXES

Ninetowns is a tax exempted company incorporated in the Cayman Islands. No provision for Hong Kong Profits Tax has been made as the subsidiaries incorporated in Hong Kong had no assessable profits earned or derived from Hong Kong during the years ended December 31, 2009, 2010 and 2011. The subsidiaries incorporated in the PRC (other than Hong Kong) are governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “Income Tax Laws”).

14.	INCOME TAXES-continued

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

Under the New Income Tax Law, if the PRC subsidiaries and VIE wish to qualify for a preferential rate for years commencing on or after January 1, 2008, they will need to qualify as a “High and New Technology Enterprise Strongly Supported by the State” . Until the PRC subsidiaries and VIE receive official approval for this new status, they will be subject to the statutory 25% tax rate. Furthermore, under the New Income Tax Law a “resident enterprise”, which includes an enterprise established outside of the PRC with management located in the PRC, will be subject to PRC income tax. If the PRC tax authorities determine that the Company and its subsidiaries registered outside the PRC should be deemed a resident enterprise under the new tax law, the Company and its subsidiaries registered outside the PRC will be subject to PRC income tax at a rate of 25%.

In 2009, 2010 and 2011, Beijing New Take, Beijing Ninetowns Times, Ninetowns Suitable Estate, Ronghe Tongshang, Beijing Software, Beijing Sky and Dongguan Software were subject to an enterprise income tax rate of 25%. Beijing Ronghe Zhihui and Beijing Ronghe Dianzi were subject to an enterprise income tax rate of 25% in 2011.

Beijing Ninetowns Ports was awarded the certificate of “New and High Technology Enterprise” and was taxed at an income tax rate of 15% for the years ended December 31, 2009, 2010 and 2011.

Guangdong Ninetowns was awarded the certificate of “New and High Technology Enterprise” and was taxed at an income tax rate of 15% for the years ended December 31, 2009, 2010 and 2011.

Dalian Changzheng was qualified as a software company in 2011 and was granted preferential EIT rates based on such status. Dalian Changzheng is subject to 0% EIT for 2011 and 2012 and 12.5% EIT for 2013, 2014 and 2015.

Huaixiang Modern Agriculture is subject to a 25.0% EIT each year based on a deemed income equal to 4% of its annual total income of year 2011 as determined by the tax authority.

During the years ended December 31, 2009, 2010 and 2011, if the Company’s subsidiaries in the PRC had not been awarded tax holidays or had special tax concessions, they would have recorded an additional provision for income taxes totaling RMB501, RMB838 and RMB374, respectively. Basic net income per share would have been changed to RMB0.02, RMB0.32 and RMB0.08, and diluted net income per share would have been changed to RMB0.02, RMB0.32 and RMB0.08 for the years ended December 31, 2009, 2010, and 2011, respectively.

14.	INCOME TAXES-continued

Income tax expense consisted of the following:

	Years Ended December 31
	2009	2010	2011
	RMB	RMB	RMB
Current tax	6,070	1,036	855
Deferred tax	(1,970)	(158)	193

	4,100	878	1,048

As of December 31, 2010 and 2011, significant temporary differences between the tax basis and financial statement basis of accounting for assets and liabilities that gave rise to deferred taxes were principally related to the following:

	December 31
	2010	2011
	RMB	RMB
Current deferred tax assets
Short-term deferred revenue (B2G)	1,879	311
Less: valuation allowances	(1,085)	—

Current deferred tax assets	794	311

Non-current deferred tax assets
Net operating loss carry forwards	8,767	9,413
Less: valuation allowances	(8,767)	(9,413)

Non-current deferred tax assets	—	—

Non-current deferred tax liabilities
Accelerated depreciation of property and equipment	(342)	(51)

Non-current deferred tax liabilities	(342)	(51)

The Company has operating loss carry forwards totaling RMB44,963 as of December 31, 2011, all of which were from PRC subsidiaries and will expire on December 31, 2016.

As of December 31, 2010 and 2011, a valuation allowance was provided against deferred tax assets arising from net operating loss carry-forwards, and short-term deferred revenue of certain PRC subsidiaries and the VIE due to the uncertainty of realization. Adjustment will be made to the valuation allowance if events occur in the future that indicate changes in the amount of deferred tax assets that may be realized.

The Company operates through multiple subsidiaries and a VIE and the valuation allowances are considered separately for each subsidiary and the VIE. The Company does not file consolidated tax returns, therefore, losses and deferred taxes from one subsidiary or the VIE may not be used to offset another subsidiary’s or the VIE’s earnings or deferred taxes.

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

Aggregate undistributed earnings of the Company’s subsidiaries and its VIE located in the PRC that are available for distribution to the Company of approximately RMB552,883 and RMB553,727 at December 31, 2010 and 2011 are considered to be indefinitely reinvested, and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. The Chinese tax authorities have clarified that distributions made out of pre-January 1, 2008 retained earnings will not be subject to the withholding tax.

14.	INCOME TAXES-continued

A reconciliation between income tax expense (benefit) computed by applying the PRC statutory income tax rate of 25% to income (loss) before income taxes and the actual provision for income taxes is as follows:

	Years Ended December 31,
	2009	2010	2011

PRC statutory income tax	25.0%	25.0%	25.0%
Expenses not deductible for tax purposes	20.2%	18.1%	5.6%
Provision for withholding tax on inter-company distributions	34.7%	—	—
Permanent differences	(30.1%)	(32.1%)	(8.4%)
Tax exemption and tax relief granted to PRC subsidiaries	(5.7%)	(1.0%)	(8.0%)
Effect on deferred taxes due to changes in tax rates under the new law for certain subsidiaries	(14.3%)	(3.5%)	8.8%

	29.8%	6.5%	23.0%

A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

RMB
Balance at January 1, 2010	5,141
Additions based on tax positions related to the current year	246
Reversal based on tax positions related to the current year	—

Balance at December 31, 2010	5,387
Additions based on tax position related to the current year	208
Reversal based on tax positions related to the current year	—

Balance at December 31, 2011	5,595

The Company does not anticipate any significant change within 12 months of this reporting date to its uncertain tax positions that relate primarily to 2009 inter-company distributions. Interest and penalties recognized in the statement of operations and current liabilities were not significant in 2009, 2010 and 2011.

15.	DEFERRED SUBSIDIES

During the year ended December 31, 2011, Dalian Changzheng received a grant of RMB240,240 from the government of China. This grant was initially deferred when received and will used for research and development related to certain software and system development projects which were approved by the government. Upon the completion of the projects, the government grant will be recognized as either other income or as an offset to relevant research and development expenses.

There are no contingencies related to the grant.

16.	OTHER TAXES PAYABLE

	December 31,
	2010	2011
	RMB	RMB
Individual income tax withholding	127	109
Business tax payable	1,540	2,011
Value added taxes payable (recoverable), net	(708)	(602)
Property tax	25	19

	984	1,537

The Company’s subsidiaries in the PRC (other than Hong Kong) are subject to a 17% value added tax on revenues from the sales of hardware to customers and, in addition, are subject to business taxes and value added taxes at the rates of 5% and 3%, on service revenues from software development and sales of software, respectively. Value added taxes payable for hardware sales is reported net of value added taxes paid for inventory purchases. VAT on food sales and services is applicable at various rates, from 0% for self-grown products sales, to 13% and 17% for other goods and products. The Company is also required to withhold PRC individual income taxes on employees’ payroll for remittance to the tax authorities. In addition, in October 2008, the Company purchased a land use right resulting in a property tax liability thereon.

17.	NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted income per share for the periods indicated:

	Years Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB

Numerator used in basic income per share:
Income from continuing operations before non-controlling interest	9,644	12,723	3,510
Loss from discontinued operations attributable to the Company	(8,401)	(398)	—
Net loss attributable to the non-controlling interest	89	—	15

Net income attributable to the Company	1,332	12,325	3,525

Shares (denominator):
Weighted average ordinary shares outstanding	35,100,194	35,800,428	37,443,657
Plus: incremental shares from vesting of		1,491,106	3,021,792
restricted shares	—	—

Weighted average ordinary shares outstanding used in computing diluted income per ordinary share	35,100,194	37,291,534	40,465,449

Income from continuing operations per share - basic	0.28	0.35	0.09

Income from continuing operations per share - diluted	0.28	0.34	0.09

Loss from discontinued operations per share - basic	(0.24)	(0.01)	—

Loss from discontinued operations per share - diluted	(0.24)	(0.01)	—

Net income attributable to the Company per share - basic	0.04	0.34	0.09

Net income attributable to the Company per share - diluted	0.04	0.33	0.09

American Depository Receipts held by the Company to facilitate cashless exercises of vested employee stock options and non-vested shares for 673,278 and 1,253,673 ordinary shares have been excluded from shares issued and outstanding as of December 31, 2009 and 2011. There were no such shares excluded as of December 31, 2010.

The Company had 3,320,311, 5,595,664 and 4,396,023 ordinary share equivalents outstanding, that could potentially dilute basic income per share in the future, which were excluded in the computation of diluted income per share in 2009, 2010 and 2011, respectively, as their effect would have been anti-dilutive.

18.	RELATED PARTY TRANSACTIONS AND BALANCES

As of December 31, 2011, the amount due from related parties of RMB1,248, represents advances from Beijing Ninetowns Ports to Huainan Huacheng. These advances are non-interest bearing and due on demand.

19.	SHARE OPTION PLANS

The 2003 Plan

The Company’s 2003 Plan (the “2003 Plan”) allows the Company to issue options to employees and directors to acquire 2,574,400 of the Company’s ordinary shares. The 2003 Plan will remain in effect for ten years starting from the date of adoption.

As of December 31, 2010 and 2011, options to purchase 1,229,010 and 1,093,779 ordinary shares were outstanding, respectively, under the 2003 Plan. As of December 31, 2010 and 2011, there were 493,698 and 628,929 options, respectively, available under the 2003 Plan for future grants.

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

As of December 31, 2010 and 2011, options to purchase 2,895,462 and 2,605,506 ordinary shares were outstanding, respectively.

The fair value of the option awards was estimated on the respective dates of grant using a dividend adjusted Black - Scholes pricing model that uses the assumptions noted in the following table:

Options grants	2009 Grant	2010 Grant

Weighted average risk-free rate of return	2.90%	3.15%

Weighted average expected option life	6.25 years	6.25 years
Weighted average volatility rate	61%	63%
Weighted average dividend yield	0%	0%

The risk-free rate of interest is based on the market yield of China Sovereign Bond Denominated in USD with maturity nearest to the expected term as of the valuation date. No dividend is expected to be paid in the future. The expected life of the option is derived using the mid-point method, which is calculated as the period between the grant date and the expected exercise date.

19.	SHARE OPTION PLANS-continued

On July 16, 2009, Ninetowns granted 58,698 nonvested shares to certain employees, 25% of which vested on the grant date and the remaining will vest over three years at 25% per year from the grant date.

On February 10, 2010, Ninetowns granted 585,771 nonvested shares to certain employees. that will vest over one year at 25% per three month period from the grant date.

As of December 31, 2010 and 2011, 340,302 and 92,304 nonvested shares were outstanding.

As of December 31, 2010 and 2011, 402,361 and 698,441 share-based instruments were available under the 2004 Plan, as amended, for future grants.

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

On February 10, 2010, Ninetowns granted 2,213,824 nonvested shares to certain employees. 1,443,912 nonvested shares vest over one year at 25% per three month period from the grant date, and 769,912 nonvested shares vest over four years at 25% per year from the grant date.

As of December 31, 2010 and 2011, 1,130,890 and 577,434 nonvested shares were outstanding.

A summary of the share options and nonvested shares activities is as follows:

	Years Ended December 31,
	2009		2010		2011
Share options	Number of options	Weighted Average Exercise price	Number of options	Weighted Average Exercise price	Number of options	Weighted Average Exercise price
		RMB		RMB		RMB
Outstanding at beginning of year	2,113,149	36	3,320,311	25	4,124,472	22
Granted	1,369,800	22	976,500	11	—	—
Exercised	—	—	—	—	—	—
Cancelled	(162,638)	34	(172,339)	18	(425,187)	28

Outstanding at end of year	3,320,311	25	4,124,472	22	3,699,285	22

Exercisable at end of year	1,790,239	37	2,125,918	33	2,439,744	27

19.	SHARE OPTION PLANS-continued

Nonvested Option	Number of option	Weighted-average exercise price

Nonvested at January 1, 2011	1,998,554	11
Granted	—	—
Vested	(589,754)	11
Cancelled	(149,259)	12

Nonvested at December 31, 2011	1,259,541	11

Nonvested Shares	Shares	Weighted-average grant-date fair value
		RMB
Nonvested at January 1, 2011	1,471,192	12
Granted	—	—
Vested	(795,329)	12
Forfeited	(6,125)	21

Nonvested at December 31, 2011	669,738	12

The total intrinsic value of options exercised during each of the years ended December 31, 2009, 2010, and 2011 was RMB nil. As of December 31, 2011, the aggregate intrinsic value of both options outstanding and options exercisable was RMB nil.

The outstanding options as of December 31, 2011 have the following characteristics:

Options outstanding			Options exercisable
Number outstanding	Weighted average remaining contractual life	Fair value per share at grant date	Weighted average exercise price	Number exercisable	Weighted average exercise price
			(RMB)		(RMB)

1,093,779	1.875	RMB0.297 (HK$0.286)	26	1,093,779	26
372,967	3.167	RMB40.42 (US$4.896)	71	372,967	71
172,939	6.099	RMB11.63 (US$1.619)	22	130,773	22
1,327,800	7.496	RMB6.49 (US$0.947)	10	658,900	10
731,800	9.083	RMB6.72 (US$0.991)	11	183,325	11

3,699,285	6		22	2,439,744	27

As of December 31, 2011, the unrecognized share-based compensation cost related to options was approximately RMB2,164 and is expected to be recognized over a weighted average vesting period of 1.8 years. As of December 31, 2011, the unrecognized share-based compensation cost related to nonvested share-based compensation arrangements was approximately RMB1,926 and is expected to be recognized over a weighted-average vesting period of 2.0 years.

19.	SHARE OPTION PLANS-continued

The amounts of share-based compensation attributable to cost of revenues, sales and marketing, general and administrative expenses, and research and development included in those line items in the consolidated statements of operations are as follows:

	Years Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Cost of revenues	51	8	21
Sales and marketing	787	607	347
General and administrative	3,297	26,741	4,127
Research and development	332	4,354	2,632

Total share-based compensation expense	4,467	31,710	7,127

At December 31, 2011, 1,253,673 of the Company’s ordinary shares were reserved for future share option exercises.

20.	COMMITMENTS

The Company has operating lease agreements principally for its office properties in the PRC. The leases have remaining terms ranging from 12 to 24 months and are renewable subject to negotiation. Rental expense was RMB7,056, RMB3,867 and RMB3,243, for the years ended December 31, 2009, 2010 and 2011, respectively.

Future minimum lease payments under non-cancellable operating lease agreements at December 31, 2011 are as follows:

Years ending December 31,	RMB

2012	2,395
2013	376

Total	2,771

The Company has entered into franchise agreements to undertake marketing, distribution and service activities. Under these agreements, the Company is obligated to provide advertising, training and telephone support associated with its software licenses and products. Other than as disclosed herein, the Company did not have any significant outstanding obligations or commitments at December 31, 2011.

21.	SEGMENT INFORMATION

The Company has four operating segments: enterprise software and related maintenance services segment, software development services segment, food related business and real estate development. The enterprise software and related maintenance services segment is engaged in the development, distribution and sale of software products, the provision of customer maintenance services to end users, and the research and development of new enterprise software. The software development services segment is responsible for the development and integration of software in accordance with the customers’ specifications and requirements. The food related business consists of food sales and services and targets Chinese consumers. The real estate development segment includes real estate development operations, which through December 31, 2011 has not generated any revenues.

21.	SEGMENT INFORMATION-continued

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

The following is a summary of financial information relating to the Company’s three revenue generating segments expressed under PRC GAAP:

	00000000	00000000	00000000	00000000
	Year Ended December 31, 2009
	Enterprise software and related customer maintenance services	Software development services	Food related business	Total
	RMB	RMB	RMB	RMB

Net revenues	47,954	17,363	3,889	69,206

Gross profit	48,005	5,811	(2,419)	51,397

	00000000	00000000	00000000	00000000
	Year Ended December 31, 2010
	Enterprise software and related customer maintenance services	Software development services	Food related business	Total
	RMB	RMB	RMB	RMB

Net revenues	45,448	24,546	5,448	75,442

Gross profit (loss)	45,448	13,673	(1,462)	57,659

	00000000	00000000	00000000	00000000
	Year Ended December 31, 2011
	Enterprise software and related customer maintenance services	Software development services	Food related business	Total
	RMB	RMB	RMB	RMB

Net revenues	56,677	5,963	8,239	70,879

Gross profit (loss)	56,677	3,703	(213)	60,167

The Company does not allocate operating expenses to individual segments when making decisions about allocating resources to the segments and assessing their performance.

21.	SEGMENT INFORMATION-continued

The following is a reconciliation of the amounts presented for the Company’s three revenue generating segments under PRC GAAP to the consolidated totals reported under US GAAP:

	Years Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB

Net revenues under PRC GAAP	69,206	75,442	70,879
U.S. GAAP adjustments:
Differences in the timing of revenue recognition	9,580	2,983	3,764
PRC value added tax refund	853	482	573

Total net revenues under US GAAP	79,639	78,907	75,216

Gross profit under PRC GAAP	51,397	57,659	60,167
U.S. GAAP adjustments:
Differences in the timing of revenue recognition	9,580	2,983	3,764
PRC value added tax refund	853	1,219	573
Share-based compensation expenses	(51)	(8)	(21)

Gross profit under US GAAP	61,779	61,853	64,483

Operating expenses	(119,378)	(124,474)	(106,048)

Loss from operations	(57,599)	(62,621)	(41,565)
Interest income	4,274	3,686	1,922
Gain on sales of short-term investments	35,474	65,146	32,689
Change in fair value of marketable options	27,684	(18,211)	7,252
Gain (loss) on investments under cost method	—	12,153	(3,373)
Income from equity method investments	—	—	1,639
Other income	3,911	13,448	5,994

Income before income tax expense	13,744	13,601	4,558

The Company does not allocate assets to individual segments when making decisions about allocating resources to the segments and assessing their performance.

22.	CONCENTRATIONS AND RISKS

Customers Concentrations

Details of customers accounting for 10% or more of net revenues are as follows:

	Years Ended December 31,
Customer	2009	2010	2011

A	21%	21%	34%
B	22%	12%	16%

Foreign currency risk - RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of the RMB into foreign currencies. The value of the RMB is subject to changes in PRC government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. RMB balances in cash and cash equivalents and term deposits of the Company included RMB377,924 at December 31, 2010 and RMB214,970 at December 31, 2011.

Equity price risk - The Company is exposed to equity price risk as a result of its investments in equity securities and written options. Equity price risk results from changes in the level or volatility of equity prices, which affect the value of equity securities, or instruments that derive their value from such securities. The Company attempts to mitigate its exposure to such risks by not limiting its investment to any one security or index.

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

23.	EMPLOYEE BENEFIT PLANS

Employees of the Company located in the PRC (other than Hong Kong) are covered by the retirement plans defined by local practice and regulations, which are essentially defined contribution schemes. The calculation of contributions for the eligible employees is based on 20% of the applicable payroll costs. Certain employees of the Company who are located in Hong Kong have joined the Mandatory Provident Fund (“MPF”) Scheme which is also a defined contribution scheme. The contribution to the MPF Scheme is calculated based on the rules set out in the MPF Ordinance in Hong Kong which is 5% of the relevant income of the employee with a specific ceiling. The expenses recorded by the Company related to these defined contribution schemes were RMB3,549, RMB3,249, and RMB3,443 for the years ended December 31, 2009, 2010, and 2011, respectively.

In addition, the Company is required by PRC law to contribute approximately 10%, 1%, and 1.1% of applicable salaries of certain employees for medical, unemployment benefits, and workers compensation, respectively. The PRC government is directly responsible for the payments of the benefits to these employees. The amounts contributed were RMB2,075, RMB1,797, and RMB2,074 for the years ended December 31, 2009, 2010 and 2011, respectively.

24.	CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

As stipulated by the relevant laws and regulations in the PRC, the Company’s subsidiaries and VIE in the PRC are required to maintain a non-distributable statutory reserve. Appropriations to the statutory reserve are required to be made at not less than 10% of profit after taxes as reported in these entities’ statutory financial statements prepared under PRC GAAP. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the statutory reserve is accumulated to 50% of these entities registered capital, these entities can choose not to provide additional reserves. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and an increase in the registered capital of these entities. Amounts contributed to the statutory reserve were RMB77,635 and RMB78,478 as of December 31, 2010 and 2011, respectively.

RMB2,576 and RMB843 were appropriated from net income to statutory reserves by Ninetown’s subsidiaries in the PRC for the years ended December 31, 2010 and 2011, respectively.

Relevant PRC Statutory laws and regulations permit payments of dividends by Ninetown’s PRC subsidiaries and VIE only from their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the statutory reserve requires annual appropriations of 10% of after-tax profit to be set as aside prior to the payment of dividends. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries and VIE are restricted in their abilities to transfer funds to the Company in the form of dividends, loans or advances. Total restricted net assets of the Company’s consolidated PRC subsidiaries and VIE were RMB552,883 and RMB553,727 as of December 31, 2010 and 2011, respectively.

SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In thousands, except share and per share data)

	As of December 31,
	2010	2011	2011
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	117,692	86,769	13,786
Investment in available-for-sale securities	188,621	225,488	35,826
Prepaid expenses and other current assets	590	95	15
Amounts due from subsidiaries	375,906	357,190	56,752

Total current assets	682,809	669,542	106,379
Investments in subsidiaries	278,580	283,585	45,057

TOTAL ASSETS	961,389	953,127	151,436

LIABILITIES AND SHAREHOLDERS’ EQUITY

Option liabilities	4,560	7,932	1,260
Other payables	2,052	3,206	509
Amounts due to subsidiaries	5,952	6,569	1,043

Total current liabilities	12,564	17,707	2,812

Shareholders’ equity:
Ordinary shares, par value RMB0.027 (HK$0.025) per share:
8,000,000,000 shares authorized; 36,742,832 shares issued and outstanding in 2010 and 37,538,161 shares issued and outstanding in 2011, respectively	965	982	156
Additional paid-in capital	916,719	923,829	146,782
Retained earnings	54,221	57,746	9,175
Accumulated other comprehensive loss	(23,080)	(47,137)	(7,489)

Total shareholders’ equity	948,825	935,420	148,624

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	961,389	953,127	151,436

SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (CONTINUED)

STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Years Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$

Selling and marketing expenses	—	—	—	—
General and administrative expenses	(16,506)	(17,064)	(23,845)	(3,789)

Loss from operations	(16,506)	(17,064)	(23,845)	(3,789)
Interest income	15	2	1	—
Gain on sales of short-term investments	28,587	59,452	32,637	5,184
Change in fair value of marketable options	27,684	(18,211)	7,252	1,152
Other income	1,804	1,979	—	—

Income before equity in earnings of subsidiaries	41,584	26,158	16,045	2,547
Equity in losses of subsidiaries	(40,252)	(13,833)	(12,520)	(1,989)

Net income	1,332	12,325	3,525	558

Net income per share
Basic	0.04	0.34	0.09	0.01
Diluted	0.04	0.33	0.09	0.01

Weighted average shares used in computation:
Basic	35,100,194	35,800,428	37,443,657	37,443,657
Diluted	35,100,194	37,291,534	40,465,449	40,465,449

SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (CONTINUED)

STATEMENT OF COMPREHENSIVE INCOME

(In thousands, except share and per share data)

	Years Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Net income	1,332	12,325	3,525	558
Foreign currency translation loss	(5)	(10,572)	(15,004)	(2,384)
Unrealized gain (loss) on available-for-sale securities	16,451	(7,063)	(9,053)	(1,438)

Comprehensive income (loss)	17,778	(5,310)	(20,532)	(3,264)

SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

STATEMENTS OF CHANGES IN EQUITY

(In thousands, except share and per share data)

			Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive (Loss) Income	Total
	Ordinary shares
	Shares	Amount
		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2009	34,998,020	926	880,581	40,564	(21,891)	900,180
Issuance of ADR shares for the exercise of employee share options	120,536	3	(3)	—	—	—
Net income	—	—	—	1,332	—	1,332
Foreign currency translation adjustments	—	—	—	—	(5)	(5)
Employee share options compensation	—	—	4,467	—	—	4,467
Unrealized gain on available-for-sale securities	—	—	—	—	16,451	16,451

Balance as of December 31, 2009	35,118,556	929	885,045	41,896	(5,445)	922,425
Issuance of ADR shares for the exercise of employee share options	1,624,276	36	(36)	—	—	—
Net income	—	—	—	12,325	—	12,325
Foreign currency translation adjustments	—	—	—	—	(10,572)	(10,572)
Employee share options compensation	—	—	31,710	—	—	31,710
Unrealized loss on available-for-sale securities	—	—	—	—	(7,063)	(7,063)

Balance as of December 31, 2010	36,742,832	965	916,719	54,221	(23,080)	948,825
Issuance of ADR shares for the exercise of employee share options	795,329	17	(17)	—	—	—
Net income	—	—	—	3,525	—	3,525
Foreign currency translation adjustments	—	—	—	—	(15,004)	(15,004)
Employee share options compensation	—	—	7,127	—	—	7,127
Unrealized loss on available-for-sale securities	—	—	—	—	(9,053)	(9,053)

Balance as of December 31, 2011	37,538,161	982	923,829	57,746	(47,137)	935,420

		US$156	US$146,782	US$9,175	(US$7,489)	US$148,624

SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (CONTINUED)

STATEMENTS OF CASH FLOWS

(In thousands, except share and per share data)

	Years Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	1,332	12,325	3,525	558
Adjustments to reconcile net income to net cash used in operating activities:
Equity in earnings of subsidiaries	40,252	13,833	12,520	1,989
Gain from short sale of stock options	(41,810)	(43,788)	(37,942)	(6,028)
(Gain) loss from sale of available-for-sale securities	(14,461)	2,823	—	—
Changes in operating assets and liabilities:

Prepaid expenses and other current assets	256	(48)	478	76
Other payables	(4,499)	1,993	1,279	203
Amounts due to subsidiaries	(7,622)	5,998	920	147

Net cash used in operating activities	(26,552)	(6,864)	(19,220)	(3,055)

Cash flows from investing activities:
Purchase of available-for-sale securities	(271,568)	(231,132)	(332,132)	(52,770)
Proceeds from sales of available-for-sale securities	177,179	151,440	282,814	44,935
Proceeds from short sale of options	73,508	37,594	59,006	9,376
Cover short or assignment of option liabilities	(19,835)	(931)	(17,393)	(2,763)
Decrease in amounts due from subsidiaries	97,548	37,954	971	155

Net cash provided by (used in) investing activities	56,832	(5,075)	(6,734)	(1,067)

Net cash provided by financing activities	—	—	—	—

Effect of exchange rate changes on cash	(156)	(5,197)	(4,969)	(791)

Net increase (decrease) in cash and cash equivalents	30,124	(17,136)	(30,923)	(4,913)
Cash and cash equivalents at the beginning of the year	104,704	134,828	117,692	18,699

Cash and cash equivalents at the end of the year	134,828	117,692	86,769	13,786

SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (CONTINUED)

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