Form 20-F/A
period 2011-12-31
NINETOWNS INTERNET TECHNOLOGY GROUP CO LTD
filed 2012-09-11
CIK 1285735

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(AMENDMENT NO. 1)

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

No.20 Gong Ti East Road, Chaoyang District Beijing 100020, China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each Class	Name of each exchange on which registered
American Depositary Shares, or ADSs, every ADS representing one ordinary share, par value HK$0.025 per share	NASDAQ Global Market LLC (NASDAQ Global Market)

Ordinary shares, par value HK$0.025 per share	NASDAQ Global Market LLC (NASDAQ Global Market)*

*	Not for trading, but only in connection with the listing on the Nasdaq Global Market of the American Depositary Shares

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

This Amendment No. 1 (this “Amendment No. 1”) to the Annual Report on Form 20-F for the year ended December 31, 2011 of Ninetowns Internet Technology Group Company Limited (the “Original Form 20-F”) is being filed for the purposes of (i) revising the exhibit index to remove references to exhibits which have either been terminated or expired and/or were entered into more than two years before the Original Form 20-F was filed, to remove the confidential treatment footnote with respect to exhibits for which confidential treatment has expired or has not been requested and to indicate the prior filing with respect to exhibits that are incorporated by reference (the “Updated Exhibit Index”), (ii) re-filing the exhibits requesting confidential treatment to include a legend indicating that portions of the exhibits designated by asterisks have been omitted based upon a request for confidential treatment (the “Updated Exhibits”) and (iii) filing unredacted versions of exhibits for which confidential treatment has expired. The Updated Exhibit Index and the Updated Exhibits to this Amendment No. 1 supersede and replace the corresponding exhibit index and corresponding exhibits filed with the Original Form 20-F.

This Amendment No. 1 does not reflect events occurring after the filing of the Original Form 20-F or modify or update those disclosures that may be or have been affected by subsequent events. Such subsequent events will be addressed, as required, in subsequent reports filed with the SEC. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Form 20-F and the registrant’s other filings with the SEC.

Item 19. Exhibits.

Exhibit Number	Description

1.1	Amended and Restated Memorandum and Articles of Association of Ninetowns Internet Technology Group Company Limited (incorporated by reference to Exhibit 99.2 from our Form 6-K (File No. 000-51025) filed with Securities and Exchange Commission on October 25, 2006)

2.1	Specimen American Depositary Receipt of Ninetowns Internet Technology Group Company Limited (incorporated by reference to Exhibit 2.1 from our Annual Report on Form 20-F (Registration No. 000- 51025) filed with Securities and Exchange Commission on June 29, 2005)

2.2	Specimen Share Certificate of Ninetowns Internet Technology Group Company Limited (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.1**	Shareholders’ Agreement dated October 22, 2003 among Jitter Bug Holdings Limited, AIG Asian Opportunity Fund, L.P., American International Assurance Company (Bermuda) Limited, the shareholders of Ninetowns Internet Technology Group Company Limited (listed on Schedule 1 thereto) and Ninetowns Internet Technology Group Company Limited

4.2	Form of Termination Agreement among Ninetowns Internet Technology Group Company Limited, Jitter Bug Holdings Limited, AIG Asian Opportunity Fund, L.P., American International Assurance Company (Bermuda) Limited and certain other shareholders of Ninetowns Internet Technology Group Company Limited (incorporated by reference to Exhibit 4.5 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.3	Form of Lock-up agreement by and among Ninetowns Internet Technology Group Company Limited and certain of its directors, executive officers and shareholders (incorporated by reference to Exhibit 4.6 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.4	Employee Share Option Scheme (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.5	Amended and Restated 2004 Share Option Plan of Ninetowns Internet Technology Group Company Limited (incorporated by reference to Exhibit 4.5 from our Annual Report on Form 20-F (Registration No. 000- 51025) filed with Securities and Exchange Commission on June 29, 2006)

4.6	2006 Share Incentive Plan of Ninetowns Internet Technology Group Company Limited (incorporated by reference to Exhibit 4.6 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on July 16, 2007)

4.7	Translation of Form of Software Sales Agreement (incorporated by reference to Exhibit 10.12 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.8	Deed of Undertaking dated August 13, 2004 by Shuang Wang and Min Dong to AIG Asian Opportunity Fund, L.P. and American International Assurance Company (Bermuda) Limited (incorporated by reference to Exhibit 10.27 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.9	Sale and Purchase Agreement dated October 3, 2003 among Ninetowns Internet Technology Group Company Limited, Jitter Bug Holdings Limited, UOB Venture (Shenzhen) Limited, Titan I Venture Capital Co., Ltd., Titan II Venture Capital Co., Ltd. and CFM Investments Limited — CFM Greater China Fund (incorporated by reference to Exhibit 10.28 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.10	Sale and Purchase Agreement dated October 8, 2003 among Ninetowns Internet Technology Group Company Limited, Jitter Bug Holdings Limited, China Equity Associates L.P. and MMFI CAPI Venture Investments Limited (incorporated by reference to Exhibit 10.29 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.11	Subscription Agreement dated October 8, 2003 between Ninetowns Internet Technology Group Company Limited and Ever Praise Holdings Limited (incorporated by reference to Exhibit 10.30 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.12**	Share Subscription Agreement dated October 9, 2003 among Ninetowns Internet Technology Group Company Limited, Jitter Bug Holdings Limited, AIG Asian Opportunity Fund, L.P., American International Assurance Company (Bermuda) Limited, Mr. Shuang Wang and Ms. Min Dong

4.13	Sale and Purchase Agreement dated October 16, 2003 among Ninetowns Internet Technology Group Company Limited, Jitter Bug Holdings Limited and Huitung Investments (BVI) Limited (incorporated by reference to Exhibit 10.32 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.14	Subscription Agreement dated December 11, 2003 among Ninetowns Internet Technology Group Company Limited, Jitter Bug Holdings Limited, Titan I Venture Capital Co., Ltd, Titan II Venture Capital Co., Ltd. and CFM Investments Limited — CFM Greater China Fund (incorporated by reference to Exhibit 10.33 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.15	Subscription Agreement dated December 11, 2003 among Ninetowns Internet Technology Group Company Limited, Jitter Bug Holdings Limited and Ferndale Associates Limited (incorporated by reference to Exhibit 10.34 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.16	Form of Right of First Refusal Agreement dated as of November 2, 2004 among Ninetowns Internet Technology Group Company Limited, Ninetowns Import & Export e-Commerce Co., Ltd., Shuang Wang and Min Dong (incorporated by reference to Exhibit 10.35 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.17	Summary of form of the Sale and Purchase Agreement between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Heng Fu Plaza Development Co., Ltd. (incorporated by reference to Exhibit 4.43 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2005)

4.18**	Share and Purchase Agreement dated September 3, 2006, among Ninetowns Digital World Trade Holdings Limited, Beprecise Investments Limited, Global Market Group Limited, Global Market Group (Asia) Limited, Global Market (Guangzhou) Co., Ltd., Pan Weijia and Pan Weinian

4.19	Investor’s Rights Agreement dated October 19, 2006, among Beprecise Investments Limited, Global Market Group Limited, Global Market Group (Asia) Limited, Global Market (Guangzhou) Co., Ltd., Pan Weijia and Pan Weinan (incorporated by reference to Exhibit 4.71 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on July 16, 2007)

4.20	Share and Purchase Agreement dated April 9, 2007, among Ixworth Enterprises Limited, Beijing Ninetowns Network and Software Co., Ltd., Fan Hui Yang, Zhi Sheng Limited, Ample Spring Holdings Limited, Beijing Baichuan Tongda Science and Technology Development Co., Ltd., Zhou Peiji and Zhou Lijun (incorporated by reference to Exhibit 4.72 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on July 16, 2007)

4.21	Shareholders Agreement dated April 26, 2007, among Ixworth Enterprises Limited, Fan Hui Yang, Zhi Sheng Limited and Ample Spring Holdings Limited (incorporated by reference to Exhibit 4.73 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on July 16, 2007)

4.22	Amendment to Share Purchase and Subscription Agreement dated December 22, 2007, among Ixworth Enterprises Limited, Beijing Ninetowns Network and Software Co., Ltd., Fan Hui Yang, Zhi Sheng Limited, Ample Spring Holdings Limited, Beijing Baichuan Tongda Science and Technology Development Co., Ltd., Zhou Peiji and Zhou Lijun (incorporated by reference to Exhibit 4.75 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on July 15, 2008)

4.23	Translation of Pre-sale Contract for Commodity House in Beijing Municipality dated June 25, 2007 between Beijing Hengfu Plaza Development Co., Ltd. and Ninetowns Ports Software and Technology Co., Ltd. (incorporated by reference to Exhibit 4.76 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on July 15, 2008)

4.24	Translation of Construction Land Use Right Grant Contract dated October 30, 2008 between Beijing Ninetowns Software Co., Ltd. and Beijing Land Resource Bureau, Economic Technological Development Area Branch (incorporated by reference to Exhibit 4.78 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 24, 2009)

4.25	Translation of Supplemental Agreement to Construction Land Use Right Grant Contract dated October 30, 2008 between Beijing Ninetowns Software Co., Ltd. and Beijing Land Resource Bureau, Economic Technological Development Area Branch (incorporated by reference to Exhibit 4.79 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 24, 2009)

4.26	Translation of Lease Agreement relating to warehouse lease dated January 25, 2010 between Beijing Ninetowns Sky Eco-agriculture Co., Ltd. and Beijing Shunfeng Runlin Technology and Trade Co., Ltd. (incorporated by reference to Exhibit 4.96 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 30, 2010)

4.27	Translation of Sublease Agreement relating to land sublease dated June 29, 2010, between Beijing Ninetowns Sky Eco-Agriculture Co., Ltd. and Beijing Huaixiang Xiandai Agriculture Technology Co., Ltd. (incorporated by reference to Exhibit 4.97 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 30, 2010)

4.28**	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated October 1, 2010 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software and Technology Co., Ltd.

4.29**	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated October 1, 2010 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software Technology Co., Ltd. Shanghai Branch

4.30**	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated October 1, 2010 between Ninetowns Ports Software and Technology Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd.

4.31**	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated October 1, 2010 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Xin He Software Technology Co., Ltd.

4.32**	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated October 1, 2010 between Ninetowns Ports Software and Technology Co., Ltd. and Guangzhou Ninetowns Wang Li Software Co., Ltd.

4.33**	Translation of Franchise Agreement relating to “iQs” software dated January 1, 2011 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software and Technology Co., Ltd.

4.34**	Translation of Franchise Agreement relating to “iQs” software dated January 1, 2011 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software Technology Co., Ltd. Shanghai Branch

4.35**	Translation of Franchise Agreement relating to “iQs” software dated January 1, 2011 between Ninetowns Ports Software and Technology Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd.

4.36**	Translation of Franchise Agreement relating to “iQs” software dated January 1, 2011 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Xin He Software Technology Co., Ltd.

4.37**	Translation of Franchise Agreement relating to “iQs” software dated January 1, 2011 between Ninetowns Ports Software and Technology Co., Ltd. and Guangzhou Ninetowns Wang Li Software Co., Ltd.

4.38	Translation of Dalian Aviation Research and Testing Center Project Cooperation Agreement dated January 25, 2011 between Ninetowns Ports Software and Technology Co., Ltd. and Aviation Wanyuan Industry Co., Ltd. (incorporated by reference to Exhibit 4.63 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 30, 2011)

4.39	Translation of State-owned Construction Land Use Right Grant Contract dated April 7, 2011 between Huainan Municipal Bureau of Land and Resources and Huainan Huacheng Estate Co., Ltd. (incorporated by reference to Exhibit 4.64 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 30, 2011)

4.40	Translation of State-owned Construction Land Use Right Grant Contract (Parcel 10) dated April 29, 2011 between Dalian Municipal Bureau of Land and Resources and Dalian Aviation Changzheng Technology Development Co., Ltd. (incorporated by reference to Exhibit 4.65 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 30, 2011)

4.41	Translation of State-owned Construction Land Use Right Grant Contract (Parcel 11) dated April 29, 2011 between Dalian Municipal Bureau of Land and Resources and Dalian Aviation Changzheng Technology Development Co., Ltd. (incorporated by reference to Exhibit 4.66 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 30, 2011)

4.42	Translation of Debt Repayment Agreement dated June 22, 2011 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Xin He Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.67 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 30, 2011)

4.43	Translation of Debt Repayment Agreement dated June 22, 2011 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.68 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 30, 2011)

4.44	Translation of Debt Repayment Agreement dated June 22, 2011 between Ninetowns Ports Software and Technology Co., Ltd. and Guangzhou Ninetowns Wang Li Software Co., Ltd. (incorporated by reference to Exhibit 4.69 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 30, 2011)

†4.45**	Translation of Franchise Agreement relating to “iQs” software dated January 1, 2012 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software and Technology Co., Ltd.

†4.46**	Translation of Franchise Agreement relating to “iQs” software dated January 1, 2012 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software Technology Co., Ltd. Shanghai Branch

†4.47**	Translation of Franchise Agreement relating to “iQs” software dated January 1, 2012 between Ninetowns Ports Software and Technology Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd.

†4.48**	Translation of Franchise Agreement relating to “iQs” software dated January 1, 2012 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Xin He Software Technology Co., Ltd.

†4.49**	Translation of Franchise Agreement relating to “iQs” software dated January 1, 2012 between Ninetowns Ports Software and Technology Co., Ltd. and Guangzhou Ninetowns Wang Li Software Co., Ltd.

†4.50**	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated January 1, 2012 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software and Technology Co., Ltd.

†4.51**	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated January 1, 2012 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software Technology Co., Ltd. Shanghai Branch

†4.52**	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated January 1, 2012 between Ninetowns Ports Software and Technology Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd.

†4.53**	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated January 1, 2012 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Xin He Software Technology Co., Ltd.

†4.54**	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated January 1, 2012 between Ninetowns Ports Software and Technology Co., Ltd. and Guangzhou Ninetowns Wang Li Software Co., Ltd.

4.55*	Translation of Trust Agreement dated June 28, 2011 between Ninetowns Ports Software and Technology Co., Ltd. and Zhongcheng Trust Co., Ltd.

4.56*	Translation of Creditor’s Rights Assignment Agreement dated June 28, 2011 among Ninetowns Ports Software and Technology Co., Ltd., Zhongcheng Trust Co., Ltd. and Huainan Huacheng Estate Co., Ltd.

†4.57**	Translation of Capital Increase Agreement dated June 28, 2011 among Huainan Ninetowns Suitable Estate Co., Ltd., Zhongcheng Trust Co., Ltd. and Ninetowns Ports Software and Technology Co., Ltd.

4.58*	Translation of Cooperation Agreement for Shouchuang Caifu Ninetowns (Tianjin) Equity Investment Fund Partnership (Limited Liability Partnership) dated October 21, 2011 among Shouchuang Huaxia (Tianjin) Equity Investment Fund Partnership (Limited Liability Partnership), Shouchuang Caifu Gengyin (Tianjin) Equity Investment Fund Partnership (Limited Liability Partnership) and Beijing Ronghe Zhihui Network Software Services Co., Ltd.

4.59*	Translation of Supplemental Agreement to Three Parties Partnership Agreement dated October 21, 2011 among Shouchuang Huaxia (Tianjin) Equity Investment Fund Partnership (Limited Liability Partnership), Shouchuang Caifu Gengyin (Tianjin) Equity Investment Fund Partnership (Limited Liability Partnership) and Beijing Ronghe Zhihui Network Software Services Co., Ltd.

4.60*	Translation of First Beneficiary General Meeting Resolutions of 2011 Zhongcheng Trust Huainan Ninetowns Investment Portfolio Trust Scheme dated February 3, 2012 by Zhongcheng Trust Co., Ltd.

4.61*	Translation of Supplemental Agreement to Creditor’s Rights Assignment Agreement dated February 3, 2012 among Ninetowns Ports Software and Technology Co., Ltd., Zhongcheng Trust Co., Ltd. and Huainan Huacheng Estate Co., Ltd.

4.62*	Translation of Equity Transfer Agreement dated March 19, 2012 between Zhongcheng Trust Co., Ltd. and Ninetowns Ports Software and Technology Co., Ltd.

4.63*	Translation of Supplemental Agreement to Equity Transfer Agreement dated March 19, 2012 between Zhongcheng Trust Co., Ltd. and Ninetowns Ports Software and Technology Co., Ltd.

8.1*	Subsidiaries of Ninetowns Internet Technology Group Company Limited

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2005)

11.2	Code of Ethics for Chief Executive Officer and Senior Financial Officers (incorporated by reference to Exhibit 11.2 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2005)

12.1**	Certification of principal executive officer pursuant to SEC Rule 13a-14(a)

12.2**	Certification of principal financial officer pursuant to SEC Rule 13a-14(a)

13.1*	Certification of principal executive officer pursuant to SEC Rule 13a-14(b)

13.2*	Certification of principal financial officer pursuant to SEC Rule 13a-14(b)

15.1*	Consent of GHP Horwath, P.C.

15.2*	Consent of Commerce & Finance Law Offices

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Schema Document

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	XBRL Taxonomy Extension Label Linkbase Document

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with the Original Form 20-F.
**	Filed with this Amendment No. 1 to Annual Report on Form 20-F.
***	Furnished with the Original Form 20-F.
†	Certain portions of this Exhibit have been omitted based upon a request for confidential treatment. The omitted portions have been separately submitted to the Securities and Exchange Commission.

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Amendment No. 1 on Form 20-F/A to its Annual Report on Form 20-F for the fiscal year ended December 31, 2011 to be signed on its behalf by the undersigned, thereunto duly authorized.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

By:	/s/ Shuang Wang
Name:	Shuang Wang
Title:	Chief Executive Officer

Date: September 11, 2012