Form 20-F
period 2012-12-31
NINETOWNS INTERNET TECHNOLOGY GROUP CO LTD
filed 2013-04-30
CIK 1285735

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 38,791,834 ordinary shares, par value HK$0.025 per share as of December 31, 2012

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2010, 2011 and 2012, and as of December 31, 2011 and 2012. References to “2010,” “2011” and “2012” are, where appropriate, references to the years ended December 31, 2010, 2011 and 2012, respectively.

Discrepancies in tables between totals and sums of the amounts listed are due to rounding.

References to “China” or the “PRC” are to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau. Facts and statistics in this annual report relating to the enterprise software, B2C and real estate markets, the PRC import/export industry and economic data are derived from various government and research publications.

Cautionary Note Regarding Forward-looking Statements

This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industries. All statements other than statements of historical fact in this annual report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “will,” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

•	our anticipated capital expenditures and our ability to fund such expenditures;

•	our expectations about growth in demand for our products and services;

•	acquisitions or investments in businesses, products or technologies that are complementary to our own;

•	our ability to adjust to technological change; and

•	our belief about the effects of government regulation on our business.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in Item 3.D “Key Information – Risk Factors” beginning on page 5 of this annual report and other sections in this annual report.

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

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A. Selected financial data

The following table shows selected consolidated financial information and other data for our business. You should read the following information in conjunction with our financial statements and the accompanying notes and Item 5 “Operating and Financial Review and Prospects” of this annual report. The selected statement of operations data and cash flow data for the years ended December 31, 2010, 2011 and 2012 and the selected balance sheet data as of December 31, 2011 and 2012 are derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. These audited consolidated financial statements and the related notes thereto have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. generally accepted accounting principles, or U.S. GAAP.

The selected statement of operations data for 2008 and 2009 and the selected balance sheet data as of December 31, 2008, 2009 and 2010 are derived from our audited consolidated financial statements which have not been included in this annual report.

In thousands, except per share and per ADS data	For the years ended December 31,
	2008	2009	2010	2011	2012	2012 (1)
	RMB	RMB	RMB	RMB	RMB	US$
Selected statement of operations data:
Total net revenues:
Enterprise software and related customer maintenance services	84,965	58,387	49,650	61,014	59,794	9,598
Software development services	19,458	17,363	23,809	5,963	7,481	1,201
B2C e-commerce	94	3,889	5,448	8,239	23,112	3,710
	104,517	79,639	78,907	75,216	90,387	14,509
Cost of revenues:
Enterprise software and related customer maintenance services	—	—	—	—	—	—
Software development services	(12,423)	(11,552)	(10,144)	(2,281)	(2,365)	(380)
B2C e-commerce	(76)	(6,308)	(6,910)	(8,452)	(18,363)	(2,947)
	(12,499)	(17,860)	(17,054)	(10,733)	(20,728)	(3,327)
Gross profit	92,018	61,779	61,853	64,483	69,659	11,182
Operating expenses:
Selling and marketing	(21,942)	(13,771)	(16,663)	(22,493)	(21,647)	(3,475)
General and administrative	(75,523)	(62,030)	(89,531)	(79,354)	(77,841)	(12,494)
Research and development	(18,566)	(17,373)	(15,695)	(11,042)	(14,872)	(2,387)
(Allowance for) recovery of doubtful accounts, net	(2,881)	(26,204)	(2,585)	6,841	3,807	611

In thousands, except per share and per ADS data	For the years ended December 31,
	2008	2009	2010	2011	2012	2012(i)
	RMB	RMB	RMB	RMB	RMB	US$
Total operating expenses	(118,912)	(119,378)	(124,474)	(106,048)	(110,553)	(17,745)
Loss from operations	(26,894)	(57,599)	(62,621)	(41,565)	(40,894)	(6,563)
Interest income	7,026	4,274	3,686	1,922	5,718	917
Gain on sales of short-term investments	9,866	35,474	65,146	32,689	113,644	18,241
Change in fair value of marketable options	—	27,684	(18,211)	7,252	(16,094)	(2,583)
Gain (loss) on investment under cost method	2,187	—	12,153	(3,373)	—	—
Income (loss) from equity method of investments	—	—	—	1,639	(857)	(138)
Other income	358	3,911	13,448	5,994	7,706	1,237
(Loss) income before income tax and non-controlling interest	(7,457)	13,744	13,601	4,558	69,223	11,111
Income tax expense	(836)	(4,100)	(878)	(1,048)	(671)	(108)
(Loss) income from continuing operations before non-controlling interest	(8,293)	9,644	12,723	3,510	68,552	11,003
Loss from discontinued operations, net of tax	(166,802)	(8,401)	(398)	—	—	—
Net (loss) income	(175,095)	1,243	12,325	3,510	68,552	11,003
Attributable to non-controlling interest	5,483	89	—	15	(3)	—
Attributable to the Company	(169,612)	1,332	12,325	3,525	68,549	11,003
(Loss) income from continuing operations per share:
Basic	(0.24)	0.28	0.35	0.09	1.81	0.29
Diluted	(0.24)	0.28	0.34	0.09	1.67	0.27
Loss from discontinued operations per share:
Basic	(4.61)	(0.24)	(0.01)	—	—	—
Diluted	(4.61)	(0.24)	(0.01)	—	—	—
(Loss) income per share and ADS:
Basic	(4.85)	0.04	0.34	0.09	1.81	0.29
Diluted	(4.85)	0.04	0.33	0.09	1.67	0.27
Selected cash flow data:
Net cash (used in) provided by operating activities	(33,881)	(26,478)	8,854	(62,994)	(24,800)	(3,980)
Net cash (used in) provided by investing activities	(37,366)	(76,858)	21,761	(224,784)	18,109	2,908
Net cash provided by (used in) financing activities	—	—	—	49,523	(29)	(5)

In thousands, except share, per share and per ADS data	As of December 31,
	2008	2009	2010	2011	2012	2012(i)
	RMB	RMB	RMB	RMB	RMB	US$
Selected balance sheet data:
Cash and cash equivalents	576,642	473,448	500,618	257,345	249,912	40,114
Restricted cash	670	790	245	88	84	13
Short-term investments:
Trading securities	—	917	523	708	518	83
Available-for-sale securities	10,024	170,309	231,339	245,090	289,995	46,547
Trade receivables, net of allowance for doubtful accounts	33,943	18,121	2,042	3,921	2,327	373

Term deposits	28,000	25,000	8,154	5,088	5,266	845
Real estate property under development	—	—	—	305,469	527,702	84,702
Investments under equity method	—	—	—	230,579	84,923	13,631
Total assets	953,325	979,591	989,584	1,282,124	1,396,056	224,082
Deferred revenue	21,392	10,453	10,699	14,332	13,472	2,162
Deferred subsidies	—	—	—	240,240	276,200	44,333
Total liabilities	53,145	57,255	40,759	296,720	357,060	57,313
Net assets	900,180	922,336	948,825	985,404	1,038,996	166,769
Total equity of the Company	900,180	922,336	948,825	985,404	1,038,996	166,769
Number of ordinary shares outstanding	35,791,834	35,791,834	35,791,834	38,791,834	38,791,834	38,791,834

(i)	For the convenience of the reader, RMB amounts are expressed in U.S. dollars at the rate of RMB6.2301 to US$1.00, the noon buying rate in effect on December 31, 2012 as quoted by the Federal Reserve Bank of New York.

In 2012, the Company repurchased 3,900 ADSs. 281,031 previously non-vested shares became vested in 2012.

Exchange Rate Information

Our business is primarily conducted in China and a substantial majority of our revenues are denominated in Renminbi. For all dates and periods through December 31, 2008, the exchange rates are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise indicated, conversions of RMB into U.S. dollars in this annual report are based on the exchange rate, as of December 31, 2012, which was RMB6.2301 to US$1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Noon Buying Rate
	Period End	Average (1)	Low	High
		(RMB per US$1.00)
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.3088	6.3879	6.2221
Most recent Six Months
October 2012	6.2372	6.2627	6.2877	6.2221
November 2012	6.2265	6.2338	6.2454	6.2221
December 2012	6.2301	6.2328	6.2502	6.2251
January 2013	6.2186	6.2215	6.2303	6.2134
February 2013	6.2213	6.2323	6.2438	6.2213
March 2013	6.2108	6.2154	6.2246	6.2105
April 2013 (through April 26)	6.1647	6.1883	6.2078	6.1647

(1)	Annual averages are calculated by averaging the exchange rates on the last business day of each month. Monthly averages are calculated using the average of the daily rates during the relevant period.

On April 26, 2013, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.1647 to US$1.00.

B. Capitalization and indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk factors

Risks Related to Our Business

We currently generate a substantial portion of our total net revenues from either PRC government agencies or in connection with PRC government agency filings, and our failure to maintain a continued working relationship with certain PRC government agencies and, in particular, the PRC Inspections Administration, would result in the reduction or loss of a substantial portion of our total net revenues.

Sales of our enterprise software and related customer maintenance services and software development services that are either used by the State Administration for Quality Supervision and Inspection and Quarantine of the PRC, or the PRC Inspections Administration, or by regional PRC inspection and quarantine bureaus, have accounted for a substantial portion of our total net revenues. In the near future, we expect to generate a substantial portion of our total net revenues through (i) sales of enterprise software and related customer maintenance services and (ii) software development services that are used in connection with the PRC Inspections Administration filings. Net revenues from sales of enterprise software and related customer maintenance services for PRC Inspections Administration filings accounted for 62.9%, 81.1% and 66.2% of our total net revenues in 2010, 2011 and 2012, respectively.

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

In August 2005, the PRC Inspections Administration selected our company as the winning bidder in connection with the PRC Inspections Administration’s request for proposals for the development of a software product that has certain basic functionalities similar to those of iDeclare.CIQ and iProcess.CIQ. The PRC Inspections Administration agreed to pay a one-time fee of RMB3.3 million to purchase the ownership of the software product that we developed. In February 2006, the PRC Inspections Administration commenced the distribution of the software products that our company developed, free-of-charge to end-users. As certain basic functionalities of the newly developed software products are similar to those of iDeclare.CIQ and iProcess.CIQ, the provision of such software products free-of-charge by the PRC Inspections Administration has had and may continue to have a material adverse effect on our results of operations.

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

We generated a significant portion of our total net revenues from the sales of our enterprise software and related customer maintenance services and B2C e-commerce business in 2012. Currently, we are in the process of expanding our business focus from the development of software products and the provision of software development services to other potential business ventures, such as online grocery store and real estate. We anticipate that a material portion of our net revenue in the future will be derived from businesses that are not directly related to sales of our enterprise software and related customer maintenance services or the provision of software development services.

In April 2010, we began offering our B2C e-commerce food and household products through our web portal. In April 2011, we began investing in real estate development.

As our B2C e-commerce and real estate development businesses have limited operating histories, we may not successfully develop either of them into one of our primary businesses. We do not have a significant operating history with respect to our B2C e-commerce business and our real estate development business upon which you can evaluate our business and prospects. Furthermore, as part of our operation and expansion, we need to continue to develop and improve our staff training, financial and management controls and our reporting systems and procedures. We cannot assure you that we will be able to efficiently or effectively manage or grow our new businesses, and any failure to do so may limit our future growth and materially and adversely affect our business, financial condition and results of operations.

Our significant shareholders, related parties and management personnel have potential conflicts of interest with us, which may result in their taking corporate actions which you may not believe to be in your best interests or in the best interests of our company.

As of April 29, 2013, Shuang Wang, our Chief Executive Officer and a director of our company, or Mr. Wang, and Min Dong, our Senior Vice President of Legal Affairs, Administration and Human Resources and the spouse of Mr. Wang, or Ms. Dong, beneficially own 17.87% of our ordinary shares. Mr. Wang and Ms. Dong have substantial influence over the management and policies of our company and the outcome of most corporate actions. In addition, Mr. Yong Ping Duan, or Mr. Duan, and Technology Pioneer Corp., or Technology Pioneer, beneficially own 18.23% and 7.91% of our ordinary shares, respectively. As a result, Mr. Wang, Ms. Dong, Mr. Duan and Technology Pioneer have the power to take corporate actions which other shareholders may not believe are in their best interests or in the best interests of our company. There can be no assurance that Mr. Wang, Ms. Dong, Mr. Duan and Technology Pioneer will not cause our company to take such corporate actions.

Mr. Wang and Ms. Dong beneficially own 100.0% of Ninetowns Import & Export e-Commerce Co., Ltd., or Import & Export, which in turn owns a 49.0% equity interest in iTowNet, the operator of the PRC Inspections Administration’s data exchange platforms and electronic processing system. iTowNet is 51.0% owned by the PRC Inspections Administration and operates the data exchange platforms that interface between international trade enterprises using our enterprise software and the PRC Inspections Administration’s internal electronic processing systems. iTowNet receives a fee of RMB5.0 from the end-users for each submission made over its data exchange platforms. Mr. Wang is a non-executive director and the vice-chairman of the board of directors of iTowNet. Due to their ownership interest in iTowNet and Mr. Wang’s position as a director of iTowNet, the interests of Mr. Wang and Ms. Dong may also differ from those of our other shareholders. Mr. Xiaoguang Ren, who is our President, or Mr. Ren, is also a non- executive director of iTowNet. Mr. Bolin Wu, who is our General Manager, Research and Development and Chief Technology Officer, or Mr. Wu, is the sole supervisor of iTowNet. As the supervisor of iTowNet, Mr. Wu is responsible for overseeing the financial operations of iTowNet, the actions of its board of directors and senior management and their compliance with relevant laws and iTowNet’s charter documents.

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

On October 12, 2012, our board of directors received a proposal letter from certain management members and their affiliates, including Mr. Shuang Wang, Ms. Min Dong, Mr. Xiaoguang Ren, Mr. Kin Fai Ng, Mr. Bolin Wu, Mr. Zhonghai Xu and Mr. Tommy Siu Lun Fork, to acquire all of our outstanding shares in a going private transaction. These management members and their affiliates collectively own 32.98% of our outstanding ordinary shares. Any agreements to vote in favor of the proposal may effectively prevent a competing bid for our company, which may be against your best interests.

A significant portion of our total net revenues are generated by our major customers, and the loss of all or part of our net revenues from any of these customers would result in a decline in our total net revenues and a significant increase in our sales and marketing expenditures.

As of April 29, 2013, we have franchise agreements with our four franchisees including (i) Beijing Ninetowns Zhi Fang Software Technology Co., Ltd., or Ninetowns Zhi Fang, (ii) Beijing Ninetowns Xin He Software Technology Co., Ltd., or Ninetowns Xin He, (iii) Guangzhou Ninetowns Wang Li Software Co., Ltd., or Ninetowns Wang Li and (iv) Shenzhen Ninetowns Enke Software Technology Co., Ltd., or Ninetowns Enke, who as a result of their purchases of enterprise software and related customer maintenance services for distribution to end-users, are also four of our largest customers. We currently do not have any distributor.

•

Our net revenues from sales of our enterprise software and related customer maintenance services from Ninetowns Zhi Fang were approximately RMB16.8 million, RMB25.3 million and RMB22.2 million (US$3.6 million), which represented 21.0%, 33.7% and 24.5% of our total net revenues for 2010, 2011 and 2012, respectively.

•

Our net revenues from sales of our enterprise software and related customer maintenance services from Ninetowns Xin He were approximately RMB9.6 million, RMB12.3 million and RMB16.0 million (US$2.6 million), which represented 12.0%, 16.4% and 17.7% of our total net revenues for 2010, 2011 and 2012, respectively.

•

Our net revenues from sales of our enterprise software and related customer maintenance services from Ninetowns Wang Li were approximately RMB7.6 million, RMB8.6 million and RMB8.9 million (US$1.4 million), which represented 9.5%, 11.4% and 9.8% of our total net revenues for 2010, 2011 and 2012, respectively.

•

Our net revenues from sales of our enterprise software and related customer maintenance services from Ninetowns Enke were approximately RMB1.5 million, RMB1.7 million and RMB1.9 million (US$0.3 million) or 1.9%, 2.2% and 2.1% of our total net revenues in 2010, 2011 and 2012, respectively.

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

In 2011, we entered into certain debt repayment agreements with three of our franchisees pursuant to which approximately RMB22.8 million (US$3.7 million) of accounts receivable from those franchisees were written off. As of December 31, 2012, our total net trade receivables amounted to approximately RMB2.3 million (US$0.4 million), which represented approximately 0.4% of our total current assets. As of December 31, 2012, we had an allowance for doubtful debts of approximately RMB1.7 million (US$0.3 million). If any of our franchisees or any of our other customers fails to pay, or delays payment on, all or part of these receivables, we would be required to make additional allowances for doubtful debts and our profitability and financial position could be affected.

Our existing major shareholders have substantial control over us and could delay or prevent a change in corporate control, which could in turn reduce the market price of your ADSs.

Our executive officers, directors and shareholders with 5.0% or more shareholding of our company and their affiliates beneficially own approximately 59.58% of our outstanding ordinary shares. Such concentration of ownership might have the effect of delaying or preventing a change in control of our company which could in turn reduce the market price of our ADSs and the voting and other rights of our other shareholders.

Our failure to market our customer maintenance services to our existing users could impair our planned revenue growth.

We offer one year of customer maintenance services with our iDeclare.CIQ basic package, and charge a fee of RMB1,500 per licensee for customer maintenance services each year thereafter. In 2012, we renewed annual maintenance service contracts with approximately 20,800 users whose contracts were due for renewal in 2012, representing approximately 14.3% of our users whose annual maintenance service contracts were due for renewal in 2012. Not all of our users and potential users were accustomed to being charged for this type of service. In 2012, we recognized approximately RMB55.0 million (US$8.8 million) from the provision of customer maintenance services, including the fees we collected from the pay-per-transaction users, which represents 61.0% of our total net revenue.

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

Sales of iDeclare.CIQ and related customer maintenance services accounted for approximately 62.9%, 81.1% and 66.2% of our total net revenues in 2010, 2011 and 2012, respectively. Any of the following events could materially reduce our total net revenues.

•

any decrease in the demand for or price of iDeclare.CIQ or any increase in competition to iDeclare.CIQ, including but not limited to as a result of the PRC Inspections Administration’s and iTowNet’s endorsement of a comparable product,

•	any significant shift in our marketing efforts,

•	any lasting or prolonged interruption that prevents our enterprise software from delivering data to government entities due to system failures or other factors,

•	any other adverse development specific to iDeclare.CIQ, or

•	a significant slowdown of China’s economy.

A substantial portion of our profits are derived from non-operating income. We cannot guarantee the sustainability of our non- operating income and our financial conditions may be adversely affected if our non-operating income decreases.

We received a substantial amount of income from our investment activities in 2012, including investment in publicly-listed securities in China’s A-Share stock markets and equity securities and call and put options in the U.S. securities markets. We generated approximately RMB65.1 million, RMB32.7 million and RMB113.6 million (US$18.2 million) of gains on sales of short term investments in 2010, 2011 and 2012, respectively. We do not have professional investment expertise or employ professional investment personnel. The success of our investments depends on factors that are not entirely within our control, including the performances and volatility of stock markets in China and U.S. Therefore, we cannot guarantee the sustainability of our gains on sales of short term investments. Should we lose money in our investment activities, our financial condition may be significantly and adversely affected.

Competition could reduce our profit margins and revenues.

We compete with companies that have expertise in marketing and providing government-related software products and services. There are companies that provide software products and services similar to ours. In addition, there are companies in China that provide such products and services to PRC government agencies other than the PRC Inspections Administration. In particular, there are regional software providers in China implementing systems for provincial branches of government agencies such as the Customs General Administration of the PRC, or PRC Customs. Furthermore, we are aware of one other software provider in China, Fujian Rongji Software Development Co., Ltd., or Rongji, that provides enterprise software for PRC Inspections Administration-related filings. We are also aware of several software developers that provide software development services to our customers, in particular to iTowNet. See Item 4 of this annual report, “Information on the Company — Business overview — Competition.” There can be no assurance that other companies will not pursue opportunities relating to the needs of international trade enterprises making government filings in China. Our competitors may have greater marketing, programming, research and development, capital and other resources than we do. These resources could enable our competitors to take aggressive action to gain market share. Additionally, we face competition from the free software distributed by the PRC Inspections Administration and from companies with established reputations and political relationships with PRC government agencies. If we do not compete effectively or if we experience any pricing pressure from our potential competitors, we may experience loss of market share and reduced profit margins and revenues.

Future acquisitions, investments and business initiatives could divert our management’s attention, which may have an adverse effect on our ability to manage our business and expose us to potential risks.

In April 2010, we began offering our B2C e-commerce food and household products through our web portal, www.tootoo.cn.

In 2011, we commenced our PRC real estate development activities by acquiring land use rights and majority interests in companies engaging in the real estate development business. If we are presented with additional opportunities, we may acquire additional complementary companies, products or technologies, or invest in new businesses. Future acquisitions and investments and the subsequent integration of new companies, assets or business ventures would require significant time and attention from our management. The diversion of our management’s attention to integrate such acquisitions or investments and any difficulties encountered in any integration process could have a material adverse effect on our ability to manage our business and expose us to potential risks, including risks associated with the integration of new operations, technologies and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, the inability to generate sufficient revenues to offset the costs and expenses of acquisitions and investments, and potential loss of, or harm to, our relationships with employees, customers and suppliers.

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

Our success depends on our ability to attract, retain, train and motivate highly skilled employees, including experienced software engineers, technical personnel and sales and marketing personnel, all of whom are in great demand in China. In particular, we depend on software engineers who have expertise and experience in creating enterprise software for international trade enterprises as well as providing software development services to PRC government agencies. We also need to hire additional employees who are experienced in the B2C e-commerce and real estate development businesses. We may not be able to attract or retain the key personnel that we need to achieve our business objectives. At times our ability to find and train new employees who have the requisite business experience may not meet the growing demands of our business. As the PRC economy continues to develop, demand for personnel with the skills that we require is expected to increase, which could raise our costs or make it impracticable for us to hire skilled or experienced personnel. Certain of our senior software engineers, technical officers or staff members are not bound by non-competition agreements and those who are not bound could decide to resign or work for our competitors at any time without any contractual restriction. The departure of any of these personnel could have a material adverse effect on our ability to create enterprise software for international trade enterprises, provide software development services to PRC government agencies or develop and expand our business.

If we continue to grant employee share options and other share-based compensation in the future, our net income could be materially and adversely affected.

We have the 2003 Plan, the 2004 Plan (as amended), and the 2006 Share Incentive Plan, or collectively, the Plans. As of December 31, 2012, we granted options under the Plans with the right to purchase a total of 6,185,469 ordinary shares and we granted 3,259,979 non-vested shares, of which 1,728,624 unexercised options and 53,852 unvested shares had been returned to the pool of our share-based awards as a result of resignation from employment by former employees.

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

As we believe is consistent with the practice of other software development companies in China engaged in government-related work, we often commence software development projects based on oral commitments from our customers. As a result, we may need to incur substantial expenses without assurance that we will be paid for our software development services. Furthermore, we may not recognize any revenue from software development projects in any given period because we recognize revenue from such services only when a contract has been signed. If our customers do not pay us, or delay paying us, for our software development services, our working capital requirements and expenses may increase without a corresponding increase in net revenues, which would adversely affect our profitability.

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

Furthermore, the implementation rules of the New EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests in enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is unclear how “domicile” will be interpreted. It may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we and New Take and Shielder are considered as PRC tax resident enterprises for tax purposes, any dividend we pay to our shareholders outside of China or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs will be regarded as China-sourced income and as a result be subject to PRC withholding tax at a rate of up to 10.0%.

The Chinese tax authorities have clarified that distributions made out of pre-January 1, 2008 retained earnings is not subject to the withholding tax. Tax expense for the year ended December 31, 2009 includes an estimated withholding tax related to dividends in excess of pre-January 1, 2008 retained earnings paid by our Chinese subsidiaries to our overseas holding companies.

Additionally, under the New EIT Law, enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC are considered resident enterprises and are generally subject to the enterprise income tax, or EIT, at the rate of 25.0% on its global income. However, the New Income Tax Law does not define the term “de facto management bodies.” Under the implementation rules to the Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and other assets of an enterprise. In addition, the tax circular mentioned above details that certain Chinese-invested enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Certain members of our board of directors and our management are currently located in the PRC and if they remain located in the PRC after the effective date of the New EIT Law, we may be considered to be a resident enterprise and therefore may be subject to the EIT at the rate of 25.0% on our global income in the PRC.

We face uncertainty from the Circular on Strengthening the Administration of Enterprise Income Tax on Non-PRC Resident Enterprise’ Share Transfers (“SAT Circular No. 698”) issued by the PRC State Administration of Taxation, effective as of January 1, 2008.

Pursuant to SAT Circular No. 698, except for the purchase and sale of equity through a public securities market, where a non-resident enterprise transfers the equity interests in a PRC resident enterprise indirectly by disposition of the equity interests in an overseas holding company, or an Indirect Transfer, and the overseas holding company is located in a tax jurisdiction that has an effective tax rate less than 12.5% or does not tax foreign income of its residents, the non-resident enterprise, being the transferor, must report this Indirect Transfer to the appropriate tax authority of the PRC resident enterprise. Using a “substance over form” approach, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such as Indirect Transfer may be subject to PRC tax at a rate of up to 10%. SAT Circular No. 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

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

It is likely that we are considered a passive foreign investment company for 2012, which could lead to additional taxes for U.S. holders of ADSs.

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

It is likely that we are classified as a PFIC for 2012. As a result, U.S. holders of shares may be subject to United States federal income tax consequences that are less favorable than those that would apply if we were not a PFIC.

For example, gain from the sale of our shares may be ineligible for preferential capital gains rates and may be subject to an interest charge. Please see Item 10 of this annual report, “Additional Information — Taxation — United States Federal Income Tax Consequences.”

The success of our B2C e-commerce business depends on our ability to identify and respond to constantly changing consumer preferences.

The e-commerce and retail industries are subject to changing consumer preferences. Consequently, we must stay abreast of emerging lifestyles and consumer trends, and anticipate trends that appeal to existing and potential customers. Shifts in consumer preferences or eating habits away from organic food products may materially affect our business if we do not adjust our product offerings promptly and appropriately. In addition, our continued success depends, in general, on the economic conditions, disposable income and consumer confidence in the areas in which we sell our products, all of which can affect discretionary consumer spending. Adverse changes in these factors would reduce our total net revenues from our B2C e-commerce business and limit our pricing, which will reduce our profitability.

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

We develop our real estate projects through project companies. These project companies must also hold valid qualification certificates to be able to conduct their businesses. Beijing Ninetowns Software Co., Ltd., or Ninetowns Software, Huainan Huacheng Estate Co., Ltd, or Huainan Huacheng, Dalian Aviation Changzheng Technology Development Co., Ltd., or Dalian Changzheng and Binzhou Ruichen Real Estate Development Co., Ltd., or Binzhou Ruichen, have obtained the Provisional Qualification Certificate. We cannot assure you that our project companies will be able to obtain, extend or renew the qualification certificates. If our project companies do not possess valid qualification certificates, the PRC Government may refuse to issue pre-sale and other permits necessary for our property development business. In addition, the PRC Government may impose a penalty on us and our project companies for failure to comply with the licensing requirements. The occurrence of any of the above events may have a material adverse effect on our future business, financial condition and operating results.

Before commencing, and during the course of, the development of a project, we also need to apply for various licenses, permits, certificates and approvals, including land use rights certificates, construction site planning permits, construction work planning permits, construction permits, pre-sale permits and completion acceptance certificates. We need to satisfy various requirements to obtain these certificates and permits. We have obtained the land use rights certificate and construction site planning permit for Yizhuang. We have obtained the land use rights certificate and construction site planning permit for both Phase I and Phase II of the project in Dalian and obtained the construction work planning permit and construction work commencement permit for Phase I. We have obtained the land use rights certificates for our Binzhou Project. To date, we are still in the process of applying for other certificates and permits, and we cannot guarantee that we will not encounter serious delays or difficulties in this process. In the event that we fail to obtain the necessary certificates and permits for any of our projects, or a serious delay occurs, we may not be able to maintain our development schedule and our future business and cash flows may be adversely affected. We may also be forced to forfeit land to the government if we fail to comply with statutory development deadlines imposed under land grants or the terms of the land use rights grant contracts.

Our joint ventures could result in unforeseen expenses or disruptive effects on our business.

In 2011 and 2012, we formed several joint ventures with our partners and we may continue to pursue joint venture opportunities for our real estate business. Any joint venture that we pursue may be accompanied by a number of risks. We may not be in a position to exercise sole decision-making authority regarding the joint ventures. We may not be able to control the quality of products produced by the joint venture. Depending on the terms of the joint venture agreement, we may need the consent of our joint venture partner(s) for the joint venture to take certain actions, such as the payment of distributions. In addition, our joint venture partners and the joint venture themselves may hold different views or have different interests from ours, and therefore may compete in the same market with us, in which case our interest and future development may be materially adversely affected.

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

We do not maintain business liability or disruption insurance and any business disruption or litigation we experience might result in our incurring substantial costs and diversion of resources.

We do not maintain business liability insurance which we believe is in line with the market practice in China. While business disruption insurance is available, we have determined that the risks of disruption and the cost of insurance are such that we do not require it at this time. Any business disruption, litigation or natural disaster might therefore result in substantial costs and diversion of our resources which would have an adverse effect on our business, financial condition and results of operations.

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

Furthermore, any of our anticipated development projects may become unprofitable if we incur additional construction and other development costs due to increases in interest rates or material, labor or other costs over and above the market price at which we are able to sell our property projects and pass on such cost increases to our customers. We may fail to complete the construction of a property on schedule or at all, due to a variety of factors including shortages of materials, equipment, technical skills and labor, adverse weather conditions, natural disasters, labor disputes, disputes with contractors, accidents, changes in the PRC government’s policies, changes in market conditions and delays in obtaining the requisite licenses, permits and approvals from the relevant authorities, which may adversely affect our ability to generate total net revenues or the profitability of our real estate development business.

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

Competition among property developers may result in increased costs for acquiring land for development, increased costs for raw materials, shortages of skilled contractors, oversupply of properties, decrease in property prices in certain parts of the PRC, a slowdown in the rate at which new property developments will be approved and/or reviewed by the relevant government authorities and increases in administrative costs for hiring or retaining qualified personnel, any of which may adversely affect our business and financial position. Our competitors will likely have greater financial resources than are available to us, as well as greater economies of scale and broader brand recognition and may therefore be in a better position than us in acquiring land. If we fail to compete as effectively as our competitors, our future business and financial position may be adversely affected.

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

In addition, there can be no assurance that any growth in the PRC economy will be steady or that any slowdown will not have a negative effect on our business; that deflation will not reoccur in the PRC economy in the foreseeable future; or that the level of international trade to and from China will not cease to grow at historical rates or even decrease, which could negatively impact demand for our enterprise software. Finally, our results of operations and financial condition could be negatively affected by adverse changes in government monetary policies, import/export policies and regulations, tax regulations or policies and regulations affecting the software industry. In recent years, the PRC government implemented a number of measures, such as raising bank reserves against deposit rates, to place additional limitations on the ability of commercial banks to make loans, in order to slow growth in certain segments of the PRC economy it believed to be overheating. These actions, as well as future actions and policies of the PRC government, could result in a reduction in international trade activities involving China, which could in turn reduce the demand for our products and services.

The uncertain legal environment in China could limit the legal protections available to you and could adversely affect our ability to provide our products and services in China.

We conduct our business entirely through our operating subsidiaries and a VIE incorporated in China. Our subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters. However, these laws, regulations and legal requirements are relatively new and are evolving rapidly, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to foreign investors and entities, including you and us, such as the right of foreign-invested enterprises to hold licenses and permits such as customs-related business licenses and permits, software licenses and licenses and approvals necessary to provide services to government enterprises. As the PRC legal system matures, changes in its legislation or interpretation of its legislation may adversely affect our ability to provide our products and services in China.

If the PRC government determines that the VIE structure for operating our business does not comply with PRC government restrictions on foreign investment in the telecommunications industry, we could face severe penalties.

Various regulations in China currently restrict or prevent foreign-invested entities from engaging in the telecommunications services, including Internet-related businesses such as B2B and B2C e-commerce. Because of these restrictions, our B2C operations in the PRC have been conducted through our VIE, Beijing Ronghe Tongshang Network Technology Limited, or Ronghe Tongshang, which is a PRC company that is effectively controlled by our subsidiary, Beijing Ninetowns Investment Co., Ltd., formerly known as Beijing Ninetowns Suitable Estate Co., Ltd., or Beijing Ninetowns Investment, through a series of contractual arrangements.

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

In the opinion of our PRC counsel, Commerce & Finance Law Offices, (i) the ownership structure and the business and operation model of each of Beijing Ninetowns Investment Co., Ltd. or Ninetowns Investment, and our VIE are in compliance with applicable PRC laws and regulations in all material aspects, and (ii) each contract that Beijing Ninetowns Investment entered into with our VIE and its shareholders is valid and binding, and will not result in any violation of PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the MIIT circular discussed above. Accordingly, we cannot assure you that the PRC regulatory authorities will ultimately take a view that is consistent with the opinion of our PRC counsel.

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

Beijing Ninetowns Investment’s contractual arrangements with Ronghe Tongshang and its shareholders may not be as effective in providing control over them and such shareholders may have potential conflicts of interest with us.

We do not have ownership interest in our VIE and we conduct substantially all of our B2C e-commerce operations through contractual arrangements that Beijing Ninetowns Investment entered into with Ronghe Tongshang and its shareholders. Such contractual arrangements are designed to provide us with effective control over our VIE. We depend on our VIE to hold and maintain certain licenses necessary for our B2C e-commerce businesses. Our VIE also owns all of the necessary intellectual properties, facilities, employees and other assets relating to the operation of our B2C e-commerce business.

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

In early 2003, several economies in Asia, including Hong Kong and China, were affected by the outbreak of Severe Acute Respiratory Syndrome, or SARS. Several confirmed or suspected SARS cases were reported in early 2004 in Beijing and Anhui Province in China. In addition, lethal outbreaks of avian influenza infection among poultry were reported by several countries in Asia, including China in 2005. In March 2007, February 2008, and early 2009, several fatal cases of avian influenza were reported in various provinces across China. In April 2009, lethal outbreaks of swine flu were reported by several economies around the world, including Hong Kong and various provinces across China. In early June 2009, the World Health Organization declared the outbreak to be a pandemic, while noting that most of the illnesses were of moderate severity. The PRC Ministry of Health has reported several hundred deaths caused by the swine flu. There have been recent reports of outbreaks of an avian flu caused by the H7N9 virus, including confirmed human cases, in China. If there is a recurrence of an outbreak of SARS, avian influenza or swine flu, it may adversely affect our total net revenues, growth and profits. For instance, a recurrence of SARS, avian influenza, swine flu or any other epidemic may reduce the level of economic activity in affected areas and negatively impact international trade activities involving China, which could have a negative impact on our business. In addition, health or other government regulations may require temporary closure of our offices, government offices or the offices of our customers, which will severely disrupt our business operations and have a material adverse effect on our total net revenues, growth and profits.

Restrictions on currency exchange may limit our ability to receive and use our revenues to, among other things, pay dividends and make distributions.

Because most of our future revenues are expected to be in the form of Renminbi, any future restrictions on currency exchanges may limit our ability to use revenues generated in Renminbi to fund future business activities outside China or to make dividend or other payments in U.S. dollars. There are significant restrictions on the convertibility of the Renminbi, including the restriction that foreign-invested enterprises may only buy, sell and/or remit foreign currencies after providing valid commercial documents at banks authorized to conduct foreign exchange business. In addition, conversion of Renminbi for capital account items, including direct investment and loans, is subject to approval of the State Administration of Foreign Exchange of the PRC, or SAFE, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of the Renminbi, especially with respect to foreign exchange transactions.

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

Because of uncertainty over how Notice 75 will be interpreted and implemented, we cannot predict how it will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries’ or VIE’s ability to conduct foreign exchange activities, such as remitting dividends and foreign- currency denominated borrowings, may be subject to compliance with Notice 75 requirements by our PRC resident shareholders. Despite our efforts to fully comply with the SAFE regulations, we cannot assure you that we will obtain, or receive waivers from, any necessary approvals or not be found in violation of the SAFE regulations or any other related foreign exchange regulations. In particular, we cannot assure you that we will be able to cause all our present or prospective PRC resident shareholders to comply with all SAFE regulations. Any failure by our PRC resident shareholders to comply with Notice 75 or our inability to secure required approvals or registrations may subject us to fines or legal sanctions, limit our subsidiaries’ ability to make distributions or pay dividends, restrict our overseas or cross-border investment activities or affect our ownership structure, any of which could materially affect our business and prospects.

All participants in our existing equity compensation plans who are PRC citizens may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional equity compensation plans for our directors, employees and other parties under PRC law.

In December 2006, the PBOC promulgated the Administrative Measures for Individual Foreign Exchange, which set forth the requirements for foreign exchange transactions by PRC individuals under either current accounts or capital accounts. In January 2007, SAFE issued the Implementation Rules of the Administrative Measures for Individual

Foreign Exchange, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly listed company. On March 28, 2007, SAFE promulgated the Processing Guidance on Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas-Listed Companies Hui Zong Fa [2007] No. 78, Circular 78. On 15 February 2012, SAFE issued a new Circular on Domestic Individuals’ Participation in Share-based Incentive Plans of overseas Listed Companies (Hui Fa [2012] No. 7), or Circular 7, to replace Circular 78. Under Circular 7, PRC citizens who participate in share-based incentive plans of an overseas publicly listed company are required, through a qualified PRC domestic agent or PRC subsidiary of such overseas publicly listed company, to register with the SAFE and complete certain other procedures. We believe that the registration and approval requirements contemplated in Circular 7 will be burdensome and time consuming.

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

Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the statutory general reserve fund, which requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends until the cumulative amount of such reserves reaches 50% of its registered capital. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances. The restricted portion amounted to approximately 56.1% of our total consolidated net assets as of December 31, 2012.

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

Our management has determined that our internal control over financial reporting as at December 31, 2012 was effective. However, it is possible that we or our independent registered public accounting firm may identify other significant deficiencies or material weakness in future periods. Such results could cause our investors to lose confidence in the reliability of our internal controls over financial reporting, which could adversely affect the trading price of our ADSs. Furthermore, we anticipate that we will continue to incur increased costs and devote significant management resources to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

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

Item 4. Information on the Company.

A. History and development of the Company

We are a Cayman Islands holding company and conduct substantially all of our business through our operating subsidiaries and VIE in China.

We were incorporated in the Cayman Islands as a limited liability company on February 8, 2002 as “Ninetowns Digital World Trade Technology Holdings Limited”. We changed our name to “Ninetowns Digital World Trade One Technology Holdings Limited” on June 14, 2002 and then to “Ninetowns Digital World Trade Holdings Limited” on April 7, 2003.

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

On September 27, 2006, we changed our name to “Ninetowns Internet Technology Group Company Limited.”

In December 2010, Beijing Ninetowns Investment acquired a 29.7% equity interest in Shouchuang Caifu Gengyin (Tianjin) Equity Investment Fund Limited Partnership, or Shouchuang Gengyin.

On February 24, 2011, Ninetowns Ports acquired a 70% equity interest in Dalian Changzheng, a PRC limited liability company originally established by Aviation Wanyuan Industry Co., Ltd., or Aviation Wanyuan, for RMB117.0 million. Following the acquisition of this equity interest, we began including the results of operation and other financial data of Dalian Changzheng in the consolidated financial statements of the Company beginning with the fiscal year ended December 31, 2011.

On March 10, 2011, we dissolved Shanghai Tootoo.

On March 16, 2011, Huainan Ninetowns Suitable Estate Co., Ltd., or Huainan Suitable Estate, a PRC company with registered capital of RMB10.0 million was established by Ninetowns Ports. On June 28, 2011, Zhongcheng Trust Co., Ltd., or Zhongcheng, entered into a capital increase agreement with Ninetowns Ports and Huainan Suitable Estate to inject the funds raised under the “2011 Zhongcheng Trust Huainan Investment Trust Plan”, or the Investment Trust Plan into Huainan Suitable Estate . Zhongcheng and Ninetowns Ports agreed to increase the registered capital of Huainan Suitable Estate by RMB90.0 million to RMB100.0 million. After the capital increase in July 2011, 10% of Huainan Suitable Estate’s total registered capital was held by Ninetowns Ports and 90% was held by Zhongcheng.

The Investment Trust Plan was subsequently terminated in February 2012 due to a delay in the development of the “Smarter Town” project. As a result of the termination of the Investment Trust Plan, Zhongcheng transferred its 90% equity interest in Huainan Suitable Estate to Ninetowns Ports and Huainan Suitable Estate became a wholly owned subsidiary of Ninetowns Ports.

On March 30, 2011, Huainan Huacheng, a PRC company with registered capital of RMB8.0 million, was established by Huainan Suitable Estate as Huainan Suitable Estate’s wholly owned subsidiary. In September 2011, we increased the registered capital of Huainan Huacheng from RMB8.0 million to RMB20.0 million. In November 2011, Huainan Huacheng transferred RMB80.0 million from additional paid in capital to registered capital, thereby increasing its registered capital from RMB20.0 million to RMB100.0 million.

On April 7, 2011, Huainan Huacheng acquired the land use rights for approximately 141,000 square meters of undeveloped land in Huainan, Anhui Province, China from the Huainan Land Resource Bureau. The total consideration was approximately RMB258.0 million. We plan to develop a mixed-use real estate project tentatively named “Smarter Town” on this land.

On April 11, 2011, Dalian Changzheng acquired the land use rights for approximately 20,970 square meters of undeveloped land in the Dalian High and New Technology Industry Park from the Dalian Land Resource Bureau for RMB280.0 million, of which Ninetowns Ports contributed approximately RMB153.0 million and Aviation Wanyuan contributed approximately RMB127.0 million.

On April 22, 2011, Beijing Ronghe Zhihui Network Software Services Co., Ltd., or Beijing Ronghe Zhihui, a PRC company with registered capital of RMB50.0 million was established. Beijing Ronghe Zhihui is wholly owned by Beijing Ninetowns Investment.

On August 5, 2011, Beijing Ronghe Tongshang Electronic Business Co., Ltd., or Ronghe Tongshang Electronic, a PRC company with registered capital of RMB10.0 million was established. Ronghe Tongshang Electronic is wholly owned by Ronghe Tongshang.

On August 30, 2011, Beijing Sky acquired all the equity interests in Beijing Huaixiang Modern Agriculture Technology Co., Ltd., or Huaixiang Modern Agriculture, a limited liability company originally established on November 8, 2004 in China with registered capital of RMB1.0 million, for RMB2.2 million.

On September 29, 2011, we established Shouchuang Caifu Ninetowns (Tianjin) Equity Investment Fund Partnership (Limited Partnership), or Shouchuang Caifu Ninetowns, a PRC limited partnership, with Shouchuang Huaxia (Tianjin) Equity Investment Fund Management Co., Ltd., or Shouchuang Huaxia, and Shouchuang Gengyin. We are a limited partner and committed to contribute RMB80.0 million to Shouchuang Caifu Ninetowns pursuant to the partnership agreements. As of April 29, 2013, Beijing Ronghe Zhihui has contributed approximately RMB65.0 million in Shouchuang Caifu Ninetowns. The remaining RMB15.0 million is expected to be paid on October 31, 2013. As of April 29, 2013, we hold a 68% equity interest in Shouchuang Caifu Ninetowns.

On December 20, 2011, Shouchuang Caifu Ninetowns acquired 99% of the equity interests in Binzhou Ruichen, a PRC limited liability company originally established on September 8, 2009, with registered capital of RMB10.0 million, for RMB9.9 million.

On June 15, 2012, Beijing Ninetowns Investment acquired a 35% equity interest in Beijing Shouchuang Huaxia Ninetowns Real Estate Development Co., Ltd., or Ninetowns Real Estate, for RMB3.5 million (US$0.6 million). We had paid RMB0.7 million (US$0.1 million) as of April 29, 2013. An additional contribution of RMB2.8 million (US$0.5 million) is expected to be paid on June 13, 2014.

On July 16, 2012, Beijing Ninetowns Investment acquired a 22% equity interest in Beijing Juxin Fugao Investment Management Center Limited Partnership, or Beijing Juxin Fugao, for RMB0.1 million (US$21,000).

In October 2012, Beijing Ninetowns Investment contributed RMB13.96 million (US$2.0 million) to Shouchuang Gengyin and increased its total commitment from RMB29.7 million (US$4.8 million) to RMB49.5 million (US$8.0 million).

In November 2012, Shouchuang Gengyin contributed an addition of RMB10.0 million (US$2.0 million) to Shouchang Caifu Ninetowns and thus increased its investment in Shouchuang Ninetowns to RMB20.0 million (US$3.0 million).

In December 2012, upon the withdrawal from the partnership of one of the limited partners, Beijing Ninetowns Investment’s interest in Shouchuang Gengyin increased to 49.5%.

We conduct our business in China through our PRC subsidiaries and the VIE. As of April 30, 2013, our wholly owned or majority owned PRC subsidiaries include Ninetowns Ports, Guangdong Ninetowns, Beijing Ninetowns Investment, Dongguan Ninetowns, Dalian Changzheng, Beijing Ronghe Zhihui, Huainan Suitable Estate and Huainan Huacheng and several wholly owned subsidiaries which are currently inactive. Please refer to F-12 of the financial statements attached to this annual report for the names of our inactive subsidiaries. We also have equity investments in two limited partnerships Shouchuang Caifu Gengyin and Shouchuang Caifu Ninetowns and minority equity interests in Ninetowns Real Estate and Beijing Juxin Fugao. Please refer to Item 4 of this annual report, “Information on the Company — Organizational structure” on page 52 for the full names of our subsidiaries and VIE, their country of incorporation and the proportion of our ownership of each as of April 29, 2013.

Our capital expenditures (excluding those incurred in connection with our real estate projects) totaled approximately RMB4.9 million, RMB6.5 million and RMB8.5 million (US$1.4 million) in 2010, 2011 and 2012, respectively, consisting primarily of payments associated with purchases of property and equipment and other fixed assets. We expect to incur capital expenditures of approximately RMB6.7 million (US$1.1 million) in 2013 to purchase equipment and software products to support our new software development projects and B2C e-commerce business. We believe that our available cash and cash equivalents will be sufficient to meet our capital needs for our B2C e-commerce and sales of software and related maintenance services and software development businesses for at least the next 12 months.

In 2010, 2011 and 2012, we incurred nil, RMB305.0 million and RMB34.0 million (US$5.0 million) in capital expenditure for our real estate projects. As of December 31, 2012, we had incurred capital expenditure of approximately RMB331.0 million (US$53.0 million) in connection with Phase I of the Dalian Project. We expect to receive the pre-sale permit and commence pre-sales of Phase I of our Dalian Project in the second half of 2013. We expect to deliver Phase I of the Dalian Project in the fourth quarter of 2014. Phase II of our Dalian Project and our three other projects are in the planning stage, and we do not expect to commence construction in 2013. We expect to incur an additional RMB332.0 million (US$53.0 million) of capital expenditure in connection with the construction of Phase I of our Dalian Project and we may seek external financing, for example, bank loans, from time to time to fund our capital expenditures for our real estate projects.

Our principal executive offices are located at 22nd Floor, Building No. 1, Capital A Partners, No. 20 Gongti East Road, Chaoyang District Beijing 100020, People’s Republic of China. Our telephone number in China is (86 10) 6589-9922. We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent for service of process in the United States.

Going private transaction

On October 12, 2012, our board of directors received a proposal letter from Mr. Shuang Wang, a director and the chief executive officer of the Company, Ms. Min Dong, wife of Mr. Shuang Wang and senior vice president of legal affairs, administration and human resources of the Company, Value Chain International Limited, a company incorporated under the laws of the British Virgin Islands and wholly owned by Mr. Shuang Wang and Ms. Min Dong, Mr. Xiaoguang Ren, president of the Company, Mr. Kin Fai Ng, a director, senior vice president and secretary of the Company, Oriental Plan Developments Limited, a company incorporated under the laws of the British Virgin Islands and wholly owned by Mr. Kin Fai Ng, Mr. Bolin Wu, chief technology officer of the Company, Mr. Zhonghai Xu, general manager for research and development of the Company, and Mr. Tommy Siu Lun Fork, chief financial officer of the Company, to acquire all of our outstanding shares in a going private transaction. Our board of directors has formed a special committee of independent directors to consider the transaction.

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

Our enterprise software products consist of standardized, easy-to-install applications that simplify the declaration and approval process for international trade enterprises in China. Our enterprise software automates and facilitates the processing of the required import/export declarations and approvals in a cost-efficient, user-friendly and legally-compliant manner over the Internet, utilizing an electronic infrastructure we helped build that links together numerous branch offices of the PRC Inspections Administration.

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

In August 2005, the PRC Inspections Administration selected our company as the winning bidder in connection with the PRC Inspections Administration’s request for proposals for the development of a software product that has certain basic functionalities similar to those of iDeclare.CIQ and iProcess.CIQ. The PRC Inspections Administration paid a one-time fee of RMB3.3 million to purchase the ownership of the software product that we developed. The development of such software product was completed in December 2005 and the PRC Inspections Administration commenced to distribute such software products free-of-charge to end-users in February 2006. The distribution of free software products has had and may continue to have a significant adverse effect on our business, our results of operations and profitability.

In May 2007, the PRC Inspections Administration selected our company as one of the winning bidders in connection with the PRC Inspections Administration’s request for proposals for servicing the free import/export e-filing software provided by the PRC Inspections Administration. We believe that the PRC Inspections Administration decreased its efforts to promote its free software starting since 2008 and there is uncertainty surrounding the PRC Inspections Administration’s future promotional plans for its free software. Our financial outlook from maintenance servicing of the free software products were negatively impacted for the reasons stated above.

We believe there were approximately 143,500, 145,100 and 146,300 licensees of our enterprise software as of December 31, 2010, 2011 and 2012, respectively. We generated net revenues from sales of our enterprise software and related customer maintenance services of RMB49.7 million, RMB61.0 million and RMB59.8 million (US$9.6 million) in 2010, 2011 and 2012, respectively, which represents 62.9%, 81.3% and 66.2% of our total net revenues in 2010, 2011 and 2012, respectively. We generated net revenues of RMB23.8 million, RMB6.0 million and RMB7.5 million (US$1.2 million) from software development services in 2010, 2011 and 2012, respectively, which represents 30.2%, 7.9% and 8.2% of our total net revenues in 2010, 2011 and 2012, respectively.

We intend to increase our revenues from sales of enterprise software and related customer maintenance services, and software development services primarily by leveraging and strengthening our market reputation, enhancing value for our clients through broader product offerings and improved customer services, expanding our client base through increased marketing, maintaining our leadership in technical and industry knowledge and pursuing selective strategic acquisitions, collaborations and investments. However, given the uncertain impact on our business resulting from the distribution and promotion of free software products by the PRC Inspections Administration to end-users and the fluctuating recovery from the 2008 financial crisis, we cannot predict the growth in our revenues, if there are any at all.

B2C e-commerce

In 2009, we expanded our research and development initiatives to the development of our B2C e-commerce platform. In April 2010, we began offering organic food and household products through our web portal, www.tootoo.cn. Throughout the second half of 2009 and in the early part of 2010, we made significant progress on our B2C e-commerce initiative. In April 2010, the online retail platform www.tootoo.cn underwent a complete upgrade with the addition of new features including a convenient online payment service and a more diverse offering of organic products, fresh vegetables and fruits, and household goods. Furthermore, we established our first warehouse with a total area of approximately 4,300 square meters, functionally divided into an ordinary temperature warehouse, refrigerated / frozen warehouse, processing workshop, office and other functional facilities in 2010. In 2012, we further improved the layout and functionality of our website to provide a better user experience and help our customers search and find information more efficiently.

We believe we are the first retailer in Beijing to offer home deliveries of guaranteed fresh produce and groceries. We believe that the market for online shopping in China is large and growing quickly. While the e-Grocery market represents a small and nascent segment of the broader e-commerce industry, we are optimistic about the future prospects of this market in China.

We deliver fresh produce from our warehouses directly to our customers located in a number of residential communities in Beijing. We utilize carefully planned delivery routes and various state-of-the-art refrigeration equipment and specially equipped vehicles to achieve “Unbroken Cold Chain Logistics” for our fresh food delivery service. We are able to efficiently control product storage and movement at a low cost through the use of our proprietary product tracking system, warehouse management system and delivery data management system, all of which are supported by our advanced information technology. Our industry, which includes organic and natural foods and dietary supplements, has had significant growth over the last several years, driven in large part by increased public interest in health and nutrition. In 2011 and 2012, we achieved an increase in revenue and number of orders, which we believe further affirms the market potential for our organic food and household products. We expect to continue our efforts to expand our B2C e-commerce business by leveraging our existing quality control related expertise and experience to expand our product offerings as future opportunities present themselves. Specifically, we believe our “Unbroken Cold Chain Logistics” could give us an advantage in the e-commerce and service industries due to the guaranteed delivery of fresh produce.

We recognized net revenue of RMB5.4 million, RMB8.2 million and RMB23.1 million (US$3.7 million) from our B2C e-commerce business in 2010, 2011 and 2012, respectively, which represents 6.9%, 11.0% and 25.6% of our total net revenues in 2010, 2011 and 2012, respectively.

Real estate development

We began our real estate development activities in April 2011.

Yizhuang Project

In October 2008, we acquired land use rights for a plot of undeveloped land located in Lu Dong District, Beijing Economic Technological Development Area, or Yizhuang, which consists of approximately 58,530 square meters, from the Yizhuang Substation of the PRC Country Resources Bureau for RMB30.2 million. The land use rights have a contractual useful life of 50 years. This land was originally approved for self-use. In January 2012, we received approval to change the construction planning of Yizhuang to a mixed-use real estate project. As of April 29, 2013, the Yizhuang Project is still in the planning stage and we do not expect to commence construction in 2013.

Huainan Project

In April 2011, we entered into an agreement to purchase a plot of undeveloped land located in Huainan, Anhui province of China, which consists of approximately 141,000 square meters. The purchase price was RMB1,830 per square meter, or approximately RMB258.0 million in total, of which RMB129.0 million had not been paid as of April 29, 2013 due to a delay by the local government in relocating the residents living on that land. We do not have any land use right certificate for that land yet but expect to obtain them after the purchase price is fully paid. We intend to develop a mixed-use real estate project tentatively named “Smarter Town” on this land. We also intend to (i) design, develop, construct, market and sell certain retail and residential units, (ii) design and construct an “Internet of Things” exhibition park and (iii) design and construct a community hospital on this land.

In June 2011, in order to finance the costs and expenses related to the “Smarter Town” project, Zhongcheng organized and offered the Investment Trust Plan. Pursuant to the terms of the Investment Trust Plan, Zhongcheng issued (i) 150,000,000 preferred trust units for RMB150.0 million to certain investors and (ii) 160,000,000 ordinary trust units to Ninetowns Ports, a wholly owned indirect subsidiary of the Company, in exchange for the assignment of certain creditor’s rights for RMB160.0 million in Huainan Huacheng. To inject the funds raised under the Investment Trust Plan into Huainan Huacheng, the project company of the “Smarter Town” project, Zhongcheng and Ninetowns Ports entered into a capital increase agreement pursuant to which Zhongcheng made a capital investment of RMB150.0 million to Huainan Suitable Estate, a wholly owned subsidiary of Ninetowns Ports and the sole shareholder of Huainan Huacheng. As a result of such investment, Zhongcheng obtained a 90% equity interest in Huainan Suitable Estate. The funds injected into Huainan Suitable Estate were later injected into Huainan Huacheng by way of a capital increase by Huainan Suitable Estate.

In February 2012, the Investment Trust Plan was terminated due to a delay in the development of the “Smarter Town” project. As a result of the termination, Zhongcheng transferred the equity interest that it held in Huainan Suitable Estate to Ninetowns Ports and in exchange Huainan Huacheng repaid the debt of RMB160.0 million plus interest of approximately RMB13.0 million to Zhongcheng. We plan to continue the development of the “Smarter Town” project and may seek other financing alternatives in the future. As of April 29, 2013, Huainan Project is still in the planning stage and we do not expect to commence construction in 2013.

On March 6, 2013, a third party filed a lawsuit against Mr. Shuang Wang and three of our subsidiaries claiming, among other things, a 25% equity interest in Huainan Huacheng. Please refer to “Item 8. Financial Information - A. Consolidated statements and other financial information – Legal Proceedings” for more information regarding this lawsuit.

Dalian Project

In April 2011, we acquired land use rights for two plots of undeveloped land located in Dalian, Liaoning province of China through Dalian Changzheng, our 70%-owned subsidiary. The two plots consist of approximately 20,790 square meters. The purchase price was RMB13,350 per square meter, or approximately RMB280.0 million in total, all of which has been fully paid. The two plots of land are permitted for commercial and residential use. Phase I of our Dalian project involves land of approximately 14,810 square meters with a gross floor area, or GFA, of approximately 76,390 square meters, on which we plan to construct office buildings and residential buildings. The construction of Phase I commenced in December 2011. We expect to receive the pre-sale permit and commence pre-sales in the second half of 2013. We expect to deliver Phase I of the Dalian Project in the fourth quarter of 2014. Phase II of our Dalian project involves land of approximately 6,160 square meters with a GFA of approximately 30,190 square meters. As of April 29, 2013, Phase II of Dalian Project is still in the planning stage and we do not expect to commence construction in 2013.

Binzhou Project

In 2011, we acquired a limited partnership interest in a partnership with Shouchuang Huaxia and Shouchuang Gengyin to invest in the development of a residential real estate project located in Binzhou, Shandong Province, China. As of April 29, 2013, Beijing Ninetowns Investment holds a 49.5% interest in Shouchuang Gengyin. On December 20, 2011, Shouchuang Caifu Ninetowns acquired a 99% equity interest in Binzhou Ruichen, a PRC limited liability company originally established on September 8, 2009 with a registered capital of RMB10.0 million, for RMB9.9 million. The land use rights will expire in 70 years. Binzhou Ruichen expects to fund the Binzhou project through commercial bank loans and loans from shareholders. Shouchuang Caifu Ninetowns and Beijing Wanglian Jiye Software Technology Co., Ltd. entered into an entrustment loan arrangement in December 2011 pursuant to which Shouchuang Caifu Ninetowns entrusted a commercial bank to lend to Beijing Wanglian Jiye Software Technology Co., Ltd. up to RMB75.0 million. Beijing Wanglian Jiye Software Technology Co., Ltd. will then lend the same amount to Binzhou Ruichen. Shouchuang Caifu Ninetowns owns 99% of the equity interests in Binzhou Ruichen. We are a limited partner of, and hold a 68% equity interest in, Shouchuang Caifu Ninetowns. As of April 29, 2013, Binzhou Ruichen borrowed RMB67.0 million under the entrustment loan arrangement. Shouchuang Caifu Ninetowns has the right, but not the obligation, to provide further funding to the project company. As of April 29, 2013, Binzhou Project is still in the planning stage and we do not expect to commence construction in 2013.

We intend to participate in real estate development projects that involve three product models (i) intelligent residential communities, (ii) smarter senior living communities and (iii) e-commerce bio-system industrial parks, primarily in third-tier and fourth-tier cities in China. We expect to focus on the development projects that we have acquired and also explore other real estate related opportunities, for instance, by cooperating with local governments and real estate investment funds.

Products and services

In 2010, 2011 and 2012, we derived 62.9%, 81.3% and 66.2% of our total net revenues from sales of enterprise software and related customer maintenance services, 30.2%, 7.9% and 8.2% of our total net revenues from the provision of software development services, and 6.9%, 11.0% and 25.6% of our total net revenues from our B2C e-commerce business. We did not generate any revenue from real estate development because all of our projects are currently in the planning stage or under construction, and we have not pre-sold any units.

The products and services we offered during the last three financial years included the following:

Enterprise software

Our sales of the iDeclare.CIQ basic packages and related customer maintenance services (including those sold on a per-transaction fee basis) represented more than 99% of our net revenues from sales of enterprise software and related customer maintenance services in each of 2010, 2011 and 2012. In addition to iDeclare.CIQ series, we also sell iProcess.CIQ and iQM series products. However, the revenue from the sales of those two series products were insignificant in each of 2010, 2011 and 2012.

iDeclare.CIQ series

Commercially introduced in August 2000, the iDeclare.CIQ series of products enables international trade enterprises to complete the declaration process electronically over the Internet. The iDeclare.CIQ basic package includes six separate software functions and one year of basic customer maintenance services. We charge a one-time license fee of RMB4,500 and RMB1,500 for each additional year of customer maintenance services, which includes a number of value-added services in addition to the basic maintenance services, such as site visits to carry out maintenance procedures and automatic software updates. In 2010, 2011 and 2012, we generated RMB49.6 million, RMB61.0 million and RMB59.8 million (US$9.6 million), respectively, from sales of the iDeclare.CIQ basic packages and related customer maintenance services (including those sold on a per-transaction fee basis). We sold 1,139 iDeclare.CIQ software packages and 20,824 iDeclare annual maintenance service contracts in 2012 compared to 1,641 iDeclare.CIQ software packages and 18,734 iDeclare annual maintenance service contracts sold in 2011. In 2012, sales of iDeclare software packages were impacted by the lower level of import/export transactions as a result of slower overall economic growth in China. However, sales of iDeclare service contracts increased year-over-year in 2012 in light of the large installed base of customers who require maintenance services.

We sold 379 annual maintenance contracts in 2012 to users who are currently using the free software offered by the PRC Inspection Administration, which represents a decrease from 646 maintenance service contracts sold in 2011 to users who were at that time using the free software offered by the PRC Inspection Administration.

We also provide a pay-per-transaction option to our customers. We generated RMB30.9 million, RMB38.8 million and RMB35.1 million (US$5.6 million) from such pay-per-transaction filing fees, which represents 62.3%, 63.6% and 58.7% of our net revenues for sales of enterprise software and related customer services in 2010, 2011 and 2012, respectively.

We offer trial versions of our new software functions to existing users until we commercially launch these software functions. Once commercially launched, these new software functions will not offered as part of the iDeclare.CIQ basic package and a user must pay additional fees in order to use the new software functions.

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

Software development services

We provide software development services to PRC government agencies, their related entities and their third party service providers in order to enhance their electronic data exchange, processing and monitoring capabilities. Our software development services consist of the design, development and maintenance of, and enhancement to: (i) the internal software systems used by PRC government agencies and their related entities to process electronic filings made with our enterprise software, and (ii) the data exchange platforms which serve as the interface between these systems and users of our enterprise software. We generated net revenues of RMB23.8 million, RMB6.0 million and RMB7.5 million (US$1.2 million) from software development services in 2010, 2011 and 2012, respectively, which represents 30.2%, 7.9% and 8.2% of our total net revenues in 2010, 2011 and 2012, respectively.

B2C e-commerce

In April 2010, we began offering food and household products through our web portal, www.tootoo.cn, which currently carries over 3,000 products in 16 different categories, including fresh fruits and vegetables, seafood, snacks, drinks, fresh and frozen meat, nutritional supplement and household supplies. Our B2C e-commerce business is still in the development stage and thus we cannot assure you that we will successfully establish it as one of our primary businesses.

Real estate development

We currently have four real estate development projects, each of which is either in the planning stage or under construction. Please refer to “Item 4 — Information on the Company — B. Business Overview — Real Estate Development” for more information regarding these four real estate projects.

Seasonality

There is no particular seasonal fluctuation in our sales except that net revenues from sales of our enterprise software and related customer maintenance services (including those sold on a per-transaction fee basis) in the first quarter are typically lower than in other quarters. This is primarily due to decreased business activities throughout China before, during and after the Chinese New Year holidays, which occur in January or February each year.

Suppliers and quality

Software development and customer maintenance services

We are committed to delivering enterprise software and services of consistently superior quality to our customers. We believe our commitment to quality and our total quality management system are key elements to our operation as a leading provider of enterprise software to international trade enterprises and trade-related PRC government agencies.

On August 3, 2004, our wholly owned subsidiary Beijing Ninetowns Ports was awarded the ISO 9001:2000 Quality Management System Recognition Certificate. ISO 9001:2000 is a worldwide quality management system certification program regarding management system standards administered by the International Organization for Standardization. The certificate is renewable every three years and our current certificate is valid until July 22, 2013. In addition, our enterprise software iDeclare.CIQ has been endorsed by the PRC Inspections Administration for electronic customs declaration.

B2C e-commerce

We endeavor to ensure the quality of the products we sell. We source most of our fresh products, for example, fruits, vegetables and poultry, directly from ultimate suppliers, including organic farms. We also lease approximately 703,200 square meters of land in Beijing on which we farm fruit and vegetables and raise swine and poultry. We have a comprehensive and strict supplier qualification system to ensure that their products meet our specifications and standards. We have over 19 employees in our products purchasing department. We select our suppliers based on a range of factors, including product quality, price, reliability, reputation, ability to meet our delivery timeline and ability to increase their production capacity along with the increase in our business. We communicate actively with our suppliers to clarify our requirements, conduct onsite inspections and examine every delivery thoroughly when they arrive at our warehouses. Many of our organic products suppliers are inspected and certified by China Organic Food Certification Center, or ECOCERT SA. China Organic Food Certification Center is a professional organization under the Ministry of Agriculture of China responsible for organic food certification and management. ECOCERT SA is an organic certification organization based in Europe and one of the largest organic certification organizations in the world. We have established a supply network that is characterized by on-demand procurement which enables us to enhance our purchasing power and control costs.

Real estate development

We emphasize quality control to ensure that our construction projects meet our quality requirements. We select only experienced design and construction companies. To ensure construction quality, our construction contracts contain quality warranties and penalty provisions for poor work quality. In the event of delays or poor work quality, the contractor may be required to pay pre-agreed damages under our construction contracts.

We require examination of contractors’ materials and supplies, on-site inspection and progress reports during construction. We also require our contractors to comply with relevant PRC laws and regulations. Our project construction management team consists of 21 employees as of December 31, 2012, all of whom are professionally qualified civil engineers or surveyors. In addition, the construction of real estate projects is regularly inspected and supervised by PRC governmental authorities.

Sales and marketing

Sale of software and related customer maintenance services and software development

We have implemented our sales and marketing strategy in three phases. In the first phase, we relied mainly on direct sales of new software products to international trade enterprises. In the second phase, we used authorized distributors to reach additional international trade enterprises. In the third phase, we helped third parties establish franchisees to sell our software products. Our intention is to continue to use a focused strategy designed to further enhance our brand name and acquire new customers by recruiting franchises, which will use the “Ninetowns” brand name in the sales and marketing of our enterprise software.

Direct sales and marketing

As of the date of this annual report, we had a small sales and marketing force consisting of 23 people, serving mainly the southern regions of China. Our sales and marketing representatives also perform customer maintenance services.

Our annual sales targets are set by our general manager of sales and marketing according to regional sales plans and are reviewed quarterly. We have an incentive-based sales scheme whereby salespersons are rewarded based on achievement of sales targets.

Sales by our franchisees

It is our current strategy to expand our franchisee network to undertake marketing, distribution and service activities using the “Ninetowns” brand name. As of the date of this annual report, we have four franchisees: Ninetowns Enke, Ninetowns Zhi Fang, Ninetowns Xin He and Ninetowns Wang Li.

•

Our franchise relationship with Ninetowns Enke began in February 2004. Ninetowns Enke is also our sales agent for after sales maintenance services for our enterprise software. In January 2013, we entered into a new franchise agreement with Ninetowns Enke for our software product, iQs under the iProcess.CIQ series. Our franchise agreement with Ninetowns Enke for iQs expires on December 31, 2013 and does not contain any minimum sales commitment. In January 2013, we also entered into a new franchise agreement with Ninetowns Enke for our software product, iDeclare.CIQ basic package. Our franchise agreement with Ninetowns Enke for iDeclare.CIQ expires on December 31, 2013 and does not contain any minimum sales commitment.

•

Our relationship with Ninetowns Zhi Fang began in 2005. In January 2013, we entered into new franchise agreements with Ninetowns Zhi Fang and its affiliate, Beijing Ninetowns Zhi Fang Software Technology Co., Ltd. Shanghai Branch, or Ninetowns Zhi Fang Shanghai Branch, for our software product, iQs under the iProcess.CIQ series. Our franchise agreements with Ninetowns Zhi Fang and Ninetowns Zhi Fang Shanghai Branch for iQs expire on December 31, 2013 and do not contain any minimum sales commitment. In January 2013, we also entered into new franchise agreements with Ninetowns Zhi Fang and Ninetowns Zhi Fang Shanghai Branch, for our software product, iDeclare.CIQ basic package. Our franchise agreements with Ninetowns Zhi Fang and Ninetowns Zhi Fang Shanghai Branch for iDeclare.CIQ expire on December 31, 2013 and do not contain any minimum sales commitment.

•

Our relationship with Ninetowns Xin He began in 2006. In January 2013, we entered into a new franchise agreement with Ninetowns Xin He for our software product, iQs under the iProcess.CIQ series. Our franchise agreement with Ninetowns Xin He for iQs expires on December 31, 2013 and does not contain any minimum sales commitment. In January 2013, we also entered into a new franchise agreement with Ninetowns Xin He for our software product, iDeclare.CIQ basic package. Our franchise agreement with Ninetowns Xin He for iDeclare.CIQ expires on December 31, 2013 and does not contain any minimum sales commitment.

•

Our relationship with Ninetowns Wang Li began in 2006. In January 2013, we entered into a new franchise agreement with Ninetowns Wang Li for our software product, iQs under the iProcess.CIQ series. Our franchise agreement with Ninetowns Wang Li for iQs expires on December 31, 2013 and does not contain any minimum sales commitment. In January 2013, also we entered into a new franchise agreement with Ninetowns Wang Li for our software product, iDeclare.CIQ basic package. Our franchise agreement with Ninetowns Wang Li for iDeclare.CIQ expires on December 31, 2013 and does not contain any minimum sales commitment.

Our franchisees also provide customer maintenance services to our enterprise software users. We intend to focus on establishing new franchisee arrangements in the future. For 2010, 2011 and 2012, net revenues from the sale of enterprise software and related customer maintenance services generated by our franchisees amounted to approximately RMB35.4 million, RMB47.9 million and RMB49.0 million (US$7.9 million), respectively, representing 71.3%, 78.5% and 82.0% of our total net revenues from the sale of enterprise software and related customer maintenance services in 2010, 2011 and 2012, respectively.

B2C e-commerce

We plan to focus our sales force more on developing corporate clients and corporate group purchases. We also intend to continue to enhance the shopping experience of our retail customers to drive repeat customers. Our sales strategy is focused on employing precision marketing techniques to determine the most effective allocation of our sales and marketing resources. We also display advertising on major search engines like Baidu.com and online shopping stores like Jingdong as well as public transportation vehicles. In addition, in order to attract potential customers to our B2C e-commerce platform as well as to promote the tootoo.cn branding, we organized and participated in various events such as mother and baby health seminars, organic farm field trips, and various food-related events.

Customers

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

In 2012, the customers of our enterprise software and related customer maintenance business included our four franchisees and international trade enterprises that we sell our software to directly. In 2010, 2011 and 2012, our four largest enterprise software customers, which consisted of our franchisees, accounted for approximately 71.3%, 78.5% and 82.0%, respectively, of our net revenues from sales of enterprise software and related customer maintenance services.

Our customers for software development services include the PRC Inspections Administration and other third party customers.

Most of our customers for our B2C e-commerce business are individuals and a small number of B2C e-commerce customers are companies.

Customer maintenance services for enterprise software

We believe our ability to provide customer maintenance services is one of the key factors to building user loyalty. We offer one year of free customer maintenance services to users who purchased our iDeclare.CIQ basic package, and charge a fee of RMB1,500 for customer maintenance services each year thereafter.

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

We and our four franchisees jointly service the users of our enterprise software through three technical support centers operated and maintained by us and 49 technical support centers operated and maintained by our four franchisees. Among the three technical support centers operated and maintained by us, one is located in Beijing and two are located in Guangzhou. The technical support centers operated and maintained by our four franchisees are all located in major import/export cities in China. Each of our technical support centers functions as a call center that responds to calls from customers located in the surrounding areas. As of December 31, 2010, 2011 and 2012, we had, together with our four franchisees, 124, 102 and 113 customer service and technical support personnel, respectively.

Customer service for B2C

We have implemented refund and exchange policies that are specific to each of our product categories. If the product is returned for quality issues, we generally provide a full refund or exchange at a customer’s request. We also have a team of customer service representatives to address customer inquiries, complaints and suggestions by phones or emails. As of April 30, 2013, we had a total of 10 customer service representatives.

Competition

Enterprise software and related maintenance services and software development

We believe there are only two enterprise software products, namely our iDeclare.CIQ product series and “Easy Inspection” offered by Rongji, that have been endorsed by the PRC Inspections Administration. We are not aware of any other products or services that compete with our enterprise software. Therefore, we believe we only have one competitor engaged in providing enterprise software to international trade enterprises for transactions with the PRC Inspections Administration. In addition, we face competition from the PRC Inspections Administration’s free software product.

We compete with several software developers in bidding for software development projects. iTowNet has developed its own platform for providing software development services and now provides software development services directly to its customers, such as the PRC Inspections Administration, that are similar to the software development services that we provide to our customers. As a result, iTowNet has become one of our competitors in our software development services business.

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

Advantages of our enterprise software products

Our enterprise software primarily facilitates declaration processing in a cost-efficient and user-friendly manner over the Internet, utilizing PRC Inspections Administration’s data exchange platforms that we helped build. The key advantages of our products are:

Ease of deployment

Our enterprise software consists of standardized programs that can be easily installed onto most computers from a CD-ROM or through the Internet and be fully operational in less than 30 minutes. Our enterprise software is broadly applicable to all international trade enterprises seeking to complete the declaration process electronically and does not require customization. We helped build the PRC Inspections Administration’s internal electronic processing systems and the data exchange platforms within the PRC Inspections Administration offices. We have leveraged our experience and expertise with these data exchange platforms, which interface between international trade enterprises and the PRC Inspections Administration’s own internal electronic processing systems, to design enterprise software with optimal compatibility with the PRC Inspections Administration’s systems and internal requirements. We intend to continue to help maintain and upgrade the data exchange platforms of the PRC Inspections Administration. Given our knowledge of these data exchange platforms and our role in continuing to maintain and upgrade these systems, we believe we are in a unique position to provide enterprise software that is easy to deploy, fully integrated and optimally compatible with the PRC Inspections Administration’s systems and internal requirements.

Fast, efficient and accurate transfers

Our enterprise software eliminates the need for the manual preparation and submission of paperwork in the declaration process and can reduce the time required to complete the declaration process from approximately two or more days to as little as one hour. Our enterprise software enables nearly immediate submission of electronic filings and notice of most submission errors, allowing for fast and accurate submissions. In addition, demands on staff time are reduced and the risk of delayed responses from the PRC Inspections Administration due to delivery failures is minimized because transmissions to and feedback from the PRC Inspections Administration are delivered electronically. Furthermore, because information is submitted in electronic format, there is reduced risk of error and delay related to the PRC Inspections Administration’s inability to read or accurately copy required data. The electronic forms contained in our enterprise software are regularly updated, ensuring that all required information is submitted to the PRC Inspections Administration.

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

B2C e-commerce

We believe we are a first mover in offering organic food online and guaranteed fresh delivery services. We have been facing increasing competition in last few years from new entrants. The market for products sold on our websites is intensely competitive. Consumers have many choices online and offline, including global, regional and local retailers. Major competitors of our 82C e-commerce business in Beijing include www.yiquo.com, wwwstbest.com and Tony’s farm. We believe our “Unbroken Cold Chain Logistics” and the guaranteed delivery of fresh produces could give us an advantage in competing with our competitors. We are able to efficiently control product storage and movement at a low cost through the use of our proprietary product tracking system, warehouse management system and delivery data management system, all of which are supported by our proprietary information technology. We plan to continue our efforts to improve customer services and delivery services and improve sourcing efficiency by working closely with our selected high-quality suppliers and expand our online and offline marketing efforts to increase our brand awareness.

Real estate development

The real estate industry in China is highly competitive. We intend to participate in real estate development projects that involve three product models (i) intelligent residential communities, (ii) smarter senior living communities and (iii) e-commerce bio-system industrial parks, primarily in third-tier and fourth-tier cities in China. In the third-tier and fourth-tier cities, the markets are relatively more fragmented than first and second cities. We compete primarily with local and regional property developers, but an increasing number of large national property developers have also started to enter these markets. Competitive factors include the geographical location of the projects, brand recognition, price, design and quality.

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

As of December 31, 2012, we had 46 registered software copyrights and 22 registered trademarks in China and one registered trademark for our name “Ninetowns” in the United States.

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

Environmental matters

As a real estate developer in the PRC, we are subject to various environmental laws and regulations set by the PRC national, provincial and municipal governments. These include regulations on air pollution, noise emissions, as well as water and waste discharge. In the past we have never been required to pay any penalties associated with the breach of any such laws and regulations. Compliance with existing environmental laws and regulations has not had a material adverse effect on our financial condition and results of operations, and we do not believe it will have such an impact in the future.

Our projects are normally required to undergo an environmental impact assessment by government-appointed third parties, and a report of such assessment needs to be submitted to the relevant environmental authorities in order to obtain their approval before commencing construction. Upon completion of each project, the relevant environmental authorities inspect the site to ensure the applicable environmental standards have been complied with, and the resulting report is presented together with other specified documents to the relevant construction administration authorities for their approval and record. Approval from the environmental authorities of such report is required before we can deliver our completed work to our customers.

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

•	its registered capital must be RMB1.0 million or more; and

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

Acquisition of land use rights

Under the Foreign Investment Catalog, foreign investments are restricted in the development of a whole land lot, construction, operation or transacting in the secondary real estate market, or acting as real estate intermediaries or agents of high-quality hotels, houses, premium office buildings, international conference centers and large theme parks in China; and foreign investments are permitted in other real estate developments. According to the Interim Provision on Approving Foreign Investment Project promulgated by NDRC in October 2004, approval of NDRC is required for foreign investment projects with total investment of US$100.0 million or more within the category of encouraged or permitted foreign investments and those with total investment of US$50.0 million or more within the category of foreign investments subject to restrictions. Other foreign investments in China will require only local approval. Specifically, the local authorities may examine and approve foreign investment projects with total investment less than US$100.0 million within the category of encouraged or permitted foreign investments and those with total investment less than US$50.0 million within the category of foreign investment subject to restrictions.

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

Under the Urban Real Estate Law, those who have obtained the land use rights by assignment must develop the land in accordance with the use and period of commencement as prescribed by the contract for the land-use right assignment. According to the Measures on the Disposal of Idle Land promulgated by the Ministry of Land and Resources on April 28, 1999, as amended on May 22, 2012, a parcel of land can be defined as idle land under any of the following circumstances:

•

the user of state-owned construction land fails to commence the construction within one year as of the construction commencement date as agreed on and specified in the Land Grant Contract or the Land Allocation Decision; or

•

the development and construction of the land has begun, but the area developed and constructed is less than one third of the total area to be developed and the invested amount is less than 25% of the total amount of investment, and development and construction has been continuously suspended for one year without approval; or

With respect to any land ascertained as idle land, the idle land may be disposed as follows:

(i)	In the event that the construction has not commenced for one year, the departments of land and resources at the municipal or county level shall, upon approval of the local people’s governments at the same level, issue the Decision on the Collection of the Charges for Idle Land to users of state-owned construction land, and shall collect the charges for idle land at 20% of cost of land transfer or land allocation. The charges for idle land shall not be listed into the production cost.

(ii)	In the event that the construction has not commenced for two years, the departments of land and resources at the municipal or county level shall, upon approval of people’s governments with approval rights, issue the Decision on Recovering the Right to Use state-owned Construction Land to users of state-owned construction land, and recover the right to use the state-owned construction land without compensation in accordance with Article 37 of the Land Administration Law and Article 26 of the Law of the People’s Republic of China on the Administration of the Urban Real Estate. Where idle land is under mortgage, copies of the Decision shall be sent to the relevant mortgagees.

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

Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the statutory general reserve fund, which requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances. The restricted portion of their net assets amounted to approximately RMB554.6 million (US$89.0 million), or 56.1% of our total consolidated net assets as of December 31, 2012.

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

C. Organizational structure

We conduct substantially all of our business through our PRC subsidiaries and VIE in China. The following diagram illustrates our subsidiaries and VIE, their country of incorporation and the proportion of our ownership of each as of April 29, 2013.

We effectively control our VIE, Ronghe Tongshang, through a series of contractual agreements entered into in 2006, 2007 and 2009. Various regulations in China currently restrict or prevent foreign-invested entities from engaging in the telecommunications services, including Internet-related businesses such as B2C e-commerce. Due to these restrictions, our B2C e-commerce business in the PRC has been conducted through our VIE, Beijing Ronghe, which is a PRC company that is controlled by our subsidiary, Beijing Ninetowns Investment Co., Ltd., through a series of contractual arrangements with Ronghe Tongshang. A summary of the major terms of the agreements are as follows:

•	We provide exclusive technical consulting and management services to Ronghe Tongshang;

•	We have the sole discretion to determine the amount of fees we will receive;

•

We provide guarantees on the execution of all business contracts entered into by Ronghe Tongshang in its business operations. Ronghe Tongshang pledges its assets to us as collateral for such guarantees;

•	We may dispose of the collateralized registered capital at our sole discretion without limitation or restriction;

•	We have the right and sole discretion to purchase all or part of the registered capital from equity owners of Ronghe Tongshang when such purchase is allowed under PRC law; and

•	The equity owners of Ronghe Tongshang may not dispose of or enter into any other agreements involving such equity without our prior consent.

D. Property, plant and equipment

Our principal executive offices occupy a total of approximately 7,992 square meters on the 19th to 23rd and 25th floors of Building No.1, Capital A Partners, No. 20 Gongti East Road, Chaoyang District, Beijing 100020, PRC, or the Principal Office. We have not obtained the ownership certificates for our principal executive offices yet. We filed a lawsuit against the developer in April 2013 claiming that the developer breached its obligations under the real estate sales contracts and failed to assist us in obtaining the ownership certificates. We also own an office building located at No. 38, Huicai Road, Tianhe District, Guangdong, PRC with a total of approximately 3,095 square meters.

We occupy a leased representative office of approximately 10 square meters at 11/F, KaWah Bank Centre, 232 Des Voeux Road, Central, Hong Kong.

We lease premises with a total area of approximately 4,300 square meters in Beijing to serve as our warehouse for our B2C e-commerce business. The lease will expire on February 29, 2015.

We also lease approximately 703,200 square meters of land in Beijing on which we farm some products for our B2C e-commerce business. The lease will expire on September 15, 2022.

We and our four franchisees currently jointly service users of our enterprise software through three technical support centers operated and maintained by us and 49 technical support centers operated and maintained by our four franchisees. Among the three technical support centers operated and maintained by us, one is located in Beijing and two are located in Guangzhou. The technical support centers operated and maintained by our four franchisees are all located in major import/export cities in China.

Please refer to “Item 4- Information on the Company – B. Business Overview – Real Estate Development” beginning on page 32 for information regarding our four real estate projects.

Insurance

We do not maintain business liability insurance, which we believe is in line with our industry practice. We do maintain vehicle liability insurance. While business disruption insurance is available, we have determined that the risks of disruption and the cost of insurance are such that we do not require it at this time. Any business disruption, litigation or natural disaster might therefore result in substantial costs and diversion of our resources.

We do not maintain key-man life insurance for any member of senior management. We do not maintain directors and officers insurance for our directors and members of senior management.

Item 4A. Unresolved Staff Comments.

Not applicable.

Item 5. Operating and Financial Review and Prospects.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — D. Risk Factors” beginning on page 5 or in other parts of this annual report on Form 20-F.

A. Operating Results

Overview

We are a leading provider of online solutions for international trade with our key services in automating import/export e-filings. We achieve this by leveraging our international trade expertise and our insight into the needs and procedures of certain trade-related PRC government agencies. To date, we have focused on providing enterprise software and related customer maintenance services for the completion over the Internet of the customs declaration process in connection with international trade. In order to secure our market position, we assisted in designing and building, and continue to maintain and upgrade, the electronic systems of the PRC Inspections Administration, which enable our enterprise software to process electronic declarations over the Internet. We believe there were approximately 143,500, 145,100 and 146,300 licensees of our enterprise software registered to effect electronic import/export processing with the PRC Inspections Administration as of December 31, 2010, 2011 and 2012, respectively. We also engage in B2C e-commerce through our web portal, www.tootoo.cn, and real estate development in Yizhuang, Huainan, Dalian and Binzhou, China. Our B2C e-commerce and real estate development businesses have limited operating histories.

We generated total net revenue of approximately RMB78.9 million, RMB75.2 million and RMB90.4 million (US$14.5 million) in 2010, 2011 and 2012, respectively. Our total net revenue in 2012 increased compared to 2011 mainly because of the increase in net revenue from our B2C e-commerce business during 2012. Our net income attributable to the Company in 2010, 2011 and 2012 was RMB12.3 million, RMB3.5 million and RMB68.5 million (US$11.0 million), respectively. The increase in net income attributable to the Company in 2012 was mainly due to an increase of RMB81.0 million in gains on sales of short-term investments.

We periodically invest our excess cash in exchange-traded equity securities. In addition, from time to time we write call and put options through listed exchanges as part of our investment strategy. Our investment committee approves the investment policy covering the investment parameters to be followed with the primary goals being the safety of principal and maintaining the liquidity of funds. As of December 31, 2012, we held equity securities with a total value of approximately RMB21.3 million (US$3.4 million) which we purchased from China’s A-Share stock market. We also made investments in the U.S. securities markets through investments in equity securities and call and put options. As of December 31, 2012, we held equity securities with a total value of approximately RMB269.2 million (US$43.2 million) that we purchased in the U.S. securities markets. In 2012, we recognized approximately RMB97.6 million (US$15.7 million) in gains from these investment activities compared to RMB39.9 million in 2011.

Factors affecting our results of operations and financial condition:

Focus on sales of enterprise software and related customer maintenance services

In 2012, we engaged in four main lines of business: (i) sales of enterprise software and related customer maintenance services, (ii) provision of software development services, (iii) B2C e-commerce and (iv) real estate development. We intend to continue deploying our resources on sales of enterprise software and related customer maintenance services and on our B2C e-commerce and real estate development businesses.

Expansion to new businesses and continuance of investment activities

Due to the fact that our B2C e-commerce and real estate development businesses have limited operating histories, we may not successfully develop either of them into one of our primary businesses. In April 2010, we began offering our B2C e-commerce food and household products through our web portal. In April 2011, we began our real estate development activities. We do not have a significant operating history with respect to either B2C e-commerce or real estate development and we cannot assure you that we will be able to efficiently or effectively manage or grow these businesses. Any failure to do so may limit our future growth and materially and adversely affect our business, financial condition and results of operations.

Status of the import/export industry in China

Our financial results have been, and we expect them to continue to be, affected by the import/export industry in China. The import/export industry in China has been affected by the recent global financial crisis which began in the second half of 2008, as some of the countries to which China exports its products experienced an economic slowdown. International sales improved in 2012 as a result of a gradual recovery of the global economy, but ongoing economic difficulties in various markets limited the growth of such sales in 2012. In 2012, China’s total import and export volume increased by 6.2% compared to 2011 and we believe the number of the import and export transactions consummated was generally the same as in 2011. We believe China’s import and export businesses face continued challenges in 2013.

Change in number of potential users

In February 2006, the PRC Inspections Administration commenced the distribution of certain software products that our company developed free-of-charge to end-users. As some of the basic functions of the free software are similar to those of iDeclare.CIQ and iProcess.CIQ, the provision of such software products free-of-charge by the PRC Inspections Administration has had and may continue to have a material adverse effect on our results of operations and on our future profitability.

Although the number of users of our enterprise software has increased significantly since we first launched our iDeclare.CIQ software products in August 2000, the growth in the number of potential users has declined significantly in recent years. The initial increase was partially attributable to the increasing number of PRC international trade enterprises and partially attributable to the increasing demand from such enterprises for more efficient import/export processing methods. The recent decrease was mainly due to the PRC Inspections Administration’s distribution of its free software. We expect an increase in the number of PRC international trade enterprises as the PRC economy continues to expand over time, but such increase may have been slowed significantly by the 2008 global financial crisis. We believe the long term growth of the import/export market will increase demand for our enterprise software and related customer maintenance services and software development services, as international trade enterprises seek an efficient means of completing the declaration process.

While the growth rate of our user base has decreased continuously, we believe that we have continued to make sales of our iDeclare.CIQ software packages and related customer maintenance services due to certain benefits offered to our paid customers that are not offered to users of the free software. The PRC Inspections Administration’s distribution of free software products, while in the long run will likely increase the number of e-filers and hence increase demand for our enterprise software services, has had a significant adverse effect on our total net revenue, our results of operations and profitability in the short-term. We believe that the PRC Inspections Administration decreased its efforts to promote its free software starting in 2008, and there is uncertainty surrounding the PRC Inspections Administration’s future promotional plans for its free software.

Expanding our user base through franchisees

We believe our user base has substantial growth potential due to the high number of international trade enterprises that possess import/export rights in China. According to the PRC Ministry of Commerce, approximately 770,681 foreign-invested companies were approved to do business in China as of March 31, 2013. In addition, there are numerous PRC-based companies that possess import/export rights. A key component of our growth strategy is to secure new customers through the efforts of our franchisees and we intend to engage additional franchisees to expand our marketing and distribution network. Currently, we have engaged four franchisees to undertake marketing, distribution and service activities in China.

Description of statements of operations items

As of December 31, 2012, we operated primarily in four business segments: (i) enterprise software and related customer maintenance services, (ii) software development services, (iii) B2C e-commerce and (iv) real estate development.

Total net revenues

Currently, we generate total net revenues primarily from (i) sales of enterprise software and related customer maintenance services, (ii) fees from software development services and (iii) sales of products through our B2C e-commerce portal.

Our total net revenues are gross revenues net of PRC business taxes plus VAT rebates. We receive VAT rebates from the Chinese tax authorities as part of the PRC government’s policy of encouraging software development in the PRC. Our sales of enterprise software products are generally subject to VAT of 17.0%, except that one of our subsidiaries in China is entitled to a 14.0% VAT rebate for certain self-developed software products. We recognize the VAT rebates at the same time we recognize net revenues from sales of enterprise software and VAT rebates are included in our net revenues from sales of enterprise software. In 2012, we recognized RMB0.6 million (US$89,000) in VAT rebates. The fees we charged for software development and customer maintenance services for enterprise software products were generally subject to a 5.0% business tax and a 3.0% VAT prior to September 2012. Since September 1, 2012, our service revenues from software development and customer maintenance services have been subject to VAT of 6.0%.

Enterprise software and related customer maintenance services

Our net revenues from enterprise software are derived primarily from sales of our iDeclare.CIQ basic package and related customer maintenance service fees. We charge users of our iDeclare.CIQ product series a fee of RMB4,500 per bundled software package, which includes a one-year basic customer maintenance service period. We also charge RMB1,500 for each additional year of customer maintenance services for our iDeclare.CIQ products, which includes a number of value-added services in addition to the basic maintenance services. Enterprise software revenues and fees from customer maintenance services are recognized ratably over a 12-month period. Enterprise software revenues received or receivable but not yet recognized are accounted for as deferred revenue on our balance sheets. Deferred revenue is reduced proportionately as enterprise software revenues are recognized ratably over the 12-month period.

We currently sell our enterprise software and provide related customer maintenance services jointly with our four franchisees. For 2010, 2011 and 2012, net revenues from sales of enterprise software and related customer maintenance services generated by our franchisees amounted to approximately RMB35.4 million, RMB47.9 million and RMB49.0 million (US$7.9 million), respectively, representing 71.3%, 78.5% and 82.0% of our net revenues from the sale of enterprise software and related customer maintenance services in 2010, 2011 and 2012, respectively. Our per-unit license fee for enterprise software products charged to our franchisees is based on our negotiated sales arrangement with the franchisee and is less than the license fee that we receive from direct sales, which is RMB4,500 per-unit. We also sell iDeclare.CIQ products on a pay-per-transaction basis to various users. Our ability to grow our net revenues from sales of enterprise software and related customer maintenance services will depend on (i) the rate of increase in the number of new users of such product, (ii) the number of the export/import transactions consummated by our pay-per-transaction users, (iii) the success of our plans to engage additional franchisees, and (iv) our increased efforts in marketing our customer maintenance services to our users. The distribution of free enterprise software by the PRC Inspections Administration has adversely affected our ability to grow our net revenues from sales of enterprise software and related customer maintenance services.

Notwithstanding that we charge for such maintenance services, we believe our users and potential customers are not accustomed to being charged for services of this type and it is uncertain how many of our users will pay for such maintenance services. In 2012, we renewed customer maintenance service contracts with approximately 20,800 users whose customer maintenance service contracts were due for renewal in 2012, representing approximately 14.3% of our users whose maintenance service agreements were due for renewal in 2012, compared to 18,700 in 2011 representing approximately 13.0% of our users whose customer maintenance service contracts were due for renewal in 2011. We intend to continue to increase our marketing and collection efforts with respect to these customer maintenance service fees.

Software development services

Our net revenues from software development services are derived primarily from contracts related to PRC government agency software development projects, such as our projects with the PRC Inspections Administration. As we believe is consistent with the practice of other software development companies in China engaged in government-related work, we often commence work on software development projects based on verbal commitments from our customers and sign a contract after the commencement of work. Once a contract has been signed, we begin recognizing net revenues from these projects based on the percentage-of-completion method, in which revenue recognition is based on the percentage of actual hours incurred to date for each contract in relation to the estimated total hours to be incurred for each contract at completion. Compared to 2011, more contracts with respect to software development services were completed and accepted by customers in 2012.

B2C e-commerce

In April 2010, we began offering organic food and other household products through our web portal, www.tootoo.cn. Our revenues from our B2C e-commerce business are generally recognized upon delivery.

Real estate development

Our real estate projects are either in the planning stage or under construction and we have not pre-sold any units. To date we have not generated any revenue from our real estate development business.

Cost of revenues

Cost of revenue includes costs associated with the delivery of maintenance and software development services as well as direct costs related to food and other products sold on www.tootoo.cn, including salaries, employee benefits and overhead costs associated with employees providing such services.

Enterprise software and related customer maintenance services

We distribute our software directly to end-users through our franchisee network via the Internet. The costs of revenues for our enterprise software are minimal because we only incur minimal production, packaging and shipment costs. Additionally, as our franchisees provide most of the software maintenance services to customers, we incur minimal direct costs associated with the delivery of customer maintenance services.

As a result of the above factors, cost of revenues for enterprise software and related customer maintenance services was immaterial in 2010, 2011 and 2012.

Software development services

Our cost of software development services consists mainly of personnel expenses, office rental expenses and other expenses directly related to the provision of software development services. We record cost of revenues for software development services on the percentage-of-completion method by reference to the man-hours incurred and estimated to be incurred for each contract at completion. Certain software development services also include costs for hardware procurement made at a customer’s request. We recognize such costs when all components under the relevant contract are delivered and the project is complete upon the receipt of written acceptance by the customer.

B2C e-commerce

Our cost of B2C e-commerce consists primarily of procurement costs for products sold and direct costs associated with sales and delivery, including salaries, employee benefits and overhead costs associated with employees providing the related services.

Gross profit margin

Our gross profit margin is primarily affected by our net revenues from sales of enterprise software and related customer maintenance services, as well as the cost of revenues for our software development services and B2C e-commerce.

Operating expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses, research and development expenses, and allowance for doubtful accounts. We do not allocate operating expenses to individual lines of business when making decisions about allocation of resources or assessing the performance of our lines of business. We recognize stock-based compensation costs on a straight-line basis over the requisite service period, which is the vesting period.

Selling and marketing expenses

Selling and marketing expenses consist primarily of sales, marketing and personnel expenses, customer service expenses, associated rental expenses, marketing and advertising expenses, and travel and entertainment expenses for our sales and marketing staff. We record all selling and marketing expenses as they are incurred. We expect to expand our marketing and advertising campaigns to promote our new B2C e-commerce business.

General and administrative expenses

General and administrative expenses consist primarily of personnel expenses, office rental expenses, general office expenses, travel and entertainment expenses and professional fees. We record all general and administrative expenses as they are incurred. In 2012, we incurred lower general and administrative expenses than in 2011 as a result of decreases in fixed assets depreciation expense, amortization of intangible assets, legal and professional fees and share-based compensation expenses relating to share options and non-vested shares granted to our directors, executive officers and certain employees in prior years, which decreases were partially offset by increases in salaries and office expenses incurred in connection with our general and administrative activities.

Research and development expenses

Research and development expenses consist primarily of research and development personnel expenses. We record research and development expenses as they are incurred. In addition, because technological feasibility for our software products ordinarily occurs right before such products are commercially launched and because costs incurred between technological feasibility and commercial launch are immaterial, such costs are expensed as incurred. We generally expect our research and development expenses to increase as a result of (i) our investment in the research and development of new enterprise platform products, (ii) an increase in the number of research and development personnel, (iii) an expected increase in our potential new business ventures and (iv) our investment in software licenses for development tools to increase the productivity of our overall research and development efforts. Research and development expenses increased in 2012 due to an increase in the total amount of compensation for our research and development personnel as a result of the increase in headcount and average compensation per person.

Allowance for doubtful accounts

In 2010, we made a provision of RMB2.6 million in accordance with our bad debts provision policy. In 2011, we entered into certain debt repayment agreements with three of our franchisees pursuant to which approximately RMB22.8 million of accounts receivable were written off. In 2011, we reduced our bad debt provision by RMB6.8 million, which represented payments received in respect of accounts receivables that had previously been included in our bad debts provision. In 2012, we recovered an additional RMB3.8 million (US$0.6 million) of accounts receivable that had previously been included in our bad debt provision.

We expect that our total operating expenses will remain stable in the near future.

Taxation

Under the current laws of the Cayman Islands, our company is not subject to tax on its income or capital gains. In addition, payment of dividends by us is not subject to withholding tax in the Cayman Islands.

Our PRC operating subsidiaries and VIE are subject to PRC EIT on their taxable income. Pursuant to PRC tax laws that became effective as of January 1, 2008, EIT is generally assessed at the rate of 25.0% of taxable income.

Ninetowns Ports and Guangdong Ninetowns were both subject to 15.0% EIT in each of 2010, 2011 and 2012.

Ninetowns Ports and Guangdong Ninetowns were qualified as “High and New Technology Enterprises” and were granted preferential EIT rates based on such status. Relevant PRC government authorities specify certain financial and operational criteria for a company to comply with in order to maintain its status as a High and New Technology Enterprise. Since the promulgation of the new Measures for Recognition of High and New Technology Enterprise effective as of January 1, 2008, Ninetowns Ports and Guangdong Ninetowns have been subject to a 15.0% EIT.

Beijing Ninetowns Investment, Ronghe Tongshang, Ninetowns Software, Dongguan Software, Beijing Sky, Ronghe Zhihui, Ronghe Dianzi, Huainan Ninetowns and Huainan Huacheng were subject to a 25.0% EIT in 2010, 2011 and 2012.

Dalian Changzheng was qualified as a software company in 2011 and was exempt from EIT in 2011. In 2012, Dalian Changzheng was subject to VAT of 25.0%.

Huaixiang Modern Agriculture was subject to a 25.0% EIT in 2011 based on a deemed income equal to 4.0% of its annual total income of such year as determined by the tax authority. In 2012, Huaixiang Modern Agriculture was subject to a 25.0% EIT based on its total net income.

Our PRC operating subsidiaries were also subject to PRC business tax. We paid business tax on our net revenues generated from software development services and customer maintenance services. Our PRC operating subsidiaries and VIE generally paid a 5.0% business tax and a 3.0% VAT on our net revenues derived from software development services and customer maintenance services prior to September 1, 2012. Since September 1, 2012, the Company’s service revenues from software development and sales of software have been subject to a 6.0% VAT and is no longer subject to business tax.

Our sales of enterprise software products is subject to VAT of 17.0%. Pursuant to PRC tax regulations, Ninetowns Ports is entitled to a 14.0% VAT rebate on sales of certain registered self-developed software products. Our net revenues from sales of such enterprise software include VAT rebates in the amount of RMB0.5 million, RMB0.6 million and RMB0.6 million (US$89,000) in 2010, 2011 and 2012, respectively. Except for products harvested from our own farms, which are exempted from VAT, sales of goods and other products on Tootoo.cn are generally subject to VAT at 13.0% and 17.0%.

Upon expiration of these preferential EIT rates and VAT rebates, we plan to consider available options, if any, in accordance with applicable law, that would enable us to qualify for further tax incentives.

Deferred subsidies

During the years ended December 31, 2011 and 2012, Dalian Changzheng received grants of RMB240.2 million and RMB36.0 million (US$5.8 million), respectively, from Dalian government. These grants were initially deferred when received and will be used for research and development related to certain software and systems development projects approved by the Dalian government. Upon the completion of these projects, the government grant will be recognized as either other income or as an offset to relevant research and development expenses. There are no contingencies related to the grants. Deferred subsidies amounted to RMB276.2 million (US$44.3 million) as of December 31, 2012.

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

Revenue recognition

Currently, our revenues are mainly derived from the following sources: (i) sales of enterprise software and related customer maintenance services; (ii) fees from software development services, and (iii) sales of products through our B2C e-commerce portal.

Revenue from the sale of enterprise software and related customer maintenance services is recognized when there is evidence of an arrangement, the delivery or service has occurred, the fee is fixed or determinable, and collectability is probable. As we do not have vendor-specific objective evidence to establish the fair values of the undelivered elements, we recognize revenue from sales of enterprise software and maintenance service on a straight-line basis over the service period which is typically no more than 12 months.

For certain customers, we install software at the customer’s place of business and charge the customer a fixed fee based on actual usage of the software. Accordingly, we recognize the related revenue when the customer uses the software. The cost to install the software has historically been insignificant.

Revenues from software development services requiring significant production, modification or customization of the software are recognized over the installation and customization period based on the percentage of completion method, which is measured principally by the percentage of actual hours incurred to date for each contract to the estimated total hours to be incurred for each contract at completion.

Revenue from software development services also includes fees for hardware procurement at a customer’s request. Since we do not have vendor-specific objective evidence to allow for separating various components of such software development service contracts, we recognize such revenues when all components under the contracts are delivered and the project is completed upon the receipt of a written acceptance from the customer.

Revenues from our B2C e-commerce business are generally recognized upon delivery of the products purchased.

We receive rebates of value added tax on sales of software and related maintenance services, or VAT rebate, from the Chinese tax authorities as part of the PRC government’s policy of encouraging software development in the PRC. Our total net revenues are gross revenues net of business tax plus VAT rebates. Pursuant to certain PRC rules relating to value-added tax, Ninetowns Ports is entitled to a rebate of value-added tax paid, at a rate of 14% of the sales value for self-developed software products, excluding revenues from maintenance services and upgrade rights that are sold separately. Our VAT rebates were RMB0.5 million, RMB0.6 million and RMB0.6 million (US$89,000) in 2010, 2011 and 2012, respectively.

Acquired intangible assets

Acquired intangible assets, which consist primarily of customer lists and relationships, completed technology, purchased software for internal use and land use rights, are carried at cost, less accumulated amortization and provision for impairment loss.

Amortization is calculated on a straight-line basis over the expected useful life of the assets of five years, except for land use rights which are amortized over 50 years. Amortization expenses for the years ended December 31, 2010, 2011 and 2012 were RMB4.0 million, RMB3.5 million and RMB0.1 million (US$16,000), respectively.

Short-term investments

Short-term investments consist of marketable equity securities, which are classified as trading and available-for-sale. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with realized and unrealized gains and losses recognized in earnings. Short-term investments classified as available for sale are stated at fair value. Unrealized gains or losses on available-for-sale securities from the changes in fair value are recorded in equity as other comprehensive income (loss). Realized gains or losses, based upon the specific identification method, on the disposal of available-for-sale securities are recorded in earnings.

We review investments in available-for-sale securities as of each balance sheet date for other-than-temporary declines in fair value. If we determine that a decline in fair value is other-than-temporary (OTTI), accumulated unrealized loss is accounted for as realized loss and included in earnings. No OTTI losses were recorded during the years ended December 31, 2010, 2011 and 2012.

Derivative financial instruments, consisting of written call and put options (option liabilities), are initially recorded at fair value and are re-valued at each reporting date, with changes in fair value included in earnings.

Term deposits consist of deposits placed with financial institutions with remaining maturities of greater than three months but less than one year.

Real estate property under development

We capitalize the acquisition, planning, entitlement, construction, development and interest costs associated with our real estate development projects. Costs that are not capitalized are expensed as incurred. A real estate development project is substantially complete upon the cessation of construction and development activities.

Share-based compensation

The Company recognizes share-based compensation cost on a straight-line basis over the requisite service period, which is generally the vesting period, and measures the cost of employee services received in exchange for share-based compensation at the grant date fair value of the awards.

Trade receivables and allowance for doubtful accounts

Trade receivables mainly represent amounts earned and collectible from customers. We perform ongoing credit evaluations of our customers and adjust credit limits based on payment history and the customer’s current credit-worthiness, as determined by our review of their current credit information. In some fiscal periods, our trade receivables increased, and may increase in the future. We continuously monitor collections and payments from our customers and maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make the required payments and use the specific identification method to record such allowances. We provide an allowance for doubtful accounts based on our aging analysis of trade receivables, customers’ credit-worthiness, past collection history, and changes in customers’ payment terms. We also provide a specific allowance if there is strong evidence that indicates the trade receivables are uncollectible, and write off such trade receivables and specific allowance within one year if circumstances are not improved. Trade receivables in the consolidated balance sheet are net of such allowance.

As of December 31, 2012, our total net trade receivables amounted to approximately RMB2.3 million (US$0.4 million), which represented approximately 0.4% of our total current assets. As of December 31, 2012, we had an allowance for doubtful debts of approximately RMB1.7 million (US$0.3 million). As of December 31, 2012, all of our billed receivables were from our customers and franchisees. Since our billed receivables are concentrated in a relatively small number of customers, a significant change in the liquidity or financial position of any one of these customers could have a material adverse impact on the collectability of our billed receivables and our future operating results. If any of our franchisees or any of our other customers fails to pay, or delays payment on, all or part of these receivables, we would be required to make additional allowances for doubtful debts and our profitability and financial position could be affected.

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

Consolidation of affiliated entities

PRC law currently restricts foreign ownership of telecommunications services, including Internet-related businesses such as B2C e-commerce in China. To comply with these legal requirements, we conduct our B2C e-commerce operations in the PRC through our VIE, Ronghe Tongshang, which is a PRC company that is effectively controlled by our subsidiary, Beijing Ninetowns Investment, through a series of contractual arrangements. As a result of these contractual arrangements, we believe that we have the ability to effectively control Ronghe Tongshang. As we are deemed to have the power to direct the economic activities that are most significant to Ronghe Tongshang and the right to obtain substantially all of the economic benefits and obligation to fund substantially all of the losses, we are considered to be the primary beneficiary of our VIE, and therefore we consolidate the results in our consolidated financial statements under U.S. GAAP. Any changes in or otherwise interpretation of PRC laws and regulations that affect our ability to control Ronghe Tongshang might preclude us from consolidating such results in the future.

Recently issued accounting pronouncements

In February 2013, Accounting Standards Update (“ASU”) guidance was issued related to items reclassified from Accumulated Other Comprehensive Income. The new standard requires either in a single note or parenthetically on the face of the financial statements:(i) the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and (ii) the income statement line items affected by the reclassification. The update is effective for our fiscal year beginning January 1, 2013 with early adoption permitted. We do not expect the updated guidance to have a significant impact on our consolidated financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income,” which improves the comparability, consistency and transparency of financial reporting and increases the prominence of items reported in other comprehensive income. This ASU is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2011 although early adoption is permitted. In December 2011, the FASB issued ASU 2011-12 “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05,” which defers certain aspects of ASU 2011-05 related to the presentation of reclassification adjustments. The adoption of the revised guidance on January 1, 2012 did not have a material impact on our consolidated financial statements.

A. Operating results

The following table sets forth the results of our operations expressed as a percentage of our total net revenues for the periods indicated. Our historical operating results are not necessarily indicative of the results for any future period.

	Years ended December 31,
	2010	2011	2012
Total net revenues:
Enterprise software and related customer maintenance services	62.9%	81.1%	66.2%
Software development services	30.2%	7.9%	8.2%
B2C e-commerce	6.9%	11.0%	25.6%
Cost of revenues:
Enterprise software and related customer maintenance services	—	—	—
Software development services	-12.9%	-3.0%	-2.6%
B2C e-commerce	-8.8%	-11.2%	-20.3%
Gross profit	78.4%	85.7%	77.1%
Operating expenses:
Selling and marketing	-21.1%	-29.9%	-23.9%
General and administrative	-113.5%	-105.5%	-86.1%
Research and development	-19.9%	-14.7%	-16.5%
Allowance for doubtful accounts	-3.3%	9.1%	4.2%
Loss from operations	-79.4%	-55.3%	-45.2%
Interest income	4.7%	2.6%	6.3%
Gain on sales of short-term investments	82.6%	43.5%	125.7%
Change in fair value of marketable options	-23.1%	9.6%	-17.8%
Gain (loss) on investment under cost method	23.2	-4.5%	0.0%
Income (loss) from equity method investments	—	2.2	-0.9%
Other income	9.2%	8.0%	8.5%
Net income from continuing operations before income tax and non-controlling interests	17.2%	6.1%	76.6%
Income tax expense	-1.1%	-1.4%	-0.7%
Net income from continuing operations	16.1%	4.7%	75.8%
Net loss from discontinued operations	-0.5%	0.0%	0.0%
Net income attributable to the Company	15.6%	4.7%	75.8%

2012 compared to 2011

Total net revenues

We generated total net revenues of approximately RMB90.4 million (US$14.5 million) in 2012, which represents an increase of 20.2% from RMB75.2 million in 2011. This net revenue increase was principally due to the increased net revenue generated from our B2C e-commerce business in 2012, which increase was partially offset by the decrease in net revenues from other businesses.

Enterprise software and related customer maintenance services

Net revenues from sales of our enterprise software and related customer maintenance services decreased by approximately 2.0% to RMB59.8 million (US$9.6 million) in 2012 from RMB61.0 million in 2011, primarily due to decreased sales of our iDeclare.CIQ software package and the decreased volume of the services we provided to our pay-per-transaction users.

Our revenue from sales of the iDeclare.CIQ software packages and related maintenance services represented more than 99% of our net revenue from sales of enterprise software and related customer maintenance services in each of 2011 and 2012. The revenue we generated from sales of the iQM product and iProcess.ICQ series and related software maintenance services were immaterial in both 2011 and 2012.

We recognized net revenues of RMB4.8 million (US$0.8 million) from sales of our enterprise software in 2012 compared to RMB5.0 million in 2011. We sold 1,139 iDeclare.CIQ software packages in 2012 compared to 1,641 iDeclare.CIQ software packages in 2011. In 2012, sales of iDeclare software packages were impacted by the lower level of import/export transactions as a result of slower overall economic growth in China.

Our net revenue from customer maintenance services, which consists of annual maintenance services revenue and pay-per-transaction filing fees, decreased from RMB56.0 million in 2011 to RMB55.0 million (US$8.8 million) in 2012, representing a 1.8% decrease. We sold 20,824 iDeclare annual maintenance service contracts in 2012 compared to 18,734 iDeclare annual maintenance service contracts sold in 2011. Sales of iDeclare annual maintenance service contracts increased year-over-year in 2012 in light of the large base of customers who required maintenance services. In 2012, we renewed annual customer maintenance service contracts with approximately 20,800 users whose customer maintenance service contracts were due for renewal in 2012 compared to 18,700 in 2011. The net revenue from pay-per-transaction filing fees decreased from RMB38.8 million in 2011 to RMB35.1 million (US$5.6 million) in 2012, representing a decrease of 9.6% from 2011 to 2012. 63.6% and 58.7% of our revenue generated from sales of enterprise software and related customer maintenance services were from pay-per-transaction filing fees in 2011 and 2012, respectively.

Software development services

Net revenues from our software development services increased by 25.5% from RMB6.0 million in 2011 to RMB7.5 million (US$1.2 million) in 2012. Compared to 2011, more software development contracts with respect to software development services were entered into, completed and accepted by customers in 2012.

B2C e-commerce

Net revenues from our B2C e-commerce business increased by 181.7% from RMB8.2 million in 2011 to RMB23.1 million (US$3.7 million) in 2012 due to an increase in the volume of orders placed by customers. Our B2C e-commerce business has benefited from growing consumer demand for fresh and healthy foods and household products coupled with consumers’ preference for the speed and convenience that online shopping offers.

Cost of revenues

Enterprise software and related customer maintenance services

Our cost of revenues consists mainly of direct costs associated with the delivery of customer maintenance services, including salaries, employee benefits and overhead costs associated with employees providing the relevant services. Since iDeclare.CIQ is now generally distributed through the Internet, we incurred minimal outsourcing costs to outside contractors and costs associated with packaging and shipping of software. Our franchisees provide most of the software maintenance services to customers and we incurred minimal direct costs associated with the delivery of customer maintenance services. Cost of revenues from enterprise software and related customer maintenance services were insignificant in 2011 and 2012.

Software development services

Cost of revenues from software development services increased to RMB2.4 million (US$0.4 million) in 2012 from RMB2.3 million in 2011 because more software development projects were completed and accepted in 2012. As of December 31, 2012, we did not have any capitalized costs related to such projects.

B2C e-commerce

Cost of revenues for our B2C e-commerce business was RMB18.4 million (US$2.9 million) in 2012 compared to RMB8.5 million in 2011 due to the increased volume and selection of products sold through our web portal, www.tootoo.cn.

Gross profit

Gross profit was RMB69.7 million (US$11.2 million) for 2012, compared to RMB64.5 million for 2011.

Gross profit margin

Enterprise software and related customer maintenance services

Gross profit margin for sales of enterprise software and related customer maintenance services was close to 100% in 2010, 2011 and 2012 mainly because iDeclare.CIQ was generally distributed through the Internet and we incurred minimal outsourcing costs to outside contractors and costs associated with packaging and shipping of software. Additionally, our franchisees have been providing most of the software maintenance services to customers on our behalf, so we incurred minimal direct costs associated with the delivery of customer maintenance services.

Software development services

Gross profit margin for software development services increased to 68.4% in 2012 compared to 61.7% in 2011, mainly because the average costs we incurred for each project were lower in 2012.

B2C e-commerce

Gross profit margin was 20.5% for our B2C e-commerce business in 2012 compared to a gross loss margin of 2.6% in 2011. Lower purchase costs and the introduction of new products with higher profit margins resulted in the margin improvement in 2012.

Operating expenses

Operating expenses increased to RMB110.6 million (US$17.7 million) in 2012 from RMB106.0 million in 2011, primarily due to the increase in employee salaries and bonuses, which was partially offset by collections that reduced our allowance for doubtful accounts.

Selling and marketing expenses

Selling and marketing expenses decreased to RMB21.6 million (US$3.5 million) in 2012 from RMB22.5 million in 2011, primarily due to the decrease in office expenses and travelling and transportation expenses, which decrease was partially offset by an increase in advertising and exhibition expenses for our B2C e-commerce business in 2012.

General and administrative expenses

General and administrative expenses decreased by 1.9% to RMB77.8 million (US$12.5 million) in 2012 from RMB79.4 million in 2011, primarily due to decreases in fixed asset depreciation expenses, amortization of intangible assets, legal and professional fees and share-based compensation expenses relating to share options and non-vested shares granted to our directors, executive officers and certain employees in prior years, which decreases were partially offset by increases in salaries and office expenses.

Research and development expenses

Research and development expenses increased by 34.7% to RMB14.9 million (US$2.4 million) in 2012 from RMB11.0 million in 2011, primarily due to an increase in the total amount of compensation for our research and development personnel as a result of the increase in headcount and average compensation per person.

Allowance for doubtful accounts

The allowance for doubtful accounts was credited with RMB3.8 million (US$0.6 million) in 2012 compared to RMB6.8 million in 2011 due to collections of accounts receivable that has been previously included in our bad debt provision.

In June 2011, we entered into certain debt repayment agreements, or the Debt Repayment Agreements, with three of our franchisees, Ninetowns Zhi Fang, Ninetowns Xin He and Ninetowns Wang Li, pursuant to which:

•

We waived certain due and unpaid receivables from Ninetowns Zhi Fang in the amount of RMB8.8 million (US$1.3 million). Ninetowns Zhi Fang agreed to pay off certain other due and unpaid receivables in the amount of RMB3.4 million (US$515,000) to us by December 31, 2012, with 50% of such amount due by December 31, 2011 and the remaining 50% due by December 31, 2012.

•

We waived certain due and unpaid receivables from Ninetowns Xin He in the amount of RMB6.5 million (US$979,000). Ninetowns Xin He agreed to pay off certain other outstanding due and unpaid receivables in the amount of RMB3.6 million (US$545,000) to us by December 31, 2012, with 50% of such amount due by December 31, 2011 and the remaining 50% due by December 31, 2012.

•

We waived certain due and unpaid receivables from Ninetowns Wang Li in the amount of RMB7.6 million (US$1.1 million). Ninetowns Wang Li agreed to pay off certain other outstanding due and unpaid receivables in the amount of RMB2.5 million (US$379,000) to us by December 31, 2012, with 50% of such amount due by December 31, 2011 and the remaining 50% due by December 31, 2012.

All the receivables under the Debt Repayment Agreements have been fully collected.

Interest income

Interest income increased to RMB5.7 million (US$0.9 million) in 2012 from RMB1.9 million in 2011, primarily due to an increase in the investment in short-term financial products.

Gain on sales of short-term investments

Gain on sales of short-term investments increased to RMB113.6 million (US$18.2 million) in 2012 from RMB32.7 million in 2011 as a result of the improved performance of our investments in securities in 2012 compared to 2011.

Change in fair value of marketable options

In 2012, the loss in the fair value of marketable options was RMB16.1 million (US$2.6 million), compared to a gain of RMB7.3 million in 2011, which is primarily due to the decrease of the fair market value of the portfolio of marketable options we held in 2012. We held different portfolios of marketable options in 2011 compared to 2012.

Gain (loss) on investments under the cost method

There was no gain or loss realized on investments under the cost method in 2012. In 2011, an impairment loss of RMB3.4 million was recognized due to losses reported by Hangzhou Tophere Info-Tech Inc., a Chinese B2B food and beverage trade facilitator headquartered in Hangzhou. Since 2007, we have held a 19.8% equity interest in Hangzhou Tophere Info-Tech Inc. through Ronghe Tongshang.

Income (loss) from equity method investments

Loss from equity method investments was RMB0.9 million (US$0.1 million) in 2012 primarily due to the accumulated loss from our investments in Shouchuang Caifu Ninetowns, Shouchuang Caifu Gengyin and Ninetowns Real Estate. Income from equity method investments was RMB1.6 million in 2011, which resulted from the inclusion of net income of Huainan Huacheng and Huainan Suitable Estate.

Income taxes

Income tax expense in 2012 decreased to RMB0.7 million (US$0.1 million) from RMB1.0 million in 2011 primarily due to deferred tax benefits resulting from timing differences between the accounting and tax treatment of deferred service revenues.

Income from operations

Income from operations in 2012 was RMB68.5 million (US$11.0 million) compared to RMB3.5 million in 2011, as a result of the cumulative effect of the factors described above.

Net income attributable to the Company

We recognized net income attributable to the Company of RMB68.5 million (US$11.0 million ) in 2012 compared to net income attributable to the Company of RMB3.5 million in 2011, as a result of the cumulative effect of the factors described above.

2011 compared to 2010

Total net revenues

We generated total net revenues of approximately RMB75.2 million in 2011, a decrease of 4.7% over our total net revenues of approximately RMB78.9 million in 2010. This revenue decrease was principally because fewer software development service contracts were completed in 2011.

Enterprise software and related customer maintenance services

Net revenues from sales of our enterprise software and related customer maintenance services increased by approximately 22.9% to RMB61.0 million in 2011 from RMB49.7 million in 2010, primarily due to increased sales of our iDeclare.CIQ software package and related maintenance services and the increased volume of the services we provided to our pay-per-transaction users. In 2011, we signed customer maintenance service contracts with approximately 18,700 users whose customer maintenance service contracts were due for renewal in 2011. We recognized net revenues of RMB5.0 million from sales of our enterprise software in 2011. We recognized net revenues of RMB56.0 million from the provision of customer maintenance services in 2011, including fees collected from pay-per-transaction users. In addition, RMB30.9 million and RMB38.8 million were from the pay-per-transaction filing fees in 2010 and 2011, respectively, representing a year-on-year increase of 25.4% from 2010 to 2011. In 2011, 63.6% of our revenue generated from sales of enterprise software and related customer maintenance services were from pay-per-transactions users. We sold 1,641 iDeclare.CIQ software packages in 2011 compared to 1,140 iDeclare.CIQ software packages sold in 2010, representing a year-on-year increase of 43.9%.

Software development services

Net revenues from our software development services decreased by 75% from RMB23.8 million in 2010 to RMB6.0 million in 2011. Compared to 2010, fewer software development contracts with respect to software development services were entered into, completed and accepted by customers in 2011 and the work that was completed and accepted in 2011 carried lower service fees compared to our work completed and accepted in 2010. As we recognize revenues when all components under the contracts are delivered and the project is complete upon the receipt of written acceptance by customers in 2011, revenue recognized in 2011 is significantly lower than in 2010.

B2C e-commerce

Net revenues from our B2C e-commerce business increased by 51.9% from RMB5.4 million in 2010 to RMB8.2 million in 2011 due to increased sales related to heightened marketing efforts and the allocation of additional resources to the development of this business.

Cost of revenues

Enterprise software and related customer maintenance services

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

Software development services

Cost of revenues from software development services decreased to RMB2.3 million in 2011 from RMB10.1 million in 2010 due to fewer software development projects in 2011 and we incurred lower costs for the contracts that were completed and accepted in 2011. As of December 31, 2011, we did not have any capitalized costs related to such projects.

B2C e-commerce business

Cost of revenues for our B2C e-commerce business was RMB8.5 million in 2011 compared to RMB6.9 million in 2010 due to the increased volume and selection of products sold through our web portal, www.tootoo.cn.

Gross profit margin

Enterprise software and related customer maintenance services

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

Software development services

Gross profit margin for software development services increased to 61.7% in 2011 compared to 57.4% in 2010, mainly because we incurred lower costs for the contracts completed and accepted by customers in 2011.

B2C e-commerce business

We incurred negative margin of 2.6% for our B2C e-commerce business in 2011 compared to a negative margin of 26.8% in 2010. Although B2C e-commerce business was still not profitable in 2011, lower purchase costs and introduction of new products with higher profit margins resulted in margin improvement in 2011 compared to 2010.

Operating expenses

Operating expenses decreased to RMB106.0 million in 2011 from RMB124.5 million in 2010, primarily due to decreased share-based compensation and the decrease in allowance for doubtful accounts.

Selling expenses

Selling expenses increased to RMB22.5 million in 2011 from RMB16.7 million in 2010, primarily due to the increase in (i) salaries and bonus in the organic food business, and (ii) advertising and exhibition expenses in the B2C e-commerce business in 2011.

General and administrative expenses

General and administrative expenses decreased by 11.6% to RMB79.4 million in 2011 from RMB89.5 million in 2010, primarily due to decreased share-based compensation expenses relating to share options and non-vested shares granted to our director, executive officers and certain employees in prior years.

Research and development expenses

Research and development expenses decreased by 29.6% to RMB11.0 million in 2011 from RMB15.7 million in 2010, primarily due to a general decrease in research and development personnel headcount.

Allowance for doubtful accounts

Allowance for doubtful accounts was credited with RMB6.8 million because of payments received with respect to accounts receivable that had previously been included in our bad debt provisions. Pursuant to certain debt repayment agreements with three of our franchisees, approximately RMB22.8 million of accounts receivable were written off. In addition, the Company focused its efforts to collect all current period sales.

Interest income

Interest income decreased to RMB1.9 million in 2011 from RMB3.7 million in 2010, primarily due to a decrease in the average balances of our term deposits.

Gain on sales of short-term investments

Gain on sales of short-term investments decreased to RMB32.7 million in 2011 from RMB65.1 million in 2010 because the performance of the securities products that we invested in was weaker in 2011 compared to 2010.

Change in fair value of marketable options

In 2011, the gain in the fair value of marketable options was RMB7.3 million, compared to a loss of RMB18.2 million in 2010, which is primarily due to the increase of the fair market value of the portfolios of marketable options we held in 2011. We held different portfolios of marketable options in 2010 and 2011.

Gain (loss) on investments under cost method

Loss on investments under the cost method was RMB3.4 million in 2011, which is due to an impairment loss on Tophere. In 2010, gain on investments under cost method was primarily due to the sale of a portion of our investment in Global Market Group Limited, or Global Market, as well as the sale of our entire investment in GCL Silicon Technology Holdings Inc, or GCL.

Income from equity method investments

Income from equity method investments was RMB1.6 million in 2011, which resulted from the inclusion of net income of Huainan Huacheng and Huainan Suitable Estate, which are the Company’s equity method investees. There were no equity method investments in 2010.

Income taxes

Income tax expense in 2011 increased to RMB1.0 million in 2011 from RMB0.9 million in 2010 due to the decrease of deferred income tax assets as a result of obtaining tax bureau approval to defer service revenue for tax purposes.

Income from continuing operations

Income from continuing operations in 2011 was RMB3.5 million, compared to RMB12.8 million in 2010, as a result of the cumulative effect of the factors described above.

Loss from discontinued operations

In 2010 we sold our catering business and recorded a loss of RMB0.4 million.

Net income attributable to the Company

We recognized net income attributable to the Company of RMB3.5 million in 2011 compared to net income attributable to the Company of RMB12.3 million in 2010, as a result of the cumulative effect of the factors described above.

B. Liquidity and capital resources

Our primary sources of liquidity are from our cash account. We had no outstanding debt as of December 31, 2012. The following table sets forth the summary of our cash flows for the periods indicated:

	For the years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
		(in millions)
Net cash provided by (used in) operating activities	8.9	(63.0)	(24.8)
Net cash provided by (used in) investing activities	21.8	(224.8)	18.1
Net cash provided by (used in) financing activities	—	49.5	(29.0)
Effect of exchange rate changes	(3.5)	(5.0)	(0.7)
Net (decrease) increase in cash and cash equivalents	27.2	(243.3)	(7.4)
Cash and cash equivalents, beginning of year	473.4	500.6	257.3
Cash and cash equivalents, end of year	500.6	257.3	249.9

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

Cash flow from operating activities

Cash used in operating activities was RMB24.8 million (US$4.0 million) in 2012 primarily attributable to payments associated with the construction of our real estate projects, which was partially offset by the receipt of government subsidies and net revenue. Cash used in operating activities was RMB63.0 million in 2011 and cash provided by operating activities was RMB8.9 million in 2010.

Cash flow from investing activities

Cash provided by investing activities was RMB18.1 million (US$2.9 million) in 2012 mainly consisting of proceeds from sales of trading securities and available-for-sale securities of RMB706.3 million (US$113.4 million) and sales of options of RMB98.5 million (US$15.8 million) which were partially offset by purchases of available-for-sale securities of RMB767.6 million (US$123.2 million) and payment for equity investments of RMB26.8 million (US$4.3 million).

Cash used in investing activities was RMB224.8 million in 2011 mainly consisting of investments in our real estate development business through investments in our equity method investees and purchase of available-for-sale securities. Please refer to note 10 “Investment under Equity Method” to the financial statements attached to this annual report for more information regarding our investment under equity method.

Cash provided by investing activities was RMB21.8 million in 2010. This was primarily attributable to proceeds from the sale of available-for-sale securities, short sales of options, as well as proceeds from the disposal of investments under cost method.

Cash flow from financing activities

Cash flows from financing activities were not significant in 2012. Cash flows from financing activities of RMB49.5 million in 2011 was primarily attributable to the cash contribution of RMB49.5 million to Dalian Changzheng by its non-controlling shareholder, Aviation Wanyuan.

Capital resources

To better manage our assets for long-term growth, we periodically invest our excess cash in exchange-traded equity securities. In addition, from time to time we write call and put options through listed exchange as part of our investment strategy. Our investment committee approves the investment policy covering the investment parameters to be followed with the primary goals being the safety of principal and maintaining the liquidity of funds. Short-term investments are comprised of marketable equity securities, which are classified as trading and available-for-sale. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with realized gains and losses recognized in earnings. Short-term investments classified as available for sale are stated at fair values. Unrealized gains or losses on available-for-sale securities from the changes in fair value are recorded in equity as other comprehensive income (loss). Realized gains or losses, based upon the specific identification method, on the disposal of available-for-sale securities are recorded in the consolidated statement of operations. Liabilities for certain call options of RMB12.3 million (US$2.0 million) and put option of RMB0.1 million (US$16,000) were included in liabilities at December 31, 2012.

Our primary source of liquidity is cash flow from investing activities. Our cash and cash equivalents primarily consist of cash on hand and bank deposits. As of December 31, 2012, we had RMB249.9 million (US$40.1 million) in cash and cash equivalents. In addition, as of December 31, 2012, we had invested RMB5.3 million (US$0.8 million) in term deposits, which are payable at varying maturities from six months to one year.

We believe that our available cash and cash equivalents will be sufficient to meet our capital needs for our businesses, except for our real estate development business, for at least the next 12 months. We cannot assure you that our business or operations will not change in a manner that would consume our available capital resources more rapidly than anticipated, especially as we continue to evaluate other investment and acquisition opportunities. We currently have no lines of credit or other credit facilities. We may seek additional external financing for our businesses, especially our real estate development business.

Capital expenditures

For details of our capital expenditures, see Item 4 of this annual report, “Information on the Company — History and development of the company.”

Restrictions on cash transfers to us

To fund any cash requirements we may have from time to time, we may need to rely on dividends, loans or advances made to us by our PRC subsidiaries. We conduct our B2C e-commerce business in the PRC through Ronghe Tongshang, which is a PRC company that is controlled by our subsidiary, Beijing Ninetowns Investment, through a series of contractual arrangements. As Ronghe Tongshang is not owned by Beijing Ninetowns Investment, it is not able to make dividend payments to Beijing Ninetowns Investment. Instead, Beijing Ninetowns Investment has entered into contractual arrangements with Ronghe Tongshang to provide services to Ronghe Tongshang in return for cash payments. In order for us to receive any dividends, loans or advances from our PRC subsidiaries, or to distribute any dividends to our shareholders and ADS holders, we will need to rely on these payments made from Ronghe Tongshang to Beijing Ninetowns Investment. Depending on the nature of services provided by Beijing Ninetowns Investment to Ronghe Tongshang certain of these payments are subject to PRC taxes, including business taxes and value-added tax, which effectively reduce the amount that Beijing Ninetowns Investment receives from Ronghe Tongshang. In addition, the PRC government could impose restrictions on such payments or change the tax rates applicable to such payments.

Regulations in the PRC currently permit payment of dividends of a PRC company, such as our PRC subsidiaries, only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount reaches 50% of its registered capital. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and Ronghe Tongshang are restricted in their ability to transfer net assets to us in terms of cash dividends, loans or advances. Such restrictions amounted to approximately RMB552.9 million, RMB553.7 million and RMB554.6 million (US$89.0 million) as of December 31, 2010, 2011 and 2012, respectively. These reserves are not distributable as cash dividends, or as loans or advances. Ronghe Tongshang may also allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to us. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

As of December 31, 2012, we had 146 employees dedicated to research and development, of whom 20 have master’s degrees and one has a Ph.D. degree in software development related fields. 15 of our R&D employees concentrate their efforts on the research and development of our B2C e-commerce business. Most of our research and development efforts are located in our principal executive offices in Beijing.

Our expenses for research and development activities totaled RMB15.7 million in 2010, RMB11.0 million in 2011 and RMB14.9 million (US$2.4 million) in 2012.

We believe that timely development of new and enhanced products and services is necessary for us to remain competitive in the marketplace. Accordingly, we intend to continue recruiting and hiring research and development personnel and to make other investments in research and development. In 2007, we established a research and development center in the southern region of China. We plan to establish an additional research and development center in the eastern region of China.

D. Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2012 to December 31, 2012 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular disclosure of contractual obligations

We have entered into leasing arrangements relating to our office premises, technical support centers and farm for self-grown products for our B2C e-commerce business. Our contractual obligations regarding these lease arrangements generally consist of rental payments and other charges that are due and payable on a monthly basis during the term of the relevant lease. In general, our lessors have the right to terminate the lease agreements and repossess the leased premises if we fail to make the prescribed payments for two consecutive months, or the expiration of a reasonable period after service of notice for non-payment of rent by the lessors. The following sets forth our commitments under these leases as of December 31, 2012:

(in thousands)
Less than one year	RMB 2,276
1-3 years	1,281
3-5 years	572
More than 5 years	1,351

Total	RMB 5,480

As of December 31, 2012, we had unrecognized tax liabilities amounting to RMB5.9 million (US$1.0 million). Since there is a high degree of uncertainty regarding the timing of future cash outflows, we are unable to make reasonable estimates regarding the timing of settlement with the respective tax authority.

G. Safe harbor

This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “will,” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

•	our anticipated capital expenditures and our ability to fund such expenditures;

•	our expectations about growth in demand for our products and services;

•	acquisitions or investments in businesses, products or technologies that are complementary to our own;

•	fluctuations in general economic and business conditions in China;

•	our ability to adjust to technological change; and

•	our belief about the effects of government regulation on our business.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in Item 3.D “Key Information – Risk Factors” beginning on page 5 and other sections in this annual report.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Item 6. Directors, Senior Management and Employees.

A. Directors and senior management

The following table sets forth the name, age and position of our directors and executive officers as of the date of this annual report:

Name	Age	Position
Shuang Wang	50	Director and Chief Executive Officer
Kin Fai Ng	68	Director, Senior Vice President and Company Secretary
Dachun Zhang	68	Director
Fushan Chen	74	Director
Mark Ming Hsun Lee	41	Director
Martin Cheung	44	Director
Xiaoguang Ren	49	President
Tommy Siu Lun Fork	50	Chief Financial Officer
Min Dong	49	Senior Vice President, Legal Affairs, Administration and Human Resources
Bolin Wu	47	General Manager, Research and Development and Chief Technology Officer

Shuang Wang founded our predecessor, Ninetowns Technology, in 1995 and has served as a director and our Chief Executive Officer since 1995. From 1992 to 1994, Mr. Wang was the founder and Chief Executive Officer of Ninetowns Technology Co., Ltd., a company engaged in sales of computer hardware in China. From 1989 to 1992, Mr. Wang was the executive deputy general manager of Shenzhen Zhongnong Enterprise Corporation, a company engaged in the import and export of agricultural products. In March 2002, Mr. Wang was awarded the Traverse Cup Prize by Software World Magazine and Microelectronic Industry Development and Research jointly with a number of industry magazines in China for Mr. Wang’s outstanding performance in and significant contributions to the information technology industry. In March 2003, Mr. Wang was also recognized as one of the “2002 top ten leaders of the PRC software industry in China” by Software World Magazine jointly with China Central TV for his significant contributions to the software industry. Mr. Wang is also the chairman of the board of directors of Beijing New Take, Ninetowns Internet, Beijing Ninetowns Times and Dalian Changzheng; the vice-chairman and a non-executive director of iTowNet; and a director of Jitter Bug, Ixworth, New Take, Shielder, Ninetowns Ports and Ninetowns Real Estate. Mr. Wang holds a bachelor’s degree in science from Beijing Institute of Technology, a master’s degree in optics engineering from Beijing Institute of Technology and an engineering qualification certificate from the Ministry of Agriculture of the PRC.

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

Mark Ming Hsun Lee has served as a director since October 2004. Since June 2006, Mr. Lee was the founder, the chief executive officer, president and a director of Splashtop Inc. (formerly called DeviceVM Inc.), a company engaged in the software business. Mr. Lee was the founder, chief executive officer, president and a director of OSA Technologies, Inc., a company engaged in the software business, and served in such positions from April 2000 to April 2004. From April 2004 to

June 2006, Mr. Lee served as the senior vice president of Avocent Corp., a provider of computer keyboard, video and mouse switching and network connectivity solutions, since it acquired OSA Technologies, Inc. in April 2004. From the summer of 1991 to April 2000, Mr. Lee served in various positions, including enterprise platform marketing manager, senior information technology architect and engineer, design engineer for Intel Corporation. Mr. Lee holds a bachelor’s degree in electrical engineering and a master’s degree in electrical engineering and computer science from Massachusetts Institute of Technology. Mr. Lee also holds a master’s degree in business administration from Arizona State University.

Martin Cheung has served as a director since June 2008. Mr. Cheung currently works as the Corporate Development Director of Profound Heavy Industrial Holding Limited. He also served as an independent non-executive director of China Environmental Resources Group Limited (formerly called Benefun International Holding Limited) from July 2008 to March 2013 and Sun Century Group Ltd (formerly called Hong Long Holdings Limited) from January 2007 to June 2012, both of which are companies with securities listed on the Hong Kong Stock Exchange. Mr. Cheung is a member of the American Institute of Certified Public Accountants and is a Certified Public Accountant of Australia. From 2005 to 2008, Mr. Cheung was the Corporate Finance Director at Grant Thornton Corporate Finance Limited. From 2002 to 2005, Mr. Cheung was an Executive Vice President at Japan Asia Securities. From 1994 to 2002, Mr. Cheung was a Vice President of Daiwa Securities. From 1991 to 1994, Mr. Cheung was a senior auditor at Deloitte Touche Tohmatsu. Mr. Cheung obtained a bachelor’s degree in Social Sciences from the University of Hong Kong in 1991, a master’s of Science degree in Accounting from Curtin University of Technology, in Perth, Australia in 1997 and a master’s of Science degree in Finance (Investment Management) from the Hong Kong University of Science and Technology in 2001.

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

Min Dong formed our predecessor, Ninetowns Technology, in 1995 and is now our Senior Vice President of Legal Affairs, Administration and Human Resources. Prior to co-founding Ninetowns Technology in 1995, Ms. Dong served as a lecturer at Central Finance and Economic University in China. Ms. Dong has been a director of Jitter Bug and Ixworth since February 2000. Ms. Dong is also a director of New Take, Shielder, Beijing New Take, Ninetowns Internet, Ninetowns Ports, Dalian Changzheng and Ninetowns Real Estate, and a director and the general manager of Ninetowns Times. Ms. Dong is the spouse of Mr. Wang. Ms. Dong holds a bachelor’s degree and a master’s degree in law from China Politics and Law University. Ms. Dong received an executive master of business administration degree from Peking University in July 2009.

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

B. Compensation

As of December 31, 2012, we do not have any outstanding loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. For 2012, the aggregate amount of compensation paid by us to all of our directors and executive officers was approximately RMB6.4 million (US$1.0 million).

Our PRC subsidiary as well as our consolidated entity and its subsidiaries are required by law to make contributions based on each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. The aggregate amount of such contributions we made with respect to our directors and executive officers for the year ended December 31, 2012 was RMB0.2 million (US$39,000). We have no service contracts with any of our directors providing for benefits upon termination of employment.

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

The following table summarizes the options granted as of April 29, 2013 under our 2003 Plan to our directors and executive officers.

	Ordinary Shares Underlying Options Granted	Exercise Price (HK$/Share)	Date of Grant	Date of Expiration
Xiaoguang Ren	184,552	25	November 18, 2003	November 17, 2013
Bolin Wu	150,608	25	November 18, 2003	November 17, 2013
Tommy Siu Lun Fork	222,924	25	November 18, 2003	November 17, 2013
Shuang Wang	174,914	25	November 18, 2003	November 17, 2013
Min Dong	70,592	25	November 18, 2003	November 17, 2013
Kin Fai Ng	27,564	25	November 18, 2003	November 17, 2013

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

The following table summarizes the options granted under our Amended and Restated 2004 Plan to our directors and executive officers as of April 29, 2013.

	Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Xiaoguang Ren	19,286 22,368 220,000 70,000	8.60 3.03 1.40 1.60	February 23, 2005 February 5, 2008 July 16, 2009 February 10, 2010	February 22, 2015 February 4, 2018 July 15, 2019 February 9, 2020
Bolin Wu	35,357 39,930 220,000 70,000	8.60 3.03 1.40 1.60	February 23, 2005 February 5, 2008 July 16, 2009 February 10, 2010	February 22, 2015 February 4, 2018 July 15, 2019 February 9, 2020
Tommy Siu Lun Fork	17,679 220,000 70,000	8.60 1.40 1.60	February 23, 2005 July 16, 2009 February 10, 2010	February 22, 2015 July 15, 2019 February 9, 2020
Shuang Wang	20,893 330,000 70,000	8.60 1.40 1.60	February 23, 2005 July 16, 2009 February 10, 2010	February 22, 2015 July 15, 2019 February 9, 2020
Min Dong	17,679 110,000 70,000	8.60 1.40 1.60	February 23, 2005 July 16, 2009 February 10, 2010	February 22, 2015 July 15, 2019 February 9, 2020
Dachun Zhang	8,036 3,000 11,250 30,000	8.60 3.03 1.40 1.60	February 23, 2005 February 5, 2008 July 16, 2009 February 10, 2010	February 22, 2015 February 4, 2018 July 15, 2019 February 9, 2020
Fushan Chen	8,036 3,000 11,250 30,000	8.60 3.03 1.40 1.60	February 23, 2005 February 5, 2008 July 16, 2009 February 10, 2010	February 22, 2015 February 4, 2018 July 15, 2019 February 9, 2020
Mark Ming Hsun Lee	17,679 4,500 15,000 30,000	8.60 3.03 1.40 1.60	February 23, 2005 February 5, 2008 July 16, 2009 February 10, 2010	February 22, 2015 February 4, 2018 July 15, 2019 February 9, 2020
Kin Fai Ng	12,000 90,000 30,000	3.03 1.40 1.60	February 5, 2008 July 16, 2009 February 10, 2010	February 4, 2018 July 15, 2019 February 9, 2020
Martin Cheung	30,000 30,000	1.40 1.60	July 16, 2009 February 10, 2010	July 15, 2019 February 9, 2020

The following table summarizes, as of April 29, 2013, shares granted under our Amended and Restated 2004 Plan to our directors and executive officers.

	Shares Granted	Date of Grant	End of Vesting Period
Xiaoguang Ren	66,716 585,771	February 5, 2008 February 10, 2010	February 5, 2012 February 10, 2011
Bolin Wu	41,982	February 5, 2008	February 5, 2012
Tommy Siu Lun Fork	20,000	February 5, 2008	February 5, 2012
Shuang Wang	30,000	February 5, 2008	February 5, 2012
Min Dong	20,000	February 5, 2008	February 5, 2012

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

The following table summarizes, as of April 29, 2013, shares granted under our 2006 Plan to our directors and executive officers.

	Shares Granted	Date of Grant	End of Vesting Period
Xiaoguang Ren	840,000	February 10, 2010	February 10, 2011
Bolin Wu	439,912	February 10, 2010	February 10, 2011
Tommy Siu Lun Fork	41,000	February 10, 2010	February 10, 2011
Shuang Wang	41,000	February 10, 2010	February 10, 2011
Min Dong	41,000	February 10, 2010	February 10, 2011
Kin Fai Ng	41,000	February 10, 2010	February 10, 2011
Zhonghai Xu	769,912	February 10, 2011	February 10, 2014

C. Board practices

Our board of directors consists of six members, including four independent directors. Our amended and restated memorandum and articles of association, as currently in effect, provide for a board of directors comprised of not less than two directors. Each of our directors holds office until a successor has been duly elected and appointed. Our officers are elected by and serve at the discretion of our shareholders or the board of directors. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity or until their respective successors have been elected and qualified in accordance with our articles of association.

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

Audit committee. Our audit committee currently consists of Dachun Zhang, Mark Lee and Martin Cheung. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Nasdaq Listing Rule 5605(a)(2) and meet the criteria for independence set forth in Rule 10A-3(b)(1) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and that Mr. Cheung has the necessary financial sophistication under Nasdaq Listing Rules Rule 5605(c)(2)(A) and is qualified as an audit committee financial expert, as defined in Item 16A of Form 20-F. Our audit committee is responsible for, among other things:

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

Compensation committee. Our current compensation committee consists of Dachun Zhang, Fushan Chen and Mark Lee. Our board of directors has determined that all of our compensation committee members are “independent directors” within the meaning of Nasdaq Listing Rules Rule 5605(a)(2). Our compensation committee is responsible for, among other things:

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

Nominating committee. Our current nominating committee consists of Dachun Zhang, Fushan Chen and Mark Lee. Our board of directors has determined that all of our nominating committee members are “independent directors” within the meaning of Nasdaq Listing Rules Rule 5605(a)(2). Our nominating committee is responsible for, among other things:

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

Special committee

In October 2012, our board of directors formed a special committee of independent directors consisting of Dachun Zhang, Mark Lee and Martin Cheung in response to a non-binding proposal letter from certain management members and their affiliates, notifying the board of its interest in acquiring all of our shares in a possible going private transaction. See “Item 4. Information on the Company—History and Development of the Company – Going private transaction.”

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

D. Employees

As of December 31, 2012, we had 584 full-time employees of which 14 were in management, 16 were in finance, 18 were in administration and human resources, 177 were in enterprise software and related customer maintenance services and software development service department, 253 were in the B2C e-commerce department and 106 were in the real estate development department. All of our employees are in mainland China except two who are stationed in Hong Kong. We had 299 and 509 full-time employees as of December 31, 2010 and 2011, respectively.

Our employees located in China other than Hong Kong are covered by the retirement schemes defined by PRC local practice and regulations, which are essentially defined contribution schemes. Certain of our employees who are located in Hong Kong have joined the Mandatory Provident Fund Scheme which is also a defined contribution scheme. The amounts we paid to these defined contribution schemes were RMB3.2 million, RMB3.4 million and RMB5.4 million (US$0.9 million) for 2010, 2011 and 2012, respectively. In addition, we are required by law to contribute approximately 10% in Beijing and 8% in Guangzhou of the average salaries of all employees for mandatory medical benefits and approximately 1% in Beijing and 2% in Guangzhou of the salaries of some employees for unemployment benefits. The PRC government is directly responsible for the payments of the benefits to these employees. The amounts contributed amounted to RMB1.8 million, RMB2.1 million and RMB3.4 million (US$0.5 million) for 2010, 2011 and 2012, respectively.

Our future success will depend, in part, on our ability to continue to attract, retain and motivate highly qualified technical and management personnel, for whom competition is intense. Our employees are not covered by any collective bargaining agreement and we have never experienced a work stoppage. We believe we enjoy good relations with our employees

E. Share ownership

The following table sets forth information known to us with respect to the beneficial ownership of our ordinary shares as of April 29, 2013, taking into account the number of ordinary shares underlying our outstanding options, by each person who is known to us to be the beneficial owner of more than 5.0% of our ordinary shares; each of our directors; each of our named executive officers; and all of our executive officers and directors as a group.

	Ordinary Shares Beneficially Owned
Name	Number(1)	Percent(2)
Directors and executive officers(3)
Shuang Wang(4)	6,930,197	17.87%
Min Dong(5)	6,930,197	17.87%
Xiaoguang Ren(6)	2,369,514	6.11%
Kin Fai Ng(7)	804,975	2.08%
Bolin Wu(8)	1,255,025	3.24%
Tommy Siu Lun Fork(9)	849,103	2.19%
Mark Ming Hsun Lee(10)	*	* %
Dachun Zhang(11)	*	* %
Fushan Chen(12)	*	* %
Martin Cheung(13)	*	* %

All directors and executive officers as a group (10 persons)	12,971,124	33.44%

5% and above shareholders
Yong Ping Duan(14)	7,072,327	18.23%
Technology Pioneer Corp. (15)	3,070,028	7.91%
Value Chain International Limited(16)	2,002,312	5.16%

*	Less than 1%
(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes those securities for which voting or investment power with respect to the securities is held.
(2)	The number of ordinary shares outstanding used in calculating the percentage for each listed person includes the ordinary shares underlying options held by such persons and exercisable within 60 days of March 31, 2013. Percentage of beneficial ownership is based on 38,791,834 ordinary shares outstanding as of March 31, 2013. In 2011, 3,000,000 of the Company’s ordinary shares were converted into American Depositary Shares to facilitate our employees’ cashless exercise of vested stock options and non-vested shares. No Stock options were exercised in 2012. 281,031 previously non-vested shares became vested in 2012.
(3)	The address of our current directors and executive officers is c/o Ninetowns Internet Technology Group Company Limited, 22/F, Building No. 1, Capital A Partners, No. 20 Gongti East Road, Chaoyang District Beijing 100020, PRC.
(4)	Includes (i) 4,077,215 ordinary shares held by Mr. Wang, (ii) 2,002,312 ordinary shares held by Mr. Wang through his ownership of Value Chain, (iii) 71,000 American depositary shares received by Mr. Wang as a result of the vesting of previously unvested shares, (iv) 495,807 ordinary shares underlying share options held by Mr. Wang which are currently exercisable or exercisable within 60 days of March 31, 2013, (v) 131,592 ordinary shares held by Ms. Dong, (vi) 61,000 American depositary shares received by Ms. Dong as a result of the vesting of previously unvested shares, and (vii) 223,271 ordinary shares underlying share options held by Ms. Dong which are currently exercisable or exercisable within 60 days of March 31, 2013.

(5)	Includes (i) 131,592 ordinary shares held by Ms. Dong, (ii) 223,271 ordinary shares underlying share options held by Ms. Dong which are currently exercisable or exercisable within 60 days of March 31, 2013, (iii) 61,000 American depositary shares received by Ms. Dong as a result of the vesting of previously unvested shares, (iv) 2,002,312 ordinary shares held by Ms. Dong through her ownership of Value Chain, (v) 4,077,215 ordinary shares held by Mr. Wang, (vi) 71,000 American depositary shares received by Mr. Wang as a result of the vesting of previously unvested shares, and (vii) 495,807 ordinary shares underlying share options held by Mr. Wang which are currently exercisable or exercisable within 60 days of March 31, 2013.
(6)	Includes (i) 440,000 ordinary shares held by Mr. Ren, (ii) 1,485,808 American depositary shares received by Mr. Ren as a result of the vesting of previously unvested shares, and (iii) 443,706 ordinary shares underlying share options held by Mr. Ren which are currently exercisable or exercisable within 60 days of March 31, 2012.
(7)	Includes (i) 41,000 American depositary shares received by Mr. Ng as a result of the vesting of previously unvested shares, (ii) 634,411 ordinary shares beneficially held by Mr. Ng through his ownership of Oriental Plan Developments Limited, or Oriental Plan, and (iii) 129,564 ordinary shares underlying share options held by Mr. Ng which are currently exercisable or exercisable within 60 days of March 31, 2013.
(8)	Includes (i) 330,000 ordinary shares held by Mr. Wu, (ii) 481,621 American depositary shares received by Mr. Wu as a result of the vesting of previously unvested shares, and (iii) 443,404 ordinary shares underlying share options held by Mr. Wu which are currently exercisable or exercisable within 60 days of March 31, 2013.
(9)	Includes (i) 330,000 ordinary shares held by Mr. Fork, (ii) 61,000 American depositary shares received by Mr. Fork as a result of the vesting of previously unvested shares, and (iii) 458,103 ordinary shares underlying share options held by Mr. Fork which are currently exercisable or exercisable within 60 days of March 31, 2013.
(10)	Represents 55,929 ordinary shares underlying share options held by Mr. Lee which are currently exercisable or exercisable within 60 days of March 31, 2013.
(11)	Represents 41,974 ordinary shares underlying share options held by Mr. Zhang which are currently exercisable or exercisable within 60 days of March 31, 2013.
(12)	Represents 41,974 ordinary shares underlying share options held by Mr. Chen which are currently exercisable or exercisable within 60 days of March 31, 2013.
(13)	Represents 45,000 ordinary shares underlying share options held by Mr. Cheung which are currently exercisable or exercisable within 60 days of March 31, 2013.
(14)	Includes 5,072,308 ordinary shares held directly by Mr. Duan and 2,000,019 ordinary shares beneficially held by Mr. Duan through his position as the president of Enlight Foundation, or Enlight, a non-profit family foundation under the laws of California. Enlight is a California corporation that is owned by Mr. Duan. The address of Enlight is c/o SY. Lee & Chen, 362 W. Garvey Ave., Monterey Park, CA 91754.
(15)	Technology Pioneer is a British Virgin Islands company that is 100.0% owned by Mr. Lei Ding. The address of Technology Pioneer Corp. is No. 16 Ke Yun Road, Zhong Shan Avenue, Guangzhou, The People’s Republic of China, 510655.
(16)	Value Chain is a British Virgin Islands company that is 50.0% owned by Mr. Wang, who is our Chief Executive Officer and one of our directors, and 50.0% owned by Ms. Dong, who is one of our executive officers and the spouse of Mr. Wang. The address of Value Chain is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

No shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may at a subsequent date result in a change of control of our company other than the going private transaction as disclosed in “Items 4. Information on the company – History and development of the company – Going private transaction.”

For the details of our Plans, please refer to Item 6. “Directors, Senior Management and Employees — Compensation.”

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

Transactions with Mr. Wang and Ms. Dong

Mr. Wang is a director of Import & Export, which is 100.0% beneficially owned by Mr. Wang and Ms. Dong. Import & Export in turn owns a 49.0% equity interest in iTowNet, which is 51.0% owned by the PRC Inspections Administration. iTowNet operates the data exchange platforms that interface between international trade enterprises using our enterprise software and the PRC Inspections Administration’s internal electronic processing system. iTowNet receives a fee of RMB5.0 for each submission made over its platforms.

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

Related parties transactions with minority-owned subsidiaries

Beijing Ninetowns Ports made certain social insurances payments with a total amount of RMB0.2 million (US$32,000) on behalf of Ninetowns Real Estate during 2012 and up to the date of this annual report for employees who worked for Beijing Ninetowns Ports before they joined Ninetowns Real Estate. The outstanding receivable from Ninetowns Real Estate with respect to such payments was RMB0.2 million (US$32,000) as of March 31, 2013.

In December 2012, Ronghe Zhihui decided to withdraw RMB10.0 million (US$1.6 million) of its capital contribution in Shouchuang Caifu Ninetowns. Shouchuang Caifu Ninetowns did not return the RMB10.0 million capital contribution to Ronghe Zhihui until January 2013, which resulted in an amount due from related parties of RMB10.0 million as of December 31, 2012.

Board memberships

Mr. Wang and Mr. Ren are two of the five directors of iTowNet. iTowNet is 51.0% owned by the PRC Inspections Administration and 49.0% owned by Import & Export. Import & Export is in turn 100.0% beneficially owned by Mr. Wang and Ms. Dong. Mr. Wu is the sole supervisor of iTowNet.

Stock option grants

Please refer to “Item 6. Directors, Senior Management and Employees — Compensation.”

C. Interests of experts and counsel

Not applicable.

Item 8. Financial Information.

A. Consolidated statements and other financial information

Please see our consolidated financial statements which are filed as part of this annual report.

Legal proceedings

On March 6, 2013, Manere Development Limited, an independent third party, filed a complaint in Huainan Intermediate People’s Court against Mr. Shuang Wang and our subsidiaries Beijing Ninetowns Ports, Huainan Ninetowns Suitable Estate and Huainan Huacheng.

The plaintiff alleged breach of a contract entered into in November 2010 by and between the plaintiff and Ninetowns Land Group Limited, our wholly owned subsidiary. This contract was entered into in connection with a proposed investment in a real estate project in Huainan, Anhui province, in which we and the plaintiff expected to hold 75% and 25% of the equity interest, respectively.

The plaintiff seeks the transfer of a 25% equity interest in Huainan Huacheng to the plaintiff and payment of a commission of RMB46.0 million alleged to be due pursuant to the November 2010 contract as a result of our acquisitions of the land use rights for our Huainan Project. The first hearing is set for May 30, 2013.

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

We rely on dividends and fees paid to us by our subsidiaries in China to fund our operations. In accordance with current PRC laws and regulations, our PRC subsidiaries that were formed as domestic limited liability companies are required to set aside 10.0% of their after-tax profits for a PRC law-mandated reserve fund and 5-10% of their after-tax profits for a PRC law- mandated welfare fund each year. The actual amount set aside for the welfare fund is determined in accordance with PRC accounting standards and regulations. Each of these subsidiaries can stop contributing to its statutory reserve fund when the aggregate reserved amount in the fund is equal to 50.0% or more of the respective subsidiary’s registered capital, which is the amount of capital set forth in its organizational documents. In contrast, our PRC subsidiaries that were formed as foreign- invested enterprises are required to set aside a portion of their after-tax profits each year, as determined in accordance with PRC accounting standards and regulations, to their reserve funds, bonus and welfare funds for workers and staff members. Under PRC law, we are also required to set aside at least 10.0% of our after- tax net income each year into our reserve fund until the accumulated legal reserve amounts to 50.0% of registered capital. Each of our subsidiaries is further required to maintain a bonus and welfare fund at percentages determined at their sole discretion. The reserve funds and the bonus and welfare funds described above are not distributable as dividends. Our board of directors has complete discretion as to whether we will distribute dividends in the future. Even if our board of directors determines to distribute dividends, the form, frequency and amount of our dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as the board of directors may deem relevant. Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary to the holders of our ADSs. Cash dividends on our ordinary shares, including those represented by the ADSs, if any, will be paid in U.S. dollars.

B. Significant changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. The Offering and Listing.

A. Offering and listing details

On December 3, 2004, we listed our ADSs, each representing one ordinary share, on the Nasdaq Global Market under the symbol “NINE.”

The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for the periods shown.

	Sales Price
	High		Low
Annual highs and lows
2008	US$	3.30	US$	0.82
2009	US$	2.20	US$	0.86
2010	US$	1.90	US$	1.30
2011	US$	1.55	US$	1.15
2012	US$	1.79	US$	1.02

Quarterly highs and lows
First Quarter 2011	US$	1.55	US$	1.35
Second Quarter 2011	US$	1.55	US$	1.30
Third Quarter 2011	US$	1.46	US$	1.15
Fourth Quarter 2011	US$	1.40	US$	1.24
First Quarter 2012	US$	1.40	US$	1.22
Second Quarter 2012	US$	1.39	US$	1.02
Third Quarter 2012	US$	1.16	US$	1.05
Fourth Quarter 2012	US$	1.79	US$	1.08

Monthly highs and lows
December 2012	US$	1.75	US$	1.68
January 2013	US$	1.78	US$	1.66
February 2013	US$	1.75	US$	1.56
March 2013	US$	1.75	US$	1.57
April 2013 (for the period to and including April 26, 2013)	US$	1.65	US$	1.29

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

Hong Kong taxation

New Take and Shielder, our wholly owned subsidiaries, are not subject to Hong Kong profits tax on foreign-sourced dividends and capital gains. As an entity incorporated in Hong Kong, each of New Take and Shielder was subject to 16.5% income tax for the year ended December 31, 2012 on its taxable income generated from operations in Hong Kong. Payment of dividends is not subject to withholding tax in Hong Kong.

PRC enterprise income tax

On March 16, 2007, the National People’s Congress adopted the New Income Tax Law, which went into effect on January 1, 2008. The New Income Tax Law imposes a unified income tax rate of 25.0% for domestic and foreign enterprises.

The New and High Technology Enterprise status allows qualifying enterprises to be eligible for a preferential 15.0% tax rate for three years. At the conclusion of the three year period, the qualifying enterprise has the option to renew its New and High Technology Enterprise status for an additional three years if such enterprise’s business operations continue to qualify for New and High Technology Enterprise status for Beijing Ninetowns Ports Software and Technology Co., Ltd., or Ninetowns Ports. At the conclusion of the renewed period, the enterprise would have to go through a new application process to renew its New and High Technology Enterprise status. As of December 2012, we maintained certifications of New and High Technology Enterprise status for Ninetowns Ports and Guangdong Ninetowns, which qualify them for the preferential 15.0% tax rate for tax year of 2012.

Please refer to “Item 5. Operating and Financial Review and Prospects – Description of statements of operations items” on page 56 for more information regarding applicable taxations to our company.

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

Passive foreign investment company

It is likely that we will be classified as a PFIC for 2012. Special U.S. federal income tax rules apply to U.S. holders of shares of a foreign corporation that is classified as a PFIC for U.S. federal income tax purposes. The determination of our PFIC status principally depends upon the composition of our assets, including goodwill, and the amount and nature of our income from time to time. The amount of goodwill will depend in part on the market value of our ADSs or ordinary shares, which may be especially volatile in a technology related enterprise. We have limited control over these variables and accordingly there can be no assurance that we will not be considered a PFIC for any taxable year. To the extent we do have control over these variables, we may take steps to reduce the material and adverse effect PFIC classification may have on our business, financial condition and results of operations.

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

We note that if we are considered a PFIC for any taxable year, we will continue to be treated as a PFIC in for any subsequent taxable year with respect to any United States investors who held stock in such PFIC year, even if we no longer meet the definitional test of a PFIC. As a result of our substantial cash position and the decline in the value of our stock, we believe that we may have become a PFIC during the 2006 taxable year and continued PFIC status in the subsequent years including the 2012 taxable year, under a literal application of the asset test that looks solely to market value. As a result, we believe that we would continue to be treated as a PFIC in all taxable years thereafter for any United States Investors who held shares during such period.

Because it is likely that we will be classified as a PFIC for 2012, a U.S. Holder of our ordinary shares or our ADSs will likely be subject to special tax rules with respect to:

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

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the Securities and Exchange Commission. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which close occurs on December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Public Reference Room, 100 F Street NE, Washington, DC. 20549 and at the regional office of the Securities and Exchange Commission located at 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Inflation

According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was 3.3% in 2010, 5.4% in 2011 and 2.6% in 2012. We have not in the past been materially affected by inflation, but we do not know whether we will be affected in the future.

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

D4. Fees and Other Payment Made by the Depositary to the Registrant

The following table shows the fees and other direct and indirect payments made by the depositary to us:

Category of Expenses	Amount Reimbursed for Fiscal Year Ended December 31, 2012

—*Broker reimbursements	US$70,000

*	Broker reimbursements are fees payable to Broadridge and other service providers for the distribution of hard copy material to beneficial ADR holders in the Depositary Trust Company. Corporate material includes information related to shareholders’ meetings and related voting instruction cards. These fees are SEC approved.

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

As of March 31, 2013, we have used approximately RMB472.0 million (US$75.7 million) of the net proceeds from our initial public offering for capital expenditure, comprising approximately RMB80.0 million (US$12.8 million) for the expansion of existing facilities, approximately RMB78.0 million (US$12.5 million) for the purchase of our office building in Guangdong, approximately RMB314.0 million (US$50.4 million) for investments in our subsidiaries engaged in B2C e-commerce, software and maintenance services and software development businesses and our discontinued B2B business. We did not use any of the net proceeds from our initial public offering to make payments to directors or officers of our company, persons owning 10.0% or more of our equity securities or our affiliates.

Item 15. Controls and Procedures.

Evaluation of disclosure controls and procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2012 in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding any required disclosure.

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

Our management with the participation and under the supervision of our Chief Executive Officer and our Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2012 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. As a result of these assessments, our management has concluded that our internal control over financial reporting was effective as of December 31, 2012.

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

Item 16C. Principal Accountant Fees and Services.

GHP Horwath, P.C. was our independent registered public accounting firm for the fiscal years ended December 31, 2011 and 2012.

The following table sets forth the aggregate fees in connection with certain professional services rendered by GHP Horwath, P.C., for the periods indicated. We did not pay any tax related or other fees to GHP Horwath, P.C. during the periods indicated.

	For the year ended December 31
	2011	2012	2012
Audit fees(1)	RMB3,272,828	RMB3,083,900	US$	495,000
Audit related fees(2)	—	—		—
Total	RMB3,272,828	RMB3,083,900	US$	495,000

(1)	Audit fees consist of fees billed for the annual audit of our consolidated financial statements. Audit fees also include fees for services that are normally provided by the independent registered public accounting firm in connection with statutory regulatory filings or engagements.

(2)	Audit related fees consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements.

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

Item 16D. Exemptions from the Listing Standards for Audit Committee.

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

We announced a share repurchase program which became effective on August 30, 2011. Under the program, we are authorized to repurchase up to US$5.0 million of our ADRs from August 30, 2012 to August 29, 2014. The repurchase of the ADSs will be made in the open market depending on market conditions and other factors as well as subject to relevant rules under United States securities regulations. The repurchases are intended to qualify for the safe harbor provided by Rule 10b-18 under the Securities Exchange Act of 1934, as amended. The program does not obligate us to acquire any particular number of ADSs and may be suspended, modified or discontinued at any time. The share repurchase program will be funded by our available working capital.

The following table sets forth, for each month in 2012 and for the year as a whole, the total number of our ADSs repurchased by us pursuant to the share repurchase plan described above, the average price paid per ADS, the number of ADSs that were purchased as part of the publicly announced share repurchase plan and the maximum number of ADSs that, at that date, remained eligible for purchase under such plan.

2012	Total Number of ADSs Purchased		Average Price Paid per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of shares that May Yet Be Purchased Under the Plan
May 1—31	3,900	(1)	US$1.1327	3,900	US$3,995,582
Total	3,900		US$1.1327	3,900	US$3,995,582

(1)	All the ADSs were repurchased pursuant to the 2012 program described above.

Item 16F. Change in Registrant’s Certifying Accountant.

None.

Item 16G. Corporate Governance.

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our ADSs are listed on the Nasdaq Global Market, we are subject to Nasdaq corporate governance requirements. Nasdaq Listing Rules 5615(a)(3)(A) permits foreign private issuers like us to follow “home country practice” with respect to certain corporate governance matters. We are committed to a high standard of corporate governance. We believe that we are currently in compliance with the NASDAQ Marketplace Rules.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17. Financial Statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements.

The consolidated financial statements for our company are included at the end of this annual report.

Item 19. Exhibits.

Exhibit Number	Description

1.1	Amended and Restated Memorandum and Articles of Association of Ninetowns Internet Technology Group Company Limited (incorporated by reference to Exhibit 99.2 from our Form 6-K (File No. 000-51025) filed with Securities and Exchange Commission on October 25, 2006)

2.1	Specimen American Depositary Receipt of Ninetowns Internet Technology Group Company Limited (incorporated by reference to Exhibit 2.1 from our Annual Report on Form 20-F (Registration No. 000- 51025) filed with Securities and Exchange Commission on June 29, 2005)

2.2	Specimen Share Certificate of Ninetowns Internet Technology Group Company Limited (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.1	Shareholders’ Agreement dated October 22, 2003 among Jitter Bug Holdings Limited, AIG Asian Opportunity Fund, L.P., American International Assurance Company (Bermuda) Limited, the shareholders of Ninetowns Internet Technology Group Company Limited (listed on Schedule 1 thereto) and Ninetowns Internet Technology Group Company Limited (incorporated by reference to Exhibit 4.1 from Amendment No. 1 to our Annual Report on Form 20-F (Registration No. 000-51025) filed with the Securities and Exchange Commission on September 11, 2012)

4.2	Form of Termination Agreement among Ninetowns Internet Technology Group Company Limited, Jitter Bug Holdings Limited, AIG Asian Opportunity Fund, L.P., American International Assurance Company (Bermuda) Limited and certain other shareholders of Ninetowns Internet Technology Group Company Limited (incorporated by reference to Exhibit 4.5 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.3	Form of Lock-up agreement by and among Ninetowns Internet Technology Group Company Limited and certain of its directors, executive officers and shareholders (incorporated by reference to Exhibit 4.6 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.4	Employee Share Option Scheme (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.5	Amended and Restated 2004 Share Option Plan of Ninetowns Internet Technology Group Company Limited (incorporated by reference to Exhibit 4.5 from our Annual Report on Form 20-F (Registration No. 000- 51025) filed with Securities and Exchange Commission on June 29, 2006)

4.6	2006 Share Incentive Plan of Ninetowns Internet Technology Group Company Limited (incorporated by reference to Exhibit 4.6 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on July 16, 2007)

4.7	Translation of Form of Software Sales Agreement (incorporated by reference to Exhibit 10.12 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.8	Deed of Undertaking dated August 13, 2004 by Shuang Wang and Min Dong to AIG Asian Opportunity Fund, L.P. and American International Assurance Company (Bermuda) Limited (incorporated by reference to Exhibit 10.27 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.9	Sale and Purchase Agreement dated October 3, 2003 among Ninetowns Internet Technology Group Company Limited, Jitter Bug Holdings Limited, UOB Venture (Shenzhen) Limited, Titan I Venture Capital Co., Ltd., Titan II Venture Capital Co., Ltd. and CFM Investments Limited — CFM Greater China Fund (incorporated by reference to Exhibit 10.28 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.10	Sale and Purchase Agreement dated October 8, 2003 among Ninetowns Internet Technology Group Company Limited, Jitter Bug Holdings Limited, China Equity Associates L.P. and MMFI CAPI Venture Investments Limited (incorporated by reference to Exhibit 10.29 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.11	Subscription Agreement dated October 8, 2003 between Ninetowns Internet Technology Group Company Limited and Ever Praise Holdings Limited (incorporated by reference to Exhibit 10.30 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.12	Share Subscription Agreement dated October 9, 2003 among Ninetowns Internet Technology Group Company Limited, Jitter Bug Holdings Limited, AIG Asian Opportunity Fund, L.P., American International Assurance Company (Bermuda) Limited, Mr. Shuang Wang and Ms. Min Dong (incorporated by reference to Exhibit 4.1 from Amendment No. 1 to our Annual Report on Form 20-F (Registration No. 000-51025) filed with the Securities and Exchange Commission on September 11, 2012)

4.13	Sale and Purchase Agreement dated October 16, 2003 among Ninetowns Internet Technology Group Company Limited, Jitter Bug Holdings Limited and Huitung Investments (BVI) Limited (incorporated by reference to Exhibit 10.32 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.14	Subscription Agreement dated December 11, 2003 among Ninetowns Internet Technology Group Company Limited, Jitter Bug Holdings Limited, Titan I Venture Capital Co., Ltd, Titan II Venture Capital Co., Ltd. and CFM Investments Limited — CFM Greater China Fund (incorporated by reference to Exhibit 10.33 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.15	Subscription Agreement dated December 11, 2003 among Ninetowns Internet Technology Group Company Limited, Jitter Bug Holdings Limited and Ferndale Associates Limited (incorporated by reference to Exhibit 10.34 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.16	Form of Right of First Refusal Agreement dated as of November 2, 2004 among Ninetowns Internet Technology Group Company Limited, Ninetowns Import & Export e-Commerce Co., Ltd., Shuang Wang and Min Dong (incorporated by reference to Exhibit 10.35 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.17	Summary of form of the Sale and Purchase Agreement between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Heng Fu Plaza Development Co., Ltd. (incorporated by reference to Exhibit 4.43 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2005)

4.18	Share and Purchase Agreement dated September 3, 2006, among Ninetowns Digital World Trade Holdings Limited, Beprecise Investments Limited, Global Market Group Limited, Global Market Group (Asia) Limited, Global Market (Guangzhou) Co., Ltd., Pan Weijia and Pan Weinian (incorporated by reference to Exhibit 4.1 from Amendment No. 1 to our Annual Report on Form 20-F (Registration No. 000-51025) filed with the Securities and Exchange Commission on September 11, 2012)

4.19	Investor’s Rights Agreement dated October 19, 2006, among Beprecise Investments Limited, Global Market Group Limited, Global Market Group (Asia) Limited, Global Market (Guangzhou) Co., Ltd., Pan Weijia and Pan Weinan (incorporated by reference to Exhibit 4.71 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on July 16, 2007)

4.20	Share and Purchase Agreement dated April 9, 2007, among Ixworth Enterprises Limited, Beijing Ninetowns Network and Software Co., Ltd., Fan Hui Yang, Zhi Sheng Limited, Ample Spring Holdings Limited, Beijing Baichuan Tongda Science and Technology Development Co., Ltd., Zhou Peiji and Zhou Lijun (incorporated by reference to Exhibit 4.72 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on July 16, 2007)

4.21	Shareholders Agreement dated April 26, 2007, among Ixworth Enterprises Limited, Fan Hui Yang, Zhi Sheng Limited and Ample Spring Holdings Limited (incorporated by reference to Exhibit 4.73 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on July 16, 2007)

4.22	Amendment to Share Purchase and Subscription Agreement dated December 22, 2007, among Ixworth Enterprises Limited, Beijing Ninetowns Network and Software Co., Ltd., Fan Hui Yang, Zhi Sheng Limited, Ample Spring Holdings Limited, Beijing Baichuan Tongda Science and Technology Development Co., Ltd., Zhou Peiji and Zhou Lijun (incorporated by reference to Exhibit 4.75 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on July 15, 2008)

4.23	Translation of Pre-sale Contract for Commodity House in Beijing Municipality dated June 25, 2007 between Beijing Hengfu Plaza Development Co., Ltd. and Ninetowns Ports Software and Technology Co., Ltd. (incorporated by reference to Exhibit 4.76 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on July 15, 2008)

4.24	Translation of Construction Land Use Right Grant Contract dated October 30, 2008 between Beijing Ninetowns Software Co., Ltd. and Beijing Land Resource Bureau, Economic Technological Development Area Branch (incorporated by reference to Exhibit 4.78 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 24, 2009)

4.25	Translation of Supplemental Agreement to Construction Land Use Right Grant Contract dated October 30, 2008 between Beijing Ninetowns Software Co., Ltd. and Beijing Land Resource Bureau, Economic Technological Development Area Branch (incorporated by reference to Exhibit 4.79 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 24, 2009)

4.26	Translation of Lease Agreement relating to warehouse lease dated January 25, 2010 between Beijing Ninetowns Sky Eco-agriculture Co., Ltd. and Beijing Shunfeng Runlin Technology and Trade Co., Ltd. (incorporated by reference to Exhibit 4.96 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 30, 2010)

4.27	Translation of Sublease Agreement relating to land sublease dated June 29, 2010, between Beijing Ninetowns Sky Eco-Agriculture Co., Ltd. and Beijing Huaixiang Xiandai Agriculture Technology Co., Ltd. (incorporated by reference to Exhibit 4.97 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 30, 2010)

4.28	Translation of Dalian Aviation Research and Testing Center Project Cooperation Agreement dated January 25, 2011 between Ninetowns Ports Software and Technology Co., Ltd. and Aviation Wanyuan Industry Co., Ltd. (incorporated by reference to Exhibit 4.63 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 30, 2011)

4.29	Translation of State-owned Construction Land Use Right Grant Contract dated April 7, 2011 between Huainan Municipal Bureau of Land and Resources and Huainan Huacheng Estate Co., Ltd. (incorporated by reference to Exhibit 4.64 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 30, 2011)

4.30	Translation of State-owned Construction Land Use Right Grant Contract (Parcel 10) dated April 29, 2011 between Dalian Municipal Bureau of Land and Resources and Dalian Aviation Changzheng Technology Development Co., Ltd. (incorporated by reference to Exhibit 4.65 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 30, 2011)

4.31	Translation of State-owned Construction Land Use Right Grant Contract (Parcel 11) dated April 29, 2011 between Dalian Municipal Bureau of Land and Resources and Dalian Aviation Changzheng Technology Development Co., Ltd. (incorporated by reference to Exhibit 4.66 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 30, 2011)

4.32	Translation of Debt Repayment Agreement dated June 22, 2011 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Xin He Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.67 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 30, 2011)

4.33	Translation of Debt Repayment Agreement dated June 22, 2011 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.68 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 30, 2011)

4.34	Translation of Debt Repayment Agreement dated June 22, 2011 between Ninetowns Ports Software and Technology Co., Ltd. and Guangzhou Ninetowns Wang Li Software Co., Ltd. (incorporated by reference to Exhibit 4.69 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 30, 2011)

4.35*	Translation of Franchise Agreement relating to “iQs” software dated January 1, 2012 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software and Technology Co., Ltd. (incorporated by reference to Exhibit 4.45 from our Annual Report on Form 20-F Amendment No. 1 (Registration No. 000-51025) filed with Securities and Exchange Commission on September 11, 2011)

4.36*	Translation of Franchise Agreement relating to “iQs” software dated January 1, 2012 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software Technology Co., Ltd. Shanghai Branch (incorporated by reference to Exhibit 4.46 from Amendment No. 1 to our Annual Report on Form 20-F (Registration No. 000-51025) filed with the Securities and Exchange Commission on September 11, 2012)

4.37*	Translation of Franchise Agreement relating to “iQs” software dated January 1, 2012 between Ninetowns Ports Software and Technology Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.47 from Amendment No. 1 to our Annual Report on Form 20-F (Registration No. 000-51025) filed with the Securities and Exchange Commission on September 11, 2012)

4.38*	Translation of Franchise Agreement relating to “iQs” software dated January 1, 2012 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Xin He Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.48 from Amendment No. 1 to our Annual Report on Form 20-F (Registration No. 000-51025) filed with the Securities and Exchange Commission on September 11, 2012)

4.39*	Translation of Franchise Agreement relating to “iQs” software dated January 1, 2012 between Ninetowns Ports Software and Technology Co., Ltd. and Guangzhou Ninetowns Wang Li Software Co., Ltd. (incorporated by reference to Exhibit 4.49 from Amendment No. 1 to our Annual Report on Form 20-F (Registration No. 000-51025) filed with the Securities and Exchange Commission on September 11, 2012)

4.40*	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated January 1, 2012 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software and Technology Co., Ltd. (incorporated by reference to Exhibit 4.50 from Amendment No. 1 to our Annual Report on Form 20-F (Registration No. 000-51025) filed with the Securities and Exchange Commission on September 11, 2012)

4.41*	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated January 1, 2012 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software Technology Co., Ltd. Shanghai Branch (incorporated by reference to Exhibit 4.51 from Amendment No. 1 to our Annual Report on Form 20-F (Registration No. 000-51025) filed with the Securities and Exchange Commission on September 11, 2012)

4.42*	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated January 1, 2012 between Ninetowns Ports Software and Technology Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.52 from Amendment No. 1 to our Annual Report on Form 20-F (Registration No. 000-51025) filed with the Securities and Exchange Commission on September 11, 2012)

4.43*	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated January 1, 2012 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Xin He Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.53 from Amendment No. 1 to our Annual Report on Form 20-F (Registration No. 000-51025) filed with the Securities and Exchange Commission on September 11, 2012)

4.44*	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated January 1, 2012 between Ninetowns Ports Software and Technology Co., Ltd. and Guangzhou Ninetowns Wang Li Software Co., Ltd. (incorporated by reference to Exhibit 4.54 from Amendment No. 1 to our Annual Report on Form 20-F (Registration No. 000-51025) filed with the Securities and Exchange Commission on September 11, 2012)

4.45	Translation of Trust Agreement dated June 28, 2011 between Ninetowns Ports Software and Technology Co., Ltd. and Zhongcheng Trust Co., Ltd. (incorporated by reference to Exhibit 4.57 from Amendment No. 1 to our Annual Report on Form 20-F (Registration No. 000-51025) filed with the Securities and Exchange Commission on September 11, 2012)

4.46	Translation of Creditor’s Rights Assignment Agreement dated June 28, 2011 among Ninetowns Ports Software and Technology Co., Ltd., Zhongcheng Trust Co., Ltd. and Huainan Huacheng Estate Co., Ltd. (incorporated by reference to Exhibit 4.57 from Amendment No. 1 to our Annual Report on Form 20-F (Registration No. 000-51025) filed with the Securities and Exchange Commission on September 11, 2012)

4.47	Translation of Capital Increase Agreement dated June 28, 2011 among Huainan Ninetowns Suitable Estate Co., Ltd., Zhongcheng Trust Co., Ltd. and Ninetowns Ports Software and Technology Co., Ltd. (incorporated by reference to Exhibit 4.57 from Amendment No. 1 to our Annual Report on Form 20-F (Registration No. 000-51025) filed with the Securities and Exchange Commission on September 11, 2012)

4.48	Translation of Cooperation Agreement for Shouchuang Caifu Ninetowns (Tianjin) Equity Investment Fund Partnership (Limited Liability Partnership) dated October 21, 2011 among Shouchuang Huaxia (Tianjin) Equity Investment Fund Partnership (Limited Liability Partnership), Shouchuang Caifu Gengyin (Tianjin) Equity Investment Fund Partnership (Limited Liability Partnership) and Beijing Ronghe Zhihui Network Software Services Co., Ltd. (incorporated by reference to Exhibit 4.83 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with the Securities and Exchange Commission on April 27, 2012)

4.49	Translation of Supplemental Agreement to Three Parties Partnership Agreement dated October 21, 2011 among Shouchuang Huaxia (Tianjin) Equity Investment Fund Partnership (Limited Liability Partnership), Shouchuang Caifu Gengyin (Tianjin) Equity Investment Fund Partnership (Limited Liability Partnership) and Beijing Ronghe Zhihui Network Software Services Co., Ltd. (incorporated by reference to Exhibit 4.8 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with the Securities and Exchange Commission on April 27, 2012)

4.50	Translation of First Beneficiary General Meeting Resolutions of 2011 Zhongcheng Trust Huainan Ninetowns Investment Portfolio Trust Scheme dated February 3, 2012 by Zhongcheng Trust Co., Ltd. (incorporated by reference to Exhibit 4.85 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with the Securities and Exchange Commission on April 27, 2012)

4.51	Translation of Supplemental Agreement to Creditor’s Rights Assignment Agreement dated February 3, 2012 among Ninetowns Ports Software and Technology Co., Ltd., Zhongcheng Trust Co., Ltd. and Huainan Huacheng Estate Co., Ltd. (incorporated by reference to Exhibit 4.86 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with the Securities and Exchange Commission on April 27, 2012)

4.52	Translation of Equity Transfer Agreement dated March 19, 2012 between Zhongcheng Trust Co., Ltd. and Ninetowns Ports Software and Technology Co., Ltd. (incorporated by reference to Exhibit 4.87 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with the Securities and Exchange Commission on April 27, 2012)

4.53	Translation of Supplemental Agreement to Equity Transfer Agreement dated March 19, 2012 between Zhongcheng Trust Co., Ltd. and Ninetowns Ports Software and Technology Co., Ltd. (incorporated by reference to Exhibit 4.88 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with the Securities and Exchange Commission on April 27, 2012)

4.64†*	Translation of Franchise Agreement relating to “iQs” software dated January 1, 2013 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software and Technology Co., Ltd.

4.65†*	Translation of Franchise Agreement relating to “iQs” software dated January 1, 2013 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software Technology Co., Ltd. Shanghai Branch

4.66†*	Translation of Franchise Agreement relating to “iQs” software dated January 1, 2013 between Ninetowns Ports Software and Technology Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd.

4.67†*	Translation of Franchise Agreement relating to “iQs” software dated January 1, 2013 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Xin He Software Technology Co., Ltd.

4.68†*	Translation of Franchise Agreement relating to “iQs” software dated January 1, 2013 between Ninetowns Ports Software and Technology Co., Ltd. and Guangzhou Ninetowns Wang Li Software Co., Ltd.

4.69†*	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated January 1, 2013 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software and Technology Co., Ltd.

4.70†*	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated January 1, 2013 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software Technology Co., Ltd. Shanghai Branch

4.71†*	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated January 1, 2013 between Ninetowns Ports Software and Technology Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd.

4.72†*	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated January 1, 2013 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Xin He Software Technology Co., Ltd.

4.73†*	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated January 1, 2013 between Ninetowns Ports Software and Technology Co., Ltd. and Guangzhou Ninetowns Wang Li Software Co., Ltd.

4.74*	Translation of Limited Partnership Agreement of Shouchuang Caifu Gengyin (Tianjin) Equity Investment Fund Limited Partnership dated October 15, 2012 by and among Shouchuang Huaxia (Tianjin) Equity Investment Fund Management Co., Ltd., Beijing Capital Group Co., Ltd. and Beijing Ninetowns Investment Co., Ltd.

4.75*	Translation of Limited Partnership Agreement of Shouchuang Caifu Gengyin (Tianjin) Equity Investment Fund Partnership (Limited Partnership) dated December 28, 2012 by and among Shouchuang Huaxia (Tianjin) Equity Investment Fund Management Co., Ltd., Shouchuang Caifu Gengyin (Tianjin) Equity Investment Fund Limited Partnership and Beijing Ronghe Zhihui Network Software Services Co., Ltd.

8.1*	Subsidiaries of Ninetowns Internet Technology Group Company Limited

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2005)

11.2	Code of Ethics for Chief Executive Officer and Senior Financial Officers (incorporated by reference to Exhibit 11.2 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2005)

12.1*	Certification of principal executive officer pursuant to SEC Rule 13a-14(a)

12.2*	Certification of principal financial officer pursuant to SEC Rule 13a-14(a)

13.1*	Certification of principal executive officer pursuant to SEC Rule 13a-14(b)

13.2*	Certification of principal financial officer pursuant to SEC Rule 13a-14(b)

15.1*	Consent of GHP Horwath, P.C.

15.2*	Consent of Commerce & Finance Law Offices

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.XBRL.
†	Certain portions of this Exhibit have been omitted based upon a request for confidential treatment. The omitted portions have been separately submitted to the Securities and Exchange Commission.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
By:	/s/ Shuang Wang
Name: Shuang Wang
Title: Chief Executive Officer

Date: April 30, 2013

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

GHP Horwath, P.C. Member Crowe Horwath International
1670 Broadway, Suite 3000 Denver, Colorado 80202 +1 303.831.5000 +1 303.831.5032 Fax www.GHPHorwath.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Ninetowns Internet Technology Group Company Limited

We have audited the accompanying consolidated balance sheets of Ninetowns Internet Technology Group Company Limited and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows, and the financial statement schedule for each of the three years in the period ended December 31, 2012. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. In our opinion, the related financial statement schedule, when considered in relation to the basic financial statement taken as a whole, presents fairly in all material respects, the information set forth therein.

/s/ GHP HORWATH, P.C.

Denver, Colorado

April 30, 2013

A GHP Financial Group Company
GHP Horwath, P.C. is an independent member firm of Crowe Horwath International, a Swiss verein. Each member firm of Crowe Horwath International is a separate and independent legal entity.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	257,345	249,912	40,114
Restricted cash	88	84	13
Short-term investments
Trading securities	708	518	83
Available-for-sale securities	245,090	289,995	46,547
Term deposits	5,088	5,266	845
Trade receivables:
Billed, less allowance for doubtful accounts of RMB4,378 in 2011 and RMB1,691 in 2012	2,449	1,946	312
Unbilled	1,472	381	61
Inventories	3,146	3,527	566
Amounts due from related parties	1,248	10,070	1,617
Prepaid expenses and other current assets	8,561	35,485	5,696
Deferred tax assets	311	1,036	167

Total current assets	525,506	598,220	96,021
Real estate property under development	305,469	527,702	84,702
Property and equipment, net	179,265	167,392	26,868
Investments under cost method	11,590	11,590	1,860
Investments under equity method	230,579	84,923	13,631
Acquired intangible assets, net	29,258	962	154
Other non-current assets	457	5,267	846

TOTAL ASSETS	1,282,124	1,396,056	224,082

(continued)

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(In thousands, except share and per share data)

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
LIABILITIES AND EQUITY
Current liabilities:
Option liabilities	7,932	12,344	1,981
Accounts payable and accrued expenses	16,442	27,393	4,398
Amounts due to related parties	—	6,140	986
Advances from customers	9,951	13,419	2,154
Deferred revenue	14,332	13,472	2,162
Income taxes payable	640	771	124
Other taxes payable	1,537	1,500	241
Unrecognized tax liabilities	829	1,055	169

Total current liabilities	51,663	76,094	12,215
Non-current liabilities:
Deferred subsidies	240,240	276,200	44,333
Deferred tax liabilities	51	—	—
Unrecognized tax liabilities	4,766	4,766	765

Total liabilities	296,720	357,060	57,313

Equity:
Shareholders’ equity of the Company
Ordinary shares, par value RMB0.027(HK$0.025) per share: 8,000,000,000 shares authorized; 37,538,161 shares issued and outstanding in 2011 and 37,815,292 shares issued and outstanding in 2012	982	988	159
Treasury stock, 3,900 shares, at cost	—	—	—
Additional paid-in capital	923,829	925,870	148,612
(Accumulated deficit) retained earnings	(20,732)	46,983	7,541
Statutory reserve	78,478	79,312	12,730
Accumulated other comprehensive loss	(47,137)	(64,144)	(10,296)

Total equity of the Company	935,420	989,009	158,746

Non-controlling interest	49,984	49,987	8,023

Total equity	985,404	1,038,996	166,769

TOTAL LIABILITIES AND EQUITY	1,282,124	1,396,056	224,082

See notes to consolidated financial statements.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Years Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Net revenues:
Enterprise software and related maintenance services	49,650	61,014	59,794	9,598
Software development services	23,809	5,963	7,481	1,201
B2C e-commerce	5,448	8,239	23,112	3,710

Total net revenues	78,907	75,216	90,387	14,509

Cost of revenues:
Enterprise software and related maintenance services	—	—	—	—
Software development services (including share-based compensation expense of RMB8 in 2010, RMB21 in 2011 and RMB(13) in 2012)	(10,144)	(2,281)	(2,365)	(380)
B2C e-commerce	(6,910)	(8,452)	(18,363)	(2,947)

Total cost of revenues	(17,054)	(10,733)	(20,728)	(3,327)

Gross profit	61,853	64,483	69,659	11,182

Operating expenses:
Selling and marketing (including share-based compensation expense of RMB607 in 2010, RMB347 in 2011 and RMB11 in 2012)	(16,663)	(22,493)	(21,647)	(3,475)
General and administrative (including share-based compensation expense of RMB26,741 in 2010, RMB4,127 in 2011 and RMB900 in 2012)	(89,531)	(79,354)	(77,841)	(12,494)
Research and development (including share-based compensation expense of RMB4,354 in 2010, RMB2,632 in 2011 and RMB1,178 in 2012)	(15,695)	(11,042)	(14,872)	(2,387)
(Allowance for) recovery of doubtful accounts, net	(2,585)	6,841	3,807	611

Total operating expenses	(124,474)	(106,048)	(110,553)	(17,745)

(continued)

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS (continued)

(In thousands, except share and per share data)

	Years Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Loss from operations	(62,621)	(41,565)	(40,894)	(6,563)
Interest income	3,686	1,922	5,718	917
Gain on sales of short-term investments	65,146	32,689	113,644	18,241
Change in fair value of marketable options	(18,211)	7,252	(16,094)	(2,583)
Gain (loss) on investments under cost method	12,153	(3,373)	—	—
Income (loss) from equity method investments	—	1,639	(857)	(138)
Other income	13,448	5,994	7,706	1,237

Income before income tax and non-controlling interest	13,601	4,558	69,223	11,111
Income tax expense	(878)	(1,048)	(671)	(108)

Income from continuing operations before non-controlling interest	12,723	3,510	68,552	11,003

Discontinued operations:
Loss from discontinued operations, including loss on disposal of discontinued operations of RMB1,808 in 2010	(398)	—	—	—
Income tax	—	—	—	—

Loss from discontinued operations, net of tax	(398)	—	—	—

Net income	12,325	3,510	68,552	11,003
Net loss (income) attributable to non-controlling interest	—	15	(3)	—

Net income attributable to the Company	12,325	3,525	68,549	11,003

Income from continuing operations per share:
Basic	0.35	0.09	1.81	0.29

Diluted	0.34	0.09	1.67	0.27

Loss from discontinued operations per share:
Basic	(0.01)	—	—	—

Diluted	(0.01)	—	—	—

Income attributable to the Company per share:
Basic	0.34	0.09	1.81	0.29

Diluted	0.33	0.09	1.67	0.27

Weighted average number of shares used in computation:
Basic	35,800,428	37,443,657	37,780,134	37,780,134
Diluted	37,291,534	40,465,449	41,092,700	41,092,700

See notes to consolidated financial statements.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands, except share and per share data)

	Years Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Net income	12,325	3,510	68,552	11,003
Foreign currency translation loss	(10,572)	(15,004)	(2,370)	(380)
Unrealized loss on available-for-sale securities	(7,063)	(9,053)	(14,637)	(2,349)

Comprehensive (loss) income	(5,310)	(20,547)	51,545	8,274
Less: comprehensive (loss) income attributable to the non-controlling interest	—	(15)	3	—

Comprehensive (loss) income attributable to the Company	(5,310)	(20,532)	51,542	8,274

See notes to consolidated financial statements.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands, except share and per share data)

				Additional Paid-in Capital				(Accumulated Deficit) Retained Earning		Accumulated Other Comprehensive Loss	Non- Controlling Interest
	Ordinary Shares					Treasury Stock			Statutory Reserve
	Shares	Amount				Shares	Amount					Total
		RMB		RMB			RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2010	35,118,556		929		885,045	—	—	(33,163)	75,059	(5,445)	(89)	922,336
Issuance of ADR shares for the exercises of employee share options	1,624,276		36		(36)	—	—	—	—	—	—	—
Provision for statutory reserve	—		—		—	—	—	(2,576)	2,576	—	—	—
Sale of non-controlling interest	—		—		—	—	—	—	—	—	89	89
Net income	—		—		—	—	—	12,325	—	—	—	12,325
Foreign currency translation adjustments	—		—		—	—	—	—	—	(10,572)	—	(10,572)
Employee share options compensation	—		—		31,710	—	—	—	—	—	—	31,710
Unrealized loss on available-for-sale securities	—		—		—	—	—	—	—	(7,063)	—	(7,063)

Balance as of December 31, 2010	36,742,832		965		916,719	—	—	(23,414)	77,635	(23,080)	—	948,825
Issuance of ADR shares for the exercises of employee share options	795,329		17		(17)	—	—	—	—	—	—	—
Capital invested in Dalian Changzheng	—		—		—	—	—	—	—	—	49,999	49,999
Provision for statutory reserve	—		—		—	—	—	(843)	843	—	—	—
Net income (loss)	—		—		—	—	—	3,525	—	—	(15)	3,510
Foreign currency translation adjustments	—		—		—	—	—	—	—	(15,004)	—	(15,004)
Employee share options compensation	—		—		7,127	—	—	—	—	—	—	7,127
Unrealized loss on available-for-sale securities	—		—		—	—	—	—	—	(9,053)	—	(9,053)

Balance as of December 31, 2011	37,538,161		982		923,829	—	—	(20,732)	78,478	(47,137)	49,984	985,404
Purchase of treasury stock	(3,900)		—		(29)	3,900	—	—	—	—	—	(29)
Issuance of ADR shares for the exercises of employee share options	281,031		6		(6)	—	—	—	—	—	—	—
Provision for statutory reserve	—		—		—	—	—	(834)	834	—	—	—
Net income	—		—		—	—	—	68,549	—	—	3	68,552
Foreign currency translation adjustments	—		—		—	—	—	—	—	(2,370)	—	(2,370)
Employee share options compensation	—		—		2,076	—	—	—	—	—	—	2,076
Unrealized loss on available-for-sale securities	—		—		—	—	—	—	—	(14,637)	—	(14,637)

Balance as of December 31, 2012	37,815,292		988		925,870	3,900	—	46,983	79,312	(64,144)	49,987	1,038,996

		US$	159	US$	148,612		—	US$7,541	US$12,730	(US$10,296)	US$8,023	US$166,769

See notes to consolidated financial statements.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except share and per share data)

	Years Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	12,325	3,510	68,552	11,003
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Loss on disposal of property and equipment	1,031	38	36	5
Depreciation of property and equipment	17,321	16,541	15,791	2,535
Amortization of other non-current assets	102	122	102	16
Amortization of acquired intangible assets	4,043	3,503	703	113
Gain on sale of trading securities	(4,012)	(698)	—	—
Loss on the change in fair value of trading securities	—	1,173	190	31
Loss (gain) on sale of available-for-sale securities	1,656	(39)	—	—
Gain on investments under cost method	(18,317)	(920)	(4)	(1)
Impairment recognized on investments under cost method	—	3,373	—	—
(Income) loss from equity method investments	—	(1,639)	857	138
Allowance for (recovery of) doubtful accounts	2,585	(6,842)	(3,807)	(611)
Loss on disposal of subsidiary	2,028	—	—	—
Employee share-based compensation	31,710	7,127	2,076	333
Gain from short sale of stock options	(45,988)	(37,942)	(94,027)	(15,092)
Changes in operating assets and liabilities:
Trade receivables	7,251	4,963	5,401	867
Amounts due from related parties	—	(1,248)	(10,067)	(1,616)
Inventories	124	(986)	202	33
Real estate property under development	—	(305,469)	(33,684)	(5,407)
Prepaid expenses and other current assets	52	(441)	(31,216)	(5,011)
Accounts payable and accrued expenses	6,325	4,312	10,286	1,652
Amounts payable to related parties	—	—	6,135	985
Advance from customers	(4,309)	4,032	3,468	557
Deferred revenue and deferred subsidies	650	243,257	34,664	5,564
Income taxes payable	(6,015)	533	357	57
Other taxes payable	450	553	(39)	(6)
Deferred taxes, net	(158)	193	(776)	(125)

Net cash provided by (used in) operating activities	8,854	(62,994)	(24,800)	(3,980)

Cash flows from investing activities:
Decrease in restricted cash	545	157	4	1
Decrease (increase) in term deposits	16,846	3,066	(178)	(29)
Payments to acquire investments under equity method	—	(228,940)	(26,792)	(4,300)
Cash paid for business acquisition, net of cash acquired	—	(2,200)	—	—
Cash acquired on termination of Investment Trust Plan	—	—	16,158	2,594
Proceeds from sale of trading securities	38,490	47,175	—	—
Purchase of trading securities	(34,083)	(47,835)	—	—
Purchases of available-for-sale securities	(248,058)	(334,560)	(767,590)	(123,207)
Proceeds from sale of available-for-sale securities	173,693	302,171	706,278	113,365
Proceeds from options	36,663	41,613	98,534	15,816
Purchase of property and equipment	(4,896)	(6,489)	(8,464)	(1,358)
Proceeds from sale of property and equipment	77	138	155	25
Dividends received on investment	6,134	920	4	1
Proceeds from disposal of investments under cost method	36,301	—	—	—
Proceeds from disposal of subsidiaries	2,699	—	—	—
Cash disposed of on sale of subsidiaries	(2,650)	—	—	—

Net cash provided by (used in) investing activities	21,761	(224,784)	18,109	2,908

(continued)

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(In thousands, except share and per share data)

	Years Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Payments for repurchase of common stock	—	—	(29)	(5)
Capital contributed by non-controlling interest	—	49,523	—	—

Net cash provided by (used in) financing activities	—	49,523	(29)	(5)

Effect of exchange rate changes on cash	(3,445)	(5,018)	(713)	(115)

Net increase (decrease) in cash and cash equivalents	27,170	(243,273)	(7,433)	(1,192)
Cash and cash equivalents at the beginning of the year	473,448	500,618	257,345	41,306

Cash and cash equivalents at the end of the year	500,618	257,345	249,912	40,114

Supplemental cash flow information:
Cash paid during the year for income taxes	1,820	326	1,085	174

See notes to consolidated financial statements.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Ninetowns Internet Technology Group Company Limited (“Ninetowns”) was incorporated in the Cayman Islands as an exempted limited liability company on February 8, 2002 under the Companies Law of the Cayman Islands. Substantially all of Ninetowns’ business is conducted in the People’s Republic of China (the “PRC” or “China”) through its subsidiaries and variable interest entity (“VIE”). Ninetowns, its subsidiaries, and its VIE (collectively, the “Company”) are principally engaged in (i) the sale of enterprise software and the provision of the related after-sales maintenance services, (ii) software development services, (iii) B2C e-commerce (food and grocery sales and services) targeting Chinese consumers, and (iv) beginning in the first half of 2011, real estate development.

As of December 31, 2012, a summary of the subsidiaries of Ninetowns was as follows:

Name of entity	Place of incorporation/ establishment	Effective ownership interest	Principal activities
Ixworth Enterprises Limited	British Virgin Islands (“BVI”)	100%	Investment holding

Asia Pacific Logistics Limited	BVI	100%	Investment holding

Better Chance International Limited	BVI	100%	Investment holding

Beprecise Investments Limited	BVI	100%	Investment holding

Ample Spring Holdings Limited	BVI	70%	Inactive

New Take Limited	Hong Kong	100%	Investment holding

Shielder Limited	Hong Kong	100%	Investment holding

Ninetowns Land Group Limited	BVI	100%	Inactive

China Genotown Development Holding Limited	BVI	100%	Inactive

Ninetowns Organic Agricultural Holdings Limited	BVI	100%	Inactive

Beijing New Take Electronic Commerce Limited (“Beijing New Take”)	PRC	100%	Investment holding

Beijing Ninetowns Times Electronic Commerce Limited (“Beijing Ninetowns Times”)	PRC	100%	Investment holding

Beijing Ninetowns Ports Software and Technology Co., Ltd (“Beijing Ninetowns Ports”)	PRC	100%	Sale of enterprise software and provision of the related after-sales services, and provision of software development services

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012 (continued)

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES-continued

Name of entity	Place of incorporation/ establishment	Effective ownership interest	Principal activities
Beijing Ninetowns Investment Co., Limited (“Beijing Ninetowns Investment”) (i)	PRC	100%	Sale of enterprise software and provision of the related after-sales services, and provision of technical consulting services

Guangdong Ninetowns Technology Co., Ltd. (“Guangdong Ninetowns”)	PRC	100%	Sale of enterprise software and provision of the related after-sales services, and provision of software development services

Beijing Ninetowns Software Co., Ltd. (“Beijing Software”)	PRC	100%	Sale of enterprise software and provision of the related after-sales services, and provision of technical consulting services, real estate development

Dongguan Ninetowns Software Technology Co., Ltd. (“Dongguan Software”)	PRC	100%	Provision of enterprise software services

Dalian Aviation Changzheng Technology Development Co., Ltd. (“Dalian Changzheng”)	PRC	70%	Real estate development

Beijing Ronghe Zhihui Network Software Services Co., Ltd. (“Beijing Ronghe Zhihui”)	PRC	100%	Sale of enterprise software, provision of technical development services, and provision of technical consulting services

Huainan Ninetowns Suitable Estate Co., Ltd. (“Huainan Ninetowns”) (ii)	PRC	100%	Real estate development

Huainan Huacheng Estate Co. Ltd. (“Huainan Huacheng”) (ii)	PRC	100%	Real estate development

As of December 31, 2012, the Company consolidates the following VIE and its consolidated subsidiaries:

Name of entity	Place of incorporation/ establishment	Effective ownership interest	Principal activities
Beijing Ronghe Tongshang Network Technology Limited (“Ronghe Tongshang”)	PRC	100%	Investment holding

Beijing Ninetowns Sky Eco-agriculture Co., Ltd. (“Beijing Sky”) (a wholly-owned subsidiary of Ronghe Tongshang)	PRC	100%	Sale of dietary products, daily necessities, home appliances and crop cultivation

Beijing Huaixiang Modern Agriculture Technology Co., Ltd., (“Huaixiang Modern Agriculture”) (a wholly-owned subsidiary of Beijing Sky)	PRC	100%	Crop and seedling cultivation, agricultural technology development, technical services and consulting, landscape design, sale of fresh fruits and vegetables

Beijing Ronghe Tongshang Electronic Business Co., Ltd. (“Beijing Ronghe Dianzi”) (a wholly-owned subsidiary of Ronghe Tongshang)	PRC	100%	Cultivation and sale of crops and technical consultation and services related to agricultural sales

(i)	Beijing Ninetowns Investment, formerly known as Ninetowns Suitable Estate Co., Ltd., changed its name on August 10, 2012.
(ii)	See note 10.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012 (continued)

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

•

The Company may dispose of the collateralized registered capital at its sole discretion without limitation or restriction. The Company has the right and sole discretion to purchase all or part of the registered capital from equity owners when such purchase becomes legally allowable.

•	The equity owners may not dispose of or enter into any other agreements involving the common shares without prior agreement by the Company.

Through December 31, 2012, Ronghe Tongshang has not yet entered into any business contracts that would require guarantees from the Company.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012 (continued)

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES-continued

Financial positions and operating results for the VIE are summarized below:

		As of December 31,
		2011	2012	2012
		RMB	RMB	US$
Total assets		29,975	38,442	6,170
Total liabilities (consisting primarily of other current liabilities)		(11,279)	(20,946)	(3,362)

	Years Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Total net revenues	5,448	8,239	22,851	3,668
Total net loss	(14,542)	(19,048)	(7,565)	(1,214)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

Basis of presentation—The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”). All amounts in the accompanying consolidated financial statements and the related notes are expressed in Renminbi (“RMB”). The amounts expressed in United States dollars (“US$”) are presented solely for the convenience of the readers and are translated at a rate of RMB6.2301 to US$1, the approximate rate of exchange at December 31, 2012. Such translations should not be construed to be the amounts that would have been reported under US GAAP.

Basis of consolidation—The consolidated financial statements include the financial statements of Ninetowns and its subsidiaries and VIE. All significant intercompany transactions and balances are eliminated on consolidation.

Use of estimates—The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include the allowance for doubtful accounts, estimated costs to complete in a percentage of completion arrangement, estimated useful lives and impairment of acquired intangible assets, valuation allowance for deferred tax assets and fair values of derivatives.

Cash and cash equivalents—Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments, which are unrestricted as to withdrawal and use, and have remaining maturities of three months or less when purchased.

Restricted cash—The Company’s restricted cash is related to deposits required by certain customers for software development services provided by the Company.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012 (continued)

(In thousands, except share and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES-continued

Short-term investments—To enable the Company to better manage its assets for long-term growth, the Company periodically invests its excess cash in highly liquid equity securities. In addition, from time to time the Company may write call and put options through listed exchanges as part of its investment strategy. The Company’s investment committee approves the investment policy covering the investment parameters to be followed with the primary goals being the safety of principal and maintaining the liquidity of funds. Short-term investments are comprised of marketable equity securities, which are classified as trading and available-for-sale. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with realized and unrealized gains and losses recognized in earnings. Short-term investments classified as available for sale are stated at fair values. Unrealized gains or losses on available-for-sale securities from the changes in fair value are recorded in equity as other comprehensive income (loss). Realized gains or losses, based upon the specific identification method, on the disposal of available-for-sale securities are recorded in earnings.

The Company reviews investments in available-for-sale securities as of each balance sheet date for other-than-temporary declines in fair value. If the Company determines that a decline in fair value is other-than-temporary (OTTI), accumulated unrealized loss is accounted for as realized loss and included in earnings. No OTTI losses were recorded during the years ended December 31, 2010, 2011 and 2012.

Derivative financial instruments, consisting of written call and put options (option liabilities), are initially recorded at fair value and are re-valued at each reporting date, with changes in fair value included in earnings.

Term deposits consist of deposits placed with financial institutions with remaining maturities of greater than three months but less than one year.

Inventories—Inventories, consisting of computer accessories, food products and related consumables, are stated at the lower of cost or market price. Cost is determined by the first in first out method. Provision for diminution in value on inventories is made using the specific identification method. No inventory provisions were made in 2010, 2011 and 2012.

Trade receivables and allowance for doubtful accounts—Trade receivables mainly represents amounts earned and collectible from customers. The Company provides an allowance for doubtful accounts based on its aging analysis of trade receivables, customers’ credit-worthiness, past collection history, and changes in customers’ payment terms. The Company also provides a specific allowance if there is strong evidence that indicates the trade receivables are uncollectible, and writes off such trade receivables and specific allowance within one year if circumstances are not improved. Trade receivables in the consolidated balance sheet are net of such allowance.

Changes in the allowance for doubtful accounts were as follows for the years ended December 31, 2010, 2011 and 2012:

	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Balance at January 1,	31,416	34,001	4,378	703
Allowance for doubtful debts	2,585	—	23	4
Recovery of accounts previously allowed	—	(6,841)	(2,465)	(396)
Write offs	—	(22,782)	(245)	(39)

Balance at December 31,	34,001	4,378	1,691	272

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012 (continued)

(In thousands, except share and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES-continued

Real estate property under development—The Company capitalizes the planning, entitlement, construction, development and interest costs associated with its various real estate projects. Costs that are not capitalized are expensed as incurred. A real estate development project is substantially complete upon the cessation of construction and development activities.

In 2012, the Company capitalized RMB33,684 (US$5,407) of costs related to its real estate projects.

Property and equipment—Property and equipment are recorded at cost less accumulated depreciation, amortization and provision for impairment loss. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets. Estimated useful lives of property and equipment are as follows:

Buildings	20 years
Agricultural equipment	10 years
Leasehold improvements	shorter of lease term or 5 years
Furniture, fixtures and office equipment	3-5 years
Computer equipment	3-5 years
Motor vehicles	5 years

Acquired intangible assets—Acquired intangible assets, which consist primarily of customer relationships, buyer database, completed technology, purchased software for internal use and land use right, are carried at cost, less accumulated amortization and provision for impairment loss.

Amortization is calculated on a straight-line basis over the expected useful life of the assets of five years, except for the land use right which is amortized over fifty years. Amortization expenses for the years ended December 31, 2010, 2011 and 2012 were RMB4,043, RMB3,503 and RMB703 (US$113), respectively.

Impairment of long-lived assets—The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company adjusts the carrying value of the asset based on the fair value and recognizes an impairment loss. Fair value is estimated using expected discounted future cash flows. No impairment charge was recorded for the years ended December 31, 2010, 2011, 2012.

Investments under cost method—For investment in an investee over which the Company does not have significant influence, the Company carries the investment at cost adjusted for other-than-temporary declines in fair value, and recognizes income when receiving dividends from distributions of the investee’s earnings. The Company reviews its investments under cost method for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. An impairment loss is recognized in earnings equal to the difference between the investment cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. No impairment charge was recorded for the years ended December 31, 2010 and 2012. Impairment loss recognized in the year ended December 31, 2011 was RMB3,373.

Investments under equity method—Investments in unconsolidated companies, limited partnerships and trusts in which the Company has significant influence but less than a controlling interest, or is not the primary beneficiary, are accounted for under the equity method of accounting and, accordingly, are adjusted for capital contributions, distributions and the Company’s equity in net earnings or loss of the entity.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012 (continued)

(In thousands, except share and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES-continued

Deferred subsidies—The receipt of government grants relating to software and system development projects are initially recorded as deferred subsidies. Upon the completion of the projects, the government grants are recognized as either other income or as an offset to research and development expenses.

In 2011 and 2012, Dalian Changzheng received grants of RMB240,240 and RMB35,960 (US$5,772) respectively, from the government of China.

Treasury shares—The Company repurchases its common stock in the open market and holds such shares as treasury stock. The Company applies the “cost method” and presents the cost to repurchase such shares as a reduction in shareholders’ equity.

As of December 31, 2012, the Company had repurchased 3,900 shares of common stock.

Income taxes—Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for tax credits and net operating losses available for carry-forward and significant temporary differences. Deferred tax assets and liabilities are classified as current or non-current based upon the classification of the related asset or liability in the financial statements or the expected timing of their reversal if they do not relate to a specific asset or liability. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws and regulations applicable to the Company as enacted by the relevant tax authorities.

The Company recognizes the impact of an uncertain income tax position on the income tax return at the largest amount that is more likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. The Company recognizes interest and penalties related to uncertain tax benefits as a component of income tax expense. The Company’s tax years from 2003 to 2012 are subject to examination by the tax authorities.

Revenue recognition—The Company’s revenue is derived from three primary sources: (i) sale of enterprise software and related customer maintenance services; (ii) software development services; (iii) B2C e-commerce and, through September 2010, catering services.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012 (continued)

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

Revenues from B2C e-commerce are generally recognized upon delivery and through September 2010, revenues from catering services were generally recognized when the catering services were provided.

With the exception of rebates of value added tax on sales of software and related maintenance services (“VAT rebate”) received from the Chinese tax authorities as part of the PRC government’s policy of encouraging software development in the PRC, the Company reports revenue net of business tax. The VAT rebate was RMB482, RMB573 and RMB553 (US$89) during 2010, 2011 and 2012, respectively. Pursuant to certain PRC rules relating to value-added tax, Beijing Ninetowns Ports is entitled to a rebate of value-added tax paid, at a rate of 14% of the sales value for self-developed software products, excluding revenues from maintenance services and upgrade rights that are sold separately.

Cost of revenue—Cost of revenue includes procurement costs for products sold, and direct costs associated with the delivery of software development and maintenance services, and food related products and services, including salaries, employee benefits and overhead costs associated with employees providing the related services.

Research and development costs—Research and development expenses include payroll, employee benefits and other costs associated with product development. Technological feasibility for the Company’s software products is reached shortly before the products are released for production. Cost incurred after technological feasibility has historically been immaterial. Accordingly, the Company expenses all research and development costs when incurred.

Advertising costs—Advertising costs are expensed in the period incurred. The Company incurred advertising costs totaling RMB1,886, RMB2,475 and RMB3,681 (US$591) during the years ended December 31, 2010, 2011 and 2012, respectively.

Foreign currency translation—The functional currency of the Company’s subsidiaries and VIE established in the PRC is the RMB. The functional currency of Ninetowns and its subsidiaries established in countries other than the PRC is the US dollar. Transactions denominated in other currencies are recorded in the applicable functional currencies at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into the applicable functional currencies at rates of exchange in effect at the balance sheet dates. Non-monetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Exchange gains and losses are recorded in the consolidated statements of operations.

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

Comprehensive income—Comprehensive income includes net income/loss, foreign currency translation adjustments and unrealized gain or loss on investments in available-for-sale securities.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012 (continued)

(In thousands, except share and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES-continued

Fair value measurement—Short-term investments and option liabilities are stated at fair value. The carrying value of all other financial instruments approximates their fair value due to the short-term nature of these instruments.

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

Share-based compensation—The Company recognizes compensation cost on a straight-line basis over the requisite service period, which is generally the vesting period, and measures the cost of employee services received in exchange for share-based compensation at the grant date fair value of the awards.

Net income/loss per share—Basic net income/loss per share is computed by dividing net income/loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted net income/loss per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised. Ordinary share equivalents are excluded from the computation of the diluted net income/loss per share in periods when their effect would be anti-dilutive.

Recently issued accounting pronouncements—In February 2013, Accounting Standards Update (“ASU”) guidance was issued related to items reclassified from Accumulated Other Comprehensive Income. The new standard requires either in a single note or parenthetically on the face of the financial statements: (i) the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and (ii) the income statement line items affected by the reclassification. The update is effective for our fiscal year beginning January 1, 2013 with early adoption permitted. We do not expect the updated guidance to have a significant impact on our consolidated financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income,” which improves the comparability, consistency and transparency of financial reporting and increases the prominence of items reported in other comprehensive income. This ASU is

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012 (continued)

(In thousands, except share and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES-continued

effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2011 although early adoption is permitted. In December 2011, the FASB issued ASU 2011-12 “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05,” which defers certain aspects of ASU 2011-05 related to the presentation of reclassification adjustments. The adoption of the revised guidance on January 1, 2012 had no impact on the Company’s consolidated financial statements.

3.	DISCONTINUED OPERATIONS

In August 2010, the Company sold Shanghai Meihuilong, its wholly-owned subsidiary, that provided catering services to institutional customers.

In August 2010, the Company terminated its contractual relationships with Baichuan Tongda, its former VIE, and in connection therewith, received cash of approximately RMB1,500 (US$227).

Summarized 2010 operating results from discontinued operations included in the Company’s consolidated statements of operations are as follows:

Years Ended December 31,
2010
RMB
Net revenues	19,271

Income before income taxes	1,410
Loss from disposal of the discontinued component	(1,808)
Income tax benefit	—

Loss from discontinued operations, net of tax	(398)
Non-controlling interest in discontinued operations	—

Loss from discontinued operations	(398)

Loss per share from discontinued operations -basic	(0.01)

Loss per share from discontinued operations -diluted	(0.01)

4.	SHORT-TERM INVESTMENTS

Short-term investments include trading securities and available-for-sale securities. Trading securities consist of investments in marketable equity securities with the intention of selling them in the short term. Available-for-sale securities consist principally of equity securities and balanced funds without a contractual expiration date issued by major financial institutions.

Term deposits consist of deposits placed with financial institutions with remaining maturities of greater than three months but less than one year. As of December 31, 2011 and 2012, term deposits are RMB5,088 and RMB5,266 (US$845).

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012 (continued)

(In thousands, except share and per share data)

4.	SHORT-TERM INVESTMENTS-continued

The following table provides additional information concerning the Company’s trading securities and available-for-sale securities:

Trading securities:

	December 31, 2011 (RMB)				December 31, 2012 (RMB)				December 31, 2012 (US$)
	Cost	Gross realized gains	Gross realized losses	Fair value	Cost	Gross realized gains	Gross realized losses	Fair value	Fair value
Trading securities	1,880	—	(1,172)	708	1,880	—	(1,362)	518	83

Total	1,880	—	(1,172)	708	1,880	—	(1,362)	518	83

Available-for-sale securities:

	December 31, 2011 (RMB)					December 31, 2012 (RMB)					December 31, 2012 (US$)
	Cost	Gross unrealized gains	Gross unrealized losses	Other-than -temporary impairment	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Other-than -temporary impairment	Fair value	Fair value
Equity securities	221,953	13,329	(9,795)	—	225,487	281,268	17,548	(29,580)	—	269,236	43,215
Mutual funds	27,178		(7,575)	—	19,603	27,178		(6,419)	—	20,759	3,332

Total	249,131	13,329	(17,370)	—	245,090	308,446	17,548	(35,999)	—	289,995	46,547

Information pertaining to securities with gross unrealized losses at December 31, 2012 and 2011 aggregated by investment category and length of time that individual securities have been in a continuous loss position, is as follows:

	Less than twelve months		Twelve months or more
December 31, 2012	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Equity securities	201,943	(26,995)	2,702	(2,585)
Mutual funds	—	—	20,759	(6,419)

Total (RMB)	201,943	(26,995)	23,461	(9,004)

	US$32,414	US$(4,333)	US$3,766	US$(1,445)

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012 (continued)

(In thousands, except share and per share data)

4.	SHORT-TERM INVESTMENTS-continued

	Less than twelve months		Twelve months or more
December 31, 2011	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Equity securities	49,009	(8,146)	1,324	(1,649)
Mutual funds	9,486	(2,994)	10,117	(4,581)

Total	58,495	(11,140)	11,441	(6,230)

The Company’s assessment that it has the ability to continue to hold impaired investment securities along with its evaluation of their future performance provide the basis for it to conclude that its impaired securities are not other-than-temporarily impaired. In assessing whether it is more likely than not that the Company will be required to sell any impaired security before its anticipated recovery, which may be at their maturity, it considers the significance of each investment, the amount of impairment, as well as the Company’s liquidity position and the impact on the Company’s capital position. As a result of its analyses, the Company determined at December 31, 2012 and 2011, that the unrealized losses on its securities portfolio on which impairments had not been recognized are temporary.

Proceeds, gross realized gains and gross realized losses on securities classified as available-for-sale for the years ended December 31, 2010, 2011 and 2012 are as follows:

	Years Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Proceeds	173,693	302,171	706,278	113,365
Gross realized gains	14,429	9,526	65,272	10,477
Gross realized losses	(4,645)	(13,180)	(18,526)	(2,974)

The summary of trading and available-for-sale securities measured and recorded at fair value on a recurring basis as of December 31, 2012 is as follows:

		Fair Value Measurements at Reporting Date Using
Description	December 31, 2012 (RMB)	Quoted Prices in Active Markets for Identical Assets (Level 1) (RMB)	Significant Other Observable Inputs (Level 2) (RMB)	Significant Unobservable Inputs (Level 3) (RMB)
Available-for-sale securities	289,995	289,995	—	—
Trading securities	518	518	—	—

Total	290,513	290,513	—	—

	US$46,630	US$46,630	—	—

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012 (continued)

(In thousands, except share and per share data)

5.	INVENTORIES

Inventories consisted of the following:

	December 31,
	2011	2012	2012
	RMB	RMB	US$
Computer accessories	1,475	1,332	214
Food products and related consumables	1,671	2,195	352

	3,146	3,527	566

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	December 31,
	2011	2012	2012
	RMB	RMB	US$
Advances to employees	1,526	1,453	233
Prepaid expenses	2,118	1,380	222
Deposits for office rental, utilities	998	1,945	312
Interest receivable for term deposits	81	7	1
Other receivables	3,139	30,700	4,928

	8,561	35,485	5,696

Other receivable included RMB30,000 (US$4,815) of working capital that was advanced to the general partner in Shouchuang Caifu Ninetowns. The advance was non-interest bearing and was repaid in January 2013.

7.	REAL ESTATE PROPERTY UNDER DEVELOPMENT

Real estate under development assets of RMB527,702 (US$84,702) is comprised of land acquisition costs of RMB459,599 (US$73,771) and land development costs of RMB68,103 (US$10,931) as of December 31, 2012, which are further broken down as follows:

	December 31, 2012
	(RMB)	(US$)
Dalian	330,707	53,082
Huainan	163,191	26,194
Yizhuang	33,804	5,426

Total	527,702	84,702

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012 (continued)

(In thousands, except share and per share data)

7.	REAL ESTATE PROPERTY UNDER DEVELOPMENT-continued

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

On March 16, 2011, Huainan Ninetowns, a PRC company with a registered capital of RMB10 million was established. Huainan Ninetowns is wholly-owned by Beijing Ninetowns Ports. On March 30, 2011, Huainan Huacheng, a PRC company with a registered capital of RMB8 million was established. Huainan Huacheng is wholly-owned by Huainan Ninetowns.

Huainan Huacheng acquired the land use rights for a plot of undeveloped land permitted for mixed-use and located in Huainan, Anhui Province of China, on April 7, 2011. The land was purchased for a total consideration of approximately RMB258 million (US$41 million). Through December 31, 2012 approximately one half of the total purchase price has been paid, together with associated taxes and closing costs, for a total of RMB140 million. The mixed-use land use rights will expire in 40 years and 70 years (note 10).

On June 28, 2011, Beijing Ninetowns Ports entered into a trust agreement (the “Trust Agreement”) with Zhongcheng Trust Co., Ltd. (“Zhongcheng”). The Trust Agreement was terminated in February 2012 (note 10).

In October 2008, the Company acquired a land use right from Yizhuang Substation of the PRC Country Resources Bureau for RMB30,156. The land use right has a contractual useful life of 50 years. In January 2012, the Company changed the construction planning of Yizhuang to development of mixed-use real estate projects. Accordingly, the net land acquisition cost of RMB27,593 and land development cost of RMB6,211 were reclassified from intangible assets and fixed assets, respectively, to real estate under development.

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	December 31,
	2011	2012	2012
	RMB	RMB	US$
Buildings	198,450	193,791	31,106
Leasehold improvements	7,930	8,307	1,333
Furniture, fixtures and office equipment	5,405	6,164	989
Computer equipment	29,106	26,211	4,207
Motor vehicles	8,318	9,316	1,495
Agricultural equipment	5,195	11,431	1,835

Total	254,404	255,220	40,965
Less: accumulated depreciation and amortization	(75,139)	(87,828)	(14,097)

Property and equipment, net	179,265	167,392	26,868

Depreciation and amortization expenses for the years ended December 31, 2010, 2011 and 2012 were RMB17,316, RMB16,541, and RMB15,791 (US$2,535), respectively.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012 (continued)

(In thousands, except share and per share data)

9.	INVESTMENTS UNDER COST METHOD

	December 31,
	2011	2012	2012
	RMB	RMB	US$
Global Market	10,463	10,463	1,679
Tophere	1,127	1,127	181

	11,590	11,590	1,860

At December 31, 2012, the Company owned 3,209,815 shares of Global Market Group Limited (“Global Market”) Series A preferred shares. These share amounts reflect a May 2012 1 for 5 reverse stock split by Global Market.

Because the Company cannot exercise significant influence over Global Market, the investment is accounted for under the cost method.

In June 2010, the Company sold 4,942,845 Series A preferred shares (giving effect to the 1 for 5 reverse stock split) for cash consideration of RMB26,448 (US$3,875). The Company recognized a gain of RMB9,186 (US$1,392) on the disposal of the Series A preferred shares in 2010.

In June 2010, Global Market declared a cash payment of special dividends to the holders of its ordinary shares, Series A preferred shares and Series B preferred shares. The Company received dividends of RMB6,164 (US$934), which was included in other income in the consolidated statement of operations.

In November 2011, The Company received dividends of RMB920 (US$146), which is included in other income in the consolidated statement of operations.

In March 2012, The Company received dividends of RMB4 (US$1), which is included in other income in the consolidated statement of operations.

In June 2012, Global Market issued 7,459,550 ordinary shares, resulting in the dilution of the Company’s ownership interest from 3.03% to 3.28%.

In November 2007, the Company entered into an agreement with Hangzhou Tophere Info-Tech Inc. (“Tophere”), a Chinese business to business (“B2B”) food and beverage trade facilitator headquartered in Hangzhou, to acquire a 19.8% equity interest for a cash consideration of RMB4,500. Because the Company cannot exercise significant influence over Tophere, the investment is accounted for under the cost method.

In 2011, an impairment loss of RMB3,373 was recognized due to losses reported by Tophere.

On January 1, 2010, the Company also had a cost investment in GCL Silicon Technology Holdings Inc. (“GCL”) of RMB7,074 (US$1,036). In May 2010, the Company sold part of the investment, and received RMB7,626 (US$1,117). In September 2010, the Company sold the rest of the investment, and received RMB2,306 (US$349). The Company recorded a gain of approximately RMB2,967 (US$450) on the disposal.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012 (continued)

(In thousands, except share and per share data)

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

In June 2011, the Company, through its subsidiaries, entered into a series of agreements with respect to certain financing arrangements for the “Smarter Town” project to be developed by Huainan Huacheng, the project company. Pursuant to such agreements, Zhongcheng organized and offered the “2011 Zhongcheng Trust Huainan Ninetowns Investment Trust Plan” (“the Investment Trust Plan”). Pursuant to the terms of the Investment Trust Plan, Zhongcheng issued (i) 150,000,000 preferred trust units for RMB150 million to certain investors and (ii) 160,000,000 ordinary trust units to Beijing Ninetowns Ports, a wholly-owned indirect subsidiary of the Company, in exchange for the assignment by Beijing Ninetowns Ports of certain creditor’s rights for RMB160 million in Huainan Huacheng. To inject the funds raised under the Investment Trust Plan to Huainan Huacheng, Zhongcheng and Beijing Ninetowns Ports entered into a capital increase agreement pursuant to which Zhongcheng made a capital investment of RMB150 million to Huainan Ninetowns, a wholly-owned subsidiary of Beijing Ninetowns Ports and the sole shareholder of Huainan Huacheng. As a result of the capital investment, Zhongcheng and Beijing Ninetowns Ports owned 90% and 10% equity interest, respectively, of Huainan Ninetowns at December 31, 2011. The funds injected to Huainan Ninetowns were injected to Huainan Huacheng through a capital increase by Huainan Ninetowns in December 2011.

In February 2012, the Investment Trust Plan was terminated due to the delay in the development schedule of the “Smarter Town” project. The termination of the Investment Trust Plan was approved at a meeting of the investors who subscribed for the preferred trust units of the Investment Trust Plan and Beijing Ninetowns Ports. As a result of the termination, Zhongcheng transferred the 90% equity interest it held in Huainan Ninetowns to Beijing Ninetowns Ports for no consideration. In addition, Huainan Huacheng repaid the debt of RMB160 million plus interest of approximately RMB13 million to Zhongcheng. The Company intends to continue the development of the “Smarter Town” project and may seek other alternative financing options in the future.

Although the Company through Beijing Ninetowns Ports owned 51.6% of the Investment Trust Plan at December 31, 2011, the non-controlling interest retained veto rights and accordingly the Investment Trust Plan was not consolidated and was instead accounted for using the equity method of accounting. Interest expense related to the Investment Trust Plan during the years ended December 31, 2011 and 2012 was approximately RMB11 million and RMB2 million, respectively.

Subsequent to the termination of the Investment Trust Plan, the land use rights of approximately RMB156.8 million previously recorded in the Trust, were transferred to real estate under development (note 7).

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

Shouchuang Caifu Ninetowns’s initial capital was expected to be RMB110 million. Through December 31, 2011, Shouchuang Caifu Gengyin and Shouchuang Huaxia each contributed RMB10 million and Beijing Ronghe Zhihui, who is expected to contribute a total of RMB90 million, contributed RMB53 million.

In September 2012, Beijing Ronghe Zhihui contributed an addition of RMB22 million (US$4 million) to Shouchuang Caifu Ninetowns.

In December 2012, Beijing Ronghe Zhihui withdrew RMB10 million (US$2 million) of the capital previously injected to Shouchuang Caifu Ninetowns. As such, Beijing Ronghe Zhihui, who is expected to contribute a total of RMB80 million (US$13 million), has contributed RMB65 million (US$10 million) for a 68.42% equity interest in Shouchuang Caifu Ninetowns as of December 31, 2012. The remaining balance of Beijing Ronghe Zhihui’s capital contribution of RMB15 million, which is at Beijing Ronghe Zhihui’s option, is expected to be contributed by October 31, 2013.

In November 2012, Shouchuang Caifu Gengyin contributed an addition of RMB10 million (US$2 million) to Shouchang Caifu Ninetowns, which increased its investment in Shouchuang Caifu Ninetowns to RMB20 million (US$3 million).

As of December 31, 2011, Beijing Ninetowns Investment had contributed RMB5.94 million of a total commitment of RMB29.7 million for a 29.7% interest in Shouchuang Caifu Gengyin.

In October 2012, Beijing Ninetowns Investment contributed RMB13.96 million (US$2 million) to Shouchuang Caifu Gengyin and increased the total commitment from RMB29.7 million to RMB49.5 million (US$8 million). In December 2012, upon the withdrawal from the partnership of one of the limited partners, Beijing Ninetowns Investment’s interest in Shouchuang Caifu Gengyin increased to 49.5%.

As of December 31, 2012, the Company had a 68.42% direct interest in Shouchuang Caifu Ninetowns and a 10.64% indirect interest in Shouchuang Caifu Ninetowns. As a limited partner, the Company is using the equity method of accounting to account for its investment in Shouchuang Caifu Ninetowns.

On December 21, 2011, Shouchuang Caifu Ninetowns acquired 99% of the equity interests of Binzhou Ruichen Real Estate Development Co., Ltd. (“Binzhou Ruichen”), a limited liability company established in Binzhou, Shandong Province, China. As of December 31, 2011 and 2012, Binzhou Ruichen owns the land use rights for a plot of undeveloped land permitted for residential use and located in Binzhou. The residential land use rights will expire in 70 years.

On June 15, 2012, Beijing Ninetowns Investment acquired a 35% equity interest in Beijing Shouchuang Huaxia Ninetowns Real Estate Development Co., Ltd., or Shouchuang Huaxia Ninetowns Real Estate, for RMB3.5 million of which RMB0.7 million was paid as of December 31, 2012. An additional contribution of RMB2.8 million is expected to be paid on June 13, 2014.

On July 16, 2012, Beijing Ninetowns Investment acquired a 22% equity interest in Beijing Juxin Fugao Investment Management Center Limited Partnership, or Beijing Juxin Fugao, for RMB0.132 million.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012 (continued)

(In thousands, except share and per share data)

10.	INVESTMENTS UNDER EQUITY METHOD-continued

The Company’s investments in and equity in the earnings (losses) of its equity method investees is as follows for the years ended December 31, 2011 and 2012:

	The Investment Trust Plan (RMB)	Huainan Ninetowns (RMB)	Shouchuang Caifu Ninetowns (RMB)	Shouchuang Caifu Gengyin (RMB)	Shouchuang Huaxia Ninetowns Real Estate (RMB)	Beijing Juxin Fugao (RMB)	Total (RMB)	Total (US$)
Investment balance at January 1, 2011	—	—	—	—	—	—	—	—
Investment contributions	160,000	10,000	53,000	5,940	—	—	228,940	36,747
Equity earnings	1,475	164	—	—	—	—	1,639	263

Investment balance at December 31, 2011	161,475	10,164	53,000	5,940	—	—	230,579	37,010

Investment contributions	—	—	12,000	13,960	700	132	26,792	4,300
Equity losses	—	—	(254)	(66)	(401)	(88)	(809)	(129)
Termination of the Investment Trust Plan and Transfer of the underlying Real Estate to the Company (note 7)	(161,475)	(10,164)	—	—	—	—	(171,639)	(27,550)

Investment balance at December 31, 2012	—	—	64,746	19,834	299	44	84,923	13,631

At December 31, 2012, there are no significant differences between the carrying amounts of the Company’s equity investments and the underlying equity in the investees’ net assets.

11.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consisted of the following:

	December 31,
	2011	2012	2012
	RMB	RMB	US$
Customer lists and relationships	6,131	6,131	984
Completed technology	5,251	5,251	843
Purchased software for internal use	17,200	17,200	2,760
Land use right (note 7)	31,251	1,095	176

Total	59,833	29,677	4,763
Less: Accumulated amortization	(30,575)	(28,715)	(4,609)

Acquired intangible assets, net	29,258	962	154

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012 (continued)

(In thousands, except share and per share data)

11.	ACQUIRED INTANGIBLE ASSETS, NET-continued

Amortization expenses for the years ended December 31, 2010, 2011, and 2012 were RMB4,043, RMB3,503, and RMB703 (US$113), respectively.

The following table represents the total estimated amortization of intangible assets for the next five years:

For the Year Ending December 31	Estimated Amortization Expense	Estimated Amortization Expense
	RMB	US$
2013	100	16
2014	100	16
2015	100	16
2016	100	16
2017	100	16

	500	80

12.	OPTION LIABILITIES

The Company writes call and put options through listed exchanges. When the Company writes an option, an amount equal to the premium received by the Company is recorded as a liability and is subsequently adjusted to the current fair value of the option written. Premiums received from writing options that expired are treated by the Company on the expiration date as realized gains from investments. If a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether the Company has realized a gain or loss. If a put option is exercised, the premium is deducted from the total purchase price in determining the cost of the underlying security. The Company, as the option writer of an option, bears the market risk of an unfavorable change in the price of the security underlying the written options. At December 31, 2012, option liabilities included liabilities for call options of RMB12,273(US$1,970) and put options of RMB71(US$11).

13.	ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following:

	December 31,
	2011	2012	2012
	RMB	RMB	US$
Accounts payable and other payables	8,514	17,263	2,771
Salary and wages	7,896	10,130	1,627
Accrued expenses	32	—	—

	16,442	27,393	4,398

14.	INCOME TAXES

Ninetowns is a tax exempted company incorporated in the Cayman Islands. No provision for Hong Kong Profits Tax has been made as the subsidiaries incorporated in Hong Kong had no assessable profits earned or derived from Hong Kong during the years ended December 31, 2010, 2011 and 2012. The subsidiaries incorporated in the PRC (other than Hong Kong) are governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “Income Tax Laws”).

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012 (continued)

(In thousands, except share and per share data)

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

In 2010, 2011 and 2012, Beijing New Take, Beijing Ninetowns Times, Beijing Ninetowns Investment, Ronghe Tongshang, Beijing Software, Beijing Sky and Dongguan Software were subject to an enterprise income tax rate of 25%. Beijing Ronghe Zhihui and Beijing Ronghe Dianzi were subject to an enterprise income tax rate of 25% in 2011 and 2012.

Beijing Ninetowns Ports was awarded the certificate of “New and High Technology Enterprise” and was taxed at an income tax rate of 15% for the years ended December 31, 2010, 2011 and 2012.

Guangdong Ninetowns was awarded the certificate of “New and High Technology Enterprise” and was taxed at an income tax rate of 15% for the years ended December 31, 2010, 2011 and 2012.

Dalian Changzheng was qualified as a software company in 2011 and was granted preferential EIT rates based on such status. Dalian Changzheng was subject to an income tax rate of 0% for 2011. In 2012, Dalian Changzheng was not qualified as a software company and was subject to an income tax rate of 25%.

Huainan Ninetowns and Huainan Huacheng were subject to an enterprise income tax rate of 25%.

Huaixiang Modern Agriculture was subject to an income tax rate of 25% based on a deemed income equal to 4% of its annual total income in 2011 as determined by the tax authority. In 2012, Huaixiang Modern Agriculture was subject to an enterprise income tax rate of 25%.

During the years ended December 31, 2010, 2011 and 2012, if the Company’s subsidiaries in the PRC had not been awarded tax holidays or had special tax concessions, they would have recorded an additional provision for income taxes totaling RMB838, RMB374 and RMB640(US$103), respectively. Basic net income per share would have been changed to RMB0.32, RMB0.08 and RMB1.80, and diluted net income per share

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012 (continued)

(In thousands, except share and per share data)

14.	INCOME TAXES-continued

would have been changed to RMB0.32, RMB0.08 and RMB1.65 for the years ended December 31, 2010, 2011, and 2012, respectively.

Income tax expense consisted of the following:

	Years Ended December 31
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Current tax	1,036	855	1,447	233
Deferred tax	(158)	193	(776)	(125)

	878	1,048	671	108

As of December 31, 2011 and 2012, significant temporary differences between the tax basis and financial statement basis of accounting for assets and liabilities that gave rise to deferred taxes were principally related to the following:

	December 31
	2011	2012	2012
	RMB	RMB	US$
Current deferred tax assets
Short-term deferred revenue	311	1,036	167
Less: valuation allowances	—	—	—

Current deferred tax assets	311	1,036	167

Non-current deferred tax assets
Net operating loss carry forwards	9,413	10,859	1,743
Less: valuation allowances	(9,413)	(10,859)	(1,743)

Non-current deferred tax assets	—	—	—

Non-current deferred tax liabilities
Accelerated depreciation of property and equipment	(51)	—	—

Non-current deferred tax liabilities	(51)	—	—

The Company has operating loss carry forwards totaling RMB44,285(US$7,108) as of December 31, 2012, all of which were from PRC subsidiaries and will expire on various dates through December 31, 2017.

As of December 31, 2011 and 2012, a valuation allowance was provided against deferred tax assets arising from net operating loss carry-forwards. Adjustment will be made to the valuation allowance if events occur in the future that indicate changes in the amount of deferred tax assets that may be realized.

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

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012 (continued)

(In thousands, except share and per share data)

14.	INCOME TAXES-continued

Aggregate undistributed earnings of the Company’s subsidiaries and its VIE located in the PRC of approximately RMB553,727 and RMB554,561(US$89,013) at December 31, 2011 and 2012 are considered to be indefinitely reinvested, and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. The Chinese tax authorities have clarified that distributions made out of pre-January 1, 2008 retained earnings will not be subject to the withholding tax.

A reconciliation between income tax expense (benefit) computed by applying the PRC statutory income tax rate of 25% to income (loss) before income taxes and the actual provision for income taxes is as follows:

	Years Ended December 31,
	2010	2011	2012
PRC statutory income tax	25.0%	25.0%	25.0%
Expenses not deductible for tax purposes	18.1%	5.6%	5.7%
Permanent differences	(32.1%)	(8.4%)	(28.0%)
Tax exemption and tax relief granted to PRC subsidiaries	(1.0%)	(8.0%)	(0.9%)
Effect on deferred taxes due to changes in tax rates under the new law for certain subsidiaries	(3.5%)	(8.8%)	(0.8%)

	6.5%	23.0%	1.0%

A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

	RMB	US$
Balance at January 1, 2011	5,387	865
Additions based on tax position related to the current year	208	33
Reversal based on tax positions related to the current year	—	—

Balance at December 31, 2011	5,595	898

Additions based on tax position related to the current year	226	36
Reversal based on tax positions related to the current year	—	—

Balance at December 31, 2012	5,821	934

The Company does not anticipate any significant change within 12 months of this reporting date to its uncertain tax positions that relate primarily to 2009 inter-company distributions. Interest and penalties recognized in the statement of operations and current liabilities were not significant in 2009, 2010 and 2011.

15.	DEFERRED SUBSIDIES

During the year ended December 31, 2011 and 2012, Dalian Changzheng received grants of RMB240,240 and RMB35,960(US$5,772), respectively, from the government of China. This grant was initially deferred when received and will be used for research and development related to certain software and system development projects which were approved by the government. Upon the completion of the projects, the government grant will be recognized as either other income or as an offset to relevant research and development expenses.

There are no contingencies related to the grants.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012 (continued)

(In thousands, except share and per share data)

16.	OTHER TAXES PAYABLE

	December 31,
	2011	2012	2012
	RMB	RMB	US$
Individual income tax withholding	109	139	22
Business tax payable	2,011	1,609	259
Value added taxes payable (recoverable), net	(602)	(269)	(43)
Property tax	19	21	3

	1,537	1,500	241

During the years ended December 31, 2010, 2011 and 2012, the Company’s subsidiaries in the PRC (other than Hong Kong) are subject to a 17% value added tax on revenues from the sales of hardware to customers, and business taxes and value added taxes at the rates of 5% and 3% on service revenues from software development and sales of software prior to September 2012, respectively. Effective September 1, 2012, the Company’s service revenues from software development are subject to a 6% value added tax. Value added taxes payable for hardware sales is reported net of value added taxes paid for inventory purchases. VAT on food sales and services is applicable at various rates, from 0% for self-grown products sales, to 13% and 17% for other goods and products. The Company is also required to withhold PRC individual income taxes on employees’ payroll for remittance to the tax authorities. In addition, the Company’s land use rights are subject to property tax.

17.	TREASURY SHARES

In August 2011, the Company announced a US$5 million share repurchase program. The repurchase of the ADSs will be made in the open market depending on market conditions and other factors as well as subject to relevant rules under United States securities regulations. The repurchases are intended to qualify for the safe harbor provided by Rule 10b-18 under the Securities Exchange Act of 1934, as amended. The program does not obligate Ninetowns to acquire any particular number of ADSs and may be suspended, modified or discontinued at any time. The share repurchase program will be funded by the Company’s available working capital. Any shares of common stock repurchased under the program will be returned to the treasury.

During the year ended December 31, 2012, 3,900 shares of the Company’s common stock were repurchased in accordance with the program at a cost of US$5.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012 (continued)

(In thousands, except share and per share data)

18.	NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted income per share for the periods indicated:

	Years Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Numerator used in basic income per share:
Income from continuing operations before non-controlling interest	12,723	3,510	68,552	11,003
Loss from discontinued operations attributable to the Company	(398)	—	—	—
Net loss attributable to the non-controlling interest	—	15	(3)	—

Net income attributable to the Company	12,325	3,525	68,549	11,003

Shares (denominator):
Weighted average ordinary shares outstanding	35,800,428	37,443,657	37,780,134	37,780,134
Plus: incremental shares from vesting of restricted shares	1,491,106	3,021,792	3,312,566	3,312,566

Weighted average ordinary shares outstanding used in computing diluted income per ordinary share	37,291,534	40,465,449	41,092,700	41,092,700

Income from continuing operations per share – basic	0.35	0.09	1.81	0.29

Income from continuing operations per share – diluted	0.34	0.09	1.67	0.27

Loss from discontinued operations per share – basic	(0.01)	—	—	—

Loss from discontinued operations per share – diluted	(0.01)	—	—	—

Net income attributable to the Company per share – basic	0.34	0.09	1.81	0.29

Net income attributable to the Company per share – diluted	0.33	0.09	1.67	0.27

American Depository Receipts held by the Company to facilitate cashless exercises of vested employee stock options and non-vested shares for 1,253,673 and 976,542 ordinary shares have been excluded from shares issued and outstanding as of December 31, 2011 and 2012. There were no such shares excluded as of December 31, 2010.

The Company had 5,595,664, 4,396,023 and 3,990,108 ordinary share equivalents outstanding, that could potentially dilute basic income per share in the future, which were excluded in the computation of diluted income per share in 2010, 2011 and 2012, respectively, as their effect would have been anti-dilutive.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012 (continued)

(In thousands, except share and per share data)

19.	RELATED PARTY TRANSACTIONS AND BALANCES

As of December 31, 2011, the amounts due from related parties of RMB1,248, represents advances from Beijing Ninetowns Ports to its then equity method investee, Huainan Huacheng (note 10).

As of December 31, 2012, the amount due from related parties of RMB10,070 (US$1,617), consists of RMB10,000 (US$1,606) of Ronghe Zhihui’s receivable from Shouchuang Caifu Ninetowns for the capital that Ronghe Zhihui withdrew in December 2012 and RMB67 (US$11) of social insurance paid by Beijing Ninetowns Ports for Beijing Shouchuang Huaxia Ninetowns Real Estate. The RMB10,000 (US$1,606) was repaid in January 2013.

As of December 31, 2012, the amount due to related parties of RMB6,140 (US$986), mainly represents RMB5,730 (US$921) of real estate construction fees payable by Dalian Changzheng to Beijing Aviation Wanyuan Construction Company Limited, which is a wholly-owned subsidiary of Aviation Wanyuan and RMB405 (US$65) of staff salaries that Aviation Wanyuan paid on behalf of Dalian Changzheng. Aviation Wanyuan owns a 30% equity interest in Dalian Changzheng, which is a 70%-owned subsidiary of the Company.

As of December 31, 2012, advances from customers included RMB1,566 (US$207) of advances from Aviation Wanyuan to Beijing Sky for food sales.

During the year ended December 31, 2012, Beijing Sky recorded RMB505 (US$81) of revenues from food sales to Aviation Wanyuan.

All advances are non-interest bearing and due on demand.

20.	SHARE OPTION PLANS

The 2003 Plan

The Company’s 2003 Plan (the “2003 Plan”) allows the Company to issue options to employees and directors to acquire 2,574,400 of the Company’s ordinary shares. The 2003 Plan will expire on November 7, 2013.

As of December 31, 2011 and 2012, options to purchase 1,106,279 and 1,095,279 ordinary shares were outstanding, respectively, under the 2003 Plan. As of December 31, 2011 and 2012, there were 628,929 and 627,429 options, respectively, available under the 2003 Plan for future grants.

The 2004 Plan (as amended)

Under the Amended and Restated 2004 Plan (the “2004 Plan, as amended”), the Company may grant options to its employees that are exercisable for up to 4.3 million ordinary shares at prices to be determined by the Company’s Board of Directors. The 2004 Plan, as amended, also permits the Company to grant share appreciation rights, restricted share awards, and performance awards. The 2004 Plan, as amended, will automatically terminate in ten years from the date of adoption unless the Company terminates it earlier.

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

There were no options granted in 2011 and 2012 under the 2004 Plan, as amended.

As of December 31, 2011 and 2012, options to purchase 2,605,506 and 2,509,873 ordinary shares were outstanding, respectively.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012 (continued)

(In thousands, except share and per share data)

20.	SHARE OPTION PLANS-continued

The fair value of the option awards granted in 2010 was estimated on the respective dates of grant using a dividend adjusted Black - Scholes pricing model that uses the assumptions noted in the following table:

Options grants
Weighted average risk-free rate of return	3.15%
Weighted average expected option life	6.25 years
Weighted average volatility rate	63%
Weighted average dividend yield	0%

The risk-free rate of interest was based on the market yield of China Sovereign Bond Denominated in USD with maturity nearest to the expected term as of the valuation date. No dividend is expected to be paid in the future. The expected life of the option is derived using the mid-point method, which is calculated as the period between the grant date and the expected exercise date.

On February 10, 2010, Ninetowns granted 585,771 nonvested shares to certain employees that vest over one year at 25% per three month period from the grant date.

As of December 31, 2011, 92,304 nonvested shares were outstanding. As of December 31, 2012, no nonvested shares were outstanding.

As of December 31, 2011 and 2012, 698,441 and 797,824 share-based instruments were available under the 2004 Plan, as amended, for future grants.

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

As of December 31, 2011 and 2012, 577,434 and 384,956 nonvested shares were outstanding.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012 (continued)

(In thousands, except share and per share data)

20.	SHARE OPTION PLANS-continued

A summary of the share options and nonvested shares activities is as follows:

	Years Ended December 31,
	2010		2011		2012
Share options	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number average of options	Weighted exercise price
		RMB		RMB		RMB
Outstanding at beginning of year	3,320,311	25	4,124,472	22	3,711,785	22
Granted	976,500	11	—	—	—	—
Exercised	—	—	—	—	—	—
Cancelled	(172,339)	18	(425,187)	28	(106,633)	18
Adjustment	—	—	12,500	26	—	—

Outstanding at end of year	4,124,472	22	3,711,785	22	3,605,152	26

Exercisable at end of year	2,125,918	33	2,439,744	27	2,934,952	24

Nonvested Option	Number of option	Weighted-average exercise price
		RMB
Nonvested at January 1, 2012	1,259,541	11
Granted	—	—
Vested	(549,441)	11
Cancelled	(39,900)	11

Nonvested at December 31, 2012	670,200	11

Nonvested Shares	Shares	Weighted-average grant-date fair value
		RMB
Nonvested at January 1, 2012	669,738	12
Granted	—	—
Vested	(281,031)	14
Forfeited	(3,751)	21

Nonvested at December 31, 2012	384,956	11

The total intrinsic value of options exercised during each of the years ended December 31, 2010, 2011, and 2012 was RMB nil. As of December 31, 2012, the aggregate intrinsic value of both options outstanding and options exercisable was RMB382.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012 (continued)

(In thousands, except share and per share data)

20.	SHARE OPTION PLANS-continued

The outstanding options as of December 31, 2012 have the following characteristics:

Options outstanding			Options exercisable
Number outstanding	Weighted average remaining contractual life	Fair value per share at grant date	Weighted average exercise price	Number exercisable	Weighted average exercise price
			(RMB)		(RMB)
1,095,279	0.875	RMB0.297 (HK$0.286)	26	1,095,279	26
361,859	2.167	RMB40.42 (US$4.896)	71	361,859	71
151,714	5.099	RMB11.63 (US$1.619)	22	151,714	22
1,311,800	6.496	RMB6.49 (US$0.947)	10	983,850	10
684,500	8.083	RMB6.72 (US$0.991)	11	342,250	11

3,605,152	5		22	2,934,952	24

As of December 31, 2012, the unrecognized share-based compensation cost related to options was approximately RMB523 and is expected to be recognized over a weighted average vesting period of 0.8 years. As of December 31, 2012, the unrecognized share-based compensation cost related to nonvested share-based compensation arrangements was approximately RMB602 and is expected to be recognized over a weighted-average vesting period of 1.1 years.

The amounts of share-based compensation attributable to cost of revenues, sales and marketing, general and administrative expenses, and research and development included in those line items in the consolidated statements of operations are as follows:

	Years Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Cost of revenues	8	21	(13)	(2)
Sales and marketing	607	347	11	2
General and administrative	26,741	4,127	900	144
Research and development	4,354	2,632	1,178	189

Total share-based compensation expense	31,710	7,127	2,076	333

At December 31, 2012, 976,542 of the Company’s ordinary shares were reserved for future share option exercises.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012 (continued)

(In thousands, except share and per share data)

21.	COMMITMENTS

The Company has operating lease agreements principally for its office properties in the PRC. The leases have remaining terms ranging from 12 to 24 months except for one land lease which is due in 2022. The leases are renewable subject to negotiation. Rental expense was RMB3,867, RMB3,243 and RMB3,570 (US$573), for the years ended December 31, 2010, 2011 and 2012, respectively.

Future minimum lease payments under non-cancellable operating lease agreements at December 31, 2012 are as follows:

Years ending December 31,	RMB	US$
2013	2,276	365
2014	907	146
2015	374	60
2016	282	45
2017	290	47
thereafter	1,351	217

Total	5,480	880

The Company has entered into franchise agreements to undertake marketing, distribution and service activities. Under these agreements, the Company is obligated to provide advertising, training and telephone support associated with its software licenses and products. Other than as disclosed herein, the Company did not have any significant outstanding obligations or commitments at December 31, 2012.

22.	SEGMENT INFORMATION

The Company has four operating segments: enterprise software and related maintenance services segment, software development services segment, B2C e-commerce and real estate development. The enterprise software and related maintenance services segment is engaged in the development, distribution and sale of software products, the provision of customer maintenance services to end users, and the research and development of new enterprise software. The software development services segment is responsible for the development and integration of software in accordance with the customers’ specifications and requirements. The B2C e-commerce consists of food and grocery sales and services and targets Chinese consumers. The real estate development segment includes real estate development operations, which through December 31, 2012 has not generated any revenues.

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

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012 (continued)

(In thousands, except share and per share data)

22.	SEGMENT INFORMATION-continued

The following is a summary of financial information relating to the Company’s three revenue generating segments expressed under PRC GAAP:

	Year Ended December 31, 2010
	Enterprise software and related customer maintenance services	Software development services	B2C e-commerce	Total
	RMB	RMB	RMB	RMB
Net revenues	45,448	24,546	5,448	75,442

Gross profit (loss)	45,448	13,673	(1,462)	57,659

	Year Ended December 31, 2011
	Enterprise software and related customer maintenance services	Software development services	B2C e-commerce	Total
	RMB	RMB	RMB	RMB
Net revenues	56,677	5,963	8,239	70,879

Gross profit (loss)	56,677	3,703	(213)	60,167

	Year Ended December 31, 2012
	Enterprise software and related customer maintenance services	Software development services	B2C e-commerce	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues	64,074	7,481	23,112	94,667	15,196

Gross profit	64,074	5,103	4,749	73,926	11,866

The Company does not allocate operating expenses to individual segments when making decisions about allocating resources to the segments and assessing their performance.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012 (continued)

(In thousands, except share and per share data)

22.	SEGMENT INFORMATION-continued

The following is a reconciliation of the amounts presented for the Company’s three revenue generating segments under PRC GAAP to the consolidated totals reported under US GAAP:

	Years Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Net revenues under PRC GAAP	75,442	70,879	94,667	15,196
U.S. GAAP adjustments:
Differences in the timing of revenue recognition	2,983	3,764	(4,833)	(776)
PRC value added tax refund	482	573	553	89

Total net revenues under US GAAP	78,907	75,216	90,387	14,509

Gross profit under PRC GAAP	57,659	60,167	73,926	11,866
U.S. GAAP adjustments:
Differences in the timing of revenue recognition	2,983	3,764	(4,833)	(776)
PRC value added tax refund	1,219	573	553	89
Share-based compensation expenses	(8)	(21)	13	3

Gross profit under US GAAP	61,853	64,483	69,659	11,182
Operating expenses	(124,474)	(106,048)	(110,553)	(17,745)

Loss from operations	(62,621)	(41,565)	(40,894)	(6,563)
Interest income	3,686	1,922	5,718	917
Gain on sales of short-term investments	65,146	32,689	113,644	18,241
Change in fair value of marketable options	(18,211)	7,252	(16,094)	(2,583)
Gain (loss) on investments under cost method	12,153	(3,373)	—	—
Income from equity method investments	—	1,639	(857)	(138)
Other income	13,448	5,994	7,706	1,237

Income before income tax expense	13,601	4,558	69,223	11,111

The Company does not allocate assets to individual segments when making decisions about allocating resources to the segments and assessing their performance.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012 (continued)

(In thousands, except share and per share data)

23.	CONCENTRATIONS AND RISKS

Customers Concentrations

Details of customers accounting for 10% or more of net revenues are as follows:

	Years Ended December 31,
Customer	2010	2011	2012
A	21%	34%	25%
B	12%	16%	18%

Foreign currency risk—RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of the RMB into foreign currencies. The value of the RMB is subject to changes in PRC government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. RMB balances in cash and cash equivalents and term deposits of the Company included RMB214,970 at December 31, 2011 and RMB146,048 (US$23,442) at December 31, 2012.

Equity price risk—The Company is exposed to equity price risk as a result of its investments in equity securities and written options. Equity price risk results from changes in the level or volatility of equity prices, which affect the value of equity securities, or instruments that derive their value from such securities. The Company attempts to mitigate its exposure to such risks by not limiting its investment to any one security or index.

Concentration of credit risk—Financial instruments that potentially expose the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, trade receivables, and term deposits. The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality. Short-term investments are traded through highly rated equity security brokers. The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

24.	EMPLOYEE BENEFIT PLANS

Employees of the Company located in the PRC (other than Hong Kong) are covered by the retirement plans defined by local practice and regulations, which are essentially defined contribution plans. The calculation of contributions for the eligible employees is based on 20% of the applicable payroll costs. Certain employees of the Company who are located in Hong Kong have joined the Mandatory Provident Fund (“MPF”) Scheme which is also a defined contribution plan. The contribution to the MPF Scheme is calculated based on the rules set out in the MPF Ordinance in Hong Kong which is 5% of the relevant income of the employee with a specific ceiling. The expenses recorded by the Company related to these defined contribution plans were RMB3,249, RMB3,443, and RMB5,388 (US$865) for the years ended December 31, 2010, 2011, and 2012, respectively.

In addition, the Company is required by PRC law to contribute approximately 10%, 1%, and 1.1% of applicable salaries of certain employees for medical, unemployment benefits, and workers compensation, respectively. The PRC government is directly responsible for the payments of the benefits to these employees. The amounts contributed were RMB1,797, RMB2,074, and RMB3,356 (US$539) for the years ended December 31, 2010, 2011 and 2012, respectively.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012 (continued)

(In thousands, except share and per share data)

25.	CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

As stipulated by the relevant laws and regulations in the PRC, the Company’s subsidiaries and VIE in the PRC are required to maintain a non-distributable statutory reserve. Appropriations to the statutory reserve are required to be made at not less than 10% of profit after taxes as reported in these entities’ statutory financial statements prepared under PRC GAAP. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the statutory reserve is accumulated to 50% of these entities registered capital, these entities can choose not to provide additional reserves. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and an increase in the registered capital of these entities. Amounts contributed to the statutory reserve were RMB78,478 and RMB79,312 (US$12,730) as of December 31, 2011 and 2012, respectively.

RMB843 and RMB834 (US$134) were appropriated from net income to statutory reserves by Ninetown’s subsidiaries in the PRC for the years ended December 31, 2011 and 2012, respectively.

Relevant PRC Statutory laws and regulations permit payments of dividends by Ninetown’s PRC subsidiaries and VIE only from their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the statutory reserve requires annual appropriations of 10% of after-tax profit to be set as aside prior to the payment of dividends. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries and VIE are restricted in their abilities to transfer funds to the Company in the form of dividends, loans or advances. Total restricted net assets of the Company’s consolidated PRC subsidiaries and VIE were RMB553,727 and RMB554,561 (US$89,103) as of December 31, 2011 and 2012, respectively.

26.	SUBSEQUENT EVENT

On March 6, 2013, a complaint was filed in Huainan Intermediate People’s Court against the Company’s Chief Executive Officer, Beijing Ninetowns Ports, Huainan Ninetowns Suitable Estate and Huainan Huacheng by Manere Development Limited. The complaint alleges breach of contract and claims RMB46 million (US$7.8 million) and 25% ownership of Huainan Huacheng. The first hearing is to be held on May 30, 2013. Based on a review of the lawsuit, management believes that the allegations are without merit and intends to vigorously defend the claim.

SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In thousands, except share and per share data)

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	86,769	103,561	16,623
Investment in available-for-sale securities	225,488	269,235	43,215
Prepaid expenses and other current assets	95	420	67
Amounts due from subsidiaries	357,190	357,073	57,314

Total current assets	669,542	730,289	117,219
Investments in subsidiaries	283,585	285,210	45,779

TOTAL ASSETS	953,127	1,015,499	162,998

LIABILITIES AND SHAREHOLDERS’ EQUITY
Option liabilities	7,932	12,344	1,981
Other payables	3,206	7,572	1,216
Amounts due to subsidiaries	6,569	6,574	1,055

Total current liabilities	17,707	26,490	4,252

Shareholders’ equity:
Ordinary shares, par value RMB0.027 (HK$0.025) per share:
8,000,000,000 shares authorized; 37,538,161 shares issued and outstanding in 2011 and 37,815,292 shares issued and outstanding in 2012, respectively	982	988	159
Additional paid-in capital	923,829	925,870	148,612
Retained earnings	57,746	126,295	20,271
Accumulated other comprehensive loss	(47,137)	(64,144)	(10,296)

Total shareholders’ equity	935,420	989,009	158,746

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	953,127	1,015,499	162,998

SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (CONTINUED)

STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Years Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Selling and marketing expenses	—	—	—	—
General and administrative expenses	(17,064)	(23,845)	(27,205)	(4,367)

Loss from operations	(17,064)	(23,845)	(27,205)	(4,367)
Interest income	2	1	1	—
Gain on sales of short-term investments	59,452	32,637	112,960	18,131
Change in fair value of marketable options	(18,211)	7,252	(16,094)	(2,583)
Other income	1,979	—	444	71

Income before equity in earnings of subsidiaries	26,158	16,045	71,106	11,252
Equity in losses of subsidiaries	(13,833)	(12,520)	(1,557)	(249)

Net income	12,325	3,525	68,549	11,003

Net income per share
Basic	0.34	0.09	1.81	0.29
Diluted	0.33	0.09	1.67	0.27
Weighted average shares used in computation:
Basic	35,800,428	37,443,657	37,780,134	37,780,134
Diluted	37,291,534	40,465,449	41,092,700	41,092,700

SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (CONTINUED)

STATEMENT OF COMPREHENSIVE INCOME

(In thousands, except share and per share data)

	Years Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Net income	12,325	3,525	68,549	11,003
Foreign currency translation loss	(10,572)	(15,004)	(2,370)	(380)
Unrealized (loss) gain on available-for-sale securities	(7,063)	(9,053)	(14,637)	(2,349)

Comprehensive income (loss)	(5,310)	(20,532)	51,542	8,274

SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

STATEMENTS OF CHANGES IN EQUITY

(In thousands, except share and per share data)

	Ordinary Shares			Additional paid-in capital		Treasury Stock		Retained Earnings			Accumulated Other Comprehensive Loss
	Shares	Amount				Shares	Amount					Total
		RMB		RMB			RMB	RMB			RMB	RMB
Balance as of January 1, 2010	35,118,556		929		885,045	—	—		41,896		(5,445)		922,425
Issuance of ADR shares for the exercise of employee share options	1,624,276		36		(36)	—	—		—		—		—
Net income	—		—		—	—	—		12,325		—		12,325
Foreign currency translation adjustments	—		—		—	—	—		—		(10,572)		(10,572)
Employee share options compensation	—		—		31,710	—	—		—		—		31,710
Unrealized gain on available-for-sale securities	—		—		—	—	—		—		(7,063)		(7,063)

Balance as of December 31, 2010	36,742,832		965		916,719	—	—		54,221		(23,080)		948,825
Issuance of ADR shares for the exercise of employee share options	795,329		17		(17)	—	—		—		—		—
Net income	—		—		—				3,525		—		3,525
Foreign currency translation adjustments	—		—		—	—	—		—		(15,004)		(15,004)
Employee share options compensation	—		—		7,127	—	—		—		—		7,127
Unrealized loss on available-for-sale securities	—		—		—	—	—		—		(9,053)		(9,053)

Balance as of December 31, 2011	37,538,161		982		923,829	—	—		57,746		(47,137)		935,420
Purchase of treasury stock	(3,900)		—		(29)	3,900	—						(29)
Issuance of ADR shares for the exercise of employee share options	281,031		6		(6)	—	—						—
Net income									68,549				68,549
Foreign currency translation adjustments											(2,370)		(2,370)
Employee share options compensation					2,076								2,076
Unrealized loss on available-for-sale securities											(14,637)		(14,637)

Balance as of December 31, 2012	37,815,292		988		925,870	3,900	—		126,295		(64,144)		989,009

		US$	159	US$	148,612		—	US$	20,271	(US$	10,296)	US$	158,746

SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (CONTINUED)

STATEMENTS OF CASH FLOWS

(In thousands, except share and per share data)

	Years Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	12,325	3,525	68,549	11,003
Adjustments to reconcile net income to net cash used in operating activities:
Equity in earnings of subsidiaries	13,833	12,520	1,557	250
Gain from short sale of stock options	(43,788)	(37,942)	(94,027)	(15,092)
(Gain) loss from sale of available-for-sale securities	2,823	—	—	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(48)	478	(326)	(52)
Other payables	1,993	1,279	4,380	702
Amounts due to subsidiaries	5,998	920	4	1

Net cash used in operating activities	(6,864)	(19,220)	(19,863)	(3,188)

Cash flows from investing activities:
Purchase of available-for-sale securities	(231,132)	(332,132)	(767,590)	(123,207)
Proceeds from sales of available-for-sale securities	151,440	282,814	706,278	113,365
Proceeds from short sale of options	37,594	59,006	77,921	12,507
Cover short or assignment of option liabilities	(931)	(17,393)	20,613	3,309
Decrease in amounts due from subsidiaries	37,954	971	175	29

Net cash provided by (used in) investing activities	(5,075)	(6,734)	37,397	6,003
Cash flows from financing activities:
Repurchase of common stock			(29)	(5)
Net cash provided by financing activities	—	—	(29)	(5)

Effect of exchange rate changes on cash	(5,197)	(4,969)	(713)	(114)

Net increase (decrease) in cash and cash equivalents	(17,136)	(30,923)	16,792	2,696
Cash and cash equivalents at the beginning of the year	134,828	117,692	86,769	13,927

Cash and cash equivalents at the end of the year	117,692	86,769	103,561	16,623

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