Form 20-F
period 2013-12-31
NINETOWNS INTERNET TECHNOLOGY GROUP CO LTD
filed 2014-05-15
CIK 1285735

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 38,791,834 ordinary shares, par value HK$0.025 per share as of December 31, 2013

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2011, 2012 and 2013, and as of December 31, 2012 and 2013. References to “2011,” “2012” and “2013” are, where appropriate, references to the years ended December 31, 2011, 2012 and 2013, respectively.

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

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A. Selected financial data

The following table shows selected consolidated financial information and other data for our business. You should read the following information in conjunction with our financial statements and the accompanying notes and Item 5 “Operating and Financial Review and Prospects” of this annual report. The selected statement of operations data and cash flow data for the years ended December 31, 2011, 2012 and 2013 and the selected balance sheet data as of December 31, 2012 and 2013 are derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. These audited consolidated financial statements and the related notes thereto have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. generally accepted accounting principles, or U.S. GAAP.

The selected statement of operations data for 2009 and 2010 and the selected balance sheet data as of December 31, 2009, 2010 and 2011 are derived from our audited consolidated financial statements which have not been included in this annual report.

In thousands, except per share and per ADS data	For the years ended December 31,
	2009	2010	2011	2012	2013	2013 (1)
	RMB	RMB	RMB	RMB	RMB	US$
Selected statement of operations data:
Total net revenues:
Enterprise software and related customer maintenance services	58,387	49,650	61,014	59,794	56,567	9,344
Software development services	17,363	23,809	5,963	7,481	6,004	992
B2C e-commerce	3,889	5,448	8,239	23,112	45,276	7,479
	79,639	78,907	75,216	90,387	107,847	17,815
Cost of revenues:
Enterprise software and related customer maintenance services	—	—	—	—	—	—
Software development services	(11,552)	(10,144)	(2,281)	(2,365)	(2,696)	(445)
B2C e-commerce	(6,308)	(6,910)	(8,452)	(18,363)	(37,527)	(6,199)
	(17,860)	(17,054)	(10,733)	(20,728)	(40,223)	(6,644)
Gross profit	61,779	61,853	64,483	69,659	67,624	11,171
Operating expenses:
Selling and marketing	(13,771)	(16,663)	(22,493)	(21,647)	(25,721)	(4,249)
General and administrative	(62,030)	(89,531)	(79,354)	(77,841)	(68,896)	(11,381)
Research and development	(17,373)	(15,695)	(11,042)	(14,872)	(16,659)	(2,752)
(Allowance for) recovery of doubtful accounts, net	(26,204)	(2,585)	6,841	3,807	4,296	710

In thousands, except per share and per ADS data	For the years ended December 31,
	2009	2010	2011	2012	2013	2013(i)
	RMB	RMB	RMB	RMB	RMB	US$
Total operating expenses	(119,378)	(124,474)	(106,048)	(110,553)	(106,980)	(17,672)
Loss from operations	(57,599)	(62,621)	(41,565)	(40,894)	(39,356)	(6,501)
Interest income	4,274	3,686	1,922	5,718	5,602	925
Gain on sales of short-term investments	35,474	65,146	32,689	113,644	6,526	1,078
Change in fair value of marketable options	27,684	(18,211)	7,252	(16,094)	853	141
Gain (loss) on investments under cost method	—	12,153	(3,373)	—	—	—
Income (loss) from equity method of investments	—	—	1,639	(857)	(463)	(76)
Other income	3,911	13,448	5,994	7,706	13,496	2,229
Income (loss) before income tax and non-controlling interest	13,744	13,601	4,558	69,223	(13,342)	(2,204)
Income tax expense	(4,100)	(878)	(1,048)	(671)	(424)	(70)
Income (loss) from continuing operations before non-controlling interest	9,644	12,723	3,510	68,552	(13,766)	(2,274)
Loss from discontinued operations, net of tax	(8,401)	(398)	—	—	—	—
Net income (loss)	1,243	12,325	3,510	68,552	(13,766)	(2,274)
Attributable to non-controlling interest	89	—	15	(3)	(116)	(19)
Attributable to the Company	1,332	12,325	3,525	68,549	(13,882)	(2,293)
Income (loss) from continuing operations per share and ADS:
Basic	0.28	0.35	0.09	1.81	(0.37)	(0.06)
Diluted	0.28	0.34	0.09	1.67	(0.37)	(0.06)
Loss from discontinued operations per share and ADS:
Basic	(0.24)	(0.01)	—	—	—	—
Diluted	(0.24)	(0.01)	—	—	—	—
Income (loss) per share and ADS:
Basic	0.04	0.34	0.09	1.81	(0.37)	(0.06)
Diluted	0.04	0.33	0.09	1.67	(0.37)	(0.06)
Selected cash flow data:
Net cash (used in) provided by operating activities	(26,478)	8,854	(62,994)	(24,800)	(5,554)	(917)
Net cash (used in) provided by investing activities	(76,858)	21,761	(224,784)	18,109	267,342	44,163
Net cash provided by (used in) financing activities	—	—	49,523	(29)	—	—

In thousands, except share, per share and per ADS data	As of December 31,
	2009	2010	2011	2012	2013	2013(i)
	RMB	RMB	RMB	RMB	RMB	US$
Selected balance sheet data:
Cash and cash equivalents	473,448	500,618	257,345	249,912	416,163	68,745
Restricted cash	790	245	88	84	84	14
Short-term investments:
Trading securities	917	523	708	518	519	86
Available-for-sale securities	170,309	231,339	245,090	289,995	20,971	3,464
Trade receivables, net of allowance for doubtful accounts	18,121	2,042	3,921	2,327	8,520	1,407

Term deposits	25,000	8,154	5,088	5,266	5,437	898
Assets held for sale, current	—	—	—	—	95,591	15,791
Real estate property under development	—	—	305,469	527,702	199,966	33,032
Investments under equity method	—	—	230,579	84,923	84,460	13,952
Assets held for sale, non-current	—	—	—	—	357,340	59,028
Total assets	979,591	989,584	1,282,124	1,396,056	1,370,391	226,373
Deferred revenue	10,453	10,699	14,332	13,472	10,872	1,796
Liabilities held for sale	—	—	—	—	277,070	45,769
Deferred subsidies	—	—	240,240	276,200	—	—
Total liabilities	57,255	40,759	296,720	357,060	342,354	56,553
Net assets	922,336	948,825	985,404	1,038,996	1,028,037	169,820
Total equity of the Company	922,336	948,825	985,404	1,038,996	1,028,037	169,820
Number of ordinary shares outstanding(ii)	35,791,834	35,791,834	38,791,834	38,791,834	38,791,834	38,791,834

(i)	For the convenience of the reader, RMB amounts are expressed in U.S. dollars at the rate of RMB6.0537 to US$1.00, representing the rate as certified by the H.10 weekly statistical release of the Federal Reserve Board on December 31, 2013.
(ii)	Number of ordinary shares outstanding included reserved shares and repurchased shares.

In 2012, the Company repurchased 3,900 ADSs. 192,478 previously non-vested shares became vested in 2013.

Exchange Rate Information

Our business is primarily conducted in China and a substantial majority of our revenues are denominated in Renminbi. The exchange rate refers to the exchange rate as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Unless otherwise indicated, conversions of RMB into U.S. dollars in this annual report are based on the exchange rate, as of December 31, 2013, which was RMB6.0537 to US$1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Noon Buying Rate
	Period End	Average (1)	Low	High
		(RMB per US$1.00)
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.3088	6.3879	6.2221
2013	6.0537	6.1412	6.0537	6.2438
Most recent Six Months
November 2013	6.0922	6.0929	6.0993	6.0903
December 2013	6.0537	6.0738	6.0927	6.0537
January 2014	6.0590	6.0509	6.0600	6.0402
February 2014	6.1448	6.0816	6.1448	6.0591
March 2014	6.2164	6.1729	6.2273	6.1183
April 2014	6.2591	6.2246	6.2591	6.1966
May 2014 (through May 2, 2014)	6.2591	6.2591	6.2591	6.2591

(1)	Annual averages are calculated by averaging the exchange rates on the last business day of each month. Monthly averages are calculated using the average of the daily rates during the relevant period.

On May 2, 2014, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.2591 to US$1.00.

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

Sales of our enterprise software and related customer maintenance services and software development services that are either used by the State Administration for Quality Supervision and Inspection and Quarantine of the PRC, or the PRC Inspections Administration, or by regional PRC inspection and quarantine bureaus, have accounted for a substantial portion of our total net revenues. In the near future, we expect to generate a substantial portion of our total net revenues through (i) sales of enterprise software and related customer maintenance services and (ii) B2C e-commerce business. Net revenues from sales of enterprise software and related customer maintenance services for PRC Inspections Administration filings accounted for 81.1%, 66.2% and 52.5% of our total net revenues in 2011, 2012 and 2013, respectively.

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

We generated a significant portion of our total net revenues from the sales of our enterprise software and related customer maintenance services and B2C e-commerce business in 2013. Currently, we are in the process of expanding our business focus from the development of software products and the provision of software development services to other potential business ventures, such as real estate. We anticipate that a material portion of our net revenue in the future will be derived from businesses that are not directly related to sales of our enterprise software and related customer maintenance services or the provision of software development services.

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

As of May 14, 2014, Shuang Wang, our Chief Executive Officer and a director of our company, or Mr. Wang, and Min Dong, our Senior Vice President of Legal Affairs, Administration and Human Resources and the spouse of Mr. Wang, or Ms. Dong, beneficially own 17.6% of our ordinary shares. Mr. Wang and Ms. Dong have substantial influence over the management and policies of our company and the outcome of most corporate actions. In addition, Mr. Yong Ping Duan, or Mr. Duan, and Technology Pioneer Corp., or Technology Pioneer, beneficially own 18.5% and 8.0% of our ordinary shares, respectively. As a result, Mr. Wang, Ms. Dong, Mr. Duan and Technology Pioneer have the power to take corporate actions which other shareholders may not believe are in their best interests or in the best interests of our company. There can be no assurance that Mr. Wang, Ms. Dong, Mr. Duan and Technology Pioneer will not cause our company to take such corporate actions.

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

As of May 14, 2014, we have franchise agreements with our four franchisees including (i) Beijing Ninetowns Zhi Fang Software Technology Co., Ltd., or Ninetowns Zhi Fang, (ii) Beijing Ninetowns Xin He Software Technology Co., Ltd., or Ninetowns Xin He, (iii) Guangzhou Ninetowns Wang Li Software Co., Ltd., or Ninetowns Wang Li and (iv) Shenzhen Ninetowns Enke Software Technology Co., Ltd., or Ninetowns Enke, who as a result of their purchases of enterprise software and related customer maintenance services for distribution to end-users, are also four of our largest customers. We currently do not have any distributor.

•	Our net revenues from sales of our enterprise software and related customer maintenance services from Ninetowns Zhi Fang were approximately RMB25.3 million, RMB22.2 million and RMB22.0 million (US$3.6 million), which represented 33.7%, 24.5% and 20.4% of our total net revenues for 2011, 2012 and 2013, respectively.

•	Our net revenues from sales of our enterprise software and related customer maintenance services from Ninetowns Xin He were approximately RMB12.3 million, RMB16.0 million and RMB16.3 million (US$2.7 million), which represented 16.4%, 17.7% and 15.1% of our total net revenues for 2011, 2012 and 2013, respectively.

•	Our net revenues from sales of our enterprise software and related customer maintenance services from Ninetowns Wang Li were approximately RMB8.6 million, RMB8.9 million and RMB8.5 million (US$1.4 million), which represented 11.4%, 9.8% and 7.9% of our total net revenues for 2011, 2012 and 2013, respectively.

•	Our net revenues from sales of our enterprise software and related customer maintenance services from Ninetowns Enke were approximately RMB1.7 million, RMB1.9 million and RMB2.0 million (US$0.3 million), which represented 2.2% , 2.1% and 1.9% of our total net revenues in 2011, 2012 and 2013, respectively.

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

Our executive officers, directors and shareholders with 5.0% or more shareholding of our company and their affiliates beneficially own approximately 57.0% of our outstanding ordinary shares. Such concentration of ownership might have the effect of delaying or preventing a change in control of our company which could in turn reduce the market price of our ADSs and the voting and other rights of our other shareholders.

Our failure to market our customer maintenance services to our existing users could impair our planned revenue growth.

We offer one year of customer maintenance services with our iDeclare.CIQ basic package, and charge a fee of RMB1,500 per licensee for customer maintenance services each year thereafter. In 2013, we renewed annual maintenance service contracts with approximately 18,105 users whose contracts were due for renewal in 2013, representing approximately 12.4% of our users whose annual maintenance service contracts were due for renewal in 2013. Not all of our users and potential users were accustomed to being charged for this type of service. In 2013, we recognized approximately RMB53.0 million (US$8.8 million) from the provision of customer maintenance services (including the fees we collected from the pay-per-transaction users) which represents 49% of our total net revenue.

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

We currently depend on our iDeclare.CIQ product for a majority of our total net revenues and our failure to develop or license additional enterprise software or a decline in demand for iDeclare.CIQ could materially reduce our total net revenues.

Sales of iDeclare.CIQ and related customer maintenance services accounted for approximately 81.1%, 66.2% and 52.5% of our total net revenues in 2011, 2012 and 2013, respectively. Any of the following events could materially reduce our total net revenues.

•	any decrease in the demand for or price of iDeclare.CIQ or any increase in competition to iDeclare.CIQ, including but not limited to as a result of the PRC Inspections Administration’s and iTowNet’s endorsement of a comparable product and changes in government policies,

•	any significant shift in our marketing efforts,

•	any lasting or prolonged interruption that prevents our enterprise software from delivering data to government entities due to system failures or other factors,

•	any other adverse development specific to iDeclare.CIQ or

•	a significant slowdown of China’s economy.

A substantial portion of our profits are derived from non-operating income. We cannot guarantee the sustainability of our non- operating income and our financial conditions may be adversely affected if our non-operating income decreases.

We received a substantial amount of income from our investment activities in 2013, including investment in publicly-listed securities in China’s A-Share stock markets and equity securities and call and put options in the U.S. securities markets. We generated approximately RMB32.7 million, RMB113.6 million and RMB6.5 million (US$1.1 million) of gains on sales of short term investments in 2011, 2012 and 2013, respectively. We do not have professional investment expertise or employ professional investment personnel. The success of our investments depends on factors that are not entirely within our control, including the performances and volatility of stock markets in China and U.S. Therefore, we cannot guarantee the sustainability of our gains on sales of short term investments. Should we lose money in our investment activities, our financial condition may be significantly and adversely affected.

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

We have the 2004 Plan (as amended) and the 2006 Share Incentive Plan, or collectively, the Plans. As of December 31, 2013, we granted options under the Plans with the right to purchase a total of 6,185,469 ordinary shares and we granted 3,259,979 non-vested shares, of which 2,843,503 unexercised options and 53,852 unvested shares had been returned to the pool of our share-based awards as a result of resignation from employment by former employees.

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

We are a holding company incorporated in the Cayman Islands, which indirectly holds, through New Take Limited., or New Take, and Shielder Limited, or Shielder, which are Hong Kong companies, our equity interest in our PRC subsidiaries. The New EIT Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, is normally subject to PRC withholding tax at a rate of 10.0%, unless there are applicable treaties that reduce such rate. Under a special arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5.0% if a Hong Kong resident enterprise owns over 25.0% of the PRC company distributing the dividends. As New Take and Shielder are Hong Kong companies and own 90.0% of Beijing New Take Electronic Commerce Limited, or Beijing New Take, and Beijing Ninetowns Times Electronic Commerce Limited, or Ninetowns Times, respectively, dividends that Beijing New Take and Ninetowns Times pay New Take and Shielder, respectively, are subject to a withholding tax at the rate of 5.0%, provided that New Take and Shielder and our company are not considered to be PRC tax resident enterprises. Furthermore, according to the Circular regarding the Implementation of Dividend-related Provisions in the Tax Treaty issued by the State Administration of Taxation on February 22, 2009, if the main purpose of an offshore arrangement is to obtain a preferential tax treatment, the PRC tax authorities have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entity. As New Take and Shielder are intermediate holding companies and not engaged in any commercial activities in Hong Kong, the tax authorities may regard the main purpose of New Take and Shielder as obtaining a lower withholding tax rate of 5.0%. As a result, the tax authorities could levy a higher withholding tax rate to dividends received by New Take and Shielder from Beijing New Take and Ninetowns Times.

Furthermore, the implementation rules of the New EIT Law provide that (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests in enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is unclear how “domicile” will be interpreted. It may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we and New Take and Shielder are considered as PRC tax resident enterprises for tax purposes, any dividend we pay to our shareholders outside of China or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs will be regarded as China-sourced income and as a result be subject to PRC withholding tax at a rate of up to 10.0%.

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

It is likely that we are considered a passive foreign investment company for 2013, which could lead to additional taxes for U.S. holders of ADSs.

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

It is likely that we are classified as a PFIC for 2013. As a result, U.S. holders of shares may be subject to United States federal income tax consequences that are less favorable than those that would apply if we were not a PFIC.

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

We develop our real estate projects through project companies. These project companies must also hold valid qualification certificates to be able to conduct their businesses. Beijing Ninetowns Software Co., Ltd., or Ninetowns Software, and Huainan Huacheng Estate Co., Ltd, or Huainan Huacheng, have obtained the relevant Qualification Certificate. We cannot assure you that our project companies will be able to obtain, extend or renew the qualification certificates. If our project companies do not possess valid qualification certificates, the PRC Government may refuse to issue pre-sale and other permits necessary for our property development business. In addition, the PRC Government may impose a penalty on us and our project companies for failure to comply with the licensing requirements. The occurrence of any of the above events may have a material adverse effect on our future business, financial condition and operating results.

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

In addition, there can be no assurance that any growth in the PRC economy will be steady or that any slowdown will not have a negative effect on our business; that deflation will not reoccur in the PRC economy in the foreseeable future; or that the level of international trade to and from China will not cease to grow at historical rates or even decrease, which could negatively impact demand for our enterprise software. Finally, our results of operations and financial condition could be negatively affected by adverse changes in government monetary policies, import/export policies and regulations, tax regulations or policies and regulations affecting the software industry. In August 2013, 1,507 categories of items that were originally contained in the Catalogue of Import and Export Commodities Subject to Inspection and Quarantine by the Entry-Exit Inspection and Quarantine Authorities, or the Catalogue, were no longer subject to quality inspection prior to export. In addition, in recent years, the PRC government implemented a number of measures, such as raising bank reserves against deposit rates, to place additional limitations on the ability of commercial banks to make loans, in order to slow growth in certain segments of the PRC economy it believed to be overheating. These actions, as well as future actions and policies of the PRC government, could result in a reduction in international trade activities involving China, which could in turn reduce the demand for our products and services.

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

Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the statutory general reserve fund, which requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends until the cumulative amount of such reserves reaches 50% of its registered capital. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances. The restricted portion amounted to approximately 56.8% of our total consolidated net assets as of December 31, 2013.

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

Our management has determined that our internal control over financial reporting as at December 31, 2013 was effective. However, it is possible that we or our independent registered public accounting firm may identify other significant deficiencies or material weakness in future periods. Such results could cause our investors to lose confidence in the reliability of our internal controls over financial reporting, which could adversely affect the trading price of our ADSs. Furthermore, we anticipate that we will continue to incur increased costs and devote significant management resources to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

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

On February 24, 2011, Ninetowns Ports acquired a 70% equity interest in Dalian Changzheng, a PRC limited liability company originally established by Aviation Wanyuan Industry Co., Ltd., or Aviation Wanyuan, for RMB117.0 million. Following the acquisition of this equity interest, we began including the results of operation and other financial data of Dalian Changzheng in the consolidated financial statements of the Company beginning with the fiscal year ended December 31, 2012.

On March 10, 2011, we dissolved Shanghai Tootoo.

On March 16, 2011, Huainan Ninetowns Suitable Estate Co., Ltd., or Huainan Suitable Estate, a PRC company with registered capital of RMB10.0 million was established by Ninetowns Ports. On June 28, 2011, Zhongcheng Trust Co., Ltd., or Zhongcheng, entered into a capital increase agreement with Ninetowns Ports and Huainan Suitable Estate to inject the funds raised under the “2011 Zhongcheng Trust Huainan Investment Trust Plan”, or the Investment Trust Plan into Huainan Suitable Estate. Zhongcheng and Ninetowns Ports agreed to increase the registered capital of Huainan Suitable Estate by RMB90.0 million to RMB100.0 million. After the capital increase in July 2011, 10% of Huainan Suitable Estate’s total registered capital was held by Ninetowns Ports and 90% was held by Zhongcheng.

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

On April 11, 2011, Dalian Changzheng acquired the land use rights for approximately 20,970 square meters of undeveloped land in the Dalian High and New Technology Industry Park from the Dalian Land Resource Bureau for RMB280.0 million, of which Ninetowns Ports contributed approximately RMB153.0 million and Aviation Wanyuan contributed approximately RMB127.0 million. On December 30, 2013, the Company entered into a share transfer agreement with Aviation Wanyuan to sell its 70% of the equity interest in Dalian Changzheng at a price of RMB156 million (US$26 million). On April 22, 2014, the Company received payment of half of the sale price from Aviation Wanyuan, and expects to receive the remaining payment in accordance with the terms of the share transfer agreement.

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

On September 29, 2011, we established Shouchuang Caifu Ninetowns (Tianjin) Equity Investment Fund Partnership (Limited Partnership), or Shouchuang Caifu Ninetowns, a PRC limited partnership, with Shouchuang Huaxia (Tianjin) Equity Investment Fund Management Co., Ltd., or Shouchuang Huaxia, and Shouchuang Gengyin. We are a limited partner and committed to contribute RMB80.0 million to Shouchuang Caifu Ninetowns pursuant to the partnership agreements. As of May 14, 2014, Beijing Ronghe Zhihui has contributed approximately RMB65.0 million for a 68.42% equity interest in Shouchuang Caifu Ninetowns.

On December 20, 2011, Shouchuang Caifu Ninetowns acquired 99% of the equity interests in Binzhou Ruichen, a PRC limited liability company originally established on September 8, 2009, with registered capital of RMB10.0 million, for RMB9.9 million. On December 30, 2013, Shouchuang Caifu Ninetowns, Lei Yu, Guomin Liu, Binzhou Ruichen and Beijing Ronghe Zhihui entered an agreement to allow Lei Yu to purchase back a 100% interest in Binzhou Ruichen, the project company, from Shouchuang Caifu Ninetowns with the consideration of approximately RMB152 million (US$25 million) on or before April 5, 2014. Upon receipt of RMB100 million from Lei Yu, Beijing Ronghe Zhihui agreed to offer a two-year loan, of which is limited to RMB50 million, to Binzhou Ruichen. As of May 15, 2014, Binzhou Ruichen has paid RMB65 million (US$11 million) to Shouchuang Caifu Ninetowns. The parties are in the process of finalizing Lei Yu’s purchase back of Binzhou Ruichen.

On June 15, 2012, Beijing Ninetowns Investment acquired a 35% equity interest in Beijing Shouchuang Huaxia Ninetowns Real Estate Development Co., Ltd., or Ninetowns Real Estate, for RMB3.5 million (US$0.6 million). We had paid RMB0.7 million (US$0.1 million) as of May 14, 2014. An additional contribution of RMB2.8 million (US$0.5 million) is expected to be paid on June 13, 2014.

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

We conduct our business in China through our PRC subsidiaries and the VIE. As of May 15, 2014, our wholly owned or majority owned PRC subsidiaries include Ninetowns Ports, Guangdong Ninetowns, Beijing Ninetowns Investment, Dongguan Ninetowns, Dalian Changzheng, Beijing Ronghe Zhihui, Huainan Suitable Estate and Huainan Huacheng and several wholly owned subsidiaries which are currently inactive. We also have equity investments in two limited partnerships Shouchuang Caifu Gengyin and Shouchuang Caifu Ninetowns and minority equity interests in Ninetowns Real Estate and Beijing Juxin Fugao. Please refer to Item 4 of this annual report, “Information on the Company — Organizational structure” on page 46 for the full names of our subsidiaries and VIE, their country of incorporation and the proportion of our ownership of each as of May 14, 2014.

Our capital expenditures (excluding those incurred in connection with our real estate projects) totaled approximately RMB6.5 million, RMB8.5 million and RMB2.1 million (US$0.3 million) in 2011, 2012 and 2013, respectively, consisting primarily of payments associated with purchases of property and equipment and other fixed assets. We expect to incur capital expenditures of approximately RMB0.9 million (US$0.1 million) in 2014 to purchase equipment and software products to support our new software development projects and B2C e-commerce business. We believe that our available cash and cash equivalents will be sufficient to meet our capital needs for our B2C e-commerce and sales of software and related maintenance services and software development businesses for at least the next 12 months.

In 2011, 2012 and 2013, we incurred RMB305.5 million, RMB33.7 million and RMB29.8 million (US$4.9 million) in capital expenditure for our real estate projects. We may seek external financing, for example, bank loans, from time to time to fund our capital expenditures for our real estate projects.

Our principal executive offices are located at 22nd Floor, Building No. 1, Capital A Partners, No. 20 Gongti East Road, Chaoyang District Beijing 100020, People’s Republic of China. Our telephone number in China is (86 10) 6589-9922. We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent for service of process in the United States.

Going private transaction

We entered into an agreement and plan of merger, dated January 29, 2014, or the Merger Agreement, with Ninetowns Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, and Ninetowns Merger Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands wholly-owned by Ninetowns Holdings Limited, pursuant to which Ninetowns Holdings Limited agreed to acquire the Company for US$1.80 per ordinary share. The Merger Agreement is subject to the approval of shareholders at an extraordinary general meeting of shareholders to be held on May 29, 2014. Ninetowns Holdings Limited is jointly owned by Mr. Shuang Wang, our director and chief executive officer, Ms. Min Dong, our senior vice president of legal affairs, administration and human resources, Value Chain International Limited, a company incorporated under the laws of the British Virgin Islands and wholly owned by Mr. Shuang and Ms. Min Dong, Mr. Xiaoguang Ren, our president, Mr. Kin Fai Ng, a director and senior vice president and our company secretary, Oriental Plan Developments Limited, a company incorporated under the laws of the British Virgin Islands and wholly owned by Mr. Kin Fai Ng, Mr. Bolin Wu, our chief technology officer, Mr. Zhonghai Xu, our general manager for research and development, and Mr. Tommy Siu Lun Fork, our chief financial officer. The transactions contemplated by the Merger Agreement involve a going private transaction with affiliates of the Company.

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

On August 1, 2013, the General Administration of Quality Supervision, Inspection and Quarantine of the PRC announced certain changes to the Catalogue. Beginning on August 15, 2013, 1,507 categories of items that were originally contained in the Catalogue are no longer subject to quality inspection prior to export, although 87 categories will still be subject to animal and plant quarantine inspection prior to export after the change to the Catalogue. Our results of operations in 2013 were adversely affected by those changes.

We believe there were approximately 145,100, 146,300 and 148,000 licensees of our enterprise software as of December 31, 2011, 2012 and 2013, respectively. We generated net revenues from sales of our enterprise software and related customer maintenance services of RMB61.0 million, RMB59.8 million and RMB56.6 million (US$9.3 million) in 2011, 2012 and 2013, respectively, which represents 81.3%, 66.2% and 52.5% of our total net revenues in 2011, 2012 and 2013, respectively. We generated net revenues of RMB6.0 million, RMB7.5 million and RMB6.0 million (US$1.0 million) from software development services in 2011, 2012 and 2013, respectively, which represents 7.9%, 8.2% and 5.6% of our total net revenues in 2011, 2012 and 2013, respectively.

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

B2C e-commerce

In 2009, we expanded our research and development initiatives to the development of our B2C e-commerce platform. In April 2010, we began offering organic food and household products through our web portal, www.tootoo.cn. Throughout the second half of 2009 and in the early part of 2010, we made significant progress on our B2C e-commerce initiative. In April 2010, the online retail platform www.tootoo.cn underwent a complete upgrade with the addition of new features including a convenient online payment service and a more diverse offering of organic products, fresh vegetables and fruits, and household goods. Furthermore, we established our first warehouse with a total area of approximately 4,300 square meters, functionally divided into an ordinary temperature warehouse, refrigerated / frozen warehouse, processing workshop, office and other functional facilities in 2010. In 2012, we further improved the layout and functionality of our website to provide a better user experience and help our customers search and find information more efficiently. In 2013, we strengthened our efforts in marketing activities, resulting in an increased volume of orders and an improved website so as to provide a better online food shopping experience.

We believe we are the first retailer in Beijing to offer home deliveries of guaranteed fresh produce and groceries. We believe that the market for online shopping in China is large and growing quickly. While the e-Grocery market represents a small and nascent segment of the broader e-commerce industry, we are optimistic about the future prospects of this market in China.

We deliver fresh produce from our warehouses directly to our customers located in a number of residential communities in Beijing. We utilize carefully planned delivery routes and various state-of-the-art refrigeration equipment and specially equipped vehicles to achieve “Unbroken Cold Chain Logistics” for our fresh food delivery service. We are able to efficiently control product storage and movement at a low cost through the use of our proprietary product tracking system, warehouse management system and delivery data management system, all of which are supported by our advanced information technology. Our industry, which includes organic and natural foods and dietary supplements, has had significant growth over the last several years, driven in large part by increased public interest in health and nutrition. In 2013, we achieved an increase in revenue and number of orders, which we believe further affirms the market potential for our organic food and household products. We expect to continue our efforts to expand our B2C e-commerce business by leveraging our existing quality control related expertise and experience to expand our product offerings as future opportunities present themselves. Specifically, we believe our “Unbroken Cold Chain Logistics” could give us an advantage in the e-commerce and service industries due to the guaranteed delivery of fresh produce.

We recognized net revenue of RMB8.2 million, RMB23.1 million and RMB45.3 million (US$7.5 million) from our B2C e-commerce business in 2011, 2012 and 2013, respectively, which represents 11.0%, 25.6% and 42.0% of our total net revenues in 2011, 2012 and 2013, respectively.

Real estate development

We began our real estate development activities in April 2011.

Yizhuang Project

In October 2008, we acquired land use rights for a plot of undeveloped land of approximately 58,530 square meters located in Lu Dong District, Beijing Economic Technological Development Area, or Yizhuang, from the Yizhuang Substation of the PRC Country Resources Bureau for RMB30.2 million. The land use rights have a contractual useful life of 50 years. This land was originally approved for self-use. In January 2012, we received approval to change Yizhuang to a mixed-use real estate project. We have also received the construction work planning permit. As of May 14, 2014, the Yizhuang Project is still in the planning stage and we do not expect to commence construction in 2014.

Huainan Project

In April 2011, we entered into an agreement to purchase a plot of undeveloped land located in Huainan, Anhui province of China, which consists of approximately 141,000 square meters. The purchase price was RMB1,830 per square meter, or approximately RMB258.0 million in total, of which RMB129.0 million had not been paid as of May 14, 2014 due to a delay by the local government in relocating the residents living on that land. We do not have any land use right certificate for that land yet but expect to obtain them after the purchase price is fully paid. We intend to develop a mixed-use real estate project tentatively named “Smarter Town” on this land. We also intend to (i) design, develop, construct, market and sell certain retail and residential units, (ii) design and construct an “Internet of Things” exhibition park and (iii) design and construct a community hospital on this land.

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

In February 2012, the Investment Trust Plan was terminated due to a delay in the development of the “Smarter Town” project. As a result of the termination, Zhongcheng transferred the equity interest that it held in Huainan Suitable Estate to Ninetowns Ports and in exchange Huainan Huacheng repaid the debt of RMB160.0 million plus interest of approximately RMB13.0 million to Zhongcheng. We plan to continue the development of the “Smarter Town” project and may seek other financing alternatives in the future. As of May 15, 2014, Huainan Project is still in the planning stage and we do not expect to commence construction in 2014.

On March 6, 2013, a third party filed a lawsuit against Mr. Shuang Wang and three of our subsidiaries claiming, among other things, a 25% equity interest in Huainan Huacheng. The plaintiff withdrew the original claim but instituted separate proceedings for the same claim in May 2013. The court dismissed these proceedings on the basis that the plaintiff did not have standing to make this claim. Please refer to “Item 8. Financial Information—A. Consolidated statements and other financial information – Legal Proceedings” for more information regarding this lawsuit.

Dalian Project

In April 2011, we acquired land use rights for two plots of undeveloped land located in Dalian, Liaoning province of China through Dalian Changzheng, our 70%-owned subsidiary. The two plots consist of approximately 20,790 square meters. The purchase price was RMB13,350 per square meter, or approximately RMB280.0 million in total, all of which has been fully paid. The two plots of land are permitted for commercial and residential use. Phase I of our Dalian project involves land of approximately 14,810 square meters with a gross floor area, or GFA, of approximately 76,390 square meters, on which we plan to construct office buildings and residential buildings. The construction of Phase I commenced in December 2011. On December 30, 2013, we entered into a share transfer agreement with Aviation Wanyuan to sell to them our 70% equity ownership interest in Dalian Changzheng at a price of RMB156 million (US$25.8 million), which became effective upon receiving the relevant regulatory approvals in April 2014. On April 22, 2014, the Company received payment of half of the sale price from Aviation Wanyuan, and expects to receive the remaining payment in accordance with the terms of the share transfer agreement.

Binzhou Project

In 2011, we acquired a limited partnership interest in a partnership with Shouchuang Huaxia and Shouchuang Gengyin to invest in the development of a residential real estate project located in Binzhou, Shandong Province, China. As of May 14, 2014, Beijing Ninetowns Investment holds a 49.5% interest in Shouchuang Gengyin. On December 20, 2011, Shouchuang Caifu Ninetowns acquired a 99% equity interest in Binzhou Ruichen, a PRC limited liability company originally established on September 8, 2009 with a registered capital of RMB10.0 million, for RMB9.9 million. The land use rights will expire in 70 years. Binzhou Ruichen expects to fund the Binzhou project through commercial bank loans and loans from shareholders. Shouchuang Caifu Ninetowns and Beijing Wanglian Jiye Software Technology Co., Ltd. entered into an entrustment loan arrangement in December 2011 pursuant to which Shouchuang Caifu Ninetowns entrusted a commercial bank to lend to Beijing Wanglian Jiye Software Technology Co., Ltd. up to RMB75.0 million. Beijing Wanglian Jiye Software Technology Co., Ltd. will then lend the same amount to Binzhou Ruichen. Shouchuang Caifu Ninetowns owns 99% of the equity interests in Binzhou Ruichen. We are a limited partner of, and hold a 68% equity interest in, Shouchuang Caifu Ninetowns.

On December 30, 2013, Shouchuang Caifu Ninetowns, Lei Yu, GuoMin Liu, Binzhou Ruichen and Beijing Ronghe Zhihui entered an agreement to allow Lei Yu to purchase back a 100% interest in Binzhou Ruichen, the project company, from Shouchuang Caifu Ninetowns with the consideration of approximately RMB152 million (US$25 million) on or before April 5, 2014. Upon receipt of RMB100 million from Lei Yu, Beijing Ronghe Zhihui agreed to offer a two-year loan, of which is limited to RMB50 million, to Binzhou Ruichen.

As of May 15, 2014, Binzhou Ruichen has paid RMB65 million (US$11 million) to Shouchuang Caifu Ninetowns. The parties are in the process of finalizing Lei Yu’s purchase back of Binzhou Ruichen.

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

Products and services

In 2011, 2012 and 2013, we derived 81.3%, 66.2% and 52.5% of our total net revenues from sales of enterprise software and related customer maintenance services, 7.9%, 8.2% and 5.6% of our total net revenues from the provision of software development services, and 11.0%, 25.6% and 42.0% of our total net revenues from our B2C e-commerce business. We did not generate any revenue from real estate development because all of our projects are currently in the planning stage or under construction, and we have not pre-sold any units.

The products and services we offered during the last three financial years included the following:

Enterprise software

Our sales of the iDeclare.CIQ basic packages and related customer maintenance services (including those sold on a per-transaction fee basis) represented more than 99% of our net revenues from sales of enterprise software and related customer maintenance services in each of 2011, 2012 and 2013. In addition to iDeclare.CIQ series, we also sell iProcess.CIQ and iQM series products. However, the revenues from the sales of those two series products were insignificant in each of 2011, 2012 and 2013.

iDeclare.CIQ series

Commercially introduced in August 2000, the iDeclare.CIQ series of products enables international trade enterprises to complete the declaration process electronically over the Internet. The iDeclare.CIQ basic package includes six separate software functions and one year of basic customer maintenance services. We charge a one-time license fee of RMB4,500 and RMB1,500 for each additional year of customer maintenance services, which includes a number of value-added services in addition to the basic maintenance services, such as site visits to carry out maintenance procedures and automatic software updates. In 2011, 2012 and 2013, we generated RMB61.0 million, RMB59.8 million and RMB56.5 million (US$9.3 million), respectively, from sales of the iDeclare.CIQ basic packages and related customer maintenance services (including those sold on a per-transaction fee basis). We sold 1,801 iDeclare.CIQ software packages and 18,105 iDeclare annual maintenance service contracts in 2013 compared to 1,139 iDeclare.CIQ software packages and 20,824 iDeclare annual maintenance service contracts sold in 2012.

We sold 107 annual maintenance contracts in 2013 to users who are currently using the free software offered by the PRC Inspection Administration, which represents a decrease from 379 maintenance service contracts sold in 2012 to users who were at that time using the free software offered by the PRC Inspection Administration.

We also provide a pay-per-transaction option to our customers. We generated RMB38.8 million, RMB35.1 million and RMB33.2 million (US$5.5 million) from such pay-per-transaction filing fees, which represents 63.6%, 58.7% and 58.7% of our net revenues for sales of enterprise software and related customer services in 2011, 2012 and 2013, respectively.

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

Software development services

We provide software development services to PRC government agencies, their related entities and their third party service providers in order to enhance their electronic data exchange, processing and monitoring capabilities. Our software development services consist of the design, development and maintenance of, and enhancement to: (i) the internal software systems used by PRC government agencies and their related entities to process electronic filings made with our enterprise software, and (ii) the data exchange platforms which serve as the interface between these systems and users of our enterprise software. We generated net revenues of RMB6.0 million, RMB7.5 million and RMB6.0 million (US$1.0 million) from software development services in 2011, 2012 and 2013, respectively, which represents 7.9%, 8.2% and 5.6% of our total net revenues in 2011, 2012 and 2013, respectively.

B2C e-commerce

In April 2010, we began offering food and household products through our web portal, www.tootoo.cn, which currently carries over 3,000 products in 16 different categories, including fresh fruits and vegetables, seafood, snacks, drinks, fresh and frozen meat, nutritional supplement and household supplies. Our B2C e-commerce delivered steady growth in 2013 as we continued to promote the service and optimize the product offering and customer experience. We focus on our “guaranteed fresh” delivery service through which we deliver fresh produce from farms or warehouses directly to customers located in a number of residential communities in Beijing. We believe we can efficiently control product storage and movement at a low cost through the use of our product tracking system, a warehouse management system and a delivery date management system, all of which are supported by its information technology. We generated net revenues of RMB8.2 million, RMB23.1 million and RMB45.3 million (US$7.5 million) from B2C e-commerce in 2011, 2012 and 2013, respectively, which represents 11.0%, 25.6% and 42.0% of our total net revenues in 2011, 2012 and 2013, respectively.

Real estate development

We currently have development projects located in China under planning or construction. Please refer to “Item 4 — Information on the Company — B. Business Overview — Real Estate Development” for more information regarding these real estate projects.

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

On August 3, 2004, our wholly owned subsidiary Beijing Ninetowns Ports was awarded the ISO 9001:2000 Quality Management System Recognition Certificate. ISO 9001:2000 is a worldwide quality management system certification program regarding management system standards administered by the International Organization for Standardization. The certificate is renewable every three years and our current certificate is valid until Dec 28, 2016. In addition, our enterprise software iDeclare.CIQ has been endorsed by the PRC Inspections Administration for electronic customs declaration.

B2C e-commerce

We endeavor to ensure the quality of the products we sell. We source most of our fresh products, for example, fruits, vegetables and poultry, directly from ultimate suppliers, including organic farms. We also lease approximately 703,200 square meters of land in Beijing on which we farm fruit and vegetables and raise swine and poultry. We have a comprehensive and strict supplier qualification system to ensure that their products meet our specifications and standards. We have 23 employees in our products purchasing department. We select our suppliers based on a range of factors, including product quality, price, reliability, reputation, ability to meet our delivery timeline and ability to increase their production capacity along with the increase in our business. We communicate actively with our suppliers to clarify our requirements, conduct onsite inspections and examine every delivery thoroughly when they arrive at our warehouses. Many of our organic products suppliers are inspected and certified by China Organic Food Certification Center, or ECOCERT SA. China Organic Food Certification Center is a professional organization under the Ministry of Agriculture of China responsible for organic food certification and management. ECOCERT SA is an organic certification organization based in Europe and one of the largest organic certification organizations in the world. We have established a supply network that is characterized by on-demand procurement which enables us to enhance our purchasing power and control costs.

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

We require examination of contractors’ materials and supplies, on-site inspection and progress reports during construction. We also require our contractors to comply with relevant PRC laws and regulations. Our project construction management team consists of 21 employees, all of whom are professionally qualified civil engineers or surveyors. In addition, the construction of real estate projects is regularly inspected and supervised by PRC governmental authorities.

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

Direct sales and marketing

As of May 14, 2014, we had a small sales and marketing force consisting of seven people, serving mainly the southern regions of China. Our sales and marketing representatives also perform customer maintenance services.

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

•	Our franchise relationship with Ninetowns Enke began in February 2004. Ninetowns Enke is also our sales agent for after sales maintenance services for our enterprise software. In January 2014, we entered into a new franchise agreement with Ninetowns Enke for our software product, iQs under the iProcess.CIQ series. Our franchise agreement with Ninetowns Enke for iQs expires on December 31, 2014 and does not contain any minimum sales commitment. In January 2014, we also entered into a new franchise agreement with Ninetowns Enke for our software product, iDeclare.CIQ basic package. Our franchise agreement with Ninetowns Enke for iDeclare.CIQ expires on December 31, 2014 and does not contain any minimum sales commitment.

•	Our relationship with Ninetowns Zhi Fang began in 2005. In January 2014, we entered into new franchise agreements with Ninetowns Zhi Fang and its affiliate, Beijing Ninetowns Zhi Fang Software Technology Co., Ltd. Shanghai Branch, or Ninetowns Zhi Fang Shanghai Branch, for our software product, iQs under the iProcess.CIQ series. Our franchise agreements with Ninetowns Zhi Fang and Ninetowns Zhi Fang Shanghai Branch for iQs expire on December 31, 2014 and do not contain any minimum sales commitment. In January 2014, we also entered into new franchise agreements with Ninetowns Zhi Fang and Ninetowns Zhi Fang Shanghai Branch, for our software product, iDeclare.CIQ basic package. Our franchise agreements with Ninetowns Zhi Fang and Ninetowns Zhi Fang Shanghai Branch for iDeclare.CIQ expire on December 31, 2014 and do not contain any minimum sales commitment.

•	Our relationship with Ninetowns Xin He began in 2006. In January 2014, we entered into a new franchise agreement with Ninetowns Xin He for our software product, iQs under the iProcess.CIQ series. Our franchise agreement with Ninetowns Xin He for iQs expires on December 31, 2014 and does not contain any minimum sales commitment. In January 2014, we also entered into a new franchise agreement with Ninetowns Xin He for our software product, iDeclare.CIQ basic package. Our franchise agreement with Ninetowns Xin He for iDeclare.CIQ expires on December 31, 2014 and does not contain any minimum sales commitment.

•	Our relationship with Ninetowns Wang Li began in 2006. In January 2014, we entered into a new franchise agreement with Ninetowns Wang Li for our software product, iQs under the iProcess.CIQ series. Our franchise agreement with Ninetowns Wang Li for iQs expires on December 31, 2014 and does not contain any minimum sales commitment. In January 2014, also we entered into a new franchise agreement with Ninetowns Wang Li for our software product, iDeclare.CIQ basic package. Our franchise agreement with Ninetowns Wang Li for iDeclare.CIQ expires on December 31, 2014 and does not contain any minimum sales commitment.

Our franchisees also provide customer maintenance services to our enterprise software users. We intend to focus on establishing new franchisee arrangements in the future. For 2011, 2012 and 2013, net revenues from the sale of enterprise software and related customer maintenance services generated by our franchisees amounted to approximately RMB47.9 million, RMB49.0 million and RMB48.9 million (US$8.1 million), respectively, representing 78.5%, 82.0% and 86.4% of our total net revenues from the sale of enterprise software and related customer maintenance services in 2011, 2012 and 2013, respectively.

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

In 2013, the customers of our enterprise software and related customer maintenance business included our four franchisees and international trade enterprises that we sell our software to directly. In 2011, 2012 and 2013, our four largest enterprise software customers, which consisted of our franchisees, accounted for approximately 78.5%, 82.0% and 86.4%, respectively, of our net revenues from sales of enterprise software and related customer maintenance services.

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

We and our four franchisees jointly service the users of our enterprise software through three technical support centers operated and maintained by us and 49 technical support centers operated and maintained by our four franchisees. Among the three technical support centers operated and maintained by us, one is located in Beijing and two are located in Guangzhou. The technical support centers operated and maintained by our four franchisees are all located in major import/export cities in China. Each of our technical support centers functions as a call center that responds to calls from customers located in the surrounding areas. As of May 14, 2014, we together with our four franchisees had 95 customer service and technical support personnel, respectively.

Customer service for B2C

We have implemented refund and exchange policies that are specific to each of our product categories. If the product is returned for quality issues, we generally provide a full refund or exchange at a customer’s request. We also have a team of customer service representatives to address customer inquiries, complaints and suggestions by phones or emails. As of May 14, 2014, we had a total of 22 customer service representatives.

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

B2C e-commerce

We believe we are a first mover in offering organic food online and guaranteed fresh delivery services. We have been facing increasing competition in last few years from new entrants. The market for products sold on our websites is intensely competitive. Consumers have many choices online and offline, including global, regional and local retailers. Major competitors of our 82C e-commerce business in Beijing include www.yiquo.com, wwwstbest.com and Tony’s farm. We believe our “Unbroken Cold Chain Logistics” and the guaranteed delivery of fresh produces could give us an advantage in competing with our competitors. We are able to efficiently control product storage and movement at a low cost through the use of our product tracking system, warehouse management system and delivery data management system, all of which are supported by our information technology. We plan to continue our efforts to improve customer services and delivery services and improve sourcing efficiency by working closely with our selected high-quality suppliers and expand our online and offline marketing efforts to increase our brand awareness.

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

As of December 31, 2013, we had 46 registered software copyrights and 22 registered trademarks in China and one registered trademark for our name “Ninetowns” in the United States.

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

Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the statutory general reserve fund, which requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances. The restricted portion of their net assets amounted to approximately RMB555.2 million (US$91.7 million), or 56.8% of our total consolidated net assets as of December 31, 2013.

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

Import/Export license system

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

C. Organizational structure

We conduct substantially all of our business through our PRC subsidiaries and VIE in China. The following diagram illustrates our subsidiaries and VIE, their country of incorporation and the proportion of our ownership of each as of May 14, 2014.

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

We occupy a leased representative office of approximately 10 square meters at Unit 1505, 15/F, Fullerton Centre, 19 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

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

Please refer to “Item 4- Information on the Company – B. Business Overview – Real Estate Development” beginning on page 27 for information regarding our real estate projects.

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

A. Operating Results

Overview

We are a leading provider of online solutions for international trade with our key services in automating import/export e-filings. We achieve this by leveraging our international trade expertise and our insight into the needs and procedures of certain trade-related PRC government agencies. To date, we have focused on providing enterprise software and related customer maintenance services for the completion over the Internet of the customs declaration process in connection with international trade. In order to secure our market position, we assisted in designing and building, and continue to maintain and upgrade, the electronic systems of the PRC Inspections Administration, which enable our enterprise software to process electronic declarations over the Internet. We believe there were approximately 145,100, 146,300 and 148,000 licensees of our enterprise software registered to effect electronic import/export processing with the PRC Inspections Administration as of December 31, 2011, 2012 and 2013, respectively. We also engage in B2C e-commerce through our web portal, www.tootoo.cn, and real estate development in Yizhuang and Huainan, China. Our B2C e-commerce and real estate development businesses have limited operating histories.

We generated total net revenue of approximately RMB75.2 million, RMB90.4 million and RMB107.8 million (US$17.8 million) in 2011, 2012 and 2013, respectively. Our total net revenue in 2013 increased compared to 2012 mainly because of the increase in net revenue from our B2C e-commerce business during 2013. Our net income attributable to the Company in 2011 and 2012 was RMB3.5 million and RMB68.5 million, respectively, and our net loss attributable to the Company in 2013 was RMB13.9 million (US$2.3 million). The net loss attributable to the Company in 2013 was mainly due to the decrease in gains on sales of short-term investments.

We periodically invest our excess cash in exchange-traded equity securities. In addition, from time to time we write call and put options through listed exchanges as part of our investment strategy. Our investment committee approves the investment policy covering the investment parameters to be followed with the primary goals being the safety of principal and maintaining the liquidity of funds. As of December 31, 2013, we held equity securities with a total value of approximately RMB21.5 million (US$3.6 million) which we purchased from China’s A-Share stock market. We also made investments in the U.S. securities markets through investments in equity securities and call and put options. As of December 31, 2013, we have sold all of the equity securities that we purchased in the U.S. securities markets. In 2013, we recognized approximately RMB7.4 million (US$1.2 million) of net gains from these investment activities compared to RMB97.6 million in 2012.

Factors affecting our results of operations and financial condition:

Focus on sales of enterprise software and related customer maintenance services

In 2013, we engaged in four main lines of business: (i) sales of enterprise software and related customer maintenance services, (ii) provision of software development services, (iii) B2C e-commerce and (iv) real estate development. We intend to continue deploying our resources on sales of enterprise software and related customer maintenance services and on our B2C e-commerce and real estate development businesses.

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

Status of the import/export industry in China

Our financial results have been, and we expect will continue to be, affected by the import/export industry in China. The import/export industry in China has been affected by the recent global financial crisis which began in the second half of 2008, as some of the countries to which China exports its products experienced an economic slowdown. International sales improved in 2012 as a result of a gradual recovery of the global economy, but ongoing economic difficulties in various markets limited the growth of such sales in 2013. China’s total import and export volume in 2013 increased by 7.6% compared to 2012 and we believe the number of the import and export transactions consummated was generally the same as in 2012. According to the Report on Chinese Foreign Trade Development released by MOFCOM, the environment for China’s foreign trade development in 2014 both home and abroad may be slightly better than that for 2013, but difficulties and risks still exist. International market demand is weak, industrial competition among countries is intense and trade friction remains severe. On this basis, we believe China’s import and export businesses still face continued challenges in 2014. The operating environment in our core enterprise software segment remains challenging.

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

Although the number of users of our enterprise software has increased significantly since we first launched our iDeclare.CIQ software products in August 2000, the growth in the number of potential users has declined significantly in recent years. The initial increase was partially attributable to the increasing number of PRC international trade enterprises and partially attributable to the increasing demand from such enterprises for more efficient import/export processing methods. The recent decrease was mainly due to the PRC Inspections Administration’s distribution of its free software. We expect an increase in the number of PRC international trade enterprises as the PRC economy continues to expand over time, but such increase may have been slowed significantly since the 2008 global financial crisis. We believe the long term growth of the import/export market will increase demand for our enterprise software and related customer maintenance services and software development services, as international trade enterprises seek an efficient means of completing the declaration process.

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

Description of statements of operations items

As of December 31, 2013, we operated primarily in four business segments: (i) enterprise software and related customer maintenance services, (ii) software development services, (iii) B2C e-commerce and (iv) real estate development.

Total net revenues

Currently, we generate total net revenues primarily from (i) sales of enterprise software and related customer maintenance services, (ii) fees from software development services and (iii) sales of products through our B2C e-commerce portal.

Our total net revenues are gross revenues net of PRC business taxes plus VAT rebates. We receive VAT rebates from the Chinese tax authorities as part of the PRC government’s policy of encouraging software development in the PRC. Our sales of enterprise software products are generally subject to VAT of 17.0%, except that one of our subsidiaries in China is entitled to a 14.0% VAT rebate for certain self-developed software products. We recognize the VAT rebates at the same time we recognize net revenues from sales of enterprise software and VAT rebates are included in our net revenues from sales of enterprise software. In 2013, we recognized RMB0.4 million (US$72,000) in VAT rebates. The fees we charged for software development and customer maintenance services for enterprise software products were generally subject to a 5.0% business tax and a 3.0% VAT prior to September 2012. Since September 1, 2012, our service revenues from software development and customer maintenance services have been subject to VAT of 6.0%.

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

We currently sell our enterprise software and provide related customer maintenance services jointly with our four franchisees. For 2011, 2012 and 2013, net revenues from sales of enterprise software and related customer maintenance services generated by our franchisees amounted to approximately RMB47.9 million, RMB49.0 million and RMB48.9 million (US$8.1 million), respectively, representing 78.5%, 82.0% and 86.4% of our net revenues from the sale of enterprise software and related customer maintenance services in 2011, 2012 and 2013, respectively. Our per-unit license fee for enterprise software products charged to our franchisees is based on our negotiated sales arrangement with the franchisee and is less than the license fee that we receive from direct sales, which is RMB4,500 per-unit. We also sell iDeclare.CIQ products on a pay-per-transaction basis to various users. Our ability to grow our net revenues from sales of enterprise software and related customer maintenance services will depend on (i) the rate of increase in the number of new users of such product, (ii) the number of the export/import transactions consummated by our pay-per-transaction users, (iii) the success of our plans to engage additional franchisees, and (iv) our increased efforts in marketing our customer maintenance services to our users. The distribution of free enterprise software by the PRC Inspections Administration has adversely affected our ability to grow our net revenues from sales of enterprise software and related customer maintenance services.

Notwithstanding that we charge for such maintenance services, we believe our users and potential customers are not accustomed to being charged for services of this type and it is uncertain how many of our users will pay for such maintenance services. In 2013, we renewed customer maintenance service contracts with approximately 18,105 users whose customer maintenance service contracts were due for renewal in 2013, representing approximately 12.4% of our users whose maintenance service agreements were due for renewal in 2013, compared to 20,800 in 2012 representing approximately 14.3% of our users whose customer maintenance service contracts were due for renewal in 2012. We intend to continue to increase our marketing and collection efforts with respect to these customer maintenance service fees.

Software development services

Our net revenues from software development services are derived primarily from contracts related to PRC government agency software development projects, such as our projects with the PRC Inspections Administration. As our belief is consistent with the practice of other software development companies in China engaged in government-related work, we often commence work on software development projects based on verbal commitments from our customers and sign a contract after the commencement of work. Once a contract has been signed, we begin recognizing net revenues from these projects based on the percentage-of-completion method, in which revenue recognition is based on the percentage of actual hours incurred to date for each contract in relation to the estimated total hours to be incurred for each contract at completion. Compared to 2012, fewer contracts with respect to software development services were completed and accepted by customers in 2013.

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

As a result of the above factors, cost of revenues for enterprise software and related customer maintenance services was immaterial in 2011, 2012 and 2013.

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

Operating expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses, research and development expenses and allowance for doubtful accounts. We do not allocate operating expenses to individual lines of business when making decisions about allocation of resources or assessing the performance of our lines of business. We recognize stock-based compensation costs on a straight-line basis over the requisite service period, which is the vesting period.

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

General and administrative expenses

General and administrative expenses consist primarily of personnel expenses, office rental expenses, general office expenses, travel and entertainment expenses and professional fees. We record all general and administrative expenses as they are incurred. In 2013, we incurred lower general and administrative expenses than in 2012 as a result of decreases in salaries and office expenses, fixed assets depreciation expense, amortization of intangible assets, legal and professional fees and share-based compensation expenses relating to share options and restricted shares granted to our directors, executive officers and certain employees in prior years.

Research and development expenses

Research and development expenses consist primarily of research and development personnel expenses. We record research and development expenses as they are incurred. In addition, because technological feasibility for our software products ordinarily occurs right before such products are commercially launched and because costs incurred between technological feasibility and commercial launch are immaterial, such costs are expensed as incurred. We generally expect our research and development expenses to increase as a result of (i) our investment in the research and development of new enterprise platform products, (ii) an increase in the number of research and development personnel, (iii) an expected increase in our potential new business ventures and (iv) our investment in software licenses for development tools to increase the productivity of our overall research and development efforts. Research and development expenses increased in 2013 due to an increase in the total amount of compensation for our research and development personnel as a result of the increase in headcount and average compensation per person.

Allowance for doubtful accounts

In 2011, we entered into certain debt repayment agreements with three of our franchisees pursuant to which approximately RMB22.8 million of accounts receivable were written off. In 2011, we reduced our bad debt provision by RMB6.8 million, which represented payments received in respect of accounts receivables that had previously been included in our bad debts provision. In 2012 and 2013, we recovered an additional RMB3.8 million and RMB4.3 million (US$0.7 million) of accounts receivable that had previously been included in our bad debt provision.

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

Ninetowns Ports and Guangdong Ninetowns were both subject to 15.0% EIT in each of 2011, 2012 and 2013.

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

Beijing Ninetowns Investment, Ronghe Tongshang, Ninetowns Software, Dongguan Software, Beijing Sky, Ronghe Zhihui, Ronghe Dianzi, Huainan Ninetowns and Huainan Huacheng were subject to a 25.0% EIT in 2011, 2012 and 2013.

Huaixiang Modern Agriculture was subject to a 25.0% EIT in 2011 based on a deemed income equal to 4.0% of its annual total income of such year as determined by the tax authority. In 2012 and 2013, Huaixiang Modern Agriculture was subject to a 25.0% EIT based on its total net income.

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

Our sales of enterprise software products is subject to VAT of 17.0%. Pursuant to PRC tax regulations, Ninetowns Ports is entitled to a 14.0% VAT rebate on sales of certain registered self-developed software products. Our net revenues from sales of such enterprise software include VAT rebates in the amount of RMB0.6 million, RMB0.6 million and RMB0.4 million (US$72,000) in 2011, 2012 and 2013, respectively. Except for products harvested from our own farms, which are exempted from VAT, sales of goods and other products on Tootoo.cn are generally subject to VAT at 13.0% and 17.0%.

Upon expiration of these preferential EIT rates and VAT rebates, we plan to consider available options, if any, in accordance with applicable law, that would enable us to qualify for further tax incentives.

Deferred subsidies

During the years ended December 31, 2011 and 2012, Dalian Changzheng received grants of RMB240.2 million and RMB36.0 million (US$5.8 million), respectively, from Dalian government. These grants were initially deferred when received and were to be used for research and development related to certain software and systems development projects approved by the Dalian government. Upon the completion of these projects, the government grant would be recognized as either other income or as an offset to relevant research and development expenses. There were no grants received in 2013. The entire amount of deferred subsidies is included in liabilities held for sale due to the entering into of a share transfer agreement with Aviation Wanyuan to sell the company’s 70% equity interest in Dalian Changzheng on December 30, 2013.

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

Revenue recognition

Currently, our revenues are mainly derived from the following sources: (i) sales of enterprise software and related customer maintenance services; (ii) fees from software development services; and (iii) sales of products through our B2C e-commerce portal.

Revenue from the sale of enterprise software and related customer maintenance services is recognized when there is evidence of an arrangement, the delivery or service has occurred, the fee is fixed or determinable and collectability is probable. As we do not have vendor-specific objective evidence to establish the fair values of the undelivered elements, we recognize revenue from sales of enterprise software and maintenance service on a straight-line basis over the service period which is typically no more than 12 months.

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

We receive rebates of value added tax on sales of software and related maintenance services, or VAT rebate, from the Chinese tax authorities as part of the PRC government’s policy of encouraging software development in the PRC. Our total net revenues are gross revenues net of business tax plus VAT rebates. Pursuant to certain PRC rules relating to value-added tax, Ninetowns Ports is entitled to a rebate of value-added tax paid, at a rate of 14% of the sales value for self-developed software products, excluding revenues from maintenance services and upgrade rights that are sold separately. Our VAT rebates were RMB0.6 million, RMB0.6 million and RMB0.4 million (US$72,000) in 2011, 2012 and 2013, respectively.

Acquired intangible assets

Acquired intangible assets, which consist primarily of customer lists and relationships, completed technology, purchased software for internal use and land use rights, are carried at cost, less accumulated amortization and provision for impairment loss.

Amortization is calculated on a straight-line basis over the expected useful life of the assets of five years, except for land use rights which are amortized over 50 years. Amortization expenses for the years ended December 31, 2011, 2012 and 2013 were RMB3.5 million, RMB0.1 million and RMB0.1 million (US$16,000), respectively.

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

We review investments in available-for-sale securities as of each balance sheet date for other-than-temporary declines in fair value. If we determine that a decline in fair value is other-than-temporary (OTTI), accumulated unrealized loss is accounted for as realized loss and included in earnings. No OTTI losses were recorded during the years ended December 31, 2011, 2012 and 2013.

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

As of December 31, 2013, our total net trade receivables amounted to approximately RMB8.5 million (US$1.4 million), which represented approximately 1.5% of our total current assets. As of December 31, 2013, we had an allowance for doubtful debts of approximately RMB1.3 million (US$0.2 million). As of December 31, 2013, all of our billed receivables were from our customers and franchisees. Since our billed receivables are concentrated in a relatively small number of customers, a significant change in the liquidity or financial position of any one of these customers could have a material adverse impact on the collectability of our billed receivables and our future operating results. If any of our franchisees or any of our other customers fails to pay, or delays payment on, all or part of these receivables, we would be required to make additional allowances for doubtful debts and our profitability and financial position could be affected.

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

Recently issued accounting pronouncements

We review new accounting standards as issued. Although some of the accounting standards issued are effective after the end of our previous fiscal years, and therefore may be applicable to us, we have not identified any standards that we believe will have a significant impact on our consolidated financial statements.

A. Operating results

The following table sets forth the results of our operations expressed as a percentage of our total net revenues for the periods indicated. Our historical operating results are not necessarily indicative of the results for any future period.

	Years ended December 31,
	2011	2012	2013
Total net revenues:
Enterprise software and related customer maintenance services	81.1%	66.2%	52.5%
Software development services	7.9%	8.2%	5.5%
Food sales and services	11.0%	25.6%	42.0%
Cost of revenues:
Enterprise software and related customer maintenance services	—	—	—
Software development services	-3.0%	-2.6%	-2.5%
Food sales and services	-11.2%	-20.3%	-34.8%
Gross profit	85.7%	77.1%	62.7%
Operating expenses:
Selling and marketing	-29.9%	-23.9%	-23.8%
General and administrative	-105.5%	-86.1%	-63.9%
Research and development	-14.7%	-16.5%	-15.4%
Allowance for doubtful accounts	9.1%	4.2%	4.0%
Loss from operations	-55.3%	-45.2%	-36.4%
Interest income	2.6%	6.3%	5.2%
Gain on sales of short-term investments	43.5%	125.7%	6.1%
Change in fair value of marketable options	9.6%	-17.8%	0.8%
Loss on investment under cost method	-4.5%	—	—
Income (loss) from equity method investments	2.2%	-0.9%	-0.4%
Other income	8.0%	8.5%	12.5%
Income (loss) before income tax and non-controlling interests	6.1%	76.6%	-12.2%
Income tax expense	-1.4%	-0.7%	-0.4%
Income (loss) before non-controlling interest	4.7%	75.8%	-12.6%
Net loss (income) attributable to non-controlling interest	0.0%	0.0%	-0.1%
Net income (loss) attributable to the Company	4.7%	75.8%	-12.7%

2013 compared to 2012

Total net revenues

We generated total net revenues of approximately RMB107.8 million (US$17.8 million) in 2013, which represents an increase of 19.3% from RMB90.4 million in 2012. This net revenue increase was principally due to the increased net revenue generated from our B2C e-commerce business in 2013, which increase was partially offset by the decrease in net revenues from other businesses.

Enterprise software and related customer maintenance services

Net revenues from sales of our enterprise software and related customer maintenance services decreased by approximately 5.4% to RMB56.6 million (US$9.3 million) in 2013 from RMB59.8 million in 2012, primarily due to decreased sales of our iDeclare.CIQ software package and the decreased volume of the services we provided to our pay-per-transaction users.

Our revenue from sales of the iDeclare.CIQ software packages and related maintenance services represented more than 99% of our net revenue from sales of enterprise software and related customer maintenance services in each of 2012 and 2013. The revenue we generated from sales of the iQM product and iProcess.ICQ series and related software maintenance services were immaterial in both 2012 and 2013.

We recognized net revenues of RMB3.6 million (US$0.6 million) from sales of our enterprise software in 2013 compared to RMB4.5 million in 2012. We sold 1,801 iDeclare.CIQ software packages in 2013 compared to 1,139 iDeclare.CIQ software packages in 2012.Our net revenue from customer maintenance services, which consists of annual maintenance services revenue and pay-per-transaction filing fees, decreased from RMB55.0 million in 2012 to RMB53.0 million (US$8.8 million) in 2013, representing a 3.6% decrease. We sold 18,105 iDeclare annual maintenance service contracts in 2013 compared to 20,824 iDeclare annual maintenance service contracts sold in 2012. Sales of iDeclare software and annual maintenance service contracts in 2013 were impact by the lower level of import/export transactions as a result of slower overall economic growth in China and adversely affected by the changes to the

Catalogue. In 2013, we renewed annual customer maintenance service contracts with approximately 18,105 users whose customer maintenance service contracts were due for renewal in 2013 compared to 20,800 in 2012. The net revenue from pay-per-transaction filing fees decreased from RMB35.1 million in 2012 to RMB33.2 million (US$5.5 million) in 2013, representing a decrease of 5.4% from 2012 to 2013. 58.7% and 58.7% of our revenue generated from sales of enterprise software and related customer maintenance services were from pay-per-transaction filing fees in 2012 and 2013, respectively.

Software development services

Net revenues from our software development services decreased by 19.7% from RMB7.5 million in 2012 to RMB6.0 million (US$1.0 million) in 2013. Compared to 2012, fewer software development contracts with respect to software development services were entered into, completed and accepted by customers in 2013.

B2C e-commerce

Net revenues from our B2C e-commerce business increased by 95.9% from RMB23.1 million in 2012 to RMB45.3 million (US$7.5 million) in 2013 due to an increase in the volume of orders placed by customers. Our B2C e-commerce business has benefited from growing consumer demand for fresh and healthy foods and household products coupled with consumers’ preference for the speed and convenience that online shopping offers.

Cost of revenues

Enterprise software and related customer maintenance services

Our cost of revenues consists mainly of direct costs associated with the delivery of customer maintenance services, including salaries, employee benefits and overhead costs associated with employees providing the relevant services. Since iDeclare.CIQ is now generally distributed through the Internet, we incurred minimal outsourcing costs to outside contractors and costs associated with packaging and shipping of software. Our franchisees provide most of the software maintenance services to customers and we incurred minimal direct costs associated with the delivery of customer maintenance services. Cost of revenues from enterprise software and related customer maintenance services were insignificant in 2012 and 2013.

Software development services

Cost of revenues from software development services increased to RMB2.7 million (US$0.4 million) in 2013 from RMB2.4 million in 2012 as we incurred more costs for the contracts that were completed and accepted in 2013. As of December 31, 2013, we did not have any capitalized costs related to such projects.

B2C e-commerce

Cost of revenues for our B2C e-commerce business was RMB37.5 million (US$6.2 million) in 2013 compared to RMB18.4 million in 2012 due to the increased volume and selection of products sold through our web portal, www.tootoo.cn.

Gross profit

Gross profit was RMB67.6 million (US$11.2 million) for 2013, compared to RMB69.7 million for 2012.

Gross profit margin

Enterprise software and related customer maintenance services

Gross profit margin for sales of enterprise software and related customer maintenance services was close to 100% in 2011, 2012 and 2013 mainly because iDeclare.CIQ was generally distributed through the Internet and we incurred minimal outsourcing costs to outside contractors and costs associated with packaging and shipping of software. Additionally, our franchisees have been providing most of the software maintenance services to customers on our behalf, so we incurred minimal direct costs associated with the delivery of customer maintenance services.

Software development services

Gross profit margin for software development services decreased to 55.1% in 2013 compared to 68.4% in 2012, mainly because the average costs we incurred for each project were higher in 2013.

B2C e-commerce

Gross profit margin was 17.1% for our B2C e-commerce business in 2013 compared to a gross profit margin of 20.5% in 2012. The slight decrease was primarily due to promotional activities held for increasing sales volume.

Operating expenses

Operating expenses decreased to RMB107.0 million (US$17.7 million) in 2013 from RMB110.6 million in 2012, primarily due to the decreases in fixed assets depreciation expenses, amortization of intangible assets, legal and professional fees and share-based compensation expenses, which was partially offset by increases in advertising and exhibition expenses in B2C e-commerce business in 2013.

Selling and marketing expenses

Selling and marketing expenses increased to RMB25.7 million (US$4.2 million) in 2013 from RMB21.6 million in 2012, primarily due to the increases in advertising and exhibition expenses in our B2C e-commerce business in 2013.

General and administrative expenses

General and administrative expenses decreased by 11.5% to RMB68.9 million (US$11.4 million) in 2013 from RMB77.8 million in 2012, primarily due to decreases in fixed asset depreciation expenses, amortization of intangible assets, legal and professional fees and share-based compensation expenses relating to share options and restricted shares granted to our directors, executive officers and certain employees in prior years, partially offset by increases in salaries and office expenses of our general and administrative department.

Research and development expenses

Research and development expenses increased by 12.0% to RMB16.7 million (US$2.8 million) in 2013 from RMB14.9 million in 2012, primarily due to an increase in the total amount of compensation for our research and development personnel as a result of the increase in headcount and average compensation per person.

Allowance for doubtful accounts

The allowance for doubtful accounts was credited with RMB4.3 million (US$0.7 million) in 2013 compared to RMB3.8 million in 2012 due to collections of accounts receivable that has been previously included in our bad debt provision.

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

Interest income

Interest income decreased slightly to RMB5.6 million (US$0.9 million) in 2013 from RMB5.7 million in 2012, primarily due to a decrease in the investment in short-term financial products.

Gain on sales of short-term investments

Gain on sales of short-term investments decreased to RMB6.5 million (US$1.1 million) in 2013 from RMB113.6 million in 2012 as a result of a decrease in gains on sales of short-term investments in 2013 compared to 2012 and exit from the security market in the United States.

Change in fair value of marketable options

In 2013, we had a gain in the fair value of marketable options was RMB0.9 million (US$0.1 million), compared to a loss of RMB16.1 million in 2012, primarily due to the decrease of the fair market value of the portfolio of marketable options we held in 2013. We held different portfolios of marketable options in 2013 compared to 2012.

Gain (loss) on investments under the cost method

There was no gain or loss realized on investments under the cost method in 2012 and 2013.

Loss from equity method investments

Loss from equity method investments was RMB0.5 million (US$0.07 million) in 2013, compared to a loss of RMB0.9 million in 2012, primarily due to the decreased loss from our investments in Shouchuang Caifu Ninetowns and Shouchuang Caifu Gengyin.

Income taxes

Income tax expense in 2013 decreased to RMB0.4 million (US$0.07 million) from RMB0.7 million in 2012 primarily due to the increase of deferred income tax assets as a result of timing differences between the accounting and tax treatment of deferred service revenues.

Income (loss) before non-controlling interest

Loss from before non-controlling interest in 2013 was RMB13.8 million (US$2.3 million) compared to an income of RMB68.6 million in 2012, as a result of the cumulative effect of the factors described above.

Net income (loss) attributable to the Company

We recognized net loss attributable to the Company of RMB13.9 million (US$2.3 million ) in 2013 compared to net income attributable to the Company of RMB68.5 million in 2012, as a result of the cumulative effect of the factors described above.

2012 compared to 2011

Total net revenues

We generated total net revenues of approximately RMB90.4 million in 2012, which represents an increase of 20.2% from RMB75.2 million in 2011. This net revenue increase was principally due to the increased net revenue generated from our B2C e-commerce business in 2012, which increase was partially offset by the decrease in net revenues from other businesses.

Enterprise software and related customer maintenance services

Net revenues from sales of our enterprise software and related customer maintenance services decreased by approximately 2.0% to RMB59.8 million in 2012 from RMB61.0 million in 2011, primarily due to decreased sales of our iDeclare.CIQ software package and the decreased volume of the services we provided to our pay-per-transaction users.

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

We recognized net revenues of RMB4.8 million from sales of our enterprise software in 2012 compared to RMB5.0 million in 2011. We sold 1,139 iDeclare.CIQ software packages in 2012 compared to 1,641 iDeclare.CIQ software packages in 2011. In 2012, sales of iDeclare software packages were impacted by the lower level of import/export transactions as a result of slower overall economic growth in China.

Our net revenue from customer maintenance services, which consists of annual maintenance services revenue and pay-per-transaction filing fees, decreased from RMB56.0 million in 2011 to RMB55.0 million in 2012, representing a 1.8% decrease. We sold 20,824 iDeclare annual maintenance service contracts in 2012 compared to 18,734 iDeclare annual maintenance service contracts sold in 2011. Sales of iDeclare annual maintenance service contracts increased year-over-year in 2012 in light of the large base of customers who required maintenance services. In 2012, we renewed annual customer maintenance service contracts with approximately 20,800 users whose customer maintenance service contracts were due for renewal in 2012 compared to 18,700 in 2011. The net revenue from pay-per-transaction filing fees decreased from RMB38.8 million in 2011 to RMB35.1 million in 2012, representing a decrease of 9.6% from 2011 to 2012. 63.6% and 58.7% of our revenue generated from sales of enterprise software and related customer maintenance services were from pay-per-transaction filing fees in 2011 and 2012, respectively.

Software development services

Net revenues from our software development services increased by 25.5% from RMB6.0 million in 2011 to RMB7.5 million in 2012. Compared to 2011, more software development contracts with respect to software development services were entered into, completed and accepted by customers in 2012.

B2C e-commerce

Net revenues from our B2C e-commerce business increased by 181.7% from RMB8.2 million in 2011 to RMB23.1 million in 2012 due to an increase in the volume of orders placed by customers. Our B2C e-commerce business has benefited from growing consumer demand for fresh and healthy foods and household products coupled with consumers’ preference for the speed and convenience that online shopping offers.

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

Software development services

Cost of revenues from software development services increased to RMB2.4 million in 2012 from RMB2.3 million in 2011 because more software development projects were completed and accepted in 2012. As of December 31, 2012, we did not have any capitalized costs related to such projects.

B2C e-commerce

Cost of revenues for our B2C e-commerce business was RMB18.4 million in 2012 compared to RMB8.5 million in 2011 due to the increased volume and selection of products sold through our web portal, www.tootoo.cn.

Gross profit

Gross profit was RMB69.7 million for 2012, compared to RMB64.5 million for 2011.

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

Operating expenses

Operating expenses increased to RMB110.6 million in 2012 from RMB106.0 million in 2011, primarily due to the increase in employee salaries and bonuses, which was partially offset by collections that reduced our allowance for doubtful accounts.

Selling and marketing expenses

Selling and marketing expenses decreased to RMB21.6 million in 2012 from RMB22.5 million in 2011, primarily due to the decrease in office expenses and travelling and transportation expenses, which decrease was partially offset by an increase in advertising and exhibition expenses for our B2C e-commerce business in 2012.

General and administrative expenses

General and administrative expenses decreased by 1.9% to RMB77.8 million in 2012 from RMB79.4 million in 2011, primarily due to decreases in fixed asset depreciation expenses, amortization of intangible assets, legal and professional fees and share-based compensation expenses relating to share options and restricted shares granted to our directors, executive officers and certain employees in prior years, which decreases were partially offset by increases in salaries and office expenses.

Research and development expenses

Research and development expenses increased by 34.7% to RMB14.9 million in 2012 from RMB11.0 million in 2011, primarily due to an increase in the total amount of compensation for our research and development personnel as a result of the increase in headcount and average compensation per person.

Allowance for doubtful accounts

The allowance for doubtful accounts was credited with RMB3.8 million in 2012 compared to RMB6.8 million in 2011 due to collections of accounts receivable that has been previously included in our bad debt provision.

In June 2011, we entered into certain debt repayment agreements, or the Debt Repayment Agreements, with three of our franchisees, Ninetowns Zhi Fang, Ninetowns Xin He and Ninetowns Wang Li, pursuant to which:

•	We waived certain due and unpaid receivables from Ninetowns Zhi Fang in the amount of RMB8.8 million Ninetowns Zhi Fang agreed to pay off certain other due and unpaid receivables in the amount of RMB3.4 million to us by December 31, 2012, with 50% of such amount due by December 31, 2011 and the remaining 50% due by December 31, 2012.

•	We waived certain due and unpaid receivables from Ninetowns Xin He in the amount of RMB6.5 million. Ninetowns Xin He agreed to pay off certain other outstanding due and unpaid receivables in the amount of RMB3.6 million to us by December 31, 2012, with 50% of such amount due by December 31, 2011 and the remaining 50% due by December 31, 2012.

•	We waived certain due and unpaid receivables from Ninetowns Wang Li in the amount of RMB7.6 million. Ninetowns Wang Li agreed to pay off certain other outstanding due and unpaid receivables in the amount of RMB2.5 million to us by December 31, 2012, with 50% of such amount due by December 31, 2011 and the remaining 50% due by December 31, 2012.

All the receivables under the Debt Repayment Agreements have been fully collected.

Interest income

Interest income increased to RMB5.7 million in 2012 from RMB1.9 million in 2011, primarily due to an increase in the investment in short-term financial products.

Gain on sales of short-term investments

Gain on sales of short-term investments increased to RMB113.6 million in 2012 from RMB32.7 million in 2011 as a result of the improved performance of our investments in securities in 2012 compared to 2011.

Change in fair value of marketable options

In 2012, the loss in the fair value of marketable options was RMB16.1 million, compared to a gain of RMB7.3 million in 2011, which is primarily due to the decrease of the fair market value of the portfolio of marketable options we held in 2012. We held different portfolios of marketable options in 2011 compared to 2012.

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

Income (loss) from equity method investments

Loss from equity method investments was RMB0.9 million in 2012 primarily due to the accumulated loss from our investments in Shouchuang Caifu Ninetowns, Shouchuang Caifu Gengyin and Ninetowns Real Estate. Income from equity method investments was RMB1.6 million in 2011, which resulted from the inclusion of net income of Huainan Huacheng and Huainan Suitable Estate.

Income taxes

Income tax expense in 2012 decreased to RMB0.7 million from RMB1.0 million in 2011 primarily due to deferred tax benefits resulting from timing differences between the accounting and tax treatment of deferred service revenues.

Income before non-controlling interest

Income before non-controlling interest in 2012 was RMB68.5 million compared to RMB3.5 million in 2011, as a result of the cumulative effect of the factors described above.

Net income attributable to the Company

We recognized net income attributable to the Company of RMB68.5 million in 2012 compared to net income attributable to the Company of RMB3.5 million in 2011, as a result of the cumulative effect of the factors described above.

B. Liquidity and capital resources

Our primary sources of liquidity are from our cash account. We had no outstanding debt as of December 31, 2013. The following table sets forth the summary of our cash flows for the periods indicated:

	For the years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
		(in millions)
Net cash used in operating activities	(63.0)	(24.8)	(5.5)
Net cash (used in) provided by investing activities	(224.8)	18.1	267.3
Net cash provided by (used in) financing activities	49.5	—	—
Effect of exchange rate changes	(5.0)	(0.7)	(8.3)
Cash held for sale	—	—	(87.2)
Net (decrease) increase in cash and cash equivalents	(243.3)	(7.4)	166.3
Cash and cash equivalents, beginning of year	500.6	257.3	249.9
Cash and cash equivalents, end of year	257.3	249.9	416.2

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

Cash flow from operating activities

Cash used in operating activities was RMB5.5 million (US$0.9 million) in 2013 primarily attributable to payments associated with the construction of our real estate projects. Cash used in operating activities was RMB24.8 million in 2012 and cash used in operating activities was RMB63.0 million in 2011.

Cash flow from investing activities

Cash provided by investing activities was RMB267.3 million (US$44.2 million) in 2013 mainly consisting of proceeds from sales of available-for-sale securities of RMB628.9 million (US$103.9 million) which was partially offset by purchases of available-for-sale securities of RMB325.1 million (US$53.7 million).

Cash provided by investing activities was RMB18.1 million in 2012 mainly consisting of proceeds from sales of trading securities and available-for-sale securities of RMB706.3 million and sales of options of RMB98.5 million which were partially offset by purchases of available-for-sale securities of RMB767.6 million and payment for equity investments of RMB26.8 million.

Cash used in investing activities was RMB224.5 million in 2011 mainly consisting of investments in our real estate development business through investments in our equity method investees and purchase of available-for-sale securities. Please refer to note 10 “Investment under Equity Method” to the financial statements attached to this annual report for more information regarding our investment under equity method.

Cash flow from financing activities

Cash flow from financing activities was nil in 2013 and not significant in 2012. Cash flows from financing activities of RMB49.5 million in 2011 was attributable to the cash contribution of RMB49.5 million to Dalian Changzheng by its non-controlling shareholder, Aviation Wanyuan.

Capital resources

To better manage our assets for long-term growth, we periodically invest our excess cash in exchange-traded equity securities. In addition, from time to time we write call and put options through listed exchange as part of our investment strategy. Our investment committee approves the investment policy covering the investment parameters to be followed with the primary goals being the safety of principal and maintaining the liquidity of funds. Short-term investments are comprised of marketable equity securities, which are classified as trading and available-for-sale. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with realized gains and losses recognized in earnings. Short-term investments classified as available for sale are stated at fair values. Unrealized gains or losses on available-for-sale securities from the changes in fair value are recorded in equity as other comprehensive income (loss). Realized gains or losses, based upon the specific identification method, on the disposal of available-for-sale securities are recorded in the consolidated statement of operations. Liabilities for certain call options and put option were nil at December 31, 2013.

Our primary source of liquidity is cash flow from investing activities. Our cash and cash equivalents primarily consist of cash on hand and bank deposits. As of December 31, 2013, we had RMB416.2 million (US$68.7 million) in cash and cash equivalents. In addition, as of December 31, 2013, we had invested RMB5.4 million (US$0.9 million) in term deposits, which are payable at varying maturities from six months to one year.

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

Regulations in the PRC currently permit payment of dividends of a PRC company, such as our PRC subsidiaries, only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount reaches 50% of its registered capital. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and Ronghe Tongshang are restricted in their ability to transfer net assets to us in terms of cash dividends, loans or advances. Such restrictions amounted to approximately RMB553.7 million, RMB554.6 million and RMB555.2 million (US$89.0 million) as of December 31, 2011, 2012 and 2013, respectively. These reserves are not distributable as cash dividends, or as loans or advances. Ronghe Tongshang may also allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to us. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

As of December 31, 2013, we had 165 employees dedicated to research and development, of whom 20 have master’s degrees and one has a Ph.D. degree in software development related fields. 21 of our R&D employees concentrate their efforts on the research and development of our B2C e-commerce business. Most of our research and development efforts are located in our principal executive offices in Beijing.

Our expenses for research and development activities totaled RMB11.0 million in 2011, RMB14.9 million in 2012 and RMB16.7 million (US$2.8 million) in 2013.

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

D. Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2013 to December 31, 2013 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular disclosure of contractual obligations

We have entered into leasing arrangements relating to our office premises, technical support centers and farm for self-grown products for our B2C e-commerce business. Our contractual obligations regarding these lease arrangements generally consist of rental payments and other charges that are due and payable on a monthly basis during the term of the relevant lease. In general, our lessors have the right to terminate the lease agreements and repossess the leased premises if we fail to make the prescribed payments for two consecutive months, or the expiration of a reasonable period after service of notice for non-payment of rent by the lessors. The following sets forth our commitments under these leases as of December 31, 2013:

(in thousands)
Less than one year	RMB 2,499
1-3 years	1,084
3-5 years	1,077
More than 5 years	2,141

Total	RMB 6,801

As of December 31, 2013, we had unrecognized tax liabilities amounting to RMB6.0 million (US$1.0 million). Since there is a high degree of uncertainty regarding the timing of future cash outflows, we are unable to make reasonable estimates regarding the timing of settlement with the respective tax authority.

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

Item 6. Directors, Senior Management and Employees.

A. Directors and senior management

The following table sets forth the name, age and position of our directors and executive officers as of the date of this annual report:

Name	Age	Position
Shuang Wang	51	Director and Chief Executive Officer
Kin Fai Ng	69	Director, Senior Vice President and Company Secretary
Dachun Zhang	69	Director
Fushan Chen	75	Director
Mark Ming Hsun Lee	42	Director
Martin Cheung	45	Director
Xiaoguang Ren	50	President
Tommy Siu Lun Fork	51	Chief Financial Officer
Min Dong	50	Senior Vice President, Legal Affairs, Administration and Human Resources
Bolin Wu	48	Chief Technology Officer
Zhonghai Xu	45	General Manager for Research and Development

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

Dachun Zhang has served as a director since October 2003. From 2002 to 2003, Mr. Zhang served as an executive director of Yew Sang Hong Holdings Limited, an electrical engineering contractor. Mr. Zhang was the vice president of COSCO Group Limited, a shipping company, the executive deputy chairman and president of COSCO (Hong Kong) Group Limited, chairman of COSCO (Hong Kong) Shipping Company Limited from 1996 to 1999. Mr. Zhang served as an executive director and the president of China Merchants Group Limited, a conglomerate based in China that is engaged in the transportation and harbor operation businesses, from 1998 to 1999 and the chairman of the board of directors of China Merchants Holdings International Company Limited from 1998 to 2000. From 1999 to 2001, Mr. Zhang served as the chairman of the board of directors of China Chengxin Securities Rating Co., Ltd., a company engaged in the credit rating business in China. Mr. Zhang is also an independent, non-executive director of Rey Resources Limited, a company listed on the Australian Securities Exchange. Mr. Zhang holds a bachelor’s degree in language and literature from Poznan University in Poland, a master’s degree in shipping from the University of Wales in the United Kingdom and the qualification certificate of a senior economist in shipping management conferred by the Ministry of Communications of the PRC.

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

Mark Ming Hsun Lee has served as a director since October 2004. Since June 2006, Mr. Lee was the founder, the chief executive officer, president and a director of Splashtop Inc. (formerly called DeviceVM Inc.), a company engaged in the software business. Mr. Lee was the founder, chief executive officer, president and a director of OSA Technologies, Inc., a company engaged in the software business, and served in such positions from April 2000 to April 2004. From April 2004 to June 2006, Mr. Lee served as the senior vice president of Avocent Corp., a provider of computer keyboard, video and mouse switching and network connectivity solutions, since it acquired OSA Technologies, Inc. in April 2004. From the summer of 1991 to April 2000, Mr. Lee served in various positions, including enterprise platform marketing manager, senior information technology architect and engineer, design engineer for Intel Corporation. Mr. Lee is also a director of The Linux Foundation and a director of Monte Jade Science and Technology (West Coast).

Mr. Lee holds a bachelor’s degree in electrical engineering and a master’s degree in electrical engineering and computer science from Massachusetts Institute of Technology. Mr. Lee also holds a master’s degree in business administration from Arizona State University.

Martin Cheung has served as a director since June 2008. Mr. Cheung currently works as the Chief Financial Officer of China Zenix Auto International Ltd., a company listed on the New York Stock Exchange (NYSE:ZX). Mr Cheung also serves as an Independent Non-Executive Director of Boyaa Interactive International Ltd., a company listed on the Hong Kong Stock Exchange (00434.HK). Mr. Cheung is a member of the American Institute of Certified Public Accountants and is a Certified Public Accountant of Australia. Mr. Cheung obtained a bachelor’s degree in Social Sciences from the University of Hong Kong in 1991, a master’s of Science degree in Accounting from Curtin University of Technology, in Perth, Australia in 1997 and a master’s of Science degree in Finance (Investment Management) from the Hong Kong University of Science and Technology in 2001. Xiaoguang Ren has served as our President since January 2004. From 1995 to December 2003, Mr. Ren served in various positions with our company, including vice president and senior vice president for sales and marketing. Mr. Ren has also been a director of Ixworth and Jitter Bug since February 2000. From 1988 to 1995, Mr. Ren served as the general manager of Beijing University Fangyuen Life Science Co., Ltd. and Tsingtao Minyi High Technology Co., Ltd, both companies engaged in the software development business. Mr. Ren is also a director of iTowNet, New Take, Beijing New Take, Ninetowns Times and Ninetowns Ports, a director and general manager of Ninetowns Internet and the sole supervisor of Shanghai New Take. Mr. Ren holds a bachelor’s degree in mathematics from Heilongjiang University and a master’s degree in computer science from the Computing Technologies Research Institute of the Chinese Academy of Sciences. Mr. Ren received an executive master of business administration degree from Peking University in January 2010.

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

Bolin Wu has served as our Chief Technology Officer since 1997 and General Manager, Research and Development, from 1997 to 2010. Prior to joining our company in 1997, Mr. Wu was in charge of the software engineering department of Tsingtao Minyi High Technology Co., Ltd., a company engaged in the software development business, from 1995 to 1997 and served as an assistant professor at Shandong Textile Polytechnic Institute and the Automation Faculty of Qingdao University from 1992 to 1995. Mr. Wu currently serves as the sole member of the supervisory board of iTowNet. He is also the chairman of the board of directors of Huaixiang Modern Agriculture. Mr. Wu holds a bachelor’s degree in application electronics from Hangzhou University of Commerce and a master’s degree in automation and computer science from Shanghai Jiaotong University.

Zhonghai Xu has served as our General Manager for Research and Development since 2010. Prior to joining our Company in 2010, Mr. Xu served as general manager at eGrid Technology Ltd., a software company providing business integration solutions and related products to corporations and government since 2002. Mr. Xu holds a bachelor’s degree in electrical engineering from Changchun University of Science and Technology and a master’s degree in image processing from Changchun Institute of Optics, Fine Mechanics and Physics.

The business address of each of our directors and executive officers is our principal executive office at 22/F, Building No.1, Capital A Partners, No. 20 Gongti East Road, Chaoyang District Beijing 100020, The People’s Republic of China.

B. Compensation

As of December 31, 2013, we do not have any outstanding loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. For 2013, the aggregate amount of compensation paid by us to all of our directors and executive officers was approximately RMB6.1 million (US$1.0 million).

Our PRC subsidiary as well as our consolidated entity and its subsidiaries are required by law to make contributions based on each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. The aggregate amount of such contributions we made with respect to our directors and executive officers for the year ended December 31, 2013 was RMB0.3 million (US$56,000). We have no service contracts with any of our directors providing for benefits upon termination of employment.

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

2003 Plan

Our board of directors adopted the 2003 Plan in November 2003. We granted share options relating to 2,574,400 ordinary shares under the 2003 Plan, which was the maximum number of share options allowed to be outstanding under the 2003 Plan. A general description of the terms of the 2003 Plan is set forth below.

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

Termination of 2003 Plan. The 2003 Plan and all unexercised options granted thereunder lapsed in accordance with its terms in November 2013.

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

The following table summarizes the options granted under our Amended and Restated 2004 Plan to our directors and executive officers as of May 14, 2014.

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

The following table summarizes, as of May 14, 2014, shares granted under our Amended and Restated 2004 Plan to our directors and executive officers.

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

The following table summarizes, as of May 14, 2014, shares granted under our 2006 Plan to our directors and executive officers.

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

D. Employees

As of December 31, 2013, we had 698 full-time employees of which 14 were in management, 21 were in finance, 20 were in administration and human resources, 181 were in enterprise software and related customer maintenance services and software development service department, 359 were in the B2C e-commerce department and 103 were in the real estate development department. All of our employees are in mainland China except two who are stationed in Hong Kong. We had 509 and 584 full-time employees as of December 31, 2011 and 2012, respectively.

Our employees located in China other than Hong Kong are covered by the retirement schemes defined by PRC local practice and regulations, which are essentially defined contribution schemes. Certain of our employees who are located in Hong Kong have joined the Mandatory Provident Fund Scheme which is also a defined contribution scheme. The amounts we paid to these defined contribution schemes were RMB3.4 million, RMB5.4 million and RMB5.7 million (US$0.9 million) for 2011, 2012 and 2013, respectively. In addition, we are required by law to contribute approximately 10% in Beijing and 8% in Guangzhou of the average salaries of all employees for mandatory medical benefits and approximately 1% in Beijing and 2% in Guangzhou of the salaries of some employees for unemployment benefits. The PRC government is directly responsible for the payments of the benefits to these employees. The amounts contributed amounted to RMB2.1 million, RMB3.4 million and RMB3.5 million (US$0.6 million) for 2011, 2012 and 2013, respectively.

Our future success will depend, in part, on our ability to continue to attract, retain and motivate highly qualified technical and management personnel, for whom competition is intense. Our employees are not covered by any collective bargaining agreement and we have never experienced a work stoppage. We believe we enjoy good relations with our employees

E. Share ownership

The following table sets forth information known to us with respect to the beneficial ownership of our ordinary shares as of May 15, 2014, taking into account the number of ordinary shares underlying our outstanding options, by each person who is known to us to be the beneficial owner of more than 5.0% of our ordinary shares; each of our directors; each of our named executive officers; and all of our executive officers and directors as a group.

	Ordinary Shares Beneficially Owned
Name	Number(1)	Percent(2)
Directors and executive officers(3)
Shuang Wang(4)	6,829,691	17.6%
Min Dong(5)	6,829,691	17.6%
Xiaoguang Ren(6)	2,257,462	5.9%
Kin Fai Ng(7)	807,411	2.1%
Bolin Wu(8)	1,176,908	3.1%
Zhonghai Xu(9)	769,912	2.0%
Tommy Siu Lun Fork(10)	698,679	1.8%
Mark Ming Hsun Lee(11)	*	* %
Dachun Zhang(12)	*	* %
Fushan Chen(13)	*	* %
Martin Cheung(14)	*	* %
All directors and executive officers as a group (11 persons)	12,771,814	31.8%
5% and above shareholders
Yong Ping Duan(15)	7,072,327	18.5%
Technology Pioneer Corp. (16)	3,070,028	8.0%
Value Chain International Limited(17)	2,002,312	5.2%

*	Less than 1%
(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes those securities for which voting or investment power with respect to the securities is held.
(2)	The number of ordinary shares outstanding used in calculating the percentage for each listed person includes the ordinary shares underlying options held by such persons and exercisable within 60 days of May 15, 2014. Percentage of beneficial ownership is based on 38,203,525 ordinary shares, the total outstanding shares as of May 15, 2014, which excludes (i) shares represented by ADSs held by the ADS depositary for the Company which are reserved for issuance upon exercise of options and vesting of restricted shares under the Plans and (ii) shares represented by ADSs held by the ADS depositary for the Company which were repurchased by the Company under the Company’s share repurchase plan. No stock options were exercised in 2013. 192,478 previously unvested restricted shares became vested in 2013.
(3)	The address of our current directors and executive officers is c/o Ninetowns Internet Technology Group Company Limited, 22/F, Building No. 1, Capital A Partners, No. 20 Gongti East Road, Chaoyang District Beijing 100020, PRC.
(4)	Includes (i) 4,006,215 ordinary shares held by Mr. Wang, (ii) 2,002,312 ordinary shares held by Mr. Wang through his ownership of Value Chain, (iii) 71,000 American depositary shares received by Mr. Wang as a result of the vesting of previously unvested shares, (iv) 420,893 ordinary shares underlying share options held by Mr. Wang which are currently exercisable or exercisable within 60 days of May 15, 2014, (v) 70,592 ordinary shares held by Ms. Dong, (vi) 61,000 American depositary shares received by Ms. Dong as a result of the vesting of previously unvested shares, and (vii) 197,679 ordinary shares underlying share options held by Ms. Dong which are currently exercisable or exercisable within 60 days of May 15, 2014.

(5)	Includes (i) 70,592 ordinary shares held by Ms. Dong, (ii) 197,679 ordinary shares underlying share options held by Ms. Dong which are currently exercisable or exercisable within 60 days of May 15, 2014, (iii) 61,000 American depositary shares received by Ms. Dong as a result of the vesting of previously unvested shares, (iv) 2,002,312 ordinary shares held by Ms. Dong through her ownership of Value Chain, (v) 4,006,215 ordinary shares held by Mr. Wang, (vi) 71,000 American depositary shares received by Mr. Wang as a result of the vesting of previously unvested shares, and (vii) 420,893 ordinary shares underlying share options held by Mr. Wang which are currently exercisable or exercisable within 60 days of May 15, 2014.
(6)	Includes (i) 440,000 ordinary shares held by Mr. Ren, (ii) 1,485,808 American depositary shares received by Mr. Ren as a result of the vesting of previously unvested shares, and (iii) 331,654 ordinary shares underlying share options held by Mr. Ren which are currently exercisable or exercisable within 60 days of May 15, 2014.
(7)	Includes (i) 41,000 American depositary shares received by Mr. Ng as a result of the vesting of previously unvested shares, (ii) 634,411 ordinary shares beneficially held by Mr. Ng through his ownership of Oriental Plan Developments Limited, or Oriental Plan, and (iii) 132,000 ordinary shares underlying share options held by Mr. Ng which are currently exercisable or exercisable within 60 days of May 15, 2014.
(8)	Includes (i) 330,000 ordinary shares held by Mr. Wu, (ii) 481,621 American depositary shares received by Mr. Wu as a result of the vesting of previously unvested shares, and (iii) 365,287 ordinary shares underlying share options held by Mr. Wu which are currently exercisable or exercisable within 60 days of May 15, 2014.
(9)	Includes 769,912 American depositary shares received by Mr. Xu as a result of the vesting of previously unvested shares.
(10)	Includes (i) 330,000 ordinary shares held by Mr. Fork, (ii) 61,000 American depositary shares received by Mr. Fork as a result of the vesting of previously unvested shares, and (iii) 307,679 ordinary shares underlying share options held by Mr. Fork which are currently exercisable or exercisable within 60 days of May 15, 2014.
(11)	Represents 67,179 ordinary shares underlying share options held by Mr. Lee which are currently exercisable or exercisable within 60 days of May 15, 2014.
(12)	Represents 52,286 ordinary shares underlying share options held by Mr. Zhang which are currently exercisable or exercisable within 60 days of May 15, 2014.
(13)	Represents 52,286 ordinary shares underlying share options held by Mr. Chen which are currently exercisable or exercisable within 60 days of May 15, 2014.
(14)	Represents 60,000 ordinary shares underlying share options held by Mr. Cheung which are currently exercisable or exercisable within 60 days of May 15, 2014.
(15)	Includes 5,072,308 ordinary shares held directly by Mr. Duan and 2,000,019 ordinary shares beneficially held by Mr. Duan through his position as the president of Enlight Foundation, or Enlight, a non-profit family foundation under the laws of California. Enlight is a California corporation that is owned by Mr. Duan. The address of Enlight is c/o SY. Lee & Chen, 362 W. Garvey Ave., Monterey Park, CA 91754.
(16)	Technology Pioneer is a British Virgin Islands company that is 100.0% owned by Mr. Lei Ding. The address of Technology Pioneer Corp. is No. 16 Ke Yun Road, Zhong Shan Avenue, Guangzhou, The People’s Republic of China, 510655.
(17)	Value Chain is a British Virgin Islands company that is 50.0% owned by Mr. Wang, who is our Chief Executive Officer and one of our directors, and 50.0% owned by Ms. Dong, who is one of our executive officers and the spouse of Mr. Wang. The address of Value Chain is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

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

Related parties transactions with minority-owned subsidiaries

As of December 31, 2013, the amount due from related parties of RMB1.2 million (US$0.2 million), mainly consisted of RMB1.2 million (US$0.2 million) of social insurance paid by Beijing Ninetowns Ports for Beijing Shouchuang Huaxia Ninetowns Real Estate and RMB10,000 (US$2,000) of advances from Beijing Sky to Beijing Shouchuang Huaxia Ninetowns Real Estate.

As of December 31, 2013, RMB2.7 million (US$0.4 million) of real estate safety security fee was paid by Dalian Changzheng on behalf of Beijing Aviation Wanyuan Construction Company Limited. The amount is classified to assets held for sale.

As of December 31, 2013, the amount due to related party of RMB0.4 million (US$67,000) represents staff salaries that was paid by Aviation Wanyuan on behalf of Dalian Changzheng. The amount is classified to liabilities held for sale.

As of December 31, 2013, advances from customers included RMB2.8 million (US$0.5 million) of advances from Aviation Wanyuan to Beijing Sky for food sales. All advances are non-interest bearing and due on demand.

During the years ended December 31, 2012 and 2013, Beijing Sky recorded RMB0.5 million and RMB2.9 million (US$0.5 million) of revenues from food sales to Aviation Wanyuan.

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

Legal proceedings

On March 6, 2013, Manere Development Limited, an independent third party, filed a complaint in the Huainan Intermediate People’s Court against Mr. Shuang Wang and our subsidiaries Beijing Ninetowns Ports, Huainan Ninetowns Suitable Estate and Huainan Huacheng.

The plaintiff alleged breach of a contract entered into in November 2010 by and between the plaintiff and Ninetowns Land Group Limited, our wholly owned subsidiary. This contract was entered into in connection with a proposed investment in a real estate project in Huainan, Anhui province, in which we and the plaintiff expected to hold 75% and 25% of the equity interest, respectively.

The plaintiff sought the transfer of a 25% equity interest in Huainan Huacheng to the plaintiff and payment of a commission of RMB46.0 million alleged to be due pursuant to the November 2010 contract as a result of our acquisitions of the land use rights for our Huainan Project. These proceedings were withdrawn by the plaintiff in April 2013 but the plaintiff commenced new proceedings in May 2013 for the same claim. The court dismissed these proceedings on the basis that the plaintiff did not have standing to make the claim.

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

Item 9. The Offering and Listing.

A. Offering and listing details

On December 3, 2004, we listed our ADSs, each representing one ordinary share, on the Nasdaq Global Market under the symbol “NINE.”

The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for the periods shown.

	Sales Price
	High		Low
Annual highs and lows
2009	US$	2.20	US$	0.86
2010	US$	1.90	US$	1.30
2011	US$	1.55	US$	1.15
2012	US$	1.79	US$	1.02
2013	US$	1.81	US$	1.29
Quarterly highs and lows
First Quarter 2012	US$	1.40	US$	1.22
Second Quarter 2012	US$	1.39	US$	1.02
Third Quarter 2012	US$	1.16	US$	1.05
Fourth Quarter 2012	US$	1.79	US$	1.08
First Quarter 2013	US$	1.78	US$	1.17
Second Quarter 2013	US$	1.72	US$	1.30
Third Quarter 2013	US$	1.90	US$	1.51
Fourth Quarter 2013	US$	1.81	US$	1.65
Monthly highs and lows
December 2013	US$	1.78	US$	1.68
January 2014	US$	2.74	US$	1.65
February 2014	US$	1.77	US$	1.70
March 2014	US$	1.79	US$	1.70
April 2014	US$	1.75	US$	1.67
May 2014 (for the period to and including May 14, 2014)	US$	1.75	US$	1.70

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

Hong Kong taxation

New Take and Shielder, our wholly owned subsidiaries, are not subject to Hong Kong profits tax on foreign-sourced dividends and capital gains. As an entity incorporated in Hong Kong, each of New Take and Shielder was subject to 16.5% income tax for the year ended December 31, 2013 on its taxable income generated from operations in Hong Kong. Payment of dividends is not subject to withholding tax in Hong Kong.

PRC enterprise income tax

On March 16, 2007, the National People’s Congress adopted the New Income Tax Law, which went into effect on January 1, 2008. The New Income Tax Law imposes a unified income tax rate of 25.0% for domestic and foreign enterprises.

The New and High Technology Enterprise status allows qualifying enterprises to be eligible for a preferential 15.0% tax rate for three years. At the conclusion of the three year period, the qualifying enterprise has the option to renew its New and High Technology Enterprise status for an additional three years if such enterprise’s business operations continue to qualify for New and High Technology Enterprise status. At the conclusion of the renewed period, the enterprise would have to go through a new application process to renew its New and High Technology Enterprise status. As of December 2013, we maintained certifications of New and High Technology Enterprise status for Ninetowns Ports and Guangdong Ninetowns, which qualify them for the preferential 15.0% tax rate for tax year of 2013.

Please refer to “Item 5. Operating and Financial Review and Prospects – Description of statements of operations items” on page 50 for more information regarding applicable taxations to our company.

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

Passive foreign investment company

It is likely that we will be classified as a PFIC for 2013. Special U.S. federal income tax rules apply to U.S. holders of shares of a foreign corporation that is classified as a PFIC for U.S. federal income tax purposes. The determination of our PFIC status principally depends upon the composition of our assets, including goodwill, and the amount and nature of our income from time to time. The amount of goodwill will depend in part on the market value of our ADSs or ordinary shares, which may be especially volatile in a technology related enterprise. We have limited control over these variables and accordingly there can be no assurance that we will not be considered a PFIC for any taxable year. To the extent we do have control over these variables, we may take steps to reduce the material and adverse effect PFIC classification may have on our business, financial condition and results of operations.

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

We note that if we are considered a PFIC for any taxable year, we will continue to be treated as a PFIC in for any subsequent taxable year with respect to any United States investors who held stock in such PFIC year, even if we no longer meet the definitional test of a PFIC. As a result of our substantial cash position and the decline in the value of our stock, we believe that we may have become a PFIC during the 2006 taxable year and continued PFIC status in the subsequent years including the 2013 taxable year, under a literal application of the asset test that looks solely to market value. As a result, we believe that we would continue to be treated as a PFIC in all taxable years thereafter for any United States Investors who held shares during such period.

Because it is likely that we will be classified as a PFIC for 2013, a U.S. Holder of our ordinary shares or our ADSs will likely be subject to special tax rules with respect to:

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

Inflation

According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was 5.4% in 2011, 2.6% in 2012 and 2.6% in 2013. We have not in the past been materially affected by inflation, but we do not know whether we will be affected in the future.

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

D4. Fees and Other Payment Made by the Depositary to the Registrant

The following table shows the fees and other direct and indirect payments made by the depositary to us:

Category of Expenses	Amount Reimbursed for Fiscal Year Ended December 31, 2013
—*Broker reimbursements	US$0

*	Broker reimbursements are fees payable to Broadridge and other service providers for the distribution of hard copy material to beneficial ADR holders in the Depositary Trust Company. Corporate material includes information related to shareholders’ meetings and related voting instruction cards. These fees are SEC approved.

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

As of April 30, 2014, we have used approximately RMB474.0 million (US$78.4 million) of the net proceeds from our initial public offering for capital expenditure, comprising approximately RMB82.0 million (US$13.5 million) for the expansion of existing facilities, approximately RMB78.0 million (US$12.9 million) for the purchase of our office building in Guangdong, approximately RMB314.0 million (US$52.0 million) for investments in our subsidiaries engaged in B2C e-commerce, software and maintenance services and software development businesses and our discontinued B2B business. We did not use any of the net proceeds from our initial public offering to make payments to directors or officers of our company, persons owning 10.0% or more of our equity securities or our affiliates.

Item 15. Controls and Procedures.

Evaluation of disclosure controls and procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2013 in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding any required disclosure.

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

Our management with the participation and under the supervision of our Chief Executive Officer and our Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2013 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. As a result of these assessments, our management has concluded that our internal control over financial reporting was effective as of December 31, 2013.

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

Item 16C. Principal Accountant Fees and Services.

GHP Horwath, P.C. was our independent registered public accounting firm for the fiscal years ended December 31, 2012 and 2013.

The following table sets forth the aggregate fees in connection with certain professional services rendered by GHP Horwath, P.C., for the periods indicated. We did not pay any tax related or other fees to GHP Horwath, P.C. during the periods indicated.

	For the year ended December 31
	2012	2013	2013
Audit fees(1)	RMB3,083,900	RMB2,996,582	US$	495,000

(1)	Audit fees consist of fees billed for the annual audit of our consolidated financial statements. Audit fees also include fees for services that are normally provided by the independent registered public accounting firm in connection with statutory regulatory filings or engagements.

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

Item 16D. Exemptions from the Listing Standards for Audit Committee.

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

We announced a share repurchase program which became effective on August 30, 2011. Under the program, we are authorized to repurchase up to US$5.0 million of our ADSs from August 30, 2012 to August 29, 2014. The repurchase of the ADSs will be made in the open market depending on market conditions and other factors as well as subject to relevant rules under United States securities regulations. The repurchases are intended to qualify for the safe harbor provided by Rule 10b-18 under the Securities Exchange Act of 1934, as amended. The program does not obligate us to acquire any particular number of ADSs and may be suspended, modified or discontinued at any time. The share repurchase program will be funded by our available working capital.

The following table sets forth, for each month in 2013 and for the year as a whole, the total number of our ADSs repurchased by us pursuant to the share repurchase plan described above, the average price paid per ADS, the number of ADSs that were purchased as part of the publicly announced share repurchase plan and the maximum number of ADSs that, at that date, remained eligible for purchase under such plan.

2013	Total Number of ADSs Purchased	Average Price Paid per ADS		Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of shares that May Yet Be Purchased Under the Publicly Announced Plan
Jan 1—Dec 31	—	US$	—	—	US$	3,995,582
Total	—	US$	—	—	US$	3,995,582

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

Item 18. Financial Statements.

The consolidated financial statements for our company are included at the end of this annual report.

Item 19. Exhibits.

Exhibit Number	Description

1.1	Amended and Restated Memorandum and Articles of Association of Ninetowns Internet Technology Group Company Limited (incorporated by reference to Exhibit 99.2 from our Form 6-K (File No. 000-51025) filed with Securities and Exchange Commission on October 25, 2006)

2.1	Specimen American Depositary Receipt of Ninetowns Internet Technology Group Company Limited (incorporated by reference to Exhibit 2.1 from our Annual Report on Form 20-F (Registration No. 000- 51025) filed with Securities and Exchange Commission on June 29, 2005)

2.2	Specimen Share Certificate of Ninetowns Internet Technology Group Company Limited (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.1	Shareholders’ Agreement dated October 22, 2003 among Jitter Bug Holdings Limited, AIG Asian Opportunity Fund, L.P., American International Assurance Company (Bermuda) Limited, the shareholders of Ninetowns Internet Technology Group Company Limited (listed on Schedule 1 thereto) and Ninetowns Internet Technology Group Company Limited (incorporated by reference to Exhibit 4.1 from Amendment No. 1 to our Annual Report on Form 20-F (Registration No. 000-51025) filed with the Securities and Exchange Commission on September 11, 2012)

4.2	Form of Termination Agreement among Ninetowns Internet Technology Group Company Limited, Jitter Bug Holdings Limited, AIG Asian Opportunity Fund, L.P., American International Assurance Company (Bermuda) Limited and certain other shareholders of Ninetowns Internet Technology Group Company Limited (incorporated by reference to Exhibit 4.5 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.3	Form of Lock-up agreement by and among Ninetowns Internet Technology Group Company Limited and certain of its directors, executive officers and shareholders (incorporated by reference to Exhibit 4.6 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.4	Employee Share Option Scheme (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.5	Amended and Restated 2004 Share Option Plan of Ninetowns Internet Technology Group Company Limited (incorporated by reference to Exhibit 4.5 from our Annual Report on Form 20-F (Registration No. 000- 51025) filed with Securities and Exchange Commission on June 29, 2006)

4.6	2006 Share Incentive Plan of Ninetowns Internet Technology Group Company Limited (incorporated by reference to Exhibit 4.6 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on July 16, 2007)

4.7	Translation of Form of Software Sales Agreement (incorporated by reference to Exhibit 10.12 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.8	Deed of Undertaking dated August 13, 2004 by Shuang Wang and Min Dong to AIG Asian Opportunity Fund, L.P. and American International Assurance Company (Bermuda) Limited (incorporated by reference to Exhibit 10.27 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.9	Sale and Purchase Agreement dated October 3, 2003 among Ninetowns Internet Technology Group Company Limited, Jitter Bug Holdings Limited, UOB Venture (Shenzhen) Limited, Titan I Venture Capital Co., Ltd., Titan II Venture Capital Co., Ltd. and CFM Investments Limited — CFM Greater China Fund (incorporated by reference to Exhibit 10.28 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.10	Sale and Purchase Agreement dated October 8, 2003 among Ninetowns Internet Technology Group Company Limited, Jitter Bug Holdings Limited, China Equity Associates L.P. and MMFI CAPI Venture Investments Limited (incorporated by reference to Exhibit 10.29 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.11	Subscription Agreement dated October 8, 2003 between Ninetowns Internet Technology Group Company Limited and Ever Praise Holdings Limited (incorporated by reference to Exhibit 10.30 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.12	Share Subscription Agreement dated October 9, 2003 among Ninetowns Internet Technology Group Company Limited, Jitter Bug Holdings Limited, AIG Asian Opportunity Fund, L.P., American International Assurance Company (Bermuda) Limited, Mr. Shuang Wang and Ms. Min Dong (incorporated by reference to Exhibit 4.1 from Amendment No. 1 to our Annual Report on Form 20-F (Registration No. 000-51025) filed with the Securities and Exchange Commission on September 11, 2012)

4.13	Sale and Purchase Agreement dated October 16, 2003 among Ninetowns Internet Technology Group Company Limited, Jitter Bug Holdings Limited and Huitung Investments (BVI) Limited (incorporated by reference to Exhibit 10.32 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.14	Subscription Agreement dated December 11, 2003 among Ninetowns Internet Technology Group Company Limited, Jitter Bug Holdings Limited, Titan I Venture Capital Co., Ltd, Titan II Venture Capital Co., Ltd. and CFM Investments Limited — CFM Greater China Fund (incorporated by reference to Exhibit 10.33 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.15	Subscription Agreement dated December 11, 2003 among Ninetowns Internet Technology Group Company Limited, Jitter Bug Holdings Limited and Ferndale Associates Limited (incorporated by reference to Exhibit 10.34 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.16	Form of Right of First Refusal Agreement dated as of November 2, 2004 among Ninetowns Internet Technology Group Company Limited, Ninetowns Import & Export e-Commerce Co., Ltd., Shuang Wang and Min Dong (incorporated by reference to Exhibit 10.35 from our Registration Statement on Form F-1 (Registration No. 333-120184) filed with Securities and Exchange Commission on November 3, 2004)

4.17	Summary of form of the Sale and Purchase Agreement between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Heng Fu Plaza Development Co., Ltd. (incorporated by reference to Exhibit 4.43 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2005)

4.18	Share and Purchase Agreement dated September 3, 2006, among Ninetowns Digital World Trade Holdings Limited, Beprecise Investments Limited, Global Market Group Limited, Global Market Group (Asia) Limited, Global Market (Guangzhou) Co., Ltd., Pan Weijia and Pan Weinian (incorporated by reference to Exhibit 4.1 from Amendment No. 1 to our Annual Report on Form 20-F (Registration No. 000-51025) filed with the Securities and Exchange Commission on September 11, 2012)

4.19	Investor’s Rights Agreement dated October 19, 2006, among Beprecise Investments Limited, Global Market Group Limited, Global Market Group (Asia) Limited, Global Market (Guangzhou) Co., Ltd., Pan Weijia and Pan Weinan (incorporated by reference to Exhibit 4.71 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on July 16, 2007)

4.20	Share and Purchase Agreement dated April 9, 2007, among Ixworth Enterprises Limited, Beijing Ninetowns Network and Software Co., Ltd., Fan Hui Yang, Zhi Sheng Limited, Ample Spring Holdings Limited, Beijing Baichuan Tongda Science and Technology Development Co., Ltd., Zhou Peiji and Zhou Lijun (incorporated by reference to Exhibit 4.72 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on July 16, 2007)

4.21	Shareholders Agreement dated April 26, 2007, among Ixworth Enterprises Limited, Fan Hui Yang, Zhi Sheng Limited and Ample Spring Holdings Limited (incorporated by reference to Exhibit 4.73 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on July 16, 2007)

4.22	Amendment to Share Purchase and Subscription Agreement dated December 22, 2007, among Ixworth Enterprises Limited, Beijing Ninetowns Network and Software Co., Ltd., Fan Hui Yang, Zhi Sheng Limited, Ample Spring Holdings Limited, Beijing Baichuan Tongda Science and Technology Development Co., Ltd., Zhou Peiji and Zhou Lijun (incorporated by reference to Exhibit 4.75 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on July 15, 2008)

4.23	Translation of Pre-sale Contract for Commodity House in Beijing Municipality dated June 25, 2007 between Beijing Hengfu Plaza Development Co., Ltd. and Ninetowns Ports Software and Technology Co., Ltd. (incorporated by reference to Exhibit 4.76 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on July 15, 2008)

4.24	Translation of Construction Land Use Right Grant Contract dated October 30, 2008 between Beijing Ninetowns Software Co., Ltd. and Beijing Land Resource Bureau, Economic Technological Development Area Branch (incorporated by reference to Exhibit 4.78 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 24, 2009)

4.25	Translation of Supplemental Agreement to Construction Land Use Right Grant Contract dated October 30, 2008 between Beijing Ninetowns Software Co., Ltd. and Beijing Land Resource Bureau, Economic Technological Development Area Branch (incorporated by reference to Exhibit 4.79 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 24, 2009)

4.26	Translation of Lease Agreement relating to warehouse lease dated January 25, 2010 between Beijing Ninetowns Sky Eco-agriculture Co., Ltd. and Beijing Shunfeng Runlin Technology and Trade Co., Ltd. (incorporated by reference to Exhibit 4.96 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 30, 2010)

4.27	Translation of Sublease Agreement relating to land sublease dated June 29, 2010, between Beijing Ninetowns Sky Eco-Agriculture Co., Ltd. and Beijing Huaixiang Xiandai Agriculture Technology Co., Ltd. (incorporated by reference to Exhibit 4.97 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 30, 2010)

4.28	Translation of Dalian Aviation Research and Testing Center Project Cooperation Agreement dated January 25, 2011 between Ninetowns Ports Software and Technology Co., Ltd. and Aviation Wanyuan Industry Co., Ltd. (incorporated by reference to Exhibit 4.63 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 30, 2011)

4.29	Translation of State-owned Construction Land Use Right Grant Contract dated April 7, 2011 between Huainan Municipal Bureau of Land and Resources and Huainan Huacheng Estate Co., Ltd. (incorporated by reference to Exhibit 4.64 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 30, 2011)

4.30	Translation of State-owned Construction Land Use Right Grant Contract (Parcel 10) dated April 29, 2011 between Dalian Municipal Bureau of Land and Resources and Dalian Aviation Changzheng Technology Development Co., Ltd. (incorporated by reference to Exhibit 4.65 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 30, 2011)

4.31	Translation of State-owned Construction Land Use Right Grant Contract (Parcel 11) dated April 29, 2011 between Dalian Municipal Bureau of Land and Resources and Dalian Aviation Changzheng Technology Development Co., Ltd. (incorporated by reference to Exhibit 4.66 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 30, 2011)

4.32	Translation of Debt Repayment Agreement dated June 22, 2011 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Xin He Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.67 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 30, 2011)

4.33	Translation of Debt Repayment Agreement dated June 22, 2011 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.68 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 30, 2011)

4.34	Translation of Debt Repayment Agreement dated June 22, 2011 between Ninetowns Ports Software and Technology Co., Ltd. and Guangzhou Ninetowns Wang Li Software Co., Ltd. (incorporated by reference to Exhibit 4.69 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 30, 2011)

4.35	Translation of Franchise Agreement relating to “iQs” software dated January 1, 2012 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software and Technology Co., Ltd. (incorporated by reference to Exhibit 4.35 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on April 30, 2013)

4.36	Translation of Franchise Agreement relating to “iQs” software dated January 1, 2012 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software Technology Co., Ltd. Shanghai Branch (incorporated by reference to Exhibit 4.36 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with the Securities and Exchange Commission on April 30, 2013)

4.37	Translation of Franchise Agreement relating to “iQs” software dated January 1, 2012 between Ninetowns Ports Software and Technology Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.37 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with the Securities and Exchange Commission on April 30, 2013)

4.38	Translation of Franchise Agreement relating to “iQs” software dated January 1, 2012 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Xin He Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.38 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with the Securities and Exchange Commission on April 30, 2013)

4.39	Translation of Franchise Agreement relating to “iQs” software dated January 1, 2012 between Ninetowns Ports Software and Technology Co., Ltd. and Guangzhou Ninetowns Wang Li Software Co., Ltd. (incorporated by reference to Exhibit 4.39 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with the Securities and Exchange Commission on April 30, 2013)

4.40	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated January 1, 2012 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software and Technology Co., Ltd. (incorporated by reference to Exhibit 4.40 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with the Securities and Exchange Commission on April 30, 2013)

4.41	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated January 1, 2012 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software Technology Co., Ltd. Shanghai Branch (incorporated by reference to Exhibit 4.41 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with the Securities and Exchange Commission on April 30, 2013)

4.42	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated January 1, 2012 between Ninetowns Ports Software and Technology Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.42 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with the Securities and Exchange Commission on April 30, 2013)

4.43	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated January 1, 2012 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Xin He Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.43 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with the Securities and Exchange Commission on April 30, 2013)

4.44	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated January 1, 2012 between Ninetowns Ports Software and Technology Co., Ltd. and Guangzhou Ninetowns Wang Li Software Co., Ltd. (incorporated by reference to Exhibit 4.44 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with the Securities and Exchange Commission on April 30, 2013)

4.45	Translation of Trust Agreement dated June 28, 2011 between Ninetowns Ports Software and Technology Co., Ltd. and Zhongcheng Trust Co., Ltd. (incorporated by reference to Exhibit 4.57 from Amendment No. 1 to our Annual Report on Form 20-F (Registration No. 000-51025) filed with the Securities and Exchange Commission on September 11, 2012)

4.46	Translation of Creditor’s Rights Assignment Agreement dated June 28, 2011 among Ninetowns Ports Software and Technology Co., Ltd., Zhongcheng Trust Co., Ltd. and Huainan Huacheng Estate Co., Ltd. (incorporated by reference to Exhibit 4.57 from Amendment No. 1 to our Annual Report on Form 20-F (Registration No. 000-51025) filed with the Securities and Exchange Commission on September 11, 2012)

4.47	Translation of Capital Increase Agreement dated June 28, 2011 among Huainan Ninetowns Suitable Estate Co., Ltd., Zhongcheng Trust Co., Ltd. and Ninetowns Ports Software and Technology Co., Ltd. (incorporated by reference to Exhibit 4.57 from Amendment No. 1 to our Annual Report on Form 20-F (Registration No. 000-51025) filed with the Securities and Exchange Commission on September 11, 2012)

4.48	Translation of Cooperation Agreement for Shouchuang Caifu Ninetowns (Tianjin) Equity Investment Fund Partnership (Limited Liability Partnership) dated October 21, 2011 among Shouchuang Huaxia (Tianjin) Equity Investment Fund Partnership (Limited Liability Partnership), Shouchuang Caifu Gengyin (Tianjin) Equity Investment Fund Partnership (Limited Liability Partnership) and Beijing Ronghe Zhihui Network Software Services Co., Ltd. (incorporated by reference to Exhibit 4.83 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with the Securities and Exchange Commission on April 27, 2012)

4.49	Translation of Supplemental Agreement to Three Parties Partnership Agreement dated October 21, 2011 among Shouchuang Huaxia (Tianjin) Equity Investment Fund Partnership (Limited Liability Partnership), Shouchuang Caifu Gengyin (Tianjin) Equity Investment Fund Partnership (Limited Liability Partnership) and Beijing Ronghe Zhihui Network Software Services Co., Ltd. (incorporated by reference to Exhibit 4.8 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with the Securities and Exchange Commission on April 27, 2012)

4.50	Translation of First Beneficiary General Meeting Resolutions of 2011 Zhongcheng Trust Huainan Ninetowns Investment Portfolio Trust Scheme dated February 3, 2012 by Zhongcheng Trust Co., Ltd. (incorporated by reference to Exhibit 4.85 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with the Securities and Exchange Commission on April 27, 2012)

4.51	Translation of Supplemental Agreement to Creditor’s Rights Assignment Agreement dated February 3, 2012 among Ninetowns Ports Software and Technology Co., Ltd., Zhongcheng Trust Co., Ltd. and Huainan Huacheng Estate Co., Ltd. (incorporated by reference to Exhibit 4.86 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with the Securities and Exchange Commission on April 27, 2012)

4.52	Translation of Equity Transfer Agreement dated March 19, 2012 between Zhongcheng Trust Co., Ltd. and Ninetowns Ports Software and Technology Co., Ltd. (incorporated by reference to Exhibit 4.87 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with the Securities and Exchange Commission on April 27, 2012)

4.53	Translation of Supplemental Agreement to Equity Transfer Agreement dated March 19, 2012 between Zhongcheng Trust Co., Ltd. and Ninetowns Ports Software and Technology Co., Ltd. (incorporated by reference to Exhibit 4.88 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with the Securities and Exchange Commission on April 27, 2012)

4.54*	Translation of Franchise Agreement relating to “iQs” software dated January 1, 2013 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software and Technology Co., Ltd.

4.55*	Translation of Franchise Agreement relating to “iQs” software dated January 1, 2013 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software Technology Co., Ltd. Shanghai Branch

4.56*	Translation of Franchise Agreement relating to “iQs” software dated January 1, 2013 between Ninetowns Ports Software and Technology Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd.

4.57*	Translation of Franchise Agreement relating to “iQs” software dated January 1, 2013 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Xin He Software Technology Co., Ltd.

4.58*	Translation of Franchise Agreement relating to “iQs” software dated January 1, 2013 between Ninetowns Ports Software and Technology Co., Ltd. and Guangzhou Ninetowns Wang Li Software Co., Ltd

4.59*	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated January 1, 2013 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software and Technology Co., Ltd.

4.60*	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated January 1, 2013 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software Technology Co., Ltd. Shanghai Branch

4.61*	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated January 1, 2013 between Ninetowns Ports Software and Technology Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd.

4.62*	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated January 1, 2013 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Xin He Software Technology Co., Ltd.

4.63*	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated January 1, 2013 between Ninetowns Ports Software and Technology Co., Ltd. and Guangzhou Ninetowns Wang Li Software Co., Ltd.

4.64	Translation of Limited Partnership Agreement of Shouchuang Caifu Gengyin (Tianjin) Equity Investment Fund Limited Partnership dated October 15, 2012 by and among Shouchuang Huaxia (Tianjin) Equity Investment Fund Management Co., Ltd., Beijing Capital Group Co., Ltd. and Beijing Ninetowns Investment Co., Ltd. (incorporated by reference to Exhibit 4.74 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with the Securities and Exchange Commission on April 30, 2013)

4.65	Translation of Limited Partnership Agreement of Shouchuang Caifu Gengyin (Tianjin) Equity Investment Fund Partnership (Limited Partnership) dated December 28, 2012 by and among Shouchuang Huaxia (Tianjin) Equity Investment Fund Management Co., Ltd., Shouchuang Caifu Gengyin (Tianjin) Equity Investment Fund Limited Partnership and Beijing Ronghe Zhihui Network Software Services Co., Ltd. (incorporated by reference to Exhibit 4.75 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with the Securities and Exchange Commission on April 30, 2013)

4.66†*	Translation of Franchise Agreement relating to “iQs” software dated January 1, 2014 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software and Technology Co., Ltd.

4.67†*	Translation of Franchise Agreement relating to “iQs” software dated January 1, 2014 between Ninetowns Ports Software and Technology Co., Ltd., Beijing Ninetowns Zhi Fang Software Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software Technology Co., Ltd. Shanghai Branch

4.68†*	Translation of Franchise Agreement relating to “iQs” software dated January 1, 2014 between Ninetowns Ports Software and Technology Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd.

4.69†*	Translation of Franchise Agreement relating to “iQs” software dated January 1, 2014 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Xin He Software Technology Co., Ltd.

4.70†*	Translation of Franchise Agreement relating to “iQs” software dated January 1, 2014 between Ninetowns Ports Software and Technology Co., Ltd. and Guangzhou Ninetowns Wang Li Software Co., Ltd.

4.71†*	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated January 1, 2014 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software and Technology Co., Ltd.

4.72†*	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated January 1, 2014 between Ninetowns Ports Software and Technology Co., Ltd., Beijing Ninetowns Zhi Fang Software Technology Co., Ltd. and Beijing Ninetowns Zhi Fang Software Technology Co., Ltd. Shanghai Branch

4.73†*	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated January 1, 2014 between Ninetowns Ports Software and Technology Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd.

4.74†*	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated January 1, 2014 between Ninetowns Ports Software and Technology Co., Ltd. and Beijing Ninetowns Xin He Software Technology Co., Ltd.

4.75†*	Translation of Franchise Agreement relating to “iDeclare V5.0” software dated January 1, 2014 between Ninetowns Ports Software and Technology Co., Ltd. and Guangzhou Ninetowns Wang Li Software Co., Ltd.

4.76*	English Summary of Equity Transfer Agreement dated December 30, 2013 between Beijing Ninetowns Port Software and Technology Co., Ltd. and CASC Wanyuan Industrial Company.

8.1*	Subsidiaries of Ninetowns Internet Technology Group Company Limited

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2005)

11.2	Code of Ethics for Chief Executive Officer and Senior Financial Officers (incorporated by reference to Exhibit 11.2 from our Annual Report on Form 20-F (Registration No. 000-51025) filed with Securities and Exchange Commission on June 29, 2005)

12.1*	Certification of principal executive officer pursuant to SEC Rule 13a-14(a)

12.2*	Certification of principal financial officer pursuant to SEC Rule 13a-14(a)

13.1*	Certification of principal executive officer pursuant to SEC Rule 13a-14(b)

13.2*	Certification of principal financial officer pursuant to SEC Rule 13a-14(b)

15.1*	Consent of GHP Horwath, P.C.

15.2*	Consent of Commerce & Finance Law Offices

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
†	Certain portions of this Exhibit have been omitted based upon a request for confidential treatment. The omitted portions have been separately submitted to the Securities and Exchange Commission.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

By:	/s/ Shuang Wang
Name: Shuang Wang
Title: Chief Executive Officer

Date: May 15, 2014

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

GHP Horwath, P.C. Member Crowe Horwath International
1670 Broadway, Suite 3000 Denver, Colorado 80202 +1 303.831.5000 +1 303.831.5032 Fax www.GHPHorwath.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Ninetowns Internet Technology Group Company Limited

We have audited the accompanying consolidated balance sheets of Ninetowns Internet Technology Group Company Limited and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows, and the financial statement schedule for each of the three years in the period ended December 31, 2013. These consolidated financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. In our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

/s/ GHP HORWATH, P.C.

Denver, Colorado

May 15, 2014

A GHP Financial Group Company
GHP Horwath, P.C. is an independent member firm of Crowe Horwath International, a Swiss verein. Each member firm of Crowe Horwath International is a separate and independent legal entity.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	249,912	416,163	68,745
Restricted cash	84	84	14
Short-term investments
Trading securities	518	519	86
Available-for-sale securities	289,995	20,971	3,464
Term deposits	5,266	5,437	898
Trade receivables:
Billed, less allowance for doubtful accounts of RMB1,691 in 2012 and RMB1,257 in 2013	1,946	8,133	1,343
Unbilled	381	387	64
Inventories	3,527	3,931	649
Amounts due from related parties	10,070	1,237	205
Prepaid expenses and other current assets	35,485	7,198	1,189
Assets held-for-sale, current	—	95,591	15,791
Deferred tax assets	1,036	1,358	224

Total current assets	598,220	561,009	92,672
Real estate property under development	527,702	199,966	33,032
Property and equipment, net	167,392	155,414	25,673
Investments under cost method	11,590	11,274	1,862
Investments under equity method	84,923	84,460	13,952
Acquired intangible assets, net	962	863	143
Assets held-for-sale, non-current	—	357,340	59,028
Other non-current assets	5,267	65	11

TOTAL ASSETS	1,396,056	1,370,391	226,373

(continued)

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(In thousands, except share and per share data)

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
LIABILITIES AND EQUITY
Current liabilities:
Option liabilities	12,344	—	—
Accounts payable and accrued expenses	27,393	26,318	4,347
Amounts due to related parties	6,140	—	—
Advances from customers	13,419	20,661	3,413
Deferred revenue	13,472	10,872	1,796
Liabilities held for sale	—	277,070	45,769
Income taxes payable	771	23	4
Other taxes payable	1,500	1,438	238
Unrecognized tax liabilities	1,055	1,206	199

Total current liabilities	76,094	337,588	55,766
Non-current liabilities:
Deferred subsidies	276,200	—	—
Unrecognized tax liabilities	4,766	4,766	787

Total liabilities	357,060	342,354	56,553

Equity:
Shareholders’ equity of the Company
Ordinary shares, par value RMB0.027(HK$0.025) per share: 8,000,000,000 shares authorized; 37,815,292 shares issued and outstanding in 2012 and 38,007,770 shares issued and outstanding in 2013	988	992	164
Treasury stock, 3,900 shares, par value	*	*	*
Additional paid-in capital	925,870	927,127	153,150
Retained earnings	46,983	32,415	5,355
Statutory reserve	79,312	79,998	13,215
Accumulated other comprehensive loss	(64,144)	(62,598)	(10,340)

Total equity of the Company	989,009	977,934	161,544

Non-controlling interest	49,987	50,103	8,276

Total equity	1,038,996	1,028,037	169,820

TOTAL LIABILITIES AND EQUITY	1,396,056	1,370,391	226,373

*	Less than RMB1 (US$1)

See notes to consolidated financial statements.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Years Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Net revenues:
Enterprise software and related maintenance services	61,014	59,794	56,567	9,344
Software development services	5,963	7,481	6,004	992
B2C e-commerce	8,239	23,112	45,276	7,479

Total net revenues	75,216	90,387	107,847	17,815

Cost of revenues:
Enterprise software and related maintenance services	—	—	—	—
Software development services (including share-based compensation expense of RMB21 in 2011, RMB(13) in 2012 and nil in 2013)	(2,281)	(2,365)	(2,696)	(445)
B2C e-commerce	(8,452)	(18,363)	(37,527)	(6,199)

Total cost of revenues	(10,733)	(20,728)	(40,223)	(6,644)

Gross profit	64,483	69,659	67,624	11,171

Operating expenses:
Selling and marketing (including share-based compensation expense of RMB347 in 2011, RMB11 in 2012 and RMB45 in 2013)	(22,493)	(21,647)	(25,721)	(4,249)
General and administrative (including share-based compensation expense of RMB4,127 in 2011, RMB900 in 2012 and RMB635 in 2013)	(79,354)	(77,841)	(68,896)	(11,381)
Research and development (including share-based compensation expense of RMB2,632 in 2011, RMB1,178 in 2012 and RMB581 in 2013)	(11,042)	(14,872)	(16,659)	(2,752)
Recovery of doubtful accounts, net	6,841	3,807	4,296	710

Total operating expenses	(106,048)	(110,553)	(106,980)	(17,672)

(continued)

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS (continued)

(In thousands, except share and per share data)

	Years Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Loss from operations	(41,565)	(40,894)	(39,356)	(6,501)
Interest income	1,922	5,718	5,602	925
Gain on sales of short-term investments	32,689	113,644	6,526	1,078
Change in fair value of marketable options	7,252	(16,094)	853	141
Loss on investments under cost method	(3,373)	—	—	—
Income (loss) from equity method investments	1,639	(857)	(463)	(76)
Other income	5,994	7,706	13,496	2,229

Income (loss) before income tax and non-controlling interest	4,558	69,223	(13,342)	(2,204)
Income tax expense	(1,048)	(671)	(424)	(70)

Income (loss) before non-controlling interest	3,510	68,552	(13,766)	(2,274)
Net loss (income) attributable to non-controlling interest	15	(3)	(116)	(19)

Net income (loss) attributable to the Company	3,525	68,549	(13,882)	(2,293)

Income (loss) attributable to the Company per share:
Basic	0.09	1.81	(0.37)	(0.06)

Diluted	0.09	1.67	(0.37)	(0.06)

Weighted average number of shares used in computation:
Basic	37,443,657	37,780,134	37,986,150	37,986,150
Diluted	40,465,449	41,092,700	37,986,150	37,986,150

See notes to consolidated financial statements.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Years Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Net income (loss)	3,510	68,552	(13,766)	(2,274)
Foreign currency translation loss	(15,004)	(2,370)	(10,799)	(1,784)
Unrealized (loss) gain on available-for-sale securities	(9,053)	(14,637)	12,345	2,039

Comprehensive (loss) income	(20,547)	51,545	(12,220)	(2,019)
Less: comprehensive (loss) income attributable to the non-controlling interest	(15)	3	116	19

Comprehensive (loss) income attributable to the Company	(20,532)	51,542	(12,336)	(2,038)

See notes to consolidated financial statements.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands, except share data)

	Ordinary Shares		Additional Paid-in Capital	Treasury Stock		(Accumulated Deficit) Retained Earnings	Statutory Reserve	Accumulated Other Comprehensive Loss	Non- Controlling Interest	Total
	Shares	Amount		Shares	Amount
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2011	36,742,832	965	916,719	—	—	(23,414)	77,635	(23,080)	—	948,825
Issuance of ADR shares for the exercises of employee share options	795,329	17	(17)	—	—	—	—	—	—	—
Capital invested in Dalian Changzheng	—	—	—	—	—	—	—	—	49,999	49,999
Provision for statutory reserve	—	—	—	—	—	(843)	843	—	—	—
Net income (loss)	—	—	—	—	—	3,525	—	—	(15)	3,510
Foreign currency translation adjustments	—	—	—	—	—	—	—	(15,004)	—	(15,004)
Employee share options compensation	—	—	7,127	—	—	—	—	—	—	7,127
Unrealized loss on available-for-sale securities	—	—	—	—	—	—	—	(9,053)	—	(9,053)

Balance as of December 31, 2011	37,538,161	982	923,829	—	—	(20,732)	78,478	(47,137)	49,984	985,404
Purchase of treasury stock	(3,900)	—	(29)	3,900	—	—	—	—	—	(29)
Issuance of ADR shares for the exercises of employee share options	281,031	6	(6)	—	—	—	—	—	—	—
Provision for statutory reserve	—	—	—	—	—	(834)	834	—	—	—
Net income	—	—	—	—	—	68,549	—	—	3	68,552
Foreign currency translation adjustments	—	—	—	—	—	—	—	(2,370)	—	(2,370)
Employee share options compensation	—	—	2,076	—	—	—	—	—	—	2,076
Unrealized loss on available-for-sale securities	—	—	—	—	—	—	—	(14,637)	—	(14,637)

Balance as of December 31, 2012	37,815,292	988	925,870	3,900	—	46,983	79,312	(64,144)	49,987	1,038,996
Issuance of ADR shares for the exercises of employee share options	192,478	4	(4)	—	—	—	—	—	—	—
Provision for statutory reserve	—	—	—	—	—	(686)	(686)	—	—	—
Net income	—	—	—	—	—	(13,882)	—	—	116	(13,766)
Foreign currency translation adjustments	—	—	—	—	—	—	—	(10,799)	—	(10,799)
Employee share options compensation	—	—	1,261	—	—	—	—	—	—	1,261
Unrealized loss on available-for-sale securities	—	—	—	—	—	—	—	12,345	—	12,345

Balance as of December 31, 2013	38,007,770	992	927,127	3,900	—	32,415	79,998	(62,598)	50,103	1,028,037

		US$164	US$153,150		—	US$5,355	US$13,215	(US$10,340)	US$8,276	US$169,820

See notes to consolidated financial statements.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income (loss)	3,510	68,552	(13,766)	(2,274)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Loss (gain) on disposal of property and equipment	38	36	(2)	*
Depreciation of property and equipment	16,541	15,791	14,228	2,351
Amortization of other non-current assets	122	102	102	17
Amortization of acquired intangible assets	3,503	703	99	16
(Gain) loss on sale of trading securities	(698)	—	133	22
Loss (gain) on the change in fair value of trading securities	1,173	190	(190)	(31)
Gain on sale of available-for-sale securities	(39)	—	(25,100)	(4,146)
Gain on investments under cost method	(920)	(4)	—	—
Impairment recognized on investments under cost method	3,373	—	—	—
(Income) loss from equity method investments	(1,639)	857	463	76
Recovery of doubtful accounts	(6,842)	(3,807)	(4,296)	(710)
Employee share-based compensation	7,127	2,076	1,261	208
(Gain) loss from short sale of stock options	(37,942)	(94,027)	21,685	3,582
Changes in operating assets and liabilities:
Trade receivables	4,963	5,401	(1,896)	(313)
Amounts due from related parties	(1,248)	(10,067)	6,134	1,013
Inventories	(986)	202	(404)	(66)
Real estate property under development	(305,469)	(33,684)	(29,800)	(4,923)
Prepaid expenses and other current assets	441	(31,216)	28,160	4,652
Accounts payable and accrued expenses	4,312	10,286	(44)	(7)
Accounts payable to related parties	—	6,135	(5,730)	(947)
Advance from customers	4,032	3,468	7,242	1,197
Deferred revenue and deferred subsidies	243,257	34,664	(2,855)	(472)
Income taxes payable	533	357	(597)	(99)
Other taxes payable	553	(39)	(58)	(10)
Deferred taxes, net	193	(776)	(323)	(53)

Net cash used in operating activities	(62,994)	(24,800)	(5,554)	(917)

Cash flows from investing activities:
Decrease in restricted cash	157	4	—	—
Decrease (increase) in term deposits	3,066	(178)	(171)	(28)
Payments to acquire investments under equity method	(228,940)	(26,792)	—	—
Cash paid for business acquisition, net of cash acquired	(2,200)	—	—	—
Cash acquired on termination of Investment Trust Plan	—	16,158	—	—
Proceeds from sale of trading securities	47,175	—	54	9
Purchase of trading securities	(47,835)	—	—	—
Purchases of available-for-sale securities	(334,560)	(767,590)	(325,095)	(53,702)
Proceeds from sale of available-for-sale securities	302,171	706,278	628,938	103,893
Proceeds from (payments for) options	41,613	98,534	(33,918)	(5,602)
Purchase of property and equipment	(6,489)	(8,464)	(2,477)	(409)
Proceeds from sale of property and equipment	138	155	11	2
Dividends received on investment	920	4	—	—

Net cash (used in) provided by investing activities	(224,784)	18,109	267,342	44,163

(continued)

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(In thousands)

	Years Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Payments for repurchase of common stock	—	(29)	—	—
Capital contributed by non-controlling interest	49,523	—	—	—

Net cash provided by (used in) financing activities	49,523	(29)	—	—

Effect of exchange rate changes on cash	(5,018)	(713)	(8,323)	(1,376)
Cash held for sale	—	—	(87,214)	(14,407)

Net (decrease) increase in cash and cash equivalents	(243,273)	(7,433)	166,251	27,463
Cash and cash equivalents at the beginning of the year	500,618	257,345	249,912	41,282

Cash and cash equivalents at the end of the year	257,345	249,912	416,163	68,745

Supplemental cash flow information:
Cash paid during the year for income taxes	326	1,085	463	76

*	Less than US$1

See notes to consolidated financial statements.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Ninetowns Internet Technology Group Company Limited (“Ninetowns”) was incorporated in the Cayman Islands as an exempted limited liability company on February 8, 2002 under the Companies Law of the Cayman Islands. Substantially all of Ninetowns’ business is conducted in the People’s Republic of China (the “PRC” or “China”) through its subsidiaries and variable interest entity (“VIE”). Ninetowns, its subsidiaries, and its VIE (collectively, the “Company”) are principally engaged in (i) the sale of enterprise software and the provision of the related after-sales maintenance services, (ii) software development services, (iii) food sales and services targeting Chinese consumers, and (iv) beginning in the first half of 2011, real estate development.

As of December 31, 2013, a summary of the subsidiaries of Ninetowns was as follows:

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

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES-continued

Name of entity	Place of incorporation/ establishment	Effective ownership interest	Principal activities
Beijing Ninetowns Investment Co., Limited (“Beijing Ninetowns Investment”)	PRC	100%	Sale of enterprise software and provision of the related after-sales services, and provision of technical consulting services
Guangdong Ninetowns Technology Co., Ltd. (“Guangdong Ninetowns”)	PRC	100%	Sale of enterprise software and provision of the related after-sales services, and provision of software development services
Beijing Ninetowns Software Co., Ltd. (“Beijing Software”)	PRC	100%	Sale of enterprise software and provision of the related after-sales services, and provision of technical consulting services, real estate development
Dongguan Ninetowns Software Technology Co., Ltd. (“Dongguan Software”)	PRC	100%	Provision of enterprise software services
Dalian Aviation Changzheng Technology Development Co., Ltd. (“Dalian Changzheng”)	PRC	70%	Real estate development
Beijing Ronghe Zhihui Network Software Services Co., Ltd. (“Beijing Ronghe Zhihui”)	PRC	100%	Sale of enterprise software, provision of technical development services, and provision of technical consulting services
Huainan Ninetowns Suitable Estate Co., Ltd. (“Huainan Ninetowns”)	PRC	100%	Real estate development
Huainan Huacheng Estate Co. Ltd. (“Huainan Huacheng”)	PRC	100%	Real estate development

As of December 31, 2013, the Company consolidates the following VIE and its consolidated subsidiaries:

Name of entity	Place of incorporation/ establishment	Effective ownership interest	Principal activities
Beijing Ronghe Tongshang Network Technology Limited (“Ronghe Tongshang”)	PRC	100%	Investment holding
Beijing Ninetowns Sky Eco-agriculture Co., Ltd. (“Beijing Sky”) (a wholly-owned subsidiary of Ronghe Tongshang)	PRC	100%	Sale of dietary products, daily necessities, home appliances and crop cultivation
Beijing Huaixiang Modern Agriculture Technology Co., Ltd., (“Huaixiang Modern Agriculture”) (a wholly-owned subsidiary of Beijing Sky)	PRC	100%	Crop and seedling cultivation, agricultural technology development, technical services and consulting, landscape design, sale of fresh fruits and vegetables
Beijing Ronghe Tongshang Electronic Business Co., Ltd. (“Beijing Ronghe Dianzi”) (a wholly-owned subsidiary of Ronghe Tongshang)	PRC	100%	Cultivation and sale of crops and technical consultation and services related to agricultural sales

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES-continued

PRC regulations prohibit direct foreign ownership of business entities that provide internet content, or ICP, services in the PRC, such as the business of providing online solutions for international trade. In December 2006, Ronghe Tongshang was established in the PRC by three designated equity owners who are PRC citizens and who legally own Ronghe Tongshang. Pursuant to a series of contractual arrangements with Ronghe Tongshang, Ninetowns provides exclusive technical consulting and management services to Ronghe Tongshang. A summary of the major terms of the agreements are as follows:

•	Ninetowns has the sole discretion to determine the amount of the fees it will receive and it intends to transfer substantially all of the economic benefits of Ronghe Tongshang to Ninetowns.

•	Ninetowns provides guarantees on the execution of all business contracts entered by Ronghe Tongshang in its business operation. Ronghe Tongshang pledges its assets to Ninetowns as collateral for such guarantees.

•	Ninetowns may dispose of the collateralized registered capital at its sole discretion without limitation or restriction. Ninetowns has the right and sole discretion to purchase all or part of the registered capital from equity owners when such purchase becomes legally allowable.

•	The equity owners may not dispose of or enter into any other agreements involving the common shares without prior agreement by Ninetowns.

Through December 31, 2012, Ronghe Tongshang has not yet entered into any business contracts that would require guarantees from the Company.

In 2008, Ninetowns entered into a series of agreements with Beijing Guochuangwanwei Information Technology Limited Company (“Guochuang”), under which Ninetowns, through Guochuang, increased the registered capital of Ronghe Tongshang through an entrusted loan of RMB60,000 to Guochuang. The three original shareholders of Ronghe Tongshang, also entered into agreements with Guochuang whereby Guochuang became the sole shareholder of Ronghe Tongshang. Guochuang’s interest in Ronghe Tongshang has been pledged to Ninetowns as collateral for the entrusted loan.

In 2009, Guochuang entered into a series of agreements with two designated PRC citizens, by which the entrusted loan of RMB60,000 was transferred from Guangchuang to these two owners (“New Owners”). The New Owners became the shareholders of Ronghe Tongshang and their interests in Ronghe Tongshang have been pledged to Ninetowns as collateral for the entrusted loan. The New Owners act as the nominee shareholders and have contractually agreed not to make any decision regarding Ronghe Tongshang’s operations and business without Ninetowns’ consent. In addition, Ninetowns is obliged to absorb the expected losses and is entitled to receive the expected residual returns of Ronghe Tongshang.

The above arrangements assigned all of the equity owners’ rights and obligations to Ninetowns, resulting in (i) the equity owners lacking the ability to make decisions that have a significant effect on Ronghe Tongshang’s operations, and (ii) Ninetowns’ ability to extract the profits from the operations of Ronghe Tongshang, and to assume Ronghe Tongshang’s residual benefits. Because Ninetowns is the sole variable interest holder of Ronghe Tongshang, it is the primary beneficiary of Ronghe Tongshang. Accordingly, Ninetowns has consolidated the results of Ronghe Tongshang since its inception.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES-continued

Financial positions and operating results for the VIE are summarized below:

		As of December 31,
		2012	2013	2013
		RMB	RMB	US$
Total assets		38,442	49,605	8,194
Total liabilities (consisting primarily of other current liabilities)		(20,946)	(29,972)	(4,951)

	Years Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Total net revenues	8,239	22,851	45,055	7,443
Total net loss	(19,048)	(7,565)	(11,695)	(1,932)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

Basis of presentation—The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”). All amounts in the accompanying consolidated financial statements and the related notes are expressed in Renminbi (“RMB”). The amounts expressed in United States dollars (“US$”) are presented solely for the convenience of the readers and are translated at a rate of RMB6.0537 to US$1, the approximate rate of exchange at December 31, 2013. Such translations should not be construed to be the amounts that would have been reported under US GAAP.

Basis of consolidation—The consolidated financial statements include the financial statements of Ninetowns and its subsidiaries and VIE. All significant intercompany transactions and balances are eliminated on consolidation.

Use of estimates—The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include the allowance for doubtful accounts, estimated costs to complete in a percentage of completion arrangement, estimated useful lives and impairment of acquired fixed and intangible assets, valuation allowance for deferred tax assets and fair values of derivatives.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

The Company reviews investments in available-for-sale securities as of each balance sheet date for other-than-temporary declines in fair value. If the Company determines that a decline in fair value is other-than-temporary (OTTI), accumulated unrealized loss is accounted for as realized loss and included in earnings. No OTTI losses were recorded during the years ended December 31, 2011, 2012 and 2013.

Derivative financial instruments, consisting of written call and put options (option liabilities), are initially recorded at fair value and are re-valued at each reporting date, with changes in fair value included in earnings.

Term deposits consist of deposits placed with financial institutions with remaining maturities of greater than three months but less than one year.

Inventories—Inventories, consisting of computer accessories, food products and related consumables, are stated at the lower of cost or market price. Cost is determined by the first in first out method. Provision for diminution in value on inventories is made using the specific identification method. No inventory provisions were made in 2011, 2012 and 2013.

Trade receivables and allowance for doubtful accounts—Trade receivables mainly represent amounts earned and collectible from customers. The Company provides an allowance for doubtful accounts based on its aging analysis of trade receivables, customers’ credit-worthiness, past collection history, and changes in customers’ payment terms. The Company also provides a specific allowance if there is strong evidence that indicates the trade receivables are uncollectible, and writes off such trade receivables and specific allowance within one year if circumstances are not improved. Trade receivables in the consolidated balance sheets are net of such allowance.

Changes in the allowance for doubtful accounts were as follows for the years ended December 31, 2011, 2012 and 2013:

	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Balance at January 1,	34,001	4,378	1,691	271
Allowance for doubtful debts	—	23	91	15
Recovery of accounts previously allowed	(6,841)	(3,807)	(4,387)	(704)
(Write offs) reversal	(22,782)	1,097	3,862	620

Balance at December 31,	4,378	1,691	1,257	202

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES-continued

The reversal in 2012 and 2013 represents payments allocated to accounts that were previously written off.

Real estate property under development—The Company capitalizes the planning, entitlement, construction, development and interest costs associated with its various real estate projects. Costs that are not capitalized are expensed as incurred. A real estate development project is substantially complete upon the cessation of construction and development activities.

In 2013, the Company capitalized RMB2,971(US$491) of costs related to Yizhuang and Huainan real estate development projects (note 7); and RMB26,633(US$4,399) of costs related to Dalian real estate development projects, which was subsequently discontinued (note 3).

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

Acquired intangible assets—Acquired intangible assets, which consist primarily of customer relationships, a buyer database, completed technology, software purchased for internal use and a land use right, are carried at cost, less accumulated amortization and provision for impairment loss.

Amortization is calculated on a straight-line basis over the expected useful lives of the assets which is five years, except for the land use right which is amortized over fifty years. Amortization expenses for the years ended December 31, 2011, 2012 and 2013 were RMB3,503, RMB703 and RMB99 (US$16), respectively.

Impairment of long-lived assets—The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company adjusts the carrying value of the asset based on estimated fair value and recognizes an impairment loss. Fair value is estimated using expected discounted future cash flows. No impairment charge was recorded for the years ended December 31, 2011, 2012, 2013.

Investments under cost method—For investment in an investee over which the Company does not have significant influence, the Company carries the investment at cost adjusted for other-than-temporary declines in fair value, and recognizes income when receiving dividends from distributions of the investee’s earnings. The Company reviews its investments under cost method for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. Any impairment loss is recognized in earnings equal to the difference between the investment cost and its estimated fair value at the balance sheet date of the reporting period for which the assessment is made. No impairment loss was recorded for the years ended December 31, 2012 and 2013. Impairment loss recognized in the year ended December 31, 2011 was RMB3,373.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES-continued

Deferred subsidies—The receipt of government grants relating to software and system development projects are initially recorded as deferred subsidies. Upon the completion of the projects, the government grants are recognized either as other income or as an offset of research and development expenses.

In 2011 and 2012, Dalian Changzheng received grants totaling RMB276,200 (US$45,625) from the government of China. There were no grants received in 2013. The entire amount of deferred subsidies is included in liabilities held for sale (note 3).

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

The Company recognizes the impact of an uncertain income tax position on the income tax return at the largest amount that is more likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. The Company recognizes interest and penalties related to uncertain tax benefits as a component of income tax expense. The Company’s tax years from 2003 to 2013 are subject to examination by the tax authorities.

Revenue recognition—The Company’s revenue is derived from three primary sources: (i) sale of enterprise software and related customer maintenance services; (ii) software development services; and (iii) B2C e-commerce.

Revenue from the sale of enterprise software and related customer maintenance service is recognized when there is evidence of an arrangement, the delivery or service has occurred, the fee is fixed or determinable, and collectability is probable. As the Company does not have vendor-specific objective evidence to establish the fair values of the undelivered elements, the Company recognizes revenue from sales of enterprise software and maintenance services on a straight-line basis over the service period which is typically no more than 12 months.

For certain customers, the Company installs the software at the customer’s place of business and charges the customer a fixed fee based on actual usage of the software. Accordingly, the Company recognizes the related revenue when the customer uses the software. The cost to install the software has historically been insignificant.

Revenues from software development services requiring significant production, modification, or customization of the software are recognized over the installation and customization period based on the percentage of completion method, which is measured principally by the percentage of actual hours incurred to date for each contract to the estimated total hours expected to be incurred for each contact at completion.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES-continued

Certain revenue from software development services also includes hardware procurement at the request of the customers. Since the Company does not have vendor-specific objective evidence to allow for separating various components of such software development service contracts, the Company recognizes such revenues when all components under the contracts are delivered and the project is completed upon the receipt of a written acceptance from the customer.

Revenues from B2C e-commerce are generally recognized upon delivery to the customers.

With the exception of rebates of value added tax on sales of software and related maintenance services (“VAT rebate”) received from the Chinese tax authorities as part of the PRC government’s policy of encouraging software development in the PRC, the Company reports revenue net of business tax. The VAT rebate was RMB573, RMB553 and RMB434 (US$72) during 2011, 2012 and 2013, respectively. Pursuant to certain PRC rules relating to value-added tax, Beijing Ninetowns Ports is entitled to a rebate of value-added tax paid, at a rate of 14% of the sales value for self-developed software products, excluding revenues from maintenance services and upgrade rights that are sold separately.

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

Advertising costs—Advertising costs are expensed in the period as incurred. The Company incurred advertising costs totaling RMB2,475, RMB3,681 and RMB6,379 (US$1,054) during the years ended December 31, 2011, 2012 and 2013, respectively.

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

Comprehensive income (loss)—Comprehensive income (loss) includes net income or loss, foreign currency translation adjustments and unrealized gain or loss on investments in available-for-sale securities.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES-continued

Fair value measurement—Short-term investments and option liabilities are stated at fair value. The carrying value of all other financial instruments approximates their fair value due to the short-term nature of these instruments. The fair value of amounts due to/due from related parties are not practicable to estimate due to the related party nature of the underlying transactions.

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

Recently issued accounting pronouncements—The Company reviews new accounting standards as issued. Although some of the accounting standards issued are effective after the end of the Company’s previous fiscal years, and therefore may be applicable to the Company, management has not identified any standards that it believes will have a significant impact on the Company’s consolidated financial statements.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

3.	ASSETS AND LIABILITIES HELD FOR SALE

On February 24, 2011, Ninetowns Ports acquired a 70% equity interest in Dalian Changzheng, a PRC limited liability company originally established by Aviation Wanyuan Industry Co., Ltd., or Aviation Wanyuan, for RMB117.0 million (US$19.3 million).

On April 11, 2011, Dalian Changzheng acquired the land use rights for approximately 20,970 square meters of undeveloped land in the Dalian High and New Technology Industry Park from the Dalian Land Resource Bureau for RMB280.0 million (US$46.3 million), of which Ninetowns Ports contributed approximately RMB153.0 million and Aviation Wanyuan contributed approximately RMB127.0 million.

On December 30, 2013, the Company entered into a share transfer agreement with Aviation Wanyuan to sell to them its 70% equity ownership interest in Dalian Changzheng at a price of RMB156 million (US$25.8 million). On April 22, 2014, the Company received payment of half of the sale price from Aviation Wanyuan, and expects to receive the remaining payment in accordance with the terms of the share transfer agreement. Assets and liabilities to be disposed of consist of the following as of December 31, 2013, which include a non-controlling interest of RMB50,103 (US$8,276) to Dalian Changzheng:

	December 31
	2013	2013
	RMB	US$
Cash and cash equivalents	87,214	14,407
Amounts due from related companies	2,700	446
Prepaid expenses and other assets	5,677	938

Assets held for sale, current	95,591	15,791

Real estate property under development	357,340	59,028

Assets held for sale, non-current	357,340	59,028

Accounts payable and other liabilities	465	77
Amounts due to related parties	405	67
Deferred subsidies	276,200	45,625

Liabilities held for sale	277,070	45,769

Assets and liabilities classified as held for sale were reported in the real estate development segment.

During the years ended December 31, 2011 and 2012, Dalian Changzheng received grants of RMB240,240 and RMB35,960 (US$45,625 total), respectively, from the government of China. This grant was initially deferred when received and was initially to be used for research and development related to certain software and system development projects which were approved by the government.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

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

Term deposits consist of deposits placed with financial institutions with remaining maturities of greater than three months but less than one year. As of December 31, 2012 and 2013, term deposits are RMB5,266 and RMB5,437(US$898).

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

4.	SHORT-TERM INVESTMENTS-continued

The following table provides additional information concerning the Company’s trading securities and available-for-sale securities:

Trading securities:

	December 31, 2012 (RMB)				December 31, 2013 (RMB)				December 31, 2013 (US$)
	Cost	Gross realized gains	Gross realized losses	Fair value	Cost	Gross realized gains	Gross realized losses	Fair value	Fair value
Trading securities	1,880	—	(1,362)	518	1,680	—	(1,161)	519	86

Total	1,880	—	(1,362)	518	1,680	—	(1,161)	519	86

Available-for-sale securities:

	December 31, 2012 (RMB)					December 31, 2013 (RMB)					December 31, 2013 (US$)
	Cost	Gross unrealized gains	Gross unrealized losses	Other-than -temporary impairment	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Other-than -temporary impairment	Fair value	Fair value
Equity securities	281,268	17,548	(29,580)	—	269,236	—	—	—	—	—	—
Mutual funds	27,178	—	(6,419)	—	20,759	27,177	—	(6,206)	—	20,971	3,464

Total	308,446	17,548	(35,999)	—	289,995	27,177	—	(6,206)	—	20,971	3,464

Information pertaining to securities with gross unrealized losses at December 31, 2012 and 2013 aggregated by investment category and length of time that individual securities have been in a continuous loss position, is as follows:

	Less than twelve months		Twelve months or more
December 31, 2012	Fair value	Gross unrealized losses	Fair value			Gross unrealized losses
Equity securities	201,943	(26,995)		2,702		(2,585)
Mutual funds	—	—		20,759		(6,419)

Total	201,943	(26,995)		23,461		(9,004)

	Less than twelve months		Twelve months or more
December 31, 2013	Fair value	Gross unrealized losses	Fair value			Gross unrealized losses
Equity securities	—	—		—		—
Mutual funds	—	—		20,971		(6,206)

Total (RMB)	—	—		20,971		(6,206)

Total (USD)	—	—	US$	3,464	US$	(1,025)

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

4.	SHORT-TERM INVESTMENTS-continued

The Company’s assessment that it has the ability to continue to hold impaired investment securities along with its evaluation of their future performance provide the basis for it to conclude that its impaired securities are not other-than-temporarily impaired. In assessing whether it is more likely than not that the Company will be required to sell any impaired security before its anticipated recovery, which may be at their maturity, it considers the significance of each investment, the amount of impairment, as well as the Company’s liquidity position and the impact on the Company’s capital position. As a result of its analyses, the Company determined at December 31, 2013 and 2012, that the unrealized losses on its securities portfolio on which impairments had not been recognized are temporary.

Proceeds, gross realized gains and gross realized losses on securities classified as available-for-sale for the years ended December 31, 2011, 2012 and 2013 are as follows:

	Years Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Proceeds	302,171	706,278	628,938	103,893
Gross realized gains	9,526	65,272	37,315	6,164
Gross realized losses	(13,180)	(18,526)	(53,351)	(8,813)

All trading and available-for-sale securities and term deposits were measured and recorded at fair value on a recurring basis using quoted prices in active markets for identical assets (Level 1) as of December 31, 2013.

The Company writes call and put options through listed exchanges. When the Company writes an option, an amount equal to the premium received by the Company is recorded as a liability and is subsequently adjusted to the current fair value of the option written. Premiums received from writing options that expired are treated by the Company on the expiration date as realized gains from investments. If a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether the Company has realized a gain or loss. If a put option is exercised, the premium is deducted from the total purchase price in determining the cost of the underlying security. The Company, as the option writer of an option, bears the market risk of an unfavorable change in the price of the security underlying the written options. At December 31, 2012 and 2013, option liabilities included liabilities for call options of RMB12,273 and nil and put options of RMB71 and nil, respectively.

5.	INVENTORIES

Inventories consisted of the following:

	December 31,
	2012	2013	2013
	RMB	RMB	US$
Computer accessories	1,332	288	47
Food products and related consumables	2,195	3,643	602

	3,527	3,931	649

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	December 31,
	2012	2013	2013
	RMB	RMB	US$
Advances to employees	1,453	3,628	599
Prepaid expenses	1,380	1,487	246
Deposits for office rental, utilities	1,945	701	116
Interest receivable for term deposits	7	7	1
Other receivables	30,700	1,375	227

	35,485	7,198	1,189

7.	REAL ESTATE PROPERTY UNDER DEVELOPMENT

Real estate under development assets are comprised of land acquisition costs of RMB459,599 and RMB167,643 (US$27,693) and land development costs of RMB68,103 and RMB32,323 (US$5,339) as of December 31, 2012 and 2013, respectively, which are further broken down by real estate property project as follows:

	December 31,
	2012	2013	2013
	RMB	RMB	US$
Dalian	330,707	—	—
Huainan	163,191	165,429	27,327
Yizhuang	33,804	34,537	5,705

Total	527,702	199,966	33,032

On March 16, 2011, Huainan Ninetowns, a PRC company with a registered capital of RMB10 million was established. Huainan Ninetowns is wholly-owned by Beijing Ninetowns Ports. On March 30, 2011, Huainan Huacheng, a PRC company with a registered capital of RMB8 million was established. Huainan Huacheng is wholly-owned by Huainan Ninetowns.

Huainan Huacheng acquired the land use rights for a plot of undeveloped land permitted for mixed-use and located in Huainan, Anhui Province of China, on April 7, 2011. The land was purchased for a total consideration of approximately RMB258 million (US$43 million) of which RMB129 million had not been paid as of May 15, 2014 due to a delay by the local government in relocating the residents living on that land. Through December 31, 2012 approximately one half of the total purchase price has been paid, together with associated taxes and closing costs, for a total of RMB140 million. The Company intends to develop a mixed-use real estate project tentatively named “Smarter Town” on the land, and also intends to (i) design, develop, construct, market and sell certain retail and residential units, (ii) design and construct an “Internet of Things” exhibition park, and (iii) design and construct a community hospital on such land. The mixed-use land use rights will expire in 40 years and 70 years.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

7.	REAL ESTATE PROPERTY UNDER DEVELOPMENT-continued

Dalian Changzheng acquired the land use rights for two tracts of undeveloped land permitted for commercial and residential use and located in Dalian High and New Technology Industry Park in Dalian, Liaoning Province, China on April 11, 2011. The two tracts of land were purchased for a total consideration, including acquisition costs, of approximately RMB292 million (US$48 million), of which the total land value is RMB280.0 million (US$46.3 million). The commercial land use rights and the residential land use rights will expire in 40 years and 70 years, respectively. On December 30, 2013, the Company entered into a share transfer agreement with Aviation Wanyuan to sell its 70% of the equity interest in Dalian Changzheng. As a result, real estate property under development related to the Dalian project was reclassified to assets held for sale, non-current in 2013 (note 3).

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	December 31,
	2012	2013	2013
	RMB	RMB	US$
Buildings	193,791	193,791	32,012
Leasehold improvements	8,307	8,237	1,361
Furniture, fixtures and office equipment	6,164	6,902	1,140
Computer equipment	26,211	26,896	4,443
Motor vehicles	9,316	9,074	1,499
Agricultural equipment	11,431	12,081	1,996

Total	255,220	256,981	42,451
Less: accumulated depreciation and amortization	(87,828)	(101,567)	(16,778)

Property and equipment, net	167,392	155,414	25,673

Depreciation and amortization expenses for the years ended December 31, 2011, 2012 and 2013 were RMB16,541, RMB15,791, and RMB14,228 (US$2,351), respectively.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

9.	INVESTMENTS UNDER COST METHOD

	December 31,
	2012	2013	2013
	RMB	RMB	US$
Global Market	10,463	10,147	1,676
Tophere	1,127	1,127	186

	11,590	11,274	1,862

At December 31, 2013, the Company owned 3,209,815 shares of Global Market Group Limited (“Global Market”) Series A preferred shares. These share amounts reflect a May 2012 1 for 5 reverse stock split by Global Market.

Because the Company cannot exercise significant influence over Global Market, the investment is accounted for under the cost method.

In November 2011, the Company received dividends of RMB920 (US$152), which is included in other income in the consolidated statement of operations.

In March 2012, the Company received dividends of RMB4 (US$1), which is included in other income in the consolidated statement of operations.

In June 2012, Global Market issued 7,459,550 ordinary shares, resulting in the dilution of the Company’s ownership interest from 3.55% to 3.28%.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

10.	INVESTMENTS UNDER EQUITY METHOD

The Company’s investments in and equity in the earnings (losses) of its equity method investees is as follows for the years ended December 31, 2012 and 2013:

	The Investment Trust Plan (RMB)	Huainan Ninetowns (RMB)	Shouchuang Caifu Ninetowns (RMB)	Shouchuang Caifu Gengyin (RMB)	Shouchuang Huaxia Ninetowns Real Estate (RMB)	Beijing Juxin Fugao (RMB)	Total (RMB)	Total (US$)
Investment balance at January 1, 2012	161,475	10,164	53,000	5,940	—	—	230,579	38,089
Investment contributions	—	—	12,000	13,960	700	132	26,792	4,426
Equity earnings (losses)	—	(48)	(254)	(66)	(401)	(88)	(857)	(142)
Termination of the Investment Trust Plan and Transfer of the underlying Real Estate to the Company	(161,475)	(10,116)	—	—	—	—	(171,591)	(28,345)

Investment balance at December 31, 2012	—	—	64,746	19,834	299	44	84,923	14,028

Equity losses	—	—	(117)	(3)	(299)	(44)	(463)	(76)

Investment balance at December 31, 2013	—	—	64,629	19,831	—	—	84,460	13,952

At December 31, 2013, there are no significant differences between the carrying amounts of the Company’s equity investments and the underlying equity in the investees’ net assets.

The Investment Trust Plan and Huainan Ninetowns:

In April 2011, the Company acquired the land use rights for a plot of undeveloped land permitted for mixed-use and located in Huainan, Anhui Province of China. In June 2011, the Company, through its subsidiaries, entered into a series of agreements with respect to certain financing arrangements for the “Smarter Town” project to be developed by Huainan Huacheng, the project company. Pursuant to such agreements, the “2011 Zhongcheng Trust Huainan Ninetowns Investment Trust Plan” (“the Investment Trust Plan”) was organized.

In February 2012, the Investment Trust Plan was terminated due to the delay in the development schedule of the “Smarter Town” project. As a result of the termination, Beijing Ninetowns Ports has a 100% equity interest in Huainan Ninetowns. In addition, Huainan Huacheng repaid the debt of RMB160 million plus interest of approximately RMB13 million to Zhongcheng. Interest expense related to the Investment Trust Plan during the years ended December 31, 2011 and 2012 was approximately RMB11 million and RMB2 million, respectively. The Company intends to continue the development of the “Smarter Town” project and may seek other alternative financing options in the future.

Subsequent to the termination of the Investment Trust Plan in 2012, the land use rights of approximately RMB156.8 million previously recorded in the Trust, were transferred to real estate under development.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

10.	INVESTMENTS UNDER EQUITY METHOD-continued

Shouchuang Caifu Ninetowns and Shouchuang Caifu Gengyin:

On October 21, 2011, Beijing Ronghe Zhihui, the Company’s wholly-owned subsidiary, entered into a partnership agreement with Shouchuang Huaxia (Tianjin) Equity Investment Fund Management Co., Ltd. (“Shouchuang Huaxia”) and Shouchuang Caifu Gengyin (Tianjin) Equity Investment Fund Limited Partnership (“Shouchuang Caifu Gengyin”). Pursuant to the partnership agreement, Beijing Ronghe Zhihui and Shouchuang Caifu Gengyin, as the limited partners, and Shouchuang Huaxia, as the general partner, established Shouchuang Caifu Ninetowns (Tianjin) Equity Investment Fund Limited Partnership (“Shouchuang Caifu Ninetowns”), as a limited partnership based in Tianjin, China.

Shouchuang Caifu Ninetowns’s initial capital was expected to be RMB110 million. Through December 31, 2011, Shouchuang Caifu Gengyin and Shouchuang Huaxia each contributed RMB10 million and Beijing Ronghe Zhihui, who is expected to contribute a total of RMB90 million, contributed RMB53 million.

In September 2012, Beijing Ronghe Zhihui contributed an additional of RMB22 million (US$4 million) to Shouchuang Caifu Ninetowns.

In November 2012, Shouchuang Caifu Gengyin contributed an addition of RMB10 million (US$2 million) to Shouchang Caifu Ninetowns, which increased its investment in Shouchuang Caifu Ninetowns to RMB20 million (US$3 million).

In December 2012, Beijing Ronghe Zhihui withdrew RMB10 million (US$2 million) of the capital previously injected to Shouchuang Caifu Ninetowns. As such, Beijing Ronghe Zhihui, who is expected to contribute a total of RMB80 million (US$13 million), has contributed RMB65 million (US$11 million) for a 68.42% equity interest in Shouchuang Caifu Ninetowns as of December 31, 2012.

As of December 31, 2011, Beijing Ninetowns Investment, the Company’s wholly-owned subsidiary, had contributed RMB5.94 million of a total commitment of RMB29.7 million for a 29.7% interest in Shouchuang Caifu Gengyin.

In October 2012, Beijing Ninetowns Investment contributed an additional RMB13.96 million (US$2 million) to Shouchuang Caifu Gengyin and increased the total commitment from RMB29.7 million to RMB49.5 million (US$8 million). In December 2012, upon the withdrawal from the partnership of one of the limited partners, Beijing Ninetowns Investment’s interest in Shouchuang Caifu Gengyin increased to 49.5%.

As of December 31, 2013, the Company had a 68.42% direct interest in Shouchuang Caifu Ninetowns and a 10.64% indirect interest in Shouchuang Caifu Ninetowns. As a limited partner, the Company is using the equity method of accounting to account for its investment in Shouchuang Caifu Ninetowns.

On December 21, 2011, Shouchuang Caifu Ninetowns acquired 99% of the equity interests of Binzhou Ruichen Real Estate Development Co., Ltd. (“Binzhou Ruichen”), a limited liability company established in Binzhou, Shandong Province, China. As of December 31, 2012 and 2013, Binzhou Ruichen owns the land use rights for a plot of undeveloped land permitted for residential use and located in Binzhou. The residential land use rights will expire in 70 years.

On December 30, 2013, Shouchuang Caifu Ninetowns, Lei Yu, GuoMin Liu, Binzhou Ruichen and Beijing Ronghe Zhihui entered an agreement to allow Lei Yu to purchase back 100% interest in Binzhou Ruichen, the project company, from Shoudchuang Caifu Ninetowns with the consideration of approximately RMB 152 million (US$25 million) on or before April 5, 2014. Upon receipt of RMB100 million from Lei Yu, Beijing Ronghe Zhihui agreed to offer a two-year loan, of which is limited to RMB50 million, to Binzhou Ruichen.

As of May 15, 2014, Binzhou Ruichen has paid RMB65 million (US$11 million) to Shouchuang Caifu Ninetowns.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

10.	INVESTMENTS UNDER EQUITY METHOD-continued

Shouchuang Huaxia Ninetowns Real Estate:

On June 15, 2012, Beijing Ninetowns Investment acquired a 35% equity interest in Beijing Shouchuang Huaxia Ninetowns Real Estate Development Co., Ltd., or Shouchuang Huaxia Ninetowns Real Estate, for RMB3.5 million of which RMB0.7 million was paid as of December 31, 2013. An additional contribution of RMB2.8 million is expected to be paid on June 13, 2014.

Beijing Juxin Fugao Investment Management:

On July 16, 2012, Beijing Ninetowns Investment acquired a 22% equity interest in Beijing Juxin Fugao Investment Management Center Limited Partnership, or Beijing Juxin Fugao, for RMB0.132 million.

11.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consisted of the following:

	December 31,
	2012	2013	2013
	RMB	RMB	US$
Customer lists and relationships	6,131	6,131	1,013
Completed technology	5,251	5,251	867
Purchased software for internal use	17,200	17,200	2,842
Land use right	1,095	1,095	181

Total	29,677	29,677	4,903
Less: Accumulated amortization	(28,715)	(28,814)	(4,760)

Acquired intangible assets, net	962	863	143

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

11.	ACQUIRED INTANGIBLE ASSETS, NET-continued

Amortization expenses for the years ended December 31, 2011, 2012, and 2013 were RMB3,503, RMB703, and RMB99 (US$16), respectively.

The following table represents the total estimated amortization of intangible assets for the next five years:

For the Year Ending December 31	Estimated Amortization Expense	Estimated Amortization Expense
	RMB	US$
2014	100	17
2015	100	17
2016	100	17
2017	100	17
2018	100	17

	500	85

12.	ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following:

	December 31,
	2012	2013	2013
	RMB	RMB	US$
Accounts payable and other payables	17,263	19,021	3,142
Salary and wages	10,130	7,297	1,205

	27,393	26,318	4,347

13.	INCOME TAXES

Ninetowns is a tax exempted company incorporated in the Cayman Islands. No provision for Hong Kong Profits Tax has been made as the subsidiaries incorporated in Hong Kong had no assessable profits earned or derived from Hong Kong during the years ended December 31, 2011, 2012 and 2013. The subsidiaries incorporated in the PRC (other than Hong Kong) are governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “Income Tax Laws”).

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

13.	INCOME TAXES-continued

The PRC Income Tax Law imposes a unified income tax rate of 25% for domestic and foreign enterprises. New and High Technology Enterprises enjoy a favorable tax rate of 15%.

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

Under the Income Tax Law, if the PRC subsidiaries and VIE wish to qualify for a preferential rate for years commencing on or after January 1, 2008, they will need to qualify as a “High and New Technology Enterprise Strongly Supported by the State”. Until the PRC subsidiaries and VIE receive official approval for this new status, they will be subject to the statutory 25% tax rate. Furthermore, under the Income Tax Law a “resident enterprise”, which includes an enterprise established outside of the PRC with management located in the PRC, will be subject to PRC income tax. If the PRC tax authorities determine that the Company and its subsidiaries registered outside the PRC should be deemed a resident enterprise under the tax law, the Company and its subsidiaries registered outside the PRC will be subject to PRC income tax at a rate of 25%.

In 2011, 2012 and 2013, Beijing New Take, Beijing Ninetowns Times, Beijing Ninetowns Investment, Ronghe Tongshang, Beijing Software, Beijing Sky, Dongguan Software, Beijing Ronghe Zhihui and Beijing Ronghe Dianzi were subject to an enterprise income tax rate of 25%.

Beijing Ninetowns Ports and Guangdong Ninetowns were awarded the certificate of “New and High Technology Enterprise” and was taxed at an income tax rate of 15% for the years ended December 31, 2011, 2012 and 2013.

Dalian Changzheng was qualified as a software company in 2011 and was granted preferential EIT rates based on such status. Dalian Changzheng was subject to an income tax rate of 0% for 2011. In 2012 and 2013, Dalian Changzheng was not qualified as a software company and was subject to an income tax rate of 25%.

Huainan Ninetowns and Huainan Huacheng were subject to an EIT rate of 25% in 2012 and 2013.

Huaixiang Modern Agriculture was subject to an income tax rate of 25% based on a deemed income equal to 4% of its annual total income in 2011 as determined by the tax authority. In 2012 and 2013, Huaixiang Modern Agriculture was subject to an EIT rate of 25%.

During the years ended December 31, 2011, 2012 and 2013, if the Company’s subsidiaries in the PRC had not been awarded tax holidays or had special tax concessions, they would have recorded an additional provision for income taxes totaling RMB374, RMB640 and RMB310(US$51),

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

13.	INCOME TAXES-continued

respectively. Basic net income per share would have been changed to RMB0.08, RMB1.80 and RMB0.37, and diluted net income per share would have been changed to RMB0.08, RMB1.65 and RMB0.37 for the years ended December 31, 2011, 2012, and 2013, respectively.

Income tax expense consisted of the following:

	Years Ended December 31
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Current tax	855	1,447	747	123
Deferred tax	193	(776)	(323)	(53)

	1,048	671	424	70

As of December 31, 2012 and 2013, significant temporary differences between the tax basis and financial statement basis of accounting for assets and liabilities that gave rise to deferred taxes were principally related to the following:

	December 31
	2012	2013	2013
	RMB	RMB	US$
Current deferred tax assets
Short-term deferred revenue	1,036	1,358	224
Less: valuation allowances	—	—	—

Current deferred tax assets	1,036	1,358	224

Non-current deferred tax assets
Net operating loss carry forwards	10,859	11,814	1,952
Less: valuation allowances	(10,859)	(11,814)	(1,952)

Non-current deferred tax assets	—	—	—

The Company has operating loss carry forwards totaling RMB48,412 (US$7,997) as of December 31, 2013, all of which were from PRC subsidiaries and will expire on various dates through December 31, 2018.

As of December 31, 2012 and 2013, a valuation allowance was provided against deferred tax assets arising from net operating loss carry-forwards. Adjustment will be made to the valuation allowance if events occur in the future that indicate changes in the amount of deferred tax assets that may be realized.

The Company operates through multiple subsidiaries and a VIE and the valuation allowances are considered separately for each subsidiary and the VIE. The Company does not file consolidated tax returns, therefore, losses and deferred taxes from one subsidiary or the VIE may not be used to offset another subsidiary’s or the VIE’s earnings or deferred taxes.

If the Company were to be a non-resident for PRC tax purposes, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries the withholding tax would be 10%, and in the case of a subsidiary 25% or more directly owned by residents in the Hong Kong Special Administrative Region, the withholding tax would be 5%.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

13.	INCOME TAXES-continued

Aggregate undistributed earnings of the Company’s subsidiaries and its VIE located in the PRC of approximately RMB554,561 and RMB555,246 (US$91,720) at December 31, 2012 and 2013 are considered to be indefinitely reinvested, and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. The Chinese tax authorities have clarified that distributions made out of pre-January 1, 2008 retained earnings will not be subject to the withholding tax.

A reconciliation between income tax expense (benefit) computed by applying the PRC statutory income tax rate of 25% to income (loss) before income taxes and the actual provision for income taxes is as follows:

	Years Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	USD
PRC statutory income tax	25.0%	25.0%	25.0%

Computed expected income tax (benefit) expense	1,140	17,306	(3,336)	(551)
Expenses not deductible for tax purposes	258	3,961	2,668	441
Permanent differences	(381)	(19,406)	1,573	260
Tax exemption and tax relief granted to PRC subsidiaries	(369)	(640)	(310)	(51)
Other	401	(550)	(171)	(28)

Income tax expense	1,048	671	424	70

A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

	RMB	US$
Balance at January 1, 2012	5,595	924
Additions based on tax position related to the current year	226	37

Balance at December 31, 2012	5,821	961

Additions based on tax position related to the current year	151	25

Balance at December 31, 2013	5,972	986

The Company does not anticipate any significant change within 12 months of this reporting date to its uncertain tax positions that relate primarily to 2009 inter-company distributions. Interest and penalties recognized in the statement of operations and current liabilities were not significant in 2011, 2012 and 2013.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

14.	DEFERRED SUBSIDIES

During the year ended December 31, 2011 and 2012, Dalian Changzheng received grants of RMB240,240 and RMB35,960 (US$45,625 total), respectively, from the government of China. This grant was initially deferred when received and was initially used for research and development related to certain software and system development projects which were approved by the government. There were no grants received in 2013. The entire amount of deferred subsidies is included in liabilities held for sale (note 3).

There are no contingencies related to the grants.

15.	OTHER TAXES PAYABLE

	December 31,
	2012	2013	2013
	RMB	RMB	US$
Individual income tax withholding	139	135	22
Business tax payable	1,609	1,544	255
Value added taxes payable (recoverable), net	(269)	(263)	(43)
Property tax	21	22	4

	1,500	1,438	238

During the years ended December 31, 2011, 2012 and 2013, the Company’s subsidiaries in the PRC (other than Hong Kong) were subject to a 17% value added tax on revenues from the sales of hardware to customers, and a 3% value added tax on revenues from sales of software.

Effective January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched a Business Tax to VAT Transformation Pilot Program (the “Pilot Program”), for certain industries in Shanghai. On September 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation extended the Pilot Program to certain industries in other eight regions, including Beijing.

With the adoption of Pilot Program, the Company’s service revenues from software development were subject to a 6% value added tax, which were subject to business tax at the rate of 5% prior to September 2012.

The implementation of the Pilot Program has not had a significant impact on the Company’s consolidated statements of comprehensive income for the year ended December 31, 2012 and 2013.

Value added taxes payable for hardware sales are reported net of value added taxes paid for inventory purchases. Value added taxes on food sales and services are applicable at various rates, from 0% for self-grown products sales, to 13% and 17% for other goods and products. The Company is also required to withhold PRC individual income taxes on employees’ payroll for remittance to the tax authorities. In addition, the Company’s land use rights are subject to property tax.

16.	TREASURY SHARES

In August 2011, the Company announced a US$5 million Share Repurchase Program. The repurchase of the ADSs are to be made in the open market depending on market conditions and other factors as well as subject to relevant rules under United States securities regulations. The repurchases are intended to qualify for the safe harbor provided by Rule 10b-18 under the Securities Exchange Act of 1934, as amended. The program does not obligate Ninetowns to acquire any particular number of ADSs and may be suspended, modified or discontinued at any time. The share repurchase program will be funded by the Company’s available working capital. Any shares of common stock repurchased under the program will be returned to the treasury.

During the year ended December 31, 2012, 3,900 shares of the Company’s common stock were repurchased in accordance with the program at a cost of RMB29 (US$5).

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

17.	NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted income per share for the periods indicated:

	Years Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Numerator used in basic income per share:
Income (Loss) before non-controlling interest	3,510	68,552	(13,766)	(2,274)
Net loss (income) attributable to the non-controlling interest	15	(3)	(116)	(19)

Net income (loss) attributable to the Company	3,525	68,549	(13,882)	(2,293)

Shares (denominator):
Weighted average ordinary shares outstanding	37,443,657	37,780,134	37,986,150	37,986,150
Plus: incremental shares from vesting of restricted shares	3,021,792	3,312,566	—	—

Weighted average ordinary shares outstanding used in computing diluted income (loss) per ordinary share	40,465,449	41,092,700	37,986,150	37,986,150

Net income (loss) attributable to the Company per share – basic	0.09	1.81	(0.37)	0.06

Net income (loss) attributable to the Company per share – diluted	0.09	1.67	(0.37)	0.06

American Depository Receipts held by the Company to facilitate cashless exercises of vested employee stock options and non-vested shares for 976,542 and 784,064 ordinary shares have been excluded from shares issued and outstanding as of December 31, 2012 and 2013.

The Company had 4,396,023, 3,990,108 and 2,682,751 ordinary share equivalents outstanding, that could potentially dilute basic income (loss) per share in the future, which were excluded in the computation of diluted income (loss) per share in 2011, 2012 and 2013, respectively, as their effect would have been anti-dilutive.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

18.	RELATED PARTY TRANSACTIONS AND BALANCES

As of December 31, 2012, the amount due from related parties of RMB10,070, mainly consisted of RMB10,000 of Beijing Ronghe Zhihui’s receivable from Shouchuang Caifu Ninetowns for the capital that Bejing Ronghe Zhihui withdrew in December 2012 and RMB67 of social insurance paid by Beijing Ninetowns Ports for Beijing Shouchuang Huaxia Ninetowns Real Estate.

As of December 31, 2012, the amount due to related parties of RMB6,140, mainly represented RMB5,730 of real estate construction fees payable by Dalian Changzheng to Beijing Aviation Wanyuan Construction Company Limited, which is a wholly-owned subsidiary of Aviation Wanyuan and RMB405 of staff salaries that Aviation Wanyuan paid on behalf of Dalian Changzheng. Aviation Wanyuan owns a 30% equity interest in Dalian Changzheng, which is a 70%-owned subsidiary of the Company(note 3).

As of December 31, 2013, the amount due from related parties of RMB1,237 (US$205), mainly consists of RMB1,223 (US$202) of social insurance paid by Beijing Ninetowns Ports for Beijing Shouchuang Huaxia Ninetowns Real Estate and RMB10(US$2) of advances from Beijing Sky to Beijing Shouchuang Huaxia Ninetowns Real Estate.

In addition, as of December 31, 2013, RMB2,700 (US$446) is included in assets held for sale, which represents real estate safety security fees that were paid by Dalian Changzheng on behalf of Beijing Aviation Wanyuan Construction Company Limited.

As of December 31, 2012 and 2013, advances from customers included RMB1,566 and RMB2,805 (US$463), respectively, of advances from Aviation Wanyuan to Beijing Sky for food sales. All advances are non-interest bearing and due on demand.

During the years ended December 31, 2012 and 2013, Beijing Sky recorded RMB505 and RMB2,907 (US$480) of revenues from food sales to Aviation Wanyuan.

As of December 31, 2013, amounts due to related party of RMB405 (US$67) represents staff salaries that were paid by Aviation Wanyuan on behalf of Dalian Changzheng. The amount is classified to liabilities held for sale.

19.	SHARE OPTION PLANS

The 2003 Plan

The Company’s 2003 Plan (the “2003 Plan”) allows the Company to issue options to employees and directors to acquire 2,574,400 of the Company’s ordinary shares. The 2003 Plan expired on November 7, 2013.

As of December 31, 2012 and 2013, options to purchase 1,095,279 and nil ordinary shares were outstanding, respectively, under the 2003 Plan.

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

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

19.	SHARE OPTION PLANS-continued

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

There were no options granted in 2011, 2012 and 2013 under the 2004 Plan, as amended.

As of December 31, 2012 and 2013, options to purchase 2,509,873 and 2,490,273 ordinary shares were outstanding, respectively.

The fair value of the option awards granted in 2010 was estimated on the respective dates of grant using a dividend adjusted Black—Scholes pricing model that uses the assumptions noted in the following table:

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

There were no share appreciation rights, restricted share awards or performance awards granted in 2011, 2012 and 2013, and as of December 31, 2012 and 2013, none were outstanding.

As of December 31, 2012 and 2013, 797,824 and 817,424 share-based instruments were available under the 2004 Plan, as amended, for future grants.

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

There were no share-based awards granted in 2011, 2012 and 2013, and as of December 31, 2012 and 2013, 384,956 and 192,478 nonvested shares were outstanding.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

19.	SHARE OPTION PLANS-continued

A summary of the share options and nonvested shares activities is as follows:

	Years Ended December 31,
	2011		2012		2013
Share options	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted exercise price
		RMB		RMB		RMB
Outstanding at beginning of year	4,124,472	22	3,711,785	22	3,605,152	22
Cancelled	(425,187)	28	(106,633)	18	(1,114,879)	26
Adjustment	12,500	26	—	—	—	—

Outstanding at end of year	3,711,785	22	3,605,152	26	2,490,273	20

Exercisable at end of year	2,439,744	27	2,934,952	24	2,323,823	20

Nonvested Option	Number of option	Weighted-average exercise price
		RMB
Nonvested at January 1, 2013	670,200	10
Granted	—	—
Vested	(499,075)	10
Cancelled	(4,675)	11

Nonvested at December 31, 2013	166,450	11

Nonvested Shares	Shares	Weighted-average grant-date fair value
		RMB
Nonvested at January 1, 2013	384,956	11
Granted	—	—
Vested	(192,478)	11
Forfeited	—	—

Nonvested at December 31, 2013	192,478	11

The total intrinsic value of options exercised during each of the years ended December 31, 2011, 2012, and 2013 was RMB nil. As of December 31, 2013, the aggregate intrinsic value of both options outstanding and options exercisable was RMB517 (US$85).

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

19.	SHARE OPTION PLANS-continued

The outstanding options as of December 31, 2013 have the following characteristics:

Options outstanding			Options exercisable
Number outstanding	Weighted average remaining contractual life (year)	Fair value per share at grant date	Number exercisable	Weighted average exercise price
				(RMB)
355,859	1.167	RMB40.42 (US$4.896)	355,859	71
150,814	4.099	RMB11.63 (US$1.619)	150,814	22
1,311,800	5.496	RMB6.49 (US$0.947)	1,311,800	10
671,800	7.083	RMB6.72 (US$0.991)	505,350	11

2,490,273	5.221		2,323,823	20

As of December 31, 2013, the unrecognized share-based compensation cost related to options was approximately RMB21 (US$3) and is expected to be recognized over a weighted average vesting period of 0.08 years. As of December 31, 2013, the unrecognized share-based compensation cost related to nonvested share-based compensation arrangements was approximately RMB39 (US$6) and is expected to be recognized over a weighted-average vesting period of 0.08 years.

The amounts of share-based compensation attributable to cost of revenues, sales and marketing, general and administrative expenses, and research and development included in those line items in the consolidated statements of operations are as follows:

	Years Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Cost of revenues	21	(13)	—	—
Sales and marketing	347	11	45	7
General and administrative	4,127	900	635	105
Research and development	2,632	1,178	581	96

Total share-based compensation expense	7,127	2,076	1,261	208

At December 31, 2013, 784,064 of the Company’s ordinary shares were reserved for future share option exercises.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

20.	COMMITMENTS

The Company has operating lease agreements principally for its office properties in the PRC. The leases have remaining terms ranging from 12 to 24 months except for one land lease which is due in 2022. The leases are renewable subject to negotiation. Rental expense was RMB3,243, RMB3,570 and RMB4,268 (US$705), for the years ended December 31, 2011, 2012 and 2013, respectively.

Future minimum lease payments under these non-cancellable operating lease agreements at December 31, 2013 are as follows:

Years ending December 31,	RMB	US$
2014	2,499	413
2015	549	91
2016	535	88
2017	535	88
2018	542	90
thereafter	2,141	354

Total	6,801	1,124

The Company has entered into franchise agreements to undertake marketing, distribution and service activities. Under these agreements, the Company is obligated to provide advertising, training and telephone support associated with its software licenses and products. Other than as disclosed herein, the Company did not have any significant outstanding obligations or commitments at December 31, 2013.

21.	SEGMENT INFORMATION

The Company has four operating segments: enterprise software and related maintenance services segment, software development services segment, B2C e-commerce and real estate development. The enterprise software and related maintenance services segment is engaged in the development, distribution and sale of software products, the provision of customer maintenance services to end users, and the research and development of new enterprise software. The software development services segment is responsible for the development and integration of software in accordance with the customers’ specifications and requirements. The B2C e-commerce consists of food and grocery sales and services and targets Chinese consumers. The real estate development segment includes real estate development operations, which through December 31, 2012 and 2013 had not generated any revenues.

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

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

21.	SEGMENT INFORMATION-continued

The following is a summary of financial information relating to the Company’s three revenue generating segments expressed under PRC GAAP:

	Year Ended December 31, 2011
	Enterprise software and related customer maintenance services	Software development services	B2C e-commerce	Total
	RMB	RMB	RMB	RMB
Net revenues	56,677	5,963	8,239	70,879
Gross profit (loss)	56,677	3,703	(213)	60,167

	Year Ended December 31, 2012
	Enterprise software and related customer maintenance services	Software development services	B2C e-commerce	Total
	RMB	RMB	RMB	RMB
Net revenues	64,074	7,481	23,112	94,667
Gross profit (loss)	64,074	5,103	4,749	73,926

	Year Ended December 31, 2013
	Enterprise software and related customer maintenance services	Software development services	B2C e-commerce	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues	58,283	6,004	45,276	109,563	18,099
Gross profit	58,283	3,308	7,749	69,340	11,454

The Company does not allocate operating expenses to individual segments when making decisions about allocating resources to the segments and assessing their performance.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

21.	SEGMENT INFORMATION-continued

The following is a reconciliation of the amounts presented for the Company’s three revenue generating segments under PRC GAAP to the consolidated totals reported under US GAAP:

	Years Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Net revenues under PRC GAAP	70,879	94,667	109,563	18,099
U.S. GAAP adjustments:
Differences in the timing of revenue recognition	3,764	(4,833)	(2,150)	(355)
PRC value added tax refund	573	553	434	71

Total net revenues under US GAAP	75,216	90,387	107,847	17,815

Gross profit under PRC GAAP	60,167	73,926	69,340	11,454
U.S. GAAP adjustments:
Differences in the timing of revenue recognition	3,764	(4,833)	(2,150)	(355)
PRC value added tax refund	573	553	434	72
Share-based compensation expenses	(21)	13	—	—

Gross profit under US GAAP	64,483	69,659	67,624	11,171
Operating expenses	(106,048)	(110,553)	(106,980)	(17,672)

Loss from operations	(41,565)	(40,894)	(39,356)	(6,501)
Interest income	1,922	5,718	5,602	925
Gain on sales of short-term investments	32,689	113,644	6,526	1,078
Change in fair value of marketable options	7,252	(16,094)	853	141
Loss on investments under cost method	(3,373)	—	—	—
Income (loss) from equity method investments	1,639	(857)	(614)	(101)
Other income	5,994	7,706	13,647	2,254

Income (loss) before income tax expense	4,558	69,223	(13,342)	(2,204)

The Company does not allocate assets to individual segments when making decisions about allocating resources to the segments and assessing their performance.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

22.	CONCENTRATIONS AND RISKS

Customers Concentrations

Details of customers accounting for 10% or more of net revenues are as follows:

	Years Ended December 31,
Customer	2011	2012	2013
A	34%	25%	20%
B	16%	18%	15%

Foreign currency risk—RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of the RMB into foreign currencies. The value of the RMB is subject to changes in PRC government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. RMB balances in cash and cash equivalents and term deposits of the Company included RMB146,048 at December 31, 2012 and RMB158,845 (US$26,239) at December 31, 2013.

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

Employees of the Company located in the PRC (other than Hong Kong) are covered by the retirement plans defined by local practice and regulations, which are essentially defined contribution plans. The calculation of contributions for the eligible employees is based on 20% of the applicable payroll costs. Certain employees of the Company who are located in Hong Kong have joined the Mandatory Provident Fund (“MPF”) Scheme which is also a defined contribution plan. The contribution to the MPF Scheme is calculated based on the rules set out in the MPF Ordinance in Hong Kong which is 5% of the relevant income of the employee with a specific ceiling. The expenses recorded by the Company related to these defined contribution plans were RMB3,443, RMB5,388, and RMB5,712 (US$944) for the years ended December 31, 2011, 2012, and 2013, respectively.

In addition, the Company is required by PRC law to contribute approximately 10%, 1%, and 1.1% of applicable salaries of certain employees for medical, unemployment benefits, and workers compensation, respectively. The PRC government is directly responsible for the payments of the benefits to these employees. The amounts contributed were RMB2,074, RMB3,356, and RMB3,538 (US$584) for the years ended December 31, 2011, 2012 and 2013, respectively.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

24.	CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

As stipulated by the relevant laws and regulations in the PRC, the Company’s subsidiaries and VIE in the PRC are required to maintain a non-distributable statutory reserve. Appropriations to the statutory reserve are required to be made at not less than 10% of profit after taxes as reported in these entities’ statutory financial statements prepared under PRC GAAP. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the statutory reserve is accumulated to 50% of these entities registered capital, these entities can choose not to provide additional reserves. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and an increase in the registered capital of these entities. Amounts contributed to the statutory reserve were RMB79,312 and RMB79,998 (US$13,215) as of December 31, 2012 and 2013, respectively.

RMB834, RMB834 and RMB686 (US$113) were appropriated from net income to statutory reserves by Ninetown’s subsidiaries in the PRC for the years ended December 31, 2011, 2012 and 2013, respectively.

Relevant PRC Statutory laws and regulations permit payments of dividends by Ninetown’s PRC subsidiaries and VIE only from their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the statutory reserve requires annual appropriations of 10% of after-tax profit to be set as aside prior to the payment of dividends. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries and VIE are restricted in their abilities to transfer funds to the Company in the form of dividends, loans or advances. Total restricted net assets of the Company’s consolidated PRC subsidiaries and VIE were RMB554,561 and RMB555,246 (US$91,720) as of December 31, 2012 and 2013, respectively.

25.	SUBSEQUENT EVENT

We entered into an agreement and plan of merger, dated January 29, 2014, or the Merger Agreement, with Ninetowns Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, and Ninetowns Merger Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands wholly-owned by Ninetowns Holdings Limited, pursuant to which Ninetowns Holdings Limited will acquire the Company for US$1.80 per ordinary share. The Merger Agreement is subject to the approval of shareholders at an extraordinary general meeting of shareholders to be held on May 29, 2014.

SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In thousands, except share and per share data)

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	103,561	343,144	56,683
Investment in available-for-sale securities	269,235	—	—
Prepaid expenses and other current assets	420	732	121
Amounts due from subsidiaries	357,073	346,144	57,179

Total current assets	730,289	690,020	113,983
Investments in subsidiaries	285,210	298,642	49,332

TOTAL ASSETS	1,015,499	988,662	163,315

LIABILITIES AND SHAREHOLDERS’ EQUITY
Option liabilities	12,344	—	—
Other payables	7,572	4,353	719
Amounts due to subsidiaries	6,574	6,375	1,052

Total current liabilities	26,490	10,728	1,771

Shareholders’ equity:
Ordinary shares, par value RMB0.027 (HK$0.025) per share:
8,000,000,000 shares authorized; 37,815,292 shares issued and outstanding in 2012 and 38,007,770 shares issued and outstanding in 2013, respectively	988	992	164
Treasury stock, 3,900 shares, par value	*	*	*
Additional paid-in capital	925,870	927,127	153,150
Retained earnings	126,295	112,413	18,570
Accumulated other comprehensive loss	(64,144)	(62,598)	(10,340)

Total shareholders’ equity	989,009	977,934	161,544

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,015,499	988,662	163,315

*	Less than RMB1 (US$1)

SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (CONTINUED)

STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Years Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Selling and marketing expenses	—	—	—	—
General and administrative expenses	(23,845)	(27,205)	(22,660)	(3,743)

Loss from operations	(23,845)	(27,205)	(22,660)	(3,743)
Interest income	1	1	1	—
Gain on sales of short-term investments	32,637	112,960	6,466	1,068
Change in fair value of marketable options	7,252	(16,094)	853	141
Other income	—	444	—	—

Income (loss) before equity in earnings of subsidiaries	16,045	70,106	(15,340)	(2,534)
Equity in (losses) earnings of subsidiaries	(12,520)	(1,557)	1,458	241

Net income (loss)	3,525	68,549	(13,882)	(2,293)

Net income (loss) per share
Basic	0.09	1.81	(0.37)	(0.06)
Diluted	0.09	1.67	(0.37)	(0.06)
Weighted average shares used in computation:
Basic	37,443,657	37,780,134	37,986,150	37,986,150
Diluted	40,465,449	41,092,700	37,986,150	37,986,150

SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (CONTINUED)

STATEMENT OF COMPREHENSIVE LOSS

(In thousands, except share and per share data)

	Years Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Net income	3,525	68,549	(13,882)	(2,293)
Foreign currency translation loss	(15,004)	(2,370)	(10,799)	(1,784)
Unrealized (loss) gain on available-for-sale securities	(9,053)	(14,637)	12,345	2,039

Comprehensive (loss) income	(20,532)	51,542	(12,336)	(2,038)

SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

STATEMENTS OF CHANGES IN EQUITY

(In thousands, except share and per share data)

	Ordinary Shares			Additional paid-in capital		Treasury Stock		Retained Earnings	Accumulated Other Comprehensive Loss
	Shares	Amount				Shares	Amount			Total
		RMB		RMB			RMB	RMB	RMB	RMB
Balance as of January 1, 2011	36,742,832		965		916,719	—	—	54,221	(23,080)		948,825
Issuance of ADR shares for the exercise of employee share options	795,329		17		(17)	—	—	—	—		—
Net income	—		—		—			3,525	—		3,525
Foreign currency translation adjustments	—		—		—	—	—	—	(15,004)		(15,004)
Employee share options compensation	—		—		7,127	—	—	—	—		7,127
Unrealized loss on available-for-sale securities	—		—		—	—	—	—	(9,053)		(9,053)

Balance as of December 31, 2011	37,538,161		982		923,829	—	—	57,746	(47,137)		935,420
Purchase of treasury stock	(3,900)		—		(29)	3,900	—	—	—		(29)
Issuance of ADR shares for the exercise of employee share options	281,031		6		(6)	—	—	—	—		—
Net loss	—		—		—	—	—	68,549	—		68,549
Foreign currency translation adjustments	—		—		—	—	—	—	(2,370)		(2,370)
Employee share options compensation	—		—		2,076	—	—	—	—		2,076
Unrealized gain on available-for-sale securities	—		—		—	—	—	—	(14,637)		(14,637)

Balance as of December 31, 2012	37,815,292		988		925,870	3,900	—	126,295	(64,144)		989,009
Issuance of ADR shares for the exercise of employee share options	192,478		4		(4)	—	—	—	—		—
Net income	—		—		—	—	—	(13,882)	—		(13,882)
Foreign currency translation adjustments	—		—		—	—	—	—	(10,799)		(10,799)
Employee share options compensation	—		—		1,261	—	—	—	—		1,261
Unrealized loss on available-for-sale securities	—		—		—	—	—	—	12,345		12,345

Balance as of December 31, 2013	38,007,770		992		927,127	3,900	—	112,413	(62,598)		977,934

		US$	164	US$	153,150		—	US$18,570	(US$10,340)	US$	161,544

SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (CONTINUED)

STATEMENTS OF CASH FLOWS

(In thousands, except share and per share data)

	Years Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income (loss)	3,525	68,549	(13,882)	(2,293)
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Equity in losses (earnings) of subsidiaries	12,520	1,557	(1,458)	(241)
(Gain) loss from short sale of stock options	(37,942)	(94,027)	21,685	3,582
Loss from sale of available-for-sale securities	—	—	(25,100)	(4,146)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	478	(326)	(330)	(55)
Other payables	1,279	4,380	(3,034)	(501)
Amounts due to subsidiaries	920	4	—	—

Net cash used in operating activities	(19,220)	(19,863)	(22,119)	(3,654)

Cash flows from investing activities:
Purchase of available-for-sale securities	(332,132)	(767,590)	(325,095)	(53,702)
Proceeds from sales of available-for-sale securities	282,814	706,278	628,938	103,893
Proceeds from short sale of options	59,006	77,921	15,498	2,560
Cover short or assignment of option liabilities	(17,393)	20,613	(49,416)	(8,163)
Decrease in amounts due from subsidiaries	971	175	94	16

Net cash (used in) provided by investing activities	(6,734)	37,397	270,019	44,604

Cash flows from financing activities:
Repurchase of common stock	—	(29)	—	—

Net cash provided by financing activities	—	(29)	—	—

Effect of exchange rate changes on cash	(4,969)	(713)	(8,317)	(1,374)

Net (decrease) increase in cash and cash equivalents	(30,923)	16,792	239,583	39,576
Cash and cash equivalents at the beginning of the year	117,692	86,769	103,561	17,107

Cash and cash equivalents at the end of the year	86,769	103,561	343,144	56,683

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